Form 10-K, Exhibit 13
period 1998-12-31
SHERWIN WILLIAMS CO
filed 1999-03-10
CIK 89800

                                   EXHIBIT 13

     PORTIONS OF ANNUAL REPORT TO SHAREHOLDERS (PAGES 10 - 17, 20 - 33, 35)

NOTES TO FINANCIAL TABLE

         Operating profit is total revenue, including realized profit on intersegment transfers less operating costs and expenses. Corporate expenses include interest which is unrelated to real estate leasing activities, certain provisions for disposition and termination of operations and environmental remediation which are not directly associated with any operating segment, and other adjustments.

         Identifiable assets are those directly identified with each segment's operations. Corporate assets consist primarily of cash, investments, deferred pension assets and headquarters property, plant and equipment.

         The operating margin for each segment is based upon total external sales and intersegment transfers. Intersegment transfers are accounted for at values comparable to normal unaffiliated customer sales.

         Net external sales and operating profits of consolidated foreign subsidiaries were $521 million and $47 million, and $523 million and $55 million, respectively, for 1998 and 1997. Domestic operations account for the remaining net sales and operating profits. Long-lived assets consist of net property, plant and equipment, goodwill, and intangibles. Long-lived assets of consolidated foreign subsidiaries totaled $312 million and $320 million, respectively, at December 31, 1998 and 1997. The consolidated total of long-lived assets for the Company was $2,134 million and $2,164 million at December 31, 1998 and 1997, respectively. Corporate expenses do not include any significant foreign operations. No single geographic area outside the United States was significant relative to consolidated net external sales or operating profits. Consolidated foreign operations were not material for any year prior to 1997.

         Export sales and sales to any individual customer were each less than 10 percent of consolidated sales to unaffiliated customers during all years presented.

================================================================================
(Millions of Dollars)


                                  1998           1997           1996           1995        1994
                                -------        -------        -------        -------        -------

NET EXTERNAL SALES

Paint Stores                    $ 2,786        $ 2,605        $ 2,410        $ 2,131        $ 1,986
Coatings                          2,135          2,264          1,709          1,129          1,100
Other                                13             12             14             14             14
                                -------        -------        -------        -------        -------
Segment totals                  $ 4,934        $ 4,881        $ 4,133        $ 3,274        $ 3,100

OPERATING PROFITS

Paint Stores                    $   249        $   225        $   206        $   158        $   141
Coatings                            322            345            260            202            201
Other                                14             12             13             13              8
Corporate expenses-net             (145)          (155)          (104)           (55)           (51)
                                -------        -------        -------        -------        -------
Income before income taxes      $   440        $   427        $   375        $   318        $   299

IDENTIFIABLE ASSETS

Paint Stores                    $   725        $   689        $   634        $   550        $   517
Coatings                          2,699          2,711          1,764            846            757
Other                                76             73             45             45             44
Corporate                           565            563            552            700            644
                                -------        -------        -------        -------        -------
Consolidated totals             $ 4,065        $ 4,036        $ 2,995        $ 2,141        $ 1,962

CAPITAL EXPENDITURES

Paint Stores                    $    40        $    27        $    40        $    29        $    26
Coatings                             84            114             68             68             46
Other                                 4              9              3              4              1
Corporate                            18             14             12              7              6
                                -------        -------        -------        -------        -------
Consolidated totals             $   146        $   164        $   123        $   108        $    79

DEPRECIATION

Paint Stores                    $    29        $    28        $    26        $    24        $    23
Coatings                             58             52             40             31             30
Other                                 4              3              3              2              3
Corporate                             7              7              7              6              5
                                -------        -------        -------        -------        -------
Consolidated totals             $    98        $    90        $    76        $    63        $    61

OPERATING MARGINS

Paint Stores                        8.9%       $   8.7%           8.6%           7.4%           7.1%
Coatings                            9.9%          10.5%           9.9%          10.5%          11.1%
Other                              38.9%          37.1%          38.4%          39.1%          26.2%
                                -------        -------        -------        -------        -------
Segment totals                      9.6%           9.9%           9.4%           9.1%           9.1%

INTERSEGMENT TRANSFERS

Coatings                        $ 1,125        $ 1,015        $   924        $   801        $   720
Other                                24             21             21             19             18
                                -------        -------        -------        -------        -------
Segment totals                  $ 1,149        $ 1,036        $   945        $   820        $   738

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL CONDITION - 1998

         Net operating cash flow generated by the Company during 1998 was $478.5 million. This cash flow provided the funds to invest in property, plant and equipment, reduce total debt, acquire treasury stock, and increase the annual dividend. The Company's current ratio increased to 1.39 at December 31, 1998 from 1.37 at the end of 1997. The Company's Consolidated Balance Sheets and Statements of Consolidated Cash Flows, on pages 21 and 22 of this report, provide more detailed information on the Company's financial position and cash flows.

         There were no short-term borrowings outstanding at December 31, 1998. Short-term borrowings outstanding at December 31, 1997 of $106.9 million, primarily related to the Company's commercial paper program, were paid in 1998. The commercial paper program had unused borrowing availability of $1.0 billion at December 31, 1998. Borrowings under the commercial paper program are fully backed by and limited to the borrowing availability under the Company's revolving credit agreements which aggregated $760.0 million effective January 1, 1999.

         The increase in the current portion of long-term debt was due primarily to the reclassification of debt securities of $50.0 million, due October 15, 2027, which allow the holders to exercise a put option beginning on October 15, 1999. Inventories decreased $39.1 million due to planned reductions associated with the Coatings Segment's sales decline in 1998. Increases in other components of net working capital, which occurred during 1998, were primarily due to timing.

         Deferred pension assets of $304.0 million at December 31, 1998 represent the excess of the fair market value of the assets in the Company's defined benefit pension plans over the actuarially-determined projected benefit obligations. The 1998 increase in deferred pension assets of $27.9 million represents primarily the recognition of the current year net pension credit, described in Note 6 on pages 27 and 28 of this report, and the recording of a settlement of a portion of the accumulated benefit obligations in two of its defined benefit pension plans. The assumed discount rate used to compute the actuarial present value of benefit obligations was lowered to 6.75 percent at December 31, 1998 due to decreased rates of high-quality, long-term investments, thereby increasing the benefit obligations and decreasing the unrecognized net gain of the plans. The increase in the actual return on plan assets during 1998 over the assumed return of 8.5 percent was primarily the result of favorable returns on equity investments. A portion of the increase was deferred which caused an offsetting increase to the cumulative unrecognized net gain of the plans. The net effect of these deferred items, combined with an increased asset base, will increase the pension credit in 1999.

         Goodwill, which represents the excess of cost over the fair value of net assets acquired in purchase business combinations, decreased $38.0 million, and intangible assets, which represent items such as trademarks and patents, decreased $18.5 million from 1997. These decreases related primarily to amortization expense of $50.1 million. Balance sheet reclassifications and other adjustments to the value of assets acquired during 1997 of $6.4 million further reduced goodwill and intangible assets. The increase in other assets of $16.6 million was primarily due to the capitalization of costs incurred related to designing, developing, obtaining, and implementing internal use software in accordance with Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use". Increases in other investments, partially offset by the sale of the Company's joint venture interest in American Standox, Inc., accounted for the remaining change in other assets.

         Net property, plant and equipment increased $26.6 million to $718.9 million at December 31, 1998 due to capital expenditures of $146.1 million, offset by depreciation expense of $97.8 million and provisions for disposition or retirement of certain assets. Capital expenditures in 1998 represented primarily the costs of installing or upgrading customer service hardware in the paint stores, upgrading and installing other computer hardware, and the construction, capacity expansion or upgrade of manufacturing and distribution centers. The increase in capital expenditures during 1998 in the Paint Stores Segment was primarily attributable to increased new store openings and the purchase and installation of state-of-the-art satellite and communication systems used to improve customer service and merchandise management. The Coatings Segment's decrease in capital expenditures during 1998 primarily related to the volume of construction costs incurred in 1997 for three powder coatings facilities, a manufacturing facility in Brazil, and a distribution center in Nevada. These facilities were completed and placed in service in 1998. Capital expenditures in the Other Segment decreased due to reduced property refurbishing spending. In 1999, the Company expects that its most significant capital expenditures will relate to construction or acquisition of a new research and development technical lab facility, various capacity and productivity improvement projects at manufacturing facilities, and new or upgraded information systems equipment. The Company does not anticipate the need for any specific long-term external financing to support these capital programs.

         Long-term debt decreased $113.6 million during the year to $730.3 million at December 31, 1998, resulting primarily from principal payments and current maturities. The Company filed a new universal shelf registration statement to issue debt securities, common stock, and warrants of up to $1.5 billion. No securities have been issued pursuant to this shelf registration. The Company expects to remain in a borrowing position throughout 1999.

         The increase in the Company's long-term postretirement benefit liability occurred due to the excess of the net postretirement benefit expense over the costs for benefit claims incurred. The current portion of the accrued postretirement liability, amounting to $10.0 million at December 31, 1998, is included in other accruals. The assumed discount rate used to calculate the actuarial present value of the postretirement benefit obligations was lowered to
6.75 percent at December 31, 1998 due to decreased rates of high-quality, long-term investments, thereby increasing the cumulative unrecognized net loss for the postretirement plans. The effect of this change on the net postretirement benefit expense for 1999 will be minimal as the cumulative unrecognized net loss is below the threshold for required amortization. See Note 6, on pages 27 and 28 of this report, for further information on the Company's postretirement benefit obligations.

         Other long-term liabilities include accruals for environmental-related liabilities and other non-current items. The increase of $18.3 million in other long-term liabilities during 1998 primarily related to additional tax liabilities partially offset by decreased accruals for environmental-related liabilities. See Note 9, on page 29 of this report, for additional information concerning the Company's other long-term liabilities.

         The Company and certain other companies are defendants in a number of lawsuits arising from the manufacture and sale of lead pigments and lead paints. It is possible that additional lawsuits may be filed against the Company in the future. The various existing lawsuits seek damages for personal injuries and property damages, along with costs involving the abatement of lead related paint from buildings and medical monitoring costs. The Company believes that such lawsuits are without merit and is vigorously defending them. The Company does not believe that any potential liability ultimately determined to be attributable to the Company arising out of such lawsuits will have a material adverse effect on the Company's business or financial condition.

         The operations of the Company, like those of other companies in its industry, are subject to various federal, state and local environmental laws and regulations. These laws and regulations not only govern its current operations and products, but also impose liability on the Company for past operations which were conducted utilizing practices and procedures considered acceptable under the laws and regulations existing at that time. The Company expects environmental laws and regulations to impose increasingly stringent requirements upon the Company and its industry in the future. The Company believes it conducts its operations in compliance with applicable environmental laws and regulations and has implemented various programs to protect the environment and promote continued compliance.

         Capital expenditures and other expenses related to ongoing environmental compliance measures are included in the normal operating expenses of conducting business. The Company's capital expenditures and other expenses related to ongoing environmental compliance measures were not material to the Company's financial condition or net income during 1998, and the Company does not expect such capital expenditures and other expenses to be material to the Company's financial condition or net income in the future.

         The Company is involved with environmental compliance and remediation activities at some of its current and former sites (including former sites which were previously owned and/or operated by businesses acquired by the Company). The Company, together with other parties, has also been designated a potentially responsible party under federal and state environmental protection laws for the remediation of hazardous waste at a number of third-party sites, primarily Superfund sites. The Company may be similarly designated with respect to additional third-party sites in the future.

         The Company accrues for certain environmental remediation-related activities relating to its past operations and third-party sites, including Superfund sites, for which commitments or clean-up plans have been developed or for which costs or minimum costs can be reasonably estimated. The Company continuously assesses its potential liability for remediation-related activities and adjusts its environmental-related accruals as information becomes available upon which more accurate costs can be reasonably estimated and as additional accounting guidelines are issued which require changing the estimated costs or the procedure utilized in estimating such costs. Actual costs incurred may vary from these estimates due to the inherent uncertainties involved including, among others, the number and financial condition of parties involved with respect to any given site, the volumetric contribution which may be attributed to the Company relative to that attributable to other parties, the nature and magnitude of the wastes involved, the various technologies that can be used for remediation and the determination of acceptable remediation with respect to a particular site.

         Pursuant to a Consent Decree entered into with the United States of America, on behalf of the Environmental Protection Agency, filed in the United States District Court for the Northern District of Illinois, the Company has agreed, in part, to (i) conduct an investigation at its southeast Chicago, Illinois facility to determine the nature, extent and potential impact, if any, of environmental contamination at the facility and (ii) implement remedial action measures, if required, to address any environmental contamination identified pursuant to the investigation. The Company is currently conducting its investigation of the site.

         The Company is a defendant in a lawsuit brought by PMC, Inc. regarding the Company's former Chemical Division's manufacturing facility which was sold to PMC, Inc. in 1985 and is located adjacent to the Company's southeast Chicago, Illinois facility. PMC, Inc. is seeking an undisclosed amount for environmental remediation costs and other damages based upon contractual and tort theories and under various environmental laws. The United States District Court for the Northern District of Illinois conducted a trial on the environmental law and state law theories and generally held, in part, that the Company was responsible for all future remediation costs at the facility pursuant to Section 113(f) of CERCLA. The above determination was affirmed on appeal in July 1998 by the United States Court of Appeals for the Seventh Circuit. The Company continues to vigorously defend the remaining contractual and tort theories in this lawsuit.

         With respect to the Company's southeast Chicago, Illinois facility and its former Chemical Division's manufacturing facility adjacent thereto, the Company has evaluated its potential liability and, based upon its preliminary evaluation, has accrued an appropriate amount. However, due to the uncertainties surrounding these facilities, the Company's ultimate liability may result in costs that are significantly higher than currently accrued. In such event, the recording of the liability may result in a significant impact on net income for the annual or interim period during which the additional costs are accrued.

         The Company does not believe that any potential liability ultimately attributed to the Company for its environmental-related matters will have a material adverse effect on the Company's financial condition, liquidity, cash flow or, except as set forth in the preceding paragraph, net income. See Note 9, on page 29 of this report, for discussion of the environmental-related accruals included in the Company's consolidated balance sheets.

         Shareholders' equity increased more than $123.8 million during 1998 due primarily to the excess of current year net income over dividends paid to shareholders, partially offset by the repurchase of 3,000,000 shares of treasury stock at a cost of $85.0 million and other comprehensive losses related to foreign currency translations. The Company acquires its own stock for general corporate purposes and, depending on its future cash position and market conditions, it may acquire additional shares in the future. In April 1997, the Board of Directors authorized the Company to purchase, in the aggregate, 10,000,000 shares of common stock. At December 31, 1998, authorization remained to acquire 7,000,000 shares.

         As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income", which requires reporting comprehensive income on both an accumulated and period basis. Prior to the adoption of SFAS No. 130, a company was required to report only the accumulated balances of comprehensive income. Comprehensive income is comprised of net income and the components of other comprehensive income, which include foreign currency translation, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. See Note 16, on page 33 of this report. The decrease of $11.4 million in accumulated other comprehensive income occurred due primarily to the strengthening of the U.S. dollar over the functional currencies of the Company's international subsidiaries.

         The Company's Mexican subsidiaries were the only foreign subsidiaries accounted for under highly inflationary accounting rules during 1998. As of January 1, 1999, the Mexican economy is not considered highly inflationary. As of that date, the Mexican Peso became the functional currency for all Mexican operations and any resulting translation adjustments will be included in Other Comprehensive Income. In January 1999, the Brazilian Central Bank eliminated its governmental policy of supporting and tightly managing the trading band of its currency, the Real, and allowed it to trade freely in the open market against other currencies. Shortly after this announcement the Real weakened significantly in trading with the U.S. dollar and other foreign currencies. As a result of the floating Real exchange rate, the Company may experience increased losses in Other Comprehensive Income from foreign currency translation of its Brazilian operations. Any such increases in losses from translation will be in addition to the weakening of any other foreign currencies in countries where we have operations. The ultimate amount of any increased losses from the floating of the Real will not be known until certain policy decisions made by the Brazilian government help stabilize the currency and improve the Brazilian economy. However, the Company does not expect the devaluation of the Brazilian Real, combined with other currency translation losses, to have a material adverse effect on operating results, financial condition or cash flows for the Company as a whole.

         The Company is exposed to market risk through various financial instruments, including fixed rate debt instruments and interest rate swaps. The Company does not believe that any potential loss related to these financial instruments will have a material adverse effect on the Company's financial condition or results of operations.

         Beginning in the fourth quarter of 1997, the Company commenced multi-year information technology projects to enhance portions of the Company's computer systems. The projects will provide efficiencies and further integration of operations within the Coatings Segment. The Company expects that full implementation of the projects will involve significant capital expenditures over the next several years, although capital expenditures in 1998 related to such projects were not material. Costs and expenses related to these projects, including amortization costs, charged to operations in 1998 were not material. Costs and expenses to be charged to operations in the future are not expected to have a material adverse effect on the Company's annual results of operations. Expenditures associated with these projects slightly impacted cash flows from operations in 1998 and will have slightly more of an impact on cash flows from operations in 1999. However, anticipated benefits beginning in 2000 are expected to reduce the impact on cash flows.

         At a meeting held February 3, 1999, the Board of Directors increased the quarterly dividend to $.12 per share. This represents the twentieth consecutive annual increase and a compounded annual rate of increase of 26.0 percent since the dividend was reinstated in the fourth quarter of 1979. The 1998 annual dividend of $.45 per share marked the nineteenth consecutive year that the dividend approximated our payout ratio target of 30.0 percent of the prior year's earnings.

YEAR 2000 READINESS

         The Company is engaged in a company-wide project to prepare its business for the change in date from the year 1999 to 2000. The Company has assembled a Year 2000 project team consisting of Company employees and third party consultants. The goal of the Year 2000 project is to assure that there are no major interruptions in the Company's business operations relating to the transition to the year 2000. The scope of the Company's Year 2000 project includes (i) identifying and taking appropriate corrective action to remedy the Company's software, hardware and embedded technology, (ii) working with certain key financial institutions, customers, suppliers and service providers, with which the Company does business electronically, to help protect such business from being adversely affected by the Year 2000, and (iii) contacting key vendors and service providers and requesting assurances that such third parties will be Year 2000 compliant. The status of the Year 2000 project is reported regularly to senior management and the Board of Directors.

         The Year 2000 project team has implemented a compliance process to address Year 2000 issues in the Company's software and hardware systems and embedded technology consisting of the following nine steps: (1) inventory, (2) risk assessment, (3) prioritization, (4) impact analysis, (5) remediation, (6) testing, (7) certification, (8) deployment, and (9) approval. The Company's mission critical systems have been the project team's top priority. The Company's mission critical systems include systems, which are the most essential to the Company to continue its operations without interruption. The Company believes it has completed its compliance process beyond the impact analysis phase for approximately 84 percent of its mission critical software and hardware systems, with approximately 62 percent of its mission critical software and hardware systems having been remediated and 22 percent currently being remediated. With regard to embedded technology, the Company has completed the remediation and testing phases for 39 percent of its facilities. The Company's target for completing its compliance process for all of its mission critical systems is mid-1999. The Company's target for completing its compliance process for its non-mission critical systems is the end of 1999.

         The Company is in contact with certain key financial institutions, customers, suppliers and service providers, with which the Company does business electronically, to address potential Year 2000 issues. The Company is directly working with certain key third parties to remediate and test affected systems where practicable. The Company sent surveys to key vendors and service providers requesting information regarding the status of their Year 2000 readiness. The Company is also in the process of reviewing the public Year 2000 disclosures of key customers. Based upon this information, the Company is in the process of identifying potential critical Year 2000 issues involving key third parties, if any, and either resolving those issues or developing contingency plans to the extent practicable.

         All costs and expenses incurred to address the Year 2000 issue are charged against income on a current basis. The total cost of the project is expected to be approximately $35 million, of which about $15 million has been spent since the beginning of the project through December 31, 1998. These costs include costs of internal employees and third-party consultants involved in the project and the costs of software and hardware. The Company does not expect these costs and expenses to have a material adverse effect on the Company's financial condition.

         While the Company continues to focus on solutions for Year 2000 issues, and expects to complete its Year 2000 project in a timely manner, the Company is in the process of identifying potential major business interruptions that could reasonably likely result from Year 2000 issues and will develop contingency plans designed to address such potential interruptions. The Company may also develop contingency plans designed to generally help protect the Company from unanticipated Year 2000 business interruptions. Contingency plans are anticipated to include, for example, the identification of alternate suppliers or service providers, increases in safety levels of raw material and finished goods inventories, and the development of alternate procedures. The Company's contingency plans will be developed and modified over time as it receives better information regarding the Year 2000 status of its systems and embedded technology and third party readiness.

         The most reasonably likely worst case scenario which could result from the failure of the Company or its customers, vendors or other key third parties to adequately address Year 2000 issues would include a temporary interruption or curtailment in the Company's manufacturing or distribution operations at one or more of its facilities. Such failures could also cause a delay or curtailment in the processing of orders and invoices and the collection of revenues, as well as the inability to maintain accurate accounting records, and lead to increased costs and loss of sales. If these failures would occur, depending upon their duration and severity, they could have a material adverse effect on the Company's business, results of operations and financial condition.

         Management's estimates regarding expected completion dates and costs involved in the Company's Year 2000 project are based upon various assumptions regarding future events, including the availability of resources, the success of third parties in addressing their Year 2000 issues, and other factors. While management believes the Company is addressing the Year 2000 issue, there is no guarantee that these estimated completion dates and costs will be achieved. In the event that the estimated completion dates and costs differ materially from the actual completion dates and costs, such could have a materially adverse effect on the Company's financial condition and results of operations. In addition, the Company cannot reasonably estimate the impact of Year 2000 on the Company if key third parties, including financial institutions, suppliers, customers, service providers, public utilities and governments, are unsuccessful in completing their Year 2000 efforts.

RESULTS OF OPERATIONS - 1998 VS 1997

         Consolidated net sales increased 1.1 percent over 1997 to $4.93 billion in 1998, due to increased Paint Stores and Other Segment sales, partially offset by decreased Coatings Segment sales.

         The Paint Stores Segment's sales during 1998 increased 6.9 percent due primarily to increased paint gallons sold to both retail and wholesale customers, combined with sales gains in each of the remaining major product lines (wallcoverings, floorcoverings, spray equipment and associated products). Comparable-store sales were up 4.9% in 1998. The Company plans to increase the number of paint store openings in 1999 and expects sales growth in the Paint Stores Segment to continue.

         External sales in the Coatings Segment decreased 5.7 percent during 1998 due primarily to weak do-it-yourself coatings sales, poor market conditions in South America, and the continuing effects of the 1997 loss of certain coatings, aerosol and detergent business. The Company expects that sales from new product introductions and expansion of its presence at several retailers will result in sales growth in 1999. Reduced gallons sold to national accounts and home center customers, due to the weak do-it-yourself sales, accounted for a significant portion of the sales decline in this Segment. Reduced sales to some customers in the cleaning solutions businesses affected Coatings Segment sales of related products. External sales in the Coatings Segment's consolidated foreign subsidiaries decreased slightly during 1998 and represented 10.6 percent of the Company's consolidated net sales. Revenue generated by real estate operations in the Other Segment was higher than last year as vacated space was leased to new tenants.

         Consolidated gross profit as a percent of sales increased to 43.2 percent from 43.0 percent in 1997. The Paint Stores Segment's 1998 gross profit margin was slightly higher than last year due primarily to a favorable product mix. Gross profit margin in the Coatings Segment was slightly higher than last year due to selective selling price increases and the favorable effects of replacing lower margin business with more profitable sales. Provision for plant closings included in cost of goods sold and lower fixed and overhead cost absorption resulting from decreased sales volume partially offset the gross profit margin gains.

         Consolidated selling, general and administrative expenses as a percent of sales increased to 32.4 percent from 32.2 percent in 1997 primarily as a result of increased expenses related to Year 2000 compliance efforts. The Paint Stores Segment's SG&A expenses as a percent of sales improved slightly over last year due to effective cost containment. A slightly favorable SG&A ratio in the Coatings Segment for 1998 compared to 1997 was primarily a result of reduced promotional expenses.

         Consolidated operating profits increased 3.0 percent in 1998. Operating profits of the Paint Stores Segment increased 10.4 percent, due primarily to increased sales volume and gross profit, partially offset by higher selling, general and administrative expenses. The Coatings Segment's operating profits were 6.7 percent lower than last year due primarily to decreased sales volume and gross profit, partially offset by lower selling, general and administrative expenses. Operating profits of the Coatings Segment's consolidated foreign subsidiaries declined approximately $8.0 million in 1998 and represented 10.7 percent of the Company's consolidated operating profits. There are certain risks in transacting business internationally, such as changes in applicable laws and regulatory requirements, political instability, general economic and labor conditions, fluctuations in currency exchange rates and expatriation restrictions, which could adversely affect the financial condition or results of operation of the Company's consolidated foreign subsidiaries. The operating profits of the Other Segment increased in 1998 due primarily to the leasing of office space which was vacant in 1997. Corporate expenses decreased in 1998 due primarily to decreased interest expense and net losses relating to translation of certain foreign investments which are not directly associated with any individual operating segment. Refer to pages 5 through 11 of this report for additional reportable segment information.

         Interest expense decreased in 1998 due primarily to lower average outstanding debt balances. As a result, interest coverage increased to 7.1 times from 6.3 times in 1997. Fixed charge coverage, which is calculated using interest and rent expense, increased to 3.3 times from 3.2 times in 1997.

         Net interest and investment income decreased in 1998 due primarily to lower average cash and short-term investment balances and lower average yields. See Note 4, on page 26 of this report, for further detail on other costs and expenses. As shown in Note 13, on page 32 of this report, the effective income tax rate in 1998 decreased to 38%, from 39% in 1997, due to the effects of changes in tax credits from investment vehicles and other, net items.

         Net income increased 4.7 percent in 1998 to $272.9 million from $260.6 million in 1997. Net income per common share-diluted, calculated in accordance with SFAS No. 128, increased 4.7 percent to $1.57 from $1.50. See Note 15, on page 33 of this report for detailed computations.

         Although the costs and expenses of the Company's Year 2000 project and the expenses associated with the information technology project will impact operating profits and net income in 1999, the Company doesn't expect that it will have a material adverse effect on operating results, financial condition or cash flows for the Company as a whole.

RESULTS OF OPERATIONS - 1997 VS 1996

         Consolidated net sales increased 18.1 percent over 1996 to $4.88 billion in 1997. Excluding incremental sales from Thompson Minwax Holding Corp. and other smaller domestic and foreign acquisitions (collectively, the 1997 Acquisitions) which occurred at various times since December 31, 1996, net sales for 1997 increased 3.7 percent.

         The Paint Stores Segment's sales during 1997 increased 8.1 percent, or
6.6 percent excluding the 1997 Acquisitions, due primarily to increased paint gallons sold to wholesale customers combined with wholesale volume increases in the remaining major product lines. Although volume sales to retail customers were soft in the second half of the year, overall retail sales increased in 1997 compared to 1996, thereby contributing to the sales improvement in the Paint Stores Segment.

         External sales in the Coatings Segment increased 32.5 percent during 1997 due primarily to incremental sales from the 1997 Acquisitions. Excluding the 1997 Acquisitions, sales declined 0.5 percent. Sales were affected by the loss of certain business due to the Company's unwillingness to match or exceed the low prices offered by our competition. Reduced gallons sold to national accounts and home center customers, which resulted from poor out-the-door sales and the loss of certain product lines at one of its customers, accounted for a slight sales decline in this Segment's consumer products after excluding the 1997 Acquisitions. Coatings Segment's automotive product sales were higher than 1996, on both an as-reported basis and excluding the 1997 Acquisitions, due primarily to sales gains in its automotive branches and at original equipment manufacturers combined with foreign sales gains resulting from increased market penetration in those areas. Coatings Segment's product sales gains in the industrial and applicator product lines were offset by reduced sales to some customers in the retail national (formerly hardware) and cleaning solutions businesses, leading to slightly lower sales excluding the 1997 Acquisitions as compared to last year. External sales in the Coatings Segment's consolidated foreign subsidiaries increased significantly during 1997 and represented 11.3 percent of the Company's consolidated net sales due primarily to the Company's acquisition activity. Revenue generated by real estate operations in the Other Segment was lower than 1996 due to the loss of a large tenant in one of its office buildings at the end of 1996.

         Consolidated gross profit as a percent of sales increased to 43.0 percent from 41.8 percent in 1996 due in part to the effects of the 1997 Acquisitions, although improved gross profit margins were also obtained excluding the 1997 Acquisitions. The Paint Stores Segment's 1997 gross margin excluding the 1997 Acquisitions was higher than 1996 due primarily to sales gains in its higher-margin paint and paint-related product lines. Margins in the Coatings Segment were higher than 1996 due to above-average margins realized from some of the 1997 Acquisitions' businesses combined with a favorable sales mix and favorable factory operations.

         Consolidated selling, general and administrative expenses as a percent of sales increased to 32.2 percent from 31.7 percent in 1996. Excluding the 1997 Acquisitions, SG&A expenses as a percent of sales were even with last year. The Paint Stores Segment's SG&A expenses as a percent of sales were favorable to 1996 on both an as-reported basis and excluding the 1997 Acquisitions due to cost containment combined with the sales gains achieved. Increased merchandising and administrative costs related to new products, new customers and improved service levels led to an unfavorable SG&A ratio in the Coatings Segment for 1997 compared to 1996.

         Consolidated operating profits increased 21.6 percent in 1997, or 7.2 percent excluding the 1997 Acquisitions. Operating profits of the Paint Stores Segment increased 9.3 percent, or 8.9 percent excluding the 1997 Acquisitions, due primarily to increased paint volume combined with containment of selling, general and administrative expenses. The Coatings Segment's operating profits excluding the 1997 Acquisitions were 6.6 percent higher than last year due primarily to the realization of manufacturing efficiencies in certain business units. Operating profits of the Coatings Segment's consolidated foreign subsidiaries represented 12.6 percent of the Company's consolidated operating profits due primarily to profits from the Company's acquisitions. The operating profits of the Other Segment decreased in 1997 due primarily to vacant lease space during part of the year related to the loss of a large tenant in one of its office buildings. Corporate expenses increased in 1997 due primarily to increased interest expense and net losses relating to translation of certain foreign investments which are not directly associated with or allocable to any individual operating segment.

         Interest expense increased significantly in 1997 due to the increases in long-term debt related to the financing of the 1997 Acquisitions. As a result, interest coverage decreased to 6.3 times from 16.3 times in 1996. Our fixed charge coverage, which is calculated using interest and rent expense, declined to 3.2 times from 3.9 times in 1996.

         Net interest and investment income increased in 1997 due primarily to higher average cash and short-term investment balances and higher average yields. See Note 4, on page 26 of this report, for further detail on other costs and expenses. The effective income tax rate in 1997 remained unchanged from the 1996 rate.

         Net income increased 13.7 percent in 1997 to $260.6 million from $229.2 million in 1996. Excluding the 1997 Acquisitions, net income increased 14.9 percent. Net income per common share-diluted, calculated in accordance with SFAS No. 128 adopted during the fourth quarter ended December 31, 1997, increased
12.8 percent to $1.50 from $1.33 (as restated to conform to SFAS No. 128). See
Note 1, on page 24 of this report, for additional discussion on the Company's adoption of SFAS No. 128 and Note 15, on page 33 of this report, for detailed computations.

STATEMENTS OF CONSOLIDATED INCOME

================================================================================
(Thousands of Dollars Except Per Share Data)

                                                                   Year ended December 31,
                                                       -----------------------------------------------
                                                           1998              1997              1996
                                                       -----------       -----------       -----------

Net sales                                              $ 4,934,430       $ 4,881,103       $ 4,132,879

Costs and expenses:

     Cost of goods sold                                  2,804,459         2,784,392         2,405,178
     Selling, general and administrative expenses        1,598,333         1,573,510         1,309,086
     Interest expense                                       71,971            80,837            24,537
     Interest and net investment income                     (6,482)           (8,278)           (6,819)
     Other                                                  26,046            23,365            25,520
                                                       -----------       -----------       -----------
                                                         4,494,327         4,453,826         3,757,502
                                                       -----------       -----------       -----------

Income before income taxes                                 440,103           427,277           375,377
Income taxes                                               167,239           166,663           146,220
                                                       -----------       -----------       -----------

Net income                                             $   272,864       $   260,614       $   229,157
                                                       ===========       ===========       ===========

Net income per common share:

    Basic                                              $      1.58       $      1.51       $      1.34
                                                       ===========       ===========       ===========

    Diluted                                            $      1.57       $      1.50       $      1.33
                                                       ===========       ===========       ===========



See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

================================================================================
(Thousands of Dollars)

                                                                                      December 31,
                                                                     -----------------------------------------------
                                                                         1998             1997               1996
                                                                     -----------       -----------       -----------
ASSETS
Current assets:
    Cash and cash equivalents                                        $    19,133       $     3,530       $     1,880
    Accounts receivable, less allowance                                  604,516           546,314           452,421
    Inventories:
       Finished goods                                                    568,328           587,680           529,148
       Work in process and raw materials                                 114,195           133,988           113,539
                                                                     -----------       -----------       -----------
                                                                         682,523           721,668           642,687
    Deferred income taxes                                                117,720           124,669           105,065
    Other current assets                                                 123,398           136,072           214,134
                                                                     -----------       -----------       -----------
       Total current assets                                            1,547,290         1,532,253         1,416,187

Goodwill                                                               1,123,128         1,161,129           546,461
Intangible assets                                                        291,715           310,221           104,206
Deferred pension assets                                                  304,006           276,086           254,376
Other assets                                                              80,466            63,854           123,969
Property, plant and equipment:
    Land                                                                  67,567            64,367            53,705
    Buildings                                                            422,902           383,485           312,954
    Machinery and equipment                                              906,501           841,343           716,015
    Construction in progress                                              43,274            68,649            51,258
                                                                     -----------       -----------       -----------
                                                                       1,440,244         1,357,844         1,133,932
    Less allowances for depreciation                                     721,387           665,586           584,541
                                                                     -----------       -----------       -----------
                                                                         718,857           692,258           549,391
                                                                     -----------       -----------       -----------

Total Assets                                                         $ 4,065,462       $ 4,035,801       $ 2,994,590
                                                                     ===========       ===========       ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:

    Short-term borrowings                                                              $   106,913       $   168,001
    Accounts payable                                                 $   408,144           424,184           385,928
    Compensation and taxes withheld                                      125,698           118,709           103,353
    Current portion of long-term debt                                    118,178            53,926             2,133
    Other accruals                                                       383,149           367,392           325,635
    Accrued taxes                                                         76,804            44,539            65,957
                                                                     -----------       -----------       -----------
       Total current liabilities                                       1,111,973         1,115,663         1,051,007

Long-term debt                                                           730,283           843,919           142,679
Postretirement benefits other than pensions                              204,763           199,839           184,551
Other long-term liabilities                                              302,503           284,200           215,121
Shareholders' equity:
    Common stock - $1.00 par value:  171,033,231, 172,907,418
       and 171,831,178 shares outstanding at December 31, 1998,
       1997 and 1996, respectively                                       205,701           204,538           101,650
    Other capital                                                        143,686           119,695           203,223
    Retained earnings                                                  1,797,945         1,602,882         1,411,295
    Treasury stock, at cost                                             (386,465)         (301,418)         (295,954)
    Cumulative other comprehensive loss                                  (44,927)          (33,517)          (18,982)
                                                                     -----------       -----------       -----------
       Total shareholders' equity                                      1,715,940         1,592,180         1,401,232
                                                                     -----------       -----------       -----------

Total Liabilities and Shareholders' Equity                           $ 4,065,462       $ 4,035,801       $ 2,994,590
                                                                     ===========       ===========       ===========

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS

================================================================================
(Thousands of Dollars)

                                                                            Year Ended December 31,
                                                                -----------------------------------------------
                                                                    1998              1997              1996
                                                                -----------       -----------       -----------
OPERATIONS
Net income                                                      $   272,864       $   260,614       $   229,157
Adjustments to reconcile net income to net operating cash:
    Depreciation                                                     97,821            90,202            76,176
    Deferred income tax expense                                      30,557            59,247           (13,798)
    Provisions for disposition of operations                         23,557             4,152            17,366
    Provisions for environmental-related matters                      4,295             7,607            15,494
    Amortization of intangible assets                                50,067            49,044            27,447
    Defined benefit pension plans net credit                        (30,851)          (20,173)          (15,298)
    Net increase in postretirement liability                          5,424             5,452             3,258
    Other                                                            14,753            15,133             8,408
Change in current items-net:
    Increase in accounts receivable                                 (58,202)          (22,190)          (20,338)
    Decrease (increase) in inventories                               39,145           (30,940)          (85,911)
    (Decrease) increase in accounts payable                         (16,040)            6,841            60,410
    Increase (decrease) in accrued taxes                             32,778           (24,671)           33,147
    Other current items                                              33,211             4,398            11,869
Proceeds of insurance settlement                                                       53,900
Increase in long-term accrued taxes                                   8,211            12,174             4,735
Costs incurred for environmental-related matters                    (14,275)          (18,052)           (9,400)
Costs incurred for disposition of operations                        (14,571)          (17,585)           (6,993)
Other                                                                  (245)            4,377             3,586
                                                                -----------       -----------       -----------
      Net operating cash                                            478,499           439,530           339,315
                                                                -----------       -----------       -----------

INVESTING
Capital expenditures                                               (146,129)         (163,955)         (122,720)
Decrease in short-term investments                                                                       20,000
Acquisitions of assets                                                               (884,525)         (670,755)
(Increase) decrease in other investments                            (19,281)           (5,633)           37,829
Other                                                                (3,264)           (6,375)            9,148
                                                                -----------       -----------       -----------
      Net investing cash                                           (168,674)       (1,060,488)         (726,498)
                                                                -----------       -----------       -----------

FINANCING
Net (decrease) increase in short-term borrowings                   (106,913)          (61,692)          134,654
Increase in long-term debt                                            4,559           750,653           101,792
Payments of long-term debt                                          (54,673)           (2,194)          (72,426)
Payments of cash dividends                                          (77,801)          (69,027)          (60,029)
Proceeds from stock options exercised                                16,818            14,760            12,800
Treasury stock acquired                                             (85,047)           (8,437)           (3,149)
Other financing of acquisitions                                                         4,542            22,000
Debt issue costs                                                                       (6,050)
Other                                                                 8,835                53             3,937
                                                                -----------       -----------       -----------
      Net financing cash                                           (294,222)          622,608           139,579
                                                                -----------       -----------       -----------

Net increase (decrease) in cash and cash equivalents                 15,603             1,650          (247,604)
Cash and cash equivalents at beginning of year                        3,530             1,880           249,484
                                                                -----------       -----------       -----------
Cash and cash equivalents at end of year                        $    19,133       $     3,530       $     1,880
                                                                ===========       ===========       ===========

Taxes paid on income                                            $    85,746       $   115,801       $   141,821
Interest paid on debt                                                71,970            59,572            22,950

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

================================================================================
(Thousands of Dollars Except Per Share Data)

                                                                                                   Cumulative
                                                                                                       Other
                                             Common         Other        Retained      Treasury   Comprehensive
                                              Stock        Capital       Earnings       Stock          Loss           Total
                                            ----------   ----------    ------------   ----------    ----------    ------------

Balance at January 1, 1996                  $ 101,110    $ 182,311     $ 1,242,167    $(292,805)    $ (20,657)    $ 1,212,126
Comprehensive income:
  Net income                                                               229,157                                    229,157
  Other comprehensive income                                                                            1,675           1,675
                                                                                                                  ------------
    Comprehensive income                                                                                              230,832
Stock issued                                      540       20,912                       (3,149)                       18,303
Cash dividends -- $.35 per share                                           (60,029)                                   (60,029)
                                            ----------   ----------    ------------   ----------    ----------    ------------

Balance at December 31, 1996                  101,650      203,223       1,411,295     (295,954)      (18,982)      1,401,232
Comprehensive income:
  Net income                                                               260,614                                    260,614
  Other comprehensive loss                                                                            (14,535)        (14,535)
                                                                                                                  ------------
    Comprehensive income                                                                                              246,079
Two-for-one stock split                       101,876     (101,876)
Stock issued                                    1,012       21,321                       (5,464)                       16,869
Stock acquired for trust                                    (2,973)                                                    (2,973)
Cash dividends -- $.40 per share                                           (69,027)                                   (69,027)
                                            ----------   ----------    ------------   ----------    ----------    ------------

Balance at December 31, 1997                  204,538      119,695       1,602,882     (301,418)      (33,517)      1,592,180
Comprehensive income:
  Net income                                                               272,864                                    272,864
  Other comprehensive loss                                                                            (11,410)        (11,410)
                                                                                                                  ------------
    Comprehensive income                                                                                              261,454
Stock issued                                    1,163       25,231                      (85,047)                      (58,653)
Stock acquired for trust                                    (1,240)                                                    (1,240)
Cash dividends -- $.45 per share                                           (77,801)                                   (77,801)
                                            ----------   ----------    ------------   ----------    ----------    ------------

Balance at December 31, 1998                $ 205,701    $ 143,686     $ 1,797,945    $(386,465)    $ (44,927)    $ 1,715,940
                                            ==========   ==========    ============   ==========    ==========    ============




See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
(Thousands of Dollars Unless Otherwise Indicated)

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION. The consolidated financial statements include all controlled subsidiaries. Inter-company accounts and transactions have been eliminated.

REPORTABLE SEGMENTS. Reportable segment information appears on pages 5 through 11 of this report.

FOREIGN CURRENCY TRANSLATION. All consolidated non-highly inflationary foreign operations use the local currency of the country of operation as the functional currency and translate the local currency asset and liability accounts at year-end exchange rates while income and expense accounts are translated at average exchange rates. The resulting translation adjustments are included in "Cumulative other comprehensive income", a component of Shareholders' Equity. All consolidated highly inflationary foreign operations use the Company's currency as the functional currency.

CASH FLOWS. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

NATURE OF OPERATIONS. The Company is engaged in the manufacture, distribution and sale of coatings and related products to professional, industrial, commercial and retail customers primarily in North and South America.

USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

ENVIRONMENTAL MATTERS. Capital expenditures for ongoing environmental compliance measures are recorded in the consolidated balance sheets and related expenses are included in the normal operating expenses of conducting business. The Company is involved with environmental compliance and remediation activities at some of its current and former sites and at a number of third-party sites. The Company accrues for certain environmental remediation-related activities for which commitments or clean-up plans have been developed or for which costs can be reasonably estimated. All accrued amounts are recorded on an undiscounted basis. Accrued environmental remediation-related expenses include direct costs of remediation and indirect costs related to the remediation effort, such as compensation and benefits for employees directly involved in the remediation activities and fees paid to outside engineering, consulting and law firms. See
Note 4 and Note 9 for discussions of the environmental remediation-related expense and accruals included in the financial statements.

STOCK-BASED COMPENSATION. The Company uses the intrinsic value method of accounting for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25. See Note 12 for pro forma disclosure of net income and earnings per share under the fair value method of accounting for stock-based compensation as proscribed by SFAS No. 123, "Accounting for Stock-Based Compensation".

PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment is stated on the basis of cost. Depreciation is provided principally by the straight-line method. The major classes of assets and ranges of depreciation rates are as follows:

Buildings                                          2% - 6-2/3%
Machinery and equipment                            4% - 20%
Furniture and fixtures                             5% - 20%
Automobiles and trucks                            10% - 33-1/3%

INVESTMENT IN LIFE INSURANCE. The Company invests in broad-based corporate owned life insurance. The cash surrender values of the policies, net of policy loans, are included in Other Assets. The net expense associated with such investment is included in Other Costs and Expenses. Such expense is immaterial to income before income taxes.

GOODWILL. Goodwill represents the cost in excess of fair value of net assets acquired in business combinations accounted for by the purchase method and is amortized on a straight-line basis over periods not exceeding 40 years. The Company evaluates the recoverability of goodwill at each balance sheet date and would record an impairment if necessary. Accumulated amortization of goodwill was $78,983, $48,596 and $18,186 at December 31, 1998, 1997 and 1996,
respectively.

INTANGIBLES. Accumulated amortization of intangible assets was $102,359, $85,242 and $74,450 at December 31, 1998, 1997 and 1996, respectively. These assets are amortized by the straight-line method over the expected period of benefit. The Company reviews such assets for impairment at each balance sheet date and revises the related estimated remaining lives if necessary.

TECHNICAL EXPENDITURES. Total technical expenditures include research and development costs, quality control, product formulation expenditures and other similar items. Research and development costs included in technical expenditures were $20,430, $24,748 and $18,661 for 1998, 1997 and l996, respectively.

ADVERTISING EXPENSES. The cost of advertising is expensed as incurred. The Company incurred $282,817, $295,942 and $212,448 in advertising costs during 1998, 1997 and 1996, respectively.

EARNINGS PER SHARE. The Company adopted SFAS No. 128, "Earnings Per Share" during the quarter ended December 31, 1997. Accordingly, basic net income per share is computed based on the weighted-average number of common shares outstanding during the year, and diluted net income per share is computed based on the weighted-average number of common shares outstanding plus all potentially dilutive securities outstanding during the year. All per share amounts shown for periods prior to adoption have been restated to conform to the provisions of SFAS No. 128. See Note 15 for computation.

LETTERS OF CREDIT. The Company occasionally enters into standby letter of credit agreements to guarantee various operating activities. These agreements, which expire in 1999, provide credit availability to the various beneficiaries if certain contractual events occur. Amounts outstanding under these agreements totaled $15,042, $18,844 and $17,092 at December 31, 1998, 1997 and 1996,
respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

         CASH AND CASH EQUIVALENTS: The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate fair value.

         SHORT-TERM INVESTMENTS: The carrying amounts reported in the consolidated balance sheets for marketable debt and equity securities are based on quoted market prices and approximate fair value.

         INVESTMENTS IN SECURITIES: The Company maintains certain long-term investments, classified as available for sale securities, in a fund to provide for payment of health care benefits of certain qualified employees. The estimated fair values of these securities, included in other assets, of $25,523, $28,751 and $31,785 at December 31, 1998,
         1997 and 1996, respectively, are based on quoted market prices.

         LONG-TERM DEBT (INCLUDING CURRENT PORTION): The fair values of the Company's publicly traded debentures, shown below, are based on quoted market prices. The fair values of the Company's non-traded debt, also shown below, are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

                                                                          December 31,
                                   -----------------------------------------------------------------------------------------
                                               1998                           1997                          1996
                                   -----------------------------    --------------------------    --------------------------
                                      CARRYING          FAIR          Carrying         Fair          Carrying          Fair
                                       AMOUNT           VALUE          Amount          Value          Amount           Value
                                   -------------    ------------    ------------   -----------    ------------    -----------
          Publicly traded  debt        $764,806        $825,989        $764,725      $826,400         $  15,900    $  18,670
          Non-traded debt                83,559          80,929         133,012       122,354           130,460      110,295


         INTEREST RATE SWAPS: The Company occasionally enters into interest rate swaps primarily to hedge against interest rate risks. These agreements generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. Counterparties to these agreements are major financial institutions. Management believes the risk of incurring losses related to credit risk is remote.

         The fair values for the Company's off-balance-sheet instruments, shown below, are based on pricing models or formulas using current assumptions for comparable instruments.

                                                                                       December 31,
                                                               -----------------------------------------------------------
                                                                   1998                    1997                  1996
                                                               -------------           -------------          ------------
          Carrying amount                                                                                     $     (808)
          Fair value                                            $    17                $    443                      770
          Notional amount                                        50,000                 100,000                  109,669
          Number of agreements outstanding                            1                       2                        3

         NON-TRADED INVESTMENTS: It was not practicable to estimate the fair value of the Company's investment in certain non-traded investments because of the lack of quoted market prices and the inability to estimate fair values without incurring excessive costs. The carrying amounts, included in other assets, of $20,034, $17,587 and $100,797 at December 31, 1998, 1997 and 1996, respectively, represent the Company's best estimate of current economic values of these investments.

RECLASSIFICATION. Certain amounts in the 1997 and 1996 financial statements have been reclassified to conform with the 1998 presentation.

NOTE 2--ACQUISITION AND MERGER

         Effective January 7, 1997, the Company, through a wholly-owned subsidiary, acquired all shares outstanding of Thompson Minwax Holding Corp. (Thompson Minwax). The total amount of funds required to acquire the shares and pay off certain indebtedness of Thompson Minwax was approximately $830,000. The excess purchase price over the fair value of the net assets acquired is being amortized over 40 years using the straight-line method. For financial statement purposes, the acquisition was accounted for under the purchase method of accounting. Accordingly, the results of operations of Thompson Minwax since the date of acquisition are included in the Company's statements of consolidated income.

         Effective January 10, 1996, the Company, through a wholly-owned subsidiary, acquired all shares outstanding of Pratt & Lambert United, Inc. (Pratt & Lambert) for a total cash purchase price of approximately $400,000. The excess purchase price over the fair value of the net assets acquired is being amortized over 40 years using the straight-line method. For financial statement purposes, the acquisition was accounted for under the purchase method of accounting. Accordingly, the results of operations of Pratt & Lambert since the date of acquisition are included in the Company's statements of consolidated income.

         In addition, during the three-year period ended December 31, 1998, the Company purchased various domestic automotive and retail paint distributors, coatings manufacturers, and aerosol and liquid filling businesses. Various foreign architectural and automotive paint manufacturing and aerosol filling businesses located in South America were also acquired during the three-year period.
                                       25

NOTE 3--INVENTORIES

         Inventories are stated at the lower of cost or market. Cost is determined principally on the last-in, first-out (LIFO) method which provides a better matching of current costs and revenues. The following presents the effect on inventories, net income and net income per basic share had the Company used the first-in, first-out (FIFO) and average cost methods of inventory valuation adjusted for income taxes at the statutory rate and assuming no other adjustments. This information is presented to enable the reader to make comparisons with companies using the FIFO method of inventory valuation.

                                                                      1998           1997            1996
                                                                   -------------- --------------- ---------------
Percentage of total inventories on LIFO                                  91%             93%            96%
Excess of FIFO and average cost over LIFO                          $ 96,235        $104,637       $ 94,138
Increase (decrease) in net income due to LIFO                         4,685          (3,604)         4,698
Increase (decrease) in net income per basic share due to LIFO           .03            (.02)           .03


NOTE 4 -- OTHER COSTS AND EXPENSES

         A summary of significant items included in Other Costs and Expenses is as follows:


                                                                1998           1997           1996
                                                              --------       --------       --------

Dividend and royalty income                                   $ (3,069)      $ (3,361)      $ (5,127)
Net expense of financing and investing activities                  122          3,688          8,429
Provisions for environmental matters - net (see Note 9)            695            107         15,494
Provisions for disposition and termination of operations
   (see Note 5)                                                 12,290          4,152          5,506
Foreign exchange losses                                         11,773         15,580          3,335
Miscellaneous                                                    4,235          3,199         (2,117)
                                                              --------       --------       --------
                                                              $ 26,046       $ 23,365       $ 25,520
                                                              ========       ========       ========


         The net expense of financing and investing activities represents the net realized gains and losses from disposing of fixed assets, the net gain or loss associated with the investment of certain long-term asset funds, the net pre-tax expense associated with the Company's investment in broad-based corporate owned life insurance, and in 1998, the net gain related to the sale of the Company's joint venture interest in American Standox, Inc.

         The provisions for environmental matters reflect the increased estimated costs of environmental remediation at current, former and third-party sites which were partially offset by settlements with certain insurance carriers pertaining to environmental-related matters totaling $3,600, $7,500 and $56,000 during 1998, 1997 and 1996, respectively.

         The provisions for disposition and termination of operations reduce property, plant and equipment at closed facilities to its estimated net realizable value and adjust all previous provisions to current estimates as closure or disposition occurs. The increase in 1998 is primarily due to provisions recorded for closing four manufacturing facilities.


NOTE 5--DISPOSITION AND TERMINATION OF OPERATIONS

         The Company is continually re-evaluating its operating facilities with regard to the long-term strategic goals established by management and the board of directors. Operating facilities which are not expected to sufficiently contribute to the Company's future plans are closed or sold.

         At the time of the decision to close or sell a facility, a provision is made and the expense included in Other Costs and Expenses to reduce property, plant and equipment to its estimated net realizable value. Similarly, provisions are made which reduce all other assets to their estimated net realizable values and provide for all qualified exit costs such as lease cancellation penalties, post-closure rent expenses, incremental post-closure expenses, and the estimated costs of employee termination benefits if management has approved a termination plan and communicated such plan to the affected employees. The expenses associated with the provisions for all other assets and for such exit costs and termination benefits are included in Cost of Goods Sold. Adjustments to all previous accruals, as closure or disposition occurs, are included in Other Costs and Expenses.

         The provisions made during 1998 provided for the reduction to net realizable value of certain assets and for the exit costs related to four redundant manufacturing facilities within the reorganized Consumer Group. There were no new provisions made in 1997. The provisions made during 1996 provided for the reduction to net realizable value of certain assets and exit costs related to one manufacturing facility and consolidations of certain redundant distribution and administrative facilities.

         A summary of the financial data related to the closing or sale of the facilities is as follows:

                                                             1998           1997          1996
                                                           --------       --------     ----------
Beginning accruals -- January 1                            $ 47,111       $ 60,544       $ 27,545
Provisions included in cost of goods sold                    11,267                        11,860
Provisions and adjustments to prior accruals
     included in costs and expenses - other                  12,290          4,152          5,506
                                                           --------       --------     ----------
          Total charges                                      23,557          4,152         17,366
Accruals related to acquired sites                                                         22,626
Actual expenditures                                         (14,571)       (17,585)        (6,993)
                                                           --------       --------     ----------
Ending accruals - December 31                              $ 56,097       $ 47,111       $ 60,544
                                                           ========       ========       ========

Net after-tax charges to current operations                $ 15,312       $  2,699       $ 11,288

Net after-tax charges per basic share                      $    .09       $    .02       $    .07

NOTE 6 -- PENSION AND OTHER BENEFITS

The Company provides pension benefits to substantially all employees through noncontributory defined benefit or defined contribution plans. In addition, certain health care and life insurance benefits are provided by company-sponsored plans for certain active and retired employees. Effective December 31, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". The disclosures required by SFAS No. 132 supersede previous disclosure requirements without affecting measurement or recognition criteria. Accordingly, all disclosures for prior periods shown below have been restated to conform to the disclosure requirements of SFAS No. 132.

                                                           Defined Benefit Pension Plans      Other Postretirement Benefits
                                                        ---------------------------------- -------------------------------------
                                                           1998        1997        1996       1998         1997         1996
                                                        ----------  ----------  ---------- -----------  -----------  -----------
BENEFIT OBLIGATION:
  Balance at beginning of year                          $ 175,204   $ 158,876   $ 128,335  $  206,007   $  183,179   $  171,910
  Service cost                                              2,564       2,570       3,516       3,877        3,720        3,327
  Interest cost                                            11,942      11,859      10,933      13,909       13,708       12,483
  Actuarial (gain) loss                                     1,702         402          95       3,184       15,366       (2,235)
  Plan amendments                                           2,003         201       1,037
  Acquisitions                                                         19,644      26,149                                 5,701
  Benefits paid                                           (24,316)    (18,348)    (11,189)     (9,350)      (9,966)      (8,007)
                                                        ----------  ----------  ---------- -----------  -----------  -----------
  Balance at end of year                                  169,099     175,204     158,876     217,627      206,007      183,179

PLAN ASSETS:
  Balance at beginning of year                            446,271     391,865     323,216
  Actual return on plan assets                             71,188      60,143      49,923
  Acquisitions                                                         10,574      30,778
  Other, net                                                 (759)      2,037        (863)
  Benefits paid                                           (24,316)    (18,348)    (11,189)
                                                        ----------  ----------  ----------
  Balance at end of year                                  492,384     446,271     391,865

EXCESS (DEFICIENT) PLAN ASSETS                            323,285     271,067     232,989    (217,627)    (206,007)    (183,179)
  Unrecognized net asset                                   (2,792)     (4,304)     (6,943)
  Unrecognized actuarial (gain) loss                      (20,348)      3,195      27,472      20,171       16,784       11,288
  Unrecognized prior service cost (credit)                  2,330         808         858     (17,307)     (20,116)     (21,570)
                                                        ----------  ----------  ---------- -----------  -----------  -----------
NET ASSET (LIABILITY) RECOGNIZED IN THE
  CONSOLIDATED BALANCE SHEETS                           $ 302,475   $ 270,766   $ 254,376  $ (214,763)  $ (209,339)  $ (193,461)
                                                        ==========  ==========  ========== ===========  ===========  ===========

NET ASSET (LIABILITY) RECOGNIZED IN THE
  CONSOLIDATED BALANCE SHEETS CONSIST OF:
    Prepaid benefit cost                                $ 304,006   $ 276,086   $ 254,376
    Accrued benefit liability                                          (1,136)             $ (204,763)  $ (199,839)  $ (184,551)
    Amount included in current liabilities                 (1,531)     (4,612)                (10,000)      (9,500)      (8,910)
    Accumulated other comprehensive
      income, net of tax                                                  428
                                                        ----------  ----------  ---------- -----------  -----------  -----------
                                                        $ 302,475   $ 270,766   $ 254,376  $ (214,763)  $ (209,339)  $ (193,461)
                                                        ==========  ==========  ========== ===========  ===========  ===========

WEIGHTED-AVERAGE ASSUMPTIONS AS
  OF DECEMBER 31:
  Discount rate                                              6.75%       7.00%       7.25%       6.75%        7.00%        7.25%
  Expected long-term rate of return on assets                8.50%       8.50%       8.50%
  Rate of compensation increase                              5.00%       5.00%       5.00%
  Health care cost trend rate                                                                    6.70%        7.20%        7.75%

NET PERIODIC BENEFIT (CREDIT) COST:
  Service and interest cost                             $  14,506   $  14,429   $  14,449  $   17,786   $   17,428   $   15,810
  Net amortization and deferral                            (2,524)     (1,008)       (145)     (2,809)      (2,689)      (2,696)
  Expected return on assets                               (37,531)    (33,594)    (29,602)
  Settlement gain                                          (5,302)
                                                        ----------  ----------  ---------- -----------  -----------  -----------
  Net periodic benefit (credit) cost                    $ (30,851)  $ (20,173)  $ (15,298) $   14,977   $   14,739   $   13,114
                                                        ==========  ==========  ========== ===========  ===========  ===========

Plan assets include 1,938,800 shares of the Company's common stock at December 31, 1998. The ending market value and dividends received during the year for those shares was $56,952 and $872, respectively.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $15,612, $15,573 and $11,541, respectively, as of December 31, 1997.

The Company's annual contribution for its defined contribution pension plans, which is based on a level percentage of compensation for covered employees, was $27,004 for 1998, $28,255 for 1997, and $24,730 for 1996.

The health care plans are contributory and contain cost-sharing features such as deductibles and coinsurance. There were 15,894, 16,049, and 16,935 active employees entitled to receive benefits under these plans as of December 31, 1998, 1997 and 1996, respectively. The cost of these benefits for active employees is recognized as claims are incurred and amounted to $47,563, $47,484, and $44,221 for 1998, 1997, and 1996, respectively. The Company has a fund, to which it no longer intends to contribute, that provides for payment of health care benefits of certain qualified employees. Distributions from the fund amounted to $4,928 in 1998, $5,025 in 1997, and $4,618 in 1996.

      Employees of the Company who were hired prior to January 1, 1993 and who are not members of a collective bargaining unit, and certain groups of employees added through acquisitions, are eligible for certain health care and life insurance benefits upon retirement from active service, subject to the terms, conditions and limitations of the applicable plans. There were 4,800, 4,229, and 4,152 retired employees entitled to receive benefits as of December 31, 1998, 1997 and 1996, respectively. The plans are unfunded.

The health care cost trend rate is assumed to decrease gradually to 5.5 percent for 2003 and thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects as of December 31, 1998:

                                             ONE-PERCENTAGE-POINT
                                            ----------------------
                                            INCREASE      DECREASE
                                            --------      --------
Effect on total of service and interest
    cost components                          $ 1,300      $ 1,290
Effect on the postretirement benefit
    obligation                               $16,040      $14,870


NOTE 7--LONG-TERM DEBT

                                                                                           Amount Outstanding
                                                                            ---------------------------------------------------
                                                            Due Date             1998             1997               1996
                                                        ------------------  ---------------  ----------------   ---------------
  6.85% Notes                                                 2007          $    199,742        $ 199,710
  7.375% Debentures                                           2027               149,903          149,900
  7.45% Debentures                                            2097               149,396          149,390
  6.5% Notes                                                  2002                99,966           99,955
  6.25% Notes                                                 2000                99,974           99,948
  Floating Rate Notes                                                                              50,000        $  100,000
  5.5% Notes                                                  2027                                 49,922
  9.875% Debentures                                       2007 to 2016            15,900           15,900            15,900
  6% to 9% Promissory Notes                               Through 2004            10,623           23,791            22,618
  8% to 12% Promissory Notes partially secured by
       certain land and buildings and other               Through 2005             3,884            4,495             3,242
  4.75% Promissory Note                                       2000                   800              800               800
  Other Obligations                                                                   95              108               119
                                                                            ---------------  ----------------   ---------------
                                                                            $    730,283         $843,919        $  142,679
                                                                            ===============  ================   ===============

         Maturities of long-term debt are as follows for the next five years:
$118,178 in 1999; $105,958 in 2000; $4,141 in 2001; $102,960 in 2002; and $1,542
in 2003.

         Interest expense on long-term debt amounted to $59,137, $52,351 and $8,602 for 1998, 1997 and 1996, respectively. There were no interest charges capitalized during the periods presented.

         Effective January 3, 1997, the Company entered into new revolving credit agreements aggregating a maximum borrowing amount of $1,450,000. Amendments in 1997 and 1998 reduced the aggregate maximum borrowing amount under these agreements to $1,080,000 and $1,064,000, respectively. Effective January 1, 1999, the agreements were further amended to reflect the following: 1) a 364-day agreement aggregating $147,200; and 2) a five-year agreement aggregating $612,800, with $104,000 expiring January 3, 2003 and $508,800 expiring January 3, 2004. There were no outstanding borrowings under any revolving credit agreement for all periods presented.

         The aggregate principal amount of unsecured short-term notes that may be issued under the Company's commercial paper program was increased from $600,000 to $1,450,000 in January 1997 and subsequently decreased to $1,000,000 in May 1997. The Company uses the revolving credit agreements to satisfy this program's dollar for dollar liquidity requirement. At December 31, 1997 and 1996, outstanding borrowings under this program totaled $106,748 and $166,246, respectively, and are included in short-term borrowings on the respective balance sheets. The weighted-average interest rates related to these borrowings were 5.89% and 5.71% at December 31, 1997 and 1996, respectively. There were no outstanding borrowings under this program at December 31, 1998. Effective January 1, 1999, this program will be limited to $760,000, since the revolving credit agreements' aggregate maximum borrowing limit has fallen below this program's limit.

         On February 10, 1997, the Company issued $400,000 of debt securities under its $450,000 shelf registration with the Securities and Exchange Commission consisting of $100,000 of 6.25% notes due February 1, 2000, $100,000 of 6.5% notes due February 1, 2002 and $200,000 of 6.85% notes due February 1, 2007. In addition, on February 10, 1997, the Company issued $150,000 of 7.375% debentures due February 1, 2027 and $150,000 of 7.45% debentures due February 1, 2097 in a private offering not registered under the Securities Act of 1933, as amended (Securities Act). In July 1997, the Company completed offers to exchange all of its outstanding $300,000 of debentures for an equal principal amount of newly-issued debentures containing identical terms except that the newly-issued debentures were registered under the Securities Act. The net proceeds from these borrowings were used to refinance a portion of the Company's commercial paper debt.

         On October 6, 1997, the Company issued the remaining $50,000 of debt securities under this shelf registration consisting of 5.5% notes, due October 15, 2027, with provisions that the holders, individually or in the aggregate, may exercise a put option which would require the Company to repay the securities at an earlier date. This option is first available to the holders on October 15, 1999, and then annually on each October 15 thereafter. Accordingly, these debt securities have been reclassified to current at December 31, 1998. The net proceeds from this borrowing were used to refinance short-term commercial paper debt.

         On December 24, 1997, the Company filed a shelf registration with the Securities and Exchange Commission covering $150,000 of unsecured debt securities with maturities greater than nine months from the date of issue. The Company may issue these securities from time to time in one or more series and will offer the securities on terms determined at the time of sale. There were no outstanding borrowings under this registration.

         On August 18, 1998, the Company filed a universal shelf registration statement with the Securities and Exchange Commission to issue debt securities, common stock and warrants up to the amount of $1,500,000. The registration was effective September 8, 1998. There were no outstanding borrowings under this registration.


NOTE 8--LEASES

         The Company leases certain stores, warehouses, manufacturing facilities, office space and equipment. Renewal options are available on the majority of leases and, under certain conditions, options exist to purchase some properties. Rental expense for operating leases was $117,762, $113,339 and $104,894 for 1998, 1997 and 1996, respectively. Certain store leases require the payment of contingent rentals based on sales in excess of specified minimums. Contingent rentals included in rent expense were $10,329 in 1998, $10,396 in 1997 and $9,877 in 1996. Rental income, as lessor, from real estate leasing activities and sublease rental income for all years presented was not significant.

         Following is a schedule, by year and in the aggregate, of future minimum lease payments under noncancellable operating leases having initial or remaining terms in excess of one year at December 31, 1998:

                   1999                                   $    89,051
                   2000                                        75,342
                   2001                                        60,610
                   2002                                        44,190
                   2003                                        27,253
                   Later years                                 84,336
                                                          -----------
                   Total minimum lease payments           $   380,782
                                                          ===========


NOTE 9--OTHER LONG-TERM LIABILITIES

         Other long-term liabilities consist of the following:

                                        1998             1997             1996
                                      --------         --------         --------
Environmental-related                 $127,613         $143,276         $139,057
Other                                  174,890          140,924           76,064
                                      --------         --------         --------
                                      $302,503         $284,200         $215,121
                                      ========         ========         ========

         The accrual for environmental-related long-term liabilities represents the Company's provisions for estimated costs associated with extended environmental remediation-related activities at some of its current and former sites. Also, the Company, together with other parties, has been designated a potentially responsible party under federal and state environmental protection laws for the remediation of hazardous waste at a number of third-party sites, primarily Superfund sites. In general, these laws provide that potentially responsible parties may be held jointly and severally liable for investigation and remediation costs regardless of fault. The Company provides for, and includes in long-term liabilities, its estimated potential long-term liability for investigation and remediation costs with respect to such third-party sites.

         The Company initially provides for the estimated cost of certain environmental-related activities relating to its current, former and third-party sites when costs can be reasonably estimated. These estimates are determined based on currently available facts regarding each site. If the best estimate of costs can only be identified as a range and no specific amount within that range can be determined more likely than any other amount within the range, the minimum of the range is accrued. Actual costs incurred may vary from these estimates due to the inherent uncertainties involved. The Company believes that any additional liability in excess of amounts provided which may result from the resolution of such matters will not have a material adverse effect on the financial condition, liquidity or cash flow of the Company.

         The decrease in the accrual for environmental-related long-term liabilities in 1998 represents primarily the excess of current year expenditures over current year provisions and adjustments to the previous accrual resulting from the ongoing evaluation of environmental matters at certain current, former and third-party sites.

         In addition to the environmental-related long-term liabilities shown above, certain current environmental-related liabilities are included in other accruals on the consolidated balance sheets.

NOTE 10--STOCK PURCHASE PLAN

         As of December 31, 1998, 14,413 employees participated through regular payroll deductions in the Company's Employee Stock Purchase and Savings Plan. The Company's contribution charged to operations amounted to $32,679, $33,582 and $29,935 for 1998, 1997 and 1996, respectively. Additionally, the Company made contributions on behalf of participating employees, which represent salary reductions for income tax purposes, amounting to $20,250 in 1998, $18,905 in 1997 and $15,282 in 1996.

         At December 31, 1998, there were 24,765,710 shares of the Company's stock being held by this plan, representing 14.5 percent of the total number of voting shares outstanding. Shares of company stock credited to each member's account under the plan are voted by the trustee under instructions from each individual plan member. Shares for which no instructions are received are voted by the trustee in the same proportion as those for which instructions are received.


NOTE 11--CAPITAL STOCK

                                                          Shares             Shares
                                                       in Treasury        Outstanding
                                                       ------------       ------------
Balance at January 1, 1996                               31,310,828        170,909,626
Stock issued upon:
          Exercise of stock options                         158,688            918,552
          Restricted stock grants                                                3,000
                                                       ------------       ------------
Balance at December 31, 1996                             31,469,516        171,831,178
Stock issued upon:
          Exercise of stock options                         160,739            967,040
          Restricted stock grants                                              109,200
                                                       ------------       ------------
Balance at December 31, 1997                             31,630,255        172,907,418
Stock issued upon:
          Exercise of stock options                          37,663          1,163,813
          Restricted stock grants/(cancellations)                              (38,000)
          Treasury stock acquired                         3,000,000         (3,000,000)
                                                       ------------       ------------
Balance at December 31, 1998                             34,667,918        171,033,231
                                                       ============       ============




         An aggregate of 20,389,127, 21,594,603, and 8,686,286 shares of stock at December 31, 1998, 1997 and 1996, respectively, were reserved for future grants of restricted stock and the exercise and future grants of stock options. Shares outstanding include 159,800 and 115,000 shares of stock held in a revocable trust at December 31, 1998 and 1997, respectively. At December 31, 1998, there were 300,000,000 shares of common stock and 30,000,000 shares of serial preferred stock authorized for issuance (3,000,000 shares of the authorized serial preferred stock have been designated as cumulative redeemable serial preferred stock which may be issued pursuant to the Company's shareholders' rights plan if the Company becomes the target of coercive and unfair takeover tactics).


NOTE 12--STOCK PLAN

          The Company's 1994 Stock Plan permits the granting of stock options, stock appreciation rights and restricted stock to eligible employees. The 1994 Stock Plan succeeded the 1984 Stock Plan which expired on February 15, 1994. Although no further grants may be made under the 1984 Stock Plan, all rights granted under such plan remain. In April 1997, the 1994 Stock Plan was amended to authorize an additional 14,000,000 shares to the shares then available for future grants. Non-qualified and incentive stock options have been granted to certain officers and key employees under the plans at prices not less than fair market value of the shares, as defined by the plans, at the date of grant. The options generally become exercisable to the extent of one-third of the optioned shares for each full year following the date of grant and generally expire ten years after the date of grant. In April 1997, the 1997 Stock Plan for Nonemployee Directors was adopted. This plan provides for the granting of stock options and restricted stock to members of the Board of Directors who are not employees of the Company. There were 400,000 shares authorized as available for grant under the 1997 Stock Plan. Grants made pursuant to the 1997 Stock Plan are authorized by the Board of Directors. The number of options and any period of service required before the options may be exercised is determined by the Board of Directors at the time of grant. No options may be exercised more than ten years from the date of grant.

          Restricted stock grants, which generally require four years of continuous employment from the date of grant before vesting and receiving the shares without restriction, have been awarded to certain officers and key employees under the 1994 Stock Plan. The number of shares to be received without restriction is based on the Company's performance relative to a peer group of companies. During 1997, 123,200 shares of restricted stock vested and were delivered to officers and employees. No shares vested during 1998 or 1996. At December 31, 1998, there were 323,000 shares of restricted stock outstanding. Unamortized deferred compensation expense with respect to the restricted stock grants amounted to $2,781, $5,401 and $2,962 at December 31, 1998, 1997 and 1996, respectively, and is being amortized over the four-year vesting period. Deferred compensation expense aggregated $2,090, $528 and $3,983 in 1998, 1997 and 1996, respectively. No stock appreciation rights have been granted.

         A summary of restricted stock granted during 1998, 1997 and 1996 is as follows:

                                                   1998         1997       1996
                                                  ------       ------     ------
              Shares granted                       4,000      232,500      3,000
              Weighted-average fair value
                 of restricted shares granted
                 during year                      $33.06       $27.91     $20.72

          The Company has elected to follow Accounting Principles Board Opinion
(APBO) No. 25, "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", requires use of highly subjective assumptions in option valuation models. Under APBO No. 25, because the exercise price of the Company's employee stock options is not less than fair market price of the shares at the date of grant, no compensation is recognized in the financial statements. Pro forma information regarding net income and earnings per share, determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123, is required by that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for all options granted:

                                              1998            1997            1996
                                          ------------  --------------  --------------
          Risk-free interest rate            5.14%           6.10%           5.99%
          Expected life of option            3 YEARS         3 years         3 years
          Expected dividend yield of stock   2.00%           2.00%           2.00%
          Expected volatility of stock       0.194           0.164           0.201

          The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, it is management's opinion that the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

          The amounts below represent the pro forma information calculated through use of the Black-Scholes model. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

                                                        1998           1997          1996
                                                     ---------      ---------      ---------
         Pro forma net income                        $ 269,838      $ 257,757      $ 228,126
         Pro forma net income per common share:
              Basic                                  $    1.57      $    1.50      $    1.33
              Diluted                                $    1.56      $    1.49      $    1.32

          Due to the required phase-in provisions, the effects of applying SFAS No. 123 to arrive at the above pro forma amounts are not representative of the expected effects on pro forma net income or earnings per share in future years.

          A summary of the Company's stock option activity, and related information for the years ended December 31, 1998, 1997 and 1996, is shown in the following table:

                                                        1998                          1997                          1996
                                             ----------------------------  ----------------------------  ---------------------------
                                                             WEIGHTED-                     Weighted-                      Weighted-
                                                              AVERAGE                       Average                        Average
                                               OPTIONED      EXERCISE      Optioned        Exercise        Optioned       Exercise
                                                SHARES         PRICE        Shares           Price          Shares          Price
                                             --------------  ------------  ------------  --------------  -------------- ------------
Outstanding beginning of year                    5,810,471     $18.47        5,434,596      $14.91           4,976,268     $12.35
Granted                                          1,867,500      29.10        1,746,500       27.93           1,648,500      20.82
Exercised                                       (1,201,476)     14.00       (1,127,779)      12.88          (1,077,240)     11.28
Canceled                                          (216,793)     26.68         (242,846)      22.68            (112,932)     18.36
                                             --------------  ------------  ------------  --------------  -------------- ------------
Outstanding end of year                          6,259,702     $22.89        5,810,471      $18.47           5,434,596     $14.91
                                             ==============  ============  ============  ==============  ============== ============

Exercisable at end of year                       3,019,873     $17.77        2,924,515      $13.96           3,011,242     $11.99

Weighted-average fair value of
     options granted during year                     $5.12                       $4.53                           $3.57

Reserved for future grants                      14,129,425                  15,784,132                       3,251,686

A summary by range of exercise prices for optioned shares outstanding as of December 31, 1998 from $6.47 to $35.34 as follows:

                                                         Outstanding                    Exercisable
                                                ------------------------------  ------------------------------   Weighted-
                                                                  Weighted-                       Weighted-       Average
                                                                   Average                         Average       Remaining
                           Range of               Optioned        Exercise        Optioned        Exercise      Contractual
                        Exercise Prices            Shares           Price          Shares           Price      Life (years)
                  ----------------------------  --------------  --------------  --------------  -------------- --------------
              less than     $12.00                    639,175      $  9.34            639,175      $  9.34         1.89
                            $12.00 - $19.99         1,126,701        15.89          1,126,701        15.89         5.25
                            $20.00 - $26.00         1,276,779        21.17            762,153        20.94         7.28
             greater than   $26.00                  3,217,047        28.72            491,844        27.19         8.82
                                                --------------  --------------  --------------  -------------- --------------
                                                    6,259,702      $ 22.89          3,019,873      $ 17.77         7.51
                                                ==============  ==============  ==============  ============== ==============

NOTE 13--INCOME TAXES

         The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are currently in effect.

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1998, 1997 and 1996 are as follows:


                                                                             1998           1997        1996
                                                                          ----------    ----------    ---------
Deferred tax liabilities:
         Depreciation                                                    $   51,997    $   38,605    $  24,393
         Deferred employee benefit items                                     35,163        26,128       27,873
                                                                          ----------    ----------    ---------
              Total deferred tax liabilities                             $   87,160    $   64,733    $  52,266
                                                                          ==========    ==========    =========

Deferred tax assets:
         Dispositions, environmental and other similar items             $   61,857    $   61,537    $  55,143
         Other items (each less than 5% of total assets)                     88,432        99,120      100,679
                                                                          ----------    ----------    ---------
              Total deferred tax assets                                  $  150,289    $  160,657    $ 155,822
                                                                          ==========    ==========    =========

         Significant components of the provisions for income taxes are as follows:

                                                                             1998          1997         1996
                                                                          ----------    ----------    ---------
Current:
          Federal                                                        $  106,538    $   87,626    $ 124,847
          Foreign                                                             6,982         3,472        8,125
          State and Local                                                    23,162        16,318       27,046
                                                                          ----------    ----------    ---------
               Total Current                                                136,682       107,416      160,018

Deferred:
          Federal                                                            20,946        46,890      (12,169)
          Foreign                                                             5,587         2,375          417
          State and Local                                                     4,024         9,982       (2,046)
                                                                          ----------    ----------    ---------
               Total Deferred                                                30,557        59,247      (13,798)
                                                                          ----------    ----------    ---------
Total income tax expense                                                 $  167,239    $  166,663    $ 146,220
                                                                          ==========    ==========    =========

          Significant components of income before income taxes as used for income tax purposes, are as follows:

                                                                           1998          1997           1996
                                                                          ----------    ----------    ---------
Domestic                                                                 $  382,469    $  382,325    $  343,445
Foreign                                                                      57,634        44,952        31,932
                                                                          ----------    ----------    ---------
                                                                         $  440,103    $  427,277    $  375,377
                                                                          ==========    ==========    =========

          A reconciliation of the statutory federal income tax rate and the effective tax rate follows:


                                                                              1998          1997         1996
                                                                          ----------    ----------    ---------
Statutory tax rate                                                             35.0%         35.0%        35.0%
          Effect of:
               State and local taxes                                            4.0           4.0          4.3
               Investment vehicles                                             (2.7)         (3.3)        (2.9)
               Other, net                                                       1.7           3.3          2.6
                                                                          ----------    ----------    ---------
Effective tax rate                                                             38.0%         39.0%        39.0%
                                                                          ==========     ==========   =========

          The provision includes estimated taxes payable on that portion of retained earnings of foreign subsidiaries expected to be received by the Company. A provision was not made with respect to $6,862 of retained earnings at December 31, 1998 that have been invested by foreign subsidiaries. It is not practicable to estimate the amount of unrecognized deferred tax liability for undistributed foreign earnings.

          Netted against the Company's other deferred tax assets are valuation reserves of $16,703, $19,836 and $19,158 at December 31, 1998, 1997 and 1996,
respectively, resulting from the uncertainty as to the realization of the tax benefits resulting from certain foreign net operating losses and other foreign assets.

NOTE 14--SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                            1998
------------------------------------------------------------------------------------------------------------------------------
                                                                                     NET INCOME PER         NET INCOME PER
   QUARTER           NET SALES         GROSS PROFIT          NET INCOME             SHARE - BASIC          SHARE - DILUTED
--------------   ------------------   ------------------   ------------------    ---------------------   ---------------------
     1ST         $    1,104,147       $     454,939        $     25,198                  $.15                    $.14
     2ND              1,377,785             599,465              99,450                   .58                     .57
     3RD              1,341,431             587,902             100,748                   .59                     .58
     4TH              1,111,067             487,665              47,468                   .28                     .28

     Net income during the fourth quarter was increased by $883 (no per share effect) due to certain year-end adjustments. Cost of goods sold decreased by $13,962 ($9,075 after-tax, $.05 per share) as a result of physical inventory adjustments of $17,411 ($11,317 after-tax, $.06 per share) and other year-end adjustments of $7,818 ($5,082 after-tax, $.03 per share). These adjustments were partially offset by provisions for the closing costs associated with certain operations of $11,267 ($7,324 after-tax, $.04 per share). Administrative expenses increased $295 ($192 after-tax, no per share effect) due to other year-end adjustments. Other costs and expenses increased $12,785 ($8,310 after-tax, $.05 per share) due to the provision of $12,290 ($7,988 after-tax, $.05 per share) for the adjustment to net realizable value of certain net fixed assets and due to the net provisions for environmental-related matters at current, former and third-party sites of $495 ($322 after-tax, no per share effect).

                                                            1997
------------------------------------------------------------------------------------------------------------------------------
                                                                                     Net Income per         Net Income per
   Quarter           Net Sales         Gross Profit          Net Income             Share - Basic          Share - Diluted
--------------   ------------------   ------------------   ------------------    ---------------------   ---------------------
     1st         $    1,069,787       $     443,614        $     23,134                  $.13                    $.13
     2nd              1,373,351             597,556              93,203                   .54                     .54
     3rd              1,346,531             583,391              99,211                   .58                     .57
     4th              1,091,434             472,150              45,066                   .26                     .26

     Year-end adjustments during the fourth quarter slightly decreased net income with no effect on net income per share. Cost of goods sold decreased by a net of $2,998 ($1,949 after-tax, $.01 per share) as a result of physical inventory adjustments of $6,967 ($4,529 after-tax, $.03 per share) which were partially offset by various year end charges of $3,969 ($2,580 after-tax, $.02 per share). Administrative expenses were reduced $2,451 ($1,593 after-tax, $.01 per share) due to other year-end adjustments. Other costs and expenses increased $5,525 ($3,591 after-tax, $.02 per share) due to provisions for environmental-related matters at certain current, former and third-party sites of $493 ($320 after-tax, no per share effect) and increases to prior accruals for the disposition and termination of operations of $5,032 ($3,271 after-tax, $.02 per share).

NOTE 15--NET INCOME PER COMMON SHARE

                                                            1998              1997              1996
                                                        ------------      ------------      ------------
BASIC
  Average common shares outstanding                      172,162,472       172,107,459       171,117,390
                                                        ============      ============      ============

  Net income                                            $    272,864      $    260,614      $    229,157
                                                        ============      ============      ============

  Net income per common share                           $       1.58      $       1.51      $       1.34
                                                        ============      ============      ============

DILUTED
  Average common shares outstanding                      172,162,472       172,107,459       171,117,390
  Non-vested restricted stock grants (see Note 12)           235,317           312,988           300,000
  Stock options -- treasury stock method                   1,137,890         1,611,895         1,408,386
                                                        ------------      ------------      ------------
  Average common shares assuming dilution                173,535,679       174,032,342       172,825,776
                                                        ============      ============      ============

  Net income                                            $    272,864      $    260,614      $    229,157
                                                        ============      ============      ============

  Net income per common share                           $       1.57      $       1.50      $       1.33
                                                        ============      ============      ============

Net income per common share has been computed in accordance with Statement of Financial Accounting Standards (SFAS) No. 128 adopted during the quarter ended December 31, 1997. Net income per common share amounts shown for 1996 have been restated to conform to the provisions of SFAS No. 128.

NOTE 16--COMPREHENSIVE INCOME

          As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this statement had no impact on the Company's net income or shareholders' equity. SFAS No. 130 requires other comprehensive income to include foreign currency translation adjustments and minimum pension liability adjustments, which prior to adoption were reported separately in shareholders' equity. The December 31, 1997 and 1996 financial statements have been reclassified to conform to the requirements of SFAS No. 130.

          Cumulative other comprehensive loss consists of the following components:

                                                      Foreign         Minimum      Cumulative
                                                      Currency        Pension        Other
                                                    Translation      Liability   Comprehensive
                                                    Adjustments     Adjustments       Loss
                                                    -----------     -----------  -------------
Balance at January 1, 1996                          $   (20,657)                   $  (20,657)

Other comprehensive income                                1,675                         1,675
                                                    -----------                    ----------

Balance at December 31, 1996                            (18,982)                      (18,982)

Other comprehensive loss                                (14,107)      $  (428)        (14,535)
                                                    -----------       -------      ----------

Balance at December 31, 1997                            (33,089)         (428)        (33,517)

Other comprehensive loss                                (11,838)          428         (11,410)
                                                    -----------       -------      ----------

Balance at December 31, 1998                        $   (44,927)      $     0      $  (44,927)
                                                    ===========       =======      ==========

         QUARTERLY STOCK PRICES AND DIVIDENDS

                          1998                                                1997
     --------------------------------------------            -----------------------------------------
     QUARTER      HIGH          LOW     DIVIDEND             Quarter      High      Low      Dividend
     ---------  ----------    --------  ---------            ---------  --------- ---------  ---------
       1ST       $35.625     $25.750     $.1125                1st      $29.125   $25.938      $.10
       2ND        37.875      30.063      .1125                2nd       32.375    24.125       .10
       3RD        35.000      19.438      .1125                3rd       33.375    27.063       .10
       4TH        29.813      20.563      .1125                4th       30.188    25.188       .10



                                       35