Form 10-K405, Exhibit 13
period 1999-12-31
SHERWIN WILLIAMS CO
filed 2000-03-15
CIK 89800

                                                                      Exhibit 13

                 PORTIONS OF 1999 ANNUAL REPORT TO SHAREHOLDERS

--------------------------------------------------------------------------------
REPORTABLE SEGMENT INFORMATION
--------------------------------------------------------------------------------

REPORTABLE SEGMENT INFORMATION

BASIS FOR REPORTABLE SEGMENTS

During the fourth quarter of 1999, following the appointment of a new chief operating decision maker, the Company adopted revised segment reporting guidelines that changed the number and composition of its reportable segments and changed the value of goods that are transferred domestically between segments. Effective for the fourth quarter and year 1999, the Company will report financial information for five reportable segments - the Paint Stores, Consumer, Automotive Finishes, International Coatings (collectively, the "Operating Segments") and Administrative Segments. The value assigned to goods that are transferred domestically between segments represents the approximate fully absorbed manufactured cost plus distribution costs. Previously reported annual Reportable Segment Information for years 1995 through 1998 was restated to conform to the Company's 1999 presentation which is shown on page 13 of this report. Unaudited quarterly Reportable Segment Information for 1999 and 1998, which was reported in the Company's 1999 quarterly reports filed with the Securities and Exchange Commission on Form 10-Q, has also been restated as described in Note 14 on pages 36 and 37 of this report.

Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires an enterprise to report segment information in the same way that management internally organizes its business for assessing performance and making decisions regarding allocation of resources. One of the characteristics identified by SFAS No. 131 that must be considered in the determination of reportable segments is the regular review of performance by the enterprise's chief operating decision maker. The Company's chief operating decision maker has been identified as the Chief Executive Officer because he has final authority over performance assessment and resource allocation decisions. Each reportable segment identified by the Company meets the SFAS No. 131 criteria for external reporting in the same way that current management internally has organized the Company. The new segment reporting meets other SFAS No. 131 characteristics of earning revenue and incurring expenses in carrying out a business activity and making discrete financial information about the business component available to the chief operating decision maker.

Because of the global, diverse operations of the Company, the chief operating decision maker regularly receives discrete financial information about each operating segment as well as a significant amount of additional financial information about certain aggregated divisions, operating units and subsidiaries of the Company. The chief operating decision maker uses all such financial information for performance assessment and resource allocation decisions.

Factors considered in determining the five reportable segments of the Company include the nature of the business activities, existence of managers responsible for the operating and administrative activities and information presented to the Board of Directors. Information about net sales, operating profits and assets attributable to the United States and to all foreign consolidated subsidiaries can be found on pages 12 and 13 of this report. Revenues and operating profits attributable to any individual country outside the United States are not material.

The Company evaluates the performance of each operating segment and allocates resources based on profit or loss and cash generated from operations before income taxes, excluding corporate expenses and financing gains and losses. The accounting policies of the reportable segments are the same as those described in Note 1 - Significant Accounting Policies on pages 28 and 29 of this report.

PAINT STORES SEGMENT

The Paint Stores Segment consists of four geographically divided domestic domiciled divisions - Eastern, Southeastern, Mid Western and South Western - which include all paint stores in the United States, Canada, the Virgin Islands and Puerto Rico. The domestic divisions have the same business activity of selling identical national and similar regional products through company-operated specialty paint stores to the same types of customers. The Paint Stores Segment now includes

                   Committed to being America's Paint Company

--------------------------------------------------------------------------------
REPORTABLE SEGMENT INFORMATION
--------------------------------------------------------------------------------

REPORTABLE SEGMENT INFORMATION

[Picture of two Duration(TM) paint cans]
New in 1999, Duration(TM) exterior latex house paint delivered superior product performance, exceeding first year sales forecasts.


the manufacturing and technical operations of the Product Finishes Business Unit that produces original equipment manufacturer (OEM) product finishes sold through the paint stores and by direct outside sales representatives. These operations were previously reported in the Coatings Segment. The Paint Stores Segment also consists of certain operations in Mexico that include a manufacturing facility, distribution activities, specialty paint stores and outside selling functions to dealers and other distributors. The Mexico operations were also previously reported as part of the Coatings Segment. The Paint Stores Segment consisted of 2,396 company-operated paint stores in the United States, Canada, the Virgin Islands, Puerto Rico and Mexico on December 31, 1999. A map on the inside back cover of this report shows the approximate geographical separation of each domestic division and the number of paint stores in each state or province and in the Virgin Islands, Puerto Rico and Mexico. The Paint Stores Segment is the exclusive North American marketer and seller of Sherwin-Williams(R) branded architectural coatings, industrial maintenance and marine products, and related items produced by the Consumer Segment and the Paint Stores Segment's Mexican manufacturing operations. This Segment is also the exclusive North American marketer and seller of Sherwin-Williams(R) branded industrial OEM product finishes produced by its manufacturing facilities. In addition, this Segment markets and sells Con-Lux(R), Old Quaker(TM), Mercury(TM), Brod Dugan(TM), Pro-Line(R), SeaGuard(R), JetGlo(R), AcryGlo(R), other control-branded coatings, and related products also manufactured by the Consumer Segment. Complementary coatings and associated products manufactured by third parties are sold through the Paint Stores Segment to complete its product offering.

Paint, applicators, wallcoverings, floorcoverings, spray equipment and associated products are marketed and sold by store personnel and direct sales representatives to the do-it-yourself customer, professional painting contractor, home builder, property manager, industrial maintenance and marine customer, aviation market, OEM customer, and product finishing job shop customer. The loss of any single customer would not have a material adverse effect on the business of this Segment.

During 1999, the Segment opened 73 net new stores, remodeled 81 and relocated
41. Included in the 73 net new stores were 66 stores in the United States, one each in Canada, the Virgin Islands and Puerto Rico, and four in Mexico. There were 64 net new stores opened in 1998 (55 in the United States) and 47 net new stores in 1997 (36 in the United States). This Segment introduced many new national and regional architectural products, industrial maintenance and marine products, and industrial OEM product finishes in 1999. The exterior paint "Duration(TM)" was launched in March 1999 and exceeded its first year sales forecasts. This product was well accepted by the painting contractor looking for long-lasting durability, ease of application and excellent appearance. It was also well accepted by the do-it-yourself customer looking for superior performance and a one-coat application. Growth in the faux finishing area, which is used to achieve unique finishes for home remodeling projects and new home

--------------------------------------------------------------------------------
REPORTABLE SEGMENT INFORMATION
--------------------------------------------------------------------------------

REPORTABLE SEGMENT INFORMATION

construction, has continued.In addition to introducing new products in this area, this Segment added several well-received customer services such as an in-store merchandiser, application tools, in-store clinics and "how to" brochures and videos.

In 2000, the Paint Stores Segment plans to open approximately 80 net new stores while investing in new sales territories and field technical personnel. Service levels will continue to improve through added investments in staffing, color matching equipment and other productivity improving equipment. This Segment will also invest in a key project designed to dramatically enhance color offering and product consistency. This multi-year project will launch in 2000 with the introduction of an "Extra White" base, a brighter and cleaner white base, which will allow Sherwin-Williams(R) products to be tinted to a wider range of colors than ever before. Projects to enhance existing product lines while introducing new technology will continue, as product quality remains a key issue to both new and existing customers.

The Company launched its extremely successful web site, "www.sherwin-williams.com" in January 1999. It has received favorable reviews from a number of internet trade publications and won the Dow Jones Directory's site of the month award in August 1999. Customer and employee feedback included high marks for ease of navigation, logical organization structure, and breadth and depth of content. By the end of 1999, the site consisted of more than 12,000 pages of information and received 5.5 million hits per month with 165,000 user sessions. This site will be expanded to further leverage the existing store distribution platform by enabling customers and vendors to conduct business electronically.

The successful advertising campaign theme, "Ask How, Ask Now, Ask
Sherwin-Williams" will continue in 2000. The campaign capitalizes on the strong brand name recognition and quality perception inherent in the Sherwin-Williams name.

CONSUMER SEGMENT

The Consumer Segment develops, manufactures and distributes architectural paints, stains, varnishes, industrial maintenance products, wood finishing products, paint applicators, corrosion inhibitors, and paint-related products in the United States and Canada. In addition, a wide variety of cleaning products and custom, industrial and automotive aerosols are filled, packaged, distributed and sold by this Segment. The Consumer Segment employs a wide variety of trade names and trademarks in pursuit of its business. Sherwin-Williams(R), Dutch Boy(R), Krylon(R), Minwax(R), Cuprinol(R), Thompson's(R), Formby's(R), Red Devil(R), Kem-Tone(R), Martin Senour(R), Pratt & Lambert(R), H&C(R), White Lightning(R), DupliColor(R), Rust Tough(R), Rubberset(R), Sprayon(R), Moly-White(R), Cello(R) and Tri-Flow(TM) are some of the trade names and trademarks that have high national customer recognition and collectively contribute significantly to the external sales of the Consumer Segment.

Domestically, Sherwin-Williams(R) branded architectural coatings, stains, varnishes, industrial maintenance products, wood finishing products, paint applicators, aerosols, adhesives and related products are manufactured solely for the Paint Stores Segment. Approximately 40 percent of the total sales, including intersegment transfers, of the Consumer Segment in 1999 represented products sold through the Paint Stores Segment.

Certain control-branded, other branded and private label coatings, stains, varnishes, wood finishing products, paint applicators, aerosols and related products are manufactured for and distributed through many of the leading mass merchandisers, home centers, independent dealers and industrial maintenance distributors. Sales and marketing of these branded and private label products is performed by a direct sales staff. The products distributed through these third-party customers are intended for resale to the ultimate end-user of the product. Cleaning products and custom, industrial and automotive aerosols produced by this Segment are distributed through various mass merchandisers and the homecare products, institutional, insecticide and industrial markets.

The Consumer Segment has sales to certain customers that,


                   Committed to being America's Paint Company

--------------------------------------------------------------------------------
REPORTABLE SEGMENT INFORMATION
--------------------------------------------------------------------------------

REPORTABLE SEGMENT INFORMATION

individually, may be a significant portion of the sales of the Segment. However, the loss of any single customer would not have a material adverse effect on the overall profitability of the Segment. This Segment incurs most of the Company's capital expenditures related to ongoing environmental compliance measures.

During 1999, the Consumer Segment's sales and marketing organizations began to benefit from the consolidation of the former Consumer Brands, Coatings, Transportation Services and Diversified Brands Divisions that started in 1998. The consolidation was precipitated by customer expectations for improved service, the necessity to lower operating costs, and the need for additional field service personnel to support the customers' businesses. In 1999, a new sales and marketing organization was put in place to provide proper focus to the key brands as well as this Segment's large, diverse customer base. Technology changes throughout the Consumer Segment allowed for the complete integration of marketing and sales information into a data warehouse for acquired brands as well as core business brands. This Segment also installed supply chain software into many of its manufacturing and distribution sites to speed up the supply chain process and increase responsiveness to customer demand.

In 1999, the Consumer Segment's Chicago Emulsion Plant was accepted into the Occupational Safety and Health Administration's Voluntary Protection Program as a "Star" site. This program recognizes U.S. facilities that have designed and implemented outstanding health and safety practices. This acceptance marks the first time that a U.S. coatings manufacturer has achieved this status. The Consumer Segment continued its promotion of the unique Dutch Boy(R) ClimateGUARD(TM) exterior house paint product line. Climatological research identifies five U.S. regions with distinctively different climates. Five unique ClimateGUARD(TM) formulas were developed for each different weather condition it guards against and are all backed by the Company's 20-year limited warranty.

In 2000, several new marketing and sales programs will be initiated. The Segment has launched a new Thompson's(R) exterior architectural paint program. This program is a premium branded program that leverages the well-known Thompson's(R) brand name at a leading mass merchandiser. The product is being supported with a lifetime warranty for moisture resistance. This program provides a branded paint program along side the customer's private label paint program. Additionally, the Consumer Segment will introduce an extension pole program for the professional contractor. This program will involve separate sizes of extension poles for paint rollers with a lifetime warranty on the patent-pending pin lock mechanism on the extension poles.

AUTOMOTIVE FINISHES SEGMENT

The Automotive Finishes Segment develops, manufactures and distributes motor vehicle finish, refinish and touch-up products primarily throughout North and South America and the Caribbean Islands. This Segment also licenses certain technology and trade names worldwide. This Segment employs a variety of trade names and trademarks

[Picture of three ClimateGUARD(TM) Paint Cans]
Dutch Boy(R) ClimateGUARD(TM) is available in formulas for the Northwest, Sunbelt, Heartland, Southeast and Northeast regions.

--------------------------------------------------------------------------------
REPORTABLE SEGMENT INFORMATION
--------------------------------------------------------------------------------

REPORTABLE SEGMENT INFORMATION

[Picture of Color Eye(TM) spectrophotometer]
Automotive Finishes Color Eye(TM) spectrophotometer can help achieve one-step simplicity and exacting results first time, every time using the power of this advanced four-angle instrument.

worldwide in pursuit of its business. Sherwin-Williams(R), Martin Senour(R), Western(R), Lazzuril(TM), Excelo(TM) and Marson(TM) are some of the trade names and trademarks that have high national and international customer recognition and collectively contribute significantly to the sales of the Automotive Finishes Segment. Sherwin-Williams(R) branded automotive finish and refinish products are distributed throughout North America solely through this Segment's network of company-operated automotive branches. At December 31, 1999, the Segment consisted of a network of 172 company-operated automotive branches worldwide. In the United States there were 121 branches open at that date and 51 foreign branches in Canada (21), Jamaica (12) and Chile (18). A map on the inside back cover of this report shows the geographical demographics and the number of branches in each state, province or country. Some control-branded, other branded and private label refinish and touch-up products are manufactured for and distributed through many of the leading independent dealers, automotive program distributors, automotive jobbers, independent jobbers, wholesale distributors, automotive body shops, automotive dealerships, fleet owners and refinishers, production shops, body builders and manufacturers requiring a factory-applied finished product. At December 31, 1999, the Automotive Finishes Segment included nine foreign wholly-owned subsidiaries in five foreign countries and 12 foreign licensing agreements in 29 countries outside the United States.

During 1999, the Automotive Finishes Segment opened five new branches - one in the United States and two each in Chile and Jamaica. This Segment also acquired thirteen branches in 1999 - ten in Canada, two in Chile and one in the United States. The branch network continued to increase sales and gain market share in the collision shop sector. Unique sales programs, national account management and the high performing Ultra 7000(TM) system were key factors contributing to sales increases in the branch network. Sales and profits increased significantly in product lines sold to suppliers to the automotive and truck OEM businesses. Genesis(TM) high solids urethane systems for OEM heavy truck and bus application was launched during 1999, adding to the growth in that business.

Increased unit builds and new product approvals by automobile parts suppliers and truck manufacturers were key to the growth in the OEM business.

In 2000, the Automotive Finishes Segment will continue to focus on sales growth in the OEM business and expansion of its branch network. The development of additional, improved color technology in international markets will aid in sales growth as well. This Segment will continue to pursue growing market opportunities including international business to better compete on a global basis.

INTERNATIONAL COATINGS SEGMENT

The International Coatings Segment develops, licenses, manufactures and distributes architectural paints, stains, varnishes, industrial maintenance products, product finishes, wood finishing products and paint-related

                   Committed to being America's Paint Company

--------------------------------------------------------------------------------
REPORTABLE SEGMENT INFORMATION
--------------------------------------------------------------------------------

REPORTABLE SEGMENT INFORMATION

products worldwide. In addition, custom, industrial and automotive aerosols are filled, packaged, distributed and sold by this Segment. The International Coatings Segment employs a wide variety of trade names and trademarks worldwide in pursuit of its business. Sherwin-Williams(R), Dutch Boy(R), Krylon(R), Kem-Tone(R), Pratt & Lambert(R), Minwax(R), Ronseal(TM), Colorgin(TM), Globo(TM), Sumare(R), Andina(TM) and Marson(TM) are some of the trade names and trademarks that have high customer recognition and collectively contribute significantly to the sales of the International Coatings Segment. Some other branded and private label coatings, stains, varnishes, wood finishing products, paint applicators, aerosols, adhesives and related products are manufactured for and distributed through various marketing channels. The International Coatings Segment manufactures, distributes and sells its products primarily through wholly-owned subsidiaries, joint ventures and licensees of technology, trademarks and trade names. At December 31, 1999, this Segment included ten foreign wholly-owned subsidiaries in seven foreign countries, four foreign joint ventures and 32 licensing agreements in 24 foreign countries. This Segment also sells its products through 33 company-operated specialty paint stores in Chile and ten in Brazil. The majority of the sales from licensees and subsidiaries occur in South America, the Segment's most important international market.

The economic climate throughout South America was difficult in 1999. Despite Brazil's maxi-devaluation of its currency in January, and the resultant impact on the economy, improved sales and operating profits were achieved in local currency. In spite of the harsh economic climate and recessions in Argentina and Chile, the operations in these countries managed to increase market share. S-W Argentina achieved record sales and profits. In the United Kingdom, Ronseal achieved record sales and profits with continued growth in its do-it-yourself and home improvement market.

In 2000, the less-than-favorable economic conditions in South America are expected to continue although some improvement may be realized in Brazil and Chile. Nonetheless, cost containment remains a focal point of the businesses in South America, especially in Argentina where a continuation of the recession is possible. Additionally, proper servicing of key accounts, new product introductions, entry into new market segments and a broadening of distribution will be necessary to achieve planned goals.

ADMINISTRATIVE SEGMENT

The Company and certain consolidated subsidiaries have corporate headquarters expenses that are considered part of the Administrative Segment and not a part of an Operating Segment. The Administrative Segment includes the expenses of headquarter sites, interest expense which is unrelated to certain financing activities of the Operating Segments, investment income, certain foreign currency transaction losses related to dollar-denominated debt and other financing activities, certain provisions for disposition and environmental-related matters, and other expenses which are not directly associated with any Operating Segment.

[Picture of factory]
Taboao da Serra, Sao Paulo, Brazil

REPORTABLE SEGMENT INFORMATION

The Administrative Segment expenses and assets reconcile Operating Segment data to total consolidated income before income taxes, identifiable assets, capital expenditures and depreciation.

Also included in the Administrative Segment is a real estate management unit that is responsible for the ownership, management, leasing of non-retail properties held primarily for use by the Company, including the Company's headquarters site, and disposal of idle facilities. Sales of the Administrative Segment represent external leasing revenue of excess headquarters space or leasing of facilities no longer used by the Company in its operations. Gains and losses from the sale of property are not a significant factor in determining the performance of this Segment. At the end of 1999, this Segment owned 22 and leased two properties consisting of office buildings, distribution service centers, idle manufacturing facilities and vacant land. Occasionally, such properties are acquired or developed to provide the lowest cost alternative for expansion of distribution operations by the Consumer or Automotive Finishes Segments. Locations that have been utilized profitably in the past that can no longer contribute to the Company's future plans are offered for sale or lease. If a location is no longer in usable condition, all buildings on the property are razed and the vacant land is then offered for sale or lease. During 1999, two owned properties were sold and early termination of a lease was successfully negotiated at a third site. Sales agreements are currently being pursued for three other facilities with anticipated sale dates in 2000. The second phase of a demolition plan was completed at a former manufacturing facility in 1999. The occupancy rate for external non-retail office space was 95 percent at December 31, 1999. For 2000, the lease expiration of a large tenant in the Company's headquarters building and the reduction in leased space of another tenant will result in decreased revenue for the near term.

NOTES TO FINANCIAL TABLE

Operating profit is total revenue, including intersegment transfers, less operating costs and expenses. Administrative expenses include interest which is unrelated to certain financing activities of the Operating Segments, certain foreign currency transaction losses related to dollar-denominated debt and other financing activities, certain provisions for disposition and termination of operations and environmental remediation which are not directly associated with any Operating Segment, and other adjustments.

Identifiable assets are those directly identified with each reportable segment. Administrative Segment assets consist primarily of cash, investments, deferred pension assets, headquarters property, plant and equipment, and other real estate.

The operating margin for each Operating Segment is based upon total external sales and intersegment transfers. Domestic intersegment transfers are accounted for at the approximate fully absorbed manufactured cost plus distribution costs. International intersegment transfers are accounted for at values comparable to normal unaffiliated customer sales.

Net external sales of all consolidated foreign subsidiaries were $497 million, $521 million and $523 million for 1999, 1998 and 1997, respectively. Operating profits of all consolidated foreign subsidiaries were $70 million, $47 million and $55 million for 1999, 1998 and 1997, respectively. Domestic operations account for the remaining net sales and operating profits. Long-lived assets consist of net property, plant and equipment, goodwill, and intangibles. Long-lived assets of consolidated foreign subsidiaries totaled $242 million, $312 million and $320 million at December 31, 1999, 1998 and 1997, respectively. The consolidated total of long-lived assets for the Company was $2,026 million, $2,134 million and $2,164 million at December 31, 1999, 1998 and 1997, respectively. Administrative expenses do not include any significant foreign operations. No single geographic area outside the United States was significant relative to consolidated net external sales or operating profits. Consolidated foreign operations were not material for any year prior to 1997.

Export sales and sales to any individual customer were each less than 10 percent of consolidated sales to unaffiliated customers during all years presented.

                   Committed to being America's Paint Company

--------------------------------------------------------------------------------
REPORTABLE SEGMENT INFORMATION
--------------------------------------------------------------------------------

REPORTABLE SEGMENT INFORMATION


(Millions of Dollars)


                                                            1999         1998(*)      1997(*)       1996(*)        1995(*)
                                                          -------       -------       -------       -------       -------
NET EXTERNAL SALES
PAINT STORES ........................................     $ 3,002       $ 2,822       $ 2,639       $ 2,414       $ 2,143
CONSUMER ............................................       1,224         1,282         1,409         1,162           729
AUTOMOTIVE FINISHES .................................         471           474           476           434           385
INTERNATIONAL COATINGS ..............................         299           348           350           114             8
ADMINISTRATIVE ......................................           8             8             7             9             9
                                                          -------       -------       -------       -------       -------
CONSOLIDATED TOTALS .................................     $ 5,004       $ 4,934       $ 4,881       $ 4,133       $ 3,274

OPERATING PROFITS
PAINT STORES ........................................     $   377       $   347       $   315       $   277       $   239
CONSUMER ............................................         155           125           167           126            88
AUTOMOTIVE FINISHES .................................          67            65            64            52            39
INTERNATIONAL COATINGS ..............................          34            24            36            20             2
ADMINISTRATIVE:
  INTEREST EXPENSE ..................................         (59)          (70)          (79)          (22)           (1)
  CORPORATE EXPENSES AND OTHER ......................         (84)          (51)          (76)          (78)          (49)
                                                          -------       -------       -------       -------       -------
INCOME BEFORE INCOME TAXES ..........................     $   490       $   440       $   427       $   375       $   318

IDENTIFIABLE ASSETS
PAINT STORES ........................................     $   930       $   881       $   832       $   757       $   674
CONSUMER ............................................       1,804         1,850         1,938         1,122           431
AUTOMOTIVE FINISHES .................................         279           275           274           274           157
INTERNATIONAL COATINGS ..............................         294           356           312           194            86
ADMINISTRATIVE ......................................         745           703           680           648           793
                                                          -------       -------       -------       -------       -------
CONSOLIDATED TOTALS .................................     $ 4,052       $ 4,065       $ 4,036       $ 2,995       $ 2,141

CAPITAL EXPENDITURES
PAINT STORES ........................................     $    49       $    57       $    56       $    49       $    31
CONSUMER ............................................          40            37            57            44            53
AUTOMOTIVE FINISHES .................................          10             8            14            10            13
INTERNATIONAL COATINGS ..............................          11            15            13            12             2
ADMINISTRATIVE ......................................          24            29            24             8             9
                                                          -------       -------       -------       -------       -------
CONSOLIDATED TOTALS .................................     $   134       $   146       $   164       $   123       $   108

DEPRECIATION
PAINT STORES ........................................     $    42       $    38       $    40       $    35       $    27
CONSUMER ............................................          29            30            24            21            18
AUTOMOTIVE FINISHES .................................           8             8             7             7             7
INTERNATIONAL COATINGS ..............................           6             6             6             1             1
ADMINISTRATIVE ......................................          20            16            13            12            10
                                                          -------       -------       -------       -------       -------
CONSOLIDATED TOTALS .................................     $   105       $    98       $    90       $    76       $    63

OPERATING MARGINS
PAINT STORES ........................................        12.5%         12.3%         11.9%         11.5%         11.2%
CONSUMER ............................................         7.6%          6.1%          8.0%          7.0%          6.6%
AUTOMOTIVE FINISHES .................................        13.3%         12.8%         12.5%         11.1%          9.4%
INTERNATIONAL COATINGS ..............................        11.4%          6.9%         10.2%         17.5%         18.2%
                                                          -------       -------       -------       -------       -------
OPERATING SEGMENT TOTALS ............................        10.8%          9.8%         10.4%          9.9%          9.4%

INTERSEGMENT TRANSFERS
PAINT STORES ........................................     $     8       $     5
CONSUMER ............................................         817           771       $   666       $   645       $   608
AUTOMOTIVE FINISHES .................................          31            34            37            33            28
INTERNATIONAL COATINGS ..............................                                       2                           3
ADMINISTRATIVE ......................................          12            11             9             9             7
                                                          -------       -------       -------       -------       -------
SEGMENT TOTALS ......................................     $   868       $   821       $   714       $   687       $   646


(*) Amounts have been restated to conform to the Company's 1999 Reportable Segment Information presentation.

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL CONDITION - 1999

Net operating cash flow for 1999, as shown in the Statements of Consolidated Cash Flows, is calculated in accordance with SFAS No. 95, "Statement of Cash Flows." SFAS No. 95 requires that material effects of exchange rate changes on cash held in foreign currencies be reported on a separate line of the Statements of Consolidated Cash Flows. Effective January 1, 1999, the Company began reporting the effects of exchange rate changes on cash in accordance with SFAS No. 95 for its Brazilian operations due to the January 1999 devaluation of the Brazilian real. The effects of exchange rate changes on cash were not material for 1998 or 1997. Net operating cash flow generated by the Company during 1999 was $485.1 million. This cash flow provided the funds to invest in property, plant and equipment, reduce total debt, acquire treasury stock and increase the annual dividend. The Company's current ratio declined to 1.34 at December 31, 1999 from 1.39 at the end of 1998. The Company's Consolidated Balance Sheets and Statements of Consolidated Cash Flows, on pages 25 and 26 of this report, provide more detailed information on the Company's financial position and cash flows.

There were no short-term borrowings outstanding at December 31, 1999 under the Company's commercial paper program. The commercial paper program had unused borrowing availability of $747.2 million at December 31, 1999. Borrowings under the commercial paper program are fully backed by and limited to the borrowing availability under the Company's revolving credit agreements which aggregated $732.8 million effective January 3, 2000.

The Current portion of long-term debt increased $4.1 million to $122.3 million at December 31, 1999. This increase was primarily due to the reclassification of 6.25% Notes due February 1, 2000 of $100.0 million. Substantially offsetting this reclassification was the repayment of Floating Rate Notes of $50.0 million and a portion of 5.5% Notes, due October 15, 2027. The 5.5% Notes permit holders to exercise put options beginning on October 15, 1999 and annually on each October 15 thereafter. Put options were exercised by holders that required the Company to repay $38.9 million of these debt securities in October 1999. The remaining $11.1 million of these debt securities is included in Current portion of long-term debt at December 31, 1999. Inventories increased $20.9 million at December 31, 1999 due primarily to planned inventory builds to support new product introductions planned for early 2000. Some of these new products are expected to dramatically enhance color and product consistency. Increases and decreases in other components of net working capital were primarily due to timing during 1999.

Deferred pension assets of $334.1 million at December 31, 1999 represent the excess of the fair market value of the assets in the Company's defined benefit pension plans over the actuarially-determined projected benefit obligations. The 1999 increase in Deferred pension assets of $30.1 million represents primarily the recognition of the current year net pension credit, described in
Note 6 on pages 30 to 32 of this report. The assumed discount rate used to compute the actuarial present value of projected benefit obligations was increased from 6.75 percent to 7.25 percent at December 31, 1999 due to increased rates of high-quality, long-term investments. The slight increase in the actual return on plan assets during 1999 over the assumed return of 8.5 percent was primarily the result of favorable returns on equity investments.

Goodwill, which represents the excess of cost over the fair value of net assets acquired in purchase business combinations, decreased $83.6 million in 1999. Intangible assets, which represent items such as trademarks and patents, decreased $16.8 million in 1999. These decreases were due primarily to amortization expense of $48.3 million and foreign currency translation adjustments, related primarily to the devaluation of the Brazilian real, of $63.7 million. These decreases were

                   Committed to being America's Paint Company

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

partially offset by increases resulting from 1999 acquisitions. The increase in other assets of $14.0 million was primarily due to the capitalization of costs incurred related to designing, developing, obtaining and implementing internal use software in accordance with Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use," net of amortization expense of $2.1 million.

Net property, plant and equipment decreased $7.2 million to $711.7 million at December 31, 1999. The decrease relates primarily to depreciation expense of $105.4 million, provisions for disposition or retirement of certain assets and foreign currency translation adjustments, primarily related to the devaluation of the Brazilian real, partially offset by capital expenditures of $134.2 million. Capital expenditures in 1999 represented primarily the costs of upgrading and installing information systems equipment, the capacity expansion or upgrade of manufacturing and distribution centers, and costs related to new paint stores. Capital expenditures during 1999 in the Paint Stores Segment were primarily attributable to new stores and store relocations along with normal replacement and upgrading of store equipment. Capital expenditures in the Consumer Segment during 1999 were primarily related to capacity expansions and efficiency improvements in production facilities, technical center expansion, and hardware associated with the implementation of a supply chain management system to increase responsiveness to customer demand. Capital expenditures during 1999 in the Automotive Finishes and International Coatings Segments primarily related to capacity expansions and equipment upgrades in two production facilities. The Automotive Finishes Segment also had capital expenditures related to a new state-of-the-art color lab. In 2000, the Company expects that its most significant capital expenditures will relate to the construction or acquisition of a new technical lab facility which was originally planned for 1999, various capacity and productivity improvement projects at manufacturing facilities, continued new store openings, and new or upgraded information systems equipment. The Company does not anticipate the need for any specific long-term external financing to support these capital programs.

Long-term debt decreased $105.9 million during the year to $624.4 million at December 31, 1999, resulting primarily from principal payments and current maturities as previously discussed. The Company expects to remain in a borrowing position throughout 2000.

The increase in the Company's long-term postretirement benefit liability occurred due to the excess of the net postretirement benefit expense over the costs for benefit claims incurred. The current portion of the accrued postretirement liability, amounting to $11.6 million at December 31, 1999, is included in Other accruals. The assumed discount rate used to calculate the actuarial present value of the postretirement benefit obligations was increased from 6.75 percent to 7.25 percent at December 31, 1999 due to increased rates of high-quality long-term investments. The effect of this change on the net post-retirement benefit expense for 2000 will be minimal as the cumulative unrecognized net loss is below the threshold for required amortization. See Note 6, on pages 30 to 32 of this report, for further information on the Company's postretirement benefit obligations.

Other long-term liabilities include accruals for environmental-related liabilities and other non-current items. The increase of $30.2 million in other long-term liabilities during 1999 primarily related to additional tax liabilities resulting from timing items partially offset by a decrease in the accrual for environmental-related liabilities. See Note 9, on page 33 of this report, for additional information concerning the Company's Other long-term liabilities.

The Company and certain other companies are defendants in a number of lawsuits, including two purported class actions and an

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

action brought by the State of Rhode Island, arising from the manufacture and sale of lead pigments and lead paints. The plaintiffs are seeking recovery based upon various legal theories, including negligence, strict liability, breach of warranty, negligent misrepresentations and omissions, fraudulent misrepresentations and omissions, concert of action, civil conspiracy, violations of unfair trade practices and consumer protection laws, enterprise liability, market share liability, nuisance, unjust enrichment and other theories. The lawsuits seek various damages and relief, including personal injury and property damage, costs involving the detection and abatement of lead paint from buildings, costs associated with a public education campaign, medical monitoring costs and others. The Company believes that such lawsuits are without merit and is vigorously defending them. It is also possible that additional lawsuits may be filed against the Company based upon similar or different legal theories and seeking similar or different types of damages and relief.

Litigation is inherently subject to many uncertainties. Adverse rulings or determinations of liability, as well as changes in laws, could affect the lead pigment and lead paint lawsuits against the Company and encourage an increase in the number and nature of future claims and proceedings. Due to the uncertainties involved, management is unable to predict the outcome of such lawsuits or the number or nature of possible future claims and proceedings. In addition, management cannot determine the scope or amount of the potential costs and liabilities related to such lawsuits, claims or proceedings. However, based upon the outcome of previous similar lawsuits, management does not currently believe that the costs or potential liability ultimately determined to be attributable to the Company arising out of such lawsuits will have a material adverse effect on the Company's results of operations, liquidity or financial condition.

The operations of the Company, like those of other companies in our industry, are subject to various federal, state and local environmental laws and regulations. These laws and regulations not only govern our current operations and products, but also impose potential liability on the Company for past operations which were conducted utilizing practices and procedures that were considered acceptable under the laws and regulations existing at that time. The Company expects environmental laws and regulations to impose increasingly stringent requirements upon the Company and our industry in the future. The Company believes it conducts its operations in compliance with applicable environmental laws and regulations and has implemented various programs designed to protect the environment and promote continued compliance.

Capital expenditures and other expenses related to ongoing environmental compliance measures are included in the normal operating expenses of conducting business. The Company's capital expenditures and other expenses related to ongoing environmental compliance measures were not material to the Company's financial condition, results of operations or liquidity during 1999, and the Company does not expect such capital expenditures and other expenses to be material to the Company's financial condition, results of operations or liquidity in the future.

The Company is involved with environmental compliance, investigation and remediation activities at some of its current and former sites (including former sites which were previously owned and/or operated by businesses acquired by the Company). The Company, together with other parties, has also been designated a potentially responsible party under federal and state environmental protection laws for the investigation and remediation of environmental contamination and hazardous waste at a number of third-party sites, primarily Superfund sites. The Company may be similarly designated with respect to additional third-party sites in the future.

                   Committed to being America's Paint Company

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company accrues for environmental-related activities relating to its past operations and third-party sites, including Superfund sites, for which costs or minimum costs can be reasonably estimated. These estimated costs are determined based on currently available facts regarding each site. The Company continuously assesses its potential liability for investigation and remediation-related activities and adjusts its environmental-related accruals as information becomes available upon which more accurate costs can be reasonably estimated and as additional accounting guidelines are issued which require changing the estimated costs or the procedure utilized in estimating such costs. Actual costs incurred may vary from these estimates due to the inherent uncertainties involved including, among others, the number and financial condition of parties involved with respect to any given site, the volumetric contribution which may be attributed to the Company relative to that attributed to other parties, the nature and magnitude of the wastes involved, the various technologies that can be used for remediation and the determination of acceptable remediation with respect to a particular site.

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

The Company entered into a settlement agreement with PMC, Inc. settling a lawsuit brought by PMC regarding the Company's former manufacturing facility in Chicago, Illinois which was sold to PMC in 1985. Pursuant to the terms of the settlement agreement, the Company agreed, in part, to investigate and remediate, as necessary, certain soil and/or groundwater contamination caused by historical disposal, discharges, releases or events occurring at the facility. In February, 1999, the People of the State of Illinois filed an amended complaint in a state court action against PMC joining the Company and alleging, in part, that the Company has caused certain soil and underground contamination at the facility and seeking, in part, that the Company investigate and remediate, as necessary, any such soil and groundwater contamination. The Company has entered into discussions with the State of Illinois to address these allegations.

With respect to the Company's southeast Chicago, Illinois facility and the PMC facility, the Company has evaluated its potential liability and, based upon its preliminary evaluation, has accrued appropriate amounts. However, due to the uncertainties surrounding these facilities, the Company's ultimate liability may result in costs that are significantly higher than currently accrued. In such event, the recording of the liability may result in a material impact on net income for the annual or interim period during which the additional costs are accrued.

The Company does not believe that any potential liability ultimately attributed to the Company for its environmental-related matters will have a material adverse effect on the Company's financial condition, liquidity, cash flow or, except as set forth in the preceding paragraph, net income. See Note 9, on page 33 of this report, for discussion of the environmental-related accruals included in the Company's consolidated balance sheets.

Shareholders' equity decreased $17.4 million during 1999. The decrease was due primarily to the purchase of 5,925,000 shares of Company stock for treasury at a cost of $145.8 million. The Company acquires its own stock for general corporate purposes and, depending on its future cash position and market conditions, it may acquire additional shares in the future. On February 2, 2000,

-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

the Board of Directors authorized the Company to purchase, in the aggregate, 20,000,000 shares of common stock and rescinded the prior share purchase authorization. Also contributing to the decrease in Shareholders' equity are other comprehensive losses related to foreign currency translations of $100.7 million and cash dividends paid of $81.0 million. These decreases were partially offset by current year net income of $303.9 million.

Comprehensive income is comprised of net income and the components of other comprehensive income or loss, which for the Company include foreign currency translation and minimum pension liability adjustments. The 1999 increase of $100.7 million in Cumulative other comprehensive loss occurred primarily due to the devaluation of the Brazilian real. In January 1999, the Brazilian Central Bank eliminated its governmental policy of supporting and tightly managing the trading band of the real and allowed it to trade freely in the open market against other currencies. Shortly after this announcement, the Brazilian real weakened significantly in trading with the U.S. dollar and other foreign currencies and only partially recovered by the end of 1999. As a result of the floating exchange rate of the Brazilian real, the Company may experience increased losses in other comprehensive losses from foreign currency translation of its Brazilian operations in addition to the weakening of any other foreign currencies in countries where we have operations. Based upon the estimated economic outlook and relative stability of currencies in countries where we have operations, the Company does not expect any devaluation or other currency translation losses to have a material adverse effect on operating results, financial condition or cash flows for the Company as a whole. See Note 16, on page 37 of this report.

The Company is exposed to market risk through various financial instruments, including fixed rate debt instruments. The Company does not believe that any potential loss related to these financial instruments will have a material adverse effect on the Company's financial condition or results of operations.

Beginning in the fourth quarter of 1997, the Company commenced multi-year information technology projects to enhance portions of the Company's computer systems. The projects will provide efficiencies and further integration of operations primarily within the Consumer Segment. The Company expects that full implementation of the projects will involve significant capital expenditures over the next several years. Costs and expenses related to these projects, including amortization costs, charged to operations in 1999 were not material. Costs and expenses to be charged to operations in the future are not expected to have a material adverse effect on the Company's annual results of operations. Expenditures associated with these projects slightly impacted cash flows from operations in 1998 and 1999.

At a meeting held on February 2, 2000, the Board of Directors increased the quarterly dividend to $.135 per share. This represents the twenty-first consecutive increase and a compounded annual rate of increase of 25.4 percent since the dividend was reinstated in the fourth quarter of 1979. The 1999 annual dividend of $.48 per share marked the twentieth consecutive year that the dividend approximated our payout ratio target of 30.0 percent of the prior year's earnings.

YEAR 2000 READINESS

The Company completed its company-wide project to prepare its business for the change in date from the year 1999 to 2000. The Company has not experienced any business interruptions related to the Year 2000 issue. In addition, the Company is not aware of any significant Year 2000 business interruptions experienced by any of its key customers, suppliers, service providers or financial institutions. The total cost of the project was approximately $28.1 million. This cost included costs of internal employees and third-party consultants involved in the project and the costs of software

                   Committed to being America's Paint Company

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

and hardware. All costs and expenses incurred to address the Year 2000 issue were charged against income on a current basis. These costs and expenses did not have a material adverse effect on the Company's operating results, financial condition or cash flows.

RESULTS OF OPERATIONS - 1999 VS 1998

Consolidated net sales increased 1.4 percent to $5.00 billion in 1999, primarily due to increased sales in the Paint Stores Segment which were partially offset by decreased sales in each of the other reportable segments.

Net external sales in the Paint Stores Segment during 1999 increased 6.3 percent primarily due to higher volume sales of paint products, combined with sales gains in each of the remaining major product lines (wallcoverings, floorcoverings, spray equipment and associated products). Comparable-store sales increased 4.0 percent in 1999. The Company launched its web site, "www.sherwin-williams.com" in 1999. The web site currently provides Paint Stores Segment do-it-yourself customers, painting contractors, and others with product information and store locations along with do-it-yourself instruction. The Company expects the web site's increasing customer exposure to accelerate the Paint Stores Segment's sales growth. This Segment plans to increase the number of paint store openings and begin conducting business transactions on the Internet in 2000. Increasing customer exposure through the web site and the number of store locations through which to purchase Sherwin-Williams(R) paint is expected to help continue the Paint Stores Segment's sales growth.

External sales in the Consumer Segment decreased 4.5 percent during 1999 primarily due to the bankruptcy and subsequent liquidation of a large retail customer, the anticipated sales losses due to the closing of a Cleaning Solutions plant in the fourth quarter of 1998, and slow do-it-yourself coatings sales at certain customers. The Company expects that sales from new product introductions, expansion of its presence at certain retailers, and new customer accounts will result in sales growth for this Segment in 2000.

External sales in the Automotive Finishes Segment declined 0.6 percent. The sales decrease in this Segment was primarily due to the effects of foreign currency translation losses and, to a lesser extent, a soft domestic automotive refinish market. The Company expects that sales from new product and color introductions and an increase in the number of automotive branches will result in a sales increase for this Segment in 2000.

External sales in the International Coatings Segment declined 14.0 percent. Sales declines in the International Coatings Segment resulted primarily from the first quarter 1999 devaluation of the Brazilian real and continuing poor market conditions in South America. Gallons sold and sales in local currencies were up in most market areas. The Company expects to realize sales improvements in the International Coatings Segment in 2000 as economic conditions improve in the South American countries in which we operate.

Consolidated gross profit as a percent of sales increased to 44.9 percent from
43.2 percent in 1998. The Paint Stores Segment's 1999 gross profit margin was slightly higher than last year primarily due to a favorable product sales mix. Gross profit margin in the Consumer Segment was higher than last year as increased factory efficiencies and cost reductions associated with closing four manufacturing plants early in 1999 took effect. Gross profit margin in the Automotive Finishes Segment increased slightly due to product sales mix. Gross profit margin in the International Coatings Segment increased primarily due to increased factory efficiencies and cost reduction efforts.

Consolidated selling, general and administrative (SG&A) expenses as a percent of sales increased to 33.4 percent from 32.4 percent in 1998 resulting primarily from increased expenses related to new store openings, bad debts, certain employee benefits, and information systems, partially offset by decreased SG&A expenses in the Consumer

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Segment primarily resulting from the consolidation of sales and marketing functions of four separate operating divisions into one. The Paint Stores Segment's SG&A ratio was slightly unfavorable compared to last year primarily due to increased expenses related to new store openings. A slightly unfavorable SG&A ratio in the Consumer Segment for 1999 as compared to last year was primarily a result of decreased sales and increased bad debt expense, partially offset by the consolidation of administrative functions. Automotive Finishes Segment's SG&A ratio was slightly unfavorable compared to last year primarily due to increases in bad debt expense and reduced sales volume. International Coatings Segment's SG&A ratio was unfavorable compared to last year primarily due to reduced sales.

Consolidated operating profits increased 11.4 percent in 1999. Operating profits of the Paint Stores Segment increased 8.6 percent, primarily due to increased sales volume and gross profit margins. The Consumer Segment's operating profits were 23.7 percent higher than last year primarily due to decreased SG&A expenses and increased gross profit margins, partially offset by lower sales volume. Operating profits of the Automotive Finishes Segment increased 2.0 percent primarily due to increased gross profit margins, partially offset by slightly lower sales and increased SG&A expenses. Operating profits of the International Coatings Segment increased 40.3 percent primarily due to decreased foreign currency transaction losses associated with lower U.S. dollar denominated debt and improved gross profit margins, partially offset by decreased sales and increased SG&A expenses. There are certain risks in transacting business internationally, such as changes in applicable laws and regulatory requirements, political instability, general economic and labor conditions, fluctuations in currency exchange rates and expatriation restrictions, which could adversely affect the financial condition or results of operation of the Company's consolidated foreign subsidiaries. Corporate expenses increased in 1999 primarily due to the increase in certain unallocated employee benefit and information systems expenses, partially offset by decreased interest expense. Additionally, the 1998 Corporate expenses included a net gain related to the sale of the Company's joint venture interest in American Standox, Inc. Refer to pages 6 through 13 of this report for additional reportable segment information.

Interest expense decreased in 1999 primarily due to lower average outstanding debt balances. As a result, interest coverage increased to 9.0 times from 7.1 times in 1998. Fixed charge coverage, which is calculated using interest and rent expense, increased to 3.7 times from 3.3 times in 1998.

Interest and net investment income decreased in 1999 primarily due to lower average yields, partially off-set by slightly higher average cash and short-term investment balances. See Note 4, on page 30 of this report, for further detail on Other expense - net. As shown in Note 13, on page 36 of this report, the effective income tax rate in 1999 remained unchanged from 1998 at 38 percent.

Net income increased 11.4 percent in 1999 to $303.9 million from $272.9 million in 1998. Net income per share - diluted increased 14.6 percent to $1.80 from $1.57. See Note 15, on page 37 of this report for detailed computations.

RESULTS OF OPERATIONS - 1998 VS 1997

Consolidated net sales increased 1.1 percent over 1997 to $4.93 billion in 1998, primarily due to increased Paint Stores Segment sales, partially offset by decreased sales in the Consumer, Automotive Finishes and International Coatings Segments.

The Paint Stores Segment's sales during 1998 increased 7.0 percent primarily due to increased paint gallons sold to both retail and wholesale customers, combined with sales gains in each of the remaining major product lines. Comparable-store sales were up 4.9 percent in 1998.

                   Committed to being America's Paint Company

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

External sales in the Consumer Segment decreased 9.0 percent during 1998 primarily due to weak do-it-yourself coatings sales and the continuing effects of the 1997 loss of certain coatings, aerosol and detergent business. Reduced gallons sold to national accounts and home center customers, due to the weak do-it-yourself sales, accounted for a significant portion of the sales decline in this Segment. Reduced sales to some customers in the cleaning solutions business affected Consumer Segment sales of related products. External sales in the Automotive Finishes and International Coatings Segments declined 0.5 and 0.6 percent, respectively. Sales declines in the Automotive Finishes Segment were the result of strong competitive pressures. Weak sales in the International Coatings Segment resulted from poor market conditions in South America.

Consolidated gross profit as a percent of sales increased to 43.2 percent in 1998 from 43.0 percent in 1997. The Paint Stores Segment's 1998 gross profit margin was higher than 1997 primarily due to a favorable product mix. Gross profit margin in the Consumer Segment was lower than 1997 due to lower fixed and overhead cost absorption resulting from decreased sales volume and provisions for plant closings, as described in Note 5 on page 30 of this report, partially offset by the favorable effects of replacing lower margin business with more profitable sales. Gross profit margin in the Automotive Finishes Segment increased due to product sales mix. Gross profit margin in the International Coatings Segment was essentially flat versus 1997.

Consolidated SG&A expenses as a percent of sales increased to 32.4 percent in 1998 from 32.2 percent in 1997 primarily as a result of increased expenses related to Year 2000 compliance efforts. SG&A expenses as a percent of sales for the Paint Stores and Automotive Finishes Segments were slightly unfavorable versus last year primarily due to Year 2000 compliance efforts. A slightly favorable SG&A ratio in the Consumer and International Coatings Segments for 1998 compared to 1997 was primarily a result of reduced promotional expenses.

Consolidated operating profits increased 3.0 percent in 1998. Operating profits of the Paint Stores Segment increased 10.2 percent, primarily due to increased sales volume and gross profit, partially offset by higher SG&A expenses. The Consumer Segment's operating profits were 24.9 percent lower in 1998 versus 1997 primarily due to decreased sales volume and gross profit margins, partially offset by lower SG&A expenses. Operating profits of the Automotive Finishes Segment increased 1.5 percent primarily due to increased gross profit margins, partially offset by slightly lower sales and increased SG&A expenses. Operating profits of the International Coatings Segment decreased 32.0 percent primarily due to increased foreign currency transaction losses, decreased sales and increased SG&A expenses. Corporate and other expenses decreased in 1998 compared to 1997 primarily due to decreased interest expense and net losses relating to translation of certain foreign investments which are not directly associated with any individual operating segment and the leasing of office space which was vacant in 1997.

Interest expense decreased in 1998 primarily due to lower average outstanding debt balances. As a result, interest coverage increased to 7.1 times from 6.3 times in 1997. Fixed charge coverage, which is calculated using interest and rent expense, increased to 3.3 times from 3.2 times in 1997.

Interest and net investment income decreased in 1998 from 1997 primarily due to lower average cash and short-term investment balances and lower average yields. See Note 4, on page 30 of this report, for further detail on Other expense - net. As shown in Note 13, on page 36 of this report, the effective income tax rate in 1998 decreased to 38 percent, from 39 percent in 1997, due to the effects of changes in tax credits from investment vehicles and other - net items.

Net income increased 4.7 percent in 1998 to $272.9 million from $260.6 million in 1997. Net income per share - diluted increased 4.7 percent to $1.57 from $1.50. See Note 15, on page 37 of this report for detailed computations.

--------------------------------------------------------------------------------
STATEMENTS OF CONSOLIDATED INCOME
--------------------------------------------------------------------------------

STATEMENTS OF CONSOLIDATED INCOME

(Thousands of Dollars Except Per Share Data)


                                                                YEAR ENDED DECEMBER 31,
                                                        --------------------------------------
                                                           1999          1998          1997
                                                        ----------    ----------    ----------

NET SALES ............................................  $5,003,837    $4,934,430    $4,881,103

COST OF GOODS SOLD ...................................   2,755,323     2,804,459     2,784,392

GROSS PROFIT .........................................   2,248,514     2,129,971     2,096,711

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES .........   1,673,449     1,598,333     1,573,510

OPERATING INCOME .....................................     575,065       531,638       523,201

INTEREST EXPENSE .....................................      61,168        71,971        80,837
INTEREST AND NET INVESTMENT INCOME ...................      (5,761)       (6,482)       (8,278)
OTHER EXPENSE - NET ..................................      29,540        26,046        23,365
                                                        ----------    ----------    ----------

INCOME BEFORE INCOME TAXES ...........................     490,118       440,103       427,277

INCOME TAXES .........................................     186,258       167,239       166,663
                                                        ----------    ----------    ----------

NET INCOME ...........................................  $  303,860    $  272,864    $  260,614
                                                        ==========    ==========    ==========

NET INCOME PER SHARE:
  BASIC ..............................................  $     1.81    $     1.58    $     1.51
                                                        ==========    ==========    ==========

  DILUTED ............................................  $     1.80    $     1.57    $     1.50
                                                        ==========    ==========    ==========


See notes to consolidated financial statements.

                   Committed to being America's Paint Company

--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS

(Thousands of Dollars)


                                                                                       DECEMBER 31,
                                                                        ---------------------------------------------
                                                                            1999            1998             1997
                                                                        -----------      -----------      -----------
ASSETS
CURRENT ASSETS:
  CASH AND CASH EQUIVALENTS .........................................   $    18,623      $    19,133      $     3,530
  ACCOUNTS RECEIVABLE, LESS ALLOWANCE ...............................       606,046          604,516          546,314
  INVENTORIES:
    FINISHED GOODS ..................................................       591,912          568,328          587,680
    WORK IN PROCESS AND RAW MATERIALS ...............................       111,476          114,195          133,988
                                                                        -----------      -----------      -----------
                                                                            703,388          682,523          721,668
  DEFERRED INCOME TAXES .............................................       128,177          117,720          124,669
  OTHER CURRENT ASSETS ..............................................       141,143          123,398          136,072
                                                                        -----------      -----------      -----------
    TOTAL CURRENT ASSETS ............................................     1,597,377        1,547,290        1,532,253

GOODWILL ............................................................     1,039,555        1,123,128        1,161,129
INTANGIBLE ASSETS ...................................................       274,924          291,715          310,221
DEFERRED PENSION ASSETS .............................................       334,094          304,006          276,086
OTHER ASSETS ........................................................        94,464           80,466           63,854
PROPERTY, PLANT AND EQUIPMENT:
  LAND ..............................................................        62,517           67,567           64,367
  BUILDINGS .........................................................       431,802          422,902          383,485
  MACHINERY AND EQUIPMENT ...........................................       913,346          906,501          841,343
  CONSTRUCTION IN PROGRESS ..........................................        40,262           43,274           68,649
                                                                        -----------      -----------      -----------
                                                                          1,447,927        1,440,244        1,357,844
  LESS ALLOWANCES FOR DEPRECIATION ..................................       736,251          721,387          665,586
                                                                        -----------      -----------      -----------
                                                                            711,676          718,857          692,258
                                                                        -----------      -----------      -----------

TOTAL ASSETS ........................................................   $ 4,052,090      $ 4,065,462      $ 4,035,801
                                                                        ===========      ===========      ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  SHORT-TERM BORROWINGS .............................................                                     $   106,913
  ACCOUNTS PAYABLE ..................................................   $   458,919      $   408,144          424,184
  COMPENSATION AND TAXES WITHHELD ...................................       140,934          125,698          118,709
  CURRENT PORTION OF LONG-TERM DEBT .................................       122,270          118,178           53,926
  OTHER ACCRUALS ....................................................       382,343          383,149          367,392
  ACCRUED TAXES .....................................................        85,396           76,804           44,539
                                                                        -----------      -----------      -----------
    TOTAL CURRENT LIABILITIES .......................................     1,189,862        1,111,973        1,115,663

LONG-TERM DEBT ......................................................       624,365          730,283          843,919
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS .........................       206,591          204,763          199,839
OTHER LONG-TERM LIABILITIES .........................................       332,740          302,503          284,200
SHAREHOLDERS' EQUITY:
  COMMON STOCK - $1.00 PAR VALUE: 165,663,601, 171,033,231,
    AND 172,907,418 SHARES OUTSTANDING AT DECEMBER 31, 1999,
    1998 AND 1997, RESPECTIVELY .....................................       206,309          205,701          204,538
  OTHER CAPITAL .....................................................       150,887          143,686          119,695
  RETAINED EARNINGS .................................................     2,020,851        1,797,945        1,602,882
  TREASURY STOCK, AT COST ...........................................      (533,891)        (386,465)        (301,418)
  CUMULATIVE OTHER COMPREHENSIVE LOSS ...............................      (145,624)         (44,927)         (33,517)
                                                                        -----------      -----------      -----------
    TOTAL SHAREHOLDERS' EQUITY ......................................     1,698,532        1,715,940        1,592,180
                                                                        -----------      -----------      -----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ..........................   $ 4,052,090      $ 4,065,462      $ 4,035,801
                                                                        ===========      ===========      ===========


See notes to consolidated financial statements.

--------------------------------------------------------------------------------
STATEMENTS OF CONSOLIDATED CASH FLOWS
--------------------------------------------------------------------------------

STATEMENTS OF CONSOLIDATED CASH FLOWS

(Thousands of Dollars)


                                                                           YEAR ENDED DECEMBER 31,
                                                               ---------------------------------------------
                                                                    1999            1998              1997
                                                               -----------      -----------      -----------
OPERATING ACTIVITIES
NET INCOME ...............................................     $   303,860      $   272,864      $   260,614
ADJUSTMENTS TO RECONCILE NET INCOME TO NET OPERATING CASH:
  DEPRECIATION ...........................................         105,350           97,821           90,202
  DEFERRED INCOME TAXES ..................................          21,170           30,557           59,247
  PROVISIONS FOR DISPOSITION OF OPERATIONS ...............           7,640           23,557            4,152
  PROVISIONS FOR ENVIRONMENTAL-RELATED MATTERS ...........          16,334            4,295            7,607
  AMORTIZATION OF INTANGIBLE ASSETS ......................          50,394           50,067           49,044
  DEFINED BENEFIT PENSION PLANS NET CREDIT ...............         (28,083)         (30,851)         (20,173)
  NET INCREASE IN POSTRETIREMENT LIABILITY ...............           3,428            5,424            5,452
  FOREIGN CURRENCY TRANSACTION LOSSES ....................           3,333           11,773           15,580
  OTHER ..................................................          13,594              554              397
NET CHANGE IN WORKING CAPITAL ACCOUNTS:
  INCREASE IN ACCOUNTS RECEIVABLE ........................         (28,212)         (65,679)         (30,405)
  (INCREASE) DECREASE IN INVENTORIES .....................         (24,420)          35,130          (34,745)
  INCREASE (DECREASE) IN ACCOUNTS PAYABLE ................          60,487          (12,272)          11,611
  INCREASE (DECREASE) IN ACCRUED TAXES ...................           6,019           32,449          (24,016)
  OTHER ..................................................           3,650           35,175            6,493
PROCEEDS OF INSURANCE SETTLEMENT .........................                                            53,900
INCREASE IN LONG-TERM ACCRUED TAXES ......................          15,715            8,211           12,174
COSTS INCURRED FOR ENVIRONMENTAL-RELATED MATTERS .........         (15,808)         (14,275)         (18,052)
COSTS INCURRED FOR DISPOSITION OF OPERATIONS .............         (15,529)          (5,322)         (12,422)
OTHER ....................................................         (13,808)         (10,721)          (4,354)
                                                               -----------      -----------      -----------
  NET OPERATING CASH .....................................         485,114          468,757          432,306

INVESTING ACTIVITIES
CAPITAL EXPENDITURES .....................................        (134,171)        (146,129)        (163,955)
ACQUISITIONS OF BUSINESSES ...............................         (15,427)                         (884,525)
INCREASE IN OTHER INVESTMENTS ............................         (23,435)         (19,281)          (5,633)
OTHER ....................................................           9,111           (6,478)             849
                                                               -----------      -----------      -----------
  NET INVESTING CASH .....................................        (163,922)        (158,932)      (1,053,264)

FINANCING ACTIVITIES
NET DECREASE IN SHORT-TERM BORROWINGS ....................                         (106,913)         (61,692)
INCREASE IN LONG-TERM DEBT ...............................                            4,559          750,653
PAYMENTS OF LONG-TERM DEBT ...............................        (102,046)         (54,673)          (2,194)
PAYMENTS OF CASH DIVIDENDS ...............................         (80,954)         (77,801)         (69,027)
PROCEEDS FROM STOCK OPTIONS EXERCISED ....................           7,107           16,818           14,760
TREASURY STOCK ACQUIRED ..................................        (147,426)         (85,047)          (5,464)
OTHER ....................................................           4,411            8,835           (4,428)
                                                               -----------      -----------      -----------
  NET FINANCING CASH .....................................        (318,908)        (294,222)         622,608
                                                                                -----------      -----------

EFFECT OF EXCHANGE RATE CHANGES ON CASH ..................          (2,794)
                                                               -----------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS .....            (510)          15,603            1,650
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR ...........          19,133            3,530            1,880
                                                               -----------      -----------      -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR .................     $    18,623      $    19,133      $     3,530
                                                               ===========      ===========      ===========

TAXES PAID ON INCOME .....................................     $   153,890      $    85,746      $   115,801
INTEREST PAID ON DEBT ....................................          61,868           71,970           59,572


See notes to consolidated financial statements.

                   Committed to being America's Paint Company
                                       26

--------------------------------------------------------------------------------
STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY


(Thousands of Dollars Except Per Share Data)                                                              CUMULATIVE
                                                                                                            OTHER
                                                COMMON         OTHER         RETAINED       TREASURY     COMPREHENSIVE
                                                 STOCK        CAPITAL        EARNINGS        STOCK            LOSS        TOTAL
                                              -----------   -----------    -----------    -----------    -----------   -----------
BALANCE AT JANUARY 1, 1997 .................  $   101,650   $   203,223    $ 1,411,295    $  (295,954)   $   (18,982)  $ 1,401,232
COMPREHENSIVE INCOME:
 NET INCOME ................................                                   260,614                                     260,614
 OTHER COMPREHENSIVE LOSS ..................                                                                 (14,535)      (14,535)
                                                                                                                       -----------
  COMPREHENSIVE INCOME .....................                                                                               246,079
TWO-FOR-ONE STOCK SPLIT ....................      101,876      (101,876)
STOCK ISSUED (TENDERED)
  FOR EXERCISE OF OPTIONS ..................        1,012        20,793                        (5,464)                      16,341
RESTRICTED STOCK GRANTS
  (NET ACTIVITY) ...........................                        528                                                        528
STOCK ACQUIRED FOR TRUST ...................                     (2,973)                                                    (2,973)
CASH DIVIDENDS -- $.40 PER SHARE ...........                                   (69,027)                                    (69,027)
                                              -----------   -----------    -----------    -----------    -----------   -----------

BALANCE AT DECEMBER 31, 1997 ...............      204,538       119,695      1,602,882       (301,418)       (33,517)    1,592,180
COMPREHENSIVE INCOME:
 NET INCOME ................................                                   272,864                                     272,864
 OTHER COMPREHENSIVE LOSS ..................                                                                 (11,410)      (11,410)
                                                                                                                       -----------
  COMPREHENSIVE INCOME .....................                                                                               261,454
TREASURY STOCK ACQUIRED ....................                                                  (83,791)                     (83,791)
STOCK ISSUED (TENDERED)
 FOR EXERCISE OF OPTIONS ...................        1,201        23,103                        (1,256)                      23,048
RESTRICTED STOCK GRANTS
  (NET ACTIVITY) ...........................          (38)        2,128                                                      2,090
STOCK ACQUIRED FOR TRUST ...................                     (1,240)                                                    (1,240)
CASH DIVIDENDS -- $.45 PER SHARE ...........                                   (77,801)                                    (77,801)
                                              -----------   -----------    -----------    -----------    -----------   -----------

BALANCE AT DECEMBER 31, 1998 ...............      205,701       143,686      1,797,945       (386,465)       (44,927)    1,715,940
COMPREHENSIVE INCOME:
 NET INCOME ................................                                   303,860                                     303,860
 OTHER COMPREHENSIVE LOSS ..................                                                                (100,697)     (100,697)
                                                                                                                       -----------
  COMPREHENSIVE INCOME .....................                                                                               203,163
TREASURY STOCK ACQUIRED ....................                                                 (145,806)                    (145,806)
STOCK ISSUED (TENDERED)
 FOR EXERCISE OF OPTIONS ...................          463         8,597                          (252)                       8,808
STOCK TENDERED IN CONNECTION
 WITH RESTRICTED STOCK GRANTS ..............                                                   (1,368)                      (1,368)
RESTRICTED STOCK GRANTS
  (NET ACTIVITY) ...........................          145           (69)                                                        76
STOCK ACQUIRED FOR TRUST ...................                     (1,327)                                                    (1,327)
CASH DIVIDENDS -- $.48 PER SHARE ...........                                   (80,954)                                    (80,954)
                                              -----------   -----------    -----------    -----------    -----------   -----------

BALANCE AT DECEMBER 31, 1999 ...............  $   206,309   $   150,887    $ 2,020,851    $  (533,891)   $  (145,624)  $ 1,698,532
                                              ===========   ===========    ===========    ===========    ===========   ===========


See notes to consolidated financial statements.

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Dollars Unless Otherwise Indicated)

NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

CONSOLIDATION. The consolidated financial statements include all controlled subsidiaries. Inter-company accounts and transactions have been eliminated.

REPORTABLE SEGMENTS. Reportable segment information appears on pages 6 through 13 of this report.

FOREIGN CURRENCY TRANSLATION. All consolidated non-highly inflationary foreign operations use the local currency of the country of operation as the functional currency and translate the local currency asset and liability accounts at year-end exchange rates while income and expense accounts are translated at average exchange rates. The resulting translation adjustments are included in Cumulative other comprehensive loss, a component of Shareholders' equity. All consolidated highly inflationary foreign operations use the Company's currency as the functional currency.

CASH FLOWS. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

NATURE OF OPERATIONS. The Company is engaged in the manufacture, distribution and sale of coatings and related products to professional, industrial, commercial and retail customers primarily in North and South America.

USE OF ESTIMATES. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

ENVIRONMENTAL MATTERS. Capital expenditures for ongoing environmental compliance measures are recorded in the consolidated balance sheets, and related expenses are included in the normal operating expenses of conducting business. The Company is involved with environmental compliance and remediation activities at some of its current and former sites and at a number of third-party sites. The Company accrues for certain environmental remediation-related activities for which commitments or clean-up plans have been developed and for which costs can be reasonably estimated. All accrued amounts are recorded on an undiscounted basis. Accrued environmental remediation-related expenses include direct costs of remediation and indirect costs related to the remediation effort, such as compensation and benefits for employees directly involved in the remediation activities and fees paid to outside engineering, consulting and law firms. See Notes 4 and 9 for discussions of the environmental remediation-related expense and accruals included in the consolidated financial statements.

STOCK-BASED COMPENSATION. The Company uses the intrinsic value method of accounting for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25. See Note 12 for pro forma disclosure of net income and earnings per share under the fair value method of accounting for stock-based compensation as prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation."

PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment is stated on the basis of cost. Depreciation is provided principally by the straight-line method. The major classes of assets and ranges of depreciation rates are as follows:

  Buildings ..........................   2% - 6-2/3%
  Machinery and equipment ............   4% - 20%
  Furniture and fixtures .............   5% - 33-1/3%
  Automobiles and trucks .............  10% - 33-1/3%

INVESTMENT IN LIFE INSURANCE. The Company invests in broad-based corporate owned life insurance. The cash surrender values of the policies, net of policy loans, are included in Other assets. The net expense associated with such investment is included in Other expense-net. Such expense is immaterial to Income before income taxes.

GOODWILL. Goodwill represents the cost in excess of fair value of net assets acquired in business combinations accounted for by the purchase method and is amortized on a straight-line basis over the expected period of benefit ranging from 10 to 40 years. The Company evaluates the recoverability of goodwill and related estimated remaining lives at each balance sheet date and would record an impairment or change in useful life whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed in accordance with SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of." Accumulated amortization of goodwill was $107,365, $78,983 and $48,596 at December 31, 1999, 1998 and 1997, respectively.

INTANGIBLES. Intangible assets include non-compete covenants, operating rights, patents and trademarks. These assets are amortized on a straight-line basis over the expected period of benefit ranging from 1 to 40 years. Accumulated amortization of intangible assets was $119,125, $102,359 and $85,242 at December 31, 1999, 1998 and 1997, respectively. The Company reviews intangible assets and related estimated remaining lives at each balance sheet date and would record an impairment or change in useful life whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed in accordance with SFAS No. 121.

TECHNICAL EXPENDITURES. Total technical expenditures include research and development costs, quality control, product formulation expenditures and other similar items. Research and development costs included in technical expenditures were $27,200, $23,955 and $24,748 for 1999, 1998 and l997, respectively.

                   Committed to being America's Paint Company

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ADVERTISING EXPENSES. The cost of advertising is expensed as incurred. The Company incurred $265,411, $282,817 and $295,942 in advertising costs during 1999, 1998 and 1997, respectively.

EARNINGS PER SHARE. The Company adopted SFAS No. 128, "Earnings Per Share," during the quarter ended December 31, 1997. Accordingly, basic net income per share is computed based on the weighted-average number of shares outstanding during the year. Diluted net income per share is computed based on the weighted-average number of shares outstanding plus all potentially dilutive securities outstanding during the year. See Note 15 for computation.

LETTERS OF CREDIT. The Company occasionally enters into standby letter of credit agreements to guarantee various operating activities. These agreements, which expire in 2000, provide credit availability to the various beneficiaries if certain contractual events occur. Amounts outstanding under these agreements totaled $14,177, $15,042 and $18,844 at December 31, 1999, 1998 and 1997,
respectively.

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

  INVESTMENTS IN SECURITIES: The Company maintains certain long-term investments, classified as available for sale securities, in a fund to provide for payment of health care benefits of certain qualified employees. The estimated fair values of these securities, included in Other assets, of $21,093, $25,523 and $28,751 at December 31, 1999, 1998 and 1997,
  respectively, are based on quoted market prices.

  LONG-TERM DEBT (INCLUDING CURRENT PORTION): The fair values of the Company's publicly traded debentures, shown below, are based on quoted market prices. The fair values of the Company's non-traded debt, also shown below, are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.


                                              DECEMBER 31,
                     ---------------------------------------------------------------
                             1999                 1998                   1997
                     -------------------  ------------------------------------------
                     CARRYING    FAIR     Carrying     Fair      Carrying    Fair
                      AMOUNT     VALUE     Amount      Value      Amount     Value
                     --------   --------  --------    --------   --------   --------
 PUBLICLY TRADED
  DEBT ............. $726,017   $698,031  $764,806    $825,989   $764,725   $826,400

 NON-TRADED
  DEBT .............   20,536     18,969    83,559      80,929    133,012    122,354


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

The fair values for the Company's interest rate swap agreements are based on pricing models or formulas using current assumptions for comparable instruments. The interest rate swap agreements, shown below, did not have carrying values for either period presented. There were no interest rate swaps outstanding at December 31, 1999.

                                            December 31,
                                       ---------------------
                                         1998         1997
                                       --------     --------
  Fair value .....................     $     17     $    443
  Notional amount ................       50,000      100,000
  Number of agreements outstanding            1            2

  NON-TRADED INVESTMENTS: It was not practicable to estimate the fair value of the Company's investment in certain non-traded investments because of the lack of quoted market prices and the inability to estimate fair values without incurring excessive costs. The carrying amounts, included in Other assets, of $15,860, $20,034 and $17,587 at December 31, 1999, 1998 and 1997,
  respectively, represent the Company's best estimate of current economic values of these investments.

RECLASSIFICATION. Certain amounts in the 1998 and 1997 financial statements have been reclassified to conform with the 1999 presentation.

NOTE 2 -- ACQUISITION AND MERGER
--------------------------------------------------------------------------------

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

In addition, during the three-year period ended December 31, 1999, the Company purchased various automotive and retail paint distributors, coatings manufacturers, and aerosol and liquid filling businesses.

NOTE 3 -- INVENTORIES
--------------------------------------------------------------------------------

Inventories are stated at the lower of cost or market. Cost is determined principally on the last-in, first-out (LIFO) method which provides a better matching of current costs and revenues in periods of inflation. The following presents the effect on inventories, net income and net income per basic share had the Company used the first-in, first-out (FIFO) and

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Dollars Unless Otherwise Indicated)

average cost methods of inventory valuation adjusted for income taxes at the statutory rate and assuming no other adjustments. This information is presented to enable the reader to make comparisons with companies using the FIFO method of inventory valuation.


                                                1999         1998         1997
                                             ---------    ---------    ---------
PERCENTAGE OF TOTAL INVENTORIES ON LIFO ...         90%          91%          93%
EXCESS OF FIFO AND AVERAGE COST
 OVER LIFO ................................  $  97,953    $  96,235    $ 104,637
INCREASE (DECREASE) IN NET INCOME
 DUE TO LIFO ..............................       (894)       4,685       (3,604)
INCREASE (DECREASE) IN NET INCOME PER BASIC
 SHARE DUE TO LIFO ........................       (.01)         .03         (.02)


NOTE 4 -- OTHER EXPENSE - NET
--------------------------------------------------------------------------------
A summary of significant items included in Other expense - net is as follows:

                                           1999         1998           1997
                                        --------      --------      --------
DIVIDEND AND ROYALTY INCOME .......     $ (4,692)     $ (3,069)     $ (3,361)
NET EXPENSE OF FINANCING AND
 INVESTING ACTIVITIES .............        7,084         2,542         3,688
PROVISIONS FOR ENVIRONMENTAL
 MATTERS - NET (SEE NOTE 9) .......       15,402           695           107
PROVISIONS FOR DISPOSITION AND
 TERMINATION OF OPERATIONS
 (SEE NOTE 5) .....................        3,830        12,290         4,152
FOREIGN CURRENCY TRANSACTION LOSSES        3,333        11,773        15,580
MISCELLANEOUS .....................        4,583         1,815         3,199
                                        --------      --------      --------
                                        $ 29,540      $ 26,046      $ 23,365
                                        ========      ========      ========

The net expense of financing and investing activities represents the net realized gains from disposing of fixed assets, the net gain or loss associated with the investment of certain long-term asset funds, the net pre-tax expense associated with the Company's investment in broad-based corporate owned life insurance and, in 1998, the net gain related to the sale of the Company's joint venture interest in American Standox, Inc.

The provisions for environmental matters represent the charge to income necessary to record the most current estimates of potential costs of environmental remediation at current, former and third-party sites. The provisions for 1998 and 1997 were partially offset by settlements with certain insurance carriers totaling $3,600 and $7,500, respectively.

The provisions for disposition and termination of operations reduce property, plant and equipment at closed facilities to estimated net realizable value and adjust previous provisions to current estimates as closure or disposition occurs. The increase in 1998 is primarily due to provisions for closing four manufacturing facilities as more fully described in Note 5.

NOTE 5 -- DISPOSITION AND TERMINATION OF OPERATIONS
--------------------------------------------------------------------------------

The Company is continually re-evaluating its operating facilities with regard to long-term strategic goals. Upon cessation of operations at facilities that are not expected to contribute sufficiently to the Company's future plans, a provision is made to reduce property, plant and equipment to its estimated net realizable value. The expense is included in Other expense - net. Similarly, provisions are made, and included in Cost of goods sold, to provide for all qualified exit costs such as lease cancellation penalties, post-closure rent expenses, incremental post-closure expenses and the estimated costs of employee terminations.

The provisions made during 1999 reduced certain assets to their net realizable value and accrued qualified exit costs for two idle manufacturing facilities and a leased warehouse. The provisions made during 1998 reduced certain assets to their net realizable value and accrued qualified exit costs related to four redundant manufacturing facilities. There were no new provisions made in 1997. Adjustments are made to prior accruals as information becomes available upon which more accurate costs can be reasonably estimated.

The remaining accrual at December 31, 1999 primarily consisted of reductions in property, plant and equipment to estimated net realizable values, post-closure demolition expenses, and continued lease payments or cancellation penalties relating to facilities whose operations ceased prior to 1997. The Company is involved in ongoing environmental-related activities at certain owned facilities that have been closed and cannot reasonably estimate when such matters will be concluded to allow for disposition. As sale of the facilities occurs, following the completion of the environmental-related activities, or at time of demolition the realized loss from carrying value to net realizable value will be charged to the accrual. Most demolition expenses and lease cancellation penalties are expected to be incurred during 2000.

A summary of the financial data related to the closing or sale of the facilities is as follows:


                                                   1999          1998          1997
                                                 --------      --------      --------
BEGINNING ACCRUALS-- JANUARY 1 .............     $ 56,097      $ 47,111      $ 60,544
PROVISIONS INCLUDED IN COST OF GOODS SOLD ..        3,810        11,267
PROVISIONS INCLUDED IN OTHER EXPENSE - NET .          278        14,094
PRIOR ACCRUAL ADJUSTMENTS INCLUDED IN
 OTHER EXPENSE - NET .......................        3,552        (1,804)        4,152
                                                 --------      --------      --------
 TOTAL CHARGES IN OTHER EXPENSE - NET ......        3,830        12,290         4,152
ACTUAL EXPENDITURES CHARGED TO ACCRUAL .....      (15,529)       (5,322)      (12,422)
CARRYING VALUE REDUCTIONS CHARGED TO ACCRUAL      (13,325)       (9,249)       (5,163)
                                                 --------      --------      --------
ENDING ACCRUALS-- DECEMBER 31 ..............     $ 34,883      $ 56,097      $ 47,111
                                                 ========      ========      ========
NET AFTER-TAX CHARGES TO CURRENT OPERATIONS      $  4,966      $ 15,312      $  2,699
NET AFTER-TAX CHARGES PER BASIC SHARE ......     $    .03      $    .09      $    .02


NOTE 6 -- PENSION AND OTHER BENEFITS
--------------------------------------------------------------------------------

The Company provides pension benefits to substantially all employees through noncontributory defined benefit or defined contribution plans. In addition, certain health care and life insurance benefits are provided by company-sponsored plans for certain active and retired employees. Effective December 31, 1998, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The disclosures required by SFAS No. 132 supersede previous disclosure requirements without affecting measurement or recognition criteria. Accordingly, all disclosures for prior periods shown below have been restated to conform to the disclosure requirements of SFAS No. 132.

                   Committed to being America's Paint Company

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                    DEFINED BENEFIT PENSION PLANS           OTHER POSTRETIREMENT BENEFITS
                                                -----------------------------------     -------------------------------------
                                                   1999         1998          1997         1999           1998         1997
                                                ---------    ---------     ---------     ---------     ---------     ---------
BENEFIT OBLIGATION:
 Balance at beginning of year ................  $ 169,099    $ 175,204     $ 158,876     $ 217,627     $ 206,007     $ 183,179
 Service cost ................................      3,237        2,564         2,570         4,215         3,877         3,720
 Interest cost ...............................     11,516       11,942        11,859        14,467        13,909        13,708
 Actuarial (gain) loss .......................     (1,106)       1,702           402           966         3,184        15,366
 Plan amendments .............................                   2,003           201
 Acquisitions ................................                                19,644
 Other - net .................................        181
 Benefits paid ...............................    (12,295)     (24,316)      (18,348)      (11,589)       (9,350)       (9,966)
                                                ---------    ---------     ---------     ---------     ---------     ---------
 Balance at end of year ......................    170,632      169,099       175,204       225,686       217,627       206,007

PLAN ASSETS:
 Balance at beginning of year ................    492,384      446,271       391,865
 Actual return on plan assets ................     44,859       71,188        60,143
 Acquisitions ................................                                10,574
 Other - net .................................     (1,495)        (759)        2,037
 Benefits paid ...............................    (12,295)     (24,316)      (18,348)
                                                ---------    ---------     ---------
 Balance at end of year ......................    523,453      492,384       446,271

EXCESS (DEFICIENT) PLAN ASSETS:
 Balance at end of year ......................    352,821      323,285       271,067      (225,686)     (217,627)     (206,007)
 Unrecognized net asset ......................     (1,279)      (2,792)       (4,304)
 Unrecognized actuarial (gain) loss ..........    (20,262)     (20,348)        3,195        21,993        20,171        16,784
 Unrecognized prior service cost (credit) ....      2,404        2,330           808       (14,498)      (17,307)      (20,116)
                                                ---------    ---------     ---------     ---------     ---------     ---------
NET ASSET (LIABILITY) RECOGNIZED IN THE
 CONSOLIDATED BALANCE SHEETS .................  $ 333,684    $ 302,475     $ 270,766     $(218,191)    $(214,763)    $(209,339)
                                                =========    =========     =========     =========     =========     =========

NET ASSET (LIABILITY) RECOGNIZED IN THE
  CONSOLIDATED BALANCE SHEETS CONSISTS OF:
   Prepaid benefit cost ......................  $ 334,094    $ 304,006     $ 276,086
   Accrued benefit liability .................                                (1,136)    $(206,591)    $(204,763)    $(199,839)
   Amount included in current liabilities ....       (410)      (1,531)       (4,612)      (11,600)      (10,000)       (9,500)
   Cumulative other comprehensive
    loss - net of tax ........................                                   428
                                                ---------    ---------     ---------     ---------     ---------     ---------
                                                $ 333,684    $ 302,475     $ 270,766     $(218,191)    $(214,763)    $(209,339)
                                                =========    =========     =========     =========     =========     =========

WEIGHTED-AVERAGE ASSUMPTIONS AS
  OF DECEMBER 31:
   Discount rate .............................       7.25%        6.75%         7.00%         7.25%         6.75%         7.00%
   Expected long-term rate of return on assets       8.50%        8.50%         8.50%
   Rate of compensation increase .............       5.00%        5.00%         5.00%
   Health care cost trend rate ...............                                                6.40%         6.70%         7.20%

NET PERIODIC BENEFIT (CREDIT) COST:
 Service and interest cost ...................  $  14,753    $  14,506     $  14,429     $  18,682     $  17,786     $  17,428
 Net amortization and deferral ...............       (699)      (2,524)       (1,008)       (2,768)       (2,809)       (2,689)
 Expected return on assets ...................    (42,137)     (37,531)      (33,594)
 Settlement gain .............................                  (5,302)
                                                ---------    ---------     ---------     ---------     ---------     ---------
 Net periodic benefit (credit) cost ..........  $ (28,083)   $ (30,851)    $ (20,173)    $  15,914     $  14,977     $  14,739
                                                =========    =========     =========     =========     =========     =========



Plan assets include 1,938,800 shares of the Company's common stock at December 31, 1999. The ending market value and dividends received during the year for those shares was $40,715 and $931, respectively.

There were no pension plans with accumulated benefit obligations in excess of plan assets at December 31, 1999 or 1998. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets at December 31, 1997 were $15,612, $15,573 and $11,541, respectively.

The Company's annual contribution for its defined contribution pension plans, which is based on a level percentage of compensation for covered employees, was $31,512, $27,004 and $28,255 in 1999, 1998 and 1997, respectively.

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Dollars Unless Otherwise Indicated)

The health care plans are contributory and contain cost-sharing features such as deductibles and coinsurance. There were 16,081, 15,894 and 16,049 active employees entitled to receive benefits under these plans as of December 31, 1999, 1998 and 1997, respectively. The cost of these benefits for active employees is recognized as claims are incurred and amounted to $52,640, $47,563 and $47,484 for 1999, 1998 and 1997, respectively. The Company has a fund, to which it no longer intends to contribute, that provides for payment of health care benefits of certain qualified employees. Distributions from the fund amounted to $6,421, $4,928 and $5,025 in 1999, 1998 and 1997, respectively.

Employees of the Company who were hired prior to January 1, 1993 and who are not members of a collective bargaining unit, and certain groups of employees added through acquisitions, are eligible for certain health care and life insurance benefits upon retirement from active service, subject to the terms, conditions and limitations of the applicable plans. There were 4,831, 4,800 and 4,229 retired employees entitled to receive benefits as of December 31, 1999, 1998 and 1997, respectively. The plans are unfunded.

The health care cost trend rate is assumed to decrease gradually to 5.5 percent for 2003 and thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects as of December 31, 1999:

                                              One-Percentage-Point
                                            -----------------------
                                             Increase      Decrease
                                            ---------    ----------
Effect on total of service and interest
  cost components .....................     $    822     $   (781)
Effect on the postretirement benefit
  obligation ..........................     $ 11,380     $(10,800)

NOTE 7 -- LONG-TERM DEBT
--------------------------------------------------------------------------------

                                             AMOUNT OUTSTANDING
                              ---------------------------------------------
                                Due Date       1999       1998       1997
                              ------------- ---------  ---------  ---------
6.85% Notes .................     2007      $ 199,775  $ 199,742  $ 199,710
7.375% Debentures ...........     2027        149,907    149,903    149,900
7.45% Debentures ............     2097        149,402    149,396    149,390
6.5% Notes ..................     2002         99,978     99,966     99,955
6.25% Notes .................     2000                    99,974     99,948
Floating Rate Notes .........                                        50,000
5.5% Notes ..................     2027                               49,922
9.875% Debentures ........... 2007 to 2016     15,900     15,900     15,900
6% to 9% Promissory Notes ... Through 2004      5,752     10,623     23,791
8% to 12% Promissory Notes
 partially secured by
 certain land and buildings
 and other .................. Through 2005      3,569      3,884      4,495
4.75% Promissory Note .......     2000                       800        800
Other Obligations ...........                      82         95        108
                                            ---------  ---------  ---------
                                            $ 624,365  $ 730,283  $ 843,919
                                            =========  =========  =========

Maturities of long-term debt are as follows for the next five years: $122,270 in 2000; $4,141 in 2001; $102,971 in 2002; $1,542 in 2003; and $405 in 2004.

Interest expense on long-term debt was $55,415, $59,137 and $52,351 for 1999, 1998 and 1997, respectively.

Effective January 3, 1997, the Company entered into revolving credit agreements aggregating a maximum borrowing of $1,450,000. Amendments in 1999, 1998 and 1997 reduced the aggregate maximum borrowing amount under these agreements to $760,000, $1,064,000 and $1,080,000, respectively. The agreements were further amended effective December 31, 1999 and January 3, 2000 to reflect the following: 1) a 364-day agreement aggregating $134,400 expiring on December 29, 2000; and 2) a five-year agreement aggregating $598,400, with $30,400 expiring January 3, 2003 and $568,000 expiring January 3, 2005. There were no borrowings outstanding under any revolving credit agreement during all years presented.

The Company uses the revolving credit agreements to satisfy its commercial paper program's dollar for dollar liquidity requirement. At December 31, 1997, borrowings outstanding under the commercial paper program totaled $106,748 and are included in Short-term borrowings on the balance sheet. The weighted-average interest rate related to these borrowings was 5.89% at December 31, 1997. There were no borrowings outstanding under this program at December 31, 1999 and 1998, respectively. Effective January 3, 2000, this program is limited to $732,800, which equals the new aggregate maximum borrowing capacity under the revolving credit agreements.

On February 10, 1997, the Company issued $400,000 of debt securities under its $450,000 shelf registration with the Securities and Exchange Commission consisting of $100,000 of 6.25% notes due February 1, 2000, $100,000 of 6.5% notes due February 1, 2002 and $200,000 of 6.85% notes due February 1, 2007. In addition, on February 10, 1997, the Company issued $150,000 of 7.375% debentures due February 1, 2027 and $150,000 of 7.45% debentures due February 1, 2097 in a private offering not registered under the Securities Act of 1933, as amended (Securities Act). In July 1997, the Company exchanged all of its 7.375% and 7.45% unregistered debentures outstanding for an equal principal amount of newly-issued debentures containing identical terms except that the newly-issued debentures were registered under the Securities Act. The net proceeds from these borrowings were used to refinance a portion of the Company's commercial paper debt.

On October 6, 1997, the Company issued the remaining $50,000 of debt securities under this shelf registration consisting of 5.5% notes, due October 15, 2027, with provisions that the holders, individually or in the aggregate, may exercise a put option which would require the Company to repay the

                   Committed to being America's Paint Company
                                       32

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


securities at an earlier date. This option was first available to the holders on October 15, 1999, and then annually on each October 15 thereafter. On October 15, 1999, individual debt security holders exercised put options requiring the Company to repay $38,945 of these debt securities. The remaining $11,055 of these debt securities is included in Current portion of long-term debt on the December 31, 1999 consolidated balance sheet. The net proceeds from the initial borrowing in 1997 were used to refinance short-term commercial paper debt.

On December 24, 1997, the Company filed a shelf registration with the Securities and Exchange Commission covering $150,000 of unsecured debt securities with maturities greater than nine months from the date of issue. The Company may issue these securities from time to time in one or more series and will offer the securities on terms determined at the time of sale. There were no borrowings outstanding under this registration at December 31, 1999, 1998 and 1997.

On August 18, 1998, the Company filed a universal shelf registration statement with the Securities and Exchange Commission to issue debt securities, common stock and warrants up to $1,500,000. The registration was effective September 8, 1998. There were no borrowings outstanding under this registration at December 31, 1999 and 1998.

NOTE 8 -- LEASES
--------------------------------------------------------------------------------

The Company leases certain stores, warehouses, manufacturing facilities, office space and equipment. Renewal options are available on the majority of leases and, under certain conditions, options exist to purchase some properties. Rental expense for operating leases was $123,084, $117,762 and $113,339 for 1999, 1998 and 1997, respectively. Certain store leases require the payment of contingent rentals based on sales in excess of specified minimums. Contingent rentals included in rent expense were $11,530, $10,329 and $10,396 in 1999, 1998 and 1997, respectively. Rental income, as lessor, from real estate leasing activities and sublease rental income for all years presented was not significant.

Following is a schedule, by year and in the aggregate, of future minimum lease payments under noncancellable operating leases having initial or remaining terms in excess of one year at December 31, 1999:

2000 ....................................................     $ 91,672
2001 ....................................................       77,066
2002 ....................................................       60,427
2003 ....................................................       42,824
2004 ....................................................       28,196
LATER YEARS .............................................       83,388
                                                              --------
TOTAL MINIMUM LEASE PAYMENTS ............................     $383,573
                                                              ========

NOTE 9 -- OTHER LONG-TERM LIABILITIES
--------------------------------------------------------------------------------

Other long-term liabilities consist of the following:

                                          1999      1998      1997
                                    ----------   --------    ---------
ENVIRONMENTAL-RELATED ............. $124,096     $127,613     $143,276
OTHER .............................  208,644      174,890      140,924
                                    --------     --------     --------
                                    $332,740     $302,503     $284,200
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

The Company initially provides for the estimated cost of environmental-related activities relating to its current, former and third-party sites when costs can be reasonably estimated. These estimates are determined based on currently available facts regarding each site. If the best estimate of costs can only be identified as a range and no specific amount within that range can be determined more likely than any other amount within the range, the minimum of the range is accrued. Actual costs incurred may vary from these estimates due to the inherent uncertainties involved. The Company believes that any additional liability in excess of amounts provided which may result from the resolution of such matters will not have a material adverse effect on the financial condition, liquidity or cash flow of the Company.

In addition to the environmental-related long-term liabilities shown above, current environmental-related liabilities are included in Other accruals on the consolidated balance sheets.

NOTE 10 -- STOCK PURCHASE PLAN
--------------------------------------------------------------------------------

As of December 31, 1999, 13,908 employees participated through regular payroll deductions in the Company's Employee Stock Purchase and Savings Plan. The Company's contribution charged to operations was $36,535, $32,679 and $33,582 for 1999, 1998 and 1997, respectively. Additionally, the Company made contributions on behalf of participating employees, which represent salary reductions for income tax purposes, of $22,581, $20,250 and $18,905 in 1999, 1998 and 1997, respectively.

At December 31, 1999, there were 24,884,733 shares of the Company's stock being held by this plan, representing 15.0

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Dollars Unless Otherwise Indicated)

percent of the total number of voting shares outstanding. Shares of company stock credited to each member's account under the plan are voted by the trustee under instructions from each individual plan member. Shares for which no instructions are received, along with any unallocated shares held in the plan, are voted by the trustee in the same proportion as those for which instructions are received.

NOTE 11 -- CAPITAL STOCK
--------------------------------------------------------------------------------

                                                       SHARES        SHARES
                                                    IN TREASURY   OUTSTANDING
                                                    ----------    -----------
Balance at January 1, 1997 .......................  31,469,516    171,831,178
 Shares tendered as payment
   for options exercised .........................     160,739       (160,739)
 Shares issued for exercise of stock options .....                  1,127,779
 Net shares issued under restricted
   stock grants ..................................                    109,200
                                                    ----------    -----------
Balance at December 31, 1997 .....................  31,630,255    172,907,418
 Shares tendered as payment
   for options exercised .........................      37,663        (37,663)
 Shares issued for exercise of stock options .....                  1,201,476
 Shares cancelled under previous
   restricted stock grants .......................                    (38,000)
 Treasury stock acquired .........................   3,000,000     (3,000,000)
                                                    ----------    -----------
Balance at December 31, 1998 .....................  34,667,918    171,033,231
 SHARES TENDERED AS PAYMENT
   FOR OPTIONS EXERCISED .........................       8,392         (8,392)
 SHARES ISSUED FOR EXERCISE OF STOCK OPTIONS .....                    462,598
 SHARES TENDERED IN CONNECTION WITH RESTRICTED
   STOCK GRANTS ..................................      44,236        (44,236)
 NET SHARES ISSUED UNDER RESTRICTED
   STOCK GRANTS ..................................                    145,400
 TREASURY STOCK ACQUIRED .........................   5,925,000     (5,925,000)
                                                    ----------    -----------
BALANCE AT DECEMBER 31, 1999 .....................  40,645,546    165,663,601
                                                    ==========    ===========

An aggregate of 19,722,529, 20,389,127 and 21,594,603 shares of stock at December 31, 1999, 1998 and 1997, respectively, were reserved for future grants of restricted stock and the exercise and future grants of stock options. Shares outstanding include 215,150, 159,800 and 115,000 shares of stock held in a revocable trust at December 31, 1999, 1998 and 1997, respectively. At December 31, 1999, there were 300,000,000 shares of common stock and 30,000,000 shares of serial preferred stock authorized for issuance (3,000,000 shares of the authorized serial preferred stock have been designated as cumulative redeemable serial preferred stock which may be issued pursuant to the Company's shareholders' rights plan if the Company becomes the target of coercive and unfair takeover tactics).

NOTE 12 -- STOCK PLAN
--------------------------------------------------------------------------------

The Company's 1994 Stock Plan permits the granting of restricted stock, stock appreciation rights and stock options to eligible employees. The 1994 Stock Plan succeeded the 1984 Stock Plan which expired on February 15, 1994. Although no further grants may be made under the 1984 Stock Plan, all rights granted under such plan remain. The Company's 1997 Stock Plan for Nonemployee Directors provides for the granting of restricted stock and stock options to members of the Board of Directors who are not employees of the Company. There were 400,000 shares authorized as available for grant under the 1997 Stock Plan. Grants made pursuant to the 1997 Stock Plan are authorized by the Board of Directors.

Restricted stock grants, which generally require four years of continuous employment from the date of grant before vesting and receiving the shares without restriction, have been awarded to certain officers and key employees under the 1994 Stock Plan. The number of shares to be received without restriction is based on the Company's performance relative to a peer group of companies. Shares of restricted stock that vested and were delivered to officers and employees amounted to 120,400 and 123,200 during 1999 and 1997, respectively. No shares of restricted stock vested during 1998. At December 31, 1999, there were 348,000 shares of restricted stock outstanding. Unamortized deferred compensation expense with respect to the restricted stock grants amounted to $4,249, $2,781 and $5,401 at December 31, 1999, 1998 and 1997,
respectively, and is being amortized over the four-year vesting period. Deferred compensation expense aggregated $77, $2,090 and $528 in 1999, 1998 and 1997, respectively. No stock appreciation rights have been granted.

A summary of restricted stock granted during 1999, 1998 and 1997 is as follows:

                                     1999       1998     1997
                                  --------   -------  --------
SHARES GRANTED ..................  204,000     4,000   232,500
WEIGHTED-AVERAGE FAIR VALUE
 OF RESTRICTED SHARES GRANTED
 DURING YEAR .................... $  23.77   $ 33.06  $  27.91

Non-qualified and incentive stock options have been granted to certain officers and key employees under the plans at prices not less than fair market value of the shares, as defined by the plans, at the date of grant. The options generally become exercisable to the extent of one-third of the optioned shares for each full year following the date of grant and generally expire ten years after the date of grant. The number of options and any period of service required before the options may be exercised are determined by the Board of Directors at the time of grant. No options may be exercised more than ten years from the date of the grant.

The Company has elected to follow Accounting Principles Board Opinion (APBO) No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation," requires use of highly subjective assumptions in option valuation

                   Committed to being America's Paint Company
                                       34

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

models. Under APBO No. 25, because the exercise price of the Company's employee stock options is not less than fair market price of the shares at the date of grant, no compensation expense is recognized in the financial statements. Pro forma information regarding net income and earnings per share, determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123, is required by that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for all options granted:

                                                1999       1998       1997
                                              -------    -------    -------
RISK-FREE INTEREST RATE .....................    5.34%      5.14%      6.10%
EXPECTED LIFE OF OPTION ..................... 3 YEARS    3 years    3 years
EXPECTED DIVIDEND YIELD OF STOCK ............    2.00%      2.00%      2.00%
EXPECTED VOLATILITY OF STOCK ................   0.265      0.194      0.164

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

                                       1999          1998          1997
                                    ---------     ---------     ---------
PRO FORMA NET INCOME ..........     $ 297,107     $ 269,838     $ 257,757
PRO FORMA NET INCOME PER SHARE:
 BASIC ........................     $    1.77     $    1.57     $    1.50
 DILUTED ......................     $    1.76     $    1.56     $    1.49

A summary of the Company's stock option activity, and related information for the years ended December 31, 1999, 1998 and 1997 is shown in the following table:


                                                                  1999                      1998                    1997
                                                        ------------------------- -------------------------- ----------------------
                                                                       WEIGHTED-                 Weighted-                Weighted-
                                                                        AVERAGE                  Average                   Average
                                                        OPTIONED       EXERCISE   Optioned       Exercise   Optioned      Exercise
                                                         SHARES          PRICE     Shares         Price      Shares         Price
                                                      -----------      --------  ----------      -------   ----------     ---------
OUTSTANDING BEGINNING OF YEAR ...................       6,259,702      $ 22.89    5,810,471      $ 18.47    5,434,596      $ 14.91
GRANTED .........................................       5,292,350        22.33    1,867,500        29.10    1,746,500        27.93
EXERCISED .......................................        (462,598)       15.36   (1,201,476)       14.00   (1,127,779)       12.88
CANCELED ........................................        (364,801)       27.69     (216,793)       26.68     (242,846)       22.68
                                                       ----------      -------   ----------      -------   ----------      -------
OUTSTANDING END OF YEAR .........................      10,724,653      $ 22.78    6,259,702      $ 22.89    5,810,471      $ 18.47
                                                       ==========      =======   ==========      =======   ==========      =======

EXERCISABLE AT END OF YEAR ......................       3,971,139      $ 21.09    3,019,873      $ 17.77    2,924,515      $ 13.96
WEIGHTED-AVERAGE FAIR VALUE OF
 OPTIONS GRANTED DURING YEAR ....................      $     4.67                $     5.12                $     4.53
RESERVED FOR FUTURE GRANTS ......................       8,997,876                14,129,425                15,784,132

Exercise prices for optioned shares outstanding as of December 31, 1999 ranged from $8.13 to $35.34. A summary of these options by range of exercise prices is as follows:


                                          OUTSTANDING                               EXERCISABLE
                                 ---------------------------------------  -----------------------------
                                                              WEIGHTED-
                                               WEIGHTED-      AVERAGE                        WEIGHTED-
       RANGE                                    AVERAGE       REMAINING                       AVERAGE
    OF EXERCISE                  OPTIONED      EXERCISE      CONTRACTUAL      OPTIONED        EXERCISE
       PRICES                     SHARES         PRICE       LIFE (YEARS)      SHARES          PRICE
-----------------------------    ----------    ---------     ------------    ---------        --------
   Less than $12.00                 504,997     $  9.42          0.98          504,997        $  9.42
             $12.00 - $19.99        921,697       15.90          4.27          921,697          15.90
             $20.00 - $26.00      6,300,212       22.00          8.68        1,103,412          21.03
Greater than $26.00               2,997,747       28.77          7.91        1,441,033          28.53
                                 ----------     -------          ----        ---------        -------
                                 10,724,653     $ 22.78          7.90        3,971,139        $ 21.09
                                 ==========     =======          ====        =========        =======


--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Dollars Unless Otherwise Indicated)

NOTE 13 -- INCOME TAXES
--------------------------------------------------------------------------------

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using the enacted tax rates and laws that are currently in effect. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1999, 1998 and 1997 are as follows:

                                             1999         1998         1997
                                           --------     --------     --------
DEFERRED TAX ASSETS:
 DISPOSITIONS, ENVIRONMENTAL AND
   OTHER SIMILAR ITEMS ...............     $ 56,123     $ 61,857     $ 61,537
 OTHER ITEMS
   (EACH LESS THAN 5% OF TOTAL ASSETS)       94,196       88,432       99,120
                                           --------     --------     --------
   TOTAL DEFERRED TAX ASSETS .........     $150,319     $150,289     $160,657
                                           ========     ========     ========

DEFERRED TAX LIABILITIES:
 DEPRECIATION ........................     $ 66,374     $ 51,997     $ 38,605
 DEFERRED EMPLOYEE BENEFIT ITEMS .....       42,785       35,163       26,128
                                           --------     --------     --------
   TOTAL DEFERRED TAX LIABILITIES ....     $109,159     $ 87,160     $ 64,733
                                           ========     ========     ========

Significant components of the provisions for income taxes are as follows:

                                              1999         1998         1997
                                           --------     --------     --------
CURRENT:
 FEDERAL ................................  $128,185     $106,538     $ 87,626
 FOREIGN ................................    11,787        6,982        3,472
 STATE AND LOCAL ........................    25,116       23,162       16,318
                                           --------     --------     --------
   TOTAL CURRENT ........................   165,088      136,682      107,416

DEFERRED:
 FEDERAL ................................    14,388       20,946       46,890
 FOREIGN ................................     3,851        5,587        2,375
 STATE AND LOCAL ........................     2,931        4,024        9,982
                                           --------     --------     --------
   TOTAL DEFERRED .......................    21,170       30,557       59,247
                                           --------     --------     --------
TOTAL INCOME TAX EXPENSE ................  $186,258     $167,239     $166,663
                                           ========     ========     ========

Significant components of income before income taxes as used for income tax purposes, are as follows:

                                             1999         1998         1997
                                           --------     --------     --------
DOMESTIC ................................  $411,626     $382,469     $382,325
FOREIGN .................................    78,492       57,634       44,952
                                           --------     --------     --------
                                           $490,118     $440,103     $427,277
                                           ========     ========     ========

A reconciliation of the statutory federal income tax rate and the effective tax rate follows:

                                              1999         1998         1997
                                           --------     --------     --------
STATUTORY TAX RATE ......................      35.0%        35.0%        35.0%
EFFECT OF:
 STATE AND LOCAL TAXES ..................       3.7          4.0          4.0
 INVESTMENT VEHICLES ....................      (1.5)        (2.7)        (3.3)
 OTHER - NET ............................       0.8          1.7          3.3
                                           --------     --------     --------
EFFECTIVE TAX RATE ......................      38.0%        38.0%        39.0%
                                           ========     ========     ========

As of December 31, 1999, estimated taxes payable have been provided on substantially all unremitted retained earnings of the Company's foreign consolidated subsidiaries.

Netted against the Company's other deferred tax assets are valuation reserves of $16,211, $16,703 and $19,836 at December 31, 1999, 1998 and 1997, respectively, resulting from the uncertainty as to the realization of the tax benefits from certain foreign net operating losses and certain other foreign assets.

NOTE 14-- SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
--------------------------------------------------------------------------------

                                       1999
--------------------------------------------------------------------------------
                                                NET INCOME PER  NET INCOME PER
QUARTER  NET SALES   GROSS PROFIT   NET INCOME   SHARE - BASIC  SHARE - DILUTED
------- ----------- -------------  ------------ -------------- ----------------
1ST     $1,127,867    $ 477,086     $  28,797       $    .17      $    .17
2ND      1,384,070      610,390       107,594            .64           .63
3RD      1,345,483      609,834       111,482            .67           .66
4TH      1,146,416      551,204        55,987            .34           .34

Net income during the fourth quarter decreased by $1,751 ($.01 per share) due to certain year-end adjustments. Cost of goods sold decreased by $23,006 ($14,953 after-tax, $.09 per share) as a result of physical inventory adjustments of $32,659 ($21,228 after-tax, $.12 per share). These adjustments were partially offset by other year-end adjustments of $5,843 ($3,798 after-tax, $.02 per share) and by provisions for the closing costs associated with certain operations of $3,810 ($2,477 after-tax, $.01 per share). Administrative expenses decreased $703 ($457 after-tax, no per share effect) due to other year-end adjustments. Other expense - net increased $26,403 ($17,162 after-tax, $.10 per share) due to the net provisions for environmental-related matters at current, former and third-party sites of $16,860 ($10,959 after-tax, $.07 per share), the provision of $3,830 ($2,490 after-tax, $.01 per share) for the adjustment to net realizable value of certain net fixed assets related to site closings, and due to other year-end adjustments of $5,713 ($3,713 after-tax, $.02 per share).

                                       1998
--------------------------------------------------------------------------------
                                                Net Income per  Net Income per
Quarter  Net Sales   Gross Profit   Net Income   Share - Basic  Share - Diluted
------- ----------- -------------  ------------ -------------- ----------------
1st     $1,104,147    $ 454,939     $  25,198       $    .15      $    .14
2nd      1,377,785      599,465        99,450            .58           .57
3rd      1,341,431      587,902       100,748            .59           .58
4th      1,111,067      487,665        47,468            .28           .28

Net income during the fourth quarter was increased by $883 (no per share effect) due to certain year-end adjustments. Cost of goods sold decreased by $13,962 ($9,075 after-tax, $.05 per share) as a result of physical inventory adjustments of $17,411 ($11,317 after-tax, $.06 per share) and other year-end adjustments of $7,818 ($5,082 after-tax, $.03 per share). These

                   Committed to being America's Paint Company
                                       36

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

adjustments were partially offset by provisions for the closing costs associated with certain operations of $11,267 ($7,324 after-tax, $.04 per share). Administrative expenses increased $295 ($192 after-tax, no per share effect) due to other year-end adjustments. Other expense - net increased $12,785 ($8,310 after-tax, $.05 per share) due to the provision of $12,290 ($7,988 after-tax, $.05 per share) for the adjustment to net realizable value of certain net fixed assets and due to the net provisions for environmental-related matters at current, former and third-party sites of $495 ($322 after-tax, no per share effect).

During the fourth quarter of 1999, the Company adopted revised business segment reporting guidelines which changed the number and composition of its Reportable Segments and changed the value for goods that are transferred between segments. See Reportable Segment Information on pages 6 through 13 of this report for a description of the segments. The following table provides restated amounts of Reportable Segment Information previously reported in the Company's 1999 Quarterly Reports filed with the Securities and Exchange Commission on Forms 10-Q.


                                                                        1999                          1998
                                                              -------------------------    ----------------------------
                                                                  NET         SEGMENT         Net             Segment
                                                               EXTERNAL      OPERATING      External         Operating
                                                                 SALES         PROFIT         Sales           Profit
                                                              ----------     ---------     -----------      ---------
THREE MONTHS ENDED MARCH 31:
Paint Stores ...........................................      $  634,473     $  32,887     $   589,561      $  28,605
Consumer ...............................................         302,689        35,431         306,391         19,336
Automotive Finishes ....................................         115,597        14,182         121,443         15,052
International Coatings .................................          73,036         3,392          84,898          5,579
Administrative .........................................           2,072       (39,446)          1,854        (27,930)
                                                              ----------     ---------     -----------      ---------
Consolidated totals                                           $1,127,867     $  46,446     $ 1,104,147      $  40,642
                                                              ==========     =========     ===========      =========

THREE MONTHS ENDED JUNE 30:
Paint Stores ...........................................      $  812,927     $ 106,084     $   769,050      $ 101,971
Consumer ...............................................         376,796        73,053         398,902         70,505
Automotive Finishes ....................................         122,074        17,307         122,283         17,507
International Coatings .................................          70,193         8,731          85,535          4,799
Administrative .........................................           2,081       (31,635)          2,015        (34,379)
                                                              ----------     ---------     -----------      ---------
Consolidated totals                                           $1,384,071     $ 173,540     $ 1,377,785      $ 160,403
                                                              ==========     =========     ===========      =========

THREE MONTHS ENDED
  SEPTEMBER 30:
Paint Stores ...........................................      $  842,760     $ 129,838     $   798,710      $ 121,872
Consumer ...............................................         307,314        52,128         332,833         50,206
Automotive Finishes ....................................         119,356        18,323         120,325         18,490
International Coatings .................................          73,871         9,344          87,301          5,727
Administrative .........................................           2,182       (29,823)          2,262        (33,797)
                                                              ----------     ---------     -----------      ---------
Consolidated totals                                           $1,345,483     $ 179,810     $ 1,341,431      $ 162,498
                                                              ==========     =========     ===========      =========

THREE MONTHS ENDED
  DECEMBER 31:
Paint Stores ...........................................      $  711,193     $ 107,965     $   665,042      $  94,556
Consumer ...............................................         237,095        (5,691)        243,967        (14,856)
Automotive Finishes ....................................         113,984        16,727         109,801         14,208
International Coatings .................................          82,099        12,442          90,018          8,060
Administrative .........................................           2,045       (41,121)          2,239        (25,408)
                                                              ----------     ---------     -----------      ---------
Consolidated totals                                           $1,146,416     $  90,322     $ 1,111,067      $  76,560
                                                              ==========     =========     ===========      =========


NOTE 15 -- NET INCOME PER SHARE
--------------------------------------------------------------------------------


                                             1999            1998             1997
                                        ------------     ------------     ------------
BASIC
 AVERAGE SHARES OUTSTANDING .......      167,924,660      172,162,472      172,107,459
                                        ============     ============     ============

 NET INCOME .......................     $    303,860     $    272,864     $    260,614
                                        ============     ============     ============

 NET INCOME PER SHARE .............     $       1.81     $       1.58     $       1.51
                                        ============     ============     ============

DILUTED
 AVERAGE SHARES OUTSTANDING .......      167,924,660      172,162,472      172,107,459
 NON-VESTED RESTRICTED STOCK GRANTS          263,567          235,317          312,988
 STOCK OPTIONS--
   TREASURY STOCK METHOD ..........          838,069        1,137,890        1,611,895
                                        ------------     ------------     ------------
 AVERAGE SHARES ASSUMING DILUTION .      169,026,296      173,535,679      174,032,342
                                        ============     ============     ============

NET INCOME ........................     $    303,860     $    272,864     $    260,614
                                        ============     ============     ============

NET INCOME PER SHARE ..............     $       1.80     $       1.57     $       1.50
                                        ============     ============     ============


Net income per share has been computed in accordance with SFAS No. 128.

NOTE 16 -- COMPREHENSIVE INCOME
--------------------------------------------------------------------------------

As of January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." The adoption of this statement had no impact on the Company's Net income or Shareholders' equity. SFAS No. 130 requires other comprehensive income to include foreign currency translation adjustments and minimum pension liability adjustments, which prior to adoption were reported separately in Shareholders' equity. The December 31, 1997 financial statements have been reclassified to conform to the requirements of SFAS No. 130.

Cumulative other comprehensive loss consists of the following components:

                                  FOREIGN      MINIMUM    CUMULATIVE
                                 CURRENCY      PENSION       OTHER
                                TRANSLATION   LIABILITY  COMPREHENSIVE
                                ADJUSTMENTS  ADJUSTMENTS     LOSS
                                -----------  ----------- -------------
Balance at January 1, 1997      $ (18,982)                $ (18,982)

Other comprehensive loss          (14,107)   $ (428)        (14,535)
                                ---------    ------       ---------

Balance at December 31, 1997      (33,089)     (428)        (33,517)

Other comprehensive loss          (11,838)      428         (11,410)
                                ---------    ------       ---------

Balance at December 31, 1998      (44,927)   $    0         (44,927)
                                             ======
OTHER COMPREHENSIVE LOSS         (100,697)                 (100,697)
                                ---------                 ---------
BALANCE AT DECEMBER 31, 1999    $(145,624)                $(145,624)
                                =========                 =========

--------------------------------------------------------------------------------
DIRECTORS, OFFICERS, MANAGERS
--------------------------------------------------------------------------------

DIRECTORS, OFFICERS, MANAGERS

BOARD OF DIRECTORS

JAMES C. BOLAND, 60(*)
President and Chief Executive Officer
CAVS/Gund Arena Company

JOHN G. BREEN, 65
Chairman
The Sherwin-Williams Company

DUANE E. COLLINS, 63
Chairman, President and Chief
Executive Officer
Parker-Hannifin Corporation

CHRISTOPHER M. CONNOR, 43
Vice Chairman and
  Chief Executive Officer
The Sherwin-Williams Company

DANIEL E. EVANS, 63
Chairman, Chief Executive Officer
  and Secretary
Bob Evans Farms, Inc.

ROBERT W. MAHONEY, 63
Chairman
Diebold, Incorporated

WILLIAM G. MITCHELL, 69(*)
Retired, former Vice Chairman
Centel Corporation

A. MALACHI MIXON, III, 59
Chairman and Chief Executive Officer
Invacare Corporation

CURTIS E. MOLL, 60(*)
Chairman and Chief Executive Officer
MTD Products, Inc.

HELEN O. PETRAUSKAS, 55(*)
Vice President - Environmental and
Safety Engineering
Ford Motor Company

JOSEPH M. SCAMINACE, 46
President and Chief Operating Officer
The Sherwin-Williams Company

RICHARD K. SMUCKER, 51(*)
President
The J. M. Smucker Company

CORPORATE OFFICERS

JOHN G. BREEN, 65(**)
Chairman

CHRISTOPHER M. CONNOR, 43(**)
Vice Chairman and Chief Executive
Officer

JOSEPH M. SCAMINACE, 46(**)
President and Chief Operating Officer

LARRY J. PITORAK, 53(**)
Senior Vice President - Finance,
Treasurer and Chief Financial Officer

JOHN L. AULT, 54(**)
Vice President -
Corporate Controller

CYNTHIA D. BROGAN, 48
Vice President and
Assistant Treasurer

MARK J. DVOROZNAK, 41
Vice President -
Corporate Audit and Loss Prevention

THOMAS E. HOPKINS, 42(**)
Vice President -
Human Resources

CONWAY G. IVY, 58(**)
Vice President -
Corporate Planning and Development

JAMES J. SGAMBELLONE, 42
Vice President -
Taxes and Assistant Secretary

LOUIS E. STELLATO, 49(**)
Vice President, General
Counsel and Secretary

RICHARD M. WEAVER, 45
Vice President - Administration

OPERATING MANAGERS

THOMAS R. BRUMMETT, 54
President & General Manager
Eastern Division
Paint Stores Group

ROBERT J. DAVISSON, 39
President & General Manager
Southeastern Division
Paint Stores Group

DONALD R. FIELDS, 64
President
International Division

MICHAEL A. GALASSO, 52(**)
President & General Manager
Automotive Division

BLAIR P. LACOUR, 53
President & General Manager
Mid Western Division
Paint Stores Group

JOHN G. MORIKIS, 36(**)
President
Paint Stores Group

STEVEN J. OBERFELD, 47
President & General Manager
South Western Division
Paint Stores Group

THOMAS W. SEITZ, 51(**)
President
Consumer Group


*  Audit Committee Member
** Executive Officer as defined by the Securities Exchange Act of 1934

                   Committed to being America's Paint Company
                                       38

--------------------------------------------------------------------------------
SHAREHOLDER INFORMATION
--------------------------------------------------------------------------------

SHAREHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of shareholders
will be held at 10:00 a.m.,
April 26, 2000 in the
Landmark Conference Center,
927 Midland Building,
101 Prospect Avenue, N.W.,
Cleveland, Ohio.

INVESTOR RELATIONS

Conway G. Ivy
The Sherwin-Williams Company
101 Prospect Avenue, N.W.
Cleveland, Ohio 44115-1075
Internet: www.sherwin.com

FORM 10-K

The Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available without charge. To obtain a copy, contact the Investor Relations Office.

DIVIDEND REINVESTMENT PROGRAM

A dividend reinvestment program is available to shareholders of common stock. For information, contact our transfer agent, The Bank of New York.

HEADQUARTERS

The Sherwin-Williams Company
101 Prospect Avenue, N.W.
Cleveland, Ohio  44115-1075
(216) 566-2000

INDEPENDENT AUDITORS

Ernst & Young LLP
Cleveland, Ohio

STOCK TRADING

Sherwin-Williams Common Stock - Symbol,
SHW - is traded on the New York Stock
Exchange.

TRANSFER AGENT & REGISTRAR

The Bank of New York
Shareholder Relations Department-11E
P.O. Box 11258
Church Street Station
New York, NY 10286
1-800-432-0140
E-mail address:
Shareowner-svcs@Email.bony.com

COMMON STOCK TRADING STATISTICS
--------------------------------------------------------------------------------


                                       1999          1998       1997       1996       1995
                                    --------      --------    --------  --------   --------
HIGH ..........................     $  32.875     $ 37.875    $ 33.375  $ 28.875   $ 20.750
LOW ...........................        18.750       19.438      24.125    19.500     16.000
CLOSE DECEMBER 31 .............        21.000       29.375      27.750    28.000     20.375
SHAREHOLDERS OF RECORD ........        11,475       11,929      11,964    11,933     12,078
SHARES TRADED (THOUSANDS) .....       161,118      128,942      98,855    72,638     85,144
% OF AVERAGE SHARES OUTSTANDING            96%          75%         51%       42%        50%


QUARTERLY STOCK PRICES AND DIVIDENDS
--------------------------------------------------------------------------------


                      1999                                          1998
  ------------------------------------------   -------------------------------------------
  QUARTER       HIGH       LOW      DIVIDEND   Quarter       High         Low     Dividend
  -------    --------   --------    --------   -------    ---------    ---------  --------
    1ST      $ 30.688   $ 23.063    $   .12      1st      $  35.625    $  25.750  $ .1125
    2ND        32.875     27.000        .12      2nd         37.875       30.063    .1125
    3RD        30.000     19.438        .12      3rd         35.000       19.438    .1125
    4TH        23.125     18.750        .12      4th         29.813       20.563    .1125

[MAP]

Map shows the approximate geographical separation of each domestic division and the number of paint stores and automotive branches in each state or province and in the Virgin Islands, Puerto Rico, Mexico and South America.