Form 10-K, Exhibit 13
period 2000-12-31
SHERWIN WILLIAMS CO
filed 2001-03-13
CIK 89800

                                                                      EXHIBIT 13

               PORTIONS OF THE 2000 ANNUAL REPORT TO SHAREHOLDERS

INTRODUCTION
------------

ask.

How are we structured to maximize market opportunity?

Sherwin-Williams is a manufacturer, distributor and retailer of coatings and other related products, with annual sales in excess of $5.2 billion. More than half of our worldwide revenue is generated by our network of North American company-operated paint stores and automotive branches. We also market branded, private label and licensed brand products through a variety of other channels. These include mass merchandisers, home centers, hardware stores, independent paint dealers, industrial and marine distributors, automotive distributors and body shops, joint ventures, and licensees of technology, trademarks and trade names.

Our Company is organized into four operating segments. These segments allow us to closely tailor our technology, distribution and service to the needs of a particular marketplace.

TABLE OF CONTENTS
-----------------

Highlights ..................................................................................    2
Letter to Shareholders.......................................................................    3-5
Company Overview.............................................................................    6-11
Financial Summary............................................................................    12
Management's Discussion and Analysis of Financial
  Condition and Results of Operations........................................................    13-20
Report of Management and Cautionary Statement Regarding
   Forward-Looking Information...............................................................    21
Report of Independent Auditors...............................................................    22
Consolidated Financial Statements and Notes..................................................    23-37
Directors, Officers, Managers................................................................    38
Shareholder Information......................................................................    39
Subsidiaries.................................................................................    40

The Sherwin-Williams company recruits, selects and hires the best qualified people available - without discrimination based on race, religion, color, creed, sex, national origin, age, disability, status as a special disabled veteran, veteran of the Vietnam era or any other unlawful consideration.

Inside front cover | The Sherwin-Williams Company  2000 Annual Report

OUR FOUR OPERATING SEGMENTS

[Photo of paint store]
PAINT STORES SEGMENT
--------------------

PRODUCTS SOLD: Paints, stains, caulks, applicators, wallcoverings, floorcoverings, spray equipment and related products

MARKETS SERVED: Do-It-Yourselfers, professional painting contractors, home builders, property managers, architects, interior designers, industrial, marine, aviation, flooring and OEM product finishes

MAJOR BRANDS SOLD: Sherwin-Williams(R), Con-Lux(R), Old Quaker(TM), Mercury(TM), Broad Dugan(TM), Pro-Line(R), SeaGuard(R), ArmorSeal(R), Kem(R)Hi-Temp, Cook(TM), Sher-Wood(R), Powdura(R), Polane(R), Kem Aqua(R)

OUTLETS: 2,488 Sherwin-Williams stores in North America

[Photo of cans of paint]
CONSUMER SEGMENT
----------------

PRODUCTS SOLD: Branded, private label and licensed brand paints, stains, varnishes, industrial products, wood finishing products, applicators, corrosion inhibitors, aerosols and related products

MARKETS SERVED: Do-It-Yourselfers, professional painting contractors and industrial maintenance

MAJOR BRANDS SOLD: Dutch Boy(R), Krylon(R), Minwax(R), Cuprinol(R), Thompson's(R), Formby's(R), Red Devil(R), Pratt & Lambert(R), Martin Senour(R), H&C(TM), White Lightning(R), Dupli-Color(R)and Rubberset(R)

OUTLETS: Leading mass merchandisers, home centers, independent paint dealers, hardware stores and industrial distributors


[Photo of car]
AUTOMOTIVE FINISHES SEGMENT
---------------------------

PRODUCTS SOLD: High performance interior and exterior coatings for the automotive and fleet industries, and automotive and heavy truck original equipment manufacturer (OEM) markets; as well as thousands of associated products.

MARKETS SERVED: Automotive jobbers, wholesale distributors, collision repair facilities, dealerships, fleet owners and refinishers, production shops, body builders and original equipment manufacturers (OEM).

MAJOR BRANDS SOLD: Sherwin-Williams(R), Martin Senour(R), Western(R), Lazzuril(R), Excelo(TM), Marson(TM)and ScottWarren(TM)

OUTLETS: 175 company-operated branches worldwide, including operations in the United States, Canada, Mexico, Brazil, Jamaica, Chile and Italy.


[Photo of paint store]
INTERNATIONAL COATINGS SEGMENT
------------------------------

PRODUCTS SOLD: Architectural paints, stains, varnishes, industrial maintenance products, aerosols, product finishes, wood finishing products and related products.

MARKETS SERVED: Do-It-Yourselfers, professional painting contractors, independent dealers, industrial maintenance and OEM product finishes

MAJOR BRANDS SOLD: Sherwin-Williams(R), Dutch Boy(R), Krylon(R), Kem-Tone(R), Pratt & Lambert(R), Minwax(R), Sumare(TM), Ronseal(TM), Globo(TM), Pulverlack(R), Colorgin(TM), Andina(TM)and Marson(TM)

OUTLETS: Distribution in more than 20 foreign countries through wholly-owned subsidiaries, joint ventures and licensees of technology, trademarks and tradenames, including 45 company-operated architectural and industrial stores in Chile and Brazil


                             The Sherwin-Williams Company 2000 Annual Report | 1

                            LETTER TO SHAREHOLDERS
                            ----------------------
to our shareholders

In 2000, The Sherwin-Williams Company posted record sales of $5.2 billion representing a 4.2 percent improvement over last year, our strongest sales performance in the past several years. Our net income, excluding a one-time charge for the impairment of long-lived assets, also set a new high at $309.7 million, a 1.9 percent increase over 1999's performance. Earnings per share from operations, prior to the asset impairment charge, improved 5.6 percent from $1.80 in 1999 to $1.90 in 2000. This represents our 23rd consecutive year of improvement in earnings from operations. This past year we also increased the dividend for our 22nd consecutive year. As a sign of the Company's confidence in our future and in the value of our stock, we purchased 6.8 million shares of our stock on the open market for treasury. The price of our stock at year-end compared to last year was up over 25 percent.

Despite these positive results, we were disappointed with our performance in 2000. We expected to do better and fell short in a number of areas. This past year we experienced significant raw material cost increases driven by a sharp run up in the price of oil. Management reacted quickly by implementing selective mid-year price increases in some of our operating segments and making tough cuts in spending in all of our segments. However, we were not able, in the short term, to overcome the severity of these increases and margins suffered. We also experienced a slow down in the demand for our products over the second half of the year. Even though we believe that we continued to gain market share in most product categories, our sales results lagged behind our expectations. There were a number of positive results in our operating segments that give us confidence as we begin 2001.


                              PAINT STORES SEGMENT
-------------------------------------------------------------------------------

2000 marked the twentieth consecutive year of improved sales results from our Paint Stores Segment. Net sales increased 6.1 percent to $3.2 billion while comparable store net sales improved by 3.7 percent. Operating profit rose 9.2 percent to $411.5 million. Gallon gains were posted in the architectural, industrial and marine and chemical coatings categories.

While servicing do-it-yourself customers remains an important part of our architectural coatings mission, we are increasingly focused on the professional painting contractor market. There has been a significant increase in the purchase of architectural gallons by painting contractors. This shift is driven by the demographic changes in our country as our population ages and has less-free time to tackle major projects around the home. We are further encouraged by the fact that painting contractors continue to purchase almost all of their product requirements from the paint store channel. Our 2,488 company paint stores throughout North America give us a significant advantage over all other paint store competitors serving professional painting contractors.

As a critical component of this contractor focused strategy, we remain committed to expanding our network of company paint stores. This past year, we opened 92 net new stores, providing more convenient access to every customer in these neighborhoods. Included in this number are nine stores acquired from the Norfolk Paint Company in Norfolk, Virginia that now proudly offer Sherwin-Williams(R) products. In addition to new stores, this Segment added 70 new sales representatives and launched 35 new products, strengthening our commitment to be the service and technology leader in our industry.

This past year, our industrial and marine business continued to be an important growing part of our Company. The acquisition of the business of General Polymers Corporation added a full line of industrial floor coatings to our existing broad line of industrial products. Our chemical coatings business also posted improved results as we accelerated our original equipment manufacturer specification approval process, launched new products and successfully grew our powder coatings business.

We believe the internet will play an increasing role in helping paint customers choose a supplier. Last year,


                           The Sherwin - Williams Company 2000 Annual Report | 3
we made substantial progress in evolving our award-winning web site from a comprehensive information source to an e-business platform for professional customers. A select group of diverse professional customers took part in a pilot program to help us design a site that serves a broad range of their business needs. In the years ahead, we will continue to enhance this site and expand the service to a significant number of our professional customers.


                                CONSUMER SEGMENT
-------------------------------------------------------------------------------

Net sales for our Consumer Segment ended the year at $1.2 billion, essentially flat with last year's performance. More disappointing, operating profit declined
8.0 percent to $142.5 million, excluding the asset impairment charge. Our poor performance in this Segment reflects our lackluster sales and inability to pass on raw material cost increases to our customers in a timely fashion.

In addition, certain parts of our Consumer Segment, specifically Pratt & Lambert, Thompson's and Cleaning Solutions, lacked the past financial performance or management's expectations of future cash flow to support the carrying value of certain long-lived assets, particularly goodwill, resulting in a $293.6 million after-tax write-off for impaired long-lived assets ($1.80 per diluted share on an annual basis). This one-time charge had no cash effect on our Company in 2000.

After a year like this, it is important that management reacts, makes changes and moves in a different direction. We have done that. We have made organization and management changes to reduce the complexity of our operation, gain greater focus on individual product lines and further reduce costs. As a result, we have created three operating units within this Segment.

The Wood Care Business Unit will be responsible for the sales, marketing, manufacturing and technical development of our Thompson's(R), Minwax(R) and Formby's(R) product lines. Harvey Sass, Senior Vice President - Wood Care, will head this organization.

Our Diversified Brands Business Unit will be responsible for the sales, marketing, manufacturing and technical development of our Krylon(R) and Red Devil(R) brands of aerosol and small package paint, our industrial, automotive and custom-filled aerosol products, our White Lightning(R) brand of caulks and sealants and our applicator business. This business will be managed by Tim Knight, Senior Vice President- Diversified Brands.

The Consumer Division will be responsible for the sales and marketing of our branded and private label architectural coatings other than the Sherwin-Williams(R) brand. These names include Dutch Boy(R), Pratt& Lambert(R) and Martin Senour(R), as well as nationally recognized private label and licensed brands. This Division will continue to be responsible for the manufacturing and technical development for all architectural and industrial and marine coatings for our Company domestically. Tom Seitz, President & General Manager, Consumer Division, will lead this team.

In addition to these organizational changes, two non-core business units in the Consumer Segment are currently being marketed for potential divestiture. We believe the Cleaning Solutions and Graphic Arts businesses will perform better within an organization where their focus relates more closely to the core function of a potential acquirer.

The Consumer Segment has a portfolio of outstanding brand names and relation-ships with the top retailers in our country. We expect these changes will improve our ability to react quickly to changing market conditions and bring a heightened sense of urgency to required improvements.


                          AUTOMOTIVE FINISHES SEGMENT
-------------------------------------------------------------------------------

The Automotive Finishes Segment ended the year with $493.4 million in net sales for a 4.8 percent improvement. Operating profit declined to $61.3 million from $66.5 million in 1999. Operating profit was negatively impacted in 2000 by a $6.8 million provision for the disposition of the Chicago and Troy technical facilities as the Segment moved to its new state-of-the-art automotive technology center in Warrensville Heights, Ohio. This new facility will improve the efficiency and productivity of our automotive finishes product development effort.

In 2000, the Automotive Finishes Segment expanded its distribution network through both company branches and independent distributors. Three net new Sherwin-Williams branches were opened or acquired bringing our total to 175 facilities. The acquisition of Scott Warren S.p.A. in Italy, a manufacturer of automotive coatings for the collision repair market, provides a solid base upon which to grow our presence in Europe and enhances our color match capability for all European automobile makes.

The Automotive Finishes Segment begins 2001 under new leadership. Ron Nandor has been promoted back into this Segment to the position of President & General Manager, Automotive Division, after a successful assignment as Executive Vice President - Marketing of our Paint Stores Group.


                         INTERNATIONAL COATINGS SEGMENT
--------------------------------------------------------------------------------

2000 proved to be another difficult year for our International Coatings Segment. Net sales improved 2.6 percent to $307.0 million, but operating profit declined by 47.9 percent to finish at $17.7 million. A harsh economic climate in South America negatively impacted our performance in the entire region, most notably in Argentina. In the United Kingdom, an extended truck strike, poor weather and rising oil prices took their toll on our Ronseal operations.

Despite our results in this Segment, we remain optimistic about our growth prospects in these markets over time. Last year, Sherwin-Williams and our subsidiaries introduced 60 products to meet specific coatings needs in these countries, with much of the technology transferred from our domestic operations. In Brazil, the acquisition of Pulverlack Tintas Ltda.,


4 | The Sherwin - Williams Company 2000 Annual Report a powder coatings manufacturer, strengthens our industrial position in this region. A key management change was made in our International
Coatings Segment as well. Mike Galasso was named President, International Division after his successful assignment as President & General Manager of our Automotive Division.


                                OUTLOOK FOR 2001

While the economic climate does not look promising at the beginning of this new year, we look forward with optimism and confidence. This optimism and confidence comes from sound strategic plans in support of each of our Segments, a track record of past success and 26,000 employees committed to making this year better. We are focused on the significant opportunities we have to gain market share in every business segment regardless of the economic environment.


                               MANAGEMENT CHANGES

This past year, we said goodbye to two long-time leaders of our Company. Don Fields retired after 46 years of service, most recently as President of our International Division. Don's steady hand touched many different divisions at Sherwin-Williams over his impressive career and he has made numerous significant contributions. We wish Don and his wife Joyce many years of continued good health and happiness.

Our long-time Chairman, Jack Breen, completed the last phase of the Company's orderly management succession plan as he stepped down from his position as Chairman of our Board of Directors. The legacy Jack leaves behind is impressive, beginning with the consecutive years of earnings growth and strong stock performance throughout his tenure. But more lasting for those of us who had the pleasure of knowing and working for him, will be the manner in which Jack conducted his personal and business affairs. Words like integrity, honesty and morality are ingrained in this Company as a result of Jack's leadership. While he is missed on a daily basis, Jack continues to play an important role as an active member of our Board of Directors. We wish Jack and Mary Jane an active life, full of adventure, good health and happiness.

Every day our hard working team arrives at Sherwin-Williams commited to improving your Company. We are blessed with the most dedicated and talented employees in our industry. We are thankful for the loyalty of our customers and the support of our suppliers. We are excited about our future, proud of our past and most appreciative of your continuing trust.


Christopher M. Connor
Chairman and Chief Executive Officer


Joseph M. Scaminace
President and Chief Operating Officer




                           The Sherwin - Williams Company 2000 Annual Report | 5

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS
-------------------------------------------------------------------------------

                           FINANCIAL CONDITION - 2000

Net operating cash flow generated by the Company during 2000 was $461.1 million, while net proceeds from short-term borrowings were $106.9 million. This cash flow provided the funds to invest in property, plant and equipment, reduce long-term debt, acquire treasury stock, increase the annual dividend, complete several acquisitions and make other long-term investments. The Company's current ratio increased to 1.39 at December 31, 2000 from 1.38 at the end of 1999. The Company's Consolidated Balance Sheets and Statements of Consolidated Cash Flows, on pages 24 and 25 of this report, provide more detailed information on the Company's financial position and cash flows.

Borrowings outstanding under the Company's commercial paper program are included in Short-term borrowings on the balance sheet. Such borrowings had a weighted-average interest rate of 6.6 percent. Borrowings under the commercial paper program are fully backed by and limited to the borrowing availability under the Company's revolving credit agreements which aggregated $768.0 million effective January 3, 2001. The current portion of long-term debt decreased $102.9 million due primarily to the payment of 6.5% notes totaling $100.0 million during the first quarter of 2000. The $19.4 million balance in Current portion of long-term debt at December 31, 2000 related to various promissory notes and other obligations. Increases and decreases in components of net working capital were primarily due to timing during 2000.

Deferred pension assets of $364.4 million at December 31, 2000 represent the excess of the fair market value of the assets in the Company's defined benefit pension plans over the actuarially-determined projected benefit obligations. The 2000 increase in deferred pension assets of $30.3 million represents primarily the recognition of the current year net pension credit, described in
Note 6 on pages 29 to 31 of this report. The assumed discount rate used to compute the actuarial present value of projected benefit obligations was decreased from 7.25 percent to 7.00 percent at December 31, 2000 due to decreased rates of high-quality, long-term investments. The decrease in the actual return on plan assets during 2000 was primarily the result of returns on equity investments that were below the assumed return of 8.5 percent.

Goodwill, which represents the excess of cost over the fair value of net assets acquired in purchase business combinations, decreased $334.0 million in 2000. Intangible assets, which represent items such as trademarks and patents, decreased $15.8 million in 2000. These decreases were due primarily to a total charge for the impairment of long-lived assets of $352.0 million, of which $342.5 million related to goodwill, as described in Note 2 on page 28 of this report. In addition, amortization expense of $47.3 million and foreign currency translation adjustments decreased goodwill and intangible assets, offset by increases resulting from acquisitions completed in 2000. An increase in Other assets of $53.3 million was primarily due to the capitalization of costs incurred, net of amortization, related to designing, developing, obtaining and implementing internal use software in accordance with Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." Other long-term investments, related to certain marketing programs of the Company, also increased Other assets.

Net property, plant and equipment increased $10.7 million to $722.4 million at December 31, 2000. The increase results primarily from capital expenditures of $132.8 million, partially offset by depreciation expense of $108.9 million and a portion of the total charge for the impairment of long-lived assets. Provisions for disposition or retirement of certain assets and foreign currency translation adjustments further offset capital expenditures. Capital expenditures in 2000 represented primarily the costs of purchasing and remodeling the automotive technology center in Warrensville Heights, Ohio, upgrading information systems equipment, the capacity expansion or upgrade of manufacturing and distribution centers and costs related to opening new paint stores. Capital expenditures during 2000 in the Paint Stores Segment were primarily attributable to opening new paint stores and store relocations along with normal replacement and upgrading store equipment. Capital expenditures in the Consumer and

                          The Sherwin - Williams Company 2000 Annual Report | 13

International Coatings Segments during 2000 were primarily related to capacity expansions, efficiency improvements in production facilities and information systems hardware. Capital expenditures during 2000 in the Automotive
Finishes Segment primarily related to the purchase and remodeling of the automotive technology center, capacity expansions and equipment upgrades. In 2001, the Company expects that its most significant capital expenditures will relate to various capacity and productivity improvement projects at manufacturing facilities, continued new store openings, and new or upgraded information systems equipment. The Company does not anticipate the need for any specific long-term external financing to support these capital programs.

Long-term debt decreased during the year to $623.6 million at December 31, 2000, resulting primarily from current debt maturities of $19.4 million that were partially offset by increased debt associated with acquired companies. The Company expects to remain in a borrowing position throughout 2001.

The increase in the Company's long-term postretirement benefit liability occurred due to the excess of the net postretirement benefit expense over the costs for benefit claims incurred. The current portion of the accrued postretirement liability, amounting to $13.2 million at December 31, 2000, is included in Other accruals. The assumed discount rate used to calculate the actuarial present value of the postretirement benefit obligations was decreased from 7.25 percent to 7.00 percent at December 31, 2000 due to the reduced rates of high-quality, long-term investments. The assumed health care cost trend rates, first established in 1992 during the adoption of SFAS No. 106, were revised during 2000 for years 2001 through 2009. The revised rates reflect escalating health care costs that continue to exceed the assumed cost trend rates. The trend rate for 2001 was revised from the previous 5.5 percent annual increase to a more representative 9.5 percent annual increase. The trend rate will decrease gradually to 5.5 percent in 2010 - the same trend rate as previously estimated for 2010. The net effect of these changes is expected to increase the net postretirement benefit expense approximately 15 percent for 2001 as the cumulative unrecognized net loss is above the threshold for required amortization. See Note 6, on pages 29 to 31 of this report, for further information on the Company's postretirement benefit obligations.

Other long-term liabilities include accruals for environmental-related liabilities and other non-current items. The decrease of $31.1 million in other long-term liabilities during 2000 primarily related to a reduction in certain tax liabilities resulting from timing items and to a decrease in the accrual for environmental-related liabilities. See Note 9, on page 32 of this report, for additional information concerning the Company's other long-term liabilities.

The Company's past operations included the manufacture and sale of lead pigments and lead-based paints. The Company, along with other companies, is a defendant in a number of legal proceedings, including purported class actions, separate actions brought by the State of Rhode Island, and actions brought by other governmental entities, arising from the manufacture and sale of lead pigments and lead-based paints. The plaintiffs are seeking recovery based upon various legal theories, including negligence, strict liability, breach of warranty, negligent misrepresentations and omissions, fraudulent misrepresentations and omissions, concert of action, civil conspiracy, violations of unfair trade practices and consumer protection laws, enterprise liability, market share liability, nuisance, unjust enrichment and other theories. The plaintiffs seek various damages and relief, including personal injury and property damage, costs relating to the detection and abatement of lead-based paint from buildings, costs associated with a public education campaign, medical monitoring costs and others. The Company believes that the litigation is without merit and is vigorously defending such litigation. Considering the Company's past operations relating to lead pigments and lead-based paints, it is possible that additional lead pigment and lead-based paint litigation may be filed against the Company based upon similar or different legal theories and seeking similar or different types of damages and relief.

Litigation is inherently subject to many uncertainties. Adverse court rulings or determinations of liability could affect the lead pigment and lead-based paint litigation against the Company and encourage an increase in the number and nature of future claims and proceedings. In

14 | The Sherwin - Williams Company 2000 Annual Report addition, from time to time, various legislation and administrative regulations have been enacted or proposed to impose obligations on present and former manufacturers of lead pigments and lead-based paints respecting asserted health concerns associated with such products and to overturn court decisions in which the Company and other manufacturers have been successful. Due to the uncertainties involved, management is unable to predict the outcome of such litigation or the number or nature of possible future claims and proceedings, or the affect of any such legislation and administrative regulations. In addition, management cannot reasonably determine the scope or amount of the potential costs and liabilities related to such litigation, or such legislation and regulations. The Company has not accrued any amounts for such litigation. Any potential liability that may result from such litigation or such legislation and regulations cannot reasonably be estimated. However, based upon, among other things, the outcome of such litigation to date, management does not currently believe that the costs or potential liability ultimately determined to be attributable to the Company arising out of such litigation will have a material adverse effect on the Company's results of operations, liquidity or financial condition.

The operations of the Company, like those of other companies in our industry, are subject to various federal, state and local environmental laws and regulations. These laws and regulations not only govern our current operations and products, but also impose potential liability on the Company for past operations which were conducted utilizing practices and procedures that were considered acceptable under the laws and regulations existing at that time. The Company expects environmental laws and regulations to impose increasingly stringent requirements upon the Company and our industry in the future. The Company believes that it conducts its operations in compliance with applicable environmental laws and regulations and has implemented various programs designed to protect the environment and promote continued compliance.

Depreciation of capital expenditures and other expenses related to ongoing environmental compliance measures are included in the normal operating expenses of conducting business. The Company's capital expenditures, depreciation and other expenses related to ongoing environmental compliance measures were not material to the Company's financial condition, results of operations or liquidity during 2000, and the Company does not expect that such capital expenditures and other expenses will be material to the Company's financial condition, results of operations or liquidity in 2001.

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

The Company accrues for environmental-related activities relating to its past operations and third-party sites, including Superfund sites, for which commitments or clean-up plans have been developed and for which costs can be reasonably estimated. These estimated costs are determined based on currently available facts regarding each site. The Company continuously assesses its potential liability for investigation and remediation-related activities and adjusts its environmental-related accruals as information becomes available upon which more accurate costs can be reasonably estimated and as additional accounting guidelines are issued which require changing the estimated costs or the procedure utilized in estimating such costs. Actual costs incurred may vary from these estimates due to the inherent uncertainties involved including, among others, the number and financial condition of parties involved with respect to any given site, the volumetric contribution which may be attributed to the Company relative to that attributed to other parties, the nature and magnitude of the wastes involved, the various technologies that can be used for remediation and the determination of acceptable remediation with respect to a particular site. The Company's environmental-related contingencies are

                         The Sherwin - Williams Company 2000 Annual Report | 15
expected to be resolved over an extended period of time.

Pursuant to a Consent Decree entered into with the United States of America in 1997, on behalf of the Environmental Protection Agency, filed in the United States District Court for the Northern District of Illinois, the Company has agreed, in part, to (i) conduct an investigation at its southeast Chicago, Illinois facility to determine the nature, extent and potential impact, if any, of environmental contamination at the facility and (ii) implement remedial action measures, if required, to address any environmental contamination identified pursuant to the investigation. While the Company continues to investigate this site, certain initial remedial actions have occurred at this site.

In 1999, the Company entered into a settlement agreement with PMC, Inc. settling a lawsuit brought by PMC regarding the Company's former manufacturing facility in Chicago, Illinois which was sold to PMC in 1985. Pursuant to the terms of the settlement agreement, the Company agreed, in part, to investigate and remediate, as necessary, certain soil and/or ground water contamination caused by historical disposals, discharges, releases and/or events occurring at this facility. In 2000, the Company entered into a Consent Decree with the People of the State of Illinois settling an action brought by the State of Illinois against the Company regarding the PMC facility. Under the Consent Decree, the Company agreed, in part, to investigate and remediate, as necessary, certain soil and/or groundwater contamination caused by historical disposals, discharges, releases and/or events occurring at this facility. The Company is currently conducting its investigation of this facility.

With respect to the Company's southeast Chicago, Illinois facility and the PMC facility, the Company has evaluated its potential liability and, based upon its investigations to date, has accrued appropriate amounts. However, due to the uncertainties surrounding these facilities, the Company's ultimate liability may result in costs that are significantly higher than currently accrued. In such event, the recording of the liability may result in a material impact on net income for the annual or interim period during which the additional costs are accrued. The Company expects the contingent liabilities related to these facilities to be resolved over an extended period of time.

The Company does not believe that any potential liability ultimately attributed to the Company for its environmental-related matters will have a material adverse effect on the Company's financial condition, liquidity, cash flow or, except as set forth in the preceding paragraph, net income. See Note 9, on page 32 of this report, for discussion of the environmental-related accruals included in the Company's Consolidated Balance Sheets.

Shareholders' equity decreased $226.7 million during 2000 to $1,471.9 million due primarily to the purchase of 6,800,000 shares of Company stock for treasury at a cost of $146.9 million. The Company acquires its own stock for general corporate purposes and, depending on its future cash position and market conditions, it may acquire additional shares in the future. The Company had remaining authorization at December 31, 2000 to purchase 13,200,000 shares of its common stock. Also contributing to the decrease in shareholders' equity were cash dividends paid of $88.1 million and other comprehensive losses related to foreign currency translations of $18.0 million. These decreases were partially offset by current year net income of $16.0 million.

Comprehensive loss is comprised of net income and the components of other comprehensive income or loss including foreign currency translation adjustments. The 2000 increase of $18.0 million in Cumulative other comprehensive loss was attributed to weakness in several foreign operation's functional currencies, while the 1999 increase of $100.7 million occurred primarily due to the devaluation of the Brazilian real. In January 1999, the Brazilian Central
Bank eliminated its governmental policy of supporting and tightly managing the trading band of the real and allowed it to trade freely in the open market against other currencies. Shortly after this announcement, the Brazilian real weakened significantly in trading with the U.S. dollar and other foreign currencies and has only partially recovered since that time. As a result of the floating exchange rate of certain foreign currencies, the Company believes it may experience continuing losses from foreign currency translation. The Company does

16 | The Sherwin - Williams Company 2000 Annual Report not expect any devaluation or other currency translation losses to have a material adverse effect on the Company's financial condition, results of operations or cash flows. See Note 16, on page 35 of this report.

The Company is exposed to market risk through various financial instruments, including fixed rate debt instruments. The Company does not believe that any potential loss related to these financial instruments will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

The 2000 annual dividend of $.54 per share approximated our payout ratio target of 30.0 percent of the prior year's earnings. This annual dividend represented the twenty-first consecutive year that the dividend has increased and a compounded annual rate of increase of 24.5 percent since the dividend was reinstated in the fourth quarter of 1979. At a meeting held on February 7, 2001, the Board of Directors increased the quarterly dividend to $.145 per share.

                      RESULTS OF OPERATIONS - 2000 vs 1999
-------------------------------------------------------------------------------

Consolidated net sales increased 4.2 percent to $5.2 billion in 2000, primarily due to increased sales in the Paint Stores, Automotive Finishes and International Coatings Segments that were partially offset by decreased sales in the Consumer Segment.

Net external sales in the Paint Stores Segment during 2000 increased 6.1 percent to $3.2 billion as higher volume sales of paint products outpaced increases in the stores' other product lines (wallcoverings, floorcoverings, spray equipment and associated products) with sales to professional painters and industrial users showing the greatest gains. Comparable-store sales increased
3.7 percent in 2000. This Segment ended 2000 with 2,488 stores in operation compared to 2,396 stores in operation at the end of the prior year. It is the objective of the Paint Stores Segment to expand its store base an average of three percent each year. In 2000, the Segment added 92 net new stores and expects to add 65 to 70 net new stores in 2001.

External sales in the Consumer Segment decreased 0.4 percent during 2000 to $1.2 billion primarily due to a sluggish domestic do-it-yourself market. New product launches, sales to new customers and increased sales to certain existing customers could not offset the effects of the sluggish retail market. The Company expects that additional Consumer Segment sales in 2001 from new product introductions, expansion of its presence at certain retailers and new customer accounts will not be sufficient to offset the effects of lost business and customer accounts in 2000. In addition, a sluggish domestic do-it-yourself market is expected to continue through at least the first half of 2001 and adversely impact year-over-year sales comparisons with 2000.

External sales in the Automotive Finishes Segment increased 4.8 percent during 2000 to $493.4 million due primarily to the sales of vehicle refinish products. The soft fourth quarter domestic economy negatively impacted this Segment's OEM sales. The Company expects that sales from new product and color introductions, a stronger vehicle refinish market and an increase in the number of automotive branches will result in a sales increase for this Segment in 2001.

External sales in the International Coatings Segment increased 2.6 percent to $307.0 million due primarily to increased gallons sold. Sales in local currencies were up 6.5 percent, while U.S. dollar comparisons were affected by currency conversions. Net sales for the year continued to be impacted by a shift in sales to lower priced products and competitive pricing due to poor market conditions in South America, particularly in Argentina. The Company expects to realize sales improvements in the International Coatings Segment in 2001 as economic conditions are expected to improve in most South American countries in which we operate.

Consolidated gross profit as a percent of sales decreased to 44.3 percent from
44.9 percent in 1999. The Company's gross profit margin was impacted by raw material cost increases, inflated energy costs and higher distribution costs. The Paint Stores Segment's 2000 gross profit margin was slightly higher than last year primarily due to increased paint volume sales, a favorable product sales mix and selective selling price increases. Gross profit margin in the Consumer Segment was lower than last year as competitive pricing pressures prohibited selling price increases sufficient to offset increased raw material costs and higher distribution costs. In addition, costs associated with

                         The Sherwin - Williams Company 2000 Annual Report | 17
new product launches and new customer start-ups could not be offset by volume related manufacturing efficiencies and certain cost reductions. Gross profit margin decreased in the Automotive Finishes Segment and was also unfavorably impacted by increased raw material costs. Gross profit margin in the International Coatings Segment decreased primarily due to price competition, increased raw material costs and an unfavorable product sales mix to lower margin products.

Consolidated selling, general and administrative (SG&A) expenses remained flat as a percent of sales at 33.4 percent. Increased expenses in 2000 related to new store openings, new products, new customers and the consolidation of two research facilities and division administrative functions into the automotive technology center. Offsetting these increased expenses was the reduction in costs in 2000 due to the completion in 1999 of the Company's Year 2000 compliance project. The Paint Stores Segment's SG&A ratio was slightly unfavorable compared to last year primarily due to increased expenses related to 92 net new store openings. The Paint Stores Segment continued its investment in expanding its business in spite of the soft domestic economy during the latter part of the year. A slightly favorable SG&A ratio in the Consumer Segment for 2000 as compared to last year was primarily a result of certain administrative cost reductions partially offset by decreased sales and increased costs of new product launches and new customer start-ups. The Automotive Finishes
Segment's SG&A ratio was also slightly favorable compared to last year primarily due to higher sales volume partially offset by severance and moving costs associated with the consolidation of the Segment's research and administrative functions into the newly purchased automotive technology center. The International Coatings Segment's SG&A ratio was unfavorable primarily due to higher commissions in Brazil relating to increased sales, partially offset by overall sales increases.

During the fourth quarter of 2000, the Company recognized an asset impairment charge of $352.0 million ($293.6 million after-tax or $1.80 per diluted share) in the Consumer Segment to reduce the carrying values of certain long-lived assets, primarily goodwill, to their estimated fair values. Cash flow in 2000 was not affected by this accounting charge which is more fully described in Note 2 on page 28 of this report. Accordingly, consolidated segment operating profit for the year was reduced to 2.8 percent of sales compared to 9.8 percent of sales in 1999. Excluding the asset impairment charge, consolidated segment operating profit increased 1.1 percent but declined as a percent of sales to 9.5 percent from 9.8 percent last year. Segment operating profit of the Paint Stores Segment increased 9.2 percent to 12.9 percent of sales, as increased paint volume sales, a favorable product mix and selective selling price increases more than offset increased expenses related to new store openings. The Consumer Segment's operating profit, excluding the effects of the asset impairment charge, declined 8.0 percent primarily due to competitive pricing pressures that did not allow recovery of all increased raw material costs and higher distribution costs. Segment operating profit of the Automotive Finishes Segment decreased $5.3 million or 7.9 percent primarily due to increased raw material costs and a $6.8 million provision for the disposition of two research centers idled by the consolidation into the new automotive technology center. See Note 5, on page 29 of this report, for additional disposition and termination of operations information. Segment operating profit of the International Coatings Segment decreased to $17.7 million from $33.9 million last year primarily due to increased price competition, increased raw material costs and an unfavorable product sales mix to lower margin products. There are certain risks in transacting business internationally, such as changes in applicable laws and regulatory requirements, political instability, general economic and labor conditions, fluctuations in currency exchange rates and expatriation restrictions, which could adversely affect the financial condition or results of operation of the Company's consolidated foreign subsidiaries. Corporate expenses decreased in 2000 primarily due to the reduction in certain information systems expenses, including the completion of the Company's Year 2000 compliance project in 1999, partially offset by increased interest expense and certain unallocated employee benefit expenses. Refer to Note 17, on pages 35 through 37 of this report, for additional reportable segment information.

Interest expense increased slightly in 2000 primarily due to higher average short-term debt outstanding and

18 | The Sherwin - Williams Company 2000 Annual Report rates, partially offset by lower average long-term debt outstanding. As a result, interest coverage, excluding the effects of the asset impairment charge, remained unchanged from 1999 at 9.0 times. Interest coverage in 2000, after recording the effects of the asset impairment charge, decreased to 3.3 times. Fixed charge coverage, excluding the effects of the asset impairment charge, which is calculated using interest and rent expense, decreased to 4.5 times from
5.8 times in 1999. Fixed charge coverage in 2000, after recording the effects of the asset impairment charge, was 1.2 times.

Interest and net investment income decreased in 2000 primarily due to lower average cash and short-term investment balances, partially offset by higher average yields. See Note 4, on page 29 of this report, for further detail on Other expense - net. As shown in Note 13, on page 34 of this report, the effective income tax rate was 88.9 percent in 2000 due to the effect of a portion of the asset impairment charge that was not deductible for tax purposes. Excluding the effects of the asset impairment charge, the effective tax rate declined to 37.5 percent from 38.0 percent in 1999.

Net income decreased in 2000 to $16.0 million from $303.9 million in 1999 due primarily to the effects of the asset impairment charge. Net income per share-diluted was reduced to $.10 per share from $1.80 last year. See Note 15, on page 35 of this report, for detailed computations. Excluding the effects of the asset impairment charge, net income for 2000 increased 1.9 percent to $309.7 million, and net income per share increased 5.6 percent to $1.90 per diluted share.

                      RESULTS OF OPERATIONS - 1999 vs 1998
-------------------------------------------------------------------------------

Consolidated net sales increased 1.4 percent to $5.0 billion in 1999, primarily due to increased sales in the Paint Stores Segment which were partially offset by decreased sales in each of the other reportable segments.

Net external sales in the Paint Stores Segment during 1999 increased 6.3 percent primarily due to higher volume sales of paint products, combined with sales gains in each of the remaining major product lines (wallcoverings, floor coverings, spray equipment and associated products). Comparable-store sales increased 4.0 percent in 1999. The Company launched its web site, "www.sherwin-williams.com" in 1999. A portion of the web site provides Paint Stores Segment customers, painting contractors, and others with product information and store locations along with do-it-yourself instruction.

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

Consolidated gross profit as a percent of sales increased to 44.9 percent from
43.2 percent in 1998. The Paint Stores Segment's 1999 gross profit margin was slightly higher than 1998 primarily due to a favorable product sales mix. Gross profit margin in the Consumer Segment was higher than 1998 as increased factory efficiencies and cost reductions associated with closing four manufacturing plants early in 1999 took effect. Gross profit margin in the Automotive Finishes Segment increased slightly due to product sales mix. Gross profit margin in the International Coatings Segment increased primarily due to increased factory efficiencies and cost reduction efforts.

SG&A expenses as a percent of sales increased to 33.4 percent in 1999 from 32.4 percent in 1998 resulting primarily from increased expenses related to new store openings, bad debts, certain employee benefits and information systems, partially offset by decreased SG&A expenses in the Consumer Segment primarily resulting from the consolidation of administrative functions of

                          The Sherwin - Williams Company 2000 Annual Report | 19
four separate operating divisions into one. The Paint Stores Segment's SG&A ratio was slightly unfavorable compared to 1998 primarily due to increased expenses related to new store openings. A slightly unfavorable SG&A ratio in the Consumer Segment for 1999 as compared to 1998 was primarily a result of decreased sales and increased bad debt expense, partially offset by the consolidation of administrative functions. Automotive Finishes Segment's SG&A ratio was slightly unfavorable compared to 1998 primarily due to increases in bad debt expense and reduced sales volume. International Coatings Segment's SG&A ratio was unfavorable primarily due to reduced sales.

Consolidated operating profits increased 11.4 percent in 1999. Operating profits of the Paint Stores Segment increased 8.6 percent, primarily due to increased sales volume and gross profit margins. The Consumer Segment's operating profits were 23.7 percent higher than 1998 primarily due to decreased SG&A expenses and increased gross profit margins, partially offset by lower sales volume. Operating profits of the Automotive Finishes Segment increased 2.0 percent primarily due to increased gross profit margins, partially offset by slightly lower sales and increased SG&A expenses. Operating profits of the International Coatings Segment increased 40.3 percent primarily due to decreased foreign currency transaction losses associated with U.S. dollar denominated debt that was reduced and improved gross profit margins, partially offset by decreased sales and increased SG&A expenses. Corporate expenses increased in 1999 primarily due to the increase in certain unallocated employee benefit and information systems expenses, partially offset by decreased interest expense. Additionally, the 1998 Corporate expenses included a net gain related to the sale of the Company's joint venture interest in American Standox, Inc.

Interest expense decreased in 1999 primarily due to lower average outstanding debt balances. As a result, interest coverage increased to 9.0 times from 7.1 times in 1998. Fixed charge coverage, which is calculated using interest and rent expense, increased to 3.7 times from 3.3 times in 1998.

Interest and net investment income decreased in 1999 primarily due lower average yields, partially offset by slightly higher average cash and short-term investment balances. See Note 4, on page 29 of this report, for further detail on Other expense - net. As shown in Note 13, on page 34 of this report, the effective income tax rate in 1999 remained unchanged from 1998 at 38 percent.

Net income increased 11.4 percent in 1999 to $303.9 million from $272.9 million in 1998. Net income per share-diluted increased 14.6 percent to $1.80 from $1.57. See Note 15, on page 35 of this report for detailed computations.

20 | The Sherwin - Williams Company 2000 Annual Report

                              REPORT OF MANAGEMENT
-------------------------------------------------------------------------------

Shareholders
The Sherwin-Williams Company

We have prepared the accompanying consolidated financial statements and related information included herein for the years ended December 31, 2000, 1999 and 1998. The primary responsibility for the integrity of the financial information rests with management. This information is prepared in accordance with accounting principles generally accepted in the United States, based upon our best estimates and judgments and giving due consideration to materiality.

The Company maintains accounting and control systems which are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and which produce records adequate for preparation of financial information. There are limits inherent in all systems of internal control based on the recognition that the cost of such systems should not exceed the benefits to be derived. We believe our systems provide this appropriate balance.

The Board of Directors pursues its responsibility for these financial statements through the Audit Committee, composed exclusively of independent directors. The Committee meets periodically with management, internal auditors and our independent auditors to discuss the adequacy of financial controls, the quality of financial reporting and the nature, extent and results of the audit effort. Both the internal auditors and independent auditors have private and confidential access to the Audit Committee at all times.

/s/ C. M. Connnor

C. M. Connor
Chairman and Chief
Executive Officer


/s/ L. J. Pitorak

L. J. Pitorak
Senior Vice President - Finance,
Treasurer and Chief Financial
Officer


/s/ J. L. Ault

J. L. Ault
Vice President -
Corporate Controller

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
-------------------------------------------------------------------------------

Certain statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Letter to Shareholders," and elsewhere in this report constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based upon management's current expectations, estimates, assumptions and beliefs concerning future events and conditions and may discuss, among other things, anticipated future performance (including sales and earnings), expected growth and future business plans. Any statement that is not historical in nature is a forward-looking statement and may be identified by the use of words and phrases such as "expects," "anticipates," "believes," "will likely result," "will continue," "plans to," and similar expressions. Readers are cautioned not to place undue reliance on any forward-looking statements. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. These risks, uncertainties and other factors include such things as: general business conditions, strengths of retail economies and the growth in the coatings industry; competitive factors, including pricing pressures and product innovation and quality; changes in raw material availability and pricing; changes in the Company's relationships with customers and suppliers; the ability of the Company to successfully integrate past and future acquisitions into its existing operations, as well as the performance of the businesses acquired; the ability of the Company to successfully complete planned divestitures; changes in general domestic economic conditions such as inflation rates, interest rates and tax rates; risk and uncertainties associated with the Company's expansion into foreign markets, including inflation rates, recessions, foreign currency exchange rates, foreign investment and repatriation restrictions and other external economic and political factors; the achievement of growth in developing markets, such as Mexico and South America; increasingly stringent domestic and foreign governmental regulations including those affecting the environment; inherent uncertainties involved in assessing the Company's potential liability for environmental remediation-related activities; the nature, cost, quantity and outcome of pending and future litigation and other claims, including the lead pigment and lead-based paint litigation and the affect of any legislation and administrative regulations relating thereto; and unusual weather conditions.

Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

                          The Sherwin - Williams Company 2000 Annual Report | 21

                         REPORT OF INDEPENDENT AUDITORS
-------------------------------------------------------------------------------

Shareholders and Board of Directors
The Sherwin-Williams Company
Cleveland, Ohio

We have audited the accompanying consolidated balance sheets of The Sherwin-Williams Company and subsidiaries as of December 31, 2000, 1999 and 1998, and the related statements of consolidated income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Sherwin-Williams Company and subsidiaries at December 31, 2000, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Cleveland, Ohio
January 26, 2001

22 | The Sherwin - Williams Company 2000 Annual Report

                        STATEMENTS OF CONSOLIDATED INCOME
-------------------------------------------------------------------------------
(Thousands of Dollars Except Per Share Data)


                                                                YEAR ENDED DECEMBER 31,
                                                  -----------------------------------------------------
                                                      2000                1999                1998
                                                      ----                ----                ----
Net sales .................................       $ 5,211,624         $ 5,003,837         $ 4,934,430

Cost of goods sold ........................         2,904,013           2,755,323           2,804,459

Gross profit ..............................         2,307,611           2,248,514           2,129,971
  Percent to net sales ....................              44.3%               44.9%               43.2%

Selling, general and administrative
  expenses ................................         1,740,367           1,673,449           1,598,333
  Percent to net sales ....................              33.4%               33.4%               32.4%

Impairment of long-lived assets ...........           352,040

Operating income ..........................           215,204             575,065             531,638
  Percent to net sales ....................               4.1%               11.5%               10.8%

Interest expense ..........................            62,026              61,168              71,971
Interest and net investment income ........            (4,981)             (5,761)             (6,482)
Other expense - net .......................            14,753              29,540              26,046
                                                  -----------         -----------         -----------

Income before income taxes ................           143,406             490,118             440,103

Income taxes ..............................           127,380             186,258             167,239
                                                  -----------         -----------         -----------

Net income ........ .......................       $    16,026         $   303,860         $   272,864
                                                  ===========         ===========         ===========

Net income per share:
  Basic ...................................       $       .10         $      1.81         $      1.58
                                                  ===========         ===========         ===========

  Diluted .................................       $       .10         $      1.80         $      1.57
                                                  ===========         ===========         ===========

See notes to consolidated financial statements.


                          The Sherwin - Williams Company 2000 Annual Report | 23

                           CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
(Thousands of Dollars)



                                                                                      DECEMBER 31,
                                                                   ----------------------------------------------------
                                                                        2000               1999               1998
                                                                        ----               ----               ----
Assets
Current assets:
  Cash and cash equivalents ................................       $     2,896        $    18,623        $    19,133
  Accounts receivable, less allowance ......................           594,162            606,046            604,516
  Inventories:
    Finished goods .........................................           597,472            591,912            568,328
    Work in process and raw materials ......................           106,255            111,476            114,195
                                                                   -----------        -----------        -----------
                                                                       703,727            703,388            682,523
  Deferred income taxes ....................................           104,662            108,899            102,818
  Other current assets .....................................           146,092            141,143            123,398
                                                                   -----------        -----------        -----------
    Total current assets ...................................         1,551,539          1,578,099          1,532,388

Goodwill ...................................................           705,547          1,039,555          1,123,128
Intangible assets ..........................................           259,085            274,924            291,715
Deferred pension assets ....................................           364,351            334,094            304,006
Other assets ...............................................           147,769             94,464             80,466
Property, plant and equipment:
  Land .....................................................            65,546             62,517             67,567
  Buildings ................................................           431,524            431,802            422,902
  Machinery and equipment ..................................           980,560            913,346            906,501
  Construction in progress .................................            52,779             40,262             43,274
                                                                   -----------        -----------        -----------
                                                                     1,530,409          1,447,927          1,440,244
  Less allowances for depreciation .........................           808,030            736,251            721,387
                                                                   -----------        -----------        -----------
                                                                       722,379            711,676            718,857
                                                                   -----------        -----------        -----------

Total Assets ...............................................       $ 3,750,670        $ 4,032,812        $ 4,050,560
                                                                   ===========        ===========        ===========

Liabilities and Shareholders' Equity
Current liabilities:
  Short-term borrowings ....................................       $   106,854
  Accounts payable .........................................           448,799        $   458,919        $   408,144
  Compensation and taxes withheld ..........................           137,211            140,934            125,698
  Current portion of long-term debt ........................            19,376            122,277            118,184
  Other accruals ...........................................           328,435            333,363            345,191
  Accrued taxes ............................................            74,568             85,396             76,804
                                                                   -----------        -----------        -----------
    Total current liabilities ..............................         1,115,243          1,140,889          1,074,021

Long-term debt .............................................           623,587            624,365            730,283
Postretirement benefits other than pensions ................           208,673            206,591            204,763
Other long-term liabilities ................................           331,303            362,435            325,553
Shareholders' equity:
  Common stock- $1.00 par value: 159,558,335, 165,663,601
    and 171,033,231 shares outstanding at December 31, 2000,
    1999 and 1998, respectively ............................           206,848            206,309            205,701
  Other capital ............................................           158,650            150,887            143,686
  Retained earnings ........................................         1,948,753          2,020,851          1,797,945
  Treasury stock, at cost ..................................          (678,778)          (533,891)          (386,465)
  Cumulative other comprehensive loss ......................          (163,609)          (145,624)           (44,927)
                                                                   -----------        -----------        -----------
    Total shareholders' equity .............................         1,471,864          1,698,532          1,715,940
                                                                   -----------        -----------        -----------

Total Liabilities and Shareholders' Equity .................       $ 3,750,670        $ 4,032,812        $ 4,050,560
                                                                   ===========        ===========        ===========


See notes to consolidated financial statements.


24 | The Sherwin - Williams Company 2000 Annual Report

                      STATEMENTS OF CONSOLIDATED CASH FLOWS
--------------------------------------------------------------------------------
(Thousands of Dollars)


                                                                            YEAR ENDED DECEMBER 31,
                                                                 --------------------------------------------
                                                                    2000             1999             1998
                                                                    ----             ----             ----
Operating Activities
Net income ...............................................       $  16,026        $ 303,860        $ 272,864
Adjustments to reconcile net income to net operating cash:
  Impairment of long-lived assets ........................         352,040
  Depreciation ...........................................         108,906          105,350           97,821
  Deferred income taxes ..................................         (26,886)          21,170           30,557
  Provisions for disposition of operations ...............           8,023            7,640           23,557
  Provisions for environmental-related matters ...........                           16,334            4,295
  Amortization of intangible assets ......................          51,124           50,394           50,067
  Defined benefit pension plans net credit ...............         (29,629)         (28,083)         (30,851)
  Net increase in post retirement liability ..............           3,682            3,428            5,424
  Foreign currency transaction losses ....................           2,115            3,333           11,773
  Other ..................................................           7,744           13,594              554
Change in working capital accounts:
  Decrease (increase) in accounts receivable .............          21,264          (28,212)         (65,679)
  Decrease (increase) in inventories .....................           6,188          (24,420)          35,130
  (Decrease) increase in accounts payable ................         (21,790)          60,487          (12,272)
  (Decrease) increase in accrued taxes ...................         (11,744)           6,019           32,449
  Other ..................................................         (22,645)           3,650           35,175
Increase in long-term accrued taxes ......................          10,005           15,715            8,211
Costs incurred for environmental-related matters .........          (9,105)         (15,808)         (14,275)
Costs incurred for disposition of operations .............          (6,173)         (15,529)          (5,322)
Other ....................................................           1,963          (13,808)         (10,721)
                                                                 ---------        ---------        ---------
  Net operating cash .....................................         461,108          485,114          468,757
                                                                 ---------        ---------        ---------

Investing Activities
Capital expenditures .....................................        (132,778)        (134,171)        (146,129)
Acquisitions of businesses ...............................         (60,108)         (15,427)
Increase in other investments ............................         (51,163)         (23,435)         (19,281)
Other ....................................................          (8,989)           9,111            6,478
                                                                 ---------        ---------        ---------
  Net investing cash .....................................        (253,038)        (163,922)        (158,932)
                                                                 ---------        ---------        ---------

Financing Activities
Net increase (decrease) in short-term borrowings .........         106,854                          (106,913)
Increase in long-term debt ...............................          16,931                             4,559
Payments of long-term debt ...............................        (120,316)        (102,046)         (54,673)
Payments of cash dividends ...............................         (88,124)         (80,954)         (77,801)
Proceeds from stock options exercised ....................           6,419            7,107           16,818
Treasury stock purchased .................................        (146,857)        (145,806)         (83,791)
Other ....................................................           1,662            2,791            7,579
                                                                 ---------        ---------        ---------
  Net financing cash .....................................        (223,431)        (318,908)        (294,222)
                                                                 ---------        ---------        ---------

Effect of exchange rate changes on cash ..................            (366)          (2,794)
                                                                 ---------        ---------

Net (decrease) increase in cash and cash equivalents .....         (15,727)            (510)          15,603
Cash and cash equivalents at beginning of year ...........          18,623           19,133            3,530
                                                                 ---------        ---------        ---------
Cash and cash equivalents at end of year .................       $   2,896        $  18,623        $  19,133
                                                                 =========        =========        =========

Taxes paid on income .....................................       $ 156,514        $ 153,890        $  85,746
Interest paid on debt ....................................          64,400           61,868           71,970

See notes to consolidated financial statements.



                          The Sherwin - Williams Company 2000 Annual Report | 25

                 STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
(Thousands of Dollars Except Per Share Data)

                                                                                                        Cumulative
                                                                                                           Other
                                              Common         Other        Retained      Treasury       Comprehensive
                                               Stock        Capital       Earnings       Stock              Loss           Total
                                             ---------     ---------     -----------    ---------        ---------      ----------
Balance at January 1, 1998 ...............   $ 204,538     $ 119,695     $ 1,602,882    $(301,418)       $ (33,517)     $1,592,180
Comprehensive income:
  Net income .............................                                   272,864                                       272,864
  Other comprehensive loss ...............                                                                 (11,410)        (11,410)
                                                                                                                        ----------
    Comprehensive income .................                                                                                 261,454
Treasury stock purchased .................                                                (83,791)                         (83,791)
Stock issued (tendered)
  for exercise of options ................       1,201        23,103                       (1,256)                          23,048
Restricted stock grants (net activity)....         (38)        2,128                                                         2,090
Stock acquired for trust .................                    (1,240)                                                       (1,240)
Cash dividends-- $.45 per share ..........                                   (77,801)                                      (77,801)
                                             ---------     ---------     -----------    ---------        ---------      ----------

Balance at December 31, 1998 .............     205,701       143,686       1,797,945     (386,465)         (44,927)      1,715,940
Comprehensive income:
  Net income .............................                                   303,860                                       303,860
  Other comprehensive loss ...............                                                                (100,697)       (100,697)
                                                                                                                        ----------
    Comprehensive income .................                                                                                 203,163
Treasury stock purchased .................                                               (145,806)                        (145,806)
Stock issued (tendered)
  for exercise of options ................         463         8,597                         (252)                           8,808
Stock tendered in connection
  with restricted stock grants ...........                                                 (1,368)                          (1,368)
Restricted stock grants (net activity) ...         145           (69)                                                           76
Stock acquired for trust .................                    (1,327)                                                       (1,327)
Cash dividends-- $.48 per share ..........                                   (80,954)                                      (80,954)
                                             ---------     ---------     -----------    ---------        ---------      ----------

Balance at December 31, 1999 .............     206,309       150,887       2,020,851     (533,891)        (145,624)      1,698,532
Comprehensive income:
  Net income .............................                                    16,026                                        16,026
  Other comprehensive loss ...............                                                                 (17,985)        (17,985)
                                                                                                                        ----------
    Comprehensive loss ...................                                                                                  (1,959)
Treasury stock purchased .................                                               (146,857)                        (146,857)
Stock issued (tendered)
  for exercise of options ................         534         8,121                         (192)                           8,463
Stock tendered in connection
  with restricted stock grants ...........                                                   (173)                            (173)
Restricted stock grants (net activity) ...           5         3,176                                                         3,181
Stock acquired for trust .................                    (1,199)                                                       (1,199)
Treasury stock transferred to trust ......                    (2,335)                       2,335
Cash dividends-- $.54 per share ..........                                   (88,124)                                      (88,124)
                                             ---------     ---------     -----------    ---------        ---------      ----------

Balance at December 31, 2000 .............   $ 206,848     $ 158,650     $ 1,948,753    $(678,778)       $(163,609)     $1,471,864
                                             =========     =========     ===========    =========        =========      ==========

See notes to consolidated financial statements.

26 | The Sherwin - Williams Company 2000 Annual Report

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
(Thousands of Dollars Unless Otherwise Indicated)

    NOTE 1-SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

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

REPORTABLE SEGMENTS. See Note 17.

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

   INVESTMENTS IN SECURITIES: The Company maintains certain long-term investments, classified as available for sale securities, in a fund to provide for payment of health care benefits of certain qualified employees. The estimated fair values of these securities, included in Other assets, of $15,913, $21,093, and $25,523 at December 31, 2000, 1999, and 1998,
   respectively, are based on quoted market prices.

   LONG-TERM DEBT(INCLUDING CURRENT PORTION): The fair values of the Company's publicly traded debentures, shown below, are based on quoted market prices. The fair values of the Company's non-traded debt, also shown below, are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

                                         December 31,
                    -----------------------------------------------------------
                           2000                1999                  1998
                    ----------------    -----------------     -----------------
                    Carrying   Fair     Carrying    Fair      Carrying    Fair
                     Amount    Value     Amount     Value      Amount     Value
                    --------   -----    --------    -----     --------    -----
Publicly traded
  debt .......     $613,709 $592,113   $726,017   $698,031   $764,806  $825,989

Non-traded
  debt .......       29,179   26,203     20,536     18,969     83,559    80,929

   INTEREST RATE SWAPS: The Company occasionally enters into interest rate swaps primarily to hedge against interest rate risks. These agreements generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. Counterparties to these agreements are major financial institutions. Management believes the risk of incurring losses related to credit risk is remote. There were no interest rate swaps outstanding at December 31, 2000 and 1999.

   NON-TRADED INVESTMENTS: It was not practicable to estimate the fair value of the Company's investment in certain non-traded investments because of the lack of quoted market prices and the inability to estimate fair values without incurring excessive costs. The carrying amounts, included in Other assets, of $25,143, $15,860, and $20,034 at December 31, 2000, 1999, and
   1998, respectively, represent the Company's best estimate of current economic values of these investments.

   INVESTMENT IN LIFE INSURANCE. The Company invests in broad-based corporate owned life insurance. The cash surrender values of the policies, net of policy loans, are included in Other assets. The net expense associated with such investment is included in Other expense - net. Such expense is immaterial to Income before income taxes.

   IMPAIRMENT OF LONG-LIVED ASSETS. The Company evaluates the recoverability of long-lived assets and the related estimated remaining lives at each balance sheet date. The Company records an impairment or change in useful life whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." See Note 2.

   GOODWILL. Goodwill represents the cost in excess of fair value of net assets acquired in business combinations accounted for by the purchase method and is amortized on a straight-line basis over the expected period of benefit ranging from 10 to 40 years. Accumulated amortization of goodwill was $84,827, $107,365 and $78,983 at December 31, 2000, 1999, and 1998,
   respectively. See Note 2.

   INTANGIBLES. Intangible assets include non-compete covenants, operating rights, patents, and trademarks. These assets are amortized on a straight-line basis over the expected period of benefit ranging from 2 to 40 years. Accumulated amortization of intangible assets was $129,320, $119,125, and $102,359 at December 31, 2000, 1999, and 1998, respectively.

   PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment is stated on the basis of cost. Depreciation is provided principally by the straight-line method. The major classes of assets and ranges of depreciation rates are as follows:

                          The Sherwin - Williams Company 2000 Annual Report | 27

  Buildings ...................     2% - 6-2/3%
  Machinery and equipment .....     4% - 20%
  Furniture and fixtures ......     5% - 33-1/3%
  Automobiles and trucks ......    10% - 33-1/3%

LETTERS OF CREDIT. The Company occasionally enters into standby letter of credit agreements to guarantee various operating activities. These agreements, which expire in 2001, provide credit availability to the various beneficiaries if certain contractual events occur. Amounts outstanding under these agreements totaled $12,230, $14,177, and $15,042 at December 31, 2000, 1999, and 1998,
respectively.

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

REVENUE RECOGNITION. Substantially all revenues are recognized when products are shipped and title has passed to unaffiliated customers.

TECHNICAL EXPENDITURES. Total technical expenditures include research and development costs, quality control, product formulation expenditures and other similar items. Research and development costs included in technical expenditures were $33,927, $27,200, and $23,955 for 2000, 1999, and 1998, respectively.

ADVERTISING EXPENSES. The cost of advertising is expensed as incurred. The Company incurred $276,078, $265,411, and $282,817 in advertising costs during 2000, 1999, and 1998, respectively.

ENVIRONMENTAL MATTERS. Capital expenditures for ongoing environmental compliance measures are recorded in the consolidated balance sheets, and related expenses are included in the normal operating expenses of conducting business. The Company is involved with environmental compliance, investigation and remediation activities at some of its current and former sites and at a number of third-party sites. The Company accrues for certain environmental remediation-related activities for which commitments or clean-up plans have been developed and for which costs can be reasonably estimated. All accrued amounts are recorded on an undiscounted basis. Accrued environmental remediation-related expenses include direct costs of remediation and indirect costs related to the remediation effort, such as compensation and benefits for employees directly involved in the remediation activities and fees paid to outside engineering, consulting and law firms. See Notes 4 and 9.

STOCK-BASED COMPENSATION. The Company uses the intrinsic value method of accounting for stock-based compensation in accordance with Accounting Principles Board Opinion (APBO) No. 25. See Note 12 for pro forma disclosure of net income and earnings per share under the fair value method of accounting for stock-based compensation as prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation."

EARNINGS PER SHARE. Basic net income per share is computed based on the weighted-average number of shares outstanding during the year. Diluted net income per share is computed based on the weighted-average number of shares outstanding plus all dilutive securities potentially outstanding during the year. See Note 15. All references to earnings or losses per share throughout this report are stated on a diluted per share basis unless otherwise indicated.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS. Financial Accounting Standards Board (FASB) SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, is effective for all fiscal years beginning after June 15, 2000. SFAS No. 133 requires all derivative instruments to be recorded as either assets or liabilities at fair value. Gains or losses resulting from changes in the values of those derivative instruments may be recognized immediately or deferred depending on the use of the derivative or whether it qualifies as a hedge. The Company will comply with the requirements of SFAS No. 133 beginning January 1, 2001, as required. The impact of complying with this statement is not expected to have a material effect on the Company's financial condition, results of operations or cash flows.

RECLASSIFICATION. Certain amounts in the 1999 and 1998 consolidated financial statements have been reclassified to conform with the 2000 presentation.

                     NOTE 2-IMPAIRMENT OF LONG-LIVED ASSETS
--------------------------------------------------------------------------------

During the fourth quarter of 2000, the Company recognized an impairment charge of $352,040 ($293,628 after tax or $1.80 per share) to reduce the carrying values of certain long-lived assets to their estimated fair values. Charges of $342,522 reduced goodwill while the remaining portion of the charge primarily reduced fixed assets. The impaired assets are part of the Consumer Segment related to the previous acquisitions of Thompson Minwax Holding Corp. and Pratt & Lambert United, Inc., and the assets of Sunshine Quality Products, Inc. and the Household and Professional Products Division of Grow Group, Inc. Current year losses, cash flow deficiencies and cash flow shortfalls from expectations indicated an impairment review was necessary. Undiscounted future cash flows estimated by management established that impairment existed at December 31, 2000. The amount of impairment was estimated using a discounted cash flow valuation technique incorporating a discount rate commensurate with the risks involved for each group of assets.

                               NOTE 3-INVENTORIES
--------------------------------------------------------------------------------

Inventories are stated at the lower of cost or market. Cost is determined principally on the last-in, first-out (LIFO) method which provides a better matching of current costs and revenues in periods of inflation. The following presents the effect on inventories, net income and net income per share had the Company used the first-in, first-out (FIFO) inventory valuation adjusted for income taxes at the statutory rate and assuming no other adjustments. This information is presented to enable the reader to make comparisons with companies using the FIFO method of inventory valuation.



28 | The Sherwin - Williams Company 2000 Annual Report

                                                             2000         1999        1998
                                                             ----         ----        ----
Percentage of total inventories on LIFO .................        89%         90%         91%
Excess of FIFO over LIFO ................................  $110,124     $97,953     $96,235
Increase (decrease) in net income due to LIFO ...........    (7,916)       (894)      4,685
Increase (decrease) in net income per share due to LIFO..      (.05)       (.01)        .03

                          NOTE 4 - OTHER EXPENSE - NET
--------------------------------------------------------------------------------
A summary of significant items included in Other expense - net is as follows:

                                                   2000        1999      1998
                                                   ----        ----      ----
Dividend and royalty income...................   $(4,144)   $(4,692)  $(3,069)
Net expense of financing and
  investing activities .......................    10,926      7,084     2,542
Provisions for environmental
  matters- net(see Note 9) ...................               15,402       695
Provisions for disposition and
  termination of operations (see Note 5) .....     6,968      3,830    12,290
Foreign currency exchange losses .............     2,115      3,333    11,773
Other (income) expense .......................    (1,112)     4,583     1,815
                                                 -------    -------   -------
                                                 $14,753    $29,540   $26,046
                                                 =======    =======   =======

The net expense of financing and investing activities represents the net realized gains or losses from disposing of fixed assets, the net gain or loss associated with the investment in certain long-term asset funds, the net pre-tax expense associated with the Company's investment in broad-based corporate owned life insurance, other related fees and, in 1998, the net gain related to the sale of the Company's joint venture interest in American Standox, Inc.

The provisions for environmental matters represent the net charge necessary to record the most current estimates of potential costs of environmental remediation at current, former and third-party sites. See Note 9. The provision for 1998 was partially offset by settlements with certain insurance carriers totaling $3,600.

The provisions for disposition and termination of operations reduce property, plant and equipment at closed facilities to estimated net realizable value and adjust previous provisions to current estimates as closure or disposition occurs. See Note 5.

                       NOTE 5-DISPOSITION AND TERMINATION
                                  OF OPERATIONS
--------------------------------------------------------------------------------

The Company is continually re-evaluating its operating facilities against its long-term strategic goals. Upon cessation of operations, a provision is made to reduce property, plant and equipment to its estimated net realizable value. The expense is included in Other expense - net. Similarly, provisions are made, and included in Cost of goods sold, to provide for all qualified exit costs such as lease cancellation penalties, post-closure rent expenses, incremental post-closure expenses and the estimated costs of employee terminations.

During 2000, provisions were made to reduce certain assets to their net realizable value for two research centers idled by the Automotive Finishes Segment, resulting from the consolidation of its research operations into a newly purchased facility, and for a closed distribution center. Provisions were made for qualified exit costs associated with the shut down of these facilities, primarily incremental post-closure costs. In 1999, provisions were made to reduce certain assets to their net realizable value and to accrue qualified exit costs for two idle manufacturing facilities and a leased warehouse and for four redundant manufacturing facilities in 1998. Adjustments are made to prior accruals as information becomes available upon which more accurate costs can be reasonably estimated.

Approximately 45 percent of the ending accrual at December 31, 2000 consisted of reductions in property, plant and equipment to estimated net realizable values. Approximately one-half of the reduction to net realizable value relates to facilities closed in 2000 while the other half relates primarily to facilities that ceased operations prior to 1998. The remaining portion of the ending accrual at December 31, 2000 relates primarily to post-closure demolition expenses, continued lease payments or cancellation penalties, and ongoing contractual expenses relating to facilities whose operations ceased prior to 1998. The Company is involved in ongoing environmental-related activities at certain owned facilities that have been closed and cannot reasonably estimate when such matters will be concluded to allow for disposition. As sale of the facilities occurs, following the completion of the environmental-related activities or at time of demolition, the realized loss from carrying value to net realizable value will be charged to the accrual. Most remaining demolition expenses are expected to be incurred during 2001.

A summary of the financial data related to the closing or sale of the facilities is as follows:


                                               2000        1999       1998
                                               ----        ----       ----
Beginning accruals- January 1 ..............  $34,883    $ 56,097    $47,111
Provisions included in Cost of goods sold...    1,055       3,810     11,267
Provisions included in
  Other expense - net ......................    6,990         278     14,094
Prior accrual adjustments included
  in Other expense - net ...................      (22)      3,552     (1,804)
                                              -------    --------    -------
    Total charges included in
       Other expense - net .................    6,968       3,830     12,290
Actual expenditures charged to accrual .....   (6,173)    (15,529)    (5,322)
Realized losses charged to accrual .........   (4,459)    (13,325)    (9,249)
                                              -------    --------    -------
Ending accruals- December 31 ...............  $32,274    $ 34,883    $56,097
                                              =======    ========    =======
Net after-tax charges to
  current operations .....................    $ 5,215    $  4,966    $15,312
Net after-tax charges per share ............  $   .03    $    .03    $   .09

                       NOTE 6 - PENSION AND OTHER BENEFITS
--------------------------------------------------------------------------------

The Company provides pension benefits to substantially all employees through noncontributory defined benefit or defined contribution plans. The Company's annual contribution for its defined contribution pension plans, which is based on a level percentage of compensation for covered employees, was $33,043, $31,512, and $27,004 in 2000, 1999, and 1998, respectively.

The Company provides certain health care benefits for active employees. The plans are contributory and contain cost-sharing features such as deductibles and coinsurance. There were 16,811, 16,081, and 15,894, active employees entitled to receive benefits


                          The Sherwin - Williams Company 2000 Annual Report | 29
under these plans as of December 31, 2000, 1999, and 1998, respectively. The cost of these benefits for active employees is recognized as claims are incurred and amounted to $58,782, $52,640, and $47,563 for 2000, 1999, and 1998,
respectively. The Company has a fund, to which it no longer intends to contribute, that provides for payment of health care benefits of certain qualified employees. Distributions from the fund amounted to $7,410, $6,421, and $4,928 in 2000, 1999, and 1998, respectively.

Employees of the Company who were hired prior to January 1, 1993 and who are not members of a collective bargaining unit, and certain groups of employees added through acquisitions, are eligible for certain health care and life insurance benefits upon retirement from active service, subject to the terms, conditions and limitations of the applicable plans. There were 4,855, 4,831, and 4,800 retired employees entitled to receive benefits as of December 31, 2000, 1999, and 1998, respectively. The plans are unfunded.

                                                      DEFINED BENEFIT PENSION PLANS          OTHER POSTRETIREMENT BENEFITS
                                                  ----------------------------------     -------------------------------------
                                                    2000         1999         1998          2000         1999           1998
                                                    ----         ----         ----          ----         ----           ----
BENEFIT OBLIGATION:
  Balance at beginning of year ................   $170,632     $169,099     $175,204     $ 225,686     $ 217,627     $ 206,007
  Service cost ................................      2,990        3,237        2,564         3,821         4,215         3,877
  Interest cost ...............................     12,504       11,516       11,942        15,649        14,467        13,909
  Actuarial loss (gain) .......................      8,957       (1,106)       1,702        15,930           966         3,184
  Plan amendments .............................        738                     2,003
  Plan mergers ................................      9,446
  Other - net .................................        208          181
  Benefits paid ...............................    (10,596)     (12,295)     (24,316)      (13,150)      (11,589)       (9,350)
                                                  --------     --------     --------     ---------     ---------     ---------
  Balance at end of year ......................    194,879      170,632      169,099       247,936       225,686       217,627

PLAN ASSETS:
  Balance at beginning of year ................    523,453      492,384      446,271
  Actual return on plan assets ................     25,534       44,859       71,188
  Plan mergers ................................     17,017
  Other - net .................................       (954)      (1,495)        (759)
  Benefits paid ...............................    (10,596)     (12,295)     (24,316)
                                                  --------     --------     --------
  Balance at end of year ......................    554,454      523,453      492,384

EXCESS(DEFICIENT) PLAN ASSETS:
  Balance at end of year ......................    359,575      352,821      323,285      (247,936)     (225,686)     (217,627)
  Unrecognized net asset ......................                  (1,279)      (2,792)
  Unrecognized actuarial loss (gain) ..........      2,080      (20,262)     (20,348)       37,752        21,993        20,171
  Unrecognized prior service cost (credit) ....      2,320        2,404        2,330       (11,689)      (14,498)      (17,307)
                                                  --------     --------     --------     ---------     ---------     ---------
NET ASSET (LIABILITY) RECOGNIZED IN THE
  CONSOLIDATED BALANCE SHEETS .................   $363,975     $333,684     $302,475     $(221,873)    $(218,191)    $(214,763)
                                                  ========     ========     ========     =========     =========     =========

NET ASSET (LIABILITY) RECOGNIZED IN THE
  CONSOLIDATED BALANCE SHEETS CONSISTS OF:
    Prepaid benefit cost ......................   $364,351     $334,094     $304,006
    Accrued benefit liability .................                                          $(208,673)    $(206,591)    $(204,763)
    Amount included in current liabilities ....       (376)        (410)      (1,531)      (13,200)      (11,600)      (10,000)
                                                  --------     --------     --------     ---------     ---------     ---------
                                                  $363,975     $333,684     $302,475     $(221,873)    $(218,191)    $(214,763)
                                                  ========     ========     ========     =========     =========     =========

WEIGHTED-AVERAGE ASSUMPTIONS AS OF DECEMBER 31:
  Discount rate ...............................       7.00%        7.25%        6.75%         7.00%         7.25%         6.75%
  Expected long-term rate of return on assets .       8.50%        8.50%        8.50%
  Rate of compensation increase ...............       5.00%        5.00%        5.00%
  Health care cost trend rate .................                                               6.00%         6.40%         6.70%

NET PERIODIC BENEFIT (CREDIT) COST:
  Service and interest cost ...................   $ 15,494     $ 14,753     $ 14,506     $  19,470     $  18,682     $  17,786
  Net amortization and deferral ...............       (490)        (699)      (2,524)       (2,814)       (2,768)       (2,809)
  Expected return on assets ...................    (44,633)     (42,137)     (37,531)
  Settlement gain .............................                               (5,302)
                                                  --------     --------     --------     ---------     ---------     ---------
  Net periodic benefit (credit) cost ..........   $(29,629)    $(28,083)    $(30,851)    $  16,656     $  15,914     $  14,977
                                                  ========     ========     ========     =========     =========     =========



30 | The Sherwin - Williams Company 2000 Annual Report

Plan assets included 2,338,800 shares of the Company's common stock at December 31, 2000 with a market value of $61,541. Dividends received during the year from Company stock was $1,155.

The assumed health care cost trend rate was revised during the year ended December 31, 2000, to 9.5 percent for 2001 decreasing gradually to 5.5 percent for 2010 and thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects as of December 31, 2000:

                                              One-Percentage-Point
                                             -----------------------
                                             Increase     (Decrease)
                                             --------     ----------
Effect on total of service and interest
  cost components ....................        $  580        $  (565)
Effect on the post retirement benefit
  obligation .........................        $8,137        $(7,900)

                              NOTE 7-LONG-TERM DEBT
--------------------------------------------------------------------------------

                                                                           Amount Outstanding
                                             ------------------------------------------------------------
                                               Due Date            2000            1999           1998
                                               --------            ----            ----           ----
6.85% Notes .........................             2007           $199,807        $199,775       $199,742
7.375% Debentures ...................             2027            149,910         149,907        149,903
7.45% Debentures ....................             2097            149,408         149,402        149,396
6.5% Notes ..........................             2002             99,989          99,978         99,966
6.25% Notes .........................             2000                                            99,974
9.875% Debentures ...................        2007 to 2016          11,500          15,900         15,900
5% to 9% Promissory Notes............        Through 2005           8,882           5,752         10,623
8% to 12% Promissory Notes
  partially secured by certain
  land and buildings .................       Through 2005           2,259           3,569          3,884
4.75% Promissory Note ...............             2000                                               800
Other Obligations ...................                               1,832              82             95
                                                                 --------        --------       --------
                                                                 $623,587        $624,365       $730,283
                                                                 ========        ========       ========

Maturities of long-term debt are as follows for the next five years: $19,368 in 2001; $106,616 in 2002; $5,632 in 2003; $405 in 2004, and $204 in 2005.

Interest expense on long-term debt was $46,569, $55,415, and $59,137 for 2000, 1999, and 1998, respectively.

The Company has renewable 364-day and five-year amended revolving credit agreements. The current agreements with effective dates of December 29, 2000 and January 3, 2001 reflect the following: 1) a 364-day annually renewable agreement aggregating $129,600 expiring on December 28, 2001; and 2) a five-year rolling agreement aggregating $638,400, with $30,400, $190,400, and $417,600 expiring on January 3, 2003, 2005, and 2006, respectively. There were no borrowings outstanding under any revolving credit agreement during all years presented.

The Company uses the revolving credit agreements to satisfy its commercial paper program's dollar for dollar liquidity requirement. At December 31, 2000, borrowings outstanding under the commercial paper program totaled $106,854 and are included in Short-term borrowings on the balance sheet. The weighted-average interest rate related to these borrowings was 6.6% at December 31, 2000. There were no borrowings outstanding under this program at December 31, 1999 and 1998, respectively. Effective January 3, 2001, this program is limited to $768,000, which equals the new aggregate maximum borrowing capacity under the revolving credit agreements.

On October 6, 1997, the Company issued $50,000 of debt securities remaining under a previously existing shelf registration with the Securities and Exchange Commission consisting of 5.5% notes, due October 15, 2027, with provisions that the holders, individually or in the aggregate, may exercise a put option on October 15, 1999 and annually thereafter that would require the Company to repay the securities. On October 15, 2000 and 1999, individual debt security holders exercised put options requiring the Company to repay $7,960 and $38,945 of these debt securities. The remaining balance of $3,095 at December 31, 2000 and $11,055 at December 31, 1999 of these debt securities are included in Current portion of long-term debt on the balance sheets.

On December 24, 1997, the Company filed a shelf registration with the Securities and Exchange Commission covering $150,000 of unsecured debt securities with maturities greater than nine months from the date of issue. The Company may issue these securities from time to time in one or more series and will offer the securities on terms determined at the time of sale. There were no borrowings outstanding under this registration at December 31, 2000, 1999, and 1998.

On August 18, 1998, the Company filed a universal shelf registration statement with the Securities and Exchange Commission to issue debt securities, common stock and warrants up to $1,500,000. The registration was effective September 8, 1998. There were no borrowings outstanding under this registration at December 31, 2000, 1999, and 1998.

                                  NOTE 8-LEASES
--------------------------------------------------------------------------------

The Company leases certain stores, warehouses, manufacturing facilities, office space and equipment. Renewal options are available on the majority of leases and, under certain conditions, options exist to purchase certain properties. Rental expense for operating leases was $130,552, $123,084, and $117,762 for 2000, 1999, and 1998, respectively. Certain store leases require the payment of contingent rentals based on sales in excess of specified minimums. Contingent rentals included in rent expense were $12,423, $11,530, and $10,329 in 2000, 1999, and 1998, respectively. Rental income, as lessor, from real estate leasing activities and sublease rental income for all years presented was not significant.

Following is a schedule, by year and in the aggregate, of future minimum lease payments under noncancellable operating leases having initial or remaining terms in excess of one year at December 31, 2000:

                    2001 ............................. $ 98,001
                    2002 .............................   81,919
                    2003 .............................   62,376
                    2004 .............................   46,533
                    2005 .............................   30,805
                    Later years ......................   81,959
                                                       --------
                    Total minimum lease payments ..... $401,593
                                                       ========

                          The Sherwin - Williams Company 2000 Annual Report | 31

                       NOTE 9--OTHER LONG-TERM LIABILITIES
--------------------------------------------------------------------------------

Included in Other long-term liabilities at December 31, 2000, 1999, and 1998 were accruals for extended environmental-related activities of $116,594, $124,096 and $127,613, respectively. The accrual for extended environmental-related activities represents the Company's provisions for estimated costs associated with some of its current and former sites. Also, the Company, together with other parties, has been designated a potentially responsible party under federal and state environmental protection laws for the remediation of hazardous waste at a number of third-party sites, primarily Superfund sites. In general, these laws provide that potentially responsible parties may be held jointly and severally liable for investigation and remediation costs regardless of fault. The Company provides for, and includes in long-term liabilities, its estimated potential long-term liability for investigation and remediation costs with respect to such third-party sites.

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

                           NOTE 10-STOCK PURCHASE PLAN
--------------------------------------------------------------------------------

As of December 31, 2000, 14,611 employees participated in the Company's Employee Stock Purchase and Savings Plan. The Company's contribution charged to operations was $28,070, $36,535, and $32,679 for 2000, 1999, and 1998,
respectively. Additionally, the Company made contributions on behalf of participating employees, representing amounts authorized by employees to be withheld from their earnings, of $26,636, $22,581, and $20,250 in 2000, 1999, and 1998, respectively.

At December 31, 2000, there were 25,345,026 shares of the Company's stock being held by this plan, representing 15.9 percent of the total number of voting shares outstanding. Shares of company stock credited to each member's account under the plan are voted by the trustee under instructions from each individual plan member. Shares for which no instructions are received, along with any unallocated shares held in the plan, are voted by the trustee in the same proportion as those for which instructions are received.

                              NOTE 11-CAPITAL STOCK
--------------------------------------------------------------------------------

                                                            Shares              Shares
                                                         in Treasury          Outstanding
                                                         -----------          -----------
Balance at January 1, 1998 ......................         31,630,255          172,907,418
   Shares tendered as payment for
     options exercised ..........................             37,663              (37,663)
   Shares issued for exercise of stock options ..                               1,201,476
   Shares cancelled under previous
     restricted stock grants ....................                                 (38,000)
   Treasury stock purchased .....................          3,000,000           (3,000,000)
                                                         -----------         ------------
Balance at December 31, 1998 ....................         34,667,918          171,033,231
   Shares tendered as payment for
     options exercised ..........................              8,392               (8,392)
   Shares issued for exercise of stock options...                                 462,598
   Shares tendered in connection with
     restricted stock grants ....................             44,236              (44,236)
   Net shares issued under
     restricted stock grants .....................                                145,400
   Treasury stock purchased .....................          5,925,000           (5,925,000)
                                                         -----------         ------------
Balance at December 31, 1999 ....................         40,645,546          165,663,601
   Shares tendered as payment for
     options exercised ..........................              8,757               (8,757)
   Shares issued for exercise of
     stock options ..............................                                 533,991
   Shares transferred to revocable trust ........           (165,000)             165,000
   Net shares issued under
     restricted stock grants ....................                                   4,500
   Treasury stock purchased .....................          6,800,000           (6,800,000)
                                                         -----------         ------------
Balance at December 31, 2000 ....................         47,289,303          159,558,335
                                                         ===========         ============

An aggregate of 19,184,038 shares, 19,722,529 shares, and 20,389,127 shares of stock at December 31, 2000, 1999 and 1998, respectively, were reserved for future grants of restricted stock and the exercise and future grants of stock options. Shares outstanding include 432,518 shares, 215,150 shares, and 159,800 shares of stock held in a revocable trust at December 31, 2000, 1999, and 1998, respectively. At December 31, 2000, there were 300,000,000 shares of common stock and 30,000,000 shares of serial preferred stock authorized for issuance (3,000,000 shares of the authorized serial preferred stock have been designated as cumulative redeemable serial preferred stock which may be issued pursuant to the Company's shareholders' rights plan if the Company becomes the target of coercive and unfair takeover tactics).

                               NOTE 12-STOCK PLAN
--------------------------------------------------------------------------------

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

32 | The Sherwin - Williams Company 2000 Annual Report

Restricted stock grants, which generally require four years of continuous employment from the date of grant before vesting and receiving the shares without restriction, have been awarded to certain officers and key employees under the 1994 Stock Plan. The number of shares to be received without restriction is based on the Company's performance relative to a peer group of companies. Shares of restricted stock that vested and were delivered to officers and employees amounted to 120,400 during 1999. No shares of restricted stock vested during 2000 or 1998. At December 31, 2000, there were 352,500 shares of restricted stock outstanding. Unamortized deferred compensation expense with respect to the restricted stock grants amounted to $3,036, $4,249, and $2,781 at December 31, 2000, 1999, and 1998, respectively, and is being amortized over the four-year vesting period. Deferred compensation expense aggregated $3,180, $77, and $2,090 in 2000, 1999, and 1998, respectively. No stock appreciation rights have been granted.

A summary of restricted stock granted during 2000, 1999, and 1998 is as follows:

                                                   2000       1999        1998
                                                   ----       ----        ----
Shares granted .............................      4,500     204,000      4,000
Weighted-average fair value of
   restricted shares granted during year....     $19.63    $  23.77     $33.06

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

The Company has elected to follow APBO No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation," requires use of highly subjective assumptions in option valuation models. Under APBO No. 25, because the exercise price of the Company's employee stock options is not less than fair market price of the shares at the date of grant, no compensation expense is recognized in the financial statements. Pro forma information regarding net income and earnings per share, determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123, is required by that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for all options granted:

                                             2000          1999          1998
                                             ----          ----          ----
Risk-free interest rate ...........           6.29%         5.34%         5.14%
Expected life of option ...........        3 years       3 years       3 years
Expected dividend yield of stock ..           2.00%         2.00%         2.00%
Expected volatility of stock ......          0.305         0.265         0.194

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

                                        2000        1999          1998
                                        ----        ----          ----
Pro forma net income ..........        $9,617     $297,107     $269,838
PRO FORMA NET INCOME PER SHARE:
   Basic ......................        $  .06     $   1.77     $   1.57
   Diluted ....................        $  .06     $   1.76     $   1.56

A summary of the Company's stock option activity and related information for the years ended December 31, 2000, 1999 and 1998 is shown in the following table:

                                                                        2000                  1999                    1998
                                                               ---------------------  --------------------   ----------------------
                                                                           Weighted-             Weighted-                Weighted-
                                                                            Average              Average                  Average
                                                               Optioned     Exercise  Optioned   Exercise    Optioned     Exercise
                                                                 Shares       Price    Shares      Price       Shares       Price
                                                               --------     --------  --------   --------    --------     --------
Outstanding beginning of year ..............................   10,724,653    $22.78   6,259,702   $22.89     5,810,471     $18.47
Granted ....................................................    2,820,900     19.75   5,292,350    22.33     1,867,500      29.10
Exercised ..................................................     (533,991)    12.02    (462,598)   15.36    (1,201,476)     14.00
Canceled ...................................................     (423,252)    24.62    (364,801)   27.69      (216,793)     26.68
                                                               ----------    ------  ----------   ------     ---------     ------
Outstanding end of year ....................................   12,588,310    $22.47  10,724,653   $22.78     6,259,702     $22.89
                                                               ==========    ======  ==========   ======     =========     ======

Exercisable at end of year .................................    5,923,537    $23.31   3,971,139   $21.09     3,019,873     $17.77
Weighted-average fair value of options granted during year..        $4.72                 $4.67                  $5.12
Reserved for future grants .................................    6,595,728             8,997,876             14,129,425


                          The Sherwin - Williams Company 2000 Annual Report | 33

Exercise prices for optioned shares outstanding as of December 31, 2000 ranged from $9.56 to $35.34. A summary of these options by range of exercise prices is as follows:

                                      Outstanding                      Exercisable
                        ------------------------------------     ------------------------
                                                   Weighted-
                                     Weighted-      Average                     Weighted-
                                      Average      Remaining                    Average
    Range of            Optioned      Exercise    Contractual    Optioned      Exercise
 Exercise Prices          Shares        Price    Life (years)     Shares         Price
 ---------------        ---------    ---------   ------------    ---------    -----------
less than $16.00 ....     390,829      $12.86        1.80          390,829       $12.86
 $16.00 - $19.99 ....   3,241,788       19.03        9.38          557,988        16.51
 $20.00 - $26.00 ....   6,128,196       22.00        8.01        2,701,625        21.74
greater than $26.00..   2,827,497       28.77        6.96        2,273,095        28.65
                       ----------      ------        ----        ---------       ------
                       12,588,310      $22.47        7.67        5,923,537       $23.31
                       ==========      ======        ====        =========       ======

                              NOTE 13-INCOME TAXES
--------------------------------------------------------------------------------

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using the enacted tax rates and laws that are currently in effect. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2000, 1999 and 1998 are as follows:

                                             2000       1999       1998
                                             ----       ----       ----
DEFERRED TAX ASSETS:
   Dispositions, environmental and
     other similar items ............      $ 55,220    $ 56,123    $ 61,857
   Other items (each less than 5% of
     total assets) ..................        98,107      94,196      88,432
                                           --------    --------    --------
        Total deferred tax assets ...      $153,327    $150,319    $150,289
                                           ========    ========    ========

DEFERRED TAX LIABILITIES:
   Depreciation and amortization ....      $ 35,691    $ 66,374    $ 51,997
   Deferred employee benefit items ..        50,333      42,785      35,163
                                           --------    --------    --------
     Total deferred tax liabilities .      $ 86,024    $109,159    $ 87,160
                                           ========    ========    ========

Significant components of the provisions for income taxes are as follows:

                                      2000             1999            1998
                                      ----             ----            ----
CURRENT:
   Federal ................         $125,393         $128,185        $106,538
   Foreign ................            6,211           11,787           6,982
   State and Local ........           22,662           25,116          23,162
                                    --------         --------        --------
     Total Current ........          154,266          165,088         136,682

DEFERRED:
   Federal ................          (27,386)          14,388          20,946
   Foreign ................            6,213            3,851           5,587
   State and Local ........           (5,713)           2,931           4,024
                                    --------         --------        --------
     Total Deferred .......          (26,886)          21,170          30,557
                                    --------         --------        --------
Total income tax expense...         $127,380         $186,258        $167,239
                                    ========         ========        ========

Significant components of income before income taxes as used for income tax purposes, are as follows:

                               2000                1999               1998
                               ----                ----               ----
Domestic..............      $ 90,412            $411,626            $382,469
Foreign...............        52,994              78,492              57,634
                            --------            --------            --------
                            $143,406            $490,118            $440,103
                            ========            ========            ========

A reconciliation of the statutory federal income tax rate and the effective tax rate follows:

                                           2000        1999        1998
                                           ----        ----        ----
Statutory tax rate ...................     35.0%       35.0%       35.0%
EFFECT OF:
   State and local taxes .............      7.7         3.7         4.0
   Investment vehicles ...............     (7.3)       (1.5)       (2.7)
   Impairment of long-lived assets....     51.0
   Other - net .......................      2.5         0.8         1.7
                                           ----        ----        ----
Effective tax rate ...................     88.9%       38.0%       38.0%
                                           ====        ====        ====

A portion of the impairment of long-lived assets charge in 2000 related to goodwill was not deductible for tax purposes. The effect on the statutory federal income tax rate is shown separately in the previous table. The state and local tax effect is not shown separately. The remaining portion of the impairment charge created federal, state and local deferred tax benefits due to the significant temporary differences between the reduced financial carrying amounts and amounts used for tax purposes.

The provisions for income taxes includes estimated taxes payable on that portion of retained earnings of foreign subsidiaries expected to be received by the Company. A provision was not made with respect to $5,647 of retained earnings at December 31, 2000 that have been invested by foreign subsidiaries. It is not practicable to estimate the amount of unrecognized deferred tax liability for undistributed foreign earnings.

Netted against the Company's other deferred tax assets are valuation reserves of $9,082, $16,211 and $16,703 at December 31, 2000, 1999, and 1998, respectively, resulting from the uncertainty as to the realization of the tax benefits from certain foreign net operating losses and certain other foreign assets.

                      NOTE 14-SUMMARY OF QUARTERLY RESULTS
                            OF OPERATIONS (Unaudited)
--------------------------------------------------------------------------------

                                 2000
--------------------------------------------------------------------------------
                                                  Net Income      Net Income
                                     Net Income   (Loss) per      (Loss) per
Quarter   Net Sales   Gross Profit     (Loss)    Share - Basic  Share - Diluted
-------   ---------   ------------  -----------  -------------  ---------------
1st      $1,221,916      $516,244   $  40,923       $  .25          $  .25
2nd       1,429,267       641,474     115,843          .71             .71
3rd       1,411,903       626,095     106,719          .66             .66
4th       1,148,538       523,798    (247,459)       (1.55)          (1.55)

The fourth quarter net loss resulted from an after-tax charge for the impairment of long-lived assets of $293,628 or $1.84 per share ($1.80 per share for the year due to the effect of dilution and higher average shares outstanding). Net income in the fourth quarter of $46,169, excluding the impairment charge, was decreased by $484, no per share impact, due to certain year-end adjustments. Gross profit increased by $8,666 ($5,633 after-tax, $.04 per share) primarily as a result of physical inventory adjustments of $9,889 ($6,428 after-tax, $.04 per share) partially offset by fourth quarter provisions for closing costs associated with certain operations of $1,055 ($686 after-tax, no per share

34 | The Sherwin - Williams Company 2000 Annual Report impact). Administrative expenses increased $1,288 ($838 after-tax, $.01 per share) due to other year-end adjustments. Other expense-net increased $8,122 ($5,279 after-tax, $.03 per share) due primarily to fourth quarter provisions for the reduction to net realizable value of certain fixed assets related to site closings of $6,968 ($4,529 after-tax, $.03 per share).

                                  1999
--------------------------------------------------------------------------------
                                                   Net Income     Net Income
                                                      per            per
Quarter   Net Sales   Gross Profit   Net Income  Share - Basic  Share - Diluted
-------   ---------   ------------   ----------  -------------  ---------------
1st      $1,127,867      $477,086      $ 28,797       $.17          $.17
2nd       1,384,070       610,390       107,594        .64           .63
3rd       1,345,483       609,834       111,482        .67           .66
4th       1,146,416       551,204        55,987        .34           .34

Net income during the fourth quarter decreased by $1,751 ($.01 per share) due to certain year-end adjustments. Gross profit increased by $23,006 ($14,953 after-tax, $.09 per share) as a result of physical inventory adjustments of $32,659 ($21,228 after-tax, $.12 per share). These adjustments were partially offset by other year-end adjustments of $5,843 ($3,798 after-tax, $.02 per share) and by provisions for the closing costs associated with certain operations of $3,810 ($2,477 after-tax, $.01 per share). Administrative expenses decreased $703 ($457 after-tax, no per share effect) due to other year-end adjustments. Other expense - net increased $26,403 ($17,162 after-tax, $.10 per share) due to the net provisions for environmental-related matters at current, former and third-party sites of $16,860 ($10,959 after-tax, $.07 per share), the provision of $3,830 ($2,490 after-tax, $.01 per share) for the adjustment to net realizable value of certain net fixed assets related to site closings, and due to other year-end adjustments of $5,713 ($3,713 after-tax, $.02 per share).

                          NOTE 15-NET INCOME PER SHARE
--------------------------------------------------------------------------------

                                                 2000              1999              1998
                                                 ----              ----              ----
BASIC
   Average shares outstanding .........       161,911,789       167,924,660       172,162,472
                                             ============      ============      ============
   Net income .........................      $     16,026      $    303,860      $    272,864
                                             ============      ============      ============
   Net income per share ...............      $        .10      $       1.81      $       1.58
                                             ============      ============      ============

DILUTED
   Average shares outstanding .........       161,911,789       167,924,660       172,162,472
   Non-vested restricted stock grants .           279,300           263,567           235,317
   Stock options-
     treasury stock method ............           503,982           838,069         1,137,890
                                             ------------      ------------      ------------
   Average shares assuming dilution ...       162,695,071       169,026,296       173,535,679
                                             ============      ============      ============
   Net income .........................      $     16,026      $    303,860      $    272,864
                                             ============      ============      ============
   Net income per share ...............      $        .10      $       1.80      $       1.57
                                             ============      ============      ============

                          NOTE 16-COMPREHENSIVE INCOME
--------------------------------------------------------------------------------

Cumulative other comprehensive loss consists of the following components:

                                   Foreign         Minimum         Cumulative
                                  Currency         Pension           Other
                                 Translation      Liability      Comprehensive
                                 Adjustments     Adjustments          Loss
                                 -----------     -----------     -------------
Balance at January 1, 1998 ...    $ (33,089)        $(428)          $(33,517)
Other comprehensive loss .....      (11,838)          428            (11,410)
                                  ---------         -----           --------
Balance at December 31, 1998..      (44,927)        $   0            (44,927)
                                                    =====
Other comprehensive loss .....     (100,697)                        (100,697)
                                  ---------                        ---------
Balance at December 31, 1999..     (145,624)                        (145,624)
Other comprehensive loss .....      (17,985)                         (17,985)
                                  ---------                        ---------
Balance at December 31, 2000..    $(163,609)                       $(163,609)
                                  =========                        =========

                    NOTE 17 - REPORTABLE SEGMENT INFORMATION
--------------------------------------------------------------------------------

The Company reports its segment information in five reportable segments - the Paint Stores, Consumer, Automotive Finishes, International Coatings (collectively, the "Operating Segments") and Administrative Segments - in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires an enterprise to report segment information in the same way that management internally organizes its business for assessing performance and making decisions regarding allocation of resources. See the inside front cover and page 1 of this report for more information about reportable segments.

The Company's chief operating decision maker has been identified as the Chief Executive Officer because he has final authority over performance assessment and resource allocation decisions. Because of the global, diverse operations of the Company, the chief operating decision maker regularly receives discrete financial information about each reportable segment as well as a significant amount of additional financial information about certain aggregated divisions, operating units and subsidiaries of the Company. The chief operating decision maker uses all such financial information for performance assessment and resource allocation decisions. Factors considered in determining the five reportable segments of the Company include the nature of the business activities, existence of managers responsible for the operating and administrative activities and information presented to the Board of Directors. The Company evaluates the performance of operating segments and allocates resources based on profit or loss and cash generated from operations before income taxes, excluding corporate expenses and financing gains and losses. The accounting policies of the reportable segments are the same as those described in Note 1.

The Paint Stores Segment consists of 2,488 company-operated specialty paint stores in the United States, Canada, Virgin Islands, Puerto Rico and Mexico. Each of the stores has the same business activity of selling identical national and similar regional products to similar types of customers. During 2000, this Segment opened or acquired 92 net new stores, remodeled 52 and relocated 36. The net new stores consisted of 79 stores in the United States, 3 in Canada, 1 in the Virgin Islands, 4 in Puerto Rico and 5 in Mexico. In 1999, there were 73 net new stores opened (66 in the

                          The Sherwin - Williams Company 2000 Annual Report | 35

United States). In 1998, 64 net new stores were opened (55 in the United States). This Segment also manufactures original equipment manufacturer (OEM) product finishes sold through the paint stores and by direct outside sales representatives. In addition to stores, operations in Mexico include a manufacturing facility, distribution activities and outside selling functions to dealers and other distributors.

The Paint Stores Segment is the exclusive North American marketer and seller of Sherwin-Williams(R) branded architectural coatings, industrial and marine products, OEM product finishes and related items produced by its Mexican operations, its product finishes manufacturing and by the Consumer Segment. The loss of any single customer would not have a material adverse effect on the business of this Segment. A map on the inside back cover of this report shows the number of paint stores and their geographical locations.

The Consumer Segment develops, manufactures and distributes a variety of paint, coatings and related products to third party customers and the Paint Stores Segment. Approximately 41 percent of the total sales of the Consumer Segment in 2000, including inter-segment transfers, represented products sold through the Paint Stores Segment. Sales and marketing of certain control-branded and private labeled products is performed by a direct sales staff. The products distributed through third party customers are intended for resale to the ultimate end-user of the product. The Consumer Segment has sales to certain customers that, individually, may be a significant portion of the sales of the Segment. However, the loss of any single customer would not have a material adverse effect on the overall profitability of the Segment. This Segment incurs most of the Company's capital expenditures related to ongoing environmental compliance measures.

The Automotive Finishes Segment develops, manufactures and distributes a variety of motor vehicle finish, refinish and touch-up products primarily throughout North and South America, the Caribbean Islands, and Italy. This Segment also licenses certain technology and trade names worldwide. Sherwin-Williams(R) branded automotive finish and refinish products are distributed throughout North America solely through this Segment's network of 127 company-operated automotive branches in the United States and 17 in Canada. Additional automotive branches in Jamaica (14) and Chile (17) complete this Segment's worldwide network. At December 31, 2000, this Segment included 11 foreign wholly-owned subsidiaries in 8 foreign countries and 11 licensing agreements in 15 foreign countries. During 2000, the Automotive Finishes Segment opened or acquired three net new branches worldwide. A map on the inside back cover of this report shows the number of branches and their geographical locations.

The International Coatings Segment develops, licenses, manufactures and distributes a variety of paint, coatings and related products worldwide. The majority of the sales from licensees and subsidiaries occur in South America, the Segment's most important international market. This Segment sells its products through 29 company-operated specialty paint stores in Chile and 16 in Brazil and by outside selling functions to dealers and other distributors. At December 31, 2000, this Segment included 12 foreign wholly-owned subsidiaries in 8 foreign countries, 4 foreign joint ventures and 29 licensing agreements in 20 foreign countries.

The Administrative Segment includes the administrative expenses of the Company's and certain consolidated subsidiaries' headquarters sites. This Segment includes interest expense which is unrelated to retail real estate leasing activities, investment income, certain foreign currency transaction losses related to dollar-denominated debt, certain provisions for disposition and environmental-related matters, and other expenses which are not directly associated with any Operating Segment. Administrative expenses do not include any significant foreign operations. Also included in the Administrative Segment is a real estate management unit that is responsible for the ownership, management, leasing of non-retail properties held primarily for use by the Company, including the Company's headquarters site, and disposal of idle facilities. Sales of the Administrative Segment represent external leasing revenue of excess headquarters space or leasing of facilities no longer used by the Company in its operations. Gains and losses from the sale of property are not a significant operating factor in determining the performance of this Segment.

Net external sales of all consolidated foreign subsidiaries were $540 million, $497 million, and $521 million for 2000, 1999, and 1998, respectively. Operating profits of all consolidated foreign subsidiaries were $32 million, $70 million, and $47 million for 2000, 1999, and 1998, respectively. Domestic operations account for the remaining net sales and operating profits. Long-lived assets consist of net property, plant and equipment, goodwill, and intangibles. Long-lived assets of consolidated foreign subsidiaries totaled $245 million, $242 million, and $312 million at December 31, 2000, 1999, and 1998, respectively. The consolidated total of long-lived assets for the Company was $1,687 million, $2,026 million, and $2,134 million at December 31, 2000, 1999, and 1998, respectively. No single geographic area outside the United States was significant relative to consolidated net external sales or operating profits. Export sales and sales to any individual customer were each less than 10 percent of consolidated sales to unaffiliated customers during all years presented.


In the reportable segment financial information that follows, operating profit is total revenue, including inter-segment transfers, less operating costs and expenses. Identifiable assets are those directly identified with each reportable segment. Administrative Segment assets consist primarily of cash, investments, deferred pension assets, headquarters property, plant and equipment, and other real estate. The operating margin for each Operating Segment is based upon total external sales and inter-segment transfers. Domestic inter-segment transfers are accounted for at the approximate fully absorbed manufactured cost plus distribution costs. International inter-segment transfers are accounted for at values comparable to normal unaffiliated customer sales.

36 | The Sherwin - Williams Company 2000 Annual Report

                    Reportable Segment Financial Information
--------------------------------------------------------------------------------
(Millions of Dollars)

                                     2000        1999       1998       1997       1996
                                    ------      ------     ------     ------     ------
NET EXTERNAL SALES
Paint Stores ....................   $3,185      $3,002     $2,822     $2,639     $2,414
Consumer ........................    1,219       1,224      1,282      1,409      1,162
Automotive Finishes .............      493         471        474        476        434
International Coatings ..........      307         299        348        350        114
Administrative ..................        8           8          8          7          9
                                    ------      ------     ------     ------     ------
Consolidated totals .............   $5,212      $5,004     $4,934     $4,881     $4,133

OPERATING PROFITS
Paint Stores ....................   $  411      $  377     $  347     $  315     $  277
Consumer ........................     (210)*       155        125        167        126
Automotive Finishes .............       61          67         65         64         52
International Coatings ..........       18          34         24         36         20
Administrative:
  Interest Expense ..............      (60)        (59)       (70)       (79)       (22)
  Corporate  expenses  and  other      (77)        (84)       (51)       (76)       (78)
                                    ------      ------     ------     ------     ------
Income before income taxes ......   $  143*     $  490     $  440     $  427     $  375

IDENTIFIABLE ASSETS
Paint Stores ....................   $1,018      $  930     $  881     $  832     $  757
Consumer ........................    1,360*      1,804      1,850      1,938      1,122
Automotive Finishes .............      349         279        275        274        274
International Coatings ..........      298         294        356        312        194
Administrative ..................      726         726        689        680        648
                                    ------      ------     ------     ------     ------
Consolidated totals .............   $3,751*     $4,033     $4,051     $4,036     $2,995

CAPITAL EXPENDITURES
Paint Stores ....................   $   48      $   49     $   57     $   56     $   49
Consumer ........................       40          40         37         57         44
Automotive Finishes .............       29          10          8         14         10
International Coatings ..........        6          11         15         13         12
Administrative ..................       10          24         29         24          8
                                    ------      ------     ------     ------     ------
Consolidated totals .............   $  133      $  134     $  146     $  164     $  123

DEPRECIATION
Paint Stores ....................   $   45      $   42     $   38     $   40     $   35
Consumer ........................       28          29         30         24         21
Automotive Finishes .............        9           8          8          7          7
International Coatings ..........        6           6          6          6          1
Administrative ..................       21          20         16         13         12
                                    ------      ------     ------     ------     ------
Consolidated totals .............   $  109      $  105     $   98     $   90     $   76

OPERATING SEGMENT MARGINS
Paint Stores ....................     12.9%       12.5%      12.3%      11.9%      11.5%
Consumer ........................    (10.1%)       7.6%       6.1%       8.0%       7.0%
Automotive Finishes .............     11.5%       13.3%      12.8%      12.5%      11.1%
International Coatings ..........      5.9%       11.4%       6.9%      10.2%      17.5%
                                    ------      ------     ------     ------     ------
Operating segment totals ........      4.6%*      10.8%       9.8%      10.4%       9.9%

INTERSEGMENT TRANSFERS
Paint Stores ....................   $   10      $    8     $    5
Consumer ........................      860         817        771     $  666     $  645
Automotive Finishes .............       36          31         34         37         33
International Coatings ..........                                          2
Administrative ..................       11          12         11          9          9
                                    ------      ------     ------     ------     ------
Segment totals ..................   $  917      $  868     $  821     $  714     $  687

* Includes charge and reduction in asset value of $352 in 2000 for impairment of long-lived assets. See note 2.

                          The Sherwin - Williams Company 2000 Annual Report | 37

                         DIRECTORS, OFFICERS, MANAGERS
--------------------------------------------------------------------------------

BOARD OF DIRECTORS

JAMES C. BOLAND, 61*
President and Chief Executive Officer
CAVS/Gund Arena Company

JOHN G. BREEN, 66
Retired, former Chairman, Chief Executive
Officer and President
The Sherwin-Williams Company

DUANE E. COLLINS, 64
Chairman and Chief Executive Officer
Parker-Hannifin Corporation

CHRISTOPHER M. CONNOR, 44
Chairman and Chief Executive Officer
The Sherwin-Williams Company

DANIEL E. EVANS, 64
Chairman
Bob Evans Farms, Inc.

ROBERT W. MAHONEY, 64
Retired, former Chairman, Chief Executive
Officer and President
Diebold, Incorporated

WILLIAM G. MITCHELL, 70*
Retired, former Vice Chairman
Centel Corporation

A. MALACHI MIXON, III, 60
Chairman and Chief Executive Officer
Invacare Corporation

CURTIS E. MOLL, 61*
Chairman and Chief Executive Officer
MTD Products, Inc.

HELEN O. PETRAUSKAS, 56*
Vice President-Environmental and
Safety Engineering
Ford Motor Company

JOSEPH M. SCAMINACE, 47
President and Chief Operating Officer
The Sherwin-Williams Company

RICHARD K. SMUCKER, 52*
President
The J. M. Smucker Company

CORPORATE OFFICERS

CHRISTOPHER M. CONNOR, 44**
Chairman and Chief Executive Officer

JOSEPH M. SCAMINACE, 47**
President and Chief Operating Officer

LARRY J. PITORAK, 54**
Senior Vice President - Finance,
Treasurer and Chief Financial Officer

JOHN L. AULT, 55**
Vice President - Corporate Controller

CYNTHIA D. BROGAN, 49
Vice President and
Assistant Treasurer

MARK J. DVOROZNAK, 42
Vice President -
Corporate Audit and Loss Prevention

THOMAS E. HOPKINS, 43**
Vice President -
Human Resources

CONWAY G. IVY, 59**
Vice President -
Corporate Planning and Development

JAMES J. SGAMBELLONE, 43
Vice President -
Taxes and Assistant Secretary

LOUIS E. STELLATO, 50**
Vice President, General
Counsel and Secretary

RICHARD M. WEAVER, 46
Vice President - Administration

OPERATING MANAGERS

THOMAS S. BRUMMETT, 55
President & General Manager
Eastern Division
Paint Stores Group

ROBERT J. DAVISSON, 40
President & General Manager
Southeastern Division
Paint Stores Group

MICHAEL A. GALASSO, 53**
President & General Manager
International Division

BLAIR P. LACOUR, 54
President & General Manager
Mid Western Division
Paint Stores Group

JOHN G. MORIKIS, 37**
President
Paint Stores Group

RONALD P. NANDOR, 41**
President & General Manager
Automotive Division

STEVEN J. OBERFELD, 48
President & General Manager
South Western Division
Paint Stores Group

THOMAS W. SEITZ, 52**
President & General Manager
Consumer Division

ROBERT A. TAYLOR, 47
President & General Manager
Chemical Coatings Business Unit
Paint Stores Group

*  Audit Committee Member

** Executive Officer as defined by the Securities Exchange Act of 1934

38 | The Sherwin - Williams Company 2000 Annual Report

                            SHAREHOLDER INFORMATION
--------------------------------------------------------------------------------

Annual Meeting

The annual meeting of shareholders will be held at 10:00 A.M., April 25, 2001 in the Landmark Conference Center, Room 927, Midland Building, 101 Prospect Avenue, N.W., Cleveland, Ohio.

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

Headquarters

The Sherwin-Williams Company
101 Prospect Avenue, N.W.
Cleveland, Ohio 44115-1075
(216) 566-2000

Independent Auditors

Ernst & Young LLP
Cleveland, Ohio

Stock Trading

Sherwin-Williams Common
Stock-Symbol, SHW-is traded on the New York Stock Exchange.

Transfer Agent& Registrar

The Bank of New York
Shareholder Relations Department-11E
P.O. Box 11258
Church Street Station
New York, NY 10286
1-800-432-0140
E-mail address:
Shareowner-svcs@Email.bony.com

COMMON STOCK TRADING STATISTICS

                                    2000        1999        1998        1997        1996
                                    ----        ----        ----        ----        ----
High .........................    $ 27.625    $ 32.875    $ 37.875    $33.375     $28.875
Low ..........................      17.125      18.750      19.438     24.125      19.500
Close December 31 ............      26.313      21.000      29.375     27.750      28.000
Shareholders of record .......      10,813      11,475      11,929     11,964      11,933
Shares traded (thousands).....     158,349     161,118     128,942     98,855      72,638

QUARTERLY STOCK PRICES AND DIVIDENDS

                       2000                                                   1999
--------------------------------------------------       ---------------------------------------------
Quarter           High         Low        Dividend       Quarter         High        Low      Dividend
-------           ----         ---        --------       -------         ----        ---      --------
  1st           $23.000      $17.125        $.135         1st          $30.688     $23.063      $.12
  2nd            27.625       21.172         .135         2nd           32.875      27.000       .12
  3rd            24.625       19.875         .135         3rd           30.000      19.438       .12
  4th            26.563       18.875         .135         4th           23.125      18.750       .12





                           The Sherwin - Williams Company 2000 Annual Report |39

[MAP]

Map shows the approximate geographical separation of each domestic division and the number of paint stores and automotive branches in each state or province and in the Virgin Islands, Puerto Rico, Mexico and South America. Map also shows the United Kingdom and Italy.