Form 10-K, Exhibit 13
period 2001-12-31
SHERWIN WILLIAMS CO
filed 2002-03-14
CIK 89800

                                                                      EXHIBIT 13

                     THE 2001 ANNUAL REPORT TO SHAREHOLDERS

                                                    THE SHERWIN-WILLIAMS COMPANY

                                                              2001 ANNUAL REPORT




                                                         [SHERWIN-WILLIAMS LOGO]


















America's Paint Company

                                    [PHOTOS]

                                    STRENGTH

                                   STABILITY

                                    SECURITY

AMERICA'S PAINT COMPANY. Words of strength about a company with more than $5 billion in annual sales. Words of stability about a company with more than 135 years of coatings experience. Words of security about a company with increased dividends to shareholders for 22 consecutive years. Words that honor, humble and remind us of our industry leadership and corporate responsibility to our customers, employees and shareholders.


TABLE OF CONTENTS

SUMMARY OF OPERATING SEGMENTS                         2

FINANCIAL HIGHLIGHTS                                  3

LETTER TO SHAREHOLDERS                                4

THE OPERATING SEGMENTS                                8

STORES MAP                                           18

SUBSIDIARIES AND CAUTIONARY STATEMENT
REGARDING FORWARD-LOOKING INFORMATION                19

FINANCIAL SUMMARY                                    20

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS        21

REPORTS OF MANAGEMENT AND INDEPENDENT AUDITORS       28

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES          29

DIRECTORS, OFFICERS, OPERATING PRESIDENTS            47

SHAREHOLDER INFORMATION                              48


                                  ON THE COVER

                                     [PHOTO]


Like many Americans, Philadelphia painter Meg Saligman was "struck by a desire to do something" after the events of Sept. 11, 2001.

         Working with the city's Mural Arts Program and with paint, brushes and buckets supplied by Sherwin-Williams, she and three other painters -- Efrain Hererra, Larissa Preston and Cesar Viveros -- painted a 7,500-square-foot flag mural in downtown Philadelphia.

         "We are not doctors or therapists, so we couldn't help people heal in that way," Saligman says. "But if in our small way we could offer solace and a sense of unity to even one person, it would be worthwhile." It also was important to her that people go about their daily activities despite the tragedy.

         "We're painters, and we paint," she says.




The Sherwin-Williams Company recruits, selects and hires the best possible people available -- without discrimination based on race, religion, color, creed, sex, national origin, age, disability, status as a special disabled veteran, veteran of the Vietnam era or any other unlawful consideration.

SUMMARY OF OPERATING SEGMENTS

PAINT STORES

[PHOTO]


PRODUCTS SOLD
Paints, stains, caulks, applicators, wallcoverings, floorcoverings, spray equipment and related products

MARKETS SERVED
Do-It-Yourselfers, professional painting contractors, home builders, property managers, architects, interior designers, industrial, marine, aviation, flooring and original equipment manufacturer (OEM) product finishes

MAJOR BRANDS SOLD
Sherwin-Williams(R), Con-Lux(R), Old Quaker(TM), Mercury(R), Brod Dugan(R), Mautz(R), Pro-Line(R), Sea-Guard(R), ArmorSeal(R), Kem(R) Hi-Temp, Cook(TM), Sher-Wood(R), Powdura(R), Polane(R) and Kem Aqua(R)

OUTLETS
2,573 Sherwin-Williams stores in North America


[PIE CHART]

NET EXTERNAL SALES BY OPERATING SEGMENT


CONSUMER

[PHOTO]


PRODUCTS SOLD
Branded, private label and licensed brand paints, stains, varnishes, industrial products, wood finishing products, applicators, corrosion inhibitors, aerosols and related products

MARKETS SERVED
Do-It-Yourselfers, professional painting contractors and industrial maintenance

MAJOR BRANDS SOLD
Dutch Boy(R), Krylon(R), Minwax(R), Cuprinol(R), Thompson's(R) Water Seal(R), Formby's(R), Red Devil(R), Pratt & Lambert(R), Martin Senour(R), H&C(TM), White Lightning(R), Dupli-Color(R) and Rubberset(R)

OUTLETS
Leading mass merchandisers, home centers, independent paint dealers, hardware stores, automotive retailers and industrial distributors in North America

AUTOMOTIVE FINISHES

[PHOTO]


PRODUCTS SOLD
High performance interior and exterior coatings for the automotive, fleet and heavy truck markets, as well as thousands of associated products

MARKETS SERVED
Automotive jobbers, wholesale distributors, collision repair facilities, dealerships, fleet owners and refinishers, production shops, body builders and original equipment manufacturers

MAJOR BRANDS SOLD
Sherwin-Williams(R), Martin Senour(R), Western(R), Lazzuril(TM), Excelo(TM), Baco(TM) and ScottWarren(TM)

OUTLETS
174 company-operated branches in the United States, Canada, Jamaica and Chile, and other operations in the United States, Canada, Mexico, Brazil, Jamaica, Chile and Italy

INTERNATIONAL COATINGS

[PHOTO]


PRODUCTS SOLD
Architectural paints, stains, varnishes, industrial maintenance products, aerosols, product finishes, wood finishing products and related products

MARKETS SERVED
Do-It-Yourselfers, professional painting contractors, independent dealers, industrial maintenance and OEM product finishes

MAJOR BRANDS SOLD
Sherwin-Williams(R), Dutch Boy(R), Krylon(R), Kem-Tone(R), Martin Senour(R), Pratt & Lambert(R), Minwax(R), Sumare(TM), Ronseal(TM), Globo(TM), Pulverlack(R), Colorgin(TM), Andina(TM), Tri-Flow(TM), Thompson's(R) Water Seal(R) and Marson(TM)

OUTLETS
Distribution in more than 20 countries through wholly-owned subsidiaries, joint ventures and licensees of technology, trademarks and trade-names, including 52 company-operated architectural and industrial stores in Chile and Brazil

                                                            FINANCIAL HIGHLIGHTS



(thousands of dollars except per share data)                                       2001         2000            1999
----------------------------------------------------------------------------------------------------------------------
NET SALES                                                                     $5,066,005     $5,211,624     $5,003,837
----------------------------------------------------------------------------------------------------------------------

NET INCOME BEFORE IMPAIRMENT(1)                                                  263,158        309,654        303,860
LESS: IMPAIRMENT OF LONG-LIVED ASSETS, NET OF TAX                                               293,628
                                                                              ----------     ----------     ----------
NET INCOME                                                                       263,158         16,026        303,860
----------------------------------------------------------------------------------------------------------------------

PER SHARE:
  NET INCOME BEFORE IMPAIRMENT - DILUTED(1)                                         1.68           1.90           1.80
  LESS: IMPAIRMENT OF LONG-LIVED ASSETS, NET OF TAX                                                1.80
                                                                              ----------     ----------     ----------
  NET INCOME - DILUTED                                                              1.68            .10           1.80
  NET INCOME - BASIC                                                                1.69            .10           1.81
  CASH DIVIDENDS                                                                     .58            .54            .48
  BOOK VALUE                                                                        9.66           9.22          10.25
----------------------------------------------------------------------------------------------------------------------

AVERAGE SHARES OUTSTANDING (THOUSANDS)                                           155,557        161,912        167,925

RETURN ON SALES(1)                                                                   5.2%           5.9%           6.1%
----------------------------------------------------------------------------------------------------------------------
RETURN ON NET OPERATING ASSETS EMPLOYED (RONAE)(2)                                  27.5%          29.8%          29.8%
----------------------------------------------------------------------------------------------------------------------
RETURN ON BEGINNING SHAREHOLDERS' EQUITY(1)                                         17.9%          18.2%          17.7%
----------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)(1)    $  627,174     $  717,503     $  707,030
----------------------------------------------------------------------------------------------------------------------
FREE CASH FLOW(3)                                                             $  388,090     $  242,442     $  271,941
----------------------------------------------------------------------------------------------------------------------
TOTAL DEBT TO CAPITALIZATION                                                        29.3%          33.5%          30.4%
----------------------------------------------------------------------------------------------------------------------
INTEREST COVERAGE(1)                                                                 8.8X           9.0X           9.0X
----------------------------------------------------------------------------------------------------------------------
CURRENT RATIO                                                                        1.3            1.4            1.4
----------------------------------------------------------------------------------------------------------------------
TOTAL TECHNICAL EXPENDITURES(4)                                               $   86,222     $   83,627     $   78,189



                                      SALES
                             (millions of dollars)

                                  [BAR GRAPH]


                       NET INCOME PER SHARE - DILUTED (1)

                                  [BAR GRAPH]


(1) Based on net income before the impairment of long-lived assets charge in 2000, net of tax. See Note 2, page 35.

(2) Based on income before taxes, and the impairment of long-lived assets charge in 2000, divided by average net accounts receivable, inventories, property, plant and equipment and accounts payable.

(3) Net operating cash less capital expenditures and payments of cash dividends.

(4)  See Note 1, page 34, for a description of technical expenditures.

                                    [PHOTO]

CHRISTOPHER M. CONNOR                       JOSEPH M. SCAMINACE
CHAIRMAN AND CHIEF EXECUTIVE OFFICER       PRESIDENT AND CHIEF OPERATING OFFICER



                                  TOTAL RETURNS
             Percent Change of Stock Price and Dividends Reinvested
                     December 29, 2000, to December 31, 2001

                                   [BAR CHART]

LETTER TO SHAREHOLDERS

BY ANY MEASURE, 2001 WILL BE REMEMBERED AS AN EXTRAORDINARY YEAR. It was a year of tough business conditions in a tough economy that affected us all. It was a year of a shocking national tragedy that touched us deeply. It was a year that brought our nation together and caused us to reflect upon our individual, family, community and corporate values. At The Sherwin-Williams Company, our culture is shaped by the values we have adhered to for the past 136 years. Our Annual Report to Shareholders begins by naming a few of these cornerstone values. Words like strength, stability and security have always been woven tightly into the fabric of our company just as they reflect what is good and right about our country.

         In 2001, Sherwin-Williams generated sales of $5.07 billion, which was a
2.8 percent decline year over year. Net income came in at $263.16 million vs. $309.65 million in 2000, before a charge for impairment of long-lived assets. Diluted net income per share finished 2001 at $1.68 vs. $1.90 before the impairment of long-lived assets charge. While the landscape of American business was filled with companies that fared far worse, we take no satisfaction in this relative comparison. We are disappointed with our results.

         Despite previous widespread forecasts, we recognized early in the year that an economic recovery in 2001 wasn't likely to occur. It was clear that our track record of 23 consecutive years of improved earnings was in jeopardy. Management reacted quickly by implementing a program we called "Challenge 24." The goal was straightforward and simple: leave no stone unturned in an effort to achieve a 24th consecutive year of improved earnings. Challenge 24 was a rallying cry for each employee. We wanted to unleash the talent, knowledge and power of 25,000 employees pulling in the same direction.

         Unfortunately, the combined energy and effort of our team was not enough to overcome the significant challenges posed by a weak global economy. Although our string of consecutive years of improved earnings ended at 23, Challenge 24 made us a stronger company and helped us achieve some impressive gains.

         In a year of lower sales and earnings, investors look for signs of strength, such as a company's ability to generate cash. This past year, through excellent management of working capital, we increased free cash flow by $145.65 million to a record $388.09 million. We define free cash flow as net operating cash available after dividend payments and capital expenditures.

         Two factors contributed heavily to this strong performance. We reduced accounts receivable and inventory levels by a combined $133.63 million and decreased days outstanding on both accounts receivable balances and inventory. Our selling, general and administrative expenses were lower year over year for the first time in 20 years. This was accomplished while still making significant investments in our company. We also were able to reduce headcount through thoughtful and responsible management of our human resource needs.

         Our increased free cash flow was used to further strengthen, stabilize and secure our company in a number of ways. We retired $123.06 million of debt and increased our year-end cash position by $115.92 million. We also used the cash to make an important acquisition in our Paint Stores Segment by purchasing the net assets of the Mautz Paint Company, including their 33 paint stores in the Midwest. Additionally, we bought back 6.7 million shares of the company's common stock on the open market.

         On the strength of our free cash flow performance, in 2002 the Board of Directors approved our 23rd consecutive increase in first quarter dividend payments. While 2001 was not the year we had hoped for, we nonetheless view these results as a positive indicator - during an especially tough year - of management's commitment to fiscal responsibility and shareholder value.

PAINT STORES SEGMENT

         The Paint Stores Segment increased sales by 0.7 percent over last year to finish the year at $3.21 billion. Operating profit came in at $390.49 million, which was a decrease of 5.1 percent from 2000's performance. Sales of architectural and industrial paint gallons increased but were offset by

LETTER TO SHAREHOLDERS

negative year over year comparisons in our chemical coatings business.

         Our marketing strategy is driven by paint purchase trends. As the population ages and people have less free time, the do-it-yourself market is shifting toward hiring professional painting contractors, who purchase almost all of the products they need from the paint store channel. Therefore, our 2,573 company paint stores in North America and the Caribbean give us a significant advantage over all other paint store competitors serving professional customers.

         We remain committed to our program of store expansion and added or acquired a net of 85 stores to our chain in 2001. In addition, we continued to introduce new products specifically aimed at improving the productivity of our professional customers. This commitment to technology ensures that we are at the forefront of product innovations year after year.

         This past year, we continued to strengthen our leadership position in the industrial and marine coatings business. We gained market share by introducing new product technology aimed at specific focus markets. Our expanded business with the U.S. Navy is one example of our growing customer base for industrial and marine coatings.

         Our chemical coatings business had a tough year as manufacturing companies across North America posted lower output month after month throughout 2001. We took steps to significantly strengthen this part of our company by forming a dedicated division within the Paint Stores Segment focused on growing domestic market share, expanding our supply capabilities outside North America, driving gallon sales and improving profits. We have significant opportunities in this business and look forward to improved results in the future.

CONSUMER SEGMENT

         Net sales for the Consumer Segment ended the year at $1.11 billion for a 9.0 percent decline from 2000's performance. Operating profit came in at $108.17 million, representing a 24.1 percent decrease over last year.

         Despite this performance, there were encouraging positive trends in our Consumer Segment. During the second half of the year, sales with existing customers began to stabilize. More importantly, quarter over quarter profit improvements were registered in the fourth quarter for the first time in several years. We completed the realignment of this Segment to create three separate divisions: Consumer Division, Diversified Brands Division and Wood Care Division. The management teams responsible for these divisions played a significant role in the improved cash performance of the company. The leadership role these teams assumed in our company's Operational Excellence program is beginning to pay dividends that we expect to continue in 2002.

         The Consumer Segment has a portfolio of outstanding brand names and relationships with leading retailers throughout North America. We expect improved future results from this Segment.

AUTOMOTIVE FINISHES SEGMENT

         The Automotive Finishes Segment experienced a net sales decrease of 5.9 percent to $464.23 million for the year. Operating profit decreased to $51.23 million from $61.26 million. The decline in operating profit for the year was due primarily to lower sales volume and related manufacturing absorption. While collision repair sales throughout the year were higher, this gain was insufficient to offset a soft domestic economy that negatively impacted car and truck production, curtailing this Segment's OEM sales. In addition, inventory corrections by customers in the secondary distribution channels of this Segment further adversely impacted sales. We are encouraged, though, by the quarter over quarter operating profit improvement registered by our Automotive Finishes Segment in the fourth quarter of 2001.

         This was the first full year of residency by our Automotive Finishes Segment in its 350,000-square-foot World Headquarters in Warrensville Heights, Ohio. This investment in technology and facilities is already paying dividends by improving our customer relationships and service. Our customer loyalty program, the A-Plus(TM) Club, has an enrollment of more than 750 customers. We are excited about our growing and highly visible participation in NASCAR as the paint supplier to nearly 20 racing teams in 2001. Automotive Finishes Segment customers also can avail themselves of numerous e-business options at our highly interactive web site.

         The Automotive Finishes Segment has developed a comprehensive distribution platform that includes 174 company-operated branches, thousands of automotive refinish distributors and a presence in nearly 30 countries through subsidiaries and licensing agreements.

INTERNATIONAL COATINGS SEGMENT

         Net sales in the International Coatings Segment decreased 8.9 percent to $279.62 million in 2001. Operating profit, in U.S. dollars, decreased to $4.90 million from $17.65 million. The sales decrease was due primarily to unfavorable currency exchange rates and weak economic conditions in South America. Excluding the effects of currency exchange fluctuations relative to last year, net sales for the Segment increased 5.2 percent in 2001. The operating profit decrease was a result of several factors including price competition, worsening economic conditions in Argentina, and margin erosion caused by a market shift to lower-priced products.

         We are committed to expanding our reach in this Segment and remain confident about the sales opportunities that exist for our 52 company-operated stores and distribution outlets in more than 20 countries. Our ability to transfer advanced technologies from our domestic operations enables us to maintain a leadership position in many of the markets we serve by providing superior coatings and a constant flow of new product introductions. Successful market expansion and penetration occurred in architectural, industrial, marine, aerosol and chemical coatings markets. Ronseal, our operation in the United Kingdom, successfully introduced an enamel paint line and an exterior stain line, achieving substantial gallon sales growth in 2001.

MANAGEMENT PROMOTIONS

         This past year, three important management promotions were announced. Sean P. Hennessy was promoted to the position of Senior Vice President - Finance, Treasurer and Chief Financial Officer. Sean has had an impressive 17-year career with Sherwin-Williams and has served in a wide range of financial and operating roles. Timothy A. Knight was promoted to President & General Manager, Diversified Brands Division. Tim has been a sales and marketing team leader throughout his seven-year career with the company and is well suited for this division assignment. Harvey P. Sass was promoted to President & General Manager, Wood Care Division. Harvey has made significant contributions to our wood care business over his 14 years with the company, most notably in the area of sales and marketing. These changes strengthen our company and exemplify the importance we place on the retention and development of our strongest assets - our people.

OUTLOOK FOR 2002

         Financial forecasting has become increasingly difficult in the face of such uncertain economic times. Overall, we expect market conditions in 2002 to be flat to up slightly over 2001 with pockets of strength domestically tempered by a continued weakness in foreign currency and the economy as a whole. However, The Sherwin-Williams Company has remained strong, stable and secure through all phases of the economic cycle, beginning its 23rd consecutive year of anticipated dividend growth for shareholders and delivering the kind of performance expected from the market leader.

         Carrying the moniker "America's Paint Company" is a badge of honor that the 25,000 employees of our company wear proudly and responsibly. We salute and thank each and every one of them for their dedication and hard work, and know that they join us in thanking our loyal customers, our outstanding suppliers and our trusting shareholders.

                            /s/ Christopher M. Connor
                      ------------------------------------
                              CHRISTOPHER M. CONNOR
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER



                            /s/ Joseph M. Scaminace
                      ------------------------------------
                               JOSEPH M. SCAMINACE
                     PRESIDENT AND CHIEF OPERATING OFFICER



                            [SHERWIN WILLIAMS LOGO]

[PHOTO]

ALFRED LEWIS
CITY MANAGER, PAINT STORES GROUP
CHICAGO, ILL.

WITH MORE THAN 2,500 STORES IN NORTH AMERICA, SHERWIN-WILLIAMS HAS MORE STORES THAN THE NEXT NINE PAINT STORE COMPANIES COMBINED.

PAINT STORES SEGMENT

SHERWIN-WILLIAMS STORES ARE THE EXCLUSIVE OUTLETS for Sherwin-Williams(R) branded architectural and industrial paints, stains and products. In 2001, our Paint Stores Group added or acquired 85 stores, bringing the total to 2,573 company-operated outlets in North America. These stores supply a diverse customer base, including architectural and industrial painting contractors, residential and commercial builders and property managers, OEM product finishers, and do-it-yourself homeowners.


                                  [PIE CHART]

                                                                    PAINT STORES
                                                       63% OF NET EXTERNAL SALES


         This unique store network enables us to maintain close working relationships with the end users of our products. Staying close to customers helps us to better anticipate and satisfy the diverse needs of each market we serve. In recent years, we have sharpened the focus of our product development and store merchandising efforts on the needs of some key customer segments. This customer-focused approach helps ensure the success of our new products.

         Our new Cashmere(TM) interior wall paint is a good example. Its ease of application saves residential painting contractors time and effort. Its smooth, stipple-free finish appeals to upscale homeowners. This combination of benefits made Cashmere paint an overnight success and will propel its growth and popularity for years to come.

         Other examples include Harmony(R), a low-odor, low-VOC wall paint that minimizes disruption in occupied areas; AquaClad(TM) Water-Based Alkyd, a one-coat waterborne industrial and marine topcoat; and a Sher-Wood(R) product line extension to help production wood finishers comply with ever-tightening environmental regulations. Each of the 21 new products introduced by the Paint Stores Group in 2001 builds on our reputation as an innovator and technology leader.

         Color is as fundamental to our business as product technology. In 2001, we launched Color Excellence(TM), an ongoing program to establish Sherwin-Williams paint stores as the industry leader in color selection and delivery. The Color Excellence program is an end-to-end process-control initiative that improves color accuracy and uniformity by improving batch-to-batch manufacturing consistency, container fill level accuracy, and store tinting equipment calibration. The Color Excellence program sets the stage for the introduction of a new color system, including an exclusive color palette by Martha Stewart, in the spring of 2002.

         In 2001, we also initiated key changes to the structure and focus of our Chemical Coatings business. Recognizing the increasing globalization of the OEM product finishing industry, we organized teams of technical, marketing and sales specialists to serve specific user markets and expanded our supply capabilities beyond North America. This new organization offers customers around the world professional consultation based on a thorough understanding and depth of experience in their specific industry, combined with a vast technological resource.

         We will continue to explore and develop e-business applications that provide value to our customers. For example, customers can now search through thousands of wallpaper patterns and place orders on-line. In 2002, we will launch our on-line business center, offering wholesale customers password-protected 24/7 access to order history, account status, pricing, on-line ordering features and other account-management tools.


                                    [PHOTO]

[PHOTO]


FRED KONECKI
CASE PACKER
CHICAGO,ILL.

OUR CONSUMER SEGMENT SELLS PRODUCTS UNDER FAMILIAR BRANDS SUCH AS DUTCH BOY(R), PRATT & LAMBERT(R), MINWAX(R), KRYLON(R) AND THOMPSON'S(R) WATER SEAL(R) THROUGH TOP RETAIL OUTLETS NATIONWIDE.

CONSUMER SEGMENT

THE THREE OPERATING UNITS WITHIN OUR CONSUMER SEGMENT -- the Consumer Division, the Wood Care Division and the Diversified Brands Division -- produce some of the most powerful brand names in the coatings industry. Private label manufacturing and licensed brand programs have extended our reach among home centers, hardware stores, mass merchandisers, industrial distributors and independent paint stores throughout North America.


                                                                     [PIE CHART]


                                                                        CONSUMER
                                                       22% OF NET EXTERNAL SALES


         CONSUMER DIVISION - With 10 manufacturing facilities and eight distribution centers, the Consumer Division has the resources to serve both external customers and Sherwin-Williams paint stores. We manufacture and market well-known brands like Dutch Boy(R), Pratt & Lambert(R) and Martin
Senour(R). We also supply private label products to leading retailers.

         Successful product launches in 2001 included the Dutch Boy(R) Dimension(R) line of products for faux decorating; the Martha Stewart One Coat Program; and the Pratt & Lambert(R) Ovation(TM) line of faux decorating products.

         The Consumer Division launched several key operations initiatives designed to reduce costs and maximize efficiencies. These include a supplier collaboration program that relies on close interaction with raw materials suppliers, a purchasing program that leverages our buying power, and a supplier diversity program.

         We also implemented Six Sigma, a statistical approach to process improvement, as part of our Operational Excellence initiative. We are committed to establishing measurable operational procedures and a culture of continuous improvement.

         WOOD CARE DIVISION - Headquartered in Upper Saddle River, N.J., the Wood Care Division is responsible for our Minwax(R), Thompson's(R) Water Seal(R), Formby's(R), DuraSeal(R) and Fabulon(R) product lines. Constant product innovation and technological advancement differentiates our Wood Care products and helps build and strengthen our brands.

         Our products are developed for performance, convenience and lasting beauty. In 2001, we introduced Minwax(R) Stainable Wood Filler, an interior/exterior wood filler for wood finishing repairs. It is a latex formula that stains can penetrate as well as natural wood. We also added Minwax(R) Super Fast-Drying Polyurethane for Floors, an oil-based protective clear finish designed for use with hardwood floors. Because of its fast drying time and formulation that doesn't require sanding between coats, consumers can begin and finish a project in a single day.

         DIVERSIFIED BRANDS DIVISION - The Diversified Brands Division produces aerosol paints and chemicals, paint brushes and rollers, and caulks and sealants. Our brands include Krylon(R) and Dupli-Color(R) spray paints; Rubberset(R) and Sherwin-Williams(R) brushes and rollers; and White Lightning(R) caulks and sealants. Additionally, we supply private label spray paint to several mass merchandisers.

         We are the largest manufacturer and marketer of aerosol paint in the country. In 2001, we launched several key products into this market. Dupli-Color(R) Mirage(R) is a multi-color effect spray paint for automotive retail use that is gaining popularity among do-it-your-selfers and professionals alike. The Krylon Products Group introduced several new products under the Krylon(R) brand for the craft market and developed targeted programs for contractors.

         We also launched a complete line of extension poles for use with our paint rollers.



                                    [PHOTO]

[PHOTO]

TOOLIKA RHOADES
SCIENTIST, TRANSPORTATION COATINGS DEVELOPMENT

A SPECIAL GROUP OF SCIENTISTS AT THE WORLD AUTOMOTIVE CENTER IN WARRENSVILLE HEIGHTS, OHIO ATTEMPT TO FORSEE THE NEEDS OF CUSTOMERS 3 TO 5 YEARS DOWN THE ROAD. THIS REQUIRES VISION, THE USE OF NON-TRADITIONAL TECHNOLOGY AND A WILLINGNESS TO EXPLORE NEW AND UNIQUE IDEAS.

AUTOMOTIVE FINISHES SEGMENT

THE SHERWIN-WILLIAMS NAME HAS BECOME synonymous with high-quality, high-performance interior and exterior automotive finishes. It's why in addition to serving traditional automotive, fleet and heavy-duty truck markets, nearly 20 NASCAR teams selected us as their paint supplier in 2001. As one racing team owner remarked recently, "We couldn't help but notice a big difference in the appearance of the cars. The color ... the shine ... the vehicles painted with Sherwin-Williams(R) automotive paint truly stood apart from the rest. And once we heard of the superior support and service that Sherwin-Williams provided the other NASCAR teams, we knew it was time to make a switch."


                                                                     [PIE CHART]

                                                             AUTOMOTIVE FINISHES
                                                        9% OF NET EXTERNAL SALES

         While being a part of the high-profile racing circuit is certainly rewarding, Sherwin-Williams earned its stripes in automotive markets long before racing achieved its current popularity. In fact, Sherwin-Williams entered the market in 1922 with a lacquer product under the trade name Opex(R). Since then, our Automotive Finishes Segment has extended its reach through 174 company-operated branches in the United States, Canada, Jamaica and Chile, along with a comprehensive distribution platform consisting of thousands of automotive refinish distributors. Our products also have a presence in nearly 30 countries through wholly-owned subsidiaries and foreign licensing agreements. The major brands we offer are Sherwin-Williams(R), Martin Senour(R), Western(R), Lazzuril(TM), Excelo(TM), Baco(TM) and ScottWarren(TM).

         Our customer-driven service is apparent in all aspects of our organization. Our automotive learning centers have trained thousands of customers and employees on curricula ranging from product specifications to color to business management. The 350,000-square-foot World Automotive Center in Warrensville Heights, Ohio, is a state-of-the art research and development facility that can also replicate virtually any refinishing environment -- from airflow conditions to climate variations. And, with 280 employees in the key automotive finishing disciplines on-site together, customers are assured of the most accurate and timely service possible. At year-end, our customer loyalty program, the A-Plus(TM) Club, had an enrollment of more than 750 customer members, who receive valuable marketing and business management services as part of their membership.

         The latest in automotive finishing e-technology is also available to Sherwin-Williams customers at www.sherwin-automotive.com. Customers can access automotive color formula mixing information through our Formula Finder, as well as purchase products on-line at our e-store, and remain up-to-date on the latest in color and product technology. The Automotive Finishes Segment of Sherwin-Williams will continue to develop the most technologically advanced, productive, user-friendly products available, while continuing to streamline and consolidate each refinishing system.

                                                                         [PHOTO]

                                                         JOCELIO VERISSIMO SILVA
                                                                PRODUCTION CHIEF
                                                      SHERWIN-WILLIAMS DO BRASIL


                                                      OUR INTERNATIONAL DIVISION
                                                       IS STRENGTHENED BY A VERY
                                                                LOYAL, DEDICATED
                                                               WORKFORCE OF MORE
                                                           THAN 2,100 EMPLOYEES.

INTERNATIONAL COATINGS SEGMENT

SHARED DOMESTIC TECHNOLOGIES - Combined with significant manufacturing capabilities, expanded distribution channels and a growing presence in the markets we serve - fuels optimism in our International Coatings Segment. While our financial performance was hurt by unfavorable currency exchange rates and weak economic conditions in South America, our business is fundamentally sound and poised for growth.


                                                                     [PIE CHART]

                                                          INTERNATIONAL COATINGS
                                                        6% OF NET EXTERNAL SALES


         The International Coatings Segment distributes Sherwin-Williams brand products and products marketed under well-recognized regional brands in more than 20 countries. We operate through wholly-owned subsidiaries, joint ventures, licensing agreements and independent distributors, along with 52 company-operated stores in Chile and Brazil.

         CHILE - In Chile, we provide coatings for virtually all retail and wholesale applications. These include Architectural, Industrial, Marine, Chemical Coatings and Aerosols, where we are the market leader with our Marson(TM) brand. We have increased market share and market penetration in each of these areas and are confident of future growth. We will continue to open company stores in support of all these markets. Sales into Industrial and Marine markets, such as fishing and copper mining, benefited from the introduction of new coatings technologies -- transferred from domestic operations. Further expansion in Industrial will occur with the introduction of new products for the industrial flooring market from the Paint Store Segment's General Polymers business unit.

         ARGENTINA - The addition of two new major dealer chains and expansion of our home center business were bright spots in an otherwise depressed market hit by an unemployment rate of 22%, a fourth consecutive year of recession and, in 2002, a significant currency devaluation. While we anticipate gallon volume to continue shrinking, we expect to gain market share. And, the strong distribution we enjoy with the dealer chains will continue to present future growth and sales opportunities.

         BRAZIL - This is our largest subsidiary. Our strong portfolio of brands positions us well in every coatings category we serve. We are the market leader in Aerosols with our Colorgin(TM) brand, which is distributed through home centers, mass retailers and hardware stores. Our Sumare(TM) brand has helped us achieve market leadership in Industrial and Marine, which is sold directly to customers as well as through our company stores. We will continue to support this distribution method with the opening of new company stores. Many of the Sumare product technologies in use were developed from the domestic market. We also manufacture and distribute products for the powder coatings and chemical coatings markets. In our Architectural Coatings business, numerous new products were successfully introduced for hospitals and kitchens and baths, along with texture paints and other specialty coatings. These products are primarily sold through home centers, independent dealers and hardware stores.

         UNITED KINGDOM - The launch of our Tri-Flow(TM) Metal Care(TM) enamel paint was very successful. Continued growth of this line is expected in Europe. Ronseal Limited will continue its focus on upgrading our interior Woodcare line to increase awareness and preference in all sectors. The introduction by Ronseal Limited of exterior stains in the Gardencare(TM) line helped propel significant gallon sales increases for the year and will provide solid growth opportunities among existing distribution and major home centers.

                                    (PHOTO)

                            AMERICA'S PAINT COMPANY

While 2001 proved to be a challenging year for our company and our nation, the men and women of Sherwin-Williams were again at their best. If adversity truly introduces us to ourselves, then you'll like the people you meet at Sherwin-Williams. Their gifts of time, money, items of need, support and prayers following the events of Sept. 11 were particularly inspiring and worthy of America's Paint Company. Sherwin-Williams employees dispatched countless dust masks, five-gallon pails, respirators, gloves, buckets and other needed supplies to New York, Pennsylvania and the Pentagon. Yet, these gifts cannot be measured merely in hours, dollars or cartons -- but equally, in terms of thoughts, words and deeds. We are proud of, and thankful to, the many dedicated Sherwin-Williams employees who stood so tall in our country's hour of need.

                                    [PHOTO]

ROCK ISLAND, ILL. - The roof of the Thoms Proestler Co. warehouse is adorned with an Old Glory 274 feet long by 156 feet wide, with a total area of 42,744 square feet. Sherwin-Williams donated the 150 gallons of paint needed for the project, and Jim Phillips, owner of Excel Painting and Wallcoverings, donated more than 100 labor hours. Visible only from the air, the flag is intended to show support for pilots and the airline industry. The red and white areas were painted with Sherwin-Williams(R) Setfast(R) Acrylic Latex Traffic Marking Paint, and the blue areas were painted with Sherwin-Williams(R) Metalatex(R) Semi-Gloss Coating.

                                    [PHOTO]

RIO RANCHO, N.M. - More than 1,200 gallons of Sherwin-Williams(R) paint were used to cover seven acres of soccer fields at the Rio Rancho Sports Complex. Commercial painting contracting firm JTC Inc. painted the flag with Snow White A-100(R) Exterior Latex Flat and Setfast(R) Acrylic Latex Traffic Marking for the red and blue areas.


                                    [PHOTO]

TITUSVILLE, FLA. - A shortage of American flags didn't stop the employees of Sherwin-Williams store #2197 from displaying their patriotism and support for the victims of Sept. 11 and their families. Store employees painted their own Stars and Stripes on a 9-by-12-foot canvas drop cloth.


                                    [PHOTO]

WASHINGTON, D.C. - Sherwin-Williams donated 10,000 gallons of paint for the restoration of sections of the Pentagon damaged by the Sept. 11 terrorist attacks. The idea for the donation came from Sherwin-Williams computer programmer/analyst Kim Falk. In a letter to Secretary of Defense Donald Rumsfeld, Sherwin-Williams Chairman and CEO Christopher M. Connor explained that the company wanted to honor all who were lost in the attacks and support the government in its restoration of the Pentagon.


                                    [PHOTO]

CHEYENNE, WYO.- Scott Cloudy, a Sherwin-Williams store manager in Cheyenne, displayed his patriotism by painting the American flag on his garage door. He used white Sherwin-Williams(R) DTM Acrylic Coating and Sher-Cryl(TM) Safety Red for the stripes, All Surface Enamel Latex in Regalia Blue for the blue field, and Krylon(R) spray paint for the white stars.

STORES MAP


                                     [MAP]

PAINT STORES
AUTOMOTIVE BRANCHES


[PHOTO]
[MAP]

TODAY, MORE THAN 90% OF THE U.S. POPULATION LIVES WITHIN A 50-MILE RADIUS OF A SHERWIN-WILLIAMS PAINT STORE. FOR THE LOCATION OF THEIR LOCAL STORE, CUSTOMERS CAN CALL 1-800-4-SHERWIN, OR VISIT OUR WEB SITE (WWW.SHERWIN-WILLIAMS.COM). THE WEB SITE ALSO OFFERS APPROXIMATELY 10,000 WEB PAGES OF VALUABLE COATINGS INFORMATION. IT'S A COMPREHENSIVE RESOURCE FOR OUR MOST SOPHISTICATED PAINT CUSTOMERS AS WELL AS AN EASY-TO-USE PROJECT GUIDE FOR THE DO-IT-YOURSELFER.

                                  SUBSIDIARIES

FOREIGN
Coatings S.r.L.
Compania Sherwin-Williams, S.A. de C.V.
Eurofinish S.r.L.
Kriesol, S.A.
Productos Quimicos y Pinturas, S.A. de C.V.
Proquipsa, S.A. de C.V.
Quetzal Pinturas, S.A. de C.V.
Ronseal (Ireland) Limited
Ronseal Limited
ScottWarren S.p.A.
Sherwin-Williams (Caribbean) N.V.
Sherwin-Williams (West Indies) Limited
Sherwin-Williams Argentina I.y C.S.A.
Sherwin-Williams Canada Inc.
Sherwin-Williams Cayman Islands Limited
Sherwin-Williams Chile S.A.
Sherwin-Williams do Brasil Industria e Comercio Ltda.
Sherwin-Williams Foreign Sales Corporation Limited
Sherwin-Williams Japan Co., Ltd.
Sherwin-Williams Singapore PTE, Ltd.
The Sherwin-Williams Company Resources Limited

DOMESTIC
Contract Transportation Systems Co.
DIMC, Inc.
Dupli-Color Products Company
Sherwin-Williams Automotive Finishes Corp.
Sherwin-Williams Realty Holdings, Inc.
SWIMC, Inc.
The Sherwin-Williams Acceptance Corporation
Thompson Minwax International Corp.


           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

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

                               FINANCIAL SUMMARY

(Millions of Dollars Except Per Share Data)

                                                        2001         2000         1999         1998         1997
                                                      --------     --------     --------     --------     --------
OPERATIONS
Net sales ........................................    $  5,066     $  5,212     $  5,004     $  4,934     $  4,881
Cost of goods sold ...............................       2,846        2,904        2,755        2,804        2,784
Selling and administrative expenses ..............       1,730        1,740        1,673        1,598        1,574
Impairment of long-lived assets ..................                      352
Interest expense .................................          55           62           61           72           81
Income before income taxes .......................         424          143          490          440          427
Net income .......................................         263           16          304          273          261
Net income before impairment (A) .................         263          310          304          273          261

FINANCIAL POSITION
Inventories ......................................    $    633     $    704     $    703     $    683     $    722
Accounts receivable - net ........................         523          594          606          605          546
Working capital ..................................         366          436          437          458          417
Property, plant and equipment - net ..............         673          722          712          719          692
Total assets .....................................       3,628        3,751        4,033        4,051        4,036
Long-term debt ...................................         504          621          622          730          844
Total debt .......................................         615          740          742          848        1,005
Shareholders' equity .............................       1,488        1,472        1,699        1,716        1,592

PER SHARE INFORMATION
Average shares outstanding (000's) ...............     155,557      161,912      167,925      172,162      172,107
Book value .......................................    $   9.66     $   9.22     $  10.25     $  10.03     $   9.21
Net income before impairment - diluted (A) .......        1.68         1.90         1.80         1.57         1.50
Net income - diluted .............................        1.68          .10         1.80         1.57         1.50
Net income - basic ...............................        1.69          .10         1.81         1.58         1.51
Cash dividends ...................................         .58          .54          .48          .45          .40

FINANCIAL RATIOS
Return on sales (A) ..............................         5.2%         5.9%         6.1%         5.5%         5.3%
Asset turnover (A) ...............................         1.4x         1.3x         1.2x         1.2x         1.2x
Return on assets (A) .............................         7.3%         7.5%         7.5%         6.7%         6.5%
Return on equity (A)(B) ..........................        17.9%        18.2%        17.7%        17.1%        18.6%
Dividend payout ratio (A) ........................        34.6%        28.5%        26.6%        28.5%        26.5%
Total debt to capitalization .....................        29.3%        33.5%        30.4%        33.1%        38.7%
Current ratio ....................................         1.3          1.4          1.4          1.4          1.4
Times interest earned (C) ........................         8.8x         9.0x         9.0x         7.1x         6.3x
Working capital to sales .........................         7.2%         8.4%         8.7%         9.3%         8.5%
Effective income tax rate (A) ....................        38.0%        37.5%        38.0%        38.0%        39.0%

GENERAL
Capital expenditures .............................    $     83     $    133     $    134     $    146     $    164
Total technical expenditures (D) .................          86           84           78           73           63
Advertising expenditures .........................         236          276          265          283          296
Repairs and maintenance ..........................          48           48           46           45           45
Depreciation .....................................         109          109          105           98           90
Amortization of intangible assets ................          39           51           50           50           49
Shareholders of record ...........................      10,281       10,813       11,475       11,929       11,964
Number of employees ..............................      25,789       26,095       25,697       24,822       24,964
Sales per employee (000's) .......................    $    196     $    200     $    195     $    199     $    196
Sales per dollar of assets .......................        1.40         1.39         1.24         1.22         1.21

(A) Based on net income before the impairment of long-lived assets charge in 2000, net of tax. See Note 2, page 35.
(B) Based on shareholders' equity at beginning of year and net income before impairment.
(C) Ratio of income before income taxes excluding the charge for impairment in 2000 and interest expense to interest expense.
(D)  See Note 1, page 34, for a description of technical expenditures.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

FINANCIAL CONDITION - 2001

         Net operating cash flow generated by the Company during 2001 was $561.6 million primarily as a result of net income from operations and reductions in working capital which were partially offset by an unusual tax-related payment of $65.7 million that was made to the U.S. Internal Revenue Service for contested tax issues plus accrued interest. The unusual tax-related payment was made to prevent the imposition of above-market interest charges while contested tax issues are being resolved. Working capital reductions occurred as a result of an increased focus by management to improve collections of accounts receivable and accelerate inventory turnover to coincide with lower sales demand. The operating cash flow provided the majority of funds to invest $82.6 million in property, plant and equipment, reduce total debt by $123.1 million, purchase treasury stock of $157.1 million, increase the annual dividend to $91.0 million, and complete acquisitions of businesses of $15.2 million. The Company ended the year with $118.8 million in cash and cash equivalents. The Company's current ratio decreased to 1.32 at December 31, 2001 from 1.39 at the end of 2000. The Company's Consolidated Balance Sheets and Statements of Consolidated Cash Flows, on pages 30 and 31 of this report, provide more detailed information on the Company's financial position and cash flows.

         Goodwill, which represents the excess of cost over the fair value of net assets acquired in purchase business combinations, decreased $33.2 million in 2001. Intangible assets, which represent items such as trademarks and patents, decreased $11.6 million in 2001. These decreases were due to amortization expense and foreign currency translation adjustments, partially offset by increases resulting from acquisitions completed in 2001. During 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," which supersedes APBO No. 17, "Intangible Assets." See Note 1 on pages 34 and 35 of this report for a description of SFAS No. 142. The Company has adopted or will adopt SFAS No. 142 in the required periods. Application of the non-amortization provisions of the statement for goodwill and intangible assets acquired before July 1, 2001 is expected to increase net income approximately $24.7 million for the full year 2002.

         Deferred pension assets of $393.6 million at December 31, 2001 represent the excess of the fair market value of the assets in the Company's defined benefit pension plans over the actuarially-determined projected benefit obligations. The 2001 increase in deferred pension assets of $29.2 million represents primarily the recognition of the current year net pension credit, described in Note 6 on pages 36 to 38 of this report. The assumed discount rate used to compute the actuarial present value of projected benefit obligations was decreased from 7.00 percent to 6.75 percent at December 31, 2001 due to decreased rates of high-quality, long-term investments. The decrease in the actual return on plan assets during 2001 was primarily the result of returns on equity investments that were below the assumed return of 8.5 percent.

         A decrease in Other assets of $13.0 million was due primarily to the amortization of capitalized costs incurred related to designing, developing, obtaining and implementing internal use software in accordance with Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." In addition, a reduction in assets related to certain marketing programs of the Company also contributed to the decrease in Other assets.

         Net property, plant and equipment decreased $49.7 million to $672.7 million at December 31, 2001 due to depreciation expense of $109.2 million, impairment charges on assets held for disposal of $6.4 million and foreign currency translation adjustments partially offset by capital expenditures of $82.6 million and acquisitions. Capital expenditures during 2001 in the Paint Stores Segment were primarily attributable to opening new paint stores and store relocations along with normal replacement and upgrading of store equipment. In the Consumer and International Coatings Segments, capital expenditures during 2001 were primarily related to efficiency improvements in production facilities and information systems hardware. Capital expenditures in the Automotive Finishes Segment during 2001 primarily related to improvements and upgrades to the automotive technology center. In 2002, the Company expects that its most significant capital expenditures will relate to various capacity and productivity improvement projects at manufacturing and distribution facilities, new store openings, new point-of-sale equipment and new or upgraded information systems hardware. The Company does not anticipate the need for any specific long-term external financing to support these capital programs.

         There were no short-term borrowings outstanding under the Company's commercial paper program at December 31, 2001. During the year, borrowings were made under the Company's commercial paper program that is fully backed by and limited to the borrowing availability under the Company's revolving credit agreements. The aggregate maximum borrowing capacity under the current revolving credit agreements as of December 28, 2001 is $750.6 million. The current portion of long-term debt increased $98.9 million due primarily to the reclassification of $100.0 million of 6.5% Notes due February 1, 2002. Current portion of long-term debt at December 31, 2001 also included current maturities of $11.9 million related to various promissory notes and other obligations.

         Long-term debt decreased $117.2 million to $503.5 million at December 31, 2001, resulting primarily from

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

reclassification to current debt maturities of $111.9 million and early redemption of $10.0 million of the Company's 9.875% Debentures. The Company expects to remain in a borrowing position throughout 2002.

         The increase in the Company's long-term postretirement benefit liability occurred due to the excess of the net postretirement benefit expense over the costs for benefit claims incurred. The current portion of the accrued postretirement liability, amounting to $14.9 million at December 31, 2001, is included in Other accruals. The assumed discount rate used to calculate the actuarial present value of the postretirement benefit obligations was decreased from 7.00 percent to 6.75 percent at December 31, 2001 due to the reduced rates of high-quality, long-term investments. The assumed health care cost trend rates were revised during 2000 for years 2001 through 2009. The revised rates reflect escalating health care costs that continued to exceed the previously established rates. The trend rate for 2001 was a more representative 9.5 percent annual increase. The rate for 2002 is 8.9 percent decreasing gradually to 5.5 percent in 2010. See Note 6, on pages 36 to 38 of this report, for further information on the Company's postretirement benefit obligations.

         The decrease of $48.9 million in Other long-term liabilities during 2001 was due primarily to the previously mentioned unusual tax-related payment of $65.7 million made to prevent the imposition of above-market interest charges while contested issues are being resolved. Partially offsetting this decrease was an increase in certain tax liabilities resulting from timing items. See Note 9, on page 39 of this report, for information concerning the Company's Other long-term liabilities.

         Shareholders' equity increased $15.9 million during 2001 to $1,487.8 million due primarily to net income of $263.2 million and net increases in common stock and other capital of $43.1 million due to the tax impact of certain Employee Stock Purchase and Savings Plan (ESOP) transactions and stock option activity. Partially offsetting such increases were cash dividends paid of $91.0 million, purchases of 6.7 million shares of Company common stock for treasury at a cost of $157.1 million, and other comprehensive losses related to foreign currency translations of $40.9 million. The Company acquires its own common stock for general corporate purposes and, depending on its future cash position and market conditions, it may acquire additional shares in the future. In July 2001, the Company's Board of Directors rescinded the previous authorization limit for treasury stock purchases and issued a new authorization for the Company to purchase, in the aggregate, 20.0 million shares of its common stock. During the third and fourth quarters of 2001, the Company acquired 3.0 million shares of its common stock through open market purchases for treasury purposes. The Company had remaining authorization at December 31, 2001 to purchase 17.0 million shares of its common stock.

         The 2001 annual dividend of $.58 per share approximated our payout ratio target of 30.0 percent of the prior year's earnings (based on net income before the impairment of long-lived assets charge in 2000, net of tax). This annual dividend represented the twenty-second consecutive year that the dividend has increased and a compounded annual rate of increase of 23.5 percent since the dividend was reinstated in the fourth quarter of 1979. At a meeting held on February 6, 2002, the Board of Directors increased the quarterly dividend to $.15 per share.

         The changes in Cumulative other comprehensive loss consisted solely of foreign currency translation adjustments for all years presented in the Company's Consolidated Balance Sheets. The increases in 2001 of $40.9 million and in 2000 of $18.0 million were attributable to weakness in several foreign operation's functional currencies, while the 1999 increase of $100.7 million occurred primarily due to the devaluation of the Brazilian real. In January 2000, the Brazilian Central Bank eliminated its governmental policy of supporting and tightly managing the trading band of the real and allowed it to trade freely in the open market against other currencies. In January 2002, the Argentine government announced plans to discontinue its currency board policy of maintaining a one-to-one fixed exchange rate between the peso and U.S. dollar and will attempt to implement a controlled devaluation during 2002. Due to the uncertainty associated with this new currency policy, management is unable at this time to accurately estimate the future impact of the foreign currency translation of the Argentine peso on comprehensive income. The change in the currency translation rate of the Argentine peso is not expected to have a material impact on the results of operations of the International Coatings Segment.

         The Company's past operations included the manufacture and sale of lead pigments and lead-based paints. The Company, along with other companies, is a defendant in a number of legal proceedings, including purported class actions, separate actions brought by the State of Rhode Island, and actions brought by various counties, cities, school districts and other government-related entities, arising from the manufacture and sale of lead pigments and lead-based paints. The plaintiffs are seeking recovery based upon various legal theories, including negligence, strict liability, breach of warranty, negligent misrepresentations and omissions, fraudulent misrepresentations and omissions, concert of action, civil conspiracy, violations of unfair trade practices and consumer protection laws, enterprise liability, market share liability, nuisance, unjust enrichment and other theories. The plaintiffs seek various damages and relief, including personal injury and property damage, costs relating to the detection and abatement of lead-based paint

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

from buildings, costs associated with a public education campaign, medical monitoring costs and others. The Company believes that the litigation is without merit and is vigorously defending such litigation. The Company expects that additional lead pigment and lead-based paint litigation will be filed against the Company in the future asserting similar or different legal theories and seeking similar or different types of damages and relief.

         Litigation is inherently subject to many uncertainties. Adverse court rulings or determinations of liability, among other factors, could affect the lead pigment and lead-based paint litigation against the Company and encourage an increase in the number and nature of future claims and proceedings. In addition, from time to time, various legislation and administrative regulations have been enacted or proposed to impose obligations on present and former manufacturers of lead pigments and lead-based paints respecting asserted health concerns associated with such products and to overturn court decisions in which the Company and other manufacturers have been successful. Due to the uncertainties involved, management is unable to predict the outcome of the lead pigment and lead-based paint litigation, the number or nature of possible future claims and proceedings, or the affect that any legislation and/or administrative regulations may have on the litigation or against the Company. In addition, management cannot reasonably determine the scope or amount of the costs and potential liabilities related to such litigation, or any such legislation and regulations. The Company has not accrued any amounts for such litigation. Any costs that may be incurred or potential liabilities that may result from such litigation or such legislation and regulations cannot reasonably be estimated. However, based upon, among other things, the outcome of such litigation to date, management does not currently believe that the costs or potential liabilities ultimately determined to be attributable to the Company arising out of such litigation will have a material adverse effect on the Company's results of operations, liquidity or financial condition.

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

         Depreciation of capital expenditures and other expenses related to ongoing environmental compliance measures are included in the normal operating expenses of conducting business. The Company's capital expenditures, depreciation and other expenses related to ongoing environmental compliance measures were not material to the Company's financial condition, results of operations or liquidity during 2001, and the Company does not expect that such capital expenditures and other expenses will be material to the Company's financial condition, results of operations or liquidity in 2002.

         The Company is involved with environmental compliance, investigation and remediation activities at some of its current and former sites (including sites which were previously owned and/or operated by businesses acquired by the Company). The Company, together with other parties, has also been designated a potentially responsible party under federal and state environmental protection laws for the investigation and remediation of environmental contamination and hazardous waste at a number of third-party sites, primarily Superfund sites. The Company may be similarly designated with respect to additional third-party sites in the future.

         The Company accrues for environmental-related activities relating to its past operations and third-party sites, including Superfund sites, for which commitments or cleanup plans have been developed and for which costs can be reasonably estimated. These estimated costs are determined based on currently available facts regarding each site. The Company continuously assesses its potential liability for investigation and remediation-related activities and adjusts its environmental-related accruals as information becomes available upon which more accurate costs can be reasonably estimated and as additional accounting guidelines are issued which require changing the estimated costs or the procedure utilized in estimating such costs. Actual costs incurred may vary from these estimates due to the inherent uncertainties involved including, among others, the number and financial condition of parties involved with respect to any given site, the volumetric contribution which may be attributed to the Company relative to that attributed to other parties, the nature and magnitude of the wastes involved, the various technologies that can be used for remediation and the determination of acceptable remediation with respect to a particular site. The Company's environmental-related contingent liabilities are expected to be resolved over an extended period of time.

         Pursuant to a Consent Decree entered into with the United States of America in 1997, on behalf of the Environmental Protection Agency, filed in the United States District Court for the Northern District of Illinois, the Company has agreed, in part, to (i) conduct an investigation at its southeast Chicago, Illinois facility to determine the

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

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

    The Company does not believe that any potential liability ultimately attributed to the Company for its environmental-related matters will have a material adverse effect on the Company's financial condition, liquidity, cash flow or, except as set forth in the preceding paragraph, net income. See Note 9, on page 39 of this report, for discussion of the environmental-related accruals included in the Company's Consolidated Balance Sheets.

    The Company is exposed to market risk associated with interest rates and foreign currency exposure. The Company utilizes derivative instruments as part of its overall financial risk management policy, but does not use derivative instruments for speculative or trading purposes. The Company has partially hedged risks associated with fixed interest rate debt by entering into various interest rate swap agreements (see Note 7, on page 38 of this report). The Company does not believe that any potential loss related to interest rate exposure will have a material adverse effect on the Company's financial condition, results of operations or cash flows. The Company also entered into foreign currency option and forward contracts to hedge against value changes in foreign currency (see Note 4, on page 35 of this report). The Company believes it may experience continuing losses from foreign currency translation. However, the Company does not expect currency translation, transaction or hedging contract losses to have a material adverse effect on the Company's financial condition, results of operations or cash flows.

RESULTS OF OPERATIONS - 2001 VS 2000

    Consolidated net sales decreased 2.8 percent to $5.1 billion in 2001. The most significant factors impacting sales during the year came from the previously announced discontinued paint programs at certain customers in the Consumer Segment, continuing poor domestic and South American economic conditions and continuing weakness in foreign currency exchange rates. Excluding the effects of the previously announced discontinued paint programs, consolidated net sales would have been down 1.2 percent for the year.

    Net external sales in the Paint Stores Segment during 2001 increased 0.7 percent to $3.21 billion as higher architectural paint sales offset sales shortfalls in the product finishes and associated product categories. Sales in this Segment continued to be impacted by the sluggish domestic economy and weakness in product finishes sales. Sales to professional painters and industrial maintenance users showed gains for the year. Comparable-store sales decreased 1.3 percent in 2001. This Segment ended 2001 with 2,573 stores in operation compared to 2,488 stores in operation at the end of the prior year. The objective of the Paint Stores Segment is to expand its store base an average of roughly three percent each year. In 2001, the Segment added 85 net new stores through new store openings or acquisition and expects to add approximately 50 net new stores in 2002.

    External sales in the Consumer Segment decreased 9.0 percent during 2001 to $1.1 billion. Excluding the previously announced discontinued paint programs at certain customers, external sales for this Segment would have decreased 2.4 percent for the year. Sales comparisons will be impacted in the Consumer Segment for 2002 by the anticipated loss of sales caused by the disposition of the Cleaning Solutions Group business. This Segment also continues to be impacted by the sluggish domestic economy, which is expected to continue through 2002. The Segment's plans for 2002 include new product introductions and expansion of its presence at certain retailers and new customer accounts in preparation of an eventual economic recovery. The pending outcome of a bankruptcy filing for reorganization by a large retail customer may have an adverse effect on sales of this Segment. Management is unable to determine the poten-

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


tial impact on sales at this time.

    External sales in the Automotive Finishes Segment decreased 5.9 percent during 2001 to $464.2 million due primarily to the continuing negative impact of the soft domestic economy on this Segment's OEM sales that could not be offset by higher collision repair sales throughout the year. The Company expects that stronger collision repair sales, an increase in the number of automotive branches and sales from new product and color introductions will result in a sales increase for this Segment in 2002.

    External sales in the International Coatings Segment decreased 8.9 percent to $279.6 million. The sales decreases, in U.S. dollars, were due primarily to unfavorable currency exchange rates. Excluding the effects of currency exchange fluctuations relative to last year, net sales for the Segment increased 5.2 percent for 2001. Net sales for the year, in local currencies, continued to be impacted by competitive pricing and a shift in sales to lower priced products due to continued poor market and macroeconomic conditions in Brazil and Argentina. The Company expects to realize only minimal sales volume improvements in the International Coatings Segment in 2002 as economic conditions are not expected to improve in most South American countries in which we operate, especially in Argentina where a government controlled currency devaluation is being implemented during the beginning of 2002.

    Consolidated gross profit as a percent of sales decreased to 43.8 percent from 44.3 percent in 2000. The Company's gross profit margin was impacted by raw material cost increases, inflated energy costs and higher distribution costs during the first half of the year for 2001 versus 2000. Additionally, gross profit was impacted by rising health care and other employee benefit costs. The Paint Stores Segment's 2001 gross profit margin was flat versus 2000 as a favorable paint product sales mix and selective selling price increases were offset by a charge of $2.1 million for the costs associated with closing a manufacturing facility in the Chemical Coatings Division. Gross profit margin in the Consumer Segment was below last year due to the sales shortfall and competitive pricing pressures that prohibited selling price increases sufficient to offset higher year-over-year raw material, distribution and energy costs earlier in the year. Gross profit margin was essentially flat versus last year in the Automotive Finishes Segment. Selective selling price increases, a favorable product sales mix, and provisions for qualified exit costs recorded in 2000 improved the margin comparison in this Segment, while lower production volume and higher raw material, distribution and energy costs earlier in the year offset these improvements. Gross profit margin in the International Coatings Segment decreased primarily due to price competition and a market shift in product sales to lower priced products in the face of higher U.S. dollar denominated raw material costs.

    Consolidated selling, general and administrative expenses (SG&A) for 2001 were $1,729.9 million, which was $10.5 million below last year's spending level. As a percent of sales, SG&A increased to 34.1 percent from 33.4 percent in 2000 due primarily to lower sales. Overall, SG&A in all Segments is being impacted by rising health care and other employee benefit costs. The Paint Stores Segment's SG&A ratio was slightly unfavorable compared to last year primarily due to incremental increases in expenses associated with the 85 stores added through new store openings or acquisition. In spite of the sluggish market conditions, the Paint Stores Segment continues to invest in its business by opening or acquiring stores and maintaining customer service. A slightly favorable SG&A ratio in the Consumer Segment for 2001 as compared to last year was primarily a result of certain SG&A cost reductions in response to lower sales activity. In dollar spending, Consumer Segment SG&A for 2001 was approximately $37.0 million below last year. The Automotive Finishes Segment's SG&A was higher for the year as the Segment continued some incremental spending in order to maintain its market share and customer service levels in a competitive market. The International Coatings Segment's SG&A was favorable for the year due primarily to weaker foreign currencies and the effect on stating SG&A in U.S. dollars. As a percent of sales, this Segment's SG&A ratio increased due to lower sales volume.

    Consolidated segment operating profit for 2001 increased to $424.4 million or 8.4 percent of sales compared to $143.4 million or 2.8 percent of sales in 2000. During the fourth quarter of 2000, the Company recognized an asset impairment charge of $352.0 million against segment operating profit in the Consumer Segment to reduce the carrying values of certain long-lived assets, primarily goodwill, to their estimated fair values. Excluding the asset impairment charge, consolidated segment operating profit would have been $495.4 million in 2000 or 9.5 percent of sales. Segment operating profit of the Paint Stores Segment decreased to $390.5 million or 12.2 percent of sales as a favorable paint product sales mix and selective selling price increases could not offset the expense associated with closing a manufacturing facility in the Chemical Coatings Division and the incremental expenses related to new store openings. The Consumer Segment's operating profit declined to $108.2 million or
9.8 percent of external sales due primarily to the sales shortfall and competitive pricing pressures that prohibited selling price increases sufficient to offset higher year-over-year raw material, distribution and energy costs earlier in the year. Segment operating profit of the Automotive Finishes Segment decreased to $51.2 million or 11.0 percent of external sales primarily due to lower production volume and higher raw material, distribution and energy costs earlier in the year and incremental SG&A spending in order to maintain its

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

market share and customer service levels in a competitive market. Segment operating profit of the International Coatings Segment decreased to $4.9 million or 1.8 percent of external sales primarily due to increased price competition and a market shift in product sales to lower priced products in the face of higher U.S. dollar denominated raw material costs. There are certain risks in transacting business internationally, such as changes in applicable laws and regulatory requirements, political instability, general economic and labor conditions, fluctuations in currency exchange rates and expatriation restrictions, which could adversely affect the financial condition or results of operation of the Company's consolidated foreign subsidiaries. Corporate expenses decreased in 2001 primarily due to the reduction in certain information systems expenses and decreased interest expense which were partially offset by increases in certain unallocated employee benefit expenses. Refer to Note 16, on pages 44 through 46 of this report, for additional reportable segment information.

    Interest expense decreased in 2001 primarily due to lower average short-term debt outstanding and rates. However, interest coverage decreased to 8.8 times in 2001 versus 9.0 times in 2000, excluding the effects of the asset impairment charge, due primarily to lower income before income taxes in 2001. Fixed charge coverage, which is calculated using interest and rent expense, decreased to 5.2 times in 2001 from 5.7 times in 2000, excluding the effects of the asset impairment charge.

    Interest and net investment income decreased in 2001 primarily due to lower average balances of cash and cash equivalents, partially offset by higher average yields. Other expense - net for 2001 was essentially flat with 2000, as gains from the sale of certain assets were partially offset by provisions for environmental matters in 2001. See Note 4, on page 35 of this report, for further detail on Other expense - net. As shown in Note 13, on page 43 of this report, the effective income tax rate increased to 38.0 percent in 2001 from
37.5 percent in 2000, excluding the effects of the asset impairment charge, due to the impact of certain investment vehicles.

    Net income increased in 2001 to $263.2 million from $16.0 million in 2000. Net income per share-diluted increased to $1.68 per share compared to $.10 per share last year. See Note 15, on page 44 of this report, for detailed computations. Excluding the effects of the asset impairment charge in 2000, net income for 2000 was $309.7 million and net income per share-diluted was $1.90 per share.

RESULTS OF OPERATIONS - 2000 VS 1999

    Consolidated net sales increased 4.2 percent to $5.2 billion in 2000, primarily due to increased sales in the Paint Stores, Automotive Finishes and International Coatings Segments that were partially offset by decreased sales in the Consumer Segment.

    Net external sales in the Paint Stores Segment during 2000 increased 6.1 percent to $3.2 billion as higher volume sales of paint products outpaced increases in the stores' other product lines (wallcoverings, floorcoverings, spray equipment and associated products) with sales to professional painters and industrial users showing the greatest gains. Comparable-store sales increased
3.7 percent in 2000. In 2000, the Segment added 92 net new stores and ended the year with 2,488 stores in operation compared to 2,396 stores in operation at the end of 1999.

    External sales in the Consumer Segment decreased 0.4 percent during 2000 to $1.2 billion primarily due to a sluggish domestic do-it-yourself market. New product launches, sales to new customers and increased sales to certain existing customers could not offset the effects of the sluggish retail market.

    External sales in the Automotive Finishes Segment increased 4.8 percent during 2000 to $493.4 million due primarily to the sales of vehicle refinish products. The soft domestic economy during the fourth quarter of 2000 negatively impacted this Segment's OEM sales.

    External sales in the International Coatings Segment for 2000 increased 2.6 percent to $307.0 million due primarily to increased gallons sold. Sales in local currencies were up 6.5 percent, while U.S. dollar comparisons were affected by currency conversions. Net sales for 2000 continued to be impacted by a shift in sales to lower priced products and competitive pricing due to poor market conditions in South America, particularly in Argentina.

    Consolidated gross profit as a percent of sales decreased in 2000 to 44.3 percent from 44.9 percent in 1999. The Company's gross profit margin was impacted by raw material cost increases, inflated energy costs and higher distribution costs. The Paint Stores Segment's 2000 gross profit margin was slightly higher than 1999 primarily due to increased paint volume sales, a favorable product sales mix and selective selling price increases. Gross profit margin in the Consumer Segment for 2000 was lower than 1999 as competitive pricing pressures prohibited selling price increases sufficient to offset increased raw material costs and higher distribution costs. In addition, costs associated with new product launches and new customer start-ups could not be offset by volume related manufacturing efficiencies and certain cost reductions. Gross profit margin decreased in the Automotive Finishes Segment during 2000 and was also unfavorably impacted by increased raw material costs. Gross profit margin in the International Coatings Segment decreased primarily due to price competition, increased raw material costs and an unfavorable product sales mix to lower margin products in 2000.

    SG&A expenses for 2000 remained flat as a percent of sales at 33.4 percent. Increased expenses in 2000 related to new store openings, new products, new customers and the

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


consolidation of two research facilities and division administrative functions into the automotive technology center. Offsetting these increased expenses was the reduction in costs in 2000 due to the completion in 1999 of the Company's Year 2000 compliance project. The Paint Stores Segment's 2000 SG&A ratio was slightly unfavorable compared to 1999 primarily due to increased expenses related to 92 net new store openings. The Paint Stores Segment continued its investment in expanding its business in spite of the soft domestic economy during the latter part of 2000. A slightly favorable SG&A ratio in the Consumer Segment for 2000 as compared to 1999 was primarily a result of certain administrative cost reductions partially offset by decreased sales and increased costs of new product launches and new customer start-ups. The Automotive Finishes Segment's SG&A ratio in 2000 was also slightly favorable compared to 1999 primarily due to higher sales volume partially offset by severance and moving costs associated with the consolidation of the Segment's research and administrative functions into the newly purchased automotive technology center. The International Coatings Segment's SG&A ratio for 2000 was unfavorable primarily due to higher commissions in Brazil relating to increased sales, partially offset by overall sales increases.

    During the fourth quarter of 2000, the Company recognized an asset impairment charge of $352.0 million ($293.6 million after-tax or $1.80 per diluted share) in the Consumer Segment to reduce the carrying values of certain long-lived assets, primarily goodwill, to their estimated fair values. Cash flow in 2000 was not affected by this accounting charge which is more fully described in Note 2 on page 35 of this report. Accordingly, consolidated segment operating profit for 2000 was reduced to 2.8 percent of sales compared to 9.8 percent of sales in 1999. Excluding the asset impairment charge, consolidated segment operating profit in 2000 increased 1.1 percent but declined as a percent of sales to 9.5 percent from 9.8 percent in 1999. Segment operating profit of the Paint Stores Segment for 2000 increased 9.2 percent to 12.9 percent of sales, as increased paint volume sales, a favorable product mix and selective selling price increases more than offset increased expenses related to new store openings. The Consumer Segment's 2000 operating profit, excluding the effects of the asset impairment charge, declined 8.0 percent primarily due to competitive pricing pressures that did not allow recovery of all increased raw material costs and higher distribution costs. Segment operating profit during 2000 for the Automotive Finishes Segment decreased $5.3 million or 7.9 percent primarily due to increased raw material costs and disposition and termination of operations expenses of $6.8 million for two research centers idled by the consolidation into the new automotive technology center. See Note 5, on page 36 of this report, for additional disposition and termination of operations information. Segment operating profit of the International Coatings Segment decreased in 2000 to $17.7 million from $33.9 million in 1999 primarily due to increased price competition, increased raw material costs and an unfavorable product sales mix to lower margin products. Corporate expenses decreased in 2000 primarily due to the reduction in certain information systems expenses, including the completion of the Company's Year 2000 compliance project in 1999, partially offset by increased interest expense and certain unallocated employee benefit expenses. Refer to Note 16, on pages 44 through 46 of this report, for additional reportable segment information.

    Interest expense increased slightly in 2000 primarily due to higher average short-term debt outstanding and rates, partially offset by lower average long-term debt outstanding. As a result, interest coverage, excluding the effects of the asset impairment charge, remained unchanged from 1999 at 9.0 times. Interest coverage in 2000, after recording the effects of the asset impairment charge, decreased to 3.3 times. Fixed charge coverage, excluding the effects of the asset impairment charge, which is calculated using interest and rent expense, decreased to 5.7 times in 2000 from 5.8 times in 1999. Fixed charge coverage in 2000, after recording the effects of the asset impairment charge, was 2.4 times.

    Interest and net investment income decreased in 2000 primarily due to lower average cash and short-term investment balances, partially offset by higher average yields. See Note 4, on page 35 of this report, for further detail on Other expense - net. As shown in Note 13, on page 43 of this report, the effective income tax rate was 88.9 percent in 2000 due to the effect of a portion of the asset impairment charge that was not deductible for tax purposes. Excluding the effects of the asset impairment charge, the effective tax rate declined to 37.5 percent from 38.0 percent in 1999.

    Net income decreased in 2000 to $16.0 million from $303.9 million in 1999 due primarily to the effects of the asset impairment charge. Net income per share-diluted for 2000 was reduced to $.10 per share from $1.80 in 1999. See
Note 15, on page 44 of this report, for detailed computations. Excluding the effects of the asset impairment charge, net income for 2000 increased 1.9 percent to $309.7 million, and net income per share-diluted increased 5.6 percent to $1.90 per share.

                              REPORT OF MANAGEMENT

Shareholders
The Sherwin-Williams Company

    We have prepared the accompanying consolidated financial statements and related information included herein for the years ended December 31, 2001, 2000 and 1999. The primary responsibility for the integrity of the financial information rests with management. This information is prepared in accordance with accounting principles generally accepted in the United States, based upon our best estimates and judgments and giving due consideration to materiality.

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


/s/ C. M. CONNOR

C. M. Connor
Chairman and Chief
Executive Officer


/s/ S. P. HENNESSY

S. P. Hennessy
Senior Vice President - Finance,
Treasurer and Chief Financial
Officer


/s/ J. L. AULT

J. L. Ault
Vice President -
Corporate Controller


                         REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
The Sherwin-Williams Company
Cleveland, Ohio

    We have audited the accompanying consolidated balance sheets of The Sherwin-Williams Company and subsidiaries as of December 31, 2001, 2000 and 1999, and the related statements of consolidated income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Sherwin-Williams Company and subsidiaries at December 31, 2001, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


/s/ ERNEST & YOUNG LLP

Cleveland, Ohio
January 25, 2002

                        STATEMENTS OF CONSOLIDATED INCOME


(Thousands of Dollars Except Per Share Data)


                                                                  YEAR ENDED DECEMBER 31,
                                                       -----------------------------------------------
                                                           2001              2000              1999
                                                       -----------       -----------       -----------
Net sales ........................................     $ 5,066,005       $ 5,211,624       $ 5,003,837

Cost of goods sold ...............................       2,846,376         2,904,013         2,755,323

Gross profit .....................................       2,219,629         2,307,611         2,248,514
   Percent to net sales ..........................            43.8%             44.3%             44.9%

Selling, general and administrative expenses .....       1,729,855         1,740,367         1,673,449
   Percent to net sales ..........................            34.1%             33.4%             33.4%

Impairment of long-lived assets ..................                           352,040

Operating income .................................         489,774           215,204           575,065
   Percent to net sales ..........................             9.7%              4.1%             11.5%

Interest expense .................................          54,627            62,026            61,168
Interest and net investment income ...............          (4,087)           (4,981)           (5,761)
Other expense - net ..............................          14,785            14,753            29,540
                                                       -----------       -----------       -----------

Income before income taxes .......................         424,449           143,406           490,118

Income taxes .....................................         161,291           127,380           186,258
                                                       -----------       -----------       -----------

Net income .......................................     $   263,158       $    16,026       $   303,860
                                                       ===========       ===========       ===========

Net income per share:
   Basic .........................................     $      1.69       $       .10       $      1.81
                                                       ===========       ===========       ===========

   Diluted .......................................     $      1.68       $       .10       $      1.80
                                                       ===========       ===========       ===========

See notes to consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS

(Thousands of Dollars)

                                                                                               DECEMBER 31,
                                                                              ---------------------------------------------
                                                                                 2001              2000             1999
                                                                              -----------      -----------      -----------
ASSETS
Current assets:
    Cash and cash equivalents ............................................    $   118,814      $     2,896      $    18,623
    Accounts receivable, less allowance ..................................        523,278          594,162          606,046
    Inventories:
        Finished goods ...................................................        530,916          597,472          591,912
        Work in process and raw materials ................................        101,847          106,255          111,476
                                                                              -----------      -----------      -----------
                                                                                  632,763          703,727          703,388
    Deferred income taxes ................................................        104,672          104,662          108,899
    Other current assets .................................................        127,418          146,092          141,143
                                                                              -----------      -----------      -----------
        Total current assets .............................................      1,506,945        1,551,539        1,578,099

Goodwill .................................................................        672,397          705,547        1,039,555
Intangible assets ........................................................        247,489          259,085          274,924
Deferred pension assets ..................................................        393,587          364,351          334,094
Other assets .............................................................        134,819          147,769           94,464
Property, plant and equipment:
    Land .................................................................         64,447           65,546           62,517
    Buildings ............................................................        441,418          431,524          431,802
    Machinery and equipment ..............................................      1,024,701          980,560          913,346
    Construction in progress .............................................         34,070           52,779           40,262
                                                                              -----------      -----------      -----------
                                                                                1,564,636        1,530,409        1,447,927
    Less allowances for depreciation .....................................        891,948          808,030          736,251
                                                                              -----------      -----------      -----------
                                                                                  672,688          722,379          711,676
                                                                              -----------      -----------      -----------

Total Assets .............................................................    $ 3,627,925      $ 3,750,670      $ 4,032,812
                                                                              ===========      ===========      ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Short-term borrowings ................................................                     $   106,854
    Accounts payable .....................................................    $   454,410          448,799      $   458,919
    Compensation and taxes withheld ......................................        141,640          137,211          140,934
    Current portion of long-term debt ....................................        111,852           12,920          119,949
    Other accruals .......................................................        326,854          334,891          335,691
    Accrued taxes ........................................................        106,597           74,568           85,396
                                                                              -----------      -----------      -----------
        Total current liabilities ........................................      1,141,353        1,115,243        1,140,889

Long-term debt ...........................................................        503,517          620,675          621,957
Postretirement benefits other than pensions ..............................        209,963          208,673          206,591
Other long-term liabilities ..............................................        285,328          334,215          364,843
Shareholders' equity:
    Preferred stock - convertible, participating, no par value:
        168,305 shares outstanding at December 31, 2001 ..................        168,305
    Unearned ESOP compensation ...........................................       (168,305)
    Common stock - $1.00 par value: 153,978,356, 159,558,335
        and 165,663,601 shares outstanding at December 31, 2001,
        2000 and 1999, respectively ......................................        208,031          206,848          206,309
    Other capital ........................................................        200,643          158,650          150,887
    Retained earnings ....................................................      2,120,927        1,948,753        2,020,851
    Treasury stock, at cost ..............................................       (837,284)        (678,778)        (533,891)
    Cumulative other comprehensive loss ..................................       (204,553)        (163,609)        (145,624)
                                                                              -----------      -----------      -----------
        Total shareholders' equity .......................................      1,487,764        1,471,864        1,698,532
                                                                              -----------      -----------      -----------

Total Liabilities and Shareholders' Equity ...............................    $ 3,627,925      $ 3,750,670      $ 4,032,812
                                                                              ===========      ===========      ===========

See notes to consolidated financial statements.

                      STATEMENTS OF CONSOLIDATED CASH FLOWS

(Thousands of Dollars)

                                                                                   YEAR ENDED DECEMBER 31,
                                                                           ---------------------------------------
                                                                             2001           2000           1999
                                                                           ---------      ---------      ---------
OPERATING ACTIVITIES
Net income ...........................................................     $ 263,158      $  16,026      $ 303,860
Adjustments to reconcile net income to net operating cash:
    Impairment of long-lived assets ..................................                      352,040
    Depreciation .....................................................       109,187        108,906        105,350
    Deferred income taxes ............................................        15,677        (26,886)        21,170
    Provisions for qualified exit costs ..............................         5,302          3,304          6,331
    Impairment charges-net on assets held for disposal ...............         6,402          4,719          1,309
    Provisions for environmental-related matters .....................         5,609                        16,334
    Amortization of intangible assets ................................        38,911         51,124         50,394
    Defined benefit pension plans net credit .........................       (29,366)       (29,629)       (28,083)
    Income tax effect of ESOP on other capital .......................        22,902
    Net increase in postretirement liability .........................         2,990          3,682          3,428
    Foreign currency related losses ..................................         2,277          2,115          3,333
    Other ............................................................         1,101          9,980         15,546
Change in working capital accounts:
    Decrease (increase) in accounts receivable .......................        61,497         21,264        (28,212)
    Decrease (increase) in inventories ...............................        72,132          6,188        (24,420)
    Increase (decrease) in accounts payable ..........................        10,233        (21,790)        60,487
    Increase (decrease) in accrued taxes .............................        31,468        (11,744)         6,019
    Other ............................................................        17,035        (22,645)         3,650
Unusual tax-related payment ..........................................       (65,677)
Increase in long-term accrued taxes ..................................           419         10,005         15,715
Payments for environmental-related matters ...........................       (17,565)        (9,105)       (15,808)
Payments for qualified exit costs ....................................        (3,326)        (6,173)       (15,529)
Other ................................................................        11,280          1,963        (13,808)
                                                                           ---------      ---------      ---------
    Net operating cash ...............................................       561,646        463,344        487,066

INVESTING ACTIVITIES
Capital expenditures .................................................       (82,572)      (132,778)      (134,171)
Acquisitions of businesses ...........................................       (15,162)       (60,108)       (15,427)
Increase in other investments ........................................       (16,614)       (51,163)       (23,435)
Proceeds from sale of assets .........................................         9,866          7,670          9,409
Other ................................................................        13,590        (16,659)          (298)
                                                                           ---------      ---------      ---------
    Net investing cash ...............................................       (90,892)      (253,038)      (163,922)

FINANCING ACTIVITIES
Net (decrease) increase in short-term borrowings .....................      (106,854)       106,854
Increase in long-term debt ...........................................                        8,487
Payments of long-term debt ...........................................       (16,210)      (116,344)       (98,982)
Payments of cash dividends ...........................................       (90,984)       (88,124)       (80,954)
Proceeds from stock options exercised ................................        17,798          6,419          7,107
Treasury stock purchased .............................................      (157,088)      (146,857)      (145,806)
Other ................................................................          (786)         3,898         (2,225)
                                                                           ---------      ---------      ---------
    Net financing cash ...............................................      (354,124)      (225,667)      (320,860)

Effect of exchange rate changes on cash ..............................          (712)          (366)        (2,794)
                                                                           ---------      ---------      ---------

Net increase (decrease) in cash and cash equivalents .................       115,918        (15,727)          (510)
Cash and cash equivalents at beginning of year .......................         2,896         18,623         19,133
                                                                           ---------      ---------      ---------
Cash and cash equivalents at end of year .............................     $ 118,814      $   2,896      $  18,623
                                                                           =========      =========      =========

Income taxes paid ....................................................     $ 129,435      $ 156,514      $ 153,890
Interest paid ........................................................        55,769         64,400         61,868


See notes to consolidated financial statements.

                 STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

(Thousands of Dollars Except Per Share Data)

                                                                UNEARNED
                                              PREFERRED           ESOP            COMMON            OTHER           RETAINED
                                                STOCK         COMPENSATION        STOCK            CAPITAL          EARNINGS
                                             -----------      ------------      -----------      -----------      -----------
Balance at January 1, 1999 .............                                        $   205,701      $   143,686      $ 1,797,945
Comprehensive income:
    Net income .........................                                                                              303,860
    Other comprehensive loss ...........

        Comprehensive income ...........
Treasury stock purchased ...............
Stock issued (tendered)
    for exercise of options ............                                                463            8,597
Stock tendered in connection
    with restricted stock grants .......
Restricted stock grants
    (net activity) .....................                                                145              (69)
Stock acquired for trust ...............                                                              (1,327)
Cash dividends -- $.48 per share .......                                                                              (80,954)
                                                                                -----------      -----------      -----------

Balance at December 31, 1999 ...........                                            206,309          150,887        2,020,851
Comprehensive income:
    Net income .........................                                                                               16,026
    Other comprehensive loss ...........

        Comprehensive loss .............
Treasury stock purchased ...............
Stock issued (tendered)
    for exercise of options ............                                                534            8,121
Restricted stock grants
    (net activity) .....................                                                  5            3,176
Stock acquired for trust ...............                                                              (1,199)
Treasury stock transferred to trust ....                                                              (2,335)
Cash dividends -- $.54 per share .......                                                                              (88,124)
                                                                                -----------      -----------      -----------

Balance at December 31, 2000 ...........                                            206,848          158,650        1,948,753
Comprehensive income:
    Net income .........................                                                                              263,158
    Other comprehensive loss ...........

        Comprehensive income ...........
Treasury stock purchased ...............
Issuance of preferred stock
    to pre-fund ESOP ...................     $   250,000      $  (250,000)
Income tax effect of ESOP ..............                                                              22,902
Redemption of preferred stock ..........         (81,695)          81,695
Stock issued (tendered)
    for exercise of options ............                                              1,031           19,947
Stock tendered in connection
    with restricted stock grants .......
Restricted stock grants
    (net activity) .....................                                                152              979
Stock acquired for trust ...............                                                              (1,835)
Cash dividends -- $.58 per share .......                                                                              (90,984)
                                             -----------      -----------       -----------      -----------      -----------

Balance at December 31, 2001 ...........     $   168,305      $  (168,305)      $   208,031      $   200,643      $ 2,120,927
                                             ===========      ===========       ===========      ===========      ===========

                                                              CUMULATIVE
                                                                 OTHER
                                               TREASURY      COMPREHENSIVE
                                                STOCK             LOSS            TOTAL
                                             -----------     -------------     -----------
Balance at January 1, 1999 .............     $  (386,465)     $   (44,927)     $ 1,715,940
Comprehensive income:
    Net income .........................                                           303,860
    Other comprehensive loss ...........                         (100,697)        (100,697)
                                                                               -----------
        Comprehensive income ...........                                           203,163
Treasury stock purchased ...............        (145,806)                         (145,806)
Stock issued (tendered)
    for exercise of options ............            (252)                            8,808
Stock tendered in connection
    with restricted stock grants .......          (1,368)                           (1,368)
Restricted stock grants
    (net activity) .....................                                                76
Stock acquired for trust ...............                                            (1,327)
Cash dividends -- $.48 per share .......                                           (80,954)
                                             -----------      -----------      -----------

Balance at December 31, 1999 ...........        (533,891)        (145,624)       1,698,532
Comprehensive income:
    Net income .........................                                            16,026
    Other comprehensive loss ...........                          (17,985)         (17,985)
                                                                               -----------
        Comprehensive loss .............                                            (1,959)
Treasury stock purchased ...............        (146,857)                         (146,857)
Stock issued (tendered)
    for exercise of options ............            (365)                            8,290
Restricted stock grants
    (net activity) .....................                                             3,181
Stock acquired for trust ...............                                            (1,199)
Treasury stock transferred to trust ....           2,335
Cash dividends -- $.54 per share .......                                           (88,124)
                                             -----------      -----------      -----------

Balance at December 31, 2000 ...........        (678,778)        (163,609)       1,471,864
Comprehensive income:
    Net income .........................                                           263,158
    Other comprehensive loss ...........                          (40,944)         (40,944)
                                                                               -----------
        Comprehensive income ...........                                           222,214
Treasury stock purchased ...............        (157,088)                         (157,088)
Issuance of preferred stock
    to pre-fund ESOP ...................
Income tax effect of ESOP ..............                                            22,902
Redemption of preferred stock ..........
Stock issued (tendered)
    for exercise of options ............            (532)                           20,446
Stock tendered in connection
    with restricted stock grants .......            (886)                             (886)
Restricted stock grants
    (net activity) .....................                                             1,131
Stock acquired for trust ...............                                            (1,835)
Cash dividends -- $.58 per share .......                                           (90,984)
                                             -----------      -----------      -----------

Balance at December 31, 2001 ...........     $  (837,284)     $  (204,553)     $ 1,487,764
                                             ===========      ===========      ===========

See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Thousands of Dollars Unless Otherwise Indicated)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

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

         REPORTABLE SEGMENTS. See Note 16.

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

                  INVESTMENTS IN SECURITIES: The Company maintains certain long-term investments, classified as available for sale securities, in a fund to provide for payment of health care benefits of certain qualified employees. The estimated fair values of these securities, included in Other assets, of $10,182, $15,913, and $21,093 at December 31, 2001, 2000, and 1999, respectively, are based on quoted market prices.

                  LONG-TERM DEBT (INCLUDING CURRENT PORTION): The fair values of the Company's publicly traded debentures, shown below, are based on quoted market prices. The fair values of the Company's non-traded debt, also shown below, are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. See Note 7 for the fair value of interest rate swap contracts.

                                                   DECEMBER 31,
                            ---------------------------------------------------------
                                    2001               2000               1999
                            ------------------  ------------------ ------------------
                            CARRYING   FAIR     Carrying   Fair    Carrying   Fair
                             AMOUNT    VALUE     Amount    Value    Amount    Value
                            --------  --------  --------  -------- --------  --------

Publicly traded debt .....  $603,762  $598,529  $613,709  $592,113 $726,017  $698,031

Non-traded debt ..........    13,184    12,571    19,886    17,752   15,889    14,792

                  DERIVATIVE INSTRUMENTS: The Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, effective January 1, 2001 with no impact on the Company's results of operations, liquidity or financial condition. SFAS No. 133 requires all derivative instruments to be recorded as either assets or liabilities at fair value. Gains or losses resulting from changes in the values of those derivative instruments may be recognized immediately or deferred depending on the use of the derivative or whether it's designated as a hedge. The Company utilizes derivative instruments as part of its overall financial risk management policy. The Company does not use derivative instruments for speculative or trading purposes. The Company entered into interest rate swap contracts during 2001 primarily to hedge against interest rate risks. See Note 7. The Company also entered into option and forward currency exchange contracts in 2001 primarily to hedge against foreign currency risk exposure. See Note 4.

                  NON-TRADED INVESTMENTS: It was not practicable to estimate the fair value of the Company's investment in certain non-traded investments because of the lack of quoted market prices and the inability to estimate fair values without incurring excessive costs. The carrying amounts, included in Other assets, of $13,771, $25,143, and $15,860 at December 31, 2001, 2000, and 1999, respectively, represent the Company's best estimate of current economic values of these investments.

         INVESTMENT IN LIFE INSURANCE. The Company invests in broad-based corporate owned life insurance. The cash surrender values of the policies, net of policy loans, are included in Other assets. The net expense associated with such investment is included in Other expense - net. Such expense was immaterial to Income before income taxes.

         IMPAIRMENT OF LONG-LIVED ASSETS. The Company evaluates the recoverability of long-lived assets and the related estimated remaining lives at each balance sheet date. The Company records an impairment or change in useful life whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." See Note 2. See Impact of recently issued accounting standards below for information on SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

         GOODWILL. Goodwill represents the cost in excess of fair value of net assets acquired in business combinations accounted for by the purchase method and is amortized on a

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Thousands of Dollars Unless Otherwise Indicated)

straight-line basis over the expected period of benefit ranging from 10 to 40 years for acquisitions prior to July 1, 2001. Accumulated amortization of goodwill was $104,746, $84,827 and $107,365 at December 31, 2001, 2000, and
1999, respectively. See Note 2. The Company adopted SFAS No. 141, "Business Combinations," which supersedes Accounting Principles Board Opinion (APBO) No. 16, as required on July 1, 2001. SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations and changes the criteria to recognize intangible assets apart from goodwill. The adoption of this statement had no impact on the Company's results of operations, liquidity or financial condition. See Impact of recently issued accounting standards below for information on SFAS No. 142, "Goodwill and Other Intangible Assets."

         INTANGIBLES. Intangible assets include non-compete covenants, operating rights, patents, and trademarks. These assets are amortized on a straight-line basis over the expected period of benefit ranging from 2 to 40 years. Accumulated amortization of intangible assets, net of writeoffs of fully amortized intangible assets in 2001, was $87,897, $129,320, and $119,125 at December 31, 2001, 2000, and 1999, respectively.

         PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment is stated on the basis of cost. Depreciation is provided principally by the straight-line method. The major classes of assets and ranges of depreciation rates are as follows:

Buildings .......................    2% - 6-2/3%
Machinery and equipment .........    4% - 20%
Furniture and fixtures ..........    5% - 33-1/3%
Automobiles and trucks ..........   10% - 33-1/3%

         LETTERS OF CREDIT. The Company occasionally enters into standby letter of credit agreements to guarantee various operating activities. These agreements, which expire in 2002, provide credit availability to the various beneficiaries if certain contractual events occur. Amounts outstanding under these agreements totaled $14,400, $12,230, and $14,177 at December 31, 2001, 2000, and 1999, respectively.

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

         COMPREHENSIVE INCOME. Cumulative other comprehensive loss consisted solely of foreign currency translation adjustments for all years presented.

         REVENUE RECOGNITION. Substantially all revenues are recognized when products are shipped and title has passed to unaffiliated customers.

         TECHNICAL EXPENDITURES. Total technical expenditures include research and development costs, quality control, product formulation expenditures and other similar items. Research and development costs included in technical expenditures were $37,193, $33,927, and $27,200 for 2001, 2000, and 1999, respectively.

         ADVERTISING EXPENSES. The cost of advertising is expensed as incurred. The Company incurred $236,259, $276,078, and $265,411 in advertising costs during 2001, 2000, and 1999, respectively.

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

         STOCK-BASED COMPENSATION. The Company uses the intrinsic value method of accounting for stock-based compensation in accordance with APBO No. 25. See
Note 12 for pro forma disclosure of net income and earnings per share under the fair value method of accounting for stock-based compensation as prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation."

         EARNINGS PER SHARE. Shares of preferred stock held in an unallocated account of the ESOP (see Note 10) and common stock held in a revocable trust (see Note 11) are not considered outstanding shares for basic or diluted net income per share calculations. All references to "shares or per share information" throughout this report relate to common shares, unless otherwise indicated. Basic net income per share is computed based on the weighted-average number of shares outstanding during the year. Diluted net income per share is computed based on the weighted-average number of shares outstanding plus all dilutive securities potentially outstanding during the year. See Note 15. All references to net income or losses per share throughout this report are stated on a diluted per share basis, unless otherwise indicated.

         IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS. During 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which supersedes APBO No. 17, "Intangible Assets." Goodwill and intangible assets deemed to

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Thousands of Dollars Unless Otherwise Indicated)

have indefinite lives will no longer be amortized but will be subject to impairment tests in accordance with SFAS No. 142. Other intangible assets will continue to be amortized over their useful lives. This statement is effective for fiscal years beginning after December 15, 2001 for goodwill and intangible assets acquired before July 1, 2001. However, this statement was effective July 1, 2001 for all goodwill and intangible assets acquired after June 30, 2001. The Company has adopted or will adopt SFAS No. 142 in the required periods. Application of the non-amortization provisions of the statement is expected to increase net income approximately $24.7 million for the full year 2002. Prior to the end of the first and second quarters of 2002, the Company will perform the required impairment tests of intangible assets deemed to have indefinite lives and the first step in testing goodwill for impairment, respectively, as of January 1, 2002. Management has not yet determined the effect on the Company's results of operations, financial condition or liquidity of any potential impairments resulting from such tests. Also during 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes SFAS No. 121 and parts of APBO No. 30. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. This statement retains many of the fundamental provisions of SFAS No. 121 relating to assets to be held and used, but excludes goodwill and intangible assets that are not amortized. This statement also supercedes the accounting and reporting provisions for the disposal of a segment of a business found in APBO No. 30. The Company will adopt this statement as required, and management does not believe the adoption will have a material effect on the Company's results of operations, financial condition or liquidity.

         RECLASSIFICATION. Certain amounts in the 2000 and 1999 consolidated financial statements have been reclassified to conform with the 2001 presentation.

NOTE 2 - IMPAIRMENT OF LONG-LIVED ASSETS

         During the fourth quarter of 2000, the Company recognized an impairment charge of $352,040 ($293,628 after tax or $1.80 per share) to reduce the carrying values of certain long-lived assets to their estimated fair values. Charges of $342,522 reduced goodwill while the remaining portion of the charge primarily reduced fixed assets. The impaired assets are part of the Consumer Segment related to the previous acquisitions of Thompson Minwax Holding Corp. and Pratt & Lambert United, Inc., and purchases of the assets of Sunshine Quality Products, Inc. and the Household and Professional Products Division of Grow Group, Inc. Current losses, cash flow deficiencies and cash flow shortfalls from expectations indicated an impairment review was necessary. Undiscounted future cash flows estimated by management established that impairment existed. The amount of impairment was estimated using a discounted cash flow valuation technique incorporating a discount rate commensurate with the risks involved for each group of assets.

NOTE 3 - INVENTORIES

         Inventories are stated at the lower of cost or market with cost determined principally on the last-in, first-out (LIFO) method which provides a better matching of current costs and revenues. The following presents the effect on inventories, net income and net income per share had the Company used the first-in, first-out (FIFO) inventory valuation method adjusted for income taxes at the statutory rate and assuming no other adjustments. This information is presented to enable the reader to make comparisons with companies using the FIFO method of inventory valuation.

                                                   2001            2000          1999
                                                ---------       ---------      --------
Percentage of total inventories on LIFO .......        88%             89%           90%
Excess of FIFO over LIFO ...................... $ 112,669       $ 110,124      $ 97,953
Decrease in net income due to LIFO ............    (1,567)         (7,916)         (894)
Decrease in net income per share due
   to LIFO ....................................      (.01)           (.05)         (.01)

NOTE 4 - OTHER EXPENSE - NET

   A summary of significant items included in Other expense - net is as follows:

                                                   2001           2000           1999
                                                ---------       ---------      --------
Dividend and royalty income ................... $  (3,922)      $  (4,144)     $ (4,692)
Net (income) expense of financing
  and investing activities ....................    (1,796)         10,926         7,084
Provisions for environmental
  matters - net (see Note 9) ..................     5,609                        15,402
Disposition and termination of
  operations expense - net (see Note 5) .......     7,304           6,968         3,830
Foreign currency related losses ...............     2,277           2,115         3,333
Other expense (income) ........................     5,313          (1,112)        4,583
                                                ---------       ---------      --------
                                                $  14,785       $  14,753      $ 29,540
                                                =========       =========      ========

         The net (income) expense of financing and investing activities represents the net realized gains or losses from disposing of fixed assets, the net gain or loss associated with the investment in certain long-term asset funds, the net pretax expense associated with the Company's investment in broad-based corporate owned life insurance and other related fees.

         Foreign currency related losses include foreign currency transaction losses and realized and unrealized gains and losses from foreign currency option and forward contracts. All foreign currency option and forward contracts outstanding at December 31, 2001 have maturity dates of less than twelve months and are undesignated hedges with value changes being recognized currently in earnings in accordance with SFAS No. 133. These derivative instrument

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Thousands of Dollars Unless Otherwise Indicated)

values are included in either Other current assets or Other accruals on the balance sheet and were immaterial at December 31, 2001. There were no foreign currency option and forward contracts outstanding at December 31, 2000 and 1999.

NOTE 5 - DISPOSITION AND TERMINATION OF OPERATIONS

         The Company is continually re-evaluating its operating facilities against its long-term strategic goals. Upon commitment to a formal shutdown plan of an operating facility, provisions are made for all estimated qualified exit costs in accordance with Emerging Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity" and other related accounting guidance. Qualified exit costs include primarily post-closure rent expenses, incremental post-closure costs and costs of employee terminations. Adjustments may be made to prior provisions for qualified exit costs if information becomes available upon which more accurate amounts can be reasonably estimated. Concurrently, property, plant and equipment is tested for impairment in accordance with SFAS No. 121 and, if impairment exists, carrying value is reduced to estimated net fair value. Adjustments may be made for subsequent revisions in estimated net fair value, not to exceed original asset carrying value before impairment.

         During the fourth quarter of 2001, formal plans were approved to close two manufacturing facilities in the Paint Stores and Consumer Segments. During 2000, two research centers in the Automotive Finishes Segment and a distribution center in the Consumer Segment were closed. In 1999, two manufacturing facilities and a leased warehouse were closed in the Consumer Segment. Qualified exit costs were accrued and asset impairment charges recorded for all of these facilities. The following table summarizes disposition and termination of operations activities.


                                                    2001            2000           1999
                                                  ---------       ---------      --------

QUALIFIED EXIT COSTS:
  Beginning accruals - January 1 ...............  $  17,903       $  20,772      $ 29,970
  Provisions in Cost of goods sold .............      4,400           1,055         3,810
  Adjustments to prior provisions in
    Other expense-net ..........................        902           2,249         2,521
  Actual expenditures charged to accrual .......     (3,326)         (6,173)      (15,529)
                                                  ---------       ---------      --------
  Ending accruals - December 31 ................  $  19,879       $  17,903      $ 20,772
                                                  =========       =========      ========
IMPAIRMENT CHARGES-NET ON ASSETS
  HELD FOR DISPOSAL INCLUDED IN
  OTHER EXPENSE-NET ............................  $   6,402       $   4,719      $  1,309
                                                  =========       =========      ========
IMPACT ON NET INCOME RELATING TO
  THE DISPOSITION AND TERMINATION
  OF OPERATIONS:
    Decrease in net income .....................  $   7,608       $   5,215      $  4,966
                                                  =========       =========      ========
    Decrease in net income per share ...........  $    0.05       $    0.03      $   0.03
                                                  =========       =========      ========

   Approximately 28 percent of the ending accrual for qualified exit costs at December 31, 2001 related to facilities shutdown in 2001 and 2000. The majority of expenditures related to these facilities are expected to be completed by the end of 2003. The remaining portion of the ending accrual primarily represents ongoing contractual expenses and post-closure demolition expenses related to certain owned facilities that have been closed and are involved in ongoing environmental-related activities. The Company cannot reasonably estimate when such matters will be concluded.

NOTE 6 - PENSION AND OTHER BENEFITS

         The Company provides certain health care benefits for active employees. The plans are contributory and contain cost-sharing features such as deductibles and coinsurance. There were 16,512, 16,811, and 16,081 active employees entitled to receive benefits under these plans as of December 31, 2001, 2000, and 1999, respectively. The cost of these benefits for active employees is recognized as claims are incurred and amounted to $68,158, $58,782, and $52,640 for 2001, 2000, and 1999, respectively. The Company has a fund, to which it no longer intends to contribute, that provides for payment of health care benefits of certain qualified employees. Distributions from the fund were $8,113, $7,410, and $6,421 in 2001, 2000, and 1999, respectively.

         The Company provides pension benefits to substantially all employees through noncontributory defined benefit or defined contribution plans. The Company's annual contribution for its defined contribution pension plans, which was based on 5 percent of compensation for covered employees, was $35,991, $33,043, and $31,512 in 2001, 2000, and 1999, respectively. Beginning January 1, 2002, the annual contribution increased to 6 percent of compensation for covered employees (see Note 10 for information related to a reduction in other annual contributions). Assets in employee accounts of the defined contribution pension plan are invested in various mutual funds as directed by the participants. These mutual funds do not own a significant number of shares of the Company's common stock.

         Employees of the Company who were hired prior to January 1, 1993 and who are not members of a collective bargaining unit, and certain groups of employees added through acquisitions, are eligible for certain health care and life insurance benefits upon retirement from active service, subject to the terms, conditions and limitations of the applicable plans. There were 4,837, 4,855, and 4,831 retired employees entitled to receive benefits as of December 31, 2001, 2000, and 1999, respectively. The plans are unfunded.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Thousands of Dollars Unless Otherwise Indicated)


   A summary of the obligation and assets of the defined benefit pension plan's and postretirement health care and life insurance benefits is as follows:


                                                     DEFINED BENEFIT PENSION PLANS        OTHER POSTRETIREMENT BENEFITS
                                                   --------------------------------    ----------------------------------
                                                     2001        2000        1999        2001         2000        1999
                                                   --------    --------    --------    ---------    ---------   ---------

BENEFIT OBLIGATION:
  Balance at beginning of year ................... $194,879    $170,632    $169,099    $ 247,936    $ 225,686    $217,627
  Service cost ...................................    2,952       2,990       3,237        3,753        3,821       4,215
  Interest cost ..................................   13,092      12,504      11,516       16,301       15,649      14,467
  Actuarial loss (gain) ..........................    5,339       8,957      (1,106)      14,012       15,930         966
  Plan amendments ................................      875         738
  Plan mergers ...................................                9,446
  Other - net ....................................      202         208         181
  Benefits paid ..................................  (13,491)    (10,596)    (12,295)     (14,884)     (13,150)    (11,589)
                                                   --------    --------    --------    ---------    ---------   ---------
  Balance at end of year .........................  203,848     194,879     170,632      267,118      247,936     225,686

PLAN ASSETS:
  Balance at beginning of year ...................  554,454     523,453     492,384
  Actual return on plan assets ...................   (1,551)     25,534      44,859
  Plan mergers ...................................               17,017
  Other - net ....................................   (1,420)       (954)     (1,495)
  Benefits paid ..................................  (13,491)    (10,596)    (12,295)
                                                   --------    --------    --------
  Balance at end of year .........................  537,992     554,454     523,453

EXCESS (DEFICIENCY) OF PLAN ASSETS
  OVER BENEFIT OBLIGATION:
    Balance at end of year .......................  334,144     359,575     352,821     (267,118)    (247,936)   (225,686)
    Unrecognized net asset .......................                           (1,279)
    Unrecognized actuarial loss (gain) ...........   56,734       2,080     (20,262)      51,134       37,752      21,993
    Unrecognized prior service cost (credit) .....    2,345       2,320       2,404       (8,879)     (11,689)    (14,498)
                                                   --------    --------   ---------    ---------    ---------    --------
NET ASSET (LIABILITY) RECOGNIZED IN THE
  CONSOLIDATED BALANCE SHEETS .................... $393,223    $363,975    $333,684    $(224,863)   $(221,873)  $(218,191)
                                                   ========    ========    ========    =========    =========   =========
NET ASSET (LIABILITY) RECOGNIZED IN THE
  CONSOLIDATED BALANCE SHEETS CONSISTS OF:
    Prepaid benefit cost ......................... $393,587    $364,351    $334,094
    Long-term accrued benefit liability ..........                                     $(209,963)   $(208,673)  $(206,591)
    Amount included in current liabilities .......     (364)       (376)       (410)     (14,900)     (13,200)    (11,600)
                                                   --------    --------    --------    ---------    ---------   ---------
                                                   $393,223    $363,975    $333,684    $(224,863)   $(221,873)  $(218,191)
                                                   ========    ========    ========    =========    =========   =========
WEIGHTED-AVERAGE ASSUMPTIONS
  AS OF DECEMBER 31:
    Discount rate ................................     6.75%       7.00%       7.25%        6.75%        7.00%       7.25%
    Expected long-term rate of return
      on assets ..................................     8.50%       8.50%       8.50%
    Rate of compensation increase ................     4.50%       5.00%       5.00%
    Health care cost trend rate ..................                                          9.50%        6.00%       6.40%

NET PERIODIC BENEFIT (CREDIT) COST:
    Service and interest cost .................... $ 16,044    $ 15,494    $ 14,753    $  20,054    $  19,470     $18,682
    Net amortization and deferral ................      943        (490)       (699)      (2,149)      (2,814)     (2,768)
    Expected return on assets ....................  (46,353)    (44,633)    (42,137)
                                                   --------    --------    --------    ---------    ---------   ---------
    Net periodic benefit (credit) cost ........... $(29,366)   $(29,629)   $(28,083)   $  17,905    $  16,656     $15,914
                                                   ========    ========    ========    =========    =========   =========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Thousands of Dollars Unless Otherwise Indicated)

         At December 31, 2001, defined benefit pension plan assets included 2,025,200 shares of the Company's common stock with a market value of $55,693, which was 10.4 percent of total plan assets. Dividends received during the year from Company stock was $1,246.

         The assumed health care cost trend rate is 8.9 percent for 2002 decreasing gradually to 5.5 percent for 2010 and thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects as of December 31, 2001:


                                                        ONE-PERCENTAGE-POINT
                                                      ------------------------
                                                       INCREASE     (DECREASE)
                                                      ----------    ----------

Effect on total of service and interest
  cost components ................................... $      611    $     (592)
Effect on the postretirement benefit
  obligation ........................................ $    8,889    $   (8,576)


NOTE 7 - LONG-TERM DEBT


                                          Due Date     2001         2000           1999
                                          --------  ---------    ---------       ---------

6.85% Notes ...........................     2007    $ 199,839    $ 199,807       $ 199,775
7.375% Debentures .....................     2027      149,914      149,910         149,907
7.45% Debentures ......................     2097      149,414      149,408         149,402
6.5% Notes ............................     2002                    99,989          99,978
9.875% Debentures .....................     2016        1,500       11,500          15,900
5% to 8.5%                                Through
  Promissory Notes ....................     2005        3,319        8,882           5,752
10.25% Promissory Note
  partially secured by                    Through
  land and building ...................     2003        1,108        1,179           1,243
                                                    ---------    ---------       ---------
Long-term debt before
  SFAS No. 133
  adjustments .........................               505,094      620,675         621,957
Fair value adjustments
  to 6.85% Notes in
  accordance with
  SFAS No. 133 ........................                (1,577)
                                                    ---------    ---------       ---------
                                                    $ 503,517    $ 620,675       $ 621,957
                                                    =========    =========       =========


         Maturities of long-term debt are as follows for the next five years:
$111,852 in 2002; $4,087 in 2003; $125 in 2004; $215 in 2005, and zero in 2006.

         Interest expense on long-term debt was $44,582, $46,569, and $55,415 for 2001, 2000, and 1999, respectively.

         During 2001, the Company entered into four separate interest rate swap contracts with a bank to hedge against changes in the fair value of a portion of the Company's 6.85% Notes. Each interest rate swap contract had a notional amount of $25,000. The Company has agreed to receive interest at a fixed rate of 6.85% and pay interest at six-month London Interbank Offered Rates plus points that vary by contract. These contracts have been designated as perfect fair value hedges of the 6.85% Notes. Accordingly, changes in the fair value of these contracts are recorded as assets or liabilities and offset changes in the carrying value of the 6.85% Notes. The fair value of the interest rate swap contracts represents unrealized losses of $1,577 at December 31, 2001 and is included in Other long-term liabilities on the balance sheet. The weighted average interest rate on these contracts was 3.98% at December 31, 2001. Management believes the risk of incurring losses related to credit risk of these contracts is remote. There were no interest rate swap agreements outstanding at December 31, 2000 and 1999.

         The Company has 364-day and multi-year amended revolving credit agreements. The current agreements with effective dates of December 28, 2001 and January 3, 2001 reflect the following: 1) a 364-day agreement aggregating $112,200 expiring on December 27, 2002; and 2) a multi-year agreement aggregating $638,400, with $30,400, $190,400, and $417,600 expiring on January 3, 2003, 2005, and 2006, respectively. There were no borrowings outstanding under any revolving credit agreement during all years presented.

         At December 31, 2000, borrowings outstanding under the commercial paper program totaled $106,854 and are included in Short-term borrowings on the balance sheet. The weighted-average interest rate related to these borrowings was 6.6% at December 31, 2000. There were no borrowings outstanding under this program at December 31, 2001 and 1999, respectively. The Company uses the revolving credit agreements to satisfy its commercial paper program's dollar for dollar liquidity requirement. The aggregate maximum borrowing capacity under the current revolving credit agreements as of December 28, 2001 limits the commercial paper program to a maximum borrowing capability of $750,600.

         On October 6, 1997, the Company issued $50,000 of debt securities consisting of 5.5% notes, due October 15, 2027, with provisions that the holders, individually or in the aggregate, may exercise a put option on October 15, 1999 and annually thereafter that would require the Company to repay the securities. On October 15, 2000 and 1999, individual debt security holders exercised put options requiring the Company to repay $7,960 and $38,945 of these debt securities. The remaining balance of $3,095 at December 31, 2001 and 2000 and $11,055 at December 31, 1999 of these debt securities are included in Current portion of long-term debt on the balance sheets.

         On December 24, 1997, the Company filed a shelf registration with the Securities and Exchange Commission covering $150,000 of unsecured debt securities with maturities greater than nine months from the date of issue. The Company may issue these securities from time to time in one or more series and will offer the securities on terms determined at the time of sale. There were no borrowings outstanding under this registration at December 31, 2001, 2000, and 1999.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Thousands of Dollars Unless Otherwise Indicated)


         On August 18, 1998, the Company filed a universal shelf registration statement with the Securities and Exchange Commission to issue debt securities, common stock and warrants up to $1,500,000. The registration was effective September 8, 1998. There were no borrowings outstanding under this registration at December 31, 2001, 2000, and 1999.

NOTE 8 - OPERATING LEASES

         The Company leases certain stores, warehouses, manufacturing facilities, office space and equipment. Renewal options are available on the majority of leases and, under certain conditions, options exist to purchase certain properties. Rental expense for operating leases was $141,072, $130,552, and $123,084 for 2001, 2000, and 1999, respectively. Certain store leases require the payment of contingent rentals based on sales in excess of specified minimums. Contingent rentals included in rent expense were $13,479, $12,423, and $11,530 in 2001, 2000, and 1999, respectively. Rental income, as lessor, from real estate leasing activities and sublease rental income for all years presented was not significant.

         Following is a schedule, by year and in the aggregate, of future minimum lease payments under noncancellable operating leases having initial or remaining terms in excess of one year at December 31, 2001:


2002 ..............................    $ 104,275
2003 ..............................       85,430
2004 ..............................       68,735
2005 ..............................       51,987
2006 ..............................       33,771
Later years .......................       81,530
                                       ---------
Total minimum lease payments ......    $ 425,728
                                       =========


NOTE 9 - OTHER LONG-TERM LIABILITIES

         Included in Other long-term liabilities at December 31, 2001, 2000, and 1999 were accruals for extended environmental-related activities of $111,003, $116,594 and $124,096, respectively. The accrual for extended environmental-related activities represents the Company's provisions for estimated costs associated with some of its current and former sites. Also, the Company, together with other parties, has been designated a potentially responsible party under federal and state environmental protection laws for the remediation of hazardous waste at a number of third-party sites, primarily Superfund sites. In general, these laws provide that potentially responsible parties may be held jointly and severally liable for investigation and remediation costs regardless of fault. The Company provides for, and includes in Other long-term liabilities, its estimated potential long-term liability for investigation and remediation costs with respect to such third-party sites.

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

NOTE 10 - STOCK PURCHASE PLAN AND PREFERRED STOCK

         As of December 31, 2001, 14,077 employees contributed to the Company's Employee Stock Purchase and Savings Plan (ESOP). Participants in the ESOP were allowed to contribute up to 11 percent of their annual compensation, up to 7 percent of which could be made on a pre-tax basis, to purchase common shares of the Company or invest in a government fund. Employees making contributions to purchase Company common stock received a matching contribution from the Company of 50 percent of the employee's pre and post-tax contributions, up to a maximum of 7 percent of their annual compensation, plus an additional variable match based on the Company's return on equity (54 percent for the year ended 2001). Beginning January 1, 2002, participants will be allowed to contribute, on a pre-tax basis only, the lesser of 20 percent of their annual compensation or the maximum dollar amount allowed under the Internal Revenue Code which may be invested in a variety of mutual funds or Company common stock. The Company will match such contributions up to 6 percent of annual compensation with Company common stock (see Note 6 for information related to an increase in other annual contributions). The ESOP was further amended to provide all participants the ability to diversify prior employee investments in Company common stock into a variety of mutual funds over a five year period. This right to diversify was previously only available to participants fifty-five years of age and older. The Company's contribution to the ESOP charged to operations was $33,744, $28,070, and $36,535 for 2001, 2000, and 1999, respectively. Additionally, the Company made contributions on behalf of participating employees, representing amounts authorized by employees to be withheld from their earnings, of $27,374, $26,636, and $22,581 in 2001, 2000, and 1999, respectively.

         At December 31, 2001, there were 23,140,191 shares of the Company's common stock being held by the ESOP, representing 15.0 percent of the total number of voting

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Thousands of Dollars Unless Otherwise Indicated)


shares outstanding. Shares of Company common stock credited to each member's account under the ESOP are voted by the trustee under instructions from each individual plan member. Shares for which no instructions are received, along with any unallocated shares held in the ESOP, are voted by the trustee in the same proportion as those for which instructions are received.

         On April 18, 2001, the Company issued 250,000 shares of convertible participating serial preferred stock, no par value with cumulative quarterly dividends of ten dollars per share, for $250,000 to the ESOP. The ESOP financed the acquisition of the preferred stock by borrowing $250,000 from the Company at the rate of 8 percent per annum. This borrowing is payable over ten years in equal quarterly installments. Each share of preferred stock is entitled to one vote upon all matters presented to the Company's shareholders and generally vote with the common stock together as one class. The preferred stock will be held in an unallocated account by the ESOP until compensation expense related to the Company's contributions is earned at which time contributions will be credited to the members' accounts. The value of the preferred stock is redeemable and convertible into the Company's common stock at the option of the ESOP based on the relative fair value of the preferred and common stock at time of conversion. The ESOP redeemed 81,695 shares of preferred stock for cash in 2001.

NOTE 11 - CAPITAL STOCK


                                                     Common              Common
                                                     Shares              Shares
                                                  in Treasury          Outstanding
                                                  ------------        -------------

Balance at January 1, 1999 ....................     34,667,918          171,033,231
  Shares tendered as payment for
    options exercised .........................          8,392               (8,392)
  Shares issued for exercise
    of stock options ..........................                             462,598
  Shares tendered in connection with
    restricted stock grants ...................         44,236              (44,236)
  Net shares issued under
    restricted stock grants ...................                             145,400
  Treasury stock purchased ....................      5,925,000           (5,925,000)
                                                  ------------        -------------
Balance at December 31, 1999 ..................     40,645,546          165,663,601
  Shares tendered as payment for
    options exercised .........................          8,757               (8,757)
  Shares issued for exercise
    of stock options ..........................                             533,991
  Shares transferred to revocable trust .......       (165,000)             165,000
Net shares issued under
    restricted stock grants ...................                               4,500
  Treasury stock purchased ....................      6,800,000           (6,800,000)
                                                  ------------        -------------
BALANCE AT DECEMBER 31, 2000 ..................     47,289,303          159,558,335
  SHARES TENDERED AS PAYMENT FOR
    OPTIONS EXERCISED .........................         19,995              (19,995)
  SHARES ISSUED FOR EXERCISE
    OF STOCK OPTIONS ..........................                           1,031,486
  SHARES TENDERED IN CONNECTION WITH
    RESTRICTED STOCK GRANTS ...................         42,970              (42,970)
  NET SHARES ISSUED UNDER
    RESTRICTED STOCK GRANTS ...................                             151,500
  TREASURY STOCK PURCHASED ....................      6,700,000           (6,700,000)
                                                  ------------        -------------
BALANCE AT DECEMBER 31, 2001 ..................     54,052,268          153,978,356
                                                  ============        =============

   An aggregate of 17,964,052 shares, 19,184,038 shares, and 19,722,529 shares of common stock at December 31, 2001, 2000 and 1999, respectively, were reserved for future grants of restricted stock and the exercise and future grants of stock options. Shares outstanding include 507,943 shares, 432,518 shares, and 215,150 shares of common stock held in a revocable trust at December 31, 2001, 2000, and 1999, respectively. At December 31, 2001, there were 300,000,000 shares of common stock and 30,000,000 shares of serial preferred stock authorized for issuance. Of the authorized serial preferred stock, 3,000,000 shares have been designated as cumulative redeemable serial preferred stock which may be issued pursuant to the Company's shareholders' rights plan if the Company becomes the target of coercive and unfair takeover tactics and 1,000,000 shares have been designated as convertible participating serial preferred stock (see Note 10).

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Thousands of Dollars Unless Otherwise Indicated)

NOTE 12 - STOCK PLAN

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

         Restricted stock grants, which generally require four years of continuous employment from the date of grant before vesting and receiving the shares without restriction, have been awarded to certain officers and key employees under the 1994 Stock Plan. The number of shares to be received without restriction is based on the Company's performance relative to a peer group of companies. Shares of restricted stock that vested and were delivered to officers and employees amounted to 116,000 and 120,400 during 2001 and 1999, respectively. No shares of restricted stock vested during 2000. At December 31, 2001, there were 388,000 shares of restricted stock outstanding. Unamortized deferred compensation expense with respect to the restricted stock grants amounted to $5,691, $3,036, and $4,249 at December 31, 2001, 2000, and 1999,
respectively, and is being amortized over the four-year vesting period. Deferred compensation expense aggregated $1,130, $3,180, and $77 in 2001, 2000, and 1999, respectively. No stock appreciation rights have been granted.

         A summary of restricted stock granted during 2001, 2000, and 1999 is as follows:


                                               2001         2000      1999
                                            ----------    -------   --------

Shares granted ............................    188,500      4,500    204,000
Weighted-average fair value of
  restricted shares granted during year ... $    25.72    $ 19.63   $  23.77


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


                                                   2001       2000       1999
                                                  ------    -------     ------
Risk-free interest rate ........................   4.00%      6.29%      5.34%
Expected life of option ........................  3 years    3 years    3 years
Expected dividend yield of stock ...............   2.00%      2.00%      2.00%
Expected volatility of stock ...................  0.353      0.305      0.265

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


                                          2001       2000        1999
                                        --------   --------   ---------

Pro forma net income ................   $253,892   $  9,617   $ 297,107
Pro forma net income per share:
  Basic .............................   $   1.63   $    .06   $    1.77
  Diluted ...........................   $   1.62   $    .06   $    1.76

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Thousands of Dollars Unless Otherwise Indicated)

         A summary of the Company's stock option activity and related information for the years ended December 31, 2001, 2000 and 1999 is shown in the following table:

                                                  2001                          2000                            1999
                                     -----------------------------  -----------------------------  -----------------------------
                                                        WEIGHTED-                     WEIGHTED-                      WEIGHTED-
                                                        AVERAGE                       AVERAGE                        AVERAGE
                                       OPTIONED         EXERCISE      OPTIONED        EXERCISE       OPTIONED        EXERCISE
                                        SHARES           PRICE         SHARES           PRICE         SHARES           PRICE
                                     -------------   -------------  -------------   -------------  -------------   -------------
Outstanding beginning of year .....     12,588,310   $       22.47     10,724,653   $       22.78      6,259,702   $       22.89
Granted ...........................      3,070,700           24.29      2,820,900           19.75      5,292,350           22.33
Exercised .........................     (1,031,486)          17.26       (533,991)          12.02       (462,598)          15.36
Canceled ..........................       (498,348)          24.10       (423,252)          24.62       (364,801)          27.69
                                     -------------   -------------  -------------   -------------  -------------   -------------
Outstanding end of year ...........     14,129,176   $       23.19     12,588,310   $       22.47     10,724,653   $       22.78
                                     =============   =============  =============   =============  =============   =============


Exercisable at end of year ........      7,681,476   $       23.75      5,923,537   $       23.31      3,971,139   $       21.09
Weighted-average fair value of
  options granted during year .....  $        5.36                  $        4.72                  $        4.67
Reserved for future grants ........      3,834,876                      6,595,728                      8,997,876


         Exercise prices for optioned shares outstanding as of December 31, 2001 ranged from $13.63 to $35.34. A summary of these options by range of exercise prices is as follows:

                                       OUTSTANDING                            EXERCISABLE
                      --------------------------------------------    ----------------------------
                                                       WEIGHTED-
                                        WEIGHTED-       AVERAGE                        WEIGHTED-
                                        AVERAGE        REMAINING                       AVERAGE
   RANGE OF             OPTIONED        EXERCISE      CONTRACTUAL       OPTIONED       EXERCISE
EXERCISE PRICES          SHARES          PRICE        LIFE (YEARS)       SHARES         PRICE
---------------       ------------    ------------    ------------    ------------    ------------

< $19.00                   529,065    $      16.56            3.62         469,055    $      16.38
  $19.00 - $22.99        6,097,641           20.15            7.60       3,286,201           20.27
  $23.00 - $28.99        5,919,720           25.24            8.12       2,367,491           26.31
> $28.99                 1,582,750           29.43            6.18       1,558,729           29.43
                      ------------    ------------    ------------    ------------    ------------
                        14,129,176    $      23.19            7.46       7,681,476    $      23.75
                      ============    ============    ============    ============    ============

NOTE 13 - INCOME TAXES

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using the enacted tax rates and laws that are currently in effect. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2001, 2000 and 1999 are as follows:

                                                2001            2000            1999
                                            ------------    ------------    ------------
Deferred tax assets:
   Dispositions, environmental and
      other similar items ..............    $     54,856    $     55,220    $     56,123
   Other items (each less than 5%
      of total assets) .................         107,726          98,107          94,196
                                            ------------    ------------    ------------
         Total deferred tax assets .....    $    162,582    $    153,327    $    150,319
                                            ============    ============    ============

Deferred tax liabilities:
   Depreciation and amortization .......    $     49,164    $     35,691    $     66,374
   Deferred employee benefit items .....          58,535          50,333          42,785
                                            ------------    ------------    ------------
      Total deferred tax liabilities ...    $    107,699    $     86,024    $    109,159
                                            ============    ============    ============

         Significant components of the provisions for income taxes are as follows:

                                      2001             2000             1999
                                  ------------     ------------     ------------
Current:
   Federal ...................    $    118,882     $    125,393     $    128,185
   Foreign ...................           9,893            6,211           11,787
   State and local ...........          16,839           22,662           25,116
                                  ------------     ------------     ------------
      Total current ..........         145,614          154,266          165,088

Deferred:
   Federal ...................          15,374          (27,386)          14,388
   Foreign ...................          (2,458)           6,213            3,851
   State and local ...........           2,761           (5,713)           2,931
                                  ------------     ------------     ------------
      Total deferred .........          15,677          (26,886)          21,170
                                  ------------     ------------     ------------
Total income tax expense .....    $    161,291     $    127,380     $    186,258
                                  ============     ============     ============


         Significant components of income before income taxes as used for income tax purposes, are as follows:

                            2001            2000            1999
                        ------------    ------------    ------------
Domestic ...........    $    393,200    $     90,412    $    411,626
Foreign ............          31,249          52,994          78,492
                        ------------    ------------    ------------
                        $    424,449    $    143,406    $    490,118
                        ============    ============    ============

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Thousands of Dollars Unless Otherwise Indicated)

         A reconciliation of the statutory federal income tax rate and the effective tax rate follows:

                                                  2001          2000          1999
                                                --------      --------      --------
Statutory tax rate .........................        35.0%         35.0%         35.0%

   Effect of:
      State and local taxes ................         3.0           7.7           3.7
      Investment vehicles ..................         1.3          (7.3)         (1.5)
      Impairment of long-lived assets ......                      51.0
      Other - net ..........................        (1.3)          2.5           0.8
                                                --------      --------      --------
Effective tax rate .........................        38.0%         88.9%         38.0%
                                                ========      ========      ========

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

         The provisions for income taxes include estimated taxes payable on that portion of retained earnings of foreign subsidiaries expected to be received by the Company. A provision was not made with respect to $11,473 of retained earnings at December 31, 2001 that have been invested by foreign subsidiaries. It is not practicable to estimate the amount of unrecognized deferred tax liability for undistributed foreign earnings.

         Netted against the Company's other deferred tax assets are valuation reserves of $10,200, $9,082 and $16,211 at December 31, 2001, 2000, and 1999,
respectively, resulting from the uncertainty as to the realization of the tax benefits from certain foreign net operating losses and certain other foreign assets.

NOTE 14 - SUMMARY OF QUARTERLY
RESULTS OF OPERATIONS (UNAUDITED)

                                                2001
------------------------------------------------------------------------------------------------------
                                                                           NET INCOME      NET INCOME
                                                                           PER SHARE       PER SHARE
QUARTER                    NET SALES      GROSS PROFIT     NET INCOME       - BASIC        - DILUTED
-------                   ------------    ------------    ------------    ------------    ------------

1st                       $  1,158,370    $    489,023    $     36,924    $        .23    $        .23
2nd                          1,407,514         608,537          90,480             .58             .58
3rd                          1,366,768         601,039          90,321             .58             .58
4th                          1,133,353         521,029          45,433             .29             .30

         Net income in the fourth quarter was decreased by $2,092 ($.01 per share) due to certain year-end adjustments. Gross profit increased by $18 ($12 after-tax, no per share impact) as a result of physical inventory adjustments of $4,418 ($2,872 after-tax, $.02 per share) offset by fourth quarter provisions for qualified exit costs associated with certain facility closings of $4,400 ($2,860 after-tax, $.02 per share). Selling and Administrative expenses decreased $11,735 ($7,628 after-tax, $.05 per share) due to the reduction of $10,368 ($6,739 after-tax, $.04 per share) in certain annual selling expenses related to lower sales, and certain other adjustments of $1,367 ($889 after-tax, $.01 per share). Other expense-net increased $14,972 ($9,732 after-tax, $.06 per share) due primarily to the provisions for the estimated costs of environmental-related matters at current, former and third party sites of $5,609 ($3,645 after-tax, $.02 per share), impairment charges and adjustments to prior provisions related to facility closings of $7,304 ($4,748 after-tax, $.03 per share), and other year-end adjustments of $2,059 ($1,339 after-tax, $.01 per share).

                                            2000
----------------------------------------------------------------------------------------------
                                                                  NET INCOME       NET INCOME
                                                                  (LOSS) PER       (LOSS) PER
                                                 NET INCOME         SHARE -          SHARE -
QUARTER           NET SALES     GROSS PROFIT       (LOSS)            BASIC           DILUTED
------------    ------------    ------------    ------------     ------------     ------------

1st             $  1,221,916    $    516,244    $     40,923     $        .25     $        .25
2nd                1,429,267         641,474         115,843              .71              .71
3rd                1,411,903         626,095         106,719              .66              .66
4th                1,148,538         523,798        (247,459)           (1.55)           (1.55)

         The fourth quarter net loss resulted from an after-tax charge for the impairment of long-lived assets of $293,628 or $1.84 per share ($1.80 per share for the year due to the effect of dilution and higher average shares outstanding). Net income in the fourth quarter of $46,169, excluding the impairment charge, was decreased by $484, no per share impact, due to certain year-end adjustments. Gross profit increased by $8,666 ($5,633 after-tax, $.04 per share) primarily as a result of physical inventory adjustments of $9,889 ($6,428 after-tax, $.04 per share) partially offset by fourth quarter provisions for qualified exit costs associated with certain facility closings of $1,055 ($686 after-tax, no per share impact). Administrative expenses increased $1,288 ($838 after-tax, $.01 per share) due to other year end adjustments. Other expense-net increased $8,122 ($5,279 after-tax, $.03 per share) due primarily to fourth quarter impairment charges and adjustments to prior provisions related to facility closings of $6,968 ($4,529 after-tax, $.03 per share).

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Thousands of Dollars Unless Otherwise Indicated)

NOTE 15 - NET INCOME PER SHARE

                                           2001            2000            1999
                                       ------------    ------------    ------------
Basic
   Average shares outstanding .....     155,557,085     161,911,789     167,924,660
                                       ============    ============    ============

   Net income .....................    $    263,158    $     16,026    $    303,860
                                       ============    ============    ============

   Net income per share ...........    $       1.69    $        .10    $       1.81
                                       ============    ============    ============

Diluted
   Average shares outstanding .....     155,557,085     161,911,789     167,924,660
   Non-vested restricted
      stock grants ................         321,500         279,300         263,567
   Stock options -
      treasury stock method .......       1,014,950         503,982         838,069
                                       ------------    ------------    ------------
   Average shares
      assuming dilution ...........     156,893,535     162,695,071     169,026,296
                                       ============    ============    ============

   Net income .....................    $    263,158    $     16,026    $    303,860
                                       ============    ============    ============

   Net income per share ...........    $       1.68    $        .10    $       1.80
                                       ============    ============    ============

NOTE 16 - REPORTABLE SEGMENT INFORMATION

         The Company reports its segment information in five reportable segments--the Paint Stores, Consumer, Automotive Finishes, International Coatings (collectively, the "Operating Segments") and Administrative Segments--in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires an enterprise to report segment information in the same way that management internally organizes its business for assessing performance and making decisions regarding allocation of resources. See page 2 and pages 8 through 15 of this report for more information about reportable segments.

         The Company's chief operating decision maker has been identified as the Chief Executive Officer because he has final authority over performance assessment and resource allocation decisions. Because of the global, diverse operations of the Company, the chief operating decision maker regularly receives discrete financial information about each reportable segment as well as a significant amount of additional financial information about certain aggregated divisions, business units and subsidiaries of the Company. The chief operating decision maker uses all such financial information for performance assessment and resource allocation decisions. Factors considered in determining the five reportable segments of the Company include the nature of the business activities, existence of managers responsible for the operating and administrative activities and information presented to the Board of Directors. The chief operating decision maker evaluates the performance of the Operating Segments and allocates resources based on profit or loss and cash generated from operations before income taxes, excluding corporate expenses and financing gains and losses. The accounting policies of the reportable segments are the same as those described in Note 1.

         The Paint Stores Segment consists of 2,573 company-operated specialty paint stores in the United States, Canada, Virgin Islands, Puerto Rico and Mexico. Each division and business unit of the Segment is engaged in the related business activity of selling the Company's own manufactured coatings and related products to end-use customers. During 2001, this Segment opened or acquired 85 net new stores, remodeled 6 and relocated 38. The net new stores consisted of 83 stores in the United States, 2 in Canada, and 1 in Puerto Rico along with 1 closing in Mexico. In 2000, there were 92 net new stores opened or acquired (79 in the United States). In 1999, there were 73 net new stores opened (66 in the United States). This Segment also manufactures original equipment manufacturer
(OEM) product finishes sold through certain shared or dedicated paint stores and by direct outside sales representatives. In addition to stores, operations in Mexico include a manufacturing facility, distribution activities and outside selling functions to dealers and other distributors.

         The Paint Stores Segment is the exclusive North American marketer and seller of Sherwin-Williams(R) branded architectural coatings, industrial and marine products, OEM product finishes and related items produced by its Mexican operations, its product finishes manufacturing and by the Consumer Segment. The loss of any single customer would not have a material adverse effect on the business of this Segment. A map on page 18 of this report shows the number of paint stores and their geographical location.

         The Consumer Segment develops, manufactures and distributes a variety of paint, coatings and related products to third party customers and the Paint Stores Segment. Approximately 44 percent of the total sales of the Consumer Segment in 2001, including inter-segment transfers, represented products sold through the Paint Stores Segment. Sales and marketing of certain control-branded and private labeled products is performed by a direct sales staff. The products distributed through third party customers are intended for resale to the ultimate end-user of the product. The Consumer Segment has sales to certain customers that, individually, may be a significant portion of the sales of the Segment. However, the loss of any single customer would not have a material adverse effect on the overall profitability of the Segment. This Segment incurs most of the Company's capital expenditures related to ongoing environmental compliance measures.

         The Automotive Finishes Segment develops, manufactures and distributes a variety of motor vehicle finish, refinish and touch-up products primarily throughout North and South America, the Caribbean Islands, and Italy. This Segment also licenses certain technology and trade names worldwide. Sherwin-Williams(R) branded automotive finish and refinish products are distributed throughout North America solely through this Segment's network of 124 company-operated automotive branches in the United States

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Thousands of Dollars Unless Otherwise Indicated)

and 17 in Canada. Additional automotive branches in Jamaica (14) and Chile (19) complete this Segment's worldwide network. At December 31, 2001, this Segment included 11 foreign wholly-owned subsidiaries in 8 foreign countries and 10 licensing agreements in 14 foreign countries. A map on page 18 of this report shows the number of branches and their geographical location.

         The International Coatings Segment develops, licenses, manufactures and distributes a variety of paint, coatings and related products worldwide. The majority of the sales from licensees and subsidiaries occur in South America, the Segment's most important international market. This Segment sells its products through 33 company-operated specialty paint stores in Chile and 19 in Brazil, and by outside selling functions to dealers and other distributors. At December 31, 2001, this Segment included 12 foreign wholly-owned subsidiaries in 8 foreign countries, 4 foreign joint ventures and 30 licensing agreements in 21 foreign countries.

         The Administrative Segment includes the administrative expenses of the Company's and certain consolidated subsidiaries' headquarters sites. This Segment includes interest expense which is unrelated to retail real estate leasing activities, investment income, certain foreign currency transaction losses related to dollar-denominated debt and foreign currency option and forward contracts, certain expenses related to closed facilities and environmental-related matters, and other expenses which are not directly associated with any Operating Segment. Administrative expenses do not include any significant foreign operations. Also included in the Administrative Segment is a real estate management unit that is responsible for the ownership, management, leasing of non-retail properties held primarily for use by the Company, including the Company's headquarters site, and disposal of idle facilities. Sales of the Administrative Segment represent external leasing revenue of excess headquarters space or leasing of facilities no longer used by the Company in its operations. Gains and losses from the sale of property are not a significant operating factor in determining the performance of this Segment.

         Net external sales of all consolidated foreign subsidiaries were $504 million, $540 million, and $497 million for 2001, 2000, and 1999, respectively. Operating profits of all consolidated foreign subsidiaries were $17 million, $32 million, and $70 million for 2001, 2000, and 1999, respectively. Domestic operations account for the remaining net sales and operating profits. Long-lived assets consist of net property, plant and equipment, goodwill, and intangibles. Long-lived assets of consolidated foreign subsidiaries totaled $211 million, $245 million, and $242 million at December 31, 2001, 2000, and 1999, respectively. The consolidated total of long-lived assets for the Company was $1,593 million, $1,687 million, and $2,026 million at December 31, 2001, 2000, and 1999, respectively. No single geographic area outside the United States was significant relative to consolidated net external sales or operating profits. Export sales and sales to any individual customer were each less than 10 percent of consolidated sales to unaffiliated customers during all years presented.

         In the reportable segment financial information that follows, operating profit is total revenue, including inter-segment transfers, less operating costs and expenses. Identifiable assets are those directly identified with each reportable segment. Administrative Segment assets consist primarily of cash, investments, deferred pension assets, and headquarters property, plant and equipment. The operating margin for each Operating Segment is based upon total external sales and inter-segment transfers. Domestic inter-segment transfers are accounted for at the approximate fully absorbed manufactured cost plus distribution costs. International inter-segment transfers are accounted for at values comparable to normal unaffiliated customer sales.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of Dollars)

                                                      2001          2000           1999          1998          1997
                                                    --------      --------       --------      --------      --------
NET EXTERNAL SALES
Paint Stores ...................................    $  3,206      $  3,185       $  3,002      $  2,822      $  2,639
Consumer .......................................       1,109         1,219          1,224         1,282         1,409
Automotive Finishes ............................         464           493            471           474           476
International Coatings .........................         280           307            299           348           350
Administrative .................................           7             8              8             8             7
                                                    --------      --------       --------      --------      --------
Consolidated totals ............................    $  5,066      $  5,212       $  5,004      $  4,934      $  4,881

OPERATING PROFITS
Paint Stores ...................................    $    390      $    411       $    377      $    347      $    315
Consumer .......................................         108          (210)*          155           125           167
Automotive Finishes ............................          51            61             67            65            64
International Coatings .........................           5            18             34            24            36
Administrative:
   Interest expense ............................         (54)          (60)           (59)          (70)          (79)
   Corporate expenses and other ................         (76)          (77)           (84)          (51)          (76)
                                                    --------      --------       --------      --------      --------
Income before income taxes .....................    $    424      $    143*      $    490      $    440      $    427

IDENTIFIABLE ASSETS
Paint Stores ...................................    $    954      $  1,018       $    930      $    881      $    832
Consumer .......................................       1,296         1,360*         1,804         1,850         1,938
Automotive Finishes ............................         329           349            279           275           274
International Coatings .........................         261           298            294           356           312
Administrative .................................         788           726            726           689           680
                                                    --------      --------       --------      --------      --------
Consolidated totals ............................    $  3,628      $  3,751*      $  4,033      $  4,051      $  4,036

CAPITAL EXPENDITURES
Paint Stores ...................................    $     36      $     48       $     49      $     57      $     56
Consumer .......................................          18            40             40            37            57
Automotive Finishes ............................          11            29             10             8            14
International Coatings .........................           7             6             11            15            13
Administrative .................................          11            10             24            29            24
                                                    --------      --------       --------      --------      --------
Consolidated totals ............................    $     83      $    133       $    134      $    146      $    164

DEPRECIATION
Paint Stores ...................................    $     47      $     45       $     42      $     38      $     40
Consumer .......................................          31            28             29            30            24
Automotive Finishes ............................           9             9              8             8             7
International Coatings .........................           6             6              6             6             6
Administrative .................................          16            21             20            16            13
                                                    --------      --------       --------      --------      --------
Consolidated totals ............................    $    109      $    109       $    105      $     98      $     90

OPERATING SEGMENT MARGINS
Paint Stores ...................................        12.1%         12.9%          12.5%         12.3%         11.9%
Consumer .......................................         5.5%        (10.1%)*         7.6%          6.1%          8.0%
Automotive Finishes ............................        10.2%         11.5%          13.3%         12.8%         12.5%
International Coatings .........................         1.8%          5.9%          11.4%          6.9%         10.2%
                                                    --------      --------       --------      --------      --------
Operating segment totals .......................         9.3%          4.6%*         10.8%          9.8%         10.4%

INTERSEGMENT TRANSFERS
Paint Stores ...................................    $      9      $     10       $      8      $      5
Consumer .......................................         858           860            817           771      $    666
Automotive Finishes ............................          34            36             31            34            37
International Coatings .........................                                                                    2
Administrative .................................           9            11             12            11             9
                                                    --------      --------       --------      --------      --------
Segment totals .................................    $    910      $    917       $    868      $    821      $    714


* Includes charge and reduction in asset value of $352 in 2000 for impairment of long-lived assets. See note 2.

                   DIRECTORS, OFFICERS, OPERATING PRESIDENTS


BOARD OF DIRECTORS                              CORPORATE OFFICERS                       OPERATING PRESIDENTS

JAMES C. BOLAND, 62*                            CHRISTOPHER M. CONNOR, 45**              THOMAS S. BRUMMETT, 56
President and Chief Executive Officer           Chairman and Chief Executive Officer     President & General Manager
CAVS/Gund Arena Company                                                                  Eastern Division
                                                JOSEPH M. SCAMINACE, 48**                Paint Stores Group
JOHN G. BREEN, 67                               President and Chief Operating Officer
Retired, former Chairman, Chief                                                          ROBERT J. DAVISSON, 41
   Executive Officer and President              SEAN P. HENNESSY, 44**                   President & General Manager
The Sherwin-Williams Company                    Senior Vice President - Finance,         Southeastern Division
                                                   Treasurer and Chief Financial         Paint Stores Group
DUANE E. COLLINS, 65                               Officer
Chairman                                                                                 MICHAEL A. GALASSO, 54**
Parker-Hannifin Corporation                     THOMAS E. HOPKINS, 44**                  President & General Manager
                                                Senior Vice President - Human            International Division
CHRISTOPHER M. CONNOR, 45                          Resources
Chairman and Chief Executive Officer                                                     TIMOTHY A. KNIGHT, 37
The Sherwin-Williams Company                    CONWAY G. IVY, 60**                      President & General Manager
                                                Senior Vice President - Corporate        Diversified Brands Division
DANIEL E. EVANS, 65                                Planning and Development
Retired, former Chairman, Chief                                                          BLAIR P. LACOUR, 55
   Executive Officer and Secretary              JOHN L. AULT, 56**                       President & General Manager
Bob Evans Farms, Inc.                           Vice President - Corporate Controller    Mid Western Division
                                                                                         Paint Stores Group
ROBERT W. MAHONEY, 65*                          CYNTHIA D. BROGAN, 50
Retired, former Chairman, Chief                 Vice President and                       JOHN G. MORIKIS, 38**
   Executive Officer and President                 Assistant Treasurer                   President
Diebold, Incorporated                                                                    Paint Stores Group
                                                MARK J. DVOROZNAK, 43
GARY E. MCCULLOUGH, 43                          Vice President - Corporate Audit and     RONALD P. NANDOR, 42**
Senior Vice President - Americas                   Loss Prevention                       President & General Manager
Wm. Wrigley Jr. Company                                                                  Automotive Division
                                                JAMES J. SGAMBELLONE, 44
A. MALACHI MIXON, III, 61                       Vice President - Taxes and Assistant     STEVEN J. OBERFELD, 49
Chairman and Chief Executive Officer               Secretary                             President & General Manager
Invacare Corporation                                                                     South Western Division
                                                LOUIS E. STELLATO, 51**                  Paint Stores Group
CURTIS E. MOLL, 62*                             Vice President, General Counsel and
Chairman and Chief Executive Officer               Secretary                             HARVEY P. SASS, 44
MTD Products, Inc.                                                                       President & General Manager
                                                RICHARD M. WEAVER, 47                    Wood Care Division
JOSEPH M. SCAMINACE, 48                         Vice President - Administration
President and Chief Operating Officer                                                    THOMAS W. SEITZ, 53**
The Sherwin-Williams Company                                                             President & General Manager
                                                                                         Consumer Division
RICHARD K. SMUCKER, 53*
President and Co-Chief Executive                                                         ROBERT A. TAYLOR, 48
   Officer                                                                               President & General Manager
The J. M. Smucker Company                                                                Chemical Coatings Division
                                                                                         Paint Stores Group



* Audit Committee Member

** Executive Officer as defined by the Securities Exchange Act of 1934

                             SHAREHOLDER INFORMATION

ANNUAL MEETING                     FORM 10-K                          INDEPENDENT AUDITORS
   The annual meeting of              The Company's Annual Report     Ernst & Young LLP
shareholders will be held at       on Form 10-K, filed with the       Cleveland, Ohio
9:00 A.M., April 24, 2002 in       Securities and Exchange
the Landmark Conference            Commission, is available           STOCK TRADING
Center, 927 Midland Building,      without charge. To obtain a        Sherwin-Williams Common Stock -
101 Prospect Avenue, N.W.,         copy, contact the Investor         Symbol, SHW - is traded on the
Cleveland, Ohio.                   Relations Office.                  New York Stock Exchange.

INVESTOR RELATIONS                 DIVIDEND REINVESTMENT              TRANSFER AGENT &
Conway G. Ivy                      PROGRAM                            REGISTRAR
The Sherwin-Williams Company          A dividend reinvestment         The Bank of New York
101 Prospect Avenue, N.W.          program is available to            Shareholder Relations
Cleveland, Ohio 44115-1075         shareholders of common             Department-11E
Internet: www.sherwin.com          stock. For information,            P.O. Box 11258
                                   contact our transfer agent,        Church Street Station
                                   The Bank of New York.              New York, NY 10286
                                                                      1-866-537-8703
                                   HEADQUARTERS                       E-mail address:
                                   The Sherwin-Williams Company       Shareowner-svcs@Email.bony.com
                                   101 Prospect Avenue, N.W.          Internet: www.stockbny.com
                                   Cleveland, Ohio 44115-1075
                                   (216) 566-2000

COMMON STOCK TRADING STATISTICS

                                                    2001            2000            1999            1998            1997
                                                ------------    ------------    ------------    ------------    ------------

High .......................................    $      28.23    $     27.625    $     32.875    $     37.875    $     33.375
Low ........................................           19.73          17.125          18.750          19.438          24.125
Close December 31 ..........................           27.50          26.313          21.000          29.375          27.750
Shareholders of record .....................          10,281          10,813          11,475          11,929          11,964
Shares traded (thousands) ..................         162,219         158,349         161,118         128,942          98,855




QUARTERLY STOCK PRICES AND DIVIDENDS

                            2001                                                            2000
------------------------------------------------------------    ------------------------------------------------------------
  QUARTER           HIGH            LOW           DIVIDEND        QUARTER           HIGH            LOW           DIVIDEND
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

1st             $      27.25    $      23.52    $       .145     1st            $     23.000    $     17.125    $       .135
2nd                    26.51           19.73            .145     2nd                  27.625          21.172            .135
3rd                    23.88           19.95            .145     3rd                  24.625          19.875            .135
4th                    28.23           21.27            .145     4th                  26.563          18.875            .135

                                    [PHOTO]

                                                         [SHERWIN-WILLIAMS LOGO]



                                                    THE SHERWIN-WILLIAMS COMPANY
                                                       101 PROSPECT AVENUE, N.W.
                                                      CLEVELAND, OHIO 44115-1075
                                                            SHERWIN-WILLIAMS.COM