Form 10-K, Exhibit 13
period 2002-12-31
SHERWIN WILLIAMS CO
filed 2003-03-13
CIK 89800

                                                                 EXHIBIT 13
                        THE 2002 ANNUAL REPORT TO SHAREHOLDERS

[PICTURE]

                                                    THE SHERWIN-WILLIAMS COMPANY
                                                              2002 ANNUAL REPORT

PROUD OF THE COMPANY WE KEEP

         OUR FUNDAMENTAL ALLEGIANCE TO THE CUSTOMERS WE SERVE, THE SHAREHOLDERS WE WORK FOR AND THE EMPLOYEES WE EMBRACE IS A GUIDING PRINCIPLE. IT'S WHY FOR 137 YEARS, SHERWIN-WILLIAMS - AMERICA'S PAINT COMPANY - HAS BEEN THE LEADING FORCE IN THE COATINGS INDUSTRY.

CONTENTS

Financial Highlights
1

Operating Segments
4

Letter to Shareholders
6

Company Overview
10

Citizenship
18

Stores Map/Subsidiaries
20

Financial Performance
21

NET EXTERNAL SALES BY SEGMENT

(millions of dollars)                     Net External Sales              % of Sales
------------------------------------------------------------------------------------
Paint Stores Segment                            $3,302                       63.7%

Consumer Segment                                $1,178                       22.7%

Automotive Finishes Segment                     $  454                        8.8%

International Coatings Segment                  $  244                        4.7%

Administrative Segment                          $    7                         .1%
------------------------------------------------------------------------------------
Total Consolidated Sales                        $5,185                      100.0%

The Sherwin-Williams Company recruits, selects and hires the best possible people available -- without discrimination based on race, religion, color, creed, sex, national origin, age, disability, status as a special disabled veteran, veteran of the Vietnam era or any other unlawful consideration.

                                                            FINANCIAL HIGHLIGHTS

(thousands of dollars except per share data)                                              2002            2001            2000
                                                                                      -------------------------------------------
Net sales                                                                             $ 5,184,788      $5,066,005      $5,211,624
---------------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of change in accounting principle                     $   310,701      $  263,158      $   16,026
Cumulative effect of change in accounting principle - net of income taxes of $64,476     (183,136)
                                                                                      -----------      ----------      ----------
Net income                                                                            $   127,565      $  263,158      $   16,026
---------------------------------------------------------------------------------------------------------------------------------
Per common share:
  Fully-diluted:
     Income before cumulative effect of change in accounting principle                $      2.04      $     1.68      $      .10
     Cumulative effect of change in accounting principle - net of income taxes              (1.20)
                                                                                      -----------      ----------      ----------
     Net income                                                                       $       .84      $     1.68      $      .10
  Basic:
     Income before cumulative effect of change in accounting principle                $      2.07      $     1.69      $      .10
     Cumulative effect of change in accounting principle - net of income taxes              (1.22)
                                                                                      -----------      ----------      ----------
     Net income                                                                       $       .85      $     1.69      $      .10
  Cash dividends                                                                      $       .60      $      .58      $      .54
  Book value                                                                          $      9.01      $     9.66      $     9.22
---------------------------------------------------------------------------------------------------------------------------------
Average common shares outstanding (thousands)                                             150,438         155,557         161,912
Return on sales (1)                                                                           6.0%            5.2%             .3%
Return on net operating assets employed (RONAE) (2)                                          35.7%           27.5%            8.6%
Return on beginning shareholders' equity (1)                                                 20.9%           17.9%             .9%
Total debt to capitalization                                                                 28.0%           29.3%           33.5%
Interest coverage (3)                                                                        13.3x            8.8x            3.3x
Current ratio                                                                                 1.4             1.3             1.4
Total technical expenditures (4)                                                      $    88,721      $   86,222      $   83,627

[BAR CHART]

                                 SALES
                          (millions of dollars)
1996                             4,133
1997                             4,881
1998                             4,934
1999                             5,004
2000                             5,212
2001                             5,066
2002                             5,185

[BAR CHART]

                          INCOME PER SHARE - DILUTED(1)
1996                                 1.33
1997                                 1.50
1998                                 1.57
1999                                 1.80
2000                                  .10
2001                                 1.68
2002                                 2.04

(1) Based on income before cumulative effect of change in accounting principle. See Note 2, pages 43-45 of this report.

(2) Based on income before income taxes and cumulative effect of change in accounting principle divided by average net accounts receivable, inventories, property, plant and equipment and accounts payable.

(3) Ratio of income before income taxes, cumulative effect of change in accounting principle and interest expense to interest expense.

(4) See Note 1, page 42 of this report, for a description of technical expenditures.

[PICTURE OF PAINT CONTAINER]

2 STRENGTH. STABILITY. SECURITY.

                                                                TWIST & POUR(TM)

Since the July 2002 launch of our new Twist & Pour(TM) paint containers, the number of outlets that carry our Dutch Boy(R) brand has more than tripled.

[PICTURE OF PAINT CONTAINERS]

[PICTURE OF COLLAGE OF OPERATING SEGMENTS]

PAINT STORES

PRODUCTS SOLD: Paints, stains, caulks, applicators, wallcoverings, floorcoverings, spray equipment and related products

MARKETS SERVED: Do-It-Yourselfers, professional painting contractors, home builders, property managers, architects, interior designers, industrial, marine, aviation, flooring and original equipment manufacturer (OEM) product finishes

MAJOR BRANDS SOLD: Sherwin-Williams(R), FlexBon Paints(TM), Con-Lux(R), Old Quaker(TM), Mercury(R), Brod Dugan(R), Mautz(R) Pro-Line(R), SeaGuard(R), ArmorSeal(R), Kem(R) Hi-Temp, Cook(TM), Sher-Wood(R), Powdura(R), Polane(R) and Kem Aqua(R)

OUTLETS: 2,643 Sherwin-Williams stores in the United States, Canada, Mexico, Puerto Rico and the Virgin Islands

CONSUMER

PRODUCTS SOLD: Branded, private label and licensed brand paints, stains, varnishes, industrial products, wood finishing products, applicators, corrosion inhibitors, aerosols and related products

MARKETS SERVED: Do-It-Yourselfers, professional painting contractors and industrial maintenance

MAJOR BRANDS SOLD: Dutch Boy(R), Krylon(R), Minwax(R), Cuprinol(R), Thompson's(R) WaterSeal(R), Formby's(R), Red Devil(R), Pratt & Lambert(R), Martin Senour(R), H&C(TM), White Lightning(R), Dupli-Color(R) and Rubberset(R)

OUTLETS: Leading mass merchandisers, home centers, independent paint dealers, hardware stores, automotive retailers and industrial distributors in the United States, Canada and Mexico

4 STRENGTH. STABILITY. SECURITY.

[PICTURE OF COLLAGE OF OPERATING SEGMENTS]                    OPERATING SEGMENTS

AUTOMOTIVE FINISHES

PRODUCTS SOLD: High performance interior and exterior coatings for the automotive, fleet and heavy truck markets, as well as thousands of associated products

MARKETS SERVED: Automotive jobbers, wholesale distributors, collision repair facilities, dealerships, fleet owners and refinishers, production shops, body builders and OEM product finishers

MAJOR BRANDS SOLD: Sherwin-Williams(R), Martin Senour(R), Western(R), Lazzuril(TM), Excelo(TM), Baco(TM) and ScottWarren(TM)

OUTLETS: 179 company-operated branches in the United States, Canada, Jamaica and Chile, and other operations in the United States, Canada, Mexico, Brazil, Jamaica, Chile and Italy

INTERNATIONAL COATINGS

PRODUCTS SOLD: Architectural paints, stains, varnishes, industrial maintenance products, aerosols, product finishes, wood finishing products and related products

MARKETS SERVED: Do-It-Yourselfers, professional painting contractors, independent dealers, industrial maintenance and OEM product finishes

MAJOR BRANDS SOLD: Sherwin-Williams(R), Dutch Boy(R), Krylon(R), Kem-Tone(R), Martin Senour(R), Pratt & Lambert(R), Minwax(R), Sumare(TM), Ronseal(TM), Globo(TM), Pulverlack(TM), Colorgin(TM), Andina(TM), Tri-Flow(R),
Thompson's(R) WaterSeal(R) and Marson(TM)

OUTLETS: Distribution in 19 countries through wholly-owned subsidiaries, joint ventures and licensees of technology, trademarks and tradenames, including 58 company-operated architectural and industrial stores in Chile, Brazil and Uruguay

WE ARE PLEASED TO REPORT THAT 2002 WAS A SOLID YEAR FOR THE SHERWIN-WILLIAMS COMPANY. AFTER 2001 DID NOT MEASURE UP TO OUR EXPECTATIONS, WE WERE DETERMINED TO RETURN OUR COMPANY TO A HIGH LEVEL OF FINANCIAL PERFORMANCE. OUR EFFORTS THIS PAST YEAR RESULTED IN STRONG CASH FLOW AND A SUBSTANTIAL IMPROVEMENT IN OPERATING INCOME ON A MODERATE SALES INCREASE. IN THESE TIMES OF SLUGGISH ECONOMIC GROWTH, MOUNTING INTERNATIONAL TENSIONS AND DAILY HEADLINES ABOUT COMPANIES ACCUSED OF MISLEADING THEIR EMPLOYEES, SHAREHOLDERS AND THE FINANCIAL COMMUNITY, SHERWIN-WILLIAMS STANDS TALL.

[PHOTO OF CHRISTOPHER M. CONNOR]           [PHOTO OF JOSEPH M. SCAMINACE]
CHRISTOPHER M. CONNOR                      JOSEPH M. SCAMINACE
Chairman and Chief Executive Officer       President and Chief Operating Officer

6 STRENGTH. STABILITY. SECURITY.

                                                          LETTER TO SHAREHOLDERS

         We have always placed the highest value on the integrity, ethics and morality of our company. We stand behind the fairness and accuracy of our financial reports with confidence. This is a company founded on, and recognized for, these fundamental principles. Throughout 2002, we continued to invest energy and capital in building our core businesses, expanding our distribution, increasing our technological leadership and improving our operational efficiency.

         Our consolidated net sales for the year grew 2.3% to $5.18 billion. Income before the cumulative effect of change in accounting principle increased 18.1% to $310.7 million from $263.2 million in 2001. Diluted income per common share before the accounting change reached a new high of $2.04 per share; a 21.4% increase over the $1.68 per share posted a year earlier. Given the challenges we faced throughout the year we are pleased with our earnings performance.

         For the second year in a row, the Company's net operating cash flow exceeded $550 million. This strong cash generation was achieved through a combination of improved profitability and continued stringent working capital management. During the year, we reduced our receivable days from 56 to 52 and trimmed inventory levels by six days. These working capital improvements contributed $84 million to cash from operations.

         We put this cash to work during the year to strengthen our balance sheet and further invest in our future. We retired $101.9 million of debt, which helped bring our debt to total capital ratio down to 28% from 29.3% last year. We invested $126.5 million in long-term assets, and our Paint Stores Segment purchased the assets of FlexBon Paint Company, including 24 stores in Florida. We made cash dividend payments of $91 million and purchased 6.7 million shares of the company's common stock on the open market for treasury. At year end, our cash and cash equivalents stood at $164.0 million, an increase of $45.2 million over the end of 2001. On the strength of our earnings and cash position, in 2003 our Board of Directors approved our 24th consecutive increase in quarterly dividends.

PAINT STORES SEGMENT

         Net sales for our Paint Stores Segment increased by 3.7% over 2001 to $3.3 billion. Comparable-store sales improved by 1.9% over the prior year. Operating profit from the Segment came in at $398.5 million, a 2.7% increase over 2001.

         Our Paint Stores Segment stayed focused on the task of serving the professional user, and our sales to contractors continued to grow, particularly in the residential and property management markets. We were also encouraged by the strong do-it-yourself (DIY) sales performance. However, the demand for industrial coatings in both the Original Equipment Manufacturer (OEM) product finishes and industrial maintenance markets remained soft.

         During the year, we added 70 net new stores, bringing our total to 2,643 stores in North America. We also launched a three-year program to refresh the interiors of our stores. By year-end, we had completed 840 stores, including fresh paint, new graphics, merchandise resets and an upgraded point-of-sale
(POS) computer system.

         In 2002, we introduced two new color systems in our stores. Sherwin-Williams COLOR(TM) is an interior/exterior palette of more than 1,000 clean bright colors. Our new Martha Stewart Signature(TM) color palette will broaden our appeal to the growing female home-decorating market.

         Our industrial maintenance customers are under constant pressure to improve productivity. We responded by launching a line of products under the ExpressTech(TM) brand, that significantly shorten recoat cycles and reduce downtime.

MONEY MAGAZINE: SHERWIN-WILLIAMS WAS RANKED IN THE TOP TEN OF 404 COMPANIES EVALUATED IN A RECENT STUDY THAT MEASURED "EARNINGS QUALITY". (OCTOBER 2002)

         As our North American OEM customers move their operations overseas, our Chemical Coatings Division has followed. In the fall of 2002, we broke ground on the first of two dedicated chemical coatings liquid and powder manufacturing facilities in China.

CONSUMER SEGMENT

         External net sales in the Consumer Segment increased 3.2% to $1.2 billion in 2002 versus the prior year. Sales throughout the year benefited from a strengthening domestic DIY market combined with aggressive promotion of many new and existing paint, aerosol and wood care products.

BUSINESSWEEK: SHERWIN-WILLIAMS WAS HIGHLIGHTED AS AN "EFFICIENT" COMPANY DUE TO DILIGENT WORKING CAPITAL MANAGEMENT. (DECEMBER 2002)

         Operating profit for the Segment increased 73.8% to $192.5 million versus $110.8 million last year. This dramatic improvement in operating profit was primarily generated from a combination of higher sales volumes, improved overhead absorption due to architectural paint volume gains and reduced manufacturing and administrative expense stemming from our Operational Excellence program.

         In our first full year of operations since realigning the Consumer Segment into three operating divisions, Consumer, Diversified Brands and Wood Care, we have renewed our emphasis on brand building, product innovation and solidifying our strong retail relationships. Our new Dutch Boy(R) Twist & Pour(TM) container is a good example of how our focus on innovation is helping us to build our brands and expand our distribution.

AUTOMOTIVE FINISHES SEGMENT

         Our Automotive Finishes Segment experienced a sales decrease of 2.2% to $453.8 million for the year. Sales for the Segment were adversely impacted by weakness in the collision repair market and unfavorable currency exchange rates relative to last year. If we exclude the effects of currency fluctuations, sales for the Segment would have improved 1.2% for the year.

FORBES.COM: SHERWIN-WILLIAMS WAS SINGLED OUT AS A COMPANY WITH "STALWART YIELDS" AS DEFINED BY A RIGID, THREE-POINT CRITERIA FOR DETERMINING DIVIDEND QUALITY. (JANUARY 2003)

         Operating profit for the Segment increased 6.3% to $54.5 million from $51.2 million in 2001. Lower raw material costs early in the year and tight manufacturing and administrative expense control contributed to this profit improvement.

         While these results fell short of our expectations, we are encouraged by the many positive steps taken by our Automotive Finishes Segment over the past year. Since bringing the entire organization together in our World Automotive Center in Warrensville Heights, Ohio, we have introduced 82 new automotive paint products and revolutionized the delivery of color formulas to the industry. Our A-Plus(TM) Program membership continued to grow, underscoring our focus on, and commitment to, the collision repair market.

         In 2002, the Segment added 6 new branches in North America, bringing the total number of company-operated branches in the U.S., Canada, Jamaica and Chile to 179.

INTERNATIONAL COATINGS SEGMENT

         Net sales in our International Coatings Segment decreased 8.8% to $244.2 million in 2002. Sales decreases in U.S. dollars were the result of unfavorable currency exchange rates. If we exclude the effects of currency exchange fluctuations, net sales for the Segment increased 3.3% versus 2001.

         The Segment realized an operating loss for the year of $5.6 million compared to an operating profit of $4.8 million in 2001. In addition to the negative impact of currency fluctuation, these results include charges totaling $11.9 million taken during the year for the impairment of assets.

         Despite weak economic conditions in South America and unfavorable foreign currency exchange rates, our operations improved and our organization is poised to capitalize on future economic recovery in this region. During this past year, we added 6 new stores in Chile and Brazil bringing our total to 58 company-operated stores in South America. Our Operational Excellence initiative is helping us to become the low cost supplier to independent paint retailers across the region. And the transfer of technology developed in the United States has enabled us to commercialize new product faster and for less cost.

         In the United Kingdom, our Ronseal business posted its highest market share figures ever and recorded its tenth consecutive year of market share growth in the retail wood care category.

BOARD AND MANAGEMENT CHANGES

         In February 2003, Susan J. Kropf, President and Chief Operating Officer of Avon Products, Inc., was appointed to

8 STRENGTH. STABILITY. SECURITY.

our Board of Directors. We welcome Susan to our Board and look to her knowledge and experience to assist us in the future.

         In October, Alexander Zalesky was appointed to the position of President & General Manager of our International Division. Alex joined Sherwin-Williams from Eastman Chemical Co., where, over the past twenty years, he served in various engineering, sales and management assignments throughout North and South America. Most recently, Alex was General Manager of Eastman Chemical's Global Coatings business. Alex brings to this position a strong and diverse international management background, and we are fortunate to have him on our team.

LEAD PIGMENT LITIGATION

         In previous years, Sherwin-Williams has elected not to engage in public discussions regarding lawsuits involving our historic manufacture or use of white lead pigment in paint. Given the heightened publicity this issue received over the past year, we feel it is appropriate to offer some perspective.

         The industry, including Sherwin-Williams, played an important role in funding the "no strings attached" research that identified the risks associated with poorly maintained lead paint and in disseminating that information to health officials. In 1955, the industry's efforts resulted in the adoption of a voluntary standard which essentially removed lead pigment from interior residential paint. Over twenty years later, in 1978, the federal government banned the use of any lead ingredients in paint for residential and most commercial purposes. By the late 1930's, virtually none of Sherwin-William's interior architectural paints contained lead pigments.

         We are joined in most of these cases with several other defendants with whom we have maintained an excellent working relationship in the litigation. Over the past fifteen years we have never lost a case, nor have we ever settled. We believe that our arguments, and more importantly our actions, are solid and on the right side of the law.

         Because we recognize that elevated blood lead levels in children is an important public health issue, we are working with various community-based organizations to help address it. Most of these organizations concentrate their efforts on public education, training and lead hazard control through effective property maintenance.

BARRON'S: SHERWIN-WILLIAMS WAS INCLUDED IN A SELECT FEW LIST OF COMPANIES THAT HAVE MORE THAN SUFFICIENT ASSETS TO FUND THEIR FUTURE PENSION PLAN OBLIGATIONS. (OCTOBER 2002)

OUTLOOK FOR 2003

         We expect modest growth in the paint and coatings industry in 2003. The forces that hindered economic recovery during 2002 are likely to linger through most of this year. Regardless of market conditions, Sherwin-Williams anticipates continued improvements in sales and earnings.

         We cannot guarantee what our growth will be in 2003. We can guarantee that we will continue to expand the distribution of our products by opening new stores, strengthening relationships with our retail partners and forging new relationships. We will introduce innovative new products that will increase our customers' productivity and satisfaction. We will strengthen our brands and provide unparalleled service to our customers.

         Throughout its illustrious 137-year history, The Sherwin-Williams Company has been blessed by the extraordinary talent, commitment and dedication of its employees. Our success is due to their hard work and loyalty. We give thanks to our customers, suppliers and shareholders for their trust and confidence, and for the privilege of being able to say: We are proud of the company we keep.

/s/ Christopher M. Connor
------------------------------------
CHRISTOPHER M. CONNOR
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

/s/ Joseph M. Scaminace
-------------------------------------
JOSEPH M. SCAMINACE
PRESIDENT AND CHIEF OPERATING OFFICER

WITH AN INDUSTRY-LEADING COMBINATION OF NEW PRODUCTS, NEW SERVICES AND NEW IDEAS, OUR PAINT STORES SEGMENT GREW MARKET SHARE IN EACH OF THE MARKET SEGMENTS IN WHICH WE COMPETE.

         As the exclusive outlet for Sherwin-Williams(R) branded architectural and industrial paints, stains and products, we completely control our channel of distribution. This puts us in a unique position to sustain consistent growth and outperform the market - even in the most challenging of economic environments.

         During the past year, we added or acquired 70 stores, bringing the total to 2,643 company-operated stores serving a diverse customer base. This customer base is comprised of architectural and industrial painting contractors, residential and commercial builders, property managers, OEM product finishers and do-it-yourself homeowners.

         Color played a key role in our 2002 operations with the launch of our COLOR(TM) program and the introduction of Martha Stewart Signature(TM) Colors. Six years in the making, COLOR is a new interior/exterior palette that offers more than 1,000 interior colors and double the number of exterior colors previously offered. Brighter, cleaner colors, along with larger paint strips, fan decks and architectural kits, make color selection easier than ever - an important consideration for our full spectrum of customers.

         The Martha Stewart Signature Colors represent 416 exclusive colors available only in Sherwin-Williams(R) paints. Do-it-yourself customers can decorate with confidence using the 39 palette cards containing guidance for color coordinating. These colors are the foundation for a complete line of coordinating home furnishings including fabric, floor covering and furniture.

         Improving our well-known and widely accepted products is an ongoing process within the Paint Stores Segment. We created our Exterior Excellence program to improve our key exterior products with brighter, bolder colors, expanded

[PICTURE OF SHERWIN-WILLIAMS PAINT STORE]

10 STRENGTH. STABILITY. SECURITY.

                                                            PAINT STORES SEGMENT

[PICTURE OF COLLAGE OF PAINT STORES SEGMENT]

low-temperature features, extended warranties, and improved durability and fade resistance. This sets the stage for our Interior Excellence initiative in 2003.

         A further enhancement to the Sherwin-Williams shopping experience is our comprehensive store refresh program. We've concluded the first year of a three-year program that saw 840 stores receive complete refreshes where walls were faux finished and products were totally re-merchandised for a more customer-friendly experience. Similarly, we expanded access to SherLink(TM), our 24/7 password-protected business tool designed to provide customers access to on-line ordering and a searchable product catalog.

         INDUSTRIAL MAINTENANCE AND MARINE markets represent significant growth opportunities for the Paint Stores Segment. In response to customer demand for shorter recoat times, faster returns to service and improved paint line productivity, we introduced our new ExpressTech(TM) products. These products incorporate true technological innovations and are generating dramatic end-user savings in labor, materials and time.

         CHEMICAL COATINGS DIVISION supplies product finishes to OEM through 9 manufacturing plants and 83 dedicated facilities in North America. To be better positioned in the globalization of the OEM product finishing industry, we have established two dedicated chemical coatings liquid and powder manufacturing facilities in China. Our Chemical Coatings business was adversely affected by a weak manufacturing segment and reduced business investment that impacted office furniture, industrial equipment, plastics and electronic markets. Still, we managed to increase market share and significantly grow our OEM account base.

[PICTURE OF COLOR CARDS]

BRAND STRENGTH. IT'S WHAT MOST COMPANIES TODAY ARE INTENSELY FOCUSED ON ACHIEVING. AT SHERWIN-WILLIAMS, THAT'S EXACTLY WHAT WE HAVE ACHIEVED IN THE THREE OPERATING UNITS THAT COMPRISE OUR CONSUMER SEGMENT.

On the strength of brands like Dutch Boy(R), Minwax(R) and Krylon(R) the Consumer, Wood Care and Diversified Brands Divisions delivered strong performances in 2002.

         CONSUMER DIVISION - The introduction of our new Twist & Pour(TM) container in 2002 represents the first significant change to one-gallon paint packaging in generations. The Twist & Pour innovation has received numerous consumer and industry awards, as well as immediate consumer acceptance due to its ease of use and clean-up benefits. Since the introduction of Twist & Pour, the number of outlets that carry our Dutch Boy(R) brand has tripled.

         In addition to its array of powerful brands like Dutch Boy(R), Pratt & Lambert(R), Martin Senour(R) and Cuprinol(R), our Consumer Division is a major supplier of private label products to leading retailers.

         Our 14 manufacturing facilities and 8 distribution centers are governed by a culture of continuous improvement. The division continues its mission of maximizing efficiencies, productivity and quality through our Operational Excellence and Six Sigma initiatives, which have yielded improvements in customer service, inventory levels and asset utilization.

         WOOD CARE DIVISION - High performance products that deliver long lasting beauty and protection are why consumers have made us the market leader in interior stains and finishes and exterior waterproofing products. Familiar brands like Minwax(R) and Thompson's(R) WaterSeal(R) are known for their reliability and ease of use.

         These brands are widely available in a variety of retail outlets including home improvement stores, home centers, mass merchants, hardware stores and paint stores. Our new Minwax(R) Super Fast-Drying Polyurethane for Floors is a

[PHOTO]

12 STRENGTH. STABILITY. SECURITY.

                                                                CONSUMER SEGMENT

[PICTURE OF COLLAGE OF CONSUMER SEGMENT]

popular choice among contractors and do-it-yourselfers who want to speed up project time. New for 2002 was our Thompson's(R) WaterSeal(R) Advanced Waterproofer which provides one-coat maximum strength protection and one-day clean-and-treat application.

         DIVERSIFIED BRANDS DIVISION - 2002 marked the return of the famous "No runs, no drips, no errors" television campaign for our Krylon(R) spray paint brand - a contributing factor to our strong sales and profit gains in the Division. We also introduced several key new products that extended our market leadership position in aerosol paints. Krylon(R) Fusion for Plastic(TM) is the first paint product designed to bond to plastics with no sanding or priming - features that earned it the Editor's Choice Award from Popular Mechanics. Dupli-Color(R) Metal Cast(TM) captures the anodized effect in an aerosol paint.

         The Diversified Brands Division is a leading supplier of professional brushes and rollers marketed under the Sherwin-Williams(R) and Rubberset(R) brands. New extension poles for use with our rollers in each brand were introduced in 2002. We are also a leading supplier of caulks and sealants through our White Lightning(R) brand.

         Our private label manufacturing capabilities serve several mass merchants with aerosol paints and cleaning products.

[PICTURE OF COLLAGE OF MINWAX WITH BRUSH]

THE COMPREHENSIVE DISTRIBUTION PLATFORM OF OUR AUTOMOTIVE SEGMENT CONSISTS OF THOUSANDS OF AUTOMOTIVE REFINISH DISTRIBUTORS. OUR FOREIGN LICENSING
AGREEMENTS AND WHOLLY OWNED SUBSIDIARIES GIVE US A PRESENCE IN NEARLY 30 COUNTRIES. IN 2002, WE ADDED SIX NEW BRANCHES IN NORTH AMERICA, BRINGING TO
179 THE TOTAL NUMBER OF COMPANY-OPERATED BRANCHES IN THE UNITED STATES, CANADA, JAMAICA AND CHILE.

         Centralizing our technical, sales and marketing teams at our World Automotive Center in Warrensville Heights has resulted in numerous strategic and operational benefits. For example, we were able to introduce 82 new automotive paint products. These include our exclusive Ure-Flex(TM) Technology Premium
Plus Clearcoat and Ure-Flex(TM) Spectra Prime/Spectra Seal - products that offer industry-leading performance and are certified by the original equipment manufacturers for warranty repairs.

         Our commitment to excellence in product quality and customer service led to the creation of our Advanced Product Quality Planning team and the application of SixSigma methods and practices to drive continuous improvements in customer service. Our unparalleled supply chain management expertise, industry leading automotive refinish technology and a complete associated products program sets us apart in our ability to service our customers. In short, we succeed by making our customers more successful.

         In 2002, our customers continued to take advantage of our automotive finishing e-technology. This technology successfully combines the convenience of the internet with our local service and delivery capabilities. Customers can go on-line to purchase products, utilize our Formula Finder color formula retrieval and smart scale mixing resource, access environmental compliance reporting tools and obtain the latest real time information on color and product technology.

         We've also added 80 new members to our A-Plus(TM) Program, bringing total membership to 828. The A-Plus(TM)

[PHOTO]

14 STRENGTH. STABILITY. SECURITY.

                                                     AUTOMOTIVE FINISHES SEGMENT

[PICTURE OF COLLAGE OF AUTOMOTIVE FINISHES SEGMENT]

Program is a value-added program with training and certification, business management and customer service components. Membership is comprised of industry leading collision repair centers who exceed our stringent quality and process requirements.

         Our involvement with NASCAR grew in 2002, and continues to underscore the acceptance of Sherwin-Williams(R) automotive paint in the most elite and discriminating circles. Sherwin-Williams Automotive Finishes Corp. was the coatings supplier of choice for 25 Winston Cup teams and 10 Busch Series teams in 2002. In fact, this past year, Sherwin-Williams took the checkered flag in 23 of the 36 Winston Cup events.

         The Automotive Finishes Segment also played a key role in a unique and high profile community project that put our products to an all-season climatic test. North-east Ohio's weather has been described as anywhere from unpredictable to downright harsh. So when GuitarMania(R)* needed to shield the 100 fiberglass work-of-art guitars from the elements, they turned to Sherwin-Williams Automotive Finishes Corp.

         While we were glad to provide technical know-how and assistance to this worthy cause, our singular focus is in the automotive market where we have been developing and manufacturing coatings for the past 80 years. The more than 280 employees at our 350,000-square-foot, state-of-the-art, World Automotive Center are dedicated to developing and delivering the highest performance, technologically driven, customer-oriented products and services available anywhere in the world.

[PICTURE OF COATINGS PRODUCTS]

* GuitarMania(R) is a public art project benefiting United Way Services and the Rock and Roll Hall of Fame and Museum's education fund.

THERE WERE MANY BRIGHT SPOTS THAT ILLUMINATED THE LANDSCAPE OF OUR
INTERNATIONAL COATINGS SEGMENT IN 2002. IN VIRTUALLY ALL OF OUR MARKETS, WE WERE ABLE TO GAIN SHARE AND ESTABLISH A GREATER PRESENCE THROUGH EXPANDED DISTRIBUTION.

Our ability to share advanced domestic technologies has enabled us to broaden our product offerings and establish market leadership in numerous areas.

         Despite weak economic conditions in South America and unfavorable foreign currency exchange rates, our operations improved. Our organization is positioned well to take advantage of future economic stabilization and recovery in these regions.

         The International Coatings Segment distributes the Sherwin-Williams(R) brand along with a variety of well-known regional brands in 19 countries. We operate through wholly-owned subsidiaries, joint ventures, licensing agreements and independent distributors. In 2002, we added 6 new stores in Chile and Brazil bringing our total to 58 company-operated stores.

         BRAZIL - With more than 900 employees and three manufacturing sites, Sherwin-Williams do Brasil is our largest foreign subsidiary. Several powerful brands and comprehensive distribution provides us strength in the markets in which we compete. Our Colorgin(TM) brand gives us market leadership in aerosols, which are distributed through home centers, mass retailers and hardware stores. We are also the market leader in the industrial maintenance category with our Sumare(TM) brand, which is sold in our company stores and directly to customers. As the market share leader in products used in hospitals, on floors and in kitchens and baths, we continue to grow our architectural coatings business.
We enjoy success in niche powder coatings markets as well. Recognizing the special needs of a diverse customer base, we have assigned key account specialists to sharpen our focus and improve customer service.

         CHILE - Solid relationships with leading retailers, along with our direct retail and wholesale operations, give us

[PICTURE OF PRODUCT DISPLAYS]

16 STRENGTH. STABILITY. SECURITY.

                                                  INTERNATIONAL COATINGS SEGMENT

[PICTURE OF COLLAGE OF INTERNATIONAL COATINGS SEGMENT]

broad market coverage in all major paint segments, including architectural, industrial and marine, chemical coatings and aerosols. We are the leader in aerosols with our Marson(TM) brand and are growing our presence in the independent paint dealer channel with our Andina(TM) brand. Transferred domestic technology continues to create opportunities for us in industrial and marine markets, and new products from the General Polymers line of our Paint Stores Segment will keep us on the leading edge of the industrial flooring markets.

         ARGENTINA - In Argentina, we were able to strengthen our market share and overall awareness, perception and preference for our paint products in the architectural segment. This segment represents an overwhelming majority of our business in Argentina where we are considered the supplier of choice. The country is beset by economic challenges, including a GNP that contracted by 12.5%, unemployment levels that soared to more than 40% and a 230%+ currency devaluation. However, we remain confident of future market share gains and continued strong distribution with independent paint dealers and home centers.

         UNITED KINGDOM - Ronseal Limited posted its highest market share figures ever and recorded its tenth consecutive year of market share growth in the retail wood care category with our Woodcare line of products. Our entrance into the exterior garden care sector with our Ronseal(TM) Gardencare(TM) line has also been extremely successful. Although gallon volume was somewhat sluggish due to excessive rainfall in 2002, we are excited about this category going forward. We were recognized by the largest do-it-yourself retailer in the UK as their supplier of the year in 2002. Additionally, we have made significant investments in waterborne technology and facilities in response to increasing consumer demand for more water-based products.

[PICTURE OF BUS]

BEING RECOGNIZED AS AMERICA'S PAINT COMPANY

IS AN HONOR. SERVING THE CUSTOMERS WHO AWARDED US THAT DISTINCTION IS A PRIVI-LEGE. ACCEPTING THE RESPONSIBILITY THAT COMES WITH SUCH PRAISE IS OUR DUTY. THE MEN AND WOMEN OF SHERWIN-WILLIAMS LIVE OUR VALUES IN THEIR DAILY WORK AND SHARE THEIR VALUES IN THE COMMUNITIES IN WHICH THEY LIVE.

GUITARMANIA(R)

         Chicago had its cows. Buffalo its buffaloes. Pigs poked around Cincinnati, moose roamed Toronto, and fish flew out of the water in Baltimore. In 2002, Cleveland got its guitars.

         Across North America's great cities, local artists are showcasing their creativity by decorating giant fiberglass figures that represent the essence of their city. These figures are then displayed around the city and later auctioned. The campaign's goals are to energize the city and ignite civic pride, while raising funds for local charities.

         In Cleveland, home to the Rock and Roll Hall of Fame, deciding on the right fiberglass symbol was easy: the Fend-er(R)Stratocaster(R)guitar.

         Giant 10-foot-high fiberglass guitars became canvases for prominent local artists and a "Who's Who" of pop icons and celebrities. Yoko Ono, Peter Max, Joe Walsh, Keith Richards and Graham Nash were just a few of the note-worthy artists involved.

         As a key strategic partner in GuitarMania(R), Sherwin-Williams developed official GuitarMania paints for the artists and clear-coated all guitars for display.

         In June 2002, nearly 100 guitars went on public display at the Rock and Roll Hall of Fame to rave reviews. They appeared around the city for the remainder of the summer. Permanent homes were determined by a live auction in November, with proceeds benefiting United Way Services, the Rock and Roll Hall of Fame and Museum's education fund and the Make-A-Wish Foundation of Northeast Ohio.

[COLLAGE OF GUITARMANIA]

18 STRENGTH STABILITY SECURITY

CITIZENSHIP

[COLLAGE OF CITIZENSHIP]

GRAFFITI HURTS(R)

         Cleaning up graffiti is a costly effort for cities across America. In addition to the drain on tax dollars - which could be used for schools, parks, roads and other community improvements - graffiti causes a decrease in surrounding property values, a decrease in a resident's feeling of safety and an overall decrease in local commerce.

         Formed in 1996 by Keep America Beautiful, Inc., through a grant from Sherwin-Williams and its Krylon(R) brand of aerosol paints, The Graffiti Hurts(R) Program is dedicated to raising awareness about the harmful effects of graffiti through grass roots education and community involvement.

"PIECE OF THE PENTAGON" AWARD

         In May, Sherwin-Williams was presented with a "Piece of the Pentagon" award for our company's donation of 10,000 gallons of paint to help repair damage caused by the September 11 terrorist attack.

         Approximately 1,000 contractors are working 20 hours a day, six days a week to rebuild the damaged 400,000-square-foot portion of the Pentagon. Completion is anticipated in spring 2003.

         In presenting the award, Pentagon Renovation Program Manager Lee Evey said, "The contribution made by Sherwin-Williams is representative of the American spirit to see the Pentagon made whole again."

CLEARCORPS CARES ABOUT KIDS

         Sherwin-Williams is a proud partner of CLEARCorps, an organization dedicated to protecting children from lead poisoning. CLEARCorps is an AmeriCorps service program that was created in 1995 through a partnership between the Shriver Center and the National Paint and Coatings Association. With financial support from companies like Sherwin-Williams, CLEARCorps is able to provide on-site, family-centered education, training and lead hazard control services.

STORES MAP/SUBSIDIARIES

[MAP OF STORES/AUTOMOTIVE BRANCHES]

SUBSIDIARIES

FOREIGN
Coatings S.R.L.
Compania Sherwin-Williams, S.A. de C.V.
Eurofinish S.r.l.
Kriesol S.A.
Productos Quimicos y Pinturas, S.A. de C.V.
Proquipsa, S.A. de C.V.
Pulverlack Nordeste Ltda.
Quetzal Pinturas, S.A. de C.V.
Ronseal (Ireland) Limited
Ronseal Limited
Sherwin-Williams (Caribbean) N.V.
Sherwin-Williams (West Indies) Limited
Sherwin-Williams Argentina I.y C.S.A.
Sherwin-Williams Automotive Europe S.P.A.
Sherwin-Williams Automotive Northern
      Europe BVBA
Sherwin-Williams Canada Inc.
Sherwin-Williams Cayman Islands Limited
Sherwin-Williams Chile S.A.
Sherwin-Williams do Brasil Industria
      e Comercio Ltda.
Sherwin-Williams Paints (Dongguan)
      Company Limited
Sherwin-Williams Japan Co., Ltd.
Sherwin-Williams (Shanghai) Paints
      Company Limited
Sherwin-Williams Singapore PTE Ltd.
The Sherwin-Williams Company
      Resources Limited

DOMESTIC
Contract Transportation Systems Co.
DIMC, Inc.
Dupli-Color Products Company
Sherwin-Williams Automotive Finishes
      Corp.
Sherwin-Williams Realty Holdings, Inc.
SWIMC, Inc.
The Sherwin-Williams Acceptance
      Corporation
Thompson Minwax International Corp.

-     PAINT STORES

-     AUTOMOTIVE BRANCHES

Today, Sherwin-Williams has 2,880 paint stores and automotive branches worldwide. More than 90% of the U.S. population lives within a 50-mile radius of a Sherwin-Williams paint store.

FINANCIAL PERFORMANCE

[PICTURE OF PORTION OF STOCK CERTIFICATE]

FINANCIAL TABLE OF CONTENTS

Cautionary Statement Regarding Forward-Looking Information
22

Financial Summary
23

Management's Discussion and Analysis of Financial Condition and Results of Operations
24

Report of Management
35

Report of Independent Auditors
36

Consolidated Financial Statements and Notes
37

Directors, Officers, Operating Presidents
59

Shareholder Information
60

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING INFORMATION

         Certain statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Letter to Shareholders," and elsewhere in this report constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based upon management's current expectations, estimates, assumptions and beliefs concerning future events and conditions and may discuss, among other things, anticipated future performance (including sales and earnings), expected growth, future business plans and the costs and potential liability for environmental-related matters and the lead pigment and lead-based paint litigation. Any statement that is not historical in nature is a forward-looking statement and may be identified by the use of words and phrases such as "expects," "anticipates," "believes," "will," "will likely result," "will continue," "plans to" and similar expressions. Readers are cautioned not to place undue reliance on any forward-looking statements. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements and from the Company's historical results and experience.

         These risks, uncertainties and other factors include such things as:
(a) general business conditions, strengths of retail and manufacturing economies and the growth in the coatings industry; (b) competitive factors, including pricing pressures and product innovation and quality; (c) changes in raw material availability and pricing; (d) changes in the Company's relationships with customers and suppliers; (e) the ability of the Company to attain cost savings from productivity initiatives; (f) the ability of the Company to successfully integrate past and future acquisitions into its existing operations, as well as the performance of the businesses acquired; (g) changes in general domestic economic conditions such as inflation rates, interest rates and tax rates; (h) risks and uncertainties associated with the Company's expansion into and its operations in South America and other foreign markets, including inflation rates, recessions, foreign currency exchange rates, foreign investment and repatriation restrictions, unrest and other external economic and political factors; (i) the achievement of growth in developing markets, such as Mexico and South America; (j) increasingly stringent domestic and foreign governmental regulations including those affecting the environment; (k) inherent uncertainties involved in assessing the Company's potential liability for environmental remediation-related activities;
(l) other changes in governmental policies, laws and regulations, including changes in accounting policies and standards and taxation requirements (such as new tax laws and new or revised tax law interpretations); (m) the nature, cost, quantity and outcome of pending and future litigation and other claims, including the lead pigment and lead-based paint litigation and the affect of any legislation and administrative regulations relating thereto; and (n) unusual weather conditions.

         Readers are cautioned that it is not possible to predict or identify all of the risks, uncertainties and other factors that may affect future results and that the above list should not be considered to be a complete list. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

                                                               FINANCIAL SUMMARY
                        (MILLIONS OF DOLLARS EXCEPT AS NOTED AND PER SHARE DATA)

                                                             2002        2001        2000        1999        1998
                                                             ----        ----        ----        ----        ----
OPERATIONS

NET SALES...............................................   $  5,185    $  5,066    $  5,212    $  5,004    $  4,934
COST OF GOODS SOLD......................................      2,846       2,846       2,904       2,755       2,804
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES............      1,785       1,730       1,740       1,673       1,598
IMPAIRMENT OF OTHER ASSETS..............................                                352
INTEREST EXPENSE........................................         40          55          62          61          72
INCOME BEFORE INCOME TAXES AND CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE..............        497         424         143         490         440
INCOME BEFORE CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE........................        311         263          16         304         273
NET INCOME..............................................        128         263          16         304         273

FINANCIAL POSITION
INVENTORIES.............................................   $    625    $    633    $    704    $    703    $    683
ACCOUNTS RECEIVABLE - NET...............................        494         523         594         606         605
WORKING CAPITAL.........................................        422         366         436         437         458
PROPERTY, PLANT AND EQUIPMENT - NET.....................        665         673         722         712         719
TOTAL ASSETS............................................      3,432       3,628       3,751       4,033       4,051
LONG-TERM DEBT..........................................        507         504         621         622         730
TOTAL DEBT..............................................        522         615         740         742         848
SHAREHOLDERS' EQUITY....................................      1,342       1,488       1,472       1,699       1,716

PER SHARE INFORMATION
AVERAGE SHARES OUTSTANDING (THOUSANDS)..................    150,438     155,557     161,912     167,925     172,162
BOOK VALUE..............................................   $   9.01    $   9.66    $   9.22    $  10.25    $  10.03
INCOME BEFORE CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE - DILUTED..............       2.04        1.68         .10        1.80        1.57
INCOME BEFORE CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE - BASIC................       2.07        1.69         .10        1.81        1.58
NET INCOME - DILUTED....................................       0.84        1.68         .10        1.80        1.57
NET INCOME - BASIC......................................       0.85        1.69         .10        1.81        1.58
CASH DIVIDENDS..........................................        .60         .58         .54         .48         .45

FINANCIAL RATIOS
RETURN ON SALES(1)......................................        6.0%        5.2%         .3%        6.1%        5.5%
ASSET TURNOVER..........................................        1.5X        1.4x        1.4x        1.2x        1.2x
RETURN ON ASSETS(1).....................................        9.1%        7.3%         .4%        7.5%        6.7%
RETURN ON EQUITY(2).....................................       20.9%       17.9%         .9%       17.7%       17.1%
DIVIDEND PAYOUT RATIO(1)................................       29.3%       34.6%      549.9%       26.6%       28.5%
TOTAL DEBT TO CAPITALIZATION............................       28.0%       29.3%       33.5%       30.4%       33.1%
CURRENT RATIO...........................................        1.4         1.3         1.4         1.4         1.4
INTEREST COVERAGE(3)....................................       13.3X        8.8x        3.3x        9.0x        7.1x
WORKING CAPITAL TO SALES................................        8.1%        7.2%        8.4%        8.7%        9.3%
EFFECTIVE INCOME TAX RATE(1)............................       37.5%       38.0%       88.9%       38.0%       38.0%

GENERAL
CAPITAL EXPENDITURES....................................   $    127    $     83    $    133    $    134    $    146
TOTAL TECHNICAL EXPENDITURES(4).........................         89          86          84          78          73
ADVERTISING EXPENDITURES................................        222         236         276         265         283
REPAIRS AND MAINTENANCE.................................         52          48          48          46          45
DEPRECIATION............................................        104         109         109         105          98
AMORTIZATION OF INTANGIBLE ASSETS.......................         12          39          51          50          50
SHAREHOLDERS OF RECORD (TOTAL COUNT)....................      9,604      10,281      10,813      11,475      11,929
NUMBER OF EMPLOYEES (TOTAL COUNT).......................     25,752      25,789      26,095      25,697      24,822
SALES PER EMPLOYEE (THOUSANDS OF DOLLARS)...............   $    201    $    196    $    200    $    195    $    199
SALES PER DOLLAR OF ASSETS..............................       1.51        1.40        1.39        1.24        1.22

(1) Based on income before cumulative effect of change in accounting principle. See Note 2, pages 43 through 45 of this report.

(2) Based on income before cumulative effect of change in accounting principle and shareholders' equity at beginning of year.

(3) Ratio of income before income taxes, cumulative effect of change in accounting principle and interest expense to interest expense.

(4) See Note 1, page 42 of this report, for a description of technical expenditures.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         The consolidated financial statements and accompanying footnotes included in this report have been prepared in accordance with accounting principles generally accepted in the United States based upon management's best estimates and judgements. Management uses assumptions based on historical results and other assumptions that they believe are reasonable to form the basis for determining appropriate carrying values of assets and liabilities that are not readily available from other sources. Actual results could differ from those estimates. Also, materially different amounts may result under materially different conditions or from using materially different assumptions. However, management currently believes that any materially different amounts resulting from materially different conditions or material changes in facts or circumstances are unlikely.

         All of the Company's significant accounting policies that are followed in the preparation of the consolidated financial statements are disclosed in
Note 1, on pages 41 through 43 of this report. In addition, the following procedures utilized by management directly impact many of the estimates and assumptions used to arrive at reported amounts in the consolidated financial statements.

         Management records an allowance for doubtful accounts receivable, based on historical experience and expected trends, to reduce accounts receivable to their net realizable value. Inventories are stated at the lower of cost or market with cost determined principally on the last-in, first-out (LIFO) method. Management records reductions to inventory cost for obsolete and discontinued inventories based on historical experience and expected trends. Property, plant and equipment is stated on the basis of cost and depreciated principally on a straight-line method using industry standards and historical experience to estimate useful lives.

         Management's business and technical judgement is used in determining which intangible assets have indefinite lives and in determining the useful lives of finite-lived intangible assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." As required by SFAS No. 142, management performed transitional impairment testing during the first quarter of 2002 and annual impairment testing of goodwill and indefinite-lived intangible assets during the fourth quarter of 2002. See Note 2, pages 43 through 45 of this report, for a discussion of the reductions in carrying value recorded during 2002. Fair values of goodwill and indefinite-lived intangible assets were estimated by management using a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each reporting unit. Growth models were developed using both industry and company historical results and forecasts.

         In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable or the useful life has changed, impairment tests are performed. Undiscounted future cash flows are used to calculate the fair value of long-lived assets to determine if such assets are impaired. Where impairment is identified, management determines fair values for assets using a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each group of assets. Growth models are developed using both industry and company historical results and forecasts. See Note 2, page 44 of this report, concerning the reduction in carrying value of long-lived assets of a foreign subsidiary in accordance with SFAS No. 144.

         To determine the Company's ultimate obligation under its defined benefit pension plans and other postretirement benefit plans, management must estimate the future cost of benefits and attribute that cost to the time period during which each covered employee works. To record the related net assets and obligations of such benefit plans, management uses assumptions related to inflation, investment returns, mortality, employee turnover, rate of compensation increases, medical costs and discount rates. Management, along with third-party actuaries, reviews all of these assumptions on an ongoing basis to ensure that the most reasonable information available is being considered. For 2003 expense recognition, the Company will use a discount rate of 6.55 percent, an expected rate of return on plan assets of 8.00 percent and a rate of compensation increase of 4.00 percent. Use of these assumptions will result in a higher calculated pension expense. See Note 5, pages 47 and 48 of this report, for information concerning the Company's defined benefit pension plans and postretirement benefits.

         The Company is self-insured for certain liabilities, primarily worker's compensation claims, employee benefits, and automobile, property and general liability claims. Claims filed but unsettled and estimated claims incurred but not reported are accrued based upon management's estimates of the aggregate liability for claims incurred using historical experience and actuarial assumptions followed in the insurance industry.

         The Company is involved with environmental compliance, investigation and remediation activities at some of its current and former sites and at a number of third-party sites. The Company accrues for environmental remediation-related activities for which commitments or clean-up plans have been developed and for which costs can be reasonably estimated based on industry standards and historical experience. All accrued amounts are recorded on an undiscounted basis. Accrued environmental remediation-related expenses include direct costs of remediation and indirect costs related to the remediation effort, such as compensation and benefits for employees directly involved in the remediation activities and fees paid to outside engineering, consulting and law firms. See Note 7, on page 50 of this report, for information concerning the accrual for extended environmental-related activities.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Management is continually re-evaluating the Company's operating facilities against its long-term strategic goals. Through December 31, 2002, at the time of commitment to a formal shutdown plan of an operating facility, provisions were made for all estimated qualified exit costs in accordance with Emerging Issues Task Force (EITF) 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," and other related accounting guidance. For all exit or disposal activities initiated subsequent to December 31, 2002, SFAS No. 146, "Accounting for Costs from Exit or Disposal Activities" is effective and will be adopted by the Company for all subsequent exit or disposal activities. SFAS No. 146 requires, among other things, that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred rather than at the time of commitment to a formal shutdown plan. Estimates of such costs are determined by contractual agreement or estimated by management based on historical experience. At the time of the announcement of closure, property, plant and equipment and other long-lived assets are tested for impairment in accordance with SFAS No. 144 due to the change in circumstances as indicated by the pending exit or disposal. If an impairment is determined to exist, the carrying value of the long-lived assets is reduced to fair value estimated by management using a cash flow valuation model, incorporating discount rates commensurate with the risks involved for each group of assets. None of the Company's operating facilities were identified for possible closure during 2002. See Note 4, pages 46 and 47 of this report, for remaining accrued costs of sites closed in prior years.

FINANCIAL CONDITION - 2002

         The Company's financial condition continued to improve in 2002. The Company ended the year with $164.0 million in cash and cash equivalents - an increase of $45.2 million over the end of 2001. The Company's current ratio increased to 1.39 at December 31, 2002 from 1.32 at the end of 2001. Total debt declined to $521.7 million at December 31, 2002 from $615.4 million at the end of last year. Total debt as a percentage of total capitalization improved to
28.0 percent from 29.3 percent at the end of 2001 in spite of the decrease in total capitalization resulting from the $183.1 million charge for the cumulative effect of change in accounting principle in 2002. For the second year in a row, the Company's net operating cash flow exceeded $550 million aided by improved profitability and stringent working capital control. Net operating cash flow for 2002 was $558.9 million compared to $561.6 million in 2001. The decrease of $2.7 million in net operating cash is related primarily to a reduction in cash generated by the change in working capital accounts. As shown in the Statements of Consolidated Cash Flows, on page 39 of this report, the change in working capital accounts generated cash of $84.4 million in 2002 compared to $192.4 million of cash generated in 2001. The continued generation of cash through working capital reduction occurred as a result of a continued focus by management on improving collections of accounts receivable, accelerating inventory turnover and properly matching accounts payable with revenue for related merchandise. Partially offsetting the working capital cash generation in 2001 was an unusual tax-related payment of $65.7 million made to the U.S. Internal Revenue Service to stop interest accruing on a contested tax issue. Net operating cash flow activities during 2002 provided the funds necessary to support the investment of $126.5 million in long-term assets, debt reductions of $95.3 million, treasury stock purchases of $190.3 million, cash dividend payments of $91.0 million, and acquisitions of $26.6 million. The Company's Consolidated Balance Sheets and Statements of Consolidated Cash Flows, on pages 38 and 39 of this report, provide more detailed financial information concerning the Company's financial position and cash flows.

         Management considers, and often utilizes, a measurement of cash flow that is not in accordance with accounting principles generally accepted in the United States to be a useful tool in determining the discretionary amount of the Company's net operating cash. Management reduces net operating cash, as shown in the Statements of Consolidated Cash Flows, by the amount expended for capital expenditures and the payment of cash dividends. The resulting value is referred to by management as "Free Cash Flow" which may not be comparable to values considered by other entities using the same terminology. The reader is cautioned that the following value should not be compared to other entities unknowingly. The amount shown below should not be considered an alternative to net operating cash or other cash flow amounts in accordance with accounting principles generally accepted in the United States disclosed in the Statements of Consolidated Cash Flows, on page 39 of this report. Free Cash Flow as defined and used by management of the Company is determined as follows:

(thousands of dollars)
                                2002           2001          2000
                                ----           ----          ----
NET OPERATING CASH
  (PAGE 39)..............    $  558,917     $  561,646    $  463,344
CAPITAL EXPENDITURES
  (PAGE 39)..............      (126,530)       (82,572)     (132,778)
PAYMENTS OF CASH
  DIVIDENDS (PAGE 39)....       (91,007)       (90,984)      (88,124)
                             ----------     ----------    ----------
FREE CASH FLOW...........    $  341,380     $  388,090    $  242,442
                             ==========     ==========    ==========

         Goodwill, which represents the excess of cost over the fair value of net assets acquired in purchase business combinations, decreased $120.2 million and intangible assets decreased $118.5 million in 2002. The decreases in goodwill and intangible assets in 2002 resulted primarily from adjusting the carrying values for impairment as required by SFAS No. 142. Foreign currency adjustments and amortization of intangible assets with finite lives further reduced the carrying values of goodwill and intangible assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Intangible assets with finite lives include costs related to designing, developing, obtaining and implementing internal use software that are capitalized and amortized in accordance with Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." Partially offsetting the decrease in the values of goodwill and intangible assets are increases resulting from purchase business combinations completed in 2002. See Note 2, on pages 43 through 45 of this report, for a description of the asset impairments recorded in accordance with SFAS No. 142 during the first and fourth quarters of 2002 and a tabular reference of the movement in the carrying values of goodwill and intangible assets. In accordance with the requirements of SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized after January 1, 2002. Excluding after-tax amortization expense of $24.1 million from 2001 and $32.6 million from 2000 to be comparable with 2002, net income would have been $287.2 million or $1.83 per diluted common share in 2001 and $48.6 million or $.30 per diluted common share in 2000.

         Deferred pension assets of $414.6 million at December 31, 2002 represent the excess of the fair market value of the assets in the Company's defined benefit pension plans over the actuarially-determined projected benefit obligations. The 2002 increase in deferred pension assets of $21.0 million represents primarily the recognition of the current year net pension credit of $23.0 million. The net pension credit decreased $6.4 million in 2002 due primarily to the recognition of a portion of the previously unrecognized actuarial loss. The unrecognized actuarial loss relates primarily to a lower actual return on plan assets compared to the expected return on plan assets and the effects of changes in plan assumptions. The decrease in the actual return on plan assets during 2002 was primarily the result of returns on equity investments that were below the expected return rate of 8.5 percent. The expected long-term rate of return on assets has been lowered from 8.5 percent to
8.0 percent to reflect the lower returns anticipated on equity investments in the future. The assumed discount rate used to compute the actuarial present value of projected benefit obligations was decreased from 6.75 percent to 6.55 percent at December 31, 2002 due to decreased rates of high-quality, long-term investments. In addition, the assumed long-term rate of compensation increase was decreased from 4.50 percent to 4.00 percent. The net pension credit is expected to decrease approximately $24.0 million to an expense of $1.0 million in 2003, due to the net impact of changing these assumptions and the recognition of a greater portion of the unrecognized actuarial loss. See Note 5, on pages 47 and 48 of this report, for a detailed description of the defined benefit pension plans and for more financial information concerning the defined benefit pension plans' obligations, assets and net pension credit.

         Net property, plant and equipment decreased $8.1 million to $664.6 million at December 31, 2002. The decrease was due primarily to depreciation expense of $103.7 million, impairment charges on assets held for use in Argentina of $9.0 million, foreign currency translation adjustments of $8.0 million, disposition of the Graphic Arts business unit of $5.1 million and other dispositions and retirements of fixed assets. Partially offsetting these decreases in fixed assets were capital expenditures of $126.5 million and fixed assets acquired in purchase business combinations. Capital expenditures during 2002 in the Paint Stores Segment were primarily attributable to the opening of new paint stores, new color selector fixtures, new point-of-sale equipment, the relocation of certain stores and the normal replacement and upgrading of store equipment. In the Consumer, Automotive Finishes and International Coatings Segments, capital expenditures during 2002 were primarily related to efficiency improvements in production and distribution facilities and information systems hardware. In addition, the Consumer Segment constructed a 350,000 square foot distribution center in Atlanta, Georgia. The Administrative Segment incurred capital expenditures primarily for upgrading the Company's headquarters building and information systems hardware. In 2003, the Company expects to spend approximately the same amount for capital expenditures as in 2002. Most significant capital expenditures will relate to various capacity and productivity improvement projects at manufacturing and distribution facilities, new store openings, new point-of-sale equipment and new or upgraded information systems hardware. The Company does not anticipate the need for any specific long-term external financing to support these capital expenditures.

         There were no short-term borrowings outstanding under the Company's commercial paper program at December 31, 2002 or 2001. During the year, borrowings were made under the Company's commercial paper program that is fully backed by and limited to the borrowing availability under the Company's revolving credit agreements. The aggregate maximum borrowing capacity under the current revolving credit agreements as of January 3, 2003 is $718.0 million. Due to the seasonality of the Company's business and the need for available cash prior to the primary selling season and collecting accounts receivable, the Company expects to borrow under the commercial paper program throughout most of 2003.

         The current portion of long-term debt at December 31, 2002 decreased to $15.0 million from $111.9 million at December 31, 2001 due primarily to the payment of $100.0 million of 6.5% Notes on February 1, 2002. The current portion of long-term debt at December 31, 2002 represents current maturities of various promissory notes and other obligations.

         Long-term debt increased $3.2 million to $506.7 million at December 31, 2002 compared to 2001, primarily due to the increase in carrying value of the 6.85% Notes resulting from a net premium of $4.8 million received in the discontinuation of interest rate swap contracts. See Note 6, on pages 49 and 50 of

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS

this report, for a detailed description of the Company's long-term debt outstanding and other financing programs available.

         Other accruals, representing liabilities or portions of long-term liabilities due within twelve months, declined to $298.0 million from $326.9 million due primarily to a change in the way the Company funds its matching requirements in the Employee Stock Purchase and Savings Plan. Additionally, a reduction in current interest payable on debt and other investment amounts further decreased the balance at December 31, 2002. Prior to 2002, a portion of the Company's matching contribution to the Employee Stock Purchase and Savings Plan consisted of an annual variable match, based on the Company's annual return on equity, which was paid subsequent to the annual results of the Company being finalized. The variable match accrued at December 31, 2001 was $18.4 million. Beginning January 1, 2002, the Company eliminated the variable match and began matching up to six percent of compensation and paying the matching amount every time the employee receives earned compensation. See Note 9, on pages 51 and 52 of this report, for further information concerning the Employee Stock Purchase and Savings Plan.

         The Company's long-term postretirement benefit liability increased $3.7 million to $213.7 million from $210.0 million due to the excess of the net postretirement benefit expense over the benefit payments. The current portion of the postretirement benefit liability, amounting to $15.2 million at December 31, 2002, is included in Other accruals. The assumed discount rate used to calculate the actuarial present value of the postretirement benefit obligations was decreased from 6.75 percent to 6.55 percent at December 31, 2002 due to the reduced rates of high-quality, long-term investments. The assumed health care cost trend rates were revised during 2002 for years 2003 through 2010. The revised rates reflect escalating health care costs that continued to exceed the previously established rates. The trend rate for 2003 is now at a more representative 9.0 percent annual increase decreasing gradually to 5.5 percent in 2010. See Note 5, on pages 47 and 48 of this report, for further information on the Company's postretirement benefit obligations.

         Other long-term liabilities increased $1.2 million during 2002 due primarily to the recognition of a minimum pension liability for an under-funded foreign defined benefit pension plan of $7.4 million partially offset by a reduction in environmental-related liabilities due to current year expenditures exceeding the current year provision. See Note 7, on page 50 of this report, for information concerning the Company's environmental-related and other long-term liabilities.

         Shareholders' equity declined $145.9 million during 2002 to $1,341.9 million at December 31, 2002 from $1,487.8 million last year. The reduction in shareholders' equity resulted primarily from the purchase of treasury stock and other comprehensive losses that were not fully offset by increased retained earnings and other capital. The Company purchased 6.7 million shares of its common stock during 2002 for treasury at a cost of $190.3 million. The Company acquires its own common stock for general corporate purposes and, depending on its cash position and market conditions, it may acquire additional shares in the future. The Company had remaining authorization at December 31, 2002 to purchase
10.3 million shares of its common stock. Other comprehensive losses resulted from foreign currency translation adjustments of $48.3 million and the recording of a $8.3 million adjustment due to the recognition of a minimum pension liability related to an under-funded foreign defined benefit pension plan. Retained earnings increased $36.6 million during 2002 due to net income of $127.6 million, after recording the after-tax cumulative effect of a change in accounting principle of $183.1 million, partially offset by $91.0 million in cash dividends paid. Net increases in common stock and other capital of $66.8 million were due to the tax impact of certain Employee Stock Purchase and Savings Plan transactions and stock option activity. See the Statements of Consolidated Shareholders' Equity and Comprehensive Income, on page 40 of this report, and Note 8, on pages 50 and 51 of this report, for more information concerning shareholders' equity.

         The changes in Cumulative other comprehensive loss consisted mainly of foreign currency translation adjustments in the consolidated balance sheets. The foreign currency translation loss increases of $48.3 million in 2002, $40.9 million in 2001 and $18.0 million in 2000 were attributable to weakness in several foreign operations' functional currencies. Most significantly, the Argentine government, beginning in January 2002, announced plans to discontinue its currency board policy of maintaining a one-to-one fixed exchange rate between the peso and U.S. dollar and attempted to implement a controlled devaluation. The change in the currency translation rate of the Argentine peso did not have a material impact on the overall results of operations of the International Coatings Segment. However, the related impact of the currency fluctuation on the Argentine economy and related economies in South America caused sales and profits of the Argentina subsidiary to decrease. In addition, due to the reduction in the currency exchange rate and in projected cash flows of the Argentina subsidiary, an impairment of the current carrying values of long-lived assets of $9.0 million was charged against current operations during the first quarter of 2002. See Note 2, on page 44 of this report, for more information concerning the reduction in carrying value of long-lived assets.

         The Company's cash dividend payout target per common share is 30.0 percent of the prior year diluted net income per common share. The 2002 annual cash dividend of $.60 per common share represented 35.7 percent of 2001 diluted net income per common share. The Board of Directors elected to continue increasing the cash dividend anticipating reductions in net income to be temporary. The 2002 annual dividend represented the twenty-third consecutive year that the dividend has increased and a

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

compounded annual rate of increase of 20.8 percent since the dividend was reinstated in the fourth quarter of 1979. At a meeting held on February 5, 2003, the Board of Directors increased the quarterly cash dividend to $.155 per common share. This quarterly dividend, if approved in each of the remaining quarters of 2003, would result in an annual dividend for 2003 of $.62 per common share or a
30.4 percent payout of the prior year's diluted income per common share before cumulative effect of change in accounting principle.

         The Company believes that it has properly valued its assets in accordance with all present accounting principles generally accepted in the United States and recorded all known liabilities that existed as of the balance sheet date for which a value is available or an amount can be estimated. In addition, the Company may be subject to potential liabilities, as described in the following, which cannot reasonably be estimated due to the uncertainties involved.

         The Company's past operations included the manufacture and sale of lead pigments and lead-based paints. The Company, along with other companies, is a defendant in a number of legal proceedings, including purported class actions, separate actions brought by the State of Rhode Island, and actions brought by various counties, cities, school districts and other government-related entities, arising from the manufacture and sale of lead pigments and lead-based paints. The plaintiffs are seeking recovery based upon various legal theories, including negligence, strict liability, breach of warranty, negligent misrepresentations and omissions, fraudulent misrepresentations and omissions, concert of action, civil conspiracy, violations of unfair trade practices and consumer protection laws, enterprise liability, market share liability, nuisance, unjust enrichment and other theories. The plaintiffs seek various damages and relief, including personal injury and property damage, costs relating to the detection and abatement of lead-based paint from buildings, costs associated with a public education campaign, medical monitoring costs and others. The Company believes that the litigation is without merit and is vigorously defending such litigation. The Company expects that additional lead pigment and lead-based paint litigation may be filed against the Company in the future asserting similar or different legal theories and seeking similar or different types of damages and relief.

         During September 2002, a jury trial commenced in the first phase of the action brought by the State of Rhode Island against the Company and the other defendants. The sole issue before the court in this first phase was whether lead pigment in paint constitutes a public nuisance under Rhode Island law. This first phase did not consider the issues of liability or damages, if any, related to the public nuisance claim. In October 2002, the court declared a mistrial as the jury, which was split four to two in favor of the defendants, was unable to reach a unanimous decision. This was the first legal proceeding against the Company to go to trial relating to the Company's lead pigment and lead-based paint litigation. Additional legal proceedings pending in other jurisdictions have been scheduled for trial during 2003, and the Company believes it is possible that additional legal proceedings could be scheduled for trial during 2003 and subsequent years.

         Litigation is inherently subject to many uncertainties. Adverse court rulings or determinations of liability could affect the lead pigment and lead-based paint litigation against the Company and encourage an increase in the number and nature of future claims and proceedings. In addition, from time to time, various legislation and administrative regulations have been enacted or proposed to impose obligations on present and former manufacturers of lead pigments and lead-based paints respecting asserted health concerns associated with such products and to overturn court decisions in which the Company and other manufacturers have been successful. Due to the uncertainties involved, management is unable to predict the outcome of the lead pigment and lead-based paint litigation, the number or nature of possible future claims and proceedings, or the affect that any legislation and/or administrative regulations may have on the litigation or against the Company. In addition, management cannot reasonably determine the scope or amount of the potential costs and liabilities related to such litigation, or any such legislation and regulations. The Company has not accrued any amounts for such litigation. Any potential liability that may result from such litigation or such legislation and regulations cannot reasonably be estimated. However, based upon, among other things, the outcome of such litigation to date, management does not currently believe that the costs or potential liability ultimately determined to be attributable to the Company arising out of such litigation will have a material adverse effect on the Company's results of operations, liquidity or financial condition.

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

         The Company is involved with environmental compliance, investigation and remediation activities at some of its current and former sites (including sites which were previously owned and/or operated by businesses acquired by the Company). The Company, together with other parties, has been designated a potentially

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS

responsible party under federal and state environmental protection laws for the investigation and remediation of environmental contamination and hazardous waste at a number of third-party sites, primarily Superfund sites. The Company may be similarly designated with respect to additional third-party sites in the future.

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

         Due to the uncertainties surrounding the investigations and remediation activities at some of the Company's sites and third-party sites, the Company's ultimate liability may result in costs that are significantly higher than currently accrued. In such event, the recording of the liability may result in a material impact on net income for the annual or interim period during which the additional costs are accrued. The Company does not believe that any potential liability ultimately attributed to the Company for its environmental-related matters will have a material adverse effect on the Company's financial condition, liquidity, or cash flow. See Note 7, on page 50 of this report, for discussion of the environmental-related accruals included in the Consolidated Balance Sheets.

         Depreciation of capital expenditures and other expenses related to ongoing environmental compliance measures are included in the normal operating expenses of conducting business. The Company's capital expenditures, depreciation and other expenses related to ongoing environmental compliance measures were not material to the Company's financial condition, liquidity, cash flow or results of operations during 2002. The Company does not expect that such capital expenditures, depreciation and other expenses will be material to the Company's financial condition, liquidity, cash flow or results of operations in 2003.

         The Company is exposed to market risk associated with interest rates and foreign currency exposure. The Company occasionally utilizes derivative instruments as part of its overall financial risk management policy, but does not use derivative instruments for speculative or trading purposes. At December 31, 2001 and during the first two quarters of 2002, the Company partially hedged risks associated with fixed interest rate debt by entering into various interest rate swap agreements (see Note 6, on page 49 of this report). The interest rate swap agreements were unwound during the second and third quarters of 2002 and the Company received a net amount of $4.8 million. This net premium was recorded as an increase in the value of the underlying debt instrument and will primarily increase net investment income over the original life of the swaps. The Company also entered into foreign currency option and forward contracts to hedge against value changes in foreign currency (see Note 11, on page 53 of this report). The Company believes it may experience continuing losses from foreign currency translation. However, the Company does not expect currency translation, transaction or hedging contract losses to have a material adverse effect on the Company's financial condition, results of operations or cash flows.

         The Company has certain obligations and commitments to make future payments under contractual obligations and commercial commitments. The following table summarizes the Company's contractual obligations and commercial commitments as of December 31, 2002:

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(thousands of dollars)                                                   Payments Due
                                                     --------------------------------------------------------
                                                      Within                                          After
  Contractual Obligations              Total          1 Year        2-3 Years       4-5 Years        5 Years
  -----------------------            --------        --------       ---------       ---------        --------
Long-term debt..................     $521,683        $ 15,001       $   1,341       $ 200,000        $305,341
Operating leases................      443,837         109,518         169,004          93,121          72,194
                                     --------        --------       ---------       ---------        --------
Total contractual obligations...     $965,520        $124,519       $ 170,345       $ 293,121        $377,535
                                     ========        ========       =========       =========        ========

                                                                     Commitment Expiration
                                                     --------------------------------------------------------
                                                      Within                                          After
  Commercial Commitments               Total          1 Year        2-3 Years       4-5 Years        5 Years
  ----------------------             --------        --------       ---------       ---------        --------
Standby letters of credit.......     $ 13,273        $ 13,273
Other commercial commitments....       25,540          24,941       $     437       $     105        $     57
                                     --------        --------       ---------       ---------        --------
Total commercial commitments....     $ 38,813        $ 38,214       $     437       $     105        $     57
                                     ========        ========       =========       =========        ========

         Certain borrowings contain a minimum net worth covenant. At December 31, 2002, the Company was in compliance with the covenant. The Company's Notes, Debentures and revolving credit agreements (see Note 6, on page 49 of this report) contain various default and cross-default provisions. In the event of default under any one of these arrangements, acceleration of the maturity of any one or more of these borrowings may result. The Company believes that such an event is not reasonably likely to occur.

         The Company offers product warranties for certain products. The specific terms and conditions of such warranties vary depending on the product or customer contract requirements. The Company does not distinguish between product warranty claim settlements and all credits, refunds and product replacements made to maintain high customer satisfaction. The Company estimates and accrues the costs of unsettled product warranty claims based on historical results and experience. The Company periodically assesses the adequacy of its accrual for product warranty claims and adjusts the accrual as necessary.

         Changes in the Company's accrual for product warranty claims during 2002, including customer satisfaction settlements during the year, were as follows:

Balance at January 1, 2002............     $ 14,074
Charges to expense....................       25,023
Settlements...........................       23,587
                                           --------
Balance at December 31, 2002..........     $ 15,510
                                           ========

RESULTS OF OPERATIONS - 2002 VS 2001

         Consolidated net sales for 2002 increased 2.3 percent to $5.2 billion from $5.1 billion in 2001. Strong domestic architectural paint sales resulting from an increasingly favorable do-it-yourself (DIY) market and aggressive promotion of new products and new color palettes was the most significant factor contributing to the sales gain during the year. Curtailing the sales improvement was continuing sluggishness in the domestic commercial architectural, industrial maintenance, product finishes and automotive product lines. Poor economic conditions in South America related to weak currency exchange rates in Argentina and Brazil continue to negatively impact international sales in U.S. dollars. Excluding the effects of currency exchange rate fluctuations relative to last year, consolidated net sales increased 3.8 percent in 2002.

         Net sales in the Paint Stores Segment in 2002 increased 3.7 percent to $3.3 billion from $3.2 billion last year due primarily to double-digit increases in architectural paint volume sales to contractors and DIY customers. These sales increases were partially offset by flat or declining sales of the domestic commercial architectural, industrial maintenance and product finishes categories. Comparable-store sales, which include sales only from stores open for more than twelve calendar months, increased 1.9 percent in 2002. During 2002, the Paint Stores Segment added 70 net new stores - 46 net new stores were opened and 24 stores were added through acquisition. At the end of 2002, this Segment had 2,643 stores in operation in the United States, Canada, Mexico, Puerto Rico and the U.S. Virgin Islands. The Paint Stores Segment's objective is to expand its store base an average of three percent each year. In addition, the Paint Stores Segment added new color features to its entire store chain during 2002, refreshed the interior design, signage and color of about one-third of the existing stores and upgraded the point-of-sale devices in approximately half of the stores. It is expected that the remaining stores' point-of-sale devices will be upgraded in the first two quarters of 2003 and the remaining stores' interiors will be refreshed over the next two years.

         External net sales of the Consumer Segment increased 3.2 percent to $1.2 billion compared to $1.1 billion last year. Consumer Segment sales throughout the year have increasingly benefited from the improving DIY market. The Segment continued its aggressive promotion of many new and existing paint, aerosol and wood care products. Sales in the improving DIY market and sales of new products more than offset the adverse effects of a sluggish domestic economy and sales declines to Kmart Corporation which has been operating under a bankruptcy reorganization plan and in the Cleaning Solutions Business Unit. In 2003, this

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Segment plans to continue its aggressive promotions of its new and existing products. Based on the latest information available, it is not expected that the Kmart Corporation bankruptcy reorganization will have a significant adverse impact on the overall sales of this Segment.

         The Automotive Finishes Segment's external net sales decreased 2.2 percent to $454 million from $464 million in 2001. Improved vehicle refinish sales were not enough to offset unfavorable currency exchange rates and price competition. Excluding the effects of currency exchange fluctuations relative to last year, net sales for the Segment increased 1.2 percent in 2002. There were 179 automotive branches open at the end of 2002 in the United States, Canada, Chile and Jamaica.

         External net sales in the International Coatings Segment were down 8.8 percent, in U. S. dollars, to $244 million from $268 million at the end of last year due primarily to unfavorable currency exchange rates. Excluding the effects of currency exchange rate fluctuations relative to last year, net sales for the Segment increased 3.3 percent in 2002. Poor economic conditions in Brazil and in Argentina, following an attempt by the government to control the value of the peso at the beginning of 2002, adversely impacted sales volumes and sales in local currencies for the year. In spite of the poor economic conditions that existed, a sales volume increase of 5.6 percent was achieved by the International Coatings Segment. Competitive pricing and a shift in sales to lower priced products caused the shortfall in sales compared to the volume gain. Due to the relationship of competitive pricing and lower priced product sales, it is not possible to determine the impact each had on the sales shortfall. Forecasts for 2003 include little improvement in the economic position of most South American countries although our foreign operations expect to continue to gain market share.

         Consolidated gross profit increased $119.0 over last year and increased as a percent of sales to 45.1 percent from 43.8 percent in 2001. Higher consolidated sales volume levels accounted for $58.1 million of the gross profit improvement. Higher-margin product sales mix and lower product costs in the Paint Stores Segment combined with moderating raw material costs, improved overhead absorption related to architectural paint volume gains and manufacturing expense reductions due to plant closures in the Consumer Segment enhanced consolidated gross profit margins approximately $62.4 million. The Automotive Finishes Segment's margins were essentially flat during 2002 due to moderating raw material costs early in the year, favorable customer/product sale mix and improved manufacturing absorption due to cost reductions that could not offset a shortfall in volume of OEM coatings and similar products. The International Coatings Segment's margins were lower than last year due to economic and competitive pressures. This Segment's margins were also lower due to a $9.0 million impairment charge during the first quarter of 2002 recorded for property, plant and equipment in Argentina in accordance with SFAS No. 144. With certain raw material costs beginning to rise during the last quarter of 2002 and international economic and competitive pressures continuing, the gross profit improvements experienced in 2002 are not expected to continue in 2003.

         Consolidated selling, general and administrative (SG&A) expenses for 2002 increased $54.7 million, or 3.2 percent, to $1.78 billion versus $1.73 billion last year. As a percent of sales, SG&A increased to 34.4 percent from
34.1 percent in 2001. Increased spending was primarily due to higher expenses associated with additional investment in our businesses. In the Paint Stores Segment, SG&A increased $88.4 million primarily due to additional investments in new and acquired stores and new color palettes. The Consumer Segment's SG&A expenses decreased $18.1 million and the percentage of sales ratio was favorable to last year primarily due to continued cost control and higher sales levels. In the Automotive Segment, SG&A expenses as a percent of sales were flat with last year due to the sales shortfall that was partially offset by tight expense control. In the International Coatings Segment, SG&A expenses declined $24.9 million in U.S. dollar spending as well as a percentage of sales primarily due to currency exchange rate fluctuations and tight expense control. The Administrative Segment's SG&A expenses increased $13.2 million due primarily to increased spending related to information technology hardware and software licenses and increased fees for outside professional and consulting services.

         Interest expense decreased $14.2 million in 2002 versus 2001 due to average short-term borrowing rates that were 2.82 average basis points lower in 2002 and lower average outstanding short-term and long-term debt.

         Other expense - net increased $6.7 million in 2002 compared to 2001 primarily due to foreign currency related losses that increased $6.2 million, provisions for environmental matters that increased $3.0 million and expenses from financing and investing activities that increased $9.1 million. Partially offsetting these increases was a reduction in the provisions for disposition and termination of operations of $7.1 million and a reduction in other expenses of $4.3 million. Increases in expenses from financing and investing activities were due primarily to non-recurring gains realized from the sale of certain fixed assets of $8.0 million in 2001 that were partially offset by lower financing expenses related to lower long-term debt outstanding in 2002. See Note 11, on page 53 of this report, for more information concerning the Other expense - net caption.

         Effective January 1, 2002, the Company adopted SFAS No. 142. In accordance with the requirements of that pronouncement, indefinite-lived intangible assets and goodwill were reviewed for possible impairment. Due to the reduction in fair value of certain acquired trademarks and businesses, related principally to international acquisitions and the acquisition of Thompson Minwax Holding Corp., the Company recorded an after-tax transitional

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

impairment charge of $183.1 million, or $1.21 per share, in the first quarter of 2002. The transitional impairment charge was recorded as a cumulative effect of change in accounting principle in accordance with SFAS No. 142.

         Income before income taxes and cumulative effect of change in accounting principle increased $72.7 million, or 17.1 percent, to $497.2 million for 2002. Increased gross profit, net investment income and reduced interest expense combined for a $134.1 million improvement in income. This improvement was partially offset by increased SG&A expenses and Other expense - net of $61.4 million. Net income declined $135.6 million in 2002 due primarily to the cumulative effect of change in accounting principle of $183.1 million net of income taxes. For the year, diluted income per common share before cumulative effect of change in accounting principle increased to $2.04 per share compared to $1.68 per share in 2001. Diluted net income per common share for 2002 was $0.84 per share due to the cumulative effect of change in accounting principle net of income taxes of $1.20 per share for the full year of 2002. In accordance with the requirements of SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized after January 1, 2002. Excluding after-tax amortization expense of $24.1 million from 2001 and $32.6 million from 2000 to be comparable with 2002, net income would have been $287.2 million or $1.83 per diluted common share in 2001 and $48.6 million or $.30 per diluted common share in 2000.

         Management considers a measurement that is not in accordance with accounting principles generally accepted in the United States a useful measurement of the operational profitability of the Company. Some investment professionals also utilize such a measurement as an indicator of the value of profits and cash that are generated strictly from operating activities, putting aside working capital and certain other balance sheet changes. For this measurement, management increases net income for significant non-operating and non-cash expense items to arrive at an amount known as "Earnings Before Interest, Taxes, Depreciation and Amortization." The resulting value is referred to by management and investment professionals as "EBITDA." The reader is cautioned that the following value for EBITDA should not be compared to other entities unknowingly. EBITDA should not be considered an alternative to net income or cash flows from operating activities as an indicator of operating performance or as a measure of liquidity. The reader should refer to the determination of net income and cash flows from operating activities in accordance with accounting principles generally accepted in the United States disclosed in the Statements of Consolidated Income and Statements of Consolidated Cash Flows, on page 37 and 39 of this report. EBITDA as used by management of the Company is calculated as follows:

(thousands of dollars)
                                  2002            2001             2000 (1)
                               ---------       ---------          ---------
Net income (Page 37).........  $ 127,565       $ 263,158          $  16,026
Cumulative effect of
  change in accounting
  principle (Page 37)........    183,136
Income taxes (Page 37).......    186,463         161,291            127,380
Impairment of other
  assets (Page 37)...........                                       352,040
Interest expense
  (Page 37)..................     40,475          54,627             62,026
Depreciation (Page 39).......    103,659         109,187            108,906
Amortization (Page 39).......     11,989          38,911             51,124
                               ---------       ---------          ---------
EBITDA                         $ 653,287       $ 627,174          $ 717,502
                               =========       =========          =========

(1)Excludes the impairment of other assets charge in 2000 for comparability. Refer to the table in the following section concerning the effect of the impairment charge on reported operations.

RESULTS OF OPERATIONS - 2001 VS 2000

         Consolidated net sales decreased 2.8 percent to $5.1 billion in 2001. The most significant factors impacting sales during the year came from discontinued paint programs at certain customers in the Consumer Segment, continuing poor domestic and South American economic conditions and continuing weakness in foreign currency exchange rates. Excluding the effects of the discontinued paint programs at certain customers, consolidated net sales would have been down 1.2 percent for the year.

         Net external sales in the Paint Stores Segment during 2001 increased
0.6 percent to $3.19 billion as higher architectural paint sales offset sales shortfalls in the product finishes and associated product categories. Sales in this Segment continued to be impacted by the sluggish domestic economy and weakness in product finishes sales. Sales to professional painters and industrial maintenance users showed gains for the year. Comparable-store sales, including sales only from stores open for more than twelve calendar months, decreased 1.3 percent in 2001. This Segment ended 2001 with 2,573 stores in operation compared to 2,488 stores in operation at the end of 2000. The objective of the Paint Stores Segment is to expand its store base an average of approximately three percent each year. In 2001, the Segment added 85 net new stores through new store openings or acquisition and anticipated it would add approximately 50 net new stores in 2002.

         External sales in the Consumer Segment decreased 9.0 percent during 2001 to $1.1 billion. Excluding the discontinued paint programs at certain customers, external sales for this Segment would have decreased 2.4 percent for the year. The Consumer Segment sales comparisons in 2002 were impacted by the anticipated loss of sales caused by the pending disposition of the Cleaning Solutions Group business. This Segment also continued to be impacted by the sluggish domestic economy, which it expected would continue through 2002. The Segment's plans for 2002 included new product introductions and expansion of its pres-

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ence at certain retailers and new customer accounts in preparation of an eventual economic recovery. At the end of 2001, management of this Segment could not determine the potential adverse impact on sales of the outcome of the pending bankruptcy filing for reorganization by the Kmart Corporation.

         External sales in the Automotive Finishes Segment decreased 5.9 percent during 2001 to $464.2 million due primarily to the continuing negative impact of the soft domestic economy on this Segment's OEM sales that could not be offset by higher collision repair sales throughout the year. The Company had expected that stronger collision repair sales, an increase in the number of automotive branches and sales from new product and color introductions would result in a sales increase for this Segment in 2002.

         External sales in the International Coatings Segment for 2001 decreased
9.0 percent to $268.0 million. The sales decrease, in U.S. dollars, was due primarily to unfavorable currency exchange rates. Excluding the effects of currency exchange fluctuations relative to 2000, net sales for the Segment increased 5.2 percent for 2001. Net sales for the year, in local currencies, continued to be impacted by competitive pricing and a shift in sales to lower priced products due to continued poor market and macroeconomic conditions in Brazil and Argentina. The Company had anticipated only minimal sales volume improvements in the International Coatings Segment in 2002 as economic conditions were not expected to improve in most South American countries in which we operate, especially in Argentina where a government controlled currency devaluation was being implemented at the beginning of 2002.

         Consolidated gross profit as a percent of sales decreased to 43.8 percent from 44.3 percent in 2000. The Company's gross profit margin was impacted by raw material cost increases, inflated energy costs and higher distribution costs during the first half of 2001 versus 2000. Additionally, gross profit was impacted by rising health care and other employee benefit costs. The Paint Stores Segment's 2001 gross profit margin was flat versus 2000 as a favorable paint product sales mix and selective selling price increases were offset by a charge of $2.1 million for the costs associated with closing a manufacturing facility in the Chemical Coatings Division. Gross profit margin in the Consumer Segment for 2001 was below 2000 due to the sales shortfall and competitive pricing pressures that prohibited selling price increases sufficient to offset higher year-over-year raw material, distribution and energy costs earlier in the year. Gross profit margin was essentially flat in 2001 versus the prior year in the Automotive Finishes Segment. Selective selling price increases, a favorable product sales mix, and provisions for qualified exit costs recorded in 2000 improved the margin comparison in this Segment, while lower production volume and higher raw material, distribution and energy costs earlier in 2001 offset these improvements. Gross profit margin in the International Coatings Segment during 2001 decreased primarily due to price competition and a market shift in product sales to lower priced products in the face of higher U.S. dollar denominated raw material costs.

         Consolidated selling, general and administrative expenses (SG&A) for 2001 were $1,729.9 million, which was $10.5 million below the prior year's spending level. As a percent of sales, SG&A increased to 34.1 percent from 33.4 percent in 2000 due primarily to lower sales. Overall, SG&A in all Segments was impacted by rising health care and other employee benefit costs. The Paint Stores Segment's SG&A ratio was slightly unfavorable compared to 2000 primarily due to incremental increases in expenses associated with the 85 stores added through new store openings or acquisition. In spite of the sluggish market conditions, the Paint Stores Segment continued to invest in its business by opening or acquiring stores and maintaining customer service. A slightly favorable SG&A ratio in the Consumer Segment for 2001 as compared to 2000 was primarily a result of certain SG&A cost reductions in response to lower sales activity. In dollar spending, Consumer Segment SG&A for 2001 was approximately $37.0 million below 2000. The Automotive Finishes Segment's SG&A was higher for 2001 as the Segment continued some incremental spending in order to maintain its market share and customer service levels in a competitive market. The International Coatings Segment's SG&A was favorable for 2001 due primarily to weaker foreign currencies and the effect on stating SG&A in U.S. dollars. As a percent of sales, this Segment's SG&A ratio increased due to lower sales volume.

         Consolidated segment operating profit for 2001 increased to $424.4 million or 8.4 percent of sales compared to $143.4 million or 2.8 percent of sales in 2000. During the fourth quarter of 2000, the Company recognized an impairment charge of $352.0 million against segment operating profit in the Consumer Segment to reduce the carrying values of certain assets, primarily goodwill, to their estimated fair values in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Segment operating profit of the Paint Stores Segment in 2001 decreased to $388.0 million or 12.2 percent of sales as a favorable paint product sales mix and selective selling price increases could not offset the expense associated with closing a manufacturing facility in the Chemical Coatings Division and the incremental expenses related to new store openings. The Consumer Segment's operating profit in 2001 was $110.8 million or 9.7 percent of external sales due primarily to reduced sales and competitive pricing pressures that prohibited selling price increases sufficient to offset higher year-over-year raw material, distribution and energy costs earlier in 2001. Segment operating profit of the Automotive Finishes Segment decreased to $51.2 million or 11.0 percent of external sales primarily due to lower production volume and higher raw material, distribution and energy costs earlier in 2001 and incremental SG&A spending in order to maintain its market share and customer service levels in a competitive market. Segment operat-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ing profit of the International Coatings Segment in 2001 decreased to $4.8 million or 1.8 percent of external sales primarily due to increased price competition and a market shift in product sales to lower priced products in the face of higher U.S. dollar denominated raw material costs. There are certain risks in transacting business internationally, such as changes in applicable laws and regulatory requirements, political instability, general economic and labor conditions, fluctuations in currency exchange rates and expatriation restrictions, which could adversely affect the financial condition or results of operation of the Company's consolidated foreign subsidiaries. Corporate expenses decreased in 2001 primarily due to the reduction in certain information systems expenses and decreased interest expense which were partially offset by increases in certain unallocated employee benefit expenses. Refer to Note 16, on pages 56 through 58 of this report, for additional reportable segment information.

         Interest expense decreased in 2001 primarily due to lower average short-term debt outstanding and rates. Interest coverage was 8.8 times in 2001. Fixed charge coverage, which is calculated using interest and rent expense, was
5.2 times in 2001.

         Interest and net investment income decreased in 2001 primarily due to lower average balances of cash and cash equivalents, partially offset by higher average yields. Other expense - net for 2001 was essentially flat with 2000, as gains from the sale of certain assets were partially offset by provisions for environmental matters in 2001. See Note 11, on page 53 of this report, for further detail on Other expense - net. As shown in Note 12, on page 54 of this report, the effective income tax rate was 38.0 percent in 2001 due to the impact of certain investment vehicles.

         Net income increased in 2001 to $263.2 million from $16.0 million in 2000. Net income per share-diluted increased to $1.68 per share compared to $.10 per share last year. See Note 13, on page 55 of this report, for detailed net income per share computations.

         Management utilizes a measurement of profitability for calculating comparable results and ratios for 2000 that is not in accordance with accounting principles generally accepted in the United States. For comparative purposes only to other years and other companies that do not include impairments of assets, the following reconciliation is provided. Management has presented results and ratios excluding the impairment charge for comparative purposes only. The reader is cautioned that the following adjusted values and ratios should not be compared to the operations of other entities unknowingly. The amounts shown below should not be considered alternatives to net income, net income per common share or any ratio presented in accordance with accounting principles generally accepted in the United States as disclosed in the Statements of Consolidated Income, on page 37 of this report.

         The following table summarizes the effect of the charge for the impairment of other assets recorded in 2000 on the Company's operating results and select ratios:

(thousands of dollars)                                                                            Results/Ratios
                                                        Results/Ratios        Effect of              Excluding
                                                         As Reported      Impairment Charge      Impairment Charge
                                                        --------------    -----------------      -----------------
Income before income taxes..........................     $   143,406         $   352,040             $ 495,446
Income taxes........................................         127,380              58,412               185,792
Net income..........................................          16,026             293,628               309,654
Basic net income per share..........................             .10                1.80                  1.90
Diluted net income per share........................             .10                1.80                  1.90

Return on sales.....................................              .3%                                      5.9%
Return on net operating assets employed (RONAE).....             8.6%                                     29.8%
Return on beginning shareholders' equity............              .9%                                     18.2%
EBITDA (See description on page 32 of this report)..     $   365,462         $   352,040             $ 717,502
Interest coverage...................................             4.3x                                      9.0x

                                                            REPORT OF MANAGEMENT

Shareholders
The Sherwin-Williams Company

         We have prepared the accompanying consolidated financial statements and related information included herein for the years ended December 31, 2002, 2001 and 2000. The primary responsibility for the integrity of the financial information rests with management. This information is prepared in accordance with accounting principles generally accepted in the United States, based upon our best estimates and judgments and giving due consideration to materiality.

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

/s/ C. M. Connor
-------------------------------------
C. M. Connor
Chairman and Chief Executive Officer

/s/ S. P. Hennessy
-------------------------------------
S. P. Hennessy
Senior Vice President - Finance and Chief Financial Officer

/s/ J. L. Ault
-------------------------------------
J. L. Ault
Vice President - Corporate Controller

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
The Sherwin-Williams Company
Cleveland, Ohio

         We have audited the accompanying consolidated balance sheets of The Sherwin-Williams Company and subsidiaries as of December 31, 2002, 2001 and 2000, and the related statements of consolidated income, cash flows and shareholders' equity and comprehensive income for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Sherwin-Williams Company and subsidiaries at December 31, 2002, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

         As disclosed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and indefinite-lived intangible assets.

/s/ ERNST & YOUNG LLP
-------------------------------------
Cleveland, Ohio
January 24, 2003

                                               STATEMENTS OF CONSOLIDATED INCOME
                                    (THOUSANDS OF DOLLARS EXCEPT PER SHARE DATA)

                                                                          Year ended December 31,
                                                                ---------------------------------------------
                                                                    2002            2001             2000
                                                                -----------      -----------      -----------
NET SALES.................................................      $ 5,184,788      $ 5,066,005      $ 5,211,624

COST OF GOODS SOLD........................................        2,846,201        2,846,376        2,904,013

GROSS PROFIT..............................................        2,338,587        2,219,629        2,307,611
  PERCENT TO NET SALES....................................             45.1%            43.8%            44.3%

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES..............        1,784,527        1,729,855        1,740,367
  PERCENT TO NET SALES....................................             34.4%            34.1%            33.4%

IMPAIRMENT OF OTHER ASSETS................................                                            352,040

INTEREST EXPENSE..........................................           40,475           54,627           62,026
INTEREST AND NET INVESTMENT INCOME........................           (5,050)          (4,087)          (4,981)
OTHER EXPENSE - NET.......................................           21,471           14,785           14,753
                                                                -----------      -----------      -----------
INCOME BEFORE INCOME TAXES AND CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE................          497,164          424,449          143,406
INCOME TAXES..............................................          186,463          161,291          127,380
                                                                -----------      -----------      -----------
INCOME BEFORE CUMULATIVE EFFECT
  OF CHANGE IN ACCOUNTING PRINCIPLE.......................          310,701          263,158           16,026
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
  PRINCIPLE - NET OF INCOME TAXES OF $64,476..............         (183,136)
                                                                -----------      -----------      -----------
NET INCOME................................................      $   127,565      $   263,158      $    16,026
                                                                ===========      ===========      ===========
INCOME PER SHARE:
  BASIC:
   BEFORE CUMULATIVE EFFECT OF
    CHANGE IN ACCOUNTING PRINCIPLE........................      $      2.07      $      1.69      $       .10
   CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
    PRINCIPLE - NET OF INCOME TAXES.......................            (1.22)
                                                                -----------      -----------      -----------
   NET INCOME.............................................      $       .85      $      1.69      $       .10
                                                                ===========      ===========      ===========

  DILUTED:
   BEFORE CUMULATIVE EFFECT OF
    CHANGE IN ACCOUNTING PRINCIPLE........................      $      2.04      $      1.68      $       .10
   CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
    PRINCIPLE - NET OF INCOME TAXES.......................            (1.20)
                                                                -----------      -----------      -----------
   NET INCOME.............................................      $       .84      $      1.68      $       .10
                                                                ===========      ===========      ===========

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(THOUSANDS OF DOLLARS)

                                                                              December 31,
                                                                -----------------------------------------
                                                                    2002           2001           2000
                                                                -----------    -----------    -----------
ASSETS
CURRENT ASSETS:
  CASH AND CASH EQUIVALENTS .................................   $   164,012    $   118,814    $     2,896
  ACCOUNTS RECEIVABLE, LESS ALLOWANCE .......................       493,935        523,278        594,162
  INVENTORIES:
   FINISHED GOODS ...........................................       534,984        530,916        597,472
   WORK IN PROCESS AND RAW MATERIALS ........................        89,666        101,847        106,255
                                                                -----------    -----------    -----------
                                                                    624,650        632,763        703,727
  DEFERRED INCOME TAXES .....................................       116,228        104,672        104,662
  OTHER CURRENT ASSETS ......................................       107,168        127,418        146,092
                                                                -----------    -----------    -----------
   TOTAL CURRENT ASSETS .....................................     1,505,993      1,506,945      1,551,539

GOODWILL ....................................................       552,207        672,397        705,547
INTANGIBLE ASSETS ...........................................       186,039        304,506        310,392
DEFERRED PENSION ASSETS .....................................       414,589        393,587        364,351
OTHER ASSETS ................................................       108,884         77,802         96,462
PROPERTY, PLANT AND EQUIPMENT:
  LAND ......................................................        62,069         64,447         65,546
  BUILDINGS .................................................       436,214        441,418        431,524
  MACHINERY AND EQUIPMENT ...................................     1,034,286      1,024,701        980,560
  CONSTRUCTION IN PROGRESS ..................................        44,936         34,070         52,779
                                                                -----------    -----------    -----------
                                                                  1,577,505      1,564,636      1,530,409
  LESS ALLOWANCES FOR DEPRECIATION ..........................       912,905        891,948        808,030
                                                                -----------    -----------    -----------
                                                                    664,600        672,688        722,379
                                                                -----------    -----------    -----------

TOTAL ASSETS ................................................   $ 3,432,312    $ 3,627,925    $ 3,750,670
                                                                ===========    ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  SHORT-TERM BORROWINGS .....................................                                 $   106,854
  ACCOUNTS PAYABLE ..........................................   $   522,339    $   454,410        448,799
  COMPENSATION AND TAXES WITHHELD ...........................       146,987        141,640        137,211
  CURRENT PORTION OF LONG-TERM DEBT .........................        15,001        111,852         12,920
  OTHER ACCRUALS ............................................       297,991        326,854        334,891
  ACCRUED TAXES .............................................       101,178        106,597         74,568
                                                                -----------    -----------    -----------
   TOTAL CURRENT LIABILITIES ................................     1,083,496      1,141,353      1,115,243

LONG-TERM DEBT ..............................................       506,682        503,517        620,675
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS .................       213,749        209,963        208,673
OTHER LONG-TERM LIABILITIES .................................       286,495        285,328        334,215
SHAREHOLDERS' EQUITY:
  PREFERRED STOCK - CONVERTIBLE, PARTICIPATING, NO PAR VALUE:
   41,806 AND 168,305 SHARES OUTSTANDING AT
   DECEMBER 31, 2002 AND 2001, RESPECTIVELY .................        41,806        168,305
  UNEARNED ESOP COMPENSATION ................................       (41,806)      (168,305)
  COMMON STOCK - $1.00 PAR VALUE:
   148,910,487, 153,978,356 AND 159,558,335 SHARES
   OUTSTANDING AT DECEMBER 31, 2002, 2001 AND 2000,
   RESPECTIVELY .............................................       209,836        208,031        206,848
  OTHER CAPITAL .............................................       265,635        200,643        158,650
  RETAINED EARNINGS .........................................     2,157,485      2,120,927      1,948,753
  TREASURY STOCK, AT COST ...................................    (1,029,894)      (837,284)      (678,778)
  CUMULATIVE OTHER COMPREHENSIVE LOSS .......................      (261,172)      (204,553)      (163,609)
                                                                -----------    -----------    -----------
   TOTAL SHAREHOLDERS' EQUITY ...............................     1,341,890      1,487,764      1,471,864
                                                                -----------    -----------    -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ..................   $ 3,432,312    $ 3,627,925    $ 3,750,670
                                                                ===========    ===========    ===========

See notes to consolidated financial statements.

                                           STATEMENTS OF CONSOLIDATED CASH FLOWS
                                                          (THOUSANDS OF DOLLARS)

                                                                           Year ended December 31,
                                                                -----------------------------------------
                                                                   2002           2001           2000
                                                                ----------     ----------     ----------
OPERATING ACTIVITIES
NET INCOME ...................................................  $ 127,565      $ 263,158      $  16,026
ADJUSTMENTS TO RECONCILE NET INCOME TO NET OPERATING CASH:
  CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE ........    183,136
  DEPRECIATION ...............................................    103,659        109,187        108,906
  AMORTIZATION OF INTANGIBLE ASSETS ..........................     11,989         38,911         51,124
  IMPAIRMENT OF OTHER ASSETS .................................                                  352,040
  IMPAIRMENT OF LONG-LIVED ASSETS HELD FOR USE ...............     19,948
  IMPAIRMENT OF LONG-LIVED ASSETS HELD FOR DISPOSAL ..........                     6,402          4,719
  PROVISIONS FOR QUALIFIED EXIT COSTS ........................        262          5,302          3,304
  PROVISIONS FOR ENVIRONMENTAL-RELATED MATTERS ...............      8,609          5,609
  DEFERRED INCOME TAXES ......................................     19,747         15,677        (26,886)
  DEFINED BENEFIT PENSION PLANS NET CREDIT ...................    (23,013)       (29,366)       (29,629)
  INCOME TAX EFFECT OF ESOP ON OTHER CAPITAL .................     22,380         22,902
  NET INCREASE IN POSTRETIREMENT LIABILITY ...................      4,086          2,990          3,682
  FOREIGN CURRENCY RELATED LOSSES ............................      8,435          2,277          2,115
  OTHER ......................................................     11,660          1,101          9,980
CHANGE IN WORKING CAPITAL ACCOUNTS:
  DECREASE IN ACCOUNTS RECEIVABLE ............................      3,588         61,497         21,264
  (INCREASE) DECREASE IN INVENTORIES .........................       (229)        72,132          6,188
  INCREASE (DECREASE) IN ACCOUNTS PAYABLE ....................     81,733         10,233        (21,790)
  (DECREASE) INCREASE IN ACCRUED TAXES .......................     (5,483)        31,468        (11,744)
  OTHER ......................................................      4,778         17,035        (22,645)
UNUSUAL TAX-RELATED PAYMENT ..................................                   (65,677)
INCREASE IN LONG-TERM ACCRUED TAXES ..........................      3,009            419         10,005
PAYMENTS FOR ENVIRONMENTAL - RELATED MATTERS .................    (12,036)       (17,565)        (9,105)
PAYMENTS FOR QUALIFIED EXIT COSTS ............................     (3,663)        (3,326)        (6,173)
UNFUNDED PENSION LOSSES - NET OF TAXES .......................     (8,334)
OTHER ........................................................     (2,909)        11,280          1,963
                                                                ---------      ---------      ---------
  NET OPERATING CASH .........................................    558,917        561,646        463,344

INVESTING ACTIVITIES
CAPITAL EXPENDITURES .........................................   (126,530)       (82,572)      (132,778)
ACQUISITIONS OF BUSINESSES ...................................    (26,649)       (15,162)       (60,108)
INCREASE IN OTHER INVESTMENTS ................................    (16,144)       (16,614)       (51,163)
PROCEEDS FROM SALE OF ASSETS .................................     11,778          9,866          7,670
OTHER ........................................................    (15,016)        13,590        (16,659)
                                                                ---------      ---------      ---------
  NET INVESTING CASH .........................................   (172,561)       (90,892)      (253,038)

FINANCING ACTIVITIES
NET (DECREASE) INCREASE IN SHORT-TERM BORROWINGS .............                  (106,854)       106,854
INCREASE IN LONG-TERM DEBT ...................................      6,633                         8,487
PAYMENTS OF LONG-TERM DEBT ...................................   (101,938)       (16,210)      (116,344)
PAYMENTS OF CASH DIVIDENDS ...................................    (91,007)       (90,984)       (88,124)
PROCEEDS FROM STOCK OPTIONS EXERCISED ........................     37,516         17,798          6,419
TREASURY STOCK PURCHASED .....................................   (190,320)      (157,088)      (146,857)
OTHER ........................................................     (4,727)          (786)         3,898
                                                                ---------      ---------      ---------
  NET FINANCING CASH .........................................   (343,843)      (354,124)      (225,667)
EFFECT OF EXCHANGE RATE CHANGES ON CASH ......................      2,685           (712)          (366)
                                                                ---------      ---------      ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS .........     45,198        115,918        (15,727)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR ...............    118,814          2,896         18,623
                                                                ---------      ---------      ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR .....................  $ 164,012      $ 118,814      $   2,896
                                                                =========      =========      =========

INCOME TAXES PAID ............................................  $ 103,447      $ 129,435      $ 156,514
INTEREST PAID ................................................     42,041         55,769         64,400

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME
(THOUSANDS OF DOLLARS EXCEPT PER SHARE DATA)


                                                                  Unearned
                                                   Preferred        ESOP         Common        Other        Retained
                                                     Stock      Compensation      Stock       Capital       Earnings
                                                   ----------   ------------    ---------    ----------    ------------

Balance at January 1, 2000 .....................                                $ 206,309    $ 150,887     $ 2,020,851
Comprehensive income:
  Net income ...................................                                                                16,026
  Foreign currency translation .................
   Comprehensive loss ..........................
Treasury stock purchased .......................
Stock issued (tendered)
  for exercise of options ......................                                      534        8,121
Restricted stock grants (net activity) .........                                        5        3,176
Stock acquired for trust .......................                                                (1,199)
Treasury stock transferred to trust ............                                                (2,335)
Cash dividends - $.54 per share ................                                                               (88,124)
                                                                                ---------    ---------     -----------
Balance at December 31, 2000 ...................                                  206,848      158,650       1,948,753
Comprehensive income:
  Net income ...................................                                                               263,158
  Foreign currency translation .................
    Comprehensive income .......................
Treasury stock purchased .......................
Issuance of preferred stock
  to pre-fund ESOP .............................   $ 250,000    $  (250,000)
Income tax effect of ESOP ......................                                                22,902
Redemption of preferred stock ..................     (81,695)        81,695
Stock issued (tendered)
  for exercise of options ......................                                    1,031       19,947
Stock tendered in connection ...................
  with restricted stock grants .................
Restricted stock grants (net activity) .........                                      152          979
Stock acquired for trust .......................                                                (1,835)
Cash dividends - $.58 per share ................                                                               (90,984)
                                                   ---------    -----------     ---------    ---------     -----------
Balance at December 31, 2001 ...................     168,305       (168,305)      208,031      200,643       2,120,927
Comprehensive income:
  Net income ...................................                                                               127,565
  Foreign currency translation .................
  Minimum pension liability, net of taxes ......
    Comprehensive income .......................
Treasury stock purchased .......................                                                (3,040)
Redemption of preferred stock ..................    (126,499)       126,499
Income tax effect of ESOP ......................                                                22,380
Stock issued (tendered)
  for exercise of options ......................                                    1,792       41,498
Stock tendered in connection
  with restricted stock grants .................
Restricted stock grants (net activity) .........                                       13        3,082
Stock acquired for trust .......................                                                   (76)
Revocable trust stock sold -
  including realized gain ......................                                                 1,148
Cash dividends - $.60 per share ................                                                               (91,007)
                                                   ---------    -----------     ---------    ---------     -----------
Balance at December 31, 2002 ...................   $  41,806    $   (41,806)    $ 209,836    $ 265,635     $ 2,157,485
                                                   =========    ===========     =========    =========     ===========

                                                                        Cumulative
                                                                           Other
                                                       Treasury        Comprehensive
                                                         Stock             Loss               Total
                                                      -----------      -------------      -----------

Balance at January 1, 2000 .....................      $  (533,891)      $ (145,624)       $ 1,698,532
Comprehensive income:
  Net income ...................................                                               16,026
  Foreign currency translation .................                           (17,985)           (17,985)
                                                                                          -----------
   Comprehensive loss ..........................                                               (1,959)
Treasury stock purchased .......................         (146,857)                           (146,857)
Stock issued (tendered)
  for exercise of options ......................             (365)                              8,290
Restricted stock grants (net activity) .........                                                3,181
Stock acquired for trust .......................                                               (1,199)
Treasury stock transferred to trust ............            2,335
Cash dividends - $.54 per share ................                                              (88,124)
                                                      -----------       ----------        -----------
Balance at December 31, 2000 ...................         (678,778)        (163,609)         1,471,864
Comprehensive income:
  Net income ...................................                                              263,158
  Foreign currency translation .................                           (40,944)           (40,944)
                                                                                          -----------
    Comprehensive income .......................                                              222,214
Treasury stock purchased .......................         (157,088)                           (157,088)
Issuance of preferred stock
  to pre-fund ESOP .............................
Income tax effect of ESOP ......................                                               22,902
Redemption of preferred stock ..................
Stock issued (tendered)
  for exercise of options ......................             (532)                             20,446
Stock tendered in connection ...................
  with restricted stock grants .................             (886)                               (886)
Restricted stock grants (net activity) .........                                                1,131
Stock acquired for trust .......................                                               (1,835)
Cash dividends - $.58 per share ................                                              (90,984)
                                                      -----------       ----------        -----------
Balance at December 31, 2001 ...................         (837,284)        (204,553)         1,487,764
Comprehensive income:
  Net income ...................................                                              127,565
  Foreign currency translation .................                           (48,285)           (48,285)
  Minimum pension liability, net of taxes ......                            (8,334)            (8,334)
                                                                                          -----------
    Comprehensive income .......................                                               70,946
Treasury stock purchased .......................         (187,280)                           (190,320)
Redemption of preferred stock ..................
Income tax effect of ESOP ......................                                               22,380
Stock issued (tendered)
  for exercise of options ......................           (4,562)                             38,728
Stock tendered in connection
  with restricted stock grants .................             (768)                               (768)
Restricted stock grants (net activity) .........                                                3,095
Stock acquired for trust .......................                                                  (76)
Revocable trust stock sold -
  including realized gain ......................                                                1,148
Cash dividends - $.60 per share ................                                              (91,007)
                                                      -----------       ----------        -----------
Balance at December 31, 2002 ...................      $(1,029,894)      $ (261,172)       $ 1,341,890
                                                      ===========       ==========        ===========

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

                  INVESTMENTS IN SECURITIES: The Company maintains certain long-term investments, classified as available for sale securities, in a fund to provide for payment of health care benefits of certain qualified employees. The estimated fair values of these securities, included in Other assets, of $4,092, $10,182, and $15,913 at December 31, 2002, 2001, and 2000, respectively, are based on quoted market prices.

                  LONG-TERM DEBT (INCLUDING CURRENT PORTION): The fair values of the Company's publicly traded debentures, shown below, are based on quoted market prices. The fair values of the Company's non-traded debt, also shown below, are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. See Note 6 for information concerning the interest rate swap contracts.

                                                                      DECEMBER 31,
                                ---------------------------------------------------------------------------------------
                                           2002                          2001                            2000
                                --------------------------      ------------------------       ------------------------
                                CARRYING            FAIR        Carrying         Fair           Carrying        Fair
                                 AMOUNT             VALUE        Amount          Value           Amount         Value
                                --------          --------      --------        -------        ---------      ---------
PUBLICLY TRADED DEBT ........   $508,134          $543,971      $603,762        $598,529        $613,709       $592,113
NON-TRADED DEBT .............     13,549            12,390        13,184          12,571          19,886         17,752

                  DERIVATIVE INSTRUMENTS: The Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, effective January 1, 2001 with no impact on the Company's results of operations, liquidity or financial condition. SFAS No. 133 requires all deriva-tive instruments to be recorded as either assets or liabilities at fair value. Gains or losses resulting from changes in the values of those derivative instruments may be recognized immediately or deferred depending on the use of the derivative or whether it's designated as a hedge. The Company utilizes derivative instruments as part of its overall financial risk management policy. The Company does not use derivative instruments for speculative or trading purposes. The Company entered into interest rate swap contracts during 2002 and 2001 primarily to hedge against interest rate risks. See Note 6. The Company also entered into option and forward currency exchange contracts in 2002 and 2001 primarily to hedge against foreign currency risk exposure. See Note 11.

                  NON-TRADED INVESTMENTS: It was not practicable to estimate the fair value of the Company's investment in certain non-traded investments because of the lack of quoted market prices and the inability to estimate fair values without incurring excessive costs. The carrying amounts, included in Other assets, of $11,435, $13,771, and $25,143 at December 31, 2002, 2001, and 2000, respectively, repre-sent the Company's best estimate of current economic values for these investments.

         INVESTMENT IN LIFE INSURANCE. The Company invests in broad-based corporate owned life insurance. The cash surrender values of the policies, net of policy loans, are included in Other assets. The net expense associated with such investment is included in Other expense - net. Such expense was immaterial to Income before income taxes and cumulative effect of change in accounting principle.

         IMPAIRMENT OF LONG-LIVED ASSETS. The Company evaluates the recoverability of long-lived assets and the related estimated remaining lives at each balance sheet date. The Company records an impairment or change in useful life whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." See Note 2.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(THOUSANDS OF DOLLARS UNLESS OTHERWISE INDICATED)

         GOODWILL. Goodwill represents the cost in excess of fair value of net assets acquired in business combinations accounted for by the purchase method. For acquisitions prior to July 1, 2001, goodwill was amortized on a straight-line basis over the expected period of benefit ranging from 10 to 40 years until December 31, 2001. Accumulated amortization of goodwill was $104,746 and $84,827 as of December 31, 2001 and 2000, respectively. Effective January 1, 2002, the Company adopted SFAS No. 142 that discontinues amortization of goodwill and requires goodwill to be tested periodically for impairment. See
Note 2.

         INTANGIBLES. Intangible assets include trademarks, non-compete covenants and certain intangible property rights. Prior to January 1, 2002, intangible assets were amortized on a straight-line basis over the expected period of benefit ranging from 2 to 40 years. Effective January 1, 2002, pursuant to the adoption of SFAS No. 142, trademarks have been classified as indefinite-lived assets and are no longer amortized. The cost of non-compete covenants and certain intangible property rights are amortized on a straight-line basis over the expected period of benefit as follows:

                                           Useful Life
                                           -----------
Non-compete covenants.................    2 - 10 years
Certain intangible property rights....    3 - 15 years

         Accumulated amortization of intangible assets, which includes impairment charges recorded in 2002 and net writeoffs of fully-amortized intangible assets in 2001, was $226,294, $99,797, and $135,815 at December 31, 2002, 2001, and 2000, respectively. See Note 2.

         PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment is stated on the basis of cost. Depreciation is provided principally by the straight-line method. The major classes of assets and ranges of depreciation rates are as follows:

Buildings.............................   2% -  6-2/3%
Machinery and equipment...............   4% - 33-1/3%
Furniture and fixtures................   5% - 33-1/3%
Automobiles and trucks................  10% - 33-1/3%

         LETTERS OF CREDIT. The Company occasionally enters into standby letter of credit agreements to guarantee various operating activities. These agreements, which expire in 2003, provide credit availability to the various beneficiaries if certain contractual events occur. Amounts outstanding under these agreements totaled $13,273, $14,400, and $12,230 at December 31, 2002, 2001, and 2000, respectively.

         FOREIGN CURRENCY TRANSLATION. All consolidated non-highly inflationary foreign operations use the local currency of the country of operation as the functional currency and translate the local currency asset and liability accounts at year-end exchange rates while income and expense accounts are trans-lated at average exchange rates. The resulting translation adjustments are included in Cumulative other comprehensive loss, a component of Shareholders' equity.

         COMPREHENSIVE INCOME. At December 31, 2002, the ending accumulated balance of cumulative other comprehensive loss consisted of adjustments for foreign currency translation of $252,838 and minimum pension liability of $8,334. At December 31, 2001 and 2000, the ending accumulated balance of cumulative other comprehensive loss consisted solely of foreign currency translation adjustments.

         REVENUE RECOGNITION. Substantially all revenues are recognized when products are shipped and title has passed to unaffiliated customers.

         TECHNICAL EXPENDITURES. Total technical expenditures include research and development costs, quality control, product formulation expenditures and other similar items. Research and development costs included in technical expen-ditures were $36,019, $37,193, and $33,927 for 2002, 2001, and 2000, respectively.

         ADVERTISING EXPENSES. The cost of advertising is expensed as incurred. The Company incurred $221,572, $236,259, and $276,078 in advertising costs during 2002, 2001, and 2000, respectively.

         ENVIRONMENTAL MATTERS. Capital expenditures for ongoing environmental compliance measures are recorded in the consolidated balance sheets, and related expenses are included in the normal operating expenses of conducting business. The Company is involved with environmental compliance, investigation and remediation activities at some of its current and former sites and at a number of third-party sites. The Company accrues for certain environmental remediation-related activities for which commitments or clean-up plans have been developed and for which costs can be reasonably estimated. All accrued amounts are recorded on an undiscounted basis. Accrued environmental remediation-related expenses include direct costs of remediation and indirect costs related to the remediation effort, such as compensation and benefits for employees directly involved in the remediation activities and fees paid to outside engineering, consulting and law firms. See Notes 7 and 11.

         EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN AND PREFERRED STOCK. The Company accounts for the Employee Stock Purchase and Savings Plan in accordance with Statement of Position (SOP) No. 93-6. The Company recognizes compensation expense for amounts contributed to the plan and the plan uses dividends on unallocated preferred shares to service debt. Unallocated preferred shares held by the plan are not considered outstanding in calculating earnings per share of the Company. See Note 9.

         STOCK-BASED COMPENSATION. At December 31, 2002, the Company had two stock-based compensation plans accounted for under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (THOUSANDS OF DOLLARS UNLESS OTHERWISE INDICATED)

for Stock Issued to Employees," and related interpretations, as more fully described in Note 10. No stock-based compensation expense is reflected in net income. Pro-forma information regarding the impact of stock-based compensation on net income and income per share is required by SFAS No. 123, "Accounting for Stock-Based Compensation." Such pro-forma information, determined as if the Company had accounted for its employee stock options under the fair value method of that statement, is illustrated in the following table:

                                       2002       2001        2000
                                       ----       ----        ----
NET INCOME, AS REPORTED .........   $ 127,565   $ 263,158   $16,026
LESS: TOTAL STOCK-BASED
  COMPENSATION EXPENSE
  DETERMINED UNDER FAIR
  VALUE BASED METHOD FOR
  ALL AWARDS, NET OF
  RELATED TAX EFFECTS ...........      (9,442)     (9,266)   (6,409)
                                    ---------   ---------   -------
PRO-FORMA NET INCOME ............   $ 118,123   $ 253,892   $ 9,617
                                    =========   =========   =======
INCOME PER SHARE:
  BASIC - AS REPORTED ...........   $     .85   $    1.69   $   .10
  BASIC - PRO-FORMA .............   $     .79   $    1.63   $   .06
  DILUTED - AS REPORTED .........   $     .84   $    1.68   $   .10
  DILUTED - PRO-FORMA ...........   $     .78   $    1.62   $   .06

         The fair value for these options was estimated as of the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for all options granted:

                                           2002    2001     2000
                                           ----    ----     ----
RISK-FREE INTEREST RATE ................   2.15%   4.00%    6.29%
EXPECTED LIFE OF OPTION ................   3 YEARS 3 YEARS  3 YEARS
EXPECTED DIVIDEND YIELD OF STOCK .......   2.18%   2.00%    2.00%
EXPECTED VOLATILITY OF STOCK ...........   .333    .353     .305

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

         EARNINGS PER SHARE. Shares of preferred stock held in an unallocated account of the ESOP (see Note 9) and common stock held in a revocable trust (see
Note 8) are not considered outstanding shares for basic or diluted income per share calculations. All references to "shares or per share information" throughout this report relate to common shares, unless otherwise indicated. Basic income per common share amounts are computed based on the weighted-average number of common shares outstanding during the year. Diluted income per common share amounts are computed based on the weighted-average number of common shares outstanding plus all dilutive securities potentially outstanding during the year. See Note 13. All references to income or losses per common share throughout this report are stated on a diluted per common share basis, unless otherwise indicated.

         PRODUCT WARRANTIES. The Company offers product warranties for certain products. The specific terms and conditions of such warranties vary depending on the product or customer contract requirements. The Company does not distinguish between product warranty claim settlements and all credits, refunds and product replacements settled to maintain high customer satisfaction. The Company estimates and accrues the costs of unsettled product warranty claims based on historical results and experience. The Company periodically assesses the adequacy of its accrual for product warranty claims and adjusts the accrual as necessary.

         Changes in the Company's accrual for product warranty claims during 2002, including customer satisfaction settlements during the year, were as follows:

Balance at January 1, 2002 ..........    $ 14,074
Charges to expense ..................      25,023
Settlements .........................      23,587
                                         --------
Balance at December 31, 2002 ........    $ 15,510
                                         ========

         IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS. During 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including certain lease termination costs and severance-type costs. SFAS No. 146 requires liabilities associated with exit or disposal activities to be expensed as incurred and will impact the timing of recognition for exit or disposal activities that are initiated after December 31, 2002. The Company will apply the provisions of SFAS No. 146 to any future exit or disposal activities that are initiated after December 31, 2002. Also during 2002, the Company adopted the disclosure requirement provisions of SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." See stock-based compensation section above for SFAS No. 148 pro-forma disclosures.

         RECLASSIFICATION. Certain amounts in the 2001 and 2000 consolidated financial statements have been reclassified to conform with the 2002 presentation.

NOTE 2--CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE AND OTHER
IMPAIRMENTS

         Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." In accordance with SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(THOUSANDS OF DOLLARS UNLESS OTHERWISE INDICATED)

Excluding after-tax amortization expense of $24,090 from 2001 and $32,564 from 2000 to be comparable with 2002, net income would have been $287,248 or $1.83 per diluted common share in 2001 and $48,590 or $.30 per diluted common share in 2000.

         Goodwill and intangible assets that are no longer amortized are required by SFAS No. 142 to be periodically tested for impairment. During the first quarter of 2002, the Company completed the transitional impairment test required by SFAS No. 142 and recognized an impairment charge of $247,612 ($183,136 after taxes or $1.21 per diluted common share) to reduce the carrying values of goodwill and certain indefinite-lived intangible assets to their estimated fair values. The transitional impairment charge was accounted for as a cumulative effect of change in accounting principle. The transitional impairment of goodwill totaled $129,392 ($105,714 after taxes or $.70 per diluted common share) and related primarily to international operations in the International Coatings and Automotive Finishes Segments. Weakened foreign currency exchange rates and economic conditions, particularly in South America, negatively impacted profit and cash flow in U.S. dollars. The transitional impairment of indefinite-lived intangible assets aggregated $118,220 ($77,422 after taxes or $.51 per diluted common share). The impairment of indefinite-lived intangible assets related principally to trademarks in the Consumer Segment associated with the acquisition of Thompson Minwax Holding Corp. and was due primarily to a shortfall in sales from levels anticipated at the time of acquisition. In addition, certain trademarks in the International Coatings Segment were impaired. Fair values of goodwill and indefinite-lived intangible assets were estimated using a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each group of assets.

         During the first quarter of 2002, a devaluation of the Argentine peso indicated that an impairment of other long-lived assets for the Argentina subsidiary was probable. Fair values and the resulting impairment were determined in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." A reduction of $8,997 ($5,848 after taxes) in the carrying value of other long-lived assets of the Automotive and International Coatings Segments' Argentina reporting units was charged to cost of goods sold ($6,502) and selling, general and administrative expenses ($2,495) in the first quarter.

         As required by SFAS No. 142, October 1 has been established for the annual impairment review of goodwill and indefinite-lived intangible assets. The annual impairment review of all appropriate assets was performed as of October 1, 2002 resulting in reductions in the carrying values of goodwill of $2,401 ($2,401 after taxes) and indefinite-lived intangible assets of $1,206 ($826 after taxes). The total of $3,607 ($3,227 after taxes) was charged to cost of goods sold ($801) and selling, general and administrative expenses ($2,806) in the fourth quarter. The impairment of goodwill related to a cash flow shortfall in certain international operations acquired in the acquisition of Thompson Minwax Holding Corp. and the impairment of indefinite-lived intangible assets related to lower-than-anticipated sales of certain acquired domestic and international brands. Fair values of goodwill and indefinite-lived intangible assets were estimated using a discounted cash flow valuation model, incorporating discount rates similar to rates used in the transitional impairment analysis due to the short period of time between the two tests.

         In addition, an impairment of other long-lived assets in the Consumer Segment was deemed probable relating to the capitalized costs of software due to the replacement and significant changes in the utilization of certain software. A reduction in the carrying value of capitalized software costs of $7,344 ($4,467 after taxes) was charged to selling, general and administrative expenses in the fourth quarter.

         During the fourth quarter of 2000, the Company recognized an impairment charge against current operations of $352,040 ($293,628 after taxes or $1.80 per diluted common share) to reduce the carrying values of certain assets to their estimated fair values in accordance with SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets to be Disposed of." Charges of $342,522 reduced goodwill while the remaining portion of the charge primarily reduced fixed assets. The impaired assets are part of the Consumer Segment related to the previous acquisitions of Thompson Minwax Holding Corp. and Pratt & Lambert United, Inc., and purchases of the assets of Sunshine Quality Products, Inc. and the Household and Professional Products Division of Grow Group, Inc. Current losses, cash flow deficiencies and cash flow shortfalls from expectations indicated an impairment review was necessary. Undiscounted future cash flows estimated by management established that impairment existed. The amount of reduction in the carrying value was estimated using a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each group of assets, to determine the fair value of the reporting units.

         Amortization of intangible assets subject to amortization is as follows for the next five years: $11,800 in 2003, $11,700 in 2004, $9,900 in 2005,
$8,400 in 2006 and $8,400 in 2007.

         SFAS No. 142 required a complete review of the useful life and classification of all intangible and other assets. As a result, certain assets have been reclassified from Other assets to Intangible assets in the 2001 and 2000 accompanying consolidated balance sheets to conform to the 2002 classifications.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (THOUSANDS OF DOLLARS UNLESS OTHERWISE INDICATED)

         A summary of changes in the Company's carrying value of goodwill by reportable operating segment is as follows:

                                                                           Automotive       International    Consolidated
             Goodwill                    Paint Stores      Consumer         Finishes           Coatings         Totals
---------------------------------------  ------------     -----------      -----------      -------------    ------------
Balance at January 1, 2000 ............  $    51,499      $   829,632      $    51,707      $   106,717      $ 1,039,555
  Acquisitions ........................       33,417                             6,763            4,638           44,818
  Impairment charged to operations ....                      (342,522)                                          (342,522)
  Amortization ........................       (3,494)         (23,339)          (1,820)          (3,426)         (32,079)
  Currency and other adjustments ......         (290)              (8)            (790)          (3,137)          (4,225)
                                         -----------      -----------      -----------      -----------      -----------
Balance at December 31, 2000 ..........       81,132          463,763           55,860          104,792          705,547
  Acquisitions ........................        4,905                              (142)             727            5,490
  Amortization ........................       (3,747)         (13,697)          (1,825)          (2,870)         (22,139)
  Currency and other adjustments ......         (404)             (12)          (4,262)         (11,823)         (16,501)
                                         -----------      -----------      -----------      -----------      -----------
BALANCE AT DECEMBER 31, 2001 ..........       81,886          450,054           49,631           90,826          672,397
  ACQUISITIONS ........................       13,230                             1,417                            14,647
  TRANSITIONAL IMPAIRMENTS ............       (5,387)         (16,571)         (19,009)         (88,425)        (129,392)
  IMPAIRMENT CHARGED TO OPERATIONS ....                                                          (2,401)          (2,401)
  CURRENCY AND OTHER ADJUSTMENTS ......                           746           (3,790)                           (3,044)
                                         -----------      -----------      -----------      -----------      -----------
BALANCE AT DECEMBER 31, 2002 ..........  $    89,729      $   434,229      $    28,249      $         0      $   552,207
                                         ===========      ===========      ===========      ===========      ===========

         A summary of changes in the Company's carrying value of intangible assets is as follows:

                                     Intangible assets subject to amortization       Trademarks        Total
                                    -------------------------------------------    with indefinite   intangible
                                    Software        All other          Subtotal        lives           assets
                                    --------        ---------          --------    ---------------  -----------
DECEMBER 31, 2002
-----------------
GROSS ..........................   $  72,501      $     70,200         $142,701      $ 269,632       $ 412,333
ACCUMULATED AMORTIZATION .......     (15,793)          (54,311)         (70,104)      (156,190)       (226,294)
                                   ---------      ------------         --------      ---------       ---------
  NET VALUE ....................   $  56,708      $     15,889         $ 72,597      $ 113,442       $ 186,039
                                   =========      ============         ========      =========       =========
December 31, 2001
-----------------
Gross ..........................   $  68,917      $     66,854         $135,771      $ 268,532       $ 404,303
Accumulated amortization........     (11,900)          (49,375)         (61,275)       (38,522)        (99,797)
                                   ---------      ------------         --------      ---------       ---------
  Net value ....................   $  57,017      $     17,479         $ 74,496      $ 230,010       $ 304,506
                                   =========      ============         ========      =========       =========
December 31, 2000
-----------------
Gross ..........................   $  57,802      $    117,941         $175,743      $ 270,464       $ 446,207
Accumulated amortization........      (6,496)          (96,725)        (103,221)       (32,594)       (135,815)
                                   ---------      ------------         --------      ---------       ---------
  Net value ....................   $  51,306      $     21,216         $ 72,522      $ 237,870       $ 310,392
                                   =========      ============         ========      =========       =========

NOTE 3--INVENTORIES

         Inventories are stated at the lower of cost or market with cost determined principally on the last-in, first-out (LIFO) method. The following presents the effect on inventories, net income and net income per share had the Company used the first-in, first-out (FIFO) inventory valuation method adjusted for income taxes at the statutory rate and assuming no other adjustments. This information is presented to enable the reader to make comparisons with companies using the FIFO method of inventory valuation.

                                     2002            2001             2000
                                   ---------       ---------        ---------
PERCENTAGE OF TOTAL
       INVENTORIES ON LIFO ....          87%             88%              89%
EXCESS OF FIFO COST
       OVER LIFO COST..........    $100,226        $112,669         $110,124
INCREASE (DECREASE) IN
       NET INCOME DUE TO LIFO..       8,088          (1,567)          (7,916)
INCREASE (DECREASE) IN
       NET INCOME PER SHARE
       DUE TO LIFO ............         .05            (.01)            (.05)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(THOUSANDS OF DOLLARS UNLESS OTHERWISE INDICATED)

NOTE 4--DISPOSITION AND TERMINATION OF OPERATIONS

         The Company is continually re-evaluating its operating facilities against its long-term strategic goals. Upon commitment to a formal shutdown plan of an operating facility, provisions were made for all estimated qualified exit costs in accordance with EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity" and other related accounting guidance in effect prior to January 1, 2003 (See Note 1 concerning accounting guidance to be followed after December 31, 2002). Qualified exit costs include primarily post-closure rent expenses, incremental post-closure costs and costs of employee terminations. Adjustments may be made to prior provisions for qualified exit costs if information becomes available upon which more accurate amounts can be reasonably estimated. Concurrently, property, plant and equipment is tested for impairment in accordance with SFAS No. 144 and, if impairment exists, the carrying value of the related assets is reduced to estimated net fair value. Adjustments may be made for subsequent revisions in estimated net fair value, not to exceed original asset carrying value before impairment.

         No formal shutdown plans were approved during 2002. During the fourth quarter of 2001, formal plans were approved to close two manufacturing facilities in the Paint Stores and Consumer Segments. During 2000, two research centers in the Automotive Finishes Segment and a distribution center in the Consumer Segment were closed. Qualified exit costs were accrued and asset impairment charges recorded for all of these facilities.

         The following tables provide the remaining liabilities relating to qualified exit costs at December 31, 2002, 2001 and 2000, and activity for the years then ended:

                                                                                     Actual         Adjustments to
                                                   Balance at    Provisions        expenditures    prior provisions     Balance at
                                                  December 31,   in Cost of         charged to         in Other        December 31,
            Exit Plan                                 2001       goods sold          accrual        expense - net         2002
-------------------------------------             ------------   ----------        ------------    ----------------    ------------
CONSUMER MANUFACTURING FACILITY:
  SEVERANCE AND RELATED COSTS .......               $ 1,454                         $(1,321)                            $   133
  OTHER EXIT COSTS ..................                 1,946                            (256)           $ 1,100            2,790
PAINT STORES MANUFACTURING FACILITY:
  SEVERANCE AND RELATED COSTS .......                   710                            (667)               (43)
  OTHER EXIT COSTS ..................                   290                                                 43              333
AUTOMOTIVE FINISHES RESEARCH CENTERS:
  OTHER EXIT COSTS ..................                   575                              (1)                                574
EXIT COSTS INITIATED PRIOR TO 2000 ..                14,904                          (1,419)              (838)          12,647
                                                    -------       --------          -------            -------          -------
TOTALS ..............................               $19,879                         $(3,664)           $   262          $16,477
                                                    =======       ========          =======            =======          =======

                                                                                     Actual         Adjustments to
                                                   Balance at    Provisions        expenditures    prior provisions     Balance at
                                                  December 31,   in Cost of         charged to         in Other        December 31,
              Exit Plan                               2000       goods sold          accrual        expense - net         2001
------------------------------------------        ------------   ----------        ------------    ----------------    ------------
Consumer manufacturing facility:
  Severance and related costs ............                       $   1,454                                              $ 1,454
  Other exit costs .......................                           1,946                                                1,946
Paint Stores manufacturing facility:
  Severance and related costs ............                             710                                                  710
  Other exit costs .......................                             290                                                  290
Automotive Finishes research centers:
  Severance and related costs ............          $   278                         $  (278)
  Other exit costs .......................              777                            (202)                                575
Exit costs initiated prior to 2000 .......           16,848                          (2,846)           $   902           14,904
                                                    -------       --------          -------            -------          -------
Totals ...................................          $17,903         $4,400          $(3,326)           $   902          $19,879
                                                    =======       ========          =======            =======          =======

                                                                                     Actual         Adjustments to
                                                   Balance at    Provisions        expenditures    prior provisions     Balance at
                                                  December 31,   in Cost of         charged to         in Other        December 31,
             Exit Plan                                1999       goods sold          accrual        expense - net         2000
----------------------------------------         -------------   ----------        ------------    ----------------    ------------
Automotive Finishes research centers:
  Severance and related costs ..........                            $  278                                              $   278
  Other exit costs .....................                               777                                                  777
Exit costs initiated prior to 2000 .....           $ 20,772                         $(6,173)           $ 2,249           16,848
                                                    -------       --------          -------            -------          -------
Totals .................................           $ 20,772        $ 1,055          $(6,173)           $ 2,249          $17,903
                                                    =======       ========          =======            =======          =======

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (THOUSANDS OF DOLLARS UNLESS OTHERWISE INDICATED)

         Less than 5 percent of the ending accrual for qualified exit costs at December 31, 2002 relates to facilities shutdown in 2001 and 2000 that is expected to be incurred by the end of 2003. The remaining portion of the ending accrual primarily represents post-closure contractual and demolition expenses related to certain owned facilities which are closed and being held for disposal or involved in ongoing environmental-related remediation activities. The
Company cannot reasonably estimate when such matters will be concluded to permit disposition.

         Charges for the impairment of long-lived assets held for disposal, included in Other expense - net, were $6,402 and $4,719 in 2001 and 2000, respectively. There was no charge for the impairment of long-lived assets in 2002. The total impact on net income relating to provisions for qualified exit costs and charges for the impairment of long-lived assets held for disposal aggregated $168 (no per share effect), $7,608 ($.05 per share), and $5,215 ($.03 per share) in 2002, 2001 and 2000, respectively.

NOTE 5 -- PENSION, HEALTH CARE AND OTHER BENEFITS

         The Company provides certain health care benefits for active employees. The plans are contributory and contain cost-sharing features such as deductibles and coinsurance. There were 16,301, 16,512, and 16,811 active employees entitled to receive benefits under these plans as of December 31, 2002, 2001 and 2000, respectively. The cost of these benefits for active employees is recognized as claims are incurred and amounted to $70,169, $68,158, and $58,782 for 2002, 2001, and 2000, respectively. The Company has a fund, to which it no longer intends to contribute, that provides for payment of health care benefits of certain qualified employees. Distributions from the fund were $8,134, $8,113, and $7,410 in 2002, 2001, and 2000, respectively.

         Employees of the Company who were hired prior to January 1, 1993 and who are not members of a collective bargaining unit, and certain employees added through acquisitions, are eligible for certain health care and life insurance benefits upon retirement from active service, subject to the terms, conditions and limitations of the applicable plans. There were 4,719, 4,837, and 4,855 retired employees entitled to receive benefits as of December 31, 2002, 2001, and 2000, respectively. The plans are unfunded.

         The assumed health care cost trend rate was revised during the year ended December 31, 2002 to 9.0 percent for 2003 decreasing gradually to 5.5 percent for 2010 and thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects as of December 31, 2002:

                                              One-Percentage-Point
                                            ------------------------
                                            Increase      (Decrease)
                                            --------      ----------
Effect on total of service and
     interest cost components............   $    612       $   (593)
Effect on the postretirement
     benefit obligation..................   $  8,887       $ (8,577)

         The Company provides pension benefits to substantially all employees through noncontributory defined contribution or defined benefit plans.

         The Company's annual contribution for its domestic defined contribution pension plan, which is based on six percent of compensation for covered employees, was $41,569 for 2002. Prior to January 1, 2002, the Company's annual contribution was based on five percent of compensation for covered employees and amounted to $35,991 and $33,043 in 2001 and 2000, respectively. Assets in employee accounts of the domestic defined contribution pension plan are invested in various mutual funds as directed by the participants. These mutual funds do not own a significant number of shares of the Company's common stock. Effective January 1, 2002, the domestic defined contribution plan ceased admitting new participants.

         The Company's annual contribution for its foreign defined contribution pension plans, which is based on various percentages of compensation for covered employees up to certain limits, was $1,260, $1,458, and $1,547 for 2002, 2001, and 2000, respectively. Assets in employee accounts of the foreign defined contribution pension plans are invested in various mutual funds. These mutual funds do not own a significant number of shares of the Company's common stock.

         Eligible domestic salaried employees hired or re-hired on or after January 1, 2002 become participants in a revised domestic defined benefit plan upon completion of six months of service. All participants in the domestic salaried defined benefit plan prior to the revision will retain the previous defined benefit formula for computing benefits with certain modifications for active employees. All employees who become participants subsequent to January 1, 2002 will be credited with contribution credits that are the equivalent of six percent of their earnings. Contribution credits will be converted into units to account for each participant's benefits, although these units will not constitute an actual allocation of assets. Such participants in the revised domestic defined benefit plan will receive a variable annuity benefit upon retirement or a distribution upon termination (if vested). The variable annuity benefit is subject to the hypothetical returns achieved on each participant's allocation of units from investments in various mutual funds as directed by the participant. Contribution credits to the revised domestic defined benefit plan will be funded through

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(THOUSANDS OF DOLLARS UNLESS OTHERWISE INDICATED)

the existing excess of plan assets over benefit obligations.

         At December 31, 2002, domestic defined benefit pension plan assets included 1,700,200 shares of the Company's common stock with a market value of $48,031, which was 10.0 percent of total plan assets. Dividends received during the year on Company common stock was $1,069.

         At December 31, 2002, one of the Company's foreign defined benefit pension plans was under-funded by $8,294 with a projected benefit obligation of $28,464, an accumulated benefit obligation of $22,913, and a fair value of plan assets of $14,619. In addition, the Company has an unfunded foreign defined benefit pension plan obligation of $417.

         A summary of the obligation and assets of the defined benefit pension plans and the obligation for postretirement health care and life insurance benefits is as follows:

                                                     Defined Benefit Pension Plans              Other Postretirement Benefits
                                                ----------------------------------------    --------------------------------------
                                                   2002          2001           2000           2002          2001         2000
                                                   ----          ----           ----           ----          ----         ----
BENEFIT OBLIGATION:
  BALANCE AT BEGINNING OF YEAR ..............   $  203,848    $  194,879     $  170,632     $   267,118    $ 247,936    $ 225,686
  SERVICE COST ..............................        5,182         2,952          2,990           3,898        3,753        3,821
  INTEREST COST .............................       13,399        13,092         12,504          16,567       16,301       15,649
  ACTUARIAL LOSS (GAIN) .....................       10,369         5,339          8,957          (3,806)      14,012       15,930
  PLAN AMENDMENTS ...........................        1,206           875            738          (6,778)
  PLAN MERGERS ..............................                                     9,446
  OTHER - NET ...............................          235           202            208
  BENEFITS PAID .............................      (13,439)      (13,491)       (10,596)        (15,192)     (14,884)     (13,150)
                                                ----------    ----------     ----------     -----------    ---------    ---------
  BALANCE AT END OF YEAR ....................      220,800       203,848        194,879         261,807      267,118      247,936

PLAN ASSETS:
  BALANCE AT BEGINNING OF YEAR ..............      537,992       554,454        523,453
  ACTUAL RETURN ON PLAN ASSETS ..............      (42,573)       (1,551)        25,534
  PLAN MERGERS ..............................                                    17,017
  OTHER - NET ...............................       (2,138)       (1,420)          (954)
  BENEFITS PAID .............................      (13,439)      (13,491)       (10,596)
                                                ----------    ----------     ----------
  BALANCE AT END OF YEAR ....................      479,842       537,992        554,454

EXCESS (DEFICIENCY) OF PLAN ASSETS
  OVER BENEFIT OBLIGATION:
  BALANCE AT END OF YEAR ....................      259,042       334,144        359,575        (261,807)    (267,118)    (247,936)
  UNRECOGNIZED ACTUARIAL LOSS ...............      156,058        56,734          2,080          45,706       51,134       37,752
  UNRECOGNIZED PRIOR SERVICE COST (CREDIT) ..        2,684         2,345          2,320         (12,848)      (8,879)     (11,689)
                                                ----------    ----------     ----------     -----------    ---------    ---------
EXCESS (DEFICIENCY) RECOGNIZED IN THE
  CONSOLIDATED BALANCE SHEETS ...............   $  417,784    $  393,223     $  363,975     $  (228,949)   $(224,863)   $(221,873)
                                                ==========    ==========     ==========     ===========    =========    =========

EXCESS (DEFICIENCY) RECOGNIZED IN THE
 CONSOLIDATED BALANCE SHEETS CONSISTS OF:
  PREPAID BENEFIT COST ......................   $  414,589    $  393,587     $  364,351
  LONG-TERM ACCRUED BENEFIT LIABILITY........       (7,391)                                 $  (213,749)   $(209,963)   $(208,673)
  AMOUNT INCLUDED IN CURRENT LIABILITIES ....       (1,320)         (364)          (376)        (15,200)     (14,900)     (13,200)
  CUMULATIVE OTHER
    COMPREHENSIVE LOSS ......................       11,906
                                                ----------    ----------     ----------     -----------    ---------    ---------
                                                $  417,784    $  393,223     $  363,975     $  (228,949)   $(224,863)   $(221,873)
                                                ==========    ==========     ==========     ===========    =========    =========

WEIGHTED-AVERAGE ASSUMPTIONS AS
 OF DECEMBER 31:
  DISCOUNT RATE .............................         6.55%         6.75%          7.00%           6.55%        6.75%        7.00%
  EXPECTED LONG-TERM RATE
    OF RETURN ON ASSETS .....................         8.00%         8.50%          8.50%
  RATE OF COMPENSATION INCREASE .............         4.00%         4.50%          5.00%
  HEALTH CARE COST TREND RATE ...............                                                      8.90%        9.50%        6.00%

NET PERIODIC BENEFIT (CREDIT) COST:
  SERVICE AND INTEREST COST .................   $   18,581    $   16,044     $   15,494     $    20,465    $  20,054    $  19,470
  NET AMORTIZATION AND DEFERRAL .............        3,280           943           (490)         (1,544)      (2,149)      (2,814)
  EXPECTED RETURN ON ASSETS .................      (44,874)      (46,353)       (44,633)
                                                ----------    ----------     ----------     -----------    ---------    ---------
  NET PERIODIC BENEFIT (CREDIT) COST ........   $  (23,013)   $  (29,366)    $  (29,629)    $    18,921    $  17,905    $  16,656
                                                ==========    ==========     ==========     ===========    =========    =========

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (THOUSANDS OF DOLLARS UNLESS OTHERWISE INDICATED)

NOTE 6--LONG-TERM DEBT

                                                                Due Date         2002          2001          2000
                                                               ----------      --------     -----------    ---------
6.85% Notes .........................................            2007          $204,202     $   199,839    $ 199,807
7.375% Debentures ...................................            2027           149,917         149,914      149,910
7.45% Debentures ....................................            2097           149,420         149,414      149,408
5% to 8.5% Promissory Notes .........................        Through 2005         1,643           3,319        8,882
9.875% Debentures ...................................            2016             1,500           1,500       11,500
10.25% Promissory Note partially secured
  by land and building ..............................            2003                             1,108        1,179
6.5% Notes ..........................................            2002                                         99,989
                                                                               --------     -----------    ---------
  Long-term debt before SFAS No. 133 adjustments ....                           506,682         505,094      620,675
Fair value adjustments to 6.85% Notes in
  accordance with SFAS No.133 .......................                                            (1,577)
                                                                               --------     -----------    ---------
                                                                               $506,682     $   503,517    $ 620,675
                                                                               ========     ===========    =========

         Maturities of long-term debt are as follows for the next five years:
$15,001 in 2003; $625 in 2004; $715 in 2005; zero in 2006, and $200,000 in 2007.

         Interest expense on long-term debt was $37,029, $44,582, and $46,569 for 2002, 2001, and 2000, respectively.

         Among other restrictions, the Company's Notes, Debentures and revolving credit agreements contain certain covenants relating to liens, merger and sale of assets, consolidated net worth and change of control as defined in the agreements. In the event of default under any one of these arrangements, acceleration of the maturity of any one or more of these borrowings may result. The Company is in compliance with all covenants.

         During 2001, the Company entered into four separate interest rate swap contracts and entered into an additional two interest rate swap contracts in 2002. All six interest rate swap contracts were with a bank to hedge against changes in the fair value of a portion of the Company's 6.85% Notes. Each interest rate swap contract had a notional amount of $25,000. The Company agreed to receive interest at a fixed rate of 6.85% and pay interest at six-month London Inter-bank Offered Rates plus points that vary by contract. These contracts were designated as perfect fair value hedges of the 6.85% Notes. Accordingly, changes in the fair value of these contracts were recorded as assets or liabilities and offset changes in the carrying value of the 6.85% Notes. During 2002, the Company unwound all of the interest rate swap contracts and received a net premium of $4,762 from the bank for discontinuation of the contracts. The net premium increased the carrying amount of the 6.85% Notes and is being amortized to income over the remaining maturity of the Notes using the effective interest method. At December 31, 2001, the fair value of the four separate interest rate swap contracts represented unrealized losses of $1,577 which was included in Other long-term liabilities on the balance sheet. The weighted-average interest rate on these four swap contracts was 3.98 percent at December 31, 2001. There were no interest rate swap agreements outstanding at December 31, 2002 and 2000.

         The Company has 364-day and multi-year amended revolving credit agreements. The current agreements with effective dates of December 27, 2002 and January 3, 2001 reflect the following: 1) a 364-day agreement aggregating $110,000 expiring on December 26, 2003; and 2) a multi-year agreement aggregating $608,000, with $190,400, and $417,600 expiring on January 3, 2005 and 2006, respectively. There were no borrowings outstanding under any revolving credit agreement during all years presented.

         At December 31, 2000, borrowings outstanding under the commercial paper program totaled $106,854 and are included in Short-term borrowings on the balance sheet. The weighted-average interest rate related to these borrowings was 6.6% at December 31, 2000. There were no borrowings outstanding under this program at December 31, 2002 and 2001, respectively. The Company uses the revolving credit agreements to satisfy its commercial paper program's dollar for dollar liquidity requirement. Effective January 3, 2003, the aggregate maximum borrowing capacity under the revolving credit agreements limits the commercial paper program to a maximum borrowing capability of $718,000.

         On October 6, 1997, the Company issued $50,000 of debt securities consisting of 5.5% notes, due October 15, 2027, with provisions that the holders, individually or in the aggregate, may exercise a put option annually on October 15th that would require the Company to repay the securities. On Octo-ber 15, 2000 and 1999, individual debt security holders exercised put options requiring the Company to repay $7,960 and $38,945 of these debt securities, respectively. The remaining balance of these debt securities of $3,095 is included in Current portion of longterm debt on the balance sheets at December 31, 2002, 2001 and 2000.

         On December 24, 1997, the Company filed a shelf registration with the Securities and Exchange Commission covering $150,000 of unsecured debt securities with maturities greater

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(THOUSANDS OF DOLLARS UNLESS OTHERWISE INDICATED)

than nine months from the date of issue. The Company may issue these securities from time to time in one or more series and will offer the securities on terms determined at the time of sale. There were no borrowings outstanding under this registration at December 31, 2002, 2001, and 2000.

         On August 18, 1998, the Company filed a universal shelf registration statement with the Securities and Exchange Commission to issue debt securities, common stock and warrants up to $1,500,000. The registration was effective September 8, 1998. There were no borrowings outstanding under this registration at December 31, 2002, 2001, and 2000.

NOTE 7--OTHER LONG-TERM LIABILITIES

         Included in Other long-term liabilities at December 31, 2002, 2001, and 2000 were accruals for extended environmental-related activities of $105,110, $111,003 and $116,594, respectively. The accruals represent the Company's provisions for its estimated potential long-term liability for environmental-related activities relating to its past operations and third party sites. The Company is involved with environmental compliance, investigation and remediation activities at some of its current and former sites (including sites which were previously owned and/or operated by businesses acquired by the Company). In addition, the Company, together with other parties, has been designated a potentially responsible party under federal and state environmental protection laws for the investigation and remediation of environmental con-tamination and hazardous waste at a number of third-party sites, primarily Superfund sites. In general, these laws provide that potentially responsible parties may be held jointly and severally liable for investigation and remediation costs regardless of fault.

         The Company initially provides for the estimated costs of environmental-related activities relating to its past operations and third-party sites for which commitments or clean-up plans have been developed and when such costs can be reasonably estimated. These estimated costs are determined based on currently available facts regarding each site. If the best estimate of costs can only be identified as a range and no specific amount within that range can be determined more likely than any other amount within the range, the minimum of the range is provided. The Company continuously assesses its potential liability for investigation and remediation-related activities and adjusts its environmental-related accruals as information becomes available upon which more accurate costs can be reasonably estimated and as additional accounting guidelines are issued which require changing the estimated costs or the pro-cedure utilized in estimating such costs. Actual costs incurred may vary from these estimates due to the inherent uncertainties involved including, among others, the number and financial condition of parties involved with respect to any given site, the volumetric contribution which may be attributed to the Company relative to that attributed to other parties, the nature and magnitude of the wastes involved, the various technologies that can be used for remediation and the determination of acceptable remediation with respect to a particular site. The Company's environmental-related contingent liabilities are expected to be resolved over an extended period of time. Estimated costs of current investigations and remediation-related activities are included in Other accruals on the consolidated balance sheets.

         The operations of the Company, like those of other companies in our industry, are subject to various federal, state and local environmental laws and regulations. These laws and regulations not only govern our current operations and products, but also impose potential liability on the Company for past operations which were conducted utilizing practices and procedures that were considered acceptable under the laws and regulations existing at that time. The Company expects environmental laws and regulations to impose increasingly stringent requirements upon the Company and our industry in the future. The Company believes that it conducts its operations in compliance with applicable environmental laws and regulations and has implemented various programs designed to protect the environment and promote continued compliance. Also, in the future the Company, together with other parties, may be designated a potentially responsible party with respect to additional third-party sites. The Company does not believe that any additional potential liability ultimately attributed to the Company in excess of amounts provided for its environmental-related matters, which may result from the resolution of such matters, will have a material adverse effect on the Company's financial condition, liquidity, or cash flow.

NOTE 8--CAPITAL STOCK

         At December 31, 2002, there were 300,000,000 shares of common stock and 30,000,000 shares of serial preferred stock authorized for issuance. Of the authorized serial preferred stock, 3,000,000 shares have been designated as cumulative redeemable serial preferred stock which may be issued pursuant to the Company's shareholders' rights plan if the Company becomes the target of coercive and unfair takeover tactics and 1,000,000 shares have been designated as convertible participating serial preferred stock (see Note 9). An aggregate of 16,157,277 shares, 17,964,052 shares, and 19,184,038 shares of common stock at December 31, 2002, 2001 and 2000, respectively, were reserved for future grants of restricted stock and the exercise and future grants of stock options. Common shares outstanding shown in the following table include 475,628 shares, 507,943 shares, and 432,518 shares of common stock held in a revocable trust at December 31, 2002, 2001, and 2000, respectively. The revocable

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (THOUSANDS OF DOLLARS UNLESS OTHERWISE INDICATED)

trust is used to accumulate assets for the purpose of funding the ultimate benefit obligation of certain non-qualified plans. Transactions between the Company and the trust are accounted for in accordance with EITF No. 97-14, which requires the assets held by the trust be consolidated with the Company's accounts.

                                                                    Common shares      Common shares
                                                                     in Treasury        Outstanding
                                                                     -----------        -----------
Balance at January 1, 2000 .....................................      40,645,546        165,663,601
  Shares tendered as payment for options exercised .............           8,757             (8,757)
  Shares issued for exercise of stock options ..................                            533,991
  Shares transferred to revocable trust ........................        (165,000)           165,000
  Net shares issued under restricted stock grants ..............                              4,500
  Treasury stock purchased .....................................       6,800,000         (6,800,000)
                                                                      ----------        -----------
Balance at December 31, 2000 ...................................      47,289,303        159,558,335
  Shares tendered as payment for options exercised .............          19,995            (19,995)
  Shares issued for exercise of stock options ..................                          1,031,486
  Shares tendered in connection with restricted stock grants ...          42,970            (42,970)
  Net shares issued under restricted stock grants ..............                            151,500
  Treasury stock purchased .....................................       6,700,000         (6,700,000)
                                                                      ----------        -----------
BALANCE AT DECEMBER 31, 2001 ...................................      54,052,268        153,978,356
  SHARES TENDERED AS PAYMENT FOR OPTIONS EXERCISED .............         173,044           (173,044)
  SHARES ISSUED FOR EXERCISE OF STOCK OPTIONS ..................                          1,791,675
  NET SHARES ISSUED UNDER RESTRICTED STOCK GRANTS ..............                             13,500
  TREASURY STOCK PURCHASED .....................................       6,700,000         (6,700,000)
                                                                      ----------        -----------
BALANCE AT DECEMBER 31, 2002 ...................................      60,925,312        148,910,487
                                                                      ==========        ===========

NOTE 9--STOCK PURCHASE PLAN AND PREFERRED STOCK

         As of December 31, 2002, 12,744 employees contributed to the Company's Employee Stock Purchase and Savings Plan (ESOP), a voluntary defined contribution plan available to all eligible salaried employees. Effective January 1, 2002, the ESOP was amended to allow participants to contribute, on a pre-tax basis only, the lesser of 20 percent of their annual compensation or the maximum dollar amount allowed under the Internal Revenue Code. Such participant contributions may be invested in a variety of mutual funds or a Company common stock fund. The ESOP was further amended to permit participants to diversify employee contributions previously allocated to the Company common stock fund into a variety of mutual funds in twenty percent (20%) increments over a five-year period. The Company matches current contributions up to 6 percent of annual compensation. Company match contributions are required to be invested in the Company common stock fund. Prior to January 1, 2002, participants in the ESOP were allowed to contribute up to 11 percent of their annual compensation, up to 7 percent of which could be made on a pre-tax basis, to purchase common shares of the Company or invest in a government fund. Employees making contributions to purchase Company common stock received a matching contribution from the Company of 50 percent of the employee's pre and post tax contributions, up to a maximum of 7 percent of their annual compensation, plus an additional variable match based on the Company's return on equity (54 percent for the year ended 2001). See Note 5 for information related to changes in other annual contributions from the Company effective January 1, 2002.

         The Company made contributions to the ESOP on behalf of participating employees, representing amounts authorized by employees to be withheld from their earnings on a pre-tax basis, of $38,921, $27,374, and $26,636 in 2002, 2001, and 2000, respectively. The Company's matching contributions to the ESOP charged to operations were $27,916, $33,744, and $28,070 for 2002, 2001, and
2000, respectively.

         At December 31, 2002, there were 23,796,694 shares of the Company's common stock being held by the ESOP, representing 16.0 percent of the total number of voting shares outstanding. Shares of Company common stock credited to each member's account under the ESOP are voted by the trustee under instructions from each individual plan member. Shares for which no instructions are received, along with any unallocated shares held in the ESOP, are voted by the trustee in the same proportion as those for which instructions are received.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(THOUSANDS OF DOLLARS UNLESS OTHERWISE INDICATED)

Each share of preferred stock is entitled to one vote upon all matters presented to the Company's shareholders and generally vote with the common stock together as one class. The preferred stock is held in an unallocated account by the ESOP until compensation expense related to the Company's contributions is earned at which time contributions will be credited to the members' accounts. At December 31, 2002 and 2001, there were no allocated or committed-to-be-released preferred shares outstanding. The value of the preferred stock is redeemable and convertible into the Company's common stock at the option of the ESOP based on the relative fair value of the preferred and common stock at time of conversion. The ESOP redeemed 126,499 shares and 81,695 shares of preferred stock for cash in 2002 and 2001, respectively.

NOTE 10--STOCK PLAN

         The Company's 2003 Stock Plan permits the granting of stock options, restricted stock and stock appreciation rights to eligible employees. The 2003 Stock Plan was adopted during 2002 to succeed the Company's 1994 Stock Plan that expires February 16, 2003 which succeeded the 1984 Stock Plan that expired February 15, 1994. Although no further grants may be made under either the 1994 or 1984 Stock Plan, all rights granted under such plans remain. The number of shares which may be awarded under the 2003 Stock Plan will not exceed 8,500,000 shares, plus the shares authorized but not granted under the 1994 Stock Plan as of the expiration thereof. No stock appreciation rights have been granted.

         Grants of restricted stock, which generally require four years of continuous employment from the date of grant before vesting and receiving the shares without restriction, have been awarded to certain officers and key employees under the 1994 Stock Plan. The number of shares to be received without restriction is based on the Company's performance relative to a peer group of companies. No shares of restricted stock vested during 2002 or 2000. During 2001, 116,000 shares of restricted stock vested and were delivered to officers and employees. There were 401,500 shares of restricted stock outstanding at December 31, 2002. Unamortized deferred compensation expense with respect to the restricted stock grants amounted to $3,267, $5,691, and $3,036 at December 31, 2002, 2001, and 2000, respectively, and is being amortized over the four-year vesting period. Deferred compensation expense aggregated $3,097, $1,130, and $3,180 in 2002, 2001, and 2000, respectively.

         A summary of restricted stock granted during 2002, 2001, and 2000 is as follows:

                                              2002       2001        2000
                                              ----       ----        ----
SHARES GRANTED.......................        13,500     188,500      4,500
WEIGHTED-AVERAGE FAIR VALUE
  OF RESTRICTED SHARES GRANTED
  DURING YEAR........................       $ 26.22    $  25.72     $19.63

         Grants of non-qualified and incentive stock options have been awarded to certain officers and key employees under the plans at prices not less than fair market value of the shares, as defined by the plans, at the date of grant. The options generally become exercisable to the extent of one-third of the optioned shares for each full year following the date of grant and generally expire ten years after the date of grant. The number of options and period of service required before the options may be exercised are determined by the Board of Directors at the time of grant. No options may be exercised more than ten years from the date of the grant.

         A summary of the Company's non-qualified and incentive stock option activity and related information for the years ended December 31, 2002, 2001 and 2000 is shown in the following table:

                                                      2002                        2001                       2000
                                            -------------------------   -------------------------   -------------------------
                                                            WEIGHTED-                   Weighted-                   Weighted-
                                                             AVERAGE                     Average                     Average
                                             OPTIONED       EXERCISE      Optioned      Exercise      Optioned      Exercise
                                              SHARES          PRICE        Shares         Price        Shares         Price
                                            -----------     ---------   ------------    ---------   -------------   ---------
OUTSTANDING BEGINNING OF YEAR .........      14,129,176     $  23.19      12,588,310    $  22.47      10,724,653    $  22.78
GRANTED ...............................       3,064,900        25.47       3,070,700       24.29       2,820,900       19.75
EXERCISED .............................      (1,791,675)       20.94      (1,031,486)      17.26        (533,991)      12.02
CANCELED ..............................        (224,179)       24.03        (498,348)      24.10        (423,252)      24.62
                                            -----------     --------    ------------    --------    ------------    --------
OUTSTANDING END OF YEAR ...............      15,178,222     $  23.90      14,129,176    $  23.19      12,588,310    $  22.47
                                            ===========     ========    ============    ========    ============    ========

EXERCISABLE AT END OF YEAR ............       9,258,221     $  23.69       7,681,476    $  23.75       5,923,537    $  23.31
WEIGHTED-AVERAGE FAIR VALUE OF
 OPTIONS GRANTED DURING YEAR ..........     $      5.48                 $       5.36                $       4.72
RESERVED FOR FUTURE GRANTS ............         979,055                    3,834,876                   6,595,728

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (THOUSANDS OF DOLLARS UNLESS OTHERWISE INDICATED)

         Exercise prices for optioned shares outstanding as of December 31, 2002 ranged from $15.38 to $35.34. A summary of these options by range of exercise prices is as follows:

                                          Outstanding                              Exercisable
                           -------------------------------------------        -----------------------
                                                           Weighted-
                                           Weighted-        Average                        Weighted-
                                            Average        Remaining                        Average
   Range of                  Optioned      Exercise       Contractual         Optioned     Exercise
Exercise Prices               Shares         Price        Life (years)         Shares        Price
----------------------     ----------     ----------      ------------        ---------    ----------
< $19.00 .............        299,886     $   16.76           2.64              270,748     $  16.63
  $19.00 - $22.99 ....      4,814,976         20.13           6.60            3,888,748        20.17
  $23.00 - $28.99 ....      8,521,668         25.27           6.16            3,590,683        25.62
> $28.99 .............      1,541,692         29.46           5.24            1,508,042        29.43
                           ----------     ---------           ----            ---------     --------
                           15,178,222     $   23.90           6.04            9,258,221     $  23.69
                           ==========     =========           ====            =========     ========

         The Company's 1997 Stock Plan for Nonemployee Directors provides for the granting of stock options and restricted stock to members of the Board of Directors who are not employees of the Company. There were 400,000 shares authorized as available for grant under the 1997 Stock Plan. The Board of Directors authorizes grants made pursuant to the 1997 Stock Plan.

         The Company has elected to follow APBO No. 25 and related interpretations in accounting for its employee stock options. Under APBO No. 25, because the exercise price of the Company's employee stock options is not less than the market price of the shares at the date of grant, no compensation expense is recognized in the financial statements. See Note 1 for proforma information and the alternative fair value accounting provided for under SFAS No. 123.

NOTE 11--OTHER EXPENSE - NET

         Included in the Other expense - net caption of the Statements of Consolidated Income are the following:

                                             2002       2001       2000
                                           --------   --------   --------
DIVIDEND AND ROYALTY INCOME..........      $(3,341)   $(3,922)   $(4,144)
NET EXPENSE (INCOME) OF
 FINANCING AND INVESTING
 ACTIVITIES .........................        7,284     (1,796)    10,926
PROVISIONS FOR ENVIRONMENTAL
 MATTERS - NET (SEE NOTE 7) .........        8,609      5,609
DISPOSITION AND TERMINATION
 OF OPERATIONS EXPENSE -
 NET (SEE NOTE 4) ...................          168      7,304      6,968
FOREIGN CURRENCY EXCHANGE
 LOSSES - NET .......................        8,435      2,277      2,115
OTHER INCOME ........................       (4,154)    (3,478)    (8,466)
OTHER EXPENSE .......................        4,470      8,791      7,354
                                           -------    -------    -------
                                           $21,471    $14,785    $14,753
                                           =======    =======    =======

         The net expense (income) of financing and investing activities includes fees related to debt issuance and financing services, the net realized gains or losses from disposing of fixed assets, the net gain or loss associated with the investment in certain long-term asset funds and the net pre-tax expense associated with the Company's investment in broad-based corporate owned life insurance.

         Foreign currency exchange losses - net include foreign currency transaction gains and losses and realized and unrealized gains and losses from foreign currency option and forward contracts. All foreign currency option and forward contracts outstanding at December 31, 2002 have maturity dates of less than twelve months and are undesignated hedges with changes in fair value being recognized in earnings in accordance with SFAS No. 133. These derivative instrument values are included in either Other current assets or Other accruals on the balance sheet and were immaterial at December 31, 2002 and 2001. There were no foreign currency option and forward contracts outstanding at December 31, 2000.

         Other income includes items of revenue and other gains that are unrelated to the primary business purpose of the Company. Each individual item of other income is immaterial; no single category of items exceeded $1,000.

         Other expense includes expense items and losses that are unrelated to revenues associated with the primary business purpose of the Company. Each individual item of other expense is immaterial. The only components of other expense that exceed $1,000 relate to joint venture losses of $1,500 and $2,700 in 2001 and 2000, respectively, and a loss of $3,500 associated with long-term non-trade receivables in 2001.

NOTE 12--INCOME TAXES

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using the enacted tax rates and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(THOUSANDS OF DOLLARS UNLESS OTHERWISE INDICATED)

laws that are currently in effect. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2002, 2001 and 2000 are as follows:

                                 2002      2001       2000
                                 ----      ----       ----
DEFERRED TAX ASSETS:
  DISPOSITIONS, ENVIRON-
   MENTAL AND OTHER
   SIMILAR ITEMS ...........   $ 48,452  $ 54,856   $ 55,220
  OTHER ITEMS (EACH
   LESS THAN 5 PERCENT
   OF TOTAL ASSETS) ........    138,515   107,726     98,107
                               --------  --------   --------
    TOTAL DEFERRED
     TAX ASSETS ............   $186,967  $162,582   $153,327
                               ========  ========   ========
DEFERRED TAX LIABILITIES:
  DEPRECIATION AND
   AMORTIZATION ............   $ 29,082  $ 49,164   $ 35,691
  DEFERRED EMPLOYEE
   BENEFIT ITEMS ...........     63,165    58,535     50,333
                               --------  --------   --------
    TOTAL DEFERRED
     TAX LIABILITIES .......   $ 92,247  $107,699   $ 86,024
                               ========  ========   ========

         Significant components of the provisions for income taxes are as follows:

                                 2002      2001       2000
                                 ----      ----       ----
CURRENT:
  FEDERAL ..................   $138,541  $118,882   $125,393
  FOREIGN ..................      9,549     9,893      6,211
  STATE AND LOCAL ..........     16,410    16,839     22,662
                               --------  --------   --------
    TOTAL CURRENT ..........    164,500   145,614    154,266

DEFERRED:
  FEDERAL ..................     20,770    15,374    (27,386)
  FOREIGN ..................     (1,498)   (2,458)     6,213
  STATE AND LOCAL ..........      2,691     2,761     (5,713)
                               --------  --------   --------
    TOTAL DEFERRED .........     21,963    15,677    (26,886)
                               --------  --------   --------
TOTAL PROVISIONS FOR
  INCOME TAXES .............   $186,463  $161,291   $127,380
                               ========  ========   ========

         Significant components of income before income taxes and cumulative effect of change in accounting principle as used for income tax purposes, are as follows:

                                 2002      2001       2000
                                 ----      ----       ----
DOMESTIC ...................   $458,535  $393,200   $ 90,412
FOREIGN ....................     38,629    31,249     52,994
                               --------  --------   --------
                               $497,164  $424,449   $143,406
                               ========  ========   ========

         A reconciliation of the statutory federal income tax rate to the effective tax rate follows:

                                 2002      2001      2000
                                 ----      ----      ----
STATUTORY FEDERAL INCOME
  TAX RATE .................     35.0%     35.0%     35.0%
EFFECT OF:
  STATE AND LOCAL
   INCOME TAXES ............      2.5       3.0       7.7
  INVESTMENT VEHICLES ......      0.8       1.3      (7.3)
  IMPAIRMENT OF
   OTHER ASSETS ............                         51.0
  OTHER - NET ..............     (0.8)     (1.3)      2.5
                                 ----      ----      ----
EFFECTIVE TAX RATE .........     37.5%     38.0%     88.9%
                                 ====      ====      ====

         A portion of the transitional impairment charge recorded in the first quarter of 2002 (see Note 2) related to goodwill that was not deductible for tax purposes. This is not reflected in the statutory federal income tax rate reconciliation above because the transitional impairment charge was recorded as a cumulative effect of change in accounting principle. The remaining portion of the impairment charge created federal, state, foreign and local deferred tax benefits in the amount of $64,476 due to the temporary differences between the carrying amounts for financial statement purposes and amounts used for tax purposes.

         A portion of the impairment of other assets charge in 2000 related to goodwill was not deductible for tax purposes. The effect is reflected separately in the statutory federal income tax reconciliation above. The state and local tax effect is not shown separately. The remaining portion of the impairment charge created federal, state and local deferred tax benefits due to the significant temporary differences between the carrying amounts for financial statement purposes and amounts used for tax purposes.

         The provisions for income taxes include estimated taxes payable on that portion of retained earnings of foreign subsidiaries expected to be received by the Company. A provision was not made with respect to $266 of retained earnings at December 31, 2002 that have been invested by foreign subsidiaries. It is not practicable to estimate the amount of unrecognized deferred tax liability for undistributed foreign earnings.

         Netted against the Company's other deferred tax assets are valuation reserves of $14,459, $10,200 and $9,082 at December 31, 2002, 2001, and 2000,
respectively, resulting from the uncertainty as to the realization of the tax benefits from certain foreign net operating losses and certain other foreign assets.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (THOUSANDS OF DOLLARS UNLESS OTHERWISE INDICATED)

NOTE 13--NET INCOME PER SHARE

                                                                              2002           2001           2000
                                                                         -------------   ------------   ------------
Income before cumulative effect of change in accounting principle .....  $     310,701   $    263,158   $     16,026
Cumulative effect of change in accounting principle -
  net of income taxes of $64,476 ......................................       (183,136)
                                                                         -------------   ------------   ------------
Net income ............................................................  $     127,565   $    263,158   $     16,026
                                                                         =============   ============   ============

BASIC
  Average common shares outstanding ...................................    150,437,900    155,557,085    161,911,789
                                                                         =============   ============   ============
  Income per common share:
   Income before cumulative effect of change in accounting principle ..  $        2.07   $       1.69   $        .10
   Cumulative effect of change in accounting principle ................          (1.22)
                                                                         -------------   ------------   ------------
   Net income .........................................................  $         .85   $       1.69   $        .10
                                                                         =============   ============   ============

DILUTED
  Average common shares outstanding ...................................    150,437,900    155,557,085    161,911,789
  Non-vested restricted stock grants ..................................        318,433        321,500        279,300
  Stock options -- treasury stock method ..............................      1,678,977      1,014,950        503,982
                                                                         -------------   ------------   ------------
  Average shares assuming dilution ....................................    152,435,310    156,893,535    162,695,071
                                                                         =============   ============   ============
  Income per common share:
   Income before cumulative effect of change in accounting principle ..  $        2.04   $       1.68   $        .10
   Cumulative effect of change in accounting principle ................          (1.20)
                                                                         -------------   ------------   ------------
   Net income .........................................................  $         .84   $       1.68   $        .10
                                                                         =============   ============   ============

NOTE 14--SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                                                     2002
                                                      ------------------------------------------------------------------
                                                      1ST QUARTER     2ND QUARTER   3RD QUARTER   4TH QUARTER   FULL YEAR
                                                      ------------    -----------   -----------   -----------  -----------
NET SALES.......................................      $  1,149,178    $ 1,453,198   $ 1,426,266   $1,156,146   $ 5,184,788
GROSS PROFIT....................................      $    492,104    $   651,810   $   645,293   $  549,380   $ 2,338,587
INCOME BEFORE CUMULATIVE EFFECT
  OF CHANGE IN ACCOUNTING PRINCIPLE.............      $     34,785    $   107,525   $   111,333   $   57,058   $   310,701
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
  PRINCIPLE - NET OF INCOME TAXES OF $64,476....          (183,136)                                               (183,136)
                                                      ------------    -----------   -----------   ----------   -----------
NET INCOME (LOSS)...............................      $   (148,351)   $   107,525   $   111,333   $   57,058   $   127,565
                                                      ============    ===========   ===========   ==========   ===========
INCOME PER SHARE:
  BASIC:
   BEFORE CUMULATIVE EFFECT OF
    CHANGE IN ACCOUNTING PRINCIPLE..............      $        .23    $       .71   $       .74   $      .38   $      2.07
   CUMULATIVE EFFECT OF CHANGE IN
    ACCOUNTING PRINCIPLE - NET OF INCOME TAXES..             (1.21)                                                  (1.22)
                                                      ------------    -----------   -----------   ----------   -----------
   NET INCOME (LOSS)............................      $       (.98)   $       .71   $       .74   $      .38   $       .85
                                                      ============    ===========   ===========   ==========   ===========
  DILUTED:
   BEFORE CUMULATIVE EFFECT OF
    CHANGE IN ACCOUNTING PRINCIPLE..............      $        .23    $       .70   $       .73   $      .38   $      2.04
   CUMULATIVE EFFECT OF CHANGE IN
    ACCOUNTING PRINCIPLE - NET OF INCOME TAXES..             (1.21)                                                  (1.20)
                                                      ------------    -----------   -----------   ----------   -----------
   NET INCOME (LOSS)............................      $       (.98)   $       .70   $       .73   $      .38   $       .84
                                                      ============    ===========   ===========   ==========   ===========

         Net income (loss) in the fourth quarter was increased by $1,829 ($.01 per share) due to certain year-end adjustments. Gross profit increased by $11,733 primarily as a result of physical inventory adjustments of $10,390. Selling, general and administrative expenses decreased $667 due to various year-end adjustments. Other expense-net increased $9,586 due primarily to the provisions for environmental matters of $8,609.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(THOUSANDS OF DOLLARS UNLESS OTHERWISE INDICATED)

                                                                              2001
                                               ------------------------------------------------------------------
                                                1st Quarter   2nd Quarter   3rd Quarter   4th Quarter    Full Year
                                               ------------   -----------   -----------   -----------   -----------
Net sales...............................       $  1,158,370   $ 1,407,514   $ 1,366,768   $ 1,133,353   $ 5,066,005
Gross profit............................       $    489,023   $   608,537   $   601,039   $   521,030   $ 2,219,629
Net income..............................       $     36,924   $    90,480   $    90,321   $    45,433   $   263,158
Net income per share - basic............       $        .23   $       .58   $       .58   $       .30   $      1.69
Net income per share - diluted..........       $        .23   $       .58   $       .58   $       .29   $      1.68

         Net income in the fourth quarter was decreased by $2,092 ($.01 per share) due to certain year-end adjustments. Gross profit increased by $18 as a result of physical inventory adjustments of $4,418 offset by fourth quarter provisions for qualified exit costs associated with certain facility closings of $4,400. Selling, general and administrative expenses decreased $11,735 due primarily to the reduction of $10,368 in certain annual selling expenses related to lower sales. Other expense-net increased $14,972 due primarily to the provisions for environmental matters of $5,609 and to charges for the impairment of long-lived assets held for disposal and adjustments to prior provisions for qualified exit costs of $7,304.

NOTE 15--OPERATING LEASES

         The Company leases certain stores, warehouses, manufacturing facilities, office space and equipment. Renewal options are available on the majority of leases and, under certain conditions, options exist to purchase certain properties. Rental expense for operating leases was $151,555, $141,072, and $130,552 for 2002, 2001, and 2000, respectively. Certain store leases require the payment of contingent rentals based on sales in excess of specified minimums. Contingent rentals included in rent expense were $15,752, $13,479, and $12,423 in 2002, 2001, and 2000, respectively. Rental income, as lessor, from real estate leasing activities and sublease rental income for all years presented was not significant.

         Following is a schedule, by year and in the aggregate, of future minimum lease payments under noncancellable operating leases having initial or remaining terms in excess of one year at December 31, 2002:

2003..............................................................    $ 109,518
2004..............................................................       93,424
2005..............................................................       75,580
2006..............................................................       56,473
2007..............................................................       36,648
Later years.......................................................       72,194
                                                                      ---------
Total minimum lease payments......................................    $ 443,837
                                                                      =========

NOTE 16 - REPORTABLE SEGMENT INFORMATION

         The Company reports its segment information in five reportable segments
- the Paint Stores, Consumer, Automotive Finishes, International Coatings (collectively, the "Operating Segments") and Administrative Segments - in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires an enterprise to report segment information in the same way that management internally organizes its business for assessing performance and making decisions regarding allocation of resources. See pages 4, 5 and 10 through 17 of this report for descriptive information about the Operating Segments.

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

         The Paint Stores Segment consists of 2,643 company-operated specialty paint stores in the United States, Canada, Virgin Islands, Puerto Rico and Mexico. Each division of the Segment is engaged in the related business activity of selling the Company's own manufactured coatings and related products to end-use customers. During 2002, this Segment opened 46 net new stores, acquired 24, remodeled 16 and relocated 32. The net new and acquired stores consisted of 62 stores in the United States, 2 in Canada, 2 in Puerto Rico, and 4 in Mexico. In 2001, there were 85 net new stores opened or acquired (83 in the United States). In 2000, there were 92 net new stores opened or acquired (79 in the United States). This Segment manufactures original equipment manufacturer (OEM) product finishes sold through certain shared or dedicated paint stores and by direct outside sales representatives. In addition to stores, operations in Mexico include outside selling functions to dealers and other distributors.

         The Paint Stores Segment is the exclusive North American marketer and seller of Sherwin-Williams(R) branded architectural coatings, industrial and marine products, OEM product finishes and related items produced by its product finishes manufacturing and by the Consumer Segment including that

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (THOUSANDS OF DOLLARS UNLESS OTHERWISE INDICATED)

Segment's Mexico manufacturing facility. The loss of any single customer would not have a material adverse effect on the business of this Segment. A map on page 20 of this report shows the number of paint stores and their geographical location.

         The Consumer Segment develops, manufactures and distributes a variety of paint, coatings and related products to third party customers and the Paint Stores Segment. Approximately 46 percent of the total sales of the Consumer Segment in 2002, including inter-segment transfers, represented products sold through the Paint Stores Segment. Sales and marketing of certain control-branded and private labeled products is performed by a direct sales staff. The products distributed through third party customers are intended for resale to the ultimate end-user of the product. The Consumer Segment has sales to certain customers that, individually, may be a significant portion of the sales of the Segment. However, the loss of any single customer would not have a material adverse effect on the overall profitability of the Segment. This Segment incurs most of the Company's capital expenditures related to ongoing environmental compliance measures.

         The Automotive Finishes Segment develops, manufactures and distributes a variety of motor vehicle finish, refinish and touch-up products primarily throughout North and South America, the Caribbean Islands, and Italy. This Segment also licenses certain technology and trade names worldwide. Sher-win-Williams(R) branded automotive finish and refinish products are distributed throughout North America solely through this Segment's network of 128 company-operated automotive branches in the United States and 16 in Canada. Additional automotive branches in Jamaica (14) and Chile (21) complete this Segment's worldwide network. At December 31, 2002, this Segment included consolidated operations in 8 foreign countries and realized income from licensing agreements in 14 foreign countries. A map on page 20 of this report shows the number of branches and their geographical location.

         The International Coatings Segment develops, licenses, manufactures and distributes a variety of paint, coatings and related products worldwide. The majority of the sales from licensees and subsidiaries occur in South America, the Segment's most important international market. This Segment sells its products through 34 company-operated specialty paint stores in Chile, 23 in Brazil, and 1 in Uruguay and by outside selling functions to dealers and other distributors. At December 31, 2002, this Segment included consolidated operations in 7 foreign countries, 4 foreign joint ventures and income from licensing agreements in 19 foreign countries.

         The Administrative Segment includes the administrative expenses of the Company's corporate headquarters sites. This Segment also includes interest expense which is unrelated to retail real estate leasing activities, investment income, certain foreign currency transaction losses related to dollar-denomi-nated debt and foreign currency option and forward contracts, certain expenses related to closed facilities and environmental-related matters, and other expenses which are not directly associated with any Operating Segment. Administrative expenses do not include any significant foreign operations. Also included in the Administrative Segment is a real estate management unit that is responsible for the ownership, management, leasing of non-retail properties held primarily for use by the Company, including the Company's headquarters site, and disposal of idle facilities. Sales of the Administrative Segment represent external leasing revenue of excess headquarters space or leasing of facilities no longer used by the Company in its operations. Gains and losses from the sale of property are not a significant operating factor in determining the performance of this Segment.

         Net external sales of all consolidated foreign subsidiaries were $488 million, $504 million, and $540 million for 2002, 2001, and 2000, respectively. Operating profits of all consolidated foreign subsidiaries were $18 million, $17 million, and $32 million for 2002, 2001, and 2000, respectively. Domestic operations account for the remaining net sales and operating profits. Long-lived assets consist of net property, plant and equipment, goodwill, and intangibles. Long-lived assets of consolidated foreign subsidiaries totaled $98 million, $211 million, and $245 million at December 31, 2002, 2001, and 2000, respectively. The consolidated total of long-lived assets for the Company was $1,403 million, $1,650 million, and $1,738 million at December 31, 2002, 2001, and 2000, respectively. During 2002, the reduction in the carrying value of long-lived assets of consolidated foreign subsidiaries resulted primarily from a devaluation of the Argentine peso, other foreign currency translation rate declines and an impairment of long-lived assets of the Argentina subsidiary. No single geographic area outside the United States was significant relative to consolidated net external sales or operating profits. Export sales and sales to any individual customer were each less than 10 percent of consolidated sales to unaffiliated customers during all years presented.

         In the reportable segment financial information that follows, operating profit is total revenue, including inter-segment transfers, less operating costs and expenses. Identifiable assets are those directly identified with each reportable segment. Administrative Segment assets consist primarily of cash and cash equivalents, investments, deferred pension assets, and headquarters property, plant and equipment. The operating margin for each Operating Segment is based upon total external sales and inter-segment transfers. Domestic inter-segment transfers are accounted for at the approximate fully absorbed manufactured cost plus distribution costs. International inter-segment transfers are accounted for at values comparable to normal unaffiliated customer sales. The reportable segment financial information has been restated for 2001 and 2000 to reflect certain reorganizations between segments effective January 1, 2002. Reportable segment information for 1999 and 1998 has not been restated due to the insignificant effect of the reorganizations and the prohibitive cost to assimilate all the required information.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(MILLIONS OF DOLLARS)

                                                           2002        2001         2000         1999      1998
                                                         -------     -------      -------      -------    -------
NET EXTERNAL SALES
Paint Stores .........................................   $ 3,302     $ 3,185      $ 3,166      $ 3,002    $ 2,822
Consumer .............................................     1,178       1,142        1,251        1,224      1,282
Automotive Finishes ..................................       454         464          493          471        474
International Coatings ...............................       244         268          294          299        348
Administrative .......................................         7           7            8            8          8
                                                         -------     -------      -------      -------    -------
Consolidated totals ..................................   $ 5,185     $ 5,066      $ 5,212      $ 5,004    $ 4,934

OPERATING PROFITS
Paint Stores .........................................   $   399     $   388      $   410      $   377    $   347
Consumer .............................................       193         110**       (208)*        155        125
Automotive Finishes ..................................        54          51           61           67         65
International Coatings ...............................        (6)          5           17           34         24
Administrative:
  Interest expense ...................................       (40)        (54)         (60)         (59)       (70)
  Corporate expenses and other .......................      (103)        (76)         (77)         (84)       (51)
                                                         -------     -------      -------      -------    -------
Income before income taxes and cumulative
  effect of change in accounting principle ...........   $   497     $   424**    $   143*     $   490    $   440

IDENTIFIABLE ASSETS
Paint Stores .........................................   $   967     $   954      $ 1,014      $   930    $   881
Consumer .............................................     1,162       1,272        1,347*       1,778      1,823
Automotive Finishes ..................................       274         329          349          279        275
International Coatings ...............................       130         285          315          320        382
Administrative .......................................       899         788          726          726        690
                                                         -------     -------      -------      -------    -------
Consolidated totals ..................................   $ 3,432     $ 3,628      $ 3,751*     $ 4,033    $ 4,051

CAPITAL EXPENDITURES
Paint Stores .........................................   $    56     $    36      $    48      $    49    $    57
Consumer .............................................        37          18           40           40         37
Automotive Finishes ..................................         3          11           29           10          8
International Coatings ...............................        10           7            6           11         15
Administrative .......................................        21          11           10           24         29
                                                         -------     -------      -------      -------    -------
Consolidated totals ..................................   $   127     $    83      $   133      $   134    $   146

DEPRECIATION
Paint Stores .........................................   $    44     $    47      $    45      $    42    $    38
Consumer .............................................        33          31           28           29         30
Automotive Finishes ..................................         9           9            9            8          8
International Coatings ...............................         4           6            6            6          6
Administrative .......................................        14          16           21           20         16
                                                         -------     -------      -------      -------    -------
Consolidated totals ..................................   $   104     $   109      $   109      $   105    $    98

OPERATING SEGMENT MARGINS
Paint Stores .........................................      12.1%       12.2%        12.9%        12.5%      12.3%
Consumer .............................................       8.9%        5.3%**      (9.5)%*       7.6%       6.1%
Automotive Finishes ..................................      11.1%       10.2%        11.5%        13.3%      12.8%
International Coatings ...............................      (2.4)%       1.9%         5.8%        11.4%       6.9%
                                                         -------     -------      -------      -------    -------
Operating segment totals .............................      10.3%        9.2%**       4.5%*       10.8 %      9.8%

INTERSEGMENT TRANSFERS
Paint Stores .........................................   $     1     $     1      $     2      $     8    $     5
Consumer .............................................       989         929          929          817        771
Automotive Finishes ..................................        34          34           36           31         34
International Coatings ...............................         1
Administrative .......................................         4           9           11           12         11
                                                         -------     -------      -------      -------    -------
Segment totals .......................................   $ 1,029     $   973      $   978      $   868    $   821

* Includes charge and reduction in asset value of $352 in 2000 for impairment of other assets. See note 2.

** Includes amortization expense of $21 in the Consumer Segment and $29 in income before income taxes and cumulative effect of change in accounting principle for goodwill and intangible assets that are no longer amortized as of January 1, 2002 in accordance with SFAS No. 142. The effect on any other segment was not significant. Due to the impairment of other assets in 2000, disclosure of the effect of amortization expense on segment operating profit prior to 2001 is not meaningful.

                                       DIRECTORS, OFFICERS, OPERATING PRESIDENTS

BOARD OF DIRECTORS                            CORPORATE OFFICERS                         OPERATING PRESIDENTS
JAMES C. BOLAND, 63*                          CHRISTOPHER M. CONNOR, 46**                THOMAS S. BRUMMETT, 57
Vice Chairman                                 Chairman and Chief Executive Officer       President & General Manager
CAVS/Gund Arena Company                                                                  Eastern Division
                                              JOSEPH M. SCAMINACE, 49**                  Paint Stores Group
JOHN G. BREEN, 68                             President and Chief Operating Officer
Retired, former Chairman, Chief                                                          ROBERT J. DAVISSON, 42
Executive Officer and President               SEAN P. HENNESSY, 45**                     President & General Manager
The Sherwin-Williams Company                  Senior Vice President - Finance and        Southeastern Division
                                              Chief Financial Officer                    Paint Stores Group
DUANE E. COLLINS, 66
Chairman                                      THOMAS E. HOPKINS, 45**                    TIMOTHY A. KNIGHT, 38
Parker-Hannifin Corporation                   Senior Vice President -                    President & General Manager
                                              Human Resources                            Diversified Brands Division
CHRISTOPHER M. CONNOR, 46
Chairman and Chief Executive Officer          CONWAY G. IVY, 61**                        BLAIR P. LaCOUR, 56
The Sherwin-Williams Company                  Senior Vice President - Corporate          President & General Manager
                                              Planning and Development                   Mid Western Division
DANIEL E. EVANS, 66                                                                      Paint Stores Group
Retired, former Chairman, Chief               JOHN L. AULT, 57**
Executive Officer and Secretary               Vice President -                           JOHN G. MORIKIS, 39**
Bob Evans Farms, Inc.                         Corporate Controller                       President
                                                                                         Paint Stores Group
SUSAN J. KROPF, 54                            CYNTHIA D. BROGAN, 51
President and Chief Operating Officer         Vice President and Treasurer               RONALD P. NANDOR, 43**
Avon Products, Inc.                                                                      President & General Manager
                                              MARK J. DVOROZNAK, 44                      Automotive Division
ROBERT W. MAHONEY, 66*                        Vice President - Corporate Audit
Retired, former Chairman, Chief               and Loss Prevention                        STEVEN J. OBERFELD, 50
Executive Officer and President                                                          President & General Manager
Diebold, Incorporated                         JAMES J. SGAMBELLONE, 45                   South Western Division
                                              Vice President - Taxes and                 Paint Stores Group
GARY E. McCULLOUGH, 44*                       Assistant Secretary
Senior Vice President - Americas                                                         HARVEY P. SASS, 45
Wm. Wrigley Jr. Company                       LOUIS E. STELLATO, 52**                    President & General Manager
                                              Vice President, General Counsel            Wood Care Division
A. MALACHI MIXON, III, 62                     and Secretary
Chairman and Chief Executive Officer                                                     THOMAS W. SEITZ, 54**
Invacare Corporation                          RICHARD M. WEAVER, 48                      President & General Manager
                                              Vice President - Administration            Consumer Division
CURTIS E. MOLL, 63*
Chairman and Chief Executive Officer                                                     ROBERT A. TAYLOR, 49
MTD Holdings Inc                                                                         President & General Manager
                                                                                         Chemical Coatings Division
JOSEPH M. SCAMINACE, 49                                                                  Paint Stores Group
President and Chief Operating Officer
The Sherwin-Williams Company                                                             ALEXANDER ZALESKY, 43**
                                                                                         President & General Manager
RICHARD K. SMUCKER, 54*                                                                  International Division
President and Co-Chief Executive
Officer
The J. M. Smucker Company

* Audit Committee Member

** Executive Officer as defined by the Securities Exchange Act of 1934

SHAREHOLDER INFORMATION

ANNUAL MEETING

         The annual meeting of shareholders will be held in the Landmark Conference Center, 927 Midland Building, 101 Prospect Avenue, N.W., Cleveland, Ohio on Wednesday, April 23, 2003 at 9:00 A.M., local time.

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

HEADQUARTERS

The Sherwin-Williams Company
101 Prospect Avenue, N.W.
Cleveland, Ohio 44115-1075
(216) 566-2000

INDEPENDENT AUDITORS

Ernst & Young LLP Cleveland, Ohio

STOCK TRADING

Sherwin-Williams Common Stock- Symbol, SHW-is traded on the New York Stock Exchange.

TRANSFER AGENT & REGISTRAR

The Bank of New York
Shareholder Relations
Department-11E
P.O. Box 11258
Church Street Station
New York, NY 10286
1-866-537-8703
E-mail address:
Shareowner-svcs@Email.bony.com
Internet: www.stockbny.com

COMMON STOCK TRADING STATISTICS

                                   2002         2001           2000         1999          1998
                                ---------    ---------      ---------    ---------     ---------
High .........................  $   33.24    $   28.23      $  27.625    $  32.875     $  37.875
Low ..........................      21.75        19.73         17.125        18.75        19.438
Close December 31 ............      28.25        27.50         26.313        21.00        29.375
Shareholders of record .......      9,604       10,281         10,813       11,475        11,929
Shares traded (thousands) ....    193,256      162,219        158,349      161,118       128,942

QUARTERLY STOCK PRICES AND DIVIDENDS

                   2002                                         2001
-----------------------------------------      ---------------------------------------
QUARTER       HIGH       LOW     DIVIDEND      Quarter     High      Low      Dividend
-------      -------   -------   --------      -------   -------   -------    --------
  1ST        $ 29.65   $ 23.50    $ .15          1st     $ 27.25   $ 23.52     $ .145
  2ND          33.24     27.65      .15          2nd       26.51     19.73       .145
  3RD          30.46     22.70      .15          3rd       23.88     19.95       .145
  4TH          29.23     21.75      .15          4th       28.23     21.27       .145

THE SHERWIN-WILLIAMS COMPANY
101 PROSPECT AVENUE, N.W.
CLEVELAND, OHIO 44115-1075
WWW.SHERWIN.COM