Form 10-K, Exhibit 13
period 2003-12-31
SHERWIN WILLIAMS CO
filed 2004-03-11
CIK 89800

                                                                      EXHIBIT 13

The Sherwin-Williams Company

2003 Annual Report

                          COMMITTED TO EXCELLENCE         [SHERWN WILLIAMS LOGO]

FOREWORD

              THE PURSUIT OF EXCELLENCE
              IS A COMMITMENT, NOT AN
              ACHIEVEMENT. This commitment is a vital
              part of the Sherwin-Williams culture. It is a pledge that joins every Sherwin-Williams employee together in service to our customers and shareholders.

NET EXTERNAL SALES BY OPERATING SEGMENT

       (millions of dollars)             Net External Sales                 % of Sales by Operating Segment
------------------------------------     ------------------                 -------------------------------
Paint Stores Segment                          $3,469                                       64.1%

Consumer Segment                              $1,190                                       22.0%

Automotive Finishes Segment                   $  457                                        8.5%

International Coatings Segment                $  285                                        5.3%

Administrative Segment                        $    7                                        0.1%
                                              ------                                      -----
Total Consolidated Net Sales                  $5,408                                      100.0%
                                              ------                                      -----

TABLE OF CONTENTS

Financial Highlights                                                  1
Summary of Operating Segments                                         4
Letter to Shareholders                                                6
Company Overview                                                     10
Culture of Excellence                                                18
Stores Map                                                           20
Financial Performance                                                21

The Sherwin-Williams Company recruits, selects and hires the best qualified people available -- without discrimination based on race, religion, color, creed, sex, national origin, age, disability, status as a special disabled veteran, veteran of the Vietnam era, or any other unlawful consideration.

                                                                       FINANCIAL
                                                                      HIGHLIGHTS

(thousands of dollars except per share data)                                       2003              2002               2001
                                                                             ---------------     -------------      -------------
Net sales                                                                    $     5,407,764     $   5,184,788      $   5,066,005
                                                                             ===============     =============      =============
Income before cumulative effect of change in accounting principle            $       332,058     $     310,701      $     263,158
Cumulative effect of change in accounting principle - net of income taxes of                          (183,136)
$64,476
                                                                             ---------------     -------------      -------------
Net income                                                                   $       332,058     $     127,565      $     263,158
                                                                             ===============     =============      =============
Per common share:

  Fully-diluted:

    Income before cumulative effect of change in accounting principle        $          2.26     $        2.04      $        1.68

    Cumulative effect of change in accounting principle - net of income
      taxes                                                                                              (1.20)
                                                                             ---------------     -------------      -------------
    Net income                                                               $          2.26     $         .84      $        1.68

  Basic:

    Income before cumulative effect of change in accounting principle        $          2.29     $        2.07      $        1.69

    Cumulative effect of change in accounting principle - net of income
      taxes                                                                                              (1.22)
                                                                             ---------------     -------------      -------------
    Net income                                                               $          2.29     $         .85      $        1.69

  Cash dividends                                                             $           .62     $         .60      $         .58

  Book value                                                                 $         10.17     $        9.01      $        9.66
                                                                             ===============     =============      =============
Average common shares outstanding (thousands)                                        144,847           150,438            155,557

Return on sales (1)                                                                      6.1%              6.0%               5.2%

Return on net operating assets employed (RONAE) (2)                                     37.3%             35.7%              27.5%

Return on beginning shareholders' equity (1)                                            24.7%             20.9%              17.9%

Total debt to capitalization                                                            26.0%             28.0%              29.3%

Interest coverage (3)                                                                   14.5x             13.3x               8.8x

Current ratio                                                                            1.5               1.4                1.3

Total technical expenditures (4)                                             $        88,369     $      88,721      $      86,222

SALES
(millions of dollars)

   [BAR CHART]

2001       5,066
2002       5,185
2003       5,408

INCOME - (1)
(millions of dollars)

   [BAR CHART]

2001       263
2002       311
2003       332

INCOME PER
SHARE - DILUTED (1)

   [BAR CHART]

2001       1.68
2002       2.04
2003       2.26

(1) Based on income before cumulative effect of change in accounting principle. See Note 2, pages 47 and 48 of this report.

(2) Based on income before income taxes and cumulative effect of change in accounting principle divided by average net accounts receivable, inventories, property, plant and equipment and accounts payable.

(3) Ratio of income before income taxes,cumulative effect of change in accounting principle and interest expense to interest expense.

(4) See Note 1, page 45 of this report, for a description of technical expenditures.

                                                                 COMMITTED     1
                                                                 TO EXCELLENCE

            SHERWIN-WILLIAMS SERVES A DIVERSE CUSTOMER BASE SPANNING
                     A MULTITUDE OF MARKETS AND APPLICATIONS

                                    [PICTURE]

                                                                       COVER THE
                                                                       EARTH

                                    [PICTURE]

                                   [PICTURE]

PAINT STORES

PRODUCTS SOLD: Paints, stains, caulks, applicators, wallcoverings, floorcoverings, spray equipment and related products

MARKETS SERVED: Do-It-Yourselfers, professional painting contractors, home builders, property managers, architects, interior designers, industrial, marine, aviation, flooring and original equipment manufacturer (OEM) product finishes

MAJOR BRANDS SOLD: Sherwin-Williams(R), ProMar(R), SuperPaint(R), A-100(R), PrepRite(R), Classic 99(R), Duration(R), Master Hide(R), Sher-Wood(R), Powdura(R)

OUTLETS: 2,688 Sherwin-Williams stores in the United States, Canada, Mexico, Puerto Rico and the Virgin Islands

                                   [PICTURE]

CONSUMER

PRODUCTS SOLD: Branded, private label and licensed brand paints, stains, varnishes, industrial products, wood finishing products, applicators, corrosion inhibitors, aerosols and related products

MARKETS SERVED: Do-It-Yourselfers, professional painting contractors and industrial maintenance

MAJOR BRANDS SOLD: Dutch Boy(R), Krylon(R), Minwax(R), Cuprinol(R), Thompson's(R) WaterSeal(R), Formby's(R), Red Devil(R), Pratt & Lambert(R), Martin Senour(R), H&C(R), White Lightning(R), Dupli-Color(R) and Rubberset(R)

OUTLETS: Leading mass merchandisers, home centers, independent paint dealers, hardware stores, automotive retailers and industrial distributors in the United States, Canada and Mexico

                                   [PICTURE]

4     COMMITTED
  TO EXCELLENCE

                                                                       OPERATING
                                                                       SEGMENTS

                                   [PICTURE]

                              AUTOMOTIVE FINISHES

PRODUCTS SOLD: High performance interior and exterior coatings for the automotive, fleet and heavy truck markets, as well as associated products

MARKETS SERVED: Automotive jobbers, wholesale distributors, collision repair facilities, dealerships, fleet owners and refinishers, production shops, body builders and OEM product finishers

MAJOR BRANDS SOLD: Sherwin-Williams(R), Martin Senour(R), Western(TM), Lazzuril(TM), Excelo(TM), Baco(TM)and ScottWarren(TM)

OUTLETS: 194 company-operated branches in the United States, Canada, Jamaica, Chile and Peru, and other operations throughout North and South America, the Caribbean Islands and Europe

                                    [PICTURE]

                             INTERNATIONAL COATINGS

PRODUCTS SOLD: Architectural paints, stains, varnishes, industrial maintenance products, aerosols, product finishes, wood finishing products and related products

MARKETS SERVED: Do-It-Yourselfers, professional painting contractors, independent dealers, industrial maintenance and OEM product finishes

MAJOR BRANDS SOLD: Sherwin-Williams(R), Dutch Boy(R), Krylon(R), Kem-Tone(R), Martin Senour(R), Pratt & Lambert(R), Minwax(R), Sumare(TM), Ronseal(TM), Globo(TM), Pulverlack(TM), Colorgin(TM), Andina(TM), Tri-Flow(R),
Thompson's(R)WaterSeal(R)and Marson(TM)

                                   [PICTURE]

OUTLETS: Distribution in 22 countries through wholly-owned subsidiaries, joint ventures and licensees of technology, trademarks and trade-names, including 61 company-operated architectural and industrial stores in Chile, Brazil, Uruguay and Argentina

                                                                 COMMITTED     5
                                                                 TO EXCELLENCE

             [PICTURE]                                   [PICTURE]

Christopher M. Connor                      Joseph M. Scaminace
Chairman and Chief Executive Officer       President and Chief Operating Officer

WE ARE PLEASED TO REPORT ON ANOTHER GOOD YEAR FOR THE SHERWIN-WILLIAMS COMPANY.

     Our consolidated net sales for the year grew 4.3% to $5.41 billion from $5.18 billion in 2002. Income before the cumulative effect of change in accounting principle increased 6.9% to $332.1 million from $310.7 million last year, despite an after-tax $13.3 million headwind from a reduction in the net pension credit. Diluted income per common share established another new record high of $2.26 per share, which represents a 10.8% increase over last year's previous high of $2.04 per share, before the cumulative effect of change in accounting principle. Considering the slow start we experienced in the first half of the year, we are pleased with our sales and earnings performance.

     For the third year in a row, the Company's net operating cash flow exceeded $550 million. Our Operational Excellence initiatives continued to help us generate significant cash from operations. Each operating division remained focused on reducing manufacturing and administrative costs and improving our working capital management, which contributed substantially to our operating profit improvement and cash generation. It is particularly noteworthy that we were able to reduce our inventory days from 83 to 77 while maintaining the necessary service levels to support a sales increase.

     This cash was used to strengthen our balance sheet and make additional investments towards building the future. Our debt to total capital ratio improved to 26.0% in 2003 from

6     COMMITTED
  TO EXCELLENCE

                                                                       LETTER TO
                                                                    SHAREHOLDERS

28.0% at year-end 2002. We invested $116.5 million in capital expenditures, and our Consumer Segment purchased Accurate Dispersions, a manufacturer of high-quality industrial and architectural colorants. We made cash dividend payments of $90.7 million and purchased 7.9 million shares of the company's common stock on the open market for treasury. At year-end, our cash and cash equivalents stood at $302.8 million, an increase of $138.8 million over the end of 2002. On the strength of our earnings and cash position, our Board of Directors in 2004 approved a first quarter dividend of $0.17 per share, setting us on course for our 26th consecutive year of increased dividends.

PAINT STORES SEGMENT - Net sales for our Paint Stores Group increased by 5.1% to $3.5 billion from $3.3 billion in 2002. Comparable-store sales improved by 4.0% over the prior year. Operating profit from the Segment finished at $403.4 million, an increase of 1.2% over 2002.

     For the professional user of coatings products, our paint stores provide the quality products and services to make their businesses more successful. Contractor purchases continued to fuel solid growth in sales of architectural paint and related products, which was further supported by increasing do-it-yourself customer traffic throughout the year. We were also encouraged by positive year-over-year sales comparisons in our industrial maintenance and product finishes businesses in the latter half of the year.

     In 2003, we added 45 net new stores, for a total of 2,688 stores located in North America. We ended year two of a three-year program to refresh the interiors of our stores with the completion of another 500 stores, and remain on target to complete the entire chain by the end of 2004. As part of the refresh program, all stores received an upgraded POS computer system that dramatically reduces processing time, enabling our store personnel to spend more time servicing customers and less time on administrative tasks.

     Again in 2003, our stores introduced important new products that incorporate advanced technologies designed to improve productivity and performance. Our popular ProMar(R) interior paint line received multiple enhancements, and we introduced a new paint system called Builders Solution(TM), a high-build product line for use on drywall surfaces.

     For our industrial maintenance customers, we continue to introduce new products under the Express Tech(R) brand. This line of coatings offers significant labor savings and productivity improvements that allow property and equipment to be returned to service in less time.

     Our Chemical Coatings Division was energized by an upturn in the domestic manufacturing sector during the second half of 2003. With construction of our new manufacturing facility in Shanghai complete, we are now better positioned to support domestic OEM customers who have relocated their operations to that part of the world.

CONSUMER SEGMENT - External net sales in the Consumer Segment increased 1.0% to $1.2 billion in 2003 versus the prior year. An improving DIY market resulted in stronger architectural paint sales and increased sales of aerosol and wood care products at some of the Segment's largest retailers.

     Operating profit for the Segment grew 3.3% to $199.0 million. This operating profit improvement resulted from a combination of higher sales volumes, manufacturing efficiencies related to increased volume and aggressive expense control in accordance with our Operational Excellence program.

                                                                 COMMITTED     7
                                                                 TO EXCELLENCE

     Our Consumer Segment is organized into three operating divisions: Consumer, Diversified Brands and Wood Care. In recent years, each of these divisions has demonstrated how the combination of brand strength and innovation can result in expanded distribution, market share gains and category growth. The introduction of our new Krylon(R) Fusion for Plastic(TM) areosol paint in 2003 is the most recent example. Unlike conventional spray paint, this new aerosol paint technology bonds permanently to plastic, which opens up a whole new market for the Krylon(R) brand. Consumer response to Krylon(R) Fusion for Plastic(TM), and sales results, has been extraordinary. Similarly, since the introduction of our revolutionary Twist & Pour(TM) container, our Dutch Boy(R) brand has gained share in the DIY paint market every quarter.

AUTOMOTIVE FINISHES SEGMENT - Our Automotive Finishes Segment posted a 0.6% sales increase to $456.7 million for the year, aided by a change in a Brazilian subsidiary's fiscal year to a calendar year basis. Despite the negative effect of currency fluctuations, sales improvements in the Segment's International operating units more than offset domestic sales declines.

     Operating profit for the Segment decreased 3.8% to $52.4 million for the year from $54.5 million in 2002. Operating profit for the year declined as a result of lower sales volume and unfavorable manufacturing absorption. We were encouraged by the strong fourth quarter 2003 performance of our Automotive Finishes Segment, which posted an 8.6% net sales increase and a 20.5% improvement in operating profit.

     In 2003, the Segment added 18 new branches in North America, bringing the total number of company-operated branches in the U.S., Canada, Jamaica and Chile to 194. During the year, we introduced advanced new primer technologies that will increase the productivity of our shop customers. We also introduced our unique Internet Scale system, which offers customers around the world instant access to our vast color formula database.

INTERNATIONAL COATINGS SEGMENT - Net sales in our International Coatings Segment increased 16.8% to $285.3 million in 2003. During the year, a Brazilian subsidiary changed their fiscal year to a calendar year basis, adding an additional month to the year's results. This was partially offset by the negative impact of currency fluctuations during the year. The combined impact of currency fluctuations and the change in fiscal year added $9.7 million in sales to the Segment's 2003 results.

     The International Segment realized an operating profit of $8.4 million in 2003 compared to an operating loss of $5.6 million in 2002. Results in 2002 included impairment charges of $11.9 million. The impact of the Brazilian subsidiary's change in fiscal years to a calendar year basis more than offset the effect of unfavorable currency exchange fluctuations for the year.

     The poor economic conditions that have existed in South America show signs of improving. Although market demand for architectural and industrial finishes in the region continue to be somewhat constrained, we are expanding our distribution and strengthening our brand offering. In Chile, we introduced our Minwax(R) branded stains and varnishes, and in Brazil we further expanded our architectural and industrial distribution platforms with the addition of some important new accounts.

     In the United Kingdom, our Ronseal(TM) wood care coatings are market leaders, and the Ron-seal business delivered another outstanding year of financial performance. For the second year in a row, we were recognized as supplier-of-the-year by the leading home improvement store chain in the U.K.

8     COMMITTED
  TO EXCELLENCE

MANAGEMENT CHANGES - In May, Tom Brummett was appointed President and General Manager of the Chemical Coatings division of our Paint Stores Segment. Throughout his 40-year career with Sherwin-Williams, Tom has held various positions in sales and marketing management within the Paint Stores organization. Prior to this appointment, he served as President of the Eastern Division of the Paint Stores Segment. Tom's strengths as both an operational manager and strategic thinker will serve us well as our Chemical Coatings division continues to build the manufacturing and technology infrastructure to serve our customers around the globe.

     Tim Drouilhet was appointed to succeed Tom as President of the Eastern Division of the Paint Stores Segment. Since joining Sherwin-Williams in 1979, Tim has excelled in the capacities of store manager, district manager and vice president of sales, all within the Paint Stores Segment. We are confident that Tim's motivational leadership, keen market insight and passion for the business will keep the Eastern Division on the path of growth and profit improvement.

OUTLOOK FOR 2004

     We are encouraged by the strength of our business in the latter half of 2003. The demand for architectural products has held up well and many commercial and industrial market segments showed marked improvement as the year progressed. However, we continue to believe that the recovery in the U.S. industrial sector will develop slowly, and we have planned accordingly.

     Our continued success in 2004 will rely on our ability to expand the distribution of our brands and products by opening new stores at an accelerated pace and by increasing our retail presence outside of our store network. We will challenge our marketing and technical organizations to develop and commercialize new, innovative products in less time, and our sales organizations to use these products to gain market penetration and sell new customers. We will continue to focus on the efficiency and productivity of our operations to ensure that an ever-growing portion of each sales dollar goes to profit.

     Our commitment to excellence has provided us with the inspiration and focus to continue our mission of exceeding customer expectations. The caliber of our workforce is truly exceptional and embodies excellence. We acknowledge their hard work and innovative thinking, and in one voice we offer our thanks to our customers, suppliers and shareholders for their continued trust and confidence.

/s/ Christopher M. Connor
------------------------------------
Christopher M. Connor
Chairman and Chief Executive Officer

/s/ Joseph M. Scaminace
------------------------------------
Joseph M. Scaminace
President and Chief Operating Officer

                                                                 COMMITTED     9
                                                                 TO EXCELLENCE

                                   [PICTURE]

SHERWIN-WILLIAMS STORES ARE THE EXCLUSIVE OUTLET FOR SHERWIN-WILLIAMS(R) BRANDED ARCHITECTURAL AND INDUSTRIAL PAINTS, STAINS AND RELATED PRODUCTS. THE UNPARALLELED QUALITY AND BREADTH OF THE PRODUCTS AND SERVICES WE OFFER ENABLED OUR PAINT STORES SEGMENT TO ACHIEVE ANOTHER YEAR OF SOLID GROWTH AND FINANCIAL PERFORMANCE.

     Our unique platform of company-operated stores enables us to maintain direct relationships with our customers, which include architectural and industrial painting contractors, residential and commercial builders, property managers, OEM product finishers and do-it-yourself homeowners. Ultimately, each of our 2,688 stores has the responsibility to develop and deliver the quality of service and field support each of these diverse customers require.

     Our intensive customer focus took an important step forward in 2003. Through a program called Sales Excellence, Sherwin-Williams sales representatives are receiving intensive

                                   [PICTURE]

10     COMMITTED
   TO EXCELLENCE

                                                                    PAINT STORES
                                                                    SEGMENT

sales training to help them better understand and fulfill customer needs. We have also equipped our stores with a new point-of-sales system designed to free up more time for our sales representatives to spend with customers and less time on administrative tasks.

     Excellence initiatives in the Paint Stores Segment include a commitment to continuous improvement - even in our strongest product lines. In 2003, we incorporated some significant technical enhancements into our best-selling ProMar(R) line of interior paint to provide contractors with better hiding, improved uniformity and easier touch-up - performance characteristics that increase their productivity and their profits. Additionally, the architectural community is now able to specify a higher quality paint due to superior burnish and scrub resistance.

     The Paint Stores Segment also introduced several important new products. Builders Solution(TM) is an entirely new system designed to provide semi-custom and custom homebuilders with a smooth, uniform finish on drywall surfaces. With growing demand for products designed for use in the emerging prefinished siding market, we also introduced the SuperPaint(R) Machine Finish product line. And, to simplify projects for our do-it-yourself customer, we introduced our exclusive Twist & Pour(TM) container in both the SuperPaint(R) and EverClean(R) Interior product lines. This innovative container is easier to hold, open and pour.

     As the industry leader, Sherwin-Williams is committed to the research and development of high-performance products that are environmentally friendly. These initiatives continue to focus on improvements in manufacturing, distribution and formulation methods to reduce emissions, save energy and use more renewable raw materials. Examples of these high-performance products are Harmony(R) Interior Latex Coating, a zero-VOC, low-odor coating for occupied spaces, and Envirospec(TM), a low-VOC waterborne coating for use in industrial markets.

     INDUSTRIAL MAINTENANCE AND MARINE products from Sherwin-Williams are heavy-duty, high-performance coatings formulated to withstand corrosion and the harshest environments. Our success in this market has been driven by our ability to deliver technology that works and maximizes productivity. Our ExpressTech(R) line, featuring a proprietary

                                   [PICTURE]

Sherwin-Williams technology, continues to gain widespread customer acceptance on projects where rapid project completion and return to service is essential.

     Sales of our CHEMICAL COATINGS DIVISION improved in the second half of the year, assisted in part by an improving manufacturing sector and several significant new product introductions. We continue to strengthen our technology platform with additions such as our Ultra-Cure(R) Water Reducible UV Curable Coatings, and we opened a new R&D lab in Columbus, Ohio dedicated to technological advancement and product development for the wood and composite building product market. We also completed construction of our new plant in Shanghai, which has been established to serve our domestic OEM customers who have established manufacturing operations in this region.

                                                                COMMITTED     11
                                                                TO EXCELLENCE

                                   [PICTURE]

IN TODAY'S COMPETITIVE MARKETPLACE, A MAJORITY OF CONSUMER GOODS SUPPLIERS WOULD AGREE THAT "BRAND IS KING." BUT THE MISSION OF OUR CONSUMER SEGMENT GOES BEYOND SUPPLYING OUR RETAIL PARTNERS WITH STRONG BRANDS. WE ALSO PROVIDE
INDUSTRY-LEADING INNOVATIONS, UNMATCHED CUSTOMER SERVICE AND CATEGORY EXPERTISE.

     With well-known brands like Minwax(R), Dutch Boy(R), Krylon(R) and Pratt & Lambert(R), we continue expanding our North American distribution into a variety of retail outlets such as home centers, hardware stores, independent paint stores, industrial distributors, home improvement stores and mass merchandisers.

     CONSUMER DIVISION - Helping consumers experience a positive and rewarding decorating experience with industry-leading brands and product innovations remains our central focus. While we are proud that our Dutch Boy(R) paint in our revolutionary Twist & Pour(TM) container

                                   [PICTURE]

12     COMMITTED
   TO EXCELLENCE

                                                                        CONSUMER
                                                                        SEGMENT

was the only paint product to be honored in Good Housekeeping's Eighth Annual Good Buy Awards, we are equally pleased that a leading consumer publication rated Dutch Boy(R) Dirt Fighter(R) paint a Best Buy. This combination of innovative packaging and great value has enabled the Dutch Boy(R) brand to gain market share every quarter since the introduction of the Twist & Pour(TM) container. For consumers with smaller project needs, we successfully introduced the Twist & Pour(TM) quart-sized container.

     Market penetration of our Pratt & Lambert(R) line grew dramatically as a result of a significant re-branding effort that included line conversion to Twist & Pour(TM) packaging and new labeling, significant product performance improvements, warranty enhancements and a return to consumer advertising. As a result, the Ace Hardware Corporation, the nation's largest co-op hardware distributor, elected to add the Pratt & Lambert Accolade(R) and RedSeal(R) product lines to their product offering.

     Our commitment to Operational Excellence throughout our network of 14 manufacturing facilities and eight distribution centers has earned us the reputation as a highly efficient and reliable supply chain.

     WOOD CARE DIVISION - A household name among consumers, and the market leader in interior stains and finishes, Minwax(R) continued to build momentum in 2003. The flagship wood finish line introduced two new colors, English Chestnut and Sedona Red, to bring the entire line to 20 colors. Our new Minwax(R) Water Based Polyurethane for Floors was recognized by Popular Mechanics magazine through its Editor's Choice Award at the National Hardware Show. Strong growth of the entire Minwax(R) line led to a major expansion of our Flora, Illinois facility. Last year also marked the kick-off of the 100th anniversary celebration of the Minwax(R) brand, which will be promoted with consumers and the media throughout 2004.

     Known for its unmatched exterior waterproofing properties and ease of use, our Thompson's(R) WaterSeal(TM) brand expanded its consumer offering with the introduction of Thompson's(R) WaterSeal(TM) Deck and House Stains in both oil and latex formulas. Also new for 2003, Dura Seal(R) X-Terra(R) is a water-based finish for high traffic hardwood floors designed specifically for contractor application.

     DIVERSIFIED BRANDS DIVISION - Rarely does a single product introduction create enough momentum to energize an entire paint category, but that's just what occurred with the launch of Krylon(R) Fusion for Plastic(TM), the first aerosol paint that bonds to plastic. This long-sought after

                                   [PICTURE]

technology has generated high interest among consumers as well as earning industry praise. Krylon(R) Fusion for Plastic(TM) earned both an Innovation Award from Handy magazine, and an Editor's Choice Award from Popular Mechanics.

     Additionally, the recent introduction of our new Dupli-Color(R) Scratch Fix 2-in-1(TM) has enabled us to gain broader distribution with the nation's leading automotive after-market retailers. As the market leader in aerosol paints, we continue to benefit from our private label manufacturing relationships with several mass merchants and distributors.

     Our strong brand line-up is also evident in our Sherwin-Williams(R) brand professional brushes and rollers, our Rubberset(R) applicator program and our White Lightning(R) brand of caulks and sealants. Many of these caulks, brushes and rollers are now featured in one of the nation's fastest growing home center chains.

                                                               COMMITTED     13
                                                               TO EXCELLENCE

                                   [PICTURE]

A TOTAL COMMITMENT TO EXCELLENCE
IN TECHNOLOGY, DISTRIBUTION, PRODUCTS AND PROCESSES DRIVES OUR SOLUTION-BASED PARTNERSHIPS WITH CUSTOMERS. AUTOMOTIVE, FLEET AND HEAVY-DUTY TRUCK FINISHERS TURN TO OUR AUTOMOTIVE FINISHES SEGMENT FOR TECHNOLOGICALLY ADVANCED PRODUCTS AND UNMATCHED SERVICES THAT HELP THEM SUCCEED.

     For our customers, this success is measured in terms of their gains in productivity, efficiency and quality. For example, our new SpectraPrime(TM) and SpectraSeal(TM) primers utilize Ure-flex(TM) technology - the only OEM-certified system that does not require the addition of a flex agent thereby reducing labor and materials cost. Another industry first, our NP75 primer is a spreadable, direct-to-metal isocyanate-free primer surfacer that results in faster prep time for automobiles and trucks needing repair.

                                   [PICTURE]
14     COMMITTED
   TO EXCELLENCE

                                                                      AUTOMOTIVE
                                                                      FINISHES
                                                                      SEGMENT

     Our commitment to technology has completely changed the manner in which our customers select their color formulas. With the launch of our FormulaExpress(TM) Internet Scale, our customers have direct access to the tens of thousands of formulas in the color lab database residing in our World Automotive Center in Warrensville, Ohio, This information is now available in real time as it is formulated in our labs - providing customers with an enormous competitive advantage.

     The Automotive Finishes Segment has developed a comprehensive distribution platform that includes thousands of outlets, both independent and company-owned. Our total of 194 company-owned outlets is the largest such network in the automotive finishes industry. Additionally, our products are widely available through a strong network of independent distributors and jobbers. Our foreign licensing agreements and wholly owned subsidiaries give us a presence in nearly 30 countries.

     Internationally, we continue to strengthen our distribution platform in Latin America and Europe. We also completed the acquisition of ScottWarren France, which will expand our presence in the European vehicle refinish market.

     Our involvement in NASCAR racing continues to create opportunities to demonstrate our coatings technology and service capabilities. We are currently the coatings supplier of choice for 16 Nextel Cup teams. In September, we partnered with industry renowned color stylist

                                   [PICTURE]

Bob Fritz to create striking imagery for the pace car at NASCAR's Chevy Rock & Roll 400 at Richmond International Speedway.

     The 280-plus employees at our 350,000-square-foot global headquarters in Ohio strive daily to improve our internal performance and efficiency. Every product introduction complies with our Best Demonstrated Practices(TM), which provide standardization of the repair process for each individual shop. With this system, we can demonstrate value not only in terms of performance characteristics such as dry time and gloss, but also how our products enhance a customer's bottom line.

                                                                 COMMITTED    15
                                                                 TO EXCELLENCE

                                   [PICTURE]

OUR INTERNATIONAL COATINGS SEGMENT
WAS WELL POSITIONED IN 2003 TO TAKE FULL ADVANTAGE OF IMPROVED ECONOMIC CONDITIONS IN THE MARKETS WHERE WE COMPETE. ON THE WHOLE, THE SEGMENT GREW MARKET SHARE AND RECORDED SIGNIFICANT SALES AND PROFIT GROWTH.

     Detailed analysis of our overseas markets determined that streamlining the brands we offered would sharpen our focus and strengthen our product portfolio. We continue to transfer advanced domestic technology that creates even further differentiation of our coatings products.

     Today, the International Coatings Segment has more than 1,700 employees operating across six manufacturing sites and 65 company-operated stores - an increase of seven stores from the previous year. We are engaged in three joint ventures, and sell our products through 18 licensees in 15 countries.

     BRAZIL - Brand strength and an ever-expanding distribution network and customer base continue to shape our success in Brazil, our largest foreign subsidiary. Our products are avail-

                                   [PICTURE]

16     COMMITTED
   TO EXCELLENCE

                                                                   INTERNATIONAL
                                                                   COATINGS
                                                                   SEGMENT

able through home centers, mass retailers and hardware stores. In 2003, we generated significant gallon growth from new accounts opened during the year. We are the market leader in aerosols with our Colorgin(TM) brand, which is distributed through home centers, mass retailers and hardware stores. Our advances in technology led to a successful introduction in 2003 of AquaCryl Acrylic(TM) Enamel, the first waterborne synthetic enamel available in Brazil.

     Our Sumare(TM) brand is sold through 25 company-operated stores and directly to end-users. This powerful brand gives us market leadership in the industrial maintenance category. In 2003, we won the paint business at Brazil's largest truck trailer manufacturer. Our architectural coatings business remains strong and we are enjoying success with our wood water-based products.

     CHILE - Our solid market position and steady share gains in Chile are attributable, in part, to an excellent distribution platform that includes wholesale, retail outlets and direct retail sales. We participate in all major paint categories from architectural, industrial and marine to aerosols and chemical coatings. In addition to our leadership in aerosols with our Marson(TM) brand and our familiar Andina(TM) brand - which serves the independent paint dealer and hardware store channel - we made several important brand introductions in 2003. Minwax(R) products were introduced into all channels, and the integration of the General Polymers(TM) industrial floor product line is ongoing. A new water-based enamel under the Pratt & Lambert(R) brand led to incremental gallon gains in the architectural market.

     ARGENTINA - After a challenging prior year due to currency devaluation, high unemployment levels and a double-digit contraction in GNP, we rebounded with exceptional sales performance in 2003. The architectural segment comprises the majority of our market presence in Argentina. We were able to post gains with our primary home center customer where we are strongly positioned. Our sherwin.com program proved successful with our independent paint dealer customer, as did our initiatives to reward dealer loyalty.

     UNITED KINGDOM - Our product line ensures our strong market position in the wood care coatings market in Great Britain and Ireland. We have extended our

                                   [PICTURE]

leadership position in 2003 through the launch of new products such as Ronseal(TM) Water-based Wood Preservers and Ronseal(TM) Quick & Easy Brushing Wax, Liming Wax and Wood Dye. Our widely accepted existing products, along with these new offerings, plus small can sales growth, helped drive another impressive year of financial performance. In addition, the introduction of our Colron(TM) product line enabled us to capture a share of the wood furniture care market.

     B&Q, the No. 1 home improvement store chain in the U.K. with more than 320 stores, honored us as its Supplier of the Year for an unprecedented second consecutive year.

                                                                 COMMITTED    17
                                                                 TO EXCELLENCE

                                   [PICTURE]

THERE IS A SPIRIT OF INNOVATION
AND CUSTOMER DEDICATION THAT HAS SHAPED THE SUCCESS OF THE SHERWIN-WILLIAMS COMPANY FOR THE PAST 138 YEARS. THIS SPIRIT EXISTS COLLECTIVELY IN OUR CORPORATE CULTURE AND INDIVIDUALLY AMONG OUR EMPLOYEES. WE ARE COMMITTED TO MAINTAINING AN ENVIRONMENT WHERE THE TALENTED MEN AND WOMEN OF OUR COMPANY CAN EXCEL.

EARNING OUR STARS

     Sherwin-Williams is committed to ensuring a workplace environment that embraces excellence on every level. This commitment is particularly evident in the area of workplace safety.

     We are involved with federal initiatives like OSHA's Voluntary Protection Program, established by the Department of Labor to recognize outstanding occupational safety and health in the workplace. To receive VPP certification, facilities must implement and follow a superior safety and health management system built on four elements: management leadership and employee involvement, worksite analysis, hazard prevention and control, and safety and health training.
     In 2003, our Consumer Division distribution center and truck fleet in Waco, Texas won the VPP Star designation, the highest OSHA workplace safety award. Our history with the VPP goes back to 1999, when our Consumer Division Emulsion Plant in Chicago became the first coatings manufacturing facility in the U.S. to receive the VPP Star. Our Wood Care Division plant in Olive Branch, Miss. also received the Star designation in 2002. Eleven additional Sherwin-Williams facilities are currently engaged in the process of VPP certification.

     OSHA reports that most VPP sites show dramatic improvements in employee retention, productivity, morale and quality, with injury rates well below the industry average and lost workday incidence rates 52 percent below the industry average. Of the more than 7 million workplaces in the United States, only 1,000 have achieved VPP recognition.

18     COMMITTED
   TO EXCELLENCE

                                                                      CULTURE OF
                                                                      EXCELLENCE

MAKING GOOD WITH WOOD

     The "Kids Making It" Woodworking Program is not just about teaching basic woodworking skills. Developed by Jimmy Pierce in collaboration with the Wilmington, N.C. Housing Authority, and funded by a grant from the North Carolina Governor's Crime Commission, the program also instills positive values and life skills to help prevent juvenile crime in public housing. For its contribution to the community, "Kids Making It" won the annual Minwax(R) Community Craftsman Award grand prize.

     Minwax(R), part of the Wood Care Division of Sherwin-Williams, grants the award to the individual or organization that has demonstrated exemplary dedication to the betterment of their community through woodworking. As the grand prize winner, the "Kids Making It" Woodworking Program received a monetary grant, a supply of Minwax(R) products and a consultation with wood finishing expert and author Bruce Johnson.

     Two other programs were also honored. The Shasta (California) Woodworkers Club and the Woodworkers Club of El Paso, Texas were named runners-up in the contest for building and donating hundreds of wooden toys to Toys For Tots and other U.S. Marine and Army toy campaigns.

CERTIFIED SERVICE

     Our customers count on us for expert advice in the latest coatings technologies and application methods. As the coatings industry leader, we are committed to fielding the most knowledgeable workforce. We recently launched a stringent new product certification course for all the technologically advanced product launches in our Paint Stores Segment.

     Under this program, every store manager and sales representative must complete rigorous training and testing on the features and proper application of each of our advanced new coatings. More than 3,100 reps and managers have already passed the certification exam to sell our new 2004 releases, including our ProXP(TM), DeckScapes(TM) and E-Barrier(TM) product lines. Product certification training guarantees that our technological excellence is matched by our sales excellence in the field.

                                   [PICTURE]

WOMEN'S CLUB CELEBRATES 91ST ANNIVERSARY

     Started in 1911 as the BUG Club - or Brighten-Up Girls Club, named for a then-popular Sherwin-Williams paint called Brighten-Up Finishes - the Sherwin-Williams Women's Club engages in a wide range of philanthropic work while also promoting the business and social welfare of its members. The initial membership of 20 women has grown to more than 300 today. The SWWC Ways and Means Committee has organized dozens of fund-raising events from toy drives to raffles to sales of food, books, household items and used office furniture. The SWWC Philanthropy Committee has distributed thousands of dollars to more than 40 local and national charitable organizations. In support of the group's worthy causes, the Sherwin-Williams Foundation matches donations made by the SWCC.

                                                                COMMITTED     19
                                                                TO EXCELLENCE

STORES MAP/
SUBSIDIARIES

                                     [MAP]

SUBSIDIARIES

FOREIGN

Coatings S.R.L.

Compania Sherwin-Williams, S.A. de C.V.

Eurofinish S.r.l.

Productos Quimicos y Pinturas, S.A. de C.V.

Proquipsa, S.A. de C.V.

Pulverlack Nordeste Ltda.

Quetzal Pinturas, S.A. de C.V.

Ronseal (Ireland) Limited

Ronseal Limited

Scott Warren France SARL

Sherwin-Williams (Caribbean) N.V.

Sherwin-Williams (West Indies) Limited

Sherwin-Williams Argentina I.y C.S.A.

Sherwin-Williams Automotive Europe S.P.A.

Sherwin-Williams Automotive Mexico S. de R.L. de D.V.

Sherwin-Williams Automotive Northern Europe BVBA

Sherwin-Williams Canada Inc.

Sherwin-Williams Cayman Islands Limited

Sherwin-Williams Chile S.A.

Sherwin-Williams do Brasil Industria e Comercio Ltda.

Sherwin-Williams Paints(Dongguan)Company Limited

Sherwin-Williams Japan Co., Ltd.

Sherwin-Williams (Shanghai) Paints Company Limited

Sherwin-Williams Singapore PTE Ltd.

Sherwin-Williams Uruguay S.A.

The Sherwin-Williams Company Resources Limited

DOMESTIC

Contract Transportation Systems Co.

DIMC, Inc.

Dupli-Color Products Company

Omega Testing and Weathering Services LLC

Sherwin-Williams Finishes Corp.

Sherwin-Williams Realty Holdings, Inc.

SWIMC, Inc.

The Sherwin-Williams Acceptance Corporation

Thompson Minwax International Corp.

-    PAINT STORES

-    AUTOMOTIVE BRANCHES

Today, Sherwin-Williams has 2,943 paint stores and automotive branches worldwide. More than 90% of the U.S. population lives within a 50-mile radius of a Sherwin-Williams paint store.

20     COMMITTED
   TO EXCELLENCE

                                                                     FINANCIAL
                  COMMITTED TO FINANCIAL EXCELLENCE                  PERFORMANCE

                                   [PICTURE]

FINANCIAL TABLE OF CONTENTS

Cautionary Statement Regarding Forward-Looking Information
22

Financial Summary
23

Management's Discussion and Analysis of Financial Condition and Results of Operations
24

Report of Management
38

Report of Independent Auditors
39

Consolidated Financial Statements and Notes
40

Shareholder Information
67

Corporate Officers and Operating Presidents
68

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

     Certain statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Letter to Shareholders" and elsewhere in this report constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based upon management's current expectations, estimates, assumptions and beliefs concerning future events and conditions and may discuss, among other things, anticipated future performance (including sales and earnings), expected growth, future business plans and the costs and potential liability for environmental-related matters and the lead pigment and lead-based paint litigation. Any statement that is not historical in nature is a forward-looking statement and may be identified by the use of words and phrases such as "expects," "anticipates," "believes," "will," "will likely result," "will continue," "plans to" and similar expressions. Readers are cautioned not to place undue reliance on any forward-looking statements. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements and from the Company's historical results and experience.

     These risks, uncertainties and other factors include such things as: (a) general business conditions, strengths of retail and manufacturing economies and the growth in the coatings industry; (b) competitive factors, including pricing pressures and product innovation and quality; (c) changes in raw material availability and pricing; (d) changes in the Company's relationships with customers and suppliers; (e) the ability of the Company to attain cost savings from productivity initiatives; (f) the ability of the Company to successfully integrate past and future acquisitions into its existing operations, as well as the performance of the businesses acquired; (g) changes in general domestic economic conditions such as inflation rates, interest rates and tax rates; (h) risks and uncertainties associated with the Company's expansion into and its operations in China, South America and other foreign markets, including inflation rates, recessions, foreign currency exchange rates, foreign investment and repatriation restrictions, unrest and other external economic and political factors; (i) the achievement of growth in developing markets, such as China, Mexico and South America; (j) increasingly stringent domestic and foreign governmental regulations including those affecting the environment; (k) inherent uncertainties involved in assessing the Company's potential liability for environmental remediation-related activities; (l) other changes in governmental policies, laws and regulations, including changes in accounting policies and standards and taxation requirements (such as new tax laws and new or revised tax law interpretations); (m) the nature, cost, quantity and outcome of pending and future litigation and other claims, including the lead pigment and lead-based paint litigation and the affect of any legislation and administrative regulations relating thereto; and (n) unusual weather conditions.

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

                                                               FINANCIAL SUMMARY
                        (MILLIONS OF DOLLARS EXCEPT AS NOTED AND PER SHARE DATA)

                                                       2003           2002        2001         2000         1999
                                                       ----           ----        ----         ----         ----
OPERATIONS
NET SALES.......................................    $     5,408     $  5,185    $  5,066     $  5,212     $  5,004
COST OF GOODS SOLD..............................          2,952        2,846       2,846        2,904        2,755
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES....          1,882        1,785       1,730        1,740        1,673
IMPAIRMENT OF OTHER ASSETS......................                                                  352
INTEREST EXPENSE................................             39           40          55           62           61
INCOME BEFORE INCOME TAXES AND CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE......            523          497         424          143          490
INCOME BEFORE CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE................            332          311         263           16          304
NET INCOME......................................            332          128         263           16          304
FINANCIAL POSITION
INVENTORIES.....................................    $       638     $    625    $    633     $    704     $    703
ACCOUNTS RECEIVABLE - NET.......................            544          494         523          594          606
WORKING CAPITAL.................................            561          422         366          436          437
PROPERTY, PLANT AND EQUIPMENT - NET.............            650          665         673          722          712
TOTAL ASSETS....................................          3,683        3,432       3,628        3,751        4,033
LONG-TERM DEBT..................................            503          507         504          621          622
TOTAL DEBT......................................            514          522         615          740          742
SHAREHOLDERS' EQUITY............................          1,459        1,342       1,488        1,472        1,699
PER COMMON SHARE INFORMATION
AVERAGE SHARES OUTSTANDING (THOUSANDS)..........        144,847      150,438     155,557      161,912      167,925
BOOK VALUE......................................    $     10.17     $   9.01    $   9.66     $   9.22     $  10.25
INCOME BEFORE CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE - DILUTED......           2.26         2.04        1.68          .10         1.80
INCOME BEFORE CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE - BASIC........           2.29         2.07        1.69          .10         1.81
NET INCOME - DILUTED............................           2.26          .84        1.68          .10         1.80
NET INCOME - BASIC..............................           2.29          .85        1.69          .10         1.81
CASH DIVIDENDS..................................            .62          .60         .58          .54          .48
FINANCIAL RATIOS
RETURN ON SALES (1).............................            6.1%         6.0%        5.2%          .3%         6.1%
ASSET TURNOVER..................................            1.5x         1.5x        1.4x         1.4x         1.2x
RETURN ON ASSETS (1)............................            9.0%         9.1%        7.3%          .4%         7.5%
RETURN ON EQUITY (2)............................           24.7%        20.9%       17.9%          .9%        17.7%
DIVIDEND PAYOUT RATIO (1).......................           27.3%        29.3%       34.6%       549.9%        26.6%
TOTAL DEBT TO CAPITALIZATION....................           26.0%        28.0%       29.3%        33.5%        30.4%
CURRENT RATIO...................................            1.5          1.4         1.3          1.4          1.4
INTEREST COVERAGE (3)...........................           14.5x        13.3x        8.8x         3.3x         9.0x
WORKING CAPITAL TO SALES........................           10.4%         8.1%        7.2%         8.4%         8.7%
EFFECTIVE INCOME TAX RATE (1)...................           36.5%        37.5%       38.0%        88.9%        38.0%
GENERAL
CAPITAL EXPENDITURES............................    $       117     $    127    $     83     $    133     $    134
TOTAL TECHNICAL EXPENDITURES (4)................             88           89          86           84           78
ADVERTISING EXPENDITURES........................            239          222         236          276          265
REPAIRS AND MAINTENANCE.........................             52           52          48           48           46
DEPRECIATION....................................            105          104         109          109          105
AMORTIZATION OF INTANGIBLE ASSETS...............             12           12          39           51           50
SHAREHOLDERS OF RECORD (TOTAL COUNT)............         11,472       11,936      12,687       13,137       13,806
NUMBER OF EMPLOYEES (TOTAL COUNT)...............         25,777       25,752      25,789       26,095       25,697
SALES PER EMPLOYEE (THOUSANDS OF DOLLARS).......    $       210     $    201    $    196     $    200     $    195
SALES PER DOLLAR OF ASSETS......................           1.47         1.51        1.40         1.39         1.24

(1) Based on income before cumulative effect of change in accounting principle. See Note 2, pages 47 and 48 of this report.

(2) Based on income before cumulative effect of change in accounting principle and shareholders' equity at beginning of year.

(3) Ratio of income before income taxes, cumulative effect of change in accounting principle and interest expense to interest expense.

(4) See Note 1, page 45 of this report, for a description of technical expenditures.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Sherwin-Williams Company (the Company), founded in 1866, is engaged in the manufacture, distribution and sale of paints, coatings and related products to professional, industrial, commercial and retail customers primarily in North and South America. The Company is structured into five reportable segments - Paint Stores, Consumer, Automotive Finishes, International Coatings (collectively, the "Operating Segments") and Administrative - in the same way that management internally organizes its business for assessing performance and making decisions regarding allocation of resources. See Note 17, on pages 64 through 66 of this report, for more information concerning the Company's reportable segments. In 2003, strong domestic architectural paint sales and a favorable Do-It-Yourself (DIY) market that continued to gain momentum throughout the year helped to offset soft domestic commercial architectural, industrial maintenance and product finishes markets that struggled through the first three quarters of the year with some improvement in the last quarter of 2003. The domestic automotive refinish business was sluggish all year long and could not maintain sales at last year's levels. Internationally, weak economic conditions and unfavorable foreign currency exchange rates that existed in most South American countries throughout the first half of 2003 improved during the last half of the year. For the full year, increased gross margins from manufacturing volume gains and other operational efficiencies more than offset an increase in selling, general and administrative expenses resulting from the Company's continuing investments in store growth, investment in the Asia/Pacific market and a reduction in the net pension credit.

     Consolidated net sales increased 4.3 percent in 2003 to $5.41 billion from $5.18 billion in 2002. For 2003, income before cumulative effect of change in accounting principle increased 6.9 percent to $332.1 million from $310.7 million last year. Income before cumulative effect of change in accounting principle was negatively impacted by a reduction in the net pension credit of $13.3 million ($20.9 million before income taxes) for the year 2003 compared to 2002. Diluted net income per common share increased 10.8 percent to $2.26 per share for the year from $2.04 per share a year ago, before the cumulative effect of change in accounting principle. In the first quarter of 2002, the Company recorded an after-tax transitional impairment charge of $183.1 million, or $1.21 per share, as a cumulative effect of change in accounting principle for indefinite-lived intangible assets and goodwill. Net income, after cumulative effect of change in accounting principle, for the year 2002 was $127.6 million or $.84 per common share.

     The Company ended 2003 with $302.8 million in cash and cash equivalents - an increase of $138.8 million over the end of 2002. The Company's current ratio increased to 1.49 at December 31, 2003. Total debt declined to $513.6 million at December 31, 2003 from $521.7 million at the end of last year and improved as a percentage of total capitalization to 26.0 percent from 28.0 percent at the end of 2002. Net operating cash flow was flat at $558.9 million in 2003. The primary factors in maintaining a flat net operating cash flow were the improvement in income before cumulative effect of change in accounting principle of $21.4 million, an increase in deferred taxes of $20.1 million and changes in working capital accounts that generated cash of $4.5 million in 2003 compared to $84.4 million in 2002. Net operating cash flow activities during 2003 provided the funds necessary to support the investment of $116.5 million in long-term assets, debt reductions of $8.1 million, treasury stock purchases of $238.1 million, cash dividend payments of $90.7 million and acquisitions of businesses of $48.4 million.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     The consolidated financial statements and accompanying footnotes included in this report have been prepared in accordance with accounting principles generally accepted in the United States based upon management's best estimates and judgments and giving due consideration to materiality. Management used assumptions based on historical results and other assumptions that they believe were reasonable to form the basis for determining appropriate carrying values of assets and liabilities that were not readily available from other sources. Actual results could differ from those estimates. Also, materially different amounts may result under materially different conditions or from using materially different assumptions. However, management believes that any materially different amounts resulting from materially different conditions or material changes in facts or circumstances are unlikely.

     All of the Company's significant accounting policies that were followed in the preparation of the consolidated financial statements are disclosed in Note 1, on pages 44 through 47 of this report. The following procedures utilized by management directly impacted many of the reported amounts in the consolidated financial statements.

     Management recorded an allowance for doubtful accounts to reduce accounts receivable to their estimated net realizable value. Judgment was required in order to make this assessment including an analysis of historical

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

bad debts, a review of the aging of accounts receivable and the current creditworthiness of customers. As of December 31, 2003, no individual customer constituted more than 5 percent of accounts receivable.

     Inventories were stated at the lower of cost or market with cost determined principally on the last-in, first-out (LIFO) method. Inventory quantities were adjusted during the fourth quarter as a result of annual physical inventory counts taken in all locations. Management recorded estimated reductions to inventory cost representing the best estimate of net realizable value for obsolete and discontinued inventories based on historical experience and current trends.

     Management's business and technical judgment was used in determining which intangible assets have indefinite lives and in determining the useful lives of finite-lived intangible assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." As required by SFAS No. 142, management performed transitional impairment testing during the first quarter of 2002 and annual impairment testing of goodwill and indefinite-lived intangible assets during the fourth quarters of 2003 and 2002. Management estimated the fair values of goodwill and indefinite-lived intangible assets using a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each reporting unit. Growth models were developed using both industry and company historical results and forecasts. Such models required management to make certain assumptions based upon information available at the time the valuation was performed, which could differ from actual results. See Notes 2 and 3, pages 47 through 49 of this report, for a discussion of the reductions in carrying value recorded.

     Property, plant and equipment was stated on the basis of cost and depreciated principally on a straight-line method using industry standards and historical experience to estimate useful lives. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable or the useful life has changed, impairment tests are performed. Undiscounted future cash flows are used to calculate the fair value of long-lived assets to determine if such assets are impaired. Where impairment is identified, management determines fair values for assets using a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each group of assets. Growth models are developed using both industry and company historical results and forecasts. Such models require management to make certain assumptions based upon information available at the time the valuation is performed, which could differ from actual results. See Note 3, page 48 of this report, concerning the reduction in carrying value of long-lived assets of a foreign subsidiary in accordance with SFAS No. 144.

     To determine the Company's ultimate obligation under its defined benefit pension plans and other postretirement benefit plans, management must estimate the future cost of benefits and attribute that cost to the time period during which each covered employee works. To record the related net assets and obligations of such benefit plans, management used assumptions related to inflation, investment returns, mortality, employee turnover, rate of compensation increases, medical costs and discount rates. Management, along with third-party actuaries, reviews all of these assumptions on an ongoing basis to ensure that the most reasonable information available is being considered. Management believes these assumptions were within accepted industry ranges, although an increase or decrease in the assumptions or economic events outside management's control could have a direct impact on reported results of operations. In determining the expected long-term rate of return on defined benefit pension plan assets, management considered the historical rates of return, the nature of investments and an expectation for future investment strategies. For 2004 expense recognition, the Company will use a discount rate of 6.0 percent, an expected rate of return on defined benefit pension plan assets of 7.5 percent and a rate of compensation increase of 4.0 percent. Use of these assumptions will result in a higher calculated pension expense. See Note 6, pages 52 through 55 of this report, for information concerning the Company's defined benefit pension plans and postretirement benefits.

     The Company is self-insured for certain liabilities, primarily worker's compensation claims, employee benefits, and automobile, property and general liability claims. Claims filed but unsettled and estimated claims incurred but not reported were accrued based upon management's estimates of the aggregate liability for claims incurred using historical experience and actuarial assumptions followed in the insurance industry.

     The Company is involved with environmental investigation and remediation activities at some of its current and former sites and at a number of third-party sites. The Company accrues for environmental remediation-related activities for which commitments or clean-up plans have been developed and for which costs can be reasonably estimated based on industry standards and historical

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

experience. All accrued amounts are recorded on an undiscounted basis. Accrued environmental remediation-related expenses include direct costs of investigation and remediation and indirect costs such as compensation and benefits for employees directly involved in the investigation and remediation activities and fees paid to outside engineering, consulting and law firms. See Note 8, on pages 56 and 57 of this report, for information concerning the accrual for extended environmental-related activities. Due to uncertainties surrounding environmental investigations and remediation activities, the Company's ultimate liability may result in costs that are significantly higher than currently accrued. See pages 30 and 31 of this report for a discussion concerning unaccrued future loss contingencies.

     Management is continually re-evaluating the Company's operating facilities against its long-term strategic goals. Effective January 1, 2003, SFAS No. 146, "Accounting for Costs from Exit or Disposal Activities," was adopted by the Company. SFAS No. 146 requires, among other things, that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred rather than at the time of commitment to a formal shutdown plan. Estimates of such costs are determined by contractual agreement or estimated by management based on historical experience. During 2003, a formal plan was approved to close one manufacturing facility. No exit costs related to this facility were accrued in 2003 in accordance with SFAS No. 146 and such costs are not expected to be material in 2004. Through December 31, 2002, at the time of commitment to a formal shutdown plan of an operating facility, provisions were made for all estimated qualified exit costs in accordance with Emerging Issues Task Force (EITF) 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," and other related accounting guidance. Concurrently, property, plant and equipment and other long-lived assets are tested for impairment in accordance with SFAS No. 144 due to the change in circumstances as indicated by the pending exit or disposal. If impairment is determined to exist, the carrying value of the long-lived assets is reduced to fair value estimated by management using a cash flow valuation model, incorporating discount rates commensurate with the risks involved for each group of assets. See Note 5, pages 50 and 51 of this report, for accrued costs of exit or disposal activities and any reductions in carrying value of long-lived assets.

     The Company invests in the U.S. affordable housing and historic renovation real estate markets. These investments have been identified as variable interest entities. However, the Company is not the primary beneficiary and does not consolidate the operations of the investments. The carrying amounts of these non-traded investments, which approximate market value, are determined based on cost less related income tax credits determined by the effective yield method. See Note 1, on page 44 of this report, for more information on non-traded investments. The Company's risk of loss from the partnership interests is limited to the amount of its investment. The Company has no ongoing capital commitments, loan requirements or guarantees with the general partners that would require any future cash contributions other than the contractually committed capital contributions which are disclosed in the contractual obligations table on page 32 of this report.

FINANCIAL CONDITION - 2003

     The Company's financial condition continued to strengthen in 2003 due primarily to improved profitability and control of working capital. The Company ended the year with $302.8 million in cash and cash equivalents - an increase of $138.8 million over the end of 2002. The Company's current ratio increased to
1.49 at December 31, 2003 from 1.39 at the end of 2002. Total debt declined to $513.6 million at December 31, 2003 from $521.7 million at the end of last year and improved as a percentage of total capitalization to 26.0 percent from 28.0 percent at the end of 2002. For the third year in a row, the Company's net operating cash flow exceeded $550 million. Net operating cash flow was flat in 2003 at $558.9 million compared to $558.9 million in 2002. As shown in the Statements of Consolidated Cash Flows, on page 42 of this report, the improvement in income before cumulative effect of change in accounting principle of $21.4 million, an increase in deferred taxes of $20.1 million and changes in working capital accounts that generated cash of $4.5 million in 2003 compared to $84.4 million in 2002 were the primary factors in maintaining a flat net operating cash flow. Net operating cash flow activities during 2003 provided the funds necessary to support the investment of $116.5 million in long-lived assets, debt reductions of $8.1 million, treasury stock purchases of $238.1 million, cash dividend payments of $90.7 million and acquisitions of businesses of $48.4 million. The Consolidated Balance Sheets and Statements of Consolidated Cash Flows, on pages 40 and 42 of this report, provide more financial information concerning the Company's financial position and cash flows.

     Management considers a measurement of cash flow that is not in accordance with accounting principles generally accepted in the United States to be a useful tool in

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS


determining the discretionary amount of the Company's net operating cash. Management reduces net operating cash, as shown in the Statements of Consolidated Cash Flows, by the amount expended for capital expenditures and the payment of cash dividends. The resulting value is referred to by management as "Free Cash Flow" which may not be comparable to values considered by other entities using the same terminology. The reader is cautioned that the following value should not be compared to other entities unknowingly. The amount shown below should not be considered an alternative to net operating cash or other cash flow amounts in accordance with accounting principles generally accepted in the United States disclosed in the Statements of Consolidated Cash Flows, on page 42 of this report. Free Cash Flow as defined and used by management is determined as follows:

(thousands of dollars)
                              2003             2002               2001
                            ---------        ---------         ---------
NET OPERATING CASH
(PAGE 42).................. $ 558,929        $ 558,917         $ 561,646
CAPITAL EXPENDITURES
(PAGE 42)..................  (116,507)        (126,530)          (82,572)
PAYMENTS OF CASH
DIVIDENDS (PAGE 42)........   (90,689)         (91,007)          (90,984)
                            ---------        ---------         ---------
FREE CASH FLOW............. $ 351,733        $ 341,380         $ 388,090
                            =========        =========         =========

     Goodwill, which represents the excess of cost over the fair value of net assets acquired in purchase business combinations, increased by a net $11.3 million and intangible assets increased a net $1.2 million in 2003. Increases in goodwill and intangible assets occurred through purchase business combinations completed in 2003. Decreases in intangible assets occurred from adjusting the carrying values of certain intangibles for impairment as required by SFAS No. 142, partially offsetting the value of acquired intangibles. Foreign currency adjustments and amortization of intangible assets with finite lives further reduced the carrying values of intangible assets. Intangible assets with finite lives include costs related to designing, developing, obtaining and implementing internal use software that are capitalized and amortized in accordance with Statement of Position (SOP) 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." See Note 3, on pages 48 and 49 of this report, for a description of the asset impairments recorded in accordance with SFAS No. 142 during the fourth quarter of 2003 and a tabular summary of the carrying values of goodwill and intangible assets. In accordance with the requirements of SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized after January 1, 2002. Excluding after-tax amortization expense of $24.1 million from 2001 to be comparable with 2002 and 2003, net income would have been $287.2 million or $1.83 per diluted common share in 2001.

     Deferred pension assets recognized in the Consolidated Balance Sheets of $420.1 million at December 31, 2003 represent the recognized portion of the excess of the fair market value of the assets in the Company's defined benefit pension plans over the actuarially-determined projected benefit obligations. The 2003 increase in deferred pension assets of $5.5 million represents primarily the recognition of the current year net pension credit of $2.1 million. The net pension credit decreased $20.9 million in 2003 due primarily to the recognition of a portion of the previously unrecognized actuarial loss. The unrecognized actuarial loss relates primarily to a lower actual return on defined benefit pension plan assets, primarily equity investments, compared to the expected return and the effects of changes in assumptions. The expected long-term rate of return on assets was lowered from 8.5 percent to 8.0 percent in 2002 and lowered again to 7.5 percent in 2003 to reflect the lower expected returns on equity investments in the future as a result of changing investment strategies. The assumed discount rate used to compute the actuarial present value of projected benefit obligations was decreased from 6.55 percent to 6.0 percent at December 31, 2003 due to decreased rates of high-quality, long-term investments. The net pension credit is expected to remain approximately the same in 2004 due to the net impact of changing assumptions and the continued recognition of a portion of the unrecognized actuarial loss. See Note 6, on pages 52 and 53 of this report, for a detailed description of the defined benefit pension plans and for more financial information concerning the defined benefit pension plans' obligations, assets and net pension credit.

   Net property, plant and equipment decreased $14.4 million to $650.3 million at December 31, 2003. The decrease was due primarily to depreciation expense of $104.8 million, the sale and leaseback of certain warehouses with a net book value of $32.4 million and other dispositions and retirements of fixed assets with a net book value of $14.4 million. Partially offsetting these decreases in fixed assets were capital expenditures of $116.5 million, foreign currency translation adjustments of $8.9 million and fixed assets of $8.3 million acquired in purchase business combinations. Capital expenditures during 2003 in the Paint Stores Segment were primarily attributable to the opening of new paint stores, new point-of-sale equipment, the relocation of certain stores and the normal replacement and upgrading of store equipment. In the Consumer, Automotive Finishes and

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

International Coatings Segments, capital expenditures during 2003 were primarily related to efficiency improvements in production and distribution facilities and information systems hardware. The Administrative Segment incurred capital expenditures primarily for upgrading the Company's headquarters building and information systems hardware. In 2004, the Company expects to spend slightly more for capital expenditures than in 2003. Most significant capital expenditures will relate to various capacity and productivity improvement projects at manufacturing and distribution facilities, new store openings, upgrading store color matching equipment and new or upgraded information systems hardware. The Company does not anticipate the need for any specific long-term external financing to support these capital expenditures.

     There were no short-term borrowings outstanding under the Company's commercial paper program at December 31, 2003, 2002 or 2001. During the year, borrowings were made under the Company's commercial paper program that is fully backed by and limited to the borrowing availability under the Company's revolving credit agreements. The aggregate maximum borrowing capacity under the current revolving credit agreements as of January 3, 2004 is $608.0 million. Due to the seasonality of the Company's business and the need for available cash prior to the primary selling season and collecting accounts receivable, the Company expects to borrow under the commercial paper program during 2004.

     The current and long-term portions of debt decreased $4.4 million and $3.7 million, respectively, during 2003 due primarily to the payment of various promissory notes and other obligations during the year. See Note 7, on pages 55 and 56 of this report, for a detailed description of the Company's long-term debt outstanding and other financing programs available.

     The Company's long-term liability for postretirement benefits other than pensions increased $3.1 million to $216.9 million from $213.7 million due to the excess of the net postretirement benefit obligation over the benefit payments. The assumed discount rate used to calculate the actuarial present value of the obligation for postretirement benefits other than pensions was decreased from
6.55 percent to 6.0 percent at December 31, 2003 due to the reduced rates of high-quality, long-term investments. The assumed health care cost trend rates were revised during 2003 for years 2004 through 2010. The revised rates reflect escalating health care costs that continued to exceed the previously established rates. Separate assumptions are now being utilized for health care costs of participants of pre-65 age and those of 65 and older age. The assumed rates used for 2004 are 10.0 percent for pre-65 age participants and 12.0 percent for those participants 65 or older, decreasing gradually to 5.0 percent in 2014. See Note 6, on pages 54 and 55 of this report, for further information on the Company's obligation for postretirement benefits other than pensions.

     Other long-term liabilities increased $63.2 million during 2003 due primarily to increases in long-term deferred taxes and taxes payable of $28.6 million, benefit and self-insurance liabilities of $13.3 million, contractually committed capital contributions in the U.S. affordable housing and historic renovation real estate markets of $2.8 million, environmental-related liabilities of $2.6 million and other obligations. See Note 8, on pages 56 and 57 of this report, for information concerning the Company's environmental-related and other long-term liabilities. See pages 30 and 31 of this report for a discussion concerning unaccrued future environmental-related loss contingencies.

     Shareholders' equity increased $117.0 million during 2003 to $1,458.9 million at December 31, 2003 from $1,341.9 million last year. The increase in shareholders' equity resulted primarily from increased retained earnings, increased capital accounts and the reduction of cumulative other comprehensive loss partially offset by the purchase of treasury stock. Retained earnings increased $241.4 million during 2003 due to net income of $332.1 million partially offset by $90.7 million in cash dividends paid. Net increases in common stock and other capital of $84.7 million were due to the tax impact of certain ESOP transactions and stock option activity. The reduction in cumulative other comprehensive loss resulted primarily from favorable foreign currency translation adjustments of $30.9 million. The Company purchased 8.0 million shares of its common stock during 2003 for treasury at a cost of $238.1 million. The Company acquires its common stock for general corporate purposes and, depending on its cash position and market conditions, it may acquire additional shares in the future. The Company had remaining authorization at December 31, 2003 to purchase 17.0 million shares of its common stock. See the Statements of Consolidated Shareholders' Equity and Comprehensive Income, on page 43 of this report, and Notes 9, 10 and 11, on pages 57 through 60 of this report, for more information concerning shareholders' equity.

     The changes in Cumulative other comprehensive loss consisted mainly of favorable foreign currency translation adjustments in the Consolidated Balance Sheets. The favorable foreign currency translation effect of $30.9 million in 2003 is attributable to the strengthening in most foreign operations' functional currencies versus the U.S.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS

dollar except the Mexican peso. The foreign currency translation loss increases of $48.3 million in 2002 and $40.9 million in 2001 were attributable to weaknesses in several foreign operations' functional currencies versus the U.S. dollar, most notably the Argentine peso and the Brazilian real. Most significantly, the Argentine government, beginning in January 2002, announced plans to discontinue its currency board policy of maintaining a one-to-one fixed exchange rate between the peso and U.S. dollar and attempted to implement a controlled devaluation. The change in the currency translation rate of the Argentine peso did not have a material impact on the overall results of operations of the International Coatings Segment during 2002. However, the related impact of the currency fluctuation on the Argentine economy and related economies in South America caused sales and profits of the Argentina subsidiary to decrease in 2002. Sales and profits recovered slightly in 2003 but have not yet returned to pre-2002 levels. In addition, due to the reduction in the currency exchange rate and in projected cash flows of the Argentina subsidiary, an impairment of the current carrying values of long-lived assets of $9.0 million was charged against current operations during the first quarter of 2002. See Note 3, on page 48 of this report, for more information concerning the reduction in carrying value of long-lived assets.

     The Company's cash dividend payout target per common share is 30.0 percent of the prior year diluted net income per common share. The 2003 annual cash dividend of $.62 per common share represented 30.4 percent of 2002 diluted income per common share before cumulative effect of change in accounting principle. The 2003 annual dividend represented the twenty-fifth consecutive year of dividend payments since the dividend was suspended in 1978. At a meeting held on February 4, 2004, the Board of Directors increased the quarterly cash dividend to $.17 per common share. This quarterly dividend, if approved in each of the remaining quarters of 2004, would result in an annual dividend for 2004 of $.68 per common share or a 30.1 percent payout of the prior year's diluted net income per common share.

   Management believes that it has properly valued the Company's assets and recorded all known liabilities that existed as of the balance sheet date for which a value is available or an amount can be reasonably estimated in accordance with all present accounting principles generally accepted in the United States. In addition, the Company may be subject to potential liabilities, as described in the following, which cannot be reasonably estimated due to the uncertainties involved.

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

     During September 2002, a jury trial commenced in the first phase of the action brought by the State of Rhode Island against the Company and the other defendants. The sole issue before the court in this first phase was whether lead pigment in paint constitutes a public nuisance under Rhode Island law. This first phase did not consider the issues of liability or damages, if any, related to the public nuisance claim. In October 2002, the court declared a mistrial as the jury, which was split four to two in favor of the defendants, was unable to reach a unanimous decision. This was the first legal proceeding against the Company to go to trial relating to the Company's lead pigment and lead-based paint litigation. The State of Rhode Island has decided to retry the case. Additional legal proceedings pending in other jurisdictions have been scheduled for trial during 2004, and the Company believes it is possible that additional legal proceedings could be scheduled for trial during 2004 and subsequent years.

     Litigation is inherently subject to many uncertainties. Adverse court rulings or determinations of liability could affect the lead pigment and lead-based paint litigation against the Company and encourage an increase in the number and nature of future claims and proceedings. In addition, from time to time, various legislation and administrative regulations have been enacted or proposed

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

     The operations of the Company, like those of other companies in the same industry, are subject to various federal, state and local environmental laws and regulations. These laws and regulations not only govern current operations and products, but also impose potential liability on the Company for past operations. Management expects environmental laws and regulations to impose increasingly stringent requirements upon the Company and the industry in the future. Management believes that the Company conducts its operations in compliance with applicable environmental laws and regulations and has implemented various programs designed to protect the environment and promote continued compliance.

     Depreciation of capital expenditures and other expenses related to ongoing environmental compliance measures are included in the normal operating expenses of conducting business. The Company's capital expenditures, depreciation and other expenses related to ongoing environmental compliance measures were not material to the Company's financial condition, liquidity, cash flow or results of operations during 2003. Management does not expect that such capital expenditures, depreciation and other expenses will be material to the Company's financial condition, liquidity, cash flow or results of operations in 2004.

     The Company is involved with environmental investigation and remediation activities at some of its current and former sites (including sites which were previously owned and/or operated by businesses acquired by the Company). In addition, the Company, together with other parties, has been designated a potentially responsible party under federal and state environmental protection laws for the investigation and remediation of environmental contamination and hazardous waste at a number of third-party sites, primarily Superfund sites. The Company may be similarly designated with respect to additional third-party sites in the future.

     The Company accrues for estimated costs of investigation and remediation activities at its current, former and third party sites for which commitments or clean-up plans have been developed and when such costs can be reasonably estimated based on industry standards and professional judgment. These estimated costs are based on currently available facts regarding each site. The Company accrues a specific estimated amount when such an amount and a time frame in which the costs will be incurred can be reasonably determined. If the best estimate of costs can only be identified as a range and no specific amount within that range can be determined more likely than any other amount within the range, the minimum of the range is accrued by the Company in accordance with applicable accounting rules and interpretations. The Company continuously assesses its potential liability for investigation and remediation activities and adjusts its environmental-related accruals as information becomes available upon which more accurate costs can be reasonably estimated. At December 31, 2003, 2002 and 2001, the Company had accruals for environmental-related activities of $133.4 million, $128.6 million and $130.9 million, respectively.

     Due to the uncertainties surrounding environmental investigation and remediation activities, the Company's liability may result in costs that are significantly higher than currently accrued. If the Company's future loss contingency is ultimately determined to be at the maximum of the range of possible outcomes for every site for which costs can be reasonably estimated, the Company's aggregate accruals for environmental-related activities would be $99.8 million higher than the accruals at December 31, 2003.

   Three of the Company's current and former manufacturing sites, described below, account for the majority of the accrual for environmental-related activities and the unaccrued maximum of the estimated range of possible outcomes at December 31, 2003. Included in the accruals of $133.4 million at December 31, 2003 is $71.8 million related directly to these three sites. In the aggregate unaccrued exposure of $99.8 million at December 31, 2003, $41.1 million relates to the three manufacturing sites.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS

While environmental investigations and remedial actions are in different stages at these sites, additional investigations, remedial actions and monitoring will likely be required at each site.

     The first of these sites is a former manufacturing facility in New Jersey that is in the early investigative stage of the environmental-related process. Although contamination exists at the site and adjacent areas, the extent and magnitude of the contamination has not yet been fully quantified. Due to the uncertainties of the scope and magnitude of contamination and the degree of remediation that may be necessary relating to this site, it is reasonably likely that further extensive investigation may be required and that extensive remedial actions may be necessary not only at the former manufacturing site but along an adjacent waterway. Depending on the extent of the additional investigation and remedial actions necessary, the ultimate liability for this site may exceed the amount currently accrued and the maximum of the range of reasonably possible outcomes currently estimated by management.

     The second site is a current manufacturing facility located in Illinois. The environmental issues at this site have been determined to be associated with historical operations. While the majority of the investigative work has been completed at this site and some remedial actions taken, agreement on a proposed remedial action plan has not been obtained from the appropriate governmental agency. The third site is a current manufacturing facility in California. Similar to the Illinois site noted above, the environmental issues at this site have been determined to be associated with historical operations. The majority of the investigative activities have been completed at this site, some remedial actions have been taken and a proposed remedial action plan has been formulated but currently no clean up goals have been approved by the lead governmental agency. In both the Illinois and California sites, the potential liabilities relate to clean-up goals that have not yet been established and the degree of remedial actions that may be necessary to achieve these goals.

     Management cannot presently estimate the potential loss contingencies related to these sites or other less significant sites until such time as a substantial portion of the investigation at the sites is completed and remedial action plans are developed. In the event any future loss contingency significantly exceeds the current amount accrued, the recording of the ultimate liability may result in a material impact on net income for the annual or interim period during which the additional costs are accrued. Management does not believe that any potential liability ultimately attributed to the Company for its environmental-related matters will have a material adverse effect on the Company's financial condition, liquidity, or cash flow due to the extended period of time during which environmental investigation and remediation takes place. An estimate of the potential impact on the Company's operations cannot be made due to the aforementioned uncertainties.

     Management expects these contingent environmental-related liabilities to be resolved over an extended period of time. Management is unable to provide a more specific time frame due to the indefinite amount of time to conduct investigation activities at any site, the indefinite amount of time to obtain governmental agency approval, as necessary, with respect to investigation and remediation activities, and the indefinite amount of time necessary to conduct remediation activities.

     The Company is exposed to market risk associated with interest rates and foreign currency exposure. The Company occasionally utilizes derivative instruments as part of its overall financial risk management policy, but does not use derivative instruments for speculative or trading purposes. At December 31, 2001 and during the first two quarters of 2002, the Company partially hedged risks associated with fixed interest rate debt by entering into various interest rate swap agreements (see Note 7, on pages 55 and 56 of this report). The interest rate swap agreements were unwound during the second quarter of 2002 and the Company received $4.8 million. This premium was recorded as an increase in the value of the underlying debt instruments and is being amortized to reduce interest expense over the original life of the swaps. The Company also entered into foreign currency option and forward contracts to hedge against value changes in foreign currency (see Note 12, on page 61 of this report). The Company believes it may experience continuing losses from foreign currency translation. However, the Company does not expect currency translation, transaction or hedging contract losses will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

     Certain borrowings contain a minimum net worth covenant. At December 31, 2003, the Company was in compliance with the covenant. The Company's Notes, Debentures and revolving credit agreements (see Note 7, on pages 55 and 56 of this report) contain various default and cross-default provisions. In the event of default under any one of these arrangements, acceleration of the maturity of any one or more of these borrowings may result. Management believes that such an event is not reasonably likely to occur.

     The Company has certain obligations and commit-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ments to make future payments under contractual obligations and commercial commitments. The following table summarizes such obligations and commitments as of December 31, 2003:

(thousands of dollars)

                                                             Payments Due by Period
                                    -----------------------------------------------------------------------
     Contractual Obligations           Total     Within 1 Year     2-3 Years      4-5 Years   After 5 Years
----------------------------------  ----------   -------------    ----------     ----------   -------------
Long-term debt ...................  $  513,588     $   10,596     $      783     $  200,031     $  302,178
Operating leases .................     538,571        127,539        198,769        112,383         99,880
Purchase obligations (1) .........     156,566        156,566
Other contractual obligations (2).      22,755         12,559          7,891          1,654            651
                                    ----------     ----------     ----------     ----------     ----------
Total contractual obligations ....  $1,231,480     $  307,260     $  207,443     $  314,068     $  402,709
                                    ==========     ==========     ==========     ==========     ==========

(1)  Relates to open purchase orders for raw materials at December 31, 2003.

(2) Primarily represents the Company's estimated future capital commitments to its investments in U.S. affordable housing and historic renovation real estate partnerships and information technology maintenance contracts.

                                                      Amount of Commitment Expiration Per Period
                                       -------------------------------------------------------------------------
   Commercial Commitments                 Total       Within 1 Year   2-3 Years       4-5 Years    After 5 Years
----------------------------------     -----------    -------------   ---------       ---------    -------------
Standby letters of credit ........     $    13,282     $     13,282
Surety bonds .....................          23,320           23,320
Other commercial commitments .....           1,138              640     $  384         $   114
                                       -----------     ------------     ------         -------
Total commercial commitments .....     $    37,740     $     37,242     $  384         $   114
                                       ===========     ============     ======         =======

     The Company offers product warranties for certain products. The specific terms and conditions of such warranties vary depending on the product or customer contract requirements. Management estimates and accrues the costs of unsettled product warranty claims based on historical results and experience. Management periodically assesses the adequacy of the accrual for product warranty claims and adjusts the accrual as necessary.

     Changes in the accrual for product warranty claims during 2003, 2002 and 2001, which includes customer satisfaction settlements, were as follows:

(thousands of dollars)

                               2003          2002          2001
                             --------      --------      --------
Balance at January 1 .....   $ 15,510      $ 14,074      $ 13,783
Charges to expense .......     28,745        25,023        28,771
Settlements ..............    (27,700)      (23,587)      (28,480)
                             --------      --------      --------
Balance at December 31 ...   $ 16,555      $ 15,510      $ 14,074
                             ========      ========      ========

RESULTS OF OPERATIONS - 2003 vs. 2002

     Shown below is net sales and the percentage change for the current period by reportable segment:

(thousands of dollars)

                               2003         Change      2002
                            ----------      ------   ----------
Paint Stores ............   $3,468,857        5.1%   $3,302,074
Consumer ................    1,189,666        1.0%    1,178,199
Automotive Finishes .....      456,739        0.6%      453,811
International Coatings ..      285,282       16.8%      244,252
Administrative ..........        7,220       11.9%        6,452
                            ----------       ----    ----------
                            $5,407,764        4.3%   $5,184,788
                            ==========       ====    ==========

     Consolidated net sales for 2003 increased due to strong domestic architectural paint sales and a favorable DIY market that continued to gain momentum throughout the year. These gains helped to offset soft domestic commercial architectural, industrial maintenance, product finishes markets that struggled through the first three quarters of the year with some improvement in the last quarter of 2003. The domestic automotive refinish market was sluggish all year and could not maintain sales at last year's level. Sales improvement in the international automotive operating units more than offset the domestic shortfall. Internationally, weak economic conditions in most South American countries and unfavorable foreign currency exchange rates that existed in the first half of the year in most South American currencies improved slightly during the last half of the year. A change in the fiscal year of the South American subsidiaries to a calendar year basis increased consolidated sales by adding one month's results. The impact of changing the fiscal year to a calendar year basis more than offset the effect of unfavorable currency exchange fluctuations for the year. The net effect of the change to a calendar year and currency fluctuations increased consolidated net sales by $8.4 million for the full year 2003.

     Net sales in the Paint Stores Segment in 2003 increased due primarily to increases in architectural paint volume sales to contractors and DIY customers that were partially offset by weak sales in the industrial maintenance and product finishes categories. Sales from stores opened more

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS

than twelve calendar months increased 4.0 percent in 2003. During 2003, the Paint Stores Segment opened 51 new stores and closed 6 resulting in a net increase of 45 stores - no stores were added through acquisition in 2003. At the end of 2003, this Segment had 2,688 stores in operation in the United States, Canada, Mexico, Puerto Rico and the Virgin Islands. The Paint Stores Segment's objective is to expand its store base an average of three percent each year. In 2002, the Paint Stores Segment began a three-year project to remerchandise and refresh the interior design of its outdated existing stores. The cost of the refresh project is charged to current operations and is accomplished primarily by in-store personnel resulting in a high-impact, low-cost method of enhancing the shopping environment in the stores. During 2003, a total of 495 stores were completed bringing the total completed over the life of the project to 1,335 stores. It is expected that in 2004 the remaining outdated stores' interiors will be refreshed. Also in 2003, the Paint Stores Segment completed a two-year project by upgrading the point-of-sale devices in the remaining half of its stores.

     Consumer Segment sales throughout the year have increasingly benefited from the improving DIY market resulting in stronger architectural sales at some of the Segment's largest retailers and increased sales of aerosol and wood care products. In 2004, this Segment plans to continue its aggressive promotions of its new and existing products and expanding its customer base.

     The Automotive Finishes Segment's external net sales increase for the year resulted primarily from sales improvement in the international operating units of the Segment that more than offset soft domestic sales. The sales increase for the year was negatively impacted by unfavorable currency exchange fluctuations that were partially offset by a change in the fiscal year of consolidated South American subsidiaries to a calendar year basis. The net impact of the unfavorable currency exchange fluctuations and change to a calendar year decreased net sales $1.8 million for the year. There were 194 automotive branches open at the end of 2003 in the United States, Canada, Chile, Jamaica and Peru. In 2004, this Segment expects to continue its improvement in the international markets while working to improve its domestic customer base in a soft market.

     External net sales in the International Coatings Segment increased due primarily to strengthening South American economies and a change in the fiscal year of South American subsidiaries to a calendar year basis, adding an additional month sales results, partially offset by unfavorable currency exchange rates for the year. The change to a calendar year and currency exchange fluctuations increased net sales for the Segment by $9.7 million for the full year. Sales volume accounted for the majority of the sales improvement over 2002 as the South American economies showed signs of improving although market demand for architectural and product finishes products in the region continue to be somewhat constrained. Sales in the U.K. subsidiary continue to be strong compared to a year ago. Selective price increases throughout the Segment and some reversal of the prior years' shift to lower priced products also helped improve sales.

     Consolidated gross profit increased $116.7 over last year and increased as a percent of sales to 45.4 percent from 45.1 percent in 2002. Higher consolidated sales volume levels accounted for approximately $98.6 million of the gross profit improvement. A reduction in the net pension credit of $5.9 million reduced consolidated gross profit for the year. Higher-margin product sales mix and lower product costs in the Paint Stores Segment combined with moderating raw material costs, improved overhead absorption related to architectural paint volume gains and manufacturing expense reductions in the Consumer Segment enhanced consolidated gross profit margins approximately $16.5 million. The Automotive Finishes Segment's margins improved slightly over 2002 due to moderating raw material costs, favorable customer/product sales mix and improved manufacturing absorption due to cost reductions. The International Coatings Segment's margins were lower than last year due to economic and competitive pressures and the higher cost of dollar-denominated raw materials.

     Consolidated selling, general and administrative (SG&A) expenses for 2003 increased $97.1 million, or 5.4 percent, to $1.88 billion versus $1.78 billion last year. As a percent of sales, SG&A expenses increased to 34.8 percent from
34.4 percent in 2002. Higher SG&A expenses were due primarily to expenses associated with additional investment in our businesses, a decrease in the net pension credit of $15.0 million and an increase in intangible asset impairment charges of $9.7 million. In the Paint Stores Segment, SG&A expenses increased $88.3 million due primarily to continued investments in new stores and in the Asia/Pacific market and a reduction in the net pension credit of $10.5 million. The Consumer Segment's SG&A expenses decreased $11.8 million and the percentage of sales ratio was favorable to last year due primarily to continued cost control, higher sales levels and a $3.6 million reduction in intangible asset impairment charges that were partially offset by a $1.6 million reduction in the net pension credit. In the Automotive Segment, SG&A expenses as a percent of sales increased over last year due primarily to the sales short-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

fall and a reduction of $1.3 million in the net pension credit that were partially offset by tight expense control. In the International Coatings Segment, SG&A expenses increased $7.2 million in U.S. dollar spending but declined as a percentage of sales due primarily to increased sales levels and tight expense control. The Administrative Segment's SG&A expenses increased $7.5 million due primarily to an intangible asset impairment charge of $8.7 million and increased fees for outside professional and consulting services, partially offset by reduced spending for software licenses.

     During the first quarter of 2002, a reduction of $8,997 was charged to Cost of Goods Sold ($6,502) and SG&A expenses ($2,495) for the impairment of fair values of long-lived assets of the Argentine subsidiary in accordance with SFAS No. 144. In addition to the impairment review conducted during the first quarter of 2002, in accordance with SFAS No. 142 annual impairment reviews are being conducted as of October 1 of each year. In the fourth quarter of 2003, an impairment was charged to SG&A expenses for $1,013 due to the reduction in fair values of indefinite-lived intangible assets. An impairment of capitalized software costs was also recorded in the fourth quarter of 2003 and charged to SG&A expenses for $11,441. As of the October 1, 2002 annual impairment review date, an impairment of goodwill and indefinite-lived intangibles of $3,607 was recorded and charged to Cost of Goods Sold ($801) and SG&A expenses ($2,806). See Notes 2 and 3, on pages 47 through 49 of this report, for more information concerning the impairment of goodwill, intangible assets and long-lived assets in accordance with SFAS No. 142 and No. 144.

     Shown below is operating profit and the percent change for the current period by reportable segment:

(thousands of dollars)

                               2003           Change       2002
                            ---------         -------   ---------
Paint Stores ............   $ 403,379           1.2%    $ 398,546
Consumer ................     198,984           3.3%      192,549
Automotive Finishes .....      52,375          (3.8%)      54,458
International Coatings ..       8,370         248.8%       (5,624)
Administrative ..........    (140,182)          1.8%     (142,765)
                            ---------         -----     ---------
                            $ 522,926           5.2%    $ 497,164
                            =========         =====     =========

     Paint Stores Segment operating profit for the year increased due to higher sales volumes and improved gross margins as a result of a favorable product sales mix partially offset by continued margin pressure of product finishes products. This Segment's operating profit was adversely affected by a reduction of $11.3 million in the net pension credit, the investment by the Segment in the Asia/Pacific market, incremental expenses associated with new stores, continuing increases in health care costs and increased utility costs earlier in the year. The operating profit improvement for the Consumer Segment resulted primarily from higher sales levels, tight expense control and manufacturing efficiencies relating to the sales volume increase despite a reduction of $5.9 million in the net pension credit. Operating profit reduction in the Automotive Finishes Segment resulted primarily from low sales volume, related unfavorable manufacturing absorption and a reduction of $1.8 million in the net pension credit compared to last year. There was no significant impact on operating profit in this Segment from the fiscal year change or foreign currency fluctuations. The International Segment's operating profit increased due primarily to a reduction of $11.9 million in impairment charges, the beginning stabilization of the South American economies and improving currency exchange rates relating to dollar-denominated raw materials. There was no significant impact on operating profit in this Segment from the fiscal year change or foreign currency fluctuations.

     Interest expense decreased $1.7 million in 2003 versus 2002 due to average short-term borrowing rates that were 50 average basis points lower in 2003 and lower average outstanding short-term and long-term debt.

     Other expense - net decreased $2.8 million in 2003 compared to 2002 due primarily to foreign currency related losses that decreased $7.0 million partially offset by net expenses of financing and investing activities that increased $1.8 million, provisions for environmental matters that increased $1.6 million and a reduction in dividend and royalty income of $0.5 million. Decreases in foreign currency exchange losses were due primarily to the favorable exchange rates experienced in most South American currencies, particularly during the last half of 2003. Increases in expenses of financing and investing activities were due primarily to charges incurred relating to the Company's foreign operations. See Note 12, on pages 60 and 61 of this report, for more information concerning the Other expense - net caption.

     Effective January 1, 2002, the Company adopted SFAS No. 142. In accordance with the requirements of that pronouncement, indefinite-lived intangible assets and goodwill were reviewed for possible impairment. Due to the reduction in fair value of certain acquired trademarks and businesses, related principally to international acquisitions and the acquisition of Thompson Minwax Holding Corp., the Company recorded an after-tax transitional impairment charge of $183.1 million, or $1.21 per share, in the first quarter of 2002. The transitional impairment charge was recorded as a cumulative effect of change in accounting principle in accordance with SFAS No. 142.

                               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                                             CONDITION AND RESULTS OF OPERATIONS

     Income before income taxes and cumulative effect of change in accounting principle increased $25.8 million primarily as a result of increased gross profit exceeding SG&A expenses by $19.6 million. Net income increased $204.5 million in 2003 due primarily to the cumulative effect of change in accounting principle recorded in 2002 and to the reduction in the effective tax rate to
36.5 percent in 2003 from 37.5 percent last year. For the year, diluted income per common share before cumulative effect of change in accounting principle increased to $2.26 per share from $2.04 per share in 2002. Diluted net income per common share in 2003 was $2.26 per share compared to $.84 per share for 2002 due primarily to the cumulative effect of change in accounting principle net of income taxes of $1.20 per share for the full year of 2002.

     Management considers a measurement that is not in accordance with accounting principles generally accepted in the United States a useful measurement of the operational profitability of the Company. Some investment professionals also utilize such a measurement as an indicator of the value of profits and cash that are generated strictly from operating activities, putting aside working capital and certain other balance sheet changes. For this measurement, management increases net income for significant non-operating and non-cash expense items to arrive at an amount known as "Earnings Before Interest, Taxes, Depreciation and Amortization" (EBITDA). The reader is cautioned that the following value for EBITDA should not be compared to other entities unknowingly. EBITDA should not be considered an alternative to net income or cash flows from operating activities as an indicator of operating performance or as a measure of liquidity. The reader should refer to the determination of net income and cash flows from operating activities in accordance with accounting principles generally accepted in the United States disclosed in the Statements of Consolidated Income and Statements of Consolidated Cash Flows, on page 41 and 42 of this report. EBITDA as used by management is calculated as follows:

(thousands of dollars)

                               2003         2002         2001
                             --------     --------     --------
Net income (Page 41) .....   $332,058     $127,565     $263,158
Cumulative effect of
  change in accounting
  principle (Page 41) ....                 183,136
Interest expense
  (Page 41) ..............     38,742       40,475       54,627
Income taxes (Page 41) ...    190,868      186,463      161,291
Depreciation (Page 42) ...    104,803      103,659      109,187
Amortization (Page 42) ...     11,761       11,989       38,911
                             --------     --------     --------
EBITDA ...................   $678,232     $653,287     $627,174
                             ========     ========     ========


RESULTS OF OPERATIONS - 2002 vs. 2001

     Shown below is net revenues and the percentage change for the current period by reportable segment:

(thousands of dollars)

                               2002         Change      2001
                            ----------      ------   ----------
Paint Stores .............  $3,302,074       3.7%    $3,185,156
Consumer .................   1,178,199       3.2%     1,141,958
Automotive Finishes ......     453,811      (2.2%)      464,230
International Coatings ...     244,252      (8.8%)      267,958
Administrative ...........       6,452      (3.7%)        6,703
                            ----------      ----     ----------
                            $5,184,788       2.3%    $5,066,005
                            ==========      ====     ==========

     Consolidated net sales for 2002 increased due to strong domestic architectural paint sales resulting from a favorable DIY market and aggressive promotion of new products and new color palettes. Curtailing the sales improvement was sluggishness in the domestic commercial architectural, industrial maintenance, product finishes and automotive product lines. Poor economic conditions in South America related to weak currency exchange rates in Argentina and Brazil continued to negatively impact international sales in U.S. dollars. Unfavorable foreign currency exchange fluctuations reduced consolidated net sales approximately $74.9 million in 2002.

     Net sales in the Paint Stores Segment in 2002 increased due primarily to double-digit increases in architectural paint volume sales to contractors and DIY customers. These sales increases were partially offset by flat or declining sales of the domestic commercial architectural, industrial maintenance and product finishes categories. Comparable-store sales, which include sales only from stores open for more than twelve calendar months, increased 1.9 percent in 2002. During 2002, the Paint Stores Segment added 70 net new stores - 46 net new stores were opened and 24 stores were added through acquisition. At the end of 2002, this Segment had 2,643 stores in operation in the United States, Canada, Mexico, Puerto Rico and the Virgin Islands. The Paint Stores Segment's objective is to expand its store base an average of three percent each year. In addition, the Paint Stores Segment added new color features to its entire store chain during 2002, refreshed the interior design, signage and color of about one-third of the existing stores and upgraded the point-of-sale devices in half of the stores.

     External net sales of the Consumer Segment benefited from the improving DIY market. The Segment continued its aggressive promotion of many new and existing paint, aerosol and wood care products. Sales in the improving DIY market and sales of new products more than offset the adverse effects of a sluggish domestic economy and sales declines to Kmart Corporation that was operating under a bankruptcy reorganization plan and in the Clean-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ing Solutions Business Unit.

     The Automotive Finishes Segment's external net sales decreased in 2002. Improved vehicle refinish sales were not enough to offset unfavorable currency exchange rates and price competition. The effects of unfavorable currency exchange fluctuations relative to 2001 reduced net sales for the Segment by approximately $9.8 million in 2002. There were 179 automotive branches open at the end of 2002 in the United States, Canada, Chile and Jamaica.

     External net sales in the International Coatings Segment were down due primarily to unfavorable currency exchange rates. Net sales for the Segment were adversely impacted approximately $32.5 million in 2002 by unfavorable currency exchange fluctuations. Poor economic conditions in Brazil and in Argentina, following an attempt by the government to control the value of the peso at the beginning of 2002, adversely impacted sales volumes and sales in local currencies for the year. In spite of the poor economic conditions that existed, the International Coatings Segment achieved a sales volume increase of 5.6 percent. Competitive pricing and a shift in sales to lower priced products caused the shortfall in sales compared to the volume gain. Due to the relationship of competitive pricing and lower priced product sales, it is not possible to determine the impact each had on the sales shortfall.

     Consolidated gross profit increased $119.0 over 2001 and increased as a percent of sales to 45.1 percent from 43.8 percent in 2001. Higher consolidated sales volume levels accounted for $58.1 million of the gross profit improvement. Higher-margin product sales mix and lower product costs in the Paint Stores Segment combined with moderating raw material costs, improved overhead absorption related to architectural paint volume gains and manufacturing expense reductions due to plant closures in the Consumer Segment enhanced consolidated gross profit margins approximately $62.4 million. The Automotive Finishes Segment's margins were essentially flat during 2002 due to moderating raw material costs early in the year, favorable customer/product sale mix and improved manufacturing absorption due to cost reductions that could not offset a shortfall in volume of OEM coatings and similar products. The International Coatings Segment's margins were lower than 2001 due to economic and competitive pressures. This Segment's margins were also lower due to a $9.0 million impairment charge during the first quarter of 2002 recorded for property, plant and equipment in Argentina in accordance with SFAS No. 144. Certain raw material costs began to rise during the last quarter of 2002 and international economic and competitive pressures continued.

     Consolidated SG&A expenses for 2002 increased $54.7 million, or 3.2 percent, to $1.78 billion versus $1.73 billion in 2001. As a percent of sales, SG&A expenses increased to 34.4 percent from 34.1 percent in 2001. Increased spending was primarily due to higher expenses associated with additional investment in our businesses. In the Paint Stores Segment, SG&A expenses increased $88.4 million primarily due to additional investments in new and acquired stores and new color palettes. The Consumer Segment's SG&A expenses decreased $18.1 million and the percentage of sales ratio was favorable to 2001 due primarily to continuing cost control and higher sales levels. In the Automotive Segment, SG&A expenses as a percent of sales were flat with 2001 due to the sales shortfall that was partially offset by tight expense control. In the International Coatings Segment, SG&A expenses declined $24.9 million in U.S. dollar spending as well as a percentage of sales primarily due to currency exchange rate fluctuations and tight expense control. The Administrative Segment's SG&A expenses increased $13.2 million due primarily to increased spending related to information technology hardware and software licenses and increased fees for outside professional and consulting services.

     Interest expense decreased $14.2 million in 2002 versus 2001 due to average short-term borrowing rates that were 282 average basis points lower in 2002 and lower average outstanding short-term and long-term debt.

     Other expense-net increased $6.7 million in 2002 compared to 2001 primarily due to foreign currency related losses that increased $6.2 million, provisions for environmental matters that increased $3.0 million and expenses from financing and investing activities that increased $9.1 million. Partially offsetting these increases was a reduction in the provisions for disposition and termination of operations of $7.1 million and a reduction in other expenses of $4.3 million. Increases in expenses from financing and investing activities were due primarily to non-recurring gains realized from the sale of certain fixed assets of $8.0 million in 2001 that were partially offset by lower financing expenses related to lower long-term debt outstanding in 2002.

     Effective January 1, 2002, the Company adopted SFAS No. 142. In accordance with the requirements of that pronouncement, indefinite-lived intangible assets and goodwill were reviewed for possible impairment. Due to the reduction in fair value of certain acquired trademarks and businesses, related principally to international acquisitions and the acquisition of Thompson Minwax Holding Corp., the Company recorded an after-tax transitional impairment charge of $183.1 million, or $1.21 per share, in the first quarter of 2002. The transitional impairment charge was recorded as a cumulative

                               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                                             CONDITION AND RESULTS OF OPERATIONS

effect of change in accounting principle in accordance with SFAS No. 142.

     During the first quarter of 2002, a reduction of $8,997 was charged to Cost of Goods Sold ($6,502) and SG&A expenses ($2,495) for the impairment of fair values of long-lived assets of the Argentine subsidiary in accordance with SFAS No.144. In addition to the impairment review conducted during the first quarter of 2002, in accordance with SFAS No. 142 annual impairment reviews are being conducted as of October 1 of each year. In the fourth quarter of 2002, an impairment of goodwill and indefinite-lived intangibles of $3,607 was recorded and charged to Cost of Goods Sold ($801) and SG&A expenses ($2,806). See Notes 2 and 3, on pages 47 through 49 of this report, for more information concerning the impairment of goodwill, intangible assets and long-lived assets in accordance with SFAS No. 142 and No. 144.

     Shown below is operating profit and the percentage change for the current period by reportable segment:

(thousands of dollars)         2002           Change        2001
                            ---------         --------   ---------
Paint Stores .............  $ 398,546            2.7%    $ 388,010
Consumer .................    192,549           73.8%      110,791*
Automotive Finishes ......     54,458            6.3%       51,233
International Coatings ...     (5,624)        (100.1%)       4,760
Administrative ...........   (142,765)          (9.5%)    (130,345)
                            ---------         ------     ---------
                            $ 497,164           18.5%    $ 424,449*
                            =========         ======     =========

* Includes amortization expense of $21 million in the Consumer Segment and $29 million in income before income taxes and cumulative effect of change in accounting principle for goodwill and intangible assets that are no longer amortized as of January 1, 2002 in accordance with SFAS No. 142. The effect on any other segment was not significant.

     Paint Stores Segment operating profit increased due to improved gross margins that were partially offset by investments incurred to support the launch of new color palettes, maintain the store opening program, provide exceptional in-store service and maintain quality customer service across all product lines. The operating profit for the Consumer Segment increased due to higher sales levels, improved overhead absorption due to architectural paint volume gains, manufacturing expense reductions due to plant closures, administrative cost reductions and moderating raw material costs earlier in the year. Operating profit improvements in the Automotive Finishes Segment resulted primarily from moderating raw material costs earlier in the year, lower manufacturing costs and administrative expense control. The decrease in operating profit for the International Coatings Segment was due to $11.9 million of impairment charges of long-lived assets.

     Income before income taxes and cumulative effect of change in accounting principle increased $72.7 million as a result of increased gross profit, net investment income and reduced interest expense. This improvement was partially offset by increased SG&A expenses and Other expense-net of $61.4 million. Net income declined $135.6 million in 2002 due primarily to the cumulative effect of change in accounting principle of $183.1 million net of income taxes. For the year, diluted income per common share before cumulative effect of change in accounting principle increased to $2.04 per share compared to $1.68 per share in 2001. Diluted net income per common share for 2002 was $.84 per share due to the cumulative effect of change in accounting principle net of income taxes of $1.20 per share for the full year of 2002. In accordance with the requirements of SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized after January 1, 2002. Adding back after-tax amortization expense of $24.1 million to net income of $263.2 million in 2001 to be comparable with 2002, the resultant net income amount would have been $287.3 million. This net income amount divided by fully-diluted average common shares and equivalents outstanding during 2001 results in an adjusted diluted net income per common share amount of $1.83 per share in 2001 for comparative purposes only to 2002 amounts that exclude such amortization expense.

\
REPORT OF MANAGEMENT

Shareholders
The Sherwin-Williams Company

     We have prepared the accompanying consolidated financial statements and related information included herein for the years ended December 31, 2003, 2002 and 2001. The primary responsibility for the integrity of the financial information rests with management. This information is prepared in accordance with accounting principles generally accepted in the United States, based upon our best estimates and judgments and giving due consideration to materiality.

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

/s/ C. M. Connor
C. M. Connor
Chairman and Chief Executive Officer

/s/ S. P. Hennessy
S. P. Hennessy
Senior Vice President-Finance and Chief Financial Officer

/s/ J. L. Ault
J. L. Ault
Vice President-Corporate Controller

                                                  REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
The Sherwin-Williams Company
Cleveland, Ohio

     We have audited the accompanying consolidated balance sheets of The Sherwin-Williams Company and subsidiaries as of December 31, 2003, 2002 and 2001, and the related statements of consolidated income, cash flows and shareholders' equity and comprehensive income for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Sherwin-Williams Company and subsidiaries at December 31, 2003, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

     As disclosed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and indefinite-lived intangible assets.

/s/ ERNST & YOUNG LLP
Cleveland, Ohio
January 24, 2004

CONSOLIDATED BALANCE SHEETS
(Thousands of dollars)

                                                                                 December 31,
                                                                ---------------------------------------------
                                                                    2003             2002             2001
                                                                -----------      -----------      -----------
ASSETS
CURRENT ASSETS:
  CASH AND CASH EQUIVALENTS ..................................  $   302,813      $   164,012      $   118,814
  ACCOUNTS RECEIVABLE, LESS ALLOWANCE ........................      544,070          493,935          523,278
  INVENTORIES:
    FINISHED GOODS ...........................................      552,657          534,984          530,916
    WORK IN PROCESS AND RAW MATERIALS ........................       85,580           89,666          101,847
                                                                -----------      -----------      -----------
                                                                    638,237          624,650          632,763
  DEFERRED INCOME TAXES ......................................       86,616          116,228          104,672
  OTHER CURRENT ASSETS .......................................      143,408          107,168          127,418
                                                                -----------      -----------      -----------
    TOTAL CURRENT ASSETS .....................................    1,715,144        1,505,993        1,506,945

GOODWILL .....................................................      563,531          552,207          672,397
INTANGIBLE ASSETS ............................................      187,202          186,039          304,506
DEFERRED PENSION ASSETS ......................................      420,133          414,589          393,587
OTHER ASSETS .................................................      146,348          108,884           77,802
PROPERTY, PLANT AND EQUIPMENT:
  LAND .......................................................       58,514           62,069           64,447
  BUILDINGS ..................................................      425,712          436,214          441,418
  MACHINERY AND EQUIPMENT ....................................    1,091,215        1,034,286        1,024,701
  CONSTRUCTION IN PROGRESS ...................................       36,353           44,936           34,070
                                                                -----------      -----------      -----------
                                                                  1,611,794        1,577,505        1,564,636
  LESS ALLOWANCES FOR DEPRECIATION ...........................      961,544          912,905          891,948
                                                                -----------      -----------      -----------
                                                                    650,250          664,600          672,688
                                                                -----------      -----------      -----------
TOTAL ASSETS .................................................  $ 3,682,608      $ 3,432,312      $ 3,627,925
                                                                ===========      ===========      ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  ACCOUNTS PAYABLE ...........................................  $   587,935      $   522,339      $   454,410
  COMPENSATION AND TAXES WITHHELD ............................      168,758          146,987          141,640
  CURRENT PORTION OF LONG-TERM DEBT ..........................       10,596           15,001          111,852
  OTHER ACCRUALS .............................................      297,800          297,991          326,854
  ACCRUED TAXES ..............................................       89,081          101,178          106,597
                                                                -----------      -----------      -----------
    TOTAL CURRENT LIABILITIES ................................    1,154,170        1,083,496        1,141,353

LONG-TERM DEBT ...............................................      502,992          506,682          503,517
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS ..................      216,853          213,749          209,963
OTHER LONG-TERM LIABILITIES ..................................      349,736          286,495          285,328
SHAREHOLDERS' EQUITY:
  PREFERRED STOCK - CONVERTIBLE, PARTICIPATING, NO PAR VALUE:
    284,657, 41,806 AND 168,305 SHARES OUTSTANDING AT
    DECEMBER 31, 2003, DECEMBER 31, 2002 AND
    DECEMBER 31, 2001, RESPECTIVELY ..........................      284,657           41,806          168,305
  UNEARNED ESOP COMPENSATION .................................     (284,657)         (41,806)        (168,305)
  COMMON STOCK - $1.00 PAR VALUE: 143,406,707,
    148,910,487 AND 153,978,356 SHARES OUTSTANDING AT
    DECEMBER 31, 2003, DECEMBER 31, 2002 AND
    DECEMBER 31, 2001, RESPECTIVELY ..........................      212,409          209,836          208,031
  OTHER CAPITAL ..............................................      347,779          265,635          200,643
  RETAINED EARNINGS ..........................................    2,398,854        2,157,485        2,120,927
  TREASURY STOCK, AT COST ....................................   (1,270,917)      (1,029,894)        (837,284)
  CUMULATIVE OTHER COMPREHENSIVE LOSS ........................     (229,268)        (261,172)        (204,553)
                                                                -----------      -----------      -----------
    TOTAL SHAREHOLDERS' EQUITY ...............................    1,458,857        1,341,890        1,487,764
                                                                -----------      -----------      -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ...................  $ 3,682,608      $ 3,432,312      $ 3,627,925
                                                                ===========      ===========      ===========

See notes to consolidated financial statements.

                                               STATEMENTS OF CONSOLIDATED INCOME
                                    (thousands of dollars except per share data)

                                                                  Year ended December 31,
                                                        -------------------------------------------
                                                           2003             2002           2001
                                                        -----------     -----------     -----------
NET SALES ...........................................   $ 5,407,764     $ 5,184,788     $ 5,066,005
COST OF GOODS SOLD ..................................     2,952,469       2,846,201       2,846,376
GROSS PROFIT ........................................     2,455,295       2,338,587       2,219,629
 PERCENT TO NET SALES ...............................          45.4%           45.1%           43.8%
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ........     1,881,664       1,784,527       1,729,855
 PERCENT TO NET SALES ...............................          34.8%           34.4%           34.1%
INTEREST EXPENSE ....................................        38,742          40,475          54,627
INTEREST AND NET INVESTMENT INCOME ..................        (6,668)         (5,050)         (4,087)
OTHER EXPENSE - NET .................................        18,631          21,471          14,785
                                                        -----------     -----------     -----------
INCOME BEFORE INCOME TAXES AND CUMULATIVE
 EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE ...........       522,926         497,164         424,449
INCOME TAXES ........................................       190,868         186,463         161,291
                                                        -----------     -----------     -----------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE
 IN ACCOUNTING PRINCIPLE ............................       332,058         310,701         263,158
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE -
 NET OF INCOME TAXES OF $64,476 .....................                      (183,136)
                                                        -----------     -----------     -----------
NET INCOME ..........................................   $   332,058     $   127,565     $   263,158
                                                        ===========     ===========     ===========

INCOME PER SHARE:
 BASIC:
  BEFORE CUMULATIVE EFFECT OF CHANGE
   IN ACCOUNTING PRINCIPLE ..........................   $      2.29     $      2.07     $      1.69
  CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
   PRINCIPLE - NET OF INCOME TAXES ..................                         (1.22)
                                                        -----------     -----------     -----------
  NET INCOME ........................................   $      2.29     $      0.85     $      1.69
                                                        ===========     ===========     ===========
 DILUTED:
  BEFORE CUMULATIVE EFFECT OF CHANGE
   IN ACCOUNTING PRINCIPLE ..........................   $      2.26     $      2.04     $      1.68
  CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
   PRINCIPLE - NET OF INCOME TAXES ..................                         (1.20)
                                                        -----------     -----------     -----------
  NET INCOME ........................................   $      2.26     $      0.84     $      1.68
                                                        ===========     ===========     ===========

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS
(thousands of dollars)

                                                                   Year Ended December 31,
                                                             -----------------------------------
                                                               2003          2002        2001
                                                             ---------    ---------    ---------
OPERATING ACTIVITIES
NET INCOME ...............................................   $ 332,058    $ 127,565    $ 263,158
ADJUSTMENTS TO RECONCILE NET INCOME TO NET OPERATING CASH:
 CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE .....                  183,136
 DEPRECIATION ............................................     104,803      103,659      109,187
 AMORTIZATION OF INTANGIBLE ASSETS .......................      11,761       11,989       38,911
 IMPAIRMENT OF LONG-LIVED ASSETS HELD FOR USE ............      12,454       19,948
 IMPAIRMENT OF LONG-LIVED ASSETS HELD FOR DISPOSAL .......                                 6,402
 PROVISIONS FOR QUALIFIED EXIT COSTS .....................          14          262        5,302
 PROVISIONS FOR ENVIRONMENTAL-RELATED MATTERS ............      10,237        8,609        5,609
 DEFERRED INCOME TAXES ...................................      39,872       19,747       15,677
 DEFINED BENEFIT PENSION PLANS NET CREDIT ................      (2,072)     (23,013)     (29,366)
 INCOME TAX EFFECT OF ESOP ON OTHER CAPITAL ..............      24,665       22,380       22,902
 NET INCREASE IN POSTRETIREMENT LIABILITY ................       3,904        4,086        2,990
 FOREIGN CURRENCY RELATED LOSSES .........................       1,460        8,435        2,277
 DECREASE IN NON-TRADED INVESTMENTS ......................      20,276        9,278
 OTHER ...................................................      10,516       11,660        1,101
CHANGE IN WORKING CAPITAL ACCOUNTS:
 (INCREASE) DECREASE IN ACCOUNTS RECEIVABLE ..............     (39,361)       3,588       61,497
 (INCREASE) DECREASE IN INVENTORIES ......................        (153)        (229)      72,132
 INCREASE IN ACCOUNTS PAYABLE ............................      60,149       81,733       10,233
 (DECREASE) INCREASE IN ACCRUED TAXES ....................     (12,117)      (5,483)      31,468
 OTHER ...................................................      (4,027)       4,778       17,035
UNUSUAL TAX-RELATED PAYMENT ..............................                               (65,677)
COSTS INCURRED FOR ENVIRONMENTAL - RELATED MATTERS .......      (7,005)     (12,036)     (17,565)
COSTS INCURRED FOR QUALIFIED EXIT COSTS ..................      (1,580)      (3,663)      (3,326)
DECREASE (INCREASE) IN MINIMUM PENSION LIABILITY .........          82       (8,334)
OTHER ....................................................      (7,007)      (9,178)      11,699
                                                             ---------    ---------    ---------
 NET OPERATING CASH ......................................     558,929      558,917      561,646

INVESTING ACTIVITIES
CAPITAL EXPENDITURES .....................................    (116,507)    (126,530)     (82,572)
ACQUISITIONS OF BUSINESSES ...............................     (48,374)     (26,649)     (15,162)
INCREASE IN OTHER INVESTMENTS ............................     (27,875)     (16,144)     (16,614)
PROCEEDS FROM SALE OF ASSETS .............................      47,847       11,778        9,866
OTHER ....................................................       8,856      (15,016)      13,590
                                                             ---------    ---------    ---------
 NET INVESTING CASH ......................................    (136,053)    (172,561)     (90,892)

FINANCING ACTIVITIES
NET DECREASE IN SHORT-TERM BORROWINGS ....................                              (106,854)
(DECREASE) INCREASE IN LONG-TERM DEBT ....................      (1,531)       6,633
PAYMENTS OF LONG-TERM DEBT ...............................      (6,564)    (101,938)     (16,210)
PAYMENTS OF CASH DIVIDENDS ...............................     (90,689)     (91,007)     (90,984)
PROCEEDS FROM STOCK OPTIONS EXERCISED ....................      47,468       37,516       17,798
TREASURY STOCK PURCHASED .................................    (238,148)    (190,320)    (157,088)
OTHER ....................................................      (1,310)      (4,727)        (786)
                                                             ---------    ---------    ---------
 NET FINANCING CASH ......................................    (290,774)    (343,843)    (354,124)
EFFECT OF EXCHANGE RATE CHANGES ON CASH ..................       6,699        2,685         (712)
                                                             ---------    ---------    ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS ................     138,801       45,198      115,918
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR ...........     164,012      118,814        2,896
                                                             ---------    ---------    ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR .................   $ 302,813    $ 164,012    $ 118,814
                                                             =========    =========    =========
TAXES PAID ON INCOME .....................................   $ 106,950    $ 103,447    $ 129,435
INTEREST PAID ON DEBT ....................................      39,029       42,041       55,769

See notes to consolidated financial statements.

                             STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY AND
               COMPREHENSIVE INCOME (thousands of dollars except per share data)

                                                                                                           Cumulative
                                                 Unearned                                                    Other
                                                   ESOP                                                   Comprehensive
                                      Preferred   Compen-    Common     Other     Retained    Treasury       Income
                                        Stock     sation      Stock    Capital    Earnings      Stock        (Loss)        Total
                                      ---------  ---------  ---------  --------  ----------  -----------  ------------   ----------
BALANCE AT JANUARY 1, 2001 .........                        $ 206,848  $158,650  $1,948,753  $  (678,778) $   (163,609)  $1,471,864
COMPREHENSIVE INCOME:
 NET INCOME ........................                                                263,158                                 263,158
 FOREIGN CURRENCY TRANSLATION ......                                                                           (40,944)     (40,944)
                                                                                                                         ----------
  COMPREHENSIVE INCOME .............                                                                                        222,214
TREASURY STOCK PURCHASED ...........                                                            (157,088)                  (157,088)
ISSUANCE OF PREFERRED STOCK
 TO PRE-FUND ESOP ..................  $ 250,000  $(250,000)
INCOME TAX EFFECT OF ESOP ..........                                     22,902                                              22,902
REDEMPTION OF PREFERRED STOCK ......    (81,695)    81,695
STOCK ISSUED (TENDERED) FOR
 EXERCISE OF OPTIONS ...............                            1,031    19,947                     (532)                    20,446
STOCK TENDERED IN CONNECTION
 WITH RESTRICTED STOCK GRANTS ......                                                                (886)                      (886)
RESTRICTED STOCK GRANTS (NET
 ACTIVITY) .. ......................                              152       979                                               1,131
STOCK ACQUIRED FOR TRUST ...........                                     (1,835)                                             (1,835)
CASH DIVIDENDS -- $.58 PER SHARE ...                                                (90,984)                                (90,984)
                                      ---------  ---------  ---------  --------  ----------  -----------  ------------   ----------
BALANCE AT DECEMBER 31, 2001 .......    168,305   (168,305)   208,031   200,643   2,120,927     (837,284)     (204,553)   1,487,764
COMPREHENSIVE INCOME:
 NET INCOME ........................                                                127,565                                 127,565
 FOREIGN CURRENCY TRANSLATION ......                                                                           (48,285)     (48,285)
 MINIMUM PENSION LIABILITY,
  NET OF TAXES OF $3,572 ...........                                                                            (8,334)      (8,334)
                                                                                                                         ----------
   COMPREHENSIVE INCOME ............                                                                                         70,946
TREASURY STOCK PURCHASED ...........                                     (3,040)                (187,280)                  (190,320)
REDEMPTION OF PREFERRED STOCK ......   (126,499)   126,499
INCOME TAX EFFECT OF ESOP ..........                                     22,380                                              22,380
STOCK ISSUED (TENDERED) FOR
 EXERCISE OF OPTIONS ...............                            1,792    41,498                   (4,562)                    38,728
STOCK TENDERED IN CONNECTION
 WITH RESTRICTED STOCK GRANTS ......                                                                (768)                      (768)
RESTRICTED STOCK GRANTS (NET
 ACTIVITY) .. ......................                               13     3,082                                               3,095
STOCK ACQUIRED FOR TRUST ...........                                        (76)                                                (76)
REVOCABLE TRUST STOCK SOLD -
 INCLUDING REALIZED GAIN ...........                                      1,148                                               1,148
CASH DIVIDENDS -- $.60 PER SHARE ...                                                (91,007)                                (91,007)
                                      ---------  ---------  ---------  --------  ----------  -----------  ------------   ----------
BALANCE AT DECEMBER 31, 2002 .......     41,806    (41,806)   209,836   265,635   2,157,485   (1,029,894)     (261,172)   1,341,890
COMPREHENSIVE INCOME:
 NET INCOME ........................                                                332,058                                 332,058
 FOREIGN CURRENCY TRANSLATION ......                                                                            31,822       31,822
 MINIMUM PENSION LIABILITY,
  NET OF TAXES OF ($35) ............                                                                                82           82
                                                                                                                         ----------
  COMPREHENSIVE INCOME .............                                                                                        363,962
TREASURY STOCK PURCHASED ...........                                                            (238,148)                  (238,148)
ISSUANCE OF PREFERRED STOCK
 TO PRE-FUND ESOP ..................    350,000   (350,000)
REDEMPTION OF PREFERRED STOCK ......   (107,149)   107,149
INCOME TAX EFFECT OF ESOP ..........                                     24,665                                              24,665
STOCK ISSUED (TENDERED) FOR
 EXERCISE OF OPTIONS ...............                            2,172    52,239                     (743)                    53,668
STOCK TENDERED IN CONNECTION
 WITH RESTRICTED STOCK GRANTS ......                                                              (2,132)                    (2,132)
RESTRICTED STOCK GRANTS (NET
 ACTIVITY) .. ......................                              401     5,240                                               5,641
CASH DIVIDENDS -- $.62 PER SHARE ...                                                (90,689)                                (90,689)
                                      ---------  ---------  ---------  --------  ----------  -----------  ------------   ----------
BALANCE AT DECEMBER 31, 2003 .......  $ 284,657  $(284,657) $ 212,409  $347,779  $2,398,854  $(1,270,917) $   (229,268)  $1,458,857
                                      =========  =========  =========  ========  ==========  ===========  ============   ==========

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES

     CONSOLIDATION. The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its majority-owned equity investments. Inter-company accounts and transactions have been eliminated.

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

     REPORTABLE SEGMENTS. See Note 17.

     CASH FLOWS. Management considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     FAIR VALUE OF FINANCIAL INSTRUMENTS. The following methods and assumptions were used by management in estimating the fair value disclosures for financial instruments:

         CASH AND CASH EQUIVALENTS: The carrying amounts reported in the Consolidated Balance Sheets for Cash and cash equivalents approximate fair value.

         INVESTMENTS IN SECURITIES: Included in Other assets, classified as available for sale securities, are certain long-term investments in two separate funds maintained for payment of health care benefits and non-qualified benefits of certain qualified employees. The estimated fair values of securities in the health care benefits fund, based on quoted market prices, were $827, $4,092, and $10,182 at December 31, 2003, 2002, and 2001, respectively. The estimated fair values of securities in the non-qualified benefits fund, based on quoted market prices, were $20,643 at December 31, 2003. Certain other assets were maintained for payment of non-qualified benefits at December 31, 2002 and 2001.

         LONG-TERM DEBT (INCLUDING CURRENT PORTION): The fair values of the Company's publicly traded debt, shown below, are based on quoted market prices. The fair values of the Company's non-traded debt, also shown below, are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. See Note 7 for information concerning interest rate swap contracts.

         DERIVATIVE INSTRUMENTS: The Company utilizes derivative instruments as part of its overall financial risk management policy. The Company entered into interest rate swap contracts during 2003, 2002 and 2001 primarily to hedge against interest rate risks. See Note 7. The Company also entered into option and forward currency exchange contracts in 2003, 2002 and 2001 primarily to hedge against foreign currency risk exposure. See Note 12. The Company does not use derivative instruments for speculative or trading purposes.

         NON-TRADED INVESTMENTS: The Company invests in the U.S. affordable housing and historic renovation real estate markets. These investments have been identified as variable interest entities. However, the Company is not the primary beneficiary and does not consolidate the operations of the investments in accordance with FASB Interpretation No. 46, "Consolidation of Variable Interest Entities." The Company's risk of loss from these non-traded investments is limited to the amount of its contributed capital. The carrying amounts of these non-traded investments, included in Other assets, were $20,695, $11,117 and $13,485 at December 31, 2003, 2002, and
     2001, respectively. The carrying amounts of these investments, which approximate market value, are determined based on cost less related income tax credits determined by the effective yield method.

     INVESTMENT IN LIFE INSURANCE. On October 1, 2003, the Company surrendered its broad-based corporate owned life insurance policies. The net expense associated with such investment is included in Other expense - net. Such expense was immaterial to Income before income taxes and cumulative effect of change in accounting principle.

                                               DECEMBER 31,
                       ----------------------------------------------------------
                              2003                2002                2001
                       ------------------  ------------------  ------------------
                       CARRYING    FAIR    Carrying   Fair     Carrying   Fair
                        AMOUNT    VALUE     Amount    Value     Amount    Value
                       --------  --------  --------  --------  --------  --------
PUBLICLY TRADED DEBT.. $505,621  $574,106  $508,134  $543,971  $603,762  $598,529
NON-TRADED DEBT.......    8,786     8,068    13,549    12,390    13,184    12,571

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (thousands of dollars unless otherwise indicated)

A receivable of $9,841 for the remaining amounts due under the program is included in Other assets.

     IMPAIRMENT OF LONG-LIVED ASSETS. Management evaluates the recoverability and estimated remaining lives of long-lived assets at each balance sheet date. An impairment or change in useful life is recorded whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed in accordance with SFAS No. 144. See Note 3.

     GOODWILL. Goodwill represents the cost in excess of fair value of net assets acquired in business combinations accounted for by the purchase method. For acquisitions prior to July 1, 2001, goodwill was amortized until December 31, 2001 on a straight-line basis over the expected period of benefit ranging from 10 to 40 years. Accumulated amortization of goodwill was $104,746 as of December 31, 2001. Effective January 1, 2002, the Company adopted SFAS No. 142 that discontinues amortization of goodwill and requires goodwill to be tested periodically for impairment. See Note 3.

     INTANGIBLES. Intangible assets include trademarks, non-compete covenants and certain intangible property rights. Prior to January 1, 2002, intangible assets were amortized on a straight-line basis over the expected period of benefit ranging from 2 to 40 years. Effective January 1, 2002, pursuant to the adoption of SFAS No. 142, trademarks have been classified as indefinite-lived assets and are no longer amortized. The cost of non-compete covenants and certain intangible property rights continue to be amortized on a straight-line basis over the expected period of benefit as follows:

                                         Useful Life
                                         -----------
Non-compete covenants.................  2 - 10 years
Certain intangible property rights....  3 - 20 years

     Accumulated amortization of intangible assets, net of write-offs of fully-amortized intangible assets in 2001, was $99,832, $99,524 and $99,797 at December 31, 2003, 2002, and 2001, respectively. See Note 3.

     PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment is stated on the basis of cost. Depreciation is provided principally by the straight-line method. The major classes of assets and ranges of depreciation rates are as follows:

Buildings.......................   2% -  6-2/3%
Machinery and equipment.........   4% - 33-1/3%
Furniture and fixtures..........   5% - 33-1/3%
Automobiles and trucks..........  10% - 33-1/3%

     LETTERS OF CREDIT. The Company occasionally enters into standby letter of credit agreements to guarantee various operating activities. These agreements, which expire in 2004, provide credit availability to the various beneficiaries if certain contractual events occur. Amounts outstanding under these agreements totaled $13,282, $13,273 and $14,400 at December 31, 2003, 2002, and 2001,
respectively.

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

     COMPREHENSIVE INCOME. At December 31, 2003 and 2002, the ending accumulated balance of Cumulative other comprehensive loss consisted of adjustments for foreign currency translation of $221,926 and $252,838, respectively, and a minimum pension liability of $8,252 and $8,334, respectively. At December 31, 2001, the ending accumulated balance of Cumulative other comprehensive loss consisted solely of foreign currency translation adjustments.

     REVENUE RECOGNITION. All revenues are recognized when products are shipped and title has passed to unaffiliated customers.

     ALLOWANCE FOR DOUBTFUL ACCOUNTS. The Company records an allowance for doubtful accounts to reduce accounts receivable to their net realizable value. The allowance is based upon an analysis of historical bad debts, a review of the aging of accounts receivables and the current creditworthiness of customers.

     SHIPPING AND HANDLING COSTS. All costs the Company incurs to ship products are included in Cost of goods sold in the Statements of Consolidated Income.

     TECHNICAL EXPENDITURES. Total technical expenditures include research and development costs, quality control, product formulation expenditures and other similar items. Research and development costs included in technical expenditures were $34,391, $36,019 and $37,193 for 2003, 2002, and 2001, respectively.

     ADVERTISING EXPENSES. The cost of advertising is expensed as incurred. The Company incurred $238,754, $221,572 and $236,259 in advertising costs during 2003, 2002, and 2001, respectively.

     ENVIRONMENTAL MATTERS. Capital expenditures for ongoing environmental compliance measures are recorded in the Consolidated Balance Sheets, and related

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

expenses are included in the normal operating expenses of conducting business. The Company is involved with environmental investigation and remediation activities at some of its current and former sites and at a number of third-party sites. The Company accrues for environmental remediation-related activities for which commitments or clean-up plans have been developed and for which costs can be reasonably estimated based on industry standards and historical experience. All accrued amounts are recorded on an undiscounted basis. Accrued environmental remediation-related expenses include direct costs of investigation and remediation and indirect costs such as compensation and benefits for employees directly involved in the investigation and remediation activities and fees paid to outside engineering, consulting and law firms. See Notes 8 and 12.

     EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN AND PREFERRED STOCK. The Company accounts for the Employee Stock Purchase and Savings Plan (ESOP) in accordance with SOP No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans." The Company recognizes compensation expense for amounts contributed to the ESOP and the ESOP uses dividends on unallocated preferred shares to service debt. Unallocated preferred shares held by the ESOP are not considered outstanding in calculating earnings per share of the Company. See Note 10.

     STOCK-BASED COMPENSATION. At December 31, 2003, the Company had two stock-based compensation plans accounted for under the recognition and measurement principles of Accounting Principles Board Opinion (APBO) No. 25, "Accounting for Stock Issued to Employees," and related interpretations, as more fully described in Note 11. Pro-forma information regarding the impact of stock-based compensation on net income and earnings per share is required by SFAS No. 123, "Accounting for Stock-Based Compensation." Such pro-forma information, determined as if the Company had accounted for its employee stock options under the fair value method of that statement, is illustrated in the following table:

                               2003       2002       2001
                             --------   --------   --------
NET INCOME, AS REPORTED....  $332,058   $127,565   $263,158
ADD: TOTAL STOCK-BASED
 COMPENSATION EXPENSE
 INCLUDED IN THE
 DETERMINATION OF NET
 INCOME AS REPORTED, NET
 OF RELATED TAX EFFECTS....     3,667      2,013        735
LESS: TOTAL STOCK-BASED
 COMPENSATION EXPENSE
 DETERMINED UNDER FAIR
 VALUE BASED METHOD FOR
 ALL AWARDS, NET OF
 RELATED TAX EFFECTS.......   (12,138)   (11,455)   (10,001)
                             --------   --------   --------
PRO-FORMA NET INCOME.......  $323,587   $118,123   $253,892
                             ========   ========   ========
INCOME PER SHARE:
 BASIC - AS REPORTED.......  $   2.29   $    .85   $   1.69
 BASIC - PRO-FORMA.........  $   2.23   $    .79   $   1.63
 DILUTED - AS REPORTED.....  $   2.26   $    .84   $   1.68
 DILUTED - PRO-FORMA.......  $   2.20   $    .78   $   1.62

     The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for all options granted:

                                             2003    2002      2001
                                           ------   ------   ------
RISK-FREE INTEREST RATE .................    2.24%    2.15%    4.00%
EXPECTED LIFE OF OPTION .................  3 YEARS  3 Years  3 Years
EXPECTED DIVIDEND YIELD OF STOCK.........    2.28%    2.18%    2.00%
EXPECTED VOLATILITY OF STOCK ............    .290     .333     .353

     The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, it is management's opinion that the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     EARNINGS PER SHARE. Shares of preferred stock held in an unallocated account of the ESOP (see Note 10) and common stock held in a revocable trust (see Note 9) are not considered outstanding shares for basic or diluted income per share calculations. All references to "shares or per share information" throughout this report relate to common shares, unless otherwise indicated. Basic income per common share amounts are computed based on the weighted-average number of common shares outstanding during the year. Diluted income per common share amounts are computed based on the weighted-average number of common shares outstanding plus all dilutive securities potentially outstanding during the

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (thousands of dollars unless otherwise indicated)

year. See Note 14. All references to income or losses per common share throughout this report are stated on a diluted per common share basis, unless otherwise indicated.

     PRODUCT WARRANTIES. The Company offers product warranties for certain products. The specific terms and conditions of such warranties vary depending on the product or customer contract requirements. Management estimates and accrues the costs of unsettled product warranty claims based on historical results and experience. Management periodically assesses the adequacy of the accrual for product warranty claims and adjusts the accrual as necessary.

     Changes in the Company's accrual for product warranty claims during 2003, 2002 and 2001, including customer satisfaction settlements during the year, were as follows:

                               2003       2002       2001
                             --------   --------   --------
Balance at January 1 ......  $ 15,510   $ 14,074   $ 13,783
Charges to expense .......     28,745     25,023     28,771
Settlements ...............   (27,700)   (23,587)   (28,480)
                             --------   --------   --------
Balance at December 31 ....  $ 16,555   $ 15,510   $ 14,074
                             ========   ========   ========

     IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS. In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Interpretation No. 46 requires variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risks and rewards of ownership among their owners and other parties involved. Adoption of Interpretation No. 46 did not have an effect on the Company's results of operations, financial condition or liquidity. See non-traded investments section above for the Company's variable interest entities. In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 requires that certain financial instruments, which under previous guidance could be accounted for as equity, be classified as liabilities in statements of financial position. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. Adoption of SFAS No. 150 did not have an effect on the Company's results of operations, financial condition or liquidity. In December 2003, the FASB issued Financial Staff Position (FSP) No. 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." In accordance with FSP No. 106-1, the Company has elected to defer recognizing the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 in the accounting for the health care benefits under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and in providing disclosures related to the health care benefits required by revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," until authoritative guidance on the accounting for the federal subsidy is issued (see
Note 6). Management has not yet determined the effect FSP No. 106-1 will have on the Company's results of operations, financial condition or liquidity.

     RECLASSIFICATION. Certain amounts in the 2002 and 2001 consolidated financial statements have been reclassified to conform with the 2003 presentation.

NOTE 2--CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

     Effective January 1, 2002, the Company adopted SFAS No. 142. In accordance with SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized. Excluding after-tax amortization expense of $24,090 from 2001 to be comparable with 2003 and 2002, net income would have been $287,248 or $1.83 per diluted common share in 2001.

     During the first quarter of 2002, the Company completed the transitional impairment test required by SFAS No. 142 and recognized an impairment charge of $247,612 ($183,136 after taxes or $1.21 per diluted common share) to reduce the carrying values of goodwill and certain indefinite-lived intangible assets to their estimated fair values. The transitional impairment charge was accounted for as a cumulative effect of change in accounting principle. The transitional impairment charge for goodwill totaled $129,392 ($105,714 after taxes or $.70 per diluted common share) and related primarily to international operations in the International Coatings and Automotive Finishes Segments. Weakened foreign currency exchange rates and economic conditions, particularly in South America, negatively impacted profit and cash flow in U.S. dollars. The transitional impairment charge for indefinite-lived intangible assets aggregated $118,220 ($77,422 after taxes or $.51 per diluted common share). The impairment of indefinite-lived intangible assets related principally to trademarks in the Consumer Segment associated with the acquisition of Thompson Minwax Holding Corp. and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

was due primarily to a shortfall in sales from levels anticipated at the time of acquisition. In addition, certain trademarks in the International Coatings Segment were impaired. Fair values are estimated separately for goodwill and indefinite-lived intangible assets using a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each group of assets.

NOTE 3--GOODWILL AND INTANGIBLE ASSETS

     During 2003, the Company recorded additions of $19,555 in intangible assets, primarily related to the acquisition of Accurate Dispersions, with $17,540 of technology-based assets allocated to all other intangible assets. Acquired intangible assets subject to amortization are amortized over weighted-average periods of seven years for software and 17 years for all other intangible assets. No significant residual value is estimated for these assets.

     Goodwill and intangible assets that are no longer amortized are required by SFAS No. 142 to be periodically tested for impairment. October 1 has been established for the annual impairment review of goodwill and indefinite-lived intangible assets. Fair values are estimated separately for goodwill and indefinite-lived intangible assets using a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each group of assets. The annual impairment review performed as of October 1, 2003 resulted in reductions in the carrying value of certain indefinite-lived intangible assets of $1,013, which was charged to Selling, general and administrative expenses. The impairment of indefinite-lived intangible assets related to lower-than-anticipated sales of certain acquired domestic brands. Also, during the fourth quarter of 2003, an impairment of capitalized costs of software occurred due to the replacement and significant changes in the utilization of certain software. A reduction in the carrying value of capitalized software costs of $3,784 and $7,657 was charged to Selling, general and administrative expenses in the Consumer and Administrative Segments, respectively.

     During the first quarter of 2002, a devaluation of the Argentine peso indicated that an impairment of other long-lived assets for the Argentina subsidiary was probable. Fair values and the resulting impairment were determined in accordance with SFAS No. 144. A reduction of $8,997 in the carrying value of other long-lived assets of the Automotive and International Coatings Segments' Argentina reporting units was charged to Cost of goods sold ($6,502) and Selling, general and administrative expenses ($2,495) in the first quarter of 2002. The annual impairment review of all appropriate assets performed as of October 1, 2002 resulted in reductions in the carrying values of goodwill of $2,401 and indefinite-lived intangible assets of $1,206. The total of $3,607 was charged to Cost of goods sold ($801) and Selling, general and administrative expenses ($2,806) in the fourth quarter of 2002. The impairment of goodwill related to a cash flow shortfall in certain international operations acquired in the acquisition of Thompson Minwax Holding Corp. and the impairment of indefinite-lived intangible assets related to lower-than-anticipated sales of certain acquired domestic and international brands. Also, during the fourth quarter of 2002, an impairment of other long-lived assets in the Consumer Segment was deemed probable relating to the capitalized costs of software due to the replacement and significant changes in the utilization of certain software. A reduction in the carrying value of capitalized software costs of $7,344 was charged to Selling, general and administrative expenses.

     Amortization of finite-lived intangible assets is as follows for the next five years: $12,400 in 2004, $10,000 in 2005, $8,400 in 2006, $7,600 in 2007 and
$6,300 in 2008.

     SFAS No. 142 required a complete review of the useful life and classification of all intangible and other assets. As a result, certain assets have been reclassified from Other assets to Intangible assets in the 2001 accompanying Consolidated Balance Sheet to conform to the 2003 and 2002 classifications.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (thousands of dollars unless otherwise indicated)

A summary of changes in the Company's carrying value of goodwill by reportable operating segment is as follows:

                                                                         Automotive    International   Consolidated
              Goodwill                    Paint Stores     Consumer       Finishes        Coatings        Totals
              --------                    ------------   ------------   ------------   -------------   ------------
Balance at January 1, 2001 .............  $     81,132   $    463,763   $     55,860   $     104,792   $    705,547
   Acquisitions ........................         4,905                                           727          5,632
   Amortization ........................        (3,747)       (13,697)        (1,825)         (2,870)       (22,139)
   Currency and other adjustments ......          (404)           (12)        (4,404)        (11,823)       (16,643)
                                          ------------   ------------   ------------   -------------   ------------
Balance at December 31, 2001 ...........        81,886        450,054         49,631          90,826        672,397
   Acquisitions ........................        13,230                         1,417                         14,647
   Transitional impairments ............        (5,387)       (16,571)       (19,009)        (88,425)      (129,392)
   Impairment charged to operations ....                                                      (2,401)        (2,401)
   Currency and other adjustments ......                          746         (3,790)                        (3,044)
                                          ------------   ------------   ------------   -------------   ------------
BALANCE AT DECEMBER 31, 2002 ...........        89,729        434,229         28,249                        552,207
   ACQUISITIONS ........................                       11,855                                        11,855
   CURRENCY AND OTHER ADJUSTMENTS ......            74             42           (647)                          (531)
                                          ------------   ------------   ------------   -------------   ------------
BALANCE AT DECEMBER 31, 2003 ...........  $     89,803   $    446,126   $     27,602   $               $    563,531
                                          ============   ============   ============   =============   ============

A summary of the Company's carrying value of intangible assets is as follows:

                                                   Finite-lived intangible assets        Trademarks        Total
                                                ------------------------------------   with indefinite   intangible
                                                 Software    All other     Subtotal         lives          assets
                                                ----------   ----------   ----------   ---------------   ----------
DECEMBER 31, 2003
-----------------
WEIGHTED-AVERAGE AMORTIZATION PERIOD ........    11 YEARS     15 YEARS     12 YEARS
GROSS .......................................   $   53,163   $   82,974   $  136,137   $       150,897   $  287,034
ACCUMULATED AMORTIZATION ....................       (2,959)     (59,295)     (62,254)          (37,578)     (99,832)
                                                ----------   ----------   ----------   ---------------   ----------
   NET VALUE ................................   $   50,204   $   23,679   $   73,883   $       113,319   $  187,202
                                                ==========   ==========   ==========   ===============   ==========
December 31, 2002
-----------------
Weighted-average amortization period ........    12 years     14 years     12 years
Gross .......................................   $   65,157   $   70,200   $  135,357   $       150,206   $  285,563
Accumulated amortization ....................       (8,449)     (54,311)     (62,760)          (36,764)     (99,524)
                                                ----------   ----------   ----------   ---------------   ----------
   Net value ................................   $   56,708   $   15,889   $   72,597   $       113,442   $  186,039
                                                ==========   ==========   ==========   ===============   ==========
December 31, 2001
-----------------
Weighted-average amortization period ........     12 years     15 years     13 years
Gross .......................................   $   68,917   $   66,854   $  135,771   $       268,532   $  404,303
Accumulated amortization ....................      (11,900)     (49,375)     (61,275)          (38,522)     (99,797)
                                                ----------   ----------   ----------   ---------------   ----------
   Net value ................................   $   57,017   $   17,479   $   74,496   $       230,010   $  304,506
                                                ==========   ==========   ==========   ===============   ==========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

NOTE 4 -- INVENTORIES

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

                                         2003          2002          2001
                                      ----------    ----------    ----------
PERCENTAGE OF TOTAL
   INVENTORIES ON LIFO ............           88%           87%           88%
EXCESS OF FIFO OVER LIFO ..........   $   96,591    $  100,226    $  112,669
INCREASE (DECREASE) IN
   NET INCOME DUE TO LIFO .........        2,213         8,088        (1,567)
INCREASE (DECREASE) IN
   NET INCOME PER SHARE
   DUE TO LIFO ....................          .02           .05          (.01)

NOTE 5 -- DISPOSITION AND TERMINATION OF OPERATIONS

         Management is continually re-evaluating the Company's operating facilities against its long-term strategic goals. Prior to January 1, 2003, upon commitment to a formal shutdown plan of an operating facility, provisions were made for all estimated qualified exit costs in accordance with EITF No. 94-3. Effective January 1, 2003, the Company recognizes liabilities associated with exit or disposal activities as incurred in accordance with SFAS No. 146. Qualifying exit costs primarily include post-closure rent expenses, incremental post-closure costs and costs of employee terminations. Adjustments may be made to prior provisions for qualified exit costs if information becomes available upon which more accurate amounts can be reasonably estimated. Provisions for qualifying exit costs and subsequent adjustments are summarized in the table below. Concurrently, property, plant and equipment is tested for impairment in accordance with SFAS No. 144 and, if impairment exists, the carrying value of the related assets is reduced to estimated fair value. Charges for the impairment of long-lived assets held for disposal, included in Other expense - net, was $6,402 in 2001. There was no charge for the impairment of long-lived assets in 2003 or 2002. Adjustments may be made for subsequent revisions in estimated fair value, not to exceed original asset carrying value before impairment. Adjustments of $22 and $34 were made at December 31, 2003 and 2002, representing reductions in expense.

         During 2003, a formal plan was approved to close one manufacturing facility in the Consumer Segment. In accordance with SFAS No. 146, no exit costs related to this facility were accrued during 2003. At the time of closure in 2004, the anticipated exit costs are not expected to be significant. The useful lives of the assets related to this facility were reduced in accordance with SFAS No. 144. No formal shutdown plans were approved during 2002. During the fourth quarter of 2001, formal plans were approved to close two manufacturing facilities in the Paint Stores and Consumer Segments. Qualified exit costs were accrued and asset impairment charges recorded for all of these facilities.

         The following table summarizes the activity and remaining liabilities associated with qualified exit costs:

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (thousands of dollars unless otherwise indicated)

                                                                           Actual       Adjustments to
                                          Balance at    Provisions in   expenditures   prior provisions    Balance at
                                         December 31,   Cost of goods    charged to        in Other       December 31,
     Exit Plan                               2002           sold           accrual       expense - net        2003
--------------------------------------   ------------   -------------   ------------   ----------------   ------------
CONSUMER MANUFACTURING FACILITY:
 SEVERANCE AND RELATED COSTS .........   $        133                   $       (133)
 OTHER EXIT COSTS ....................          2,790                           (641)  $            (91)  $      2,058
PAINT STORES MANUFACTURING FACILITY:
 OTHER EXIT COSTS ....................            333                           (105)              (228)
EXIT COSTS INITIATED PRIOR TO 2001....         13,221                           (700)               333         12,854
                                         ------------   -------------   ------------   ----------------   ------------
TOTALS ...............................   $     16,477                   $     (1,579)  $             14   $     14,912
                                         ============   =============   ============   ================   ============

                                                                           Actual       Adjustments to
                                          Balance at    Provisions in   expenditures   prior provisions    Balance at
                                         December 31,   Cost of goods    charged to        in Other       December 31,
     Exit Plan                               2001           sold           accrual       expense - net        2002
--------------------------------------   ------------   -------------   ------------   ----------------   ------------
Consumer manufacturing facility:
 Severance and related costs .........   $      1,454                   $     (1,321)                     $        133
 Other exit costs ....................          1,946                           (256)  $          1,100          2,790
Paint Stores manufacturing facility:
 Severance and related costs .........            710                           (667)               (43)
 Other exit costs ....................            290                                                43            333
Exit costs initiated prior to 2001....         15,479                         (1,420)              (838)        13,221
                                         ------------   -------------   ------------   ----------------   ------------
Totals ...............................   $     19,879                   $     (3,664)  $            262   $     16,477
                                         ============   =============   ============   ================   ============

                                                                           Actual       Adjustments to
                                          Balance at    Provisions in   expenditures   prior provisions    Balance at
                                         December 31,   Cost of goods    charged to        in Other       December 31,
     Exit Plan                               2000           sold           accrual       expense - net        2001
--------------------------------------   ------------   -------------   ------------   ----------------   ------------
Consumer manufacturing facility:
 Severance and related costs .........                  $       1,454                                     $      1,454
 Other exit costs ....................                          1,946                                            1,946
Paint Stores manufacturing facility:
 Severance and related costs .........                            710                                              710
 Other exit costs ....................                            290                                              290
Exit costs initiated prior to 2001....   $     17,903                   $     (3,326)  $            902         15,479
                                         ------------   -------------   ------------   ----------------   ------------
Totals ...............................   $     17,903   $       4,400   $     (3,326)  $            902   $     19,879
                                         ============   =============   ============   ================   ============

         Less than 5 percent of the ending accrual for qualified exit costs at December 31, 2003 relates to facilities shutdown in 2001 that are expected to be incurred by the end of 2004. The remaining portion of the ending accrual primarily represents post-closure contractual and demolition expenses related to certain owned facilities which are closed and being held for disposal or involved in ongoing environmental-related remediation activities. The Company cannot reasonably estimate when such matters will be concluded to permit disposition.

NOTE 6 -- HEALTH CARE, PENSION AND OTHER BENEFITS

         The Company provides certain health care benefits for active employees. The plans are contributory and contain cost-sharing features such as deductibles and coinsurance. There were 16,286, 16,301 and 16,512 active employees entitled to receive benefits under these plans as of December 31, 2003, 2002 and 2001, respectively. The cost of these benefits for active employees, which includes claims incurred and claims incurred but not reported, amounted to $80,888, $70,169 and $68,158 for 2003, 2002, and 2001, respectively. The Company has a fund, to which it no longer intends to contribute, that provides for payment of health care benefits of qualified employees. Distributions from the fund were $8,542, $8,134 and $8,113 in 2003, 2002, and 2001, respectively.

   The Company provides pension benefits to substantially all employees through noncontributory defined

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

contribution or defined benefit plans.

         The Company's annual contribution for its domestic defined contribution pension plan, which is based on six percent of compensation for covered employees, was $41,531 and $41,569 for 2003 and 2002, respectively. Effective January 1, 2002, the domestic defined contribution pension plan ceased admitting new participants. Prior to January 1, 2002, the Company's annual contribution was based on five percent of compensation for covered employees and amounted to $35,991 in 2001. Assets in employee accounts of the domestic defined contribution pension plan are invested in various mutual funds as directed by the participants. These mutual funds do not own a significant number of shares of the Company's common stock.

         The Company's annual contribution for its foreign defined contribution pension plans, which is based on various percentages of compensation for covered employees up to certain limits, was $1,236, $1,260 and $1,458 for 2003, 2002, and 2001, respectively. Assets in employee accounts of the foreign defined contribution pension plans are invested in various mutual funds. These mutual funds do not own a significant number of shares of the Company's common stock.

         Effective January 1, 2002, the domestic salaried defined benefit pension plan, which was frozen since 1984, was revised to allow for new participants. Eligible domestic salaried employees hired or re-hired on or after January 1, 2002 become participants in the revised domestic salaried defined benefit pension plan upon completion of six months of service. All participants in the domestic salaried defined benefit pension plan prior to the revision will retain the previous defined benefit formula for computing benefits with certain modifications for active employees. All employees who become participants subsequent to January 1, 2002 will be credited with contribution credits that are the equivalent of six percent of their earnings. Contribution credits will be converted into units to account for each participant's benefits, although these units will not constitute an actual allocation of assets. These participants will receive a variable annuity benefit upon retirement or a distribution upon termination (if vested). The variable annuity benefit is subject to the hypothetical returns achieved on each participant's allocation of units from investments in various mutual funds as directed by the participant. Contribution credits to the revised domestic salaried defined benefit pension plan will be initially funded through the existing excess of plan assets over benefit obligations.

         Substantially all other employees not covered by domestic or foreign defined contribution pension plans or the revised domestic salaried defined benefit pension plan participate in various other smaller domestic or foreign defined benefit pension plans.

         The Company employs a total return investment approach for the domestic and foreign defined benefit pension plan assets. A mix of equities and fixed income investments are used to maximize the long-term return of assets for a prudent level of risk. In determining the expected long-term rate of return on defined benefit pension plan assets, management considers the historical rates of return, the nature of investments and an expectation of future investment strategies. At December 31, 2003, defined benefit pension plan assets were invested as follows:

                                             Domestic      Foreign
                                               Plans        Plans
                                               -----        -----
Equity investments........................      64%          67%
Fixed income investments..................      34%          32%
Cash and other investments................       2%           1%

         Included as equity investments in the domestic defined benefit pension plan at December 31, 2003 were 1,600,000 shares of the Company's common stock with a market value of $55,584, which was 10.4 percent of total domestic defined benefit pension plan assets. Dividends received during the year on Company common stock was $1,039.

         At December 31, 2003, one of the Company's foreign defined benefit pension plans was under-funded by $8,451 with a projected benefit obligation of $33,700, an accumulated benefit obligation of $27,535, and a fair value of plan assets of $19,084. In addition, the Company has one unfunded foreign defined benefit pension plan with an accumulated benefit obligation of $452. Contributions to the foreign defined benefit pension plans are expected to be $624 in 2004.

         The following table summarizes the obligations and assets of the defined benefit pension plans, which are all measured as of December 31:

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (thousands of dollars unless otherwise indicated)

                                                               Domestic                                  Foreign
                                                    Defined Benefit Pension Plans              Defined Benefit Pension Plans
                                                --------------------------------------    --------------------------------------
                                                   2003          2002          2001          2003          2002          2001
                                                ----------    ----------    ----------    ----------    ----------    ----------
ACCUMULATED BENEFIT OBLIGATION
   AT END OF YEAR ...........................   $  218,804    $  186,980    $  178,671    $   32,323    $   23,295    $   13,683
PROJECTED BENEFIT OBLIGATION:
   BALANCE AT BEGINNING OF YEAR .............   $  190,711    $  186,174    $  177,510    $   30,089    $   17,674    $   17,369
   SERVICE COST .............................        7,036         4,214         2,235         1,358           968           717
   INTEREST COST ............................       12,066        12,016        12,103         1,959         1,383           989
   ACTUARIAL LOSS (GAIN) ....................       30,276           218         5,273          (368)        8,313           514
   PLAN AMENDMENTS, MERGERS AND OTHER .......                      1,206           875         4,646           235           202
   EFFECT OF FOREIGN EXCHANGE ...............                                                  3,373         1,838          (448)
   BENEFITS PAID ............................      (15,824)      (13,117)      (11,822)         (875)         (322)       (1,669)
                                                ----------    ----------    ----------    ----------    ----------    ----------
   BALANCE AT END OF YEAR ...................      224,265       190,711       186,174        40,182        30,089        17,674
PLAN ASSETS:
   BALANCE AT BEGINNING OF YEAR .............      464,110       515,889       532,428        15,732        22,103        22,026
   ACTUAL RETURN ON PLAN ASSETS .............       88,023       (35,282)       (2,159)        4,765        (9,510)        1,192
   OTHER - NET ..............................       (2,969)       (3,380)       (2,558)        1,842         1,242         1,138
   EFFECT OF FOREIGN EXCHANGE ...............                                                  1,669         2,219          (584)
   BENEFITS PAID ............................      (15,824)      (13,117)      (11,822)         (875)         (322)       (1,669)
                                                ----------    ----------    ----------    ----------    ----------    ----------
   BALANCE AT END OF YEAR ...................      533,340       464,110       515,889        23,133        15,732        22,103
EXCESS (DEFICIENCY) OF PLAN ASSETS
   OVER PROJECTED BENEFIT OBLIGATION:
     BALANCE AT END OF YEAR .................      309,075       273,399       329,715       (17,049)      (14,357)        4,429
     UNRECOGNIZED ACTUARIAL LOSS (GAIN) .....      108,297       137,690        57,396        18,922        18,368          (662)
     UNRECOGNIZED PRIOR SERVICE COST ........        1,726         2,684         2,345           388
                                                ----------    ----------    ----------    ----------    ----------    ----------
EXCESS RECOGNIZED IN THE
   CONSOLIDATED BALANCE SHEETS ..............   $  419,098    $  413,773    $  389,456    $    2,261    $    4,011    $    3,767
                                                ==========    ==========    ==========    ==========    ==========    ==========
EXCESS RECOGNIZED IN THE CONSOLIDATED
   BALANCE SHEETS CONSISTS OF:
     DEFERRED PENSION ASSETS ................   $  419,098    $  413,773    $  389,456    $    1,069    $      816    $    4,131
     BENEFIT LIABILITY INCLUDED
        IN OTHER LONG-TERM LIABILITIES ......                                                 (6,982)       (7,391)
     BENEFIT LIABILITY INCLUDED
        IN OTHER ACCRUALS ...................                                                 (3,615)       (1,320)         (364)
     CUMULATIVE OTHER
        COMPREHENSIVE LOSS ..................                                                 11,789        11,906
                                                ----------    ----------    ----------    ----------    ----------    ----------
                                                $  419,098    $  413,773    $  389,456    $    2,261    $    4,011    $    3,767
                                                ==========    ==========    ==========    ==========    ==========    ==========
WEIGHTED-AVERAGE ASSUMPTIONS
   USED TO DETERMINE PROJECTED
   BENEFIT OBLIGATION:
     DISCOUNT RATE ..........................         6.00%         6.55%         6.75%         5.73%         5.50%         6.00%
     RATE OF COMPENSATION INCREASE ..........         4.00%         4.00%         4.50%         3.67%         3.50%         3.50%
WEIGHTED-AVERAGE ASSUMPTIONS USED TO
   DETERMINE NET PENSION (CREDIT) COST:
     DISCOUNT RATE ..........................         6.55%         6.75%         7.00%         5.50%         6.00%         6.50%
     EXPECTED LONG-TERM RATE OF RETURN
        ON ASSETS ...........................         8.00%         8.50%         8.50%         8.00%         8.50%         8.50%
     RATE OF COMPENSATION INCREASE ..........         4.00%         4.50%         5.00%         3.50%         3.50%         3.50%
NET PENSION (CREDIT) COST:
   SERVICE COST .............................   $    7,036    $    4,214    $    2,235    $    1,358    $      968    $      717
   INTEREST COST ............................       12,066        12,016        12,103         1,959         1,383           989
   EXPECTED RETURN ON ASSETS ................      (36,485)      (43,349)      (44,768)       (1,465)       (1,525)       (1,585)
   RECOGNITION OF:
     UNRECOGNIZED PRIOR SERVICE COST ........          958           867           850           294
     UNRECOGNIZED ACTUARIAL LOSS (GAIN) .....       11,100         1,935           123         1,107           478           (30)
                                                ----------    ----------    ----------    ----------    ----------    ----------
   NET PENSION (CREDIT) COST ................   $   (5,325)   $  (24,317)   $  (29,457)   $    3,253    $    1,304    $       91
                                                ==========    ==========    ==========    ==========    ==========    ==========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

         Employees of the Company who were hired prior to January 1, 1993 and who are not members of a collective bargaining unit, and certain groups of employees added through acquisitions, are eligible for health care and life insurance benefits upon retirement from active service, subject to the terms, conditions and limitations of the applicable plans. There were 4,727, 4,719 and 4,837 retired employees entitled to receive benefits as of December 31, 2003, 2002, and 2001, respectively. The plans are unfunded.

         The assumed health care cost trend rate for 2004 was revised during the year ended December 31, 2003 to 10.0 percent and 12.0 percent for participants under age 65 and age 65 and older, respectively. These trend rate assumptions decrease in each successive year until reaching 5.0 percent in 2014. Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement health care benefit obligation. A one-percentage-point change in assumed health care cost trend rates would have the following effects as of December 31, 2003:

                                                      One-Percentage-Point
                                                     -----------------------
                                                      Increase    (Decrease)
                                                     ----------   ----------
Effect on total of service and
   interest cost components ......................   $      583   $     (565)
Effect on the postretirement
   benefit obligation ............................   $   10,297   $   (9,864)

         A summary of the obligation for postretirement health care and life insurance benefits is as follows:

                                                                         Postretirement Benefits Other than Pensions
                                                                         --------------------------------------------
                                                                             2003            2002            2001
                                                                         ------------    ------------    ------------
BENEFIT OBLIGATION:
     BALANCE AT BEGINNING OF YEAR ....................................   $    261,807    $    267,118    $    247,936
     SERVICE COST ....................................................          4,334           3,898           3,753
     INTEREST COST ...................................................         16,787          16,567          16,301
     ACTUARIAL LOSS (GAIN) ...........................................         35,495          (3,806)         14,012
     PLAN AMENDMENTS .................................................                         (6,778)
     BENEFITS PAID ...................................................        (15,974)        (15,192)        (14,884)
                                                                         ------------    ------------    ------------
     BALANCE AT END OF YEAR ..........................................        302,449         261,807         267,118
UNFUNDED BENEFIT OBLIGATION RECOGNIZED IN
     THE CONSOLIDATED BALANCE SHEETS:
        UNFUNDED BENEFIT OBLIGATION AT END OF YEAR ...................       (302,449)       (261,807)       (267,118)
        UNRECOGNIZED ACTUARIAL LOSS ..................................         78,559          45,706          51,134
        UNRECOGNIZED PRIOR SERVICE CREDIT ............................         (8,963)        (12,848)         (8,879)
                                                                         ------------    ------------    ------------
UNFUNDED BENEFIT OBLIGATION RECOGNIZED IN
     THE CONSOLIDATED BALANCE SHEETS: ................................   $   (232,853)   $   (228,949)   $   (224,863)
                                                                         ============    ============    ============
UNFUNDED BENEFIT OBLIGATION RECOGNIZED IN THE
     CONSOLIDATED BALANCE SHEETS CONSISTS OF:
        BENEFIT LIABILITY INCLUDED IN OTHER LONG-TERM LIABILITIES ....   $   (216,853)   $   (213,749)   $   (209,963)
        BENEFIT LIABILITY INCLUDED IN OTHER ACCRUALS .................        (16,000)        (15,200)        (14,900)
                                                                         ------------    ------------    ------------
                                                                         $   (232,853)   $   (228,949)   $   (224,863)
                                                                         ============    ============    ============
WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE
     BENEFIT OBLIGATION:
        DISCOUNT RATE ................................................           6.00%           6.55%           6.75%
        HEALTH CARE COST TREND RATE - PRE-65 .........................          10.00%           8.90%           9.50%
        HEALTH CARE COST TREND RATE - POST-65 ........................          12.00%           8.90%           9.50%
WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE
     NET PERIODIC BENEFIT COST:
        DISCOUNT RATE ................................................           6.55%           6.75%           7.00%
        HEALTH CARE COST TREND RATE ..................................           8.90%           9.50%           6.00%
NET PERIODIC BENEFIT COST:
     SERVICE COST ....................................................   $      4,334    $      3,898    $      3,753
     INTEREST COST ...................................................         16,787          16,567          16,301
     RECOGNITION OF:
        UNRECOGNIZED PRIOR SERVICE CREDIT ............................         (3,885)         (3,885)         (2,809)
        UNRECOGNIZED ACTUARIAL LOSS ..................................          2,546           2,341             660
                                                                         ------------    ------------    ------------
     NET PERIODIC BENEFIT COST .......................................   $     19,782    $     18,921    $     17,905
                                                                         ============    ============    ============

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (thousands of dollars unless otherwise indicated)

         On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In accordance with FSP No. 106-1, the Company has elected to defer recognizing the effects of the Act in the accounting for the health care benefits under SFAS No. 106 and in providing disclosures related to the health care benefits required by revised SFAS No. 132 until authoritative guidance on the accounting for the federal subsidy is issued. Accordingly, any measures of the accumulated postretirement benefit obligation or net periodic postretirement benefit cost do not reflect the effect of the Act. Authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require the Company to change previously reported information.

NOTE 7 -- LONG-TERM DEBT

                                                          Due Date        2003         2002         2001
                                                        ------------   ----------   ----------   ----------
6.85% Notes .........................................       2007       $  203,173   $  204,202   $  199,839
7.375% Debentures ...................................       2027          149,921      149,917      149,914
7.45% Debentures ....................................       2097          147,932      149,420      149,414
5% to 8.5% Promissory Notes .........................   Through 2007        1,285        1,643        3,319
9.875% Debentures ...................................       2016            1,500        1,500        1,500
10.25% Promissory Note partially secured
   by land and building .............................       2003                                      1,108
                                                                       ----------   ----------   ----------
   Long-term debt before SFAS No. 133 adjustments ...                     503,811      506,682      505,094
Fair value adjustments to 6.85% Notes in
   accordance with SFAS No. 133 .....................                        (819)                   (1,577)
                                                                       ----------   ----------   ----------
                                                                       $  502,992   $  506,682   $  503,517
                                                                       ==========   ==========   ==========

         Maturities of long-term debt are as follows for the next five years:
$10,596 in 2004; $749 in 2005; $34 in 2006; $199,984 in 2007, and $47 in 2008.

         Interest expense on long-term debt was $37,460, $37,029, and $44,582 for 2003, 2002, and 2001, respectively.

         Among other restrictions, the Company's Notes, Debentures and revolving credit agreement contain certain covenants relating to liens, merger and sale of assets, consolidated net worth and change of control as defined in the agreements. In the event of default under any one of these arrangements, acceleration of the maturity of any one or more of these borrowings may result. The Company is in compliance with all covenants.

         During 2003, the Company entered into two separate interest rate swap contracts. Both interest rate swap contracts were with a bank to hedge against changes in the fair value of a portion of the Company's 6.85% Notes. Each interest rate swap contract had a notional amount of $25,000. The Company agreed to receive interest at a fixed rate of 6.85% and pay interest at six-month London Interbank Offered Rates plus points that vary by contract. These contracts were designated as perfect fair value hedges of the 6.85% Notes. Accordingly, changes in the fair value of these contracts were recorded as assets or liabilities and offset changes in the carrying value of the 6.85% Notes. The fair value of the interest rate swap contracts represents unrealized losses of $819 at December 31, 2003 and is included in Other long-term liabilities. The weighted average interest rate on these contracts was 5.35% at December 31, 2003. Management believes the risk of incurring losses related to credit risk of these contracts is remote.

         During 2001, the Company entered into four separate interest rate swap contracts and entered into an additional two interest rate swap contracts in 2002. All six interest rate swap contracts were with a bank to hedge against changes in the fair value of a portion of the Company's 6.85% Notes. Each interest rate swap contract had a notional amount of $25,000. The Company agreed to receive interest at a fixed rate of 6.85% and pay interest at six-month London Interbank Offered Rates plus points that vary by contract. These contracts were designated as perfect fair value hedges of the 6.85% Notes. Accordingly, changes in the fair value

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

of these contracts were recorded as assets or liabilities and offset changes in the carrying value of the 6.85% Notes. During 2002, the Company unwound all of the interest rate swap contracts and received a net premium of $4,762 from the bank for discontinuation of the contracts. The net premium increased the carrying amount of the 6.85% Notes and is being amortized to income over the remaining maturity of the Notes using the effective interest method. At December 31, 2001, the fair value of the four separate interest rate swap contracts represented unrealized losses of $1,577 which was included in Other long-term liabilities. The weighted-average interest rate on these four swap contracts was
3.98 percent at December 31, 2001. There were no interest rate swap agreements outstanding at December 31, 2002.

         The Company has a multi-year amended revolving credit agreement. The current agreement with an effective date of January 3, 2001 is a multi-year agreement aggregating $608,000, with $190,400, and $417,600 expiring on January 3, 2005 and 2006, respectively. There were no borrowings outstanding under the revolving credit agreement during all years presented.

         There were no borrowings outstanding under the Company's commercial paper program at December 31, 2003, 2002 and 2001, respectively. The Company uses the revolving credit agreement to satisfy its commercial paper program's dollar for dollar liquidity requirement. Effective January 3, 2004, the aggregate maximum borrowing capacity under the revolving credit agreements limits the commercial paper program to a maximum borrowing capability of $608,000.

         On October 6, 1997, the Company issued $50,000 of debt securities consisting of 5.5% notes, due October 15, 2027, with provisions that the holders, individually or in the aggregate, may exercise a put option annually on October 15th that would require the Company to repay the securities. On October 15, 2000 and 1999, individual debt security holders exercised put options requiring the Company to repay an aggregate of $46,905 of these debt securities. The remaining balance of these debt securities of $3,095 is included in Current portion of long-term debt at December 31, 2003, 2002 and 2001.

         On December 8, 1997, the Company filed a shelf registration with the Securities and Exchange Commission covering $150,000 of unsecured debt securities with maturities greater than nine months from the date of issue. The registration was effective December 24, 1997. The Company may issue these securities from time to time in one or more series and will offer the securities on terms determined at the time of sale. There were no borrowings outstanding under this registration at December 31, 2003, 2002, and 2001.

         On August 18, 1998, the Company filed a universal shelf registration statement with the Securities and Exchange Commission to issue debt securities, common stock and warrants up to $1,500,000. The registration was effective September 8, 1998. There were no borrowings outstanding under this registration at December 31, 2003, 2002, and 2001.

NOTE 8 -- OTHER LONG-TERM LIABILITIES

         The operations of the Company, like those of other companies in our industry, are subject to various federal, state and local environmental laws and regulations. These laws and regulations not only govern current operations and products, but also impose potential liability on the Company for past operations. Management expects environmental laws and regulations to impose increasingly stringent requirements upon the Company and the industry in the future. Management believes that the Company conducts its operations in compliance with applicable environmental laws and regulations and has implemented various programs designed to protect the environment and promote continued compliance.

         The Company is involved with environmental investigation and remediation activities at some of its current and former sites (including sites which were previously owned and/or operated by businesses acquired by the Company). In addition, the Company, together with other parties, has been designated a potentially responsible party under federal and state environmental protection laws for the investigation and remediation of environmental contamination and hazardous waste at a number of third-party sites, primarily Superfund sites. In general, these laws provide that potentially responsible parties may be held jointly and severally liable for investigation and remediation costs regardless of fault. The Company may be similarly designated with respect to additional third-party sites in the future.

         The Company initially provides for estimated costs of environmental-related activities relating to its past operations and third-party sites for which commitments or clean-up plans have been developed and when such costs can be reasonably estimated based on industry standards and historical experience. These estimated costs are determined based on currently available facts regarding each site. If the best estimate of costs can only

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (thousands of dollars unless otherwise indicated)

be identified as a range and no specific amount within that range can be determined more likely than any other amount within the range, the minimum of the range is provided. The unaccrued maximum of the estimated range of possible outcomes is $99,750 higher than the minimum. The Company continuously assesses its potential liability for investigation and remediation-related activities and adjusts its environmental-related accruals as information becomes available upon which more accurate costs can be reasonably estimated and as additional accounting guidelines are issued. Actual costs incurred may vary from these estimates due to the inherent uncertainties involved including, among others, the number and financial condition of parties involved with respect to any given site, the volumetric contribution which may be attributed to the Company relative to that attributed to other parties, the nature and magnitude of the wastes involved, the various technologies that can be used for remediation and the determination of acceptable remediation with respect to a particular site.

         Included in Other long-term liabilities at December 31, 2003, 2002, and 2001 were accruals for extended environmental-related activities of $107,688, $105,110 and $111,003 respectively. Estimated costs of current investigation and remediation activities of $25,697, $23,499 and $19,917 are included in Other accruals at December 31, 2003, 2002 and 2001, respectively.

         Three of the Company's current and former manufacturing sites account for the majority of the accrual for environmental-related activities and the unaccrued maximum of the estimated range of possible outcomes at December 31, 2003. Included in the accruals of $133,385 at December 31, 2003 is $71,840 related directly to these three sites. In the aggregate unaccrued exposure of $99,750 at December 31, 2003, $41,098 relates to the three manufacturing sites. While environmental investigations and remedial actions are in different stages at these sites, additional investigations, remedial actions and monitoring will likely be required at each site.

         Management cannot presently estimate the potential loss contingencies related to these sites or other less significant sites until such time as a substantial portion of the investigation at the sites is completed and remedial action plans are developed. In the event any future loss contingency significantly exceeds the current amount accrued, the recording of the ultimate liability may result in a material impact on net income for the annual or interim period during which the additional costs are accrued. Management does not believe that any potential liability ultimately attributed to the Company for its environmental-related matters will have a material adverse effect on the Company's financial condition, liquidity, or cash flow due to the extended period of time during which environmental investigation and remediation takes place. An estimate of the potential impact on the Company's operations cannot be made due to the aforementioned uncertainties.

         Management expects these contingent environmental-related liabilities to be resolved over an extended period of time. Management is unable to provide a more specific time frame due to the indefinite amount of time to conduct investigation activities at any site, the indefinite amount of time to obtain governmental agency approval, as necessary, with respect to investigation and remediation activities, and the indefinite amount of time necessary to conduct remediation activities.

NOTE 9 -- CAPITAL STOCK

         At December 31, 2003, there were 300,000,000 shares of common stock and 30,000,000 shares of serial preferred stock authorized for issuance. Of the authorized serial preferred stock, 3,000,000 shares have been designated as cumulative redeemable serial preferred stock which may be issued pursuant to the Company's shareholders' rights plan if the Company becomes the target of coercive and unfair takeover tactics and 1,000,000 shares have been designated as convertible participating serial preferred stock (see Note 10). An aggregate of 22,081,368 shares, 16,157,277 shares and 17,964,052 shares of common stock at December 31, 2003, 2002 and 2001, respectively, were reserved for future grants of restricted stock and the exercise and future grants of stock options. Common shares outstanding shown in the following table include 475,628 shares, 475,628 shares and 507,943 shares of common stock held in a revocable trust at December 31, 2003, 2002, and 2001, respectively. The revocable trust is used to accumulate assets for the purpose of funding the ultimate obligation of certain non-qualified benefit plans. Transactions between the Company and the trust are accounted for in accordance with EITF No. 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested," which requires the assets held by the trust be consolidated with the Company's accounts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

                                                                    Common shares   Common shares
                                                                     in Treasury     Outstanding
                                                                    -------------   -------------
Balance at January 1, 2001 ......................................      47,289,303     159,558,335
   Shares tendered as payment for options exercised .............          19,995         (19,995)
   Shares issued for exercise of stock options ..................                       1,031,486
   Shares tendered in connection with restricted stock grants ...          42,970         (42,970)
   Net shares issued under restricted stock grants ..............                         151,500
   Treasury stock purchased .....................................       6,700,000      (6,700,000)
                                                                    -------------   -------------
Balance at December 31, 2001 ....................................      54,052,268     153,978,356
   Shares tendered as payment for options exercised .............         173,044        (173,044)
   Shares issued for exercise of stock options ..................                       1,791,675
   Net shares issued under restricted stock grants ..............                          13,500
   Treasury stock purchased .....................................       6,700,000      (6,700,000)
                                                                    -------------   -------------
Balance at December 31, 2002 ....................................      60,925,312     148,910,487
   Shares tendered as payment for options exercised .............          23,950         (23,950)
   Shares issued for exercise of stock options ..................                       2,171,839
   Shares tendered in connection with restricted stock grants ...          75,669         (75,669)
   Net shares issued under restricted stock grants ..............                         401,000
   Treasury stock purchased .....................................       7,977,000      (7,977,000)
                                                                    -------------   -------------
Balance at December 31, 2003 ....................................      69,001,931     143,406,707
                                                                    =============   =============

NOTE 10 -- STOCK PURCHASE PLAN AND PREFERRED STOCK

         As of December 31, 2003, 12,524 employees contributed to the Company's ESOP, a voluntary defined contribution plan available to all eligible salaried employees. Effective January 1, 2002, the ESOP was amended to allow participants to contribute, on a pre-tax basis only, the lesser of 20 percent of their annual compensation or the maximum dollar amount allowed under the Internal Revenue Code. Such participant contributions may be invested in a variety of mutual funds or a Company common stock fund. Effective January 1, 2004, the ESOP was further amended to permit participants to diversify 100 percent of employee contributions previously allocated to the Company common stock fund into a variety of mutual funds. The Company matches current contributions up to 6 percent of annual compensation. Company matching contributions are required to be invested in the Company common stock fund. Prior to January 1, 2002, participants in the ESOP were allowed to contribute up to 11 percent of their annual compensation, up to 7 percent of which could be made on a pre-tax basis, to purchase common shares of the Company or invest in a government fund. Employees making contributions to purchase Company common stock received a matching contribution from the Company of 50 percent of the employee's pre- and post-tax contributions, up to a maximum of 7 percent of their annual compensation, plus an additional variable match based on the Company's return on equity (54 percent for the year ended 2001). See Note 6 for information related to changes in other annual contributions from the Company effective January 1, 2002.

         The Company made contributions to the ESOP on behalf of participating employees, representing amounts authorized by employees to be withheld from their earnings on a pre-tax basis, of $40,662, $38,921 and $27,374 in 2003, 2002, and 2001, respectively. The Company's matching contributions to the ESOP charged to operations were $31,331, $27,916 and $33,744 for 2003, 2002, and 2001, respectively.

         At December 31, 2003, there were 23,981,415 shares of the Company's common stock being held by the ESOP, representing 16.7 percent of the total number of voting shares outstanding. Shares of Company common stock credited to each member's account under the ESOP are voted by the trustee under instructions from each individual plan member. Shares for which no instructions are received, along with any unallocated shares held in the ESOP, are voted by the trustee in the same proportion as those for which instructions are received.

         On April 18, 2001, the Company issued 250,000 shares of convertible participating serial preferred stock, no par value with cumulative quarterly dividends of ten dollars per share (Preferred stock), for $250,000 to the ESOP. The ESOP financed the acquisition of the Preferred stock by borrowing $250,000 from the Company at the rate of 8 percent per annum. The Preferred stock was held in an unallocated account by the ESOP until

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (thousands of dollars unless otherwise indicated)

compensation expense related to the Company's contributions was earned at which time contributions were credited to the members' accounts. At December 31, 2002 and 2001, there were no allocated or committed-to-be-released shares of Preferred stock outstanding. The ESOP redeemed the remaining 41,806 shares of Preferred stock for cash in 2003. In 2002 and 2001, the ESOP redeemed 126,499 shares and 81,695 shares of Preferred stock for cash, respectively.

         On August 27, 2003, the Company issued 350,000 shares of Preferred stock for $350,000 to the ESOP. The ESOP financed the acquisition of the Preferred stock by borrowing $350,000 from the Company at the rate of 4.5 percent per annum. This borrowing is payable over ten years in equal quarterly installments. Each share of Preferred stock is entitled to one vote upon all matters presented to the Company's shareholders, and the holder of the Preferred stock and the holders of the common stock generally vote together as one class. The Preferred stock is held in an unallocated account by the ESOP until compensation expense related to the Company's contributions is earned at which time contributions will be credited to the members' accounts. The Preferred stock is redeemable and convertible into the Company's common stock at the option of the ESOP based on the relative fair value of the Preferred stock and common stock at time of conversion. In the event the Preferred stock is redeemed, the Company has the option to pay the redemption amount in cash, common stock or any combination thereof. At December 31, 2003, there were no allocated or committed-to-be-released shares of Preferred stock outstanding. The ESOP redeemed 65,343 shares of Preferred stock for cash in 2003.

NOTE 11 -- STOCK PLAN

         The Company's 2003 Stock Plan permits the granting of stock options, restricted stock and stock appreciation rights to eligible employees. The 2003 Stock Plan was adopted during 2002 to succeed the Company's 1994 Stock Plan that expired February 16, 2003, which succeeded the 1984 Stock Plan that expired February 15, 1994. Although no further grants may be made under either the 1994 or 1984 Stock Plan, all rights granted under such plans remain. The number of shares which may be awarded under the 2003 Stock Plan will not exceed 8,500,000 shares, plus the shares authorized but not granted under the 1994 Stock Plan as of the expiration thereof. No stock appreciation rights have been granted.

         Grants of restricted stock, which generally require four years of continuous employment from the date of grant before vesting and receiving the shares without restriction, have been awarded to certain officers and key employees under the 2003 and 1994 Stock Plans. The number of shares to be received without restriction under the 2003 Stock Plan is based on the Company's achievement of specified financial goals relating to average return on average equity and earnings before interest, taxes, depreciation and amortization. The number of shares to be received without restriction under the 1994 Stock Plan is based on the Company's performance relative to a peer group of companies. During 2003 and 2001, 199,500 shares and 116,000 shares, respectively, of restricted stock vested and were delivered to officers and key employees. No shares of restricted stock vested during 2002. There were 603,000 shares of restricted stock outstanding at December 31, 2003. Unamortized deferred compensation expense with respect to the restricted stock grants amounted to $12,853, $3,267 and $5,691 at December 31, 2003, 2002, and 2001, respectively, and is being amortized over the four-year vesting period. Deferred compensation expense aggregated $5,641, $3,097 and $1,130 in 2003, 2002 and 2001, respectively.

         A summary of restricted stock granted during 2003, 2002, and 2001 is as follows:

                                         2003           2002          2001
                                      -----------   -----------   -----------
SHARES GRANTED ....................       401,000        13,500       188,500
WEIGHTED-AVERAGE FAIR VALUE
   OF RESTRICTED SHARES
   GRANTED DURING YEAR ............   $     27.37   $     26.22   $     25.72

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

         A summary of the Company's non-qualified and incentive stock option activity and related information for the years ended December 31, 2003, 2002 and 2001 is shown in the following table:

                                                  2003                          2002                          2001
                                      ---------------------------   ---------------------------   ---------------------------
                                                       WEIGHTED-                     Weighted-                    Weighted-
                                                       AVERAGE                       Average                       Average
                                        OPTIONED       EXERCISE       Optioned       Exercise       Optioned       Exercise
                                         SHARES         PRICE          Shares         Price          Shares         Price
                                      ------------   ------------   ------------   ------------   ------------   ------------
Outstanding beginning of year .....     15,178,222   $      23.90     14,129,176   $      23.19     12,588,310   $      22.47
Granted ...........................      2,431,500          30.96      3,064,900          25.47      3,070,700          24.29
Exercised .........................     (2,171,839)         21.86     (1,791,675)         20.94     (1,031,486)         17.26
Canceled ..........................       (338,752)         26.37       (224,179)         24.03       (498,348)         24.10
                                      ------------   ------------   ------------   ------------   ------------   ------------
Outstanding end of year ...........     15,099,131   $      25.27     15,178,222   $      23.90     14,129,176   $      23.19
                                      ============   ============   ============   ============   ============   ============
Exercisable at end of year ........      9,716,381   $      23.91      9,258,221   $      23.69      7,681,476   $      23.75
Weighted-average fair value of
   options granted during year ....   $       5.76                  $       5.48                  $       5.36
Reserved for future grants ........      7,070,782                       979,055                     3,834,876

   Exercise prices for optioned shares outstanding as of December 31, 2003 ranged from $16.09 to $35.34. A summary of these options by range of exercise prices is as follows:

                                       Outstanding                             Exercisable
                       -------------------------------------------     --------------------------
                                                       Weighted-
                                                       Average
                                      Weighted-        Remaining                     Weighted-
      Range of          Optioned       Average        Contractual      Optioned       Average
  Exercise Prices        Shares     Exercise Price    Life (years)      Shares     Exercise Price
--------------------   ----------   --------------    ------------     --------    --------------
$16.09 - $ 22.89 ...    3,696,466   $        20.01        5.7          3,648,156   $        19.98
$24.31 - $ 35.34 ...   11,402,665            26.98        7.3          6,068,225            26.28
                       ----------   --------------   --------------   ----------   --------------
                       15,099,131   $        25.27        6.9          9,716,381   $        23.91
                       ==========   ==============   ==============   ==========   ==============

         The Company's 1997 Stock Plan for Nonemployee Directors provides for the granting of stock options and restricted stock to members of the Board of Directors who are not employees of the Company. There were 400,000 shares authorized as available for grant under the 1997 Stock Plan. The Board of Directors authorizes grants made pursuant to the 1997 Stock Plan. As of December 31, 2003, there were 216,667 shares available for grant under the 1997 Stock Plan.

         The Company has elected to follow APBO No. 25 and related interpretations, in accounting for its employee stock options. Under APBO No. 25, because the exercise price of the Company's employee stock options is not less than the market price of the shares at the date of grant, no compensation expense is recognized in the financial statements. See Note 1 for pro-forma information and the alternative fair value accounting provided for under SFAS No. 123.

NOTE 12 -- OTHER EXPENSE - NET

         Included in the Other expense - net caption of the Statements of Consolidated Income are the following:

                                         2003         2002         2001
                                      ----------   ----------   ----------
DIVIDEND AND ROYALTY
   INCOME .........................   $   (2,877)  $   (3,341)  $   (3,922)
NET EXPENSE (INCOME) OF
   FINANCING AND INVESTING
   ACTIVITIES .....................        9,071        7,284       (1,796)
PROVISIONS FOR ENVIRONMENTAL
   MATTERS - NET (SEE NOTE 8) .....       10,237        8,609        5,609
NET EXPENSE (INCOME)
   OF DISPOSITION AND
   TERMINATIONS OF
   OPERATIONS (SEE NOTE 5) ........           (8)         168        7,304
FOREIGN CURRENCY EXCHANGE
   LOSSES - NET ...................        1,460        8,435        2,277
OTHER INCOME ......................       (1,429)      (4,154)      (3,478)
OTHER EXPENSE .....................        2,177        4,470        8,791
                                      ----------   ----------   ----------
                                      $   18,631   $   21,471   $   14,785
                                      ==========   ==========   ==========

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (thousands of dollars unless otherwise indicated)

         The net expense (income) of financing and investing activities includes the net realized gains or losses from disposing of fixed assets, the net gain or loss relating to the change in the Company's investment in certain long-term asset funds and certain foreign entities, the net pre-tax expense associated with the Company's investment in broad-based corporate owned life insurance and fees related to debt issuance and financing services.

         Foreign currency exchange losses - net include foreign currency transaction gains and losses and realized and unrealized gains and losses from foreign currency option and forward contracts. All foreign currency option and forward contracts outstanding at December 31, 2003 have maturity dates of less than twelve months and are undesignated hedges with changes in fair value being recognized in earnings in accordance with SFAS No. 133. These derivative instrument values are included in either Other current assets or Other accruals and were immaterial at December 31, 2003, 2002 and 2001.

         Other income includes items of revenue and other gains that are unrelated to the primary business purpose of the Company. Each individual item of other income is immaterial; no single category of items exceeded $1,000.

         Other expense includes expense items and losses that are unrelated to revenues associated with the primary business purpose of the Company. Each individual item of other expense is immaterial. The only components of other expense that exceed $1,000 relate to joint venture losses of $1,500 in 2001 and a loss of $3,500 associated with long-term non-trade receivables in 2001.

NOTE 13 -- INCOME TAXES

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using the enacted tax rates and laws that are currently in effect. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2003, 2002 and 2001 are as follows:

                                         2003         2002         2001
                                      ----------   ----------   ----------
DEFERRED TAX ASSETS:
     DISPOSITIONS, ENVIRON-
          MENTAL AND OTHER
          SIMILAR ITEMS ...........   $   47,941   $   48,452   $   54,856
     OTHER ITEMS (EACH
          LESS THAN 5 PERCENT
          OF TOTAL ASSETS) ........      105,660      138,515      107,726
                                      ----------   ----------   ----------
             TOTAL DEFERRED
               TAX ASSETS .........   $  153,601   $  186,967   $  162,582
                                      ==========   ==========   ==========
DEFERRED TAX LIABILITIES:
     DEPRECIATION AND
          AMORTIZATION ............   $   49,634   $   29,082   $   49,164
     DEFERRED EMPLOYEE
          BENEFIT ITEMS ...........       61,981       63,165       58,535
                                      ----------   ----------   ----------
             TOTAL DEFERRED TAX
               LIABILITIES ........   $  111,615   $   92,247   $  107,699
                                      ==========   ==========   ==========

         Significant components of the provisions for income taxes are as follows:

                                         2003         2002         2001
                                      ----------   ----------   ----------
CURRENT:
   FEDERAL ........................   $  129,146   $  138,541   $  118,882
   FOREIGN ........................        5,719        9,549        9,893
   STATE AND LOCAL ................       16,131       16,410       16,839
                                      ----------   ----------   ----------
        TOTAL CURRENT .............      150,996      164,500      145,614
DEFERRED:
   FEDERAL ........................       32,299       20,770       15,374
   FOREIGN ........................        3,554       (1,498)      (2,458)
   STATE AND LOCAL ................        4,019        2,691        2,761
                                      ----------   ----------   ----------
        TOTAL DEFERRED ............       39,872       21,963       15,677
                                      ----------   ----------   ----------
TOTAL PROVISIONS FOR
     INCOME TAXES .................   $  190,868   $  186,463   $  161,291
                                      ==========   ==========   ==========

         Significant components of income before income taxes and cumulative effect of change in accounting principle as used for income tax purposes, are as follows:

                                         2003         2002         2001
                                      ----------   ----------   ----------
DOMESTIC ..........................   $  492,592   $  458,535   $  393,200
FOREIGN ...........................       30,334       38,629       31,249
                                      ----------   ----------   ----------
                                      $  522,926   $  497,164   $  424,449
                                      ==========   ==========   ==========

         A reconciliation of the statutory federal income tax rate to the effective tax rate follows:

                                      2003    2002    2001
                                      ----    ----    ----
STATUTORY FEDERAL
   INCOME TAX RATE ................   35.0%   35.0%   35.0%
   EFFECT OF:
     STATE AND LOCAL
        INCOME TAXES ..............    2.5     2.5     3.0
     INVESTMENT VEHICLES ..........   (0.6)    0.8     1.3
     OTHER - NET ..................   (0.4)   (0.8)   (1.3)
                                      ----    ----    ----
EFFECTIVE TAX RATE ................   36.5%   37.5%   38.0%
                                      ====    ====    ====

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

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

         The provisions for income taxes include estimated taxes payable on that portion of retained earnings of foreign subsidiaries expected to be received by the Company. A provision was not made with respect to $13,810 of retained earnings at December 31, 2003 that have been invested by foreign subsidiaries. It is not practicable to estimate the amount of unrecognized deferred tax liability for undistributed foreign earnings.

         Netted against the Company's other deferred tax assets are valuation reserves of $17,643, $14,459 and $10,200 at December 31, 2003, 2002, and 2001,
respectively, resulting from the uncertainty as to the realization of the tax benefits from certain foreign net operating losses and certain other foreign assets.

NOTE 14--NET INCOME PER SHARE

                                                    2003           2002           2001
                                                ------------   ------------   ------------
Income before cumulative effect of change
   in accounting principle...................   $    332,058   $    310,701   $    263,158
Cumulative effect of change in accounting
   principle - net of income taxes
   of $64,476 ...............................                      (183,136)
                                                ------------   ------------   ------------
Net income ..................................   $    332,058   $    127,565   $    263,158
                                                ============   ============   ============
BASIC
   Average common shares outstanding ........    144,846,933    150,437,900    155,557,085
   Per common share:
     Income before cumulative effect of
     change in accounting principle .........   $       2.29   $       2.07   $       1.69
     Cumulative effect of change in
        accounting principle ................                         (1.22)
                                                ------------   ------------   ------------
     Net income .............................   $       2.29   $        .85   $       1.69
                                                ============   ============   ============
DILUTED
   Average common shares outstanding ........    144,846,933    150,437,900    155,557,085
   Non-vested restricted stock grants .......        614,458        318,433        321,500
   Stock options -- treasury stock method ...      1,543,885      1,678,977      1,014,950
                                                ------------   ------------   ------------
   Average shares assuming dilution .........    147,005,276    152,435,310    156,893,535
                                                 ===========    ===========    ===========
   Per common share:
     Income before cumulative effect of
     change in accounting principle .........   $       2.26   $       2.04   $       1.68
     Cumulative effect of change in
     accounting principle ...................                         (1.20)
                                                ------------   ------------   ------------
     Net income .............................   $       2.26   $        .84   $       1.68
                                                ============   ============   ============

NOTE 15 -- SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                                     2003
                                      -------------------------------------------------------------------
                                      1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER    FULL YEAR
                                      -----------   -----------   -----------   -----------   -----------
NET SALES .........................   $ 1,148,461   $ 1,471,678   $ 1,503,086   $ 1,284,539   $ 5,407,764
GROSS PROFIT ......................   $   501,764   $   665,752   $   678,646   $   609,133   $ 2,455,295
NET INCOME ........................   $    30,802   $   110,130   $   120,297   $    70,829   $   332,058
NET INCOME PER SHARE - BASIC ......   $       .21   $       .76   $       .83   $       .49   $      2.29
NET INCOME PER SHARE - DILUTED ....   $       .21   $       .75   $       .82   $       .48   $      2.26

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (thousands of dollars unless otherwise indicated)

         Net income in the fourth quarter was increased by $1,714 ($.01 per share) due to certain year-end adjustments. Gross profit increased by $12,409 primarily as a result of physical inventory adjustments of $9,108. Selling, general and administrative expenses decreased $328 due to various year-end adjustments. Other expense - net increased $10,100 due primarily to provisions for environmental matters of $10,237.

                                                                                    2002
                                                     -------------------------------------------------------------------
                                                     1st Quarter   2nd Quarter   3rd Quarter   4th Quarter    Full Year
                                                     -----------   -----------   -----------   -----------   -----------
Net sales ........................................   $ 1,149,178   $ 1,453,198   $ 1,426,266   $ 1,156,146   $ 5,184,788
Gross profit .....................................   $   492,104   $   651,810   $   645,293   $   549,380   $ 2,338,587
Income before cumulative effect
   of change in accounting principle .............   $    34,785   $   107,525   $   111,333   $    57,058   $   310,701
Cumulative effect of change in accounting
   principle - net of income taxes of $64,476 ....      (183,136)                                               (183,136)
                                                     -----------   -----------   -----------   -----------   -----------
Net income (loss) ................................   $  (148,351)  $   107,525   $   111,333   $    57,058   $   127,565
                                                     ===========   ===========   ===========   ===========   ===========
Income per share:
   Basic:
     Before cumulative effect of
        change in accounting principle ...........   $       .23   $       .71   $       .74   $       .38   $      2.07
     Cumulative effect of change in
        accounting principle - net of income
        taxes ....................................         (1.21)                                                  (1.22)
                                                     -----------   -----------   -----------   -----------   -----------
     Net income (loss) ...........................   $      (.98)  $       .71   $       .74   $       .38   $       .85
                                                     ===========   ===========   ===========   ===========   ===========
   Diluted:
     Before cumulative effect of
        change in accounting principle ...........   $       .23   $       .70   $       .73   $       .38   $      2.04
     Cumulative effect of change in
        accounting principle - net of income
        taxes ....................................         (1.21)                                                  (1.20)
                                                     -----------   -----------   -----------   -----------   -----------
     Net income (loss) ...........................   $      (.98)  $       .70   $       .73   $       .38   $       .84
                                                     ===========   ===========   ===========   ===========   ===========

         Net income (loss) in the fourth quarter was increased by $1,829 ($.01 per share) due to certain year-end adjustments. Gross profit increased by $11,733 primarily as a result of physical inventory adjustments of $10,390. Selling, general and administrative expenses decreased $667 due to various year-end adjustments. Other expense - net increased $9,586 due primarily to provisions for environmental matters of $8,609.

NOTE 16 -- OPERATING LEASES

         The Company leases certain stores, warehouses, manufacturing facilities, office space and equipment. Renewal options are available on the majority of leases and, under certain conditions, options exist to purchase certain properties. Rental expense for operating leases was $155,268, $151,555 and $141,072 for 2003, 2002 and 2001, respectively. Certain store leases require the payment of contingent rentals based on sales in excess of specified minimums. Contingent rentals included in rent expense were $12,933, $15,752 and $13,479 in 2003, 2002, and 2001, respectively. Rental income, as lessor, from real estate leasing activities and sublease rental income for all years presented was not significant.

   During the fourth quarter of 2003, the Company completed sale-leaseback transactions involving two of its warehouses. The warehouses were sold at fair market value resulting in a pretax gain of $2,701, which was deferred and is being amortized to offset rent expense over the life of the new operating leases. The Company does not have any retained or contingent interest in the warehouses. The operating leases that resulted in these transactions are included in the table below.

         Following is a schedule, by year and in the aggregate, of future minimum lease payments under noncancellable operating leases having initial or remaining terms in excess of one year at December 31, 2003:

2004....................................     $ 127,539
2005....................................       109,953
2006....................................        88,816
2007....................................        67,677
2008....................................        44,706
Later years.............................        99,880
                                             ---------
Total minimum lease payments............     $ 538,571
                                             =========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

NOTE 17 -- REPORTABLE SEGMENT INFORMATION

         The Company reports its segment information in five reportable segments
- Paint Stores, Consumer, Automotive Finishes, International Coatings (collectively, the "Operating Segments") and Administrative in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires an enterprise to report segment information in the same way that management internally organizes its business for assessing performance and making decisions regarding allocation of resources. See pages 4, 5 and 10 through 17 of this report for more information about the Operating Segments.

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

         The Paint Stores Segment consists of 2,688 company-operated specialty paint stores in the United States, Canada, Virgin Islands, Puerto Rico and Mexico. Each division of the Segment is engaged in the related business activity of selling the Company's own manufactured coatings and related products to end-use customers. During 2003, this Segment opened 45 net new stores, remodeled 14 and relocated 29. The net new stores consisted of 41 stores in the United States, 3 in Canada and 1 in Mexico. In 2002, there were 70 net new stores opened or acquired (62 in the United States). In 2001, there were 85 net new stores opened or acquired (83 in the United States). This Segment manufactures OEM product finishes sold through certain shared or dedicated paint stores (72, 69 and 65 at December 31, 2003, 2002 and 2001, respectively) and by direct outside sales representatives. In addition to stores, operations in Mexico include outside selling functions to dealers and other distributors.

         The Paint Stores Segment is the exclusive North American marketer and seller of Sherwin-Williams(R) branded architectural coatings, industrial and marine products, OEM product finishes and related items produced by its product finishes manufacturing and by the Consumer Segment including that Segment's Mexico manufacturing facility. The loss of any single customer would not have a material adverse effect on the business of this Segment. A map on page 20 of this report shows the number of paint stores and their geographical location.

         The Consumer Segment develops, manufactures and distributes a variety of paint, coatings and related products to third party customers and the Paint Stores Segment. Approximately 46 percent of the total sales of the Consumer Segment in 2003, including inter-segment transfers, represented products sold through the Paint Stores Segment. Sales and marketing of certain control-branded and private labeled products is performed by a direct sales staff. The products distributed through third party customers are intended for resale to the ultimate end-user of the product. The Consumer Segment has sales to certain customers that, individually, may be a significant portion of the sales of the Segment. However, the loss of any single customer would not have a material adverse effect on the overall profitability of the Segment. This Segment incurs most of the Company's capital expenditures related to ongoing environmental compliance measures.

         The Automotive Finishes Segment develops, manufactures and distributes a variety of motor vehicle finish, refinish and touch-up products primarily throughout North and South America, the Caribbean Islands, and Europe. This Segment also licenses certain technology and trade names worldwide. Sherwin-Williams(R) branded automotive finish and refinish products are distributed throughout North America solely through this Segment's network of 142 company-operated automotive branches in the United States and 16 in Canada. Additional automotive branches in Jamaica (15), Chile (20) and Peru (1) complete this Segment's worldwide network. At December 31, 2003, this Segment included

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (thousands of dollars unless otherwise indicated)

consolidated operations in 9 foreign countries and realized income from licensing agreements in 14 foreign countries. A map on page 20 of this report shows the number of branches and their geographical location.

         The International Coatings Segment develops, licenses, manufactures and distributes a variety of paint, coatings and related products worldwide. The majority of the sales from licensees and subsidiaries occur in South America, the Segment's most important international market. This Segment sells its products through 28 company-operated specialty paint stores in Chile, 27 in Brazil, 5 in Uruguay and 1 in Argentina and by outside selling functions to dealers and other distributors. At December 31, 2003, this Segment included consolidated operations in 7 foreign countries, 4 foreign joint ventures and income from licensing agreements in 15 foreign countries.

         The Administrative Segment includes the administrative expenses of the Company's corporate headquarters site. This Segment also includes interest expense which is unrelated to retail real estate leasing activities, investment income, certain foreign currency transaction losses related to dollar-denominated debt and foreign currency option and forward contracts, certain expenses related to closed facilities and environmental-related matters, and other expenses which are not directly associated with any Operating Segment. Administrative expenses do not include any significant foreign operations. Also included in the Administrative Segment is a real estate management unit that is responsible for the ownership, management, leasing of non-retail properties held primarily for use by the Company, including the Company's headquarters site, and disposal of idle facilities. Sales of the Administrative Segment represent external leasing revenue of excess headquarters space or leasing of facilities no longer used by the Company in its operations. Gains and losses from the sale of property are not a significant operating factor in determining the performance of this Segment.

         Net external sales of all consolidated foreign subsidiaries were $546,472, $488,280 and $503,861 for 2003, 2002, and 2001, respectively.
Operating profits of all consolidated foreign subsidiaries were $14,340, $17,953 and $16,797 for 2003, 2002, and 2001, respectively. Domestic operations account for the remaining net sales and operating profits. Long-lived assets consist of net property, plant and equipment, goodwill and intangibles. Long-lived assets of consolidated foreign subsidiaries totaled $114,247, $97,741 and $211,381 at December 31, 2003, 2002, and 2001, respectively. The consolidated total of long-lived assets for the Company was $1,400,983, $1,402,846 and $1,649,591 at December 31, 2003, 2002, and 2001, respectively. During 2002, the reduction in the carrying value of long-lived assets of consolidated foreign subsidiaries resulted primarily from a devaluation of the Argentine peso, other foreign currency translation rate declines and an impairment of long-lived assets of the Argentina subsidiary. Total assets of consolidated foreign subsidiaries at December 31, 2003 were $366,605, which represents 9.96 percent of the Company's total assets. No single geographic area outside the United States was significant relative to consolidated net external sales or operating profits. Export sales and sales to any individual customer were each less than 10 percent of consolidated sales to unaffiliated customers during all years presented.

         In the reportable segment financial information that follows, operating profit is total revenue, including inter-segment transfers, less operating costs and expenses. Identifiable assets are those directly identified with each reportable segment. Administrative Segment assets consist primarily of cash and cash equivalents, investments, deferred pension assets, and headquarters property, plant and equipment. The operating margin for each Operating Segment is based upon total external sales and inter-segment transfers. Domestic inter-segment transfers are accounted for at the approximate fully absorbed manufactured cost plus distribution costs. International inter-segment transfers are accounted for at values comparable to normal unaffiliated customer sales. The reportable segment financial information has been restated for 2001 and 2000 to reflect certain reorganizations between segments effective January 1, 2002. Reportable segment information for 1999 has not been restated due to the insignificant effect of the reorganizations and the prohibitive cost to assimilate all the required information.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

                                                       2003        2002        2001          2000         1999
                                                     --------    --------    --------      --------     --------
NET EXTERNAL SALES
Paint Stores .....................................   $  3,469    $  3,302    $  3,185      $  3,166     $  3,002
Consumer .........................................      1,190       1,178       1,142         1,251        1,224
Automotive Finishes ..............................        457         454         464           493          471
International Coatings ...........................        285         244         268           294          299
Administrative ...................................          7           7           7             8            8
                                                     --------    --------    --------      --------     --------
Consolidated totals ..............................   $  5,408    $  5,185    $  5,066      $  5,212     $  5,004

OPERATING PROFITS
Paint Stores .....................................   $    403    $    399    $    388      $    410     $    377
Consumer .........................................        199         193         110**        (208)*        155
Automotive Finishes ..............................         52          54          51            61           67
International Coatings ...........................          8          (6)          5            17           34
Administrative:
   Interest expense ..............................        (38)        (40)        (54)          (60)         (59)
   Corporate expenses and other ..................       (101)       (103)        (76)          (77)         (84)
                                                     --------    --------    --------      --------     --------
Income before income taxes and cumulative
   effect of change in accounting principle ......   $    523    $    497    $    424**    $    143*    $    490

IDENTIFIABLE ASSETS
Paint Stores .....................................   $  1,000    $    967    $    954      $  1,014     $    930
Consumer .........................................      1,218       1,162       1,272         1,347*       1,778
Automotive Finishes ..............................        278         274         329           349          279
International Coatings ...........................        156         130         285           315          320
Administrative ...................................      1,031         899         788           726          726
                                                     --------    --------    --------      --------     --------
Consolidated totals ..............................   $  3,683    $  3,432    $  3,628      $  3,751*    $  4,033

CAPITAL EXPENDITURES
Paint Stores .....................................   $     54    $     56    $     36      $     48     $     49
Consumer .........................................         36          37          18            40           40
Automotive Finishes ..............................          8           3          11            29           10
International Coatings ...........................          5          10           7             6           11
Administrative ...................................         14          21          11            10           24
                                                     --------    --------    --------      --------     --------
Consolidated totals ..............................   $    117    $    127    $     83      $    133     $    134

DEPRECIATION
Paint Stores .....................................   $     44    $     44    $     47      $     45     $     42
Consumer .........................................         33          33          31            28           29
Automotive Finishes ..............................          9           9           9             9            8
International Coatings ...........................          5           4           6             6            6
Administrative ...................................         14          14          16            21           20
                                                     --------    --------    --------      --------     --------
Consolidated totals ..............................   $    105    $    104    $    109      $    109     $    105

OPERATING SEGMENT MARGINS
Paint Stores .....................................       11.6%       12.1%       12.2%         12.9%        12.5%
Consumer .........................................        9.0%        8.9%        5.3%**       (9.5%)*       7.6%
Automotive Finishes ..............................       10.5%       11.1%       10.2%         11.5%        13.3%
International Coatings ...........................        2.8%       (2.4%)       1.9%          5.8%        11.4%
                                                     --------    --------    --------      --------     --------
Operating segment totals .........................       10.2%       10.3%        9.2%**        4.5%*       10.8%

INTERSEGMENT TRANSFERS

Paint Stores .....................................   $      1    $      1    $      1      $      2     $      8
Consumer .........................................      1,024         989         929           929          817
Automotive Finishes ..............................         40          34          34            36           31
International Coatings ...........................          1           1
Administrative ...................................          4           4           9            11           12
                                                     --------    --------    --------      --------     --------
Segment totals ...................................   $  1,070    $  1,029    $    973      $    978     $    868

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

                                                         SHAREHOLDER INFORMATION

ANNUAL MEETING

         The annual meeting of shareholders will be held in the Landmark Conference Center, 927 Midland Building, 101 Prospect Avenue, N.W., Cleveland, Ohio on Wednesday, April 28, 2004 at 9:00 A.M., local time.

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

HEADQUARTERS

The Sherwin-Williams Company
101 Prospect Avenue, N.W.
Cleveland, Ohio 44115-1075
(216) 566-2000

INDEPENDENT AUDITORS

Ernst & Young LLP
Cleveland, Ohio

STOCK TRADING

Sherwin-Williams Common Stock-Symbol, SHW, is traded on the New York Stock Exchange.

TRANSFER AGENT & REGISTRAR

The Bank of New York
Shareholder Relations
Department-11E
P.O. Box 11258
Church Street Station
New York, NY 10286
1-866-537-8703
E-mail address:
Shareowner-svcs@Email.bony.com
Internet: www.stockbny.com

COMMON STOCK TRADING STATISTICS

                                        2003       2002       2001       2000       1999
                                      --------   --------   --------   --------   --------
HIGH ..............................   $  34.77   $  33.24   $  28.23   $ 27.625   $ 32.875
LOW ...............................      24.42      21.75      19.73     17.125      18.75
CLOSE DECEMBER 31 .................      34.74      28.25      27.50     26.313      21.00
SHAREHOLDERS OF RECORD ............     11,472     11,936     12,687     13,137     13,806
SHARES TRADED (THOUSANDS) .........    143,702    193,256    162,219    158,349    161,118

QUARTERLY STOCK PRICES AND DIVIDENDS

                  2003                                       2002
----------------------------------------   ----------------------------------------
QUARTER     HIGH       LOW      DIVIDEND   Quarter     High       Low      Dividend
-------   --------   --------   --------   -------   --------   --------   --------
1ST       $  29.25   $  24.42   $   .155   1st       $  29.65   $  23.50   $    .15
2ND          28.55      26.16       .155   2nd          33.24      27.65        .15
3RD          30.75      26.47       .155   3rd          30.46      22.70        .15
4TH          34.77      29.39       .155   4th          29.23      21.75        .15

CORPORATE OFFICERS AND OPERATING PRESIDENTS

CORPORATE OFFICERS

CHRISTOPHER M. CONNOR, 47*
Chairman and Chief Executive Officer

JOSEPH M. SCAMINACE, 50*
President and Chief Operating Officer

SEAN P. HENNESSY, 46*
Senior Vice President - Finance and
Chief Financial Officer

THOMAS E. HOPKINS, 46*
Senior Vice President - Human Resources

CONWAY G. IVY, 62*
Senior Vice President - Corporate Planning and
Development

JOHN L. AULT, 58*
Vice President - Corporate Controller

CYNTHIA D. BROGAN, 52
Vice President and Treasurer

MARK J. DVOROZNAK, 45
Vice President - Corporate Audit and Loss Prevention

JAMES J. SGAMBELLONE, 46
Vice President - Taxes and Assistant Secretary

LOUIS E. STELLATO, 53*
Vice President, General Counsel and Secretary

RICHARD M. WEAVER, 49
Vice President - Administration

OPERATING PRESIDENTS

THOMAS S. BRUMMETT, 58
President & General Manager
Chemical Coatings Division
Paint Stores Group

ROBERT J. DAVISSON, 43
President & General Manager
Southeastern Division
Paint Stores Group

TIMOTHY J. DROUILHET, 41
President & General Manager
Eastern Division
Paint Stores Group

TIMOTHY A. KNIGHT, 39
President & General Manager
Diversified Brands Division

BLAIR P. LACOUR, 57
President & General Manager
Mid Western Division
Paint Stores Group

JOHN G. MORIKIS, 40*
President
Paint Stores Group

RONALD P. NANDOR, 44*
President & General Manager
Automotive Division

STEVEN J. OBERFELD, 51
President & General Manager
South Western Division
Paint Stores Group

HARVEY P. SASS, 46
President & General Manager
Wood Care Division

THOMAS W. SEITZ, 55*
President & General Manager
Consumer Division

ALEXANDER ZALESKY, 44*
President & General Manager
International Division

*        Executive Officer as defined by the Securities Exchange Act of 1934

                                                                       BOARD OF
                                                                       DIRECTORS

                         [PHOTO OF BOARD OF DIRECTORS]

 1 SUSAN J. KROPF, 55
   President and Chief Operating Officer
   Avon Products, Inc.

 2 JOHN G. BREEN, 69
   Retired, former Chairman, Chief Executive
   Officer and President
   The Sherwin-Williams Company

 3 DANIEL E. EVANS, 67
   Retired, former Chairman, Chief Executive
   Officer and Secretary
   Bob Evans Farms, Inc.

 4 CHRISTOPHER M. CONNOR, 47
   Chairman and Chief Executive Officer
   The Sherwin-Williams Company

 5 JOSEPH M. SCAMINACE, 50
   President and Chief Operating Officer
   The Sherwin-Williams Company

 6 RICHARD K. SMUCKER, 55*
   President, Co-Chief Executive Officer and
   Chief Financial Officer
   The J.M. Smucker Company

 7 CURTIS E. MOLL, 64*
   Chairman and Chief Executive Officer
   MTD Holdings Inc

 8 GARY E. MCCULLOUGH, 45*
   Senior Vice President,
   Abbott Laboratories
   President, Ross Products Division

 9 DUANE E. COLLINS, 67
   Chairman
   Parker-Hannifin Corporation

10 ROBERT W. MAHONEY, 67
   Retired, former Chairman, Chief
   Executive Officer and President
   Diebold, Incorporated

11 JAMES C. BOLAND, 64*
   Vice Chairman
   Cavaliers/Gund Arena Company

12 A. MALACHI MIXON, III, 63
   Chairman and Chief Executive Officer
   Invacare Corporation

* Audit Committee Member

The Sherwin-Williams Company
101 Prospect Avenue, N.W.
Cleveland, Ohio 44115-1075
www.sherwin.com