Form 10-K, Exhibit 13
period 2006-12-31
SHERWIN WILLIAMS CO
filed 2007-02-28
CIK 89800

Exhibit 13

FINANCIAL HIGHLIGHTS

(thousands of dollars except per share data)	2006		2005		2004
Net sales	$7,809,759		$7,190,661		$6,113,789

Net income	$576,058		$463,258		$393,254

Per common share:
Net income — diluted	$4.19		$3.28		$2.72
Net income — basic	$4.31		$3.39		$2.79
Cash dividends	$1.00		$.82		$.68
Book value	$14.92		$12.81		$11.70

Average common shares outstanding (thousands)	133,579		136,817		140,802
Return on sales	7.4%		6.4%		6.4%
Return on assets	11.5%		10.6%		9.2%
Return on beginning shareholders’ equity	33.3%		28.1%		27.0%
Total debt to capitalization	30.5%		26.4%		30.9%
Interest coverage (1)	13.4	x	14.2	x	15.5	x
Net operating cash	$815,841		$716,702		$544,681

NET SALES	NET INCOME	NET INCOME
(millions of dollars)	(millions of dollars)	PER SHARE - DILUTED

(1)	Ratio of income before income taxes, minority interest and interest expense to interest expense.

CONTENTS
ON THE COVER: Our “Cover The Earth” logo is shown on a hand-hammered copper tray, just one of the hundreds of company artifacts on display at the Sherwin-Williams Center of Excellence. The 6,000 square foot archive in Cleveland contains seven three-dimensional multimedia exhibit areas chronicling the company’s 141-year history.
The Sherwin-Williams Company is an equal opportunity employer that recruits, selects and hires on the basis of individual qualifications and prohibits unlawful discrimination based on race, color, religion, sex, national origin, protected veteran status, disability, age, sexual orientation or any other consideration made unlawful by federal, state or local laws.

LETTER TO SHAREHOLDERS
Christopher M. Connor,
(left) Chairman and
Chief Executive Officer, and
John G. Morikis,
President and Chief
Operating Officer
WE ARE PLEASED TO REPORT ANOTHER record year for The Sherwin-Williams Company. In 2006, the Company achieved record sales, earnings and net operating cash. On the strength of this performance, we increased our dividend for the 28th consecutive year.
     Consolidated net sales for the year grew 8.6 percent to $7.8 billion. Net income increased more than 24 percent to $576.1 million and diluted net income per common share reached $4.19 per share, an increase of 27.7 percent.
     Net operating cash flow for the year exceeded $815 million, or more than ten percent of sales. This strong cash flow was achieved through a combination of improved profitability and continued stringent working capital management. Our working capital ratio—defined as accounts receivable plus inventories less accounts payable to sales—improved to 11.7 percent in 2006 from 12.5 percent in 2005. This reduction in working capital is further evidence of our successful integration of the two major acquisitions we completed late in 2004.
     During the year, we invested $209.9 million in capital expenditures to increase our manufacturing capacity and enhance the productivity of our existing facilities. In August, we began manufacturing latex paint in our new, state-of-the-art emulsion plant in Fernley, Nevada. This new facility significantly increases our capacity to serve the growing markets in the western United States.
     We also continued our long-standing practice of returning a portion of the cash we generate to shareholders through treasury stock purchases and dividends. The Company purchased 5.6 million shares of its common stock in the open market during 2006. We increased our cash dividend for the 28th consecutive year, to $1.00 per share, up eighteen cents over 2005. For 2007, we will recommend to our Board of Directors a continuation of our policy of paying out approximately 30 percent of prior year’s diluted net income per share in the form of a cash dividend. This would result in a quarterly dividend of $0.315 per share, or $1.26 per share for the year, an increase of 26 percent over 2006.
     Beginning in the first quarter of 2006, we realigned the business segments we use to make operating decisions, set goals, assess performance and allocate resources. This realignment resulted in three reportable operating segments—Paint Stores Group, Consumer Group and Global Group. The Global Group consolidates certain business units that have foreign or worldwide operations that were previously part of the Paint Stores, Consumer, Automotive Finishes and International Coatings segments.
PAINT STORES GROUP
     Net sales for our Paint Stores Group increased 11.3 percent to $4.84 billion in 2006. Comparable store sales grew by 9.1 percent during the year. Segment profit increased 26.5 percent to $719.9 million. Segment profit margin for the full year 2006 improved to 14.9 percent of sales from 13.1 percent in 2005.
     Our paint stores serve two major customer segments in the North American coatings market: architectural paint customers and industrial maintenance and marine coatings users. We achieved solid growth in both of these segments during the year, and we made progress on several initiatives that will position us well for the future.
     In 2006, we opened 120 new stores and closed three, resulting in a net increase of 117 stores. At year-end, we had 3,046 stores in North America compared to 2,929 at the end of 2005. In 2007, we will continue to aggressively pursue our goal of 3 percent annual growth in store count, opening in the range of 100-plus net new stores.
     Opening new stores at this pace requires a ready pool of talented, well-trained people to run them. In 2006, we recruited and hired more than 700 college graduates into our Management Training Program and began grooming them for managerial responsibilities. The combination of professional skills training and career path development in our Paint Stores Group has resulted in high employee satisfaction and retention of our key field employees well over 90 percent. This high rate of employee retention leads to high customer satisfaction and loyalty.
     The strong growth we have sustained in the Paint Stores Group is also the result of our focus on providing professional coatings customers with innovative, technologically advanced products designed to maximize the success of their business. In 2006, several of these product introductions demonstrated our leadership in the “green” architectural coatings market with environmentally friendly, high-performance products. In industrial maintenance and marine market applications, we remain at the forefront in developing corrosive inhibiting, fast-curing environmentally friendly waterborne products. Our stores also continue to serve do-it-yourself (DIY) customers by providing knowledgeable advice and timesaving, easy-to-use products that deliver long-lasting beauty to their homes.

SALES INCREASED TO $7.8
BILLION, AND EARNINGS	7.8
ROSE 24.3 PERCENT.
CONSUMER GROUP
     External net sales for our Consumer Group decreased 1.9 percent to $1.36 billion for the year, primarily as a result of sluggish sales to DIY customers and the elimination of a portion of a paint program with a large retail customer. Segment profit for the year increased $43.1 million, or 25.2 percent, to $214.2 million. Segment profit as a percent of external sales improved to 15.7 percent from 12.3 percent in 2005. This significant improvement in segment profit was the result of selling price increases, tight spending control and volume-driven manufacturing efficiencies. Segment profit in 2005 was reduced by a $22.0 million goodwill impairment charge reflecting the anticipated reduction in business with the major retail customer mentioned above.
     Our Consumer Group fulfills a dual mission for the company—supplying branded and private label products to retailers throughout North America and supporting our Paint Stores Group with manufacturing, distribution and logistics and new product research and development.
     The broad assortment of name brand and private label products sold by the Consumer Group give our company a major retail presence in the U.S. coatings

GENERATED $815.8
815	MILLION IN NET
OPERATING CASH.
market. Popular brand-name products like Dutch Boy®, Pratt & Lambert®, Krylon®, Minwax®, Thompson’s®WaterSeal®, Purdy®and more, all manufactured by the Consumer Group, are stocked in two out of every three paint and coatings outlets nationwide. Of roughly 56,000 retail outlets in the U.S. that sell coatings or coatings related products, about 35,000 of these outlets offer one or more product lines manufactured and sold by our Consumer Group.
     Consumer Group services these external retail customers as well as our Paint Stores Group through a single, highly efficient supply chain. The group operates 28 manufacturing plants, 10 distribution centers and a large trucking fleet in North America, and maintains the largest, most advanced research and development facility of its kind in the world.

28 CONSECUTIVE
28	YEARS OF DIVIDEND
GROWTH.
GLOBAL GROUP
     Net sales for our Global Group increased $153.7 million, or 10.7 percent, to $1.59 billion in 2006. Sales in local currency grew 8.2 percent for the year due primarily to volume growth from all operations worldwide and selling price increases. Global Group segment profit for the year increased $28.4 million, or 27.9 percent, to $130.4 million. Segment profit as a percent of external sales improved to 8.2 percent from 7.1 percent in 2005. This improvement was mostly attributable to increased sales, operating efficiencies related to increased volume and expense control.
     Sherwin-Williams products are currently available in more than 20 countries worldwide. In addition to our well established operations in countries like Brazil, Argentina, Chile, Mexico and the UK, our presence in Southeast Asia continues to grow. Our Global Group continued its aggressive program of new branch openings within and outside North America, adding 41 net new branches. We invested prudently in new product development for automotive finishes and in our color matching capabilities and resources. Sherwin-Williams automotive finishes continues to be the coatings of choice in motorsports as a key partner for the Champ Car Series and several Nextel Cup teams. Original equipment manufacturers (OEM) are very familiar with our chemical coatings line of solvent-based and waterborne liquid, powder and UV-curable coatings. In 2006, we introduced 20 new products to the factory-applied finishes market and opened a new warehouse complex at our manufacturing site in China.
MANAGEMENT CHANGES
     In April, Arthur F. Anton was elected to our Board of Directors. Mr. Anton is President and Chief Executive Officer of Swagelok Company, a leading manufacturer and provider of innovative fluid system products, services and solutions to a wide range of global industries. His expertise in corporate finance and management is a welcome addition to our board, and we look forward to receiving many years of his valuable insight and counsel. This appointment brings the total number of board members to 11, and the number of independent directors to 10.
     In October, our Board of Directors appointed John G. Morikis as President and Chief Operating Officer. John has held many key positions during his twenty-two year career with Sherwin-Williams, most recently as President of the Paint Stores Group. His success over the years can be credited to his in-depth understanding of the coatings market, his focus on meeting customer needs and his dedication to hiring and developing terrific management teams. In his new role, John will assume responsibility for all operating segments of the Company. We are confident that John will bring the same energy and passion to this new role, and he will help us continue to meet the expectations of our customers, shareholders and employees.
     Steven J. Oberfeld was appointed to succeed John as President of the Paint Stores Group. Steve is also a twenty-two year employee of the Company, and has served as President & General Manager, South Western Division of the Paint Stores Group since 1992. He led the Company’s growth in many of its largest architectural and industrial marine markets. We have great confidence in Steve to provide outstanding direction and leadership to the Paint Stores Group.
LEAD PIGMENT LITIGATION
     On February 22, 2006, a jury in Rhode Island returned a verdict finding that the cumulative presence of lead pigment in paints and coatings on buildings throughout the state constitutes a public nuisance, and that three defendant companies—Millennium Holdings, NL Industries and Sherwin-Williams—caused or substantially contributed to the creation of the public nuisance and should be ordered to abate it.
     During trial, the Court ruled that the State’s claim for compensatory damages was insufficient and therefore was excluded. Following the verdict, the Court also ruled against assessing punitive damages.
     The defendant companies filed numerous post-trial motions asking the court to enter a judgment for the defendants or, failing that, to order a new trial. On February 26, 2007, the Court issued a decision on the post-trial motions. Specifically, the Court denied the defendants’ motions for judgment and for a new trial, entered a judgment of abatement in favor of the State against the Company and the two other defendants, and will appoint a special master to assist the Court in its consideration of abatement and, if necessary, any monitoring of the implementation of abatement. The Company intends to appeal the jury’s verdict and the Court’s decision.
     This verdict is only one step in a long legal process. After seven years and two trials, there still remain a number of legal issues to be resolved in Rhode Island. The historical record is clear that the industry, and specifically Sherwin-Williams, have always acted responsibly and lawfully. Our arguments, and more importantly our actions, are solid and on the right side of the law, and we will continue to vigorously defend the Company against these misguided attacks.
OUTLOOK FOR 2007
     Our outlook for the business remains positive despite two areas of relative weakness in the domestic coatings market. The demand for architectural coatings used in new residential construction softened throughout 2006 as the pace of housing starts slowed. This primarily affected our Paint Stores Group. Sales momentum in the DIY market also slowed, which was a drag on the Con-

EARNINGS PER SHARE
INCREASED 27.7 PERCENT	27
TO $4.19 PER SHARE.
     sumer Group. Despite these soft patches in the market, the majority of our business remains strong.
     Our continued focus on serving the painting contractor—the fastest growing segment of the market—and our aggressive rate of new store openings at home and abroad will enable us to continue to grow faster than the market. We are further encouraged by the positive trends we have seen in our global OEM finishes, industrial maintenance and automotive refinish businesses over the past year. All of these factors give us good reason to be optimistic as we enter 2007.
     On behalf of the men and women of The Sherwin-Williams Company around the world, we offer our thanks and appreciation to our customers, suppliers and shareholders for their continued trust and confidence.
Christopher M.Connor
Chairman and Chief Executive Officer
John G.Morikis
President and Chief Operating Officer

WITH 62 PERCENT OF TOTAL COMPANY SALES, the Paint Stores Group was instrumental in helping Sherwin-Williams reach a record sales mark of $7.81 billion in 2006. Our color and coatings innovations continue to fuel sales and solidify our standing as an industry leader.
     Sherwin-Williams paint stores are the exclusive outlet of Sherwin-Williams® branded architectural and industrial maintenance paints, stains, and related products in North America. During the past year, we added more than 100 new sales territories and opened 117 net new stores, bringing our total to 3,046 company-operated stores to serve our diverse customer base of architectural and industrial painting contractors, residential and commercial builders, property owners and managers, and DIY homeowners.
     We strengthened our position in the new residential market in 2006 by solidifying agreements with key national builders who value Sherwin-Williams’ high quality products, local market service and strategic sourcing.
     New products continue to be a key focus in the Paint Stores Group. The introduction of our groundbreaking VinylSafe™ Color

Technology, for instance, opens up previously unavailable opportunities for our customers in painting vinyl siding.
     We continue to be a leader in the fast-growth “green” coatings market. In 2006, we introduced ProGreen™ 200, a commercial-grade low-VOC interior paint that helps meet customer needs in every budget. Our Duration Home™ low-VOC and Harmony® zero-VOC interior latex products not only satisfied the stringent standards of our own GreenSure™ certification for high-performance environmentally-preferred products, but also earned the Good Housekeeping Seal in 2006. Also earning the Good Housekeeping Seal were our Duration® Exterior Coating and Builders Solution® products.
     Our innovation was not limited to coatings. In 2006, we introduced the Sherwin-Williams Service Connection™, a website that enables painting contractors and designers to reach new customers online.
     Color continues to be a critical element in our sales and marketing efforts. In our “Colors of America” online promotion, consumers completed nearly one million surveys sharing how color influences their lives. The Sherwin-Williams Color Visualizer, introduced on our website in 2005, won the top Webby Award in the retail category for 2006. The Webby is the leading international award honoring excellence in web design, creativity, usability and functionality, and the Color Visualizer was chosen from more than 5,500 entries from all 50 states and more than 40 countries.
     The Paint Stores Group’s Industrial & Marine business unit established new levels of market presence with our heavy-duty coatings in 2006. New products were a primary focus and introductions such as ArmorSeal® 1K Waterborne Urethane – an environment-friendly waterborne product for industrial floors – and Fast Clad ® ER – a fast-cure epoxy approved by the U.S. Navy and numerous petrochemical companies –made successful debuts.
     Service initiatives also helped define the Industrial & Marine business unit. We introduced: Site Survey, a web-based tool used to develop a comprehensive condition analysis for customer plant assets; JIT inventory that allows U.S. government ship- yards to receive pre-certified military specification coatings with little or no lead time; and IMAGE, the most comprehensive product testing data base in the industrial and marine coatings industry.
PAINT STORES GROUP
PRODUCTS SOLD: Paints, stains, coatings, caulks, applicators, wallcoverings, floorcoverings, spray equipment and related products
MARKETS SERVED: Do-It-Yourselfers, professional painting contractors, home builders, property managers, architects, interior designers, industrial, marine, flooring and original equipment manufacturer (OEM) product finishes
MAJOR BRANDS SOLD: Sherwin-Williams ®, ProMar ®, SuperPaint ®, A-100 ®, Duron ®, PrepRite ®, Classic 99 ®, Duration ®,
Master Hide ® and ExpressTech ®
OUTLETS: 3,046 Sherwin-Williams stores in the United States, Canada, Puerto Rico and the Virgin Islands

INNOVATION DEFINED THE EFFORTS OF THE Consumer Group in 2006. The Consumer Group discovered new ways to make Sherwin-Williams an industry supply-chain model for success, while increasing the profitability and market penetration of our multiple brands.
     Although the Consumer Group’s 2006 external sales were down 1.9 percent from 2005 at $1.36 billion, highly attentive gross-margin and expense management helped improve segment profit by 25.2 percent from 2005 to $214.2 million.
     The Consumer Group’s manufacturing and distribution arm of Sherwin-Williams, currently operating 28 manufacturing plants and 10 distribution service centers in North America, was strengthened by two key events in 2006.
     A new state-of-the-art emulsion plant in Fernley, NV began production in the third quarter. In the fourth quarter, Accurate Dispersions, a major supplier of colorants used in coatings, broke ground on a new architectural colorant plant in Homewood, IL.

The 80,000-square-foot plant is scheduled to begin operation in July 2007 and will employ 80 people.
     The Consumer Group stocks Sherwin-Williams national brand and private label products in a majority of U.S. paint and coatings outlets. These products include well-recognized brands such as Minwax® and Thompson’s® WaterSeal®, the standard bearers of our Wood Care Products line for the DIY customer.
     The Minwax Company, which continues to command major shares of the interior wood finishing product market, introduced Minwax® Hardwood Floor Reviver, a topcoat that renews the beauty of dull and worn hardwood floors. Key marketing initiatives, such as the support of “The New Yankee Workshop” television show and Wood Beautiful® Magazine, make our products highly visible, as do Minwax® Water-Based television advertisements and community initiatives such as Minwax Chairs for Charity.
     Thompson’s® WaterSeal®, the leading brand among exterior waterproofing products, developed a Certified Contractor Program in 2006. Sherwin-Williams also donated Thompson’s® WaterSeal® products and funding for an observation deck at Niagara Falls State Park.
     The Dutch Boy® brand, an integral part of the Consumer Group, celebrates its 100th anniversary in 2007. Dutch Boy was named a “Best Buy” by a leading consumer magazine for the fourth straight year in 2006. The Con sumer Group also introduced the Dutch Boy® Color Simplicity™ Modular Color Center, a unique display providing multiple and simple solutions for selecting color.
     Pratt & Lambert Paints introduced Porcelain™ Interior Wall Finish, an innovative product that is virtually impervious to most stains, in 2006. The Pratt & Lambert® “Paint Words” television campaign marked the brand’s first major media campaign in more than a decade and was seen on “The Today Show,” “Good Morning America” and others.
     The Consumer Group also unveiled new Krylon® brand products in 2006. Krylon® Camouflage Paint now employs the Fusion For Plastic® paint technology and is useful in more plastic applications than ever before. Krylon® Outdoor Spaces™ Paint was designed specifically for the growing outdoor lifestyle and design market, and Krylon ® Brights™ Fluorescent Pens will serve the growing scrapbooking market.
     New products under the Dupli-Color® brand include: Dupli-Color® Car Art Temporary Paint for sports fans and holiday window dressing; Dupli-Color® Shield for spray-on protection for vehicles against stone chips and insects; and Dupli-Color® Hot Tires®, which adds personalization and color to vehicle tires.
     Finally, Purdy, a manufacturer and distributor of professional painting tools, introduced new professional grade extension poles and continued its support of Habitat for Humanity and Christmas in April programs.
CONSUMER GROUP
PRODUCTS SOLD: Branded, private label and licensed brand paints, stains, varnishes, industrial products, wood finishing products, wood preservatives, applicators, corrosion inhibitors, aerosols and related products
MARKETS SERVED: Do-It-Yourselfers, professional painting contractors, industrial maintenance and flooring contractors
MAJOR BRANDS SOLD: Dutch Boy®, Krylon®, Minwax®, Cuprinol®, Thompson’s® WaterSeal®, Pratt & Lambert®, Martin Senour®, H&C®, White Lightning®, Dupli-Color®, Rubberset ®, Purdy®, Bestt Liebco®, Accurate Dispersions™, Kool Seal® and Snow Roof®
OUTLETS: Leading mass merchandisers, home centers, independent paint dealers, hardware stores, automotive retailers and industrial distributors in the United States, Canada and Mexico

THE SHERWIN-WILLIAMS GLOBAL GROUP demonstrated a growing and truly multi-national presence in 2006, as operations of the Group expanded in Europe, South America and Asia.
     The Global Group was created by combining our product lines that serve global market customers, and now has a presence in more than 20 countries.
     In Brazil, we opened 20 new Sherwin-Williams stores. Our Novacor® Floor Paint was recognized as the “Best Product Innovation” by a major Brazilian trade organization, and we introduced an exclusive Brazilian color trends fan deck following intensive analysis of color trends with leading Brazilian architects.
     In Chile, our Anti-Spider Paint made a successful debut. This revolutionary product helps keep certain species of dangerous spiders from residing in room corners. We opened our second Industrial & Marine store in Argentina in 2006, as well as three new stores and a customer training center in Mexico.
     In the United Kingdom, Ronseal retained its market-leading status in the wood care sector, capturing a significant portion of the interior and exterior wood care markets. We also launched Perfect Finish™, which combines Ronseal’s category-leading varnish with a unique ergonomic applicator.
     Sherwin-Williams had a landmark year in the automotive finishes business in 2006. We opened 16 new automotive branches and refreshed 90 existing branches, with plans for additional automotive branch openings and 50 refreshes in 2007. Our new technical/business center in Belgium expands our global presence in this area.
     Our automotive product development teams were also hard at work, launching 53 new products and 160 new SKUs accounting for sales that exceeded $40 million in 2006. Our aerospace coatings achieved AS9100 certification, opening new avenues to this important market.
     Meanwhile, Planet Color™ – an innovative collection of optically enhanced coatings launched for the custom finishing market in 2005 –experienced further growth and is now available in more than 300 colors.
     Sherwin-Williams’ automotive products continue to be highly visible in motor sports. Twelve Nextel Cup Series™ teams representing 33 cars have made Sherwin-Williams their automotive finish choice. We are the Official Automotive Finish of the Champ Car World Series, and Planet Color™ paints will provide the finish on all cars that compete on this exciting international circuit. We also signed an agreement with JR Motorsports, owned by Dale Earnhardt Jr., who will be the official spokesman for Planet Color ™ coatings.
     The Global Group provides solvent-based and waterborne liquid, powder and UV-curable coatings for the OEM market. This key product category of the Global Group employs 1,918 employees across 96 sites including plants, branches and laboratories in the United States, Canada, Mexico and China.
     We opened a new warehouse complex in 2006 in Jiading (Shanghai), and our China operation received the Vendor of the Year award from Foxconn Electronics.
     We introduced more than 20 new products in 2006 including: Sher-Kem™ High Gloss Metal Finishing Enamel for heavy equipment/general metal application; Polane® Solar Reflective Enamel for building product applications; a waterborne chemical agent resistant epoxy primer for military applications; and Sher-Wood® Hi-Bild PreCat Lacquer and Sher-Wood® Ultra-Cure® Pigmented Waterborne UV for wood applications such as furniture and cabinetry manufacturers. We also introduced the Phoenix® Metallic Color Matching Program in 2006.
GLOBAL GROUP
PRODUCTS SOLD: Paints, stains, coatings, varnishes, industrial products, wood finishing products, applicators, aerosols, high performance interior and exterior coatings for the automotive, aviation, fleet and heavy truck markets, OEM product finishes and related products
MARKETS SERVED: Do-It-Yourselfers, professional painting contractors, independent paint dealers, industrial maintenance, automotive jobbers, automotive wholesale distributors, collision repair facilities, automotive dealerships, fleet owners and refinishers, automotive production shops, body builders, aviation and OEM product finishers
MAJOR BRANDS SOLD: Sherwin-Williams®, Dutch Boy®, Krylon®, Kem Tone®, Minwax®, Thompson’s® WaterSeal®, Pratt & Lambert®, Martin Senour®, Ronseal®, Tri-Flow®, Marson®, Metalatex®, Novacor®, Loxon®, Colorgin®, Andina ®, Lazzuril® Excelo®, Baco®, Planet Color™, Ultra-Cure®, Kem Aqua®, Sher-Wood®, Powdura®, Polane® and Sumare®
OUTLETS: 469 company — operated architectural, automotive, industrial and chemical coatings branches and other operations in the United States, Canada, Mexico, Jamaica, Argentina, Brazil, Chile, Peru, Uruguay and China. Distribution in 20 other countries through wholly-owned subsidiaries, joint ventures and licensees of technology, trademarks and tradenames.

WORKING CAPITAL TO SALES
(percent)
WORKING CAPITAL TO SALES – Working capital, defined as year-end accounts receivable plus inventories minus accounts payable, continued to improve in 2006. Reducing working capital favorably impacts net operating cash. Management expects continued improvement in working capital in the future, excluding the impact of acquisitions, and it believes that the Company’s optimal working capital level is approximately 11% of sales.
TOTAL DEBT TO CAPITALIZATION
(percent)
TOTAL DEBT TO CAPITALIZATION – In 2006, the Company borrowed on a short-term basis to maintain liquid cash balances in order to maximize its financial flexibility relating to uncertainties regarding the outcome of specific litigation. The uncertainties required a planned, prudent approach to react in an orderly, timely manner to any cash requirements. The increase in short-term borrowings caused the increase in the percentage of total capitalization.
NET OPERATING CASH
(in thousands)
NET OPERATING CASH – In 2006, we increased net operating cash by more than $99 million to more than 10.4% of sales. This cash helped add manufacturing capacity, add new stores at an increased rate and with a different cost structure, enhance productivity, strengthen our financial condition, support the Company’s continued growth world-wide and return additional cash to our shareholders.

The above graph compares the cumulative five year total shareholder return on Sherwin-Williams common stock with the cumulative five year total return of the companies listed on the Standard & Poor’s 500 Stock Index and a peer group of companies selected on a line-of-business basis. The cumulative five year total return assumes $100 was invested on December 31, 2001 in Sherwin-Williams common stock, the S&P 500 and the peer group. The cumulative five year total return, including reinvestment of dividends, represents the cumulative value through December 31, 2006. The “Peer Group” of companies is comprised of the following: Akzo Nobel N.V., Armstrong Holdings, Inc., BASF Corporation, Ferro Corporation, H.B. Fuller Company, Genuine Parts Company, The Home Depot, Inc., Imperial Chemicals Industries PLC, Lowe’s Companies, Inc., Masco Corporation, Newell Rubbermaid Inc., PPG Industries, Inc., RPM International Inc., The Stanley Works, USG Corporation and The Valspar Corporation.
STRENGTH IN NUMBERS
RETURN ON EQUITY
(percent)
RETURN ON EQUITY – Return on equity is based on income before cumulative effect of change in accounting principle divided by shareholders’ equity at the start of the year. As a measure of our profitability achieved for each dollar invested by our shareholders, increasing the return on equity is indicative of the Company’s ability to maximize shareholder return.
DIVIDENDS PAID
(per common share)
DIVIDENDS PAID – For the 28th year in a row, we increased cash dividends on common stock paid to our shareholders. In 2006, we increased our cash dividend by eighteen cents to $1.00 per share – a 22.0% increase in the amount of net operating cash returned to our shareholders. The Company’s common stock dividend policy is to pay an annual per common share cash dividend that is approximately 30% of the prior year’s diluted net income per common share.
STOCK PURCHASE
(in thousands)
STOCK PURCHASE – We believe that Sherwin-Williams’ stock is a good investment and again supported that belief by purchasing 5.6 million shares on the open market in 2006. This stock purchase strategy benefits shareholders by returning their investment at market value and maximizes the ownership value of the remaining outstanding shares.

FINANCIAL
PERFORMANCE
FINANCIAL TABLE OF CONTENTS

Cautionary Statement Regarding Forward-Looking Information	16

Financial Summary	17

Management’s Discussion and Analysis of Financial Condition and Results of Operations	18

Reports of Management and the Independent Registered Public Accounting Firm	38

Consolidated Financial Statements and Notes	43

Shareholder Information	79

Corporate Officers and Operating Management	80

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

FINANCIAL SUMMARY
(millions of dollars except as noted and per share data)

	2006	2005	2004	2003	2002
Operations
Net sales	$7,810	$7,191	$6,114	$5,408	$5,185
Cost of goods sold	4,395	4,110	3,412	2,952	2,846
Selling, general and administrative expenses	2,513	2,326	2,069	1,882	1,785
Goodwill impairment		22
Interest expense	67	50	40	39	40
Income before income taxes, minority interest and cumulative effect of change in accounting principle	834	656	580	523	497
Income before cumulative effect of change in accounting principle	576	463	393	332	311
Net income	576	463	393	332	128
Financial Position
Accounts receivable — net	$865	$809	$724	$544	$494
Inventories	825	809	773	638	625
Working capital — net	375	340	262	561	422
Property, plant and equipment — net	829	745	720	650	665
Total assets	4,995	4,369	4,274	3,683	3,432
Long-term debt	292	487	488	503	507
Total debt	875	621	738	514	522
Shareholders’ equity	1,992	1,731	1,647	1,459	1,342
Per Common Share Information
Average shares outstanding (thousands)	133,579	136,817	140,802	144,847	150,438
Book value	$14.92	$12.81	$11.70	$10.17	$9.01
Income before cumulative effect of change in accounting principle — diluted	4.19	3.28	2.72	2.26	2.04
Income before cumulative effect of change in accounting principle — basic	4.31	3.39	2.79	2.29	2.07
Net income — diluted	4.19	3.28	2.72	2.26	.84
Net income — basic	4.31	3.39	2.79	2.29	.85
Cash dividends	1.00	.82	.68	.62	.60
Financial Ratios
Return on sales (1)	7.4%	6.4%	6.4%	6.1%	6.0%
Asset turnover	1.6 ×	1.6 ×	1.4 ×	1.5 ×	1.5 ×
Return on assets (1)	11.5%	10.6%	9.2%	9.0%	9.1%
Return on equity (2)	33.3%	28.1%	27.0%	24.7%	20.9%
Dividend payout ratio (3)	30.5%	30.1%	30.1%	30.4%	35.7%
Total debt to capitalization	30.5%	26.4%	30.9%	26.0%	28.0%
Current ratio	1.2	1.2	1.2	1.5	1.4
Interest coverage (4)	13.4 ×	14.2 ×	15.5 ×	14.5 ×	13.3 ×
Net working capital to sales	4.8%	4.7%	4.3%	10.4%	8.1%
Effective income tax rate (5)	31.0%	29.2%	32.0%	36.5%	37.5%
General
Capital expenditures	$210	$143	$107	$117	$127
Total technical expenditures (6)	101	95	91	88	89
Advertising expenditures	281	257	240	239	222
Repairs and maintenance	69	62	55	52	52
Depreciation	123	120	109	105	104
Amortization of intangible assets	23	23	17	12	12
Shareholders of record (total count)	10,173	10,625	11,056	11,472	11,936
Number of employees (total count)	30,767	29,434	28,690	25,777	25,752
Sales per employee (thousands of dollars)	$254	$244	$213	$210	$201
Sales per dollar of assets	1.56	1.65	1.43	1.47	1.51

(1)	Based on income before cumulative effect of change in accounting principle.

(2)	Based on income before cumulative effect of change in accounting principle and shareholders’ equity at beginning of year.

(3)	Based on cash dividends per common share and prior year’s diluted income per common share before cumulative effect of change in accounting principle.

(4)	Ratio of income before income taxes, minority interest, cumulative effect of change in accounting principle and interest expense to interest expense.

(5)	Based on income before income taxes, minority interest and cumulative effect of change in accounting principle.

(6)	See Note 1, page 50 of this report, for a description of technical expenditures.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SUMMARY
     The Sherwin-Williams Company, founded in 1866, and its consolidated subsidiaries (collectively, the “Company”) are engaged in the manufacture, distribution and sale of paint, coatings and related products to professional, industrial, commercial and retail customers primarily in North and South America. Effective January 1, 2006, management changed the way it internally organized its business into three operating segments for assessing performance and making decisions regarding allocation of resources – Paint Stores Group, Consumer Group and Global Group (collectively, the “Reportable Operating Segments”). Historical business segment information has been updated to reflect this change in the Reportable Operating Segments. See pages 6 through 11 of this report and Note 18, on pages 75 through 78 of this report, for more information concerning the Reportable Operating Segments.
     The Company’s financial condition, liquidity and cash flow remained strong in 2006 and continued to improve in many areas. Net working capital was $35.5 million higher at December 31, 2006 compared to 2005. A relatively proportionate increase in current assets and current liabilities caused the Company’s current ratio to decrease slightly to 1.18 at December 31, 2006 from 1.22 at December 31, 2005. Significant components of the change in working capital were an increase in Short-term borrowings of $246.1 million and the reclassification to Current portion of long-term debt of $197.6 million that is due in the first quarter of 2007. Cash and cash equivalents and Short-term investments increased a combined $454.3 million, which more than offset the liability increases. The increases in Short-term borrowings, Cash and cash equivalents and Short-term investments during 2006 were primarily to maintain short-term financial flexibility for the Company. Total debt increased to $874.5 million from $621.2 at December 31, 2005 and increased as a percentage of total capitalization to 30.5 percent from 26.4 percent at the end of 2005. Net operating cash increased to $815.8 million in 2006 versus $716.7 million in 2005. Net operating cash in 2006 provided the funds necessary to support the Company’s continued growth and improved total shareholder return. In 2006, the Company invested $51.2 million in acquisitions, increased annual capital expenditures to $209.9 million, purchased treasury stock for $311.1 million and paid $135.4 million in cash dividends.
     Results of operations for the Company were also strong and improved in many areas in 2006. Consolidated net sales increased 8.6 percent in 2006 to $7.81 billion from $7.19 billion in 2005. During 2006, consolidated net sales increases were primarily attributable to strong paint sales by the Global Group and by stores open for more than twelve calendar months in the Paint Stores Group. Net sales in the Paint Stores Group increased due primarily to strong domestic architectural paint sales to contractors in the first half of 2006 and improved industrial maintenance product sales. Net sales in the Consumer Group decreased due primarily to sluggish Do-It-Yourself (DIY) sales and the elimination of a portion of a paint program with a large retail customer. Net sales in the Global Group increased due to selling price increases and paint and coatings sales volume increases in all of its worldwide operations. Gross profit as a percent of consolidated net sales increased to 43.7 percent in 2006 from 42.8 percent in 2005 primarily due to price increases and better factory utilization resulting from higher volume despite start-up costs incurred relating to the new emulsion plant in the western United States. Selling, general and administrative expenses decreased as a percent of consolidated net sales in 2006 as compared to 2005 due primarily to increased sales and good expense control, which were partially offset by increased costs due to increased store and branch openings. Diluted net income per common share increased 27.7 percent to $4.19 per share for 2006 from $3.28 per share a year ago.
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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
conditions or material changes in facts or circumstances are unlikely.
     All of the significant accounting policies that were followed in the preparation of the consolidated financial statements are disclosed in Note 1, on pages 47 through 51 of this report. The following procedures and assumptions utilized by management directly impacted many of the reported amounts in the consolidated financial statements.
Non-traded Investments
     The Company invested in the United States affordable housing and historic renovation real estate markets. These investments have been identified as variable interest entities. However, the Company is not the primary beneficiary and did not consolidate the operations of the investments. The carrying amounts of these non-traded investments, which approximate market value, were determined based on cost less related income tax credits determined by the effective yield method. The Company’s risk of loss from the partnership interests is limited to the amount of its investment. The Company has no ongoing capital commitments, loan requirements or guarantees with the general partners that would require any future cash contributions other than the contractually committed capital contributions that are disclosed in the contractual obligations table on page 27 of this report. See Note 1, on page 47 of this report, for more information on non-traded investments.
Accounts Receivable
     Accounts receivable were recorded at the time of credit sales net of provisions for sales returns and allowances. Provisions for doubtful accounts, included in Selling, general and administrative expenses, were based on management’s assessment of accounts receivable. Judgment was required to make this assessment including an analysis of historical bad debts, a review of the aging of Accounts receivable and a review of the current creditworthiness of customers. Management recorded allowances for receivables which were believed to be uncollectible, including amounts for the resolution of potential credit and other collection issues such as disputed invoices, customer satisfaction claims and pricing discrepancies. However, depending on how such potential issues are resolved, or if the financial condition of any of the Company’s customers were to deteriorate and their ability to make required payments became impaired, increases in these allowances may be required. As of December 31, 2006, no individual customer constituted more than 5 percent of Accounts receivable.
Inventories
     Inventories were stated at the lower of cost or market with cost determined principally on the last-in, first-out method. Inventory quantities were adjusted during the fourth quarter of 2006 as a result of annual physical inventory counts taken at all locations. Management recorded the best estimate of net realizable value for obsolete and discontinued inventories based on historical experience and current trends through reductions to inventory cost by recording a provision included in Cost of goods sold. Where management determined that future demand was lower than current inventory levels, a reduction in inventory cost to estimated net realizable value was made.
Purchase Accounting
     In accordance with Statement of Financial Accounting Standards (FAS) No. 141, “Business Combinations,” the Company used the purchase method of accounting to allocate costs of acquired businesses to the assets acquired and liabilities assumed based on their estimated fair values at the dates of acquisition. The excess costs of acquired businesses over the fair values of the assets acquired and liabilities assumed were recognized as goodwill. The valuations of the acquired assets and liabilities will impact the determination of future operating results. In addition to using management estimates and negotiated amounts, the Company used a variety of information sources to determine the estimated values of acquired assets and liabilities including: third-party appraisals for the estimated value and lives of identifiable intangible assets and property, plant and equipment; third-party actuaries for the estimated obligations of defined benefit pension plans; and legal counsel or other experts to assess the obligations associated with legal, environmental and other contingent liabilities.
Goodwill and Intangible Assets
     The business and technical judgment of management was used in determining which intangible assets have indefinite lives and in determining the useful lives of finite-lived intangible assets in accordance with FAS No. 142, “Goodwill and Other Intangible Assets.” As required by FAS No. 142, management performed annual impairment testing of goodwill and indefinite-lived intangible assets during the fourth quarters of 2006, 2005 and

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
2004. Management estimated the fair values of goodwill and indefinite-lived intangible assets using a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each reporting unit. Growth models were developed using both industry and company historical results and forecasts. Such models required management to make certain assumptions based upon information available at the time the valuation was performed, which could differ from actual results. Management believes the assumptions used are reflective of what a market participant would have used in calculating fair value. See Note 3, pages 52 through 54 of this report, for a discussion of the reductions in carrying value of goodwill and indefinite-lived intangible assets recorded in accordance with FAS No. 142.
Property, Plant and Equipment and Impairment of Long Lived Assets
     Property, plant and equipment was stated on the basis of cost and depreciated principally on a straight-line basis using industry standards and historical experience to estimate useful lives. In accordance with FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” if events or changes in circumstances indicated that the carrying value of long-lived assets may not be recoverable or the useful life had changed, impairment tests were performed. Undiscounted future cash flows were used to calculate the recoverable value of longlived assets to determine if such assets were impaired. Where impairment was identified, management determined fair values for assets using a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each group of assets. Growth models were developed using both industry and company historical results and forecasts. Such models required management to make certain assumptions based upon information available at the time the valuation was performed, which could differ from actual results. Management believes the assumptions used are reflective of what a market participant would have used in calculating fair value. See Note 3, pages 52 through 54 of this report, for a discussion of the reductions in carrying value of long-lived assets in accordance with FAS No. 144.
Exit or Disposal Activities
     Management is continually re-evaluating the Company’s operating facilities against its long-term strategic goals. Liabilities associated with exit or disposal activities are recognized as incurred in accordance with FAS No. 146, “Accounting for Costs from Exit or Disposal Activities.” Provisions for qualified exit costs include amounts estimated by management and primarily represent post-closure rent expenses, incremental post-closure costs and costs of employee terminations. Adjustments may be made to accrued qualified exit costs if information becomes available upon which more accurate amounts can be reasonably estimated. Long-lived assets are tested for impairment in accordance with FAS No. 144 and, if impairment exists, the remaining useful life or the carrying value of the long-lived assets is reduced to a useful life or fair value estimated by management. Additional impairment may be recorded for subsequent revisions in estimated useful life or fair value. See Notes 3 and 5, pages 52 through 56 of this report, for information concerning impairment of long-lived assets and accrued qualified exit costs, respectively.
Other Liabilities
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
Defined Benefit Pension and Other Postretirement Benefit Plans
     To determine the Company’s ultimate obligation under its defined benefit pension plans and postretirement benefit plans other than pensions, management must estimate the future cost of benefits and attribute that cost to the time period during which each covered employee works. To determine the obligations of such benefit plans, management relied upon third-party actuaries to calculate such amounts using key assumptions such as discount rates, inflation, long-term investment returns, mortality, employee turnover, rate of compensation increases and medical and prescription drug costs. Management, along with third-party actuaries, reviews

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
all of these assumptions on an ongoing basis to ensure that the most current information available is being considered. The assumed discount rate used to compute the actuarial present value of benefit obligations was increased from 5.5 percent to 5.6 percent at December 31, 2006 for domestic plans due to increased rates of high-quality, long-term investments and was slightly lower for foreign plans. The expected long-term rate of return on assets remained at 7.5 percent in 2006 for domestic plans and was slightly lower on most foreign plans. In establishing the expected long-term rate of return on defined benefit pension plan assets, management considered the historical rates of return, the nature of investments and an expectation for future investment strategies. The rate of compensation increases remained at 4.0 percent in 2006 for domestic plans and was slightly lower on most foreign plans. In deciding on the rate of compensation increases, management considered historical Company increases as well as expectations for future increases. The assumed health care cost trend rates for 2006 were 9.0 percent for medical and 12.0 percent for prescription drugs, both decreasing gradually to 4.5 percent in 2014 for prescription drugs and in 2015 for medical. In developing the assumed health care cost trend rates, management considered industry data, historical Company experience and expectations for future health care costs.
     For 2007 expense recognition, the Company will use a discount rate of 5.6 percent, an expected long-term rate of return on defined benefit pension plan assets of 7.5 percent and a rate of compensation increase of 4.0 percent. The assumed heath care cost trend rates for 2007 are 8.5 percent for medical and 11.0 percent for prescriptions drugs. Use of these assumptions will result in a net pension credit for defined benefit pension plans that is expected to be higher in 2007 than in 2006 and a net periodic benefit cost for postretirement benefits other than pensions that is expected to be slightly higher in 2007 as compared to 2006. An increase or decrease in the assumptions or economic events outside management’s control could have a direct impact on the Company’s results of operations or financial condition.
     Effective December 31, 2006, the Company adopted FAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” FAS No. 158 made numerous changes to the accounting for defined benefit pension plans and other postretirement benefit plans. The most significant changes require the recognition of a plan’s funded status as an asset for fully funded plans and as a liability for unfunded or under-funded plans. Previously unrecognized actuarial gains and losses and prior service costs must now be recorded in Cumulative other comprehensive income, a component of Shareholders’ equity. The amounts recorded in Cumulative other comprehensive income will continue to be modified as actuarial assumptions and service costs change and such amounts will be amortized to expense over a period of years through the net pension (credit) cost and net periodic benefit cost. The adoption of FAS No. 158 resulted in a decrease of $59.6 million in Deferred pension assets, an increase in Postretirement benefits other than pensions of $67.1 million, an increase in long-term pension liabilities of $17.3 million, an increase in deferred tax assets of $63.3 million and an increase in Cumulative other comprehensive loss of $80.9 million. See Note 6, on pages 56 through 62 of this report, for information concerning the Company’s defined benefit pension plans and other postretirement benefit plans.
Environmental Matters
     The Company is involved with environmental investigation and remediation activities at some of its current and former sites and at a number of third-party sites. The Company accrues for environmental-related activities for which commitments or clean-up plans have been developed and for which costs can be reasonably estimated based on industry standards and historical experience. All accrued amounts were recorded on an undiscounted basis. Environmental-related expenses included direct costs of investigation and remediation and indirect costs such as compensation and benefits for employees directly involved in the investigation and remediation activities and fees paid to outside engineering, actuarial, consulting and law firms. See Note 8, on pages 63 through 65, and Note 13, on pages 72 and 73 of this report, for information concerning the accrual for extended environmental-related activities. Due to uncertainties surrounding environmental investigations and remediation activities, the Company’s ultimate liability may result in costs that are significantly higher than currently accrued. See pages 25 through 27 of this report for a discussion concerning unaccrued future loss contingencies.
Litigation and Other Contingent Liabilities
     In the course of its business, the Company is subject to a variety of claims and lawsuits, including litigation

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
relating to product liability and warranty, personal injury, environmental, intellectual property, commercial, contractual and antitrust claims. Management believes that the Company properly accrued for all known liabilities that existed and those where a loss was deemed probable for which a fair value was available or an amount could be reasonably estimated in accordance with all present accounting principles generally accepted in the United States. However, because litigation is inherently subject to many uncertainties and the ultimate result of any present or future litigation is unpredictable, the Company’s ultimate liability may result in costs that are significantly higher than currently accrued. In the event that the Company’s loss contingency is ultimately determined to be significantly higher than currently accrued, the recording of the liability may result in a material impact on net income for the annual or interim period during which such liability is accrued. Additionally, due to the uncertainties involved, any potential liability determined to be attributable to the Company arising out of such litigation may have a material adverse effect on the Company’s results of operations, liquidity or financial condition. See pages 29 through 33 of this report and Note 9, pages 65 through 68 of this report, for information concerning litigation.
     In addition, the Company may be subject to potential liabilities for which a loss was not deemed probable at this time and a fair value was not available or an amount could not be reasonably estimated due to uncertainties involved. See page 29 of this report for more information concerning contingent liabilities.
Income Taxes
     The Company estimated income taxes in each jurisdiction that it operated. This involved estimating taxable earnings, specific taxable and deductible items, the likelihood of generating sufficient future taxable income to utilize deferred tax assets and possible exposures related to future tax audits. To the extent these estimates change, adjustments to deferred and accrued income taxes will be made in the period in which the changes occur. Effective January 1, 2007, the Company will adopt Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, “Accounting for Uncertainty Income Taxes – an interpretation of FASB Statement No. 109.” FIN No. 48 clarifies the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company expects to record an insignificant cumulative-effect adjustment to beginning retained earnings during the first quarter of 2007. Future compliance with FIN No. 48 is not expected to have a significant impact on the Company’s results of operations, financial condition and liquidity.
Stock-Based Compensation
     Effective January 1, 2006, the Company adopted FAS No. 123R, “Share-Based Payment” for its stock-based compensation. The Company elected to follow the “modified prospective” method as described in the standard whereby compensation cost is recognized for all share-based payments granted after the effective date and for all unvested awards granted prior to the effective date. Prior to adoption, the Company accounted for share-based payments under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. The Company recognized $29.5 million in total stock-based compensation expense during 2006 and $8.7 million during 2005. Total unrecognized stock-based compensation expense was $55.1 million at December 31, 2006 and is expected to be recognized over a weighted-average period of 1.52 years.
     The Company estimated the fair value of stock options using a Black-Scholes-Merton option pricing model which requires management to make estimates for certain assumptions. Management is continuously reviewing the following significant assumptions: risk-free interest rate, expected life of options, expected volatility of stock and expected dividend yield of stock. The weighted-average risk-free rate for 2006 grants of 4.68 percent was based upon the U.S. Treasury yield curve at the time of grant. The weighted-average expected life of option of 4.55 years for 2006 was calculated using a scenario analysis model that uses historical data to aggregate the holding period from actual exercises, post-vesting cancellations and hypothetical assumed exercises on all outstanding options. The weighted average expected volatility for 2006 of 25.9 percent was calculated using historical and implied volatilities. The weighted average expected dividend yield of stock for 2006 of 1.84 percent was the Company’s best estimate of the expected future dividend yield using historical and expectations about future activity. A change in the

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
assumptions outside of management’s control could have a direct impact on the Company’s results of operations. See Note 12, pages 70 through 72 of this report, for more information on stock-based compensation.
Revenue Recognition
     The Company’s revenue was primarily generated from the sale of products. All sales of products were recognized when shipped and title had passed to unaffiliated customers. Collectibility of amounts recorded as revenue is reasonably assured at time of sale. Discounts were recorded as a reduction of net sales in the same period as the sale. Standard sales terms are final and returns or exchanges are not permitted unless expressly stated. Estimated provisions for returns or exchanges, recorded as a reduction of net sales, were established in cases where the right of return existed. The Company offered a variety of programs, primarily to its retail customers, designed to promote sales of its products. Such programs required periodic payments and allowances based on estimated results of specific programs and were recorded as a reduction to net sales. The Company accrued the estimated total payments and allowances associated with each transaction at the time of sale. Additionally, the Company offered programs directly to consumers to promote the sale of its products. Promotions that reduced the ultimate consumer sale prices were recorded as a reduction of net sales at the time the promotional offer was made, generally using estimated redemption and participation levels. The Company continually assesses the adequacy of accruals for customer and consumer promotional program costs earned but not yet paid. To the extent total program payments differ from estimates, adjustments may be necessary. Historically, these total program payments and adjustments have not been material.
FINANCIAL CONDITION, LIQUIDITY AND CASH FLOW
Overview
     The Company’s financial condition, liquidity and cash flow remained strong in 2006 and continued to improve in many areas. The Company’s current ratio decreased slightly to 1.18 at December 31, 2006 from 1.22 at December 31, 2005. This decrease was caused by a relatively proportionate increase in current assets and current liabilities. Net working capital was $35.5 million higher at December 31, 2006 compared to 2005. Cash and cash equivalents and Short-term investments increased a combined $454.3 million primarily to maintain short-term financial flexibility. Total debt increased by $253.3 million to $874.5 million at December 31, 2006 and increased as a percentage of total capitalization to 30.5 percent at the end of 2006 from 26.4 percent at the end of 2005. Net operating cash increased to $815.8 million in 2006 versus $716.7 million in 2005. The increase in net operating cash related primarily to higher net income. Total Cash and cash equivalents and Short-term investments exceeded Short-term borrowings by $120.6 million at December 31, 2006. Net operating cash in 2006 provided the funds necessary to support the Company’s continued growth and improve total shareholder return. In 2006, the Company invested $51.2 million in acquisitions, increased annual capital expenditures to $209.9 million, purchased treasury stock for $311.1 million and paid $135.4 million in cash dividends. The Consolidated Balance Sheets and Statements of Consolidated Cash Flows, on pages 44 and 45 of this report, provide more information concerning the Company’s financial condition, liquidity and cash flow.
Net Working Capital
     Total current assets less total current liabilities (net working capital) increased $35.5 million to $375.5 million at December 31, 2006 from $340.0 million at December 31, 2005. The increase in net working capital primarily related to a general increase in working capital items due to Company growth. An increase of $454.3 million of Cash and cash equivalents and Short-term investments was partly offset by an increase of $448.5 in Short-term borrowings and Current portion of long-term debt. Accounts receivable as a percent of annual net sales for 2006 improved to 11.1 percent from 11.3 percent in 2005. Inventories also improved as a percent of annual net sales, declining to 10.6 percent in 2006 from 11.2 percent in 2005. Days receivable outstanding and days inventory held outstanding both remained relatively constant in 2006 compared to 2005.
Goodwill and Intangible Assets
     Goodwill, which represents the excess of cost over the fair value of net assets acquired in purchase business combinations, increased by $29.1 million during 2006 due to the addition of goodwill resulting from the acquisition of Susannah Dobbs Company, LLC (Dobco).
     Intangible assets decreased by a net $5.0 million during 2006 primarily attributable to amortization of $22.9

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
million and an impairment of $1.4 million. This decrease was partially offset by the addition of $11.0 million of intangible assets recognized in the acquisition of Dobco and $8.3 million of capitalized software costs and currency fluctuations. Intangible assets with finite lives include costs related to designing, developing, obtaining and implementing internal use software that are capitalized and amortized in accordance with Statement of Position (SOP) 98-1, “Accounting for the Cost of Computer Software Developed or Obtained for Internal Use.” See Note 3, pages 52 through 54 of this report, for a description of the asset impairments recorded in accordance with FAS No. 142 and FAS No. 144 during 2006 and a summary of the carrying values of goodwill and intangible assets.
Deferred Pension Assets
     Deferred pension assets of $387.7 million at December 31, 2006 represent the excess of the fair market value of assets over the actuarially-determined projected benefit obligations of certain defined benefit pension plans. The decline of $21.6 million in Deferred pension assets was due to the adoption of FAS No. 158. See Note 6, on pages 56 through 62 of this report, for more information concerning defined benefit pension plans and the adoption of FAS No. 158.
Property, Plant and Equipment
     Net property, plant and equipment increased $83.6 million to $828.8 million at December 31, 2006. The increase was due primarily to capital expenditures of $209.9 million and acquired assets of $2.3 million that were partially offset by depreciation expense of $123.1 million. Capital expenditures during 2006 in the Paint Stores Group were primarily attributable to the opening of new paint stores and improvements in existing stores. In the Consumer Group, capital expenditures during 2006 were primarily related to efficiency improvements in production and distribution facilities and the construction of a new emulsion plant in the western United States. Capital expenditures in the Global Group were primarily attributable to the opening of new branches and improvements in existing manufacturing facilities. The Administrative segment incurred capital expenditures primarily for upgrading the Company’s headquarters building and information systems hardware. In 2007, with the completion of the new emulsion plant, the Company expects to spend approximately 15 percent less for capital expenditures than in 2006. The predominant share of the capital expenditures in 2007 is expected to be for various capacity and productivity improvement projects at existing manufacturing and distribution facilities, new store openings and new or upgraded information systems hardware. The Company does not anticipate the need for any specific longterm external financing to support these capital expenditures.
Debt
     At December 31, 2006, borrowings outstanding under the domestic commercial paper program increased $246.1 million to $338.8 million at December 31, 2006. The weighted-average interest rate related to these borrowings was 5.5 percent at December 31, 2006. Borrowings outstanding under the domestic commercial paper program were $74.7 million with a weighed-average interest rate of 4.2 percent at Decem-ber 31, 2005. Borrowings outstanding under various foreign programs at December 31, 2006 were $31.0 million with a weighted-average interest rate of 4.7 percent and at December 31, 2005 were $49.0 million with a weighted-average interest rate of 5.4 percent. Long-term debt, including the current portion, increased a net $7.2 million during 2006 due primarily to an increase in various promissory notes, which was partially offset by payments during the year.
     During the first quarter of 2006, Moody’s Investors Service downgraded the Company’s debt rating from A2 to A3 and placed the Company’s long-term ratings under review for further downgrade. Also during the first quarter, Standard & Poor’s Ratings Services (S&P) placed the Company’s ratings on CreditWatch with negative implications. On April 24, 2006, S&P lowered the Company’s long-term corporate credit rating from A+ to A- and short-term corporate credit rating from A-1 to A-2 and kept the Company’s ratings on CreditWatch with negative implications. These actions related to uncertainties surrounding the potential future cash payments resulting from the Rhode Island lead pigment litigation. The Company improved its financial flexibility by modifying existing borrowing arrangements and obtaining additional sources of funds through new borrowing facilities.
     Effective July 19, 2005, the Company amended its five-year senior unsecured revolving credit agreement increasing the amount to $910.0 million. The Company’s commercial paper program was increased to $910.0 million effective September 26, 2005. Effective December 8, 2005, a $500.0 million letter of credit subfacility amendment

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
was added to the revolving credit agreement. The Company uses the revolving credit agreement to satisfy its commercial paper program’s dollar for dollar liquidity requirement. Due to the seasonality of the Company’s business and the need for available cash prior to the primary selling season and collecting accounts receivable, the Company expects to continue to borrow under the commercial paper program during 2007.
     On February 1, 2006, the Company sold or contributed certain of its accounts receivable to SWC Receivables Funding LLC (SWC), a consolidated wholly-owned subsidiary. SWC entered into an accounts receivable securitization borrowing facility with a third-party program agent. Under this program, SWC may borrow up to $500.0 million and will secure such borrowings by granting a security interest in the accounts receivable, related security and the cash collections and proceeds of the receivables. At December 31, 2006, SWC had no borrowings outstanding under this program.
     On April 17, 2006, the Company entered into an additional three-year credit agreement, which was amended on April 25, 2006 and May 8, 2006. This additional credit agreement gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $250.0 million. At December 31, 2006, there were no borrowings outstanding under the agreement.
     On May 23, 2006, the Company entered into an additional five-year credit agreement. This additional credit agreement gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $100.0 million. The agreement was amended on July 24, 2006 to increase the aggregate availability to $250.0 million. At December 31, 2006, there were no borrowings outstanding under the agreement.
     See Note 7, on pages 62 and 63 of this report, for a detailed description of the Company’s debt outstanding and other available financing programs.
Postretirement Benefits Other Than Pensions
     The Company’s long-term liability for Postretirement benefits other than pensions increased $74.9 million to $301.4 million at December 31, 2006. An increase of $67.1 million in the liability was due to the adoption of FAS No. 158 and the remaining $7.8 million increase was due to the excess of the actuarially-determined postretirement benefit obligation over benefit payments. See Note 6, on pages 56 through 62 of this report, for more information on the Company’s obligation for postretirement benefits other than pensions and the adoption of FAS No. 158.
Other Long-Term Liabilities
     Other long-term liabilities decreased $36.1 million during 2006 due primarily to the adoption of FAS No. 158 which increased long-term pension liabilities and increased net deferred tax assets, which were partially offset by an increase of $8.2 million in long-term environmental-related liabilities discussed below. See Note 8, on pages 63 through 65 of this report, for further information on the Company’s long-term liabilities.
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
     Depreciation of capital expenditures and other expenses related to ongoing environmental compliance measures were included in the normal operating expenses of conducting business. The Company’s capital expenditures, depreciation and other expenses related to ongoing environmental compliance measures were not material to the Company’s financial condition, liquidity, cash flow or results of operations during 2006. Management does not expect that such capital expenditures, depreciation and other expenses will be material to the Company’s financial condition, liquidity, cash flow or results of operations in 2007.
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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
environmental contamination and hazardous waste at a number of third-party sites, primarily Superfund sites. The Company may be similarly designated with respect to additional third-party sites in the future.
     The Company accrues for estimated costs of investigation and remediation activities at its current, former and third party sites for which commitments or clean-up plans have been developed and when such costs can be reasonably estimated based on industry standards and professional judgment. These estimated costs are based on currently available facts regarding each site. The Company accrues a specific estimated amount when such an amount and a time frame in which the costs will be incurred can be reasonably determined. If the best estimate of costs can only be identified as a range and no specific amount within that range can be determined more likely than any other amount within the range, the minimum of the range is accrued by the Company in accordance with applicable accounting rules and interpretations. The Company continuously assesses its potential liability for investigation and remediation activities and adjusts its environmental-related accruals as information becomes available upon which more accurate costs can be reasonably estimated. At December 31, 2006, 2005 and 2004, the Company had accruals for environmental-related activities of $173.1 million, $158.8 million and $141.5 million, respectively.
     Due to the uncertainties surrounding environmental investigation and remediation activities, the Company’s ultimate liability may result in costs that are significantly higher than currently accrued. If the Company’s future loss contingency is ultimately determined to be at the maximum of the range of possible outcomes for every site for which costs can be reasonably estimated, the Company’s aggregate accruals for environmental-related activities would be $149.6 million higher than the accruals at December 31, 2006.
     Four of the Company’s current and former manufacturing sites, described below, accounted for the majority of the accruals for environmental-related activities and the unaccrued maximum of the estimated range of possible outcomes at December 31, 2006, 2005 and 2004. At December 31, 2006, $111.5 million or 64.4 percent of the total accrual of $173.1 million for environmental-related activities related directly to these four sites. Of the aggregate unaccrued exposure of $149.6 million at December 31, 2006, $81.9 million related to the four manufacturing sites. While environmental investigations and remedial actions are in different stages at these sites, additional investigations, remedial actions and monitoring will likely be required at each site.
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
     The fourth site is a former manufacturing facility in California. Similar to the Illinois sites noted above, the environmental issues at this site have been determined to be associated with historical operations. Most of the anticipated investigative activities have been completed at this site, some remedial actions have been taken and a proposed remedial action plan has been formulated but currently no clean up goals have been approved by the lead governmental agency. In both the Illinois and California sites, the potential liabilities relate to clean-up goals that have not yet been established and the degree of remedial actions that may be necessary to achieve these goals.
     Management cannot presently estimate the ultimate potential loss contingencies related to these four sites or other less significant sites until such time as a substantial portion of the investigation at each site is completed and remedial action plans are developed.
     In accordance with FIN No. 47, “Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143”, the Company has

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
identified certain conditional asset retirement obligations at various current manufacturing, distribution and store facilities. These obligations relate primarily to asbestos abatement and closures of hazardous waste containment devices. Using investigative, remediation and disposal methods that are currently available to the Company, the estimated cost of these obligations is not significant.
     In the event any future loss contingency of environmental-related matters or conditional asset retirement obligations significantly exceeds the current amount accrued or estimated, the recording of the ultimate liability may result in a material impact on net income for the annual or interim period during which the additional costs are accrued. Management does not believe that any potential liability ultimately attributed to the Company for its environmental-related matters or conditional asset retirement obligations will have a material adverse effect on the Company’s financial condition, liquidity, or cash flow due to the extended period of time during which environmental investigation and remediation takes place. An estimate of the potential impact on the Company’s operations cannot be made due to the aforementioned uncertainties.
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
Contractual Obligations and Commercial Commitments
     The Company has certain obligations and commitments to make future payments under contractual obligations and commercial commitments. The following table summarizes such obligations and commitments as of December 31, 2006:

(thousands of dollars)	Payments Due by Period
		Less than			More than
Contractual Obligations	Total	1 Year	1–3 Years	3–5 Years	5 Years
Long-term debt	$504,729	$212,853	$6,349	$1,133	$284,394
Operating leases	784,662	182,410	288,965	167,897	145,390
Short-term borrowings	369,778	369,778
Interest on Long-term debt	1,232,171	30,195	44,517	44,326	1,113,133
Purchase obligations [1]	119,829	119,829
Other contractual obligations [2]	64,271	59,748	4,416	107

Total contractual cash obligations	$3,075,440	$974,813	$344,247	$213,463	$1,542,917

[1]	Relate to open purchase orders for raw materials at December 31, 2006.

[2]	Relate primarily to estimated future capital contributions to investments in the U.S. affordable housing and historic renovation real estate partnerships and various other contractural obligations.

	Amount of Commitment Expiration Per Period
		Less than			More than
Commercial Commitments	Total	1 Year	1–3 Years	3–5 Years	5 Years
Standby letters of credit	$18,389	$18,389
Surety bonds	28,860	28,860
Other commercial commitments	22,887	22,887

Total commercial commitments	$70,136	$70,136

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Warranties
     The Company offers product warranties for certain products. The specific terms and conditions of such warranties vary depending on the product or customer contract requirements. Management estimated the costs of unsettled product warranty claims based on historical results and experience. Management periodically assesses the adequacy of the accrual for product warranty claims and adjusts the accrual as necessary. Changes in the Company’s accrual for product warranty claims during 2006, 2005 and 2004, including customer satisfaction settlements during the year, were as follows:

(thousands of dollars)	2006	2005	2004
Balance at January 1	$23,003	$18,098	$16,555
Charges to expense	36,939	35,654	32,541
Settlements	(34,716)	(30,749)	(30,998)

Balance at December 31	$25,226	$23,003	$18,098

Shareholders’ Equity
     Shareholders’ equity increased $261.7 million to $1.99 billion at December 31, 2006 from $1.73 billion last year. The increase in Shareholders’ equity resulted from increased common stock, other capital and retained earnings. Total increases in common stock and other capital of $182.2 million were due primarily to stock option exercises, the tax impact of certain employee stock ownership plan (ESOP) transactions and the recognition of stock-based compensation. Retained earnings increased $440.7 million during 2006 due to net income of $576.1 million partially offset by $135.4 million in cash dividends paid.
     The Company’s cash dividend per common share payout target is 30.0 percent of the prior year’s diluted net income per common share. The 2006 annual cash dividend of $1.00 per common share represented 30.5 percent of 2005 diluted net income per common share. The 2006 annual dividend represented the twenty-eighth consecutive year of dividend payments since the dividend was suspended in 1978. At a meeting held on February 21, 2007, the Board of Directors increased the quarterly cash dividend to $.315 per common share. This quarterly dividend, if approved in each of the remaining quarters of 2007, would result in an annual dividend for 2007 of $1.26 per common share or a 30.1 percent payout of 2006 diluted net income per common share.
     Reducing Shareholders’ equity were increases in Treasury stock and Cumulative other comprehensive loss. The Company purchased 5.6 million shares of its common stock during 2006 for treasury at a cost of $311.1 million. The Company acquires its common stock for general corporate purposes and, depending on its cash position and market conditions, it may acquire additional shares in the future. The Company had remaining authorization from its Board of Directors at December 31, 2006 to purchase 12.8 million shares of its common stock. The increase in Cumulative other comprehensive loss consisted mainly of the recognition of $60.5 million in net actuarial losses and net prior service costs, net of taxes, of which $80.9 million related to the adoption of FAS No. 158 that was partially offset by gains due to normal plan experience of $20.3 million, net of taxes. Favorable foreign currency translation effects of $11.3 million, which were attributable to the strengthening of most foreign operations’ functional currencies against the U.S. dollar, reduced Cumulative other comprehensive loss. See the Statements of Consolidated Shareholders’ Equity and Comprehensive Income, on page 46 of this report, and Notes 10, 11 and 12, on pages 68 through 72 of this report, for more information concerning Shareholders’ equity.
Cash Flow
     Net operating cash increased $99.1 million to $815.8 million during 2006 from $716.7 million during 2005. The increase in net income of $112.8 million in 2006 over 2005, which was partially offset by working capital and other changes, was the primary contributor to increased net operating cash. The additional net operating cash combined with the purchase of less treasury stock in 2006 ($45.4 million) was used to invest in incremental capital expenditures ($66.9 million), acquire a business ($51.2 million) and increase cash dividends ($21.8 million).
     Management considers a measurement of cash flow that is not in accordance with accounting principles generally accepted in the United States to be a useful tool in determining the discretionary portion of the Company’s net operating cash. Management reduces net operating cash, as shown in the Statements of Consolidated Cash Flows, by the amount reinvested in the business for capital expenditures and the return of investment to its shareholders by the payment of cash dividends. The resulting value is referred to by management as “Free Cash Flow” which may not be comparable to values considered by other entities using the same terminology. The reader is cautioned that the following value should not be compared to other entities unknowingly. The

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
amount shown below should not be considered an alternative to net operating cash or other cash flow amounts in accordance with accounting principles generally accepted in the United States disclosed in the Statements of Consolidated Cash Flows, on page 45 of this report. Free Cash Flow as defined and used by management is determined as follows:

(thousands of dollars)	2006	2005	2004
Net operating cash	$815,841	$716,702	$544,681
Capital expenditures	(209,939)	(143,072)	(106,822)
Cash dividends	(135,357)	(113,588)	(96,915)

Free cash flow	$470,545	$460,042	$340,944

Contingent Liabilities
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
     Lead pigment and lead-based paint litigation. The Company’s past operations included the manufacture and sale of lead pigments and lead-based paints. The Company, along with other companies, is a defendant in a number of legal proceedings, including individual personal injury actions, purported class actions, a separate action brought by the State of Rhode Island, and actions brought by various counties, cities, school districts and other government-related entities, arising from the manu-

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
facture and sale of lead pigments and lead-based paints. The plaintiffs are seeking recovery based upon various legal theories, including negligence, strict liability, breach of warranty, negligent misrepresentations and omissions, fraudulent misrepresentations and omissions, concert of action, civil conspiracy, violations of unfair trade practice and consumer protection laws, enterprise liability, market share liability, public nuisance, unjust enrichment and other theories. The plaintiffs seek various damages and relief, including personal injury and property damage, costs relating to the detection and abatement of lead-based paint from buildings, costs associated with a public education campaign, medical monitoring costs and others. The Company is also a defendant in legal proceedings arising from the manufacture and sale of non-lead-based paints which seek recovery based upon various legal theories, including the failure to adequately warn of potential exposure to lead during surface preparation when using non-lead-based paint on surfaces previously painted with lead-based paint. The Company believes that the litigation brought to date is without merit or subject to meritorious defenses and is vigorously defending such litigation. The Company expects that additional lead pigment and lead-based paint litigation may be filed against the Company in the future asserting similar or different legal theories and seeking similar or different types of damages and relief.
     Litigation is inherently subject to many uncertainties and the Company ultimately may not prevail. Adverse court rulings, such as the Rhode Island jury verdict and the Wisconsin State Supreme Court’s July 2005 determination that Wisconsin’s risk contribution theory may apply in the lead pigment litigation (both discussed in more detail below), or determinations of liability, among other factors, could affect the lead pigment and lead-based paint litigation against the Company and encourage an increase in the number and nature of future claims and proceedings. In addition, from time to time, various legislation and administrative regulations have been enacted, promulgated or proposed to impose obligations on present and former manufacturers of lead pigments and lead-based paints respecting asserted health concerns associated with such products or to overturn the effect of court decisions in which the Company and other manufacturers have been successful.
     Due to the uncertainties involved, management is unable to predict the outcome of the lead pigment and lead-based paint litigation, the number or nature of possible future claims and proceedings, or the effect that any legislation and/or administrative regulations may have on the litigation or against the Company. In addition, management cannot reasonably determine the scope or amount of the potential costs and liabilities related to such litigation, or resulting from any such legislation and regulations. The Company has not accrued any amounts for such litigation. Any potential liability that may result from such litigation or such legislation and regulations cannot reasonably be estimated. In the event any significant liability is determined to be attributable to the Company relating to such litigation, the recording of the liability may result in a material impact on net income for the annual or interim period during which such liability is accrued. Additionally, due to the uncertainties associated with the amount of any such liability and/or the nature of any other remedy which may be imposed in such litigation, any potential liability determined to be attributable to the Company arising out of such litigation may have a material adverse effect on the Company’s results of operations, liquidity or financial condition. An estimate of the potential impact on the Company’s results of operations, liquidity or financial condition cannot be made due to the aforementioned uncertainties.
     Rhode Island lead pigment litigation. During September 2002, a jury trial commenced in the first phase of an action brought by the State of Rhode Island against the Company and the other defendants. The sole issue before the court in this first phase was whether lead pigment in paint constitutes a public nuisance under Rhode Island law. In October 2002, the court declared a mistrial as the jury, which was split four to two in favor of the defendants, was unable to reach a unanimous decision.
     The State of Rhode Island retried the case and on February 22, 2006, the jury returned a verdict, finding that (i) the cumulative presence of lead pigment in paints and coatings on buildings in the State of Rhode Island constitutes a public nuisance, (ii) the Company, along with two other defendants, caused or substantially contributed to the creation of the public nuisance, and (iii) the Company and two other defendants should be ordered to abate the public nuisance. On February 28, 2006, the Court granted the defendants’ motion to dismiss the punitive damages claim, finding insufficient evidence to support the State’s request for punitive damages. On February 26, 2007, the Court issued a decision on the post-trial motions and other matters pending before the Court. Specifically, the Court (i) denied the defendants’ post-trial motions for judgment as a matter of law and for a new trial, (ii) decided to enter a judgment of abatement in favor of the State against the Company and two other defendants, and (iii) decided to appoint a special master for the purpose of assisting the Court in its consideration of a remedial order to implement the judgment of abatement, and if necessary, any monitoring of the implementation of that order. The Company intends to appeal the jury’s verdict and the Court’s decision.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     This was the first legal proceeding against the Company to go to trial relating to the Company’s lead pigment and lead-based paint litigation. The Company cannot reasonably determine the impact that the State of Rhode Island decision and determination of liability will have on the number or nature of present or future claims and proceedings against the Company or estimate the amount or range of ultimate loss that it may incur.
     Other public nuisance claim litigation. The Company and other companies are defendants in other legal proceedings seeking recovery based on public nuisance liability theories including claims brought by the County of Santa Clara, California and other public entities in the State of California, the City of St. Louis, Missouri, the City of Milwaukee, Wisconsin, various cities and counties in the State of New Jersey, and several cities in the State of Ohio.
     The Santa Clara County, California proceeding was initiated in March 2000. The named plaintiffs are the County of Santa Clara, County of Santa Cruz, County of Solano, County of Alameda, County of Kern, City and County of San Francisco, San Francisco Housing Authority, San Francisco Unified School District, City of Oakland, Oakland Housing Authority, Oakland Redevelopment Agency and the Oakland Unified School District. The proceeding purports to be a class action on behalf of all public entities in the State of California except the State and its agencies. The plaintiffs’ second amended complaint asserted claims for fraud and concealment, strict product liability/failure to warn, strict product liability/design defect, negligence, negligent breach of a special duty, public nuisance, private nuisance and violations of California’s Business and Professions Code, and the third amended complaint alleges similar claims including a claim for public nuisance. Various asserted claims were resolved in favor of the defendants through pre-trial demurrers and motions to strike. In October 2003, the trial court granted the defendants’ motion for summary judgment against the remaining counts on statute of limitation grounds. The plaintiffs appealed the trial court’s decision and on March 3, 2006, the Court of Appeal, Sixth Appellate District, reversed in part the demurrers and summary judgment entered in favor of the Company and the other defendants. The Court of Appeal reversed the dismissal of the public nuisance claim for abatement brought by the cities of Santa Clara and Oakland and the City and County of San Francisco, and reversed summary judgment on all of the plaintiffs’ fraud claim to the extent that the plaintiffs alleged that the defendants had made fraudulent statements or omissions minimizing the risks of low-level exposure to lead. The Court of Appeal further vacated the summary judgment holding that the statute of limitations barred the plaintiffs’ strict liability and negligence claims, and held that those claims had not yet accrued because physical injury to the plaintiffs’ property had not been alleged. The Court of Appeal affirmed the dismissal of the public nuisance claim for damages to the plaintiffs’ properties, most aspects of the fraud claim, the trespass claim and the unfair business practice claim. The plaintiffs have filed a motion for leave to file a fourth amended complaint.
     The City of St. Louis proceeding was initiated in January 2000. The City initially alleged claims for strict liability, negligence, fraudulent misrepresentation, negligent misrepresentation, concert of action, conspiracy, public nuisance, restitution and indemnity. Following various pre-trial proceedings during which many of the asserted claims were dismissed by the trial court or voluntarily dismissed by the City, on June 10, 2003, the City filed its fourth amended petition alleging a single count of public nuisance. Following further pre-trial proceedings, on January 18, 2006, the trial court granted the defendants’ motion for summary judgment based on the City’s lack of product identification evidence. The City has appealed the trial court’s January 18, 2006 decision and a prior trial court decision.
     The City of Milwaukee proceeding was initiated in April 2001 against Mautz Paint Co. and NL Industries, Inc. On November 7, 2001, the Company acquired certain assets of Mautz Paint Co. and agreed (under terms and conditions set forth in the purchase agreement) to defend and indemnify Mautz Paint Co. for its liability, if any, to the City of Milwaukee in this action. The City’s complaint included claims for continuing public nuisance, restitution, conspiracy, negligence, strict liability, failure to warn and violation of Wisconsin’s trade practices statute. Following various pre-trial proceedings during which several of the City’s claims were dismissed by the court or voluntarily dismissed by the City, on August 13, 2003, the trial court granted defendants‘ motion for summary judgment on the remaining claims. The City appealed and, on November 9, 2004, the

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Wisconsin Court of Appeals reversed the trial court’s decision and remanded the claims for public nuisance, conspiracy and restitution to the trial court.
     In December 2001 and early 2002, a number of cities and counties in New Jersey individually initiated proceedings in the Superior Court of New Jersey against the Company and other companies asserting claims for fraud, public nuisance, civil conspiracy, unjust enrichment and indemnity. The New Jersey Supreme Court consolidated all of the cases and assigned them to the Superior Court in Middlesex County. By order dated November 4, 2002, the Superior Court granted the defendants’ motion to dismiss all complaints. The plaintiffs appealed and, on August 17, 2005, the Appellate Division affirmed the dismissal of all claims except public nuisance. The Appellate Division reinstated the public nuisance claim in each case. On November 17, 2005, the New Jersey Supreme Court granted defendants’ petition for certification to review the reinstatement of the public nuisance claims.
     In 2006, several cities in Ohio individually initiated proceedings in state court against the Company and other companies asserting claims for public nuisance, concert of action, unjust enrichment, indemnity and punitive damages. Also in September 2006, the Company initiated proceedings in the United States District Court, Southern District of Ohio, against certain of the Ohio cities which initiated the state court proceedings referred to in the preceding sentence and John Doe cities and public officials. The Company’s proceeding seeks declaratory and injunctive relief to prevent the violation of the Company’s federal constitutional rights in relation to such state court proceedings.
     Litigation seeking damages from alleged personal injury. The Company and other companies are defendants in a number of legal proceedings seeking monetary damages and other relief from alleged personal injuries. These proceedings include claims by children allegedly injured from ingestion of lead pigment or lead-containing paint, claims for damages allegedly incurred by the children’s parents or guardians, and claims for damages allegedly incurred by professional painting contractors. These proceedings generally seek compensatory and punitive damages, and seek other relief including medical monitoring costs. These proceedings include purported claims by individuals, groups of individuals and class actions.
     The plaintiff in Thomas v. Lead Industries Association, et al., initiated an action against the Company, other alleged former lead pigment manufacturers and the Lead Industries Association in September 1999. The claims against the Company and the other defendants include strict liability, negligence, negligent misrepresentation and omissions, fraudulent misrepresentation and omissions, concert of action, civil conspiracy and enterprise liability. Implicit within these claims is the theory of “risk contribution” liability (Wisconsin’s theory which is similar to market share liability) due to the plaintiff’s inability to identify the manufacturer of any product that allegedly injured the plaintiff. Following various pre-trial proceedings during which certain of the plaintiff’s claims were dismissed by the court, on March 10, 2003, the trial court granted the defendants’ motion for summary judgment, dismissing the case with prejudice and awarding costs to each defendant. The plaintiff appealed and on June 14, 2004, the Wisconsin Court of Appeals affirmed the trial court’s decision. On July 15, 2005, the Wisconsin Supreme Court reversed in part the trial court’s decision and decided, assuming all of plaintiff’s facts in the summary judgment record to be true, that the risk contribution theory could then apply to excuse the plaintiff’s lack of evidence identifying any of the Company’s or the other defendant’s products as the cause of the alleged injury. The case has been remanded to the trial court and discovery is currently proceeding in this matter.
     Wisconsin is the first jurisdiction to apply a theory of liability with respect to alleged personal injury (i.e.: risk contribution/market share liability) which does not require the plaintiff to identify the manufacturer of the product that allegedly injured the plaintiff in the lead pigment and lead-based paint litigation. Following the July 2005 decision by the Wisconsin Supreme Court to adopt a risk contribution theory in the lead pigment litigation, the Company is aware of 35 new proceedings which have been filed in Wisconsin courts against the Company and other companies seeking damages from alleged personal injury.
     Insurance coverage litigation. On March 3, 2006, the Company filed a lawsuit in the Common Pleas Court, Cuyahoga County, Ohio against its liability insurers, including certain Underwriters at Lloyd’s of London. The lawsuit seeks, among other things, (i) a declaration from the court that costs associated with the abatement of lead pigment in the State of Rhode Island, or any other jurisdiction, are covered under certain insurance

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
policies issued to the Company and (ii) monetary damages for breach of contract and bad faith against the Lloyd’s Underwriters for unjustified denial of coverage for the cost of complying with any final judgment requiring the Company to abate any alleged nuisance caused by the presence of lead pigment paint in buildings. This lawsuit was filed in response to a lawsuit filed by the Lloyd’s Underwriters against the Company, two other defendants in the Rhode Island litigation and various insurance companies on February 23, 2006. The Lloyd’s Underwriters’ lawsuit asks a New York state court to determine that there is no indemnity insurance coverage for such abatement related costs, or, in the alternative, if such indemnity coverage is found to exist, the proper allocation of liability among the Lloyd’s Underwriters, the defendants and the defendants’ other insurance companies. An ultimate loss in the insurance coverage litigation would mean that insurance proceeds would be unavailable under the policies at issue to mitigate any ultimate abatement related costs and liabilities in Rhode Island and that insurance proceeds could be unavailable under the policies at issue to mitigate any ultimate abatement related costs and liabilities in other jurisdictions.
Market Risk
     The Company is exposed to market risk associated with interest rate, foreign currency and commodity fluctuations. The Company occasionally utilizes derivative instruments as part of its overall financial risk management policy, but does not use derivative instruments for speculative or trading purposes. The Company had foreign currency option and forward contracts and commodity swaps outstanding at December 31, 2006 with maturity dates of less than twelve months to hedge against value changes in foreign currency (see Note 13, on page 73 of this report) and commodities (see Note 1, on page 48 of this report). The Company believes it may experience continuing losses from foreign currency translation and commodity price fluctuations. However, the Company does not expect currency translation, transaction, commodity price fluctuations or hedging contract losses will have a material adverse effect on the Company’s financial condition, results of operations or cash flows.
Financial Covenant
     Certain borrowings contain a consolidated leverage covenant. At December 31, 2006, the Company was in compliance with the covenant. The Company’s Notes, Debentures and revolving credit agreement (see Note 7, on pages 62 and 63 of this report) contain various default and cross-default provisions. In the event of default under any one of these arrangements, acceleration of the maturity of any one or more of these borrowings may result.
RESULTS OF OPERATIONS — 2006 vs. 2005
     Shown below are net sales and the percentage change for the current period by segment for 2006 and 2005:

(thousands of dollars)	2006	Change	2005
Paint Stores Group	$4,844,596	11.3%	$4,352,357
Consumer Group	1,364,179	(1.9%)	1,391,160
Global Group	1,593,243	10.7%	1,439,518
Administrative	7,741	1.5%	7,626

	$7,809,759	8.6%	$7,190,661

     Consolidated net sales for 2006 increased due primarily to strong paint sales by the Global Group and by stores open for more than twelve calendar months in the Paint Stores Group.
     Net sales of all consolidated foreign subsidiaries were up 11.3 percent to $831.3 million for 2006 versus $746.8 million for 2005. Of the increase in net sales for foreign subsidiaries during 2006, 5.7 percent related to favorable foreign currency exchange rates. Net sales of all operations other than consolidated foreign subsidiaries were up 8.3 percent to $7.0 billion for 2006 versus $6.4 billion for 2005.
     Net sales in the Paint Stores Group in 2006 increased due primarily to strong domestic architectural paint sales to contractors in the first half of 2006 and improved industrial maintenance product sales. Net sales from stores open for more than twelve calendar months increased 9.1 percent for the full year. During 2006, the Paint Stores Group opened 117 net new stores, increasing the total number of stores in operation at December 31, 2006 to 3,046 in the United States, Canada, Puerto Rico and the Virgin Islands. The Paint Stores Group’s objective is to expand its store base an average of three percent each year, primarily through internal growth. Total paint sales volume percentage increases were in the mid-single digits for the year over 2005. Additionally, sales of products other than paint increased 11.0 percent for the year over 2005. A discussion of changes in volume versus pricing for sales of products other than paint is not pertinent due to the wide assortment of general merchandise sold.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     Net sales of the Consumer Group decreased due primarily to sluggish DIY sales and the elimination of a portion of a paint program with a large retail customer that most significantly impacted the first half of 2006. Sales of products other than paint increased 1.6 percent for the year over 2005. This increase was more than offset by paint volume declines during 2006. The Consumer Group plans to continue its aggressive promotions of new and existing products and expanding its customer base during 2007.
     The Global Group’s net sales in 2006 increased due to selling price increases in all of its worldwide operations and paint and coatings sales volume increases of 5.8 percent. The segment realized strong sales growth in its Latin America operations during 2006. Kinlita, a Chinese joint venture disposed of at the end of the third quarter of 2005, represented $17.0 million of sales for 2005. Favorable currency exchange rates increased net sales by 2.5 percent for 2006. During 2006, the Global Group opened 41 net new branches, increasing the total to 469 branches open in the United States, Mexico, Chile, Brazil, Canada, Jamaica, Uruguay, Argentina and Peru. In 2007, the Global Group expects to continue opening new branches, increasing sales in strengthening international markets, expanding its worldwide presence and improving its customer base.
     Shown below is segment profit and the percent change for the current period by segment for 2006 and 2005:

(thousands of dollars)	2006	Change	2005
Paint Stores Group	$719,919	26.5%	$569,317
Consumer Group	214,225	25.2%	171,173
Global Group	130,385	27.9%	101,957
Administrative	(230,217)	(23.6%)	(186,232)

	$834,312	27.1%	$656,215

     Consolidated segment profit in 2006 increased primarily due to increased sales volume generating an increase in gross profit of $334.3 million that more than offset increased selling, general and administrative expenses of $186.7 million. As a percent of sales, consolidated gross profit increased to 43.7 percent from 42.8 percent in 2005 due primarily to selling price increases, better factory utilization and fixed cost absorption relating to higher volumes.
     The Paint Stores Group’s gross profit for 2006 increased $251.3 million and as a percent of sales by one-half percent due primarily to the increases in paint sales volume and higher selling prices. The Consumer Group’s gross profit increased $21.8 million for 2006 over 2005 primarily due to better factory utilization and fixed cost absorption resulting from higher volume sales to the Paint Stores Group and selling price increases that were partially offset by raw material cost increases. The Global Group’s gross profit for 2006 increased by $57.4 million and remained relatively constant as a percent of sales. Global Group’s gross profit was negatively impacted by $16 million to resolve certain litigation during 2006. Foreign exchange fluctuations increased the Global Group’s gross profit by $10.6 million for 2006. Increased paint and coatings sales volume of 5.8 percent for the year, increased selling prices and improved operating efficiencies related to additional manufacturing volume also contributed to the increase in gross profit for the Global Group.
     Consolidated segment profit was negatively impacted by increases in selling, general and administrative expenses (SG&A) of $186.7 million due primarily to expenses associated with sales growth. SG&A decreased as a percent of sales to 32.2 percent in 2006 from 32.4 percent in 2005. In the Paint Stores Group, SG&A increased $100.4 for the year due primarily to increased spending due to the number of new store openings and variable costs associated with higher sales volume. The Consumer Group’s SG&A increased slightly by $1.6 million for the year due to stringent spending guidelines for all expense categories. The Global Group’s SG&A increased by $31.9 million for the year relating to more branch openings and exchange rate fluctuations of $7.4 million for the full year of 2006.
     Administrative expenses for 2006 increased due primarily to compensation and benefit related expenses not allocated directly to the Reportable Operating Segments, including the additional expenses related to stock-based compensation recorded in 2006.
     The annual impairment review performed as of October 1, 2006 in accordance with FAS No. 142, resulted in reductions in the carrying value of trademarks with indefinite lives of $1.4 million. The impairment of trademarks with indefinite lives was charged to SG&A in the Consumer Group ($1.3 million) and in the Paint Stores Group ($.1 million). The impairment related to lower-than-anticipated projected sales of certain acquired domestic brands. In addition, the Company also recorded impairments due to changes in circumstances in accordance with FAS No. 144 for certain manufacturing equipment of $.9 million, which was charged to Cost of goods sold in the Consumer Group

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
($.4 million) and the Global Group ($.5 million). See Note 3, on pages 52 through 54 of this report, for more information concerning the impairment of intangible assets and long-lived assets.
     Interest expense increased $17.6 million in 2006 versus 2005 due to increased short-term borrowings and rates that were approximately 110 average basis points higher in 2006 than in 2005. The increase in Interest expense was more than offset by an increase in Interest and net investment income of $20.0 million that was due to a higher level of Cash and cash equivalents and Short-term investments held for the majority of 2006 when compared to 2005.
     During 2006, the Company added the caption Other general expense – net to its Statements of Consolidated Income. Certain amounts that were previously reported in Other expense – net were reclassified to conform with the 2006 presentation. Other general expense – net decreased $5.5 million in 2006 compared to 2005. The decrease was mainly caused by the loss on the disposition of Kinlita during 2005 of $7.9 million, which was included in the Global Group, that was partially offset by a gain on the disposition of various long-lived assets of $3.6 million. See Note 13, on pages 72 and 73 of this report, for more information concerning the Other general expense – net caption.
     Income before income taxes and minority interest increased $178.1 million primarily as a result of increased sales volume and good expense control resulting in gross profit that exceeded SG&A by $147.6 million over 2005. Also contributing to the increase in Income before income taxes and minority interest was the Goodwill impairment of $22.0 million in 2005 that did not repeat in 2006, a decrease in Other general expense — net of $5.5 million and a net of Interest income and net investment income over Interest expense of $2.4 million for 2006 over 2005. Net income increased $112.8 million in 2006 partially offset by an increase in the effective tax rate to 31.0 percent in 2006 from 29.2 percent last year. The effective tax rate during 2005 was favorably impacted by settlement of various federal and state audit issues and tax legislation. For the year, diluted net income per common share increased to $4.19 per share from $3.28 per share in 2005.
     Management considers a measurement that is not in accordance with accounting principles generally accepted in the United States a useful measurement of the operational profitability of the Company. Some investment professionals also utilize such a measurement as an indicator of the value of profits and cash that are generated strictly from operating activities, putting aside working capital and certain other balance sheet changes. For this measurement, management increases net income for significant non-operating and non-cash expense items to arrive at an amount known as “Earnings Before Interest, Taxes, Depreciation and Amortization” (EBITDA). The reader is cautioned that the following value for EBITDA should not be compared to other entities unknowingly. EBITDA should not be considered an alternative to net income or cash flows from operating activities as an indicator of operating performance or as a measure of liquidity. The reader should refer to the determination of net income and cash flows from operating activities in accordance with accounting principles generally accepted in the United States disclosed in the Statements of Consolidated Income and Statements of Consolidated Cash Flows, on pages 43 and 45 of this report. EBITDA as used by management is calculated as follows:

(thousands of dollars)	2006	2005	2004
Net income	$576,058	$463,258	$393,254
Interest expense	67,162	49,586	39,948
Income taxes	258,254	191,601	185,662
Depreciation	123,054	120,247	109,058
Amortization	22,863	23,270	16,584

EBITDA	$1,047,391	$847,962	$744,506

RESULTS OF OPERATIONS — 2005 vs. 2004
     Shown below are net sales and the percentage change by segment for 2005 and 2004:

(thousands of dollars)	2005	Change	2004
Paint Stores Group	$4,352,357	22.7%	$3,547,476
Consumer Group	1,391,160	7.6%	1,292,606
Global Group	1,439,518	13.7%	1,266,079
Administrative	7,626	0.0%	7,628

	$7,190,661	17.6%	$6,113,789

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
exchange fluctuations increased consolidated net sales approximately 1.1 percent.
     Net sales in the Paint Stores Group in 2005 increased due primarily to continuing strong architectural paint sales to contractor and DIY customers. The acquisition of Duron added 229 stores to this segment in 2004 and increased 2005 net sales approximately 7.5 percent. Net sales from stores opened more than twelve calendar months increased 13.6 percent for the full year. During 2005, the Paint Stores Group opened 95 net new stores. At the end of 2005, this segment had 2,929 stores in operation in the United States, Canada, Puerto Rico and the Virgin Islands.
     Consumer Group net sales increased 7.6 percent due primarily to sales from acquisitions that increased net sales 7.7 percent.
     The Global Group net sales increase for the year resulted primarily from strong international sales, new product line introductions, favorable currency fluctuations that increased net sales approximately 4.5 percent and pricing improvements in South America. The increases were partially offset by lower volume sales in the United Kingdom and the negative impact by the disposition of Kinlita during the third quarter of 2005. At the end of 2005, there were 428 Global Group branches open in the United States, Canada, Brazil, Chile, Jamaica, Peru, Uruguay and Argentina.
     Shown below are segment profit and the percent change by segment for 2005 and 2004:

(thousands of dollars)	2005	Change	2004
Paint Stores Group	$569,317	19.7%	$475,734
Consumer Group	171,173	(9.7%)	189,586
Global Group	101,957	29.5%	78,707
Administrative	(186,232)	(13.7%)	(163,832)

	$656,215	13.1%	$580,195

     Consolidated segment profit in 2005 increased primarily due to increased sales volume generating an increase in gross profit of $379.0 million that more than offset increased selling, general and administrative expenses of $257.3 million. As a percent of sales, consolidated gross profit decreased to 42.8 percent from 44.2 percent in 2004. The decrease in gross profit as a percent of sales was due primarily to raw material cost increases that could not be completely offset by price increases or manufacturing efficiencies.
     The Paint Stores Group’s gross profit for 2005 increased $321.9 million due primarily to increased sales volume, but decreased as a percent to sales approximately 1.7 percent due to significantly increased raw material costs. In the Consumer Group, gross profit for 2005 increased due primarily to the PSB acquisition and manufacturing efficiencies. Gross profit as a percent to sales declined due to increasing raw materials costs that could not be recovered through selling price increases. The Global Group’s gross profit increased $46.2 million over 2004 due primarily to the net sales gain, foreign sales volume increases and improved operating efficiencies related to additional manufacturing volume in South America that were partially offset by rising raw material costs and a reduction in gross profit caused by lower volume sales in the United Kingdom.
     Consolidated SG&A, increased $257.3 million due primarily to expenses associated with the sales growth but decreased as a percent of sales to 32.4 percent in 2005 from 33.8 percent in 2004 due to good expense control. In the Paint Stores Group, SG&A increased $228.6 million, and declined as a percent of sales approximately 1.4 percent, due primarily to incremental expenses associated with increased sales volume, including continued investments in new stores and acquisitions. The Consumer Group’s SG&A increased $11.2 million and declined as a percent to sales due primarily the PSB acquisition. In the Global Group, SG&A increased $12.3 million due to increased sales but declined as a percent of sales due to tight expense control.
     The annual impairment review performed as of October 1, 2005 in accordance with FAS No. 142 and an additional impairment review performed in the fourth quarter due to updated cash flow projections, resulted in reductions in the carrying value of trademarks with indefinite lives of $.8 million and goodwill of $22.0 million. The impairment of trademarks with indefinite lives was charged to Cost of goods sold in the Consumer Group ($.7 million) and SG&A in the Paint Stores Group ($.1 million). The impairment related to lower-than-anticipated projected sales of certain acquired domestic brands. The goodwill impairment was related to a projected decline in business with a major retailer starting in 2006 and was recorded as a separate line item in the Consolidated Statement of Income in accordance with FAS No. 142. The expense was included in the Consumer Group. In addition, the Company also recorded impairments due to change in circumstances in accordance with FAS No. 144 for capitalized software of $.3 million, which was charged to the Global Group’s SG&A and a customer sales incentive program of $1.7 million, which was charged to Net

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
sales in the Consumer Group. See Note 3, on pages 52 through 54 of this report, for more information concerning the impairment of goodwill, intangible assets and long-lived assets.
     Interest expense increased $9.6 million in 2005 versus 2004 due to increased short-term borrowings for the full year 2005 versus a portion of 2004 and rates that were approximately 200 average basis points higher in 2005 than in 2004.
     Other general expense — net increased $14.4 million in 2005 compared to 2004. An increase in the provision for environmental matters of $11.0 million included in the Administrative segment and a loss on the disposition of Kinlita of $7.9 million included in the Global Group, were partially offset by a gain on the disposition of various long-lived assets of $3.6 million. See Note 13, on pages 72 and 73 of this report, for more information concerning the Other general expense — net caption.
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

REPORT OF MANAGEMENT ON THE
CONSOLIDATED FINANCIAL STATEMENTS
Shareholders
The Sherwin-Williams Company
     We are responsible for the preparation and fair presentation of the consolidated financial statements, accompanying notes and related financial information included in this report of The Sherwin-Williams Company and its consolidated subsidiaries (collectively, the “Company”) as of December 31, 2006, 2005 and 2004 and for the years then ended in accordance with accounting principles generally accepted in the United States. The consolidated financial information included in this report contains certain amounts that were based upon our best estimates, judgments and assumptions that we believe were reasonable under the circumstances.
     We have conducted an assessment of the effectiveness of internal control over financial reporting based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As discussed in the Report of Management on Internal Control Over Financial Reporting, we concluded that the Company’s internal control over financial reporting was effective as of December 31, 2006.
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
Chairman and Chief Executive Officer

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
     In order to ensure that the Company’s internal control over financial reporting was effective as of December 31, 2006, we conducted an assessment of its effectiveness under the supervision and with the participation of our management group. This assessment was based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     Based on our assessment of internal control over financial reporting under the criteria established in Internal Control – Integrated Framework, we have concluded that, as of December 31, 2006, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm, and their report on our assessment is included on pages 40 and 41 of this report.

C. M. Connor
Chairman and Chief Executive Officer

S. P. Hennessy
Senior Vice President — Finance and Chief Financial Officer

J. L. Ault
Vice President — Corporate Controller

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Shareholders and Board of Directors
The Sherwin-Williams Company
Cleveland, Ohio
     We have audited management’s assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that The Sherwin-Williams Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Sherwin-Williams Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.
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

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING
     In our opinion, management’s assessment that The Sherwin-Williams Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, The Sherwin-Williams Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Sherwin-Williams Company as of December 31, 2006, 2005, and 2004, and the related statements of consolidated income, cash flows and shareholders’ equity and comprehensive income for each of the three years in the period ended December 31, 2006, and our report dated February 26, 2007, expressed an unqualified opinion thereon.

Cleveland, Ohio
February 26, 2007

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE CONSOLIDATED FINANCIAL STATEMENTS
Shareholders and Board of Directors
The Sherwin-Williams Company
Cleveland, Ohio
     We have audited the accompanying consolidated balance sheets of The Sherwin-Williams Company as of December 31, 2006, 2005 and 2004, and the related statements of consolidated income, cash flows and shareholders’ equity and comprehensive income for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Sherwin-Williams Company at December 31, 2006, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
     As discussed in Note 1 to the financial statements, effective January 1, 2006, the Company changed its method of accounting for stock-based compensation. Also, as discussed in Note 1 to the financial statements, effective December 31, 2006, the Company changed its method of accounting for its employee benefit plans.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Sherwin-Williams Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2007 expressed an unqualified opinion thereon.

Cleveland, Ohio
February 26, 2007

STATEMENTS OF CONSOLIDATED INCOME
(thousands of dollars except per common share data)

	Year Ended December 31,
	2006	2005	2004
Net sales	$7,809,759	$7,190,661	$6,113,789

Cost of goods sold	4,395,119	4,110,296	3,412,378

Gross profit	3,414,640	3,080,365	2,701,411
Percent to net sales	43.7%	42.8%	44.2%

Selling, general and administrative expenses	2,512,927	2,326,220	2,068,936
Percent to net sales	32.2%	32.4%	33.8%

Other general expense — net	23,446	28,922	14,516
Goodwill impairment		22,000
Interest expense	67,162	49,586	39,948
Interest and net investment income	(24,611)	(4,595)	(5,533)
Other expense — net	1,404	2,017	3,349

Income before income taxes and minority interest	834,312	656,215	580,195
Income taxes	258,254	191,601	185,662
Minority interest		1,356	1,279

Net income	$576,058	$463,258	$393,254

Net income per common share:
Basic	$4.31	$3.39	$2.79

Diluted	$4.19	$3.28	$2.72

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(thousands of dollars)

	December 31,
	2006	2005	2004
Assets
Current assets:
Cash and cash equivalents	$469,170	$36,041	$45,932
Short-term investments	21,200
Accounts receivable, less allowance	864,972	809,277	724,385
Inventories:
Finished goods	707,196	686,913	651,095
Work in process and raw materials	117,983	121,631	121,757

	825,179	808,544	772,852
Deferred income taxes	120,101	107,739	88,985
Other current assets	149,659	132,784	149,774

Total current assets	2,450,281	1,894,385	1,781,928

Goodwill	916,464	887,374	900,444
Intangible assets	285,922	290,943	307,900
Deferred pension assets	387,668	409,308	430,238
Other assets	125,971	142,037	133,281
Property, plant and equipment:
Land	76,515	73,754	70,231
Buildings	513,488	474,094	462,964
Machinery and equipment	1,372,184	1,276,857	1,185,420
Construction in progress	87,585	55,723	33,013

	2,049,772	1,880,428	1,751,628
Less allowances for depreciation	1,220,991	1,135,280	1,031,268

	828,781	745,148	720,360

Total Assets	$4,995,087	$4,369,195	$4,274,151

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings	$369,778	$123,681	$238,815
Accounts payable	779,369	719,977	650,977
Compensation and taxes withheld	236,930	224,760	195,739
Accrued taxes	61,246	80,987	95,558
Current portion of long-term debt	212,853	10,493	11,214
Other accruals	414,639	394,473	327,834

Total current liabilities	2,074,815	1,554,371	1,520,137

Long-term debt	291,876	486,996	488,239
Postretirement benefits other than pensions	301,408	226,526	221,975
Other long-term liabilities	334,628	370,690	392,849
Minority interest			3,705
Shareholders’ equity:

Common stock — $1.00 par value: 133,565,287, 135,139,381 and 140,777,115 shares outstanding at December 31, 2006, 2005 and 2004, respectively	222,985	218,935	216,396

Preferred stock — convertible, no par value:
433,215, 34,702 and 171,819 shares outstanding at December 31, 2006, 2005 and 2004, respectively	433,215	34,702	171,819
Unearned ESOP compensation	(433,215)	(34,702)	(171,819)
Other capital	748,523	570,394	474,594
Retained earnings	3,485,564	3,044,863	2,695,193
Treasury stock, at cost	(2,202,248)	(1,890,040)	(1,529,355)
Cumulative other comprehensive loss	(262,464)	(213,540)	(209,582)

Total shareholders’ equity	1,992,360	1,730,612	1,647,246

Total Liabilities and Shareholders’ Equity	$4,995,087	$4,369,195	$4,274,151

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS
(thousands of dollars)

	Year Ended December 31,
	2006	2005	2004
Operating Activities
Net income	$576,058	$463,258	$393,254
Adjustments to reconcile net income to net operating cash:
Depreciation	123,054	120,247	109,058
Amortization of intangible assets	22,863	23,270	16,584
Impairment of goodwill		22,000
Impairment of intangible assets and other long-lived assets	2,267	2,670	14,556
Provisions for environmental-related matters	23,341	24,920	13,953
Deferred income taxes	(11,352)	(16,048)	17,227
Defined benefit pension plans net credit	(4,459)	(6,422)	(5,992)
Income tax effect of ESOP on other capital	20,674	14,054	19,304
Stock-based compensation expense	29,489	8,723	11,642
Income tax effect of stock options exercised (financing activity in 2006)		17,480	20,932
Net increase in postretirement liability	7,742	4,551	5,122
Decrease in non-traded investments	39,719	28,638	24,331
Loss on disposition of joint venture investment		7,858
Other	4,908	(3,145)	5,395
Change in working capital accounts:
Increase in accounts receivable	(41,893)	(81,631)	(89,039)
Increase in inventories	(7,546)	(33,464)	(62,702)
Increase in accounts payable	53,369	67,280	33,419
(Decrease) increase in accrued taxes	(20,397)	(15,042)	6,135
Increase in accrued compensation and taxes withheld	11,562	28,324	26,634
Other	(1,658)	32,131	(4,855)
Costs incurred for environmental-related matters	(10,851)	(9,224)	(8,712)
Increase in accrued self-insured liabilities		14,200
Other	(1,049)	2,074	(1,565)

Net operating cash	815,841	716,702	544,681

Investing Activities
Capital expenditures	(209,939)	(143,072)	(106,822)
Acquisitions of businesses	(51,176)	(23,285)	(554,478)
Increase in other investments	(49,981)	(37,134)	(12,739)
Increase in short-term investments	(21,200)
Proceeds from sale of assets	8,979	13,462	605
Other	3,565	(9,718)	(8,447)

Net investing cash	(319,752)	(199,747)	(681,881)

Financing Activities
Net increase (decrease) in short-term borrowings	244,879	(112,420)	238,815
Net increase (decrease) in long-term debt	6,640	(1,972)	(81,266)
Payments of cash dividends	(135,357)	(113,588)	(96,915)
Proceeds from stock options exercised	98,654	58,377	88,489
Income tax effect of stock options exercised (operating activity prior to 2006)	33,513
Treasury stock purchased	(311,133)	(356,493)	(267,358)
Other	(845)	(3,910)	(5,157)

Net financing cash	(63,649)	(530,006)	(123,392)

Effect of exchange rate changes on cash	689	3,160	3,711

Net increase (decrease) in cash and cash equivalents	433,129	(9,891)	(256,881)
Cash and cash equivalents at beginning of year	36,041	45,932	302,813

Cash and cash equivalents at end of year	$469,170	$36,041	$45,932

Taxes paid on income	$204,251	$164,279	$114,908
Interest paid on debt	66,769	49,273	39,731
See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(thousands of dollars except per common share data)

							Cumulative
			Unearned				Other
			ESOP				Comprehensive
	Common	Preferred	Compen-	Other	Retained	Treasury	Income
	Stock	Stock	sation	Capital	Earnings	Stock	(Loss)	Total
Balance at January 1, 2004	$212,409	$284,657	$(284,657)	$347,779	$2,398,854	$(1,270,917)	$(229,268)	$1,458,857
Comprehensive income:
Net income					393,254			393,254
Foreign currency translation							17,782	17,782
Minimum pension liability, net of taxes of ($597)							1,394	1,394
Unrealized gain on marketable equity securities, net of taxes of ($328)							510	510

Comprehensive income								412,940
Treasury stock purchased				(9,565)		(257,793)		(267,358)
Redemption of preferred stock		(112,838)	112,838
Income tax effect of ESOP				19,304				19,304
Stock options exercised	3,702			84,787		(645)		87,844
Income tax effect of stock options exercised				20,932				20,932
Restricted stock grants (net activity)	285			11,357				11,642
Cash dividends–$.68 per common share					(96,915)			(96,915)

Balance at December 31, 2004	216,396	171,819	(171,819)	474,594	2,695,193	(1,529,355)	(209,582)	1,647,246
Comprehensive income:
Net income					463,258			463,258
Foreign currency translation							14,255	14,255
Minimum pension liabilities, net of taxes of $11,980							(18,508)	(18,508)
Unrealized net gains on securities and derivative instruments used in cash flow hedges, net of taxes of ($190)							295	295

Comprehensive income								459,300
Treasury stock purchased				(296)		(356,197)		(356,493)
Redemption of preferred stock		(137,117)	137,117
Income tax effect of ESOP				14,054				14,054
Stock options exercised	2,345			56,032		(4,488)		53,889
Income tax effect of stock options exercised				17,480				17,480
Restricted stock grants (net activity)	194			8,530				8,724
Cash dividends–$.82 per common share					(113,588)			(113,588)

Balance at December 31, 2005	218,935	34,702	(34,702)	570,394	3,044,863	(1,890,040)	(213,540)	1,730,612
Comprehensive income:
Net income					576,058			576,058
Foreign currency translation							11,343	11,343
Minimum pension liabilities, net of taxes of ($12,673)							20,348	20,348
Unrealized net gains on securities and derivative instruments used in cash flow hedges, net of taxes of ($173)							280	280

Comprehensive income								608,029
Treasury stock purchased				(150)		(310,983)		(311,133)
Issuance of preferred stock to pre-fund ESOP		500,000	(500,000)
Redemption of preferred stock		(101,487)	101,487
Income tax effect of ESOP				20,674				20,674
Stock options exercised	3,692			94,962		(1,225)		97,429
Income tax effect of stock options exercised				33,513				33,513
Restricted stock and stock option grants (net activity)	358			29,130				29,488
Cash dividends–$1.00 per common share					(135,357)			(135,357)
Adjustments to initially apply FAS No. 158, net of taxes of $63,313							(80,895)	(80,895)

Balance at December 31, 2006	$222,985	$433,215	$(433,215)	$748,523	$3,485,564	$(2,202,248)	$(262,464)	$1,992,360

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
     Reportable segments. Effective January 1, 2006, the Company changed its reportable operating segments based on organizational changes in its management structure. See Note 18 for further details.
     Cash flows. Management considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.
     Fair value of financial instruments. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:
          Cash and cash equivalents: The carrying amounts reported for Cash and cash equivalents approximate fair value.
          Short-term investments: The carrying amounts reported for Short-term investments approximate fair value.
Investments in securities: One fund maintained for the payment of non-qualified benefits includes investments classified as available-for-sale securities. The fair value of such investments, based on quoted market prices, was $12,271, $10,801 and $9,853 at December 31, 2006, 2005 and 2004, respectively. The fair value of investments in the fund not classified as available-for-sales securities, based on quoted market prices, was $7,561, $5,705 and $6,568 at December 31, 2006, 2005 and 2004, respectively. This fund is reported in Other assets.
Non-traded investments: The Company has invested in the U.S. affordable housing and historic renovation real estate markets. These investments have been identified as variable interest entities. However, the Company is not the primary beneficiary and does not consolidate the operations of the investments in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 46, “Consolidation of Variable Interest Entities.” The Company’s risk of loss from these non-traded investments is limited to the amount of its contributed capital. The carrying amounts of these non-traded investments, included in Other assets, were $22,455, $34,154 and $24,356 at December 31, 2006, 2005 and 2004, respectively. The carrying amounts of these investments, which approximate market value, are determined based on cost less related income tax credits determined by the effective yield method.
Short-term borrowings: The carrying amounts reported for Short-term borrowings approximate fair value.
Long-term debt (including current portion): The fair values of the Company’s publicly traded debt, shown below, are based on quoted market prices. The fair values of the Company’s non-traded debt, also shown below, are estimated using discounted cash flow analyses, based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. See Note 7.

	December 31,
	2006		2005		2004
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value
Publicly traded debt	$481,143	$518,095	$489,070	$580,324	$489,609	$557,798
Non-traded debt	23,586	20,314	8,419	7,178	9,844	8,553

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     Derivative instruments: The Company utilizes derivative instruments as part of its overall financial risk management policy. The Company entered into option and forward currency exchange contracts in 2006, 2005 and 2004 primarily to hedge against foreign currency risk exposure. See Note 13. During 2006 and 2005, the Company entered into swaps to partially hedge forecasted future commodity purchases. These hedges were designated as cash flow hedges under Statement of Financial Accounting Standards (FAS) No. 133, “Accounting for Derivative Instruments and Hedging Activity.” The fair values for these derivative instruments were included in Other current assets or Other accruals and were insignificant at December 31, 2006 and 2005. During 2006, the Company reclassified insignificant gains from Cumulative other comprehensive loss into earnings and expects to reclassify insignificant losses from Cumulative other comprehensive loss into earnings during 2007. The Company does not use derivative instruments for speculative purposes.
     Allowance for doubtful accounts. The Company recorded an allowance for doubtful accounts of $23,072, $22,734 and $30,742 at December 31, 2006, 2005 and 2004, respectively, to reduce Accounts receivable to their estimated net realizable value. The allowance was based upon an analysis of historical bad debts, a review of the aging of Accounts receivable and the current creditworthiness of customers.
     Reserve for obsolescence. The Company recorded a reserve for obsolescence of $75,130, $75,230 and $73,084 at December 31, 2006, 2005 and 2004, respectively, to reduce Inventories to their estimated net realizable value.
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

Useful Life
Non-compete covenants	3 – 7 years
Certain intangible property rights	3 – 20 years
     Accumulated amortization of intangible assets was $167,841, $147,102 and $130,865 at December 31, 2006, 2005 and 2004, respectively. See Note 3.
     Impairment of long-lived assets. In accordance with FAS No. 144, management evaluates the recoverability and estimated remaining lives of long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed. See Note 3.
     Property, plant and equipment. Property, plant and equipment is stated on the basis of cost. Depreciation is provided by the straight-line method. Included in Property, plant and equipment are leasehold improvements. The major classes of assets and ranges of annual depreciation rates are:

Buildings	2-1/2% – 20%
Machinery and equipment	5% – 20%
Furniture and fixtures	10% – 33-1/3%
Automobiles and trucks	10% – 33-1/3%
     Standby letters of credit. The Company occasionally enters into standby letter of credit agreements to guarantee various operating activities. These agreements, which substantially all expire in 2007, provide credit availability to the various beneficiaries if certain contractual events occur. Amounts outstanding under these agreements totaled $18,389, $17,000 and $15,633 at December 31, 2006, 2005 and 2004, respectively.
     Product warranties. The Company offers product warranties for certain products. The specific terms and conditions of such warranties vary depending on the product or customer contract requirements. Management estimated the costs of unsettled product warranty claims based on historical results and experience and included an amount in Other accruals. Management periodically assesses the adequacy of the accrual for product warranty claims and adjusts the accrual as necessary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     Changes in the Company’s accrual for product warranty claims during 2006, 2005 and 2004, including customer satisfaction settlements during the year, were as follows:

	2006	2005	2004
Balance at January 1	$23,003	$18,098	$16,555
Charges to expense	36,939	35,654	32,541
Settlements	(34,716)	(30,749)	(30,998)

Balance at December 31	$25,226	$23,003	$18,098

     Environmental matters. Capital expenditures for ongoing environmental compliance measures were recorded in Property, plant and equipment, and related expenses were included in the normal operating expenses of conducting business. The Company is involved with environmental investigation and remediation activities at some of its current and former sites and at a number of third-party sites. The Company accrued for environmental-related activities for which commitments or clean-up plans have been developed and for which costs could be reasonably estimated based on industry standards and historical experience. All accrued amounts were recorded on an undiscounted basis. Environmental-related expenses included direct costs of investigation and remediation and indirect costs such as compensation and benefits for employees directly involved in the investigation and remediation activities and fees paid to outside engineering, consulting and law firms. See Notes 8 and 13.
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
     Defined benefit pension and other postretirement plans. Effective December 31, 2006, the Company adopted FAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” FAS No. 158 required each plan’s funded status to be recorded in the Consolidated Balance Sheets. See Note 6.
     The incremental effect of applying FAS No. 158 on individual line items in the consolidated balance sheet at December 31, 2006 was as follows:

Incremental effect
Consolidated Balance Sheets	of adoption of
individual line item description	FAS No. 158

Deferred pension assets	$(59,646)
Other accruals	77
Other long-term liabilities (1)	(45,967)
Postretirement benefits other than pensions	67,139
Cumulative other comprehensive loss	80,895

(1)	The Company records deferred tax assets on a net basis in accordance with FAS No. 109. The incremental effect on this line item is net of an increase of $63,313 in deferred tax assets and an increase of $17,346 in long-term pension liabilities.
     Stock-based compensation. Effective January 1, 2006, the Company adopted FAS No. 123R, “Share-Based Payment” for its stock-based compensation. The Company elected to follow the “modified prospective” method as described in FAS No. 123R whereby compensation cost is recognized for all share-based payments granted after the effective date and for all unvested awards granted prior to the effective date. In accordance with FAS No. 123R, prior period amounts were not restated. See Note 12.
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
     Cumulative other comprehensive loss. At December 31, 2006, the ending balance of Cumulative other comprehensive loss included adjustments for foreign currency translation of $177,636, net prior service costs and net actuarial losses related to pension and other benefit plans of $93,893 and unrealized gains on marketable

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
equity securities and derivative instruments used in cash flow hedges of $1,085. At December 31, 2005 and 2004 the ending balance of Cumulative other comprehensive loss included adjustments for foreign currency translation of $188,979 and $203,234, respectively, net prior service costs and net actuarial losses related to pension and other benefit plans of $25,366 and $6,858, respectively, and unrealized gains on marketable equity securities and derivative instruments used in cash flow hedges of $805 and $510, respectively.
     Revenue recognition. All revenues were recognized when products were shipped and title had passed to unaffiliated customers. Collectibility of amounts recorded as revenue was reasonably assured at the time of recognition.
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
     Costs of goods sold. Included in Costs of goods sold were costs for materials, manufacturing, distribution and related support. Distribution costs included all expenses related to the distribution of products including inbound freight charges, purchase and receiving costs, warehousing costs, internal transfer costs and all costs incurred to ship products. Also included in Costs of goods sold were total technical expenditures, which included research and development costs, quality control, product formulation expenditures and other similar items. Research and development costs included in technical expenditures were $36,883, $32,338 and $34,313 for 2006, 2005 and 2004, respectively.
     Selling, general and administrative expenses. Selling costs included advertising expenses, marketing costs, employee and store costs and sales commissions. The cost of advertising was expensed as incurred. The Company incurred $280,856, $257,132 and $239,953 in advertising costs during 2006, 2005 and 2004, respectively. General and administrative expenses included human resources, legal, finance and other support and administrative functions.
     Earnings per share. Shares of preferred stock held in an unallocated account of the ESOP (see Note 11) and common stock held in a revocable trust (see Note 10) were not considered outstanding shares for basic or diluted income per share calculations. All references to “shares” or “per share” information throughout this report relate to common shares, unless otherwise indicated. Basic net income per common share amounts were computed based on the weighted-average number of common shares outstanding during the year. Diluted net income per common share amounts were computed based on the weighted-average number of common shares outstanding plus all dilutive securities potentially outstanding during the year. See Note 15. All references to income per common share throughout this report are stated on a diluted per common share basis, unless otherwise indicated.
     Impact of recently issued accounting standards. In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements.” FAS No. 157 provides guidance for using fair value to measure assets and liabilities and only applies when other standards require or permit the fair value measurement of assets and liabilities. It does not expand the use of fair value measurement. FAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company will adopt FAS No. 157 as required and adoption is not expected to have a significant impact on the Company’s results of operations, financial condition and liquidity.
     In September 2006, the FASB issued Staff Position (FSP) AUG AIR-1, “Accounting for Planned Major Maintenance Activities.” FSP AUG AIR-1 addresses the accounting for planned major maintenance activities. Specifically, the FSP prohibits the practice of the accrue-in-advance method of accounting for planned major maintenance activities. FSP AUG AIR-1 is effective for fiscal years beginning after December 15, 2006. The Company will adopt the FSP as required and management does not expect FSP AUG AIR-1 to have any impact on the Company’s results of operations, financial condition or liquidity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     In September 2006, the FASB ratified the Emerging Issues Task Force (EITF) consensus on EITF Issue No. 06-4, “Accounting for Deferred Comp./Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.” EITF Issue No. 06-4 indicates that an employer should recognize a liability for future post-employment benefits based on the substantive agreement with the employee. The EITF is effective for fiscal years beginning after December 15, 2007. The Company will adopt the EITF as required and management does not expect EITF Issue No. 06-4 to have a significant impact on the Company’s results of operations, financial condition and liquidity.
     In September 2006, the FASB ratified the EITF consensus on EITF Issue No. 06-5, “Accounting For Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance.” EITF Issue No. 06-5 indicates that policyholders should consider the cash surrender value as well as any additional amounts included in the contractual terms of the policy. The EITF is effective for fiscal years beginning after December 15, 2006 and management does not expect EITF Issue No. 06-5 to have any impact on the Company’s results of operations, financial condition and liquidity.
     In June 2006, the FASB issued Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes –an interpretation of FASB Statement No. 109.” FIN No. 48 clarifies the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt this interpretation effective January 1, 2007 and adoption is not expected to have a significant impact on the Company’s results of operations, financial condition and liquidity. The Company expects to record an insignificant cumulative-effect adjustment to beginning retained earnings during the first quarter of 2007.
     In June 2006, the FASB ratified the EITF consensus on EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” EITF Issue No. 06-3 states that the classification of taxes as gross or net is an accounting policy decision that is dependent on type of tax and that similar taxes are to be presented in a similar manner. EITF Issue No. 06-3 is effective for reporting periods beginning after December 15, 2006. The Company will adopt this consensus effective January 1, 2007 and adoption is not expected to have any impact on the Company’s results of operations, financial condition and liquidity.
     Reclassification. Certain amounts in the 2005 and 2004 consolidated financial statements have been reclassified to conform with the 2006 presentation.
NOTE 2 – ACQUISITIONS AND DIVESTITURE
     In October 2006, the Company acquired substantially all of the assets and business of Susannah Dobbs Company LLC (Dobco) for $51.2 million paid in cash. Dobco, included in the Consumer Group, manufactures, distributes and sells thermoplastic pavement marking and related products. Dobco was acquired to contribute to the Company’s growth strategy by expanding its existing product base. The acquisition was accounted for as a purchase, with results of operations included in the consolidated financial statements since the date of acquisition. The Dobco acquisition resulted in the recognition of goodwill and identifiable intangible assets.
     In January 2005, the Company acquired substantially all of the assets and business of KST Coatings Manufacturing, Inc., KST Coatings LLC and Uniflex LLC (collectively, KST) for $23.1 million paid in cash. KST, included in the Consumer Group, provides roof coatings and roof, deck and wall sealants to professional paint contractors and do-it-yourself users in under the Kool Seal® and the Snow Roof® brands. KST was acquired primarily to assist with the implementation of the Company’s growth strategy of supplying high quality products and services to professional paint contractors and do-it-yourself users through various channels of distribution. The acquisition was accounted for as a purchase, with results of operations included in the consolidated financial statements since the date of acquisition. The KST acquisition resulted in the recognition of goodwill and identifiable intangible assets.
     In September 2005, the Company sold its majority interest in Kinlita for $6,000 in cash and realized a loss of $7,858 on the divestiture. The Company disposed of its interest in the joint venture due to different management perspectives on the future methodology of meeting long-term strategies. The Company acquired its majority interest in Kinlita for $7,000 paid in cash during the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
second quarter of 2004. The acquisition was accounted for as a purchase. Kinlita supplies coatings to original equipment truck and bus manufacturers in the People’s Republic of China and was part of the Global Group. Kinlita’s results of operations were included in the consolidated financial statements from April 2004 through September 2005.
     During the third quarter of 2004, the Company completed its acquisitions of 100% of the stock of Duron, Inc. (Duron) and Paint Sundry Brands Corporation (PSB) for an aggregate consideration of $640,625, and the assumption of certain financial obligations. Both acquisitions were financed through the use of cash, liquidated short-term investments and $350,000 in proceeds from the sale of commercial paper under the Company’s existing commercial paper program. Both acquisitions were accounted for as purchases, with results of operations included in the consolidated financial statements since the date of acquisition.
     Duron, included in the Paint Stores Group, is a leading coatings company in the eastern and southeastern portion of the United States servicing the professional painting contractor, builder and do-it-yourself markets. PSB, included in the Consumer Group, provides high quality paint applicators to professional paint contractors and do-it-yourself users in the United States, Canada and the United Kingdom under the Purdy®, Bestt Liebco® and other brands. The Duron and PSB acquisitions resulted in the recognition of goodwill and were completed primarily to assist with the continued implementation of the Company’s growth strategy of supplying high quality products and services to professional paint contractors and do-it-yourself users through various channels of distribution.
     See Note 3 for a discussion of goodwill and intangible assets recorded with the acquisitions of Dobco, KST, Duron and PSB.
     The following unaudited pro-forma summary presents consolidated financial information as if Dobco, KST, Duron, PSB and Kinlita had been acquired at the beginning of each period presented. The pro-forma consolidated financial information does not necessarily reflect the actual results that would have occurred had the acquisitions of Dobco, KST, Duron, PSB and Kinlita taken place on January 1, 2004 or the future results of operations of the combined companies under ownership and operation of the Company.

	2006	2005	2004
Net sales	$7,838,786	$7,218,757	$6,502,820
Net income [1]	581,226	467,016	385,070
Net income per common share:
Basic [1]	4.35	3.41	2.73
Diluted [1]	4.23	3.31	2.66

[1]	Included in the reported pro-forma net income for 2004 are charges of $30,500 paid by Duron for settlement of certain compensation arrangements incurred prior to closing and $4,781 paid by PSB for loan origination fees written off prior to closing.
NOTE 3 – GOODWILL, INTANGIBLE AND LONG-LIVED ASSETS
     During 2006, the Company recognized goodwill in the acquisition of Dobco of $29,038. Identifiable intangible assets, consisting of intellectual property of $7,617 and a customer list of $3,377, were also recognized in the acquisition of Dobco. The intellectual property is being amortized over 15 years and the customer list is being amortized over 5 years. No significant residual value was estimated for these assets.
     During 2005, the Company recognized goodwill in the acquisition of KST of $14,476. Identifiable intangible assets, consisting of trademarks of $2,500 and a covenant not to compete of $300, were also recognized in the acquisition of KST. Acquired intangible assets subject to amortization are being amortized over 3 years. No significant residual value was estimated for these assets. In 2005, goodwill was reduced by $4,944 relating to the disposition of the Company’s majority interest in Kinlita (see Note 2).
     During 2004, the Company recognized goodwill in the acquisitions of Duron, PSB and Kinlita of $116,208, $212,082 and $4,944, respectively. Identifiable intangible assets valued in the acquisitions consisted of trademarks of $41,300, a covenant not to compete of $33,000 and a customer list of $10,600 for Duron and trademarks of $44,300, a customer list of $8,800 and a patent of $1,550 for PSB. Acquired intangible assets subject to amortization are being amortized over weighted-average periods of 3 years for the non-compete covenant, 11 years for the customer lists and 13.5 years for the patent. No significant residual value was estimated for these assets.
     In accordance with FAS No. 144, whenever events or changes in circumstances indicated that the carrying value of long-lived assets may not be recoverable or the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
useful life had changed, impairment tests were performed. Undiscounted cash flows were used to calculate the recoverable value of long-lived assets to determine if such assets were impaired. Where impairment was identified, a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each group of assets, was used to determine the fair value for the assets to measure any potential impairment.
     During 2006, a reduction in the carrying values of certain manufacturing equipment of $421 in the Consumer Group and $463 in the Global Group were charged to Cost of goods sold. An impairment test was performed due to changes in the manner in which these assets were used.
     During 2005, an impairment test was performed for capitalized software costs due to the replacement and significant changes in the utilization of certain software. A reduction in the carrying value of capitalized software costs of $259 was charged to Selling, general and administrative expenses in the Global Group. Assets related to a customer sales incentive program were tested for impairment due to lower than anticipated sales performance, resulting in a reduction in carrying value and a charge of $1,656 to Net sales in the Consumer Group.
     During 2004, an impairment test was performed for capitalized software costs due to the replacement and significant changes in the utilization of certain software. A reduction in the carrying value of capitalized software costs of $2,085 was charged to Selling, general and administrative expenses in Administrative. Assets related to a customer sales incentive program were tested for impairment due to lower than anticipated sales performance, resulting in a reduction in carrying value and a charge of $9,790 to Net sales in the Consumer Group. A reduction in the carrying value of certain manufacturing equipment in the Consumer Group of $133 was charged to Cost of goods sold.
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
     The annual impairment review performed as of October 1, 2006 resulted in reductions in the carrying values of certain trademarks with indefinite lives of $1,383, which was charged to Selling, general and administrative expenses in the Consumer Group ($1,300) and the Paint Stores Group ($83). The impairments related to lower-than-anticipated sales of certain acquired brands.
     The annual impairment review performed as of October 1, 2005 and an additional impairment review performed in the fourth quarter due to updated cash flow projections, resulted in a reduction in the carrying value of goodwill of $22,000 and trademarks with indefinite lives of $755. The goodwill impairment was recorded as a separate line item in the Statements of Consolidated Income in accordance with FAS No. 142 and is included in the Consumer Group. The impairment of trademarks with indefinite lives of $755 was charged to Cost of goods sold in the Consumer Group ($653) and Selling, general and administrative expenses in the Paint Stores Group ($102). The impairment of goodwill and trademarks with indefinite lives was due to lower-than-anticipated projected sales of certain acquired domestic brands and relating to business with a major retailer that began in 2006.
     The annual impairment review performed as of October 1, 2004 resulted in reductions in the carrying value of certain trademarks with indefinite lives of $2,548, which was charged to Cost of goods sold in the Consumer Group. The impairment of trademarks with indefinite lives related to reduction in estimated discounted cash flows.
     Amortization of finite-lived intangible assets is as follows for the next five years: $20,176 in 2007, $11,330 in 2008, $9,940 in 2009, $9,520 in 2010 and $8,470 in 2011.
     A summary of changes in the Company’s carrying value of goodwill by reportable operating segment is as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

	Paint Stores	Consumer	Global	Consolidated
Goodwill	Group	Group	Group	Totals
Balance at January 1, 2004	$89,510	$446,126	$27,895	$563,531
Acquisitions	116,208	212,082	4,944	333,234
Currency and other adjustments	(20)	3,298	401	3,679

Balance at December 31, 2004	205,698	661,506	33,240	900,444
Acquisitions		14,476		14,476
Impairment charged to operations		(22,000)		(22,000)
Sale of operations			(4,944)	(4,944)
Currency and other adjustments	(549)	(1,615)	1,562	(602)

Balance at December 31, 2005	205,149	652,367	29,858	887,374
Acquisitions		29,038		29,038
Currency and other adjustments			52	52

Balance at December 31, 2006	$205,149	$681,405	$29,910	$916,464

     A summary of the Company’s carrying value of intangible assets is as follows:

				Trademarks	Total
	Finite-lived intangible assets			with indefinite	intangible
	Software	All other	Subtotal	lives	assets
December 31, 2006
Weighted-average amortization period	10 years	12 years	11 years
Gross	$66,739	$152,848	$219,587	$234,176	$453,763
Accumulated amortization	(28,303)	(103,469)	(131,772)	(36,069)	(167,841)

Net value	$38,436	$49,379	$87,815	$198,107	$285,922

December 31, 2005
Weighted-average amortization period	10 years	8 years	9 years
Gross	$63,853	$141,561	$205,414	$232,631	$438,045
Accumulated amortization	(25,324)	(87,250)	(112,574)	(34,528)	(147,102)

Net value	$38,529	$54,311	$92,840	$198,103	$290,943

December 31, 2004
Weighted-average amortization period	10 years	9 years	10 years
Gross	$61,405	$141,192	$202,597	$236,168	$438,765
Accumulated amortization	(22,468)	(70,009)	(92,477)	(38,388)	(130,865)

Net value	$38,937	$71,183	$110,120	$197,780	$307,900

NOTE 4 – INVENTORIES
     Inventories were stated at the lower of cost or market with cost determined principally on the last-in, first-out (LIFO) method. The following presents the effect on inventories, net income and net income per common share had the Company used the first-in, first-out (FIFO) inventory valuation method adjusted for income taxes at the statutory rate and assuming no other adjustments. Management believes that the use of LIFO results in a better matching of costs and revenues. This information is presented to enable the reader to make comparisons with companies using the FIFO method of inventory valuation.

	2006	2005	2004
Percentage of total inventories on LIFO	88%	89%	81%
Excess of FIFO over LIFO	$226,818	$187,425	$125,212
Decrease in net income due to LIFO	(24,033)	(40,855)	(18,580)
Decrease in net income per common share due to LIFO	(.17)	(.29)	(.13)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
NOTE 5 – EXIT OR DISPOSAL ACTIVITIES
     Management is continually re-evaluating the Company’s operating facilities, including acquired operating facilities, against its long-term strategic goals. Liabilities associated with exit or disposal activities are recognized as incurred in accordance with FAS No. 146. Provisions for qualified exit costs are made at the time a facility is no longer operational or an adjustment to the purchase price is made for acquired facilities planned at acquisition to be exited or disposed. Qualified exit costs primarily include post-closure rent expenses, incremental post-closure costs and costs of employee terminations. Adjustments may be made to liabilities accrued for qualified exit costs if information becomes available upon which more accurate amounts can be reasonably estimated. Concurrently, property, plant and equipment is tested for impairment in accordance with FAS No. 144 and, if impairment exists, the carrying value of the related assets is reduced to estimated fair value. Additional impairment may be recorded for subsequent revisions in estimated fair value. No significant impairments or increased impairment charges occurred during 2006, 2005 or 2004.
     During 2005, two manufacturing facilities were closed and one manufacturing facility was exited in the Consumer Group. The closed facilities were included in the recent acquisitions of KST and PSB. The total acquired qualified exit costs were $1,132, included as part of the purchase price allocations in accordance with FAS No. 141. Provisions for severance and related costs resulting from the sale of a Consumer Group manufacturing facility were made in 2005. During 2004, a leased distribution facility in the Global Group was closed. In accordance with FAS No. 146, noncancelable rent, post-closure severance and other qualified exit costs were accrued at the time of closing.
     Less than 8 percent of the ending accrual for qualified exit costs at December 31, 2006, related to facilities shutdown prior to 2003, are expected to be incurred by the end of 2007. The remaining portion of the ending accrual for facilities shutdown prior to 2003 primarily represented post-closure contractual and demolition expenses related to certain owned facilities which are closed and being held for disposal or involved in ongoing environmental-related activities. The Company cannot reasonably estimate when such matters will be concluded to permit disposition.
     The following table summarizes the activity and remaining liabilities associated with qualified exit costs:

				Adjustments to
		Provisions in	Actual	prior
	Balance at	Cost of goods	expenditures	provisions in	Balance at
	December 31,	sold or	charged to	Other general	December 31,
Exit Plan	2005	acquired	accrual	expense - net	2006
Consumer Group manufacturing facilities shutdown in 2005:
Severance and related costs	$922		$(927)	$5
Other qualified exit costs	986		(371)	332	$947
Consumer Group manufacturing facility shutdown in 2004:
Other qualified exit costs	650		(210)	(310)	130
Other qualified exit costs for facilities shutdown prior to 2003	12,883		(643)	(130)	12,110

Totals	$15,441		$(2,151)	$(103)	$13,187

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

				Adjustments
		Provisions in	Actual	to prior
	Balance at	Cost of goods	expenditures	provisions in	Balance at
	December 31,	sold or	charged to	Other general	December 31,
Exit Plan	2004	acquired	accrual	expense - net	2005
Consumer Group manufacturing facilities shutdown in 2005:
Severance and related costs		$1,472	$(535)	$(15)	$922
Other qualified exit costs		1,016	(30)		986
Consumer Group manufacturing facility shutdown in 2004:
Other qualified exit costs		836	(186)		650
Global Group distribution facility shutdown in 2004:
Other qualified exit costs	$316		(266)	(50)
Other qualified exit costs for facilities shutdown prior to 2003	13,819		(766)	(170)	12,883

Totals	$14,135	$3,324	$(1,783)	$(235)	$15,441

				Adjustments to
			Actual	prior
	Balance at	Provisions in	expenditures	provisions in	Balance at
	January 1,	Cost of goods	charged to	Other general	December 31,
Exit Plan	2004	sold	accrual	expense - net	2004
Consumer Group manufacturing facility shutdown in 2004:
Other qualified exit costs		$1,500	$(1,810)	$310
Global Group distribution facility shutdown in 2004:
Severance and related costs		297	(185)	(112)
Other qualified exit costs		903	(683)	96	$316
Other qualified exit costs for facilities shutdown prior to 2003	$14,912		(836)	(257)	13,819

Totals	$14,912	$2,700	$(3,514)	$37	$14,135

NOTE 6 – PENSION, HEALTH CARE AND OTHER BENEFITS
     Effective December 31, 2006, the Company adopted FAS No. 158 that requires numerous changes to the accounting for defined benefit pension and other postretirement plans. The most significant changes require the recognition of a plan’s funded status as an asset for fully funded plans and as a liability for unfunded or under-funded plans. Previously unrecognized actuarial gains and losses and prior service costs must now be recorded in Cumulative other comprehensive income, a component of Shareholders’ equity. The amounts recorded in Cumulative other comprehensive income will continue to be modified as actuarial assumptions and service costs change and such amounts will be amortized to expense over a period of years through the net pension (credit) cost and net periodic benefit cost. The Company provides pension benefits to substantially all employees through noncontributory defined benefit or defined contribution plans and certain health care benefits to active employees and eligible retirees.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     Effective January 1, 2002, the domestic salaried defined benefit pension plan was revised. All participants in the domestic salaried defined benefit pension plan prior to the revision retain the previous defined benefit formula for computing benefits with certain modifications for active employees. Eligible domestic salaried employees hired or re-hired on or after January 1, 2002 become participants in the revised domestic salaried defined benefit pension plan upon completion of six months of service. All employees who become participants subsequent to the plan’s revision will be credited with certain contribution credits that range from two percent to seven percent based on hire date or a combination of age and service with the Company. Contribution credits will be converted into units to account for each participant’s benefits. These participants will receive a variable annuity benefit upon retirement or a distribution upon termination (if vested). The variable annuity benefit is subject to the hypothetical returns achieved on each participant’s allocation of units from investments in various mutual funds as directed by the participant. Contribution credits to the revised domestic salaried defined benefit pension plan are being initially funded through the existing excess plan assets.
     The Company employs a total return investment approach for the domestic and foreign defined benefit pension plan assets. A mix of equities and fixed income investments are used to maximize the long-term return of assets for a prudent level of risk. In determining the expected long-term rate of return on defined benefit pension plan assets, management considers the historical rates of return, the nature of investments and an expectation of future investment strategies. At December 31, 2006, defined benefit pension plan assets were invested as follows:

	Domestic	Foreign
	Plans	Plans
Equity investments	70%	64%
Fixed income investments	26%	24%
Cash and other investments	4%	12%
     Included as equity investments in the domestic defined benefit pension plan at December 31, 2006 were 1,055,000 shares of the Company’s common stock with a market value of $67,077, which was 9.8 percent of total domestic defined benefit pension plan assets. Dividends received on the Company’s common stock during 2006 totaled $1,055. During 2006, 200,000 shares of the Company’s common stock were sold.
     At December 31, 2006, a foreign defined benefit pension plan was under-funded by $24,255 with a projected benefit obligation of $59,274, an accumulated benefit obligation of $41,562, and a fair value of plan assets of $35,019. In addition, the Company has two unfunded foreign defined benefit pension plans with total accumulated benefit obligations of $1,331. Contributions to the foreign defined benefit pension plans are expected to be $23,867 in 2007.
     The Company expects to make the following benefit payments for all domestic and foreign defined benefit pension plans: $21,255 in 2007; $23,531 in 2008; $26,229 in 2009; $27,702 in 2010; $28,163 in 2011 and $149,364 in 2012 through 2016.
     The estimated net actuarial loss and net prior service cost for the defined benefit pension plans that are expected to be amortized from Cumulative other comprehensive loss into net pension (credit) cost in 2007 are $1,193 and $61, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     The following table summarizes the components of the net pension (credit) cost and Cumulative other comprehensive loss related to the defined benefit pension plans:

	Domestic			Foreign
	Defined Benefit Pension Plans			Defined Benefit Pension Plans
	2006	2005	2004	2006	2005	2004
Net pension (credit) cost:
Service cost	$14,783	$15,207	$10,992	$2,521	$2,340	$1,520
Interest cost	15,182	14,164	12,777	2,940	2,689	2,354
Expected return on assets	(45,319)	(44,054)	(39,695)	(2,044)	(1,987)	(1,934)
Amortization of prior service cost	603	612	788	61	61	59
Amortization of actuarial loss	5,513	3,337	6,047	1,301	1,209	1,100

Net pension (credit) cost	(9,238)	(10,734)	$(9,091)	4,779	4,312	3,099

Other changes in plan assets and projected benefit obligation recognized in Comprehensive income (before taxes):
Current period net actuarial (gain) loss	(27,967)	30,890		(899)	747	(930)
Amortization of prior cumulative net actuarial loss	(2,923)			(1,232)	(1,149)	(1,061)

Total recognized in Comprehensive income	(30,890)	30,890		(2,131)	(402)	(1,991)

Total recognized in net pension (credit) cost and Comprehensive income	$(40,128)	$20,156		$2,648	$3,910	$1,108

     The following table summarizes the assumptions used to determine the projected benefit obligations and the net pension (credit) cost of the defined benefit pension plans, which are all measured as of December 31:

	Domestic			Foreign
	Defined Benefit Pension Plans			Defined Benefit Pension Plans
	2006	2005	2004	2006	2005	2004
Weighted-average assumptions used to determine projected benefit obligation:
Discount rate	5.60%	5.50%	5.75%	5.07%	4.91%	5.49%
Rate of compensation increase	4.00%	4.00%	4.00%	4.12%	3.97%	3.98%
Weighted-average assumptions used to determine net pension (credit) cost:
Discount rate	5.50%	5.75%	5.98%	4.93%	5.49%	5.73%
Expected long-term rate of return on assets	7.50%	7.50%	7.50%	6.62%	7.18%	8.00%
Rate of compensation increase	4.00%	4.00%	4.00%	3.97%	3.98%	3.67%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     The following table summarizes the obligations and assets of the defined benefit pension plans, which are all measured as of December 31:

	Domestic			Foreign
	Defined Benefit Pension Plans			Defined Benefit Pension Plans
	2006	2005	2004	2006	2005	2004
Accumulated benefit obligation at end of year	$288,191	$254,103	$230,912	$48,419	$40,136	$36,437

Projected benefit obligation:
Balance at beginning of year	$276,987	$246,639	$224,265	$57,520	$51,873	$40,182
Service cost	14,783	15,207	10,992	2,521	2,340	1,520
Interest cost	15,182	14,164	12,777	2,940	2,689	2,354
Actuarial loss (gain)	5,698	15,220	(2,295)	(44)	7,048	5,123
Plan amendments, merger and other	6,598	1,275	18,026	612	493	487
Effect of foreign exchange				7,501	(5,183)	3,074
Benefits paid	(20,568)	(15,518)	(17,126)	(1,485)	(1,740)	(866)

Balance at end of year	298,680	276,987	246,639	69,565	57,520	51,874
Plan assets:
Balance at beginning of year	612,671	596,097	533,340	32,187	28,524	23,133
Actual return on plan assets	95,997	34,228	67,612	3,454	5,342	2,179
Plan merger and other — net	(2,712)	(2,136)	12,271	4,716	2,966	2,354
Effect of foreign exchange				4,428	(2,905)	1,724
Benefits paid	(20,568)	(15,518)	(17,126)	(1,485)	(1,740)	(866)

Balance at end of year	685,388	612,671	596,097	43,300	32,187	28,524

Excess (deficiency) of plan assets over projected benefit obligation	$386,708	$335,684	$349,458	$(26,265)	$(25,333)	$(23,350)

Assets and liabilities recognized in the Consolidated Balance Sheets:
Deferred pension assets	$386,708	$407,895	$428,714	$960	$1,413	$1,524
Other assets		1,995
Other accruals				(77)	(7,465)	(6,235)
Other long-term liabilities		(4,786)	(3,460)	(27,148)	(3,194)	(3,507)

	$386,708	$405,104	$425,254	$(26,265)	$(9,246)	$(8,218)

Net actuarial loss and prior service cost:
Unrecognized net actuarial loss prior to adoption of FAS No. 158		$(67,252)	$(74,290)		$(15,804)	$(14,804)
Unrecognized prior service cost prior to adoption of FAS No. 158		(2,168)	(1,506)		(283)	(328)
Recognized net actuarial loss in Cumulative other comprehensive income (loss) prior to adoption of FAS No. 158		(30,890)		$(6,267)	(8,398)	(9,798)
Recognized net actuarial loss in Cumulative other comprehensive income (loss) related to adoption of FAS No. 158	$(50,361)			(18,327)
Recognized prior service cost in Cumulative other comprehensive income (loss) related to adoption of FAS No. 158	(8,163)			(218)

	$(58,524)	$(100,310)	$(75,796)	$(24,812)	$(24,485)	$(24,930)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     Defined contribution plans. The Company’s annual contribution for its domestic defined contribution pension plan, which is based on six percent of compensation for covered employees, was $41,902, $41,937 and $41,040 for 2006, 2005 and 2004, respectively. Assets in employee accounts of the domestic defined contribution pension plan are invested in various mutual funds as directed by the participants. These mutual funds did not own a significant number of shares of the Company’s common stock.
     The Company’s annual contribution for its foreign defined contribution pension plans, which is based on various percentages of compensation for covered employees up to certain limits, was $2,222, $2,333 and $1,049 for 2006, 2005 and 2004, respectively. Assets in employee accounts of the foreign defined contribution pension plans are invested in various mutual funds. These mutual funds did not own a significant number of shares of the Company’s common stock.
     Health care plans. The Company provides certain health care plans that are contributory and contain cost-sharing features such as deductibles and coinsurance. There were 19,455, 18,959 and 16,725 active employees entitled to receive benefits under these plans as of December 31, 2006, 2005 and 2004, respectively. The cost of these benefits for active employees, which includes claims incurred and claims incurred but not reported, amounted to $104,105, $109,274 and $96,188 for 2006, 2005 and 2004, respectively. The Company had a fund that provided for payment of health care benefits of qualified employees. The fund ceased operations and made final distributions of $4,273 during 2004. In connection with the acquisitions of Duron and PSB, the Company acquired certain health care benefit plans for employees who met certain eligibility requirements. The Company operated the acquired plans independently from the date of acquisition until December 31, 2004. Beginning January 1, 2005, the participants of these acquired plans became participants in the Company’s health care benefit plan.
     Employees of the Company hired prior to January 1, 1993 who are not members of a collective bargaining unit, and certain groups of employees added through acquisitions, are eligible for health care and life insurance benefits upon retirement, subject to the terms of the unfunded plans. There were 4,645, 4,617 and 4,658 retired employees entitled to receive benefits as of December 31, 2006, 2005 and 2004, respectively.
     On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Medicare Act) was signed into law. The Medicare Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In accordance with FSP FAS No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” the effects of the federal subsidy resulted in a $21,400 reduction of the accumulated postretirement benefit obligation for benefits attributed to past service, which is being recognized prospectively beginning July 1, 2004. During 2006, this recognition resulted in an $11,309 reduction of the net periodic postretirement benefit cost, which consisted of $6,556 amortization of the actuarial experience gain, a $4,254 reduction in interest cost and a $499 reduction in service cost. During 2005, this recognition resulted in a $4,030 reduction of the net periodic postretirement cost, which consisted of $2,371 amortization of the actuarial experience gain and a $1,659 reduction in interest cost. During the last half of 2004, this recognition resulted in a $1,550 reduction of the net periodic postretirement benefit cost, which consisted of $880 amortization of the actuarial experience gain, a $640 reduction in interest cost and a $30 reduction in service cost.
     The Company expects to make retiree health care benefit cash payments and to receive Medicare Part D prescription cash reimbursements as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

		Medicare
	Retiree Health	Prescription	Expected Cash
	Care Benefits	Reimbursement	Payments - Net
2007	$19,766	$(2,938)	$16,828
2008	21,560	(3,222)	18,338
2009	22,936	(3,506)	19,430
2010	24,009	(3,764)	20,245
2011	24,635	(3,998)	20,637
2012 through 2016	120,336	(23,146)	97,190

Total expected benefit cash payments	$233,242	$(40,574)	$192,668

     A summary of the obligation for postretirement health care and life insurance benefits is as follows:

	Postretirement Benefits Other than Pensions
	2006	2005	2004
Benefit obligation:
Balance at beginning of year	$302,685	$311,794	$302,449
Service cost	4,584	4,445	4,339
Interest cost	16,078	17,380	16,725
Actuarial loss (gain)	10,471	(14,290)	8,745
Plan amendments			(4,787)
Benefits paid	(15,693)	(16,644)	(15,677)

Balance at end of year — unfunded	$318,125	$302,685	$311,794

Liabilities recognized in the Consolidated Balance Sheets:
Postretirement benefits other than pensions	$(301,408)	$(226,526)	$(221,975)
Other accruals	(16,717)	(16,641)	(15,400)

	$(318,125)	$(243,167)	$(237,375)

Net actuarial loss and prior service credit:
Unrecognized net actuarial loss prior to adoption of FAS No. 158		$(64,371)	$(83,720)
Unrecognized prior service credit prior to adoption of FAS No. 158		4,853	9,301
Recognized net actuarial loss in Cumulative other comprehensive income (loss) related to adoption of FAS No. 158	$(71,359)
Recognized prior service credit in Cumulative other comprehensive income (loss) related to adoption of FAS No. 158	4,220

	$(67,139)	$(59,518)	$(74,419)

Weighted-average assumptions used to determine benefit obligation:
Discount rate	5.60%	5.50%	5.75%
Health care cost trend rate — pre-65	8.50%	9.00%	9.50%
Health care cost trend rate — post-65	8.50%	9.00%	11.00%
Prescription drug cost increases	11.00%	12.00%	N/A
Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate	5.50%	5.75%	6.00%
Health care cost trend rate — pre-65	9.00%	9.50%	10.00%
Health care cost trend rate — post-65	9.00%	11.00%	12.00%
Prescription drug cost increases	12.00%	N/A	N/A
Net periodic benefit cost:
Service cost	$4,584	$4,445	$4,339
Interest cost	16,078	17,380	16,725
Amortization of prior service credit	(634)	(4,448)	(4,448)
Amortization of actuarial loss	3,441	5,060	3,568

Net periodic benefit cost	$23,469	$22,437	$20,184

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     The estimated net actuarial loss and prior service credit for postretirement benefits other than pensions that are expected to be amortized from Cumulative other comprehensive loss into net periodic benefit cost in 2007 are $5,128 and $(634), respectively.
     The assumed health care cost trend rate to be used to determine the net periodic benefit cost for 2007 is 8.5 percent for all participants. The assumed prescription drug cost trend rate to be used to determine the net periodic benefit cost for 2007 is 11 percent. These trend rate assumptions decrease in each successive year until reaching 4.5 percent in 2014 for prescription drugs and in 2015 for health care. The assumed health care and prescription drug cost trend rates have a significant effect on the amounts reported for the postretirement health care benefit obligation. A one-percentage-point change in assumed health care and prescription drug cost trend rates would have had the following effects as of December 31, 2006:

	One-Percentage-Point
	Increase	(Decrease)
Effect on total of service and interest cost components	$882	$(810)
Effect on the postretirement benefit obligation	$5,629	$(5,160)
NOTE 7 – DEBT
Long-term debt

	Due Date	2006	2005	2004
7.375% Debentures	2027	$137,041	$139,932	$139,929
7.45% Debentures	2097	146,954	146,948	146,942
1.64% to 7.0% Promissory Notes	Through 2011	7,881	1,021	1,725
6.85% Notes	2007		197,595	198,143
9.875% Debentures	2016		1,500	1,500

		$291,876	$486,996	$488,239

     Maturities of long-term debt are as follows for the next five years: $212,853 in 2007; $6,282 in 2008; $67 in 2009; $67 in 2010, and $1,066 in 2011. Interest expense on long-term debt was $40,552, $37,201 and $37,315 for 2006, 2005 and 2004, respectively.
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
     During 2004, the Company unwound two separate interest rate swap contracts and paid $1,084 for discontinuation of the contracts. The net payment decreased the carrying amount of the 6.85% Notes and is being amortized to expense over the remaining maturity of the Notes. During 2002, the Company unwound certain interest rate swap contracts and received a net premium of $4,762 for discontinuation of the contracts. The net premium increased the carrying amount of the 6.85% Notes and is being amortized to income over the remaining maturity of the Notes. There were no interest rate swap agreements outstanding at December 31, 2006, 2005 and 2004.
     On October 6, 1997, the Company issued $50,000 of debt securities consisting of 5.5% notes, due October 15, 2027, with provisions that the holders, individually or in the aggregate, may exercise a put option annually on October 15th that would require the Company to repay the securities. On or before October 15, 2000, individual debt security holders exercised put options requiring the Company to repay $46,905 of these debt securities. During 2006, additional put options were exercised requiring the Company to repay $2,995 of these debt securities. The remaining balance of these debt securities of $100 at December 31, 2006 and $3,095 at December 31, 2005 and 2004 was included in Current portion of long-term debt.
     Effective December 24, 1997, the Company filed a shelf registration with the Securities and Exchange Commission (SEC) covering $150,000 of unsecured debt securities with maturities greater than nine months from the date of issue. The Company may issue these securi-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
ties from time to time in one or more series and will offer the securities on terms determined at the time of sale. There were no borrowings outstanding under this registration at December 31, 2006, 2005 and 2004.
     Effective September 8, 1998, the Company filed a universal shelf registration statement with the SEC to issue debt securities, common stock and warrants up to $1,500,000. There were no borrowings outstanding or issuance of common stock or warrants under this registration at December 31, 2006, 2005 and 2004.
     Short-term borrowings. The Company has a five-year senior unsecured revolving credit agreement. The agreement was amended effective July 19, 2005 and expires July 20, 2009. Effective December 8, 2005, a $500,000 letter of credit subfacility amendment was added to the agreement. The Company uses the revolving credit agreement primarily to satisfy its commercial paper program’s dollar for dollar liquidity requirement. Effective September 26, 2005, the Company’s commercial paper program maximum borrowing capability was increased to $910,000. There were no borrowings outstanding under the revolving credit agreement during all years presented.
     At December 31, 2006, 2005 and 2004, borrowings outstanding under the domestic commercial paper program totaled $338,805, $74,678 and $231,203, respectively, and were included in Short-term borrowings. The weighted-average interest rate related to these borrowings was 5.5%, 4.2% and 2.3% at December 31, 2006, 2005 and 2004, respectively. Borrowings outstanding under various foreign programs at December 31, 2006 of $30,973 with a weighted–average interest rate of 4.7%, December 31, 2005 of $49,003 with a weighted-average interest rate of 5.4% and at December 31, 2004 of $7,612 with a weighted-average interest rate of 5.0% were included in Short-term borrowings.
     On February 1, 2006, the Company sold or contributed certain of its accounts receivable to SWC Receivables Funding LLC (SWC), a consolidated wholly-owned subsidiary. SWC entered into an accounts receivable securitization borrowing facility with a third-party program agent. Under this program, SWC may borrow up to $500,000 and will secure such borrowings by granting a security interest in the accounts receivable, related security and the cash collections and proceeds of the receivables. At December 31, 2006, SWC had no borrowings outstanding under this program.
     On April 17, 2006, the Company entered into an additional three-year credit agreement, which was amended on April 25, 2006 and May 8, 2006. This additional credit agreement gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $250,000. At December 31, 2006, there were no borrowings outstanding under the agreement.
     On May 23, 2006, the Company entered into an additional five-year credit agreement. This additional credit agreement gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $100,000. The agreement was amended on July 24, 2006 to increase the aggregate availability to $250,000. At December 31, 2006, there were no borrowings outstanding under the agreement.
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
     The Company initially provides for estimated costs of environmental-related activities relating to its past operations and third-party sites for which commitments or clean-up plans have been developed and when such

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
costs can be reasonably estimated based on industry standards and historical experience. These estimated costs are determined based on currently available facts regarding each site. If the best estimate of costs can only be identified as a range and no specific amount within that range can be determined more likely than any other amount within the range, the minimum of the range is provided. At December 31, 2006, the aggregate unaccrued maximum of the estimated range of possible outcomes is $149,597 higher than the minimum.
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
     Included in Other long-term liabilities at December 31, 2006, 2005, and 2004 were accruals for extended environmental-related activities of $133,610, $125,382 and $116,537, respectively. Estimated costs of current investigation and remediation activities of $39,529, $33,452 and $24,953 were included in Other accruals at December 31, 2006, 2005 and 2004, respectively.
     Four of the Company’s current and former manufacturing sites accounted for the majority of the accrual for environmental-related activities and the unaccrued maximum of the estimated range of possible outcomes at December 31, 2006. At December 31, 2006, $111,526, or 64.4 percent of the total accrual, related directly to these four sites. In the aggregate unaccrued maximum of $149,597 at December 31, 2006, $81,918 related to the four manufacturing sites. While environmental investigations and remedial actions are in different stages at these sites, additional investigations, remedial actions and monitoring will likely be required at each site.
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
     FIN No. 47, “Accounting for Conditional Asset Retirement Obligations – an Interpretation of FASB Statement No. 143,” effective December 15, 2005, requires a liability to be recognized for the fair value of a conditional asset retirement obligation if a settlement date and fair value can be reasonably estimated. The Company recognizes a liability for any conditional asset retirement obligation when sufficient information is available to reasonably estimate a settlement date to determine the fair value of such a liability. The Company has identified certain conditional asset retirement obligations at various current and closed manufacturing, distribution and store facilities. These obligations relate primarily to asbestos abatement, hazardous waste Resource Conservation and Recovery Act (RCRA) closures, well abandonment, transformers and used oil disposals and underground storage tank closures. Using investigative, remediation and disposal methods that are currently available to the Company, the estimated costs of these obligations were accrued and are not significant. The recording of additional liabilities for future conditional asset retirement obligations may result in a material impact on net income for the annual or interim period during which the costs are accrued. Management does not believe that any potential liability ultimately attributed to the Company for its conditional asset retirement obligations will have a material adverse effect

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
on the Company’s financial condition, liquidity, or cash flow due to the extended period of time over which sufficient information may become available regarding the closure or modification of any one or group of the Company’s facilities. An estimate of the potential impact on the Company’s operations cannot be made due to the aforementioned uncertainties.
NOTE 9 – LITIGATION
     In the course of its business, the Company is subject to a variety of claims and lawsuits, including litigation relating to product liability and warranty, personal injury, environmental, intellectual property, commercial, contractual and antitrust claims. The Company accrues for these contingencies when it is probable that one or more future events will occur confirming the fact of a loss and the amount of the loss can be reasonably estimated. However, because litigation is inherently subject to many uncertainties and the ultimate result of any present or future litigation is unpredictable, the Company’s ultimate liability may result in costs that are significantly higher than currently accrued. In the event that the Company’s loss contingency is ultimately determined to be significantly higher than currently accrued, the recording of the liability may result in a material impact on net income for the annual or interim period during which such liability is accrued. Additionally, due to the uncertainties involved, any potential liability determined to be attributable to the Company arising out of such litigation may have a material adverse effect on the Company’s results of operations, liquidity or financial condition.
     Lead pigment and lead-based paint litigation. The Company’s past operations included the manufacture and sale of lead pigments and lead-based paints. The Company, along with other companies, is a defendant in a number of legal proceedings, including individual personal injury actions, purported class actions, a separate action brought by the State of Rhode Island, and actions brought by various counties, cities, school districts and other government-related entities, arising from the manufacture and sale of lead pigments and lead-based paints. The plaintiffs are seeking recovery based upon various legal theories, including negligence, strict liability, breach of warranty, negligent misrepresentations and omissions, fraudulent misrepresentations and omissions, concert of action, civil conspiracy, violations of unfair trade practice and consumer protection laws, enterprise liability, market share liability, public nuisance, unjust enrichment and other theories. The plaintiffs seek various damages and relief, including personal injury and property damage, costs relating to the detection and abatement of lead-based paint from buildings, costs associated with a public education campaign, medical monitoring costs and others. The Company is also a defendant in legal proceedings arising from the manufacture and sale of non-lead-based paints which seek recovery based upon various legal theories, including the failure to adequately warn of potential exposure to lead during surface preparation when using non-lead-based paint on surfaces previously painted with lead-based paint. The Company believes that the litigation brought to date is without merit or subject to meritorious defenses and is vigorously defending such litigation. The Company expects that additional lead pigment and lead-based paint litigation may be filed against the Company in the future asserting similar or different legal theories and seeking similar or different types of damages and relief.
     Notwithstanding the Company’s views on the merits, litigation is inherently subject to many uncertainties and the Company ultimately may not prevail. Adverse court rulings, such as the Rhode Island jury verdict and the Wisconsin State Supreme Court’s July 2005 determination that Wisconsin’s risk contribution theory may apply in the lead pigment litigation (both discussed in more detail below), or determinations of liability, among other factors, could affect the lead pigment and lead-based paint litigation against the Company and encourage an increase in the number and nature of future claims and proceedings. In addition, from time to time, various legislation and administrative regulations have been enacted, promulgated or proposed to impose obligations on present and former manufacturers of lead pigments and lead-based paints respecting asserted health concerns associated with such products or to overturn the effect of court decisions in which the Company and other manufacturers have been successful.
     Due to the uncertainties involved, management is unable to predict the outcome of the lead pigment and lead-based paint litigation, the number or nature of possible future claims and proceedings, or the effect that any legislation and/or administrative regulations may have on the litigation or against the Company. In addition, management cannot reasonably determine the scope or amount of the potential costs and liabilities related to such litigation, or resulting from any such

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
legislation and regulations. The Company has not accrued any amounts for such litigation. Any potential liability that may result from such litigation or such legislation and regulations cannot reasonably be estimated. In the event any significant liability is determined to be attributable to the Company relating to such litigation, the recording of the liability may result in a material impact on net income for the annual or interim period during which such liability is accrued. Additionally, due to the uncertainties associated with the amount of any such liability and/or the nature of any other remedy which may be imposed in such litigation, any potential liability determined to be attributable to the Company arising out of such litigation may have a material adverse effect on the Company’s results of operations, liquidity or financial condition. An estimate of the potential impact on the Company’s results of operations, liquidity or financial condition cannot be made due to the aforementioned uncertainties.
     Rhode Island lead pigment litigation. During September 2002, a jury trial commenced in the first phase of an action brought by the State of Rhode Island against the Company and the other defendants. The sole issue before the court in this first phase was whether lead pigment in paint constitutes a public nuisance under Rhode Island law. In October 2002, the court declared a mistrial as the jury, which was split four to two in favor of the defendants, was unable to reach a unanimous decision.
     The State of Rhode Island retried the case and on February 22, 2006, the jury returned a verdict, finding that (i) the cumulative presence of lead pigment in paints and coatings on buildings in the State of Rhode Island constitutes a public nuisance, (ii) the Company, along with two other defendants, caused or substantially contributed to the creation of the public nuisance, and (iii) the Company and two other defendants should be ordered to abate the public nuisance. On February 28, 2006, the Court granted the defendants’ motion to dismiss the punitive damages claim, finding insufficient evidence to support the State’s request for punitive damages. On February 26, 2007, the Court issued a decision on the post-trial motions and other matters pending before the Court. Specifically, the Court (i) denied the defendants’ post-trial motions for judgment as a matter of law and for a new trial, (ii) decided to enter a judgment of abatement in favor of the State against the Company and two other defendants, and (iii) decided to appoint a special master for the purpose of assisting the Court in its consideration of a remedial order to implement the judgment of abatement, and if necessary, any monitoring of the implementation of that order. The Company intends to appeal the jury’s verdict and the Court’s decision.
     This was the first legal proceeding against the Company to go to trial relating to the Company’s lead pigment and lead-based paint litigation. The Company cannot reasonably determine the impact that the State of Rhode Island decision and determination of liability will have on the number or nature of present or future claims and proceedings against the Company or estimate the amount or range of ultimate loss that it may incur.
     Other public nuisance claim litigation. The Company and other companies are defendants in other legal proceedings seeking recovery based on public nuisance liability theories including claims brought by the County of Santa Clara, California and other public entities in the State of California, the City of St. Louis, Missouri, the City of Milwaukee, Wisconsin, various cities and counties in the State of New Jersey, and several cities in the State of Ohio.
     The Santa Clara County, California proceeding was initiated in March 2000. The named plaintiffs are the County of Santa Clara, County of Santa Cruz, County of Solano, County of Alameda, County of Kern, City and County of San Francisco, San Francisco Housing Authority, San Francisco Unified School District, City of Oakland, Oakland Housing Authority, Oakland Redevelopment Agency and the Oakland Unified School District. The proceeding purports to be a class action on behalf of all public entities in the State of California except the State and its agencies. The plaintiffs’ second amended complaint asserted claims for fraud and concealment, strict product liability/failure to warn, strict product liability/design defect, negligence, negligent breach of a special duty, public nuisance, private nuisance and violations of California’s Business and Professions Code, and the third amended complaint alleges similar claims including a claim for public nuisance. Various asserted claims were resolved in favor of the defendants through pre-trial demurrers and motions to strike. In October 2003, the trial court granted the defendants’ motion for summary judgment against the remaining counts on statute of limitation grounds. The plaintiffs appealed the trial court’s decision and on March 3, 2006, the Court of Appeal, Sixth Appellate District, reversed in part the demurrers and summary judgment entered in favor of the Company and the other defendants. The Court of Appeal reversed the dismissal of the public nuisance claim for abatement brought by the cities of Santa Clara and Oakland and the City and County of San Francisco, and reversed

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
summary judgment on all of the plaintiffs’ fraud claim to the extent that the plaintiffs alleged that the defendants had made fraudulent statements or omissions minimizing the risks of low-level exposure to lead. The Court of Appeal further vacated the summary judgment holding that the statute of limitations barred the plaintiffs’ strict liability and negligence claims, and held that those claims had not yet accrued because physical injury to the plaintiffs’ property had not been alleged. The Court of Appeal affirmed the dismissal of the public nuisance claim for damages to the plaintiffs’ properties, most aspects of the fraud claim, the trespass claim and the unfair business practice claim. The plaintiffs have filed a motion for leave to file a fourth amended complaint.
     The City of St. Louis proceeding was initiated in January 2000. The City initially alleged claims for strict liability, negligence, fraudulent misrepresentation, negligent misrepresentation, concert of action, conspiracy, public nuisance, restitution and indemnity. Following various pre-trial proceedings during which many of the asserted claims were dismissed by the trial court or voluntarily dismissed by the City, on June 10, 2003, the City filed its fourth amended petition alleging a single count of public nuisance. Following further pre-trial proceedings, on January 18, 2006, the trial court granted the defendants’ motion for summary judgment based on the City’s lack of product identification evidence. The City has appealed the trial court’s January 18, 2006 decision and a prior trial court decision.
     The City of Milwaukee proceeding was initiated in April 2001 against Mautz Paint Co. and NL Industries, Inc. On November 7, 2001, the Company acquired certain assets of Mautz Paint Co. and agreed (under terms and conditions set forth in the purchase agreement) to defend and indemnify Mautz Paint Co. for its liability, if any, to the City of Milwaukee in this action. The City’s complaint included claims for continuing public nuisance, restitution, conspiracy, negligence, strict liability, failure to warn and violation of Wisconsin’s trade practices statute. Following various pre-trial proceedings during which several of the City’s claims were dismissed by the court or voluntarily dismissed by the City, on August 13, 2003, the trial court granted defendants’ motion for summary judgment on the remaining claims. The City appealed and, on November 9, 2004, the Wisconsin Court of Appeals reversed the trial court’s decision and remanded the claims for public nuisance, conspiracy and restitution to the trial court.
     In December 2001 and early 2002, a number of cities and counties in New Jersey individually initiated proceedings in the Superior Court of New Jersey against the Company and other companies asserting claims for fraud, public nuisance, civil conspiracy, unjust enrichment and indemnity. The New Jersey Supreme Court consolidated all of the cases and assigned them to the Superior Court in Middlesex County. By order dated November 4, 2002, the Superior Court granted the defendants’ motion to dismiss all complaints. The plaintiffs appealed and, on August 17, 2005, the Appellate Division affirmed the dismissal of all claims except public nuisance. The Appellate Division reinstated the public nuisance claim in each case. On November 17, 2005, the New Jersey Supreme Court granted defendants’ petition for certification to review the reinstatement of the public nuisance claims.
     In 2006, several cities in Ohio individually initiated proceedings in state court against the Company and other companies asserting claims for public nuisance, concert of action, unjust enrichment, indemnity and punitive damages. Also in September 2006, the Company initiated proceedings in the United States District Court, Southern District of Ohio, against certain of the Ohio cities which initiated the state court proceedings referred to in the preceding sentence and John Doe cities and public officials. The Company’s proceeding seeks declaratory and injunctive relief to prevent the violation of the Company’s federal constitutional rights in relation to such state court proceedings.
     Litigation seeking damages from alleged personal injury. The Company and other companies are defendants in a number of legal proceedings seeking monetary damages and other relief from alleged personal injuries. These proceedings include claims by children allegedly injured from ingestion of lead pigment or lead-containing paint, claims for damages allegedly incurred by the children’s parents or guardians, and claims for damages allegedly incurred by professional painting contractors. These proceedings generally seek compensatory and punitive damages, and seek other relief including medical monitoring costs. These proceedings include purported claims by individuals, groups of individuals and class actions.
     The plaintiff in Thomas v. Lead Industries Association, et al., initiated an action against the Company, other alleged former lead pigment manufacturers and the Lead Industries Association in September 1999. The claims

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
against the Company and the other defendants include strict liability, negligence, negligent misrepresentation and omissions, fraudulent misrepresentation and omissions, concert of action, civil conspiracy and enterprise liability. Implicit within these claims is the theory of “risk contribution” liability (Wisconsin’s theory which is similar to market share liability) due to the plaintiff’s inability to identify the manufacturer of any product that allegedly injured the plaintiff. Following various pre-trial proceedings during which certain of the plaintiff’s claims were dismissed by the court, on March 10, 2003, the trial court granted the defendants’ motion for summary judgment, dismissing the case with prejudice and awarding costs to each defendant. The plaintiff appealed and on June 14, 2004, the Wisconsin Court of Appeals affirmed the trial court’s decision. On July 15, 2005, the Wisconsin Supreme Court reversed in part the trial court’s decision and decided, assuming all of plaintiff’s facts in the summary judgment record to be true, that the risk contribution theory could then apply to excuse the plaintiff’s lack of evidence identifying any of the Company’s or the other defendant’s products as the cause of the alleged injury. The case has been remanded to the trial court and discovery is currently proceeding in this matter.
     Wisconsin is the first jurisdiction to apply a theory of liability with respect to alleged personal injury (i.e.: risk contribution/market share liability) which does not require the plaintiff to identify the manufacturer of the product that allegedly injured the plaintiff in the lead pigment and lead-based paint litigation. Following the July 2005 decision by the Wisconsin Supreme Court to adopt a risk contribution theory in the lead pigment litigation, the Company is aware of 35 new proceedings which have been filed in Wisconsin courts against the Company and other companies seeking damages from alleged personal injury.
     Insurance coverage litigation. On March 3, 2006, the Company filed a lawsuit in the Common Pleas Court, Cuyahoga County, Ohio against its liability insurers, including certain Underwriters at Lloyd’s of London. The lawsuit seeks, among other things, (i) a declaration from the court that costs associated with the abatement of lead pigment in the State of Rhode Island, or any other jurisdiction, are covered under certain insurance policies issued to the Company and (ii) monetary damages for breach of contract and bad faith against the Lloyd’s Underwriters for unjustified denial of coverage for the cost of complying with any final judgment requiring the Company to abate any alleged nuisance caused by the presence of lead pigment paint in buildings. This lawsuit was filed in response to a lawsuit filed by the Lloyd’s Underwriters against the Company, two other defendants in the Rhode Island litigation and various insurance companies on February 23, 2006. The Lloyd’s Underwriters’ lawsuit asks a New York state court to determine that there is no indemnity insurance coverage for such abatement related costs, or, in the alternative, if such indemnity coverage is found to exist, the proper allocation of liability among the Lloyd’s Underwriters, the defendants and the defendants’ other insurance companies. An ultimate loss in the insurance coverage litigation would mean that insurance proceeds would be unavailable under the policies at issue to mitigate any ultimate abatement related costs and liabilities in Rhode Island and that insurance proceeds could be unavailable under the policies at issue to mitigate any ultimate abatement related costs and liabilities in other jurisdictions.
NOTE 10 – CAPITAL STOCK
     At December 31, 2006, there were 300,000,000 shares of common stock and 30,000,000 shares of serial preferred stock authorized for issuance. Of the authorized serial preferred stock, 3,000,000 shares are designated as cumulative redeemable serial preferred stock which may be issued pursuant to the Company’s shareholders’ rights plan if the Company becomes the target of coercive and unfair takeover tactics and 1,000,000 shares are designated as convertible serial preferred stock (see Note 11). An aggregate of 19,125,460, 16,241,480 and 18,679,746 shares of common stock at December 31, 2006, 2005 and 2004, respectively, were reserved for future grants of restricted stock and the exercise and future grants of stock options (see Note 12). Common shares outstanding shown in the following table included 475,628 shares of common stock held in a revocable trust at December 31, 2006, 2005 and 2004, respectively. The revocable trust is used to accumulate assets for the purpose of funding the ultimate obligation of certain non-qualified benefit plans. Transactions between the Company and the trust are accounted for in accordance with EITF No. 97-14, “Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested,” which requires the assets held by the trust be consolidated with the Company’s accounts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

	Common Shares	Common Shares
	in Treasury	Outstanding
Balance at January 1, 2004	69,001,931	143,406,707
Shares tendered as payment for options exercised	17,219	(17,219)
Shares issued for exercise of stock options		3,702,377
Net shares issued under restricted stock grants		285,250
Treasury stock purchased	6,600,000	(6,600,000)

Balance at December 31, 2004	75,619,150	140,777,115
Shares tendered as payment for options exercised	28,817	(28,817)
Shares issued for exercise of stock options		2,344,543
Shares tendered in connection with restricted stock grants	71,335	(71,335)
Net shares issued under restricted stock grants		193,875
Treasury stock purchased	8,076,000	(8,076,000)

Balance at December 31, 2005	83,795,302	135,139,381
Shares tendered as payment for options exercised	23,832	(23,832)
Shares issued for exercise of stock options		3,691,704
Shares tendered in connection with restricted stock grants	441	(441)
Net shares issued under restricted stock grants		358,475
Treasury stock purchased	5,600,000	(5,600,000)

Balance at December 31, 2006	89,419,575	133,565,287

NOTE 11 – STOCK PURCHASE PLAN AND PREFERRED STOCK
     As of December 31, 2006, 22,269 employees contributed to the Company’s ESOP, a voluntary defined contribution plan available to all eligible salaried employees. Participants are allowed to contribute, on a pretax basis only, up to the lesser of 20 percent of their annual compensation or the maximum dollar amount allowed under the Internal Revenue Code. Such participant contributions may be invested in a variety of mutual funds or a Company common stock fund and may be exchanged between investments as directed by the participant. The Company matches current contributions up to 6 percent of annual compensation. Effective January 1, 2007, the ESOP was amended to permit participants to diversify both future and a portion of prior Company matching contributions previously allocated to the Company common stock fund into a variety of mutual funds.
     The Company made contributions to the ESOP on behalf of participating employees, representing amounts authorized by employees to be withheld from their earnings on a pre-tax basis, of $66,032, $58,579 and $46,524 in 2006, 2005 and 2004, respectively. The Company’s matching contributions to the ESOP charged to operations were $48,123, $42,353 and $35,573 for 2006, 2005 and 2004, respectively.
     At December 31, 2006, there were 20,784,105 shares of the Company’s common stock being held by the ESOP, representing 15.6 percent of the total number of voting shares outstanding. Shares of Company common stock credited to each member’s account under the ESOP are voted by the trustee under instructions from each individual plan member. Shares for which no instructions are received, along with any unallocated shares held in the ESOP, are voted by the trustee in the same proportion as those for which instructions are received.
     On August 1, 2006, the Company issued 500,000 shares of convertible serial preferred stock, no par value (Series 2 Preferred stock) with cumulative quarterly dividends of $11.25 per share, for $500,000 to the ESOP. The ESOP financed the acquisition of the Series 2 Preferred stock by borrowing $500,000 from the Company at the rate of 5.5 percent per annum. This borrowing is payable over ten years in equal quarterly installments. Each share of Series 2 Preferred stock is entitled to one vote upon all matters presented to the Company’s shareholders and generally votes with the common stock together as one class. The Series 2 Preferred stock is held in an unallocated account by the ESOP until the value of compensation expense related to the Company’s contributions is earned at which time contributions are credited to the members’ accounts. The Series 2 Preferred stock is redeemable for cash or convertible into common stock or any combination thereof at the option of the ESOP based on the relative fair value of the Series 2 Preferred and common stock at the time of conversion. At December 31, 2006, 2005 and 2004, there were no allocated or committed-to-be-released shares of Series 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
Preferred stock outstanding. The ESOP redeemed 66,785 shares of the 2006 issuance of Series 2 Preferred stock for cash in 2006.
     On August 27, 2003, the Company issued 350,000 shares of convertible serial preferred stock (Series 1 Preferred stock) with cumulative quarterly dividends of $10.00 per share for $350,000 to the ESOP. The ESOP financed the acquisition of the Series 1 Preferred stock by borrowing $350,000 from the Company at the rate of 4.5 percent per annum. Each share of Series 1 Preferred stock was entitled to one vote upon all matters presented to the Company’s shareholders and generally votes with the common stock together as one class. The Series 1 Preferred stock was held in an unallocated account by the ESOP until the value of compensation expense related to the Company’s contributions was earned at which time contributions were credited to the members’ accounts. The ESOP redeemed the remaining 34,702 shares of the 2003 issuance of Series 1 Preferred stock for cash in 2006. The ESOP redeemed 137,117 shares and 112,838 shares of the 2003 issuance of Series 1 Preferred stock for cash in 2005 and 2004, respectively.
NOTE 12 – STOCK-BASED COMPENSATION
     At the Annual Meeting of Shareholders held on April 19, 2006, the shareholders approved the 2006 Equity and Performance Incentive Plan (Employee Plan) that replaced the 2003 Stock Plan and authorizes the Board of Directors, or a committee of the Board of Directors, to issue or transfer up to an aggregate of 10,000,000 shares of common stock, plus any shares relating to awards that expire, are forfeited or cancelled. The Employee Plan permits the granting of stock options, restricted stock, appreciation rights, restricted stock units, performance shares and performance units to eligible employees. At December 31, 2006, no appreciation rights, restricted stock units, performance shares or performance units had been granted under the Employee Plan. For more information on the Employee Plan, see the Company’s Current Report on Form 8-K dated April 19, 2006. No further grants may be made under the 2003 Stock Plan, all rights granted under the plan remain.
     At the Annual Meeting of Shareholders held on April 19, 2006, the shareholders also approved the 2006 Stock Plan for Nonemployee Directors (Nonemployee Director Plan) that replaced the 1997 Stock Plan and authorizes the Board of Directors, or a committee of the Board of Directors, to issue or transfer up to an aggregate of 200,000 shares of common stock, plus any shares relating to awards that expire, are forfeited or are cancelled. The Nonemployee Director Plan permits the granting of stock options, restricted stock, appreciation rights and restricted stock units to members of the Board of Directors who are not employees of the Company. At December 31, 2006, no awards had been granted under the Nonemployee Director Plan. For more information on the Nonemployee Director Plan, see the Company’s Current Report on Form 8-K dated April 19, 2006. No further grants may be made under the 1997 Stock Plan, all rights granted under the plan remain.
     Effective January 1, 2006, the Company adopted FAS No. 123R for its stock-based compensation. The Company elected to follow the “modified prospective” method as described in FAS No. 123R whereby compensation cost is recognized for all share-based payments granted after January 1, 2006 and for all unvested awards granted prior to January 1, 2006. In accordance with FAS No. 123R, prior period amounts were not restated. FAS No. 123R also requires certain tax benefits associated with these share-based payments to be classified as financing activities in the Statements of Consolidated Cash Flows rather than as operating activities as required under previous guidelines.
     At December 31, 2006, the Company had total unrecognized stock-based compensation expense of $55,089 that is expected to be recognized over a weighted-average period of 1.52 years. Total stock-based compensation expense, recognized in Selling, general and administrative expenses, aggregated $29,489, $8,723 and $11,642 during 2006, 2005 and 2004, respectively. The Company recognized a total income tax benefit related to stock-based compensation expense of $10,162, $3,052 and $3,864 during 2006, 2005 and 2004, respectively. The impact of total stock-based compensation expense, net of taxes, on net income reduced Basic net income per common share and Diluted net income per common share by $.14 during 2006.
     Prior to January 1, 2006, stock-based compensation was accounted for under Accounting Principles Board Opinion (APBO) No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. The presentation of pro-forma information regarding the impact of total stock-based compensation on net income and net income per common share for prior periods is required by FAS No. 123R. Such pro-forma information, determined as if the Company had accounted for its stock-based compensation under the fair value method during 2005 and 2004, is illustrated in the following table:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

	2005	2004
Net income, as reported	$463,258	$393,254
Add: Total stock-based compensation expense included in the determination of net income as reported, net of related tax effects	5,671	7,778
Less: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(12,313)	(14,576)

Pro forma net income	$456,616	$386,456

Net income per common share:
Basic — as reported	$3.39	$2.79
Basic — pro-forma	$3.34	$2.74
Diluted — as reported	$3.28	$2.72
Diluted — pro-forma	$3.23	$2.67
     Employee stock options. The fair value of the Company’s employee stock options was estimated at the date of grant using a Black-Scholes-Merton option-pricing model with the following weighted-average assumptions for all options granted:

	FAS	FAS	FAS
	No. 123R	No. 123	No. 123
	Expense	Pro-forma	Pro-forma
	2006	2005	2004
Risk-free interest rate	4.68%	4.15%	2.87%
Expected life of options	4.55 years	4.33 years	3.0 years
Expected dividend yield of stock	1.84%	1.86%	2.28%
Expected volatility of stock	.259	.240	.225
     The risk-free interest rate is based upon the U.S. Treasury yield curve at the time of grant. The expected life of options was calculated using a scenario analysis model. Historical data was used to aggregate the holding period from actual exercises, post-vesting cancellations and hypothetical assumed exercises on all outstanding options. The expected dividend yield of stock is the Company’s best estimate of the expected future dividend yield. Expected volatility of stock was calculated using historical and implied volatilities. The Company applied an estimated forfeiture rate of 4.22 percent to the 2006 grants. This rate was calculated based upon historical activity and is an estimate of granted shares not expected to vest. If actual forfeitures differ from the expected rate, the Company may be required to make additional adjustments to compensation expense in future periods.
     Grants of non-qualified and incentive stock options generally become exercisable to the extent of one-third of the optioned shares for each full year following the date of grant and generally expire ten years after the date of grant. Unrecognized compensation expense with respect to stock options granted to eligible employees amounted to $32,582 at December 31, 2006. The unrecognized compensation expense is being amortized on a straight-line basis over the three-year vesting period and is expected to be recognized over a weighted average period of 1.59 years.
     The total intrinsic value of options exercised was $97,991, $47,376 and $58,395 during 2006, 2005 and 2004, respectively. The Company issues new shares upon exercise of stock options or granting of restricted stock.
     Exercise prices for optioned shares outstanding as of December 31, 2006 ranged from $17.83 to $59.44 per share. A summary of outstanding and exercisable options is as follows:

Outstanding			Exercisable
	Weighted-	Weighted-Average		Weighted-	Weighted-Average
	Average	Remaining		Average	Remaining
Optioned	Exercise Price	Contractual Life	Optioned	Exercise Price	Contractual Life
Shares	Per Share	(years)	Shares	Per Share	(years)
10,716,711	$37.30	6.9	6,908,633	$29.96	5.7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     A summary of the Company’s non-qualified and incentive stock option activity and related information for the years ended December 31, 2006, 2005 and 2004 is shown in the following table:

	2006			2005			2004
		Weighted-			Weighted-			Weighted
		Average			Average			Average
		Exercise	Aggregate		Exercise	Aggregate		Exercise	Aggregate
	Optioned	Price	Intrinsic	Optioned	Price	Intrinsic	Optioned	Price	Intrinsic
	Shares	Per Share	Value	Shares	Per Share	Value	Shares	Per Share	Value
Outstanding beginning of year	12,608,942	$31.09		13,286,833	$28.14		15,099,131	$25.27
Granted	1,869,186	58.47		2,026,500	43.79		2,065,900	41.40
Exercised	(3,691,704)	26.72		(2,344,543)	24.90		(3,702,377)	23.90
Forfeited	(68,496)	41.30		(352,012)	34.42		(155,237)	27.25
Expired	(1,217)	40.24		(7,836)	29.42		(20,584)	24.01

Outstanding end of year	10,716,711	$37.30	$285,742	12,608,942	$31.09	$182,031	13,286,833	$28.14	$220,068

Exercisable at end of year	6,908,633	$29.96	$234,859	8,606,343	$26.60	$162,864	8,691,851	$24.78	$173,273
Weighted-average per share fair value of options granted during year	$14.58			$9.57			$6.24
Shares reserved for future grants	8,408,749			3,632,538			5,392,913
     Employee and nonemployee directors restricted stock. Grants of restricted stock to employees, which generally require four years of continuous employment from the date of grant before vesting and receiving the stock without restriction, have been awarded to certain officers and key employees under the Employee Plan and the 2003 Stock Plan. The shares of stock to be received without restriction under these plans are based on the Company’s achievement of specified financial goals relating to average return on average equity and earnings before interest, taxes, depreciation and amortization. Unrecognized compensation expense with respect to restricted stock granted to eligible employees amounted to $21,657 at December 31, 2006 and is being amortized on a straight-line basis over the four-year vesting period and is expected to be recognized over a weighted average period of 1.44 years.
     Grants of restricted stock have been awarded to nonemployee directors under the 1997 Stock Plan. These grants generally vest and stock is received without restriction to the extent of one-third of the granted stock for each year following the date of grant. Unrecognized compensation expense with respect to restricted stock granted to nonemployee directors amounted to $849 at December 31, 2006 and is being amortized on a straight-line basis over the three-year vesting period and is expected to be recognized over a weighted average period of 1.02 years.
     A summary of restricted stock granted to certain officers, key employees and nonemployee directors during 2006, 2005 and 2004 is as follows:

	2006	2005	2004
Restricted stock granted	362,475	330,625	328,250
Weighted-average per share fair value of restricted stock granted during the year	$48.86	$43.27	$33.59
     A summary of shares of the Company’s restricted stock activity for the years ended December 31, 2006, 2005 and 2004 is shown in the following table:

	2006	2005	2004
Outstanding beginning of year	885,625	888,250	603,000
Granted	362,475	330,625	328,250
Vested	(12,000)	(196,500)
Forfeited	(4,000)	(136,750)	(43,000)

Outstanding end of year	1,232,100	885,625	888,250

NOTE 13 – OTHER EXPENSE
     Other general expense – net. During 2006, the Company added the caption Other general expense – net to its Statements of Consolidated Income and reclassified certain amounts that were previously included in Other expense – net to conform with the 2006 presentation. Included in Other general expense — net were the following:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

	2006	2005	2004
Provisions for environmental matters-net	$23,341	$24,920	$13,953
(Gain) loss on disposition of assets	(503)	(3,621)	526
Net expense (income) of exit or disposal activities	608	(235)	37
Loss on disposition of joint venture investment		7,858

Total	$23,446	$28,922	$14,516

     Provisions for environmental matters–net represent site-specific increases or decreases to environmental-related accruals as information becomes available upon which more accurate costs can be reasonably estimated and as additional accounting guidelines are issued. Environmental-related accruals are not recorded net of insurance proceeds in accordance with FIN No. 39, “Offsetting of Amounts Related to Certain Contracts –an Interpretation of APB Opinion No. 10 and FASB Statement No. 105.” See Note 8 for further details on the Company’s environmental-related activities.
     The (gain) loss on disposition of assets represents realized gains or losses associated with the disposal of fixed assets previously used in the conduct of the primary business of the Company.
     The net expense (income) of exit or disposal activities represents additional impairments for revisions in estimated fair value or changes to accrued qualified exit costs as information becomes available upon which more accurate amounts can be reasonably estimated. See Note 5 for further details.
     The loss on disposition of joint venture investment represents a realized loss resulting from the sale at less than carrying value of the Company’s majority ownership of Kinlita, a joint venture in China included in the Global Group.
     Other expense – net. Included in Other expense — net were the following:

	2006	2005	2004
Dividend and royalty income	$(3,718)	$(3,329)		$(2,498)
Net expense from financing and investing activities	3,162	5,762		6,614
Foreign currency related losses	2,870	1,354		1,699
Other income	(4,547)	(4,559)		(4,458)
Other expense	3,637	2,789		1,992

Total	$1,404	$2,017		$3,349

     The net expense from financing and investing activities includes the net gain or loss relating to the change in the Company’s investment in certain long-term asset funds and financing fees.
     Foreign currency related losses included foreign currency transaction gains and losses and realized and unrealized gains and losses from foreign currency option and forward contracts. The Company had foreign currency option and forward contracts outstanding at December 31, 2006. All of the outstanding contracts had maturity dates of less than twelve months and were undesignated hedges with changes in fair value being recognized in earnings in accordance with FAS No. 133. These derivative instrument values were included in either Other current assets or Other accruals and were insignificant at December 31, 2006. There were no contracts outstanding at December 31, 2005 and 2004.
     Other income and Other expense included items of revenue, gains, expenses and losses that were unrelated to the primary business purpose of the Company. Each individual item within the other income or other expense caption was immaterial; no single category of items exceeded $1,000.
NOTE 14 – INCOME TAXES
     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using the enacted tax rates and laws that are currently in effect. Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2006, 2005 and 2004 were as follows:

	2006	2005	2004
Deferred tax assets:
Exit costs, environmental and other similar items	$56,914	$54,683	$51,859

Other items (each less than 5 percent of total assets)	161,447	135,952	110,955

Total deferred tax assets	$218,361	$190,635	$162,814

Deferred tax liabilities:

Depreciation and amortization	$98,445	$82,931	$75,573

Deferred employee benefit items	171	46,723	59,892

Total deferred tax liabilities	$98,616	$129,654	$135,465

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     Netted against the Company’s other deferred tax assets were valuation reserves of $739, $5,658 and $14,930 at December 31, 2006, 2005 and 2004, respectively, resulting from the uncertainty as to the realization of the tax benefits from certain foreign net operating losses and certain other foreign assets.
     Significant components of the provisions for income taxes were as follows:

	2006	2005	2004
Current:
Federal	$208,835	$171,676	$126,199
Foreign	22,684	17,321	17,994
State and local	38,087	19,860	24,242

Total current	269,606	208,857	168,435
Deferred:
Federal	(8,129)	(4,813)	18,001
Foreign	(2,705)	(7,455)	(3,312)
State and local	(518)	(4,988)	2,538

Total deferred	(11,352)	(17,256)	17,227

Total provisions for income taxes	$258,254	$191,601	$185,662

     The provisions for income taxes included estimated taxes payable on that portion of retained earnings of foreign subsidiaries expected to be received by the Company. The effect of the repatriation provisions of the American Jobs Creation Act of 2004 and the provisions of APBO No. 23, “Accounting for Income Taxes – Special Areas,” was $1,834 in 2006, $1,234 in 2005 and $2,693 in 2004. A provision was not made with respect to $13,451 of retained earnings at December 31, 2006 that have been invested by foreign subsidiaries. It was not practicable to estimate the amount of unrecognized deferred tax liability for undistributed foreign earnings.
     Significant components of income before income taxes and minority interest as used for income tax purposes, were as follows:

	2006	2005	2004
Domestic	$736,875	$583,993	$520,454
Foreign	97,437	72,222	59,741

	$834,312	$656,215	$580,195

     A reconciliation of the statutory federal income tax rate to the effective tax rate follows:

	2006	2005	2004
Statutory federal income tax rate	35.0%	35.0%	35.0%
Effect of:
State and local income taxes	2.9	1.5	3.0
Investment vehicles	(2.8)	(1.6)	(1.6)
ESOP dividends	(2.6)	(5.2)	(4.2)
Other — net	(1.5)	(0.5)	(0.2)

Effective tax rate	31.0%	29.2%	32.0%

     The 2006 state and local income tax component of the effective tax rate increased compared to 2005 due to the absence in 2006 of numerous favorable state and local tax settlements that had occurred in 2005. The increase in the tax deduction related to investment vehicles was the result of additional investments in tax favorable vehicles in 2006 compared to 2005. The decrease in the benefits related to ESOP dividends was due to changes in the tax law, which reduced the deduction the Company took in 2006 compared to 2005.
NOTE 15 – NET INCOME PER COMMON SHARE

	2006	2005	2004
Basic
Average common shares outstanding	133,579,145	136,816,868	140,801,836

Net income	$576,058	$463,258	$393,254

Net income per common share	$4.31	$3.39	$2.79

Diluted
Average common shares outstanding	133,579,145	136,816,868	140,801,836
Non-vested restricted stock grants	1,168,564	950,182	870,313
Stock options and other contingently issuable shares	2,594,399	3,311,882	3,063,440

Average common shares assuming dilution	137,342,108	141,078,932	144,735,589

Net income	$576,058	$463,258	$393,254

Net income per common share	$4.19	$3.28	$2.72

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
NOTE 16 – SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

	2006
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$1,768,528	$2,129,970	$2,116,711	$1,794,550	$7,809,759
Gross profit	$771,411	$936,588	$935,778	$770,863	$3,414,640
Net income	$113,671	$184,592	$179,112	$98,683	$576,058
Net income per common share — basic	$.84	$1.37	$1.34	$.75	$4.31
Net income per common share — diluted	$.82	$1.33	$1.30	$.73	$4.19
     Net income in the fourth quarter of 2006 was increased by $11,955 ($.09 per share) due primarily to physical inventory adjustments. Gross profit was increased by $20,553 as a result of physical inventory adjustments of $15,687 and various year-end adjustments of $4,866.

	2005
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$1,538,545	$1,965,358	$1,976,728	$1,710,030	$7,190,661
Gross profit	$660,774	$838,166	$839,745	$741,680	$3,080,365
Net income	$83,294	$153,221	$151,608	$75,135	$463,258
Net income per common share — basic	$.60	$1.12	$1.11	$.56	$3.39
Net income per common share — diluted	$.58	$1.08	$1.07	$.54	$3.28
     Net income in the fourth quarter of 2005 was increased by $7,080 ($.05 per share) due primarily to physical inventory adjustments. Gross profit was increased by $9,680 primarily as a result of physical inventory adjustments of $8,605.
NOTE 17 – OPERATING LEASES
     The Company leases certain stores, warehouses, manufacturing facilities, office space and equipment. Renewal options are available on the majority of leases and, under certain conditions, options exist to purchase certain properties. Rental expense for operating leases, recognized on a straight-line basis over the lease term in accordance with FASB Technical Bulletin No. 85-3, “Accounting for Operating Leases with Scheduled Rent Increases,” was $217,567, $197,362 and $173,491 for 2006, 2005 and 2004, respectively. Certain store leases require the payment of contingent rentals based on sales in excess of specified minimums. Contingent rentals included in rent expense were $27,470, $22,472 and $18,134 in 2006, 2005 and 2004, respectively. Rental income, as lessor, from real estate leasing activities and sublease rental income for all years presented was not significant.
     Following is a schedule, by year and in the aggregate, of future minimum lease payments under noncancellable operating leases having initial or remaining terms in excess of one year at December 31, 2006:

2007	$182,410
2008	157,743
2009	131,222
2010	100,956
2011	66,941
Later years	145,390

Total minimum lease payments	$784,662

NOTE 18 – REPORTABLE SEGMENT INFORMATION
     The Company reports segment information in the same way that management internally organizes its business for assessing performance and making decisions regarding allocation of resources in accordance with FAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” Effective January 1, 2006, the Company changed its reportable operating segments based on organizational changes in its management structure. The Company’s reportable operating segments now are: Paint Stores Group, Consumer Group and Global Group (collectively, the “Reportable Operating Segments”). The Global Group consists of certain business units with foreign or worldwide operations that were reported in the previous Paint Stores, Consumer, Automotive Finishes and International Coatings segments. Amounts previously reported have been reclassified to conform with the 2006 presentation. Factors considered in determining the three reportable operating segments of the Company include the nature of the business activities, existence of managers responsible for the operating activities and information presented to the Board of Directors. The Company reports all other business activities and immaterial operating segments that are not reportable in the Administrative segment. See pages 6 through 11 of this report for more information about the Reportable Operating Segments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     The Company’s chief operating decision maker (CODM) has been identified as the Chief Executive Officer because he has final authority over performance assessment and resource allocation decisions. Because of the diverse operations of the Company, the CODM regularly receives discrete financial information about each reportable operating segment as well as a significant amount of additional financial information about certain divisions, business units or subsidiaries of the Company. The CODM uses all such financial information for performance assessment and resource allocation decisions. The CODM evaluates the performance of and allocates resources to the Reportable Operating Segments based on profit or loss and cash generated from operations before income taxes. The accounting policies of the Reportable Operating Segments are the same as those described in Note 1.
     The Paint Stores Group consisted of 3,046 company-operated specialty paint stores in the United States, Canada, Virgin Islands and Puerto Rico at December 31, 2006. Each store in this segment is engaged in the related business activity of selling paint, coatings and related products to end-use customers. The Paint Stores Group markets and sells Sherwin-Williams® branded architectural paint and coatings, industrial and marine products, OEM product finishes and related items. These products are produced by manufacturing facilities in the Consumer and Global Groups. In addition, each store sells selected purchased associated products. During 2006, this segment opened 117 net new stores, consisting of 113 stores in the United States and 4 in Canada. In 2005, there were 95 net new stores opened (88 in the United States). In 2004, there were 297 net new stores opened or acquired (294 in the United States). The loss of any single customer would not have a material adverse effect on the business of this segment. A map on page 14 of this report shows the number of paint stores and their geographic locations.
     The Consumer Group develops, manufactures and distributes a variety of paint, coatings and related products to third party customers and the Paint Stores Group primarily in the United States and Canada. The acquisition of Dobco in 2006 was included in this segment. Approximately 55 percent of the total sales of the Consumer Group in 2006, including inter-segment transfers, represented products sold through the Paint Stores Group. Sales and marketing of certain controlled brand and private labeled products is performed by a direct sales staff. The products distributed through third party customers are intended for resale to the ultimate end-user of the product. The Consumer Group had sales to certain customers that, individually, may be a significant portion of the sales of the segment. However, the loss of any single customer would not have a material adverse effect on the overall profitability of the segment. This segment incurred most of the Company’s capital expenditures related to ongoing environmental compliance measures.
     The Global Group develops, licenses, manufactures, distributes and sells a variety of architectural paint and coatings, industrial and marine products, automotive finishes and refinish products, OEM coatings and related products in North and South America, Jamaica, the United Kingdom, Europe and China. This segment meets the demands of its customers for a consistent worldwide product development, manufacturing and distribution presence and approach to doing business. This segment licenses certain technology and trade names worldwide. Sherwin-Williams® and other controlled brand products are distributed through the Paint Stores Group and this segment’s network of 469 company-operated branches – 237 in the United States, 84 in Mexico, 44 in Chile, 56 in Brazil, 23 in Canada, 16 in Jamaica, 6 in Uruguay, 2 in Argentina, 1 in Peru – and by a direct sales staff and outside sales representatives to retailers, dealers, jobbers, licensees and other third party distributors. At December 31, 2006, the Global Group consisted of operations in the United States, 14 foreign countries, 3 foreign joint ventures and income from licensing agreements in 14 foreign countries. A map on page 14 of this report shows the number of branches and their geographic locations.
     The Administrative segment includes the administrative expenses of the Company’s corporate headquarters site. Also included in the Administrative segment was interest expense which was unrelated to retail real estate leasing activities, investment income, certain foreign currency transaction losses related to dollar-denominated debt and foreign currency option and forward contracts, certain expenses related to closed facilities and environmental-related matters, and other expenses which were not directly associated with any Reportable Operating Segment. The Administrative segment did not include any significant foreign operations. Also included in the Administrative segment was a real estate management unit that is responsible for the ownership, management, and leasing of non-retail properties held primarily for use by the Company, including the Company’s

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
headquarters site, and disposal of idle facilities. Sales of this segment represented external leasing revenue of excess headquarters space or leasing of facilities no longer used by the Company in its operations. Gains and losses from the sale of property were not a significant operating factor in determining the performance of the Administrative segment.
     Net external sales of all consolidated foreign subsidiaries were $831,276, $746,789 and $637,137 for 2006, 2005 and 2004, respectively. Segment profit of all consolidated foreign subsidiaries was $64,362, $44,886 and $46,516 for 2006, 2005 and 2004, respectively. Domestic operations account for the remaining net external sales and segment profits. Long-lived assets consist of net property, plant and equipment, goodwill, intangibles, deferred pension assets and other long-term assets. Long-lived assets of consolidated foreign subsidiaries totaled $160,245, $145,689 and $149,037 at December 31, 2006, 2005 and 2004, respectively. The consolidated total of long-lived assets for the Company was $2,544,806, $2,474,810 and $2,492,223 at December 31, 2006, 2005 and 2004, respectively. Total assets of consolidated foreign subsidiaries at December 31, 2006 were $502,415, which represented 10.1 percent of the Company’s total assets. No single geographic area outside the United States was significant relative to consolidated net sales or operating profits. Export sales and sales to any individual customer were each less than 10 percent of consolidated sales to unaffiliated customers during all years presented.
     In the reportable segment financial information that follows, Segment profit was total net sales and intersegment transfers less operating costs and expenses. Identifiable assets were those directly identified with each reportable segment. The Administrative segment assets consisted primarily of cash and cash equivalents, investments, deferred pension assets, and headquarters property, plant and equipment. The margin for each Reportable Operating Segment was based upon total net sales and intersegment transfers. Domestic intersegment transfers were accounted for at the approximate fully absorbed manufactured cost plus distribution costs. International inter-segment transfers were accounted for at values comparable to normal unaffiliated customer sales.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(millions of dollars)

	2006
	Paint Stores	Consumer		Global		Consolidated
	Group	Group		Group	Administrative	Totals
Net external sales	$4,845	$1,364		$1,593	$8	$7,810
Intersegment transfers		1,670		141	(1,811)

Total net sales and intersegment transfers	$4,845	$3,034		$1,734	$(1,803)	$7,810

Segment profit	$720	$214		$130		$1,064
Interest expense					$(67)	(67)
Administrative expenses and other					(163)	(163)
Income before income taxes and minority interest	$720	$214	*	$130	$(230)	$834

Reportable Operating Segments margins	14.9%	7.1%		7.5%
Identifiable assets	$1,293	$1,649		$819	$1,234	$4,995
Capital expenditures	53	95		38	24	210
Depreciation	45	38		25	15	123

	2005
	Paint Stores	Consumer		Global		Consolidated
	Group	Group		Group	Administrative	Totals
Net external sales	$4,352	$1,391		$1,440	$8	$7,191
Intersegment transfers		1,474		119	(1,593)

Total net sales and intersegment transfers	$4,352	$2,865		$1,559	$(1,585)	$7,191

Segment profit	$569	$171		$103		$843
Interest expense					$(50)	(50)
Administrative expenses and other					(137)	(137)
Income before income taxes and minority interest	$569	$171	*	$103	$(187)	$656

Reportable Operating Segments margins	13.1%	6.0%		6.6%
Identifiable assets	$1,287	$1,602		$726	$754	$4,369
Capital expenditures	48	62		16	17	143
Depreciation	46	34		26	14	120

	2004
	Paint Stores	Consumer		Global		Consolidated
	Group	Group		Group	Administrative	Totals
Net external sales	$3,547	$1,293		$1,266	$8	$6,114
Intersegment transfers		1,092		105	(1,197)

Total net sales and intersegment transfers	$3,547	$2,385		$1,371	$(1,189)	$6,114

Segment profit	$476	$190		$78		$744
Interest expense					$(40)	(40)
Administrative expenses and other					(124)	(124)
Income before income taxes and minority interest	$476	$190	*	$78	$(164)	$580

Reportable Operating Segments margins	13.4%	8.0%		5.7%
Identifiable assets	$1,211	$1,582		$718	$763	$4,274
Capital expenditures	47	35		17	8	107
Depreciation	39	32		25	13	109

*	Segment profit includes $25, $24 and $16 of mark-up on intersegment transfers realized as a result of external sales by the Paint Stores Group during 2006, 2005 and 2004, respectively.

SHAREHOLDER INFORMATION

Annual Meeting
The annual meeting of shareholders will be held in the Landmark Conference Center, 927 Midland Building, 101 Prospect Avenue, N.W., Cleveland, Ohio on Wednesday, April 18, 2007 at 9:00 A.M., local time.
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
Certifications
The Company filed with the Securities and Exchange Commission, as Exhibit 31 to the Company’s Annual Report on Form 10-K for the 2006 fiscal year, certifications of its Chief Executive Officer and Chief Financial Officer regarding the quality of the Company’s public disclosure. The Company also submitted to the New York Stock Exchange the previous year’s certification of its Chief Executive Officer certifying that he was not aware of any violation by the Company of the New York Stock Exchange corporate governance listing standards.
Independent Registered Public Accounting Firm
Ernst & Young LLP Cleveland, Ohio
Stock Trading
Sherwin-Williams Common Stock—Symbol, SHW—is traded on the New York Stock Exchange.
Transfer Agent & Registrar
The Bank of New York
Investor Services Department
P.O. Box 11258
New York, NY 10286-1258
1-866-537-8703
E-mail address:
shareowners@bankofny.com
Stock Transfer Website:
www.stockbny.com
Headquarters
The Sherwin-Williams Company
101 Prospect Avenue, N.W.
Cleveland, Ohio 44115-1075
(216) 566-2000

COMMON STOCK TRADING STATISTICS

	2006	2005	2004	2003	2002
High	$64.76	$48.84	$45.61	$34.77	$33.24
Low	37.40	40.47	32.95	24.42	21.75
Close December 31	63.58	45.42	44.63	34.74	28.25
Shareholders of record	10,173	10,625	11,056	11,472	11,936
Shares traded (thousands)	350,754	206,115	175,664	143,702	193,256
QUARTERLY STOCK PRICES AND DIVIDENDS

2006
Quarter	High	Low	Dividend
1st	$54.12	$37.40	$.25
2nd	53.32	45.13	.25
3rd	57.36	44.08	.25
4th	64.76	55.16	.25

2005
Quarter	High	Low	Dividend
1st	$46.51	$42.25	$.205
2nd	47.26	41.38	.205
3rd	48.84	40.92	.205
4th	46.67	40.47	.205

CORPORATE OFFICERS AND OPERATING MANAGEMENT

Corporate Officers

Christopher M. Connor, 50*
Chairman and Chief Executive Officer
John G. Morikis, 43*
President and Chief Operating Officer
Sean P. Hennessy, 49*
Senior Vice President — Finance and
Chief Financial Officer
Thomas E. Hopkins, 49*
Senior Vice President — Human Resources
Conway G. Ivy, 65*
Senior Vice President — Corporate
Planning and Development
Timothy A. Knight, 42*
Senior Vice President — Corporate
Planning and Development
John L. Ault, 60*
Vice President — Corporate Controller
Cynthia D. Brogan, 55
Vice President and Treasurer
Michael T. Cummins, 48
Vice President — Taxes and
Assistant Secretary
Mark J. Dvoroznak, 48
Vice President — Corporate Audit
and Loss Prevention
Louis E. Stellato, 56*
Vice President, General Counsel
and Secretary
Richard M. Weaver, 52
Vice President — Administration
Robert J. Wells, 49*
Vice President — Corporate Communications
and Public Affairs
Operating Management

Robert J. Davisson, 46
President & General Manager
Southeastern Division
Paint Stores Group
Timothy J. Drouilhet, 45
President & General Manager
Eastern Division
Paint Stores Group
Monty J. Griffin, 46
President & General Manager
Mid Western Division
Paint Stores Group
Thomas C. Hablitzel, 44
President & General Manager
Automotive Division
Global Group
George E. Heath, 41
President & General Manager
Chemical Coatings Division
Global Group
Drew A. McCandless, 46
President & General Manager
Paint & Coatings Division
Consumer Group
Steven J. Oberfeld, 54*
President
Paint Stores Group
Cheri M. Phyfer, 35
President & General Manager
South Western Division
Paint Stores Group
Harvey P. Sass, 49
President & General Manager
Diversified Brands Division
Consumer Group
Thomas W. Seitz, 58*
Senior Vice President -
Strategic Excellence Initiatives
Alexander Zalesky, 47
President & General Manager
International Division
Global Group

*	Executive Officer as defined by the Securities Exchange Act of 1934

2006 BOARD OF DIRECTERS
1	ROBERT W. MAHONEY, 70 Retired, former Chairman, Chief Executive Officer and President Diebold, Incorporated

2	RICHARD K. SMUCKER, 58* President and Co-Chief Executive Officer The J.M. Smucker Company

3	DANIEL E. EVANS, 70 Retired, former Chairman, Chief Executive Officer and Secretary Bob Evans Farms, Inc.

4	A. MALACHI MIXON, III, 66 Chairman and Chief Executive Officer Invacare Corporation

5	JAMES C. BOLAND, 67* Vice Chairman Cavaliers Operating Company, LLC

6	CHRISTOPHER M. CONNOR, 50 Chairman and Chief Executive Officer The Sherwin-Williams Company

7	DAVID F. HODNIK, 59* Retired, former President and Chief Executive Officer Ace Hardware Corporation

8	GARY E. MCCULLOUGH, 48* Senior Vice President, Abbott Laboratories President, Ross Products Division

9	SUSAN J. KROPF, 58 Retired, former President and Chief Operating Officer Avon Products, Inc.

10	ARTHUR F. ANTON, 49 President and Chief Executive Officer Swagelok Company

11	CURTIS E. MOLL, 67* Chairman and Chief Executive Officer MTD Holdings Inc.

*	Audit Committee Member