Form 10-K, Exhibit 13
period 2007-12-31
SHERWIN WILLIAMS CO
filed 2008-02-28
CIK 89800

EXHIBIT 13

The Sherwin-Williams Company

2007 Annual Report

COVER THE EARTH
SWP
SHERWIN WILLIAMS

FINANCIAL HIGHLIGHTS

(thousands of dollars except per share data)	2007		2006		2005

Net sales	$8,005,292		$7,809,759		$7,190,661

Net income	$615,578		$576,058		$463,258

Per common share:
Net Income — diluted	$4.70		$4.19		$3.28
Net income — basic	$4.84		$4.31		$3.39
Cash dividends	$1.26		$1.00		$.82
Book value	$14.54		$14.92		$12.81

Average common shares outstanding (thousands)	127,222		133,579		136,817
Return on sales	7.7%		7.4%		6.4%
Return on assets	12.7%		11.5%		10.6%
Return on beginning shareholders’ equity	30.9%		33.3%		28.1%
Total debt to capitalization	35.1%		30.5%		26.4%
Interest coverage (1)	13.7	x	13.4	x	14.2	x
Net operating cash	$874,545		$815,841		$716,702

NET SALES	NET INCOME	NET INCOME	NET OPERATING CASH
(millions of dollars)	(millions of dollars)	PER SHARE - DILUTED	(millions of dollars)

(1)	Ratio of income before income taxes, minority interest and interest expense to interest expense.

ON THE COVER: SKY BLUE – ONE OF THE MANY colors in nature we’re working hard to preserve. Sherwin-Williams’ commitment to help protect the environment reaches beyond making environmentally preferable paints.
It extends throughout our laboratories, manufacturing facilities and distribution systems. We’re pioneering the use of sustainable business practices to reduce the impact we have on nature. For example:
•	We offer high-performance environmentally preferable coatings for almost any application, including residential, commercial, industrial maintenance, marine, OEM and automotive.

•	We use sustainable raw materials, like soy and sunflower oil in our paints.

•	We’ve reduced the amount of solvent in many of our formulations, so the vapors emitted into the atmosphere have less impact on air quality.

•	We’ve adopted new manufacturing processes that significantly reduce waste streams and energy consumption in our plants.

•	We’ve streamlined our national distribution processes, helping to conserve fuel, energy and other natural resources.
TABLE OF CONTENTS

Letter to Shareholders	2

Paint Stores Group	6

Consumer Group	8

Global Group	10

Strength In Numbers	12

Stores/Branches/Subsidiaries	14

Financial Performance	15
The Sherwin-Williams Company is an equal opportunity employer that recruits, selects and hires on the basis of individual qualifications and prohibits unlawful discrimination based on race, color, religion, sex, national origin, protected veteran status, disability, age, sexual orientation or any other consideration made unlawful by federal, state or local laws.

LETTER TO SHAREHOLDERS
Christopher M. Connor,
(left) Chairman and Chief
Executive Officer, and
John G. Morikis,
President and Chief
Operating Officer
WE ARE PLEASED TO REPORT ON ANOTHER record year for The Sherwin-Williams Company. For the first time in our company’s long and illustrious 141-year history, we surpassed the $8 billion sales mark. This record sales performance was matched with record achievements in earnings per share, net income and net operating cash. On the strength of this performance, we increased our dividend for the 29th consecutive year.
     Consolidated net sales for the year grew 2.5% to $8.0 billion. Net income increased 6.9% to $615.6 million, and diluted net income per common share reached $4.70 per share, an increase of 12.2%.
     Cash from operations came in at $874.5 million, an increase of nearly $60 million over 2006, and better than 10 percent of sales for the second consecutive year. This strong cash flow performance was achieved through a combination of improved profitability and continued stringent working capital management.
     We prudently reinvested this cash in ways we believe will best enhance shareholder value. During the year we completed seven acquisitions to strengthen our store presence and expand our family of technologically superior coatings products. Notably, four of the acquired companies have headquarters outside of the United States.
     Additionally, during the year we invested $165.9 million in capital expenditures to increase our manufacturing capacity, expand our store network and enhance the productivity of our existing facilities.

     We also continued our long-standing practice of returning a portion of the cash we generate to our shareholders through treasury stock purchases and dividends. In management’s opinion, Wall Street’s reaction to the slowing domestic housing market resulted in our stock being significantly undervalued. The company took advantage of this opportunity and purchased a record 13.2 million shares of our common stock in the open market. Additionally, we continued our policy of paying out approximately 30% of the previous year’s diluted net income per share in the form of a cash dividend. This dividend in 2007 of $1.26 per share represented a 26% increase over the previous year and marked the 29th consecutive year we have increased our dividend.
     We are proud of our performance in 2007, particularly in light of the difficult market conditions facing the industry. The same operating disciplines that drove our strong sales and profit improvement in the more robust market environment earlier this decade also helped us to successfully manage the company through the soft patch we encountered this past year. Our long-range growth plans remain on course, and once again we made meaningful progress toward those plans over the past year.
PAINT STORES GROUP
     Net sales for our Paint Stores Group increased 2.3% to $4.96 billion in 2007. Segment profit increased 6.5% to $766.5 million, and segment profit margin for the year improved to 15.5% of sales from 14.9% in 2006.
     Our paint stores serve two major customer segments in the North American coatings market: architectural paint customers and industrial maintenance and marine coatings users. While the double-digit declines in new home construction and existing home sales depressed sales volumes in certain segments of the architectural paint market, demand in the commercial construction and maintenance markets and industrial maintenance coatings markets remained strong.
     During the year, Paint Stores Group completed the acquisitions of M.A. Bruder & Sons Incorporated, headquartered in the Philadelphia, PA area, and Columbia Paint & Coatings Co., headquartered in Spokane, WA. M.A. Bruder services the professional painting contractor, builder and do-it-yourself markets through 131 company-owned stores in the eastern and southeastern United States. Columbia is a leading manufacturer and distributor of paints and coatings with 41 company-owned stores in the western and pacific northwestern regions of the United States. Combined, these acquisitions increased net sales for the Group 1.9% for the year, but reduced segment operating profit by 2.2%.
     In 2007, we opened 107 net new paint stores. At year-end, the combination of acquisitions and organic store openings boosted our store count to 3,325 stores in the

SALES INCREASED TO	8.0
$8.0 BILLION FOR THE FIRST
TIME IN OUR HISTORY.
U.S. and Canada compared to 3,046 at the end of 2006.
     Paint Stores Group continued to introduce new products for the architectural and industrial maintenance and marine markets in 2007. The focus of our product development effort is on formulating coatings that require less labor to apply, look better and protect longer than the generation of products they replace.
     Increasingly, these new product introductions are focused on providing “green” solutions to our customers. Sherwin-Williams is proud of the significant line-up of products developed over the past several years that meet, and often exceed, our nation’s most stringent environmental regulations. Sales of our “green” products are growing rapidly as architects, designers, building owners and painting contractors are looking for opportunities to protect our planet. We are proud to put our name on these products, not only because they qualify as “green,” but also because they qualify as Sherwin-Williams coatings, providing the superior level of application and performance characteristics our customers have come to expect and demand from us.
CONSUMER GROUP
     External net sales for our Consumer Group decreased 3.9 percent to $1.31 billion for the year, primarily as a result of sluggish sales to Do-It-Yourself customers industry-

EARNINGS PER SHARE	12
INCREASED 12 PERCENT
TO $4.70 PER SHARE.
wide. Segment profit for the year increased $9.9 million, or 4.6%, to $224.2 million. Segment profit margin on external sales improved to 17.1% from 15.7% in 2006.
     Our Consumer Group fulfills a dual mission for the company – supplying branded and private label products to retailers throughout North America and supporting our Paint Stores Group with new product research and development, manufacturing, distribution and logistics. The division operates 27 manufacturing plants and 10 distribution centers in North America and maintains one of the largest, most advanced research and development facility of its kind in the world.
     This past year, two of our distribution centers and one manufacturing plant earned the Occupational Safety & Health Administration’s prestigious Voluntary Protec-

3325	3,325 COMPANY-
OPERATED PAINT STORES.
tion Program (VPP) certification. VPP status is granted to companies that implement comprehensive worksite safety and health management systems, including performance-based criteria, and assess results against these criteria. This brings the total number of VPP certified Sherwin-Williams facilities to 13, more than any other paint manufacturer in North America. Less than one-tenth of one percent of all work sites in America qualify as OSHA VPP sites.
     The broad assortment of name brand and private label products sold by Consumer Group give our company a major retail presence in the U.S. coatings market. Popular brand-name products like Dutch Boy®, Pratt & Lambert®, Krylon®, Minwax®, Thompson’s® WaterSeal®, Purdy® and more, all manufactured by Consumer Group, are stocked in two out of every three paint and coatings outlets nationwide. Of roughly 56,000 retail outlets in the U.S. that sell coatings or coatings related products, about 35,000 of these outlets offer one or more product lines manufactured by our Consumer Group.

875	GENERATED $874.5 MILLION IN NET
OPERATING CASH.
     In September, Consumer Group completed the acquisition of the VHT® brand of automotive specialty aerosol coatings. The VHT® brand occupies a unique niche with its “very high temperature” technology and products like Flame Proof and High Temperature Engine Enamel sold through specialty distributors and speed shops. The combination of our Dupli-Color® brand and VHT® brand will create a powerful portfolio of high-temperature coatings and unique specialty finishes for the automotive aftermarket segment.
GLOBAL GROUP
     Net external sales for our Global Group increased $138.0 million, or 8.7%, to $1.73 billion in 2007. Sales in local currency grew 5.3% for the year due primarily to volume growth from all operations worldwide, selling price increases and acquisitions. Global Group segment profit for the year increased $30.3 million, or 23.2%, to $160.7 million. Segment profit as a percent of external sales improved to 9.3% from 8.2% in 2006.
     Sherwin-Williams products are currently available in a growing number of countries worldwide. In addition to our well-established operations in countries like Brazil, Argentina, Chile, Mexico, England and Ireland, we are expanding our presence in many emerging, high-growth markets around the world. We added 50 net new paint stores, automotive finishes branches and OEM finishes facilities during the year, bringing our total to 519, expanding our powerful controlled distribution model both domestically as well as around the world.
     This past year, we also completed four strategically important acquisitions in our Global Group. In April 2007, we acquired Nitco Paints, a manufacturer and distributor of exterior architectural coatings in Mumbai, India. Nitco is the Company’s first foray into India, and we are excited about the growth opportunities this new market offers. During the year, we also acquired Pinturas Industriales, an industrial paint company headquartered in Montevideo, Uruguay, and NAPKO, an industrial maintenance coatings company in Monterrey, Mexico. At the end of the year, we acquired Flex Recubrimientos, Acabados Automotrices and related companies also located in Monterrey, Mexico. These privately owned companies are leading manufacturers and distributors of automotive after-market body fillers, putties, primers and other vehicle refinish products to the Mexican market.
     Our Global Group supplies automotive coatings to collision repair shops and vehicle refinishers in 64 countries worldwide. In September, we celebrated the opening of our 200th automotive branch in North America, and we finished the year with 208. We also launched AWX™, a waterborne product line that reduces VOC emissions by 96% compared to solvent borne basecoat technologies.
     Global Group also sells a broad range of solvent-based and waterborne liquid, powder and UV-curable coatings for Original Equipment Manufacturer (OEM) applications. Manufacturers of products ranging from furniture to electronics, cabinets to machinery, building products to military equipment apply our coatings to their products to enhance appearance, increase durability and improve performance. In 2007, we introduced over 30 new and improved products to the factory-applied finishes market and significantly increased our business outside of North America. Our most recent wave of research among OEM customers yielded an overall satisfaction rating above 95%.
LEAD PIGMENT LITIGATION
     Last year we reported on our ongoing lead pigment litigation and specifically on the February 2006 verdict in Rhode Island that found three defendant companies — Millennium Holdings, NL Industries and Sherwin-Williams — responsible for creating a public nuisance. This was the first and only time that proceedings of this nature found against former manufacturers of lead pigment. On March 16, 2007, the three defendants filed a Notice of Appeal to the Rhode Island Supreme Court. We expect this appeal to be heard during 2008.
     Significant rulings in similar public nuisance lawsuits in other jurisdictions during the past year underscore the aberrational nature of the Rhode Island verdict. In June, the Supreme Courts of Missouri and New Jersey upheld lower court dismissals of public nuisance lawsuits against former manufacturers of lead pigment. The Missouri Supreme Court ruled that the plaintiffs were required to identify the defendant that made or sold the product at properties abated by the City. The Supreme Court in New Jersey ruled that the appropriate target of the abatement and enforcement scheme must be the property owners whose conduct has, effectively, created the nuisance.
     These important rulings strengthen our resolve to defend the Company against these inappropriate lawsuits. The historical record is clear that the industry, and specifically Sherwin-Williams, have always acted responsibly and lawfully. Our arguments, and more importantly our actions, are solid and on the right side of the law, and we will continue to vigorously defend the Company against these misguided attacks.
OUTLOOK FOR 2008
     Our outlook for the business remains guardedly positive despite our expectation that the weakness in the domestic coatings market will continue through 2008. The demand for architectural coatings used in new residential construction will likely remain soft throughout the year. The residential repaint business is also likely to show some weakness due to the decline in existing home turnover. These markets will primarily affect our Paint Stores Group. Sales momentum in the Do-It-Yourself market is expected to remain slow, which will be a drag on the Consumer Group. Despite the weakness we anticipate in the residential markets, we believe many market segments we serve will show improvement in 2008.

29 CONSECUTIVE YEARS OF DIVIDEND GROWTH.	29
     We believe our continued focus on serving the painting contractor — the fastest growing segment of the market — and our new store opening program at home and abroad will enable us to continue to outperform the market. We are further encouraged by the positive trends we have seen in our global OEM finishes, industrial maintenance and automotive refinish businesses over the past year. All of these factors give us good reason to believe 2008 will be another year of progress for our company.
     Once again, Fortune magazine named The Sherwin-Williams Company to their list of the “100 Best Companies to Work For.” Our continued growth depends on our ability to attract and retain the best and brightest talent in our industry. Being named to this

13.2 MILLION SHARES REPURCHASED FOR TREASURY.	13.2
prestigious list carries significant weight with prospective employees and affirms that our current employees recognize the quality work environment we have all worked so hard to create.
     On behalf of the men and women of The Sherwin-Williams Company around the world, we offer our thanks and appreciation to our customers, suppliers and shareholders for their continued trust and confidence.
Christopher M.Connor
Chairman and Chief Executive Officer
John G. Morikis
President and Chief Operating Officer

SHERWIN-WILLIAMS PAINT STORES ARE THE exclusive outlets for Sherwin-Williams® brand paints, stains, painting tools and equipment. In 2007, the Group recorded sales of $4.95 billion – about 62 percent of total Company sales – and generated more than $766 million in segment profit.
     While the U.S. paint and coatings market contracted in 2007, our Paint Stores Group continued to expand. We opened 107 net new company stores and added 172 stores through the acquisition of M.A. Bruder & Sons, headquartered in Philadelphia, PA, and Columbia Paint & Coatings, based in Spokane, WA. By year’s end, our Paint Stores Group had 3,325 paint stores in operation, a gain of 279 over 2006.
     Professional painting contractors and experienced “Do-It-Yourself” homeowners depend on us for high-quality, technologically advanced paints and stains that apply with less effort, protect longer and look great. In 2007, we introduced Duration Home® Accent Bases, an extension of our premium interior paint line that offers customers deep, dark color options with the superior burnish resistance, washability and touch-up of Duration

Home® interior paint. Our new Builder’s Solution™ Matte Flat is a flatter version of our premium high-build primer/topcoat system designed to help hide drywall imperfections in new residential construction. We also introduced several new products for the commercial and industrial maintenance markets in 2007, including Loxon® Silane/Siloxane, a professional grade water repellent; SherCrete® Flexible Concrete Waterproofer, a decorative product for concrete; and FluoroKem™, an ultra-durable, graffiti-resistant urethane for high-profile exteriors.
     Sherwin-Williams is an industry leader in the sale of “green” coatings that comply with increasingly stringent air quality regulations. In 2007, our Paint Stores Group introduced ProGreen® 200 Flat, Semi-gloss and Primer – a full line of low-Volatile Organic Compound (VOC), commercial grade products that meets GreenSeal (GS-11) specifications. ProGreen® 200 paint is the latest addition to our well-established line of environmentally preferable products, including Duration Home® low-VOC and Harmony® zero-VOC interior latex paints. Harmony® Interior Latex was recently featured on NBC’s “Today” show as one of their environmentally friendly product picks. CNBC also recognized Sherwin-Williams as a “green” products leader in the coatings industry.
     We strengthened our color offering in 2007 with the introduction of Concepts in Color™, a palette of almost 300 new shades. Organized by color family, this new color selection tool provides larger paint samples and an array of finished room scenes to help simplify the color selection process. We debuted the Concepts in Color™ palette in February with our ground-breaking sponsorship of Cynthia Rowley Fashion Week. This one-of-a-kind event blurred the line between clothing fashion and home fashion, as models strode the brightly colored runway underneath lighting inspired by the Concepts in Color™ palette. Concepts in Color™ was featured throughout the year in television advertising on targeted home-related networks such as HGTV, DIY, TLC and the Food Network.
     Our Industrial and Marine coatings business achieved solid growth in 2007. The sustained high cost of crude oil and petroleum derivatives increased demand for our rapid return to service coatings technology that minimizes downtime in the maintenance of petrochemical storage and refinery facilities. Our unique combination of full-line, highly differentiated products, coast-to-coast controlled distribution and unparalleled field expertise helped drive significant growth in our national accounts and strategic accounts business. Sales to our top 50 industrial and marine coatings customers grew nearly 10 percent in 2007. Sales to our top 10 accounts more than doubled.
PAINT STORES GROUP
PRODUCTS SOLD: Paints, stains, coatings, caulks, applicators, wallcoverings, floorcoverings, spray equipment and related products
MARKETS SERVED: Do-It-Yourselfers, professional painting contractors, home builders, property managers, architects, interior designers, industrial, marine, flooring and original equipment (OEM) product finishes
MAJOR BRANDS SOLD: Sherwin-Williams ®, ProMar®, SuperPaint®, A-100®, Duron®, PrepRite®, Duration®, Master Hide®, ProClassic®, Classic 99®, MAB™, Columbia™ and ExpressTech®
OUTLETS: 3,325 Sherwin-Williams stores in the United States, Canada, Puerto Rico, Jamaica and the Virgin Islands

CONSUMER GROUP CONTRIBUTES TO THE SUCCESS of Sherwin-Williams in two important ways: by selling one of the industry’s strongest portfolios of branded and private label products through retailers across North America; and by running one of the industry’s most efficient, high quality manufacturing and distribution operations.
     In 2007, segment profit for the Consumer Group increased $9.9 million to $224.2 million, despite a 3.9% decrease in sales to $1.31 billion. Segment profit as a percent of external sales increased to 17.1% from 15.7% in 2006, due in part to our disciplined expense control and continued improvement in manufacturing direct conversion costs.
     Consumer Group supports our Paint Stores Group with new product research and development, manufacturing, distribution and logistics.
In addition, we supply well-known national brand and private label products to a majority of retail paint and coatings outlets in the U.S. The Group operates 27 manufacturing plants and 10 large-scale distribution centers in North America, and manages one of the largest, most advanced research and development facilities of its kind in the world. Two of our distribution centers and one manufacturing plant earned OSHA VPP worksite safety certification in 2007, bringing the total number of VPP certified

Sherwin-Williams facilities to 13 – more than any other paint manufacturer in North America.
     Brands play an important role in many segments of the paint and coatings market, and ours are among the most recognized and respected in the industry. Brands like Purdy® paint brushes and rollers, Dutch Boy® and Pratt & Lambert® paints, Minwax® stains and varnishes, Krylon® aerosol paints, Thompson’s® WaterSeal® wood sealers and Dupli-Color® automotive specialty products lead their respective categories in consumer awareness, perceived value and, in many cases, market share.
     Dutch Boy®, a brand with 96% consumer awareness in the U.S., celebrated its 100th anniversary in 2007. As part of our centennial celebration, we unveiled new signature blue packaging across the entire Dutch Boy® interior product line. We also introduced poster-sized color samples in 105 Dutch Boy® Dimensions® designer colors to make in-home color sampling easier and less messy. For the fifth year in a row, Dutch Boy® paint was recognized as an outstanding value by a leading consumer magazine, and was one of only two brands to receive such a rating across all three sheens tested.
     Our new Pratt & Lambert® RedSeal® Porcelain™ paint line truly lives up to the Pratt & Lambert® brand slogan Never Compromise®. RedSeal® Porcelain™ is a low-VOC, low-odor paint that incorporates an exclusive stain-resistant technology. The product is infused with ceramic molecules bonded together by a tough acrylic resin. The two combine to form a barrier that most stains simply cannot penetrate.
     No product category in our industry exhibits higher brand loyalty than wood care, and no brand in that category commands higher customer loyalty than Minwax®. In 2007, we introduced Minwax® Water-Based Wipe-On Poly, a durable clear finish combining water-based polyurethane protection with classic hand-rubbed beauty. We continued to build the Minwax® brand through targeted print advertising, our support of “The New Yankee Workshop” television program, publication of our Wood Beautiful® magazine and the endorsement of our spokesperson, home improvement and wood refinishing expert Bruce Johnson.
     Thompson’s® WaterSeal®, the leading brand of exterior waterproofing products, introduced Thompson’s® WaterSeal® Oxy Foaming Action Exterior Multi-Surface Cleaner, an effective concentrate that is biodegradable and gentler than bleach-based formulas. Through our VIP Partnerships with Niagara Falls State Park, Glacier National Park and Yellowstone National Park, Thompson’s® WaterSeal® brand products are used to protect wood decks and other park sturctures from the elements.
     In an independent survey, professional painting contractors named Purdy® brand paint brushes the best overall brushes by a remarkable 3-to-1 margin over the next closest competitor. We unveiled two new Purdy® brand applicator lines in 2007, our Chinex® bristle paint brush line and Colossus™ roller cover line. Chinex® synthetic bristles are extra stiff for optimum performance with today’s heavy-bodied paints. Colossus™ roller covers use special high-capacity fabric that holds more paint and lasts one-third longer than traditional lambskin roller covers.
CONSUMER GROUP
PRODUCTS SOLD: Branded, private label and licensed brand paints, stains, varnishes, industrial products, wood finishing products, wood preservatives, applicators, corrosion inhibitors, aerosols and related products
MARKETS SERVED: Do-It-Yourselfers, professional painting contractors, industrial maintenance and flooring contractors
MAJOR BRANDS SOLD: Dutch Boy®, Krylon®, Minwax®, Cuprinol®, Thompson’s® WaterSeal® , Pratt & Lambert®, Martin Senour®, H&C®, White Lightning®, Dupli-Color®, Rubberset®, Purdy®, Dobco™, Bestt Liebco®, Accurate Dispersions™, Uniflex®, VHT®, Kool Seal® and Snow Roof®
OUTLETS: Leading mass merchandisers, home centers, independent paint dealers, hardware stores, automotive retailers and industrial distributors in the United States, Canada and Mexico

GLOBAL GROUP CONTINUED TO STRENGTHEN Sherwin-Williams’ position in Latin America, the United Kingdom and China and established new operations in some emerging high-growth markets in other parts of the world.
     Net external sales for the Global Group grew 8.7% and segment profit increased 23.2% in 2007. We completed four strategically important acquisitions during the year and had 519 paint stores, automotive finishes branches and OEM finishes facilities in operation at year end.
     In April, we acquired Nitco Paints headquartered in Mumbai, India. Nitco is a leading manufacturer and distributor of specialty exterior paints and coatings formulated for India’s unique climate and distributed through an independent network of about 3,000 dealers. This is our first foray into the Indian market, and we are excited about the growth opportunities it offers.
     During the year, we also acquired Pinturas Industriales, an industrial paint company headquartered in Montevideo, Uruguay; NAPKO, an industrial maintenance coatings company in Monterrey, Mexico; and Flex Recubrimientos, Acabados Automotrices and related companies, leading manufacturers and distributors of auto-

motive after-market body fillers, putties, primers and other vehicle refinish products headquartered in Monterrey, Mexico.
     Sherwin-Williams’ reputation as an employer of choice is spreading outside of North America. In 2007, we ranked eighth among the top 50 “Great Places to Work in Argentina” by the Great Places to Work Institute. The ranking is based 75% on surveys of employees.
     Our company-operated paint store model continues to work well in many international markets. In 2007, Global Group accelerated its pace of organic paint store openings, adding 29 net new stores in Latin America. The product assortment, merchandising, inventory and staffing of these stores were tailored to the needs of each specific market.
     Global Group also celebrated the opening of our 200th automotive finishes branch in North America in 2007. We opened a total of 20 new automotive finishes branches during the year and remodeled 50 of our existing facilities.
     Automotive collision repair centers and vehicle refinishers in the U.S. and Canada have begun converting to waterborne coatings technology in response to increasingly stringent air quality regulations. In 2007, we introduced AWX™ to the North American market. AWX™ is a waterborne product line that applies like a solvent based finish, but reduces VOC emissions by 96% compared to solvent based products. We also introduced a new clearcoat technology called Extreme Speed Process™, or ESP™. This new technology efficiently manages solvent inside a refinish system, reducing drying times up to 50% and dramatically improving customer productivity.
     Sherwin-Williams® automotive finishes are on some of the world’s fastest, most advanced cars. In 2007, we forged a new relationship with Andretti/Green Racing, supported 33 of the 42 NASCAR Cup teams and continued our sponsorship of the Champ Car World Series.
     Our Global Group also provides waterborne and solvent-based liquid, powder, and UV-curable coatings for the manufacturer, or OEM, market. We serve a diverse customer base through 97 plants, branches and laboratories in the United States, Canada, Mexico and China, including a new branch in Sioux Falls, SD. In 2007, the Jiading (Shanghai), China plant received ISO 14001 Certification and recorded its fourth straight year of perfect safety performance. We expanded our Greensboro, NC plant in 2007 to keep pace with the growing demand for our wood coatings.
     In 2007, we introduced more than 30 new and improved products to the OEM market, including Kem Aqua® Colorline® EP and Kem Aqua® Noise Reduction Topcoat for electronics applications; Polane® Solar Reflective Polyurethane Enamel for vinyl building products; Sher-Nar® Extrusion Coatings to meet AAMA 2605 specifications; Sher-Wood® Ultra-Cure® Pigmented Waterborne UV and Sher-Wood® Kemvar® Glazes for furniture and cabinetry; and Polane® 2K Acrylic Waterborne Enamel for general metal and plastic applications.
GLOBAL GROUP
PRODUCTS SOLD: Architectural paints, stains, coatings, varnishes, industrial maintenance products, wood finishing products, applicators, aerosols, high performance interior and exterior coatings for the automotive, aviation, fleet and heavy truck markets, OEM product finishes and related products
MARKETS SERVED: Do-It-Yourselfers, professional painting contractors, independent paint dealers, industrial maintenance, automotive jobbers, automotive wholesale distributors, collision repair facilities, automotive dealerships, fleet owners and refinishers, automotive production shops, body builders, aviation and OEM product finishers
MAJOR BRANDS SOLD: Sherwin-Williams®, Dutch Boy®, Krylon®, Kem Tone®, Minwax®, Thompson’s® WaterSeal®, Pratt & Lambert®, Martin Senour®, Ronseal™, Tri-Flow®, Marson™, Metalatex®, Novacor®, Loxon®, Colorgin™, Andina™, Laz-zuril®, Excelo®, Napko™, Baco®, Planet Color™, AWX™, Ultra™, Ultra-Cure®, Kem Aqua®, Sher-Wood®, Powdura®, Polane® and Sumare™
OUTLETS: 519 company-operated architectural, automotive, industrial and chemical coatings branches and other operations in the United States, Argentina, Brazil, Canada, Chile, China, France, India, Ireland, Italy, Mexico, Peru, United Kingdom and Uruguay. Distribution in 16 other countries through wholly owned subsidiaries, joint ventures and licensees of technology, trademarks and trade names

NET OPERATING CASH
(in thousands of dollars)
NET OPERATING CASH – In 2007, we increased net operating cash by $58.7 million to more than 10.9% of sales. This cash helped the Company continue to invest in new stores, invest in productivity enhancements, strengthen its financial condition, continue to invest in world-wide growth and still return cash to our shareholders in the form of cash dividends.
DIVIDENDS PAID
(dollars per common share)
DIVIDENDS PAID – For the 29th year in a row, we increased cash dividends on common stock paid to our shareholders. In 2007, we increased our cash dividend by 26 cents to $1.26 per share – a 26.0% increase in the amount of net operating cash returned to our shareholders on a per share basis. The Company’s common stock dividend policy is to pay an annual per common share cash dividend that is approximately 30% of the prior year’s diluted net income per common share.
STOCK PURCHASE
(shares in thousands)
STOCK PURCHASE – We believe that Sherwin-Williams’ stock is a good investment and again supported that belief by purchasing 13.2 million shares on the open market in 2007. This stock purchase strategy benefits shareholders by returning their investment at market value and maximizes the ownership value of the remaining outstanding shares.

STRENGTH IN NUMBERS
The above graph compares the cumulative five year total shareholder return on Sherwin-Williams common stock with the cumulative five year total return of the companies listed on the Standard & Poor’s 500 Stock Index and a peer group of companies selected on a line-of-business basis. The cumulative five year total return assumes $100 was invested on December 31, 2002 in Sherwin-Williams common stock, the S&P 500 and the peer group. The cumulative five year total return, including reinvestment of dividends, represents the cumulative value through December 31, 2007. The “Peer Group” of companies is comprised of the following: Akzo Nobel N.V., Armstrong Holdings, Inc., BASF Corporation, Ferro Corporation, H.B. Fuller Company, Genuine Parts Company, The Home Depot, Inc., Imperial Chemicals Industries PLC, Lowe’s Companies, Inc., Masco Corporation, Newell Rubbermaid Inc., PPG Industries, Inc., RPM International Inc., The Stanley Works, USG Corporation and The Valspar Corporation.
RETURN ON EQUITY
(percent)
RETURN ON EQUITY – Return on equity is based on net income divided by shareholders’ equity at the start of the year. As a measure of our profitability achieved for each dollar invested by our shareholders, increasing the return on equity is indicative of the Company’s ability to maximize shareholder value.
TOTAL DEBT TO CAPITALIZATION
(percent)
TOTAL DEBT TO CAPITALIZATION – In 2007, the Company borrowed on a short-term basis to continue investing in the business and to leverage its financial strength to grow the Company and to expand into different products or markets.
WORKING CAPITAL TO SALES
(percent)
WORKING CAPITAL TO SALES – Working capital, defined as year-end accounts receivable plus inventories minus accounts payable, was negatively impacted in 2007 by acquisitions and foreign currency exchange rates. The negative impact increased working capital by 1.1% of sales (12.7% versus 11.6%). Management believes that the Company’s optimal working capital level is approximately 11% of sales.

STORES/BRANCHES/ SUBSIDIARIES

FOREIGN SUBSIDIARIES

Coatings S.R.L.
Compañia Sherwin-Williams, S.A. de C.V.
Pinturas Industriales S.A.
Productos Quimicos y Pinturas, S.A. de C.V.
Quetzal Pinturas, S.A. de C.V.
Ronseal (Ireland) Limited
Ronseal Limited
Sherwin-Williams Argentina I.y C.S.A.
Sherwin-Williams Automotive Europe S.p.A.
Sherwin-Williams Automotive France S.r.l.
Sherwin-Williams Automotive México S. de R.L. de C.V.
Sherwin-Williams Canada Inc.
Sherwin-Williams (Caribbean) N.V.
Sherwin-Williams Cayman Islands Limited
Sherwin-Williams Chile S.A.
Sherwin-Williams do Brasil Industria e Comércio Ltda.
Sherwin-Williams Japan Co., Ltd.
Sherwin-Williams Paints Limited Liability Company
Sherwin-Williams Paints (Dongguan) Company Limited
Sherwin-Williams Paints India Private Limited
Sherwin-Williams Pinturas de Venezuela S.A.
Sherwin-Williams (Shanghai) Paints Company Limited
Sherwin-Williams Uruguay S.A.
Sherwin-Williams (West Indies) Limited
SWAM Monterrey, S. de R.L. de C.V.
The Sherwin-Williams Company Resources Limited

DOMESTIC SUBSIDIARIES

Contract Transportation Systems Co.
Life Shield Engineered Systems, LLC
Omega Specialty Products & Services LLC
Sherwin-Williams Automotive Finishes Corp.
Sherwin-Williams Realty Holdings, Inc.
SWIMC, Inc.
The Sherwin-Williams Acceptance Corporation

Alaska
Hawaii
D.C.
Puerto Rico
Jamaica
PAINT STORES GROUP STORES
GLOBAL GROUP BRANCHES
EASTERN DIVISION – PAINT STORES GROUP
SOUTHEASTERN DIVISION – PAINT STORES GROUP
MID WESTERN DIVISION – PAINT STORES GROUP
SOUTH WESTERN DIVISION – PAINT STORES GROUP

Today, the Paint Stores Group has 3,325 company-operated specialty paint stores in the United States, Canada and the Caribbean. More than 90% of the U.S. population lives within a 50-mile radius of a Sherwin-Williams paint store.

The Global Group continued to expand its network of company-operated distribution, adding 50 net new branches in 2007. Today, the Global Group has 519 company-operated architectural, automotive, industrial and chemical coatings branches in North and South America.

FINANCIAL
PERFORMANCE
FINANCIAL TABLE OF CONTENTS

Cautionary Statement Regarding Forward-Looking Information	16

Financial Summary	17

Management’s Discussion and Analysis of Financial Condition and Results of Operations	18

Reports of Management and the Independent Registered Public Accounting Firm	39

Consolidated Financial Statements and Notes	43

Shareholder Information	79

Corporate Officers and Operating Management	80

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
     These risks, uncertainties and other factors include such things as: (a) general business conditions, strengths of retail and manufacturing economies and the growth in the coatings industry; (b) competitive factors, including pricing pressures and product innovation and quality; (c) changes in raw material and energy supplies and pricing; (d) changes in the Company’s relationships with customers and suppliers; (e) the Company’s ability to attain cost savings from productivity initiatives; (f) the Company’s ability to successfully integrate past and future acquisitions into its existing operations, as well as the performance of the businesses acquired; (g) risks and uncertainties associated with the Company’s ownership of Life Shield Engineered Systems, LLC; (h) changes in general domestic economic conditions such as inflation rates, interest rates, tax rates, unemployment rates, higher labor and healthcare costs, recessions, and changing government policies, laws and regulations; (i) risks and uncertainties associated with the Company’s expansion into and its operations in China, India, South America and other foreign markets, including general economic conditions, inflation rates, recessions, foreign currency exchange rates, foreign investment and repatriation restrictions, legal and regulatory constraints, civil unrest and other external economic and political factors; (j) the achievement of growth in developing markets, such as China, India, Mexico and South America; (k) increasingly stringent domestic and foreign governmental regulations including those affecting the environment; (l) inherent uncertainties involved in assessing the Company’s potential liability for environmental-related activities; (m) other changes in governmental policies, laws and regulations, including changes in accounting policies and standards and taxation requirements (such as new tax laws and new or revised tax law interpretations); (n) the nature, cost, quantity and outcome of pending and future litigation and other claims, including the lead pigment and lead-based paint litigation and the effect of any legislation and administrative regulations relating thereto; and (o) unusual weather conditions.
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

FINANCIAL SUMMARY
(millions of dollars except as noted and per share data)

	2007	2006	2005	2004	2003
Operations
Net sales	$8,005	$7,810	$7,191	$6,114	$5,408
Cost of goods sold	4,407	4,395	4,110	3,412	2,952
Selling, general and administrative expenses	2,597	2,513	2,326	2,069	1,882
Goodwill impairment	15		22
Interest expense	72	67	50	40	39
Income before income taxes and minority interest	913	834	656	580	523
Net income	616	576	463	393	332
Financial Position
Accounts receivable, less allowance	$871	$865	$809	$724	$544
Inventories	887	825	809	773	638
Working capital — net	(72)	375	340	262	561
Property, plant and equipment — net	899	829	745	720	650
Total assets	4,855	4,995	4,369	4,274	3,683
Long-term debt	293	292	487	488	503
Total debt	965	875	621	738	514
Shareholders’ equity	1,786	1,992	1,731	1,647	1,459
Per Common Share Information
Average shares outstanding (thousands)	127,222	133,579	136,817	140,802	144,847
Book value	$14.54	$14.92	$12.81	$11.70	$10.17
Net income — diluted	4.70	4.19	3.28	2.72	2.26
Net income — basic	4.84	4.31	3.39	2.79	2.29
Cash dividends	1.26	1.00	.82	.68	.62
Financial Ratios
Return on sales	7.7%	7.4%	6.4%	6.4%	6.1%
Asset turnover	1.6 ×	1.6 ×	1.6 ×	1.4 ×	1.5 ×
Return on assets	12.7%	11.5%	10.6%	9.2%	9.0%
Return on equity (1)	30.9%	33.3%	28.1%	27.0%	24.7%
Dividend payout ratio (2)	30.1%	30.5%	30.1%	30.1%	30.4%
Total debt to capitalization	35.1%	30.5%	26.4%	30.9%	26.0%
Current ratio	1.0	1.2	1.2	1.2	1.5
Interest coverage (3)	13.7 ×	13.4 ×	14.2 ×	15.5 ×	14.5 ×
Net working capital to sales	(0.9)%	4.8%	4.7%	4.3%	10.4%
Effective income tax rate (4)	32.6%	31.0%	29.2%	32.0%	36.5%
General
Capital expenditures	$166	$210	$143	$107	$117
Total technical expenditures (5)	102	101	95	91	88
Advertising expenditures	256	281	257	240	239
Repairs and maintenance	73	69	62	55	52
Depreciation	139	123	120	109	105
Amortization of intangible assets	24	23	23	17	12
Shareholders of record (total count)	9,803	10,173	10,625	11,056	11,472
Number of employees (total count)	31,572	30,767	29,434	28,690	25,777
Sales per employee (thousands of dollars)	$254	$254	$244	$213	$210
Sales per dollar of assets	1.65	1.56	1.65	1.43	1.47

(1)	Based on shareholders’ equity at beginning of year.

(2)	Based on cash dividends per common share and prior year’s diluted net income per common share.

(3)	Ratio of income before income taxes, minority interest and interest expense to interest expense.

(4)	Based on income before income taxes and minority interest.

(5)	See Note 1, page 50 of this report, for a description of technical expenditures.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SUMMARY
     The Sherwin-Williams Company, founded in 1866, and its consolidated subsidiaries (collectively, the “Company”) are engaged in the development, manufacture, distribution and sale of paint, coatings and related products to professional, industrial, commercial and retail customers primarily in North and South America with additional operations in the United Kingdom, Europe, India and China. The Company is structured into three reportable operating segments – Paint Stores Group, Consumer Group and Global Group (collectively, the “Reportable Operating Segments”) – and an Administrative Segment in the same way it is internally organized for assessing performance and making decisions regarding allocation of resources. Effective January 1, 2006, management changed the way it internally organized its business and historical business segment information has been updated to reflect this change. See pages 6 through 11 and page 14 of this report and Note 18, on pages 76 through 78 of this report, for more information concerning the Reportable Operating Segments.
     The Company’s financial condition and liquidity remained strong in 2007 and Net operating cash continued to improve. Net working capital declined $447.3 million at December 31, 2007 compared to 2006 due primarily to the use of Cash and cash equivalents and Short-term investments for continued investment in the business through acquisitions, capital expenditures and the purchase of treasury stock. A decrease in Total current assets of $380.7 million was due primarily to a reduction in Cash and cash equivalents and Short-term investments of $463.0 million partially offset by increases in Accounts receivable and Inventories due primarily to acquisitions and currency impacts. An increase in Total current liabilities of $66.6 million was due primarily to an increase in Short-term borrowings of $287.3 million that was only partially offset by decreases of $38.6 million in Accounts payable and $197.9 million in Current portion of long-term debt. The decrease in Total current assets and the increase in Total current liabilities caused the Company’s current ratio to decrease to .97 at December 31, 2007 from 1.18 at December 31, 2006. Total debt at December 31, 2007 increased to $965.4 million from $874.5 at December 31, 2006 and increased as a percentage of total capitalization to 35.1 percent from 30.5 percent at the end of 2006. The Company obtained additional financial liquidity during 2007 by entering into additional credit agreements aggregating $500.0 million. At December 31, 2007 the Company had remaining borrowing ability of $1.86 billion. Net operating cash increased to $874.5 million in 2007 versus $815.8 million in 2006 due primarily to higher net income before non-cash charges. The combined availability of Cash and cash equivalents, Short-term investments and Net operating cash provided the funds necessary to support the Company’s continued growth and improved total shareholder value. In 2007, the Company invested $282.4 million in acquisitions, $165.9 million in capital additions and improvements, $863.1 million in the purchase of treasury stock and returned $162.3 million to its shareholders in the form of cash dividends.
     Results of operations for the Company were strong and improved in many areas in 2007 during a period of instability and rapid changes in the housing markets and economy in the United States. Consolidated net sales increased 2.5 percent in 2007 to $8.01 billion from $7.81 billion in 2006 due to strong sales by the Global Group and acquisitions. Net sales in the Paint Stores Group increased 2.3 percent in the year due primarily to acquisitions, increased paint sales to commercial contractors and improved industrial maintenance product sales. Net sales in the Consumer Group decreased 3.9 percent due primarily to sluggish Do-It-Yourself (DIY) demand at most of the Group’s retail customers. Net sales in the Global Group increased 8.7 percent when stated in U.S. dollars due primarily to selling price increases, volume gains, currency impact and acquisitions. Gross profit as a percent of consolidated net sales increased to 44.9 percent in 2007 from 43.7 percent in 2006 due primarily to higher selling prices, stabilizing raw material costs and improved operating efficiencies from incremental manufacturing volume in the Global Group. Selling, general and administrative expenses increased slightly as a percent of consolidated net sales to 32.4 percent in 2007 as compared to 32.2 percent in 2006, in spite of good expense control across all Reportable Operating Segments, due primarily to the softness in sales growth. Other general expense – net decreased $5.9 million as a result of increased gains on the disposition of assets partially offset by increased provisions for environmental related matters. A goodwill impairment charge of $15.2 million occurred in 2007 due to the anticipated shortfall in cash flow expectations of certain domestic and foreign reporting units. The aggregate net expense of Interest expense and Interest and net investment income increased $15.0 million in 2007 due to increased total borrowings and reductions in on-hand Cash and cash equivalents and Short-term investments during the year. The effective income tax rate for 2007 was 32.6 percent compared to 31.0 percent in 2006. Diluted net income per

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
common share, including the goodwill impairment charge of approximately $.08 per share, increased 12.2 percent to $4.70 per share for 2007 from $4.19 per share a year ago. Diluted net income per common share was negatively impacted in 2007 by approximately $.05 per share due to the unfavorable effect of acquisitions partially offset by the favorable effects of currency translation rate changes during the year.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
     The preparation and fair presentation of the consolidated financial statements, accompanying notes and related financial information included in this report are the responsibility of management. The consolidated financial statements, accompanying notes and related financial information included in this report have been prepared in accordance with U.S. generally accepted accounting principles and contain certain amounts that were based upon management’s best estimates, judgments and assumptions that were believed to be reasonable under the circumstances. Management used assumptions based on historical results and other assumptions to form the basis for determining appropriate carrying values of assets and liabilities that were not readily available from other sources. Actual results could differ from those estimates. Also, materially different amounts may result under materially different conditions or from using materially different assumptions. However, management believes that any materially different amounts resulting from materially different conditions or material changes in facts or circumstances are unlikely.
     All of the significant accounting policies that were followed in the preparation of the consolidated financial statements are disclosed in Note 1, on pages 47 through 51 of this report. The following procedures and assumptions utilized by management directly impacted many of the reported amounts in the consolidated financial statements.
Non-Traded Investments
     The Company invested in the U. S. affordable housing and historic renovation real estate markets. These investments have been identified as variable interest entities. However, the Company is not the primary beneficiary and did not consolidate the operations of the investments. The carrying amounts of these non-traded investments, which approximate market value, were determined based on cost less related income tax credits determined by the effective yield method. The Company’s risk of loss from the partnership interests is limited to the amount of its investment. The Company has no ongoing capital commitments, loan requirements or guarantees with the general partners that would require any future cash contributions other than the contractually committed capital contributions that are disclosed in the contractual obligations table on page 27 of this report. See Note 1, on page 47 of this report, for more information on non-traded investments.
Accounts Receivable
     Accounts receivable were recorded at the time of credit sales net of provisions for sales returns and allowances. Provisions for allowances for doubtful collection of accounts, included in Selling, general and administrative expenses, were based on management’s assessment of accounts receivable. Judgment was required to make this assessment including an analysis of historical bad debts, a review of the aging of Accounts receivable and a review of the current creditworthiness of customers. Management recorded allowances for receivables which were believed to be uncollectible, including amounts for the resolution of potential credit and other collection issues such as disputed invoices, customer satisfaction claims and pricing discrepancies. However, depending on how such potential issues are resolved, or if the financial condition of any of the Company’s customers were to deteriorate and their ability to make required payments became impaired, increases in these allowances may be required. As of December 31, 2007, no individual customer constituted more than 5 percent of Accounts receivable.
Inventories
     Inventories were stated at the lower of cost or market with cost determined principally on the last-in, first-out method. Inventory quantities were adjusted during the fourth quarter of 2007 as a result of annual physical inventory counts taken at all locations. Management recorded the best estimate of net realizable value for obsolete and discontinued inventories based on historical experience and current trends through reductions to inventory cost by recording a provision included in Cost of goods sold. Where management determined that future demand was lower than current inventory levels, a reduction in inventory cost to estimated net realizable value was made.
Purchase Accounting
     In accordance with Statement of Financial Accounting Standards (FAS) No. 141, “Business Combinations,” the

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
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
Goodwill and Intangible Assets
     The business and technical judgment of management was used in determining which intangible assets have indefinite lives and in determining the useful lives of finite-lived intangible assets in accordance with FAS No. 142, “Goodwill and Other Intangible Assets.” As required by FAS No. 142, management performed annual impairment testing of goodwill and indefinite-lived intangible assets during the fourth quarters of 2007, 2006 and 2005. Management estimated the fair values of goodwill and indefinite-lived intangible assets using a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each reporting unit. Growth models were developed using both industry and company historical results and forecasts. Such models required management to make certain assumptions based upon information available at the time the valuation was performed, which could differ from actual results. Management believes the assumptions used are reflective of what a market participant would have used in calculating fair value. See Notes 2 and 3, pages 51 through 55 of this report, for a discussion of the reductions in carrying value of goodwill and indefinite-lived intangible assets recorded in accordance with FAS No. 142.
Property, Plant and Equipment and Impairment of Long-Lived Assets
     Property, plant and equipment was stated on the basis of cost and depreciated principally on a straight-line basis using industry standards and historical experience to estimate useful lives. In accordance with FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” if events or changes in circumstances indicated that the carrying value of long-lived assets may not be recoverable or the useful life had changed, impairment tests were performed or the useful life was adjusted. Undiscounted future cash flows were used to calculate the recoverable value of long-lived assets to determine if such assets were impaired. Where impairment was identified, management determined fair values for assets using a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each group of assets. Growth models were developed using both industry and company historical results and forecasts. If the usefulness of an asset was determined to be impaired, management estimated a new useful life based on the period of time for projected uses of the asset. Such models and changes in useful life required management to make certain assumptions based upon information available at the time the valuation or determination was performed, which could differ from actual results. Management believes the assumptions used are reflective of what a market participant would have used in calculating fair value or useful life. See Note 3, pages 53 through 55 of this report, for a discussion of the reductions in carrying value or useful life of long-lived assets in accordance with FAS No. 144.
Exit or Disposal Activities
     Management is continually re-evaluating the Company’s operating facilities against its long-term strategic goals. Liabilities associated with exit or disposal activities are recognized as incurred in accordance with FAS No. 146, “Accounting for Costs from Exit or Disposal Activities.” Provisions for qualified exit costs include amounts estimated by management and primarily represent post-closure rent expenses, incremental post-closure costs and costs of employee terminations. Adjustments may be made to accrued qualified exit costs if information becomes available upon which more accurate amounts can be reasonably estimated. Long-lived assets are tested for impairment in accordance with FAS No. 144 and, if impairment exists, the remaining useful life or the carrying value of the long-lived assets is reduced to a useful life or fair value estimated by management. Additional impairment may be recorded for subsequent revisions in estimated useful life or fair value. See Notes 3 and 5, pages 53 through 57 of this report, for information concerning impairment of long-lived assets and accrued qualified exit costs, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Other Liabilities
     The Company is self-insured for certain liabilities, primarily worker’s compensation claims, employee medical and disability benefits, and automobile, property and general liability claims. Estimated amounts for self-insured liabilities are accrued for claims filed but unsettled and estimated claims incurred but not reported based upon management’s estimated aggregate liability for claims incurred using historical experience, actuarial assumptions followed in the insurance industry and third-party actuarially-developed models for estimating certain liabilities. Certain estimated general liability claims filed but unsettled and estimated claims incurred but not reported were accrued based on third-party actuarial calculations of potential liability using industry experience and actuarial assumptions developed for similar types of claims.
Defined Benefit Pension and Postretirement Benefit Plans
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
     Effective December 31, 2006, the Company adopted FAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” that requires recognition of a plan’s funded status as an asset for fully funded plans and as a liability for unfunded or underfunded plans. In addition, actuarial gains and losses and prior service costs that were unrecognized prior to the adoption of FAS No. 158 must now be recorded in Cumulative other comprehensive loss, a component of Shareholders’ equity. The amounts recorded in Cumulative other comprehensive loss as a result of the initial application of FAS No. 158 will continue to be modified as actuarial assumptions and service costs change and all such amounts will be amortized to expense over a period of years through the net pension (credit) cost and net periodic benefit cost. See Note 6, on pages 57 through 62 of this report, for information concerning the Company’s defined benefit pension plans and other postretirement benefit plans.
Environmental Matters
     The Company is involved with environmental investigation and remediation activities at some of its currently and formerly owned sites and at a number of third-party sites. The Company accrues for environmental-related activities for which commitments or clean-up plans have been developed and for which costs can be reasonably estimated based on industry standards and historical experience. All accrued amounts were recorded on an undiscounted basis. Environmental-related expenses included direct costs of investigation and remediation and indirect costs such as compensation and benefits for employees directly involved in the investigation and remediation activities and fees paid to outside engineering, actuarial, consulting and law firms. See Note 8, on pages 63 and 64 of this report, for information concerning the accrual for extended environmental-related activities. Due to uncertainties surrounding environmental investigations and remediation activities, the Company’s ultimate liability may result in costs that are significantly higher than currently accrued. See pages 26 and 27 of this report for a discussion concerning unaccrued future loss contingencies.
Litigation and Other Contingent Liabilities
     In the course of its business, the Company is subject to a variety of claims and lawsuits, including litigation relating to product liability and warranty, personal injury, environmental, intellectual property, commercial, contractual and antitrust claims. Management believes that the Company properly accrued for all known liabilities that existed and those where a loss was deemed probable for which a fair value was available or an amount could be reasonably estimated in accordance with all present U.S. generally accepted accounting principles. However, because litigation is inherently subject to many uncertainties and the ultimate result of any present or future litigation is unpredictable, the Company’s ultimate liability may result in costs that are significantly higher than currently accrued. In the event that the Company’s loss contingency is ultimately determined to be significantly higher than currently accrued, the recording of the liability

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
may result in a material impact on net income for the annual or interim period during which such liability is accrued. Additionally, due to the uncertainties involved, any potential liability determined to be attributable to the Company arising out of such litigation may have a material adverse effect on the Company’s results of operations, liquidity or financial condition. See pages 29 through 33 of this report and Note 9, pages 64 through 68 of this report, for information concerning litigation.
     In addition, the Company may be subject to potential liabilities for which a loss was not deemed probable at this time and a fair value was not available or an amount could not be reasonably estimated due to uncertainties involved. See page 29 of this report for more information concerning contingent liabilities.
Income Taxes
     The Company estimated income taxes in each jurisdiction that it operated. This involved estimating taxable earnings, specific taxable and deductible items, the likelihood of generating sufficient future taxable income to utilize deferred tax assets and possible exposures related to future tax audits. To the extent these estimates change, adjustments to deferred and accrued income taxes will be made in the period in which the changes occur. Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.” FIN No. 48 clarifies the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. In accordance with FIN No. 48, the Company recognized a cumulative-effect adjustment of $3.4 million during the first quarter of 2007, increasing its liability for unrecognized tax benefits, interest and penalties and reducing beginning Retained earnings. See Note 14, pages 73 through 75 of this report, for information concerning the Company’s unrecognized tax benefits, interest and penalties and current and deferred tax expense.
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
     The Company estimates the fair value of all share-based payments using a Black-Scholes-Merton option pricing model which requires management to make estimates for certain assumptions. Management is continuously reviewing the following significant assumptions: risk-free interest rate, expected life of options, expected volatility of stock and expected dividend yield of stock. A change in the assumptions outside of management’s control could have a direct impact on the Company’s results of operations. See Note 12, pages 70 through 72 of this report, for more information on stock-based compensation.
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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FINANCIAL CONDITION, LIQUIDITY AND CASH FLOW
Overview
     The Company’s financial condition and liquidity remained strong in 2007 and Net operating cash continued to improve. Net working capital declined $447.3 million at December 31, 2007 compared to 2006 due primarily to the use of Cash and cash equivalents and Short-term investments for continued investment in the business through acquisitions, capital expenditures and the purchase of treasury stock. A decrease in Total current assets of $380.7 million was due primarily to a reduction in Cash and cash equivalents and Short-term investments of $463.0 million partially offset by increases in Accounts receivable and Inventories due primarily to acquisitions and currency impacts. An increase in Total current liabilities of $66.6 million was due primarily to an increase in Short-term borrowings of $287.3 million that was only partially offset by decreases of $38.6 million in Accounts payable and $197.9 million in Current portion of long-term debt. The decrease in Total current assets and the increase in Total current liabilities caused the Company’s current ratio to decrease to .97 at December 31, 2007 from 1.18 at December 31, 2006. Total debt at December 31, 2007 increased to $965.4 million from $874.5 at December 31, 2006 and increased as a percentage of total capitalization to 35.1 percent from 30.5 percent at the end of 2006. The Company obtained additional financial liquidity during 2007 by entering into additional credit agreements aggregating $500.0 million. At December 31, 2007 the Company had remaining borrowing ability of $1.86 billion. Net operating cash increased to $874.5 million in 2007 versus $815.8 million in 2006 due primarily to higher net income before non-cash charges. The combined availability of Cash and cash equivalents, Short-term investments and Net operating cash provided the funds necessary to support the Company’s continued growth and improved total shareholder value. In 2007, the Company invested $282.4 million in acquisitions, $165.9 million in capital additions and improvements, $863.1 million in the purchase of treasury stock and returned $162.3 million to its shareholders in the form of cash dividends. The Consolidated Balance Sheets and Statements of Consolidated Cash Flows, on pages 44 and 45 of this report, and Note 7, on pages 62 and 63 of this report, provide more information concerning the Company’s financial condition, cash flow, and liquidity.
Net Working Capital
     Total current assets less Total current liabilities (net working capital) decreased $447.3 million to a deficit of $71.8 million at December 31, 2007 from a surplus of $375.5 million at December 31, 2006. The decrease in net working capital related primarily to the use of Cash and cash equivalents and Short-term investments for continued investment in the business through acquisitions, capital expenditures and the purchase of treasury stock. A decrease in Total current assets of $380.7 million was due primarily to a reduction in Cash and cash equivalents and Short-term investments of $463.0 million partially offset by increases in Accounts receivable and Inventories due primarily to acquisitions and currency impacts. An increase in Total current liabilities of $66.6 million was due primarily to an increase in Short-term borrowings of $287.3 million that was only partially offset by decreases of $38.6 million in Accounts payable and $197.9 million in Current portion of long-term debt. The decrease in Total current assets and the increase in Total current liabilities caused the Company’s current ratio to decrease to .97 at December 31, 2007 from 1.18 at December 31, 2006. Accounts receivable as a percent of Net sales improved to 10.9 percent in 2007 from 11.1 percent in 2006 despite the negative impact of acquisitions and currency exchange rate fluctuations. Acquisitions caused this percentage to increase by 0.3 percent of Net sales. Inventories did not improve as a percent of Net sales, increasing to 11.1 percent in 2007 from 10.6 percent in 2006, due to the effect of acquisitions and currency exchange rate fluctuations. Acquisitions caused this percentage to increase by 0.4 percent of Net sales. Days receivable outstanding increased to 58 days in 2007 from 56 days in 2006 and days inventories held increased to 96 days from 91 days.
Goodwill and Intangible Assets
     Goodwill, which represents the excess of cost over the fair value of net assets acquired in purchase business combinations, increased by $80.1 million during 2007 due primarily to $95.3 million increased goodwill resulting from acquisitions made during 2007 and other adjustments partially offset by goodwill impairments of $15.2 million.
     Intangible assets increased by a net $65.2 million during 2007 due primarily to acquired trademarks of $37.2 million, acquired intangible assets of $40.6 million and $11.3 million of capitalized software costs partially offset by amortization of $24.5 million. Finite-lived intangible assets include acquired intangible assets such as covenants not to compete, customer lists, product formulations and others and costs related to designing, developing, obtaining and implementing internal use software that are capitalized and amortized in accordance with Statement of

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Position (SOP) 98-1, “Accounting for the Cost of Computer Software Developed or Obtained for Internal Use.” See Note 3, pages 53 through 55 of this report, for a summary of acquired goodwill, intangible assets, description of asset impairments recorded in accordance with FAS No. 142 and FAS No. 144 during 2007 and a summary of the carrying values of goodwill and intangible assets.
Deferred Pension Assets
     Deferred pension assets of $400.6 million at December 31, 2007 represent the excess of the fair market value of assets over the actuarially determined projected benefit obligations of certain defined benefit pension plans. The increase of $12.9 million in Deferred pension assets was due to the actual return on plan assets during 2007 exceeding the net increase in projected benefit obligations due to annual service and interest costs and other factors. See Note 6, on pages 57 through 59 of this report, for more information concerning overfunded defined benefit pension plans.
Property, Plant and Equipment
     Net property, plant and equipment increased $70.6 million to $899.4 million at December 31, 2007. The increase was due primarily to capital expenditures of $165.9 million and acquired assets of $48.6 million that were offset by depreciation expense of $139.0 million and the disposal of assets with remaining net book value. Capital expenditures during 2007 in the Paint Stores Group were primarily attributable to the opening of new paint stores and improvements in existing stores. In the Consumer Group, capital expenditures during 2007 were primarily related to efficiency improvements in existing production and distribution facilities. Capital expenditures in the Global Group were primarily attributable to the opening of new branches and improvements in existing manufacturing and distribution facilities. The Administrative segment incurred capital expenditures primarily for upgrading the Company’s headquarters building and information systems hardware. In 2008, the Company expects to spend approximately the same amount for capital expenditures as in 2007. The predominant share of the capital expenditures in 2008 is expected to be for various capacity and productivity improvement projects at existing manufacturing and distribution facilities, new store openings and new or upgraded information systems hardware. The Company does not anticipate the need for any specific long-term external financing to support these capital expenditures.
Debt
     At December 31, 2007, borrowings outstanding under the domestic commercial paper program decreased $39.6 million to $299.2 million at December 31, 2007. The weighted-average interest rate related to these borrowings was 5.5 percent at December 31, 2007. Borrowings outstanding under the domestic commercial paper program were $338.8 million with a weighted-average interest rate of 5.5 percent at December 31, 2006. Borrowings outstanding under various foreign programs at December 31, 2007 were $107.9 million with a weighted-average interest rate of 8.9 percent and at December 31, 2006 were $31.0 million with a weighted-average interest rate of 4.7 percent. Long-term debt, including the current portion, decreased a net $196.4 million during 2007 due primarily to a payment of the 6.85% Notes due 2007.
     During 2006, Moody’s Investors Service downgraded the Company’s debt rating from A2 to A3 and placed the Company’s long-term ratings under review for further downgrade. Standard & Poor’s Ratings Services (S&P) also lowered the Company’s long-term corporate credit rating from A+ to A- and short-term corporate credit rating from A-1 to A-2 and kept the Company’s ratings on CreditWatch with negative implications. In 2007, Moody’s Investors Service and S&P removed the Company from credit watch. These actions related to ongoing uncertainties surrounding the potential future cash payments resulting from the Rhode Island lead pigment litigation. The Company improved its financial flexibility by modifying existing borrowing arrangements and obtaining additional sources of funds through new borrowing facilities.
     In 2005, the Company amended its five-year senior unsecured revolving credit agreement increasing the amount to $910.0 million and adding a $500.0 million letter of credit subfacility. The Company’s commercial paper program was also increased to $910.0 million in 2005. The Company uses the revolving credit agreement to satisfy its commercial paper program’s dollar for dollar liquidity requirement. Due to the seasonality of the Company’s business and the need for available cash prior to the primary selling season and collecting accounts receivable, the Company expects to continue to borrow under the commercial paper program during 2008. There were no borrowings outstanding under the revolving credit agreement at December 31, 2007, 2006 or 2005.
     In 2006, the Company sold or contributed certain of its accounts receivable to SWC Receivables Funding LLC (SWC), a consolidated wholly-owned subsidiary. SWC entered into an accounts receivable securitization

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
borrowing facility with a third-party program agent. Under this program, SWC may borrow up to $500.0 million and will secure such borrowings by granting a security interest in the accounts receivable, related security and the cash collections and proceeds of the receivables. At December 31, 2007 and 2006, SWC had no borrowings outstanding under this program.
     During 2006, the Company entered into a three-year credit agreement, that gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $250.0 million. The Company also entered into an additional five-year credit agreement, subsequently amended, that gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $250.0 million. In 2007, the Company entered into two additional five-year credit agreements giving the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $500.0 million. The total credit agreements aggregated $1.0 billion at December 31, 2007. At December 31, 2007, $250.0 million of this amount was outstanding. There were no borrowings outstanding under any of the credit agreements at December 31, 2006.
     See Note 7, on pages 62 and 63 of this report, for a detailed description of the Company’s debt outstanding and other available financing programs.
Pensions and Other Postretirement Benefits
     In accordance with the accounting prescribed by FAS No. 158, the Company’s long-term liability for Postretirement benefits other than pensions decreased $38.7 million to $262.7 million at December 31, 2007. The decrease in the liability was due to the reduction in the actuarially-determined postretirement benefit obligation due primarily to changes in the actuarial assumptions. Amounts recorded in Cumulative other comprehensive loss at December 31, 2006 to initially apply the provisions of FAS No. 158 were modified in 2007 in accordance with FAS No. 158 resulting in a decrease in the amounts recognized as a result primarily of actuarial gains.
     The assumed discount rate used to compute the actuarial present value of benefit obligations was increased from 5.6 percent to 6.0 percent at December 31, 2007 for domestic plans due to increased rates of high-quality, long-term investments and was slightly lower for foreign plans. The expected long-term rate of return on plan assets remained at 7.5 percent in 2007 for domestic pension plans and was slightly lower on most foreign pension plans. In establishing the expected long-term rate of return on plan assets, management considered the historical rates of return, the nature of investments and an expectation for future investment strategies. The rate of compensation increases remained at 4.0 percent in 2007 for domestic pension plans and was slightly lower on most foreign pension plans. In deciding on the rate of compensation increases, management considered historical Company increases as well as expectations for future increases. The assumed health care cost trend rates for 2007 were 8.5 percent for medical and 11.0 percent for prescription drug cost increases, both decreasing gradually to 5.0 percent in 2013 for prescription drug cost increases and in 2014 for health care. In developing the assumed health care cost trend rates, management considered industry data, historical Company experience and expectations for future health care costs.
     For 2008 expense recognition, the Company will use a discount rate of 6.0 percent and a rate of compensation increase of 4.0 percent. The assumed heath care cost trend rates for 2008 are 8.0 percent for health care and 10.0 percent for prescription drug cost increases. Use of these assumptions will result in a net periodic benefit cost for postretirement benefits other than pensions that is expected to be higher in 2008 than in 2007. See Note 6, on pages 57 through 62 of this report, for more information on the Company’s obligation for unfunded or underfunded pension plans and postretirement benefits other than pensions.
Other Long-Term Liabilities
     Other long-term liabilities increased $37.4 million during 2007 due primarily to increased deferred tax liabilities. See Note 8, on pages 63 and 64 of this report, for further information on the Company’s Other long-term liabilities.
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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
various programs designed to protect the environment and promote continued compliance.
     Depreciation of capital expenditures and other expenses related to ongoing environmental compliance measures were included in the normal operating expenses of conducting business. The Company’s capital expenditures, depreciation and other expenses related to ongoing environmental compliance measures were not material to the Company’s financial condition, liquidity, cash flow or results of operations during 2007. Management does not expect that such capital expenditures, depreciation and other expenses will be material to the Company’s financial condition, liquidity, cash flow or results of operations in 2008.
     The Company is involved with environmental investigation and remediation activities at some of its currently and formerly owned sites (including sites which were previously owned and/or operated by businesses acquired by the Company). In addition, the Company, together with other parties, has been designated a potentially responsible party under federal and state environmental protection laws for the investigation and remediation of environmental contamination and hazardous waste at a number of third-party sites, primarily Superfund sites. The Company may be similarly designated with respect to additional third-party sites in the future.
     The Company accrues for estimated costs of investigation and remediation activities at its currently or formerly owned sites and third party sites for which commitments or clean-up plans have been developed and when such costs can be reasonably estimated based on industry standards and professional judgment. These estimated costs are based on currently available facts regarding each site. The Company accrues a specific estimated amount when such an amount and a time frame in which the costs will be incurred can be reasonably determined. If the best estimate of costs can only be identified as a range and no specific amount within that range can be determined more likely than any other amount within the range, the minimum of the range is accrued by the Company in accordance with applicable accounting rules and interpretations. The Company continuously assesses its potential liability for investigation and remediation activities and adjusts its environmental-related accruals as information becomes available upon which more accurate costs can be reasonably estimated. At December 31, 2007, 2006 and 2005, the Company had accruals for environmental-related activities of $193.8 million, $173.1 million and $158.8 million, respectively.
      Due to the uncertainties of the scope and magnitude of contamination and the degree of investigation and remediation activities that may be necessary at certain currently or formerly owned sites and third party sites, it is reasonably likely that further extensive investigations may be required and that extensive remedial actions may be necessary not only on such sites but on adjacent properties. Depending on the extent of the additional investigations and remedial actions necessary, the Company’s ultimate liability may result in costs that are significantly higher than currently accrued. If the Company’s future loss contingency is ultimately determined to be at the maximum of the range of possible outcomes for every site for which costs can be reasonably estimated, the Company’s aggregate accruals for environmental-related activities would be $126.5 million higher than the accruals at December 31, 2007.
     Five of the Company’s currently and formerly owned sites, described below, accounted for the majority of the accruals for environmental-related activities and the unaccrued maximum of the estimated range of possible outcomes at December 31, 2007, 2006 and 2005. At December 31, 2007, $144.4 million, or 74.5 percent, of the total accrual for environmental-related activities related directly to these five sites. Of the aggregate unaccrued exposure at December 31, 2007, $82.9 million, or 65.5 percent, related to the five sites. While environmental investigations and remedial actions are in different stages at these sites, additional investigations, remedial actions and/ or monitoring will likely be required at each site.
     Two of the five sites are formerly owned manufacturing sites in New Jersey that are in the early investigative stage of the environmental-related process. Although contamination exists at the sites and adjacent areas, the extent and magnitude of the contamination has not yet been fully quantified. It is reasonably likely that further extensive investigations may be required and that extensive remedial actions may be necessary not only at the formerly owned sites but along adjacent waterways. Depending on the extent of the additional investigations and remedial actions necessary, the ultimate liability for these sites may exceed the amounts currently accrued and the maximum of the ranges of reasonably possible outcomes currently estimated by management.
     Two additional sites are a currently owned operating facility located in Illinois and a currently owned contiguous vacant property. The environmental issues at these sites have been determined to be associated with historical operations of the Company. The majority of the

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
investigative activities have been completed at these sites and some remedial measures have been taken. Agreement has been obtained from the appropriate governmental agency on a proposed remedial action plan for the currently owned operating site and further development of that plan is underway. A proposed remedial action plan has been formulated for the currently owned contiguous vacant property but no clean up goals have been approved by the lead governmental agency. Due to the uncertainties of the scope and magnitude of contamination and the degree of remediation that may be necessary relating to this vacant site, it is reasonably likely that further investigations may be required and that extensive remedial actions may be necessary.
     The fifth site is a currently owned former manufacturing site located in California. The environmental issues at this site have been determined to be associated with historical manufacturing operations of the Company. The majority of the investigative activities have been completed at this site, some interim remedial actions have been taken and a proposed remedial action plan has been formulated but currently no clean up goals have been approved by the lead governmental agency. Due to the uncertainties of the scope and magnitude of contamination and the degree of remediation that may be required relating to this site, it is reasonably likely that extensive remedial actions may be necessary.
     Management cannot presently estimate the ultimate potential loss contingencies related to these five sites or other less significant sites until such time as a substantial portion of the investigative activities at each site is completed and remedial action plans are developed.
     In accordance with FIN No. 47, “Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143”, the Company has identified certain conditional asset retirement obligations at various current manufacturing, distribution and store facilities. These obligations relate primarily to asbestos abatement and closures of hazardous waste containment devices. Using investigative, remediation and disposal methods that are currently available to the Company, the estimated cost of these obligations is not significant.
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
Contractual Obligations and Commercial Commitments
     The Company has certain obligations and commitments to make future payments under contractual obligations and commercial commitments. The following table summarizes such obligations and commitments as of December 31, 2007:

(thousands of dollars)	Payments Due by Period
		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years
Long-term debt	$308,366	$14,912	$6,586	$1,842	$285,026
Operating leases	909,496	207,393	330,442	195,688	175,973
Short-term borrowings	657,082	657,082
Interest on Long-term debt	1,203,426	23,194	44,949	44,240	1,091,043
Purchase obligations [1]	89,573	89,573
Other contractual obligations [2]	71,541	47,004	22,998	1,539

Total contractual cash obligations	$3,239,484	$1,039,158	$404,975	$243,309	$1,552,042

[1]	Relate to open purchase orders for raw materials at December 31, 2007.

[2]	Relate to estimated future capital contributions to investments in the U.S. affordable housing and historic renovation real estate partnerships and various other contractural obligations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	Amount of Commitment Expiration Per Period
		Less than			More than
Commercial Commitments	Total	1 Year	1-3 Years	3-5 Years	5 Years
Standby letters of credit	$20,142	$20,142
Surety bonds	35,440	35,440
Other commercial commitments	41,338	41,338

Total commercial commitments	$96,920	$96,920	$—	$—	$—

Warranties
     The Company offers product warranties for certain products. The specific terms and conditions of such warranties vary depending on the product or customer contract requirements. Management estimated the costs of unsettled product warranty claims based on historical results and experience. Management periodically assesses the adequacy of the accrual for product warranty claims and adjusts the accrual as necessary. Changes in the Company’s accrual for product warranty claims during 2007, 2006 and 2005, including customer satisfaction settlements during the year, were as follows:

(thousands of dollars)	2007	2006	2005
Balance at January 1	$25,226	$23,003	$18,098
Charges to expense	31,461	36,939	35,654
Settlements	(37,091)	(34,716)	(30,749)

Balance at December 31	$19,596	$25,226	$23,003

Shareholders’ Equity
     Shareholders’ equity decreased $206.6 million to $1.79 billion at December 31, 2007 from $1.99 billion last year. The decrease in Shareholders’ equity resulted from the purchase of treasury stock for $863.1 million that was only partially offset by increases in other equity categories and a reduction in Cumulative other comprehensive loss. The Company purchased 13.2 million shares of its common stock during 2007 for treasury. The Company acquires its common stock for general corporate purposes and, depending on its cash position and market conditions, it may acquire additional shares in the future. The Company had remaining authorization from its Board of Directors at December 31, 2007 to purchase 27.0 million shares of its common stock.
     Total increases in common stock and other capital of $151.7 million were due primarily to the recognition of stock-based compensation expense, stock option exercises and related income tax effect and the tax impact of certain employee stock ownership plan (ESOP) transactions.
     Retained earnings increased $449.9 million during 2007 due to net income of $615.6 million partially offset by $162.3 million in cash dividends paid and a $3.4 million adjustment to initially apply FIN No. 48 as of January 1, 2007. The Company’s cash dividend per common share payout target is 30.0 percent of the prior year’s diluted net income per common share. The 2007 annual cash dividend of $1.26 per common share represented 30.1 percent of 2006 diluted net income per common share. The 2007 annual dividend represented the twenty-ninth consecutive year of dividend payments since the dividend was suspended in 1978. At a meeting held on February 20, 2008, the Board of Directors increased the quarterly cash dividend to $.35 per common share. This quarterly dividend, if approved in each of the remaining quarters of 2008, would result in an annual dividend for 2008 of $1.40 per common share or a 29.8 percent payout of 2007 diluted net income per common share.
     The decrease of $63.9 million in Cumulative other comprehensive loss consisted mainly of favorable foreign currency translation effects of $34.8 million, which were attributable to the strengthening of most foreign operations’ functional currencies against the U.S. dollar, and recognition, net of taxes, of $28.8 million in changes to actuarial gains and prior service costs of defined benefit pension and postretirement benefit plans. See the Statements of Consolidated Shareholders’ Equity and Comprehensive Income, on page 46 of this report, and Notes 10, 11 and 12, on pages 69 through 72 of this report, for more information concerning Shareholders’ equity.
Cash Flow
     Net operating cash increased $58.7 million to $874.5 million during 2007 from $815.8 million during 2006 due primarily to increased Net income of $39.5 million and Adjustments to reconcile net income to net operating cash. The increased Net operating cash combined with a reduction in Cash and cash equivalents and Short-term investments of $463.0 million, increased Short-term borrowings of $287.3 million, a year-over-year reduction in the amount of capital expenditures of $44.1 million partially offset by a $36.7 million reduction in after-tax stock-based compensation proceeds provided $891.6 million for investment in the Company. The incremental cash was used to reduce total Long-term debt ($196.4 million), invest in incremental acquisitions ($231.2 million),

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
purchase incremental treasury stock ($552.0 million) and increase cash dividends over 2006 ($26.9 million).
     Management considers a measurement of cash flow that is not in accordance with U. S. generally accepted accounting principles to be a useful tool in determining the discretionary portion of the Company’s Net operating cash. Management reduces Net operating cash, as shown in the Statements of Consolidated Cash Flows, by the amount reinvested in the business for Capital expenditures and the return of investment to its shareholders by the Payments of cash dividends. The resulting value is referred to by management as “Free Cash Flow” which may not be comparable to values considered by other entities using the same terminology. The reader is cautioned that the following value should not be compared to other entities unknowingly. The amount shown below should not be considered an alternative to Net operating cash or other cash flow amounts provided in accordance with U. S. generally accepted accounting principles disclosed in the Statements of Consolidated Cash Flows on page 45 of this report. Free Cash Flow as defined and used by management is determined as follows:

(thousands of dollars)	2007	2006	2005
Net operating cash	$874,545	$815,841	$716,702
Capital expenditures	(165,870)	(209,939)	(143,072)
Cash dividends	(162,301)	(135,357)	(113,588)

Free cash flow	$546,374	$470,545	$460,042

Contingent Liabilities
     In October 2005, an indirect wholly-owned subsidiary of the Company acquired a 25 percent interest in Life Shield Engineered Systems, LLC (Life Shield). In October 2007, the Company’s wholly-owned subsidiary acquired the remaining 75 percent interest in Life Shield. Life Shield develops and manufactures blast and fragment mitigating systems and ballistic resistant systems. The blast and fragment mitigating systems and ballistic resistant systems create a potentially higher level of product liability for the Company (as an owner of and raw material supplier to Life Shield and as the exclusive distributor of Life Shield’s systems) than is normally associated with coatings and related products currently manufactured, distributed and sold by the Company.
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
Litigation
     In the course of its business, the Company is subject to a variety of claims and lawsuits, including litigation relating to product liability and warranty, personal injury, environmental, intellectual property, commercial, contractual and antitrust claims that that are inherently

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
subject to many uncertainties regarding the possibility of a loss to the Company. These uncertainties will ultimately be resolved when one or more future events occur or fail to occur confirming the incurrence of a liability or the reduction of a liability. In accordance with FAS No. 5, “Accounting for Contingencies”, the Company accrues for these contingencies by a charge to income when it is both probable that one or more future events will occur confirming the fact of a loss and the amount of the loss can be reasonably estimated. In the event that the Company’s loss contingency is ultimately determined to be significantly higher than currently accrued, the recording of the additional liability may result in a material impact on the Company’s results of operations, liquidity or financial condition for the annual or interim period during which such additional liability is accrued. In those cases where no accrual is recorded because it is not probable that a liability has been incurred and cannot be reasonably estimated, any potential liability ultimately determined to be attributable to the Company may result in a material impact on the Company’s results of operations, liquidity or financial condition for the annual or interim period during which such liability is accrued. In those cases where no accrual is recorded or exposure to loss exists in excess of the amount accrued, FAS No. 5 requires disclosure of the contingency when there is a reasonable possibility that a loss or additional loss may have been incurred if even the possibility may be remote.
     Lead pigment and lead-based paint litigation. The Company’s past operations included the manufacture and sale of lead pigments and lead-based paints. The Company, along with other companies, is a defendant in a number of legal proceedings, including individual personal injury actions, purported class actions, actions brought by the State of Rhode Island and the State of Ohio, and actions brought by various counties, cities, school districts and other government-related entities, arising from the manufacture and sale of lead pigments and lead-based paints. The plaintiffs are seeking recovery based upon various legal theories, including negligence, strict liability, breach of warranty, negligent misrepresentations and omissions, fraudulent misrepresentations and omissions, concert of action, civil conspiracy, violations of unfair trade practice and consumer protection laws, enterprise liability, market share liability, public nuisance, unjust enrichment and other theories. The plaintiffs seek various damages and relief, including personal injury and property damage, costs relating to the detection and abatement of lead-based paint from buildings, costs associated with a public education campaign, medical monitoring costs and others. The Company is also a defendant in legal proceedings arising from the manufacture and sale of non-lead-based paints which seek recovery based upon various legal theories, including the failure to adequately warn of potential exposure to lead during surface preparation when using non-lead-based paint on surfaces previously painted with lead-based paint. The Company believes that the litigation brought to date is without merit or subject to meritorious defenses and is vigorously defending such litigation. The Company expects that additional lead pigment and lead-based paint litigation may be filed against the Company in the future asserting similar or different legal theories and seeking similar or different types of damages and relief.
     Notwithstanding the Company’s view on the merits, litigation is inherently subject to many uncertainties and the Company ultimately may not prevail. Adverse court rulings, such as the judgment against the Company and other defendants in the State of Rhode Island action and the Wisconsin Supreme Court’s July 2005 determination that Wisconsin’s risk contribution theory may apply in the lead pigment litigation (both discussed in more detail below), or determinations of liability, among other factors, could affect the lead pigment and lead-based paint litigation against the Company and encourage an increase in the number and nature of future claims and proceedings. In addition, from time to time, various legislation and administrative regulations have been enacted, promulgated or proposed to impose obligations on present and former manufacturers of lead pigments and lead-based paints respecting asserted health concerns associated with such products or to overturn the effect of court decisions in which the Company and other manufacturers have been successful.
     Due to the uncertainties involved, management is unable to predict the outcome of the lead pigment and lead-based paint litigation, the number or nature of possible future claims and proceedings, or the effect that any legislation and/or administrative regulations may have on the litigation or against the Company. In addition, management cannot reasonably determine the scope or amount of the potential costs and liabilities related to such litigation, or resulting from any such legislation and regulations. In accordance with FAS No. 5, the Company has not accrued any amounts for such litigation. Any potential liability that may result from such litigation or such legislation and regulations cannot reasonably be estimated. In the event any significant liability is determined to be attributable to

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
the Company relating to such litigation, the recording of the liability may result in a material impact on net income for the annual or interim period during which such liability is accrued. Additionally, due to the uncertainties associated with the amount of any such liability and/or the nature of any other remedy which may be imposed in such litigation, any potential liability determined to be attributable to the Company arising out of such litigation may have a material adverse effect on the Company’s results of operations, liquidity or financial condition. An estimate of the potential impact on the Company’s results of operations, liquidity or financial condition cannot be made due to the aforementioned uncertainties.
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
     The State of Rhode Island retried the case and on February 22, 2006, the jury returned a verdict, finding that (i) the cumulative presence of lead pigment in paints and coatings on buildings in the State of Rhode Island constitutes a public nuisance, (ii) the Company, along with two other defendants, caused or substantially contributed to the creation of the public nuisance, and (iii) the Company and two other defendants should be ordered to abate the public nuisance. On February 28, 2006, the Court granted the defendants’ motion to dismiss the punitive damages claim, finding insufficient evidence to support the State’s request for punitive damages. On February 26, 2007, the Court issued a decision on the post-trial motions and other matters pending before the Court. Specifically, the Court (i) denied the defendant’s post-trial motions for judgment as a matter of law and for a new trial, (ii) decided to enter a judgment of abatement in favor of the State against the Company and two other defendants, and (iii) decided to appoint a special master for the purpose of assisting the Court in its consideration of a remedial order to implement the judgment of abatement, and if necessary, any monitoring of the implementation of that order. On March 16, 2007, final judgment was entered against the Company and two other defendants. Also on March 16, 2007, the Company filed its notice of appeal to the Rhode Island Supreme Court. Oral argument on the Company’s and other two defendants’ appeal to the Rhode Island Supreme Court is scheduled for May 2008. Proceedings relating to a remedial order to implement the judgment of abatement are continuing in the Court during the pending appeal to the Rhode Island Supreme Court.
     The Company cannot reasonably determine the impact that the State of Rhode Island decision and determination of liability will have on the number or nature of present or future claims and proceedings against the Company or estimate the amount or range of ultimate loss that it may incur.
     Other public nuisance claim litigation. The Company and other companies are defendants in other legal proceedings seeking recovery based on public nuisance liability theories including claims brought by the County of Santa Clara, California and other public entities in the State of California, the City of St. Louis, Missouri, the City of Milwaukee, Wisconsin, various cities and counties in the State of New Jersey, various cities in the State of Ohio and the State of Ohio.
     The Santa Clara County, California proceeding was initiated in March 2000. The named plaintiffs are the County of Santa Clara, County of Santa Cruz, County of Solano, County of Alameda, County of Kern, City and County of San Francisco, San Francisco Housing Authority, San Francisco Unified School District, City of Oakland, Oakland Housing Authority, Oakland Redevelopment Agency and the Oakland Unified School District. The proceeding purports to be a class action on behalf of all public entities in the State of California except the State and its agencies. The plaintiffs’ second amended complaint asserted claims for fraud and concealment, strict product liability/failure to warn, strict product liability/design defect, negligence, negligent breach of a special duty, public nuisance, private nuisance and violations of California’s Business and Professions Code, and the third amended complaint alleges similar claims including a claim for public nuisance. Various asserted claims were resolved in favor of the defendants through pre-trial demurrers and motions to strike. In October 2003, the trial court granted the defendants’ motion for summary judgment against the remaining counts on statute of limitation grounds. The plaintiffs appealed the trial court’s decision and on March 3, 2006, the Court of Appeal, Sixth Appellate District, reversed in part the demurrers and summary judgment entered in favor of the Company and the other defendants. The Court of Appeal reversed the dismissal of the public nuisance claim for abatement brought by the cities of Santa Clara and Oakland and the City and County

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
of San Francisco, and reversed summary judgment on all of the plaintiffs’ fraud claim to the extent that the plaintiffs alleged that the defendants had made fraudulent statements or omissions minimizing the risks of low-level exposure to lead. The Court of Appeal further vacated the summary judgment holding that the statute of limitations barred the plaintiffs’ strict liability and negligence claims, and held that those claims had not yet accrued because physical injury to the plaintiffs’ property had not been alleged. The Court of Appeal affirmed the dismissal of the public nuisance claim for damages to the plaintiffs’ properties, most aspects of the fraud claim, the trespass claim and the unfair business practice claim. The plaintiffs have filed a motion for leave to file a fourth amended complaint. On April 4, 2007, the trial court entered an order granting the defendants’ motion to bar payment of contingent fees to private attorneys. The plaintiffs appealed the trial court’s order and oral argument on the appeal was held in January 2008 before the California Court of Appeal.
     The City of St. Louis proceeding was initiated in January 2000. The City initially alleged claims for strict liability, negligence, fraudulent misrepresentation, negligent misrepresentation, concert of action, conspiracy, public nuisance, restitution and indemnity. Following various pre-trial proceedings during which many of the asserted claims were dismissed by the trial court or voluntarily dismissed by the City, on June 10, 2003, the City filed its fourth amended petition alleging a single count of public nuisance. Following further pre-trial proceedings, on January 18, 2006, the trial court granted the defendants’ motion for summary judgment based on the City’s lack of product identification evidence. The City has appealed the trial court’s January 18, 2006 decision and a prior trial court decision. On June 12, 2007, the Missouri Supreme Court affirmed summary judgment for the Company and other defendants. This decision concludes the case in favor of the Company and the other defendants.
     The City of Milwaukee proceeding was initiated in April 2001 against Mautz Paint Co. and NL Industries, Inc. On November 7, 2001, the Company acquired certain assets of Mautz Paint Co. and agreed (under terms and conditions set forth in the purchase agreement) to defend and indemnify Mautz Paint Co. for its liability, if any, to the City of Milwaukee in this action. The City’s complaint included claims for continuing public nuisance, restitution, conspiracy, negligence, strict liability, failure to warn and violation of Wisconsin’s trade practices statute. Following various pre-trial proceedings during which several of the City’s claims were dismissed by the court or voluntarily dismissed by the City, on August 13, 2003, the trial court granted defendants’ motion for summary judgment on the remaining claims. The City appealed and, on November 9, 2004, the Wisconsin Court of Appeals reversed the trial court’s decision and remanded the claims for public nuisance, conspiracy and restitution to the trial court. On February 13, 2007, the trial court entered an order severing and staying the claims against Mautz Paint Co. The action against NL Industries proceeded to trial and the jury found that the presence of lead paint in Milwaukee is a public nuisance, but that NL Industries was not at fault for the public nuisance. The City of Milwaukee is appealing the jury verdict finding that NL Industries did not intentionally cause a public nuisance and the trial court’s denial of the City’s post-trial motions.
     In December 2001 and early 2002, a number of cities and counties in New Jersey individually initiated proceedings in the Superior Court of New Jersey against the Company and other companies asserting claims for fraud, public nuisance, civil conspiracy, unjust enrichment and indemnity. The New Jersey Supreme Court consolidated all of the cases and assigned them to the Superior Court in Middlesex County. By order dated November 4, 2002, the Superior Court granted the defendants’ motion to dismiss all complaints. The plaintiffs appealed and, on August 17, 2005, the Appellate Division affirmed the dismissal of all claims except public nuisance. The Appellate Division reinstated the public nuisance claim in each case. On November 17, 2005, the New Jersey Supreme Court granted defendants’ petition for certification to review the reinstatement of the public nuisance claims. On June 15, 2007, the New Jersey Supreme Court reversed the Appellate Division’s decision and reinstated the dismissal of the public nuisance claims. This decision concludes the case in favor of the Company and the other defendants.
     In 2006 and 2007, a number of cities in Ohio individually initiated proceedings in state court against the Company and other companies asserting claims for public nuisance, concert of action, unjust enrichment, indemnity and punitive damages. Also in September 2006, the Company initiated proceedings in the United States District Court, Southern District of Ohio, against certain of the Ohio cities which initiated the state court proceedings referred to in the preceding sentence and John Doe cities and public officials. The Company’s proceeding seeks declaratory and injunctive relief to prevent the violation of the Company’s federal constitutional rights in relation to such state court proceedings.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     In April 2007, the State of Ohio filed an action against the Company and other companies asserting a claim for public nuisance. The State of Ohio seeks compensatory and punitive damages. Simultaneously, the State of Ohio filed a motion to consolidate this action with the action previously filed by the City of Columbus (one of the Ohio cities referred to in the preceding paragraph) and a motion to stay this action pending the Ohio Supreme Court’s resolution of the mandamus action in State ex rel. The Ohio General Assembly v. Brunner, Case No. 2007-0209. In September 2007, the trial court entered an order to reinstate these actions due to the Ohio Supreme Court’s decision on the mandamus action in State ex rel. The Ohio General Assembly v. Brunner.
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
     The plaintiff in Thomas v. Lead Industries Association, et al., initiated an action against the Company, other alleged former lead pigment manufacturers and the Lead Industries Association in September 1999. The claims against the Company and the other defendants include strict liability, negligence, negligent misrepresentation and omissions, fraudulent misrepresentation and omissions, concert of action, civil conspiracy and enterprise liability. Implicit within these claims is the theory of “risk contribution” liability (Wisconsin’s theory which is similar to market share liability) due to the plaintiff’s inability to identify the manufacturer of any product that allegedly injured the plaintiff. Following various pre-trial proceedings during which certain of the plaintiff’s claims were dismissed by the court, on March 10, 2003, the trial court granted the defendants’ motion for summary judgment, dismissing the case with prejudice and awarding costs to each defendant. The plaintiff appealed and on June 14, 2004, the Wisconsin Court of Appeals affirmed the trial court’s decision. On July 15, 2005, the Wisconsin Supreme Court reversed in part the trial court’s decision and decided, assuming all of plaintiff’s facts in the summary judgment record to be true, that the risk contribution theory could then apply to excuse the plaintiff’s lack of evidence identifying any of the Company’s or the other defendants’ products as the cause of the alleged injury. The case was remanded to the trial court for further proceedings and a trial commenced on October 1, 2007. On November 5, 2007, the jury returned a defense verdict, finding that the plaintiff had ingested white lead carbonate, but was not brain damaged as a result. The plaintiff filed post-trial motions for a new trial which were denied by the trial court.
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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Market Risk
     The Company is exposed to market risk associated with interest rate, foreign currency and commodity fluctuations. The Company occasionally utilizes derivative instruments as part of its overall financial risk management policy, but does not use derivative instruments for speculative or trading purposes. In 2007, the Company entered into option and forward currency exchange contracts with maturity dates of less than twelve months to hedge against value changes in foreign currency. The Company also entered into swaps in 2007 to partially hedge forecasted future commodity purchases. These hedge contracts were designated as cash flow hedges and were insignificant at December 31, 2007 (see Notes 1 and 13, on pages 48 and 73 of this report). The Company believes it may experience continuing losses from foreign currency translation and commodity price fluctuations. However, the Company does not expect currency translation, transaction, commodity price fluctuations or hedging contract losses will have a material adverse effect on the Company’s financial condition, results of operations or cash flows.
Financial Covenant
     Certain borrowings contain a consolidated leverage covenant. At December 31, 2007, the Company was in compliance with the covenant. The Company’s Notes, Debentures and revolving credit agreement (see Note 7, on pages 62 and 63 of this report) contain various default and cross-default provisions. In the event of default under any one of these arrangements, acceleration of the maturity of any one or more of these borrowings may result.
RESULTS OF OPERATIONS — 2007 vs. 2006
     Shown below are net sales and the percentage change for the current period by segment for 2007 and 2006:

(thousands of dollars)	2007	Change	2006
Paint Stores Group	$4,955,294	2.3%	$4,844,596
Consumer Group	1,311,624	–3.9%	1,364,179
Global Group	1,731,231	8.7%	1,593,243
Administrative	7,143	–7.7%	7,741

	$8,005,292	2.5%	$7,809,759

     Consolidated net sales for 2007 increased due to strong sales by the Global Group and acquisitions. Seven acquisitions completed during the year increased consolidated net sales 1.4 percent. Favorable currency translation rate changes increased 2007 consolidated net sales 0.7 percent. Net sales of all consolidated foreign subsidiaries were up 16.1 percent to $964.9 million for 2007 versus $831.3 million for 2006. Of the increase in net sales for all consolidated foreign subsidiaries during 2007, 40.2 percent related to favorable foreign currency exchange rates. Net sales of all operations other than consolidated foreign subsidiaries were up 0.9 percent to $7.04 billion for 2007 versus $6.98 billion for 2006.
     Net sales in the Paint Stores Group in 2007 increased due primarily to acquisitions, increased paint sales to commercial contractors and improved industrial maintenance product sales. Acquisitions added 1.9 percent to this Group’s net sales in 2007. Net sales from stores open for more than twelve calendar months decreased 1.1 percent for the full year. During 2007, the Paint Stores Group opened 107 net new stores and acquired another 172 stores, increasing the total number of stores in operation at December 31, 2007 to 3,325 in the United States, Canada, Puerto Rico, Jamaica and the Virgin Islands. The Paint Stores Group’s objective is to expand its store base an average of three percent each year, primarily through internal growth. The percentage change in total paint sales volume was a decrease in the low-single digits for the year over 2006 without the impact of acquisitions paint sales volume. Sales of products other than paint without acquisition sales decreased approximately 1.0 percent for the year over 2006. A discussion of changes in volume versus pricing for sales of products other than paint is not pertinent due to the wide assortment of general merchandise sold.
     Net sales of the Consumer Group decreased due primarily to sluggish DIY demand at most of the Group’s retail customers. Sales in most product categories except pavement markings (due to the acquisition of Dobco in September 2006) decreased. Sales volume percentage change in the Consumer Group compared to last year was a decrease in the mid-to-high-single digits. The Consumer Group plans to continue its aggressive promotions of new and existing products in 2008 and continue expanding its customer base and product assortment at existing customers.
     The Global Group’s net sales in 2007 increased due primarily to selling price increases, volume gains, currency impact and acquisitions. Paint sales volume increased in the high-single digits. Favorable currency exchange rates increased net sales by 3.4 percent for 2007. Acquisitions increased this Group’s net sales in U.S. dollars by 1.3 percent. In 2007, the Global Group opened 41 net new branches and acquired another 9, increasing the total to 519 branches open in the United States, Mexico, Chile, Brazil, Canada, Uruguay, Argentina and Peru at year-

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
end. In 2008, the Global Group expects to continue opening new branches, increasing sales in strengthening international markets, expanding its worldwide presence and improving its customer base.
     Shown below is segment profit and the percent change for the current period by segment for 2007 and 2006:

(thousands of dollars)	2007	Change	2006
Paint Stores Group	$766,462	6.5%	$719,919
Consumer Group	224,154	4.6%	214,225
Global Group	160,680	23.2%	130,385
Administrative	(238,353)	–23.6%	(230,217)

	$912,943	9.4%	$834,312

     Consolidated segment profit in 2007 increased primarily due to increased gross profit of $183.7 million that more than offset increased selling, general and administrative expenses of $84.5 million, a goodwill impairment charge of $15.2 million and increased interest and other expenses. Segment profit of all consolidated foreign subsidiaries was up 20.7 percent to $77.7 million for 2007 versus $64.4 million for 2006. Of the increase in segment profit for all consolidated foreign subsidiaries during 2007, 47.4 percent related to favorable foreign currency exchange rates. Segment profit of all operations other than consolidated foreign subsidiaries was up 8.5 percent to $835.3 million for 2007 versus $769.9 million for 2006.
     Consolidated gross profit increased as a percent of net sales to 44.9 percent from 43.7 percent in 2006 due primarily to improved domestic manufacturing direct conversion costs, additional manufacturing volume in international factories, product sales mix and foreign selling price increases. The Paint Stores Group’s gross profit for 2007 increased $120.5 million and as a percent of sales by 1.4 percent due primarily to higher selling prices partially offset by the negative impact of acquisitions on gross profit. The Consumer Group’s gross profit decreased $10.6 million for 2007 over 2006 primarily due to the reduction in net sales. As a percent of sales, Consumer Group’s gross profit increased by 0.7 percent. The Global Group’s gross profit for 2007 increased by $71.9 million and increased as a percent of sales by 1.2 percent due primarily to foreign exchange rate fluctuations, increased sales and improved operating efficiencies related to additional manufacturing volume. Foreign currency exchange rate fluctuations increased the Global Group’s gross profit by $28.2 million for 2007. Gross profit for the Global Group in 2006 was negatively impacted by $16 million to resolve certain litigation.
     Consolidated segment profit was negatively impacted by increases in selling, general and administrative expenses (SG&A) of $84.5 million due primarily to expenses associated with sales growth and acquisitions. SG&A increased as a percent of sales to 32.4 percent in 2007 from 32.2 percent in 2006. In the Paint Stores Group, SG&A increased $86.7 million for the year due primarily to increased spending due to the number of new store openings and acquisitions. Acquisitions accounted for $46.6 million of the increased SG&A during the year in the Paint Stores Group. The Consumer Group’s SG&A decreased by $18.8 million for the year due to stringent spending guidelines for all expense categories related to the sales shortfall. The Global Group’s SG&A increased by $35.5 million for the year relating to foreign currency exchange rate fluctuations of $21.4 million, acquisitions of $7.3 million and expenses of more branch openings.
     Administrative expenses for 2007 increased due primarily to compensation and benefit related expenses not allocated directly to the Reportable Operating Segments, including the additional expenses related to stock-based compensation.
     The Company recognized $35.4 million in total stock-based compensation expense during 2007, $29.5 million in 2006 and $8.7 million during 2005. Total unrecognized stock-based compensation expense was $62.8 million at December 31, 2007 and is expected to be recognized over a weighted-average period of 1.27 years. The weighted-average risk-free rate for 2007 grants of 4.03 percent was based upon the U.S. Treasury yield curve at the time of grant. The weighted-average expected life of options of 4.67 years for 2007 was calculated using a scenario analysis model that uses historical data to aggregate the holding period from actual exercises, post-vesting cancellations and hypothetical assumed exercises on all outstanding options. The weighted average expected volatility for 2007 of 27.9 percent was calculated using historical and implied volatilities. The weighted average expected dividend yield of stock for 2007 of 1.80 percent was the Company’s best estimate of the expected future dividend yield using historical activity and expectations about future activity.
     The annual impairment review performed as of October 1, 2007 in accordance with FAS No. 142 resulted in reductions in the carrying value of goodwill of $15.2 million and in trademarks with indefinite lives of $1.0 million. The goodwill impairments are shown as a separate line in the Statements of consolidated income in accordance with FAS No. 142, were charged to the Consumer Group

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
($4.2 million) and the Global Group ($11.0 million) and were related to projected declines in future cash flow from certain domestic and foreign businesses. The impairment of trademarks with indefinite lives was charged to Cost of goods sold in the Global Group ($0.6 million), SG&A in the Consumer Group ($0.2 million) and SG&A in the Paint Stores Group ($0.2 million). The impairments related primarily to lower-than-anticipated projected sales of certain acquired brands. In addition, the Company also recorded impairments due to changes in circumstances in accordance with FAS No. 144 for certain manufacturing equipment of $0.7 million which was charged to Cost of goods sold in the Consumer Group and for certain assets held for disposal of $0.9 million which was charged to Other general expense – net in the Consumer Group. See Note 3, on pages 53 and 54 of this report, for more information concerning the impairment of intangible assets and long-lived assets.
     Other general expense – net decreased $5.9 million in 2007 compared to 2006. The decrease was mainly caused by incremental gains on the disposition of various long-lived assets of $9.9 million partially offset by an increase of $5.1 million in provisions for environmental related matters. Other (income) expense – net improved to $2.3 million income from $1.4 million expense in 2006. This improvement was due primarily to a change in foreign currency related transactions to a gain of $0.2 million from a loss of $2.9 million in 2006. See Note 13, on pages 72 and 73 of this report, for more information concerning Other general expense – net and Other (income) expense – net.
     Interest expense increased $4.5 million in 2007 versus 2006 due to increased short-term borrowings at rates that were approximately the same level in 2007 as in 2006. In addition to the increase in Interest expense, a decrease in Interest and net investment income of $10.5 million that was due to a lower level of Cash and cash equivalents and Short-term investments in 2007 when compared to 2006 contributed to an overall increase of $15.0 million in the aggregate expense.
     Income before income taxes and minority interest increased $78.6 million primarily as a result of increased sales volume and good expense control resulting in gross profit that exceeded SG&A by $99.1 million over 2006, a decrease in Other general expense – net of $5.9 million and a favorable change in Other (income) expense – net of $3.7 million. Partially offsetting the improvement in gross profit less SG&A and changes in the other items was a Goodwill impairment of $15.2 million and a net increase of Interest Expense and Interest income and net investment income of $15.0 million. Net income increased $39.5 million in 2007 partially offsetting the increase in Income before income taxes and minority interest due to an increase in the effective tax rate to 32.6 percent in 2007 from 31.0 percent last year. The effective tax rate increased in 2007 compared to 2006 due to a combination of unfavorable factors such as a decrease in the impact of investment in tax favorable vehicles offset by a slight decrease in the state and local tax rate due to additional state income tax credits and favorable audit settlements in 2007. For the year, diluted net income per common share increased to $4.70 per share from $4.19 per share in 2006.
     Management considers a measurement that is not in accordance with U.S. generally accepted accounting principles a useful measurement of the operational profitability of the Company. Some investment professionals also utilize such a measurement as an indicator of the value of profits and cash that are generated strictly from operating activities, putting aside working capital and certain other balance sheet changes. For this measurement, management increases Net income for significant non-operating and non-cash expense items to arrive at an amount known as “Earnings Before Interest, Taxes, Depreciation and Amortization” (EBITDA). The reader is cautioned that the following value for EBITDA should not be compared to other entities unknowingly. EBITDA should not be considered an alternative to Net income or Net operating cash as an indicator of operating performance or as a measure of liquidity. The reader should refer to the determination of Net income and Net operating cash in accordance with U.S. generally accepted accounting principles disclosed in the Statements of Consolidated Income and Statements of Consolidated Cash Flows, on pages 43 and 45 of this report. EBITDA as used by management is calculated as follows:

(thousands of dollars)	2007	2006	2005
Net income	$615,578	$576,058	$463,258
Interest expense	71,630	67,162	49,586
Income taxes	297,365	258,254	191,601
Depreciation	139,010	123,054	120,247
Amortization	24,469	22,863	23,270

EBITDA	$1,148,052	$1,047,391	$847,962

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
RESULTS OF OPERATIONS — 2006 vs. 2005
     Shown below are net sales and the percentage change for the current period by segment for 2006 and 2005:

(thousands of dollars)	2006	Change	2005
Paint Stores Group	$4,844,596	11.3%	$4,352,357
Consumer Group	1,364,179	–1.9%	1,391,160
Global Group	1,593,243	10.7%	1,439,518
Administrative	7,741	1.5%	7,626

	$7,809,759	8.6%	$7,190,661

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
     Shown below are segment profit and the percent change for the current period by segment for 2006 and 2005:

(thousands of dollars)	2006	Change	2005
Paint Stores Group	$719,919	26.5%	$569,317
Consumer Group	214,225	25.2%	171,173
Global Group	130,385	27.9%	101,957
Administrative	(230,217)	–23.6%	(186,232)

	$834,312	27.1%	$565,215

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
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
     The annual impairment review performed as of October 1, 2006 in accordance with FAS No. 142, resulted in reductions in the carrying value of trademarks with indefinite lives of $1.4 million. The impairment of trademarks with indefinite lives was charged to SG&A in the Consumer Group ($1.3 million) and in the Paint Stores Group ($.1 million). The impairment related to lower-than-anticipated projected sales of certain acquired domestic brands. In addition, the Company also recorded impairments due to changes in circumstances in accordance with FAS No. 144 for certain manufacturing equipment of $.9 million, which was charged to Cost of goods sold in the Consumer Group ($.4 million) and the Global Group ($.5 million). See Note 3, on pages 53 and 54 of this report, for more information concerning the impairment of intangible assets and long-lived assets.
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
     During 2006, the Company added the caption Other general expense – net to its Statements of Consolidated Income. Certain amounts that were previously reported in Other expense – net were reclassified to conform with the 2006 presentation. Other general expense – net decreased $5.5 million in 2006 compared to 2005. The decrease was mainly caused by the loss on the disposition of Kinlita during 2005 of $7.9 million, which was included in the Global Group, that was partially offset by a gain on the disposition of various long-lived assets of $3.6 million. See Note 13, on pages 72 and 73 of this report, for more information concerning Other general expense – net and Other expense – net.
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

REPORT OF MANAGEMENT ON THE
CONSOLIDATED FINANCIAL STATEMENTS
Shareholders
The Sherwin-Williams Company
     We are responsible for the preparation and fair presentation of the consolidated financial statements, accompanying notes and related financial information included in this report of The Sherwin-Williams Company and its consolidated subsidiaries (collectively, the “Company”) as of December 31, 2007, 2006 and 2005 and for the years then ended in accordance with U.S. generally accepted accounting principles. The consolidated financial information included in this report contains certain amounts that were based upon our best estimates, judgments and assumptions that we believe were reasonable under the circumstances.
     We have conducted an assessment of the effectiveness of internal control over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As discussed in the Report of Management on Internal Control Over Financial Reporting on page 40 of this report, we concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007.
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
C. M. Connor
Chairman and Chief Executive Officer
Senior Vice President — Finance and Chief Financial Officer

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
     In order to ensure that the Company’s internal control over financial reporting was effective as of December 31, 2007, we conducted an assessment of its effectiveness under the supervision and with the participation of our management group. This assessment was based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).
     Based on our assessment of internal control over financial reporting under the COSO criteria, we have concluded that, as of December 31, 2007, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young LLP, an independent registered public accounting firm, and their report on the effectiveness of our internal control over financial reporting is included on page 41 of this report.
C. M. Connor
Chairman and Chief Executive Officer
Senior Vice President — Finance and Chief Financial Officer
Vice President — Corporate Controller

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Shareholders and Board of Directors
The Sherwin-Williams Company
Cleveland, Ohio
     We have audited The Sherwin-Williams Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Sherwin-Williams Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
     In our opinion, The Sherwin-Williams Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Sherwin-Williams Company as of December 31, 2007, 2006 and 2005, and the related statements of consolidated income, cash flows and shareholders’ equity and comprehensive income for each of the three years in the period ended December 31, 2007 and our report dated February 26, 2008 expressed an unqualified opinion thereon.
Cleveland, Ohio
February 26, 2008

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE CONSOLIDATED FINANCIAL STATEMENTS
Shareholders and Board of Directors
The Sherwin-Williams Company
Cleveland, Ohio
     We have audited the accompanying consolidated balance sheets of The Sherwin-Williams Company as of December 31, 2007, 2006 and 2005, and the related statements of consolidated income, cash flows and shareholders’ equity and comprehensive income for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Sherwin-Williams Company at December 31, 2007, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
     As discussed in Note 1 to the financial statements, effective January 1, 2006, the Company changed its method of accounting for stock-based compensation. Also, as discussed in Note 1 to the financial statements, effective December 31, 2006, the Company changed its method of accounting for its employee benefit plans.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Sherwin-Williams Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2008 expressed an unqualified opinion thereon.
Cleveland, Ohio
February 26, 2008

STATEMENTS OF CONSOLIDATED INCOME
(thousands of dollars except per common share data)

	Year ended December 31,
	2007	2006	2005
Net sales	$8,005,292	$7,809,759	$7,190,661

Cost of goods sold	4,406,965	4,395,119	4,110,296

Gross profit	3,598,327	3,414,640	3,080,365
Percent to net sales	44.9%	43.7%	42.8%

Selling, general and administrative expenses	2,597,468	2,512,927	2,326,220
Percent to net sales	32.4%	32.2%	32.4%

Other general expense — net	17,530	23,446	28,922
Goodwill impairment	15,176		22,000
Interest expense	71,630	67,162	49,586
Interest and net investment income	(14,099)	(24,611)	(4,595)
Other (income) expense — net	(2,321)	1,404	2,017

Income before income taxes and minority interest	912,943	834,312	656,215
Income taxes	297,365	258,254	191,601
Minority interest			1,356

Net income	$615,578	$576,058	$463,258

Net income per share:
Basic	$4.84	$4.31	$3.39

Diluted	$4.70	$4.19	$3.28

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(thousands of dollars)

	December 31,
	2007	2006	2005
Assets
Current assets:
Cash and cash equivalents	$27,325	$469,170	$36,041
Short-term investments		21,200
Accounts receivable, less allowance	870,675	864,972	809,277
Inventories:
Finished goods	756,087	707,196	686,913
Work in process and raw materials	131,378	117,983	121,631

	887,465	825,179	808,544
Deferred income taxes	104,600	120,101	107,739
Other current assets	179,515	149,659	132,784

Total current assets	2,069,580	2,450,281	1,894,385

Goodwill	996,613	916,464	887,374
Intangible assets	351,144	285,922	290,943
Deferred pension assets	400,553	387,668	409,308
Other assets	138,078	125,971	142,037
Property, plant and equipment:
Land	83,008	76,515	73,754
Buildings	561,794	513,488	474,094
Machinery and equipment	1,516,534	1,372,184	1,276,857
Construction in progress	65,322	87,585	55,723

	2,226,658	2,049,772	1,880,428
Less allowances for depreciation	1,327,286	1,220,991	1,135,280

	899,372	828,781	745,148

Total Assets	$4,855,340	$4,995,087	$4,369,195

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings	$657,082	$369,778	$123,681
Accounts payable	740,797	779,369	719,977
Compensation and taxes withheld	224,300	236,930	224,760
Accrued taxes	70,669	61,246	80,987
Current portion of long-term debt	14,912	212,853	10,493
Other accruals	433,625	414,639	394,473

Total current liabilities	2,141,385	2,074,815	1,554,371

Long-term debt	293,454	291,876	486,996
Postretirement benefits other than pensions	262,720	301,408	226,526
Other long-term liabilities	372,054	334,628	370,690
Shareholders’ equity:

Common stock — $1.00 par value: 122,814,241, 133,565,287 and 135,139,381 shares outstanding at December 31, 2007, December 31, 2006 and December 31, 2005, respectively	225,577	222,985	218,935

Preferred stock — convertible, no par value: 324,733, 433,215 and 34,702 shares outstanding at December 31, 2007, December 31, 2006 and December 31, 2005, respectively	324,733	433,215	34,702
Unearned ESOP compensation	(324,733)	(433,215)	(34,702)
Other capital	897,656	748,523	570,394
Retained earnings	3,935,485	3,485,564	3,044,863
Treasury stock, at cost	(3,074,388)	(2,202,248)	(1,890,040)
Cumulative other comprehensive loss	(198,603)	(262,464)	(213,540)

Total shareholders’ equity	1,785,727	1,992,360	1,730,612

Total Liabilities and Shareholders’ Equity	$4,855,340	$4,995,087	$4,369,195

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS
(thousands of dollars)

	Year Ended December 31,
	2007	2006	2005
Operating Activities
Net income	$615,578	$576,058	$463,258
Adjustments to reconcile net income to net operating cash:
Depreciation	139,010	123,054	120,247
Amortization of intangible assets	24,469	22,863	23,270
Impairment of goodwill	15,176		22,000
Impairment of intangible assets and other long-lived assets	2,463	2,267	2,670
Provisions for environmental-related matters	28,391	23,341	24,920
Deferred income taxes	27,725	(11,352)	(16,048)
Defined benefit pension plans net credit	(6,605)	(4,459)	(6,422)
Income tax effect of ESOP on other capital	21,937	20,674	14,054
Stock-based compensation expense	35,355	29,488	8,724
Income tax effect of stock options exercised (financing activity after 2005)			17,480
Net increase in postretirement liability	6,237	7,742	4,551
Decrease in non-traded investments	40,696	39,719	28,638
Gain on disposition of assets	(10,422)	(503)	(3,621)
Loss on disposition of joint venture investment			7,858
Other	1,653	4,908	(3,145)
Change in working capital accounts:
Decrease (increase) in accounts receivable	58,783	(41,893)	(81,631)
Decrease (increase) in inventories	5,117	(7,546)	(33,464)
(Decrease) increase in accounts payable	(68,889)	53,369	67,280
Increase (decrease) in accrued taxes	6,351	(20,397)	(15,042)
(Decrease) increase in accrued compensation and taxes withheld	(19,795)	11,562	28,324
(Increase) decrease in refundable income taxes	(14,551)	(2,779)	533
Other	(18,082)	1,121	31,598
Costs incurred for environmental-related matters	(14,486)	(10,851)	(9,224)
Increase in accrued self-insured liabilities			14,200
Other	(1,566)	(545)	5,694

Net operating cash	874,545	815,841	716,702

Investing Activities
Capital expenditures	(165,870)	(209,939)	(143,072)
Acquisitions of businesses	(282,416)	(51,176)	(23,285)
Increase in other investments	(52,514)	(49,981)	(37,134)
Decrease (increase) in short-term investments	21,200	(21,200)
Proceeds from sale of assets	23,824	8,979	13,462
Other	(840)	3,565	(9,718)

Net investing cash	(456,616)	(319,752)	(199,747)

Financing Activities
Net increase (decrease) in short-term borrowings	270,676	244,879	(112,420)
Net (decrease) increase in long-term debt	(198,667)	6,640	(1,972)
Payments of cash dividends	(162,301)	(135,357)	(113,588)
Proceeds from stock options exercised	71,281	98,654	58,377
Income tax effect of stock options exercised (operating activity prior to 2006)	24,176	33,513
Treasury stock purchased	(863,139)	(311,133)	(356,493)
Other	(8,643)	(845)	(3,910)

Net financing cash	(866,617)	(63,649)	(530,006)

Effect of exchange rate changes on cash	6,843	689	3,160

Net (decrease) increase in cash and cash equivalents	(441,845)	433,129	(9,891)
Cash and cash equivalents at beginning of year	469,170	36,041	45,932

Cash and cash equivalents at end of year	$27,325	$469,170	$36,041

Taxes paid on income	$186,737	$204,251	$164,279
Interest paid on debt	75,260	66,769	49,273
See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(thousands of dollars except per common share data)

			Unearned				Cumulative
			ESOP				Other
	Common	Preferred	Compen-	Other	Retained	Treasury	Comprehensive
	Stock	Stock	sation	Capital	Earnings	Stock	Loss	Total
Balance at January 1, 2005	$216,396	$171,819	$(171,819)	$474,594	$2,695,193	$(1,529,355)	$(209,582)	$1,647,246
Comprehensive income:
Net income					463,258			463,258
Foreign currency translation							14,255	14,255
Minimum pension liabilities, net of taxes of $11,980							(18,508)	(18,508)
Unrealized net gains on securities and derivative instruments used in cash flow hedges, net of taxes of ($190)							295	295

Comprehensive income								459,300
Treasury stock purchased				(296)		(356,197)		(356,493)
Redemption of preferred stock		(137,117)	137,117
Income tax effect of ESOP				14,054				14,054
Stock options exercised	2,345			56,032		(4,488)		53,889
Income tax effect of stock options exercised				17,480				17,480
Restricted stock grants (net activity)	194			8,530				8,724
Cash dividends–$.82 per common share					(113,588)			(113,588)

Balance at December 31, 2005	218,935	34,702	(34,702)	570,394	3,044,863	(1,890,040)	(213,540)	1,730,612
Comprehensive income:
Net income					576,058			576,058
Foreign currency translation							11,343	11,343
Minimum pension liabilities, net of taxes of ($12,673)							20,348	20,348
Unrealized net gains on securities and derivative instruments used in cash flow hedges, net of taxes of ($173)							280	280

Comprehensive income								608,029
Treasury stock purchased				(150)		(310,983)		(311,133)
Issuance of preferred stock to pre-fund ESOP		500,000	(500,000)
Redemption of preferred stock		(101,487)	101,487
Income tax effect of ESOP				20,674				20,674
Stock options exercised	3,692			94,962		(1,225)		97,429
Income tax effect of stock options exercised				33,513				33,513
Restricted stock and stock option grants (net activity)	358			29,130				29,488
Cash dividends–$1.00 per common share					(135,357)			(135,357)
Adjustments to initially apply FAS No. 158, net of taxes of $63,313							(80,895)	(80,895)

Balance at December 31, 2006	222,985	433,215	(433,215)	748,523	3,485,564	(2,202,248)	(262,464)	1,992,360
Comprehensive income:
Net income					615,578			615,578
Foreign currency translation							34,837	34,837
Net actuarial gains (losses) and prior service costs recognized in accordance with FAS No. 158, net of taxes of ($20,777)							28,774	28,774
Unrealized net gains on securities and derivative instruments used in cash flow hedges, net of taxes of ($96)							250	250

Comprehensive income								679,439
Treasury stock purchased				(1,024)		(862,115)		(863,139)
Redemption of preferred stock		(108,482)	108,482
Income tax effect of ESOP				21,937				21,937
Stock options exercised	2,344			68,937		(10,025)		61,256
Income tax effect of stock options exercised				24,176				24,176
Restricted stock and stock option grants (net activity)	248			35,107				35,355
Cash dividends–$1.26 per common share					(162,301)			(162,301)
Adjustment to initially apply FIN No. 48					(3,356)			(3,356)

Balance at December 31, 2007	$225,577	$324,733	$(324,733)	$897,656	$3,935,485	$(3,074,388)	$(198,603)	$1,785,727

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
     Use of estimates. The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those amounts.
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
     Investments in securities: One fund maintained for the payment of non-qualified benefits includes investments classified as available-for-sale securities. The fair value of such investments, based on quoted market prices, was $13,643, $12,271, and $10,801 at December 31, 2007, 2006 and 2005, respectively. The fair value of investments in the fund not classified as available-for-sales securities, based on quoted market prices, was $8,105, $7,561, and $5,705 at December 31, 2007, 2006 and 2005, respectively. This fund is reported in Other assets.
     Non-traded investments: The Company has invested in the U.S. affordable housing and historic renovation real estate markets. These investments have been identified as variable interest entities. However, the Company is not the primary beneficiary and does not consolidate the operations of the investments in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 46, “Consolidation of Variable Interest Entities.” The Company’s risk of loss from these non-traded investments is limited to the amount of its contributed capital. The carrying amounts of these non-traded investments, included in Other assets, were $41,513, $22,455, and $34,154 at December 31, 2007, 2006 and 2005, respectively. The carrying amounts of these investments, which approximate market value, are determined based on cost less related income tax credits determined by the effective yield method.
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

	December 31,
	2007		2006		2005
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value
Publicly traded debt	$284,104	$316,134	$481,143	$518,095	$489,070	$580,324
Non-traded debt	24,262	21,999	23,586	20,314	8,419	7,178

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     Derivative instruments: The Company utilizes derivative instruments as part of its overall financial risk management policy. The Company entered into option and forward currency exchange contracts in 2007, 2006 and 2005 primarily to hedge against foreign currency risk exposure. See Note 13. During 2007, 2006 and 2005, the Company entered into swaps to partially hedge forecasted future commodity purchases. These hedges were designated as cash flow hedges under Statement of Financial Accounting Standards (FAS) No. 133, “Accounting for Derivative Instruments and Hedging Activity.” The fair values for these derivative instruments were included in Other current assets or Other accruals and were insignificant at December 31, 2007, 2006 and 2005. During 2007, the Company reclassified insignificant losses from Cumulative other comprehensive loss into earnings. The Company does not use derivative instruments for speculative purposes.
     Allowance for doubtful accounts. The Company recorded an allowance for doubtful accounts of $29,593, $23,072, and $22,734 at December 31, 2007, 2006 and 2005, respectively, to reduce Accounts receivable to their estimated net realizable value. The allowance was based on an analysis of historical bad debts, a review of the aging of Accounts receivable and the current creditworthiness of customers.
     Reserve for obsolescence. The Company recorded a reserve for obsolescence of $77,189, $75,130, $75,230 at December 31, 2007, 2006 and 2005, respectively, to reduce Inventories to their estimated net realizable value.
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

Useful Life
Non-compete covenants	3 – 5 years
Certain intangible property rights	3 – 20 years
     Accumulated amortization of intangible assets was $179,953, $167,841 and $147,102 at December 31, 2007, 2006 and 2005, respectively. See Note 3.
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
     Standby letters of credit. The Company occasionally enters into standby letter of credit agreements to guarantee various operating activities. These agreements provide credit availability to the various beneficiaries if certain contractual events occur. Amounts outstanding under these agreements totaled $20,142, $18,389 and $17,000 at December 31, 2007, 2006 and 2005, respectively.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     Changes in the Company’s accrual for product warranty claims during 2007, 2006 and 2005, including customer satisfaction settlements during the year, were as follows:

	2007	2006	2005
Balance at January 1	$25,226	$23,003	$18,098
Charges to expense	31,461	36,939	35,654
Settlements	(37,091)	(34,716)	(30,749)

Balance at December 31	$19,596	$25,226	$23,003

     Environmental matters. Capital expenditures for ongoing environmental compliance measures were recorded in Property, plant and equipment, and related expenses were included in the normal operating expenses of conducting business. The Company is involved with environmental investigation and remediation activities at some of its currently and formerly owned sites and at a number of third-party sites. The Company accrued for environmental-related activities for which commitments or clean-up plans have been developed and when such costs could be reasonably estimated based on industry standards and professional judgment. All accrued amounts were recorded on an undiscounted basis. Environmental-related expenses included direct costs of investigation and remediation and indirect costs such as compensation and benefits for employees directly involved in the investigation and remediation activities and fees paid to outside engineering, consulting and law firms. See Notes 8 and 13.
     Minority interest. Minority interest reflects the minority shareholders’ interest in the net income of Sherwin-Williams Kinlita Co., Ltd (Kinlita) operating in the People’s Republic of China. During 2005, the Company’s majority investment in the joint venture was sold. See Notes 2 and 3.
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
     Defined benefit pension and other postretirement plans. Effective December 31, 2006, the Company adopted FAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” FAS No. 158 requires each plan’s funded status and changes in the funded status to be recorded in the Consolidated Balance Sheets. See Note 6.
     The effect of initially applying FAS No. 158 on individual line items in the Consolidated Balance Sheets at December 31, 2006 was as follows:

Effect of initial
Consolidated Balance Sheets	adoption of
individual line item description	FAS No. 158
Deferred pension assets	$(59,646)
Other accruals	77
Other long-term liabilities (1)	(45,967)
Postretirement benefits other than pensions	67,139
Cumulative other comprehensive loss	80,895

(1)	The Company records deferred tax assets on a net basis in accordance with FAS No. 109. The incremental effect on this line item is net of an increase of $63,313 in deferred tax assets and an increase of $17,346 in long-term pension liabilities.
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
     Cumulative other comprehensive loss. At December 31, 2007, the ending balance of Cumulative other comprehensive loss included adjustments for foreign currency translation of $142,799, net prior service costs and net actuarial losses related to pension and other benefit plans of $57,139 and unrealized gains on marketable

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
equity securities and derivative instruments used in cash flow hedges of $1,335. At December 31, 2006 and 2005 the ending balance of Cumulative other comprehensive loss included adjustments for foreign currency translation of $177,636 and $188,979 respectively, net prior service costs and net actuarial losses related to pension and other benefit plans of $85,913 and $25,366, respectively, and unrealized gains on marketable equity securities and derivative instruments used in cash flow hedges of $1,085 and $805, respectively.
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
     Costs of goods sold. Included in Costs of goods sold were costs for materials, manufacturing, distribution and related support. Distribution costs included all expenses related to the distribution of products including inbound freight charges, purchase and receiving costs, warehousing costs, internal transfer costs and all costs incurred to ship products. Also included in Costs of goods sold were total technical expenditures, which included research and development costs, quality control, product formulation expenditures and other similar items. Research and development costs included in technical expenditures were $37,266, $36,883, and $32,338 for 2007, 2006 and 2005, respectively.
     Selling, general and administrative expenses. Selling costs included advertising expenses, marketing costs, employee and store costs and sales commissions. The cost of advertising was expensed as incurred. The Company incurred $256,253, $280,856, and $257,132 in advertising costs during 2007, 2006 and 2005, respectively. General and administrative expenses included human resources, legal, finance and other support and administrative functions.
     Income taxes. Effective January 1, 2007, the Company adopted FIN No. 48, “Accounting for Uncertainty in Income Taxes.” In accordance with FIN No. 48, the Company recognized a cumulative-effect adjustment of $3.4 million, increasing its liability for unrecognized tax benefits, interest and penalties and reducing the January 1, 2007 balance of Retained Earnings. See Note 14.
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
     Impact of recently issued accounting standards. In December 2007, the FASB issued FAS No. 141(R), “Applying the Acquisition Method.” FAS 141(R) provides guidance for the recognition of the fair values of the assets acquired upon initially obtaining control, including the elimination of the step acquisition model. The standard is effective for fiscal years beginning after December 15, 2008, and is not expected to have a significant impact on the Company’s results of operations, financial condition and liquidity.
     In December 2007, the FASB issued FAS No. 160, “Accounting for Noncontrolling Interests.” FAS No. 160 clarifies the classification of noncontrolling interests in consolidated statements of financial position and the accounting for and reporting of transactions between the reporting entity and holders of such noncontrolling interests. Under the standard, noncontrolling interests are considered equity and should be reported as an element of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
consolidated equity, and net income will encompass the total income of all consolidated subsidiaries and there will be separate disclosure on the face of the income statement of the attribution of that income between the controlling and noncontrolling interests. FAS No. 160 is effective for fiscal years beginning after December 15, 2008, and is not expected to have a significant impact on the Company’s results of operations, financial condition and liquidity.
     In June 2007, the Financial Accounting Standards Board (FASB) ratified the Emerging Issues Task Force (EITF) consensus on EITF Issue No. 06-11, “Accounting for Income Tax Benefits on Dividends on Share-Based Payment Awards.” This EITF indicates that tax benefits of dividends on unvested restricted stock are to be recognized in equity as an increase in the pool of excess tax benefits. Should the related awards forfeit or no longer become expected to vest, the benefits are to be reclassified from equity to the income statement. The EITF is effective for fiscal years beginning after December 15, 2007. The Company will adopt the EITF as required and management does not expect it to have a significant impact on the Company’s results of operations, financial condition or liquidity.
     In March 2007, the FASB ratified the EITF consensus on EITF Issue No. 06-10, “Accounting for Collateral Assignment Split Dollar Life Insurance.” This EITF indicates that an employer should recognize a liability for postretirement benefits related to collateral assignment split-dollar life insurance arrangements. In addition, the EITF provides guidance for the recognition of an asset related to a collateral assignment split-dollar life insurance arrangement. The EITF is effective for fiscal years beginning after December 15, 2007. The Company will adopt the EITF as required and adoption is not expected to have a significant impact on the Company’s results of operations, financial condition and liquidity.
     In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” FAS No. 159 allows companies to elect to measure certain assets and liabilities at fair value and is effective for fiscal years beginning after November 15, 2007. Adoption of this standard is optional. If adopted, the standard is not expected to have any impact on the Company’s results of operations, financial condition and liquidity.
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
     In September 2006, the FASB ratified the Emerging Issues Task Force (EITF) consensus on EITF Issue No. 06-4, “Accounting for Deferred Comp./Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.” EITF Issue No. 06-4 indicates that an employer should recognize a liability for future post-employment benefits based on the substantive agreement with the employee. The EITF is effective for fiscal years beginning after December 15, 2007. The Company will adopt the EITF as required and adoption is not expected to have a significant impact on the Company’s results of operations, financial condition and liquidity.
     Reclassification. Certain amounts in the 2006 and 2005 consolidated financial statements have been reclassified to conform with the 2007 presentation.
NOTE 2 – ACQUISITIONS AND DIVESTITURE
     In October 2005, an indirect wholly-owned subsidiary of the Company acquired a 25 percent interest in Life Shield Engineered Systems LLC (Life Shield). In October 2007, the subsidiary acquired the remaining 75 percent interest in Life Shield by acquiring all of the outstanding membership interests. In late December 2007, the Company acquired substantially all the assets and business of Flex Recubrimientos, S.A. de C.V. and related companies (Flex group). The aggregate consideration paid in cash for these acquisitions was $27.0 million including costs of acquisition and the assumption of certain financial obligations.
     Life Shield develops and manufactures blast and fragment mitigating systems and ballistic resistant systems. Flex group is a leading manufacturer and distributor of automotive after-market body fillers, putties, primers and other vehicle refinish products headquartered in Monterrey, Mexico. This acquisition will strengthen the Company’s automotive refinish market position in Mexico. These acquisitions were treated as purchases and resulted in the recognition of goodwill. The acquisition of Flex group resulted in the recognition of identifiable intangible assets. Results of operations for the entire business of Life Shield were included in the consolidated financial statements since

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
the date of acquisition. Flex group was acquired at the end of December 2007 and no results of operations were included in the consolidated financial statements.
     During the third quarter of 2007, the Company acquired substantially all of the stock of Pinturas Industriales S.A. (PISA), substantially all of the assets and business of Napko, S.A. de C.V. (Napko), the brand names, formulas and patents of the VHT® brand paint line (VHT), and 100 percent of the stock of Columbia Paint & Coatings Co. (Columbia) for an aggregate cash consideration of $105.9 million, net of cash acquired, including costs of acquisition and the assumption of certain financial obligations. All four acquisitions were accounted for as purchases and results of operations of the acquired businesses were included in the consolidated financial statements since the dates of acquisition. The acquisitions of Napko and Columbia resulted in the recognition of goodwill and all four acquisitions resulted in the recognition of identifiable intangible assets.
     Columbia, included in the Paint Stores Group, is a leading manufacturer and distributor of paints and coatings in the central and northwestern United States. Columbia services the professional painting contractor, builder and do-it-yourself markets through 41 company-operated stores. Columbia was acquired to contribute to the Company’s domestic controlled-distribution growth strategy. VHT, included in the Consumer Group, is the market leader in high temperature coatings and premium aerosol products. VHT was acquired to broaden the product offering in Consumer Group and add to its growth strategy. Napko, included in the Global Group, is a leading manufacturer and distributor of industrial maintenance coatings primarily for the government oil and power industries in Mexico primarily through 9 company-operated branches. PISA, also included in the Global Group, provides industrial paint products in Uruguay to the wood protection and industrial maintenance market. Napko and PISA were acquired to support and broaden the Company’s international growth strategy.
     During the second quarter of 2007, the Company acquired substantially all of the assets and business of Nitco Paints Private Limited (Nitco) and 100 percent of the stock of M. A. Bruder & Sons Incorporated (MAB) for an aggregate consideration in cash of $149.5 million, net of cash acquired, including costs of acquisition and the assumption of certain financial obligations. Both acquisitions were accounted for as purchases, they resulted in the recognition of goodwill and identifiable intangible assets, and their results of operations were included in the consolidated financial statements since the dates of acquisition.
     MAB, included in the Paint Stores Group, is a leading manufacturer and distributor of paints and coatings in the eastern and southeastern portions of the United States. MAB services the professional painting contractor, builder and do-it-yourself markets through 131 company-operated stores. MAB was acquired as part of the Company’s domestic controlled-distribution growth strategy. Nitco, included in the Global Group, is a leading manufacturer and distributor especially in western India of exterior paints and coatings used in the construction of office buildings, high rise apartments, shopping malls, hospitals and schools. Nitco was acquired to support the Company’s growth strategy into new international markets.
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
     In September 2005, the Company sold its majority interest in Kinlita for $6,000 in cash and realized a loss of $7,858 on the divestiture. The Company disposed of its interest in the joint venture due to different management perspectives on the future methodology of meeting long-term strategies. The Company acquired its majority interest in Kinlita for $7,000 paid in cash during the second

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
quarter of 2004. The acquisition was accounted for as a purchase. Kinlita supplies coatings to original equipment truck and bus manufacturers in the People’s Republic of China and was part of the Global Group. Kinlita’s results of operations were included in the consolidated financial statements through September 2005.
     See Note 3 for a discussion of goodwill and intangible assets recorded with the all the acquisitions made in 2007, 2006 and 2005.
     The following unaudited pro-forma summary presents consolidated financial information as if Dobco, Nitco, MAB, PISA, Napko, VHT, Columbia, the entire business of Life Shield and Flex group had been acquired at the beginning of each period presented. The unaudited pro-forma consolidated financial information does not necessarily reflect the actual results that would have occurred had the acquisitions taken place on January 1, 2005 or the future results of operations of the combined companies under ownership and operation of the Company.

	2007	2006	2005
Net sales	$8,152,307	$8,109,685	$7,470,070
Net income	619,704	589,589	475,303
Net income per common share:
Basic	4.87	4.41	3.47
Diluted	4.73	4.29	3.37
NOTE 3 – GOODWILL, INTANGIBLE AND LONG-LIVED ASSETS
     During 2007, the Company recognized $93.3 million of goodwill in the acquisitions of Nitco, MAB, Napko, Columbia, Life Shield and Flex group. There was no goodwill recognized in the acquisitions of PISA and VHT. Trademarks of $37,180 were recognized in the acquisition valuations of Nitco, MAB, Napko, Columbia, VHT and Flex group. Covenants not to compete of $10,028 were obtained in the acquisitions of Nitco, MAB, Napko, Columbia and VHT. The covenants not to compete are being amortized over five years from date of acquisition. Customer lists and a distribution platform valued at $25,930 were recognized in the acquisitions of Nitco, MAB, Napko, Columbia and VHT. The customer lists and distribution platform are being amortized over periods of three and one-half to eight years. Additional identified intangible assets of product formulations ($3,680) and other intangible assets ($1,000) were recognized as part of the acquisitions of Nitco, MAB, Columbia and VHT. The additional acquired identified intangible assets are being amortized over periods of three to eight years depending on the estimated useful life of the asset. No significant residual value was estimated for any of the acquired identified intangible assets. No intangible assets were identified in the Life Shield acquisition.
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
     During 2005, the Company recognized goodwill in the acquisition of KST of $14,476. Identifiable intangible assets, consisting of trademarks of $2,500 and a covenant not to compete of $300, were also recognized in the acquisition of KST. Acquired intangible assets subject to amortization are being amortized over three years. No significant residual value was estimated for these assets. In 2005, goodwill was reduced by $4,944 relating to the disposition of the Company’s majority interest in Kinlita (see Note 2).
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
     During 2007 in the Consumer Group, a reduction of $660 in the carrying values of certain manufacturing equipment and an impairment of $856 in certain assets held for disposal were charged to Cost of goods sold and Other general expense – net, respectively. An impairment test was performed due to changes in the manner in which the manufacturing equipment was used and changes in the disposition plan for the assets held for disposal.
     During 2006, reductions in the carrying values of certain manufacturing equipment of $421 in the Consumer Group and $463 in the Global Group were charged to Cost of goods sold. An impairment test was performed due to changes in the manner in which these assets were used.
     During 2005, an impairment test was performed for capitalized software costs due to the replacement and significant changes in the utilization of certain software. A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
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
     The annual impairment review performed as of October 1, 2007 resulted in reductions in the carrying values of goodwill of $15,176 and trademarks with indefinite lives of $947. The goodwill impairment was reported as a separate line item in the Statements of Consolidated Income in accordance with FAS No. 142 and is included in the Consumer Group ($4,215) and the Global Group ($10,961). The trademark impairments were charged to Selling, general and administrative expenses in the Consumer Group ($175) and the Paint Stores Group ($172), and to Cost of goods sold in the Global Group ($600). The impairments related primarily to lower-than-anticipated cash flow in certain acquired businesses and lower-than-anticipated sales of certain acquired brands.
     The annual impairment review performed as of October 1, 2006 resulted in reductions in the carrying values of certain trademarks with indefinite lives of $1,383, which was charged to Selling, general and administrative expenses in the Consumer Group ($1,300) and the Paint Stores Group ($83). The impairments related to lower-than-anticipated sales of certain acquired brands.
     The annual impairment review performed as of October 1, 2005, and an additional impairment review performed in the fourth quarter of 2005 due to updated cash flow projections, resulted in a reduction in the carrying value of goodwill of $22,000 and trademarks with indefinite lives of $755. The goodwill impairment was reported as a separate line item in the Statements of Consolidated Income in accordance with FAS No. 142 and is included in the Consumer Group. The impairment of trademarks with indefinite lives of $755 was charged to Cost of goods sold in the Consumer Group ($653) and Selling, general and administrative expenses in the Paint Stores Group ($102). The impairment of goodwill and trademarks with indefinite lives was due to lower-than-anticipated projected sales and cash flow relating to the elimination of a portion of a paint program with a major retailer.
     Amortization of finite-lived intangible assets is as follows for the next five years: $21,410 in 2008, $20,250 in 2009, $18,060 in 2010, $15,380 in 2011 and $14,020 in 2012.
     A summary of changes in the Company’s carrying value of goodwill by reportable operating segment is as follows:

	Paint Stores	Consumer	Global	Consolidated
Goodwill	Group	Group	Group	Totals
Balance at January 1, 2005	$205,698	$661,506	$33,240	$900,444
Acquisitions		14,476		14,476
Impairment charged to operations		(22,000)		(22,000)
Sale of operations			(4,944)	(4,944)
Currency and other adjustments	(549)	(1,615)	1,562	(602)

Balance at December 31, 2005	205,149	652,367	29,858	887,374
Acquisitions		29,038		29,038
Currency and other adjustments			52	(52)

Balance at December 31, 2006	205,149	681,405	29,910	916,464
Acquisitions	69,071	12,371	11,874	93,316
Impairment charged to operations		(4,215)	(10,961)	(15,176)
Currency and other adjustments	30	74	1,905	2,009

Balance at December 31, 2007	$274,250	$689,635	$32,728	$996,613

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     A summary of the Company’s carrying value of intangible assets is as follows:

				Trademarks	Total
	Finite-lived intangible assets			with indefinite	intangible
	Software	All other	Subtotal	lives	assets
December 31, 2007
Weighted-average amortization period	10 years	10 years	10 years
Gross	$71,480	$189,751	$261,231	$269,866	$531,097
Accumulated amortization	(28,488)	(116,161)	(144,649)	(35,304)	(179,953)

Net value	$42,992	$73,590	$116,582	$234,562	$351,144

December 31, 2006
Weighted-average amortization period	10 years	12 years	11 years
Gross	$66,739	$152,848	$219,587	$234,176	$453,763
Accumulated amortization	(28,303)	(103,469)	(131,772)	(36,069)	(167,841)

Net value	$38,436	$49,379	$87,815	$198,107	$285,922

December 31, 2005
Weighted-average amortization period	10 years	8 years	9 years
Gross	$63,853	$141,561	$205,414	$232,631	$438,045
Accumulated amortization	(25,324)	(87,250)	(112,574)	(34,528)	(147,102)

Net value	$38,529	$54,311	$92,840	$198,103	$290,943

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

	2007	2006	2005
Percentage of total inventories on LIFO	83%	88%	89%
Excess of FIFO over LIFO	$241,579	$226,818	$187,425
Decrease in net income due to LIFO	(7,844)	(24,033)	(40,855)
Decrease in net income per common share due to LIFO	(.06)	(.17)	(.29)
NOTE 5 – EXIT OR DISPOSAL ACTIVITIES
     Management is continually re-evaluating the Company’s operating facilities, including acquired operating facilities, against its long-term strategic goals. Liabilities associated with exit or disposal activities are recognized as incurred in accordance with FAS No. 146. Provisions for qualified exit costs are made at the time a facility is no longer operational or an adjustment to the purchase price is made for acquired facilities planned at acquisition to be exited or disposed. Qualified exit costs primarily include post-closure rent expenses, incremental post-closure costs and costs of employee terminations. Adjustments may be made to liabilities accrued for qualified exit costs if information becomes available upon which more accurate amounts can be reasonably estimated. Concurrently, property, plant and equipment is tested for impairment in accordance with FAS No. 144 and, if impairment exists, the carrying value of the related assets is reduced to estimated fair value. Additional impairment may be recorded for subsequent revisions in estimated fair value. An impairment charge of $856 occurred during 2007 relating to the disposition of a manufacturing facility that was closed in 2005. No significant impairments or increased impairment charges occurred during 2006 or 2005.
     During 2007, two manufacturing facilities were closed. One closed facility, in the Paint Stores Group, was planned at the time of acquisition for closure and disposal. The total qualified exit costs for the acquired facility were $2,635, included as part of the purchase price allocation in accordance with FAS No. 141. The other closed facility, in the Consumer Group, was an older facility replaced by a new manufacturing facility. Provisions of $1,213 for severance and related costs resulting from the closure of the facility were incurred in 2007.
     During 2005, two acquired manufacturing facilities were closed and one manufacturing facility was exited in the Consumer Group. The total acquired qualified exit costs were $1,132, included as part of the purchase price

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
allocations in accordance with FAS No. 141. Provisions for severance and related costs resulting from the sale of a Consumer Group manufacturing facility were made in 2005.
     At December 31, 2007, less than 14 percent of the remaining accrual for qualified exit costs related to facilities shutdown prior to 2003 was expected to be incurred by the end of 2008. The remaining portion of the ending accrual for facilities shutdown prior to 2003 primarily represented post-closure contractual and demolition expenses related to certain owned facilities which are closed and being held for disposal or involved in ongoing environmental-related activities. The Company cannot reasonably estimate when such matters will be concluded to permit disposition.
     The following table summarizes the activity and remaining liabilities associated with qualified exit costs:

		Provisions in	Actual	Adjustments to
	Balance at	Cost of goods	expenditures	prior provisions	Balance at
	December 31,	sold or	charged to	in Other general	December 31,
Exit Plan	2006	acquired	accrual	expense - net	2007
Paint Stores Group manufacturing facility shutdown in 2007:
Severance and related costs		$909	$(259)		$650
Other qualified exit costs		1,726			1,726
Consumer Group manufacturing facility shutdown in 2007:
Other qualified exit costs		1,213	(1,213)
Consumer Group manufacturing facilities shutdown in 2005:
Other qualified exit costs	$947		(325)	$(459)	163
Consumer Group manufacturing facility shutdown in 2004:
Other qualified exit costs	130		(37)	(13)	80
Other qualified exit costs for facilities shutdown prior to 2003	12,110		(388)	(823)	10,899

Totals	$13,187	$3,848	$(2,222)	$(1,295)	$13,518

		Provisions in	Actual	Adjustments to
	Balance at	Cost of goods	expenditures	prior provisions	Balance at
	December 31,	sold or	charged to	in Other general	December 31,
Exit Plan	2005	acquired	accrual	expense - net	2006
Consumer Group manufacturing facilities shutdown in 2005:
Severance and related costs	$922		$(927)	$5
Other qualified exit costs	986		(371)	332	$947
Consumer Group manufacturing facility shutdown in 2004:
Other qualified exit costs	650		(210)	(310)	130
Other qualified exit costs for facilities shutdown prior to 2003	12,883		(643)	(130)	12,110

Totals	$15,441		$(2,151)	$(103)	$13,187

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

		Provisions in	Actual	Adjustments to
	Balance at	Cost of goods	expenditures	prior provisions	Balance at
	December 31,	sold or	charged to	in Other general	December 31,
Exit Plan	2004	acquired	accrual	expense - net	2005
Consumer Group manufacturing facilities shutdown in 2005:
Severance and related costs		$1,472	$(535)	$(15)	$922
Other qualified exit costs		1,016	(30)		986
Consumer Group manufacturing facility shutdown in 2004:
Other qualified exit costs		836	(186)		650
Global Group distribution facility shutdown in 2004:
Other qualified exit costs	$316		(266)	(50)
Other qualified exit costs for facilities shutdown prior to 2003	13,819		(766)	(170)	12,883

Totals	$14,135	$3,324	$(1,783)	$(235)	$15,441

NOTE 6 – PENSION, HEALTH CARE AND OTHER BENEFITS
     The Company provides pension benefits to substantially all employees through noncontributory defined benefit or defined contribution plans and certain health care benefits to active employees and eligible retirees. Effective December 31, 2006, the Company adopted FAS No. 158 that requires recognition of a plan’s funded status as an asset for fully funded plans and as a liability for unfunded or underfunded plans. In addition, actuarial gains and losses and prior service costs that were unrecognized prior to the adoption of FAS No. 158 must now be recorded in Cumulative other comprehensive loss, a component of Shareholders’ equity. The amounts recorded in Cumulative other comprehensive loss as a result of the initial application of FAS No. 158 will continue to be modified as actuarial assumptions and service costs change and all such amounts will be amortized to expense over a period of years through the net pension (credit) cost and net periodic benefit cost.
     Defined contribution plans. The Company’s annual contribution for its domestic defined contribution pension plan, which is based on six percent of compensation for covered employees, was $39,050, $41,902 and $41,937 for 2007, 2006 and 2005, respectively. Assets in employee accounts of the domestic defined contribution pension plan are invested in various mutual funds as directed by the participants. These mutual funds did not own a significant number of shares of the Company’s common stock.
     The Company’s annual contribution for its foreign defined contribution pension plans, which is based on various percentages of compensation for covered employees up to certain limits, was $3,027, $2,222 and $2,333 for 2007, 2006 and 2005, respectively. Assets in employee accounts of the foreign defined contribution pension plans are invested in various mutual funds. These mutual funds did not own a significant number of shares of the Company’s common stock.
     Defined benefit plans. In connection with the MAB acquisition, the Company acquired a domestic defined benefit pension plan (MAB Plan). The MAB Plan was frozen for new participants by MAB prior to the acquisition, and covered certain employees who met the eligibility requirements based primarily on age, length of service and hours worked per year. The Company operated the MAB Plan independently from the date of acquisition until December 31, 2007, at which time it was merged into the Company’s domestic hourly defined benefit pension plan. The decision to merge the MAB Plan with the Company’s domestic hourly defined benefit pension plan effective December 31, 2007 was made at the acquisition date. Accrued benefits and vesting service under the MAB Plan were credited under the Company’s domestic hourly defined benefit pension plan.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
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
     The Company employs a total return investment approach for the domestic and foreign defined benefit pension plan assets. A mix of equities and fixed income investments are used to maximize the long-term return of assets for a prudent level of risk. In determining the expected long-term rate of return on defined benefit pension plan assets, management considers the historical rates of return, the nature of investments and an expectation of future investment strategies. At December 31, 2007, defined benefit pension plan assets were invested as follows:

	Domestic	Foreign
	Plans	Plans
Equity investments	70%	60%
Fixed income investments	25%	21%
Cash and other investments	5%	19%
     Included as equity investments in the domestic defined benefit pension plan assets at December 31, 2007 were 855,000 shares of the Company’s common stock with a market value of $49,624, representing 12.4 percent of total plan assets. Dividends received on the Company’s common stock during 2007 totaled $1,077. During 2007, 200,000 shares of the Company’s common stock were sold from plan assets.
     At December 31, 2007, the Company had four underfunded foreign defined benefit pension plans that had a total deficiency of plan assets of $19,594. The four plans had combined projected benefit obligations, accumulated benefit obligations, and fair values of plan assets of $67,650, $50,212, and $48,056, respectively. The Company also had four unfunded foreign defined benefit pension plans with a combined accumulated benefit obligation of $1,267. Three foreign defined benefit pension plans were overfunded with excess plan assets of $111, a combined projected benefit obligation of $1,640, and plan assets of $1,751. Contributions to the foreign defined benefit pension plans are expected to be $3,708 in 2008.
     The Company expects to make the following benefit payments for all domestic and foreign defined benefit pension plans: $29,127 in 2008; $30,341 in 2009; $31,233 in 2010; $31,792 in 2011, $32,517 in 2012 and $171,644 in 2013 through 2017.
     The estimated net actuarial losses and net prior service costs for the defined benefit pension plans that are expected to be amortized from Cumulative other comprehensive loss into the net pension (credit) cost in 2008 are $1,318 and $1,127, respectively.
     The following table summarizes the components of the net pension (credits) costs and Cumulative other comprehensive loss related to the defined benefit pension plans:

	Domestic			Foreign
	Defined Benefit Pension Plans			Defined Benefit Pension Plans
	2007	2006	2005	2007	2006	2005
Net pension (credits) costs:
Service costs	$18,879	$14,783	$15,207	$2,781	$2,521	$2,340
Interest costs	17,092	15,182	14,164	3,560	2,940	2,689
Expected returns on plan assets	(50,992)	(45,319)	(44,054)	(2,468)	(2,044)	(1,987)
Amortization of prior service costs	1,220	603	612	159	61	61
Amortization of actuarial losses	1,229	5,513	3,337	1,225	1,301	1,209

Ongoing periodic (credits) costs	(12,572)	(9,238)	$(10,734)	5,257	4,779	4,312
FAS No. 88 expense	825			(115)

Net pension (credits) costs	(11,747)	(9,238)	(10,734)	5,142	4,779	4,312

Other changes in plan assets and projected benefit obligations recognized in Cumulative other comprehensive loss (before taxes):
Net actuarial losses arising during the year	(717)			(4,065)
Prior service costs during the year	2,008
Amortization of prior service costs	(1,220)	(2,923)		(163)	(1,232)	(1,149)
Amortization of actuarial losses	(1,229)	(27,967)	30,890	(1,196)	(899)	747

Total recognized in Cumulative other comprehensive loss	(1,158)	(30,890)	30,890	(5,424)	(2,131)	(402)

Total recognized in net pension (credits) costs and Cumulative other comprehensive loss	$(12,905)	$(40,128)	$20,156	$(282)	$2,648	$3,910

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     The following table summarizes the obligations, assets and assumptions used for the defined benefit pension plans, which are all measured as of December 31:

	Domestic			Foreign
	Defined Benefit Pension Plans			Defined Benefit Pension Plans
	2007	2006	2005	2007	2006	2005
Accumulated benefit obligations at end of year	$307,646	$288,191	$254,103	$52,487	$48,419	$40,136

Projected benefit obligations:
Balances at beginning of year	$298,680	$276,987	$246,639	$69,565	$57,520	$51,873
Service costs	18,879	14,783	15,207	2,781	2,521	2,340
Interest costs	17,092	15,182	14,164	3,560	2,940	2,689
Actuarial (gains) losses	(453)	5,698	15,220	(5,192)	(44)	7,048
Plan amendments, merger and other	10,039	6,598	1,275	792	612	493
Effect of foreign exchange				1,290	7,501	(5,183)
Benefits paid	(25,867)	(20,568)	(15,518)	(2,084)	(1,485)	(1,740)

Balances at end of year	318,370	298,680	276,987	70,712	69,565	57,520
Plan assets:
Balances at beginning of year	685,388	612,671	596,097	43,300	32,187	28,524
Actual returns on plan assets	54,886	95,997	34,228	1,340	3,454	5,342
Plan merger and other — net	4,405	(2,712)	(2,136)	6,390	4,716	2,966
Effect of foreign exchange				861	4,428	(2,905)
Benefits paid	(25,867)	(20,568)	(15,518)	(2,084)	(1,485)	(1,740)

Balances at end of year	718,812	685,388	612,671	49,807	43,300	32,187

Excesses (deficiencies) of plan assets over projected benefit obligations	$400,442	$386,708	$335,684	$(20,905)	$(26,265)	$(25,333)

Assets and liabilities recognized in the Consolidated Balance Sheets:
Deferred pension assets	$400,442	$386,708	$407,895	$111	$960	$1,413
Other assets			1,995
Other accruals				(104)	(77)	(7,465)
Other long-term liabilities			(4,786)	(20,912)	(27,148)	(3,194)

	$400,442	$386,708	$405,104	$(20,905)	$(26,265)	$(9,246)

Net actuarial losses and prior service costs:
Unrecognized net actuarial losses prior to adoption of FAS No. 158			$(67,252)			$(15,804)
Unrecognized prior service costs prior to adoption of FAS No. 158			(2,168)			(283)
Recognized net actuarial losses in Cumulative other comprehensive loss prior to adoption of FAS No. 158			(30,890)		$(6,267)	(8,398)
Recognized net actuarial losses in Cumulative other comprehensive loss in accordance with FAS No. 158	$(48,229)	$(50,361)		$(19,886)	(18,327)
Recognized prior service costs in Cumulative other comprehensive loss in accordance with FAS No. 158	(8,951)	(8,163)		(56)	(218)

	$(57,180)	$(58,524)	$(100,310)	$(19,942)	$(24,812)	$(24,485)

Weighted-average assumptions used to determine projected benefit obligation:
Discount rate	6.00%	5.60%	5.50%	7.17%	5.07%	4.91%
Rate of compensation increase	4.00%	4.00%	4.00%	4.79%	4.12%	3.97%
Weighted-average assumptions used to determine net pension (credit) cost:
Discount rate	5.60%	5.50%	5.75%	5.07%	4.94%	5.49%
Expected long-term rate of return on assets	7.50%	7.50%	7.50%	6.71%	6.62%	7.18%
Rate of compensation increase	4.00%	4.00%	4.00%	4.12%	3.97%	3.98%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     Health care plans. The Company provides certain health care plans that are contributory and contain cost-sharing features such as deductibles and coinsurance. There were 19,339, 19,445 and 18,959 active employees entitled to receive benefits under these plans as of December 31, 2007, 2006 and 2005, respectively. The cost of these benefits for active employees, which includes claims incurred and claims incurred but not reported, amounted to $121,798, $104,105 and $109,274 for 2007, 2006 and 2005, respectively. In connection with the acquisitions of MAB and Columbia, the Company acquired certain health care benefit plans for employees who met certain eligibility requirements. The Company operated the acquired plans independently from the date of acquisition until December 31, 2007. Beginning January 1, 2008, the participants of these acquired plans became participants in the Company’s health care benefit plan.
     Employees of the Company hired prior to January 1, 1993 who are not members of a collective bargaining unit, and certain groups of employees added through acquisitions, are eligible for health care and life insurance benefits upon retirement, subject to the terms of the unfunded plans. There were 4,750, 4,645 and 4,617 retired employees entitled to receive health care benefits as of December 31, 2007, 2006 and 2005, respectively.
     The following table summarizes the obligation and the assumptions used for postretirement health care and life insurance benefits:

	Postretirement Benefits Other than Pensions
	2007	2006	2005
Benefit obligation:
Balance at beginning of year	$318,125	$302,685	$311,794
Service cost	4,057	4,584	4,445
Interest cost	16,464	16,078	17,380
Actuarial loss (gain)	(41,463)	10,471	(14,290)
Benefits paid	(16,751)	(15,693)	(16,644)

Balance at end of year — unfunded	$280,433	$318,125	$302,685

Liabilities recognized in the Consolidated Balance Sheets:
Postretirement benefits other than pensions	$(262,720)	$(301,408)	$(226,526)
Other accruals	(17,713)	(16,717)	(16,641)

	$(280,433)	$(318,125)	$(243,167)

Net actuarial loss and prior service cost:
Unrecognized net actuarial loss prior to adoption of FAS No. 158			$(64,371)
Unrecognized prior service cost prior to adoption of FAS No. 158			4,853
Recognized net actuarial loss in Cumulative other comprehensive loss in accordance with FAS No. 158	$(26,796)	$(71,359)
Recognized prior service cost in Cumulative other comprehensive loss in accordance with FAS No. 158	3,586	4,220

	$(23,210)	$(67,139)	$(59,518)

Weighted-average assumptions used to determine benefit obligation:
Discount rate	6.00%	5.60%	5.50%
Health care cost trend rate — pre-65	8.00%	8.50%	9.00%
Health care cost trend rate — post-65	8.00%	8.50%	9.00%
Prescription drug cost increases	10.00%	11.00%	12.00%
Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate	5.60%	5.50%	5.75%
Health care cost trend rate — pre-65	8.50%	9.00%	9.50%
Health care cost trend rate — post-65	8.50%	9.00%	11.00%
Prescription drug cost increases	11.00%	12.00%	N/A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     The following table summarizes the components of the net periodic benefit cost and cumulative other comprehensive loss related to postretirement health care and life insurance benefits:

	Postretirement Benefits Other than Pensions
	2007	2006	2005
Net periodic benefit cost:
Service cost	$4,057	$4,584	$4,445
Interest cost	16,464	16,078	17,380
Amortization of prior service credit	(634)	(634)	(4,448)
Amortization of actuarial loss	3,100	3,441	5,060

Net periodic benefit cost	22,987	$23,469	$22,437

Other changes in projected benefit obligation recognized in Cumulative other comprehensive loss (before taxes):
Net actuarial gain	(41,463)
Amortization of net actuarial loss	(3,100)
Amortization of prior service credit	634

Total recognized in Cumulative other comprehensive loss	(43,929)

Total recognized in net periodic benefit cost and Cumulative other comprehensive loss	$(20,942)

     The estimated net actuarial loss and prior service credit for postretirement benefits other than pensions that are expected to be amortized from Cumulative other comprehensive loss into net periodic benefit cost in 2008 are $213 and $(634), respectively.
     The assumed health care cost trend rate and prescription drug cost increases used to determine the net periodic benefit cost for 2008 both decrease in each successive year until reaching 5.0 percent in 2013 for prescription drug cost increases and in 2014 for health care. The assumed health care and prescription drug cost trend rates have a significant effect on the amounts reported for the postretirement health care benefit obligation. A one-percentage-point change in assumed health care and prescription drug cost trend rates would have had the following effects as of December 31, 2007:

	One-Percentage-Point
	Increase	(Decrease)
Effect on total of service and interest cost components	$259	$(248)
Effect on the postretirement benefit obligation	$4,106	$(3,903)
     The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Medicare Act) introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In accordance with FSP FAS No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” the effects of the federal subsidy resulted in a $21,400 reduction of the accumulated postretirement benefit obligation for benefits attributed to past service, which is being recognized prospectively beginning July 1, 2004. During 2007, this recognition resulted in a $3,165 reduction of the net periodic benefit cost, which consisted of $1,244 amortization of the actuarial experience gain, a $1,906 reduction in interest cost and a $15 reduction in service cost. During 2006, this recognition resulted in an $11,309 reduction of the net periodic benefit cost, which consisted of $6,556 amortization of the actuarial experience gain, a $4,254 reduction in interest cost and a $499 reduction in service cost. During 2005, this recognition resulted in a $4,030 reduction of the net periodic postretirement cost, which consisted of $2,371 amortization of the actuarial experience gain and a $1,659 reduction in interest cost. At December 31, 2007, $2,896 of the initial effects of the federal subsidy attributable to past service remain to be recognized.
     The Company expects to make retiree health care benefit cash payments and to receive Medicare Part D prescription cash reimbursements as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

		Medicare
	Retiree Health	Prescription	Expected Cash
	Care Benefits	Reimbursement	Payments - Net
2008	$21,370	$(2,853)	$18,517
2009	23,202	(2,900)	20,302
2010	24,747	(3,027)	21,720
2011	25,882	(3,070)	22,812
2012	26,445	(3,079)	23,366
2013 through 2017	131,078	(17,028)	114,050

Total expected benefit cash payments	$252,724	$(31,957)	$220,767

NOTE 7 – DEBT
Long-term debt

	Due Date	2007	2006	2005
7.375% Debentures	2027	$137,044	$137,041	$139,932
7.45% Debentures	2097	146,960	146,954	146,948
1.64% to 13.0% Promissory Notes	Through 2011	9,450	7,881	1,021
6.85% Notes	2007			197,595
9.875% Debentures	2016			1,500

		$293,454	$291,876	$486,996

     Maturities of long-term debt are as follows for the next five years: $14,912 in 2008; $5,298 in 2009; $1,288 in 2010; $1,600 in 2011 and $242 in 2012. Interest expense on long-term debt was $39,272, $40,552, and $37,201 for 2007, 2006 and 2005, respectively.
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
     On October 6, 1997, the Company issued $50,000 of debt securities consisting of 5.5% notes, due October 15, 2027, with provisions that the holders, individually or in the aggregate, may exercise a put option annually on October 15th that would require the Company to repay the securities. On or before October 15, 2000, individual debt security holders exercised put options requiring the Company to repay $46,905 of these debt securities. During 2006, additional put options were exercised requiring the Company to repay $2,995 of these debt securities. The remaining balance of these debt securities of $100 at December 31, 2007 and 2006 and $3,095 at December 31, 2005 was included in Current portion of long-term debt.
     Effective December 24, 1997, the Company filed a shelf registration with the Securities and Exchange Commission (SEC) covering $150,000 of unsecured debt securities with maturities greater than nine months from the date of issue. The Company may issue these securities from time to time in one or more series and will offer the securities on terms determined at the time of sale. There were no borrowings outstanding under this registration at December 31, 2007, 2006 and 2005.
     Effective September 8, 1998, the Company filed a universal shelf registration statement with the SEC to issue debt securities, common stock and warrants up to $1,500,000. There were no borrowings outstanding or issuance of common stock or warrants under this registration at December 31, 2007, 2006 and 2005.
     Short-term borrowings. At December 31, 2007, 2006 and 2005, borrowings outstanding under the domestic commercial paper program totaled $299,191, $338,805 and $74,678, respectively, and were included in Short-term borrowings. The weighted-average interest rate related to these borrowings was 5.5%, 5.5% and 4.2% at December 31, 2007, 2006 and 2005, respectively. Borrowings outstanding under various foreign programs at December 31, 2007 of $107,891 with a weighted-average interest rate of 8.9%, December 31, 2006 of $30,973 with a weighted—average interest rate of 4.7% and December 31, 2005 of $49,003 with a weighted-average interest rate of 5.4% were included in Short-term borrowings.
     The Company has a five-year senior unsecured revolving credit agreement. The agreement was amended effective July 19, 2005 and expires July 20, 2009. Effective December 8, 2005, a $500,000 letter of credit subfacility amendment was added to the agreement. The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
Company uses the revolving credit agreement primarily to satisfy its commercial paper program’s dollar for dollar liquidity requirement. Effective September 26, 2005, the Company’s commercial paper program maximum borrowing capability was increased to $910,000. There were no borrowings outstanding under the revolving credit agreement during all years presented.
     On April 17, 2006, the Company entered into a three-year credit agreement, which was amended on April 25, 2006 and May 8, 2006. This credit agreement gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $250,000. On May 23, 2006, the Company entered into a five-year credit agreement, which was amended on July 24, 2006. This credit agreement gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $250,000. On April 26, 2007 and on August 28, 2007, which was amended on September 17, 2007 and September 25, 2007, the company entered into an additional five-year agreement. This additional credit gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $500,000. The total credit agreements aggregated $1,000,000. At December 31,2007, $250,000 of this amount was outstanding, with a weighted-average interest rate of 5.0%. At December 31, 2006, there were no borrowings outstanding under any of these credit agreements.
     On February 1, 2006, the Company sold or contributed certain of its accounts receivable to SWC Receivables Funding LLC (SWC), a consolidated wholly-owned subsidiary. SWC entered into an accounts receivable securitization borrowing facility with a third-party program agent. Under this program, SWC may borrow up to $500,000 and will secure such borrowings by granting a security interest in the accounts receivable, related security and the cash collections and proceeds of the receivables. At December 31, 2007 and 2006, SWC had no borrowings outstanding under this program.
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
     The Company is involved with environmental investigation and remediation activities at some of its currently and formerly owned sites (including sites which were previously owned and/or operated by businesses acquired by the Company). In addition, the Company, together with other parties, has been designated a potentially responsible party under federal and state environmental protection laws for the investigation and remediation of environmental contamination and hazardous waste at a number of third-party sites, primarily Superfund sites. In general, these laws provide that potentially responsible parties may be held jointly and severally liable for investigation and remediation costs regardless of fault. The Company may be similarly designated with respect to additional third-party sites in the future.
     The Company initially provides for estimated costs of environmental-related activities relating to its past operations and third-party sites for which commitments or clean-up plans have been developed and when such costs can be reasonably estimated based on industry standards and professional judgment. These estimated costs are determined based on currently available facts regarding each site. If the best estimate of costs can only be identified as a range and no specific amount within that range can be determined more likely than any other amount within the range, the minimum of the range is provided. At December 31, 2007, the aggregate unaccrued maximum of the estimated range of possible outcomes is $126,522 higher than the minimum.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
determination of acceptable remediation with respect to a particular site.
     Included in Other long-term liabilities at December 31, 2007, 2006, and 2005 were accruals for extended environmental-related activities of $133,333, $133,610 and $125,382, respectively. Estimated costs of current investigation and remediation activities of $60,447, $39,529 and $33,452 were included in Other accruals at December 31, 2007, 2006 and 2005, respectively. All accrued amounts were recorded on an undiscounted basis.
     Five of the Company’s currently and formerly owned manufacturing sites accounted for the majority of the accrual for environmental-related activities and the unaccrued maximum of the estimated range of possible outcomes at December 31, 2007. At December 31, 2007, $144,439, or 74.5 percent of the total accrual, related directly to these five sites. In the aggregate unaccrued maximum of $126,522 at December 31, 2007, $82,914, or 65.5 percent, related to the five manufacturing sites. While environmental investigations and remedial actions are in different stages at these sites, additional investigations, remedial actions and monitoring will likely be required at each site.
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
     FIN No. 47, “Accounting for Conditional Asset Retirement Obligations — an Interpretation of FASB Statement No. 143,” requires a liability to be recognized for the fair value of a conditional asset retirement obligation if a settlement date and fair value can be reasonably estimated. The Company recognizes a liability for any conditional asset retirement obligation when sufficient information is available to reasonably estimate a settlement date to determine the fair value of such a liability. The Company has identified certain conditional asset retirement obligations at various current and closed manufacturing, distribution and store facilities. These obligations relate primarily to asbestos abatement, hazardous waste Resource Conservation and Recovery Act (RCRA) closures, well abandonment, transformers and used oil disposals and underground storage tank closures. Using investigative, remediation and disposal methods that are currently available to the Company, the estimated costs of these obligations were accrued and are not significant. The recording of additional liabilities for future conditional asset retirement obligations may result in a material impact on net income for the annual or interim period during which the costs are accrued. Management does not believe that any potential liability ultimately attributed to the Company for its conditional asset retirement obligations will have a material adverse effect on the Company’s financial condition, liquidity, or cash flow due to the extended period of time over which sufficient information may become available regarding the closure or modification of any one or group of the Company’s facilities. An estimate of the potential impact on the Company’s operations cannot be made due to the aforementioned uncertainties.
NOTE 9 – LITIGATION
     In the course of its business, the Company is subject to a variety of claims and lawsuits, including litigation relating to product liability and warranty, personal injury, environmental, intellectual property, commercial, contractual and antitrust claims that are inherently subject to many uncertainties regarding the possibility of a loss to the Company. These uncertainties will ultimately be resolved when one or more future events occur or fail to occur confirming the incurrence of a liability or the reduction of a liability. In accordance with FAS No. 5, “Accounting for Contingencies”, the Company accrues for these contingencies by a charge to income when it is both probable that one or more future events will occur confirming the fact of a loss and the amount of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
loss can be reasonably estimated. In the event that the Company’s loss contingency is ultimately determined to be significantly higher than currently accrued, the recording of the additional liability may result in a material impact on the Company’s results of operations, liquidity or financial condition for the annual or interim period during which such additional liability is accrued. In those cases where no accrual is recorded because it is not probable that a liability has been incurred and cannot be reasonably estimated, any potential liability ultimately determined to be attributable to the Company may result in a material impact on the Company’s results of operations, liquidity or financial condition for the annual or interim period during which such liability is accrued. In those cases where no accrual is recorded or exposure to loss exists in excess of the amount accrued, FAS No. 5 requires disclosure of the contingency when there is a reasonable possibility that a loss or additional loss may have been incurred if even the possibility may be remote.
     Lead pigment and lead-based paint litigation. The Company’s past operations included the manufacture and sale of lead pigments and lead-based paints. The Company, along with other companies, is a defendant in a number of legal proceedings, including individual personal injury actions, purported class actions, actions brought by the State of Rhode Island and the State of Ohio, and actions brought by various counties, cities, school districts and other government-related entities, arising from the manufacture and sale of lead pigments and lead-based paints. The plaintiffs are seeking recovery based upon various legal theories, including negligence, strict liability, breach of warranty, negligent misrepresentations and omissions, fraudulent misrepresentations and omissions, concert of action, civil conspiracy, violations of unfair trade practice and consumer protection laws, enterprise liability, market share liability, public nuisance, unjust enrichment and other theories. The plaintiffs seek various damages and relief, including personal injury and property damage, costs relating to the detection and abatement of lead-based paint from buildings, costs associated with a public education campaign, medical monitoring costs and others. The Company is also a defendant in legal proceedings arising from the manufacture and sale of non-lead-based paints which seek recovery based upon various legal theories, including the failure to adequately warn of potential exposure to lead during surface preparation when using non-lead-based paint on surfaces previously painted with lead-based paint. The Company believes that the litigation brought to date is without merit or subject to meritorious defenses and is vigorously defending such litigation. The Company expects that additional lead pigment and lead-based paint litigation may be filed against the Company in the future asserting similar or different legal theories and seeking similar or different types of damages and relief.
     Notwithstanding the Company’s views on the merits, litigation is inherently subject to many uncertainties and the Company ultimately may not prevail. Adverse court rulings, such as the judgment against the Company and other defendants in the State of Rhode Island action and the Wisconsin State Supreme Court’s July 2005 determination that Wisconsin’s risk contribution theory may apply in the lead pigment litigation (both discussed in more detail below), or determinations of liability, among other factors, could affect the lead pigment and lead-based paint litigation against the Company and encourage an increase in the number and nature of future claims and proceedings. In addition, from time to time, various legislation and administrative regulations have been enacted, promulgated or proposed to impose obligations on present and former manufacturers of lead pigments and lead-based paints respecting asserted health concerns associated with such products or to overturn the effect of court decisions in which the Company and other manufacturers have been successful.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
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
     The State of Rhode Island retried the case and on February 22, 2006, the jury returned a verdict, finding that (i) the cumulative presence of lead pigment in paints and coatings on buildings in the State of Rhode Island constitutes a public nuisance, (ii) the Company, along with two other defendants, caused or substantially contributed to the creation of the public nuisance, and (iii) the Company and two other defendants should be ordered to abate the public nuisance. On February 28, 2006, the Court granted the defendants’ motion to dismiss the punitive damages claim, finding insufficient evidence to support the State’s request for punitive damages. On February 26, 2007, the Court issued a decision on the post-trial motions and other matters pending before the Court. Specifically, the Court (i) denied the defendant’s post-trial motions for judgment as a matter of law and for a new trial, (ii) decided to enter a judgment of abatement in favor of the State against the Company and two other defendants, and (iii) decided to appoint a special master for the purpose of assisting the Court in its consideration of a remedial order to implement the judgment of abatement, and if necessary, any monitoring of the implementation of that order. On March 16, 2007, final judgment was entered against the Company and two other defendants. Also on March 16, 2007, the Company filed its notice of appeal to the Rhode Island Supreme Court. Oral argument on the Company’s and two other defendants’ appeal to the Rhode Island Supreme Court is scheduled for May 2008. Proceedings relating to a remedial order to implement the judgment of abatement are continuing in the Court during the pending appeal to the Rhode Island Supreme Court.
     The Company cannot reasonably determine the impact that the State of Rhode Island decision and determination of liability will have on the number or nature of present or future claims and proceedings against the Company or estimate the amount or range of ultimate loss that it may incur.
     Other public nuisance claim litigation. The Company and other companies are defendants in other legal proceedings seeking recovery based on public nuisance liability theories including claims brought by the County of Santa Clara, California and other public entities in the State of California, the City of St. Louis, Missouri, the City of Milwaukee, Wisconsin, various cities and counties in the State of New Jersey, various cities in the State of Ohio and the State of Ohio.
     The Santa Clara County, California proceeding was initiated in March 2000. The named plaintiffs are the County of Santa Clara, County of Santa Cruz, County of Solano, County of Alameda, County of Kern, City and County of San Francisco, San Francisco Housing Authority, San Francisco Unified School District, City of Oakland, Oakland Housing Authority, Oakland Redevelopment Agency and the Oakland Unified School District. The proceeding purports to be a class action on behalf of all public entities in the State of California except the State and its agencies. The plaintiffs’ second amended complaint asserted claims for fraud and concealment, strict product liability/failure to warn, strict product liability/ design defect, negligence, negligent breach of a special duty, public nuisance, private nuisance and violations of California’s Business and Professions Code, and the third amended complaint alleges similar claims including a claim for public nuisance. Various asserted claims were resolved in favor of the defendants through pre-trial demurrers and motions to strike. In October 2003, the trial court granted the defendants’ motion for summary judgment against the remaining counts on statute of limitation grounds. The plaintiffs appealed the trial court’s decision and on March 3, 2006, the Court of Appeal, Sixth Appellate District, reversed in part the demurrers and summary judgment entered in favor of the Company and the other defendants. The Court of Appeal reversed the dismissal of the public nuisance claim for abatement brought by the cities of Santa Clara and Oakland and the City and County of San Francisco, and reversed summary judgment on all of the plaintiffs’ fraud claim to the extent that the plaintiffs alleged that the defendants had made fraudulent statements or omissions minimizing the risks of low-level exposure to lead. The Court of Appeal further vacated the summary judgment holding that the statute of limitations barred the plaintiffs’ strict liability and negligence claims, and held that those claims had not yet accrued because physical

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
injury to the plaintiffs’ property had not been alleged. The Court of Appeal affirmed the dismissal of the public nuisance claim for damages to the plaintiffs’ properties, most aspects of the fraud claim, the trespass claim and the unfair business practice claim. The plaintiffs have filed a motion for leave to file a fourth amended complaint. On April 4, 2007, the trial court entered an order granting the defendants’ motion to bar payment of contingent fees to private attorneys. The plaintiffs appealed the trial court’s order and oral argument on the appeal was held in January 2008 before the California Court of Appeal.
     The City of St. Louis proceeding was initiated in January 2000. The City initially alleged claims for strict liability, negligence, fraudulent misrepresentation, negligent misrepresentation, concert of action, conspiracy, public nuisance, restitution and indemnity. Following various pre-trial proceedings during which many of the asserted claims were dismissed by the trial court or voluntarily dismissed by the City, on June 10, 2003, the City filed its fourth amended petition alleging a single count of public nuisance. Following further pre-trial proceedings, on January 18, 2006, the trial court granted the defendants’ motion for summary judgment based on the City’s lack of product identification evidence. The City has appealed the trial court’s January 18, 2006 decision and a prior trial court decision. On June 12, 2007, the Missouri Supreme Court affirmed summary judgment for the Company and other defendants. This decision concludes the case in favor of the Company and the other defendants.
     The City of Milwaukee proceeding was initiated in April 2001 against Mautz Paint Co. and NL Industries, Inc. On November 7, 2001, the Company acquired certain assets of Mautz Paint Co. and agreed (under terms and conditions set forth in the purchase agreement) to defend and indemnify Mautz Paint Co. for its liability, if any, to the City of Milwaukee in this action. The City’s complaint included claims for continuing public nuisance, restitution, conspiracy, negligence, strict liability, failure to warn and violation of Wisconsin’s trade practices statute. Following various pre-trial proceedings during which several of the City’s claims were dismissed by the court or voluntarily dismissed by the City, on August 13, 2003, the trial court granted defendants’ motion for summary judgment on the remaining claims. The City appealed and, on November 9, 2004, the Wisconsin Court of Appeals reversed the trial court’s decision and remanded the claims for public nuisance, conspiracy and restitution to the trial court. On February 13, 2007, the trial court entered an order severing and staying the claims against Mautz Paint Co. The action against NL Industries proceeded to trial and the jury found that the presence of lead paint in Milwaukee is a public nuisance, but that NL Industries was not at fault for the public nuisance. The City of Milwaukee is appealing the jury verdict finding that NL Industries did not intentionally cause a public nuisance and the trial court’s denial of the City’s post-trial motions.
     In December 2001 and early 2002, a number of cities and counties in New Jersey individually initiated proceedings in the Superior Court of New Jersey against the Company and other companies asserting claims for fraud, public nuisance, civil conspiracy, unjust enrichment and indemnity. The New Jersey Supreme Court consolidated all of the cases and assigned them to the Superior Court in Middlesex County. By order dated November 4, 2002, the Superior Court granted the defendants’ motion to dismiss all complaints. The plaintiffs appealed and, on August 17, 2005, the Appellate Division affirmed the dismissal of all claims except public nuisance. The Appellate Division reinstated the public nuisance claim in each case. On November 17, 2005, the New Jersey Supreme Court granted defendants’ petition for certification to review the reinstatement of the public nuisance claims. On June 15, 2007, the New Jersey Supreme Court reversed the Appellate Division’s decision and reinstated the dismissal of the public nuisance claims. This decision concludes the case in favor of the Company and the other defendants.
     In 2006 and 2007, a number of cities in Ohio individually initiated proceedings in state court against the Company and other companies asserting claims for public nuisance, concert of action, unjust enrichment, indemnity and punitive damages. Also in September 2006, the Company initiated proceedings in the United States District Court, Southern District of Ohio, against certain of the Ohio cities which initiated the state court proceedings referred to in the preceding sentence and John Doe cities and public officials. The Company’s proceeding seeks declaratory and injunctive relief to prevent the violation of the Company’s federal constitutional rights in relation to such state court proceedings. In November 2007 and December 2007, many of these actions were voluntarily dismissed without prejudice by the plaintiff cities.
     In April 2007, the State of Ohio filed an action against the Company and other companies asserting a claim for public nuisance. The State of Ohio seeks compensatory and punitive damages. Simultaneously, the State of Ohio filed a motion to consolidate this action with the action previously filed by the City of Columbus (one of the Ohio

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
cities referred to in the preceding paragraph) and a motion to stay this action pending the Ohio Supreme Court’s resolution of the mandamus action in State ex rel. The Ohio General Assembly v. Brunner, Case No. 2007-0209. In September 2007, the trial court entered an order to reinstate these actions due to the Ohio Supreme Court’s decision on the mandamus action in State ex rel. The Ohio General Assembly v. Brunner.
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
     The plaintiff in Thomas v. Lead Industries Association, et al., initiated an action against the Company, other alleged former lead pigment manufacturers and the Lead Industries Association in September 1999. The claims against the Company and the other defendants include strict liability, negligence, negligent misrepresentation and omissions, fraudulent misrepresentation and omissions, concert of action, civil conspiracy and enterprise liability. Implicit within these claims is the theory of “risk contribution” liability (Wisconsin’s theory which is similar to market share liability) due to the plaintiff’s inability to identify the manufacturer of any product that allegedly injured the plaintiff. Following various pre-trial proceedings during which certain of the plaintiff’s claims were dismissed by the court, on March 10, 2003, the trial court granted the defendants’ motion for summary judgment, dismissing the case with prejudice and awarding costs to each defendant. The plaintiff appealed and on June 14, 2004, the Wisconsin Court of Appeals affirmed the trial court’s decision. On July 15, 2005, the Wisconsin Supreme Court reversed in part the trial court’s decision and decided, assuming all of plaintiff’s facts in the summary judgment record to be true, that the risk contribution theory could then apply to excuse the plaintiff’s lack of evidence identifying any of the Company’s or the other defendant’s products as the cause of the alleged injury. The case was remanded to the trial court for further proceedings and a trial commenced on October 1, 2007. On November 5, 2007, the jury returned a defense verdict, finding that the plaintiff had ingested white lead carbonate, but was not brain damaged or injured as a result. The plaintiff filed post-trial motions for a new trial which were denied by the trial court.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
NOTE 10 – CAPITAL STOCK
     At December 31, 2007, there were 300,000,000 shares of common stock and 30,000,000 shares of serial preferred stock authorized for issuance. Of the authorized serial preferred stock, 3,000,000 shares are designated as cumulative redeemable serial preferred stock and 1,000,000 shares are designated as convertible serial preferred stock (see Note 11). An aggregate of 16,477,802, 19,125,460, and 16,241,480 shares of common stock at December 31, 2007, 2006 and 2005, respectively, were reserved for future grants of restricted stock and the exercise and future grants of option rights (see Note 12). Common shares outstanding shown in the following table included 475,628 shares of common stock held in a revocable trust at December 31, 2007, 2006 and 2005, respectively. The revocable trust is used to accumulate assets for the purpose of funding the ultimate obligation of certain non-qualified benefit plans. Transactions between the Company and the trust are accounted for in accordance with EITF No. 97-14, “Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested,” which requires the assets held by the trust be consolidated with the Company’s accounts.

	Common Shares	Common Shares
	in Treasury	Outstanding
Balance at January 1, 2005	75,619,150	140,777,115
Shares tendered as payment for options exercised	28,817	(28,817)
Shares issued for exercise of stock options		2,344,543
Shares tendered in connection with restricted stock grants	71,335	(71,335)
Net shares issued under restricted stock grants		193,875
Treasury stock purchased	8,076,000	(8,076,000)

Balance at December 31, 2005	83,795,302	135,139,381
Shares tendered as payment for options exercised	23,832	(23,832)
Shares issued for exercise of stock options		3,691,704
Shares tendered in connection with restricted stock grants	441	(441)
Net shares issued under restricted stock grants		358,475
Treasury stock purchased	5,600,000	(5,600,000)

Balance at December 31, 2006	89,419,575	133,565,287
Shares tendered as payment for options exercised	18,593	(18,593)
Shares issued for exercise of stock options		2,345,069
Shares tendered in connection with restricted stock grants	125,022	(125,022)
Net shares issued under restricted stock grants		247,500
Treasury stock purchased	13,200,000	(13,200,000)

Balance at December 31, 2007	102,763,190	122,814,241

NOTE 11 – STOCK PURCHASE PLAN AND PREFERRED STOCK
     As of December 31, 2007, 26,708 employees contributed to the Company’s ESOP, a voluntary defined contribution plan available to all eligible salaried employees. Participants are allowed to contribute, on a pretax basis only, up to the lesser of 20 percent of their annual compensation or the maximum dollar amount allowed under the Internal Revenue Code. Such participant contributions may be invested in a variety of mutual funds or a Company common stock fund and may be exchanged between investments as directed by the participant. The Company matches current contributions up to 6 percent of annual compensation. Effective January 1, 2007, the ESOP was amended to permit participants to diversify both future and a portion of prior Company matching contributions previously allocated to the Company common stock fund into a variety of mutual funds.
     The Company made contributions to the ESOP on behalf of participating employees, representing amounts authorized by employees to be withheld from their earnings on a pre-tax basis, of $71,691, $66,032, and $58,579 in 2007, 2006 and 2005, respectively. The Company’s matching contributions to the ESOP charged to operations were $52,683, $48,123, and $42,353 for 2007, 2006 and 2005, respectively.
     At December 31, 2007, there were 18,639,347 shares of the Company’s common stock being held by the ESOP, representing 15.2 percent of the total number of voting shares outstanding. Shares of Company common stock credited to each member’s account under the ESOP are voted by the trustee under instructions from each

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
individual plan member. Shares for which no instructions are received, along with any unallocated shares held in the ESOP, are voted by the trustee in the same proportion as those for which instructions are received.
     On August 1, 2006, the Company issued 500,000 shares of convertible serial preferred stock, no par value (Series 2 Preferred stock) with cumulative quarterly dividends of $11.25 per share, for $500,000 to the ESOP. The ESOP financed the acquisition of the Series 2 Preferred stock by borrowing $500,000 from the Company at the rate of 5.5 percent per annum. This borrowing is payable over ten years in equal quarterly installments. Each share of Series 2 Preferred stock is entitled to one vote upon all matters presented to the Company’s shareholders and generally votes with the common stock together as one class. The Series 2 Preferred stock is held in an unallocated account by the ESOP until the value of compensation expense related to the Company’s contributions is earned at which time contributions are credited to the members’ accounts. The Series 2 Preferred stock is redeemable for cash or convertible into common stock or any combination thereof at the option of the ESOP based on the relative fair value of the Series 2 Preferred and common stock at the time of conversion. At December 31, 2007, 2006 and 2005, there were no allocated or committed-to-be-released shares of Series 2 Preferred stock outstanding. The ESOP redeemed 108,482 and 66,785 shares of the Series 2 Preferred stock for cash in 2007 and 2006, respectively.
     On August 27, 2003, the Company issued 350,000 shares of convertible serial preferred stock (Series 1 Preferred stock) with cumulative quarterly dividends of $10.00 per share for $350,000 to the ESOP. The ESOP financed the acquisition of the Series 1 Preferred stock by borrowing $350,000 from the Company at the rate of 4.5 percent per annum. Each share of Series 1 Preferred stock was entitled to one vote upon all matters presented to the Company’s shareholders and generally votes with the common stock together as one class. The Series 1 Preferred stock was held in an unallocated account by the ESOP until the value of compensation expense related to the Company’s contributions was earned at which time contributions were credited to the members’ accounts. The ESOP redeemed 34,702 shares of the Series 1 Preferred stock for cash in 2006 and 137,117 for cash in 2005.
NOTE 12 – STOCK-BASED COMPENSATION
     At the Annual Meeting of Shareholders held on April 19, 2006, the shareholders approved the 2006 Equity and Performance Incentive Plan (Employee Plan) that replaced the 2003 Stock Plan and authorizes the Board of Directors, or a committee of the Board of Directors, to issue or transfer up to an aggregate of 10,000,000 shares of common stock, plus any shares relating to awards that expire, are forfeited or cancelled. The Employee Plan permits the granting of option rights, appreciation rights, restricted stock, restricted stock units, performance shares and performance units to eligible employees. At December 31, 2007, no appreciation rights, restricted stock units, performance shares or performance units had been granted under the Employee Plan. No further grants may be made under the 2003 Stock Plan, all rights granted under that plan remain.
     At the Annual Meeting of Shareholders held on April 19, 2006, the shareholders also approved the 2006 Stock Plan for Nonemployee Directors (Nonemployee Plan) that replaced the 1997 Stock Plan and authorizes the Board of Directors, or a committee of the Board of Directors, to issue or transfer up to an aggregate of 200,000 shares of common stock, plus any shares relating to awards that expire, are forfeited or are cancelled. The Nonemployee Plan permits the granting of option rights, appreciation rights, restricted stock and restricted stock units to members of the Board of Directors who are not employees of the Company. At December 31, 2007, no option rights, appreciation rights or restricted stock units had been granted under the Nonemployee Plan. No further grants may be made under the 1997 Stock Plan, all rights granted under that plan remain.
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
     At December 31, 2007, the Company had total unrecognized stock-based compensation expense of $62,801 that is expected to be recognized over a weighted-average period of 1.27 years. Total stock-based compensation expense, recognized in Selling, general and administrative expenses, aggregated $35,355, $29,489 and $8,723 during 2007, 2006 and 2005, respectively. The Company recognized a total income tax benefit related to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
stock-based compensation expense of $13,651, $10,162 and $3,052 during 2007, 2006 and 2005, respectively. The impact of total stock-based compensation expense, net of taxes, on net income reduced both Basic and Diluted net income per common share by $.18 and $.17, respectively, during 2007.
     Prior to January 1, 2006, stock-based compensation was accounted for under Accounting Principles Board Opinion (APBO) No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. The presentation of pro-forma information regarding the impact of total stock-based compensation on net income and net income per common share for prior periods is required by FAS No. 123R. Such pro-forma information, determined as if the Company had accounted for its stock-based compensation under the fair value method during 2005, is illustrated in the following table:

Net income, as reported	$463,258
Add: Total stock-based compensation expense included in the determination of net income as reported, net of related tax effects	5,671
Less: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(12,313)

Pro-forma net income	$456,616

Net income per common share:
Basic — as reported	$3.39
Basic — pro-forma	$3.34
Diluted — as reported	$3.28
Diluted — pro-forma	$3.23
     Option rights. The fair value of the Company’s option rights was estimated at the date of grant using a Black-Scholes-Merton option-pricing model with the following weighted-average assumptions for all option rights granted to both employees and nonemployee directors:

			FAS
	FAS No. 123R		No. 123
	Expense		Pro-forma
	2007	2006	2005
Risk-free interest rate	4.03%	4.68%	4.15%
Expected life of options	4.67 years	4.55 years	4.33 years
Expected dividend yield of stock	1.80%	1.84%	1.86%
Expected volatility of stock	.279	.259	.240
     The risk-free interest rate is based upon the U.S. Treasury yield curve at the time of grant. The expected life of options was calculated using a scenario analysis model. Historical data was used to aggregate the holding period from actual exercises, post-vesting cancellations and hypothetical assumed exercises on all outstanding options. The expected dividend yield of stock is the Company’s best estimate of the expected future dividend yield. Expected volatility of stock was calculated using historical and implied volatilities. The Company applied an estimated forfeiture rate of 4.22 percent to the 2007 grants. This rate was calculated based upon historical activity and is an estimate of granted shares not expected to vest. If actual forfeitures differ from the expected rate, the Company may be required to make additional adjustments to compensation expense in future periods.
     Grants of option rights for non-qualified and incentive stock options have been awarded to certain officers, key employees and nonemployee directors under the Employee Plan, the 2003 Stock Plan, and the 1997 Plan. The option rights generally become exercisable to the extent of one-third of the optioned shares for each full year following the date of grant and generally expire ten years after the date of grant. Unrecognized compensation expense with respect to option rights granted to eligible employees amounted to $36,780 at December 31, 2007. The unrecognized compensation expense is being amortized on a straight-line basis over the three-year vesting period and is expected to be recognized over a weighted average period of 1.91 years.
     The total intrinsic value of exercised option rights for employees was $85,158, $96,091 and $47,132 and for nonemployee directors was $252, $1,900 and $244 during 2007, 2006 and 2005, respectively. The outstanding option rights for nonemployee directors were 81,667, 88,167 and 151,914 for 2007, 2006 and 2005, respectively. The Company issues new shares upon exercises of option rights or granting of restricted stock.
     A summary of the Company’s non-qualified and incentive stock option right activity for employees and nonemployee directors, and related information for the years ended December 31, 2007, 2006 and 2005 is shown in the following table:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

	2007			2006			2005
		Weighted-			Weighted-			Weighted-
		Average			Average			Average
		Exercise	Aggregate		Exercise	Aggregate		Exercise	Aggregate
	Optioned	Price	Intrinsic	Optioned	Price	Intrinsic	Optioned	Price	Intrinsic
	Shares	Per Share	Value	Shares	Per Share	Value	Shares	Per Share	Value
Outstanding beginning of year	10,716,711	$37.30		12,608,942	$31.09		13,286,833	$28.14
Granted	1,543,594	63.74		1,869,186	58.47		2,026,500	43.79
Exercised	(2,345,069)	30.34		(3,691,704)	26.72		(2,344,543)	24.90
Forfeited	(106,024)	52.10		(68,496)	41.30		(352,012)	34.42
Expired	(2,920)	44.10		(1,217)	40.24		(7,836)	29.42

Outstanding end of year	9,806,292	$42.95	$158,586	10,716,711	$37.30	$285,742	12,608,942	$31.09	$182,031

Exercisable at end of year	6,431,305	$34.98	$148,643	6,908,633	$29.96	$234,859	8,606,343	$26.60	$162,864
Weighted-average per share fair value of option rights granted during year	$16.28			$14.58			$9.57
Shares reserved for future grants	6,671,510			8,408,749			3,632,538
     Restricted stock. Grants of restricted stock, which generally require four years of continuous employment from the date of grant before vesting and receiving the stock without restriction, have been awarded to certain officers and key employees under the Employee Plan and the 2003 Stock Plan. The shares of stock to be received without restriction under these plans are based on the Company’s achievement of specified financial goals relating to average return on average equity and earnings before interest, taxes, depreciation and amortization. Unrecognized compensation expense with respect to grants of restricted stock to eligible employees amounted to $25,037 at December 31, 2007 and is being amortized on a straight-line basis over the four-year vesting period and is expected to be recognized over a weighted average period of 1.77 years.
     Grants of restricted stock have been awarded to nonemployee directors under the Nonemployee Plan and the 1997 Plan. These grants generally vest and stock is received without restriction to the extent of one-third of the granted stock for each year following the date of grant. Unrecognized compensation expense with respect to grants of restricted stock to nonemployee directors amounted to $984 at December 31, 2007 and is being amortized on a straight-line basis over the three-year vesting period and is expected to be recognized over a weighted average period of 1.51 years.
     A summary of grants of restricted stock to to certain officers, key employees and nonemployee directors during 2007, 2006 and 2005 is as follows:

	2007	2006	2005
Restricted stock granted	258,905	362,475	330,625
Weighted-average per share fair value of restricted stock granted during the year	$70.28	$48.86	$43.27
     A summary of the Company’s restricted stock activity for the years ended December 31, 2007, 2006 and 2005 is shown in the following table:

	2007	2006	2005
Outstanding beginning of year	1,232,100	885,625	888,250
Granted	258,905	362,475	330,625
Vested	(337,000)	(12,000)	(196,500)
Forfeited	(11,405)	(4,000)	(136,750)

Outstanding end of year	1,142,600	1,232,100	885,625

NOTE 13 – OTHER EXPENSE
     Other general expense – net. Certain amounts that were included in Other expense-net in 2005 were reclassified to Other general expense-net to conform with the 2006 presentation. Included in Other general expense - net were the following:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

	2007	2006	2005
Provisions for environmental matters-net	$28,391	$23,341	$24,920
Gain on disposition of assets	(10,422)	(503)	(3,621)
Net (income) expense of exit or disposal activities	(439)	608	(235)
Loss on disposition of joint venture investment			7,858

Total	$17,530	$23,446	$28,922

     Provisions for environmental matters–net represent site-specific increases or decreases to environmental-related accruals as information becomes available upon which more accurate costs can be reasonably estimated and as additional accounting guidelines are issued. Environmental-related accruals are not recorded net of insurance proceeds in accordance with FIN No. 39, “Offsetting of Amounts Related to Certain Contracts – an Interpretation of APB Opinion No. 10 and FASB Statement No. 105.” See Note 8 for further details on the Company’s environmental-related activities.
     The gain on disposition of assets represents net realized gains or losses associated with the disposal of fixed assets previously used in the conduct of the primary business of the Company.
     The net (income) expense of exit or disposal activities represents additional impairments for revisions in estimated fair value of property, plant and equipment or changes to accrued qualified exit costs as information becomes available upon which more accurate amounts can be reasonably estimated. See Note 5 for further details.
     The loss on disposition of joint venture investment represents a realized loss resulting from the sale at less than carrying value of the Company’s majority ownership of Kinlita, a joint venture in China included in the Global Group. See Note 2 for further details.
     Other expense – net. Included in Other expense — net were the following:

	2007	2006	2005
Dividend and royalty income	$(4,095)	$(3,718)	$(3,329)
Net expense from financing and investing activities	5,976	3,162	5,762
Foreign currency related (gains) losses	(243)	2,870	1,354
Other income	(7,757)	(4,547)	(4,559)
Other expense	3,798	3,637	2,789

Total	$(2,321)	$1,404	$2,017

     The net expense from financing and investing activities includes the net gain or loss relating to the change in the Company’s investment in certain long-term asset funds and financing fees.
     Foreign currency related (gains) losses included foreign currency transaction gains and losses and realized and unrealized gains and losses from foreign currency option and forward contracts. The Company had foreign currency option and forward contracts outstanding at December 31, 2007 and December 31, 2006. All of the outstanding contracts had maturity dates of less than twelve months and were undesignated hedges with changes in fair value being recognized in earnings in accordance with FAS No. 133. These derivative instrument values were included in either Other current assets or Other accruals and were insignificant at December 31, 2007 and December 31, 2006. There were no contracts outstanding at December 31, 2005.
     Other income and Other expense included items of revenue, gains, expenses and losses that were unrelated to the primary business purpose of the Company. Each individual item within the Other income or Other expense caption was immaterial; no single category of items exceeded $1,000.
NOTE 14 – INCOME TAXES
     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using the enacted tax rates and laws that are currently in effect. Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2007, 2006 and 2005 were as follows:

	2007	2006	2005
Deferred tax assets:
Exit costs, environmental and other similar items	$77,725	$56,914	$54,683

Other items (each less than 5 percent of total assets)	122,938	161,447	135,952

Total deferred tax assets	$200,663	$218,361	$190,635

Deferred tax liabilities:

Depreciation and amortization	$111,311	$98,445	$82,931

Deferred employee benefit items	16,227	171	46,723

Total deferred tax liabilities	$127,538	$98,616	$129,654

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     Netted against the Company’s other deferred tax assets were valuation reserves of $3,728, $739 and $5,658 at December 31, 2007, 2006 and 2005, respectively, resulting from the uncertainty as to the realization of the tax benefits from certain foreign net operating losses and certain other foreign assets.
     Significant components of the provisions for income taxes were as follows:

	2007	2006	2005
Current:
Federal	$213,767	$208,835	$171,676
Foreign	28,388	22,684	17,321
State and local	27,485	38,087	19,860

Total current	269,640	269,606	208,857

Deferred:
Federal	19,511	(8,129)	(4,813)
Foreign	3,602	(2,705)	(7,455)
State and local	4,612	(518)	(4,988)

Total deferred	27,725	(11,352)	(17,256)

Total provisions for income taxes	$297,365	$258,254	$191,601

     The provisions for income taxes included estimated taxes payable on that portion of retained earnings of foreign subsidiaries expected to be received by the Company. The effect of the repatriation provisions of the American Jobs Creation Act of 2004 and the provisions of APBO No. 23, “Accounting for Income Taxes – Special Areas,” was $1,925 in 2007, $1,834 in 2006 and $1,234 in 2005. A provision was not made with respect to $14,454 of retained earnings at December 31, 2007 that have been invested by foreign subsidiaries. It was not practicable to estimate the amount of unrecognized deferred tax liability for undistributed foreign earnings.
     Significant components of income before income taxes and minority interest as used for income tax purposes, were as follows:

	2007	2006	2005
Domestic	$802,211	$736,875	$583,993
Foreign	110,732	97,437	72,222

	$912,943	$834,312	$656,215

     A reconciliation of the statutory federal income tax rate to the effective tax rate follows:

	2007	2006	2005
Statutory federal income tax rate	35.0%	35.0%	35.0%
Effect of:
State and local income taxes	2.3	2.9	1.5
Investment vehicles	(1.1)	(2.8)	(1.6)
ESOP dividends	(1.6)	(2.6)	(5.2)
Other — net	(2.0)	(1.5)	(0.5)

Effective tax rate	32.6%	31.0%	29.2%

     The 2007 state and local income tax component of the effective tax rate decreased compared to 2006 primarily due to additional state income tax credits and favorable audit settlements in 2007. The decrease in the tax deduction related to investment vehicles was the result of a decrease in the impact of investments in tax favorable vehicles in 2007 compared to 2006. The decrease in the benefit related to ESOP dividends in 2007 as compared to prior years was due to changes in financial conditions such as stock price, dividend rate, number of shares in the Plan and changes in the tax laws, including the Pension Protection Act of 2006.
     The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. The Internal Revenue Service (IRS) commenced an examination of the Company’s U.S. income tax returns for the 2004 and 2005 tax years in the first quarter of 2007. Fieldwork is anticipated to be completed prior to December 31, 2008. At this time, the Company cannot determine if an additional payment may be due. As of December 31, 2007, the Company is subject to non-U.S. income tax examinations for the tax years of 2000 through 2007. In addition, the Company is subject to state and local income tax examinations for the tax years 1992 through 2007. Included in the balance of unrecognized tax benefits at December 31, 2007 is $4,739 related to tax positions for which it is reasonably possible that the total amounts could significantly change during the next twelve months. This amount represents a decrease in unrecognized tax benefits comprised primarily of items related to assessed state income tax audits, state settlement negotiations currently in progress and expiring statutes in foreign jurisdictions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     Effective January 1, 2007, the Company adopted FIN No. 48, “Accounting for Uncertainty in Income Taxes.” In accordance with FIN No. 48, the Company recognized a cumulative-effect adjustment of $3.4 million, increasing its liability for unrecognized tax benefits, interest and penalties and reducing the January 1, 2007 balance of Retained Earnings. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$37,807
Additions based on tax positions related to the current year	5,570
Additions for tax positions of prior years	4,070
Reductions for tax positions of prior years	(4,998)
Settlements	(1,915)
Lapses of Statutes of Limitations	(1,156)

Balance at December 31, 2007	$39,378

     Included in the balance of unrecognized tax benefits at December 31, 2007, is $34,235 in unrecognized tax benefits, the recognition of which would have an affect on the effective tax rate. This amount differs from the gross unrecognized tax benefits presented in the table due to the decrease in U.S. federal income taxes which would occur upon recognition of the state tax benefits included therein.
     The Company classifies all income tax related interest and penalties as income tax expense. During the tax year ended December 31, 2007, the Company recognized $1,095 in income tax interest and penalties. As of December 31, 2007, the Company has accrued $15,812 for the potential payment of interest and penalties.
NOTE 15 – NET INCOME PER COMMON SHARE

	2007	2006	2005
Basic
Average common shares outstanding	127,222,007	133,579,145	136,816,868

Net income	$615,578	$576,058	$463,258

Net income per common share	$4.84	$4.31	$3.39

Diluted
Average common shares outstanding	127,222,007	133,579,145	136,816,868
Non-vested restricted stock grants	1,152,162	1,168,564	950,182
Stock options and other contingently issuable shares	2,550,521	2,594,399	3,311,882

Average common shares assuming dilution	130,924,690	137,342,108	141,078,932

Net income	$615,578	$576,058	$463,258

Net income per common share	$4.70	$4.19	$3.28

NOTE 16 – SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

	2007
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$1,756,178	$2,198,188	$2,197,042	$1,853,884	$8,005,292
Gross profit	791,367	986,570	988,388	832,002	3,598,327
Net income	111,802	202,607	200,349	100,820	615,578
Net income per common share — basic	.85	1.56	1.59	.82	4.84
Net income per common share — diluted	.83	1.52	1.55	.80	4.70
     Net income in the fourth quarter of 2007 was increased by $12,205 ($.09 per share) due primarily to physical inventory adjustments. Gross profit was increased by $12,396 primarily as a result of physical inventory adjustments of $14,492. Selling, general and administrative expenses decreased $7,383 primarily due to incentive compensation and benefit expense adjustments.

	2006
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$1,768,528	$2,129,970	$2,116,711	$1,794,550	$7,809,759
Gross profit	771,411	936,588	935,778	770,863	3,414,640
Net income	113,671	184,592	179,112	98,683	576,058
Net income per common share — basic	.84	1.37	1.34	.75	4.31
Net income per common share — diluted	.82	1.33	1.30	.73	4.19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     Net income in the fourth quarter of 2006 was increased by $11,955 ($.09 per share) due primarily to physical inventory adjustments. Gross profit was increased by $20,553 as a result of physical inventory adjustments of $15,687 and various year-end adjustments of $4,866.
NOTE 17 – OPERATING LEASES
     The Company leases certain stores, warehouses, manufacturing facilities, office space and equipment. Renewal options are available on the majority of leases and, under certain conditions, options exist to purchase certain properties. Rental expense for operating leases, recognized on a straight-line basis over the lease term in accordance with FASB Technical Bulletin No. 85-3, “Accounting for Operating Leases with Scheduled Rent Increases,” was $245,345, $217,567, and $197,362 for 2007, 2006 and 2005, respectively. Certain store leases require the payment of contingent rentals based on sales in excess of specified minimums. Contingent rentals included in rent expense were $30,704, $27,470, and $22,472 in 2007, 2006 and 2005, respectively. Rental income, as lessor, from real estate leasing activities and sublease rental income for all years presented was not significant.
     Following is a schedule, by year and in the aggregate, of future minimum lease payments under noncancellable operating leases having initial or remaining terms in excess of one year at December 31, 2007:

2008	$207,393
2009	181,489
2010	148,953
2011	113,886
2012	81,802
Later years	175,973

Total minimum lease payments	$909,496

NOTE 18 – REPORTABLE SEGMENT INFORMATION
     The Company reports segment information in the same way that management internally organizes its business for assessing performance and making decisions regarding allocation of resources in accordance with FAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” Effective January 1, 2006, the Company changed its reportable operating segments based on organizational changes in its management structure. The Company’s reportable operating segments now are: Paint Stores Group, Consumer Group and Global Group (collectively, the “Reportable Operating Segments”). The Global Group consists of certain business units with foreign or worldwide operations that were reported in the previous Paint Stores, Consumer, Automotive Finishes and International Coatings segments. Amounts reported prior to January 1, 2006 have been reclassified to conform to the current presentation. Factors considered in determining the Reportable Operating Segments of the Company include the nature of the business activities, existence of managers responsible for the operating activities and information presented to the Board of Directors. The Company reports all other business activities and immaterial operating segments that are not reportable in the Administrative segment. See pages 6 through 11 and page 14 of this report for more information about the Reportable Operating Segments.
     The Company’s chief operating decision maker (CODM) has been identified as the Chief Executive Officer because he has final authority over performance assessment and resource allocation decisions. Because of the diverse operations of the Company, the CODM regularly receives discrete financial information about each reportable operating segment as well as a significant amount of additional financial information about certain divisions, business units or subsidiaries of the Company. The CODM uses all such financial information for performance assessment and resource allocation decisions. The CODM evaluates the performance of and allocates resources to the Reportable Operating Segments based on profit or loss and cash generated from operations before income taxes. The accounting policies of the Reportable Operating Segments are the same as those described in Note 1 of this report.
     The Paint Stores Group consisted of 3,325 company-operated specialty paint stores and 7 manufacturing/distribution facilities in the United States, Canada, Jamaica, Virgin Islands and Puerto Rico at December 31, 2007. Each store in this segment is engaged in the related business activity of selling paint, coatings and related products to end-use customers. The acquisitions of MAB and Columbia are included in this segment. The Paint Stores Group markets and sells Sherwin-Williams® branded architectural paint and coatings, industrial and marine products, OEM product finishes and related items. These products are produced by manufacturing facilities in the Paint Stores, Consumer and Global Groups. In addition, each store sells selected purchased associated products. During 2007, this segment acquired 172 stores and opened 107 net new stores, consisting of 81 stores in the United States, 18 in the Caribbean region and 8 in Canada. In 2006, there were 117 net new stores opened (113 in the United States). In 2005, there were 95 net new stores opened (88 in the United States). The loss of any single customer would not have a material adverse effect on the business of this segment. A map on page 14 of this report shows the number of paint stores and their geographic location.
     The Consumer Group develops, manufactures and distributes a variety of paint, coatings and related

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
products to third party customers and the Paint Stores Group primarily in the United States and Canada. The acquisitions of VHT and Life Shield in 2007 are included in this segment. Approximately 56 percent of the total sales of the Consumer Group in 2007, including inter-segment transfers, represented products sold through the Paint Stores Group. Sales and marketing of certain controlled brand and private labeled products is performed by a direct sales staff. The products distributed through third party customers are intended for resale to the ultimate end-user of the product. The Consumer Group had sales to certain customers that, individually, may be a significant portion of the sales of the segment. However, the loss of any single customer would not have a material adverse effect on the overall profitability of the segment. This segment incurred most of the Company’s capital expenditures related to ongoing environmental compliance measures.
     The Global Group develops, licenses, manufactures, distributes and sells a variety of architectural paint and coatings, industrial and marine products, automotive finishes and refinish products, OEM coatings and related products in North and South America, the United Kingdom, Europe, China and India. The acquisitions of Nitco (India), PISA (Uruguay), Napko (Mexico), and Flex group (Mexico) are included in this segment. This segment meets the demands of its customers for a consistent worldwide product development, manufacturing and distribution presence and approach to doing business. This segment licenses certain technology and trade names worldwide. Sherwin-Williams® and other controlled brand products are distributed through the Paint Stores Group and this segment’s network of 519 company-operated branches and by a direct sales staff and outside sales representatives to retailers, dealers, jobbers, licensees and other third party distributors. During 2007, this segment added 50 net new branches consisting of 29 net new branches in South America, 19 branches in the United States and 2 in Canada. At December 31, 2007, the Global Group consisted of operations in the United States, subsidiaries in 15 foreign countries, 3 foreign joint ventures and income from licensing agreements in 14 foreign countries. A map on page 14 of this report shows the number of branches and their geographic locations.
     The Administrative segment includes the administrative expenses of the Company’s corporate headquarters site. Also included in the Administrative segment was interest expense which was unrelated to retail real estate leasing activities, interest and investment income, certain foreign currency transaction gains or losses related to dollar-denominated debt and foreign currency option and forward contracts, certain expenses related to closed facilities and environmental-related matters, and other expenses which were not directly associated with any reportable operating segment. The Administrative segment did not include any significant foreign operations. Also included in the Administrative segment was a real estate management unit that is responsible for the ownership, management and leasing of non-retail properties held primarily for use by the Company, including the Company’s headquarters site, and disposal of idle facilities. Sales of this segment represented external leasing revenue of excess headquarters space or leasing of facilities no longer used by the Company in its operations. Gains and losses from the sale of property were not a significant operating factor in determining the performance of the Administrative segment.
     Net external sales of all consolidated foreign subsidiaries were $964,871, $831,276 and $746,789 for 2007, 2006 and 2005, respectively. Segment profit of all consolidated foreign subsidiaries was $77,656, $64,362 and $44,886 for 2007, 2006 and 2005, respectively. Domestic operations accounted for the remaining net external sales and segment profits. Long-lived assets consisted of Property, plant and equipment, Goodwill, Intangible assets, Deferred pension assets and Other assets. The aggregate total of long-lived assets for the Company was $2,785,760, $2,544,806 and $2,474,810 at December 31, 2007, 2006 and 2005, respectively. Long-lived assets of consolidated foreign subsidiaries totaled $233,120, $160,245 and $145,689 at December 31, 2007, 2006 and 2005, respectively. Total Assets of the Company were $4,855,340, $4,995,087 and $4,369,195 at December 31, 2007, 2006 and 2005 respectively. Total assets of consolidated foreign subsidiaries were $722,847, $502,415 and $440,570, which represented 14.9 percent, 10.1 percent and 10.1 percent of the Company’s total assets at December 31, 2007, 2006 and 2005 respectively. No single geographic area outside the United States was significant relative to consolidated net sales or operating profits. Export sales and sales to any individual customer were each less than 10 percent of consolidated sales to unaffiliated customers during all years presented.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(millions of dollars)

	2007
	Paint Stores	Consumer		Global		Consolidated
	Group	Group		Group	Administrative	Totals
Net external sales	$4,955	$1,312		$1,731	$7	$8,005
Intersegment transfers		1,660		141	(1,801)

Total net sales and intersegment transfers	$4,955	$2,972		$1,872	$(1,794)	$8,005

Segment profit	$766	$224		$161		$1,151
Interest expense					$(72)	(72)
Administrative expenses and other					(166)	(166)

Income before income taxes and minority interest	$766	$224	*	$161	$(238)	$913

Reportable Operating Segments margins	15.5%	7.5%		8.6%
Identifiable assets	$1,465	$1,639		$954	$797	$4,855
Capital expenditures	58	50		38	20	166
Depreciation	51	42		28	18	139

	2006
	Paint Stores	Consumer		Global		Consolidated
	Group	Group		Group	Administrative	Totals
Net external sales	$4,845	$1,364		$1,593	$8	$7,810
Intersegment transfers		1,670		141	(1,811)

Total net sales and intersegment transfers	$4,845	$3,034		$1,734	$(1,803)	$7,810

Segment profit	$720	$214		$130		$1,064
Interest expense					$(67)	(67)
Administrative expenses and other					(163)	(163)

Income before income taxes and minority interest	$720	$214	*	$130	$(230)	$834

Reportable Operating Segments margins	14.9%	7.1%		7.5%
Identifiable assets	$1,293	$1,649		$819	$1,234	$4,995
Capital expenditures	53	95		38	24	210
Depreciation	45	38		25	15	123

	2005
	Paint Stores	Consumer		Global		Consolidated
	Group	Group		Group	Administrative	Totals
Net external sales	$4,352	$1,391		$1,440	$8	$7,191
Intersegment transfers		1,474		119	(1,593)

Total net sales and intersegment transfers	$4,352	$2,865		$1,559	$(1,585)	$7,191

Segment profit	$569	$171		$103		$843
Interest expense					$(50)	(50)
Administrative expenses and other					(137)	(137)

Income before income taxes and minority interest	$569	$171	*	$103	$(187)	$656

Reportable Operating Segments margins	13.1%	6.0%		6.6%
Identifiable assets	$1,287	$1,602		$726	$754	$4,369
Capital expenditures	48	62		16	17	143
Depreciation	46	34		26	14	120

*	Segment profit included $26, $25 and $24 of mark-up on intersegment transfers realized as a result of external sales by the Paint Stores Group during 2007, 2006 and 2005, respectively.

SHAREHOLDER INFORMATION

Annual Meeting
The annual meeting of shareholders will be held in the Landmark Conference Center,
927 Midland Building,
101 Prospect Avenue, N.W.,
Cleveland, Ohio on Wednesday, April 16, 2008 at 9:00 A.M., local time.
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
Certifications
The Company filed with the Securities and Exchange Commission, as Exhibit 31 to the Company’s Annual Report on Form 10-K for the 2007 fiscal year, certifications of its Chief Executive Officer and Chief Financial Officer regarding the quality of the Company’s public disclosure. The Company also submitted to the New York Stock Exchange the previous year’s certification of its Chief Executive Officer certifying that he was not aware of any violation by the Company of the New York Stock Exchange corporate governance listing standards.
Independent Registered Public Accounting Firm
Ernst & Young LLP
Cleveland, Ohio
Stock Trading
Sherwin-Williams Common Stock—Symbol, SHW—is traded on the New York Stock Exchange.
Transfer Agent & Registrar
The Bank of New York
480 Washington Boulevard
Jersey City, NJ 07310
1-866-537-8703
E-mail address:
shareowners@bankofny.com
Stock Transfer Website:
www.stockbny.com
Headquarters
The Sherwin-Williams Company
101 Prospect Avenue, N.W.
Cleveland, Ohio 44115-1075
(216) 566-2000

COMMON STOCK TRADING STATISTICS

	2007	2006	2005	2004	2003
High	$73.96	$64.76	$48.84	$45.61	$34.77
Low	56.75	37.40	40.47	32.95	24.42
Close December 31	58.04	63.58	45.42	44.63	34.74
Shareholders of record	9,803	10,173	10,625	11,056	11,472
Shares traded (thousands)	299,141	350,754	206,115	175,664	143,702
QUARTERLY STOCK PRICES AND DIVIDENDS

2007
Quarter	High	Low	Dividend
1st	$71.11	$61.28	$.315
2nd	69.33	62.22	.315
3rd	73.96	62.40	.315
4th	68.03	56.75	.315

2006
Quarter	High	Low	Dividend
1st	$54.12	$37.40	$.25
2nd	53.32	45.13	.25
3rd	57.36	44.08	.25
4th	64.76	55.16	.25

CORPORATE OFFICERS AND OPERATING MANAGEMENT

Corporate Officers
Christopher M. Connor, 51*
Chairman and Chief Executive Officer
John G. Morikis, 44*
President and Chief Operating Officer
Sean P. Hennessy, 50*
Senior Vice President — Finance and
Chief Financial Officer
Thomas E. Hopkins, 50*
Senior Vice President — Human Resources
Timothy A. Knight, 43*
Senior Vice President — Corporate
Planning and Development
John L. Ault, 61*
Vice President — Corporate Controller
Cynthia D. Brogan, 56
Vice President and Treasurer
Michael T. Cummins, 49
Vice President — Taxes and
Assistant Secretary
Mark J. Dvoroznak, 49
Vice President — Corporate Audit
and Loss Prevention
Louis E. Stellato, 57*
Vice President, General Counsel
and Secretary
Richard M. Weaver, 53
Vice President — Administration
Robert J. Wells, 50*
Vice President — Corporate Communications
and Public Affairs
Operating Management
Robert J. Davisson, 47
President & General Manager
Southeastern Division
Paint Stores Group
Timothy J. Drouilhet, 46
President & General Manager
Eastern Division
Paint Stores Group
Monty J. Griffin, 47
President & General Manager
Mid Western Division
Paint Stores Group
Thomas C. Hablitzel, 45
President & General Manager
Automotive Division
Global Group
George E. Heath, 42
President & General Manager
Chemical Coatings Division
Global Group
Drew A. McCandless, 47
President & General Manager
Paint & Coatings Division
Consumer Group
Steven J. Oberfeld, 55*
President
Paint Stores Group
Cheri M. Phyfer, 36
President & General Manager
South Western Division
Paint Stores Group
Harvey P. Sass, 50
President & General Manager
Diversified Brands Division
Consumer Group
Thomas W. Seitz, 59*
Senior Vice President —
Strategic Excellence Initiatives
Alexander Zalesky, 48
President & General Manager
International Division
Global Group

*	Executive Officer as defined by the Securities Exchange Act of 1934

2007 BOARD OF DIRECTORS

1	ROBERT W. MAHONEY, 71
Retired, former Chairman,
Chief Executive Officer and President
Diebold, Incorporated

2	RICHARD K. SMUCKER, 59*
President and Co-Chief Executive Officer
The J.M. Smucker Company

3	DANIEL E. EVANS, 71
Retired, former Chairman,
Chief Executive Officer and Secretary
Bob Evans Farms, Inc.

4	A. MALACHI MIXON, III, 67
Chairman and Chief Executive Officer
Invacare Corporation

5	JAMES C. BOLAND, 68*
Retired, former Vice Chairman
Cavaliers Operating Company, LLC

6	CHRISTOPHER M. CONNOR, 51
Chairman and Chief Executive Officer
The Sherwin-Williams Company

7	DAVID F. HODNIK, 60*
Retired, former President and
Chief Executive Officer
Ace Hardware Corporation

8	GARY E. MCCULLOUGH, 49*
President and Chief Executive Officer
Career Education Corporation

9	SUSAN J. KROPF, 59
Retired, former President and
Chief Operating Officer
Avon Products, Inc.

10	ARTHUR F. ANTON, 50
President and Chief Executive Officer
Swagelok Company

11	CURTIS E. MOLL, 68*
Chairman and Chief Executive Officer
MTD Holdings Inc

*	Audit Committee Member