Form 10-K, Exhibit 13
period 2008-12-31
SHERWIN WILLIAMS CO
filed 2009-02-24
CIK 89800

EXHIBIT 13

FINANCIAL HIGHLIGHTS

(thousands of dollars except per share data)	2008	2007	2006
Net sales	$ 7,979,727	$ 8,005,292	$ 7,809,759
Net income	$ 476,876	$ 615,578	$ 576,058
Per common share:			
Net Income - diluted	$ 4.00	$ 4.70	$ 4.19
Net income - basic	$ 4.08	$ 4.84	$ 4.31
Cash dividends	$ 1.40	$ 1.26	$ 1.00
Book value	$ 13.72	$ 14.54	$ 14.92
Average common shares outstanding (thousands)	116,835	127,222	133,579
Return on sales	6.0 %	7.7 %	7.4 %
Return on assets	10.8 %	12.7 %	11.5 %
Return on beginning shareholders' equity	26.7 %	30.9 %	33.3 %
Total debt to capitalization	34.2 %	35.1 %	30.5 %
Interest coverage (1)	11.9 x	13.7 x	13.4 x
Net operating cash	$ 876,233	$ 874,545	$ 815,841

ON THE COVER: Leaf Green –

one of the many colors of nature we're working hard to preserve. Sherwin-Williams' commitment to help protect the environment reaches beyond making environmentally preferable paints for almost any application.

Our commitment extends throughout our laboratories, manufacturing facilities and distribution systems. For example, we're using sustainable raw materials in our paints and reducing our use of solvents to improve air quality. We're also reducing waste streams and energy consumption in our manufacturing operations, and streamlining our distribution processes.

These sustainable business practices help reduce the impact we have on nature.

TABLE OF CONTENTS

Letter to Shareholders	1
Paint Stores Group	5
Consumer Group	6
Global Finishes Group	7
Strength In Numbers	8
Stores/Branches/Subsidiaries	10
Financial Performance	11

The Sherwin-Williams Company is an equal opportunity employer that recruits, selects and hires on the basis of individual qualifications and prohibits unlawful discrimination based on race, color, religion, sex, national origin, protected veteran status, disability, age, sexual orientation or any other consideration made unlawful by federal, state or local laws.

LETTER TO SHAREHOLDERS

Christopher M. Connor, (center)
Chairman and Chief Executive Officer

John G. Morikis, (left)
President and Chief Operating Officer

THE CHALLENGING MARKET

conditions we encountered in 2008 diminished our results but not our resolve. Today more than ever, we share an indelible confidence in the future of The Sherwin-Williams Company. This confidence is rooted in the extraordinary commitment of our employees, the superior performance and value of the products and services we sell and the unwavering trust and loyalty of our customers and shareholders.

We are not satisfied with our results over this past year, but the decisive actions we took in response to rapidly deteriorating market conditions made us a stronger and more competitive company. These actions helped mitigate the effects of a dramatic drop in end market demand and rapidly rising input costs. As a result, we gained share in most segments of the market. Net operating cash increased in the year, as did our dividend for the 30th consecutive year.

Consolidated net sales finished the year at $7.98 billion, down $25 million from the prior year. Net income declined 22.5% to $476.9 million and diluted net income per common share declined to $4.00 per share from $4.70 per share in 2007. Asset impairment charges taken during 2008 reduced net income per common share by 31 cents.

In a year of lower sales and earnings, investors look for strength in other areas, such as a company's ability to generate cash. Our cash from operations came in at $876.2 million, an increase over 2007 and greater than ten percent of sales for the third consecutive year. This strong cash flow performance was due in large part to a decrease in accounts receivable and inventories. Our year-end accounts receivable plus inventories less accounts payable to sales ratio decreased to 11.2% in 2008 from 12.7% in 2007.

During the year, we utilized this cash in ways we believe best enhance shareholder value. For example, we invested more than $70 million to complete three acquisitions, strengthening our industrial coatings businesses in and outside North America. Our capital expenditures for the year were $117.2 million, most of which went towards opening new paint stores and branches and further enhancing the productivity of our existing facilities, and we reduced our short-term debt during the year by more than $130 million.

We also continued our long-standing practice of returning a portion of the cash we generate to our shareholders through treasury stock purchases and dividends. In 2008, the Company purchased 7.25 million shares of its common stock in the open market, and we continued our policy of paying out approximately 30% of the previous year's diluted net income per share in the form of a cash dividend. The 2008 dividend of $1.40 per share represented an 11% increase over the previous year and marked our 30th consecutive year of increased dividends.

PAINT STORES GROUP

Net sales for our Paint Stores Group decreased 2.4% to $4.83 billion in 2008. The acquisitions of M.A. Bruder & Sons and Columbia Paint & Coatings completed during 2007 increased net sales for the Group 1.8% in 2008. Segment profit decreased 15.5% to $647.9 million, and segment profit margin for the year decreased to 13.4% of sales from 15.5% in 2007. The reduction in profit margin was due primarily to asset impairment charges of $43 million and rising raw material costs.

The continued double-digit declines in domestic new home construction and existing home turnover further depressed industry architectural paint volume used in residential applications. Early in the year, paint demand in the previously resilient commercial construction and maintenance markets and the demand for industrial maintenance coatings used to protect steel and concrete also began to decline along with overall economic activity. By the fourth quarter, architectural and industrial coatings demand was down in virtually every market segment compared to 2007.

In response to the rapidly declining market demand and rising input costs, we closed 79 redundant store locations – stores located in close proximity to other stores – and reduced nonessential overtime and part time service hours. We consolidated some sales territories and focused our selling efforts on market segments and customers that offered the highest potential for share growth. Concurrent with these expense reductions, our Paint Stores Group implemented multiple price increases across most of our product lines.

At the same time we were consolidating redundant store locations, we continued to invest in new markets. In 2008, we opened 100 new paint stores, finishing the year with 3,346 stores in the U.S., Canada and the Caribbean compared to 3,325 at the end of 2007.

Cash from operations came in at $876.2 million, an increase over 2007 and greater than ten percent of sales for the third consecutive year.

Paint Stores Group launched some ground-breaking new products in 2008. Our new Resilience™ exterior latex paint with MoistureGuard™ technology is a perfect example. Resilience™ cures in half the time of conventional latex paints so contractors and homeowners can paint without worrying about dew or impending rain. First year sales of Resilience™ were on par with previous successful product introductions like Duration® exterior latex and SuperPaint® exterior latex, and customer feedback was very positive.

CONSUMER GROUP

Our Consumer Group fulfills a dual mission for the Company – supplying branded and private label products to retailers throughout North America and supporting our Paint Stores Group with new product research and development, manufacturing, distribution and logistics. The Group operates 30 manufacturing plants and 11 distribution centers in North America and maintains the largest, most advanced research and development facility of its kind in the world.

External net sales for our Consumer Group decreased 3.0% to $1.27 billion for the year, primarily as a result of weakening sales to Do-It-Yourself customers industry-wide. Segment profit for the year decreased 37.4% to $140.2 million, including an asset impairment charge of $11 million. Segment profit margin decreased to 11.0% from 17.1% in 2007.

The dramatic decrease in Consumer Group profitability was primarily the result of rapidly rising raw material costs combined with an equally sharp drop in manufacturing volumes through our plants. The lower fixed cost absorption resulting from lower manufacturing volume had a disproportionate impact on Consumer Group profit in the year.

In 2008, seven of our manufacturing plants and one distribution center earned the Occupational Safety & Health Administration's (OSHA) prestigious Voluntary Protection Program (VPP) certification. VPP status is granted to facilities that implement comprehensive worksite safety and health management systems and measure results against specific performance criteria. In total, Sherwin-Williams operates 19 OSHA VPP certified facilities, more than any other paint manufacturer in North America. Less than one-tenth of one percent of all work sites in America qualify as OSHA VPP sites.

The broad assortment of branded and private label products sold by Consumer Group give our Company a major retail presence in the U.S. coatings market. Popular name brand products like Dutch Boy® and Pratt & Lambert® paints, Krylon® aerosol paint, Minwax® stains and varnishes, Thompson's® WaterSeal® wood sealers and Purdy® paint brushes, all manufactured by Consumer Group, are stocked in two out of every three paint and coatings outlets nationwide.

We have a long history of developing innovative new coatings products that address real consumer needs. In 2008, we introduced Dutch Boy® Refresh® interior latex paint, a revolutionary new wall paint that literally removes from the air common household odors caused by pets, food, smoke, mold and mildew while it beautifies your home. Dutch Boy® Refresh® paint has zero VOCs and is GREENGUARD Indoor Air Quality Certified® for its contributions to improving air quality.

GLOBAL FINISHES GROUP

Net sales for our Global Finishes Group increased $139.0 million, or 7.8%, to $1.87 billion in 2008. Acquisitions completed during 2007 and 2008 increased the Group's sales in U.S. dollars by 3.3% in the year. Sales in local currency before acquisitions grew 2.9% for the year due primarily to volume growth in Latin America. Global Finishes Group segment profit for the year decreased $8.5 million, or 5.3%, to $152.2 million due primarily to higher raw material costs. Segment profit as a percent of sales decreased to 8.2% from 9.3% in 2007.

Global Finishes Group manufactures and sells original equipment manufacturer (OEM) finishes, automotive finishes, protective and marine coatings and architectural coatings to a growing customer base around the world. In addition to our well-established operations in Brazil, Argentina, Chile, Mexico, England and Ireland, we continue to expand our presence in many emerging, higher-growth markets around the world. In 2008, we opened 22 net new branches including our first company-operated locations in India. At year-end, our Global Finishes Group had 541 company-operated branches.

Our measured organic growth is complemented by an ongoing global acquisition effort. In 2008, we completed three acquisitions that bolstered our global manufacturing capacity and product offering in the OEM finishes and protective and marine coatings markets. In February, we acquired Becker Powder Coatings, a U.S.-based subsidiary of AB Wilh. Becker based in Sweden. Becker produces powder coatings used in the manufacture of household appliances, metal furniture, fixtures and electronics. In July, we acquired the liquid coatings subsidiaries of Inchem Holdings, a leading supplier of coatings to furniture, cabinet, flooring and electronics manufacturers throughout Asia. Headquartered in Singapore, Inchem operates plants in China, Vietnam and Malaysia. In December, we closed on the acquisition of Euronavy-Tintas Maritimas e Industriais S.A. of Portugal. Euronavy is a leading innovator of marine and protective coatings applied to ships, off-shore platforms, storage tanks, steel, concrete and flooring.

We supply automotive coatings to collision repair shops and vehicle refinishers around the world, and we produce a broad range of solvent-based and water-borne liquid, powder and UV-curable coatings for non-automotive OEM applications. Although the slowing global economy and sharp decline in manufacturing activity was a drag on these businesses in 2008, our long-term growth strategy remains on track. Our well-established controlled distribution platform in North America and our growing manufacturing and distribution capacity in Latin America and Asia position us well for market share growth in the years ahead.

ECOVISION

In 2008, we launched EcoVision, a company-wide effort to reduce our impact on the environment. EcoVision encompasses the ongoing development of environmentally favorable products, processes and business practices that are profitable, preserve natural resources and contribute to social improvement. The specific goals of this initiative are to exceed industry environmental compliance requirements while reducing resource and energy consumption, liquid and solid waste streams and our overall carbon footprint.

The 2008 dividend of $1.40 per share represented an 11% increase over the previous year and marked our 30th consecutive year of increased dividends.

MANAGEMENT CHANGES

In 2009, Daniel E. Evans and Robert W. Mahoney will retire from our Board of Directors. Both of these gentlemen served long tenures as Sherwin-Williams directors – Mr. Evans since 1990 and Mr. Mahoney since 1995 – and the Company has benefited greatly from their leadership and sage advice over the years. We wish them both good health and happiness in the years ahead.

In September, George Heath was appointed President of our Global Finishes Group, responsible for building and expanding our manufacturing and technology infrastructure to serve our customers around the globe. George joined the Company in 2004 and most recently served as President & General Manager of the Chemical Coatings Division, Global Finishes Group.

Drew McCandless was appointed to succeed George Heath as President & General Manager of the Chemical Coatings Division. Since joining Sherwin-Williams in 1986, Drew has excelled in a broad range of assignments, most recently as President & General Manager of the Paint and Coatings Division, Consumer Group.

Joel Baxter was promoted to President & General Manager of the Paint and Coatings Division, Consumer Group. Joel joined Sherwin-Williams in 1990 and has held a number of manufacturing and supply chain management positions. Most recently, Joel served as Senior Vice President-Excellence Initiatives.

Pete Ippolito was promoted to President & General Manager of the Protective & Marine Coatings Division, Global Finishes Group. In this capacity, Pete will manage sales, marketing and product development for our global industrial and marine coatings business. Pete joined the Company in 1986 and most recently served as Senior Vice President-Marketing for Paint Stores Group.

Rob Lynch was promoted to President of the Paint & Sundries Division, Consumer Group, responsible for sales and marketing of our paint, aerosol, applicator and caulk product lines. Rob joined Sherwin-Williams in 2000 as Director of Sales for the Consumer Division and most recently served as Senior Vice President – Paint & Aerosols for the Diversified Brands Division.

These executives have proven themselves to be savvy business managers and outstanding leaders over their tenures with the company. Each brings an impressive record of accomplishment to their new role.

LEAD PIGMENT LITIGATION

On July 1, 2008, the Supreme Court of Rhode Island overturned a 2006 trial court jury verdict finding that Sherwin-Williams and two other defendant companies caused or significantly contributed to the creation of a public nuisance in that state. The unanimous decision by the four-justice panel held that the state could neither prove the defendants interfered with a public right, nor that they were in control of the alleged nuisance at the time harm was caused. Furthermore, the Court concluded that the trial court erred in allowing this lawsuit to go to trial.

This important ruling complements similar decisions by State Supreme Courts in Missouri, New Jersey and Illinois. Together, these decisions strengthen our resolve to continue to defend the Company against these inappropriate lawsuits.

OUTLOOK FOR 2009

The recession that has slashed U.S. demand for coatings and other building materials over the past two years has expanded to global markets, and the catalyst for recovery is not yet in sight. This has made it increasingly difficult to forecast our industry with any degree of confidence.

We believe that the weak demand for paint and coatings we saw in the U.S. and many international markets during the fourth quarter of 2008 is likely to continue for the foreseeable future. Industry-wide demand in most markets has eroded to the point that positive volume growth in the coming year is unlikely.

Our continued focus on serving a diverse and increasingly global professional customer base, expanding our distribution domestically and abroad, developing new and innovative products, managing expenses and working capital and generating cash should see us through this difficult and persistent cycle. We are equally confident that these same factors will produce superior results and returns for our shareholders over the long term.

On behalf of the men and women of The Sherwin-Williams Company around the world, we offer our thanks and appreciation to our customers, suppliers and shareholders for their continued trust and confidence.

Christopher M. Connor
Chairman and Chief Executive Officer

John G. Morikis
President and Chief Operating Officer

PAINT STORES GROUP

SHERWIN-WILLIAMS

SHERWIN-WILLIAMS PAINT STORES

are the exclusive outlets for Sherwin-Williams® branded paints, stains, painting tools and equipment. In 2008, the Paint Stores Group recorded sales of $4.83 billion (about 61 percent of total Company sales) and generated $647.9 million in segment profit.

Through our 3,346 company-operated stores, we serve a diverse customer base that includes architectural and industrial painting contractors, residential and commercial builders, property owners and managers, OEM product finishers and do-it-yourself homeowners. Our stores platform gives us a distinct competitive advantage by providing more opportunities to interact directly with the end users of our products. Ongoing customer dialog is both a powerful feedback loop, enabling us to respond immediately to customer needs and complaints, and a wellspring for new product and service ideas.

Our goal is to be the outlet of choice for professional painting contractors. To that end, we offer a broad range of professional services and support programs to complement our broad line of quality products. Painters Advantage® is a complete collection of business building tools, including marketing materials, training programs, customized quote forms, stationery and more that contractors can use to promote their business. Unique services such as spray equipment repair help make us the ideal sole source supplier to professional painters.

Most of our new product development efforts focus on enhancing the finished appearance of our products, improving durability and shortening application time and effort. We offer the broadest line of high-performance, low-VOC and zero-VOC architectural paints in the industry to help our customers comply with increasingly stringent air quality regulations.

Sherwin-Williams is a leading supplier of protective and marine coating systems formulated to protect steel and masonry infrastructures in the harshest of corrosive environments. Once dominated by solvent-based technology, this market is moving rapidly toward environmentally favorable waterborne systems that deliver equal or better performance than their solvent-based predecessors. We are at the forefront of that movement, with industry-leading technology brought to market through our more than 3,000 stores, 140 dedicated Protective & Marine coatings sales reps and a staff of experienced corrosion specification specialists.

PRODUCTS SOLD:
Paints, stains, coatings, caulks, applicators, wallcoverings, floorcoverings, spray equipment and related products

MARKETS SERVED:
Do-It-Yourselfers, professional painting contractors, home builders, property managers, architects, interior designers, industrial, marine, flooring and original equipment (OEM) product finishes

MAJOR BRANDS SOLD:
Sherwin-Williams®, ProMar®, SuperPaint®, A-100®, Duron®, PrepRite®, Duration®, Master Hide®, ProClassic®, Classic 99®, MAB™, Columbia™ and ExpressTech®

OUTLETS:
3,346 Sherwin-Williams stores in the United States, Canada, Puerto Rico, Jamaica, Trinidad and Tobago and the Virgin Islands

CONSUMER GROUP

Thompson's
WaterSeal
CLEAR Multi-Surface
Waterproofer
PRATT & LAMBERT
MINWAX
Wood Finish
Dutch Boy
DIMENSIONS
KRYLON

CONSUMER GROUP CONTRIBUTES

to the success of Sherwin-Williams in two important ways: by selling one of the industry's strongest portfolios of branded and private label products through retailers across North America, and by running one of the industry's most efficient and productive research and development, manufacturing and distribution operations.

In 2008, the Consumer Group recorded net sales of $1.27 billion (about 16 percent of total Company sales) and generated more than $140 million in segment profit.

We supply well-known national brand and private label products to a majority of retail paint and coatings outlets in the U.S. Of roughly 48,000 retail outlets in the U.S. that sell coatings or coatings related products, more than 30,000 of these outlets offer one or more product lines manufactured by our Consumer Group.

Brand recognition plays an important role in many segments of the paint and coatings market, and our brands are among the most recognized and respected in the industry. Brands like Purdy® paint brushes and rollers, Dutch Boy® and Pratt & Lambert® paints, Minwax® stains and varnishes, Krylon® aerosol paints, Thompson's® WaterSeal® wood sealers and Dupli-Color® automotive specialty products lead their respective categories in consumer awareness, perceived value and, in many cases, market share.

We also supply private label products and licensed brand programs to many of the country's largest retailers, including home centers, mass merchandisers, industrial and construction supply centers, craft stores, independent paint stores and automotive aftermarket retailers.

Consumer Group supports our Paint Stores Group with new product research and development, manufacturing, distribution and logistics. The Group operates 30 manufacturing plants and 11 large-scale distribution centers in North America and manages one of the largest, most advanced research and development facilities of its kind in the world. This past year, seven of our manufacturing plants and one distribution center earned the Occupational Safety & Health Administration's (OSHA) prestigious Voluntary Protection Program (VPP) certification. VPP status is granted to facilities that implement comprehensive worksite safety and health management systems and measure results against specific performance criteria. In total, Sherwin-Williams operates 19 OSHA VPP certified facilities, more than any other paint manufacturer in North America. Less than one-tenth of one percent of all work sites in America qualify as OSHA VPP sites.

PRODUCTS SOLD: Branded, private label and licensed brand paints, stains, varnishes, industrial products, wood finishing products, wood preservatives, applicators, corrosion inhibitors, aerosols and related products

MARKETS SERVED: Do-It-Yourselfers, professional painting contractors, industrial maintenance and flooring contractors

MAJOR BRANDS SOLD: Dutch Boy®, Krylon®, Minwax®, Thompson's® WaterSeal®, Pratt & Lambert®, Martin Senour®, H&C®, White Lightning®, Dupli-Color®, Rubberset®, Purdy®, Dobco™, Bestt Liebco®, Accurate Dispersions™, Uniflex®, VHT®, Kool Seal® and Snow Roof®

OUTLETS: Leading mass merchandisers, home centers, independent paint dealers, hardware stores, automotive retailers and industrial distributors in the United States, Canada and Mexico

GLOBAL FINISHES GROUP

GLOBAL FINISHES GROUP

manufactures and sells OEM product finishes, automotive finishes, protective and marine coatings and architectural coatings to a growing customer base in North and South America, Europe and Asia.

In 2008, the Global Finishes Group recorded sales of $1.87 billion (about 23 percent of total Company sales) and generated $152.2 million in segment profit.

Whereas supplying architectural paint to contractors and do-it-yourself homeowners tends to be a local business, a growing number of industrial coatings users need worldwide access to products that meet stringent global performance and color specifications. Our distribution channels must satisfy the needs of these two vastly different customer segments. We serve architectural paint customers primarily through company-operated paint stores, home centers, discount stores and independent paint dealers. Our industrial coatings product lines are sold primarily through a mix of company-operated branches, wholesale distributors and jobbers. In 2008, we opened 22 new company-operated paint stores and branches, including 17 new stores in Latin America and two in India. At year-end, Global Finishes Group had 541 company-operated outlets.

Acquisitions play an important role in our global growth plans. Over the past two years, Global Finishes Group completed seven acquisitions in six countries. These acquisitions bring both new capacity and new product technologies to our Company, which help to support our continued geographic expansion.

In many industrial markets, coatings performance characteristics such as easier application, shorter cure times with less energy consumption, better coverage and environmental compliance can improve a company's bottom line. We offer productivity enhancing products for virtually every industrial application, from our new HP Process™, an air-drying automotive primer-basecoat-clearcoat system for the collision repair and vehicle refinish markets to our complete line of environmentally favorable low-VOC, low-HAPS protective and marine coatings systems that significantly reduce out-of-service time in industrial maintenance projects. Our full line of OEM product finishes can accommodate a wide range of finishing line variables relating to application, curing, finish durability, appearance, environmental requirements, environmental compliance and cost.

NOVACOR
NOVACOR
KemTone

PRODUCTS SOLD: Architectural paints, stains, coatings, varnishes, industrial maintenance products, wood finishing products, applicators, aerosols, high performance interior and exterior coatings for the automotive, aviation, fleet and heavy truck markets, OEM product finishes and related products

MARKETS SERVED: Do-It-Yourselfers, professional painting contractors, independent paint dealers, industrial maintenance, automotive jobbers, automotive wholesale distributors, collision repair facilities, automotive dealerships, fleet owners and refinishers, automotive production shops, body builders, aviation and OEM product finishers

MAJOR BRANDS SOLD: Sherwin-Williams®, Dutch Boy®, Krylon®, Kem Tone®, Minwax®, Thompson's® WaterSeal®, Pratt & Lambert®, Martin Senour®, Ronseal®, Tri-Flow®, Marson®, Metalatex®, Novacor®, Loxon®, Colorgin®, Andina®, Lazzuril®, Excelo®, Napko®, Baco®, Planet Color®, AWX®, Ultra™, Ultra-Cure®, Kem Aqua®, Sher-Wood®, Powdura®, Polane® and Sumare®

OUTLETS: 541 company-operated architectural, automotive, industrial and chemical coatings branches and other operations in the United States, Argentina, Brazil, Canada, Chile, China, France, India, Ireland, Italy, Malaysia, Mexico, Peru, Philippines, Portugal, Singapore, United Kingdom, Uruguay and Vietnam. Distribution in 16 other countries through wholly owned subsidiaries, joint ventures and licensees of technology, trademarks and trade names

STRENGTH IN NUMBERS

WORKING CAPITAL TO SALES (percent)

15
12
9
6
3
0
13.8
12.5
11.7
12.7
11.2
2004
2005
2006
2007
2008

TOTAL DEBT TO CAPITALIZATION (percent)

40
35
30
25
20
15
10
5
0
30.9
26.4
30.5
35.1
34.2
2004
2005
2006
2007
2008

NET OPERATING CASH (thousands of dollars)

1,000,000
800,000
600,000
400,000
200,000
0
544,681
716,702
815,841
874,545
876,233
2004
2005
2006
2007
2008

WORKING CAPITAL TO SALES – Working capital, defined as year-end accounts receivable plus inventories minus accounts payable, decreased in dollars as well as a percent of sales in 2008. Reducing working capital favorably impacts net operating cash. Management expects to maintain control over working capital, excluding the impact of any future acquisitions, to maximize net operating cash and believes that the Company's optimal working capital ratio is approximately 11% of sales.

TOTAL DEBT TO CAPITALIZATION – In 2008, the Company reduced its short-term borrowings while continuing to invest in the business, leveraging its financial strength to grow the Company, develop new products and expand into new markets and geographic regions.

NET OPERATING CASH – In 2008, net operating cash increased $1.7 million to 11.0% of sales. This cash helped the Company continue to invest in new stores, invest in productivity enhancements, strengthen its financial condition, continue to invest in world-wide growth and still return cash to our shareholders in the form treasury stock purchases and cash dividends.

RETURN ON EQUITY

(percent)
35
30
25
20
15
10
5
0
27.0
28.1
33.3
30.9
26.7
2004
2005
2006
2007
2008

DIVIDENDS PAID

(dollar per common share)
1.5
1.2
0.9
0.6
0.3
0.0
.68
.82
1.00
1.26
1.40
2004
2005
2006
2007
2008

STOCK PURCHASE

(thousands of shares)
15,000
12,000
9,000
6,000
3,000
0
6,600
8,076
5,600
13,200
7,250
2004
2005
2006
2007
2008

RETURN ON EQUITY – Return on equity is based on net income divided by shareholders' equity at the start of the year. As a measure of our profitability achieved for each dollar invested by our shareholders, the return on equity is indicative of the Company's ability to maximize shareholder return.

DIVIDENDS PAID – For the 30th year in a row, we increased cash dividends on common stock paid to our shareholders. In 2008, we increased our cash dividend by fourteen cents a share – an 11.1% increase in the amount of net operating cash returned to our shareholders. The Company's common stock dividend policy is to pay an annual per common share cash dividend that is approximately 30% of the prior year's diluted net income per common share.

STOCK PURCHASE – We believe that Sherwin-Williams' stock is a good investment and again supported that belief by purchasing shares on the open market in 2008. This stock purchase strategy benefits shareholders by returning their investment at market value and maximizes the ownership value of the remaining outstanding shares.

COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN

THE GRAPH AT RIGHT compares the cumulative five year total shareholder return on Sherwin-Williams common stock with the cumulative five year total return of the companies listed on the Standard & Poor's 500 Stock Index and a peer group of companies selected on a line-of-business basis. The cumulative five year total return assumes $100 was invested on December 31, 2003 in Sherwin-Williams common stock, the S&P 500 and the peer group. The cumulative five year total return, including reinvestment of dividends, represents the cumulative value through December 31, 2008. The "Peer Group" of companies is comprised of the following: Akzo Nobel N.V., BASF Corporation, Ferro Corporation, H.B. Fuller Company, Genuine Parts Company, The Home Depot, Inc., Lowe's Companies, Inc., Masco Corporation, Newell Rubbermaid Inc., PPG Industries, Inc., RPM International Inc., The Stanley Works, USG Corporation and The Valspar Corporation.

$200
$150
$100
$50
Dec03
Dec04
Dec05
Dec06
Dec07
Dec08
The Sherwin-Williams Co.
S&P 500 Index
Peer Group

STORES/BRANCHES/SUBSIDIARIES

Alaska
India
Hawaii
D.C.

Puerto Rico
Jamaica
Virgin Islands
Trinidad & Tobago

- PAINT STORES GROUP STORES
- GLOBAL FINISHES GROUP BRANCHES
- EASTERN DIVISION – PAINT STORES GROUP
- SOUTHEASTERN DIVISION – PAINT STORES GROUP
- MID WESTERN DIVISION – PAINT STORES GROUP
- SOUTH WESTERN DIVISION – PAINT STORES GROUP

Today, the Paint Stores Group has 3,346 company-operated specialty paint stores in the United States, Canada and the Caribbean region. More than 90% of the U.S. population lives within a 50-mile radius of a Sherwin-Williams paint store.

The Global Finishes Group continued to expand its network of company-operated distribution, adding 22 net new branches in 2008, including its first 2 branches in India. Today, the Global Finishes Group has 541 company-operated architectural, automotive, industrial and chemical coatings branches in North and South America and India.

FOREIGN SUBSIDIARIES

Coatings S.R.L.
Colorman Coatings Pte. Ltd.
Compañia Sherwin-Williams, S.A. de C.V.
Euronavy-Tintas Maritimas e Industriais, S.A.
Inchemcoat Philippines Inc.
Inchem Vietnam Limited
Intelchem Industries Sdn. Bhd.
Pinturas Industriales S.A.
POP Monterrey S. de R. L. de C.V.
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
Zhaoqing KPS Coatings Co., Ltd.

DOMESTIC SUBSIDIARIES

Contract Transportation Systems Co.
Life Shield Engineered Systems, LLC
Omega Specialty Products & Services LLC
Sherwin-Williams Automotive Finishes Corp.
Sherwin-Williams Realty Holdings, Inc.
SWIMC, Inc.
The Sherwin-Williams Acceptance Corporation

FINANCIAL PERFORMANCE
FINANCIAL TABLE OF CONTENTS

Cautionary Statement Regarding Forward-Looking Information	12

Financial Summary	13

Management’s Discussion and Analysis of Financial Condition and Results of Operations	14

Reports of Management and the Independent Registered Public Accounting Firm	36

Consolidated Financial Statements and Notes	40

Shareholder Information	75

Corporate Officers and Operating Management	76

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING INFORMATION
     Certain statements contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Letter to Shareholders” and elsewhere in this report constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based upon management’s current expectations, estimates, assumptions and beliefs concerning future events and conditions and may discuss, among other things, anticipated future performance (including sales and earnings), expected growth, future business plans and the costs and potential liability for environmental-related matters and the lead pigment and lead-based paint litigation. Any statement that is not historical in nature is a forward-looking statement and may be identified by the use of words and phrases such as “expects,” “anticipates,” “believes,” “will,” “will likely result,” “will continue,” “plans to” and similar expressions.
     Readers are cautioned not to place undue reliance on any forward-looking statements. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements and from the Company’s historical results and experience. These risks, uncertainties and other factors include such things as: (a) continuation of the current negative global economic and financial conditions; (b) general business conditions, strengths of retail and manufacturing economies and the growth in the coatings industry; (c) competitive factors, including pricing pressures and product innovation and quality; (d) changes in raw material and energy supplies and pricing; (e) changes in the Company’s relationships with customers and suppliers; (f) the Company’s ability to attain cost savings from productivity initiatives; (g) the Company’s ability to successfully integrate past and future acquisitions into its existing operations, as well as the performance of the businesses acquired; (h) risks and uncertainties associated with the Company’s ownership of Life Shield Engineered Systems, LLC; (i) changes in general domestic economic conditions such as inflation rates, interest rates, tax rates, unemployment rates, higher labor and health-care costs, recessions, and changing government policies, laws and regulations; (j) risks and uncertainties associated with the Company’s expansion into and its operations in Asia, Mexico, South America and other foreign markets, including general economic conditions, inflation rates, recessions, foreign currency exchange rates, foreign investment and repatriation restrictions, legal and regulatory constraints, civil unrest and other external economic and political factors; (k) the achievement of growth in developing markets, such as Asia, Mexico and South America; (l) increasingly stringent domestic and foreign governmental regulations including those affecting the environment; (m) inherent uncertainties involved in assessing the Company’s potential liability for environmental-related activities; (n) other changes in governmental policies, laws and regulations, including changes in accounting policies and standards and taxation requirements (such as new tax laws and new or revised tax law interpretations); (o) the nature, cost, quantity and outcome of pending and future litigation and other claims, including the lead pigment and lead-based paint litigation and the effect of any legislation and administrative regulations relating thereto; and (p) unusual weather conditions.
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

FINANCIAL SUMMARY
(millions of dollars except as noted and per share data)

	2008	2007	2006	2005	2004
Operations
Net sales	$7,980	$8,005	$7,810	$7,191	$6,114
Cost of goods sold	4,481	4,406	4,395	4,109	3,409
Selling, general and administrative expenses	2,644	2,597	2,512	2,326	2,069
Impairment of trademarks & goodwill	55	16	1	23	3
Interest expense	66	72	67	50	40
Income before income taxes and minority interest	714	913	834	656	580
Net income	477	616	576	463	393
Financial Position
Accounts receivable — net	$770	$871	$865	$809	$724
Inventories	864	887	825	809	773
Working capital — net	(28)	(72)	375	340	262
Property, plant and equipment — net	860	899	829	745	720
Total assets	4,416	4,855	4,995	4,369	4,274
Long-term debt	304	293	292	487	488
Total debt	834	965	875	621	738
Shareholders’ equity	1,606	1,786	1,992	1,731	1,647
Per Common Share Information
Average shares outstanding (thousands)	116,835	127,222	133,579	136,817	140,802
Book value	$13.72	$14.54	$14.92	$12.81	$11.70
Net income — diluted	4.00	4.70	4.19	3.28	2.72
Net income — basic	4.08	4.84	4.31	3.39	2.79
Cash dividends	1.40	1.26	1.00	.82	.68
Financial Ratios
Return on sales	6.0%	7.7%	7.4%	6.4%	6.4%
Asset turnover	1.8 ×	1.6 ×	1.6 ×	1.6 ×	1.4 ×
Return on assets	10.8%	12.7%	11.5%	10.6%	9.2%
Return on equity (1)	26.7%	30.9%	33.3%	28.1%	27.0%
Dividend payout ratio (2)	29.8%	30.1%	30.5%	30.1%	30.1%
Total debt to capitalization	34.2%	35.1%	30.5%	26.4%	30.9%
Current ratio	1.0	1.0	1.2	1.2	1.2
Interest coverage (3)	11.9 ×	13.7 ×	13.4 ×	14.2 ×	15.5 ×
Net working capital to sales	(0.3)%	(0.9)%	4.8%	4.7%	4.3%
Effective income tax rate (4)	33.3%	32.6%	31.0%	29.2%	32.0%
General
Capital expenditures	$117	$166	$210	$143	$107
Total technical expenditures (5)	106	102	101	95	91
Advertising expenditures	234	256	281	257	240
Repairs and maintenance	76	73	69	62	55
Depreciation	143	139	123	120	109
Amortization of intangible assets	22	24	23	23	17
Shareholders of record (total count)	9,469	9,803	10,173	10,625	11,056
Number of employees (total count)	30,677	31,572	30,767	29,434	28,690
Sales per employee (thousands of dollars)	$260	$254	$254	$244	$213
Sales per dollar of assets	1.81	1.65	1.56	1.65	1.43

(1)	Based on net income and shareholders’ equity at beginning of year.

(2)	Based on cash dividends per common share and prior year’s diluted net income per common share.

(3)	Ratio of income before income taxes, minority interest and interest expense to interest expense.

(4)	Based on income before income taxes and minority interest.

(5)	See Note 1, pages 47 and 48 of this report, for a description of technical expenditures.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SUMMARY
     The Sherwin-Williams Company, founded in 1866, and its consolidated wholly owned subsidiaries (collectively, the “Company”) are engaged in the development, manufacture, distribution and sale of paint, coatings and related products to professional, industrial, commercial and retail customers primarily in North and South America with additional operations in the Caribbean region, Europe and Asia. The Company is structured into three reportable operating segments — Paint Stores Group, Consumer Group and Global Finishes Group (collectively, the “Reportable Operating Segments”) — and an Administrative Segment in the same way it is internally organized for assessing performance and making decisions regarding allocation of resources. See pages 5 through 7 and page 10 of this report and Note 18, on pages 72 through 74 of this report, for more information concerning the Reportable Operating Segments.
     The weak U.S. housing market and worsening U.S. economic conditions that began to affect architectural paint sales volume in 2007 deteriorated further in 2008. The decline in architectural paint sales volume rapidly expanded into other markets served by the Company, reduced manufacturing volume demand and quickly spread into foreign markets, contributing to an overall decline in the business of the Company during the last half of 2008. In respect to the deteriorating global economic conditions in 2008, management of the Company performed additional procedures during the year and at year-end to properly value the Company’s assets and liabilities based on the latest information available on which to base such valuations. Specifically, management performed in-depth reviews to determine that: the collectibility of accounts receivable was properly estimated; current market values of inventories exceeded cost; the quoted and unavailable market values of deferred pension assets were reasonable; fair market values of goodwill and intangible assets were appropriately and reasonably estimated; the useful lives and fair market values of property, plant and equipment were established in relation to the current lower manufacturing and sales demand; adequate impairments of property, plant and equipment and accrual of qualified exit costs were recorded for all closed sites being held for disposal; and all sales allowances, returns, discounts, warranties and complaint allowances were reasonably stated in respect to the current economic conditions and declining business environment. The results of the additional interim and year-end procedures performed are evident in some categories, such as impairments of goodwill and intangible assets, and less evident in other categories. For more information concerning management’s additional reviews conducted in respect to the current economic environment, see the discussion of critical accounting policies and estimates in the following section.
     The Company’s financial condition, liquidity and cash flow remained strong in 2008 in spite of extremely challenging global economic conditions that included significant reductions in demand, increased costs of certain raw materials, increased manufacturing costs related to lower volume throughput, tightened credit markets and severe fluctuations in foreign currency rates. Net working capital improved $44.3 million at December 31, 2008 compared to 2007 due primarily to a larger proportional decrease in current liabilities than current assets. Short-term borrowings decreased $140.6 million, and all other current liabilities decreased $64.1 million. The Company was able to arrange sufficient short-term borrowing capacity at reasonable rates even as the credit market tightened, and the Company has sufficient total available borrowing capacity to fund its current operating needs. Accounts receivable and Inventories were down $124.0 million, and the remaining current assets decreased $36.4 million. The use of a portion of Net operating cash to reduce Total current liabilities more than Total current assets improved the Company’s current ratio to .99 at December 31, 2008 from .97 at December 31, 2007. Total debt at December 31, 2008 decreased $131.7 million to $833.7 million from $965.4 at December 31, 2007 and decreased as a percentage of total capitalization to 34.2 percent from 35.1 percent at the end of 2007. At December 31, 2008, the Company had remaining borrowing ability of $1.51 billion. Net operating cash increased $1.7 million to $876.2 million in 2008 from $874.5 million in 2007 in spite of a decrease of $70.6 million in net income and adjustments to reconcile net income to net operating cash due primarily to a reduction in Accounts receivable and an increase in Accounts payable. Generation of Net operating cash provided the funds necessary to support the Company’s growth in 2008, sustain its manufacturing and distribution capabilities, maintain its financial stability and return a portion of the cash generated to its shareholders. In 2008, the Company invested $68.7 million in acquisitions and $117.2 million in capital additions and improvements, reduced its total debt $131.7 million, purchased $393.5 million in treasury stock, and paid $165.1 million in cash dividends to its shareholders of common stock.
     Results of operations for the Company in 2008 also suffered the effects of the deteriorating global economic conditions, rapid changes in the housing markets in the United States resulting in a significant decrease in end-market demand for coatings and other building materials, and sharp increases in raw material costs during the first half of the year. Consolidated net sales decreased .3 percent in 2008 to $7.98 billion from $8.01 billion in 2007 due primarily to sales volume declines resulting from the recession that has contracted demand in the domestic market for the past two years and its expansion to the global markets in the

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
second half of 2008. Net sales in the Paint Stores Group decreased 2.4 percent in the year to $4.83 billion due to decreased paint volume sales that were partially offset by selling price increases. Net sales in the Paint Stores Group from stores open more than twelve calendar months decreased 5.3 percent. Net sales in the Consumer Group decreased 3.0 percent to $1.27 billion due primarily to sluggish Do-It-Yourself (DIY) demand at most of the Group’s retail customers. Net sales in the Global Finishes Group increased 7.8 percent in the year to $1.87 billion when stated in U.S. dollars due primarily to acquisitions and selling price increases and first half of the year favorable currency translation rates and volume gains. Gross profit as a percent of consolidated net sales decreased to 43.8 percent in 2008 from 45.0 percent in 2007 due primarily to higher raw material costs and conversion costs relating to lower manufacturing volume partially offset by higher selling prices. Selling, general and administrative expenses increased as a percent of consolidated net sales to 33.1 percent in 2008 as compared to 32.4 percent in 2007, in spite of good expense control across all Reportable Operating Segments, due primarily to the sales decline. Other general expense — net increased $1.8 million due to increased losses on the disposition of assets that were partially offset by decreased provisions for environmental related matters. Trademark and goodwill impairment charges of $54.6 million occurred in 2008 due to the anticipated shortfall in future sales and cash flow expectations of certain domestic and foreign trademarks and reporting units. Impairments of trademarks and goodwill were $16.1 million in 2007. Interest expense decreased $5.9 million in 2008 due to lower short-term borrowings and borrowing rates. Interest and net investment income decreased $10.2 million in 2008 due to lower overall rates and lower average investment compared to 2007. The effective income tax rate for 2008 was 33.3 percent compared to 32.6 percent in 2007. Diluted net income per common share, including impairment charges of $.31 per share in 2008 and $.08 per share in 2007, decreased 14.9 percent to $4.00 per share for 2008 from $4.70 per share a year ago.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
     The preparation and fair presentation of the consolidated financial statements, accompanying notes and related financial information included in this report are the responsibility of management. The consolidated financial statements, accompanying notes and related financial information included in this report have been prepared in accordance with U.S. generally accepted accounting principles. The consolidated financial statements contain certain amounts that were based upon management’s best estimates, judgments and assumptions. Management considered the impact of the current global economic recession and utilized certain outside economic sources of information when developing the bases for their estimates and assumptions. The impact of the deteriorating global economic conditions on the estimates and assumptions used by management was believed to be reasonable under the circumstances. Management used assumptions based on historical results, considering the current economic trends, and other assumptions to form the basis for determining appropriate carrying values of assets and liabilities that were not readily available from other sources. Actual results could differ from those estimates. Also, materially different amounts may result under materially different conditions, materially different economic trends or from using materially different assumptions. However, management believes that any materially different amounts resulting from materially different conditions or material changes in facts or circumstances are unlikely to significantly impact the current valuation of assets and liabilities that were not readily available from other sources.
     All of the significant accounting policies that were followed in the preparation of the consolidated financial statements are disclosed in Note 1, on pages 44 through 49 of this report. The following procedures and assumptions utilized by management directly impacted many of the reported amounts in the consolidated financial statements.
Non-Traded Investments
     The Company has invested in the U. S. affordable housing and historic renovation real estate markets. These investments have been identified as variable interest entities. However, the Company is not the primary beneficiary and did not consolidate the operations of the investments. The carrying amounts of these non-traded investments, which approximate market value, were determined based on cost less related income tax credits determined by the effective yield method. The Company’s risk of loss from these non-traded investments is limited to the amount of its contributed capital. The Company has no ongoing capital commitments, loan requirements or guarantees with the general partners that would require any future cash contributions other than the contractually committed capital contributions that are disclosed in the contractual obligations table on page 24 of this report. See Note 1, on page 44 of this report, for more information on non-traded investments.
Accounts Receivable
     Accounts receivable were recorded at the time of credit sales net of provisions for sales returns and allowances. Provisions for allowances for doubtful collection of accounts, included in Selling, general and administrative expenses, were based on management’s best judgment and assessment,

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
including an analysis of historical bad debts, a review of the aging of Accounts receivable and a review of the current creditworthiness of customers. Management anticipates that more accounts that have historically been capable of payment may be unable to pay current balances in the future. Management recorded allowances for such accounts which were believed to be uncollectible, including amounts for the resolution of potential credit and other collection issues such as disputed invoices, customer satisfaction claims and pricing discrepancies. However, depending on how such potential issues are resolved, or if the financial condition of any of the Company’s customers were to deteriorate and their ability to make required payments became impaired, increases in these allowances may be required. As of December 31, 2008, no individual customer constituted more than 5 percent of Accounts receivable.
Inventories
     Inventories were stated at the lower of cost or market with cost determined principally on the last-in, first-out method. Inventory quantities were adjusted during the fourth quarter of 2008 as a result of annual physical inventory counts taken at all locations. Management recorded the best estimate of net realizable value for obsolete and discontinued inventories based on historical experience and current trends through reductions to inventory cost by recording a provision included in Cost of goods sold. Where management estimated that the reasonable market value was below cost or determined that future demand was lower than current inventory levels, based on historical experience, current and projected market demand, current and projected volume trends and other relevant current and projected factors associated with the weak global market, a reduction in inventory cost to estimated net realizable value was made.
Purchase Accounting, Goodwill and Intangible Assets
     In accordance with Statement of Financial Accounting Standards (FAS) No. 141, “Business Combinations,” the Company used the purchase method of accounting to allocate costs of acquired businesses to the assets acquired and liabilities assumed based on their estimated fair values at the dates of acquisition. The excess costs of acquired businesses over the fair values of the assets acquired and liabilities assumed were recognized as Goodwill. The valuations of the acquired assets and liabilities will impact the determination of future operating results. In addition to using management estimates and negotiated amounts, the Company used a variety of information sources to determine the estimated values of acquired assets and liabilities including: third-party appraisals for the estimated value and lives of identifiable intangible assets and property, plant and equipment; third-party actuaries for the estimated obligations of defined benefit pension plans and similar benefit obligations; and legal counsel or other experts to assess the obligations associated with legal, environmental and other contingent liabilities. The business and technical judgment of management was used in determining which intangible assets have indefinite lives and in determining the useful lives of finite-lived intangible assets in accordance with FAS No. 142, “Goodwill and Other Intangible Assets.”
     As required by FAS No. 142, management performed an interim impairment test of certain acquired trademarks during the second quarter of 2008 when it became apparent that current and projected sales trends used in determining the fair values of some trademarks were declining substantially. Also, as required by FAS No. 142, management performed an annual impairment testing of goodwill and indefinite-lived intangible assets during the fourth quarters of 2008, 2007 and 2006. Management estimated the fair values of goodwill and indefinite-lived intangible assets using a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each reporting unit. Growth models were developed using both industry and company historical results and forecasts. These models required management to make certain assumptions based upon information available at the time the valuation was performed. Actual results could differ from these assumptions. Management believes the assumptions used are reflective of what a market participant would have used in calculating fair value considering the current economic condition. See Notes 2 and 3, pages 49 through 52 of this report, for a discussion of businesses acquired, the estimated fair values of goodwill and identifiable intangible assets recorded at acquisition date and reductions in carrying value of goodwill and indefinite-lived intangible assets recorded during the interim and annual impairment tests in accordance with FAS No. 142.
Property, Plant and Equipment and Impairment of Long Lived Assets
     Property, plant and equipment was stated on the basis of cost and depreciated principally on a straight-line basis using industry standards and historical experience to estimate useful lives. In accordance with FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” if events or changes in circumstances indicated that the carrying value of long-lived assets may not be recoverable or the useful life had changed, impairment tests were performed or the useful life was adjusted. Undiscounted future cash flows were used to calculate the recoverable value of long-lived assets to determine if such assets were impaired. Where impairment was identified, management determined fair values for assets

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
using a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each group of assets. Growth models were developed using both industry and company historical results and forecasts. If the usefulness of an asset was determined to be impaired, management estimated a new useful life based on the period of time for projected uses of the asset. Such models and changes in useful life required management to make certain assumptions based upon information available at the time the valuation or determination was performed. Actual results could differ from these assumptions. Management believes the assumptions used are reflective of what a market participant would have used in calculating fair value or useful life considering the current economic condition. See Notes 3 and 5, pages 51 and 53 of this report, for a discussion of the reductions in carrying value or useful life of long-lived assets in accordance with FAS No. 144.
Exit or Disposal Activities
     Management is continually re-evaluating the Company’s operating facilities against its long-term strategic goals. During 2008, management revised some of its long-term strategic goals in line with the projected economic conditions and product demand that are expected to exist globally resulting in the shutdown, closure and subsequent disposition of certain manufacturing and distribution facilities, administrative offices, stores and branches. Liabilities associated with exit or disposal activities are recognized as incurred in accordance with FAS No. 146, “Accounting for Costs from Exit or Disposal Activities” and property, plant and equipment is tested for impairment in accordance with FAS No. 144. Provisions for qualified exit costs are made at the time a facility is no longer operational, include amounts estimated by management and primarily represent post-closure rent expenses, incremental post-closure costs and costs of employee terminations. Adjustments may be made to liabilities accrued for qualified exit costs if information becomes available upon which more accurate amounts can be reasonably estimated. If impairment of property, plant and equipment exists, the carrying value is reduced to fair value estimated by management. Additional impairment may be recorded for subsequent revisions in estimated fair value. See Note 5, pages 53 through 55 of this report, for information concerning impairment of property, plant and equipment and accrued qualified exit costs.
Other Liabilities
     The Company is self-insured for certain liabilities, primarily worker’s compensation claims, employee medical and disability benefits, and automobile, property, general and product liability claims. Estimated amounts were accrued for certain worker’s compensation, employee medical and disability benefits, automobile and property claims filed but unsettled and estimated claims incurred but not reported based upon management’s estimated aggregate liability for claims incurred using historical experience, actuarial assumptions followed in the insurance industry and actuarially-developed models for estimating certain liabilities. Certain estimated general and product liability claims filed but unsettled were accrued based on management’s best estimate of ultimate settlement or actuarial calculations of potential liability using industry experience and actuarial assumptions developed for similar types of claims.
Defined Benefit Pension and Other Postretirement Benefit Plans
     To determine the Company’s ultimate obligation under its defined benefit pension plans and postretirement benefit plans other than pensions, management must estimate the future cost of benefits and attribute that cost to the time period during which each covered employee works. To determine the obligations of such benefit plans, management uses actuaries to calculate such amounts using key assumptions such as discount rates, inflation, long-term investment returns, mortality, employee turnover, rate of compensation increases and medical and prescription drug costs. Management reviews all of these assumptions on an ongoing basis to ensure that the most current information available is being considered. An increase or decrease in the assumptions or economic events outside management’s control could have a direct impact on the Company’s results of operations or financial condition.
     Effective December 31, 2006, the Company adopted FAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” that requires recognition of a plan’s funded status as an asset for over-funded plans and as a liability for unfunded or under-funded plans. In addition, actuarial gains and losses and prior service costs that were unrecognized prior to the adoption of FAS No. 158 must now be recognized and recorded in Cumulative other comprehensive loss, a component of Shareholders’ equity. The amounts recorded in Cumulative other comprehensive loss as a result of the initial application of FAS No. 158 will continue to be modified as actuarial assumptions and service costs change and all such amounts will be amortized to expense over a period of years through the net pension and net periodic benefit costs. A reduction in the over-funded status of the Company’s defined benefit pension plans at December 31, 2008, due to the decrease in market value of equity securities held by the plans, will increase the future amortization of actuarial losses recognized in Cumulative comprehensive loss. This amortization, combined with the reduction in estimated

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
returns on assets of the plans due to the lower level of asset values, will increase net pension costs in 2009 and subsequent years. See Note 6, on pages 55 through 60 of this report, for information concerning the Company’s defined benefit pension plans and other postretirement benefit plans.
Debt
     The fair values of the Company’s publicly traded long-term debt were based on quoted market prices. The fair values of the Company’s non-traded long-term debt were estimated using discounted cash flow analyses, based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. See Note 1, page 44 of this report, for the carrying amounts and fair values of the Company’s long-term debt, and Note 7, pages 60 and 61 of this report, for a description of the Company’s long-term debt arrangements.
Environmental Matters
     The Company is involved with environmental investigation and remediation activities at some of its currently and formerly owned sites and at a number of third-party sites. The Company accrues for environmental-related activities for which commitments or clean-up plans have been developed and for which costs can be reasonably estimated based on industry standards and historical experience. All accrued amounts were recorded on an undiscounted basis. Environmental-related expenses included direct costs of investigation and remediation and indirect costs such as compensation and benefits for employees directly involved in the investigation and remediation activities and fees paid to outside engineering, actuarial, consulting and law firms. Due to uncertainties surrounding environmental investigations and remediation activities, the Company’s ultimate liability may result in costs that are significantly higher than currently accrued. See pages 22 through 24 and Note 8, on pages 61 and 62 of this report, for information concerning the accrual for extended environmental-related activities and a discussion concerning unaccrued future loss contingencies.
Litigation and Other Contingent Liabilities
     In the course of its business, the Company is subject to a variety of claims and lawsuits, including litigation relating to product liability and warranty, personal injury, environmental, intellectual property, commercial and contractual claims. Management believes that the Company has properly accrued for all known liabilities that existed and those where a loss was deemed probable for which a fair value was available or an amount could be reasonably estimated in accordance with all present U.S. generally accepted accounting principles. However, because litigation is inherently subject to many uncertainties and the ultimate result of any present or future litigation is unpredictable, the Company’s ultimate liability may result in costs that are significantly higher than currently accrued. In the event that the Company’s loss contingency is ultimately determined to be significantly higher than currently accrued, the recording of the liability may result in a material impact on net income for the annual or interim period during which such liability is accrued. Additionally, due to the uncertainties involved, any potential liability determined to be attributable to the Company arising out of such litigation may have a material adverse effect on the Company’s results of operations, liquidity or financial condition. See pages 26 through 30 of this report and Note 9, pages 62 through 66 of this report, for information concerning litigation.
     In addition, the Company may be subject to potential liabilities for which a loss was not deemed probable at this time and a fair value was not available or an amount could not be reasonably estimated due to uncertainties involved. See page 26 of this report for more information concerning contingent liabilities.
Income Taxes
     The Company estimated income taxes in each jurisdiction that it operated. This involved estimating taxable earnings, specific taxable and deductible items, the likelihood of generating sufficient future taxable income to utilize deferred tax assets and possible exposures related to future tax audits. To the extent these estimates change, adjustments to deferred and accrued income taxes will be made in the period in which the changes occur. Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, “Accounting for Uncertainty Income Taxes — an interpretation of FASB Statement No. 109.” FIN No. 48 clarifies the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. See Note 14, pages 70 and 71 of this report, for information concerning the Company’s unrecognized tax benefits, interest and penalties and current and deferred tax expense.
Stock-Based Compensation
     The cost of the Company’s stock-based compensation is recorded in accordance with FAS No. 123R, “Share-Based Payment.” The Company follows the “modified prospective” method as described in the standard whereby compensation cost is recognized for all share-based payments granted after

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
December 31, 2005 and for all unvested awards granted prior to January 1, 2006.
     The Company estimates the fair value of all share-based payments using a Black-Scholes-Merton option pricing model which requires management to make estimates for certain assumptions. Management and a consultant continuously review the following significant assumptions: risk-free interest rate, expected life of options, expected volatility of stock and expected dividend yield of stock. An increase or decrease in the assumptions or economic events outside management’s control could have a direct impact on the Company’s results of operations. See Note 12, pages 67 through 69 of this report, for more information on stock-based compensation.
Revenue Recognition
     The Company’s revenue was primarily generated from the sale of products. All sales of products were recognized when shipped and title had passed to unaffiliated customers. Collectibility of amounts recorded as revenue is reasonably assured at time of sale. Discounts were recorded as a reduction to sales in the same period as the sale resulting in an appropriate net sales amount for the period. Standard sales terms are final and returns or exchanges are not permitted unless expressly stated. Estimated provisions for returns or exchanges, recorded as a reduction resulting in net sales, were established in cases where the right of return existed. The Company offered a variety of programs, primarily to its retail customers, designed to promote sales of its products. Such programs required periodic payments and allowances based on estimated results of specific programs and were recorded as a reduction resulting in net sales. The Company accrued the estimated total payments and allowances associated with each transaction at the time of sale. Additionally, the Company offered programs directly to consumers to promote the sale of its products. Promotions that reduced the ultimate consumer sale prices were recorded as a reduction resulting in net sales at the time the promotional offer was made, generally using estimated redemption and participation levels. The Company continually assesses the adequacy of accruals for customer and consumer promotional program costs earned but not yet paid. To the extent total program payments differ from estimates, adjustments may be necessary. Historically, these total program payments and adjustments have not been material.
FINANCIAL CONDITION, LIQUIDITY AND CASH FLOW
Overview
     The Company’s financial condition, liquidity and cash flow remained strong in 2008 in spite of extremely challenging global economic conditions that included significant reductions in demand, increased costs of certain raw materials, increased manufacturing costs related to lower volume throughput, tightened credit markets and severe fluctuations in foreign currency rates. Net working capital improved $44.3 million at December 31, 2008 compared to 2007 due primarily to a larger proportional decrease in current liabilities than current assets. Short-term borrowings decreased $140.6 million, and all other current liabilities decreased $64.1 million. The Company was able to arrange sufficient short-term borrowing capacity at reasonable rates even as the credit market tightened, and the Company has sufficient total available borrowing capacity to fund its current operating needs. Accounts receivable and Inventories were down $124.0 million, and the remaining current assets decreased $36.4 million. The use of a portion of Net operating cash to reduce Total current liabilities more than Total current assets improved the Company’s current ratio to .99 at December 31, 2008 from .97 at December 31, 2007. Total debt at December 31, 2008 decreased $131.7 million to $833.7 million from $965.4 at December 31, 2007 and decreased as a percentage of total capitalization to 34.2 percent from 35.1 percent at the end of 2007. At December 31, 2008, the Company had remaining borrowing ability of $1.51 billion. Net operating cash increased $1.7 million to $876.2 million in 2008 from $874.5 million in 2007 in spite of a decrease of $70.6 million in net income and adjustments to reconcile net income to net operating cash due primarily to a reduction in Accounts receivable and an increase in Accounts payable after deducting the effects of foreign currency translation rate changes. Generation of Net operating cash provided the funds necessary to support the Company’s growth in 2008, sustain its manufacturing and distribution capabilities, maintain its financial stability and return a portion of the cash generated to its shareholders. In 2008, the Company invested $68.7 million in acquisitions and $117.2 million in capital additions and improvements, reduced its total debt $131.7 million, purchased $393.5 million in treasury stock, and paid $165.1 million in cash dividends to its shareholders of common stock.
Net Working Capital
     Total current assets less Total current liabilities (net working capital) improved $44.3 million to a deficit of $27.5 million at December 31, 2008 from a deficit of $71.8 million at December 31, 2007. The improvement in net working capital related primarily to the use of a portion of Net operating cash to decrease Total current liabilities,

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
primarily short-term borrowings, more than Total current assets decreased. A decrease in Total current liabilities of $204.7 million was due primarily to a decrease in Short-term borrowings of $140.6 million. The Company was able to arrange sufficient short-term borrowing capacity at reasonable rates even as the credit market tightened, and the Company has sufficient total available borrowing capacity to fund its current operating needs. A corresponding decrease in Total current assets of $160.4 million was due primarily to a reduction in Accounts receivable and Inventories of $124.0 million. The decrease in Total current liabilities that exceeded the decrease in Total current assets caused the Company’s current ratio to improve to .99 at December 31, 2008 from .97 at December 31, 2007. Accounts receivable as a percent of Net sales improved to 9.6 percent in 2008 from 10.9 percent in 2007 as timely collections improved and credit tightened. Accounts receivable days outstanding remained flat with last year at 58 days. In 2008, provisions for allowance for doubtful collection of accounts increased $11.2 million, or 37.7 percent, due to the increased level of uncollectible accounts being realized in the current economic downturn and due to the anticipation that more accounts that have historically been capable of payment may be unable to pay current balances in the future. Inventories also improved as a percent of Net sales, to 10.8 percent in 2008 from 11.1 percent in 2007, due primarily to good inventory control. As sales declined, inventory days outstanding increased to 104 days in 2008 from 96 days in 2007. Accounts payable were essentially flat in 2008 at $738.1 million compared to $740.8 million last year.
Goodwill and Intangible Assets
     Goodwill, which represents the excess of cost over the fair value of net assets acquired in purchase business combinations, increased $10.1 million in 2008 due primarily to $24.4 million additional goodwill resulting from acquisitions partially offset by goodwill impairments of $8.9 million and other adjustments, primarily currency translation rate changes, of $5.4 million.
     Intangible assets decreased $51.2 million during 2008. Acquired indefinite-lived intangible assets of $10.3 million, acquired finite-lived intangible assets of $10.2 million and $9.8 million of capitalized software costs were more than offset by impairments of indefinite-lived intangible assets of $45.7 million, amortization of finite-lived intangible assets of $22.3 million and the disposition of an intangible asset and other adjustments, primarily currency translation rate changes, of $13.5 million. Acquired finite-lived intangible assets included assets such as covenants not to compete, customer lists and product formulations. Costs related to designing, developing, obtaining and implementing internal use software are capitalized and amortized in accordance with Statement of Position (SOP) 98-1, “Accounting for the Cost of Computer Software Developed or Obtained for Internal Use.” See Notes 2 and 3, pages 49 through 52 of this report, for a description of acquired goodwill, identifiable intangible assets and asset impairments recorded in accordance with FAS No. 142 and summaries of the remaining carrying values of goodwill and intangible assets.
Deferred Pension Assets
     Deferred pension assets of $215.6 million at December 31, 2008 represent the excess of the fair market value of assets over the actuarially determined projected benefit obligations of the domestic salaried defined benefit pension plan. The decrease in Deferred pension assets during 2008 of $185.0 million, from $400.6 million last year, was due primarily to a decline in the fair market value of equity securities held by the defined benefit pension plans. In accordance with the accounting prescribed by FAS No. 158, the reduction in the value of the Deferred pension assets is recorded in Cumulative other comprehensive loss and a portion of the year’s reduction in Deferred pension assets is amortized as a component of Net pension costs over a defined period of pension service. See Note 6, on pages 55 through 57 of this report, for more information concerning the excess fair value of assets over projected benefit obligations of the defined benefit pension plans and the amortization of actuarial gains or losses relating to changes in the excess assets and other actuarial assumptions.
Property, Plant and Equipment
     Net property, plant and equipment decreased $39.2 million to $860.1 million at December 31, 2008 due primarily to depreciation expense of $143.2 million and the disposal of assets with remaining net book value. Capital expenditures of $117.2 million and acquired assets of $17.2 million partially offset the decreases in property, plant and equipment. Capital expenditures during 2008 in the Paint Stores Group were primarily attributable to the opening of new paint stores and improvements in existing stores. In the Consumer Group, capital expenditures during 2008 were primarily related to efficiency improvements and maintenance items in existing production and distribution facilities. Capital expenditures in the Global Finishes Group were primarily attributable to the opening of new branches and improvements in existing manufacturing and distribution facilities. The Administrative segment incurred capital expenditures primarily for upgrading the Company’s headquarters building and information systems hardware. In 2009, the Company expects to spend slightly less for capital expenditures than in 2008 due to the continuing impact of the global economic

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
decline on market demand and the anticipated reduction in manufacturing volume. The predominant share of the capital expenditures in 2009 is expected to be for various productivity improvement and maintenance projects at existing manufacturing and distribution facilities, new store openings and new or upgraded information systems hardware. The Company does not anticipate the need for any specific long-term external financing to support these capital expenditures.
Debt
     At December 31, 2008, borrowings outstanding under the domestic commercial paper program decreased $216.1 million to $83.1 million. The weighted-average interest rate related to these borrowings was 2.6 percent at December 31, 2008. Borrowings outstanding under the domestic commercial paper program were $299.2 million and $338.8 million with weighted-average interest rates of 5.5 percent and 5.5 percent at December 31, 2007 and December 31, 2006, respectively. Borrowings outstanding under various foreign programs at December 31, 2008 were $33.4 million with a weighted-average interest rate of 9.5 percent. At December 31, 2007 and December 31, 2006, foreign borrowings were $107.9 million and $31.0 million with weighted-average interest rates of 8.9 percent and 4.7 percent, respectively. Long-term debt, including the current portion, increased a net $8.9 million during 2008 due primarily to increased foreign long-term debt.
     During 2006, Moody’s Investors Service downgraded the Company’s debt rating from A2 to A3 and placed the Company’s long-term ratings under review for further downgrade. Standard & Poor’s Ratings Services (S&P) also lowered the Company’s long-term corporate credit rating from A+ to A- and short-term corporate credit rating from A-1 to A-2 and kept the Company’s ratings on CreditWatch with negative implications. In 2007, Moody’s Investors Service and S&P removed the Company from review for further downgrade and CreditWatch, respectively. These actions related to ongoing uncertainties surrounding any potential future cash payments resulting from the Rhode Island lead pigment litigation. No changes to the Company’s debt ratings of A3 stable by Moody’s Investors Service and A-2 with negative implications by S&P were made in 2008.
     The Company has a five-year senior unsecured revolving credit agreement with a maximum borrowing limit of $910.0 million with a $500.0 million letter of credit subfacility. In 2008, the agreement was amended to extend the maturity date to July 20, 2010 and the letter of credit subfacility was reduced to $300.0 million. The maximum borrowing capability under the agreement will be reduced to $845.0 million effective July 20, 2009. The Company’s commercial paper program also has a maximum borrowing limit of $910.0 million. The Company uses the revolving credit agreement to satisfy its commercial paper program’s dollar for dollar liquidity requirement. Due to the seasonality of the Company’s business and the need for available cash prior to the primary selling season and collecting accounts receivable, the Company expects to continue to borrow under the commercial paper program during 2009. There were no borrowings outstanding under the revolving credit agreement at December 31, 2008, 2007 or 2006.
     During 2006, the Company entered into a three-year credit agreement that gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $250.0 million. During 2006, the Company entered into an additional five-year credit agreement that gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $250.0 million. In 2007, the Company entered into two additional five-year credit agreements giving the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $500.0 million. The total credit agreements aggregated $1.0 billion at December 31, 2008. At December 31, 2008, $400.0 million of this amount was outstanding with a weighted average interest rate of 2.8 percent. At December 31, 2007, $250.0 million was outstanding with a weighted average interest rate of 5.0 percent. There were no borrowings outstanding under any of the credit agreements at December 31, 2006.
     In 2006, the Company sold or contributed certain of its accounts receivable to SWC Receivables Funding LLC (SWC), a consolidated wholly owned subsidiary. SWC entered into an accounts receivable securitization borrowing facility with a third-party program agent. Under this program, SWC could borrow up to $500.0 million and secure such borrowings by granting a security interest in the accounts receivable, related security and the cash collections and proceeds of the receivables. This program was discontinued during 2008 and SWC was dissolved. At December 31, 2007 and 2006, SWC had no borrowings outstanding under this program. There were no borrowings under the facility at the time the program was discontinued and no termination penalties were incurred.
     See Note 7, on pages 60 and 61 of this report, for a detailed description of the Company’s debt outstanding and other available financing programs.
Defined Benefit Pension and Other Postretirement Benefit Plans
     In accordance with the accounting prescribed by FAS No. 158, the Company’s total liability for unfunded or under-funded defined benefit pension plans increased $12.9 million

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
to $34.0 million. Postretirement benefits other than pensions decreased $15.6 million to $264.8 million at December 31, 2008. The decrease in the liability was due to the reduction in the actuarially determined postretirement benefit obligation due primarily to changes in the actuarial assumptions. Amounts previously recorded in Cumulative other comprehensive loss in accordance with the provisions of FAS No. 158 were modified in 2008 resulting in an increase in comprehensive loss due primarily to the reduction in the excess plan assets over the actuarially calculated projected benefit obligation in the domestic defined benefit pension plans. Partially offsetting this increased loss were modifications to prior amounts related to changes in actuarial assumptions used to calculate plan obligations.
     The assumed discount rate used to determine the actuarial present value of projected defined benefit pension and other postretirement benefit obligations for domestic plans was increased from 6.0 percent to 6.1 percent at December 31, 2008 due to increased rates of high-quality, long-term investments and was slightly higher for foreign defined benefit pension plans. The rate of compensation increases used to determine the projected benefit obligations remained at 4.0 percent for domestic pension plans and was slightly lower on most foreign plans. In deciding on the rate of compensation increases, management considered historical Company increases as well as expectations for future increases. The expected long-term rate of return on assets remained at 7.5 percent for 2008 for domestic pension plans and was slightly lower for most foreign plans. In establishing the expected long-term rate of return on plan assets for 2008, management considered the historical rates of return, the nature of investments and an expectation for future investment strategies. The assumed health care cost trend rates used to determine the net periodic benefit cost of postretirement benefits other than pensions for 2008 were 8.0 percent for medical and 10.0 percent for prescription drug cost increases, both decreasing gradually to 5.0 percent in 2013 for prescription drug cost increases and in 2014 for health care. The assumed health care cost trend rates used to determine the benefit obligation at December 31, 2008 were 7.5 percent for medical and 9.0 percent for prescription drug cost increases. In developing the assumed health care cost trend rates, management considered industry data, historical Company experience and expectations for future health care costs.
     For 2009 Net pension cost and Net periodic benefit cost recognition for domestic plans, the Company will use a discount rate of 6.1 percent, an expected long-term rate of return on assets of 7.5 percent, a rate of compensation increase of 4.0 percent and cost trend rates of 7.5 percent for health care and 9.0 percent for prescription drug cost increases. In establishing the expected long-term rate of return on assets, management considered the historical rates of return beyond the latest short-term anomaly in marketable equity securities, the nature of investments held by the plans and an expectation for future investment strategies that will return the funds to a more normal return rate. Slightly higher discount rates and rates of compensation increases and lower expected long-term rates of return on plan assets will be used for most foreign plans. Use of these assumptions, and amortization of actuarial losses, will result in a domestic Net pension cost in 2009 that is expected to be approximately $46.8 million higher than in 2008 and a Net periodic benefit cost for postretirement benefits other than pensions that is expected to decrease slightly in 2009 compared to 2008. See Note 6, on pages 55 through 60 of this report, for more information on the Company’s obligations and funded status for its defined benefit pension plans and postretirement benefits other than pensions.
Other Long-Term Liabilities
     Other long-term liabilities decreased $51.0 million during 2008 due primarily to a decrease of $37.5 million in non-current and deferred tax liabilities. Accruals for extended environmental-related liabilities included in Other long-term liabilities decreased $5.1 million in 2008. See below and Note 8, on pages 61 and 62 of this report, for further information on environmental-related long-term liabilities.
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
     Depreciation of capital expenditures and other expenses related to ongoing environmental compliance measures were included in the normal operating expenses of conducting business. The Company’s capital expenditures, depreciation and other expenses related to ongoing environmental compliance measures were not material to the Company’s financial condition, liquidity, cash flow or results of operations during 2008. Management does not expect that such capital expenditures, depreciation and other expenses will be material to

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
the Company’s financial condition, liquidity, cash flow or results of operations in 2009.
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
     The Company accrues for estimated costs of investigation and remediation activities at its currently or formerly owned sites and third-party sites for which commitments or clean-up plans have been developed and when such costs can be reasonably estimated based on industry standards and professional judgment. These estimated costs are based on currently available facts regarding each site. The Company accrues a specific estimated amount when such an amount and a time frame in which the costs will be incurred can be reasonably determined. If the best estimate of costs can only be identified as a range and no specific amount within that range can be determined more likely than any other amount within the range, the minimum of the range is accrued by the Company in accordance with applicable accounting rules and interpretations. The Company continuously assesses its potential liability for investigation and remediation activities and adjusts its environmental-related accruals as information becomes available upon which more accurate costs can be reasonably estimated. At December 31, 2008, 2007 and 2006, the Company had accruals for environmental-related activities of $180.7 million, $193.8 million and $173.1 million, respectively.
     Due to the uncertainties of the scope and magnitude of contamination and the degree of investigation and remediation activities that may be necessary at certain currently or formerly owned sites and third-party sites, it is reasonably likely that further extensive investigations may be required and that extensive remedial actions may be necessary not only on such sites but on adjacent properties. Depending on the extent of the additional investigations and remedial actions necessary, the Company’s ultimate liability may result in costs that are significantly higher than currently accrued. If the Company’s future loss contingency is ultimately determined to be at the maximum of the range of possible outcomes for every site for which costs can be reasonably estimated, the Company’s aggregate accruals for environmental-related activities would be $114.9 million higher than the accruals at December 31, 2008.
     Five of the Company’s currently and formerly owned sites, described below, accounted for the majority of the accruals for environmental-related activities and the unaccrued maximum of the estimated range of possible outcomes at December 31, 2008, 2007 and 2006. At December 31, 2008, $135.2 million, or 74.8 percent, of the total accrual for environmental-related activities related directly to these five sites. Of the aggregate unaccrued exposure at December 31, 2008, $74.9 million, or 65.2 percent, related to the five sites. While environmental investigations and remedial actions are in different stages at these sites, additional investigations, remedial actions and/or monitoring will likely be required at each site.
     Two of the five sites are formerly owned manufacturing facilities in New Jersey that are in various early stages of the environmental-related process. Although contamination determined to be associated with historical operations of the Company exists at the sites and adjacent areas, the extent and magnitude of the contamination has not yet been fully quantified, a final remedial action plan has not yet been formulated and no clean up goals have been approved by the lead governmental agency. It is reasonably likely that further extensive investigations may be required and that extensive remedial actions may be necessary at the formerly owned sites, in adjacent areas and along adjacent waterways. Depending on the extent of the additional investigations and remedial actions necessary, the ultimate liability for these sites may exceed the amounts currently accrued and the maximum of the ranges of reasonably possible outcomes currently estimated by management.
     Two additional sites are a currently owned and operating manufacturing and research site located in Illinois and a currently owned contiguous former manufacturing non-operating site. The environmental issues at these two adjoining sites have been determined to be associated with historical operations of the Company. The majority of the investigative activities have been completed at these sites and some remedial measures have been taken. Agreement has been obtained from the appropriate governmental agency on a proposed remedial action plan for the currently operating site and further development of that plan is underway. A proposed remedial action plan has been formulated for the non-operating site, including demolition of remaining structures on the site, but no clean up goals have been approved by the lead governmental agency. Due to the uncertainties of the scope and magnitude of contamination and the degree of remediation that may be necessary relating to this non-operating site, it is reasonably likely that further investigations may be required and that extensive remedial actions may be necessary.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The fifth site is a currently owned non-operating former manufacturing site located in California. The environmental issues at this site have been determined to be associated with historical manufacturing operations of the Company. The majority of the investigative activities have been completed at this site, some interim remedial actions have been taken and a proposed remedial action plan has been formulated but currently no clean up goals have been approved by the lead governmental agency. Due to the uncertainties of the scope and magnitude of contamination and the degree of remediation that may be required relating to this site, it is reasonably likely that extensive remedial actions may be necessary.
     Management cannot presently estimate the ultimate potential loss contingencies related to these five sites or other less significant sites until such time as a substantial portion of the investigative activities at each site is completed and remedial action plans are developed.
     In accordance with FIN No. 47, “Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143,” the Company has identified certain conditional asset retirement obligations at various current manufacturing, distribution and store facilities. These obligations relate primarily to asbestos abatement and closures of hazardous waste containment devices. Using investigative, remediation and disposal methods that are currently available to the Company, the estimated cost of these obligations is not significant.
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
Contractual Obligations and Commercial Commitments
     The Company has certain obligations and commitments to make future payments under contractual obligations and commercial commitments. The following table summarizes such obligations and commitments as of December 31, 2008:

	Payments Due by Period
(thousands of dollars)		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years
Long-term debt	$317,297	$13,570	$17,441	$803	$285,483
Operating leases	970,329	217,962	345,441	212,737	194,189
Short-term borrowings	516,438	516,438
Interest on Long-term debt	1,194,388	24,421	45,811	44,207	1,079,949
Purchase obligations [1]	153,012	153,012
Other contractual obligations [2]	64,458	57,314	5,395	1,599	150

Total contractual cash obligations	$3,215,922	$982,717	$414,088	$259,346	$1,559,771

[1]	Relate to open purchase orders for raw materials at December 31, 2008.

[2]	Relate primarily to estimated future capital contributions to investments in the U.S. affordable housing and historic renovation real estate partnerships, FIN No. 48 liabilities due in less than one year of $5,665 and various other contractural obligations. Payments of FIN No. 48 liabilities beyond one year cannot be reasonably estimated and are not included. See Note 14, on page 71 of this report, for a description of FIN No. 48 liabilities.

	Amount of Commitment Expiration Per Period
		Less than			More than
Commercial Commitments	Total	1 Year	1-3 Years	3-5 Years	5 Years
Standby letters of credit	$27,922	$27,922
Surety bonds	43,036	43,036
Other commercial commitments	39,016	39,016

Total commercial commitments	$109,974	$109,974	$—	$—	$—

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Warranties
     The Company offers product warranties for certain products. The specific terms and conditions of such warranties vary depending on the product or customer contract requirements. Management estimated the costs of unsettled product warranty claims based on historical results and experience. Management periodically assesses the adequacy of the accrual for product warranty claims and adjusts the accrual as necessary. Changes in the Company’s accrual for product warranty claims during 2008, 2007 and 2006, including customer satisfaction settlements during the year, were as follows:

(thousands of dollars)	2008	2007	2006
Balance at January 1	$19,596	$25,226	$23,003
Charges to expense	31,339	31,461	36,939
Settlements	(32,906)	(37,091)	(34,716)

Balance at December 31	$18,029	$19,596	$25,226

Shareholders’ Equity
     Shareholders’ equity decreased $180.1 million to $1.61 billion at December 31, 2008 from $1.79 billion last year. The decrease in Shareholders’ equity resulted from the purchase of treasury stock for $393.5 million and an increase in Cumulative other comprehensive loss of $212.0 million due primarily to losses associated with Deferred pension assets, net of taxes. The Company purchased 7.25 million shares of its common stock during 2008 for treasury. The Company acquires its common stock for general corporate purposes and, depending on its cash position and market conditions, it may acquire additional shares in the future. The Company had remaining authorization from its Board of Directors at December 31, 2008 to purchase 19.75 million shares of its common stock. The increase of $212.0 million in Cumulative other comprehensive loss was due primarily to the recognition, net of taxes, of $121.6 million in net actuarial losses and prior service costs of defined benefit pension and postretirement benefit plans and unfavorable foreign currency translation effects of $89.1 million attributable to the weakening of most foreign operations’ functional currencies against the U.S. dollar. These reductions to Shareholders’ Equity were only partially offset by increases in other equity categories.
     Total increases in common stock and other capital of $120.3 million were due primarily to the recognition of stock-based compensation expense, stock option exercises and related income tax effect and the tax impact of certain employee stock ownership plan (ESOP) transactions. Retained earnings increased $309.7 million during 2008 due to net income of $476.9 million partially offset by $165.1 million in cash dividends paid and a $2.1 million cumulative-effect adjustment for recording the impact of post-retirement liabilities created under split-dollar life insurance arrangements. The Company’s cash dividend per common share payout target is 30.0 percent of the prior year’s diluted net income per common share. The 2008 annual cash dividend of $1.40 per common share represented 29.8 percent of 2007 diluted net income per common share. The 2008 annual dividend represented the thirtieth consecutive year of dividend payments since the dividend was suspended in 1978. At a meeting held on February 18, 2009, the Board of Directors increased the quarterly cash dividend to $.355 per common share. This quarterly dividend, if approved in each of the remaining quarters of 2009, would result in an annual dividend for 2009 of $1.42 per common share or a 35.5 percent payout of 2008 diluted net income per common share. The Board of Directors considered the increase in the proposed cash dividend payout appropriate, representing a percentage payout of 2008 diluted net income per common share exceeding 30.0 percent, in respect to the Net operating cash achieved by the Company and the anticipated short-term negative impact on the Company’s earnings of the current economic malaise. See the Statements of Consolidated Shareholders’ Equity and Comprehensive Income, on page 43 of this report, and Notes 10, 11 and 12, on pages 66 through 69 of this report, for more information concerning Shareholders’ equity.
Cash Flow
     Net operating cash increased $1.7 million to $876.2 million in 2008 from $874.5 million in 2007 in spite of a decrease of $70.6 million in Net income and Adjustments to reconcile net income to net operating cash due primarily to a reduction in Accounts receivable and an increase in Accounts payable. Generation of Net operating cash provided the funds necessary to support the Company’s growth in 2008, sustain its manufacturing and distribution capabilities, maintain its financial stability and return a portion of the cash generated to its shareholders. In 2008, the Company invested $68.7 million in acquisitions and $117.2 million in capital additions and improvements, reduced its total debt $131.7 million, purchased $393.5 million in treasury stock, and paid $165.1 million in cash dividends to its shareholders of common stock.
     Management considers a measurement of cash flow that is not in accordance with U. S. generally accepted accounting principles to be a useful tool in determining the discretionary portion of the Company’s Net operating cash. Management reduces Net operating cash, as shown in the Statements of Consolidated Cash Flows, by the amount reinvested in the business for Capital expenditures and the return of investment to its shareholders by the Payments of cash dividends. The resulting value is referred to by management as “Free Cash Flow” which may not be comparable to values

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
considered by other entities using the same terminology. The reader is cautioned that the following value should not be compared to other entities unknowingly. The amount shown below should not be considered an alternative to Net operating cash or other cash flow amounts provided in accordance with U. S. generally accepted accounting principles disclosed in the Statements of Consolidated Cash Flows, on page 42 of this report. Free Cash Flow as defined and used by management is determined as follows:

(thousands of dollars)	2008	2007	2006
Net operating cash	$876,233	$874,545	$815,841
Capital expenditures	(117,203)	(165,870)	(209,939)
Cash dividends	(165,111)	(162,301)	(135,357)

Free cash flow	$593,919	$546,374	$470,545

Contingent Liabilities
     Life Shield Engineered Systems, LLC (Life Shield) is a wholly owned subsidiary of the Company. Life Shield develops and manufactures blast and fragment mitigating systems and ballistic resistant systems. The blast and fragment mitigating systems and ballistic resistant systems create a potentially higher level of product liability for the Company (as an owner of and raw material supplier to Life Shield and as the exclusive distributor of Life Shield’s systems) than is normally associated with coatings and related products currently manufactured, distributed and sold by the Company.
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
     Management of the Company has reviewed the potential increased liabilities associated with Life Shield’s systems and determined that potential liabilities arising from an Act of Terrorism that could ultimately affect the Company will be appropriately insured or limited by current regulations. However, due to the uncertainties involved in the future development, usage and application of Life Shield’s systems, the number or nature of possible future claims and legal proceedings, or the affect that any change in legislation and/ or administrative regulations may have on the limitations of potential liabilities, management cannot reasonably determine the scope or amount of any potential costs and liabilities for the Company related to Life Shield or to Life Shield’s systems. Any potential liability for the Company that may result from Life Shield or Life Shield’s systems cannot reasonably be estimated. However, based upon, among other things, the limitation of liability under the SAFETY Act in the event of an Act of Terrorism, management does not currently believe that the costs or potential liability ultimately determined to be attributable to the Company through its ownership of Life Shield, as a supplier to Life Shield or as a distributor of Life Shield’s systems arising from the use of Life Shield’s systems will have a material adverse effect on the Company’s results of operations, liquidity or financial conditions.
Litigation
     In the course of its business, the Company is subject to a variety of claims and lawsuits, including litigation relating to product liability and warranty, personal injury, environmental, intellectual property, commercial, contractual and antitrust claims that are inherently subject to many uncertainties regarding the possibility of a loss to the Company. These uncertainties will ultimately be resolved when one or more future events occur or fail to occur confirming the incurrence of a liability or the reduction of a liability. In accordance with FAS No. 5, “Accounting for Contingencies,” the Company accrues for these contingencies by a charge to income when it is both probable that one or more future events will occur confirming the fact of a loss and the amount of the loss can be reasonably estimated. In the event that the Company’s loss contingency is ultimately determined to be significantly higher than currently accrued, the recording of the additional liability may result in a material impact on the Company’s results of operations, liquidity or financial condition for the annual or interim period during which such additional liability is accrued. In those cases where no accrual is recorded because it is not probable that a liability has been incurred and cannot be reasonably estimated, any potential liability ultimately determined to be attributable to the Company may result in a material impact on the Company’s results of operations, liquidity or financial condition for the annual or interim period during which such liability is accrued. In those cases where no accrual is recorded or

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
exposure to loss exists in excess of the amount accrued, FAS No. 5 requires disclosure of the contingency when there is a reasonable possibility that a loss or additional loss may have been incurred if even the possibility may be remote.
     Lead pigment and lead-based paint litigation. The Company’s past operations included the manufacture and sale of lead pigments and lead-based paints. The Company, along with other companies, is a defendant in a number of legal proceedings, including individual personal injury actions, purported class actions and actions brought by various counties, cities, school districts and other government-related entities, arising from the manufacture and sale of lead pigments and lead-based paints. The plaintiffs are seeking recovery based upon various legal theories, including negligence, strict liability, breach of warranty, negligent misrepresentations and omissions, fraudulent misrepresentations and omissions, concert of action, civil conspiracy, violations of unfair trade practice and consumer protection laws, enterprise liability, market share liability, public nuisance, unjust enrichment and other theories. The plaintiffs seek various damages and relief, including personal injury and property damage, costs relating to the detection and abatement of lead-based paint from buildings, costs associated with a public education campaign, medical monitoring costs and others. The Company is also a defendant in legal proceedings arising from the manufacture and sale of non-lead-based paints which seek recovery based upon various legal theories, including the failure to adequately warn of potential exposure to lead during surface preparation when using non-lead-based paint on surfaces previously painted with lead-based paint. The Company believes that the litigation brought to date is without merit or subject to meritorious defenses and is vigorously defending such litigation. The Company expects that additional lead pigment and lead-based paint litigation may be filed against the Company in the future asserting similar or different legal theories and seeking similar or different types of damages and relief.
     Notwithstanding the Company’s views on the merits, litigation is inherently subject to many uncertainties, and the Company ultimately may not prevail. Adverse court rulings, such as the jury verdict against the Company and other defendants in the State of Rhode Island action and the Wisconsin State Supreme Court’s determination that Wisconsin’s risk contribution theory may apply in the lead pigment litigation (both discussed in more detail below), or determinations of liability, among other factors, could affect the lead pigment and lead-based paint litigation against the Company and encourage an increase in the number and nature of future claims and proceedings. (The jury verdict in the State of Rhode Island action was subsequently reversed by the Rhode Island Supreme Court.) In addition, from time to time, various legislation and administrative regulations have been enacted, promulgated or proposed to impose obligations on present and former manufacturers of lead pigments and lead-based paints respecting asserted health concerns associated with such products or to overturn the effect of court decisions in which the Company and other manufacturers have been successful.
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
     Rhode Island lead pigment litigation. The State of Rhode Island initiated an action in October 1999 against the Company and other companies asserting, in part, that lead pigment in paint constitutes a public nuisance under Rhode Island law. The claim for public nuisance was originally tried to a jury in 2002 and the court declared a mistrial as the jury, which was split four to two in favor of the defendants, was unable to reach a unanimous decision. The State of Rhode Island retried the case and on February 22, 2006, the jury returned a verdict, finding that (i) the cumulative presence of lead pigment in paints and coatings on buildings in the State of Rhode Island constitutes a public nuisance, (ii) the Company, along with two other defendants, caused or substantially contributed to the creation of the public nuisance, and (iii) the Company and two other defendants should be ordered to abate the public nuisance. The Company and two other defendants appealed and, on July 1, 2008,

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
the Rhode Island Supreme Court, among other determinations, reversed the judgment of abatement with respect to the Company and two other defendants. The Rhode Island Supreme Court’s decision reversed the public nuisance liability judgment against the Company on the basis that the complaint failed to state a public nuisance claim as a matter of law. This decision concluded the case in favor of the Company and the other defendants.
     Other public nuisance claim litigation. The Company and other companies are or were defendants in other legal proceedings seeking recovery based on public nuisance liability theories including claims brought by the City of St. Louis, Missouri, various cities and counties in the State of New Jersey, the County of Santa Clara, California and other public entities in the State of California, the City of Milwaukee, Wisconsin, various cities in the State of Ohio and the State of Ohio.
     The City of St. Louis proceeding was initiated in January 2000 against the Company and other companies asserting claims for strict liability, negligence, fraudulent misrepresentation, negligent misrepresentation, concert of action, conspiracy, public nuisance, restitution and indemnity. Following various pre-trial proceedings, the City alleged a single count of public nuisance. Following further pre-trial proceedings, the trial court granted the defendants’ motion for summary judgment based on the City’s lack of product identification evidence. The City appealed and, on June 12, 2007, the Missouri Supreme Court affirmed summary judgment for the Company and other defendants, concluding the case in favor of the Company and the other defendants.
     A number of cities and counties in New Jersey individually initiated proceedings in the Superior Court of New Jersey in 2001 and 2002 against the Company and other companies asserting claims for fraud, public nuisance, civil conspiracy, unjust enrichment and indemnity. The cases were consolidated and assigned to the Superior Court in Middlesex County. The Superior Court granted the defendants’ motion to dismiss all complaints. Following an appeal by the plaintiffs, the Appellate Division reinstated the public nuisance claims and affirmed the dismissal of all other claims. On June 15, 2007, the New Jersey Supreme Court reversed the Appellate Division’s decision to reinstate the public nuisance claims, concluding the case in favor of the Company and the other defendants.
     A number of cities in Ohio individually initiated proceedings in state court in 2006 and 2007 against the Company and other companies asserting claims for public nuisance, concert of action, unjust enrichment, indemnity and punitive damages. Also in September 2006, the Company initiated proceedings in the United States District Court, Southern District of Ohio, against those Ohio cities, John Doe cities and public officials seeking declaratory and injunctive relief to prevent the violation of the Company’s federal constitutional rights in relation to such state court proceedings. All of these Ohio cities’ actions have been voluntarily dismissed by the plaintiff cities. Accordingly, on August 28, 2008, the Court granted, with prejudice, the Company’s motion to dismiss the remaining proceedings in the United States District Court, Southern District of Ohio.
     In April 2007, the State of Ohio filed an action against the Company and other companies asserting a claim for public nuisance. The State of Ohio sought compensatory and punitive damages. On February 6, 2009, the State of Ohio voluntarily dismissed this action.
     The Santa Clara County, California proceeding was initiated in March 2000. The named plaintiffs are the County of Santa Clara, County of Santa Cruz, County of Solano, County of Alameda, County of Kern, City and County of San Francisco, San Francisco Housing Authority, San Francisco Unified School District, City of Oakland, Oakland Housing Authority, Oakland Redevelopment Agency and the Oakland Unified School District. The proceeding purports to be a class action on behalf of all public entities in the State of California except the State and its agencies. The plaintiffs’ second amended complaint asserted claims for fraud and concealment, strict product liability/failure to warn, strict product liability/design defect, negligence, negligent breach of a special duty, public nuisance, private nuisance and violations of California’s Business and Professions Code, and the third amended complaint alleges similar claims including a claim for public nuisance. Various asserted claims were resolved in favor of the defendants through pre-trial demurrers and motions to strike. In October 2003, the trial court granted the defendants’ motion for summary judgment against the remaining counts on statute of limitation grounds. The plaintiffs appealed the trial court’s decision and, on March 3, 2006, the Court of Appeal, Sixth Appellate District, reversed in part the demurrers and summary judgment entered in favor of the Company and the other defendants. The Court of Appeal reversed the dismissal of the public nuisance claim for abatement brought by the cities of Santa Clara and Oakland and the City and County of San Francisco, and reversed summary judgment on all of the plaintiffs’ fraud claim to the extent that the plaintiffs alleged that the defendants had made fraudulent statements or omissions minimizing the risks of low-level exposure to lead. The Court of Appeal further vacated the summary judgment holding that the statute of limitations barred the plaintiffs’ strict liability and negligence claims, and held that those claims had not yet accrued because physical injury to the plaintiffs’ property had not been alleged. The Court of Appeal affirmed the dismissal of

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
the public nuisance claim for damages to the plaintiffs’ properties, most aspects of the fraud claim, the trespass claim and the unfair business practice claim. The plaintiffs have filed a motion for leave to file a fourth amended complaint. On April 4, 2007, the trial court entered an order granting the defendants’ motion to bar payment of contingent fees to private attorneys. The plaintiffs appealed the trial court’s order and, on April 8, 2008, the California Court of Appeal reversed the trial court’s order. The defendants filed a petition for review with the California Supreme Court and the Supreme Court has decided to review the Court of Appeal’s decision. Proceedings in the trial court are stayed pending the appeal.
     The City of Milwaukee proceeding was initiated in April 2001 against Mautz Paint Co. and NL Industries, Inc. On November 7, 2001, the Company acquired certain assets of Mautz Paint Co. and agreed (under terms and conditions set forth in the purchase agreement) to defend and indemnify Mautz Paint Co. for its liability, if any, to the City of Milwaukee in this action. The City’s complaint included claims for continuing public nuisance, restitution, conspiracy, negligence, strict liability, failure to warn and violation of Wisconsin’s trade practices statute. Following various pre-trial proceedings during which several of the City’s claims were dismissed by the court or voluntarily dismissed by the City, on August 13, 2003, the trial court granted defendants’ motion for summary judgment on the remaining claims. The City appealed and, on November 9, 2004, the Wisconsin Court of Appeals reversed the trial court’s decision and remanded the claims for public nuisance, conspiracy and restitution to the trial court. On February 13, 2007, the trial court entered an order severing and staying the claims against Mautz Paint Co. The action against NL Industries proceeded to trial, and the jury found that the presence of lead paint in Milwaukee is a public nuisance, but that NL Industries was not at fault for the public nuisance. The City of Milwaukee appealed the jury verdict finding that NL Industries did not intentionally cause a public nuisance and the Wisconsin Court of Appeals affirmed the trial court’s final judgment. The City of Milwaukee has filed a petition for review with the Wisconsin Supreme Court.
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
     The plaintiff in Thomas v. Lead Industries Association, et al., initiated an action against the Company, other alleged former lead pigment manufacturers and the Lead Industries Association in September 1999. The claims against the Company and the other defendants include strict liability, negligence, negligent misrepresentation and omissions, fraudulent misrepresentation and omissions, concert of action, civil conspiracy and enterprise liability. Implicit within these claims is the theory of “risk contribution” liability (Wisconsin’s theory which is similar to market share liability) due to the plaintiff’s inability to identify the manufacturer of any product that allegedly injured the plaintiff. Following various pre-trial proceedings during which certain of the plaintiff’s claims were dismissed by the court, on March 10, 2003, the trial court granted the defendants’ motion for summary judgment, dismissing the case with prejudice and awarding costs to each defendant. The plaintiff appealed and, on June 14, 2004, the Wisconsin Court of Appeals affirmed the trial court’s decision. On July 15, 2005, the Wisconsin Supreme Court reversed in part the trial court’s decision and decided, assuming all of plaintiff’s facts in the summary judgment record to be true, that the risk contribution theory could then apply to excuse the plaintiff’s lack of evidence identifying any of the Company’s or the other defendant’s products as the cause of the alleged injury. The case was remanded to the trial court for further proceedings and a trial commenced on October 1, 2007. On November 5, 2007, the jury returned a defense verdict, finding that the plaintiff had ingested white lead carbonate, but was not brain damaged or injured as a result. The plaintiff filed post-trial motions for a new trial which were denied by the trial court. On March 4, 2008, final judgment was entered in favor of the Company and other defendants. The plaintiff has filed an appeal of the final judgment.
     Wisconsin is the first jurisdiction to apply a theory of liability with respect to alleged personal injury (i.e.: risk contribution/market share liability) which does not require the plaintiff to identify the manufacturer of the product that allegedly injured the plaintiff in the lead pigment and lead-based paint litigation.
     Insurance coverage litigation. On March 3, 2006, the Company filed a lawsuit in the Common Pleas Court, Cuyahoga County, Ohio against its liability insurers, including certain Underwriters at Lloyd’s of London. The lawsuit seeks, among other things, (i) a declaration from the court that costs associated with the abatement of lead pigment in the State of Rhode Island, or any other

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
jurisdiction, are covered under certain insurance policies issued to the Company and (ii) monetary damages for breach of contract and bad faith against the Lloyd’s Underwriters for unjustified denial of coverage for the cost of complying with any final judgment requiring the Company to abate any alleged nuisance caused by the presence of lead pigment paint in buildings. This lawsuit was filed in response to a lawsuit filed by the Lloyd’s Underwriters against the Company, two other defendants in the Rhode Island litigation and various insurance companies on February 23, 2006. The Lloyd’s Underwriters’ lawsuit asks a New York state court to determine that there is no indemnity insurance coverage for such abatement related costs, or, in the alternative, if such indemnity coverage is found to exist, the proper allocation of liability among the Lloyd’s Underwriters, the defendants and the defendants’ other insurance companies. An ultimate loss in the insurance coverage litigation would mean that insurance proceeds could be unavailable under the policies at issue to mitigate any ultimate abatement related costs and liabilities. The Ohio state court action has been stayed and the New York state court action has been dismissed.
Market Risk
     The Company is exposed to market risk associated with interest rate, foreign currency and commodity fluctuations. The Company occasionally utilizes derivative instruments as part of its overall financial risk management policy, but does not use derivative instruments for speculative or trading purposes. In 2008, the Company entered into option and forward currency exchange contracts with maturity dates of less than twelve months to hedge against value changes in foreign currency. The Company also entered into swaps in 2008 to partially hedge forecasted future commodity purchases. These hedging contracts were designated as cash flow hedges and were insignificant at December 31, 2008. The Company believes it may be exposed to continuing market risk from foreign currency exchange rate and commodity price fluctuations. However, the Company does not expect that foreign currency exchange rate and commodity price fluctuations or hedging contract losses will have a material adverse effect on the Company’s financial condition, results of operations or cash flows. See Notes 1 and 13, on pages 45 and 69 of this report.
Financial Covenant
     Certain borrowings contain a consolidated leverage covenant. At December 31, 2008, the Company was in compliance with the covenant. The Company’s Notes, Debentures and revolving credit agreement contain various default and cross-default provisions. In the event of default under any one of these arrangements, acceleration of the maturity of any one or more of these borrowings may result. See Note 7, on page 60 of this report.
RESULTS OF OPERATIONS — 2008 vs. 2007
     Shown below are net sales and the percentage change for the current period by segment for 2008 and 2007:

(thousands of dollars)	2008	Change	2007
Paint Stores Group	$4,834,897	-2.4%	$4,955,294
Consumer Group	1,272,068	-3.0%	1,311,624
Global Finishes Group	1,865,964	7.8%	1,731,231
Administrative	6,798	-4.8%	7,143

Net sales	$7,979,727	-0.3%	$8,005,292

     Consolidated net sales for 2008 decreased due primarily to volume declines resulting from worsening U.S. and foreign economic conditions. Four acquisitions completed during 2008 and seven acquisitions completed throughout 2007 increased consolidated net sales 1.9 percent. Favorable currency translation rate changes increased 2008 consolidated net sales 0.4 percent. Net sales of all consolidated foreign subsidiaries were up 16.0 percent to $1.12 billion for 2008 versus $964.9 million for 2007. Of the increase in net sales for all consolidated foreign subsidiaries during 2008, 18.8 percent related to favorable foreign currency translation rates. Net sales of all operations other than consolidated foreign subsidiaries decreased 2.6 percent to $6.86 billion for 2008 versus $7.04 billion for 2007.
     Net sales in the Paint Stores Group in 2008 decreased due to lower paint volume sales that were partially offset by selling price increases. Acquisitions completed in 2007 added $90.9 million, or 1.8 percent, to this Group’s net sales in 2008. Net sales from stores open for more than twelve calendar months decreased 5.3 percent for the full year. During 2008, the Paint Stores Group opened 100 new stores and closed 79 redundant locations for a net increase of 21 stores, increasing the total number of stores in operation at December 31, 2008 to 3,346 in the United States, Canada and the Caribbean. The Paint Stores Group’s objective is to expand its store base an average of three percent each year, primarily through internal growth. The percentage change in total paint sales volume was a decrease in the mid-teens for the year over 2007 partially offset by impact of selling price increases in late 2007 and in the first half of 2008. Sales of products other than paint decreased approximately 5.3 percent for the year over 2007. A discussion of changes in volume versus pricing for sales of products other than paint is not pertinent due to the wide assortment of general merchandise sold.
     Net sales of the Consumer Group decreased due primarily to sluggish DIY demand at most of the Group’s retail customers. Paint volume sales percentage change in the

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Consumer Group compared to last year was a decrease in the high-single digits. Sales of aerosols, brushes, rollers, caulk and other paint related products decreased approximately 3.1 percent for the year over 2007. A discussion of changes in volume versus pricing for sales of products other than paint is not pertinent due to the wide assortment of paint-related merchandise sold. The Consumer Group plans to continue its aggressive promotions of new and existing products in 2009 and continue expanding its customer base and product assortment at existing customers.
     The Global Finishes Group’s net sales in 2008, when stated in U.S. dollars, increased due primarily to selling price increases, volume gains, favorable currency translation rate changes and acquisitions. Paint sales volume increased in the mid-single digits. Acquisitions increased this Group’s net sales in U.S. dollars by 3.3 percent. Favorable currency translation rate changes in the year increased net sales by 1.7 percent for 2008. In 2008, the Global Finishes Group opened 22 net new branches, including the first two branches in India, increasing the total to 541 branches open in the United States, Mexico, Chile, Brazil, Canada, Uruguay, Argentina, Peru and India at year-end. In 2009, the Global Finishes Group expects to continue opening new branches, expanding its worldwide presence and improving its customer base.
     Shown below is segment profit and the percent change for the current period by segment for 2008 and 2007:

(thousands of dollars)	2008	Change	2007
Paint Stores Group	$647,926	-15.5%	$766,462
Consumer Group	140,226	-37.4%	224,154
Global Finishes Group	152,216	-5.3%	160,680
Administrative	(225,893)	-5.2%	(238,353)

Income before income taxes	$714,475	-21.7%	$912,943

     Consolidated income before income taxes in 2008 was lower than a year ago primarily due to a decrease in gross profit of $100.1 million, an increase in selling, general and administrative expenses of $46.5 million, an increase in trademark and goodwill impairment charges of $38.5 million, a reduction of $13.4 million in interest expense, interest and net investment income and other expenses. Segment profit of all consolidated foreign subsidiaries decreased 5.3 percent to $73.6 million for 2008 versus $77.7 million for 2007. Favorable foreign currency translation rates increased segment profit of all consolidated foreign subsidiaries by 5.1 percent. Segment profit of all operations other than consolidated foreign subsidiaries decreased 23.3 percent to $640.9 million for 2008 versus $835.3 million for 2007.
     Consolidated gross profit decreased as a percent to net sales to 43.8 percent from 45.0 percent in 2007 due primarily to higher raw material costs and increased domestic manufacturing direct conversion costs related to lower volume which was partially offset by selling price increases, additional manufacturing volume in international factories and product sales mix. The Paint Stores Group’s gross profit for 2008 decreased $35.6 million and increased as a percent of sales by .5 percent due primarily to higher product costs that were partially offset by acquisitions and higher selling prices. Acquisitions added $34.2 million to the Paint Stores Group’s gross profit in 2008 at a 37.7 percent gross margin. The Consumer Group’s gross profit decreased $85.8 million for 2008 over 2007 due primarily to higher raw material costs and a reduction in manufacturing volume. As a percent of sales, Consumer Group’s gross profit decreased by 2.7 percent. The Global Finishes Group’s gross profit for 2008 increased $19.2 million and decreased as a percent of sales by 1.4 percent due primarily to acquisitions and foreign currency translation exchange rate changes partially offset by higher raw material costs. Acquisitions increased Global Finishes Group’s gross profit by $15.7 million, or 27.8 percent of acquisition net sales, and foreign currency translation rate fluctuations increased gross profit by $10.3 million for 2008.
     Consolidated selling, general and administrative expenses (SG&A) increased by $46.5 million due primarily to the impact of expenses associated with acquisitions partially offset by good expense control. Acquisitions added $58.2 million of SG&A in 2008, representing 38.4 percent of acquisition net sales. SG&A increased as a percent of sales to 33.1 percent in 2008 from 32.4 percent in 2007. In the Paint Stores Group, SG&A increased $25.3 million for the year due primarily to the impact of acquisition SG&A of $38.2 million, or 42.0 percent of acquisition net sales. Partially offsetting the acquisition increase and increased spending due to the number of new store openings was good SG&A spending control. The Consumer Group’s SG&A decreased by $19.1 million for the year due to stringent spending guidelines for all expense categories to partially offset the profit impact of the sales shortfall. The Global Finishes Group’s SG&A increased by $42.6 million for the year relating primarily to acquisition SG&A of $18.8 million, or 33.2 percent of acquisition net sales, foreign currency translation rate fluctuations of $6.6 million, expenses of more branch openings and increased sales volume. Administrative SG&A expenses decreased $2.3 million in 2008 due primarily to a reduction in compensation and benefit related expenses not allocated directly to the Reportable Operating Segments, including the additional expenses related to stock-based compensation, partially offset by increased costs related to certain administrative expenses of the Company’s corporate headquarters site.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     Administrative expenses not included in SG&A decreased $10.1 million in 2008 due primarily to a reduction of $21.4 million in provisions for environmental-related matters and a decrease of $5.9 million in Interest expense. Partially offsetting these reductions was lower Interest and net investment income of $10.1 million, an increase of $3.7 million in expenses related to closed facilities and increased other general expenses.
     The Company recognized $41.1 million in total stock-based compensation expense during 2008, $35.4 million in 2007 and $29.5 million during 2006. Total unrecognized stock-based compensation expense was $61.8 million at December 31, 2008, and recognition is expected to occur over a weighted-average period of 1.66 years. The weighted-average risk-free rate for 2008 grants of 3.01 percent was based upon the U.S. Treasury yield curve at the time of grant. The weighted-average expected life of options of 5.24 years for 2008 was calculated using a scenario analysis model that uses historical data to aggregate the holding period from actual exercises, post-vesting cancellations and hypothetical assumed exercises on all outstanding options. The weighted average expected volatility of stock for 2008 of 32.1 percent was calculated using historical and implied volatilities. The weighted average expected dividend yield of stock for 2008 of 2.41 percent was the Company’s best estimate of the expected future dividend yield using historical activity and expectations about future activity. See Note 12, on pages 67 through 69 of this report, for more information concerning stock based compensation.
     Other general expense — net increased $1.8 million in 2008 compared to 2007. The increase was mainly caused by net losses on the disposition of assets in 2008 of $6.4 million, compared to net gains on the disposition of various long-lived assets in 2007 of $10.4 million, and a $6.3 million increase in costs associated with exit or disposal activities. Partially offsetting the increases in general expenses was a decrease of $21.4 million in provisions for environmental-related matters. See Note 13, on pages 69 and 70 of this report, for more information concerning Other general expense — net.
     As required by FAS No. 142, management performed an interim impairment test of certain acquired trademarks during the second quarter of 2008 when it became apparent that current and future sales trends used in determining the fair values of some trademarks were declining substantially. Also, as required by FAS No. 142, management performed an annual impairment test of goodwill and indefinite-lived intangible assets as of October 1, 2008. These two impairment tests in 2008 resulted in reductions in the carrying value of goodwill of $8.9 million and in trademarks with indefinite lives of $45.7 million. The impairment charges are shown as a separate line in the Statements of consolidated income in accordance with FAS No. 142. The goodwill impairments were charged to the Consumer Group ($8.1 million) and the Global Finishes Group ($.8 million) and were related to projected declines in future cash flow from certain domestic and foreign businesses. The impairment of trademarks with indefinite lives was charged to the Paint Stores Group ($42.8 million) and the Consumer Group ($2.9 million). The impairments related primarily to lower-than-anticipated projected sales of certain acquired brands. In addition, the Company also recorded impairments due to changes in circumstances in accordance with FAS No. 144 for certain manufacturing equipment of $2.0 million which was charged to Cost of goods sold in the Consumer Group. See Note 3, on pages 50 through 52 of this report, for more information concerning the impairment of intangible assets and long-lived assets.
     Interest expense decreased $5.9 million in 2008 versus 2007 due primarily to decreased short-term borrowings at rates that were lower than 2007. More than offsetting the decrease in Interest expense was a decrease in Interest and net investment income of $10.1 million, due to a lower level of short-term investments in 2008 when compared to 2007 at lower overall rates. The two reductions combined for an overall increase of $4.2 million in the aggregate expense.
     Other expense (income) — net fluctuated to $5.1 million expense from $2.3 million income in 2007. This change was due primarily to an unfavorable change in foreign currency related transactions to a loss of $10.6 million from a gain of $.2 million in 2007. Partially offsetting this unfavorable trend in foreign currency transaction losses was a decrease in Net expense from financing and investing activities of $2.4 million. See Note 13, on page 69 of this report, for information concerning Other expense (income) — net.
     Income before income taxes decreased $198.5 million. Selling price increases implemented throughout 2008 could not fully offset the impact of the decrease in sales volume and raw material cost increases, resulting in a reduction in Gross profit of $100.1 million. Increases totaling $59.9 million in SG&A ($46.5 million), Other general expense — net ($1.8 million), in aggregate interest expense ($4.2 million) and in Other expense (income) — net ($7.4 million) further negatively impacted income before income taxes. Increased Impairment of trademarks and goodwill of $38.5 million over 2007 for the reduction in fair value of certain trademarks and goodwill was the final component of the reduction in Income before income taxes.
     Net income decreased $138.7 million in 2008 due to the decrease in Income before income taxes and to an increase in the effective tax rate to 33.3 percent in 2008 from 32.6 percent last year. The effective tax rate increase in 2008 compared to 2007 was due primarily to an increase in

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
the state and local tax component of the effective tax rate compared to 2007. The state and local income tax component increased primarily due to the impact of prior audit settlements and the effects of current state law changes. For the year, diluted net income per common share decreased to $4.00 per share from $4.70 per share in 2007.
     Management considers a measurement that is not in accordance with U.S. generally accepted accounting principles a useful measurement of the operational profitability of the Company. Some investment professionals also utilize such a measurement as an indicator of the value of profits and cash that are generated strictly from operating activities, putting aside working capital and certain other balance sheet changes. For this measurement, management increases Net income for significant non-operating and non-cash expense items to arrive at an amount known as “Earnings Before Interest, Taxes, Depreciation and Amortization” (EBITDA). The reader is cautioned that the following value for EBITDA should not be compared to other entities unknowingly. EBITDA should not be considered an alternative to Net income or Net operating cash as an indicator of operating performance or as a measure of liquidity. The reader should refer to the determination of Net income and Net operating cash in accordance with U.S. generally accepted accounting principles disclosed in the Statements of Consolidated Income and Statements of Consolidated Cash Flows, on pages 40 and 42 of this report. EBITDA as used by management is calculated as follows:

(thousands of dollars)	2008	2007	2006
Net income	$476,876	$615,578	$576,058
Interest expense	65,684	71,630	67,162
Income taxes	237,599	297,365	258,254
Depreciation	143,191	139,010	123,054
Amortization	22,320	24,469	22,863

EBITDA	$945,670	$1,148,052	$1,047,391

RESULTS OF OPERATIONS — 2007 vs. 2006
     Shown below are net sales and the percentage change for the current period by segment for 2007 and 2006:

(thousands of dollars)	2007	Change	2006
Paint Stores Group	$4,955,294	2.3%	$4,844,596
Consumer Group	1,311,624	-3.9%	1,364,179
Global Finishes Group	1,731,231	8.7%	1,593,243
Administrative	7,143	-7.7%	7,741

Net sales	$8,005,292	2.5%	$7,809,759

     Consolidated net sales for 2007 increased due to strong sales by the Global Finishes Group and acquisitions. Seven acquisitions completed during the year increased consolidated net sales 1.4 percent. Favorable currency translation rate changes increased 2007 consolidated net sales 0.7 percent. Net sales of all consolidated foreign subsidiaries were up 16.1 percent to $964.9 million for 2007 versus $831.3 million for 2006. Of the increase in net sales for all consolidated foreign subsidiaries during 2007, 40.2 percent related to favorable foreign currency exchange rates. Net sales of all operations other than consolidated foreign subsidiaries were up 0.9 percent to $7.04 billion for 2007 versus $6.98 billion for 2006.
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
     The Global Finishes Group’s net sales in 2007 increased due primarily to selling price increases, volume gains, currency impact and acquisitions. Paint sales volume increased in the high-single digits. Favorable currency exchange rates increased net sales by 3.4 percent for 2007. Acquisitions increased this Group’s net sales in U.S. dollars by 1.3 percent. In 2007, the Global Finishes Group opened 41 net new branches and acquired another 9, increasing the total to 519 branches open in the United States, Mexico, Chile, Brazil, Canada, Uruguay, Argentina and Peru at year-end.
     Shown below is segment profit and the percent change for the current period by segment for 2007 and 2006:

(thousands of dollars)	2007	Change	2006
Paint Stores Group	$766,462	6.5%	$719,919
Consumer Group	224,154	4.6%	214,225
Global Finishes Group	160,680	23.2%	130,385
Administrative	(238,353)	3.5%	(230,217)

Income before income taxes	$912,943	9.4%	$834,312

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     Consolidated income before income taxes in 2007 increased primarily due to increased gross profit of $184.3 million that more than offset increased SG&A of $85.6 million, a trademark and goodwill impairment charge of $16.1 million and increased interest and other expenses. Segment profit of all consolidated foreign subsidiaries was up 20.7 percent to $77.7 million for 2007 versus $64.4 million for 2006. Of the increase in segment profit for all consolidated foreign subsidiaries during 2007, 47.4 percent related to favorable foreign currency exchange rates. Segment profit of all operations other than consolidated foreign subsidiaries was up 8.5 percent to $835.3 million for 2007 versus $769.9 million for 2006.
     Consolidated gross profit increased as a percent to net sales to 45.0 percent from 43.7 percent in 2006 due primarily to improved domestic manufacturing direct conversion costs, additional manufacturing volume in international factories, product sales mix and foreign selling price increases. The Paint Stores Group’s gross profit for 2007 increased $120.5 million and as a percent of sales by 1.4 percent due primarily to higher selling prices partially offset by the negative impact of acquisitions on gross profit. The Consumer Group’s gross profit decreased $10.6 million for 2007 over 2006 primarily due to the reduction in net sales. As a percent of sales, Consumer Group’s gross profit increased by 0.7 percent. The Global Finishes Group’s gross profit for 2007 increased by $72.5 million and increased as a percent of sales by 1.2 percent due primarily to foreign exchange rate fluctuations, increased sales and improved operating efficiencies related to additional manufacturing volume. Foreign currency exchange rate fluctuations increased the Global Finishes Group’s gross profit by $28.2 million for 2007. Gross profit for the Global Finishes Group in 2006 was negatively impacted by $16 million to resolve certain litigation.
     Consolidated Income before income taxes was negatively impacted by increases in SG&A of $85.6 million due primarily to expenses associated with sales growth and acquisitions. SG&A increased as a percent of sales to 32.4 percent in 2007 from 32.2 percent in 2006. In the Paint Stores Group, SG&A increased $86.5 million for the year due primarily to increased spending due to the number of new store openings and acquisitions. Acquisitions accounted for $46.6 million of the increased SG&A during the year in the Paint Stores Group. The Consumer Group’s SG&A decreased by $17.6 million for the year due to stringent spending guidelines for all expense categories related to the sales shortfall. The Global Finishes Group’s SG&A increased by $35.5 million for the year relating to foreign currency exchange rate fluctuations of $21.4 million, acquisitions of $7.3 million and expenses of more branch openings.
     Administrative expenses for 2007 increased due primarily to compensation and benefit related expenses not allocated directly to the Reportable Operating Segments, including the additional expenses related to stock-based compensation.
     The Company recognized $35.4 million in total stock-based compensation expense during 2007 and $29.5 million in 2006. Total unrecognized stock-based compensation expense was $62.8 million at December 31, 2007 and recognition is expected to occur over a weighted-average period of 1.27 years. The weighted-average risk-free rate for 2007 grants of 4.03 percent was based upon the U.S. Treasury yield curve at the time of grant. The weighted-average expected life of options of 4.67 years for 2007 was calculated using a scenario analysis model that uses historical data to aggregate the holding period from actual exercises, post-vesting cancellations and hypothetical assumed exercises on all outstanding options. The weighted average expected volatility for 2007 of 27.9 percent was calculated using historical and implied volatilities. The weighted average expected dividend yield of stock for 2007 of 1.80 percent was the Company’s best estimate of the expected future dividend yield using historical activity and expectations about future activity.
     The annual impairment review performed as of October 1, 2007 in accordance with FAS No. 142, resulted in reductions in the carrying value of goodwill of $15.2 million and in trademarks with indefinite lives of $.9 million. The goodwill and trademark impairments are shown as a separate line in the Statements of consolidated income in accordance with FAS No. 142. The goodwill impairments were charged to the Consumer Group ($4.2 million) and the Global Finishes Group ($11.0 million) and were related to projected declines in future cash flow from certain domestic and foreign businesses. The impairment of trademarks with indefinite lives was charged to the Global Finishes Group ($0.6 million), the Consumer Group ($0.2 million) and the Paint Stores Group ($0.1 million). The trademark impairments related primarily to lower-than-anticipated projected sales of certain acquired brands. In addition, the Company also recorded impairments due to changes in circumstances in accordance with FAS No. 144 for certain manufacturing equipment of $0.7 million which was charged to Cost of goods sold in the Consumer Group and for certain assets held for disposal of $0.9 million which was charged to Other general expense — net in the Consumer Group.
     Other general expense — net decreased $5.9 million in 2007 compared to 2006. The decrease was mainly caused by incremental gains on the disposition of various long-lived assets of $9.1 million partially offset by an increase of $5.1 million in provisions for environmental related matters. Other (income) expense — net improved to $2.3 million income from $1.4 million expense in 2006. This improvement was due

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
primarily to a change in foreign currency related transactions to a gain of $0.2 million from a loss of $2.9 million in 2006.
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
     Income before income taxes increased $78.6 million primarily as a result of increased sales volume and good expense control resulting in gross profit that exceeded SG&A by $100.1 million over 2006, a decrease in Other general expense — net of $5.9 million and a favorable change in Other (income) expense — net of $3.7 million. Partially offsetting the improvement in gross profit less SG&A and changes in the other items was a trademark and goodwill impairment of $16.1 million and a net increase of Interest Expense and Interest income and net investment income of $15.0 million. Net income increased $39.5 million in 2007 partially offsetting the increase in Income before income taxes due to an increase in the effective tax rate to 32.6 percent in 2007 from 31.0 percent last year. The effective tax rate increased in 2007 compared to 2006 due to a combination of unfavorable factors such as a decrease in the impact of investment in tax favorable vehicles offset by a slight decrease in the state and local tax rate due to additional state income tax credits and favorable audit settlements in 2007. For the year, diluted net income per common share increased to $4.70 per share from $4.19 per share in 2006.

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
     In order to ensure that the Company’s internal control over financial reporting was effective as of December 31, 2008, we conducted an assessment of its effectiveness under the supervision and with the participation of our management group. This assessment was based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     Based on our assessment of internal control over financial reporting under the criteria established in Internal Control — Integrated Framework, we have concluded that, as of December 31, 2008, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting as of December 31, 2008 has been audited by Ernst & Young LLP, an independent registered public accounting firm, and their report on the effectiveness of our internal control over financial reporting is included on page 37 of this report.

C. M. Connor
Chairman and Chief Executive Officer

S. P. Hennessy
Senior Vice President — Finance and Chief Financial Officer

J. L. Ault
Vice President — Corporate Controller

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Shareholders and Board of Directors
The Sherwin-Williams Company
Cleveland, Ohio
     We have audited The Sherwin-Williams Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Sherwin-Williams Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
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
     In our opinion, The Sherwin-Williams Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Sherwin-Williams Company as of December 31, 2008, 2007 and 2006, and the related statements of consolidated income, cash flows and shareholders’ equity and comprehensive income for each of the three years in the period ended December 31, 2008 and our report dated February 19, 2009 expressed an unqualified opinion thereon.

Cleveland, Ohio
February 19, 2009

REPORT OF MANAGEMENT ON THE
CONSOLIDATED FINANCIAL STATEMENTS
Shareholders
The Sherwin-Williams Company
     We are responsible for the preparation and fair presentation of the consolidated financial statements, accompanying notes and related financial information included in this report of The Sherwin-Williams Company and its consolidated subsidiaries (collectively, the “Company”) as of December 31, 2008, 2007 and 2006 and for the years then ended in accordance with U.S. generally accepted accounting principles. The consolidated financial information included in this report contains certain amounts that were based upon our best estimates, judgments and assumptions that we believe were reasonable under the circumstances.
     We have conducted an assessment of the effectiveness of internal control over financial reporting based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As discussed in the Report of Management on Internal Control Over Financial Reporting on page 36 of this report, we concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008.
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
Vice President — Corporated Controller

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE CONSOLIDATED FINANCIAL STATEMENTS
Shareholders and Board of Directors
The Sherwin-Williams Company
Cleveland, Ohio
     We have audited the accompanying consolidated balance sheets of The Sherwin-Williams Company as of December 31, 2008, 2007 and 2006, and the related statements of consolidated income, cash flows and shareholders’ equity and comprehensive income for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Sherwin-Williams Company at December 31, 2008, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
     As discussed in Note 1 to the financial statements, effective January 1, 2006, the Company changed its method of accounting for stock-based compensation. Also, as discussed in Note 1 to the financial statements, effective December 31, 2006, the Company changed its method of accounting for its employee benefit plans.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Sherwin-Williams Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2009 expressed an unqualified opinion thereon.

Cleveland, Ohio
February 19, 2009

STATEMENTS OF CONSOLIDATED INCOME
(thousands of dollars except per common share data)

	Year ended December 31,
	2008	2007	2006
Net sales	$7,979,727	$8,005,292	$7,809,759
Cost of goods sold	4,480,927	4,406,365	4,395,119

Gross profit	3,498,800	3,598,927	3,414,640
Percent to net sales	43.8%	45.0%	43.7%

Selling, general and administrative expenses	2,643,580	2,597,121	2,511,544
Percent to net sales	33.1%	32.4%	32.2%

Other general expense — net	19,319	17,530	23,446
Impairments of trademarks and goodwill	54,604	16,123	1,383
Interest expense	65,684	71,630	67,162
Interest and net investment income	(3,930)	(14,099)	(24,611)
Other expense (income) — net	5,068	(2,321)	1,404

Income before income taxes	714,475	912,943	834,312
Income taxes	237,599	297,365	258,254

Net income	$476,876	$615,578	$576,058

Net income per common share:
Basic	$4.08	$4.84	$4.31
Diluted	$4.00	$4.70	$4.19
See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(thousands of dollars)

	December 31,
	2008	2007	2006
Assets
Current assets:
Cash and cash equivalents	$26,212	$27,325	$469,170
Short-term investments			21,200
Accounts receivable, less allowance	769,985	870,675	864,972
Inventories:
Finished goods	749,405	756,087	707,196
Work in process and raw materials	114,795	131,378	117,983

	864,200	887,465	825,179
Deferred income taxes	97,568	104,600	120,101
Other current assets	151,240	179,515	149,659

Total current assets	1,909,205	2,069,580	2,450,281

Goodwill	1,006,712	996,613	916,464
Intangible assets	299,963	351,144	285,922
Deferred pension assets	215,637	400,553	387,668
Other assets	124,117	138,078	125,971
Property, plant and equipment:
Land	85,485	83,008	76,515
Buildings	580,216	561,794	513,488
Machinery and equipment	1,564,221	1,516,534	1,372,184
Construction in progress	26,560	65,322	87,585

	2,256,482	2,226,658	2,049,772
Less allowances for depreciation	1,396,357	1,327,286	1,220,991

	860,125	899,372	828,781

Total Assets	$4,415,759	$4,855,340	$4,995,087

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings	$516,438	$657,082	$369,778
Accounts payable	738,093	740,797	779,369
Compensation and taxes withheld	194,787	224,300	236,930
Accrued taxes	58,510	70,669	61,246
Current portion of long-term debt	13,570	14,912	212,853
Other accruals	415,338	433,625	414,639

Total current liabilities	1,936,736	2,141,385	2,074,815

Long-term debt	303,727	293,454	291,876
Postretirement benefits other than pensions	248,603	262,720	301,408
Other long-term liabilities	321,045	372,054	334,628
Shareholders’ equity:
Common stock — $1.00 par value: 117,035,117, 122,814,241 and 135,565,287 shares outstanding at December 31, 2008, December 31, 2007 and December 31, 2006, respectively	227,147	225,577	222,985
Preferred stock — convertible, no par value: 216,753, 324,733 and 433,215 shares outstanding at December 31, 2008, December 31, 2007 and December 31, 2006, respectively	216,753	324,733	433,215
Unearned ESOP compensation	(216,753)	(324,733)	(433,215)
Other capital	1,016,362	897,656	748,523
Retained earnings	4,245,141	3,935,485	3,485,564
Treasury stock, at cost	(3,472,384)	(3,074,388)	(2,202,248)
Cumulative other comprehensive loss	(410,618)	(198,603)	(262,464)

Total shareholders’ equity	1,605,648	1,785,727	1,992,360

Total Liabilities and Shareholders’ Equity	$4,415,759	$4,855,340	$4,995,087

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS
(thousands of dollars)

	Year Ended December 31,
	2008	2007	2006
Operating Activities
Net income	$476,876	$615,578	$576,058
Adjustments to reconcile net income to net operating cash:
Depreciation	143,191	139,010	123,054
Amortization of intangible assets	22,320	24,469	22,863
Impairment of trademarks and goodwill	54,604	16,123	1,383
Provisions for environmental-related matters	6,947	28,391	23,341
Provisions for qualified exit costs	12,081	2,508	103
Deferred income taxes	32,169	27,725	(11,352)
Defined benefit pension plans net credit	(8,171)	(6,605)	(4,459)
Income tax effect of ESOP on other capital	30,628	21,937	20,674
Stock-based compensation expense	41,114	35,355	29,488
Net increase in postretirement liability	2,223	6,237	7,742
Decrease in non-traded investments	44,480	40,696	39,719
Loss (gain) on disposition of assets	6,440	(10,422)	(503)
Other	8,760	3,169	5,792
Change in working capital accounts:
Decrease (increase) in accounts receivable	68,494	58,783	(41,893)
(Increase) decrease in inventories	(2,472)	5,117	(7,546)
Increase (decrease) in accounts payable	16,349	(68,889)	53,369
(Decrease) increase in accrued taxes	(5,778)	6,351	(20,397)
(Decrease) increase in accrued compensation and taxes withheld	(25,610)	(19,795)	11,562
Decrease (increase) in refundable income taxes	5,119	(14,551)	(2,779)
Other	(24,880)	(29,942)	(2,500)
Costs incurred for environmental-related matters	(22,369)	(14,486)	(10,851)
Costs incurred for qualified exit costs	(5,643)	(2,223)	(2,151)
Other	(639)	10,009	5,124

Net operating cash	876,233	874,545	815,841

Investing Activities
Capital expenditures	(117,203)	(165,870)	(209,939)
Acquisitions of businesses, net of cash acquired	(68,688)	(282,416)	(51,176)
Decrease (increase) in short-term investments		21,200	(21,200)
Proceeds from sale of assets	11,130	23,824	8,979
Increase in other investments	(62,067)	(53,354)	(46,416)

Net investing cash	(236,828)	(456,616)	(319,752)

Financing Activities
Net (decrease) increase in short-term borrowings	(136,793)	270,676	244,879
Net increase (decrease) in long-term debt	13,385	(198,667)	6,640
Payments of cash dividends	(165,111)	(162,301)	(135,357)
Proceeds from stock options exercised	37,215	71,281	98,654
Income tax effect of stock-based compensation exercises and vesting	11,897	24,176	33,513
Treasury stock purchased	(393,540)	(863,139)	(311,133)
Other	(4,963)	(8,643)	(845)

Net financing cash	(637,910)	(866,617)	(63,649)
Effect of exchange rate changes on cash	(2,608)	6,843	689

Net (decrease) increase in cash and cash equivalents	(1,113)	(441,845)	433,129
Cash and cash equivalents at beginning of year	27,325	469,170	36,041

Cash and cash equivalents at end of year	$26,212	$27,325	$469,170

Taxes paid on income	$109,408	$186,737	$204,251
Interest paid on debt	64,929	75,260	66,769
See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(thousands of dollars except per common share data)

			Unearned				Cumulative
			ESOP				Other
	Common	Preferred	Compen-	Other	Retained	Treasury	Comprehensive
	Stock	Stock	sation	Capital	Earnings	Stock	Loss	Total
Balance at January 1, 2006	$218,935	$34,702	$(34,702)	$570,394	$3,044,863	$(1,890,040)	$(213,540)	$1,730,612
Comprehensive income:
Net income					576,058			576,058
Foreign currency translation							11,343	11,343
Minimum pension liabilities, net of taxes of ($12,673)							20,348	20,348
Unrealized net gains on securities and derivative instruments used in cash flow hedges, net of taxes of ($173)							280	280

Comprehensive income								608,029
Treasury stock purchased				(150)		(310,983)		(311,133)
Issuance of preferred stock to pre-fund ESOP		500,000	(500,000)
Redemption of preferred stock		(101,487)	101,487
Income tax effect of ESOP				20,674				20,674
Stock options exercised	3,692			94,962		(1,225)		97,429
Income tax effect of stock options exercised				33,513				33,513
Restricted stock and stock option grants (net activity)	358			29,130				29,488
Cash dividends–$1.00 per share					(135,357)			(135,357)
Adjustments to initially apply FAS No. 158, net of taxes of $63,313							(80,895)	(80,895)

Balance at December 31, 2006	222,985	433,215	(433,215)	748,523	3,485,564	(2,202,248)	(262,464)	1,992,360
Comprehensive income:
Net income					615,578			615,578
Foreign currency translation							34,837	34,837
Net actuarial gains (losses) and prior service costs recognized in accordance with FAS No. 158, net of taxes of ($20,777)							28,774	28,774
Unrealized net gains on securities and derivative instruments used in cash flow hedges, net of taxes of ($96)							250	250

Comprehensive income								679,439
Treasury stock purchased				(1,024)		(862,115)		(863,139)
Redemption of preferred stock		(108,482)	108,482
Income tax effect of ESOP				21,937				21,937
Stock options exercised	2,344			68,937		(10,025)		61,256
Income tax effect of stock options exercised				24,176				24,176
Restricted stock and stock option grants (net activity)	248			35,107				35,355
Cash dividends–$1.26 per common share					(162,301)			(162,301)
Adjustment to initially apply FIN No. 48					(3,356)			(3,356)

Balance at December 31, 2007	225,577	324,733	(324,733)	897,656	3,935,485	(3,074,388)	(198,603)	1,785,727
Comprehensive income:
Net income					476,876			476,876
Foreign currency translation							(89,116)	(89,116)
Net actuarial gains (losses) and prior service costs recognized in accordance with FAS No. 158, net of taxes of $75,939							(121,561)	(121,561)
Unrealized net losses on securities and derivative instruments used in cash flow hedges, net of taxes of $515							(1,338)	(1,338)

Comprehensive income								264,861
Treasury stock purchased				(838)		(392,702)		(393,540)
Redemption of preferred stock		(107,980)	107,980
Income tax effect of ESOP				30,628				30,628
Stock options exercised	1,275			36,200		(5,294)		32,181
Income tax effect of stock options exercised				11,897				11,897
Restricted stock and stock option grants (net activity)	295			40,819				41,114
Cash dividends–$1.40 per common share					(165,111)			(165,111)
Adjustment to initially apply EITF No. 06-4 and No. 06-10					(2,109)			(2,109)

Balance at December 31, 2008	$227,147	$216,753	$(216,753)	$1,016,362	$4,245,141	$(3,472,384)	$(410,618)	$1,605,648

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES
     Consolidation. The consolidated financial statements include the accounts of The Sherwin-Williams Company and its wholly owned subsidiaries (collectively, “the Company.”) Inter-company accounts and transactions have been eliminated.
     Use of estimates. The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those amounts.
     Nature of operations. The Company is engaged in the development, manufacture, distribution and sale of paint, coatings and related products to professional, industrial, commercial and retail customers primarily in North and South America, with additional operations in the Caribbean region, Europe and Asia.
     Reportable segments. See Note 18 for further details.
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
     Investments in securities: One fund maintained for the payment of non-qualified benefits includes investments classified as available-for-sale securities. The fair value of such investments, based on quoted market prices, was $15,475, $13,643, and $12,271 at December 31, 2008, 2007 and 2006, respectively. The carrying value of investments included in the fund not classified as available-for-sales securities, was $8,680, $8,105, and $7,561 at December 31, 2008, 2007 and 2006, respectively. This fund is reported in Other assets. The Company also has a deferred compensation plan liability that is valued based on quoted market prices. The fair value of the liability was $19,443, $24,246 and $24,414 at December 31, 2008, 2007 and 2006, respectively. See the fair value measurement table on page 45.
     Non-traded investments: The Company has invested in the U.S. affordable housing and historic renovation real estate markets. These investments have been identified as variable interest entities. However, the Company is not the primary beneficiary and does not consolidate the operations of the investments in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 46, “Consolidation of Variable Interest Entities.” The Company’s risk of loss from these non-traded investments is limited to the amount of its contributed capital. The carrying amounts of these non-traded investments, included in Other assets, were $33,095, $41,513 and $22,455 at December 31, 2008, 2007 and 2006, respectively. The carrying amounts of these investments, which approximate market value, were determined based on cost less related income tax credits determined by the effective yield method.
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

	December 31,
	2008		2007		2006
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value
Publicly traded debt	$284,014	$291,464	$284,104	$316,134	$481,143	$518,095
Non-traded debt	33,283	29,805	24,262	21,999	23,586	20,314

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
          Derivative instruments: The Company utilizes derivative instruments as part of its overall financial risk management policy. The Company entered into option and forward currency exchange contracts in 2008, 2007 and 2006 primarily to hedge against foreign currency risk exposure. See the fair value measurement table below and Note 13. During 2008, 2007 and 2006, the Company entered into swaps to partially hedge forecasted future commodity purchases. These hedges were designated as cash flow hedges under Statement of Financial Accounting Standards (FAS) No. 133, “Accounting for Derivative Instruments and Hedging Activity.” The fair values for these derivative instruments were included in Other current assets or Other accruals and were insignificant at December 31, 2008, 2007 and 2006. During 2006, 2007 and 2008, the Company reclassified insignificant gains and losses from Cumulative other comprehensive loss into earnings. The Company does not use derivative instruments for speculative purposes.
     Fair value measurements. Effective January 1, 2008, the Company adopted FAS No. 157, “Fair Value Measurements.” This statement provides guidance for using fair value to measure financial and non-financial assets and liabilities and it only applies when other standards require or permit the fair value measurement. It does not expand the use of fair value measurements.
     In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” FAS No. 159 allows companies to choose to measure many financial assets at fair value. The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, all subsequent changes in fair value for that instrument are reported in earnings. The standard is effective for fiscal years beginning after November 15, 2007, and adoption is optional. The Company has not elected the fair value measurement for any existing financial instruments other than those that are already being measured at fair value.
     In accordance with FASB Staff Position (FSP) FAS No. 157-2, “Effective Date of FASB Statement No. 157,” the Company has deferred the adoption of FAS No. 157 for its non-financial assets and liabilities until January 1, 2009.
     The following table presents the Company’s financial assets and liabilities that are measured at fair value on a recurring basis, categorized using the fair value hierarchy:

		Quoted Prices in		Significant
	Fair Value at	Active Markets	Significant Other	Unobservable
	December 31,	for Identical	Observable Inputs	Inputs
	2008	Assets (Level 1)	(Level 2)	(Level 3)
Assets:
Deferred compensation plan asset (A)	$15,475	$15,475

Total assets at fair value	$15,475	$15,475

Liabilities:
Net currency derivative liability (B)	$1,358		$1,358
Deferred compensation plan liability (C)	19,443	$19,443

Total liabilities at fair value	$20,801	$19,443	$1,358

(A)	The Company maintains an executive deferred compensation plan structured as a rabbi trust. The investment assets of the rabbi trust consist of marketable securities valued using quoted market prices multiplied by the number of shares owned.

(B)	The net currency derivative liability represents the fair value of foreign currency swaps. The swaps are valued using the banks’ proprietary models.

(C)	The deferred compensation plan liability represents the value of the Company’s liability under its deferred compensation plan based on quoted market prices.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     Allowance for doubtful accounts. The Company recorded an allowance for doubtful accounts of $40,760, $29,593 and $23,072 at December 31, 2008, 2007 and 2006, respectively, to reduce Accounts receivable to their estimated net realizable value. The allowance was based on an analysis of historical bad debts, a review of the aging of Accounts receivable and the current creditworthiness of customers.
     Reserve for obsolescence. The Company recorded a reserve for obsolescence of $57,305, $77,189 and $75,130 at December 31, 2008, 2007 and 2006, respectively, to reduce Inventories to their estimated net realizable value.
     Goodwill. Goodwill represents the cost in excess of fair value of net assets acquired in business combinations accounted for by the purchase method. In accordance with FAS No. 142, goodwill is tested for impairment on an annual basis and in between annual tests if events or circumstances indicate potential impairment. See Note 3.
     Intangible assets. Intangible assets include trademarks, non-compete covenants and certain intangible property rights. As required by FAS No. 142, trademarks have been classified as indefinite-lived assets and are not amortized. An annual test for impairment is performed and interim tests are performed whenever an event occurs or circumstances indicate potential impairment. See Note 3. The cost of non-compete covenants and certain intangible property rights are amortized on a straight-line basis over the expected period of benefit as follows:

Useful Life
Non-compete covenants	3 – 5 years
Certain intangible property rights	3 – 20 years
     Accumulated amortization of finite-lived intangible assets was $165,566, $144,649 and $131,772 at December 31, 2008, 2007 and 2006, respectively. See Note 3.
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
     Standby letters of credit. The Company occasionally enters into standby letter of credit agreements to guarantee various operating activities. These agreements provide credit availability to the various beneficiaries if certain contractual events occur. Amounts outstanding under these agreements totaled $28,358, $20,142 and $18,139 at December 31, 2008, 2007 and 2006, respectively.
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
     Changes in the Company’s accrual for product warranty claims during 2008, 2007 and 2006, including customer satisfaction settlements during the year, were as follows:

	2008	2007	2006
Balance at January 1	$19,596	$25,226	$23,003
Charges to expense	31,339	31,461	36,939
Settlements	(32,906)	(37,091)	(34,716)

Balance at December 31	$18,029	$19,596	$25,226

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
contributed to the ESOP and the ESOP used dividends on unallocated preferred shares to service debt. Unallocated preferred shares held by the ESOP were not considered outstanding in calculating earnings per share of the Company. See Note 11.
     Defined benefit pension and other postretirement benefit plans. Effective December 31, 2006, the Company adopted FAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” FAS No. 158 requires each plan’s funded status and changes in the funded status to be recorded in the Consolidated Balance Sheets. See Note 6.
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
     Split-dollar life insurance arrangements. Effective January 1, 2008, the Company adopted FASB Emerging Issues Task Force (EITF) Issue No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements” and EITF Issue No. 06-10, “Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements.” The EITFs require an employer to recognize the liability for the postretirement benefit related to endorsement and collateral assignment split-dollar life insurance arrangements. As a result of the adoption, the Company recognized a liability of $2.1 million, representing the present value of the future premium payments to be made under the existing policies. In accordance with the transition provisions of the EITFs, this cumulative-effect adjustment was recorded as a decrease to the January 1, 2008 retained earnings balance.
     Stock-based compensation. The cost of the Company’s stock-based compensation is recorded in accordance with FAS No. 123R, “Share-Based Payment.” The Company follows the “modified prospective” method as described in FAS No. 123R whereby compensation cost is recognized for all share-based payments granted after December 31, 2005 and for all unvested awards granted prior to January 1, 2006. See Note 12.
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
     Cumulative other comprehensive loss. At December 31, 2008, the ending balance of Cumulative other comprehensive loss included adjustments for foreign currency translation of $231,913, net prior service costs and net actuarial losses related to pension and other benefit plans of $178,701 and unrealized net losses on marketable equity securities and derivative instruments used in cash flow hedges of $4. At December 31, 2007 and 2006 the ending balance of Cumulative other comprehensive loss included adjustments for foreign currency translation of $142,799 and $177,636 respectively, net prior service costs and net actuarial losses related to pension and other benefit plans of $57,139 and $85,913, respectively, and unrealized gains on marketable equity securities and derivative instruments used in cash flow hedges of $(1,335) and $(1,085), respectively.
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
     Costs of goods sold. Included in Costs of goods sold were costs for materials, manufacturing, distribution and related support. Distribution costs included all expenses related to the distribution of products including inbound freight charges, purchase and receiving costs, warehousing costs, internal transfer costs and all costs incurred to ship products. Also included in Costs of goods sold were total technical expenditures, which included research and development costs, quality

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
control, product formulation expenditures and other similar items. Research and development costs included in technical expenditures were $37,469, $37,266 and $36,883 for 2008, 2007 and 2006 respectively.
     Selling, general and administrative expenses. Selling costs included advertising expenses, marketing costs, employee and store costs and sales commissions. The cost of advertising was expensed as incurred. The Company incurred $233,604, $256,253 and $280,856 in advertising costs during 2008, 2007 and 2006 respectively. General and administrative expenses included human resources, legal, finance and other support and administrative functions.
     Income taxes. Effective January 1, 2007, the Company adopted FIN No. 48, “Accounting for Uncertainty in Income Taxes.” In accordance with FIN No. 48, the Company recognized a cumulative-effect adjustment of $3.4 million, increasing its liability for unrecognized tax benefits, interest and penalties and reducing the January 1, 2007 balance of Retained Earnings. See Note 14.
     Earnings per share. Shares of preferred stock held in an unallocated account of the ESOP (see Note 11) and common stock held in a revocable trust (see Note 10) were not considered outstanding shares for basic or diluted income per share calculations. All references to “shares” or “per share” information throughout this report relate to common shares and are stated on a diluted per common share basis, unless otherwise indicated. Basic net income per common share amounts were computed based on the weighted-average number of common shares outstanding during the year. Diluted net income per common share amounts were computed based on the weighted-average number of common shares outstanding plus all dilutive securities potentially outstanding during the year. See Note 15.
     Impact of recently issued accounting standards. In June 2008, the FASB issued Staff Position (FSP) EITF No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” Under the FSP, unvested share-based payment awards that contain rights to receive nonforfeitable dividends (whether paid or unpaid) are participating securities, and should be included in the two-class method of computing EPS. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. The Company is currently evaluating the impact of the adoption of EITF No. 03-6-1 on its calculation of EPS. The adoption of EITF 03-6-1 will not impact the Company’s results of operations, financial condition or liquidity.
     In April 2008, the FASB issued FSP FAS No. 142-3, which amends the factors that must be considered in developing renewal or extension assumptions used to determine the useful life over which to amortize the cost of a recognized intangible asset under FAS No. 142, “Goodwill and Other Intangible Assets.” The FSP requires an entity to consider its own assumptions about renewal or extension of the term of the arrangement, consistent with its expected use of the asset, and is an attempt to improve consistency between the useful life of a recognized intangible asset under FAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under FAS No. 141, “Business Combinations.” FAS No. 142-3 is effective for fiscal years beginning after December 15, 2008, and the guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date. FAS No. 142-3 is not expected to have a significant impact on the Company’s results of operations, financial condition or liquidity.
     In March 2008, the FASB issued FAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” an amendment of FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities.” FAS No. 161 requires entities to provide greater transparency about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under FAS No. 133, and how derivative instruments and related hedged items affect an entity’s financial position, results of operations, and cash flows. The statement is effective for financial statements issues for fiscal years and interim periods beginning after November 15, 2008, and is not expected to have an impact on the Company’s results of operations, financial condition or liquidity.
     In December 2007, the FASB issued FAS No. 141(R), “Applying the Acquisition Method.” FAS No. 141(R) provides guidance for the recognition of the fair values of the assets acquired upon initially obtaining control, including the elimination of the step acquisition model. The standard is effective for acquisitions made in fiscal years beginning after December 15, 2008, and is not expected to have a significant impact on the Company’s results of operations, financial condition or liquidity.
     In December 2007, the FASB issued FAS No. 160, “Accounting for Noncontrolling Interests.” FAS No. 160 clarifies the classification of noncontrolling interests in consolidated statements of financial position and the accounting for and reporting of transactions between the reporting entity and holders of such noncontrolling interests. Under the standard, noncontrolling interests are considered equity and should be reported as an element of consolidated equity, and net income will encompass the total income of all consolidated subsidiaries and there will be separate disclosure

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
on the face of the income statement of the attribution of that income between the controlling and noncontrolling interests. FAS No. 160 is effective prospectively for fiscal years beginning after December 15, 2008, and is not expected to have a significant impact on the Company’s results of operations, financial condition or liquidity.
     Reclassification. Certain amounts in the 2007 and 2006 consolidated financial statements have been reclassified to conform with the 2008 presentation.
NOTE 2 – ACQUISITIONS
     In December 2008, the Company closed a definitive agreement to acquire Euronavy-Tintas Maritimas e Industriais S.A. of Portugal (Euronavy). Headquartered in Lisbon, Portugal, Euronavy is a leading innovator of marine and protective coatings applied to ships, off shore platforms, storage tanks, steel, concrete and flooring. Included in the Global Finishes Group, the acquisition strengthens the Company’s global platform of protective and marine coatings. Results of operations will be included in the consolidated financial statements starting in 2009.
     In September 2008, the Company purchased certain assets of the Wagman Primus Group, LP (Wagman). The acquired assets are related to imported raw materials of brushes and foreign manufactured applicators and will allow greater flexibility and control in the importation of applicators and related products for the Consumer Group. Results of operations were included in the consolidated financial statements since the date of acquisition.
     In July 2008, the Company acquired the liquid coatings subsidiaries of Inchem Holdings International Limited (Inchem). Headquartered in Singapore, Inchem produces coatings applied to wood and plastic products in Asia. These waterborne, solvent-based, and ultraviolet curable coatings are applied to furniture, cabinets, flooring and electronic products. The coatings are made and sold in China, Vietnam and Malaysia and distributed to 15 other Asian countries. This acquisition strengthens the Global Finishes Group’s product offering throughout Asia. Results of operations were included in the consolidated financial statements since the date of acquisition.
     In February 2008, the Company acquired Becker Powder Coatings, Inc. (Becker), a subsidiary of Sweden-based AB Wilh. Headquartered in Columbus, Ohio, Becker produces powder coatings applied to appliances, metal furniture, fixtures, equipment and electronic products manufactured throughout North America. This acquisition strengthens Global Finishes Group’s position in the powder coatings market. Results of operations were included in the consolidated financial statements since the date of acquisition.
     The aggregate consideration paid for Euronavy, Inchem, Wagman and Becker was $64,103, net of cash acquired, including acquisition costs and the assumption of certain financial obligations. The acquisitions were accounted for as purchases and resulted in the recognition of intangible assets. The Euronavy, Inchem and Becker acquisitions also resulted in the recognition of goodwill.
     In October 2007, an indirect wholly owned subsidiary of the Company acquired the remaining 75 percent interest in Life Shield Engineered Systems LLC (Life Shield) by acquiring all of the outstanding membership interests. In late December 2007, the Company acquired substantially all the assets and business of Flex Recubrimientos, S.A. de C.V. and related companies (Flex group). The aggregate consideration paid in cash for these acquisitions was $27,056 including costs of acquisition and the assumption of certain financial obligations. Life Shield is a start-up company that develops and manufactures blast and fragment mitigating systems and ballistic resistant systems that will expand the product offering in the Consumer Group. Flex group is a leading manufacturer and distributor of automotive after-market body fillers, putties, primers and other vehicle refinish products headquartered in Monterrey, Mexico. This acquisition will strengthen the Global Finishes Group’s automotive refinish market position in Mexico. These acquisitions were treated as purchases and resulted in the recognition of goodwill. The acquisition of Flex group resulted in the recognition of identifiable intangible assets. Results of operations for the entire business of Life Shield were included in the consolidated financial statements since the date of acquisition. Flex group was acquired at the end of December 2007 and results of operations were included in the consolidated financial results starting in 2008.
     During the third quarter of 2007, the Company acquired substantially all of the stock of Pinturas Industriales S.A. (PISA), substantially all of the assets and business of Napko, S.A. de C.V. (Napko), the brand names, formulas and patents of the VHT® brand paint line (VHT), and 100 percent of the stock of Columbia Paint & Coatings Co. (Columbia) for an aggregate cash consideration of $105,850, net of cash acquired, including costs of acquisition and the assumption of certain financial obligations. All four acquisitions were accounted for as purchases and results of operations of the acquired businesses were included in the consolidated financial statements since the dates of acquisition. The acquisitions of Napko and Columbia resulted in the recognition of goodwill and all four acquisitions resulted in the recognition of identifiable intangible assets. Columbia, included in the Paint Stores Group, is a leading manufacturer and distributor of paints and coatings in the central and northwestern United States. Columbia services the professional

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
painting contractor, builder and do-it-yourself markets through company-operated stores. Columbia was acquired to contribute to the Company’s domestic controlled-distribution growth strategy. VHT, included in the Consumer Group, is the market leader in High Temperature coatings and premium aerosol products. VHT was acquired to broaden the product offering in Consumer Group and add to its growth strategy. Napko, included in the Global Finishes Group, is a leading manufacturer and distributor of industrial maintenance coatings primarily for the government oil and power industries in Mexico primarily through company-operated branches. PISA, also included in the Global Finishes Group, provides industrial paint products in Uruguay to the wood protection and industrial maintenance market. Napko and PISA were acquired to support and broaden the Company’s international growth strategy.
     During the second quarter of 2007, the Company acquired substantially all of the assets and business of Nitco Paints Private Limited (Nitco) and 100 percent of the stock of M. A. Bruder & Sons Incorporated (MAB) for an aggregate consideration in cash of $149,508, net of cash acquired, including costs of acquisition and the assumption of certain financial obligations. Both acquisitions were accounted for as purchases, they resulted in the recognition of goodwill and identifiable intangible assets, and their results of operations were included in the consolidated financial statements since the dates of acquisition. MAB, included in the Paint Stores Group, is a leading manufacturer and distributor of paints and coatings in the eastern and southeastern portions of the United States. MAB services the professional painting contractor, builder and do-it-yourself markets through its own company-operated stores. MAB was acquired as part of the Company’s domestic controlled-distribution growth strategy. Nitco, included in the Global Finishes Group, is a leading manufacturer and distributor especially in western India of exterior paints and coatings used in the construction of office buildings, high rise apartments, shopping malls, hospitals and schools. Nitco was acquired to support the Company’s growth strategy into new international markets.
     In October 2006, the Company acquired substantially all of the assets and business of Susannah Dobbs Company LLC (Dobco) for $51,200 paid in cash. Dobco, included in the Consumer Group, manufactures, distributes and sells thermoplastic pavement marking and related products. Dobco was acquired to contribute to the Company’s growth strategy by expanding its existing product base. The acquisition was accounted for as a purchase, with results of operations included in the consolidated financial statements since the date of acquisition. The Dobco acquisition resulted in the recognition of goodwill and identifiable intangible assets.
     The following unaudited pro-forma summary presents consolidated financial information as if Dobco, Nitco, MAB, PISA, Napko, Columbia, VHT, the entire business of Life Shield, Flex group, Becker, Inchem, Wagman and Euronavy had been acquired at the beginning of each period presented. The unaudited pro-forma consolidated financial information does not necessarily reflect the actual results that would have occurred had the acquisitions taken place on January 1, 2006 or the future results of operations of the combined companies under ownership and operation of the Company.

	2008	2007	2006
Net sales	$8,013,168	$8,152,307	$8,109,685
Net income	478,226	619,704	589,589
Net income per common share:
Basic	4.09	4.87	4.41
Diluted	4.01	4.73	4.29
NOTE 3 – GOODWILL, INTANGIBLE AND LONG-LIVED ASSETS
     During 2008, the Company recognized $24,383 of goodwill in the acquisitions of Euronavy, Inchem, Becker and Columbia. There was no goodwill recognized in the acquisition of Wagman Primus. Trademarks of $10,265 were recognized in the acquisition valuation of Inchem and in an estimated valuation of Euronavy. A valuation of Columbia was completed in 2008, and a valuation of Euronavy will be completed in 2009. Covenants not to compete of $3,000, obtained in the acquisitions of Inchem, Becker and Wagman Primus, are being amortized over five years from the date of acquisition. Customer lists valued at $6,950, recognized in the acquisitions of Inchem and Becker, are being amortized over periods of 4.5 years and 10 years, respectively. A value for formulations acquired of $300, recognized in the acquisition of Becker, is being amortized over 5 years. No significant residual value was estimated for any of the acquired identified intangible assets.
     During 2007, the Company recognized $93,316 of goodwill in the acquisitions of Nitco, MAB, Napko, Columbia, Life Shield and Flex group. There was no goodwill recognized in the acquisitions of PISA and VHT. Trademarks of $37,180 were recognized in the acquisition valuations of Nitco, MAB, Napko, Columbia, VHT and Flex group. Covenants not to compete of $10,028, obtained in the acquisitions of Nitco, MAB, Napko, Columbia and VHT, are being amortized over five years from date of acquisition. Customer lists and a distribution network valued at $25,930, recognized in the acquisitions of Nitco, MAB, Napko, Columbia and VHT, are being amortized over periods of three and one-half to eight years. Additional identified intangible assets of product formulations ($3,680) and other intangible assets ($1,000), recognized as part of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
acquisitions of Nitco, MAB, Columbia and VHT are being amortized over periods of three to eight years. No significant residual value was estimated for any of the acquired identified intangible assets. No intangible assets were identified in the Life Shield acquisition.
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
     During 2008, in the Consumer Group, a reduction of $1,980 in the carrying value of certain manufacturing equipment held for disposal was charged to Cost of goods sold. An impairment test was performed due to the consolidation of redundant operations.
     During 2007, in the Consumer Group, a reduction of $660 in the carrying values of certain manufacturing equipment and an impairment of $856 in certain assets held for disposal were charged to Cost of goods sold and Other general expense – net, respectively. An impairment test was performed due to changes in the manner in which the manufacturing equipment was used and changes in the disposition plan for the assets held for disposal.
     During 2006, reductions in the carrying values of certain manufacturing equipment of $421 in the Consumer Group and $463 in the Global Finishes Group were charged to Cost of goods sold. An impairment test was performed due to changes in the manner in which these assets were used.
     Goodwill and trademarks with indefinite lives are required by FAS No. 142 to be tested for impairment whenever an event occurs or circumstances change that indicate an impairment has more likely than not occurred, and at least annually. October 1 has been established for the annual impairment review. At the time of impairment testing, values are estimated separately for goodwill and trademarks with indefinite lives using a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each group of assets. Impairments of goodwill and trademarks with indefinite lives have been reported as a separate line in the Statements of Consolidated Income in accordance with FAS No. 142.
     During the second quarter of 2008, the Company performed an interim impairment review of its goodwill and indefinite-lived intangible assets in accordance with FAS No. 142. Soft domestic architectural paint sales in the new residential, residential repaint, DIY and commercial markets indicated that certain domestic indefinite-lived trademarks might be impaired. In addition, continued low cash flow projections in one foreign business unit indicated that goodwill impairment might be likely. The interim impairment review resulted in reductions in the carrying values of certain trademarks with indefinite lives of $23,121. The trademark impairments were charged to the Paint Stores Group ($20,364) and the Consumer Group ($2,757). The goodwill impairment of a foreign business unit aggregated $791 and was charged to the Global Finishes Group.
     The annual impairment review performed as of October 1, 2008 resulted in reductions in the carrying values of goodwill of $8,113 and trademarks with indefinite lives of $22,579. The goodwill impairment was included in the Consumer Group. The trademark impairments were in the Paint Stores Group ($22,474) and the Consumer Group ($105). The goodwill and trademark impairments related primarily to lower-than-anticipated cash flow in a certain acquired business and lower-than-anticipated sales of certain acquired brands, respectively.
     The annual impairment review performed as of October 1, 2007 resulted in reductions in the carrying values of goodwill of $15,176 and trademarks with indefinite lives of $947. The goodwill impairments were included in the Consumer Group ($4,215) and the Global Finishes Group ($10,961). The trademark impairments were included in the Paint Stores Group ($172), the Consumer Group ($175), and in the Global Finishes Group ($600). The goodwill and trademark impairments related primarily to lower-than-anticipated cash flow in certain acquired businesses and lower-than-anticipated sales of certain acquired brands, respectively.
     The annual impairment review performed as of October 1, 2006 resulted in reductions in the carrying values of certain trademarks with indefinite lives of $1,383, which were in the Paint Stores Group ($83) and the Consumer Group ($1,300). The impairments related to lower-than-anticipated sales of certain acquired brands.
     Amortization of finite-lived intangible assets is as follows for the next five years: $23,700 in 2009, $22,100 in 2010, $18,600 in 2011, $14,400 in 2012 and $11,800 in 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     A summary of changes in the Company’s carrying value of goodwill by reportable operating segment is as follows:

	Paint Stores	Consumer	Global Finishes	Consolidated
Goodwill	Group	Group	Group	Totals
Balance at January 1, 2006	$205,149	$652,367	$29,858	$887,374
Acquisitions		29,038		29,038
Currency and other adjustments			52	52

Balance at December 31, 2006	205,149	681,405	29,910	916,464
Acquisitions	69,071	12,371	11,874	93,316
Impairment charged to operations		(4,215)	(10,961)	(15,176)
Currency and other adjustments	30	74	1,905	2,009

Balance at December 31, 2007	274,250	689,635	32,728	996,613
Acquisitions	10,133		14,250	24,383
Impairment charged to operations		(8,113)	(791)	(8,904)
Currency and other adjustments	1,042	1,842	(8,264)	(5,380)

Balance at December 31, 2008	$285,425	$683,364	$37,923	$1,006,712

     A summary of the Company’s carrying value of intangible assets is as follows:

				Trademarks	Total
	Finite-lived intangible assets			with indefinite	intangible
	Software	All other	Subtotal	lives	assets
December 31, 2008
Weighted-average amortization period	9 years	9 years	9 years
Gross	$81,236	$199,746	$280,982
Accumulated amortization	(35,856)	(129,710)	(165,566)

Net value	$45,380	$70,036	$115,416	$184,547	$299,963

December 31, 2007
Weighted-average amortization period	10 years	10 years	10 years
Gross	$71,480	$189,751	$261,231
Accumulated amortization	(28,488)	(116,161)	(144,649)

Net value	$42,992	$73,590	$116,582	$234,562	$351,144

December 31, 2006
Weighted-average amortization period	10 years	12 years	11 years
Gross	$66,739	$152,848	$219,587
Accumulated amortization	(28,303)	(103,469)	(131,772)

Net value	$38,436	$49,379	$87,815	$198,107	$285,922

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

	2008	2007	2006
Percentage of total inventories on LIFO	86%	83%	88%
Excess of FIFO over LIFO	$321,280	$241,579	$226,818
Decrease in net income due to LIFO	(49,184)	(7,844)	(24,033)
Decrease in net income per common share due to LIFO	(0.41)	(.06)	(.17)
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
     In 2008, a reduction of $468 in the carrying value of the property, plant and equipment associated with two manufacturing facilities closed during the year was recorded. Also during 2008, reductions of $473 in estimated fair value of property, plant and equipment in certain manufacturing facilities closed in 2007 or prior were recorded as additional impairments. During 2007, an impairment charge of $856 occurred relating to the disposition of a manufacturing facility that was closed in 2005. Impairment charges in 2006 of $710 related to the disposition of a manufacturing facility and reduction in the estimated fair value of a manufacturing facility being held for disposal that were closed prior to 2006. Impairment charges for property, plant and equipment of closed sites being held for disposal are included in Other general expense – net.
     During 2008, four manufacturing and three distribution facilities, five administrative offices and 92 stores and branches were closed. The closure and disposal of two manufacturing facilities and two administrative offices in the Paint Stores Group were planned at the time of acquisition. The total qualified exit costs for the acquired facilities, included as part of the purchase price allocations in accordance with FAS No. 141, were $1,668. One additional manufacturing and two distribution facilities and 79 stores in the Paint Stores Group, one manufacturing and one distribution facility in the Consumer Group, and three administrative offices and 14 branches in the Global Finishes Group were closed due to excess capacity or redundancy. Provisions of $7,090 for qualified exit costs resulting from the closure of these facilities were recorded in Cost of goods sold or Selling, general and administrative expenses in 2008. Of the total provisions, $5,448 was charged to the Paint Stores Group, $915 was charged to the Consumer Group and $727 was charged to the Global Group.
     During 2007, two manufacturing facilities were closed. One closed facility in the Paint Stores Group was planned at the time of acquisition for closure and disposal. The total qualified exit costs for the acquired facility were $2,635, included as part of the purchase price allocation in accordance with FAS No. 141. The other closed facility, in the Consumer Group, was an older facility replaced by a new manufacturing facility. Provisions of $1,213 for severance and related costs resulting from the closure of the facility were incurred in 2007.
     There were no facilities closed in 2006.
     At December 31, 2008, approximately 20% of the remaining accrual for qualified exit costs relating to facilities shutdown prior to 2007 is expected to be incurred by the end of 2009. The remaining portion of the ending accrual for facilities shutdown prior to 2007 primarily represented post-closure contractual and demolition expenses related to certain owned facilities which are closed and being held for disposal or involved in ongoing environmental-related activities. The Company cannot reasonably estimate when such matters will be concluded to permit disposition.
     The following table summarizes the activity and remaining liabilities associated with qualified exit costs:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

		Provisions in	Actual	Adjustments to
	Balance at	Cost of goods	expenditures	prior provisions	Balance at
	December 31,	sold, SG&A or	charged to	in Other general	December 31,
Exit Plan	2007	acquired	accrual	expense - net	2008
Paint Stores Group manufacturing and distribution facilities, administrative offices and stores shutdown in 2008:
Severance and related costs		$1,722	$(1,363)	$(35)	$324
Other qualified exit costs		5,394	(1,370)	426	4,450
Consumer Group manufacturing and distribution facilities shutdown in 2008:
Severance and related costs		915	(847)	381	449
Other qualified exit costs				150	150
Global Finishes Group administrative offices and branches shutdown in 2008:
Severance and related costs		420	(23)		397
Other qualified exit costs		307	(67)		240
Paint Stores Group manufacturing facility shutdown in 2007:
Severance and related costs	$650		(550)	(67)	33
Other qualified exit costs	1,726		(433)	566	1,859
Consumer Group manufacturing facility shutdown in 2007:
Other qualified exit costs				2,036	2,036
Consumer Group manufacturing facilities shutdown in 2005:
Other qualified exit costs	163		(113)	(50)
Consumer Group manufacturing facility shutdown in 2004:
Other qualified exit costs	80		(18)	(62)
Other qualified exit costs for facilities shutdown prior to 2003	10,899		(859)	1,646	11,686

Totals	$13,518	$8,758	$(5,643)	$4,991	$21,624

		Provisions in	Actual	Adjustments to
	Balance at	Cost of goods	expenditures	prior provisions	Balance at
	December 31,	sold or	charged to	in Other general	December 31,
Exit Plan	2006	acquired	accrual	expense - net	2007
Paint Stores Group manufacturing facility shutdown in 2007:
Severance and related costs		$909	$(259)		$650
Other qualified exit costs		1,726			1,726
Consumer Group manufacturing facility shutdown in 2007:
Other qualified exit costs		1,213	(1,213)
Consumer Group manufacturing facilities shutdown in 2005:
Other qualified exit costs	$947		(325)	$(459)	163
Consumer Group manufacturing facility shutdown in 2004:
Other qualified exit costs	130		(37)	(13)	80
Other qualified exit costs for facilities shutdown prior to 2003	12,110		(388)	(823)	10,899

Totals	$13,187	$3,848	$(2,222)	$(1,295)	$13,518

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

		Provisions in	Actual	Adjustments to
	Balance at	Cost of goods	expenditures	prior provisions	Balance at
	December 31,	sold or	charged to	in Other general	December 31,
Exit Plan	2005	acquired	accrual	expense - net	2006
Consumer Group manufacturing facilities shutdown in 2005:
Severance and related costs	$922		$(927)	$5
Other qualified exit costs	986		(371)	332	$947
Consumer Group manufacturing facility shutdown in 2004:
Other qualified exit costs	650		(210)	(310)	130
Other qualified exit costs for facilities shutdown prior to 2003	12,883		(643)	(130)	12,110

Totals	$15,441		$(2,151)	$(103)	$13,187

NOTE 6 – PENSION, HEALTH CARE AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
     The Company provides pension benefits to substantially all employees through noncontributory defined contribution or defined benefit plans and certain health care and life insurance benefits to domestic active employees and eligible retirees. Effective December 31, 2006, the Company adopted FAS No. 158 that requires recognition of a plan’s funded status as an asset for fully funded plans and as a liability for unfunded or underfunded plans. In addition, actuarial gains and losses and prior service costs that were unrecognized prior to the adoption of FAS No. 158 must now be recorded in Cumulative other comprehensive loss, a component of Shareholders’ equity. The amounts recorded in Cumulative other comprehensive loss as a result of the initial application of FAS No. 158 will continue to be modified as actuarial assumptions and service costs change and all such amounts will be amortized to expense over a period of years through the net pension (credit) cost and net periodic benefit cost.
     Defined contribution pension plans. The Company’s annual contribution for its domestic defined contribution pension plan, which is based on six percent of compensation for covered employees, was $37,210, $39,050 and $41,902 for 2008, 2007 and 2006, respectively. Assets in employee accounts of the domestic defined contribution pension plan are invested in various mutual funds as directed by the participants. These mutual funds did not own a significant number of shares of the Company’s common stock.
     The Company’s annual contribution for its foreign defined contribution pension plans, which is based on various percentages of compensation for covered employees up to certain limits, was $2,883, $3,027 and $2,222 for 2008, 2007 and 2006, respectively. Assets in employee accounts of the foreign defined contribution pension plans are invested in various mutual funds. These mutual funds did not own a significant number of shares of the Company’s common stock.
     Defined benefit pension plans. The Company has one salaried and one hourly domestic defined benefit pension plan, and thirteen foreign defined benefit pension plans. Effective January 1, 2002, the domestic salaried defined benefit pension plan was revised. All participants in the domestic salaried defined benefit pension plan prior to the revision retain the previous defined benefit formula for computing benefits with certain modifications for active employees. Eligible domestic salaried employees hired or re-hired on or after January 1, 2002 become participants in the revised domestic salaried defined benefit pension plan upon completion of six months of service. All employees who become participants subsequent to the plan’s revision will be credited with certain contribution credits that range from two percent to seven percent based on hire date or a combination of age and service with the Company. Contribution credits will be converted into units to account for each participant’s benefits. These participants will receive a variable annuity benefit upon retirement or a distribution upon termination (if vested). The variable annuity benefit is subject to the hypothetical returns achieved on each participant’s allocation of units from investments in various mutual funds as directed by the participant. Contribution credits to the revised domestic salaried defined benefit pension plan are being initially funded through the existing excess plan assets.
     In connection with the 2007 acquisition of M.A. Bruder & Sons, the Company acquired a domestic defined benefit pension plan (MAB Plan). The MAB Plan was frozen for new participants by M.A. Bruder & Sons prior to the acquisition, and covered certain employees who met the eligibility requirements based primarily on age, length of service and hours worked per year. The Company operated the MAB Plan independently from the date of acquisition until December 31, 2007, at which time it was merged into the Company’s domestic hourly defined benefit pension plan. The decision to merge the MAB Plan with the Company’s domestic hourly defined benefit pension plan effective December 31, 2007 was made at the acquisition date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
Accrued benefits and vesting service under the MAB Plan were credited under the Company’s domestic hourly defined benefit pension plan.
     The Company employs a total return investment approach for the domestic and foreign defined benefit pension plans assets. A mix of equities and fixed income investments are used to maximize the long-term return of assets for a prudent level of risk. In determining the expected long-term rate of return on defined benefit pension plan assets, management considers the historical rates of return, the nature of investments and an expectation of future investment strategies. At December 31, 2008, defined benefit pension plan assets were invested as follows:

	Domestic	Foreign
	Plans	Plans
Equity investments	64%	29%
Fixed income investments	33%	50%
Cash and other investments	3%	21%
     Included as equity investments in the domestic defined benefit pension plan assets at December 31, 2008 were 855,000 shares of the Company’s common stock with a market value of $51,086, representing 11.6 percent of total plan assets. Dividends received on the Company’s common stock during 2008 totaled $1,197.
     At December 31, 2008, the domestic salaried defined benefit plan was overfunded, with a projected benefit obligation of $215,253, fair value of plan assets of $429,878 and an excess of plan assets of $214,625. The domestic hourly defined benefit pension plan was underfunded, with a projected benefit obligation of $100,260, fair value of plan assets of $73,609 and a deficiency of plan assets of $26,651. The hourly plan is adequately funded in accordance with all applicable regulations as of December 31, 2008 and no funding will be required in 2009. At December 31, 2007 and 2006, both domestic plans were overfunded.
     At December 31, 2008, six of the Company’s foreign defined benefit pension plans were underfunded, with combined projected benefit obligations, fair values of net assets and deficiencies of plan assets of $43,587, $37,442 and $6,145, respectively. A decrease of $25,819 from 2007 in the combined projected benefit obligations of all foreign defined benefit pension plans was primarily due to one large foreign plan having significant exchange rate and actuarial gains in 2008. The increase in actuarial gains was attributable to a lower discount rate, a lower salary scale and a reduction in other actuarial assumptions.
     The Company expects to make the following benefit payments for all domestic and foreign defined benefit pension plans: $29,864 in 2009; $31,227 in 2010; $32,002 in 2011; $32,876 in 2012; $33,617 in 2013; and $177,322 in 2014 through 2018.
     The estimated net actuarial losses and net prior service costs for the defined benefit pension plans that are expected to be amortized from Cumulative other comprehensive loss into the net pension (credits) costs in 2009 are $29,155 and $1,598, respectively.
     The following table summarizes the components of the net pension (credits) costs and Cumulative other comprehensive loss related to the defined benefit pension plans:

	Domestic			Foreign
	Defined Benefit Pension Plans			Defined Benefit Pension Plans
	2008	2007	2006	2008	2007	2006
Net pension (credits) costs:
Service costs	$20,030	$18,879	$14,783	$2,517	$2,781	$2,521
Interest costs	18,003	17,092	15,182	4,382	3,560	2,940
Expected returns on plan assets	(52,951)	(50,992)	(45,319)	(2,785)	(2,468)	(2,044)
Amortization of prior service costs	1,476	1,220	603	204	159	61
Amortization of actuarial losses		1,229	5,513	962	1,225	1,301

Ongoing periodic (credits) costs	(13,442)	(12,572)	(9,238)	5,280	5,257	4,779
FAS No. 88 expense (credits)		825		(9)	(115)

Net pension (credits) costs	(13,442)	(11,747)	(9,238)	5,271	5,142	4,779
Other changes in plan assets and projected benefit obligations recognized in Cumulative other comprehensive loss (before taxes):
Net actuarial losses (gains) arising during the year	227,878	(717)		(7,996)	(4,065)
Prior service costs during the year	239	2,008		171
Amortization of prior service costs	(1,476)	(1,220)	(2,923)	(204)	(163)	(1,232)
Amortization of actuarial losses		(1,229)	(27,967)	(953)	(1,196)	(899)
Exchange rate gain recognized during the year				(2,306)

Total recognized in Cumulative other comprehensive loss	226,641	(1,158)	(30,890)	(11,288)	(5,424)	(2,131)

Total recognized in net pension (credits) costs and Cumulative other comprehensive loss	$213,199	$(12,905)	$(40,128)	$(6,017)	$(282)	$2,648

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     The following table summarizes the obligations, plan assets and assumptions used for the defined benefit pension plans, which are all measured as of December 31:

	Domestic			Foreign
	Defined Benefit Pension Plans			Defined Benefit Pension Plans
	2008	2007	2006	2008	2007	2006
Accumulated benefit obligations at end of year	$310,416	$307,646	$288,191	$33,513	$52,487	$48,419

Projected benefit obligations:
Balances at beginning of year	$318,370	$298,680	$276,987	$70,712	$69,565	$57,520
Service costs	20,031	18,879	14,783	2,517	2,781	2,521
Interest costs	18,003	17,092	15,182	4,382	3,560	2,940
Actuarial (gains) losses	(15,562)	(453)	5,698	(17,929)	(5,192)	(44)
Plan amendments, merger and other	239	10,039	6,598	1,095	792	612
Effect of foreign exchange				(14,252)	1,290	7,501
Benefits paid	(25,568)	(25,867)	(20,568)	(1,632)	(2,084)	(1,485)

Balances at end of year	315,513	318,370	298,680	44,893	70,712	69,565
Plan assets:
Balances at beginning of year	718,812	685,388	612,671	49,807	43,300	32,187
Actual returns on plan assets	(189,758)	54,886	95,997	(7,149)	1,340	3,454
Plan merger and other — net		4,405	(2,712)	9,619	6,390	4,716
Effect of foreign exchange				(12,042)	861	4,428
Benefits paid	(25,567)	(25,867)	(20,568)	(1,632)	(2,084)	(1,485)

Balances at end of year	503,487	718,812	685,388	38,603	49,807	43,300

Excesses (deficiencies) of plan assets over projected benefit obligations	$187,974	$400,442	$386,708	$(6,290)	$(20,905)	$(26,265)

Assets and liabilities recognized in the Consolidated Balance Sheets:
Deferred pension assets	$214,625	$400,442	$386,708	$1,012	$111	$960
Other accruals				(83)	(104)	(77)
Other long-term liabilities	(26,651)			(7,219)	(20,912)	(27,148)

	$187,974	$400,442	$386,708	$(6,290)	$(20,905)	$(26,265)

Recognized net actuarial losses in Cumulative other comprehensive loss prior to adoption of FAS No. 158						$(6,267)
Recognized net actuarial losses in Cumulative other comprehensive loss in accordance with FAS No. 158	$(276,107)	$(48,229)	$(50,361)	$(8,522)	$(19,886)	(18,327)
Recognized prior service costs in Cumulative other comprehensive loss in accordance with FAS No. 158	(7,714)	(8,951)	(8,163)	(73)	(56)	(218)

	$(283,821)	$(57,180)	$(58,524)	$(8,595)	$(19,942)	$(24,812)

Weighted-average assumptions used to determine projected benefit obligations:
Discount rate	6.10%	6.00%	5.60%	6.71%	7.17%	5.07%
Rate of compensation increase	4.00%	4.00%	4.00%	3.73%	4.79%	4.12%
Weighted-average assumptions used to determine net pension (credits) costs:
Discount rate	6.00%	5.60%	5.50%	6.14%	5.07%	4.94%
Expected long-term rate of return on assets	7.50%	7.50%	7.50%	6.63%	6.71%	6.62%
Rate of compensation increase	4.00%	4.00%	4.00%	4.40%	4.12%	3.97%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     Health care plans. The Company provides certain domestic health care plans that are contributory and contain cost-sharing features such as deductibles and coinsurance. There were 19,403, 19,339 and 19,455 active employees entitled to receive benefits under these plans as of December 31, 2008, 2007 and 2006, respectively. The cost of these benefits for active employees, which includes claims incurred and claims incurred but not reported, amounted to $131,384, $121,798 and $104,105 for 2008, 2007 and 2006, respectively. In connection with the acquisitions of MAB and Columbia, the Company acquired certain health care benefit plans for employees who met certain eligibility requirements. The Company operated the acquired plans independently from the date of acquisition until December 31, 2007. Beginning January 1, 2008, the participants of these acquired plans became participants in the Company’s health care benefit plan.
     Postretirement Benefits Other Than Pensions. Employees of the Company hired in the United States prior to January 1, 1993 who are not members of a collective bargaining unit, and certain groups of employees added through acquisitions, are eligible for health care and life insurance benefits upon retirement, subject to the terms of the unfunded plans. There were 4,661, 4,750 and 4,645 retired employees entitled to receive such postretirement benefits as of December 31, 2008, 2007 and 2006, respectively.
     The following table summarizes the obligation and the assumptions used for postretirement health care and life insurance benefits:

	Postretirement Benefits Other than Pensions
	2008	2007	2006
Benefit obligation:
Balance at beginning of year	$280,433	$318,125	$302,685
Service cost	3,707	4,057	4,584
Interest cost	16,340	16,464	16,078
Actuarial (gain) loss	(18,274)	(41,463)	10,471
Benefits paid	(17,404)	(16,751)	(15,693)

Balance at end of year — unfunded	$264,802	$280,433	$318,125

Liabilities recognized in the Consolidated Balance Sheets:
Postretirement benefits other than pensions	$(248,603)	$(262,720)	$(301,408)
Other accruals	(16,199)	(17,713)	(16,717)

	$(264,802)	$(280,433)	$(318,125)

Recognized net actuarial loss in Cumulative other comprehensive loss in accordance with FAS No. 158	$(8,309)	$(26,796)	$(71,359)
Recognized prior service cost in Cumulative other comprehensive loss in accordance with FAS No. 158	2,952	3,586	4,220

	$(5,357)	$(23,210)	$(67,139)

Weighted-average assumptions used to determine benefit obligation:
Discount rate	6.10%	6.00%	5.60%
Health care cost trend rate — pre-65	7.50%	8.00%	8.50%
Health care cost trend rate — post-65	7.50%	8.00%	8.50%
Prescription drug cost increases	9.00%	10.00%	11.00%
Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate	6.00%	5.60%	5.50%
Health care cost trend rate — pre-65	8.00%	8.50%	9.00%
Health care cost trend rate — post-65	8.00%	8.50%	9.00%
Prescription drug cost increases	10.00%	11.00%	12.00%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     The following table summarizes the components of the net periodic benefit cost and cumulative other comprehensive loss related to postretirement health care and life insurance benefits:

	Postretirement Benefits Other than Pensions
	2008	2007	2006
Net periodic benefit cost:
Service cost	$3,707	$4,057	$4,584
Interest cost	16,340	16,464	16,078
Amortization of prior service credit	(634)	(634)	(634)
Amortization of actuarial loss	213	3,100	3,441

Net periodic benefit cost	19,626	22,987	$23,469

Other changes in projected benefit obligation recognized in Cumulative other comprehensive loss (before taxes):
Net actuarial gain	(18,274)	(41,463)
Amortization of net actuarial loss	(213)	(3,100)
Amortization of prior service credit	634	634

Total recognized in Cumulative other comprehensive loss	(17,853)	(43,929)

Total recognized in net periodic benefit cost and Cumulative other comprehensive loss	$1,773	$(20,942)

     The estimated net actuarial loss and prior service credit for postretirement benefits other than pensions that are expected to be amortized from Cumulative other comprehensive loss into net periodic benefit cost in 2009 are $286 and $(656), respectively.
     The assumed health care cost trend rate and prescription drug cost increases used to determine the net periodic benefit cost for postretirement health care benefits for 2009 both decrease in each successive year until reaching 5.0 percent in 2013 for prescription drug cost increases and in 2014 for health care. The assumed health care and prescription drug cost trend rates have a significant effect on the amounts reported for the postretirement health care benefit obligation. A one-percentage-point change in assumed health care and prescription drug cost trend rates would have had the following effects as of December 31, 2008:

	One-Percentage-Point
	Increase	(Decrease)
Effect on total of service and interest cost components	$186	$(196)
Effect on the postretirement benefit obligation	$3,138	$(3,207)
     The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Medicare Act) introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In accordance with FSP FAS No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” the effects of the federal subsidy resulted in a $21,400 reduction of the accumulated postretirement benefit obligation for benefits attributed to past service, which is being recognized prospectively beginning July 1, 2004. During 2008, this recognition resulted in a $3,156 reduction of the net periodic benefit cost, which consisted of $1,168 amortization of the actuarial experience gain, a $1,979 reduction in interest cost, and a $9 reduction in service cost. During 2007, this recognition resulted in a $3,165 reduction of the net periodic benefit cost, which consisted of $1,244 amortization of the actuarial experience gain, a $1,906 reduction in interest cost and a $15 reduction in service cost. During 2006, this recognition resulted in an $11,309 reduction of the net periodic benefit cost, which consisted of $6,556 amortization of the actuarial experience gain, a $4,254 reduction in interest cost and a $499 reduction in service cost. As of December 31, 2008, the initial effects of the federal subsidy attributable to past service have been fully recognized.
     The Company expects to make retiree health care benefit cash payments and to receive Medicare Part D prescription cash reimbursements as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

		Medicare
	Retiree Health	Prescription	Expected Cash
	Care Benefits	Reimbursement	Payments - Net
2009	$20,363	$(3,443)	$16,920
2010	22,127	(3,598)	18,529
2011	23,598	(3,743)	19,855
2012	24,513	(3,899)	20,614
2013	25,093	(4,050)	21,043
2014 through 2018	124,773	(15,759)	109,014

Total expected benefit cash payments	$240,467	$(34,492)	$205,975

NOTE 7 – DEBT
Long-term debt

	Due Date	2008	2007	2006
7.375% Debentures	2027	$137,047	$137,044	$137,041
7.45% Debentures	2097	146,967	146,960	146,954
1.0% to 13.5% Promissory Notes	Through 2015	19,713	9,450	7,881

		$303,727	$293,454	$291,876

     Maturities of long-term debt are as follows for the next five years: $13,570 in 2009; $8,904 in 2010; $8,537 in 2011; $401 in 2012 and $402 in 2013. Interest expense on long-term debt was $31,973, $39,272, and $40,552 for 2008, 2007 and 2006, respectively.
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
     On October 6, 1997, the Company issued $50,000 of debt securities consisting of 5.5% notes, due October 15, 2027, with provisions that the holders, individually or in the aggregate, may exercise a put option that would require the Company to repay the securities. Prior to 2006, individual debt security holders exercised put options on $46,905 of these debt securities. During 2006, additional put options were exercised on $2,995 of these debt securities. Put options on the remaining balance of $100 of these debt securities were exercised in 2008.
     Effective December 24, 1997, the Company filed a shelf registration with the Securities and Exchange Commission (SEC) covering $150,000 of unsecured debt securities with maturities greater than nine months from the date of issue. Effective September 8, 1998, the Company filed a universal shelf registration statement with the SEC to issue debt securities, common stock and warrants up to $1,500,000. Both shelf registrations expired in December 2008. There were no borrowings outstanding or issuance of common stock or warrants under either registration during all years presented.
     Short-term borrowings. At December 31, 2008, 2007 and 2006, borrowings outstanding under the domestic commercial paper program totaled $83,064, $299,191 and $338,805, respectively, and were included in Short-term borrowings. The weighted-average interest rate related to these borrowings was 2.6%, 5.5% and 5.5% at December 31, 2008, 2007 and 2006, respectively. Borrowings outstanding under various foreign programs at December 31, 2008 of $33,374 with a weighted-average interest rate of 9.5%, December 31, 2007 of $107,891 with a weighted–average interest rate of 8.9% and December 31, 2006 of $30,973 with a weighted-average interest rate of 4.7% were included in Short-term borrowings.
     On April 17, 2006, the Company entered into a three-year credit agreement, which was amended on April 25, 2006 and May 8, 2006. This credit agreement gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $250,000. On May 23, 2006, the Company entered into a five-year credit agreement, which was amended on July 24, 2006. This credit agreement gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $250,000. On April 26, 2007 and on August 28, 2007, which was amended on September 17, 2007 and September 25, 2007, the Company entered into two additional five-year credit agreements. This additional credit gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $500,000. The total credit agreements aggregate $1,000,000. At December 31, 2008, $400,000 of this amount was outstanding, with a weighted-average interest rate of 2.8%. At December 31, 2007, $250,000 of this amount

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
was outstanding, with a weighted average interest rate of 5.0%. At December 31, 2006, there were no borrowings outstanding under any of these credit agreements.
     The Company has a five-year senior unsecured revolving credit agreement. The agreement was amended in 2008 to extend the maturity date from July 20, 2009 to July 20, 2010. A $500,000 letter of credit subfacility amendment to the agreement was reduced to $300,000 in 2008. The Company uses the revolving credit agreement primarily to satisfy its commercial paper program’s dollar for dollar liquidity requirement. The Company’s commercial paper program maximum borrowing capability is $910,000. The maximum borrowing capability will be reduced to $845,000 effective July 20, 2009. There were no borrowings outstanding under the revolving credit agreement during all years presented.
     On February 1, 2006, the Company sold or contributed certain of its accounts receivable to SWC Receivables Funding LLC (SWC), a consolidated wholly-owned subsidiary. SWC entered into an accounts receivable securitization borrowing facility with a third party program agent. Under this program, SWC could borrow up to $500,000 and secure such borrowings by granting a security interest in certain eligible accounts receivable and related security. At December 31, 2007 and 2006, SWC had no borrowings outstanding under this program. On July 11, 2008, SWC terminated the accounts receivable securitization borrowing facility with a third party program agent and SWC was dissolved. There were no outstanding borrowings under the facility at the time it was terminated and no termination penalties were incurred.
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
     The Company initially provides for estimated costs of environmental-related activities relating to its past operations and third-party sites for which commitments or clean-up plans have been developed and when such costs can be reasonably estimated based on industry standards and historical experience. These estimated costs are determined based on currently available facts regarding each site. If the best estimate of costs can only be identified as a range and no specific amount within that range can be determined more likely than any other amount within the range, the minimum of the range is provided. At December 31, 2008, the aggregate unaccrued maximum of the estimated range of possible outcomes is $114,927 higher than the minimum.
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
     Included in Other long-term liabilities at December 31, 2008, 2007, and 2006 were accruals for extended environmental-related activities of $128,179, $133,333 and $133,610, respectively. Estimated costs of current investigation and remediation activities of $52,555, $60,447 and $39,529 were included in Other accruals at December 31, 2008, 2007 and 2006, respectively.
     Five of the Company’s currently and formerly owned manufacturing sites accounted for the majority of the accrual for environmental-related activities and the unaccrued maximum of the estimated range of possible outcomes at December 31, 2008. At December 31, 2008, $135,161, or 74.8 percent of the total accrual, related directly to these five sites. In the aggregate unaccrued maximum of $114,927 at December 31, 2008, $74,944, or 65.2 percent, related to the five manufacturing sites. While environmental investigations and remedial actions are in different stages at these sites,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
additional investigations, remedial actions and monitoring will likely be required at each site.
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
     FIN No. 47, “Accounting for Conditional Asset Retirement Obligations – an Interpretation of FASB Statement No. 143,” requires a liability be recognized for the fair value of a conditional asset retirement obligation if a settlement date and fair value can be reasonably estimated. The Company recognizes a liability for any conditional asset retirement obligation when sufficient information is available to reasonably estimate a settlement date to determine the fair value of such a liability. The Company has identified certain conditional asset retirement obligations at various current and closed manufacturing, distribution and store facilities. These obligations relate primarily to asbestos abatement, hazardous waste Resource Conservation and Recovery Act (RCRA) closures, well abandonment, transformers and used oil disposals and underground storage tank closures. Using investigative, remediation and disposal methods that are currently available to the Company, the estimated costs of these obligations were accrued and are not significant. The recording of additional liabilities for future conditional asset retirement obligations may result in a material impact on net income for the annual or interim period during which the costs are accrued. Management does not believe that any potential liability ultimately attributed to the Company for its conditional asset retirement obligations will have a material adverse effect on the Company’s financial condition, liquidity, or cash flow due to the extended period of time over which sufficient information may become available regarding the closure or modification of any one or group of the Company’s facilities. An estimate of the potential impact on the Company’s operations cannot be made due to the aforementioned uncertainties.
NOTE 9 – LITIGATION
     In the course of its business, the Company is subject to a variety of claims and lawsuits, including litigation relating to product liability and warranty, personal injury, environmental, intellectual property, commercial, contractual and antitrust claims that are inherently subject to many uncertainties regarding the possibility of a loss to the Company. These uncertainties will ultimately be resolved when one or more future events occur or fail to occur confirming the incurrence of a liability or the reduction of a liability. In accordance with FAS No. 5, “Accounting for Contingencies,” the Company accrues for these contingencies by a charge to income when it is both probable that one or more future events will occur confirming the fact of a loss and the amount of the loss can be reasonably estimated. In the event that the Company’s loss contingency is ultimately determined to be significantly higher than currently accrued, the recording of the additional liability may result in a material impact on the Company’s results of operations, liquidity or financial condition for the annual or interim period during which such additional liability is accrued. In those cases where no accrual is recorded because it is not probable that a liability has been incurred and cannot be reasonably estimated, any potential liability ultimately determined to be attributable to the Company may result in a material impact on the Company’s results of operations, liquidity or financial condition for the annual or interim period during which such liability is accrued. In those cases where no accrual is recorded or exposure to loss exists in excess of the amount accrued, FAS No. 5 requires disclosure of the contingency when there is a reasonable possibility that a loss or additional loss may have been incurred if even the possibility may be remote.
     Lead pigment and lead-based paint litigation. The Company’s past operations included the manufacture and sale of lead pigments and lead-based paints. The Company, along with other companies, is a defendant in a number of legal proceedings, including individual personal injury actions, purported class actions and actions brought by various counties, cities, school districts and other government-related entities, arising from the manufacture and sale of lead pigments and lead-based paints. The plaintiffs are

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
seeking recovery based upon various legal theories, including negligence, strict liability, breach of warranty, negligent misrepresentations and omissions, fraudulent misrepresentations and omissions, concert of action, civil conspiracy, violations of unfair trade practice and consumer protection laws, enterprise liability, market share liability, public nuisance, unjust enrichment and other theories. The plaintiffs seek various damages and relief, including personal injury and property damage, costs relating to the detection and abatement of lead-based paint from buildings, costs associated with a public education campaign, medical monitoring costs and others. The Company is also a defendant in legal proceedings arising from the manufacture and sale of non-lead-based paints which seek recovery based upon various legal theories, including the failure to adequately warn of potential exposure to lead during surface preparation when using non-lead-based paint on surfaces previously painted with lead-based paint. The Company believes that the litigation brought to date is without merit or subject to meritorious defenses and is vigorously defending such litigation. The Company expects that additional lead pigment and lead-based paint litigation may be filed against the Company in the future asserting similar or different legal theories and seeking similar or different types of damages and relief.
     Notwithstanding the Company’s views on the merits, litigation is inherently subject to many uncertainties, and the Company ultimately may not prevail. Adverse court rulings, such as the jury verdict against the Company and other defendants in the State of Rhode Island action and the Wisconsin State Supreme Court’s determination that Wisconsin’s risk contribution theory may apply in the lead pigment litigation (both discussed in more detail below), or determinations of liability, among other factors, could affect the lead pigment and lead-based paint litigation against the Company and encourage an increase in the number and nature of future claims and proceedings. (The jury verdict in the State of Rhode Island action was subsequently reversed by the Rhode Island Supreme Court.) In addition, from time to time, various legislation and administrative regulations have been enacted, promulgated or proposed to impose obligations on present and former manufacturers of lead pigments and lead-based paints respecting asserted health concerns associated with such products or to overturn the effect of court decisions in which the Company and other manufacturers have been successful.
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
     Rhode Island lead pigment litigation. The State of Rhode Island initiated an action in October 1999 against the Company and other companies asserting, in part, that lead pigment in paint constitutes a public nuisance under Rhode Island law. The claim for public nuisance was originally tried to a jury in 2002 and the court declared a mistrial as the jury, which was split four to two in favor of the defendants, was unable to reach a unanimous decision. The State of Rhode Island retried the case and on February 22, 2006, the jury returned a verdict, finding that (i) the cumulative presence of lead pigment in paints and coatings on buildings in the State of Rhode Island constitutes a public nuisance, (ii) the Company, along with two other defendants, caused or substantially contributed to the creation of the public nuisance, and (iii) the Company and two other defendants should be ordered to abate the public nuisance. The Company and two other defendants appealed and, on July 1, 2008, the Rhode Island Supreme Court, among other determinations, reversed the judgment of abatement with respect to the Company and two other defendants. The Rhode Island Supreme Court’s decision reversed the public nuisance liability judgment against the Company on the basis that the complaint failed to state a public nuisance claim as a matter of law. This decision concluded the case in favor of the Company and the other defendants.
     Other public nuisance claim litigation. The Company and other companies are or were defendants in other legal proceedings seeking recovery based on public nuisance liability theories including claims brought by the City of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
St. Louis, Missouri, various cities and counties in the State of New Jersey, the County of Santa Clara, California and other public entities in the State of California, the City of Milwaukee, Wisconsin, various cities in the State of Ohio and the State of Ohio.
     The City of St. Louis proceeding was initiated in January 2000 against the Company and other companies asserting claims for strict liability, negligence, fraudulent misrepresentation, negligent misrepresentation, concert of action, conspiracy, public nuisance, restitution and indemnity. Following various pre-trial proceedings, the City alleged a single count of public nuisance. Following further pre-trial proceedings, the trial court granted the defendants’ motion for summary judgment based on the City’s lack of product identification evidence. The City appealed and, on June 12, 2007, the Missouri Supreme Court affirmed summary judgment for the Company and other defendants, concluding the case in favor of the Company and the other defendants.
     A number of cities and counties in New Jersey individually initiated proceedings in the Superior Court of New Jersey in 2001 and 2002 against the Company and other companies asserting claims for fraud, public nuisance, civil conspiracy, unjust enrichment and indemnity. The cases were consolidated and assigned to the Superior Court in Middlesex County. The Superior Court granted the defendants’ motion to dismiss all complaints. Following an appeal by the plaintiffs, the Appellate Division reinstated the public nuisance claims and affirmed the dismissal of all other claims. On June 15, 2007, the New Jersey Supreme Court reversed the Appellate Division’s decision to reinstate the public nuisance claims, concluding the case in favor of the Company and the other defendants.
     A number of cities in Ohio individually initiated proceedings in state court in 2006 and 2007 against the Company and other companies asserting claims for public nuisance, concert of action, unjust enrichment, indemnity and punitive damages. Also in September 2006, the Company initiated proceedings in the United States District Court, Southern District of Ohio, against those Ohio cities, John Doe cities and public officials seeking declaratory and injunctive relief to prevent the violation of the Company’s federal constitutional rights in relation to such state court proceedings. All of these Ohio cities’ actions have been voluntarily dismissed by the plaintiff cities. Accordingly, on August 28, 2008, the Court granted, with prejudice, the Company’s motion to dismiss the remaining proceedings in the United States District Court, Southern District of Ohio.
     In April 2007, the State of Ohio filed an action against the Company and other companies asserting a claim for public nuisance. The State of Ohio sought compensatory and punitive damages. On February 6, 2009, the State of Ohio voluntarily dismissed this action.
     The Santa Clara County, California proceeding was initiated in March 2000. The named plaintiffs are the County of Santa Clara, County of Santa Cruz, County of Solano, County of Alameda, County of Kern, City and County of San Francisco, San Francisco Housing Authority, San Francisco Unified School District, City of Oakland, Oakland Housing Authority, Oakland Redevelopment Agency and the Oakland Unified School District. The proceeding purports to be a class action on behalf of all public entities in the State of California except the State and its agencies. The plaintiffs’ second amended complaint asserted claims for fraud and concealment, strict product liability/failure to warn, strict product liability/design defect, negligence, negligent breach of a special duty, public nuisance, private nuisance and violations of California’s Business and Professions Code, and the third amended complaint alleges similar claims including a claim for public nuisance. Various asserted claims were resolved in favor of the defendants through pre-trial demurrers and motions to strike. In October 2003, the trial court granted the defendants’ motion for summary judgment against the remaining counts on statute of limitation grounds. The plaintiffs appealed the trial court’s decision and, on March 3, 2006, the Court of Appeal, Sixth Appellate District, reversed in part the demurrers and summary judgment entered in favor of the Company and the other defendants. The Court of Appeal reversed the dismissal of the public nuisance claim for abatement brought by the cities of Santa Clara and Oakland and the City and County of San Francisco, and reversed summary judgment on all of the plaintiffs’ fraud claim to the extent that the plaintiffs alleged that the defendants had made fraudulent statements or omissions minimizing the risks of low-level exposure to lead. The Court of Appeal further vacated the summary judgment holding that the statute of limitations barred the plaintiffs’ strict liability and negligence claims, and held that those claims had not yet accrued because physical injury to the plaintiffs’ property had not been alleged. The Court of Appeal affirmed the dismissal of the public nuisance claim for damages to the plaintiffs’ properties, most aspects of the fraud claim, the trespass claim and the unfair business practice claim. The plaintiffs have filed a motion for leave to file a fourth amended complaint. On April 4, 2007, the trial court entered an order granting the defendants’ motion to bar payment of contingent fees to private attorneys. The plaintiffs appealed the trial court’s order and, on April 8, 2008, the California Court of Appeal reversed the trial court’s order. The defendants filed a petition for review with the California Supreme Court and the Supreme Court has decided to review the Court of Appeal’s decision. Proceedings in the trial court are stayed pending the appeal.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     The City of Milwaukee proceeding was initiated in April 2001 against Mautz Paint Co. and NL Industries, Inc. On November 7, 2001, the Company acquired certain assets of Mautz Paint Co. and agreed (under terms and conditions set forth in the purchase agreement) to defend and indemnify Mautz Paint Co. for its liability, if any, to the City of Milwaukee in this action. The City’s complaint included claims for continuing public nuisance, restitution, conspiracy, negligence, strict liability, failure to warn and violation of Wisconsin’s trade practices statute. Following various pre-trial proceedings during which several of the City’s claims were dismissed by the court or voluntarily dismissed by the City, on August 13, 2003, the trial court granted defendants’ motion for summary judgment on the remaining claims. The City appealed and, on November 9, 2004, the Wisconsin Court of Appeals reversed the trial court’s decision and remanded the claims for public nuisance, conspiracy and restitution to the trial court. On February 13, 2007, the trial court entered an order severing and staying the claims against Mautz Paint Co. The action against NL Industries proceeded to trial, and the jury found that the presence of lead paint in Milwaukee is a public nuisance, but that NL Industries was not at fault for the public nuisance. The City of Milwaukee appealed the jury verdict finding that NL Industries did not intentionally cause a public nuisance and the Wisconsin Court of Appeals affirmed the trial court’s final judgment. The City of Milwaukee has filed a petition for review with the Wisconsin Supreme Court.
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
     The plaintiff in Thomas v. Lead Industries Association, et al., initiated an action against the Company, other alleged former lead pigment manufacturers and the Lead Industries Association in September 1999. The claims against the Company and the other defendants include strict liability, negligence, negligent misrepresentation and omissions, fraudulent misrepresentation and omissions, concert of action, civil conspiracy and enterprise liability. Implicit within these claims is the theory of “risk contribution” liability (Wisconsin’s theory which is similar to market share liability) due to the plaintiff’s inability to identify the manufacturer of any product that allegedly injured the plaintiff. Following various pre-trial proceedings during which certain of the plaintiff’s claims were dismissed by the court, on March 10, 2003, the trial court granted the defendants’ motion for summary judgment, dismissing the case with prejudice and awarding costs to each defendant. The plaintiff appealed and, on June 14, 2004, the Wisconsin Court of Appeals affirmed the trial court’s decision. On July 15, 2005, the Wisconsin Supreme Court reversed in part the trial court’s decision and decided, assuming all of plaintiff’s facts in the summary judgment record to be true, that the risk contribution theory could then apply to excuse the plaintiff’s lack of evidence identifying any of the Company’s or the other defendant’s products as the cause of the alleged injury. The case was remanded to the trial court for further proceedings and a trial commenced on October 1, 2007. On November 5, 2007, the jury returned a defense verdict, finding that the plaintiff had ingested white lead carbonate, but was not brain damaged or injured as a result. The plaintiff filed post-trial motions for a new trial which were denied by the trial court. On March 4, 2008, final judgment was entered in favor of the Company and other defendants. The plaintiff has filed an appeal of the final judgment.
     Wisconsin is the first jurisdiction to apply a theory of liability with respect to alleged personal injury (i.e.: risk contribution/market share liability) which does not require the plaintiff to identify the manufacturer of the product that allegedly injured the plaintiff in the lead pigment and lead-based paint litigation.
     Insurance coverage litigation. On March 3, 2006, the Company filed a lawsuit in the Common Pleas Court, Cuyahoga County, Ohio against its liability insurers, including certain Underwriters at Lloyd’s of London. The lawsuit seeks, among other things, (i) a declaration from the court that costs associated with the abatement of lead pigment in the State of Rhode Island, or any other jurisdiction, are covered under certain insurance policies issued to the Company and (ii) monetary damages for breach of contract and bad faith against the Lloyd’s Underwriters for unjustified denial of coverage for the cost of complying with any final judgment requiring the Company to abate any alleged nuisance caused by the presence of lead pigment paint in buildings. This lawsuit was filed in response to a lawsuit filed by the Lloyd’s Underwriters against the Company, two other defendants in the Rhode Island litigation and various insurance companies on February 23, 2006. The Lloyd’s Underwriters’ lawsuit asks a New York state court to determine that there is no indemnity insurance coverage

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
for such abatement related costs, or, in the alternative, if such indemnity coverage is found to exist, the proper allocation of liability among the Lloyd’s Underwriters, the defendants and the defendants’ other insurance companies. An ultimate loss in the insurance coverage litigation would mean that insurance proceeds could be unavailable under the policies at issue to mitigate any ultimate abatement related costs and liabilities. The Ohio state court action has been stayed and the New York state court action has been dismissed.
NOTE 10 – CAPITAL STOCK
     At December 31, 2008, there were 300,000,000 shares of common stock and 30,000,000 shares of serial preferred stock authorized for issuance. Of the authorized serial preferred stock, 3,000,000 shares are designated as cumulative redeemable serial preferred and 1,000,000 shares are designated as convertible serial preferred stock (see Note 11). An aggregate of 14,884,028, 16,477,802 and 19,125,460 shares of common stock at December 31, 2008, 2007 and 2006, respectively, were reserved for future grants of restricted stock and the exercise and future grants of option rights (see Note 12). Common shares outstanding shown in the following table included 475,628 shares of common stock held in a revocable trust at December 31, 2008, 2007 and 2006, respectively. The revocable trust is used to accumulate assets for the purpose of funding the ultimate obligation of certain non-qualified benefit plans. Transactions between the Company and the trust are accounted for in accordance with EITF No. 97-14, “Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested,” which requires the assets held by the trust be consolidated with the Company’s accounts.

	Common Shares	Common Shares
	in Treasury	Outstanding
Balance at January 1, 2006	83,795,302	135,139,381
Shares tendered as payment for option rights exercised	23,832	(23,832)
Shares issued for exercise of option rights		3,691,704
Shares tendered in connection with grants of restricted stock	441	(441)
Net shares issued for grants of restricted stock		358,475
Treasury stock purchased	5,600,000	(5,600,000)

Balance at December 31, 2006	89,419,575	133,565,287
Shares tendered as payment for option rights exercised	18,593	(18,593)
Shares issued for exercise of option rights		2,345,069
Shares tendered in connection with grants of restricted stock	125,022	(125,022)
Net shares issued for grants of restricted stock		247,500
Treasury stock purchased	13,200,000	(13,200,000)

Balance at December 31, 2007	102,763,190	122,814,241
Shares tendered as payment for option rights exercised	4,706	(4,706)
Shares issued for exercise of option rights		1,275,151
Shares tendered in connection with grants of restricted stock	93,569	(93,569)
Net shares issued for grants of restricted stock		294,000
Treasury stock purchased	7,250,000	(7,250,000)

Balance at December 31, 2008	110,111,465	117,035,117

NOTE 11 – STOCK PURCHASE PLAN AND PREFERRED STOCK
     As of December 31, 2008, 24,745 employees contributed to the Company’s ESOP, a voluntary defined contribution plan available to all eligible salaried employees. Participants are allowed to contribute, on a pretax basis only, up to the lesser of 20 percent of their annual compensation or the maximum dollar amount allowed under the Internal Revenue Code. Such participant contributions may be invested in a variety of mutual funds or a Company common stock fund and may be exchanged between investments as directed by the participant. The Company matches current contributions up to 6 percent of annual compensation. Effective January 1, 2007, the ESOP was amended to permit participants to diversify both future and a portion of prior Company matching contributions previously allocated to the Company common stock fund into a variety of mutual funds.
     The Company made contributions to the ESOP on behalf of participating employees, representing amounts authorized by employees to be withheld from their earnings on a pre-tax basis, of $72,812, $71,691 and $66,032 in 2008, 2007 and 2006, respectively. The Company’s matching contributions to the ESOP charged to operations were $54,001, $52,683 and $48,123 for 2008, 2007 and 2006, respectively.
     At December 31, 2008, there were 17,991,799 shares of the Company’s common stock being held by the ESOP, representing 15.4 percent of the total number of voting shares outstanding. Shares of Company common stock credited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
to each member’s account under the ESOP are voted by the trustee under instructions from each individual plan member. Shares for which no instructions are received, along with any unallocated shares held in the ESOP, are voted by the trustee in the same proportion as those for which instructions are received.
     On August 1, 2006, the Company issued 500,000 shares of convertible serial preferred stock, no par value (Series 2 Preferred stock) with cumulative quarterly dividends of $11.25 per share, for $500,000 to the ESOP. The ESOP financed the acquisition of the Series 2 Preferred stock by borrowing $500,000 from the Company at the rate of 5.5 percent per annum. This borrowing is payable over ten years in equal quarterly installments. Each share of Series 2 Preferred stock is entitled to one vote upon all matters presented to the Company’s shareholders and generally votes with the common stock together as one class. The Series 2 Preferred stock is held in an unallocated account by the ESOP until the value of compensation expense related to the Company’s contributions is earned at which time contributions are credited to the members’ accounts. The Series 2 Preferred stock is redeemable for cash or convertible into common stock or any combination thereof at the option of the ESOP based on the relative fair value of the Series 2 Preferred and common stock at the time of conversion. At December 31, 2008, 2007 and 2006, there were no allocated or committed-to-be-released shares of Series 2 Preferred stock outstanding. The ESOP redeemed 107,980, 108,482 and 66,785 shares of the Series 2 Preferred stock for cash in 2008, 2007 and 2006, respectively.
     On August 27, 2003, the Company issued 350,000 shares of convertible serial preferred stock (Series 1 Preferred stock) with cumulative quarterly dividends of $10.00 per share for $350,000 to the ESOP. The ESOP financed the acquisition of the Series 1 Preferred stock by borrowing $350,000 from the Company at the rate of 4.5 percent per annum. Each share of Series 1 Preferred stock was entitled to one vote upon all matters presented to the Company’s shareholders and generally voted with the common stock together as one class. The Series 1 Preferred stock was held in an unallocated account by the ESOP until the value of compensation expense related to the Company’s contributions was earned at which time contributions were credited to the members’ accounts. The ESOP redeemed 34,702 shares of the Series 1 Preferred stock for cash in 2006.
NOTE 12 – STOCK-BASED COMPENSATION
     Effective April 19, 2006, the shareholders approved the 2006 Equity and Performance Incentive Plan (Employee Plan), replacing the 2003 Stock Plan and authorizing the Board of Directors, or a committee of the Board of Directors, to issue or transfer up to an aggregate of 10,000,000 shares of common stock, plus any shares relating to awards that expire, are forfeited or cancelled. The Employee Plan permits the granting of option rights, appreciation rights, restricted stock, restricted stock units, performance shares and performance units to eligible employees. At December 31, 2008, no appreciation rights, restricted stock units, performance shares or performance units had been granted under the Employee Plan. No further grants may be made under the 2003 Stock Plan, all rights granted under that plan remain.
     Effective April 19, 2006, the shareholders also approved the 2006 Stock Plan for Nonemployee Directors (Nonemployee Plan), replacing the 1997 Stock Plan and authorizing the Board of Directors, or a committee of the Board of Directors, to issue or transfer up to an aggregate of 200,000 shares of common stock, plus any shares relating to awards that expire, are forfeited or are cancelled. The Nonemployee Plan permits the granting of option rights, appreciation rights, restricted stock and restricted stock units to members of the Board of Directors who are not employees of the Company. At December 31, 2008, no option rights, appreciation rights or restricted stock units had been granted under the Nonemployee Plan. No further grants may be made under the 1997 Stock Plan, all rights granted under that plan remain.
     The cost of the Company’s stock-based compensation is recorded in accordance with FAS No. 123R. The Company follows the “modified prospective” method as described in FAS No. 123R whereby compensation cost is recognized for all share-based payments granted after December 31, 2005 and for all unvested awards granted prior to January 1, 2006. FAS No. 123R requires certain tax benefits associated with these share-based payments to be classified as financing activities in the Statements of Consolidated Cash Flows.
     At December 31, 2008, the Company had total unrecognized stock-based compensation expense of $61,769 that is expected to be recognized over a weighted-average period of 1.66 years. Total stock-based compensation expense, recognized in Selling, general and administrative expenses, aggregated $41,114, $35,355 and $29,489 during 2008, 2007 and 2006, respectively. The Company recognized a total income tax benefit related to stock-based compensation expense of $15,799, $13,651 and $10,162 during 2008, 2007 and 2006, respectively. The impact of total stock-based compensation expense, net of taxes, on net income reduced both Basic and Diluted net income per common share by $.22 and $.21, respectively, during 2008.
     Option rights. The fair value of the Company’s option rights was estimated at the date of grant using a Black-Scholes-Merton option-pricing model with the following weighted-average assumptions for all options granted:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

	2008	2007	2006
Risk-free interest rate	3.01%	4.03%	4.68%
Expected life of option rights	5.24 years	4.67 years	4.55 years
Expected dividend yield of stock	2.41%	1.80%	1.84%
Expected volatility of stock	.321	.279	.259
The risk-free interest rate is based upon the U.S. Treasury yield curve at the time of grant. The expected life of option rights was calculated using a scenario analysis model. Historical data was used to aggregate the holding period from actual exercises, post-vesting cancellations and hypothetical assumed exercises on all outstanding option rights. The expected dividend yield of stock is the Company’s best estimate of the expected future dividend yield. Expected volatility of stock was calculated using historical and implied volatilities. The Company applied an estimated forfeiture rate of 3.16 percent to the 2008 grants. This rate was calculated based upon historical activity and is an estimate of granted shares not expected to vest. If actual forfeitures differ from the expected rate, the Company may be required to make additional adjustments to compensation expense in future periods.
     Grants of option rights for non-qualified and incentive stock options have been awarded to certain officers, key employees and nonemployee directors under the Employee Plan, the 2003 Stock Plan, and the 1997 Plan. The option rights generally become exercisable to the extent of one-third of the optioned shares for each full year following the date of grant and generally expire ten years after the date of grant. Unrecognized compensation expense with respect to option rights granted to eligible employees amounted to $35,598 at December 31, 2008. The unrecognized compensation expense is being amortized on a straight-line basis over the three-year vesting period and is expected to be recognized over a weighted average period of 1.86 years.
     The total intrinsic value of exercised option rights for employees was $34,676, $85,158 and $96,091, and for nonemployee directors was $497, $252 and $1,900 during 2008, 2007 and 2006, respectively. The outstanding option rights for nonemployee directors were 65,667, 81,667 and 88,167 for 2008, 2007 and 2006, respectively. The Company issues new shares upon exercise of option rights or granting of restricted stock.
     A summary of the Company’s non-qualified and incentive stock option right activity for employees and nonemployee directors, and related information for the years ended December 31, 2008, 2007 and 2006 is shown in the following table:

	2008			2007			2006
		Weighted-			Weighted-			Weighted-
		Average			Average			Average
		Exercise	Aggregate		Exercise	Aggregate		Exercise	Aggregate
	Optioned	Price	Intrinsic	Optioned	Price	Intrinsic	Optioned	Price	Intrinsic
	Shares	Per Share	Value	Shares	Per Share	Value	Shares	Per Share	Value
Outstanding beginning of year	9,806,292	$42.95		10,716,711	$37.30		12,608,942	$31.09
Granted	1,809,095	53.96		1,543,594	63.74		1,869,186	58.47
Exercised	(1,275,151)	29.39		(2,345,069)	30.34		(3,691,704)	26.72
Forfeited	(50,362)	60.60		(106,024)	52.10		(68,496)	41.30
Expired	(18,975)	48.81		(2,920)	44.10		(1,217)	40.24

Outstanding end of year	10,270,899	$46.48	$139,494	9,806,292	$42.95	$158,586	10,716,711	$37.30	$285,742

Exercisable at end of year	6,864,498	$40.93	$129,096	6,431,305	$34.98	$148,643	6,908,633	$29.96	$234,859
Weighted-average per share fair value of option rights granted during year	$13.91			$16.28			$14.58
Shares reserved for future grants	4,613,129			6,671,510			8,408,749
     Restricted stock. Grants of restricted stock, which generally require four years of continuous employment from the date of grant before vesting and receiving the stock without restriction, have been awarded to certain officers and key employees under the Employee Plan and the 2003 Stock Plan. The shares of stock to be received without restriction under these plans are based on the Company’s achievement of specified financial goals relating to average return on average equity and earnings before interest, taxes, depreciation and amortization. Unrecognized compensation expense with respect to grants of restricted stock to eligible employees amounted to $25,269 at December 31, 2008 and is being

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
amortized on a straight-line basis over the four-year vesting period and is expected to be recognized over a weighted average period of 1.72 years.
     Grants of restricted stock have been awarded to nonemployee directors under the Nonemployee Plan and the 1997 Plan. These grants generally vest and stock is received without restriction to the extent of one-third of the granted stock for each year following the date of grant. Unrecognized compensation expense with respect to grants of restricted stock to nonemployee directors amounted to $902 at December 31, 2008 and is being amortized on a straight-line basis over the three-year vesting period and is expected to be recognized over a weighted average period of 1.53 years.
     A summary of grants of restricted stock to certain officers, key employees and nonemployee directors during 2008, 2007 and 2006 is as follows:

	2008	2007	2006
Restricted stock granted	295,500	258,905	362,475

Weighted-average per share fair value of restricted stock granted during the year	$53.82	$70.28	$48.86
     A summary of the Company’s restricted stock activity for the years ended December 31, 2008, 2007 and 2006 is shown in the following table:

	2008	2007	2006
Outstanding beginning of year	1,142,600	1,232,100	885,625
Granted	295,500	258,905	362,475
Vested	(269,700)	(337,000)	(12,000)
Forfeited	(1,500)	(11,405)	(4,000)

Outstanding end of year	1,166,900	1,142,600	1,232,100

NOTE 13 – OTHER
     Other general expense – net. Included in Other general expense – net were the following:

	2008	2007	2006
Provisions for environmental matters — net	$6,947	$28,391	$23,341
Loss (gain) on disposition of assets	6,440	(10,422)	(503)
Net expense (income) of exit or disposal activities	5,932	(439)	608

Total	$19,319	$17,530	$23,446

     Provisions for environmental matters–net represent initial provisions for site-specific estimated costs of environmental investigation or remediation and increases or decreases to environmental-related accruals as information becomes available upon which more accurate costs can be reasonably estimated and as additional accounting guidelines are issued. Environmental-related accruals are not recorded net of insurance proceeds in accordance with FIN No. 39, “Offsetting of Amounts Related to Certain Contracts – an Interpretation of APB Opinion No. 10 and FASB Statement No. 105.” See Note 8 for further details on the Company’s environmental-related activities.
     The loss (gain) on disposition of assets represents net realized gains or losses associated with the disposal of property, plant and equipment and intangible assets previously used in the conduct of the primary business of the Company.
     The net expense (income) of exit or disposal activities represents initial impairments of carrying value and additional impairments for subsequent reductions in estimated fair value of property, plant and equipment held for disposal and changes to accrued qualified exit costs as information becomes available upon which more accurate amounts can be reasonably estimated. See Note 5 for further details on the Company’s exit or disposal activities.
     Other expense (income) – net. Included in Other expense (income) — net were the following:

	2008	2007	2006
Dividend and royalty income	$(4,303)	$(4,095)	$(3,718)
Net expense from financing and investing activities	3,570	5,976	3,162
Foreign currency related transaction losses (gains)	10,587	(243)	2,870
Other income	(9,369)	(7,757)	(4,547)
Other expense	4,583	3,798	3,637

Total	$5,068	$(2,321)	$1,404

     The Net expense from financing and investing activities includes financing and bank service fees and a net gain of $2,590 relating to the sale of certain marketable securities held by the Rabbi Trust.
     Foreign currency related transaction losses (gains) represent realized gains and losses on U.S. dollar-denominated liabilities of foreign subsidiaries and realized and unrealized gains and losses from foreign currency option and forward contracts. The Company had foreign currency option and forward contracts outstanding at December 31, 2008, 2007, and 2006. All of the outstanding contracts had maturity dates of less than twelve months and were undesignated hedges with changes in fair value being recognized in earnings in accordance with FAS No. 133. These derivative instrument values were included in either Other current assets or Other accruals and were insignificant at December 31, 2008, 2007 and 2006.
     Other income and Other expense included items of revenue, gains, expenses and losses that were unrelated to the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
primary business purpose of the Company. Each individual item within the Other income or Other expense caption was immaterial; no single category of items exceeded $1,000.
NOTE 14 – INCOME TAXES
     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using the enacted tax rates and laws that are currently in effect. Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2008, 2007 and 2006 were as follows:

	2008	2007	2006
Deferred tax assets:
Exit costs, environmental and other similar items	$76,237	$77,725	$56,914
Deferred employee benefit items	61,340
Other items (each less than 5 percent of total assets)	106,341	122,938	161,447

Total deferred tax assets	$243,918	$200,663	$218,361

Deferred tax liabilities:
Depreciation and amortization	$144,715	$111,311	$98,445
Deferred employee benefit items		16,227	171

Total deferred tax liabilities	$144,715	$127,538	$98,616

     Netted against the Company’s other deferred tax assets were valuation reserves of $6,611, $3,728 and $739 at December 31, 2008, 2007 and 2006, respectively, resulting from the uncertainty as to the realization of the tax benefits from certain foreign net operating losses and certain other foreign assets.
     Significant components of the provisions for income taxes were as follows:

	2008	2007	2006
Current:
Federal	$142,985	$213,767	$208,835
Foreign	34,367	28,388	22,684
State and local	28,078	27,485	38,087

Total current	205,430	269,640	269,606
Deferred:
Federal	27,472	19,511	(8,129)
Foreign	(666)	3,602	(2,705)
State and local	5,363	4,612	(518)

Total deferred	32,169	27,725	(11,352)

Total provisions for income taxes	$237,599	$297,365	$258,254

     The provisions for income taxes included estimated taxes payable on that portion of retained earnings of foreign subsidiaries expected to be received by the Company. The effect of the repatriation provisions of the American Jobs Creation Act of 2004 and the provisions of APBO No. 23, “Accounting for Income Taxes – Special Areas,” was $(1,337) in 2008, $1,925 in 2007 and $1,834 in 2006. A provision was not made with respect to $14,845 of retained earnings at December 31, 2008 that have been invested by foreign subsidiaries. It was not practicable to estimate the amount of unrecognized deferred tax liability for undistributed foreign earnings.
     Significant components of income before income taxes as used for income tax purposes, were as follows:

	2008	2007	2006
Domestic	$602,934	$802,211	$736,875
Foreign	111,541	110,732	97,437

	$714,475	$912,943	$834,312

     A reconciliation of the statutory federal income tax rate to the effective tax rate follows:

	2008	2007	2006
Statutory federal income tax rate	35.0%	35.0%	35.0%
Effect of:
State and local income taxes	3.0	2.3	2.9
Investment vehicles	(1.9)	(1.1)	(2.8)
ESOP dividends	(1.8)	(1.6)	(2.6)
Other — net	(1.0)	(2.0)	(1.5)

Effective tax rate	33.3%	32.6%	31.0%

     The 2008 state and local income tax component of the effective tax rate increased compared to 2007 primarily due to the impact of prior audit settlements and the effects of current state law changes. The increase in the tax deduction related to investment vehicles was the result of an increase in the impact of investments in tax favorable vehicles in 2008 compared to 2007.
     The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. The Internal Revenue Service (IRS) commenced an examination of the Company’s U.S. income tax returns for the 2006 and 2007 tax years in the fourth quarter of 2008. Fieldwork is anticipated to be completed prior to December 31, 2009. At this time, the Company cannot determine if an additional payment may be due. The IRS substantially completed the audit of the 2004 and 2005 tax years. The Company has paid $1,298 to date related to the audit. The 2004 and 2005 audit remains open as it relates to the Company’s ESOP. As of December 31, 2008, the Company is subject to non-U.S. income tax examinations for the tax years of 2001 through 2008. In addition, the Company is subject to state and local income tax examinations for the tax years 1992 through 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     Effective January 1, 2007, the Company adopted FIN No. 48, “Accounting for Uncertainty in Income Taxes.” In accordance with FIN No. 48, the Company recognized a cumulative-effect adjustment of $3.4 million, increasing its liability for unrecognized tax benefits, interest and penalties and reducing the January 1, 2007 balance of Retained Earnings. A reconciliation of the beginning and ending amount of unrecognized tax benefits in 2008 and 2007 is as follows:

	2008	2007
Balance at beginning of year	$39,378	$37,807
Additions based on tax positions related to the current year	3,709	5,570
Additions for tax positions of prior years	4,212	4,070
Reductions for tax positions of prior years	(3,863)	(4,998)
Settlements	(3,212)	(1,915)
Lapses of Statutes of Limitations	(2,173)	(1,156)

Balance at end of year	$38,051	$39,378

     Included in the balance of unrecognized tax benefits at December 31, 2008 and 2007, is $32,420 and $34,235 in unrecognized tax benefits, the recognition of which would have an affect on the effective tax rate. This amount differs from the gross unrecognized tax benefits presented in the table due to the decrease in U.S. federal income taxes, which would occur upon recognition of the state tax benefits included therein. Included in the balance of unrecognized tax benefits at December 31, 2008 is $7,486 related to tax positions for which it is reasonably possible that the total amounts could significantly change during the next twelve months. This amount represents a decrease in unrecognized tax benefits comprised primarily of items related to a payment related to a federal audit of a partnership investment, assessed state income tax audits, state settlement negotiations currently in progress and expiring statutes in foreign jurisdictions.
     The Company classifies all income tax related interest and penalties as income tax expense. During the tax year ended December 31, 2008, the Company recognized a net release of $215 in income tax interest and penalties and during the tax year ended December 31, 2007 the Company recognized a net increase of $1,095 in income tax interest and penalties. As of December 31, 2008 and 2007, the Company has accrued $15,563 and $15,812 for the potential payment of interest and penalties.
NOTE 15 – NET INCOME PER COMMON SHARE

	2008	2007	2006
Basic
Average common shares outstanding	116,835,433	127,222,007	133,579,145

Net income	$476,876	$615,578	$576,058

Net income per common share	$4.08	$4.84	$4.31

Diluted
Average common shares outstanding	116,835,433	127,222,007	133,579,145
Non-vested restricted stock grants	1,165,250	1,152,162	1,168,564
Stock options and other contingently issuable shares	1,342,546	2,550,521	2,594,399

Average common shares assuming dilution	119,343,229	130,924,690	137,342,108

Net income	$476,876	$615,578	$576,058

Net income per common share	$4.00	$4.70	$4.19

NOTE 16 – SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

	2008
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$1,781,682	$2,229,545	$2,268,658	$1,699,842	$7,979,727
Gross profit	780,508	972,903	960,489	784,900	3,498,800
Net income	77,946	171,683	177,081	50,166	476,876
Net income per common share — basic	0.65	1.48	1.53	0.43	4.08
Net income per common share — diluted	0.64	1.45	1.50	0.42	4.00
     Net income in the fourth quarter was increased by $18,673 ($.16 per share) due primarily to fourth quarter physical inventory adjustments and reductions in compensation and benefit expenses. Gross profit was increased by $13,112 primarily as a result of physical inventory adjustments of $12,560. Selling, general and administrative expenses decreased $17,202 related to year-to-date reductions in certain compensation and benefit costs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

	2007
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$1,756,178	$2,198,188	$2,197,042	$1,853,884	$8,005,292
Gross profit	791,367	986,570	988,388	832,002	3,598,327
Net income	111,802	202,607	200,349	100,820	615,578
Net income per common share — basic	.85	1.56	1.59	.82	4.84
Net income per common share — diluted	.83	1.52	1.55	.80	4.70
     Net income in the fourth quarter of 2007 was increased by $12,025 ($.09 per share) due primarily to physical inventory adjustments. Gross profit was increased by $12,396 primarily as a result of physical inventory adjustments of $14,492. Selling, general and administrative expenses decreased $7,383 primarily due to incentive compensation and benefit expense adjustments.
NOTE 17 – OPERATING LEASES
     The Company leases certain stores, warehouses, manufacturing facilities, office space and equipment. Renewal options are available on the majority of leases and, under certain conditions, options exist to purchase certain properties. Rental expense for operating leases, recognized on a straight-line basis over the lease term in accordance with FASB Technical Bulletin No. 85-3, “Accounting for Operating Leases with Scheduled Rent Increases,” was $271,373, $245,345 and $217,567 for 2008, 2007 and 2006, respectively. Certain store leases require the payment of contingent rentals based on sales in excess of specified minimums. Contingent rentals included in rent expense were $32,835, $30,704 and $27,470 in 2008, 2007 and 2006, respectively. Rental income, as lessor, from real estate leasing activities and sublease rental income for all years presented was not significant.
     Following is a schedule, by year and in the aggregate, of future minimum lease payments under noncancellable operating leases having initial or remaining terms in excess of one year at December 31, 2008:

2009	$217,962
2010	189,932
2011	155,509
2012	122,510
2013	90,227
Later years	194,189

Total minimum lease payments	$970,329

NOTE 18 – REPORTABLE SEGMENT INFORMATION
     The Company reports its segment information in the same way that management internally organizes its business for assessing performance and making decisions regarding allocation of resources in accordance with FAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” The Company has three reportable operating segments: Paint Stores Group, Consumer Group and Global Finishes Group (collectively, the “Reportable Operating Segments”). Factors considered in determining the three reportable segments of the Company include the nature of business activities, existence of managers responsible for the operating and administrative activities and information presented to the Board of Directors. The Company reports all other business activities and immaterial operating segments that are not reportable in the Administrative segment. See pages 5 to 7 of this report for more information about the Reportable Operating Segments.
     The Company’s chief operating decision maker (CODM) has been identified as the Chief Executive Officer because he has final authority over performance assessment and resource allocation decisions. Because of the diverse operations of the Company, the CODM regularly receives discrete financial information about each reportable operating segment as well as a significant amount of additional financial information about certain divisions, business units or subsidiaries of the Company. The CODM uses all such financial information for performance assessment and resource allocation decisions. The CODM evaluates the performance of and allocates resources to the Reportable Operating Segments based on profit or loss before income taxes and cash generated from operations. The accounting policies of the Reportable Operating Segments are the same as those described in Note 1 of this report.
     The Paint Stores Group consisted of 3,346 company-operated specialty paint stores in the United States, Canada, Puerto Rico, Virgin Islands, Trinidad and Tobago, and Jamaica at December 31, 2008. Each store in this segment is engaged in the related business activity of selling paint, coatings and related products to end-use customers. The Paint Stores Group markets and sells Sherwin-Williams® branded architectural paint and coatings, industrial and marine products, OEM product finishes and related items. These products are produced by manufacturing facilities in the Consumer and Global Finishes Groups. In addition, each store sells selected purchased associated products. During 2008, this segment opened 21 net new stores, consisting of 100 new stores opened (92 in the United States, 7 in Canada and 1 in Trinidad and Tobago) and 79 stores closed (78 in the United States and 1 in Puerto Rico). In 2007, this segment acquired 172 stores and opened 107 net new stores (81 in the United States). In 2006, there were 117 net new stores opened (113 in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
the United States). The loss of any single customer would not have a material adverse effect on the business of this segment. A map on page 10 of this report shows the number of paint stores and their geographic location.
     The Consumer Group develops, manufactures and distributes a variety of paint, coatings and related products to third-party customers primarily in the United States and Canada and the Paint Stores Group. Approximately 56 percent of the total sales of the Consumer Group in 2008, including inter-segment transfers, represented products sold through the Paint Stores Group. Sales and marketing of certain controlled brand and private labeled products is performed by a direct sales staff. The products distributed through third-party customers are intended for resale to the ultimate end-user of the product. The Consumer Group had sales to certain customers that, individually, may be a significant portion of the sales of the segment. However, the loss of any single customer would not have a material adverse effect on the overall profitability of the segment. This segment incurred most of the Company’s capital expenditures related to ongoing environmental compliance measures.
     The Global Finishes Group develops, licenses, manufactures, distributes and sells a variety of architectural paint and coatings, industrial and marine products, automotive finishes and refinish products, OEM coatings and related products in North and South America, Europe and Asia. The 2008 acquisitions of Inchem (Asia), Becker (United States) and Euronavy (Portugal) are included in this segment. This segment meets the demands of its customers for a consistent worldwide product development, manufacturing and distribution presence and approach to doing business. This segment licenses certain technology and trade names worldwide. Sherwin-Williams® and other controlled brand products are distributed through the Paint Stores Group and this segment’s network of 541 company-operated branches and by a direct sales staff and outside sales representatives to retailers, dealers, jobbers, licensees and other third party distributors. During 2008, this segment added 22 net new branches consisting of 17 net new branches in South America, 3 in the United States and 2 in India. At December 31, 2008, the Global Finishes Group consisted of operations in the United States, subsidiaries in 11 foreign countries, 4 foreign joint ventures and income from licensing agreements in 14 foreign countries. A map on page 10 of this report shows the number of branches and their geographic locations.
     The Administrative segment includes the administrative expenses of the Company’s corporate headquarters site. Also included in the Administrative segment was interest expense, interest and investment income, certain expenses related to closed facilities and environmental-related matters, and other expenses which were not directly associated with the Reportable Operating Segments. The Administrative segment did not include any significant foreign operations. Also included in the Administrative segment was a real estate management unit that is responsible for the ownership, management and leasing of non-retail properties held primarily for use by the Company, including the Company’s headquarters site, and disposal of idle facilities. Sales of this segment represented external leasing revenue of excess headquarters space or leasing of facilities no longer used by the Company in its primary businesses. Gains and losses from the sale of property were not a significant operating factor in determining the performance of the Administrative segment.
     Net external sales of all consolidated foreign subsidiaries were $1,119,337, $964,871 and $831,276 for 2008, 2007 and 2006, respectively. Segment profit of all consolidated foreign subsidiaries was $73,569, $77,656 and $64,362 for 2008, 2007 and 2006, respectively. Domestic operations accounted for the remaining net external sales and segment profits. Long-lived assets consisted of Property, plant and equipment, Goodwill, Intangible assets, Deferred pension assets and Other assets. The aggregate total of long-lived assets for the Company was $2,506,555, $2,785,760 and $2,544,806 at December 31, 2008, 2007 and 2006, respectively. Long-lived assets of consolidated foreign subsidiaries totaled $207,740, $233,120 and $160,245 at December 31, 2008, 2007 and 2006, respectively. Total Assets of the Company were $4,415,760, $4,855,340 and $4,995,087 at December 31, 2008, 2007 and 2006, respectively. Total assets of consolidated foreign subsidiaries were $666,881, $722,847 and $502,415, which represented 15.1 percent, 14.9 percent and 10.1 percent of the Company’s total assets at December 31, 2008, 2007 and 2006, respectively. No single geographic area outside the United States was significant relative to consolidated net sales or operating profits. Export sales and sales to any individual customer were each less than 10 percent of consolidated sales to unaffiliated customers during all years presented.
     In the reportable segment financial information that follows, Segment profit was total net sales and intersegment transfers less operating costs and expenses. Identifiable assets were those directly identified with each reportable segment. The Administrative segment assets consisted primarily of cash and cash equivalents, investments, deferred pension assets, and headquarters property, plant and equipment. The margin for each reportable operating segment was based upon total net sales and intersegment transfers. Domestic intersegment transfers were accounted for at the approximate fully absorbed manufactured cost, based on normal capacity volumes, plus customary distribution costs. International inter-segment transfers were accounted for at values comparable to normal unaffiliated customer sales.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

	2008
	Paint Stores	Consumer		Global Finishes		Consolidated
	Group	Group		Group	Administrative	Totals
Net external sales	$4,835	$1,272		$1,866	$7	$7,980
Intersegment transfers		1,652		143	(1,795)

Total net sales and intersegment transfers	$4,835	$2,924		$2,009	$(1,788)	$7,980

Segment profit	$648	$140		$152		$940
Interest expense					$(66)	(66)
Administrative expenses and other					(160)	(160)

Income before income taxes	$648	$140	*	$152	$(226)	$714

Reportable operating segment margins	13.4%	4.8%		7.6%
Identifiable assets	$1,371	$1,573		$937	$535	$4,416
Capital expenditures	57	28		25	7	117
Depreciation	50	44		31	18	143

	2007
	Paint Stores	Consumer		Global Finishes		Consolidated
	Group	Group		Group	Administrative	Totals
Net external sales	$4,955	$1,312		$1,731	$7	$8,005
Intersegment transfers		1,660		141	(1,801)

Total net sales and intersegment transfers	$4,955	$2,972		$1,872	$(1,794)	$8,005

Segment profit	$766	$224		$161		$1,151
Interest expense					$(72)	(72)
Administrative expenses and other					(166)	(166)

Income before income taxes	$766	$224	*	$161	$(238)	$913

Reportable operating segment margins	15.5%	7.5%		8.6%
Identifiable assets	$1,465	$1,639		$954	$797	$4,855
Capital expenditures	58	50		38	20	166
Depreciation	51	42		28	18	139

	2006
	Paint Stores	Consumer		Global Finishes		Consolidated
	Group	Group		Group	Administrative	Totals
Net external sales	$4,845	$1,364		$1,593	$8	$7,810
Intersegment transfers		1,670		141	(1,811)

Total net sales and intersegment transfers	$4,845	$3,034		$1,734	$(1,803)	$7,810

Segment profit	$720	$214		$130		$1,064
Interest expense					$(67)	(67)
Administrative expenses and other					(163)	(163)

Income before income taxes	$720	$214	*	$130	$(230)	$834

Reportable operating segment margins	14.9%	7.1%		7.5%
Identifiable assets	$1,293	$1,649		$819	$1,234	$4,995
Capital expenditures	53	95		38	24	210
Depreciation	45	38		25	15	123

*	Segment profit included $26, $26 and $25 of mark-up on intersegment transfers realized as a result of external sales by the Paint Stores Group during 2008, 2007 and 2006, respectively.

Annual Meeting
The annual meeting of shareholders will be held in the Landmark Conference Center, 927 Midland Building, 101 West Prospect Avenue, Cleveland, Ohio on Wednesday, April 15, 2009 at 9:00 a.m., local time.
Independent Registered Public Accounting Firm
Ernst & Young LLP
Cleveland, Ohio
Headquarters
The Sherwin-Williams Company
101 West Prospect Avenue
Cleveland, Ohio 44115-1075
(216) 566-2000
www.sherwin.com
Investor Relations
Robert J. Wells
Senior Vice President - Corporate
Communications and Public Affairs
The Sherwin-Williams Company
101 West Prospect Avenue
Cleveland, Ohio 44115-1075
Form 10-K
The Company’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available without charge. To obtain a copy, contact the Investor Relations Office.
Certifications
The Company filed with the Securities and Exchange Commission, as Exhibit 31 to the Company’s Annual Report on Form 10-K for the 2008 fiscal year, certifications of its Chief Executive Officer and Chief Financial Officer regarding the quality of the Company’s public disclosure. The Company also submitted to the New York Stock Exchange the previous year’s certification of its Chief Executive Officer certifying that he was not aware of any violation by the Company of the New York Stock Exchange corporate governance listing standards.
Stock Trading
Sherwin-Williams Common Stock—Symbol, SHW—is traded on the New York Stock Exchange.
Dividend Reinvestment Program
A dividend reinvestment program is available to shareholders of common stock. For information, contact BNY Mellon Shareowner Services.
Transfer Agent & Registrar
Our transfer agent, BNY Mellon Shareowner Services, maintains the records for our registered shareholders and can help with a wide variety of shareholder related services at no charge, including change of name or address, duplicate mailings, lost certificates, and transfers to another person. Contact:
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
866-537-8703
TDD for hearing impaired:
800-231-5469
www.bnymellon.com/shareowner/isd
COMMON STOCK TRADING STATISTICS

	2008	2007	2006	2005	2004
High	$65.00	$73.96	$64.76	$48.84	$45.61
Low	44.51	56.75	37.40	40.47	32.95
Close December 31	59.75	58.04	63.58	45.42	44.63
Shareholders of record	9,469	9,803	10,173	10,625	11,056
Shares traded (thousands)	519,438	299,141	350,754	206,115	175,664
QUARTERLY STOCK PRICES AND DIVIDENDS

2008				2007
Quarter	High	Low	Dividend	Quarter	High	Low	Dividend
1st	$60.24	$49.99	$.35	1st	$71.11	$61.28	$.315
2nd	60.37	45.89	.35	2nd	69.33	62.22	.315
3rd	65.00	44.51	.35	3rd	73.96	62.40	.315
4th	60.23	48.32	.35	4th	68.03	56.75	.315

Corporate Officers
Christopher M. Connor, 52*
Chairman and Chief Executive
Officer
John G. Morikis, 45*
President and Chief Operating
Officer
Sean P. Hennessy, 51*
Senior Vice President — Finance and
Chief Financial Officer
Thomas E. Hopkins, 51*
Senior Vice President —
Human Resources
Timothy A. Knight, 44*
Senior Vice President — Corporate
Planning and Development
Louis E. Stellato, 58*
Senior Vice President, General
Counsel and Secretary
Robert J. Wells, 51*
Senior Vice President — Corporate
Communications and Public Affairs
John L. Ault, 62*
Vice President —
Corporate Controller
Cynthia D. Brogan, 57
Vice President and Treasurer
Michael T. Cummins, 50
Vice President — Taxes and
Assistant Secretary
Mark J. Dvoroznak, 50
Vice President — Corporate Audit
and Loss Prevention
Richard M. Weaver, 54
Vice President — Administration
Operating Management
Joel Baxter, 48
President & General Manager
Paint & Coatings Division
Consumer Group
Robert J. Davisson, 48
President & General Manager
Southeastern Division
Paint Stores Group
Timothy J. Drouilhet, 47
President & General Manager
Eastern Division
Paint Stores Group
Monty J. Griffin, 48
President & General Manager
Mid Western Division
Paint Stores Group
Thomas C. Hablitzel, 46
President & General Manager
Automotive Division
Global Finishes Group
George E. Heath, 43*
President
Global Finishes Group
Peter J. Ippolito, 44
President & General Manager
Protective & Marine Coatings Division
Global Finishes Group
Drew A. McCandless, 48
President & General Manager
Chemical Coatings Division
Global Finishes Group
Steven J. Oberfeld, 56*
President
Paint Stores Group
Cheri M. Phyfer, 37
President & General Manager
South Western Division
Paint Stores Group
Harvey P. Sass, 51
President & General Manager
Diversified Brands Division
Consumer Group
Thomas W. Seitz, 60*
Senior Vice President -
Strategic Excellence Initiatives
Alexander Zalesky, 49
President & General Manager
Latin America Coatings Group
Global Finishes Group

*	Executive Officer as defined by the Securities Exchange Act of 1934

1	ROBERT W. MAHONEY, 72

Retired, former Chairman, Chief Executive Officer and President

Diebold, Incorporated

2	RICHARD K. SMUCKER, 60*

Executive Chairman and Co-Chief Executive Officer

The J.M. Smucker Company

3	DANIEL E. EVANS, 72

Retired, former Chairman, Chief Executive Officer and Secretary

Bob Evans Farms, Inc.

4	A. MALACHI MIXON, III, 68

Chairman and Chief Executive Officer

Invacare Corporation

5	JAMES C. BOLAND, 69*

Former Vice Chairman

Cavaliers Operating Company, LLC

6	CHRISTOPHER M. CONNOR, 52

Chairman and Chief Executive Officer

The Sherwin-Williams Company

7	DAVID F. HODNIK, 61*

Retired, former President and Chief Executive Officer

Ace Hardware Corporation

8	GARY E. MCCULLOUGH, 50*

President and Chief Executive Officer

Career Education Corporation

9	SUSAN J. KROPF, 60

Retired, former President and Chief Operating Officer

Avon Products, Inc.

10	ARTHUR F. ANTON, 51*

President and Chief Executive Officer Swagelok Company

11	CURTIS E. MOLL, 69

Chairman and Chief Executive Officer

MTD Holdings Inc

The Sherwin-Williams Company
101 W. Prospect Avenue
Cleveland, Ohio 44115-1075
www.sherwin.com