Form 10-K, Exhibit 13
period 2010-12-31
SHERWIN WILLIAMS CO
filed 2011-02-23
CIK 89800

Exhibit 13
The Sherwin-Williams Company 2010 Annual Report

ABOUT US
THE SHERWIN-WILLIAMS COMPANY WAS FOUNDED BY Henry Sherwin and Edward Williams in 1866. Today, we are a global leader in the development, manufacture and sale of coatings and related products with more than 32,000 employees and business in 109 countries. We market our products under such well-known brands as Sherwin-Williams®, Dutch Boy®, Krylon®, Minwax® and Thompson’s® WaterSeal.® We go to market through 3,954 company-operated paint stores and branches around the world, as well as leading mass merchandisers, home centers, independent paint dealers, hardware stores, automotive retailers, and industrial distributors. With annual sales of $7.8 billion, we are the largest coatings manufacturer in the United States and third largest worldwide. For more information, visit www.sherwin.com.
◀ ON THE COVER
Artist Matthew Sporzynski built a paper sculpture version of our logo using Sherwin-Williams paint chips. It’s the same technique he used in creating paint chip sculptures for a 2010 Sherwin-Williams print advertising campaign inspired by our animated paint chips television commercials. (Photo by Peter Ross.)
TABLE OF CONTENTS 8

Letter to Shareholders	2
Paint Stores Group	7
Consumer Group	9
Global Finishes Group	11
Stores/Branches/Subsidiaries	13
Strength In Numbers	14
Financial Performance	15
The Sherwin-Williams Company is an equal opportunity employer that recruits, selects and hires on the basis of individual qualifications and prohibits unlawful discrimination based on race, color, religion, sex, national origin, protected veteran status, disability, age, sexual orientation or any other consideration made unlawful by federal, state or local laws.

FINANCIAL HIGHTLIGHTS

	2010		2009		2008

Net sales (thousands)	$7,776,424		$7,094,249		$7,979,727

Net income (thousands)	$462,485		$435,848		$476,876

Per common share:
Net Income — diluted (1)	$4.21		$3.78		$4.00
Net income — basic (1)	$4.28		$3.80		$4.04
Cash dividends	$1.44		$1.42		$1.40
Book value	$15.04		$13.62		$13.72

Average common shares outstanding (thousands)	107,022		113,514		116,835
Return on sales	5.9%		6.1%		6.0%
Return on assets	8.9%		10.1%		10.8%
Return on beginning shareholders’ equity	31.0%		27.1%		26.7%
Total debt to capitalization	39.4%		35.4%		34.2%
Interest coverage (2)	10.6	x	16.6	x	11.9	x
Net operating cash (thousands)	$706,590		$859,186		$876,233

(1)	Presented using the two-class method.

(2)	Ratio of income before income taxes and interest expense to interest expense.

LETTER TO SHAREHOLDERS
From left to right:
John G. Morikis,
President and
Chief Operating Officer
Christopher M. Connor,
Chairman and Chief
Executive Officer
Sean P. Hennessy
Senior Vice President – Finance
and Chief Financial Officer
2010 WAS A YEAR OF GROWTH AND PROGRESS FOR THE Sherwin-Williams Company. We finished the year with consolidated sales of $7.78 billion, an increase of 9.6 percent over 2009. For the first time in several years, all three of our reportable operating segments achieved organic sales growth. Consolidated net income increased 6.1 percent to $462.5 million from $435.8 million in 2009, and diluted net income per common share increased 11.4 percent to $4.21 from $3.78 per share in 2009.
     These results were achieved in the face of some very significant challenges. The moderate increase in domestic paint and coatings demand early in the year combined with growing momentum in many markets outside the U.S. strained global raw material capacity, causing severe shortages, rapid cost increases and manufacturer-imposed allocation of some key materials such as acrylic latex.
     Our people reacted quickly and decisively to help minimize the impact of these shortages on our customers and our business. We redistributed raw materials and finished goods between plants, distribution centers and stores, implemented priority production plans and bought certain materials on the spot market to maintain acceptable service levels. The resulting increase in operating costs combined with rising raw material costs put pressure on our margins and we responded with appropriate price increases.
     These stopgap measures were disruptive, but we remained focused on helping our customers succeed, growing market share, generating cash and deploying it in ways that enhance shareholder value. Cash from operations for the year was $707 million, or just over 9 percent of net sales. Our working capital ratio — accounts receivable plus inventories less accounts payable to sales — increased to 11.9 percent of sales at year-end from 10.7 percent at the end of 2009. If you adjust for the working capital from three acquisitions completed during the year, working capital was essentially flat to last year. Free cash flow, which is operating cash minus capital expenditures and dividends, was $425 million.
     We completed three important acquisitions in 2010 for a total investment of approximately $300 million. Sayerlack and Becker Acroma, two industrial wood finishes businesses with combined annual revenues of more than $440 million, strengthen our position in the global wood finishing market and provide research and development, manufacturing and distribution capabilities to support our growth in Eastern and Western Europe and Asia. Pinturas Cóndor, a diversified coatings supplier with approximately $60 million in annual sales, establishes us as the market leader in architectural paint in Ecuador.
     During the year, we returned more than $530 million in cash to shareholders through treasury stock purchases and quarterly dividends. The Company acquired 5 million shares of its common stock on the open market at an average cost of $75.14 per share. At year-end, we had remaining authorization to purchase an additional 5.75 million shares. We also increased our annual dividend two cents to $1.44, keeping our string of 32 consecutive years of increased dividends intact.
     Our strong balance sheet and free cash flow enabled us to repurchase approximately $137 million in Sherwin-Williams bonds that mature in 2097. The cost of the call option warrants to purchase these bonds increased our interest expense for the year by approximately $22 million, which the Company will recoup through interest savings in just over two years. Repurchasing these bonds will reduce the average rate we pay on debt in the future and provide greater flexibility to take advantage of changing rate structures, fluctuating currencies and favorable terms.
     Across all divisions we recruited more than 700 high-caliber people into our respected Management Training Programs and invested over $100 million in research, development and commercialization of new product technologies. We are confident these investments will benefit the Company in the near term and deliver appropriate returns in the long term.
PAINT STORES GROUP
     Our Paint Stores Group is the largest operator of specialty paint stores in North America, servicing the needs of architectural and industrial painting contractors and do-it-yourself homeowners alike. Net sales for the Group finished the year at $4.38 billion, an increase of 4.1 percent from 2009. Comparable-store sales — sales by stores open more than 12 months — increased 3.8 percent in the year. Profit for the Group increased 3.2 percent to $619.6 million, but decreased as a percent of sales to 14.1 percent from 14.3 percent in 2009. The slight decline in profit margin was primarily the result of higher raw material costs.
     Early signs of recovery in the domestic paint market were most evident in the repaint segments. Sales to do-it-yourself homeowners and painting contractors who specialize in repainting existing homes showed the greatest improvement during the year. Painting contractors who perform maintenance painting in non-residential buildings also reported a moderate increase in activity in the second half of 2010.
     During the year, we opened 49 stores in new markets and consolidated an additional 13 redundant store locations, for a net increase of 36 new stores. Our store count in the U.S., Canada and the Caribbean now stands at 3,390 compared to 3,354 a year ago. In 2011, we expect our pace of new store openings to accelerate to between 50 and 60 net new locations.
We completed three important acquisitions in 2010 for a total investment of approximately $300 million and revenues of $500 million.

CONSUMER GROUP
     Our Consumer Group fulfills a dual mission for the Company — supplying branded and private label products to retailers throughout North America and supporting our Paint Stores Group with new product research and development, manufacturing, distribution and logistics. The group manages a highly efficient North American supply chain consisting of 35 manufacturing plants and seven distribution centers and maintains one of the safest transport operations in the country. Under the direction of our Consumer Group, the Breen Technology Center in downtown Cleveland leads our world-wide architectural coatings research and development effort.
     External net sales for our Consumer Group increased 5.9 percent to $1.30 billion from $1.23 billion in 2009, reflecting moderately higher demand at some of the Segment’s retail, industrial and institutional customers. Profit for the year increased 29.6 percent to $204.0 million and profit margin improved to 15.7 percent from 12.8 percent in 2009. The improvement in Consumer Group’s profitability was due primarily to higher sales, good expense control and cost savings resulting from manufacturing plant and warehouse closings completed during the prior year.
During the year we opened 42 net new paint stores and branches worldwide, bringing our total to 3,954.
GLOBAL FINISHES GROUP
     Our Global Finishes Group manufactures and sells industrial coatings, automotive finishes, protective and marine coatings and architectural coatings to a growing customer base around the world. We go to market through independent retailers, jobbers, licensees and other third party distributors, as well as through our company-operated branches. With the addition of the three acqusitions completed in 2010, our Global Finishes Group is leading Sherwin-Williams’ expansion overseas with sales in more than 100 countries.
     Net sales for our Global Finishes Group increased 26.5 percent to $2.09 billion. Acquisitions increased the Group’s sales in U.S. dollars by 14.8 percent and currency translation rate changes before acquisitions increased sales in U.S. dollars by 4.5 percent. Profit for the full year increased to $123.7 million from $65.0 million last year, primarily as a result of higher sales volume, good expense control and favorable currency rate changes that more than offset dilution from acquisitions and higher raw material costs. Acquisitions reduced profit $10.5 million in the year and currency translation increased profit $8.0 million. As a percent of net sales, the Global Finishes Group’s operating profit increased to 5.9 percent from 3.9 percent in 2009.
MANAGEMENT CHANGES
     In November, Steve Oberfeld was appointed to the position of Senior Vice President, Corporate Planning and Development. In this role, Steve will be responsible for managing and implementing the Company’s merger and acquisition strategy and for supervising our strategic and operating planning process. Steve joined Sherwin-Williams in 1984 and served as President of the Paint Stores Group since 2006. Thanks to Steve’s leadership, Paint Stores Group is emerging from this historic recession with higher market share, a larger store base and is well prepared to capitalize on the domestic market recovery when it does occur.
     Jay Davisson was appointed to succeed Steve as President of the Paint Stores Group. Jay is a twenty-four year veteran of the Company and served as President and General Manager, Southeastern Division of the Paint Stores Group since 1999. Through an aggressive store opening program and emphasis on the fastest growing customer segments, Jay led the Southeastern Division through a rapid period of expansion, outpacing the growth of the market and building Sherwin-Williams’ share in this important geographic region.
     Tim Knight was appointed President of our Latin America Coatings Group. Tim joined Sherwin-Williams in 1998 and has held a variety of leadership positions, including President and General Manager of the Diversified Brands Division, President of our International Coatings Group and, most recently, Senior Vice President, Corporate Planning and Development.

Since 2006, as head of our mergers and acquisitions effort, Tim completed 14 transactions representing nearly $800 million in annual revenues.
     These executives have proven themselves to be capable business managers and outstanding leaders over their tenures with the Company. Each brings an impressive record of accomplishments to his new role.
OUTLOOK FOR 2011
     If 2010 did mark the end of the four-year slide in U.S. coatings industry volume, we believe the recovery from here is likely to be slow and erratic. Most forecasts for new domestic construction in the coming year call for modest increases from the low base established in 2010. Home maintenance and remodeling activity, which was a relative bright spot in 2010, should continue to improve with the overall economy and consumer confidence. Industrial coatings volumes will grow in line with the somewhat more robust recovery in manufacturing and infrastructure investment.
     Over the past three years, we have worked hard to make Sherwin-Williams a leaner, financially stronger and more profitable company. We have fine-tuned our capital structure, reduced fixed costs, managed our SG&A expense and expanded our distribution platform domestically and abroad. These actions, along with our continued focus on serving a diverse and increasingly global customer base, have positioned us to perform well through the balance of this recession and outperform in a recovery. We are confident that 2011 will be another year of improvement for the Company.
Across all divisions we recruited more than 700 high caliber people into our respected Management Training Programs.
     On behalf of the men and women of The Sherwin-Williams Company around the world, we offer our thanks and appreciation to our customers, suppliers and shareholders for their continued trust and confidence.
Christopher M. Connor
Chairman and Chief Executive Officer

SHERWIN-WILLIAMS PAINT STORES ARE THE EXCLUSIVE OUTLETS FOR Sherwin-Williams® branded paints, stains, painting tools, equipment and floorcovering. In 2010, the Paint Stores Group recorded sales of $4.38 billion and generated $619.6 million in profit.
     Because we believe the professional painter will be the fastest growing customer segment in the coatings market, and pros prefer to shop at specialty paint stores for supplies and equipment, we continued to invest in new store locations in 2010. We opened 49 new store locations during the year and closed 13 for a net increase of 36 and a total of 3,390 stores in the U.S., Canada and the Caribbean. These stores serve a diverse customer base that includes architectural and industrial painting contractors, residential and commercial builders and remodelers, property owners and managers, OEM product finishers and do-it-yourself homeowners.
     The temporary shortage of acrylic latex and other key raw materials reached a critical stage mid-year and the entire industry scrambled for materials to keep plants running. Our large store base enabled us to maintain relatively high service levels by moving finished goods between stores and distribution centers to align inventory with order volume. These steps were inefficient and expensive, but they helped to strengthen our relationships with professional customers who

PAINT STORES GROUP
were also feeling the pinch of tight raw material supply, and we grew our domestic market share as a result.
     In April of 2010, the Environmental Protection Agency enacted a new rule called the Renovation, Repair and Painting (RRP) Rule. It requires contractors working in homes, child care facilities, and schools built before 1978 to be certified and follow specific work practices to prevent lead dust contamination of the property during surface preparation. In a nationwide effort to help our contractor customers comply with this new rule, we conducted 670 training classes, certifying more than 32,000 contractors, making it the largest private-sector RRP Rule training effort in the nation.
     During the year, we introduced some important new product lines to address the growing demand for environmentally favorable “green” products. Our new Property Solution™ Interior Latex is a low odor, low-VOC interior paint ideal for larger builders and property management firms in search of a uniform nationwide specification. ProMar® and ProClassic® Waterborne Acrylic Alkyds offer the application and finish of an oil-based paint, the non-yellowing properties of an acrylic with a VOC content of less than 50 grams per liter. To support the fast-growing need for concrete and masonry coatings, we launched several new products including Loxon® 40% Silane Water Repellant, Sher-Crete® Flexible Concrete Waterproofer, and Modac® F-100 and Modur™ F solvent-based acrylic coatings.
     Designers, do-it-yourselfers and contractors alike embrace color and faux finishing as a way to create a unique, personalized space. In 2010, we introduced Faux Impressions™, a new best-in-class line with a complete assortment of faux finishing coatings and tools that make it easier than ever to get consistently beautiful results and take advantage of the growth opportunities in this niche.
     Participation in our Preferred Customer Program grew by more than 30 percent last year reaching millions of customers with decorating tips and exclusive offers. We also continue to grow our specifications and share of the designer market. For the fourth year in a row, we won multiple Pearl Awards for our designer-targeted communications.
PRODUCTS SOLD: Paints, stains, coatings, caulks, applicators, wallcoverings, floorcoverings, spray equipment and related products
MARKETS SERVED: Do-it-yourselfers, professional painting contractors, home builders, property managers, architects, interior designers, industrial, marine, flooring and original equipment manufacturer (OEM) product finishes
MAJOR BRANDS SOLD:
Sherwin-Williams®, ProMar®, SuperPaint®, A-100®, Duron®, MAB® , PrepRite®, Duration®, ProGreen®, Harmony®, ProClassic®, WoodScapes®, DeckScapes®, Cashmere®, Classic 99® and Columbia™
OUTLETS: 3,390 Sherwin-Williams stores in the United States, Canada, Jamaica, Puerto Rico, St. Maarten, Trinidad and Tobago and the Virgin Islands

CONSUMER GROUP CONTRIBUTES TO THE SUCCESS OF SHERWIN-WILLIAMS in two important ways: by selling one of the industry’s strongest portfolios of branded and private label products through retailers across North America and by running one of the industry’s most efficient and productive research and development, manufacturing and distribution operations.
     We supply well-known, nationally branded products like Dutch Boy® and Pratt & Lambert® paints, Minwax® interior wood finishing products, Krylon® aerosol paints, Thompson’s® WaterSeal® exterior waterproofing products, Purdy® paint brushes and rollers and Dupli-Color® automotive specialty products to a majority of paint and automotive retailers in the United States and Canada. In 2010, the Consumer Group recorded net sales of $1.3 billion and generated more than $204 million in profit.
     Widespread raw materials shortages throughout the year threatened to disrupt our supply of many popular products, but the combination of deft production and logistics planning and the advantages of our controlled distribution helped to minimize the impact on our customers. Our dedicated fleet of tractor-trailers expedited raw material deliveries from suppliers to our plants and optimized raw material and finished goods availability across facilities and geographies.

CONSUMER GROUP
We instituted flexible production scheduling and prioritized certain high-volume product lines. Where practical, we consolidated production in facilities close to key raw material suppliers and accelerated approvals of alternative materials. These steps, along with our ability to manage inventory down to the store level in our Paint Stores Group, helped to ensure adequate product availability for our customers and minimize the impact of raw material shortages on our sales.
     Pratt & Lambert® brand paint ranked highest in customer satisfaction in J.D. Power and Associates’ 2010 report on interior paint, the first year the brand was included in the annual survey. Respondents rated Pratt & Lambert® paint particularly strong on application characteristics, which the study found to be the most important factors contributing to overall satisfaction. Application characteristics included ease of application, level of fumes, spatter and drip resistance, and adequacy of coverage.
     Dutch Boy® brand has long been associated with innovative products that simplify home improvement projects. In 2009, we introduced Dutch Boy® Refresh®, a zero-VOC interior paint with Arm & Hammer® odor-eliminating technology. In 2010, we followed that successful launch with Dutch Boy® Dura Weather® MAX-BOND™, an exterior paint with a unique Interpenetrating Polymer Technology (IPT) that provides superior adhesion on chalky, dirty or glossy surfaces. Homeowners can now skip powerwashing, sanding or priming and get lifetime protection in a single coat application.
     In 2010, we also introduced Minwax® Express Color, an easy, one-step wiping stain and finish available in a wide array of colors. Minwax® Express Color is water-based so it’s low odor, fast drying and cleans up with soap and water.
     For truck owners, our new Dupli-Color® Bed Armor® is a tough, water-based, rubberized polyurethane coating that provides maximum truck bed protection. The only do-it-yourself truck bed liner formulated with DuPont™ Kevlar®, it provides maximum protection against chipping, fading or flaking.
PRODUCTS SOLD: Branded, private label and licensed brand paints, stains, varnishes, industrial products, wood finishing products, wood preservatives, applicators, corrosion inhibitors, aerosols and related products
MARKETS SERVED: Do-it-yourselfers, professional painting contractors, industrial maintenance and flooring contractors
MAJOR BRANDS SOLD: Dutch Boy®, Krylon®, Minwax®, Cuprinol®, Thompson’s® WaterSeal®, Pratt & Lambert®, Martin Senour®, H&C®, White Lightning®, Dupli-Color®, Rubberset®, Purdy®, Dobco™, Bestt Liebco®, Accurate Dispersions™, Uniflex®, VHT®, Kool Seal®, Snow Roof®, Altax™, Tri-Flow®, Sprayon® and Ronseal™
OUTLETS: Leading mass merchandisers, home centers, independent paint dealers, hardware stores, craft stores, fine art stores, automotive retailers and industrial distributors in the United States, Canada, Mexico, Poland and United Kingdom

GLOBAL FINISHES GROUP MANUFACTURES AND SELLS OEM PRODUCT finishes, automotive finishes, protective and marine coatings and architectural coatings to a growing customer base in 109 countries. In 2010, the Group recorded sales of $2.09 billion and generated $123.7 million in profit.
     We serve architectural paint customers in markets outside North America through company-operated paint stores, home centers, discount stores and independent paint dealers. Our product finishes, automotive finishes and protective and marine coatings are sold globally through a mix of company-operated branches, wholesale distributors and jobbers.
     The Global Finishes Group is a leading supplier of waterborne and solvent-based liquid, powder, and UVcurable coatings to original equipment manufacturers around the world. Our coatings beautify and protect many of the products sold under such well-known brands as Fender® guitars, IKEA® and Ethan Allen® furniture, and Jeld-Wen® and Masonite® building materials.
     In 2010, we acquired Sayerlack Industrial Coatings, headquartered in Pianoro, Italy, and Becker Acroma based in Stockholm, Sweden. These two businesses establish Sherwin-Williams as a market leader in high-

GLOBAL FINISHES GROUP
performance wood finishes in Europe and provide product technologies and manufacturer specifications to help drive our growth in other geographic markets. Together they expand our reach to 21 countries in which we previously had little or no presence and generate export sales in 42 additional countries in the Middle East, Africa and Asia.
     Our automotive finishes business focuses primarily on collision repair, fleet owners and vehicle refinishers, auto and truck dealerships, production shops and auto body builders, and tier suppliers. Customers rely on Sherwin-Williams for innovations that help drive efficiency and productivity. For example, our new LeanStock™ shop inventory management system, a scanner-based, online ordering and next-day delivery system, helps collision shops increase profitability by reducing inventories and increasing turns. Our EcoLean™ workshops help collision repair customers adopt lean production and environmentally favorable practices into their operations.
     Innovation drives our protective and marine coatings business. Sherwin-Williams supplies high-technology coatings for high-profile projects ranging from airports to oil rigs, bridges to mining facilities throughout the Americas, Asia and the Middle East. Graffiti is a global epidemic that costs municipalities and property owners tens of millions of dollars to control. The introduction of our Pro Industrial Anti-Graffiti Coating is revolutionizing graffiti removal. Once applied to a substrate, this coating creates a permanent barrier that prevents graffiti from bonding, so it can be removed with water from a powerwasher or spray nozzle.
     In 2010, we completed the acquisition of Pinturas Cóndor, the leading paint company in Ecuador. This transaction brings the Cóndor™ brand to the Sherwin-Williams portfolio and establishes a controlled distribution platform consisting of four company-owned Expocolor stores and 15 dedicated Expocolor dealers. In addition to the Cóndor™ brand, these stores also provide a new distribution channel for our Sherwin-Williams® and Lazzuril® automotive finishes brands. The addition of the company-owned Expocolor stores along with six organic store openings during the year brings out total store count in Latin America to 245.
PRODUCTS SOLD: Architectural paints, stains, coatings, varnishes, industrial maintenance products, wood finishing products, applicators, aerosols, high performance interior and exterior coatings for the automotive, aviation, fleet and heavy truck markets, OEM product finishes and related products
MARKETS SERVED: Do-it-yourselfers, professional painting contractors, independent paint dealers, industrial maintenance, automotive jobbers, automotive wholesale distributors, collision repair facilities, automotive dealerships, fleet owners and refinishers, automotive production shops, body builders, aviation and OEM product finishers
MAJOR BRANDS SOLD: Sherwin-Williams®, Marson™, Metalatex®, Novacor®, Loxon®, Colorgin™, Andina™, Lazzuril®, Excelo®, Napko™, Baco®, Planet Color®, AWX®, Ultra™, Ultra-Cure®, Martin Senour®, Kem Aqua®, Sher-Wood®, Powdura®, Polane®, Euronavy®, Inchem™, Sumare™, Sayerlack®, Becker Acroma™, Condor™, Dutch Boy®, Krylon®, Kem Tone®, Minwax®, Thompson’s® Waterseal® and Pratt & Lambert®
OUTLETS: 564 company-operated architectural, automotive, industrial and chemical coatings branches and other operations in the United States, Argentina, Belarus, Belgium, Brazil, Canada, Chile, China, Czech Republic, Denmark, Ecuador, Finland, France, Germany, India, Ireland, Italy, Lithuania, Malaysia, Mexico, Norway, Peru, Philippines, Poland, Portugal, Romania, Russia, Singapore, Sweden, Spain, Thailand, Ukraine, United Kingdom, Uruguay and Vietnam. Distribution in 10 other countries through wholly owned subsidiaries, joint ventures and licensees of technology, trademarks and trade names.

NORTH AMERICA
ALASKA
HAWAII
Massachusetts 52 5
Connecticut 35 4
Rhode Island 9
New Jersey 77 5
Delaware 16 1
Maryland 84 3
D.C. 5
Puerto Rico 30
Jamaica 18
Virgin Islands 3
St. Maarten 1
Trinidad & Tobago 6

PAINT STORES GROUP DIVISIONAL ORGANIZATION

- EASTERN DIVISION
- MID WESTERN DIVISION
- SOUTHEASTERN DIVISION
- SOUTH WESTERN DIVISION

STORE TYPE

- PAINT STORES GROUP STORES
- GLOBAL FINISHES GROUP BRANCHES

DOMESTIC SUBSIDIARIES

Contract Transportation Systems Co.
Life Shield Engineered Systems LLC
Omega Specialty Products & Services LLC
Sherwin-Williams Realty Holdings, Inc.
SWIMC, Inc.
The Sherwin-Williams Acceptance Corporation

STORES AND BRANCHES
7 TODAY, THE PAINT STORES
Group has 3,390 company-operated specialty paint stores in the United States, Canada and the Caribbean region. More than 90% of the U.S. population lives within a 50-mile radius of a Sherwin-Williams paint store. The Global Finishes Group has 564 company-operated architectural, automotive, industrial and chemical coatings branches primarily in North and South America.
FOREIGN SUBSIDIARIES
Becker Acroma ARTI GmbH
Becker Acroma A/S
Becker Acroma AS
Becker Acroma Balkan S.R.L.
Becker Acroma Bel
Becker Acroma Benelux NV
Becker Acroma China Limited
Becker Acroma (Ireland) Limited
Becker Acroma Italia S.p.A.
Becker Acroma KB
Becker Acroma Limited
Becker Acroma Polska Sp. z o.o
Becker Acroma Qingdao Co. Ltd.
Becker Acroma Qingdao Trading Co. Ltd.
Becker Acroma SAS
Becker Acroma spol s.r.o
Becker Acroma (Thailand) Co., Ltd.
Becker Acroma Vietnam Co. Ltd.
Colorman Coatings Pte. Ltd.
Compania Sherwin-Williams, S.A. de C.V.
Euronavy-Tintas Maritimas e Industriais S.A.
Kuhn & Klemmer GmbH
OY Becker Acroma Ab
Pinturas Condor S.A.
Pinturas Industriales S.A.
Productos Quimicos y Pinturas, S.A. de C.V.
Przedsiebiorstwo Altax Sp. z o.o
Quetzal Pinturas, S.A. de C.V.
Ronseal (Ireland) Limited
Ronseal Limited
Sayerlack S.r.l.
Sayerlack Color S.r.l.
Sayerlack Singapore Pte. Ltd.
Sherwin-Williams Argentina l.y C.S.A.
Sherwin-Williams Aruba VBA
Sherwin-Williams Automotive Europe S.r.l.
Sherwin-Williams Automotive Mexico S. de R.L. de C.V.
Sherwin-Williams (Belize) Limited
Sherwin-Williams Canada Inc.
Sherwin-Williams (Caribbean) N.V.
Sherwin-Williams Cayman Islands Limited
Sherwin-Williams Chile S.A.
Sherwin-Williams Coatings S.R.L.
Sherwin-Williams do Brasil Industria e Comercio Ltda.
Sherwin-Williams France Coatings SAS
Sherwin-Williams Japan Co., Ltd.
Sherwin-Williams (Malaysia) Sdn. Bhd.
Sherwin-Williams Management (Shanghai) Co., Ltd.
Sherwin-Williams Paints (Dongguan) Co. Limited
Sherwin-Williams Paints India Private Limited
Sherwin-Williams Paints LLC
Sherwin-Williams (Philippines), Inc.
Sherwin-Williams Pinturas de Venezuela S.A.
Sherwin-Williams (S) Pte. Ltd.
Sherwin-Williams (Shanghai) Limited
Sherwin-Williams Spain Coatings S.L.
Sherwin-Williams UK Automotive Limited
Sherwin-Williams Uruguay S.A.
Sherwin-Williams (Vietnam) Limited
Sherwin-Williams (West Indies) Limited
The Sherwin-Williams Company Resources Limited
UAB Becker Acroma
ZAO Becker Acroma
Zhao Qing Sherwin-Williams Coatings Co., Ltd

SHAREHOLDER RETURNS
FIVE YEAR RETURN ▶
The graph at right compares the cumulative five year total shareholder return on Sherwin-Williams common stock with the cumulative five year total return of the companies listed on the Standard & Poor’s 500 Stock Index and a peer group of companies selected on a line-of-business basis. The cumulative five year total return assumes $100 was invested on December 31, 2005 in Sherwin-Williams common stock, the S&P 500 and the peer group. The cumulative five year total return, including reinvestment of dividends, represents the cumulative value through December 31, 2010.
COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN
Peer group of companies comprised of the following: Akzo Nobel N.V., BASF Corporation, Ferro Corporation, H.B. Fuller Company, Genuine Parts Company, The Home Depot, Inc., Lowe’s Companies, Inc., Masco Corporation, Newell Rubbermaid Inc., PPG Industries, Inc., RPM International Inc., Stanley Black & Decker Inc., USG Corporation and The Valspar Corporation.
RETURNING CASH TO SHAREHOLDERS ▶
We have consistently returned a portion of our cash generated from operations to shareholders through cash dividends and share repurchases. In 2010, the Company paid a cash dividend of $1.44 per share, marking the 32nd consecutive year we increased our dividend. Share repurchases are also an efficient way of returning cash to shareholders in that it returns sellers’ investment at market value and maximizes the value of the remaining shares outstanding. In 2010, we purchased 5 million shares on the open market. Over the past 10 years we have reduced our average diluted common shares outstanding by 48 million shares.

FINANCIAL PERFORMANCE
FINANCIAL TABLE OF CONTENTS

Financial Summary	16

Management’s Discussion and Analysis of Financial Condition and Results of Operations	17

Reports of Management and the Independent Registered Public Accounting Firm	38

Consolidated Financial Statements and Notes	42

Cautionary Statement Regarding Forward-Looking Information	78

Shareholder Information	79

Corporate Officers and Operating Management	80

FINANCIAL SUMMARY
(millions of dollars except as noted and per share data)

	2010		2009		2008		2007		2006
Operations
Net sales	$7,776		$7,094		$7,980		$8,005		$7,810
Cost of goods sold	4,295		3,831		4,481		4,406		4,395
Selling, general and administrative expenses	2,728		2,535		2,644		2,597		2,512
Impairments and dissolution	4		36		55		16		1
Interest expense	71		40		66		72		67
Income before income taxes	678		623		714		913		834
Net income	462		436		477		616		576

Financial Position
Accounts receivable — net	$917		$696		$770		$871		$865
Inventories	918		738		864		887		825
Working capital — net	150		376		(28)		(72)		375
Property, plant and equipment — net	952		819		860		899		829
Total assets	5,169		4,324		4,416		4,855		4,995
Long-term debt	648		783		304		293		292
Total debt	1,045		818		834		965		875
Shareholders’ equity	1,609		1,491		1,606		1,786		1,992

Per Common Share Information
Average shares outstanding (thousands)	107,022		113,514		116,835		127,222		133,579
Book value	$15.04		$13.62		$13.72		$14.54		$14.92
Net income — diluted (1)	4.21		3.78		4.00		4.70		4.19
Net income — basic (1)	4.28		3.80		4.04		4.80		4.27
Cash dividends	1.44		1.42		1.40		1.26		1.00

Financial Ratios
Return on sales	5.9%		6.1%		6.0%		7.7%		7.4%
Asset turnover	1.5	x	1.6	x	1.8	x	1.6	x	1.6	x
Return on assets	8.9%		10.1%		10.8%		12.7%		11.5%
Return on equity (2)	31.0%		27.1%		26.7%		30.9%		33.3%
Dividend payout ratio (3)	38.1%		35.5%		29.8%		30.1%		30.5%
Total debt to capitalization	39.4%		35.4%		34.2%		35.1%		30.5%
Current ratio	1.1		1.3		1.0		1.0		1.2
Interest coverage (4)	10.6	x	16.6	x	11.9	x	13.7	x	13.4	x
Net working capital to sales	1.9%		5.3%		(0.3)%		(0.9)%		4.8%
Effective income tax rate (5)	31.8%		30.0%		33.3%		32.6%		31.0%

General
Capital expenditures	$125		$91		$117		$166		$210
Total technical expenditures (6)	103		102		106		102		101
Advertising expenditures	218		218		234		256		281
Repairs and maintenance	76		69		76		73		69
Depreciation	140		145		143		139		123
Amortization of intangible assets	35		26		22		24		23
Shareholders of record (total count)	8,706		9,151		9,469		9,803		10,173
Number of employees (total count)	32,228		29,220		30,677		31,572		30,767
Sales per employee (thousands of dollars)	$241		$243		$260		$254		$254
Sales per dollar of assets	1.50		1.64		1.81		1.65		1.56

(1)	All earnings per share amounts are presented using the two-class method. See Note 16.

(2)	Based on net income and shareholders’ equity at beginning of year.

(3)	Based on cash dividends per common share and prior year’s diluted net income per common share.

(4)	Ratio of income before income taxes and interest expense to interest expense.

(5)	Based on income before income taxes.

(6)	See Note 1, page 49 of this report, for a description of technical expenditures.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SUMMARY
     The Sherwin-Williams Company, founded in 1866, and its consolidated wholly owned subsidiaries (collectively, the “Company”) are engaged in the development, manufacture, distribution and sale of paint, coatings and related products to professional, industrial, commercial and retail customers primarily in North and South America with additional operations in the Caribbean region, Europe and Asia. The Company is structured into three reportable operating segments — Paint Stores Group, Consumer Group and Global Finishes Group (collectively, the “Reportable Operating Segments”) — and an Administrative Segment in the same way it is internally organized for assessing performance and making decisions regarding allocation of resources. See pages 6 through 13 of this report and Note 19, on pages 74 through 77 of this report, for more information concerning the Reportable Operating Segments.
     The weak U.S. and global economic conditions that affected architectural paint sales volume in 2008 challenged operations in 2009. The Company continued to manage through an overall sluggish domestic economy in 2010 while working hard to maintain customer service in this uncertain environment. Economic conditions continued to improve throughout the second half of 2010 for domestic architectural and global markets the Company serves. However, rising raw material costs had a negative effect on operating results. Selected selling price increases have been implemented to offset the current raw material cost increases. Raw material supply shortages in the second and third quarters adversely impacted results for the first nine months of 2010. Management of the Company continues to use the latest information available while performing valuation procedures to ensure the Company’s assets and liabilities are properly stated throughout this period of uncertain economic conditions and changing business environment. For more information concerning management’s periodic reviews conducted in respect to the current economic environment, see the discussion of critical accounting policies and estimates in the following section.
     The Company’s financial condition, liquidity and cash flow remained strong in 2010 in spite of the uncertain economic and raw material environments. Net working capital decreased $226.6 million at December 31, 2010 compared to 2009 due primarily to a larger proportional increase in current liabilities than current assets. Short-term borrowings increased $365.9 million, Accounts payable increased $234.9 million and all other current liabilities increased $69.5 million. Accounts receivable and Inventories were up $399.8 million. The remaining current assets increased $43.9 million. The Company’s current ratio decreased to 1.07 at December 31, 2010 from 1.27 at December 31, 2009. Total debt at December 31, 2010 increased $227.2 million to $1.04 billion from $817.6 million at December 31, 2009. Total debt increased as a percentage of total capitalization to 39.4 percent from 35.4 percent at the end of 2009. At December 31, 2010, the Company had remaining borrowing ability of $1.17 billion. Net operating cash decreased $152.6 million to $706.6 million in 2010 from $859.2 million in 2009 due primarily to an increase in working capital of $191.8 million partially offset by an increase in net income of $26.6 million. Net operating cash decreased as a percent to sales to 9.1 percent in 2010 compared to 12.1 percent in 2009. Strong Net operating cash provided the funds necessary to acquire businesses, invest in new stores, manufacturing and distribution facilities, maintain financial stability and return cash to shareholders through dividends and treasury stock purchases. In 2010, the Company used Net operating cash along with funds from increased total debt of $227.2 million to invest $298.2 million in acquisitions, spend $125.2 million in capital additions and improvements, purchase $375.7 million in treasury stock, and pay $156.4 million in cash dividends to its shareholders of common stock.
     Results of operations for the Company in 2010 were impacted by an uncertain raw material environment with respect to supply as well as cost increases. The Company continues to focus on controlling costs and implementing price increases to offset current raw material cost increases while maintaining customer service and gaining new business. Consolidated net sales increased 9.6 percent in 2010 to $7.78 billion from $7.09 billion in 2009 due primarily to higher paint sales volume, acquisitions, and selling price increases. Acquisitions increased consolidated net sales 3.4 percent in 2010. Net sales in the Paint Stores Group increased 4.1 percent in the year to $4.38 billion due primarily to selling price increases and improving domestic architectural paint sales to residential repaint contractors and DIY customers. Net sales in the Paint Stores Group from stores open more than twelve calendar months increased 3.8 percent. Net sales in the Consumer Group increased 5.9 percent to $1.30 billion due primarily to improving demand at some of the Segment’s retail, industrial and institutional customers. Net sales in the Global Finishes Group increased 26.5 percent in the year to $2.09 billion when stated in U.S. dollars due primarily to acquisitions, higher paint sales volume, and favorable currency translation rate changes. Acquisitions increased net sales 14.8 percent, and favorable currency translation rate changes increased net sales 4.5 percent in the Global Finishes Group. Gross profit as a percent of consolidated net sales decreased to 44.8 percent in 2010 from 46.0 percent in 2009 due primarily to increasing raw material costs partially offset by selling price increases, increased paint volume, and cost

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
savings realized from prior year site rationalizations. Selling, general and administrative expenses (SG&A) increased $193.3 million dollars in 2010 compared to 2009 due primarily to acquisitions and increased expenses to support higher sales levels in the Paint Stores Group and Global Finishes Group. SG&A decreased as a percent of consolidated net sales to 35.1 percent in 2010 as compared to 35.7 percent in 2009 due primarily to higher sales levels and good cost control in all Reportable Operating Segments. Other general expense — net decreased $29.8 million due to decreased accruals for environmental-related matters and net expense (income) of exit or disposal activities. Trademark impairment charges of $4.5 million occurred in 2010 due to the anticipated shortfall in sales of certain domestic and foreign trademarks. Impairments of trademarks were $14.1 million in 2009. In 2009, the Company dissolved a European subsidiary resulting in a pre-tax expense of $21.9 million. The Company restructured other business units in 2009 to maintain service to the majority of its European customers. Interest expense increased $30.6 million in 2010 due to costs related to the repurchase of a majority of the Company’s 7.45% debentures and increased total average debt levels partially offset by lower borrowing rates. The effective income tax rate for 2010 was 31.8 percent, including a one-time increase in income tax expense of $11.4 million relating to the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (the “Acts”) passed by Congress in March 2010, compared to 30.0 percent in 2009. Diluted net income per common share, including charges relating to the Acts $.10 per share, repurchase of a majority of the Company’s 7.45% debentures $.12 per share, and dilution from acquisitions $.10 per share in 2010 and a loss on the dissolution of a foreign subsidiary and impairment charges totaling $.13 per share in 2009, increased 11.4 percent to $4.21 per share for 2010 from $3.78 per share a year ago.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
     The preparation and fair presentation of the consolidated financial statements, accompanying notes and related financial information included in this report are the responsibility of management. The consolidated financial statements, accompanying notes and related financial information included in this report have been prepared in accordance with U.S. generally accepted accounting principles. The consolidated financial statements contain certain amounts that were based upon management’s best estimates, judgments and assumptions. Management considered the impact of the current global economic conditions and utilized certain outside economic sources of information when developing the bases for their estimates and assumptions. The impact of the current global economic conditions on the estimates and assumptions used by management was believed to be reasonable under the circumstances. Management used assumptions based on historical results, considering the current economic trends, and other assumptions to form the basis for determining appropriate carrying values of assets and liabilities that were not readily available from other sources. Actual results could differ from those estimates. Also, materially different amounts may result under materially different conditions, materially different economic trends or from using materially different assumptions. However, management believes that any materially different amounts resulting from materially different conditions or material changes in facts or circumstances are unlikely to significantly impact the current valuation of assets and liabilities that were not readily available from other sources.
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
Accounts Receivable
     Accounts receivable were recorded at the time of credit sales net of provisions for sales returns and allowances. All provisions for allowances for doubtful collection of accounts are related to the creditworthiness of accounts, are included in Selling, general and administrative expenses and were based on management’s best judgment and assessment, including an analysis of historical bad debts, a review of the aging of Accounts receivable and a review of the current creditworthiness of customers. Management recorded allowances

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
for such accounts which were believed to be uncollectible, including amounts for the resolution of potential credit and other collection issues such as disputed invoices, customer satisfaction claims and pricing discrepancies. However, depending on how such potential issues are resolved, or if the financial condition of any of the Company’s customers were to deteriorate and their ability to make required payments became impaired, increases in these allowances may be required. As of December 31, 2010, no individual customer constituted more than 5 percent of Accounts receivable.
Inventories
     Inventories were stated at the lower of cost or market with cost determined principally on the last-in, first-out (LIFO) method based on inventory quantities and costs determined during the fourth quarter. Inventory quantities were adjusted during the fourth quarter as a result of annual physical inventory counts taken at all locations. If inventories accounted for on the LIFO method are reduced on a year-over-year basis, liquidation of certain quantities carried at costs prevailing in prior years occurs. Management recorded the best estimate of net realizable value for obsolete and discontinued inventories based on historical experience and current trends through reductions to inventory cost by recording a provision included in Cost of goods sold. Where management estimated that the reasonable market value was below cost or determined that future demand was lower than current inventory levels, based on historical experience, current and projected market demand, current and projected volume trends and other relevant current and projected factors associated with the current economic conditions, a reduction in inventory cost to estimated net realizable value was made. See Note 4, on page 51 of this report, for more information regarding the impact of the LIFO inventory valuation.
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
     In accordance with the Goodwill and Other Intangibles Topic of the ASC, management tests goodwill for impairment at the reporting unit level. A reporting unit is a reportable operating segment per the Segment Reporting Topic of the ASC or one level below the reportable operating segment (component level) as determined by the availability of discrete financial information that is regularly reviewed by operating segment management or an aggregate of component levels of a reportable operating segment having similar economic characteristics. At the time of goodwill impairment testing, management determines fair value through the use of a discounted cash flow valuation model incorporating discount rates commensurate with the risks involved for each reporting unit. If the calculated fair value is less than the current carrying value, impairment of the reporting unit may exist. The use of a discounted cash flow valuation model to determine estimated fair value is common practice in impairment testing. The key assumptions used in the discounted cash flow valuation model for impairment testing include discount rates, growth rates, cash flow projections and terminal value rates. Discount rates are set by using the Weighted Average Cost of Capital (“WACC”) methodology. The WACC methodology considers market and industry data as well as Company-specific risk factors for each reporting unit in determining the appropriate discount rates to be used. The discount rate utilized for each reporting unit is indicative of the return an investor would expect to receive for investing in such a business. Operational management, considering industry and Company-specific historical and projected data, develops growth rates, sales projections and cash flow projections

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
for each reporting unit. Terminal value rate determination follows common methodology of capturing the present value of perpetual cash flow estimates beyond the last projected period assuming a constant WACC and low long-term growth rates. As an indicator that each reporting unit has been valued appropriately through the use of the discounted cash flow valuation model, the aggregate of all reporting units fair value is reconciled to the total market capitalization of the Company. The discounted cash flow valuation methodology and calculations used in 2010 impairment testing are consistent with prior years.
     The Company had 9 reporting units with goodwill as of October 1, 2010, the date of the annual impairment test. The fair values of each of the reporting units exceeded their respective carrying values by more than 10 percent, and no goodwill impairment was recorded. The Company performed a sensitivity analysis on the discount rate, which is a significant assumption in the calculation of the fair values. With a 1 percentage point increase in the discount rate, the reporting units would continue to have fair values in excess of their respective carrying values.
     In accordance with the Goodwill and Other Intangibles Topic of the ASC, management tests indefinite-lived intangible assets for impairment at the asset level, as determined by appropriate asset valuations at acquisition. Management utilizes the royalty savings method and valuation model to determine the estimated fair value for each indefinite-lived intangible asset or trademark. In this method, management estimates the royalty savings arising from the ownership of the intangible asset. The key assumptions used in estimating the royalty savings for impairment testing include discount rates, royalty rates, growth rates, sales projections and terminal value rates. Discount rates used are similar to the rates developed by the WACC methodology considering any differences in Company-specific risk factors between reporting units and trademarks. Royalty rates are established by management and valuation experts and periodically substantiated by valuation experts. Operational management, considering industry and Company-specific historical and projected data, develops growth rates and sales projections for each significant trademark. Terminal value rate determination follows common methodology of capturing the present value of perpetual sales estimates beyond the last projected period assuming a constant WACC and low long-term growth rates. The royalty savings valuation methodology and calculations used in 2010 impairment testing are consistent with prior years.
     The discounted cash flow and royalty savings valuation methodologies require management to make certain assumptions based upon information available at the time the valuations are performed. Actual results could differ from these assumptions. Management believes the assumptions used are reflective of what a market participant would have used in calculating fair value considering the current economic conditions. See Notes 2 and 5, on pages 50 through 53 of this report, for a discussion of businesses acquired, the estimated fair values of goodwill and identifiable intangible assets recorded at acquisition date and reductions in carrying value of goodwill and indefinite-lived intangible assets recorded as a result of impairment tests in accordance with the Goodwill and Other Intangibles Topic of the ASC.
Property, Plant and Equipment and Impairment of Long-Lived Assets
     Property, plant and equipment was stated on the basis of cost and depreciated principally on a straight-line basis using industry standards and historical experience to estimate useful lives. In accordance with the Property, Plant and Equipment Topic of the ASC, if events or changes in circumstances indicated that the carrying value of long-lived assets may not be recoverable or the useful life had changed, impairment tests were performed or the useful life was adjusted. Undiscounted future cash flows were used to calculate the recoverable value of long-lived assets to determine if such assets were impaired. Where impairment was identified, management determined fair values for assets using a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each group of assets. Growth models were developed using both industry and company historical results and forecasts. If the usefulness of an asset was determined to be impaired, management estimated a new useful life based on the period of time for projected uses of the asset. Such models and changes in useful life required management to make certain assumptions based upon information available at the time the valuation or determination was performed. Actual results could differ from these assumptions. Management believes the assumptions used are reflective of what a market participant would have used in calculating fair value or useful life considering the current economic conditions. All long-lived assets or groups of long-lived assets had undiscounted cash flows that were substantially in excess of their carrying value, except as noted in Note 5. See Notes 5 and 6, on pages 51 through 56 of this report, for a discussion of the reductions in carrying value or useful life of long-lived assets in accordance with the Property, Plant and Equipment Topic of the ASC.
Exit or Disposal Activities
     Management is continually re-evaluating the Company’s operating facilities against its long-term strategic goals. During 2010 and 2009, management revised some of its

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
long-term strategic goals in line with the continuing weak economic conditions and product demand that are expected to exist globally resulting in the shutdown, closure and potential disposition of certain manufacturing and distribution facilities, administrative offices, stores and branches. Liabilities associated with exit or disposal activities are recognized as incurred in accordance with the Exit or Disposal Cost Obligations Topic of the ASC and property, plant and equipment is tested for impairment in accordance with the Property, Plant and Equipment Topic of the ASC. Provisions for qualified exit costs are made at the time a facility is no longer operational, include amounts estimated by management and primarily represent post-closure rent expenses, incremental post-closure costs and costs of employee terminations. Adjustments may be made to liabilities accrued for qualified exit costs if information becomes available upon which more accurate amounts can be reasonably estimated. If impairment of property, plant and equipment exists, the carrying value is reduced to fair value estimated by management. Additional impairment may be recorded for subsequent revisions in estimated fair value. See Note 6, on pages 53 through 56 of this report, for information concerning impairment of property, plant and equipment and accrued qualified exit costs.
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
     A reduction in the over-funded status of the Company’s defined benefit pension plans at December 31, 2008, due to the decrease in market value of equity securities held by the plans, increased the future amortization of actuarial losses recognized in Cumulative comprehensive loss. This amortization increased net pension costs in 2009 and 2010. An increase in market value of equity securities held by the plans during 2009 and 2010 will decrease the future amortization of actuarial losses recognized in Cumulative comprehensive loss, but not enough to offset the full extent of losses experienced in 2008. This amortization, combined with the change in the domestic salaried defined benefit pension plan and the increase in estimated returns on assets of the plans due to the higher level of asset values, will decrease net pension costs in 2011. See Note 7, on pages 56 through 62 of this report, for information concerning the Company’s defined benefit pension plans and postretirement benefit plans other than pensions.
Debt
     The fair values of the Company’s publicly traded long-term debt were based on quoted market prices. The fair values of the Company’s non-traded long-term debt were

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
estimated using discounted cash flow analyses, based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. See Note 1, on page 46 of this report, for the carrying amounts and fair values of the Company’s long-term debt, and Note 8, on pages 62 through 64 of this report, for a description of the Company’s long-term debt arrangements.
Environmental Matters
     The Company is involved with environmental investigation and remediation activities at some of its currently and formerly owned sites and at a number of third-party sites. The Company accrues for environmental-related activities for which commitments or clean-up plans have been developed and for which costs can be reasonably estimated based on industry standards and professional judgment. All accrued amounts were recorded on an undiscounted basis. Environmental-related expenses included direct costs of investigation and remediation and indirect costs such as compensation and benefits for employees directly involved in the investigation and remediation activities and fees paid to outside engineering, actuarial, consulting and law firms. Due to uncertainties surrounding environmental investigations and remediation activities, the Company’s ultimate liability may result in costs that are significantly higher than currently accrued. See pages 26 and 27 and Note 9, on pages 64 and 65 of this report, for information concerning the accrual for extended environmental-related activities and a discussion concerning unaccrued future loss contingencies.
Litigation and Other Contingent Liabilities
     In the course of its business, the Company is subject to a variety of claims and lawsuits, including litigation relating to product liability and warranty, personal injury, environmental, intellectual property, commercial and contractual claims. Management believes that the Company has properly accrued for all known liabilities that existed and those where a loss was deemed probable for which a fair value was available or an amount could be reasonably estimated in accordance with all present U.S. generally accepted accounting principles. However, because litigation is inherently subject to many uncertainties and the ultimate result of any present or future litigation is unpredictable, the Company’s ultimate liability may result in costs that are significantly higher than currently accrued. In the event that the Company’s loss contingency is ultimately determined to be significantly higher than currently accrued, the recording of the liability may result in a material impact on net income for the annual or interim period during which such liability is accrued. Additionally, due to the uncertainties involved, any potential liability determined to be attributable to the Company arising out of such litigation may have a material adverse effect on the Company’s results of operations, liquidity or financial condition. See pages 30 through 32 of this report and Note 10, on pages 65 through 67 of this report, for information concerning litigation.
     In addition, the Company may be subject to potential liabilities for which a loss was not deemed probable at this time and a fair value was not available or an amount could not be reasonably estimated due to uncertainties involved. See pages 29 and 30 of this report for more information concerning contingent liabilities.
Income Taxes
     The Company estimated income taxes in each jurisdiction that it operated. This involved estimating taxable earnings, specific taxable and deductible items, the likelihood of generating sufficient future taxable income to utilize deferred tax assets and possible exposures related to future tax audits. To the extent these estimates change, adjustments to deferred and accrued income taxes will be made in the period in which the changes occur. See Note 15, on pages 71 through 73 of this report, for information concerning the Company’s unrecognized tax benefits, interest and penalties and current and deferred tax expense.
Stock-Based Compensation
     The cost of the Company’s stock-based compensation is recorded in accordance with the Stock Compensation Topic of the ASC. The Company follows the “modified prospective” method as described in the Topic whereby compensation cost is recognized for all share-based payments granted after December 31, 2005 and for all unvested awards granted prior to January 1, 2006.
     The Company estimates the fair value of all share-based payments using a Black-Scholes-Merton option pricing model which requires management to make estimates for certain assumptions. Management and a consultant continuously review the following significant assumptions: risk-free interest rate, expected life of options, expected volatility of stock and expected dividend yield of stock. An increase or decrease in the assumptions or economic events outside management’s control could have a direct impact on the Company’s results of operations. See Note 13, on pages 69 and 70 of this report, for more information on stock-based compensation.
Revenue Recognition
     The Company’s revenue was primarily generated from the sale of products. All sales of products were recognized when shipped and title had passed to unaffiliated customers. Collectibility of amounts recorded as revenue is reasonably assured at time of sale. Discounts were recorded as a

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
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
FINANCIAL CONDITION, LIQUIDITY AND CASH FLOW
Overview
     The Company’s financial condition, liquidity and cash flow remained strong in 2010 in spite of the uncertain economic and raw material environments. Net working capital decreased $226.6 million at December 31, 2010 compared to 2009 due primarily to a larger proportional increase in current liabilities than current assets. Short-term borrowings increased $365.9 million, Accounts payable increased $234.9 million and all other current liabilities increased $69.5 million. Accounts receivable and Inventories were up $399.8 million. The remaining current assets increased $43.9 million. The Company’s current ratio decreased to 1.07 at December 31, 2010 from 1.27 at December 31, 2009. Total debt at December 31, 2010 increased $227.2 million to $1.04 billion from $817.6 million at December 31, 2009. Total debt increased as a percentage of total capitalization to 39.4 percent from 35.4 percent at the end of 2009. At December 31, 2010, the Company had remaining borrowing ability of $1.17 billion. Net operating cash decreased $152.6 million to $706.6 million in 2010 from $859.2 million in 2009 due primarily to an increase in working capital of $191.8 million partially offset by an increase in net income of $26.6 million. Net operating cash decreased as a percent to sales to 9.1 percent in 2010 compared to 12.1 percent in 2009. Strong Net operating cash provided the funds necessary to acquire businesses, invest in new stores, manufacturing and distribution facilities, maintain financial stability and return cash to shareholders through dividends and treasury stock purchases. In 2010, the Company used Net operating cash along with funds from increased total debt of $227.2 million to invest $298.2 million in acquisitions, spend $125.2 million in capital additions and improvements, purchase $375.7 million in treasury stock, and pay $156.4 million in cash dividends to its shareholders of common stock.
Net Working Capital
     Total current assets less Total current liabilities (net working capital) decreased $226.6 million to a surplus of $149.8 million at December 31, 2010 from a surplus of $376.4 million at December 31, 2009. The decrease in net working capital related to an increase in Total current liabilities of $670.3 million due primarily to an increase in Short-term borrowings of $365.9 million and Accounts payables of $234.9 million. The Company has sufficient total available borrowing capacity to fund its current operating needs. A corresponding increase in Total current assets of $443.7 million was due primarily to an increase in Accounts receivable and Inventories of $399.8 million while the remaining current assets increased $43.9 million. The increase in Total current liabilities that exceeded the increase in Total current assets caused the Company’s current ratio to decrease to 1.07 at December 31, 2010 from 1.27 at December 31, 2009. Accounts receivable as a percent of Net sales increased to 11.8 percent in 2010 from 9.8 percent in 2009 as accounts receivables increased more than sales due primarily to a partial year of sales for businesses acquired during 2010. Accounts receivable days outstanding increased to 56 days in 2010 from 53 days in 2009. In 2010, provisions for allowance for doubtful collection of accounts increased $14.6 million, or 32.5 percent, primarily due to acquisitions. Inventories increased as a percent of Net sales to 11.8 percent in 2010 from 10.4 percent in 2009 due primarily to rising raw material costs and a partial year of sales for businesses acquired during 2010. Inventory days outstanding decreased to 94 days in 2010 from 96 days in 2009. Accounts payable increased in 2010 to $909.6 million compared to $674.8 million last year due primarily to increased material requirements for higher manufactured paint volumes, rising raw material costs and acquisitions.
Goodwill and Intangible Assets
     Goodwill, which represents the excess of cost over the fair value of net assets acquired in purchase business combinations, increased $87.6 million in 2010 due primarily to $79.9 million additional goodwill resulting from acquisitions

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
and other adjustments, primarily currency translation rate changes, of $7.7 million.
     Intangible assets increased $41.1 million during 2010. Acquired indefinite-lived intangible assets of $18.0 million and finite-lived intangible assets of $36.3 million, $17.2 million of capitalized software costs, and other adjustments of $9.1 million, primarily currency translation rate changes, more than offset impairments of definite-lived intangible assets of $4.5 million and amortization of finite-lived intangible assets of $35.0 million. Acquired finite-lived intangible assets included assets such as covenants not to compete, customer lists and product formulations. Costs related to designing, developing, obtaining and implementing internal use software are capitalized and amortized in accordance with the Goodwill and Other Intangibles Topic of the ASC. See Notes 2 and 5, on pages 50 through 53 of this report, for a description of acquired goodwill, identifiable intangible assets and asset impairments recorded in accordance with the Goodwill and Other Intangibles Topic of the ASC and summaries of the remaining carrying values of goodwill and intangible assets.
Deferred Pension and Other Assets
     Deferred pension assets of $248.3 million at December 31, 2010 represent the excess of the fair market value of assets over the actuarially determined projected benefit obligations, primarily of the domestic salaried defined benefit pension plan. The increase in Deferred pension assets during 2010 of $3.0 million, from $245.3 million last year, was due primarily to an increase in the fair market value of equity securities held by the salaried defined benefit pension plan. In accordance with the accounting prescribed by the Retirement Benefits Topic of the ASC, the increase in the value of the Deferred pension assets is offset in Cumulative other comprehensive loss and is amortized as a component of Net pension costs over a defined period of pension service. See Note 7, on pages 56 through 62 of this report, for more information concerning the excess fair value of assets over projected benefit obligations of the salaried defined benefit pension plan and the amortization of actuarial gains or losses relating to changes in the excess assets and other actuarial assumptions.
     Other assets increased $136.5 million to $332.1 million at December 31, 2010 due primarily to additional investments related to the affordable housing and historic renovation real estate properties.
Property, Plant and Equipment
     Net property, plant and equipment increased $133.4 million to $952.1 million at December 31, 2010 due primarily to acquired assets of $155.3 million and capital expenditures of $125.2 million. Depreciation expense of $140.3 million and impairments and disposal of assets with remaining net book value partially offset the increases in property, plant and equipment. Capital expenditures during 2010 in the Paint Stores Group were primarily attributable to the opening of new paint stores and improvements in existing stores. In the Consumer Group, capital expenditures during 2010 were primarily related to efficiency improvements and maintenance items in existing production and distribution facilities. Capital expenditures in the Global Finishes Group were primarily attributable to the opening of new branches and improvements in existing manufacturing and distribution facilities. The Administrative segment incurred capital expenditures primarily for upgrading the Company’s headquarters building and information systems hardware. In 2011, the Company expects to spend more for capital expenditures than in 2010 due to expected modest improvement in market demand. The predominant share of the capital expenditures in 2011 is expected to be for various productivity improvement and maintenance projects at existing manufacturing and distribution facilities, new store openings and new or upgraded information systems hardware. The Company does not anticipate the need for any specific long-term external financing to support these capital expenditures.
Debt
     Borrowings outstanding under the domestic commercial paper program were $173.5 million and $83.1 million with weighted-average interest rates of 0.2 percent and 2.6 percent at December 31, 2010 and December 31, 2008, respectively. At December 31, 2009, there were no borrowings outstanding under the domestic commercial paper program. Borrowings outstanding under various foreign programs at December 31, 2010 were $215.1 million with a weighted-average interest rate of 2.9 percent. At December 31, 2009 and December 31, 2008, foreign borrowings were $22.7 million and $33.4 million with weighted-average interest rates of 8.8 percent and 9.5 percent, respectively. Long-term debt, including the current portion, decreased a net $138.7 million during 2010 due primarily to the repurchase of a majority of the Company’s 7.45% debentures.
     On July 19, 2010, Sherwin-Williams Luxembourg S.à r.l., a wholly-owned subsidiary of the Company, entered into a €200.0 million (Euro) credit facility. On December 28, 2010 the Company reduced the aggregate amount of this credit facility to €150.0 million (Euro). On July 19, 2010, Sherwin-Williams Canada Inc., a wholly-owned subsidiary of the Company, entered into a CAD 75.0 million credit facility. The credit facilities are being used for general corporate purposes, including refinancing indebtedness and for acquisitions.
     During 2006, the Company entered into an additional five-year credit agreement that gives the Company the right

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $250.0 million. In 2007, the Company entered into two additional five-year credit agreements giving the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $500.0 million. At December 31, 2010 and 2009, there were no borrowings outstanding under any of these agreements. At December 31, 2008, $400.0 million was outstanding with a weighted average interest rate of 2.8 percent.
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
     See Note 8, on pages 62 through 64 of this report, for a detailed description of the Company’s debt outstanding and other available financing programs.
Defined Benefit Pension and Other Postretirement Benefit Plans
     In accordance with the accounting prescribed by the Retirement Benefits Topic of the ASC, the Company’s total liability for unfunded or under-funded defined benefit pension plans decreased $2.6 million to $24.2 million. Postretirement benefits other than pensions increased $15.0 million to $315.6 million at December 31, 2010. The increase in the liability was due to the increase in the actuarially determined postretirement benefit obligation due primarily to changes in the actuarial assumptions and unfavorable claims experience and other demographics.
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
     The assumed discount rate used to determine the actuarial present value of projected defined benefit pension and other postretirement benefit obligations for domestic plans was decreased from 5.5 percent to 5.0 percent at December 31, 2010 due to decreased rates of high-quality, long-term investments and was slightly higher for foreign defined benefit pension plans. The rate of compensation increases used to determine the projected benefit obligations remained at 4.0 percent for domestic pension plans and was slightly higher on most foreign plans. In deciding on the rate of compensation increases, management considered historical Company increases as well as expectations for future increases. The expected long-term rate of return on assets remained at 7.5 percent for 2010 for domestic pension plans and was slightly lower for most foreign plans. In establishing the expected long-term rate of return on plan assets for 2010, management considered the historical rates of return, the nature of investments and an expectation for future investment strategies. The assumed health care cost trend rates used to determine the net periodic benefit cost of postretirement benefits other than pensions for 2010 were 8.0 percent for medical and 9.0 percent for prescription drug cost increases, both decreasing gradually to 5.0 percent in 2014 for prescription drug cost increases and in 2015 for health care. The assumed health care cost trend rates used to determine the benefit obligation at December 31, 2010 were 7.5 percent for medical and 8.0 percent for prescription drug cost increases. In developing the assumed health care cost trend rates, management considered industry data, historical Company experience and expectations for future health care costs.
     For 2011 Net pension cost and Net periodic benefit cost recognition for domestic plans, the Company will use a discount rate of 5.0 percent, an expected long-term rate of return on assets of 7.5 percent, a rate of compensation increase of 4.0 percent and cost trend rates of 7.5 percent for health care and 8.0 percent for prescription drug cost increases. Slightly higher discount rates and rates of compensation increases and lower expected long-term rates of return on plan assets will be used for most foreign plans. Use of these assumptions, a change in the domestic salaried defined benefit pension plan, and amortization of actuarial gains will result in a domestic Net pension cost in 2011 that is expected to be approximately $3.7 million lower than in 2010 and a Net periodic benefit cost for postretirement benefits other

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
than pensions that is expected to increase slightly in 2011 compared to 2010. See Note 7, on pages 56 through 62 of this report, for more information on the Company’s obligations and funded status of its defined benefit pension plans and postretirement benefits other than pensions.
Other Long-Term Liabilities
     Other long-term liabilities increased $178.9 million during 2010 due primarily to an increase in long-term commitments related to the affordable housing and historic renovation real estate properties of $108.2 million and an increase of $76.5 million in non-current and deferred tax liabilities. Accruals for extended environmental-related liabilities included in Other long-term liabilities decreased $16.6 million in 2010. See below and Note 9, on pages 64 and 65 of this report, for further information on environmental-related long-term liabilities.
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
     Depreciation of capital expenditures and other expenses related to ongoing environmental compliance measures were included in the normal operating expenses of conducting business. The Company’s capital expenditures, depreciation and other expenses related to ongoing environmental compliance measures were not material to the Company’s financial condition, liquidity, cash flow or results of operations during 2010. Management does not expect that such capital expenditures, depreciation and other expenses will be material to the Company’s financial condition, liquidity, cash flow or results of operations in 2011.
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
     The Company accrues for estimated costs of investigation and remediation activities at its currently or formerly owned sites and third-party sites for which commitments or clean-up plans have been developed and when such costs can be reasonably estimated based on industry standards and professional judgment. These estimated costs are based on currently available facts regarding each site. The Company accrues a specific estimated amount when such an amount and a time frame in which the costs will be incurred can be reasonably determined. If the best estimate of costs can only be identified as a range and no specific amount within that range can be determined more likely than any other amount within the range, the minimum of the range is accrued by the Company in accordance with applicable accounting rules and interpretations. The Company continuously assesses its potential liability for investigation and remediation activities and adjusts its environmental-related accruals as information becomes available upon which more accurate costs can be reasonably estimated. At December 31, 2010, 2009 and 2008, the Company had total current and long-term accruals for environmental-related activities of $149.6 million, $170.9 million and $180.7 million, respectively.
     Due to the uncertainties of the scope and magnitude of contamination and the degree of investigation and remediation activities that may be necessary at certain currently or formerly owned sites and third-party sites, it is reasonably likely that further extensive investigations may be required and that extensive remedial actions may be necessary not only on such sites but on adjacent properties. Depending on the extent of the additional investigations and remedial actions necessary, the Company’s ultimate liability may result in costs that are significantly higher than currently accrued. If the Company’s future loss contingency is ultimately determined to be at the maximum of the range of possible outcomes for every site for which costs can be reasonably estimated, the Company’s aggregate accruals for environmental-related activities would be $105.7 million higher than the accruals at December 31, 2010.
     Four of the Company’s currently and formerly owned sites, described below, accounted for the majority of the accruals for environmental-related activities and the unaccrued maximum of the estimated range of possible outcomes at December 31, 2010, 2009 and 2008. At December 31, 2010, $110.6 million, or 73.9 percent, of the total accrual

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
for environmental-related activities related directly to these four sites. Of the aggregate unaccrued exposure at December 31, 2010, $75.2 million, or 71.2 percent, related to these four sites. While environmental investigations and remedial actions are in different stages at these sites, additional investigations, remedial actions and/or monitoring will likely be required at each site.
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
     One additional site is located in Illinois. Two previously separate sites for environmental investigation and remediation have been combined due to similar and concurrent activities taking place at the contiguous properties. The environmental issues at this site have been determined to be associated with historical operations of the Company. The majority of the investigative activities have been completed at the site and some remedial measures have been taken. Agreement has been obtained from the appropriate governmental agency on a proposed remedial action plan for a portion of the site, and further development of that plan is underway for the remaining portion of the site. At December 31, 2009, all non-operating structures on the site had been demolished, and a proposed remedial action plan had been formulated for the remaining portion of the site. At December 31, 2010, a remedial action plan was approved by the lead government agency.
     The fourth site is a currently owned non-operating former manufacturing site located in California. The environmental issues at this site have been determined to be associated with historical manufacturing operations of the Company. The majority of the investigative activities have been completed at this site, some interim remedial actions have been taken and a proposed remedial action plan has been formulated. During 2010, a Remedial Action Plan was approved by the state regulatory agency. Planning for remedial activities including contractor bidding began in late 2010 and had not been completed by the end of 2010. Due to the uncertainties of the scope and magnitude of contamination and the degree of remediation that may be required relating to this site, it is reasonably likely that extensive remedial actions may be necessary.
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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Contractual Obligations and Commercial Commitments
     The Company has certain obligations and commitments to make future payments under contractual obligations and commercial commitments. The following table summarizes such obligations and commitments as of December 31, 2010:

	Payments Due by Period
(thousands of dollars)		Less than			More than
Contractual Obligations	Total	1 Year	1–3 Years	3–5 Years	5 Years
Long-term debt	$656,201	$7,875	$12,620	$501,877	$133,829
Operating leases	1,058,226	238,806	381,952	249,057	188,411
Short-term borrowings	388,592	388,592
Interest on Long-term debt	242,892	26,630	51,670	35,247	129,345
Purchase obligations [a]	115,640	115,640
Other contractual obligations [b]	261,507	72,956	63,189	34,638	90,724

Total contractual cash obligations	$2,723,058	$850,499	$509,431	$820,819	$542,309

[a]	Relate to open purchase orders for raw materials at December 31, 2010.

[b]	Relate primarily to estimated future capital contributions to investments in the U.S. affordable housing and historic renovation real estate partnerships and various other contractual obligations.

	Amount of Commitment Expiration Per Period
		Less than			More than
Commercial Commitments	Total	1 Year	1–3 Years	3–5 Years	5 Years
Standby letters of credit	$22,300	$22,300
Surety bonds	43,664	43,664
Other commercial commitments	203,034	203,034

Total commercial commitments	$268,998	$268,998	$—	$—	$—

Warranties
     The Company offers product warranties for certain products. The specific terms and conditions of such warranties vary depending on the product or customer contract requirements. Management estimated the costs of unsettled product warranty claims based on historical results and experience. Management periodically assesses the adequacy of the accrual for product warranty claims and adjusts the accrual as necessary. Changes in the Company’s accrual for product warranty claims during 2010, 2009 and 2008, including customer satisfaction settlements during the year, were as follows:

(thousands of dollars)	2010	2009	2008
Balance at January 1	$22,214	$18,029	$19,596
Charges to expense	23,092	31,367	31,339
Settlements	(22,203)	(27,182)	(32,906)

Balance at December 31	$23,103	$22,214	$18,029

Shareholders’ Equity
     Shareholders’ equity increased $118.5 million to $1.61 billion at December 31, 2010 from $1.49 billion last year. The increase in Shareholders’ equity resulted primarily from an increase in retained earnings of $306.1 million, an increase in Other capital of $153.9 million, due primarily to stock options exercised, and a decrease in Cumulative other comprehensive loss of $39.1 million. These increases to Shareholder’s equity were partially offset by the purchase of treasury stock for $375.7 million. The Company purchased 5.00 million shares of its common stock during 2010 for treasury. The Company acquires its common stock for general corporate purposes and, depending on its cash position and market conditions, it may acquire additional shares in the future. The Company had remaining authorization from its Board of Directors at December 31, 2010 to purchase 5.75 million shares of its common stock. The decrease of $39.1 million in Cumulative other comprehensive loss was due primarily to favorable foreign currency translation effects of $25.1 million attributable to the strengthening of most foreign operations’ functional currencies against the U.S. dollar and the recognition, net of taxes, of $13.5 million in net actuarial gains and prior service costs of defined benefit pension and other postretirement benefit plans.
     Total increases in Common stock and Other capital of $156.6 million were due primarily to the recognition of stock-based compensation expense, stock option exercises and related income tax effect and the tax impact of certain employee stock ownership plan (ESOP) transactions. In 2010, no changes occurred in Preferred stock and Unearned ESOP compensation as the Company elected to fund the ESOP with cash rather than redeeming Preferred stock. Retained earnings increased $306.1 million during 2010 due to net income of $462.5 million partially offset by $156.4 million in cash dividends paid. The Company’s cash dividend per common share payout target is 30.0 percent of the prior year’s diluted net income per common share. The 2010 annual cash dividend of $1.44 per common share represented 38.1 percent of 2009 diluted net income per common share. The 2010 annual dividend represented the thirty-second consecutive year of

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
dividend payments since the dividend was suspended in 1978. At a meeting held on February 16, 2011, the Board of Directors increased the quarterly cash dividend to $.365 per common share. This quarterly dividend, if approved in each of the remaining quarters of 2011, would result in an annual dividend for 2011 of $1.46 per common share or a 34.7 percent payout of 2010 diluted net income per common share. See the Statements of Consolidated Shareholders’ Equity and Comprehensive Income, on page 45 of this report, and Notes 11, 12 and 13, on pages 67 through 70 of this report, for more information concerning Shareholders’ equity.
Cash Flow
     Net operating cash decreased $152.6 million to $706.6 million in 2010 from $859.2 million in 2009 and decreased as a percent to sales to 9.1 percent in 2010 from 12.1 percent in 2009 due primarily to an increase in working capital of $191.8 million partially offset by an increase in net income of $26.6 million. In addition, changes in Costs incurred for environmental-related matters and qualified exit costs and other items increased net operating cash $23.0 million. Net operating cash provided the funds necessary to support the Company’s acquisitions, sustain its remaining manufacturing and distribution capabilities, maintain its financial stability and return a portion of the cash generated to its shareholders through dividends and treasury stock purchases. In 2010, the Company used Net operating cash along with funds from increased total debt of $227.2 million to invest $298.2 million in acquisitions, spend $125.2 million in capital additions and improvements, purchase $375.7 million in treasury stock, and pay $156.4 million in cash dividends to its shareholders of common stock.
     Management considers a measurement of cash flow that is not in accordance with U.S. generally accepted accounting principles to be a useful tool in its determination of appropriate uses of the Company’s Net operating cash. Management reduces Net operating cash, as shown in the Statements of Consolidated Cash Flows, by the amount reinvested in the business for Capital expenditures and the return of investment to its shareholders by the payments of cash dividends. The resulting value is referred to by management as “Free Cash Flow” which may not be comparable to values considered by other entities using the same terminology. The reader is cautioned that the Free Cash Flow measure should not be compared to other entities unknowingly, and it does not consider certain non-discretionary cash flows, such as mandatory debt and interest payments. The amount shown below should not be considered an alternative to Net operating cash or other cash flow amounts provided in accordance with U.S. generally accepted accounting principles disclosed in the Statements of Consolidated Cash Flows, on page 44 of this report. Free Cash Flow as defined and used by management is determined as follows:

(thousands of dollars)	2010	2009	2008
Net operating cash	$706,590	$859,186	$876,233
Capital expenditures	(125,162)	(91,328)	(117,203)
Cash dividends	(156,424)	(162,561)	(165,111)

Free cash flow	$425,004	$605,297	$593,919

Contingent Liabilities
     Life Shield Engineered Systems, LLC (Life Shield) is a wholly owned subsidiary of the Company. Life Shield develops and manufactures blast and fragment mitigating systems. The blast and fragment mitigating systems create a potentially higher level of product liability for the Company (as an owner of and supplier to Life Shield) than is normally associated with coatings and related products currently manufactured, distributed and sold by the Company.
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
     Management of the Company has reviewed the potential increased liabilities associated with Life Shield’s systems and determined that potential liabilities arising from an Act of Terrorism that could ultimately affect the Company will be appropriately insured or limited by current regulations. However, due to the uncertainties involved in the future development, usage and application of Life Shield’s systems, the number or nature of possible future claims and legal proceedings, or the effect that any change in legislation and/ or administrative regulations may have on the limitations of potential liabilities, management cannot reasonably determine the scope or amount of any potential costs and liabilities for the Company related to Life Shield or to Life Shield’s systems. Any potential liability for the Company that may result from Life Shield or Life Shield’s systems cannot reasonably be estimated. However, based upon, among other things, the limitation of liability under the SAFETY Act

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
in the event of an Act of Terrorism, management does not currently believe that the costs or potential liability ultimately determined to be attributable to the Company through its ownership of Life Shield or as a supplier to Life Shield arising from the use of Life Shield’s systems will have a material adverse effect on the Company’s results of operations, liquidity or financial conditions.
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
     Lead pigment and lead-based paint litigation. The Company’s past operations included the manufacture and sale of lead pigments and lead-based paints. The Company, along with other companies, is and has been a defendant in a number of legal proceedings, including individual personal injury actions, purported class actions, and actions brought by various counties, cities, school districts and other government-related entities, arising from the manufacture and sale of lead pigments and lead-based paints. The plaintiffs’ claims have been based upon various legal theories, including negligence, strict liability, breach of warranty, negligent misrepresentations and omissions, fraudulent misrepresentations and omissions, concert of action, civil conspiracy, violations of unfair trade practice and consumer protection laws, enterprise liability, market share liability, public nuisance, unjust enrichment and other theories. The plaintiffs seek various damages and relief, including personal injury and property damage, costs relating to the detection and abatement of lead-based paint from buildings, costs associated with a public education campaign, medical monitoring costs and others. The Company is also a defendant in legal proceedings arising from the manufacture and sale of non-lead-based paints that seek recovery based upon various legal theories, including the failure to adequately warn of potential exposure to lead during surface preparation when using non-lead-based paint on surfaces previously painted with lead-based paint. The Company believes that the litigation brought to date is without merit or subject to meritorious defenses and is vigorously defending such litigation. The Company has not settled any lead pigment or lead-based paint litigation. The Company expects that additional lead pigment and lead-based paint litigation may be filed against the Company in the future asserting similar or different legal theories and seeking similar or different types of damages and relief.
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
     Public nuisance claim litigation. The Company and other companies are or were defendants in legal proceedings seeking recovery based on public nuisance liability theories, among other theories, brought by the State of Rhode Island, the City of St. Louis, Missouri, various cities and counties in the State of New Jersey, various cities in the State of Ohio and the State of Ohio, the City of Milwaukee, Wisconsin and the County of Santa Clara, California and other public entities in the State of California. Except for the Santa Clara County, California proceeding, all of these legal proceedings have been concluded in favor of the Company and other defendants at various stages in the proceedings.
     The proceedings initiated by the State of Rhode Island included two jury trials. At the conclusion of the second trial, the jury returned a verdict finding that (i) the cumulative presence of lead pigment in paints and coatings on buildings in the State of Rhode Island constitutes a public nuisance, (ii) the Company, along with two other defendants, caused or substantially contributed to the creation of the public nuisance, and (iii) the Company and two other defendants should be ordered to abate the public nuisance. The Company and two other defendants appealed and, on July 1, 2008, the Rhode Island Supreme Court, among other determinations, reversed the judgment of abatement with respect to the Company and two other defendants. The Rhode Island Supreme Court’s decision reversed the public nuisance liability judgment against the Company on the basis that the complaint failed to state a public nuisance claim as a matter of law.
     The Santa Clara County, California proceeding was initiated in March 2000 and purports to be a class action on behalf of all public entities in the State of California other than the State and its agencies. The plaintiffs’ asserted various claims including fraud and concealment, strict product liability/failure to warn, strict product liability/design defect, negligence, negligent breach of a special duty, public nuisance, private nuisance, and violations of California’s Business and Professions Code. A number of the asserted claims were resolved in favor of the defendants through pre-trial proceedings. On March 3, 2006, the Court of Appeal, Sixth Appellate District, among other determinations, reversed the dismissal of the public nuisance claim for abatement brought by the cities of Santa Clara and Oakland and the City and County of San Francisco, and affirmed the dismissal of the public nuisance claim for damages to the plaintiffs’ properties. The plaintiffs have filed a motion for leave to file a fourth amended complaint. On April 4, 2007, the trial court entered an order granting the defendants’ motion to bar payment of contingent fees to private attorneys. The contingence fee issue was eventually appealed to the California Supreme Court and, on July 26, 2010, the Supreme Court upheld the plaintiffs’ right to retain private counsel on a contingency fee basis subject to certain requirements set forth in the Supreme Court’s opinion. The defendants filed a petition for writ of certiorari with the United States Supreme Court regarding the constitutional validity of the plaintiffs’ contingency fee arrangements. The petition was denied on January 10, 2011. The proceedings in the trial court were stayed pending the United States Supreme Court’s decision.
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
     The plaintiff in Thomas v. Lead Industries Association, et al., initiated an action in state court against the Company, other alleged former lead pigment manufacturers and the Lead Industries Association in September 1999. The claims against the Company and the other defendants include strict liability, negligence, negligent misrepresentation and omissions, fraudulent misrepresentation and omissions, concert of action, civil conspiracy and enterprise liability. Implicit within these claims is the theory of “risk contribution” liability (Wisconsin’s theory which is similar to market share liability) due to the plaintiff’s inability to identify the manufacturer of any product that allegedly injured the plaintiff. The case ultimately proceeded to trial and, on November 5, 2007, the jury returned a defense verdict, finding that the plaintiff had ingested white lead carbonate, but was not brain damaged or injured as a result. The plaintiff appealed and, on December 16, 2010, the Wisconsin Court of Appeals affirmed the final judgment in favor of the Company and other defendants.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     Wisconsin is the only jurisdiction to date to apply a theory of liability with respect to alleged personal injury (i.e., risk contribution/market share liability) that does not require the plaintiff to identify the manufacturer of the product that allegedly injured the plaintiff in the lead pigment and lead-based paint litigation. Although the risk contribution liability theory was applied during the Thomas trial, the constitutionality of this theory as applied to the lead pigment cases has not been judicially determined by the Wisconsin state courts. However, in an unrelated action filed in the United States District Court for the Eastern District of Wisconsin, Gibson v. American Cyanamid, et al., on November 15, 2010, the District Court held that Wisconsin’s risk contribution theory as applied in that case violated the defendants’ right to substantive due process and is unconstitutionally retroactive.
     Insurance coverage litigation. The Company and its liability insurers, including certain Underwriters at Lloyd’s of London, initiated legal proceedings against each other to determine, among other things, whether the costs and liabilities associated with the abatement of lead pigment are covered under certain insurance policies issued to the Company. An ultimate loss in the insurance coverage litigation would mean that insurance proceeds could be unavailable under the policies at issue to mitigate any ultimate abatement related costs and liabilities. The Company has not recorded any assets related to these insurance policies or otherwise assumed that proceeds from these insurance policies would be received in estimating any contingent liability accrual. Therefore, an ultimate loss in the insurance coverage litigation without a determination of liability against the Company in the lead pigment or lead-based paint litigation will have no impact on the Company’s results of operation, liquidity or financial condition. As previously stated, however, the Company has not accrued any amounts for the lead pigment or lead-based paint litigation and any significant liability ultimately determined to be attributable to the Company relating to such litigation may result in a material impact on the Company’s results of operations, liquidity or financial condition for the annual or interim period during which such liability is accrued. The Company’s action, an Ohio state court action, has been stayed and the liability insurers action, a New York state court action has been dismissed.
Market Risk
     The Company is exposed to market risk associated with interest rate, foreign currency and commodity fluctuations. The Company occasionally utilizes derivative instruments as part of its overall financial risk management policy, but does not use derivative instruments for speculative or trading purposes. In 2009, the Company entered into foreign currency option and forward currency exchange contracts with maturity dates of less than twelve months to hedge against value changes in foreign currency. The Company also entered into swaps in 2009 to partially hedge forecasted future commodity purchases. These hedging contracts were designated as cash flow hedges. There were no currency option or exchange contracts or commodity swaps outstanding at December 31, 2010. The Company believes it may be exposed to continuing market risk from foreign currency exchange rate and commodity price fluctuations. However, the Company does not expect that foreign currency exchange rate and commodity price fluctuations or hedging contract losses will have a material adverse effect on the Company’s financial condition, results of operations or cash flows. See Notes 1 and 14 on pages 46 and 71 of this report.
Financial Covenant
     Certain borrowings contain a consolidated leverage covenant. The covenant states the Company’s leverage ratio is not to exceed 3.00 to 1.00. The leverage ratio is defined as the ratio of total indebtedness (the sum of Short-term borrowings, Current portion of long-term debt, and Long-term debt) at the reporting date to consolidated “Earnings Before Interest, Taxes, Depreciation, and Amortization” (EBITDA) for the 12-month period ended on the same date. Refer to the “Results of Operations” caption below for a reconciliation of EBITDA to Net income. At December 31, 2010, the Company was in compliance with the covenant. The Company’s Notes, Debentures and revolving credit agreement contain various default and cross-default provisions. In the event of default under any one of these arrangements, acceleration of the maturity of any one or more of these borrowings may result. See Note 8 on pages 62 through 64 of this report.
Employee Stock Ownership Plan (ESOP)
     Participants in the Company’s ESOP are allowed to contribute up to the lesser of twenty percent of their annual compensation or the maximum dollar amount allowed under the Internal Revenue Code. Prior to July 1, 2009, the Company matched one hundred percent of all contributions up to six percent of eligible employee contributions. Effective July 1, 2009, the ESOP was amended to change the Company match to one-hundred percent on the first three percent of eligible employee contributions and fifty percent on the next two percent of eligible contributions. The Company’s matching contributions to the ESOP charged to operations were $37.9 million in 2010 compared to $44.6 million in 2009. The Company can fund the ESOP by redeeming a portion of the Preferred stock held by the ESOP or with cash. At December 31, 2010, there were 16,845,158 shares

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
of the Company’s common stock being held by the ESOP, representing 15.7 percent of the total number of voting shares outstanding. See Note 12 on page 68 of this report for more information concerning the Company’s stock purchase plan and preferred stock.
RESULTS OF OPERATIONS — 2010 vs. 2009
     Shown below are net sales and segment profit and the percentage change for the current period by segment for 2010 and 2009:

	Year Ended December 31,
(thousands of dollars)	2010	2009	Change
Net Sales:
Paint Stores Group	$4,381,238	$4,209,353	4.1%
Consumer Group	1,297,731	1,225,167	5.9%
Global Finishes Group	2,092,317	1,653,475	26.5%
Administrative	5,138	6,254	-17.8%

Net sales	$7,776,424	$7,094,249	9.6%

	Year Ended December 31,
(thousands of dollars)	2010	2009	Change
Income Before Income Taxes:
Paint Stores Group	$619,578	$600,176	3.2%
Consumer Group	203,974	157,354	29.6%
Global Finishes Group	123,680	65,014	90.2%
Administrative	(269,448)	(199,727)	-34.9%

Income before income taxes	$677,784	$622,817	8.8%

     Consolidated net sales for 2010 increased due primarily to higher paint sales volume, acquisitions and selling price increases. Three acquisitions completed throughout 2010 and one acquisition completed in 2009 increased consolidated net sales 3.4 percent. Favorable currency translation rate changes increased 2010 consolidated net sales 1.2 percent. Net sales of all consolidated foreign subsidiaries were up 43.1 percent to $1.47 billion for 2010 versus $1.03 billion for 2009 due primarily to acquisitions. Of the increase in net sales for all consolidated foreign subsidiaries during 2010, 7.8 percent related to favorable foreign currency translation rates. Net sales of all operations other than consolidated foreign subsidiaries were up 4.0 percent to $6.31 billion for 2010 versus $6.07 billion for 2009.
     Net sales in the Paint Stores Group in 2010 increased primarily due to selling price increases and improving domestic architectural paint sales to residential repaint contractors and DIY customers. Net sales from stores open for more than twelve calendar months increased 3.8 percent for the full year. During 2010, the Paint Stores Group opened 49 new stores and closed 13 redundant locations for a net increase of 36 stores, increasing the total number of stores in operation at December 31, 2010 to 3,390 in the United States, Canada and the Caribbean. The Paint Stores Group’s objective is to expand its store base an average of three percent each year, primarily through internal growth. Selling price increases throughout the year drove the increase in sales as paint sales volume was essentially flat for the year as compared to 2009. Sales of products other than paint increased approximately 4.2 percent for the year over 2009. A discussion of changes in volume versus pricing for sales of products other than paint is not pertinent due to the wide assortment of general merchandise sold.
     Net sales of the Consumer Group increased due primarily to improving demand at some of the segment’s retail, industrial and institutional customers. Paint volume sales percentage change in the Consumer Group compared to last year was an increase in the low single digits. Sales of aerosols, brushes, rollers, caulk and other paint related products was essentially flat as compared to 2009. A discussion of changes in volume versus pricing for sales of products other than paint is not pertinent due to the wide assortment of paint-related merchandise sold. The Consumer Group plans to continue its aggressive promotions of new and existing products in 2011 and continue expanding its customer base and product assortment at existing customers to partially offset the negative impact of the loss of a paint program at a large retail customer.
     The Global Finishes Group’s net sales in 2010, when stated in U.S. dollars, increased due primarily to acquisitions, higher paint sales volume and favorable currency translation rate changes. Acquisitions increased this Group’s net sales in U.S. dollars by 14.8 percent. Paint sales volume percentage, excluding acquisitions, increased in the mid-single digits. Favorable currency translation rate changes in the year increased net sales by 4.5 percent for 2010. In 2010, the Global Finishes Group opened or acquired 35 new branches and closed 10 locations for a net increase of 25 branches increasing the total to 564 branches open in the United States, Canada, Mexico, South America, Europe and Asia at year-end. In 2011, the Global Finishes Group expects to continue expanding its worldwide presence and improving its customer base.
     Net sales in the Administrative segment, which primarily consist of external leasing revenue of excess headquarters space and leasing of facilities no longer used by the Company in its primary business, decreased by an insignificant amount in 2010.
     Consolidated gross profit increased $217.9 million related primarily to higher sales in 2010, but decreased as a percent to net sales to 44.8 percent from 46.0 percent in 2009 due primarily to increasing raw material costs partially offset

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
by selling price increases, increased paint volume and cost savings realized from prior year site rationalizations in the Consumer Group. The Paint Stores Group’s gross profit for 2010 increased $49.4 million compared to 2009, but decreased as a percent of sales due primarily to increasing raw material costs partially offset by selling price increases throughout 2010 and increased paint volume. The Consumer Group’s gross profit increased $27.7 million for 2010 over 2009 due primarily to increased sales volume. As a percent of sales, Consumer Group’s gross profit decreased primarily due to increasing raw material costs partially offset by increased sales volume and cost savings realized from prior year site rationalizations. The Global Finishes Group’s gross profit for 2010 increased $138.7 million and increased as a percent of sales due primarily to increased sales volumes, acquisitions, and favorable foreign currency translation exchange rate changes. Acquisitions increased Global Finishes Group’s gross profit by $58.8 million, or 24.1 percent of acquisition net sales, and foreign currency translation rate fluctuations increased gross profit by $26.4 million for 2010. The Administrative segment’s gross profit increased by an insignificant amount.
     SG&A increased by $193.3 million due primarily to acquisitions and increased expenses to support higher sales levels in the Paint Stores Group and Global Finishes Group. Acquisitions added $69.3 million of SG&A in 2010, representing 28.4 percent of acquisition net sales. SG&A decreased as a percent of sales to 35.1 percent in 2010 from 35.7 percent in 2009. In the Paint Stores Group, SG&A increased $42.6 million for the year due primarily to increased spending due to the number of new store openings and increased expenses to support higher sales levels. The Consumer Group’s SG&A decreased by $8.2 million for the year due to good expense control. The Global Finishes Group’s SG&A increased by $108.3 million for the year relating primarily to acquisitions SG&A of $69.3 million, or 28.4 percent of acquisition net sales, foreign currency translation rate fluctuations of $17.5 million and increased expenses to support higher sales levels. The Administrative segment’s SG&A increased $50.6 million primarily due to an increase in compensation, including stock-based compensation expense. See Note 13, on page 69 and 70 of this report, for more information concerning stock-based compensation.
     Other general expense — net decreased $29.8 million in 2010 compared to 2009. The decrease was mainly caused by a decrease of $19.8 million in the Administrative segment, primarily due to a decrease in provisions for environmental matters of $17.6 million. In addition, Other general expense — net decreased $8.6 million in the Consumer Group, resulting from adjustments and reduced costs associated with exit or disposal activities as compared to 2009, while insignificant changes occurred in Other general expense — net of the remaining Reportable Operating Segments mainly related to decreases in net losses on the disposition of assets. See Note 14, on page 71 of this report, for more information concerning Other general expense — net.
     Impairments of trademarks decreased $9.7 million in 2010 compared to 2009. As required by the Goodwill and Other Intangibles Topic of the ASC, management performed an annual impairment test of goodwill and indefinite-lived intangible assets as of October 1, 2010. The impairment test in 2010 resulted in no material changes in goodwill and indefinite-lived intangible assets carrying values. However, reductions in the carrying value of $4.5 million were recorded for definite-lived intangible assets whose undiscounted cash flows were lower than the assets carrying values in the Global Finishes Group. The impairment charges are shown as a separate line in the Statements of consolidated income in accordance with the Goodwill and Other Intangibles Topic of the ASC. See Note 5, on pages 51 through 53 of this report, for more information concerning the impairment of intangible assets.
     The $21.9 million Loss on dissolution of a foreign subsidiary in 2009 was a pre-tax expense charged in the Global Finishes Group related to a European subsidiary that was dissolved in the fourth quarter of 2009. See Note 3, on page 51 of this report, for more information concerning the Loss on dissolution of a foreign subsidiary.
     Interest expense, included in the Administrative segment, increased $30.6 million in 2010 versus 2009 due primarily to increased total average debt levels and costs related to the repurchase of a majority of the Company’s 7.45% debentures partially offset by lower borrowing rates.
     Interest and net investment income increased $0.5 million and was not material in any segment.
     Other (income) expense — net fluctuated to $0.8 million income from $1.7 million income in 2009. This change was due primarily to a decrease in unfavorable foreign currency related transactions across all segments from a loss of $4.9 million in 2009, to an immaterial loss in 2010. Partially offsetting the reduction in foreign currency transaction losses was an increase in Net expense from financing and investing activities of $4.0 million primarily in the Administrative segment and increased dividend and royalty income of $0.6 million primarily in the Administrative segment. A decrease in other miscellaneous income and expense items of $2.5 million, primarily in the Administrative segment, accounted for the remaining fluctuation in Other (income) expense - net. See Note 14, on page 71 of this report, for more information concerning Other (income) expense - net.
     Consolidated Income before income taxes in 2010 increased $55.0 million due primarily to an increase in gross profit of $217.9 million, the impact of a loss on dissolution of

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
a foreign subsidiary of $21.9 million in 2009, and a decrease in trademark and goodwill impairment charges of $9.7 million partially offset by an increase in SG&A of $193.3 million, and an increase of $1.2 million in interest expense, interest and net investment income and other expenses. Income before income taxes increased $19.4 million in the Paint Stores Group, $46.6 million in the Consumer Group, and $58.7 million in the Global Finishes Group while the Administrative segment had a negative impact on Income before income taxes of $69.7 million when compared to 2009. Segment profit of all consolidated foreign subsidiaries increased 221.7 percent to $87.0 million for 2010 versus $27.0 million for 2009 due primarily to an increase in gross profit of $131.7 million and the loss on the dissolution of a foreign subsidiary of $21.9 million in 2009. Acquisitions, partially offset by favorable foreign currency translation rates, decreased segment profit of all consolidated foreign subsidiaries by 14.2 percent. Segment profit of all operations other than consolidated foreign subsidiaries decreased 0.8 percent to $590.8 million for 2010 versus $595.8 million for 2009.
     Net income increased $26.6 million in 2010 due to the increase in Income before income taxes partially offset by an increase in the effective tax rate to 31.8 percent in 2010 from 30.0 percent last year. The effective tax rate increase in 2010 compared to 2009 was due primarily to the one-time increase in income tax expense of $11.4 million relating to the Acts. Diluted net income per common share, including charges relating to the Acts $.10 per share, repurchase of a majority of the Company’s 7.45% debentures $.12 per share, and dilution from acquisitions $.10 per share in 2010 and a loss on the dissolution of a foreign subsidiary and impairment charges totaling $.13 per share in 2009, increased 11.4 percent to $4.21 per share for 2010 from $3.78 per share a year ago.
     Management considers a measurement that is not in accordance with U.S. generally accepted accounting principles a useful measurement of the operational profitability of the Company. Some investment professionals also utilize such a measurement as an indicator of the value of profits and cash that are generated strictly from operating activities, putting aside working capital and certain other balance sheet changes. For this measurement, management increases Net income for significant non-operating and non-cash expense items to arrive at an amount known as EBITDA. The reader is cautioned that the following value for EBITDA should not be compared to other entities unknowingly. EBITDA should not be considered an alternative to Net income or Net operating cash as an indicator of operating performance or as a measure of liquidity. The reader should refer to the determination of Net income and Net operating cash in accordance with U.S. generally accepted accounting principles disclosed in the Statements of Consolidated Income and Statements of Consolidated Cash Flows, on pages 42 and 44 of this report. EBITDA as used by management is calculated as follows:

(thousands of dollars)	2010	2009	2008
Net income	$462,485	$435,848	$476,876
Interest expense	70,595	40,026	65,684
Income taxes	215,299	186,969	237,599
Depreciation	140,347	145,186	143,191
Amortization	34,964	25,718	22,320

EBITDA	$923,690	$833,747	$945,670

RESULTS OF OPERATIONS — 2009 vs. 2008
     Shown below are net sales and segment profit and the percentage change for the current period by segment for 2009 and 2008:

	Year Ended December 31,
(thousands of dollars)	2009	2008	Change
Net Sales:
Paint Stores Group	$4,209,353	$4,834,897	-12.9%
Consumer Group	1,225,167	1,272,068	-3.7%
Global Finishes Group	1,653,475	1,865,964	-11.4%
Administrative	6,254	6,798	-8.0%

Net sales	$7,094,249	$7,979,727	-11.1%

	Year Ended December 31,
(thousands of dollars)	2009	2008	Change
Income Before Income Taxes:
Paint Stores Group	$600,176	$647,926	-7.4%
Consumer Group	157,354	140,226	12.2%
Global Finishes Group	65,014	152,216	-57.3%
Administrative	(199,727)	(225,893)	-11.6%

Income before income taxes	$622,817	$714,475	-12.8%

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
     Net sales in the Paint Stores Group in 2009 decreased primarily due to lower paint volume sales that were partially

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
offset by the remaining impact of 2008 selling price increases. Net sales from stores open for more than twelve calendar months decreased 12.9 percent for the full year. During 2009, the Paint Stores Group opened 53 new stores and closed 45 redundant locations for a net increase of 8 stores, increasing the total number of stores in operation at December 31, 2009 to 3,354 in the United States, Canada and the Caribbean. The Paint Stores Group’s objective is to expand its store base an average of three percent each year, primarily through internal growth. The percentage change in total paint sales volume was a decrease in the mid-teens for the year over 2008 partially offset by impact of selling price increases in the first half of 2008. Sales of products other than paint decreased approximately 15.2 percent for the year versus 2008. A discussion of changes in volume versus pricing for sales of products other than paint is not pertinent due to the wide assortment of general merchandise sold.
     Net sales of the Consumer Group decreased due primarily to sluggish DIY demand at most of the Group’s retail customers. Paint volume sales percentage change in the Consumer Group compared to last year was a decrease in the mid-single digits. Sales of aerosols, brushes, rollers, caulk and other paint related products decreased approximately 7.4 percent for the year versus 2008. A discussion of changes in volume versus pricing for sales of products other than paint is not pertinent due to the wide assortment of paint-related merchandise sold. The Consumer Group plans to continue its aggressive promotions of new and existing products in 2010 and continue expanding its customer base and product assortment at existing customers.
     The Global Finishes Group’s net sales in 2009, when stated in U.S. dollars, decreased due primarily to volume decreases and unfavorable currency translation rate changes partially offset by selling price increases and acquisitions. Paint sales volume percentage decreased in the mid-single digits. Acquisitions increased this Group’s net sales in U.S. dollars by 1.5 percent. Unfavorable currency translation rate changes in the year decreased net sales by 4.8 percent for 2009. In 2009, the Global Finishes Group opened 18 new branches and closed 20 locations for a net decrease of 2 branches decreasing the total to 539 branches open in the United States, Canada, Mexico, South America and Asia at year-end. In 2010, the Global Finishes Group expects to continue expanding its worldwide presence and improving its customer base.
     Net sales in the Administrative segment, which primarily consist of external leasing revenue of excess headquarters space and leasing of facilities no longer used by the Company in its primary business, decreased by an insignificant amount in 2009.
     Consolidated gross profit decreased $235.6 million due to lower sales volume but increased as a percent to net sales to 46.0 percent from 43.8 percent in 2008 due primarily to selling price increases initiated over the past 18 months, cost control efforts primarily in the Consumer Group and improved freight and other distribution costs partially offset by incremental site closing costs and higher fixed costs related to reduced manufacturing and distribution volume. The Paint Stores Group’s gross profit for 2009 decreased $163.2 million compared to 2008, but increased as a percent of sales due primarily to lower volume sales that were partially offset by higher selling prices initiated in 2008. The Consumer Group’s gross profit increased $14.4 million and as a percent of sales for 2009 over 2008 due primarily to cost control efforts and reductions in freight and related distribution costs partially offset by lower sales, lower volume throughput in the manufacturing and distribution facilities and incremental costs related to site closings. The Global Finishes Group’s gross profit for 2009 decreased $78.9 million and decreased as a percent of sales due primarily to decreased sales volumes, unfavorable foreign currency translation exchange rate changes, and increased manufacturing and distribution costs relating to lower production volumes. Acquisitions increased Global Finishes Group’s gross profit by $9.3 million, or 32.3 percent of acquisition net sales, and foreign currency translation rate fluctuations decreased gross profit by $29.6 million for 2009. The Administrative segment’s gross profit decreased by an insignificant amount.
     SG&A decreased by $108.8 million due primarily to good expense control. Acquisitions added $15.9 million of SG&A in 2009, representing 40.1 percent of acquisition net sales. SG&A increased as a percent of sales to 35.7 percent in 2009 from 33.1 percent in 2008. In the Paint Stores Group, SG&A decreased $75.9 million for the year due primarily to good SG&A spending control partially offset by increased spending due to the number of new store openings. The Consumer Group’s SG&A increased by $14.7 million for the year due to the impact of acquisition SG&A of $4.3 million, or 39.7 percent of acquisition net sales, and increased spending on customer programs. The Global Finishes Group’s SG&A decreased by $22.1 million for the year relating primarily to foreign currency translation rate fluctuations of $23.7 million and good SG&A spending control that was partially offset by acquisition SG&A of $11.7 million, or 40.3 percent of acquisition net sales. Administrative SG&A expenses decreased $25.5 million in 2009 due primarily to a decrease of $13.6 million in administrative expenses and a decrease in compensation, including stock-based compensation, of $8.2 million.
     Other general expense — net increased $14.3 million in 2009 compared to 2008. The increase was mainly caused

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
by an increase in provisions for environmental matters of $17.8 million in 2009 in the Administrative segment and a $2.0 million increase in costs associated with exit or disposal activities primarily in the Administrative segment. Partially offsetting the increases in general expenses was a decrease in net losses on the disposition of assets of $5.5 million primarily in the Consumer segment. See Note 14, on page 71 of this report, for more information concerning Other general expense — net.
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
     The $21.9 million Loss on dissolution of a foreign subsidiary in 2009 was a pre-tax expense charged in the Global Finishes Group related to a European subsidiary that was dissolved in the fourth quarter of 2009. See Note 3, on page 51 of this report, for more information concerning the Loss on dissolution of a foreign subsidiary.
     Interest expense, included in the Administrative segment, decreased $25.7 million in 2009 versus 2008 due primarily to decreased short-term borrowings at rates that were lower than 2008. Interest and net investment income, not material in any segment, decreased $1.5 million due to a lower level of short-term investments in 2009 when compared to 2008 at lower overall rates. The net of the two combined for an overall decrease of $24.1 million in the aggregate expense.
     Other expense (income) — net fluctuated to $1.7 million income from $5.1 million expense in 2008. This change was due primarily to a decrease in unfavorable foreign currency related transactions across all segments to a loss of $4.9 million in 2009 from a loss of $10.6 million in 2008 and an increase in other miscellaneous income items of $3.9 million. Partially offsetting these increases in income was an increase in Net expense from financing and investing activities of $1.7 million, primarily in the Administrative segment, and reduced dividend and royalty income of $1.1 million, also primarily in the Administrative segment. See Note 14, on page 71 of this report, for more information concerning Other expense (income) — net.
     Consolidated income before income taxes decreased $91.7 million. Selling price increases carried over from 2008 and strict cost control could not fully offset the impact of the decrease in sales volume, resulting in a reduction in Gross profit of $235.6 million. The loss on the dissolution of a foreign subsidiary of $21.9 million and an increase in Other general expense — net of $14.3 million further reduced Income before income taxes. Offsetting the unfavorable impact of these items on Income before income taxes were decreases of $141.3 million in SG&A ($108.8 million), in aggregate interest expense ($25.7 million) and in Other expense (income) — net ($6.8 million). The final component of Income before income taxes was decreased impairment of trademarks and goodwill of $40.5 million below 2008 for the reduction in fair value of certain trademarks and goodwill, which increased Income before income taxes. Income before income taxes decreased $47.8 million in the Paint Stores Group and $87.2 million in the Global Finishes Group partially offset by an increase of $17.1 million in the Consumer Group and a $26.2 million improvement in the Administrative segment when compared to 2008. Segment profit of all consolidated foreign subsidiaries decreased 63.3 percent to $27.0 million for 2009 versus $73.6 million for 2008 due primarily to a decrease in gross profit of $33.8 million and the loss on the dissolution of a foreign subsidiary of $21.9 million. Acquisitions and unfavorable foreign currency translation rates decreased segment profit of all consolidated foreign subsidiaries by 15.0 percent. Segment profit of all operations other than consolidated foreign subsidiaries decreased 7.0 percent to $595.8 million for 2009 versus $640.9 million for 2008.
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
     In order to ensure that the Company’s internal control over financial reporting was effective as of December 31, 2010, we conducted an assessment of its effectiveness under the supervision and with the participation of our management group. This assessment was based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     In 2010, the Company completed the acquisitions of Sayerlack Industrial Coatings, Becker Industrial Products AB and Pinturas Condor S.A. (collectively, the “acquisitions”). As permitted by the Securities and Exchange Commission, management excluded the non-integrated operations of the acquisitions from its assessment of internal control over financial reporting as of December 31, 2010. Non-integrated operations of the acquisitions constituted approximately seven percent of total assets (excluding goodwill and other intangible assets) as of December 31, 2010, and three percent of net sales for the year then ended. Operations of the acquisitions will be included in the Company’s assessment as of December 31, 2011.
     Based on our assessment of internal control over financial reporting under the criteria established in Internal Control — Integrated Framework, we have concluded that, as of December 31, 2010, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting as of December 31, 2010 has been audited by Ernst & Young LLP, an independent registered public accounting firm, and their report on the effectiveness of our internal control over financial reporting is included on page 39 of this report.

C. M. Connor
Chairman and Chief Executive Officer

S. P. Hennessy
Senior Vice President — Finance and Chief Financial Officer

A. J. Mistysyn
Vice President — Corporate Controller

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Shareholders and Board of Directors
The Sherwin-Williams Company
     We have audited The Sherwin-Williams Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Sherwin-Williams Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
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
     As indicated in the accompanying Report of Management on Internal Control over Financial Reporting, the Company completed the acquisition of Sayerlack Industrial Coatings, Becker Industrial Products AB and Pinturas Condor S.A. (collectively, the Acquisitions) in 2010. Management excluded the internal controls of the non-integrated operations of the Acquisitions from its assessment of and conclusion on the effectiveness of internal control over financial reporting as of December 31, 2010. The non-integrated operations of the Acquisitions constituted approximately seven percent of consolidated total assets as of December 31, 2010 and three percent of consolidated net sales for the year then ended. Our audit of internal control over financial reporting of The Sherwin-Williams Company as of December 31, 2010 also did not include an evaluation of and conclusion on the effectiveness of the internal controls over financial reporting of the non-intregrated operations of the Acquisitions.
     In our opinion, The Sherwin-Williams Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Sherwin-Williams Company as of December 31, 2010, 2009 and 2008, and the related statements of consolidated income, cash flows and shareholders’ equity and comprehensive income for each of the three years in the period ended December 31, 2010 and our report dated February 22, 2011 expressed an unqualified opinion thereon.

Cleveland, Ohio
February 22, 2011

REPORT OF MANAGEMENT ON THE
CONSOLIDATED FINANCIAL STATEMENTS
Shareholders
The Sherwin-Williams Company
     We are responsible for the preparation and fair presentation of the consolidated financial statements, accompanying notes and related financial information included in this report of The Sherwin-Williams Company and its consolidated subsidiaries (collectively, the “Company”) as of December 31, 2010, 2009 and 2008 and for the years then ended in accordance with U.S. generally accepted accounting principles. The consolidated financial information included in this report contains certain amounts that were based upon our best estimates, judgments and assumptions that we believe were reasonable under the circumstances.
     We have conducted an assessment of the effectiveness of internal control over financial reporting based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As discussed in the Report of Management on Internal Control Over Financial Reporting on page 38 of this report, we concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010.
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

A. J. Mistysyn
Vice President — Corporate Controller

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE CONSOLIDATED FINANCIAL STATEMENTS
Shareholders and Board of Directors
The Sherwin-Williams Company
     We have audited the accompanying consolidated balance sheets of The Sherwin-Williams Company as of December 31, 2010, 2009 and 2008, and the related statements of consolidated income, cash flows and shareholders’ equity and comprehensive income for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Sherwin-Williams Company at December 31, 2010, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Sherwin-Williams Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2011 expressed an unqualified opinion thereon.

Cleveland, Ohio
February 22, 2011

STATEMENTS OF CONSOLIDATED INCOME
(thousands of dollars except per common share data)

	Year ended December 31,
	2010	2009	2008
Net sales	$7,776,424	$7,094,249	$7,979,727
Cost of goods sold	4,295,346	3,831,080	4,480,927

Gross profit	3,481,078	3,263,169	3,498,800
Percent to net sales	44.8%	46.0%	43.8%

Selling, general and administrative expenses	2,728,122	2,534,775	2,643,580
Percent to net sales	35.1%	35.7%	33.1%

Other general expense — net	3,803	33,620	19,319
Impairment of trademarks and goodwill	4,484	14,144	54,604
Loss on dissolution of a foreign subsidiary		21,923
Interest expense	70,595	40,026	65,684
Interest and net investment income	(2,929)	(2,393)	(3,930)
Other (income) expense — net	(781)	(1,743)	5,068

Income before income taxes	677,784	622,817	714,475
Income taxes	215,299	186,969	237,599

Net income	$462,485	$435,848	$476,876

Net income per common share*:
Basic	$4.28	$3.80	$4.04
Diluted	$4.21	$3.78	$4.00

*	Presented using the two-class method. See Note 16.
See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(thousands of dollars)

	December 31,
	2010	2009	2008
Assets
Current assets:
Cash and cash equivalents	$58,585	$69,329	$26,212
Accounts receivable, less allowance	916,661	696,055	769,985
Inventories:
Finished goods	743,953	630,683	749,405
Work in process and raw materials	173,748	107,805	114,795

	917,701	738,488	864,200
Deferred income taxes	127,348	121,276	97,568
Other current assets	193,427	144,871	151,240

Total current assets	2,213,722	1,770,019	1,909,205

Goodwill	1,102,458	1,014,825	1,006,712
Intangible assets	320,504	279,413	299,963
Deferred pension assets	248,333	245,301	215,637
Other assets	332,100	195,612	124,117
Property, plant and equipment:
Land	106,101	85,166	85,485
Buildings	668,506	600,687	580,216
Machinery and equipment	1,617,530	1,512,218	1,564,221
Construction in progress	34,038	23,086	26,560

	2,426,175	2,221,157	2,256,482
Less allowances for depreciation	1,474,057	1,402,472	1,396,357

	952,118	818,685	860,125

Total Assets	$5,169,235	$4,323,855	$4,415,759

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings	$388,592	$22,674	$516,438
Accounts payable	909,649	674,766	738,093
Compensation and taxes withheld	253,247	176,538	194,787
Accrued taxes	62,547	76,499	58,510
Current portion of long-term debt	7,875	12,267	13,570
Other accruals	442,030	430,924	415,338

Total current liabilities	2,063,940	1,393,668	1,936,736

Long-term debt	648,326	782,670	303,727
Postretirement benefits other than pensions	295,896	283,784	248,603
Other long-term liabilities	551,633	372,783	321,045

Shareholders’ equity:
Common stock — $1.00 par value: 107,020,728, 109,436,869 and 117,035,117 shares outstanding at December 31, 2010, December 31, 2009 and December 31, 2008, respectively	231,346	228,647	227,147
Preferred stock — convertible, no par value: 216,753 shares outstanding at December 31, 2010, December 31, 2009 and December 31, 2008	216,753	216,753	216,753
Unearned ESOP compensation	(216,753)	(216,753)	(216,753)
Other capital	1,222,909	1,068,963	1,016,362
Retained earnings	4,824,489	4,518,428	4,245,141
Treasury stock, at cost	(4,390,983)	(4,007,633)	(3,472,384)
Cumulative other comprehensive loss	(278,321)	(317,455)	(410,618)

Total shareholders’ equity	1,609,440	1,490,950	1,605,648

Total Liabilities and Shareholders’ Equity	$5,169,235	$4,323,855	$4,415,759

See notes to consolidated Financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS
(thousands of dollars)

	Year Ended December 31,
	2010	2009	2008
Operating Activities
Net income	$462,485	$435,848	$476,876
Adjustments to reconcile net income to net operating cash:
Depreciation	140,347	145,186	143,191
Amortization of intangible assets	34,964	25,718	22,320
Impairment of trademarks and goodwill	4,484	14,144	54,604
Loss on dissolution of a foreign subsidiary		21,923
Provisions for environmental-related matters	7,089	24,705	6,947
Provisions for (net credit from) qualified exit costs	(3,811)	21,832	12,081
Deferred income taxes	20,070	(8,605)	30,365
Defined benefit pension plans net cost (credit)	18,104	31,367	(8,171)
Income tax effect of ESOP on other capital	(7,515)	(13,411)	30,628
Stock-based compensation expense	42,276	23,271	41,114
Net increase in postretirement liability	4,627	1,103	2,223
Decrease in non-traded investments	53,407	42,805	44,480
Loss on disposition of assets	2,720	972	6,440
Other	3,330	(436)	8,760
Change in working capital accounts:
(Increase) decrease in accounts receivable	(111,113)	108,190	68,494
(Increase) decrease in inventories	(82,060)	145,867	(2,472)
Increase (decrease) in accounts payable	155,116	(82,607)	16,349
(Decrease) increase in accrued taxes	(19,410)	11,836	(5,778)
Increase (decrease) in accrued compensation and taxes withheld	75,210	(21,579)	(25,610)
Increase (decrease) in refundable income taxes	16,059	(2,267)	5,119
Other	(78,910)	(12,767)	(24,880)
Costs incurred for environmental-related matters	(30,880)	(36,986)	(22,369)
Costs incurred for qualified exit costs	(11,275)	(12,322)	(5,643)
Other	11,276	(4,601)	1,165

Net operating cash	706,590	859,186	876,233

Investing Activities
Capital expenditures	(125,162)	(91,328)	(117,203)
Acquisitions of businesses, net of cash acquired	(298,161)	(15,440)	(68,688)
Proceeds from sale of assets	8,335	5,599	11,130
Increase in other investments	(74,961)	(29,230)	(62,067)

Net investing cash	(489,949)	(130,399)	(236,828)

Financing Activities
Net increase (decrease) in short-term borrowings	357,835	(494,989)	(136,793)
Proceeds from long-term debt	14,798	491,736	19,721
Payments of long-term debt	(159,422)	(20,094)	(6,336)
Costs associated with repurchase of long-term debt	(22,192)
Payments of cash dividends	(156,424)	(162,561)	(165,111)
Proceeds from stock options exercised	102,209	36,596	37,475
Income tax effect of stock-based compensation exercises and vesting	19,676	7,645	11,897
Treasury stock purchased	(375,677)	(530,363)	(392,702)
Other	(4,371)	(10,800)	(6,061)

Net financing cash	(223,568)	(682,830)	(637,910)
Effect of exchange rate changes on cash	(3,817)	(2,840)	(2,608)

Net (decrease) increase in cash and cash equivalents	(10,744)	43,117	(1,113)
Cash and cash equivalents at beginning of year	69,329	26,212	27,325

Cash and cash equivalents at end of year	$58,585	$69,329	$26,212

Taxes paid on income	$137,872	$146,385	$109,408
Interest paid on debt	78,747	41,106	64,929
See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY AND
COMPREHENSIVE INCOME (thousands of dollars except per common share data)

			Unearned				Cumulative
			ESOP				Other
	Common	Preferred	Compen-	Other	Retained	Treasury	Comprehensive
	Stock	Stock	sation	Capital	Earnings	Stock	Loss	Total
Balance at January 1, 2008	$225,577	$324,733	$(324,733)	$897,656	$3,935,485	$(3,074,388)	$(198,603)	$1,785,727
Comprehensive income:
Net income					476,876			476,876
Foreign currency translation							(89,116)	(89,116)
Net actuarial gains (losses) and prior service costs recognized for employee benefit plans, net of taxes of $75,939							(121,561)	(121,561)
Unrealized net losses on securities and derivative instruments used in cash flow hedges, net of taxes of $515							(1,338)	(1,338)

Comprehensive income								264,861
Treasury stock purchased				(838)		(392,702)		(393,540)
Redemption of preferred stock		(107,980)	107,980
Income tax effect of ESOP				30,628				30,628
Stock options exercised	1,275			36,200		(5,294)		32,181
Income tax effect of stock options exercised				11,897				11,897
Restricted stock and stock option grants (net activity)	295			40,819				41,114
Cash dividends—$1.40 per common share					(165,111)			(165,111)
Cumulative-effect adjustment to initially apply new accounting standard related to split-dollar life insurance arrangements					(2,109)			(2,109)

Balance at December 31, 2008	227,147	216,753	(216,753)	1,016,362	4,245,141	(3,472,384)	(410,618)	1,605,648
Comprehensive income:
Net income					435,848			435,848
Foreign currency translation							75,622	75,622
Net actuarial gains (losses) and prior service costs recognized for employee benefit plans, net of taxes of ($10,285)							17,168	17,168
Unrealized net gains on securities and derivative instruments used in cash flow hedges, net of taxes of ($144)							373	373

Comprehensive income								529,011
Treasury stock purchased						(530,363)		(530,363)
Income tax effect of ESOP				(13,411)				(13,411)
Stock options exercised	1,071			35,525		(4,886)		31,710
Income tax effect of stock options exercised				7,645				7,645
Restricted stock and stock option grants (net activity)	429			22,842				23,271
Cash dividends—$1.42 per common share					(162,561)			(162,561)

Balance at December 31, 2009	228,647	216,753	(216,753)	1,068,963	4,518,428	(4,007,633)	(317,455)	1,490,950
Comprehensive income:
Net income					462,485			462,485
Foreign currency translation							25,131	25,131
Net actuarial gains (losses) and prior service costs recognized for employee benefit plans, net of taxes of ($8,948)							13,527	13,527
Unrealized net gains on securities, net of taxes of ($183)							476	476

Comprehensive income								501,619
Treasury stock purchased						(375,677)		(375,677)
Income tax effect of ESOP				(7,515)				(7,515)
Stock options exercised	2,351			99,857		(7,673)		94,535
Income tax effect of stock options exercised				19,676				19,676
Restricted stock and stock option grants (net activity)	348			41,928				42,276
Cash dividends—$1.44 per common share					(156,424)			(156,424)

Balance at December 31, 2010	$231,346	$216,753	$(216,753)	$1,222,909	$4,824,489	$(4,390,983)	$(278,321)	$1,609,440

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
     Investments in securities: Investments classified as available-for-sale are carried at market value. See the recurring fair value measurement table on page 47.
     Non-traded investments: The Company has invested in the U.S. affordable housing and historic renovation real estate markets. These non-traded investments have been identified as variable interest entities. However, because the Company does not have the power to direct the day-to-day operations of the investments and the risk of loss is limited to the amount of contributed capital, the Company is not considered the primary beneficiary. In accordance with the Consolidation Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), the investments are not consolidated. The Company uses the effective yield method to determine the carrying value of the investments. Under the effective yield method, the initial cost of the investments is amortized over the period that the tax credits are recognized. The carrying amounts of the investments, included in Other assets, were $198,023, $88,249 and $33,095 at December 31, 2010, 2009 and 2008, respectively. The liabilities recorded on the balance sheets for estimated future capital contributions to the investments were $194,807, $82,564 and $30,172 at December 31, 2010, 2009 and 2008, respectively.
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

	December 31,
	2010		2009		2008
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value
Publicly traded debt	$632,375	$662,193	$768,300	$741,989	$284,014	$291,464
Non-traded debt	23,826	22,454	26,637	25,105	33,283	29,805

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     Derivative instruments: The Company utilizes derivative instruments as part of its overall financial risk management policy. The Company entered into option and forward currency exchange contracts in 2010, 2009 and 2008 primarily to hedge against foreign currency risk exposure. See Note 14. During 2009 and 2008, the Company entered into swaps to partially hedge forecasted future commodity purchases. These hedges were designated as cash flow hedges under the Derivatives and Hedging Topic of the ASC. There were no derivative contracts outstanding at December 31, 2010. The fair values of these derivative instruments were included in Other current assets or Other accruals and were insignificant at December 31, 2009 and 2008. During 2009 and 2008, the Company reclassified insignificant gains and losses from Cumulative other comprehensive loss into earnings. The Company does not use derivative instruments for speculative purposes.
     Fair value measurements. The following tables summarize the Company’s assets and liabilities measured on a recurring and non-recurring basis in accordance with the Fair Value Measurements and Disclosures Topic of the ASC:
Assets and Liabilities Reported at Fair Value on a Recurring Basis

		Quoted Prices in		Significant
	Fair Value at	Active Markets	Significant Other	Unobservable
	December 31,	for Identical	Observable Inputs	Inputs
	2010	Assets (Level 1)	(Level 2)	(Level 3)
Assets:
Deferred compensation plan asset (a)	$18,235	$14,557	$3,678

Total assets at fair value	$18,235	$14,557	$3,678

Liabilities:
Deferred compensation plan liability (b)	$22,905	$22,905

Total liabilities at fair value	$22,905	$22,905

(a)	The deferred compensation plan asset consists of the investment funds maintained for the future payments under the Company’s executive deferred compensation plan, which is structured as a rabbi trust. The investments are marketable securities accounted for under the Debt and Equity Securities Topic of the ASC. The level 1 investments are valued using quoted market prices multiplied by the number of shares. The level 2 investments are valued based on vendor or broker models. The cost basis of the investment funds is $17,423.

(b)	The deferred compensation plan liability represents the value of the Company’s liability under its deferred compensation plan based on quoted market prices.
Assets and Liabilities Reported at Fair Value on a Nonrecurring Basis

		Quoted Prices in		Significant
	Fair Value at	Active Markets	Significant Other	Unobservable
	December 31,	for Identical	Observable	Inputs
	2010	Assets (Level 1)	Inputs (Level 2)	(Level 3)
Trademarks (a)	$2,709			$2,709
Fixed assets (b)	1,721		$1,721

	$4,430		$1,721	$2,709

(a)	As a result of the 2010 annual impairment test performed in accordance with the Intangibles Topic of the ASC, trademarks with a carrying value of $2,829 were written down to their calculated fair value of $2,709. In addition, finite-lived trademarks with a carrying value of $4,364 were written-down to their immaterial estimated net realizable value. See Note 5.

(b)	Fixed assets totaling $5,062 were written down to their estimated net realizable value of $1,721 in accordance with the Disposal of Long-Lived Assets Subtopic of ASC 360. See Note 5.
     Accounts receivable and allowance for doubtful accounts. Accounts receivable were recorded at the time of credit sales net of provisions for sales returns and allowances. The Company recorded an allowance for doubtful accounts of $59,310, $44,755 and $40,760 at December 31, 2010, 2009 and 2008, respectively, to reduce Accounts receivable to their estimated net realizable value. The allowance was based on an analysis of historical bad debts, a review of the aging of Accounts receivable and the current creditworthiness of customers. All provisions for allowances for doubtful collection of accounts are related to the creditworthiness of accounts and are included in Selling, general and administrative expenses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     Reserve for obsolescence. The Company recorded a reserve for obsolescence of $74,372, $70,941 and $57,305 at December 31, 2010, 2009 and 2008, respectively, to reduce Inventories to their estimated net realizable value.
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
     Accumulated amortization of finite-lived intangible assets was $228,633, $199,692 and $165,566 at December 31, 2010, 2009 and 2008, respectively. See Note 5.
     Impairment of long-lived assets. In accordance with the Property, Plant and Equipment Topic of the ASC, management evaluates the recoverability and estimated remaining lives of long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed. See Notes 5 and 6.
     Property, plant and equipment. Property, plant and equipment is stated on the basis of cost. Depreciation is provided by the straight-line method. Depreciation and amortization are included in the appropriate Cost of goods sold or Selling, general and administrative expense caption on the Statements of Consolidated Income. Included in Property, plant and equipment are leasehold improvements. The major classes of assets and ranges of annual depreciation rates are:

Buildings	2.5% – 20.0%
Machinery and equipment	5.0% – 20.0%
Furniture and fixtures	10.0% – 33.3%
Automobiles and trucks	10.0% – 33.3%
     Standby letters of credit. The Company occasionally enters into standby letter of credit agreements to guarantee various operating activities. These agreements provide credit availability to the various beneficiaries if certain contractual events occur. Amounts outstanding under these agreements totaled $22,300, $29,786 and $28,358 at December 31, 2010, 2009 and 2008, respectively.
     Product warranties. The Company offers product warranties for certain products. The specific terms and conditions of such warranties vary depending on the product or customer contract requirements. Management estimated the costs of unsettled product warranty claims based on historical results and experience and included an amount in Other accruals. Management periodically assesses the adequacy of the accrual for product warranty claims and adjusts the accrual as necessary. Changes in the Company’s accrual for product warranty claims during 2010, 2009 and 2008, including customer satisfaction settlements during the year, were as follows:

	2010	2009	2008
Balance at January 1	$22,214	$18,029	$19,596
Charges to expense	23,092	31,367	31,339
Settlements	(22,203)	(27,182)	(32,906)

Balance at December 31	$23,103	$22,214	$18,029

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
     Employee stock purchase and savings plan and preferred stock. The Company accounts for the employee stock purchase and savings plan (ESOP) in accordance with the Employee Stock Ownership Plans Subtopic of the Compensation — Stock Ownership Topic of the ASC. The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
Company recognized compensation expense for amounts contributed to the ESOP and the ESOP used dividends on unallocated preferred shares to service debt. Unallocated preferred shares held by the ESOP were not considered outstanding in calculating earnings per share of the Company. See Note 12.
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
     Cumulative other comprehensive loss. At December 31, 2010, the ending balance of Cumulative other comprehensive loss included adjustments for foreign currency translation of $131,160, net prior service costs and net actuarial losses related to pension and other postretirement benefit plans of $148,006 and unrealized net gains on marketable equity securities of $845. At December 31, 2009 and 2008 the ending balance of Cumulative other comprehensive loss included adjustments for foreign currency translation of $156,291 and $231,913, respectively, net prior service costs and net actuarial losses related to pension and other postretirement benefit plans of $161,533 and $178,701, respectively, and unrealized gains (losses) on marketable equity securities and derivative instruments used in cash flow hedges of $369 and $(4), respectively.
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
     Costs of goods sold. Included in Costs of goods sold were costs for materials, manufacturing, distribution and related support. Distribution costs included all expenses related to the distribution of products including inbound freight charges, purchase and receiving costs, warehousing costs, internal transfer costs and all costs incurred to ship products. Also included in Costs of goods sold were total technical expenditures, which included research and development costs, quality control, product formulation expenditures and other similar items. Research and development costs included in technical expenditures were $39,883, $40,425 and $37,469 for 2010, 2009 and 2008 respectively.
     Selling, general and administrative expenses. Selling costs included advertising expenses, marketing costs, employee and store costs and sales commissions. The cost of advertising was expensed as incurred. The Company incurred $217,637, $218,370 and $233,604 in advertising costs during 2010, 2009 and 2008 respectively. General and administrative expenses included human resources, legal, finance and other support and administrative functions.
     Earnings per share. Shares of preferred stock held in an unallocated account of the ESOP (see Note 12) and common stock held in a revocable trust (see Note 11) were not considered outstanding shares for basic or diluted income per common share calculations. All references to “shares” or “per share” information throughout this report relate to common shares and are stated on a diluted per common share basis, unless otherwise indicated. Basic and diluted net income per common share were calculated using the two-class method in accordance with the Earnings Per Common Share Topic of the ASC. Basic net income per common share amounts were computed based on the weighted-average number of common shares outstanding during the year. Diluted net income per common share amounts were computed based on the weighted-average number of common shares outstanding plus all dilutive securities potentially outstanding during the year. See Note 16.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     Impact of recently issued accounting standards. In February 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-9, which amends the Subsequent Events Topic of the ASC to eliminate the requirement for public companies to disclose the date through which subsequent events have been evaluated. The Company will continue to evaluate subsequent events through the date of the issuance of the financial statements, however, consistent with the guidance, this date will no longer be disclosed. ASU 2010-9 does not have any impact on the Company’s results of operations, financial condition or liquidity.
     Effective January 1, 2010, the Company adopted FAS No. 166, “Accounting for Transfers of Financial Assets” (now codified in the Transfers and Servicing Topic of the ASC) and FAS No. 167, “Amendments to FASB Interpretation (FIN) No. 46(R)” (now codified in the Consolidation Topic of the ASC). FAS No. 166 removes the concept of a qualifying special-purpose entity (SPE) from FAS No. 140 and eliminates the exception for qualifying SPEs from the consolidation guidance of FIN No. 46(R). FAS No. 167 changes the analysis that must be performed to determine the primary beneficiary of a variable interest entity (VIE), amends certain guidance in FIN No. 46(R) for determining whether an entity is a VIE and requires enhanced disclosures about involvement with VIEs. The statements do not have a significant impact on the Company’s results of operations, financial condition, liquidity or disclosures.
     Reclassification. Certain amounts in the 2009 and 2008 consolidated financial statements have been reclassified to conform to the 2010 presentation.
NOTE 2 — ACQUISITIONS
     All acquisitions have been accounted for as purchases and their results of operations have been included in the consolidated financial statements since the date of acquisition.
     Effective October 1, 2010, the Company acquired Pinturas Condor S.A. (Pinturas Condor), the leading paint and coatings company in Ecuador. Pinturas Condor develops and manufactures products to the architectural, industrial and automotive vehicle refinish markets and sells them to a combination of company-owned paint stores and exclusive dealers. Included in the Global Finishes Group, Pinturas Condor strengthens the Company’s product finish market position in Ecuador.
     Effective September 1, 2010, the Company acquired Becker Industrial Products AB (Acroma). Headquartered in Stockholm, Sweden, Acroma is one of the largest manufacturers of industrial wood coatings globally and a technology leader in water, UV and other wood coatings. Included in the Global Finishes Group, Acroma strengthens the Company’s growing global platform for product finishes.
     Effective April 1, 2010, the Company acquired Sayerlack Industrial Coatings (Sayerlack). Headquartered in Pianoro, Italy, Sayerlack is a leading coatings innovator in the joinery, furniture and cabinets markets, and is one of the largest manufacturers of industrial wood coatings in Europe and a technology leader in polyurethane, water and UV coatings. Included in the Global Finishes Group, Sayerlack strengthens the Company’s growing global platform for product finishes.
     The aggregate consideration paid for Pinturas Condor, Acroma and Sayerlack was $298,161, net of cash acquired. All three acquisitions resulted in the recognition of goodwill and intangible assets. See Note 5.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
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
     The following unaudited pro-forma summary presents consolidated financial information as if Pinturas Condor, Acroma, Sayerlack, Altax, Euronavy, Wagman, Inchem and Becker had been acquired at the beginning of each period presented. The unaudited pro-forma consolidated financial information does not necessarily reflect the actual results that would have occurred had the acquisitions taken place on January 1, 2008 or the future results of operations of the combined companies under ownership and operation of the Company.

	2010	2009	2008
Net sales	$8,064,976	$7,580,768	$8,627,385
Net income	464,353	440,007	489,718
Net income per common share:
Basic	4.29	3.84	4.15
Diluted	4.22	3.81	4.10
NOTE 3 — LOSS ON DISSOLUTION OF A FOREIGN SUBSIDIARY
     In the fourth quarter of 2009, the Company dissolved an insolvent European subsidiary resulting in a pre-tax expense of $21,923 consisting primarily of current and non-current asset write-downs of $11,637 and severance expense of $5,161. The majority of the severance expense was paid in 2010, and the remaining amount will be paid in 2011. The expense was recorded as a separate line item on the Statements of Consolidated Income due to the significant nature of the dissolution. The Company restructured other business units to maintain service to the majority of its European customers. The impact of the expense on basic and diluted net income per common share for 2009 was $.05 per share.
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

	2010	2009	2008
Percentage of total inventories on LIFO	76%	83%	86%
Excess of FIFO over LIFO	$277,164	$250,454	$321,280
(Decrease) increase in net income due to LIFO	(16,394)	43,650	(49,184)
(Decrease) increase in net income per common share due to LIFO	(.15)	.38	(.41)
NOTE 5 — GOODWILL, INTANGIBLE AND LONG-LIVED ASSETS
     During 2010, the Company recognized $79,909 of goodwill and $18,007 of trademarks in the acquisitions of Sayerlack, Acroma and Pinturas Condor. Customer relationships valued at $35,886 recognized in the acquisitions of Acroma and Pinturas Condor are being amortized over periods of 15 and 19 years, respectively, from the date of acquisition.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
determine the fair value for the assets to measure any potential impairment.
     During 2010, a reduction in the carrying value of property, plant and equipment associated with one manufacturing facility closed during 2009 was recorded (see Note 6). In addition, finite-lived intangible assets and property, plant and equipment in the Global Finishes Group had reductions in carrying value of $4,364 and $2,177, respectively, due to undiscounted cash flow projections below carrying values.
     During 2009, reductions in the carrying value of property, plant and equipment associated with two manufacturing facilities closed during the year were recorded (see Note 6). There were no other significant reductions in carrying value of long-lived assets in 2009.
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
     The annual impairment review performed as of October 1, 2010 resulted in a trademark impairment in the Paint Stores Group of $120 and no goodwill impairment. The trademark impairment related primarily to lower-than-anticipated sales of an acquired brand.
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
     Amortization of finite-lived intangible assets is as follows for the next five years: $24,187 in 2011, $22,645 in 2012, $18,402 in 2013 and $15,222 in 2014 and $12,375 in 2015.
     A summary of changes in the Company’s carrying value of goodwill by reportable operating segment is as follows:

	Paint Stores	Consumer	Global Finishes	Consolidated
Goodwill	Group	Group	Group	Totals
Balance at January 1, 2008	$274,250	$689,635	$32,728	$996,613
Acquisitions	10,133		14,250	24,383
Impairment charged to operations		(8,113)	(791)	(8,904)
Currency and other adjustments	1,042	1,842	(8,264)	(5,380)

Balance at December 31, 2008 (a)	285,425	683,364	37,923	1,006,712
Acquisitions		4,147		4,147
Currency and other adjustments	20	(899)	4,845	3,966

Balance at December 31, 2009 (a)	285,445	686,612	42,768	1,014,825
Acquisitions			79,909	79,909
Currency and other adjustments	1,299	2,776	3,649	7,724

Balance at December 31, 2010 (a)	$286,744	$689,388	$126,326	$1,102,458

(a)	Net of accumulated impairment losses of $8,904 ($8,113 in the Consumer Group and $791 in the Global Finishes Group).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     A summary of the Company’s carrying value of intangible assets is as follows:

				Trademarks	Total
	Finite-lived intangible assets			with indefinite	intangible
	Software	All other	Subtotal	lives	assets
December 31, 2010
Weighted-average amortization period	8 years	13 years	11 years
Gross	$107,141	$254,462	$361,603
Accumulated amortization	(57,480)	(171,153)	(228,633)

Net value	$49,661	$83,309	$132,970	$187,534	$320,504

December 31, 2009
Weighted-average amortization period	9 years	10 years	9 years
Gross	$90,263	$218,621	$308,884
Accumulated amortization	(47,140)	(152,552)	(199,692)

Net value	$43,123	$66,069	$109,192	$170,221	$279,413

December 31, 2008
Weighted-average amortization period	9 years	9 years	9 years
Gross	$81,236	$199,746	$280,982
Accumulated amortization	(35,856)	(129,710)	(165,566)

Net value	$45,380	$70,036	$115,416	$184,547	$299,963

NOTE 6 — EXIT OR DISPOSAL ACTIVITIES
     Management is continually re-evaluating the Company’s operating facilities, including acquired operating facilities, against its long-term strategic goals. Liabilities associated with exit or disposal activities are recognized as incurred in accordance with the Exit or Disposal Cost Obligations Topic of the ASC. Provisions for qualified exit costs are made at the time a facility is no longer operational. Qualified exit costs primarily include post-closure rent expenses, incremental post-closure costs and costs of employee terminations. Adjustments may be made to liabilities accrued for qualified exit costs if information becomes available upon which more accurate amounts can be reasonably estimated. Concurrently, property, plant and equipment is tested for impairment in accordance with the Property, Plant and Equipment Topic of the ASC, and if impairment exists, the carrying value of the related assets is reduced to estimated fair value. Additional impairment may be recorded for subsequent revisions in estimated fair value. Adjustments to prior provisions and additional impairment charges for property, plant and equipment of closed sites being held for disposal are recorded in Other general expense — net.
     During 2010, 23 stores and branches were closed due to lower demand or redundancy. Provisions for severance and other qualified exit costs of $1,314, $457 and $182 were charged to the Global Finishes Group, Consumer Group and Paint Stores Group, respectively. In addition, there were adjustments to prior provisions related to manufacturing facilities, distribution facilities, stores and branches closed in 2009. Adjustments to prior provisions of $(5,764) were recorded. In 2010, a reduction of $1,164 in the carrying value of the property, plant and equipment associated with a manufacturing facility closed in 2009 was recorded.
     During 2009, four manufacturing facilities and 65 stores and branches were closed due to lower demand or redundancy. Provisions for severance and other qualified exit costs of $4,766, $9,855 and $5,243 were charged to the Paint Stores Group, Consumer Group and Global Finishes Group, respectively. In addition, there were adjustments to prior provisions related to manufacturing facilities, distribution facilities, stores and branches closed in 2008. Adjustments to prior provisions of $1,968 were recorded. In 2009, a reduction of $5,404 in the carrying value of the property, plant and equipment associated with two manufacturing facilities closed during the year was recorded. Also during 2009, reductions of $571 in estimated fair value of property, plant and equipment in certain manufacturing facilities closed in 2008 or prior was recorded.
     During 2008, four manufacturing and three distribution facilities, five administrative offices and 92 stores and branches were closed. The closure and disposal of two manufacturing facilities and two administrative offices in the Paint Stores Group were planned at the time of acquisition. Total qualified exit costs of $1,668 related to the acquired facilities were included as part of the purchase price allocations in accordance with business combination accounting standards in effect at the time of acquisition. One additional manufacturing and two distribution facilities and 79 stores in the Paint Stores Group, one manufacturing and one distribution facility in the Consumer Group, and three administrative offices and 14 branches in the Global Finishes Group were closed due to excess capacity or redundancy. Provisions of $7,090 for qualified exit costs resulting from the closure of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
these facilities were recorded in Cost of goods sold or Selling, general and administrative expenses in 2008. Of the total provisions, $5,448 was charged to the Paint Stores Group, $915 was charged to the Consumer Group and $727 was charged to the Global Finishes Group. In 2008, a reduction of $468 in the carrying value of the property, plant and equipment associated with two manufacturing facilities closed during the year was recorded. Also during 2008, reductions of $473 in estimated fair value of property, plant and equipment in certain manufacturing facilities closed in 2007 or prior were recorded as additional impairments.
     At December 31, 2010, a portion of the remaining accrual for qualified exit costs relating to facilities shutdown prior to 2008 is expected to be incurred by the end of 2011. The remaining portion of the ending accrual for facilities shutdown prior to 2008 primarily represented post-closure contractual and demolition expenses related to certain owned facilities which are closed and being held for disposal or involved in ongoing environmental-related activities. The Company cannot reasonably estimate when such matters will be concluded to permit disposition.
     The following table summarizes the activity and remaining liabilities associated with qualified exit costs:

			Actual	Adjustments to
	Balance at	Provisions in	expenditures	prior provisions	Balance at
	December 31,	Cost of goods	charged to	in Other general	December 31,
Exit Plan	2009	sold or SG&A	accrual	expense - net	2010
Global Finishes Group branches shutdown in 2010:
Severance and related costs		$31	$(31)
Other qualified exit costs		1,283	(169)		$1,114

Paint Stores Group stores shutdown in 2010:
Other qualified exit costs		182	(178)		4

Paint Stores Group stores shutdown in 2009:
Other qualified exit costs	$3,213		(1,213)	$22	2,022

Consumer Group manufacturing facilities shutdown in 2009:
Severance and related costs	4,532	457	(3,534)	(1,455)
Other qualified exit costs	2,258		(612)	(925)	721

Global Finishes Group manufacturing facility and branches shutdown in 2009:
Severance and related costs	204		(78)	(126)
Other qualified exit costs	3,703		(1,288)	(595)	1,820

Paint Stores Group manufacturing and distribution facilities, administrative offices and stores shutdown in 2008:
Severance and related costs	70		(66)	(4)
Other qualified exit costs	5,426		(1,864)	(504)	3,058

Consumer Group manufacturing and distribution facilities shutdown in 2008:
Severance and related costs	311			(311)
Other qualified exit costs	83		(60)	219	242

Global Finishes Group administrative offices and branches shutdown in 2008:
Other qualified exit costs	88		(88)

Other qualified exit costs for facilities shutdown prior to 2008	11,245		(2,094)	(2,085)	7,066

Totals	$31,133	$1,953	$(11,275)	$(5,764)	$16,047

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

			Actual	Adjustments to
	Balance at	Provisions in	expenditures	prior provisions	Balance at
	December 31,	Cost of goods	charged to	in Other general	December 31,
Exit Plan	2008	sold or SG&A	accrual	expense - net	2009
Paint Stores Group stores shutdown in 2009:
Other qualified exit costs		$3,898	$(685)		$3,213

Consumer Group manufacturing facilities shutdown in 2009:
Severance and related costs		7,345	(2,813)		4,532
Other qualified exit costs		2,428	(170)		2,258

Global Finishes Group manufacturing facility and branches shutdown in 2009:
Severance and related costs		629	(425)		204
Other qualified exit costs		4,614	(911)		3,703

Paint Stores Group manufacturing and distribution facilities, administrative offices and stores shutdown in 2008:
Severance and related costs	$324	868	(937)	$(185)	70
Other qualified exit costs	4,450		(2,602)	3,578	5,426

Consumer Group manufacturing and distribution facilities shutdown in 2008:
Severance and related costs	449	82	(33)	(187)	311
Other qualified exit costs	150		(67)		83

Global Finishes Group administrative offices and branches shutdown in 2008:
Severance and related costs	397		(397)
Other qualified exit costs	240		(294)	142	88

Paint Stores Group manufacturing facility shutdown in 2007:
Severance and related costs	33		(9)	(24)
Other qualified exit costs	1,859		(430)	149	1,578

Consumer Group manufacturing facility shutdown in 2007:
Other qualified exit costs	2,036			130	2,166

Other qualified exit costs for facilities shutdown prior to 2007	11,686		(2,550)	(1,635)	7,501

Totals	$21,624	$19,864	$(12,323)	$1,968	$31,133

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

		Provisions in	Actual	Adjustments to
	Balance at	Cost of goods	expenditures	prior provisions	Balance at
	January 1,	sold, SG&A	charged to	in Other general	December 31,
Exit Plan	2008	or acquired	accrual	expense - net	2008
Paint Stores Group manufacturing and distribution facilities, administrative offices and stores shutdown in 2008:
Severance and related costs		$1,722	$(1,363)	$(35)	$324
Other qualified exit costs		5,394	(1,370)	426	4,450
Consumer Group manufacturing and distribution facilities shutdown in 2008:
Severance and related costs		915	(847)	381	449
Other qualified exit costs				150	150
Global Finishes Group administrative offices and branches shutdown in 2008:
Severance and related costs		420	(23)		397
Other qualified exit costs		307	(67)		240
Paint Stores Group manufacturing facility shutdown in 2007:
Severance and related costs	$650		(550)	(67)	33
Other qualified exit costs	1,726		(433)	566	1,859
Consumer Group manufacturing facility shutdown in 2007:
Other qualified exit costs				2,036	2,036
Other qualified exit costs for facilities shutdown prior to 2006	11,142		(990)	1,534	11,686

Totals	$13,518	$8,758	$(5,643)	$4,991	$21,624

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
     Health care plans. The Company provides certain domestic health care plans that are contributory and contain cost-sharing features such as deductibles and coinsurance. There were 17,841, 18,292 and 19,403 active employees entitled to receive benefits under these plans as of December 31, 2010, 2009 and 2008, respectively. The cost of these benefits for active employees, which includes claims incurred and claims incurred but not reported, amounted to $144,927, $152,316 and $131,384 for 2010, 2009 and 2008, respectively.
     Defined contribution pension plans. The Company’s annual contribution for its domestic defined contribution pension plan was $22,512, $23,131 and $37,210 for 2010, 2009 and 2008, respectively. Prior to July 1, 2009, the contribution was based on six percent of compensation for covered employees. Effective July 1, 2009, the contribution percentage was changed to a range from two percent to seven percent based on an age and service formula. Assets in employee accounts of the domestic defined contribution pension plan are invested in various mutual funds as directed by the participants. These mutual funds did not own a significant number of shares of the Company’s common stock.
     The Company’s annual contribution for its foreign defined contribution pension plans, which is based on various percentages of compensation for covered employees up to certain limits, was $3,968, $2,636 and $2,883 for 2010, 2009 and 2008, respectively. Assets in employee accounts of the foreign defined contribution pension plans are invested in various mutual funds. These mutual funds did not own a significant number of shares of the Company’s common stock.
     Defined benefit pension plans. The Company has one salaried and one hourly domestic defined benefit pension plan,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
and fourteen foreign defined benefit pension plans, including two European plans acquired in connection with the 2010 acquisition of Acroma. All participants in the domestic salaried defined benefit pension plan prior to January 1, 2002 retain the previous defined benefit formula for computing benefits with certain modifications for active employees. Eligible domestic salaried employees hired or re-hired on or after January 1, 2002 become participants in the revised domestic salaried defined benefit pension plan upon completion of six months of service. All employees who became participants on or after January 1, 2002 and before January 1, 2005 were credited with certain contribution credits equivalent to six percent of their salary. All employees who became participants on or after January 1, 2005 are credited with certain contribution credits that range from two percent to seven percent of compensation based on an age and service formula. Effective July 1, 2009, the domestic salaried defined benefit pension plan was revised, and all employees who become participants on or after January 1, 2002 are credited with certain contribution credits that range from two percent to seven percent of compensation based on an age and service formula. Contribution credits are converted into units to account for each participant’s benefits. Participants will receive a variable annuity benefit upon retirement or a lump sum distribution upon termination (if vested). The variable annuity benefit is subject to the hypothetical returns achieved on each participant’s allocation of units from investments in various investment funds as directed by the participant. Contribution credits to the revised domestic salaried defined benefit pension plan are being funded through existing plan assets.
     At December 31, 2010, the domestic salaried defined benefit pension plan was overfunded, with a projected benefit obligation of $261,996, fair value of plan assets of $502,707 and excess plan assets of $240,711. The domestic hourly defined benefit pension plan was overfunded, with a projected benefit obligation of $128,261, fair value of plan assets of $132,018 and excess plan assets of $3,757. The plans are funded in accordance with all applicable regulations as of December 31, 2010 and no funding will be required in 2011. At December 31, 2009, the domestic salaried defined benefit pension plan was overfunded, with a projected benefit obligation of $211,635, fair value of plan assets of $454,239 and excess plan assets of $242,604, and the domestic hourly defined benefit pension plan was underfunded, with a projected benefit obligation of $127,640, fair value of plan assets of $122,808 and a deficiency of plan assets of $4,832. At December 31, 2008, the domestic salaried defined benefit pension plan was overfunded, with a projected benefit obligation of $215,253, fair value of plan assets of $429,878 and excess plan assets of $214,625, and the domestic hourly defined benefit pension plan was underfunded, with a projected benefit obligation of $100,260, fair value of plan assets of $73,609 and a deficiency of plan assets of $26,651.
     At December 31, 2010, seven of the Company’s foreign defined benefit pension plans were underfunded, with combined projected benefit obligations, fair values of net assets and deficiencies of plan assets of $65,797, $54,504 and $11,292, respectively. An increase of $10,761 from 2009 in the combined projected benefit obligations of all foreign defined benefit pension plans was primarily due to the two acquired European plans.
     The Company expects to make the following benefit payments for all domestic and foreign defined benefit pension plans: $34,275 in 2011; $33,325 in 2012; $33,305 in 2013; $33,442 in 2014; $33,587 in 2015; and $170,334 in 2016 through 2020.
     The estimated net actuarial losses and prior service costs for the defined benefit pension plans that are expected to be amortized from Cumulative other comprehensive loss into the net pension costs in 2011 are $19,268 and $1,635, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     The following table summarizes the components of the net pension costs (credits) and Cumulative other comprehensive loss related to the defined benefit pension plans:

	Domestic			Foreign
	Defined Benefit Pension Plans			Defined Benefit Pension Plans
	2010	2009	2008	2010	2009	2008
Net pension costs (credits):
Service costs	$16,906	$17,070	$20,030	$2,061	$1,226	$2,517
Interest costs	18,028	18,124	18,003	4,266	3,036	4,382
Expected returns on plan assets	(42,311)	(36,828)	(52,951)	(2,842)	(1,810)	(2,785)
Amortization of prior service costs	1,661	1,493	1,476	29	47	204
Amortization of actuarial losses	18,943	28,723		1,363	325	962

Ongoing pension costs (credits)	13,227	28,582	(13,442)	4,877	2,824	5,280
Settlement credits					(39)	(9)

Net pension costs (credits)	13,227	28,582	(13,442)	4,877	2,785	5,271
Other changes in plan assets and projected benefit obligation recognized in Cumulative other comprehensive loss (before taxes):
Net actuarial losses (gains) arising during the year	681	(49,250)	227,878	(10,043)	14,922	(7,996)
Prior service costs during the year		1,086	239			171
Amortization of prior service costs	(1,661)	(1,493)	(1,476)	(29)	(47)	(204)
Amortization of actuarial losses	(18,943)	(28,723)		(1,363)	(286)	(953)
Exchange rate (loss) gain recognized during the year				(1,536)	1,717	(2,306)

Total recognized in Cumulative other comprehensive loss	(19,923)	(78,380)	226,641	(12,971)	16,306	(11,288)

Total recognized in net pension costs (credits) and Cumulative other comprehensive loss	$(6,696)	$(49,798)	$213,199	$(8,094)	$19,091	$(6,017)

     The Company employs a total return investment approach for the domestic and foreign defined benefit pension plan assets. A mix of equities and fixed income investments are used to maximize the long-term return of assets for a prudent level of risk. In determining the expected long-term rate of return on defined benefit pension plan assets, management considers the historical rates of return, the nature of investments and an expectation of future investment strategies. The target allocations for plan assets are 45–65 percent equity securities and 30–40 percent fixed income securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     The following tables summarize the fair value of the defined benefit pension plan assets at December 31, 2010 and 2009:

		Quoted Prices in		Significant
	Fair Value at	Active Markets for	Significant Other	Unobservable
	December 31,	Identical Assets	Observable Inputs	Inputs
	2010	(Level 1)	(Level 2)	(Level 3)
Investments at fair value:
Short-term investments (a)	$33,050		$33,050
Equity investments (b)	463,108	$257,616	205,492
Fixed income investments (c)	185,163	101,227	78,401	$5,535
Other assets (d)	19,152			19,152

	$700,473	$358,843	$316,943	$24,687

		Quoted Prices in		Significant
	Fair Value at	Active Markets for	Significant Other	Unobservable
	December 31,	Identical Assets	Observable Inputs	Inputs
	2009	(Level 1)	(Level 2)	(Level 3)
Investments at fair value:
Short-term investments (a)	$51,688		$51,688
Equity investments (b)	430,550	$248,138	182,412
Fixed income investments (c)	132,951	91,741	35,945	$5,265
Other assets (d)	17,728			17,728

	$632,917	$339,879	$270,045	$22,993

(a)	- This category includes a full range of high quality, short-term money market securities.

(b)	- This category includes actively managed equity assets that track primarily to the S&P 500.

(c)	- This category includes government and corporate bonds that track primarily to the Barclays Capital Aggregate Bond Index.

(d)	- This category consists of venture capital funds.
     The following tables summarize the changes in the fair value of the defined benefit pension plan assets classified as level 3 at December 31, 2010 and 2009:

	Balance at			Balance at
	December 31,		Realized and	December 31,
	2009	Dispositions	Unrealized Gains	2010
Fixed income investments	$5,265	$(269)	$539	$5,535
Other assets	17,728	(695)	2,119	19,152

	$22,993	$(964)	$2,658	$24,687

	Balance at		Realized and	Balance at
	December 31,		Unrealized Gains	December 31,
	2008	Acquisitions	(Losses)	2009
Fixed income investments	$2,652	$2,380	$233	$5,265
Other assets	18,669	735	(1,676)	17,728

	$21,321	$3,115	$(1,443)	$22,993

     Included as equity investments in the domestic defined benefit pension plan assets at December 31, 2010 were 855,000 shares of the Company’s common stock with a market value of $71,606, representing 11.3 percent of total domestic plan assets. Dividends received on the Company’s common stock during 2010 totaled $1,231.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     The following table summarizes the obligations, plan assets and assumptions used for the defined benefit pension plans, which are all measured as of December 31:

	Domestic			Foreign
	Defined Benefit Pension Plans			Defined Benefit Pension Plans
	2010	2009	2008	2010	2009	2008
Accumulated benefit obligations at end of year	$371,195	$323,553	$310,416	$67,964	$59,226	$33,513

Projected benefit obligations:
Balances at beginning of year	$339,275	$315,513	$318,370	$75,175	$44,893	$70,712
Service costs	16,906	17,070	20,030	2,061	1,226	2,517
Interest costs	18,028	18,124	18,003	4,266	3,036	4,382
Actuarial losses (gains)	41,739	12,068	(15,562)	(6,950)	18,484	(17,929)
Plan amendments, merger and other		1,086	239	14,378	2,745	1,095
Effect of foreign exchange				(1,063)	6,427	(14,252)
Benefits paid	(25,691)	(24,586)	(25,567)	(1,931)	(1,636)	(1,632)

Balances at end of year	390,257	339,275	315,513	85,936	75,175	44,893

Plan assets:
Balances at beginning of year	577,047	503,487	718,812	55,870	38,603	49,807
Actual returns on plan assets	83,369	98,146	(189,758)	5,935	3,853	(7,149)
Plan merger and other — net				7,085	9,902	9,619
Effect of foreign exchange				(1,211)	5,148	(12,042)
Benefits paid	(25,691)	(24,586)	(25,567)	(1,931)	(1,636)	(1,632)

Balances at end of year	634,725	577,047	503,487	65,748	55,870	38,603

Excess (deficient) plan assets over projected benefit obligations	$244,468	$237,772	$187,974	$(20,188)	$(19,305)	$(6,290)

Assets and liabilities recognized in the Consolidated Balance Sheets:
Deferred pension assets	$244,468	$242,604	$214,625	$3,865	$2,697	$1,012
Other accruals				(272)	(497)	(83)
Other long-term liabilities		(4,832)	(26,651)	(23,781)	(21,505)	(7,219)

	$244,468	$237,772	$187,974	$(20,188)	$(19,305)	$(6,290)

Amounts recognized in Cumulative other comprehensive loss:
Net actuarial losses	$(179,871)	$(198,134)	$(276,107)	$(11,930)	$(24,873)	$(8,522)
Prior service costs	(5,647)	(7,307)	(7,714)		(28)	(73)

	$(185,518)	$(205,441)	$(283,821)	$(11,930)	$(24,901)	$(8,595)

Weighted-average assumptions used to determine projected benefit obligations:
Discount rate	4.97%	5.50%	6.10%	5.45%	5.78%	6.71%
Rate of compensation increase	4.00%	4.00%	4.00%	4.06%	3.85%	3.73%
Weighted-average assumptions used to determine net pension costs (credits):
Discount rate	5.50%	6.10%	6.00%	5.57%	6.85%	6.14%
Expected long-term rate of return on assets	7.50%	7.50%	7.50%	5.46%	6.25%	6.63%
Rate of compensation increase	4.00%	4.00%	4.00%	3.74%	3.93%	4.40%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     Postretirement Benefits Other Than Pensions. Employees of the Company hired in the United States prior to January 1, 1993 who are not members of a collective bargaining unit, and certain groups of employees added through acquisitions, are eligible for health care and life insurance benefits upon retirement, subject to the terms of the unfunded plans. There were 4,768, 4,704 and 4,661 retired employees entitled to receive such postretirement benefits as of December 31, 2010, 2009 and 2008, respectively.
     The following table summarizes the obligation and the assumptions used for postretirement benefits other than pensions:

	Postretirement Benefits Other than Pensions
	2010	2009	2008
Benefit obligation:
Balance at beginning of year — unfunded	$300,526	$264,802	$280,433
Service cost	3,532	3,391	3,707
Interest cost	16,066	15,695	16,340
Actuarial loss (gain)	11,067	34,241	(18,274)
Benefits paid	(15,619)	(17,603)	(17,404)

Balance at end of year — unfunded	$315,572	$300,526	$264,802

Liabilities recognized in the Consolidated Balance Sheets:
Postretirement benefits other than pensions	$(295,896)	$(283,784)	$(248,603)
Other accruals	(19,676)	(16,742)	(16,199)

	$(315,572)	$(300,526)	$(264,802)

Amounts recognized in Cumulative other comprehensive loss:
Net actuarial losses	$(52,037)	$(42,274)	$(8,309)
Prior service costs	1,640	2,296	2,952

	$(50,397)	$(39,978)	$(5,357)

Weighted-average assumptions used to determine benefit obligation:
Discount rate	5.10%	5.50%	6.10%
Health care cost trend rate — pre-65	7.50%	8.00%	7.50%
Health care cost trend rate — post-65	7.50%	8.00%	7.50%
Prescription drug cost increases	8.00%	9.00%	9.00%

Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate	5.50%	6.10%	6.00%
Health care cost trend rate — pre-65	8.00%	7.50%	8.00%
Health care cost trend rate — post-65	8.00%	7.50%	8.00%
Prescription drug cost increases	9.00%	9.00%	10.00%
     The following table summarizes the components of the net periodic benefit cost and cumulative other comprehensive loss related to postretirement benefits other than pensions:

	Postretirement Benefits Other than Pensions
	2010	2009	2008
Net periodic benefit cost:
Service cost	$3,532	$3,391	$3,707
Interest cost	16,066	15,695	16,340
Amortization of actuarial losses	1,304	276	213
Amortization of prior service credit	(656)	(656)	(634)

Net periodic benefit cost	20,246	18,706	19,626

Other changes in projected benefit obligation recognized in Cumulative other comprehensive loss (before taxes):
Net actuarial loss (gain)	11,067	34,241	(18,274)
Amortization of actuarial losses	(1,304)	(276)	(213)
Amortization of prior service credit	656	656	634

Total recognized in Cumulative other comprehensive loss	10,419	34,621	(17,853)

Total recognized in net periodic benefit cost and Cumulative other comprehensive loss	$30,665	$53,327	$1,773

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     The estimated net actuarial loss and prior service credit for postretirement benefits other than pensions that are expected to be amortized from Cumulative other comprehensive loss into net periodic benefit cost in 2011 are $2,505 and $(656), respectively.
     The assumed health care cost trend rate and prescription drug cost increases used to determine the net periodic benefit cost for postretirement health care benefits for 2011 both decrease in each successive year until reaching 5.0 percent in 2014 for prescription drug cost increases and in 2015 for health care. The assumed health care and prescription drug cost trend rates have a significant effect on the amounts reported for the postretirement health care benefit obligation. A one-percentage-point change in assumed health care and prescription drug cost trend rates would have had the following effects as of December 31, 2010:

	One-Percentage-Point
	Increase	(Decrease)
Effect on total of service and interest cost components	$163	$(173)
Effect on the postretirement benefit obligation	$3,062	$(3,170)
     The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Medicare Act) introduced a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In accordance with the accounting guidance related to the Medicare Act included in the Retirement Benefits Topic of the ASC, the effects of the federal subsidy resulted in a $21,400 reduction of the accumulated postretirement benefit obligation for benefits attributed to past service, which is being recognized prospectively beginning July 1, 2004. During 2010, this recognition resulted in a $4,170 reduction of the net periodic benefit cost, which consisted of reductions in interest cost, amortization of changes in actuarial experience and service cost of $1,973, $1,852 and $345, respectively. During 2009, this recognition resulted in a $1,934 reduction of the net periodic benefit cost, which consisted of reductions in interest cost and service cost of $1,870 and $64, respectively. During 2008, this recognition resulted in a $3,156 reduction of the net periodic benefit cost, which consisted of reductions in interest cost, amortization of changes in actuarial experience and service cost of $1,979, $1,168 and $9, respectively. The initial effects of the federal subsidy attributable to past service have been fully recognized.
     In the first quarter of 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (the “Acts”) were enacted and became U.S. law. The Acts eliminate the tax deduction previously allowed for the Medicare Part D subsidy beginning in years after December 31, 2012. The Company recognized the deferred tax effects of the reduced deductibility of the subsidy during the first quarter. The resulting one-time increase in income taxes of $11,400 reduced 2010 basic and diluted earnings per share by $.11 and $.10, respectively.
     The Company expects to make retiree health care benefit cash payments and to receive Medicare Part D prescription cash reimbursements as follows:

		Medicare
	Retiree Health	Prescription	Expected Cash
	Care Benefits	Reimbursement	Payments - Net
2011	$22,018	$(1,586)	$20,432
2012	23,448	(1,540)	21,908
2013	24,519	(2,932)	21,587
2014	25,167	(3,024)	22,143
2015	25,507	(3,083)	22,424
2016 through 2020	124,878	(7,137)	117,741

Total expected benefit cash payments	$245,537	$(19,302)	$226,235

NOTE 8 — DEBT
Long-term debt

	Due Date	2010	2009	2008
3.125% Senior Notes	2014	$499,822	$499,777
7.375% Debentures	2027	129,053	129,050	$137,047
7.45% Debentures	2097	3,500	139,473	146,967
1.64% to 18.50% Promissory Notes	Through 2023	15,951	14,370	19,713

		$648,326	$782,670	$303,727

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     Maturities of long-term debt are as follows for the next five years: $7,875 in 2011; $10,538 in 2012; $2,082 in 2013; $500,751 in 2014 and $1,126 in 2015. Interest expense on long-term debt was $64,442, $30,984 and $31,973 for 2010, 2009 and 2008, respectively.
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
     During 2010, the Company repurchased $136.5 million of its publicly traded 7.45% debentures due 2097. Costs related to the repurchase increased interest expense by $24,165.
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
     Short-term borrowings. At December 31, 2010 and 2008, borrowings outstanding under the domestic commercial paper program totaled $173,490 and $83,064, respectively, and were included in Short-term borrowings. At December 31, 2009, there were no borrowings outstanding under the domestic commercial paper program. The weighted-average interest rate related to these borrowings was 0.2% and 2.6% at December 31, 2010 and 2008, respectively. Borrowings outstanding under various foreign programs of $215,102, $22,674 and $33,374 at December 31, 2010, 2009 and 2008, respectively, were included in Short-term borrowings. The weighted-average interest rate related to these borrowings was 2.9%, 8.8% and 9.5% at December 31, 2010, 2009 and 2008, respectively.
     On July 19, 2010, Sherwin-Williams Luxembourg S.à r.l., a wholly-owned subsidiary of the Company, entered into a €200,000 (Euro) credit facility. On December 28, 2010, the Company reduced the aggregate amount of this credit facility to €150,000 (Euro). On July 19, 2010, Sherwin-Williams Canada Inc., a wholly-owned subsidiary of the Company, entered into a CAD 75,000 credit facility. The credit facilities are being used for general corporate purposes, including refinancing indebtedness and for acquisitions.
     On April 17, 2006, the Company entered into a three year credit agreement, which was amended on April 25, 2006 and May 8, 2006, that gave the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $250,000. The credit agreement matured on June 20, 2009 and was not renewed.
     On May 23, 2006, the Company entered into a five-year credit agreement, which was amended on July 24, 2006. This credit agreement gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $250,000. On April 26, 2007 and August 28, 2007, the company entered into two additional five-year credit agreements, which were later amended on September 17, 2007 and September 25, 2007. These additional credit agreements give the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $500,000. At December 31, 2010 and 2009, there were no borrowings outstanding under either of these credit agreements. At December 31, 2008, $400,000 was outstanding, with a weighted average interest rate of 2.8%.
     The Company uses a revolving credit agreement primarily to satisfy its commercial paper program’s dollar for dollar liquidity requirement. At December 31, 2008, the Company had a $910,000 five-year senior unsecured revolving credit agreement scheduled to expire on July 20, 2010. Effective July 20, 2009, the maximum borrowing capability was reduced to $845,000. On January 8, 2010, the Company terminated the existing $845,000 five-year senior unsecured revolving credit agreement and entered into a new $500,000 three-year senior unsecured revolving credit agreement. The new credit agreement allows the Company to increase the facility to an aggregate amount of $750,000 subject to the discretion of each lender to participate.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
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
     The Company initially provides for estimated costs of environmental-related activities relating to its past operations and third-party sites for which commitments or clean-up plans have been developed and when such costs can be reasonably estimated based on industry standards and professional judgment. These estimated costs are based on currently available facts regarding each site. If the best estimate of costs can only be identified as a range and no specific amount within that range can be determined more likely than any other amount within the range, the minimum of the range is provided. The Company continuously assesses its potential liability for investigation and remediation-related activities and adjusts its environmental-related accruals as information becomes available upon which more accurate costs can be reasonably estimated and as additional accounting guidelines are issued. Included in Other long-term liabilities at December 31, 2010, 2009, and 2008 were accruals for extended environmental-related activities of $89,562, $106,168 and $128,179, respectively. Included in Other accruals at December 31, 2010, 2009, and 2008 were accruals for estimated costs of current investigation and remediation activities of $60,048, $64,685 and $52,555, respectively.
     Actual costs incurred may vary from the accrued estimates due to the inherent uncertainties involved including, among others, the number and financial condition of parties involved with respect to any given site, the volumetric contribution which may be attributed to the Company relative to that attributed to other parties, the nature and magnitude of the wastes involved, the various technologies that can be used for remediation and the determination of acceptable remediation with respect to a particular site. If the Company’s future loss contingency is ultimately determined to be at the unaccrued maximum of the estimated range of possible outcomes for every site for which costs can be reasonably estimated, the Company’s accrual for environmental-related activities would be $105,656 higher than the minimum accruals at December 31, 2010.
     Four of the Company’s currently and formerly owned manufacturing sites accounted for the majority of the accrual for environmental-related activities and the unaccrued maximum of the estimated range of possible outcomes at December 31, 2010. At December 31, 2010, $110,581, or 73.9 percent of the total accrual, related directly to these four sites. In the aggregate unaccrued maximum of $105,656 at December 31, 2010, $75,193, or 71.2 percent, related to these four sites. While environmental investigations and remedial actions are in different stages at these sites, additional investigations, remedial actions and monitoring will likely be required at each site.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
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
     Lead pigment and lead-based paint litigation. The Company’s past operations included the manufacture and sale of lead pigments and lead-based paints. The Company, along with other companies, is and has been a defendant in a number of legal proceedings, including individual personal injury actions, purported class actions, and actions brought by various counties, cities, school districts and other government-related entities, arising from the manufacture and sale of lead pigments and lead-based paints. The plaintiffs’ claims have been based upon various legal theories, including negligence, strict liability, breach of warranty, negligent misrepresentations and omissions, fraudulent misrepresentations and omissions, concert of action, civil conspiracy, violations of unfair trade practice and consumer protection laws, enterprise liability, market share liability, public nuisance, unjust enrichment and other theories. The plaintiffs seek various damages and relief, including personal injury and property damage, costs relating to the detection and abatement of lead-based paint from buildings, costs associated with a public education campaign, medical monitoring costs and others. The Company is also a defendant in legal proceedings arising from the manufacture and sale of non-lead-based paints that seek recovery based upon various legal theories, including the failure to adequately warn of potential exposure to lead during surface preparation when using non-lead-based paint on surfaces previously painted with lead-based paint. The Company believes that the litigation brought to date is without merit or subject to meritorious defenses and is vigorously defending such litigation. The Company has not settled any lead pigment or lead-based paint litigation. The Company expects that additional lead pigment and lead-based paint litigation may be filed against the Company in the future asserting similar or different legal theories and seeking similar or different types of damages and relief.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
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
     Public nuisance claim litigation. The Company and other companies are or were defendants in legal proceedings seeking recovery based on public nuisance liability theories, among other theories, brought by the State of Rhode Island, the City of St. Louis, Missouri, various cities and counties in the State of New Jersey, various cities in the State of Ohio and the State of Ohio, the City of Milwaukee, Wisconsin and the County of Santa Clara, California and other public entities in the State of California. Except for the Santa Clara County, California proceeding, all of these legal proceedings have been concluded in favor of the Company and other defendants at various stages in the proceedings.
     The proceedings initiated by the State of Rhode Island included two jury trials. At the conclusion of the second trial, the jury returned a verdict finding that (i) the cumulative presence of lead pigment in paints and coatings on buildings in the State of Rhode Island constitutes a public nuisance, (ii) the Company, along with two other defendants, caused or substantially contributed to the creation of the public nuisance, and (iii) the Company and two other defendants should be ordered to abate the public nuisance. The Company and two other defendants appealed and, on July 1, 2008, the Rhode Island Supreme Court, among other determinations, reversed the judgment of abatement with respect to the Company and two other defendants. The Rhode Island Supreme Court’s decision reversed the public nuisance liability judgment against the Company on the basis that the complaint failed to state a public nuisance claim as a matter of law.
     The Santa Clara County, California proceeding was initiated in March 2000 and purports to be a class action on behalf of all public entities in the State of California other than the State and its agencies. The plaintiffs’ asserted various claims including fraud and concealment, strict product liability/failure to warn, strict product liability/ design defect, negligence, negligent breach of a special duty, public nuisance, private nuisance, and violations of California’s Business and Professions Code. A number of the asserted claims were resolved in favor of the defendants through pre-trial proceedings. On March 3, 2006, the Court of Appeal, Sixth Appellate District, among other determinations, reversed the dismissal of the public nuisance claim for abatement brought by the cities of Santa Clara and Oakland and the City and County of San Francisco, and affirmed the dismissal of the public nuisance claim for damages to the plaintiffs’ properties. The plaintiffs have filed a motion for leave to file a fourth amended complaint. On April 4, 2007, the trial court entered an order granting the defendants’ motion to bar payment of contingent fees to private attorneys. The contingence fee issue was eventually appealed to the California Supreme Court and, on July 26, 2010, the Supreme Court upheld the plaintiffs’ right to retain private counsel on a contingency fee basis subject to certain requirements set forth in the Supreme Court’s opinion. The defendants filed a petition for writ of certiorari with the United States Supreme Court regarding the constitutional validity of the plaintiffs’ contingency fee arrangements. The petition was denied on January 10, 2011. The proceedings in the trial court were stayed pending the United States Supreme Court’s decision.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
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
     The plaintiff in Thomas v. Lead Industries Association, et al., initiated an action in state court against the Company, other alleged former lead pigment manufacturers and the Lead Industries Association in September 1999. The claims against the Company and the other defendants include strict liability, negligence, negligent misrepresentation and omissions, fraudulent misrepresentation and omissions, concert of action, civil conspiracy and enterprise liability. Implicit within these claims is the theory of “risk contribution” liability (Wisconsin’s theory which is similar to market share liability) due to the plaintiff’s inability to identify the manufacturer of any product that allegedly injured the plaintiff. The case ultimately proceeded to trial and, on November 5, 2007, the jury returned a defense verdict, finding that the plaintiff had ingested white lead carbonate, but was not brain damaged or injured as a result. The plaintiff appealed and, on December 16, 2010, the Wisconsin Court of Appeals affirmed the final judgment in favor of the Company and other defendants.
     Wisconsin is the only jurisdiction to date to apply a theory of liability with respect to alleged personal injury (i.e., risk contribution/market share liability) that does not require the plaintiff to identify the manufacturer of the product that allegedly injured the plaintiff in the lead pigment and lead-based paint litigation. Although the risk contribution liability theory was applied during the Thomas trial, the constitutionality of this theory as applied to the lead pigment cases has not been judicially determined by the Wisconsin state courts. However, in an unrelated action filed in the United States District Court for the Eastern District of Wisconsin, Gibson v. American Cyanamid, et al., on November 15, 2010, the District Court held that Wisconsin’s risk contribution theory as applied in that case violated the defendants’ right to substantive due process and is unconstitutionally retroactive.
     Insurance coverage litigation. The Company and its liability insurers, including certain Underwriters at Lloyd’s of London, initiated legal proceedings against each other to determine, among other things, whether the costs and liabilities associated with the abatement of lead pigment are covered under certain insurance policies issued to the Company. An ultimate loss in the insurance coverage litigation would mean that insurance proceeds could be unavailable under the policies at issue to mitigate any ultimate abatement related costs and liabilities. The Company has not recorded any assets related to these insurance policies or otherwise assumed that proceeds from these insurance policies would be received in estimating any contingent liability accrual. Therefore, an ultimate loss in the insurance coverage litigation without a determination of liability against the Company in the lead pigment or lead-based paint litigation will have no impact on the Company’s results of operation, liquidity or financial condition. As previously stated, however, the Company has not accrued any amounts for the lead pigment or lead-based paint litigation and any significant liability ultimately determined to be attributable to the Company relating to such litigation may result in a material impact on the Company’s results of operations, liquidity or financial condition for the annual or interim period during which such liability is accrued. The Company’s action, an Ohio state court action, has been stayed and the liability insurers action, a New York state court action has been dismissed.
NOTE 11 — CAPITAL STOCK
     At December 31, 2010, there were 300,000,000 shares of common stock and 30,000,000 shares of serial preferred stock authorized for issuance. Of the authorized serial preferred stock, 3,000,000 shares are designated as cumulative redeemable serial preferred and 1,000,000 shares are designated as convertible serial preferred stock. See Note 12. Effective April 21, 2010, the 2006 Equity and Performance Incentive Plan (2006 Employee Plan) was amended and restated to increase the number of shares that may be issued or transferred by 9,200,000 shares to 19,200,000 shares. See Note 13. An aggregate of 19,835,391, 13,381,449 and 14,884,028 shares of common stock at December 31, 2010, 2009 and 2008, respectively, were reserved for future grants of restricted stock and the exercise and future grants of option rights (see Note 13). Common shares outstanding shown in the following table included 475,628 shares of common stock held in a revocable trust at December 31, 2010, 2009 and 2008, respectively. The revocable trust is used to accumulate assets for the purpose of funding the ultimate obligation of certain non-qualified benefit plans. Transactions between the Company and the trust are accounted for in accordance with the Deferred Compensation — Rabbi Trusts Subtopic of the Compensation Topic of the ASC, which requires the assets held by the trust be consolidated with the Company’s accounts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

	Common Shares	Common Shares
	in Treasury	Outstanding
Balance at January 1, 2008	102,763,190	122,814,241
Shares tendered as payment for option rights exercised	4,706	(4,706)
Shares issued for exercise of option rights		1,275,151
Shares tendered in connection with grants of restricted stock	93,569	(93,569)
Net shares issued for grants of restricted stock		294,000
Treasury stock purchased	7,250,000	(7,250,000)

Balance at December 31, 2008	110,111,465	117,035,117
Shares tendered as payment for option rights exercised	9,743	(9,743)
Shares issued for exercise of option rights		1,075,395
Shares tendered in connection with grants of restricted stock	88,461	(88,461)
Net shares issued for grants of restricted stock		424,561
Treasury stock purchased	9,000,000	(9,000,000)

Balance at December 31, 2009	119,209,669	109,436,869
Shares tendered as payment for option rights exercised	15,752	(15,752)
Shares issued for exercise of option rights		2,436,639
Shares tendered in connection with grants of restricted stock	99,441	(99,441)
Net shares issued for grants of restricted stock		262,413
Treasury stock purchased	5,000,000	(5,000,000)

Balance at December 31, 2010	124,324,862	107,020,728

NOTE 12 — STOCK PURCHASE PLAN AND PREFERRED STOCK
     As of December 31, 2010, 24,624 employees contributed to the Company’s ESOP, a voluntary defined contribution plan available to all eligible salaried employees. Participants are allowed to contribute, on a pretax or after-tax basis, up to the lesser of twenty percent of their annual compensation or the maximum dollar amount allowed under the Internal Revenue Code. Prior to July 1, 2009, the Company matched one hundred percent of all contributions up to six percent of eligible employee contributions. Effective July 1, 2009, the ESOP was amended to change the Company match to one-hundred percent on the first three percent of eligible employee contributions and fifty percent on the next two percent of eligible contributions. Such participant contributions may be invested in a variety of mutual funds or a Company common stock fund and may be exchanged between investments as directed by the participant. Participants are permitted to diversify both future and prior Company matching contributions previously allocated to the Company common stock fund into a variety of mutual funds.
     The Company made contributions to the ESOP on behalf of participating employees, representing amounts authorized by employees to be withheld from their earnings, of $70,601, $70,025 and $72,812 in 2010, 2009 and 2008, respectively. The Company’s matching contributions to the ESOP charged to operations were $37,894, $44,587 and $54,001 for 2010, 2009 and 2008, respectively.
     At December 31, 2010, there were 16,845,158 shares of the Company’s common stock being held by the ESOP, representing 15.7 percent of the total number of voting shares outstanding. Shares of Company common stock credited to each member’s account under the ESOP are voted by the trustee under instructions from each individual plan member. Shares for which no instructions are received are voted by the trustee in the same proportion as those for which instructions are received.
     On August 1, 2006, the Company issued 500,000 shares of convertible serial preferred stock, no par value (Series 2 Preferred stock) with cumulative quarterly dividends of $11.25 per share, for $500,000 to the ESOP. The ESOP financed the acquisition of the Series 2 Preferred stock by borrowing $500,000 from the Company at the rate of 5.5 percent per annum. This borrowing is payable over ten years in equal quarterly installments. Each share of Series 2 Preferred stock is entitled to one vote upon all matters presented to the Company’s shareholders and generally votes with the common stock together as one class. The Series 2 Preferred stock is held by the ESOP in an unallocated account. As the value of compensation expense related to contributions to the ESOP is earned, the Company has the option of funding the ESOP by redeeming a portion of the preferred stock or with cash. Contributions are credited to the members’ accounts at the time of funding. The Series 2 Preferred stock is redeemable for cash or convertible into common stock or any combination thereof at the option of the ESOP based on the relative fair value of the Series 2 Preferred and common stock at the time of conversion. At December 31, 2010, 2009 and 2008, there were no allocated or committed-to-be released shares of Series 2 Preferred stock outstanding. In 2010 and 2009, the Company elected to fund the ESOP with cash. The Company redeemed 107,980 shares of the Series 2 Preferred stock for cash in 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
NOTE 13 — STOCK-BASED COMPENSATION
     Effective April 19, 2006, the shareholders approved the 2006 Employee Plan, replacing the 2003 Stock Plan and authorizing the Board of Directors, or a committee of the Board of Directors, to issue or transfer up to an aggregate of 10,000,000 shares of common stock, plus any shares relating to awards that expire, are forfeited or cancelled. Effective April 21, 2010, the 2006 Employee Plan was amended and restated to increase the number of shares that may be issued or transferred by 9,200,000 shares to 19,200,000 shares. The 2006 Employee Plan permits the granting of option rights, appreciation rights, restricted stock, restricted stock units, performance shares and performance units to eligible employees. At December 31, 2010, no appreciation rights, restricted stock units, performance shares or performance units had been granted under the 2006 Employee Plan. No further grants may be made under the 2003 Stock Plan, all rights granted under that plan remain.
     Effective April 19, 2006, the shareholders also approved the 2006 Stock Plan for Nonemployee Directors (Nonemployee Plan), replacing the 1997 Stock Plan and authorizing the Board of Directors, or a committee of the Board of Directors, to issue or transfer up to an aggregate of 200,000 shares of common stock, plus any shares relating to awards that expire, are forfeited or are cancelled. The Nonemployee Plan permits the granting of option rights, appreciation rights, restricted stock and restricted stock units to members of the Board of Directors who are not employees of the Company. At December 31, 2010, no option rights, appreciation rights or restricted stock units had been granted under the Nonemployee Plan. No further grants may be made under the 1997 Stock Plan, all rights granted under that plan remain.
     The cost of the Company’s stock-based compensation is recorded in accordance with the Stock Compensation Topic of the ASC. The tax benefits associated with these share-based payments are classified as financing activities in the Statements of Consolidated Cash Flows.
     At December 31, 2010, the Company had total unrecognized stock-based compensation expense of $56,690 that is expected to be recognized over a weighted-average period of 1.44 years. Stock-based compensation expense during 2010, 2009 and 2008 was $42,276, $23,271 and $41,114, respectively. Stock-based compensation expense was reduced by $21,958 in 2009 related to certain restricted stock awards granted under the 2006 Employee Plan where the performance conditions are not expected to be fully attained. This change increased net income by $13,501 and increased basic and diluted earnings per share by $.12. The Company recognized a total income tax benefit related to stock-based compensation expense of $16,290, $8,963 and $15,799 during 2010, 2009 and 2008, respectively. The impact of total stock-based compensation expense, net of taxes, on net income reduced both Basic and Diluted net income per common share by $.24 during 2010.
     Option rights. The fair value of the Company’s option rights was estimated at the date of grant using a Black-Scholes-Merton option-pricing model with the following weighted-average assumptions for all options granted:

	2010		2009		2008
Risk-free interest rate		1.16%		2.39%		3.01%
Expected life of option rights	5.27	years	5.27	years	5. 24	years
Expected dividend yield of stock		1.84%		2.69%		2.41%
Expected volatility of stock		.304		.319		.321
     The risk-free interest rate is based upon the U.S. Treasury yield curve at the time of grant. The expected life of option rights was calculated using a scenario analysis model. Historical data was used to aggregate the holding period from actual exercises, post-vesting cancellations and hypothetical assumed exercises on all outstanding option rights. The expected dividend yield of stock is the Company’s best estimate of the expected future dividend yield. Expected volatility of stock was calculated using historical and implied volatilities. The Company applied an estimated forfeiture rate of 3.16 percent to the 2010 grants. This rate was calculated based upon historical activity and is an estimate of granted shares not expected to vest. If actual forfeitures differ from the expected rate, the Company may be required to make additional adjustments to compensation expense in future periods.
     Grants of option rights for non-qualified and incentive stock options have been awarded to certain officers, key employees and nonemployee directors under the 2006 Employee Plan, the 2003 Stock Plan, and the 1997 Plan. The option rights generally become exercisable to the extent of one-third of the optioned shares for each full year following the date of grant and generally expire ten years after the date of grant. Unrecognized compensation expense with respect to option rights granted to eligible employees amounted to $35,405 at December 31, 2010. The unrecognized compensation expense is being amortized on a straight-line basis over the three-year vesting period and is expected to be recognized over a weighted average period of 1.54 years.
     The weighted-average per share grant date fair value of options granted during 2010, 2009 and 2008, respectively, was $16.83, $15.20 and $13.91. The total intrinsic value of exercised option rights for employees was $74,440, $26,684 and $34,676, and for nonemployee directors was $626,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
$497 and $497 during 2010, 2009 and 2008, respectively. The total fair value of options vested during the year was $25,073, $24,867 and $22,824 during 2010, 2009 and 2008, respectively. The outstanding option rights for nonemployee directors were 37,500, 51,667 and 65,667 for 2010, 2009 and 2008, respectively. The Company issues new shares upon exercise of option rights or granting of restricted stock.
     A summary of the Company’s non-qualified and incentive stock option right activity for employees and nonemployee directors, and related information for the years ended December 31 is shown in the following table:

	2010			2009			2008
		Weighted-			Weighted-			Weighted-
		Average			Average			Average
		Exercise	Aggregate		Exercise	Aggregate		Exercise	Aggregate
	Optioned	Price	Intrinsic	Optioned	Price	Intrinsic	Optioned	Price	Intrinsic
	Shares	Per Share	Value	Shares	Per Share	Value	Shares	Per Share	Value
Outstanding beginning of year	10,897,652	$50.30		10,270,899	$46.48		9,806,292	$42.95
Granted	1,586,984	72.48		1,802,432	62.73		1,809,095	53.96
Exercised	(2,436,639)	41.95		(1,075,395)	33.73		(1,275,151)	29.39
Forfeited	(34,999)	58.90		(70,428)	60.14		(50,362)	60.60
Expired	(3,613)	54.71		(29,856)	60.45		(18,975)	48.81

Outstanding end of year	10,009,385	$55.82	$281,349	10,897,652	$50.30	$132,139	10,270,899	$46.48	$139,494

Exercisable at end of year	6,655,569	$50.78	$220,647	7,434,125	$45.83	$121,874	6,864,498	$40.93	$129,096
     The weighted average remaining term for options outstanding at the end of 2010, 2009 and 2008, respectively, was 6.76, 6.73 and 6.85 years. The weighted average remaining term for options exercisable at the end of 2010, 2009 and 2008, respectively, was 5.58, 5.60 and 5.72 years. Shares reserved for future grants of option rights and restricted stock were 9,826,006, 2,483,797 and 4,613,129 at December 31, 2010, 2009 and 2008, respectively.
     Restricted stock. Grants of restricted stock, which generally require three or four years of continuous employment from the date of grant before vesting and receiving the stock without restriction, have been awarded to certain officers and key employees under the 2006 Employee Plan and the 2003 Stock Plan. Prior to February 16, 2010, all awards were performance-based, and the shares of stock to be received without restriction under these plans were based on the Company’s achievement of specified financial goals relating to average return on average equity and earnings before interest, taxes, depreciation and amortization. The February 16, 2010 grant award consisted of approximately two-thirds performance-based awards that vest at the end of a three year period based on the Company’s achievement of specified financial goals relating to average return on average equity and earnings per share and one-third time-based awards that vest at the end of a three year period based on continuous employment. Unrecognized compensation expense with respect to grants of restricted stock to eligible employees amounted to $20,189 at December 31, 2010 and is being amortized on a straight-line basis over the vesting period and is expected to be recognized over a weighted average period of 1.17 years.
     Grants of restricted stock have been awarded to nonemployee directors under the Nonemployee Plan and the 1997 Plan. These grants generally vest and stock is received without restriction to the extent of one-third of the granted stock for each year following the date of grant. Unrecognized compensation expense with respect to grants of restricted stock to nonemployee directors amounted to $1,096 at December 31, 2010 and is being amortized on a straight-line basis over the three-year vesting period and is expected to be recognized over a weighted average period of 1.55 years.
     A summary of grants of restricted stock to certain officers, key employees and nonemployee directors during each year is as follows:

	2010	2009	2008
Restricted stock granted	348,460	429,221	295,500
Weighted-average per share fair value of restricted stock granted during the year	$64.49	$45.85	$53.82
     A summary of the Company’s restricted stock activity for the years ended December 31 is shown in the following table:

	2010	2009	2008
Outstanding beginning of year	1,304,386	1,166,900	1,142,600
Granted	348,460	429,221	295,500
Vested	(300,598)	(287,075)	(269,700)
Forfeited	(86,047)	(4,660)	(1,500)

Outstanding end of year	1,266,201	1,304,386	1,166,900

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
NOTE 14 — OTHER
     Other general expense — net. Included in Other general expense — net were the following:

	2010	2009	2008
Provisions for environmental matters — net	$7,089	$24,705	$6,947
Loss on disposition of assets	2,720	972	6,440
Net (income) expense of exit or disposal activities	(6,006)	7,943	5,932

Total	$3,803	$33,620	$19,319

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
     The loss on disposition of assets represents net realized losses associated with the disposal of property, plant and equipment and intangible assets previously used in the conduct of the primary business of the Company.
     The net (income) expense of exit or disposal activities includes changes to accrued qualified exit costs as information becomes available upon which more accurate amounts can be reasonably estimated, initial impairments of carrying value and additional impairments for subsequent reductions in estimated fair value of property, plant and equipment held for disposal. See Note 6 for further details on the Company’s exit or disposal activities.
     Other (income) expense — net. Included in Other (income) expense — net were the following:

	2010	2009	2008
Dividend and royalty income	$(3,857)	$(3,240)	$(4,303)
Net expense from financing and investing activities	9,256	5,302	3,570
Foreign currency related transaction losses	22	4,926	10,587
Other income	(14,059)	(16,225)	(9,369)
Other expense	7,857	7,494	4,583

Total	$(781)	$(1,743)	$5,068

     The Net expense from financing and investing activities includes financing and bank service fees.
     Foreign currency transaction related losses represent net realized losses on U.S. dollar-denominated liabilities of foreign subsidiaries and net realized and unrealized losses from foreign currency option and forward contracts. There were no foreign currency option and forward contracts outstanding at December 31, 2010 and 2009. The Company had foreign currency option and forward contracts outstanding at December 31, 2008. All of the contracts had maturity dates of less than twelve months and were undesignated hedges with changes in fair value being recognized in earnings in accordance with the Derivatives and Hedging Topic of the ASC. These derivative instrument values were included in Other current assets and Other accruals and were insignificant at December 31, 2008.
     Other income and Other expense included items of revenue, gains, expenses and losses that were unrelated to the primary business purpose of the Company. Each individual item within the Other income or Other expense caption was immaterial; no single category of items exceeded $1,500.
NOTE 15 — INCOME TAXES
     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using the enacted tax rates and laws that are currently in effect. Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2010, 2009 and 2008 were as follows:

	2010	2009	2008
Deferred tax assets:
Exit costs, environmental and other similar items	$64,773	$82,378	$76,237
Deferred employee benefit items	57,810	65,550	61,340
Other items (each less than 5 percent of total assets)	79,014	111,094	106,341

Total deferred tax assets	$201,597	$259,022	$243,918

Deferred tax liabilities:
Depreciation and amortization	$165,917	$161,916	$144,715

     Netted against the Company’s other deferred tax assets were valuation reserves of $17,756, $15,735 and $6,611 at December 31, 2010, 2009 and 2008, respectively, resulting from the uncertainty as to the realization of the tax benefits from certain foreign net operating losses and certain other foreign assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     Significant components of the provisions for income taxes were as follows:

	2010	2009	2008
Current:
Federal	$127,498	$151,492	$144,789
Foreign	50,765	25,964	34,367
State and local	16,966	18,118	28,078

Total current	195,229	195,574	207,234
Deferred:
Federal	27,903	(4,887)	25,668
Foreign	(7,145)	(1,592)	(666)
State and local	(688)	(2,126)	5,363

Total deferred	20,070	(8,605)	30,365

Total provisions for income taxes	$215,299	$186,969	$237,599

     The provisions for income taxes included estimated taxes payable on that portion of retained earnings of foreign subsidiaries expected to be received by the Company. The effect of the repatriation provisions of the American Jobs Creation Act of 2004 and the provisions of the Income Taxes Topic of the ASC, was $1,885 in 2010, $1,899 in 2009 and $(1,337) in 2008. A provision was not made with respect to $17,581 of retained earnings at December 31, 2010 that have been invested by foreign subsidiaries. It was not practicable to estimate the amount of unrecognized deferred tax liability for undistributed foreign earnings.
     Significant components of income before income taxes as used for income tax purposes, were as follows:

	2010	2009	2008
Domestic	$539,120	$591,558	$602,934
Foreign	138,664	31,259	111,541

	$677,784	$622,817	$714,475

     A reconciliation of the statutory federal income tax rate to the effective tax rate follows:

	2010	2009	2008
Statutory federal income tax rate	35.0%	35.0%	35.0%
Effect of:
State and local income taxes	1.6	1.7	3.0
Investment vehicles	(1.6)	(3.6)	(1.9)
ESOP dividends	(1.8)	(2.0)	(1.8)
Domestic production activities	(2.5)	(1.7)	(1.1)
Other — net	1.1	0.6	0.1

Effective tax rate	31.8%	30.0%	33.3%

     The 2010 state and local income tax and ESOP dividend components of the effective tax rate were consistent with the 2009 tax year. The decrease in the tax deduction related to investment vehicles was the result of a decrease in the impact of investments in tax favorable vehicles in 2010 compared to 2009. The impact of the domestic production activities deduction increased in 2010 compared to 2009 due to a statutory increase in the applicable rate of the deduction.
     The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. Other than as noted below, the Internal Revenue Service (IRS) substantially completed the audit of the 2004 and 2005 tax years. The IRS commenced an examination of the Company’s U.S. income tax returns for the 2006 and 2007 tax years in the fourth quarter of 2008. Fieldwork was completed during the fourth quarter of 2010. At this time, the Company has determined that an insignificant payment is due.
     The IRS is currently examining transactions related to the Company’s ESOP. Leveraged ESOP transactions were implemented on August 1, 2006 and August 27, 2003. See Note 12. At various times, principal and interest on the debt related to the transactions was forgiven as a mechanism for funding Company contributions of elective deferrals and matching contributions to the ESOP. The Company claimed income tax deductions for the forgiven principal on the debt along with interest and dividends. The benefit related to tax deductions for forgiven principal and interest was reflected in equity and did not flow through the provision for income taxes. The IRS has not issued any, but is evaluating possible Notices of Proposed Adjustment for income taxes for the 2004 through 2007 tax years related to these transactions and may seek to disallow some or all of the deductions related to the ESOP transactions and assess interest and penalties. The IRS has also indicated they are reviewing the applicability of excise taxes under Section 4975 of the Internal Revenue Code with respect to these transactions for the 2003 through 2007 tax years. During the fourth quarter, the IRS added the 2008 year to the audit of the ESOP. During the IRS’s examinations of the transactions, it requested the Department of Labor to also review the transactions. Following the Department of Labor’s initial examination, it is coordinating its response with the IRS. The Company has retained counsel to assist with the audit process and to respond to any claims or assessments the IRS or Department of Labor issues. As of December 31, 2010, the Company is subject to non-U.S. income tax examinations for the tax years of 2003 through 2010. In addition, the Company is subject to state and local income tax examinations for the tax years 1996 through 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
     A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2010	2009	2008
Balance at beginning of year	$36,963	$38,051	$39,378
Additions based on tax positions related to the current year	7,502	3,357	3,709
Additions for tax positions of prior years	1,841	9,170	4,212
Reductions for tax positions of prior years	(13,516)	(4,111)	(3,863)
Settlements	(55)	(7,937)	(3,212)
Lapses of Statutes of Limitations	(1,467)	(1,567)	(2,173)

Balance at end of year	$31,268	$36,963	$38,051

     Included in the balance of unrecognized tax benefits at December 31, 2010, 2009 and 2008 is $27,428, $32,543 and $32,420 in unrecognized tax benefits, the recognition of which would have an effect on the effective tax rate.
     Included in the balance of unrecognized tax benefits at December 31, 2010 is $6,003 related to tax positions for which it is reasonably possible that the total amounts could significantly change during the next twelve months. This amount represents a decrease in unrecognized tax benefits comprised primarily of items related to a payment related to a federal audit of partnership investments, assessed state income tax audits, state settlement negotiations currently in progress and expiring statutes in federal and foreign jurisdictions.
     The Company classifies all income tax related interest and penalties as income tax expense. During the tax year ended December 31, 2010, 2009 and 2008 the Company recognized a release of $1,544, $3,157 and $215, respectively, in income tax interest and penalties. As of December 31, 2010, 2009 and 2008, the Company has accrued $10,197, $11,783 and $15,563, respectively, for the potential payment of interest and penalties.
NOTE 16 — NET INCOME PER COMMON SHARE

	2010	2009	2008
Basic
Average common shares outstanding	107,021,624	113,514,399	116,835,433

Net income	$462,485	$435,848	$476,876
Less net income allocated to unvested restricted shares	(4,817)	(4,504)	(4,728)

Net income allocated to common shares	$457,668	$431,344	$472,148

Net income per common share	$4.28	$3.80	$4.04

Diluted
Average common shares outstanding	107,021,624	113,514,399	116,835,433
Stock options and other contingently issuable shares (a)	1,763,893	943,089	1,342,546

Average common shares outstanding assuming dilution	108,785,517	114,457,488	118,177,979

Net income	$462,485	$435,848	$476,876
Less net income allocated to unvested restricted shares assuming dilution	(4,749)	(3,679)	(4,695)

Net income allocated to common shares assuming dilution	$457,736	$432,169	$472,181

Net income per common share	$4.21	$3.78	$4.00

(a)	Stock options and other contingently issuable shares excludes 1,544,620, 4,759,922 and 3,136,935 shares at December 31, 2010, 2009 and 2008, respectively, due to their anti-dilutive effect.

The Company has two classes of participating securities: common shares and restricted shares, representing 99% and 1% of outstanding shares, respectively. The restricted shares are shares of unvested restricted stock granted under the Company’s restricted stock award program. Unvested restricted shares granted prior to April 21, 2010 received non-forfeitable dividends, and the shares were therefore considered a participating security. Effective April 21, 2010, the restricted stock award program was revised and dividends on performance-based restricted shares granted after this date are deferred and payment is contingent upon the awards vesting. Only the time-based restricted shares, which continue to receive non-forfeitable dividends, are considered a participating security. Basic and diluted earnings per share are calculated using the two-class method in accordance with the Earnings Per Share Topic of the ASC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
NOTE 17 — SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

	2010
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$1,565,482	$2,143,064	$2,172,259	$1,895,619	$7,776,424
Gross profit	691,968	971,893	971,585	845,632	3,481,078
Net income	32,603	181,706	175,258	72,918	462,485
Net income per common share — basic	0.30	1.67	1.63	0.68	4.28
Net income per common share — diluted	0.30	1.64	1.60	0.67	4.21
     Net income in the fourth quarter was increased by $9,468 ($.09 per share) due primarily to inventory adjustments and adjustments to compensation and benefit expenses. Gross profit was increased by $12,622 primarily as a result of physical inventory adjustments of $9,146. Selling, general and administrative expenses decreased $2,798 related to compensation and benefit expense adjustments.

	2009
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$1,550,677	$1,947,827	$1,996,909	$1,598,836	$7,094,249
Gross profit	680,606	895,342	928,983	758,238	3,263,169
Net income	37,279	158,023	175,208	65,338	435,848
Net income per common share — basic	0.32	1.36	1.53	0.59	3.80
Net income per common share — diluted	0.32	1.35	1.51	0.58	3.78
     Net income in the fourth quarter was increased by $28,941 ($.25 per share) due primarily to inventory adjustments and adjustments to compensation and benefit expenses. Gross profit was increased by $39,197 primarily as a result of physical inventory adjustments of $38,047 based on an annual physical inventory count performed during the fourth quarter, year-end inventory levels and related costs. Selling, general and administrative expenses decreased $7,938 related to compensation and benefit expense adjustments.
NOTE 18 — OPERATING LEASES
     The Company leases certain stores, warehouses, manufacturing facilities, office space and equipment. Renewal options are available on the majority of leases and, under certain conditions, options exist to purchase certain properties. Rental expense for operating leases, recognized on a straight-line basis over the lease term in accordance with the Leases Topic of the ASC was $282,309, $284,078 and $271,373 for 2010, 2009 and 2008, respectively. Certain store leases require the payment of contingent rentals based on sales in excess of specified minimums. Contingent rentals included in rent expense were $37,602, $36,228 and $32,835 in 2010, 2009 and 2008, respectively. Rental income, as lessor, from real estate leasing activities and sublease rental income for all years presented was not significant. The following schedule summarizes the future minimum lease payments under noncancellable operating leases having initial or remaining terms in excess of one year at December 31, 2010:

2011	$238,806
2012	208,020
2013	173,932
2014	141,931
2015	107,126
Later years	188,411

Total minimum lease payments	$1,058,226

NOTE 19 — REPORTABLE SEGMENT INFORMATION
     The Company reports its segment information in the same way that management internally organizes its business for assessing performance and making decisions regarding allocation of resources in accordance with the Segment Reporting Topic of the ASC. The Company has determined that it has three reportable operating segments: Paint Stores Group, Consumer Group and Global Finishes Group (collectively, the “Reportable Operating Segments”). Factors considered in determining the three reportable segments of the Company include the nature of business activities, the management structure directly accountable to the Company’s chief operating decision maker (CODM) for operating and administrative activities, availability of discrete financial information and information presented to the Board of Directors. Operating segments that are not individually significant, based on quantitative thresholds in ASC 280-10-50-12, are aggregated within the Global Finishes Group. The Company reports all other business activities and immaterial operating segments that are not reportable in the Administrative segment. See pages 6 through 11 of this report for more information about the Reportable Operating Segments.
     The Company’s CODM has been identified as the Chief Executive Officer because he has final authority over performance assessment and resource allocation decisions. Because

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
of the diverse operations of the Company, the CODM regularly receives discrete financial information about each reportable operating segment as well as a significant amount of additional financial information about certain divisions, business units or subsidiaries of the Company. The CODM uses all such financial information for performance assessment and resource allocation decisions. The CODM evaluates the performance of and allocates resources to the Reportable Operating Segments based on profit or loss before income taxes and cash generated from operations. The accounting policies of the Reportable Operating Segments are the same as those described in Note 1 of this report.
     The Paint Stores Group consisted of 3,390 company-operated specialty paint stores in the United States, Canada, Puerto Rico, Virgin Islands, Trinidad and Tobago, St. Maarten and Jamaica at December 31, 2010. Each store in this segment is engaged in the related business activity of selling paint, coatings and related products to end-use customers. The Paint Stores Group markets and sells Sherwin-Williams® branded architectural paint and coatings, industrial and marine products, OEM product finishes and related items. These products are produced by manufacturing facilities in the Consumer and Global Finishes Groups. In addition, each store sells selected purchased associated products. The loss of any single customer would not have a material adverse effect on the business of this segment. During 2010, this segment opened 36 net new stores, consisting of 49 new stores opened (40 in the United States, 6 in Canada, 2 in Trinidad and 1 in Jamaica) and 13 stores closed in the United States. In 2009 and 2008, this segment opened 8 and 21 net new stores, respectively. A map on page 12 of this report shows the number of paint stores and their geographic location. The CODM uses discrete financial information about the Paint Stores Group, supplemented with information by geographic region, product type and customer type, to assess performance of and allocate resources to the Paint Stores Group as a whole. In accordance with ASC 280-10-50-9, the Paint Stores Group as a whole is considered the operating segment, and because it meets the criteria in ASC 280-10-50-10, it is also considered a Reportable Operating Segment.
     The Consumer Group develops, manufactures and distributes a variety of paint, coatings and related products to third-party customers primarily in the United States and Canada, and the Paint Stores Group. Approximately 53 percent of the total sales of the Consumer Group in 2010 were inter-segment transfers of products primarily sold through the Paint Stores Group. Sales and marketing of certain controlled brand and private labeled products is performed by a direct sales staff. The products distributed through third party customers are intended for resale to the ultimate end-user of the product. The Consumer Group had sales to certain customers that, individually, may be a significant portion of the sales of the segment. However, the loss of any single customer would not have a material adverse effect on the overall profitability of the segment. This segment incurred most of the Company’s capital expenditures related to ongoing environmental compliance measures. The CODM uses discrete financial information about the Consumer Group, supplemented with information by product types and customer, to assess performance of and allocate resources to the Consumer Group as a whole. In accordance with ASC 280-10-50-9, the Consumer Group as a whole is considered the operating segment, and because it meets the criteria in ASC 280-10-50-10, it is also considered a Reportable Operating Segment.
     The Global Finishes Group develops, licenses, manufactures, distributes and sells a variety of architectural paint and coatings, industrial and marine products, automotive finishes and refinish products, OEM coatings and related products in North and South America, Europe and Asia. This segment meets the demands of its customers for a consistent worldwide product development, manufacturing and distribution presence and approach to doing business. This segment licenses certain technology and trade names worldwide. Sherwin-Williams® and other controlled brand products are distributed through the Paint Stores Group and this segment’s 564 company-operated branches and by a direct sales staff and outside sales representatives to retailers, dealers, jobbers, licensees and other third party distributors. During 2010, this segment opened or acquired 35 new branches (1 in the United States, 2 in Canada, 9 in South America, 6 in Mexico, 16 in Europe and 1 in Thailand) and closed 10 (3 in South America, 5 in the United States, 1 in Mexico and 1 in Canada) for a net increase of 25 branches. At December 31, 2010, the Global Finishes Group consisted of operations in the United States, subsidiaries in 45 foreign countries, 3 foreign joint ventures and income from licensing agreements in 16 foreign countries. The CODM uses discrete financial information about each of two aggregated operating segments within the Global Finishes Group Reportable Operating Segment, supplemented with information about geographic divisions, business units, and subsidiaries, to assess performance of and allocate resources to each of the operating segments. Two operating segments are aggregated to form the Global Finishes Group Reportable Operating Segment in accordance with the quantitative thresholds within ASC 280-10-50-12. A map on pages 12 and 13 of this report shows the number of branches and their geographic locations.
     The Administrative segment includes the administrative expenses of the Company’s corporate headquarters site. Also included in the Administrative segment was interest

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)
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
     Net external sales of all consolidated foreign subsidiaries were $1,468,116, $1,025,824 and $1,119,337 for 2010, 2009 and 2008, respectively. Segment profit of all consolidated foreign subsidiaries was $86,951, $27,028 and $73,569 for 2010, 2009 and 2008, respectively. Domestic operations accounted for the remaining net external sales and segment profits. Long-lived assets consisted of Property, plant and equipment, Goodwill, Intangible assets, Deferred pension assets and Other assets. The aggregate total of long-lived assets for the Company was $2,955,513, $2,553,836 and, $2,506,555 at December 31, 2010, 2009 and 2008, respectively. Long-lived assets of consolidated foreign subsidiaries totaled $664,547, $249,345 and $207,740 at December 31, 2010, 2009 and 2008, respectively. Total Assets of the Company were $5,169,235, $4,323,855 and $4,415,759 at December 31, 2010, 2009 and 2008, respectively. Total assets of consolidated foreign subsidiaries were $1,467,969, $753,915 and $666,881, which represented 28.4 percent, 17.4 percent and 15.1 percent of the Company’s total assets at December 31, 2010, 2009 and 2008, respectively. No single geographic area outside the United States was significant relative to consolidated net sales or operating profits. Export sales and sales to any individual customer were each less than 10 percent of consolidated sales to unaffiliated customers during all years presented.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(millions of dollars)

	2010
	Paint Stores	Consumer		Global Finishes		Consolidated
	Group	Group		Group	Administrative	Totals
Net external sales	$4,381	$1,298		$2,092	$5	$7,776
Intersegment transfers		1,453		95	(1,548)

Total net sales and intersegment transfers	$4,381	$2,751		$2,187	$(1,543)	$7,776

Segment profit	$620	$204		$124		$948
Interest expense					$(71)	(71)
Administrative expenses and other					(199)	(199)

Income before income taxes	$620	$204	*	$124	$(270)	$678

Reportable operating segment margins	14.2%	7.4%		5.7%
Identifiable assets	$1,238	$1,603		$1,526	$802	$5,169
Capital expenditures	51	25		38	11	125
Depreciation	47	39		38	16	140

	2009
	Paint Stores	Consumer		Global Finishes		Consolidated
	Group	Group		Group	Administrative	Totals
Net external sales	$4,209	$1,225		$1,653	$7	$7,094
Intersegment transfers		1,253		161	(1,414)

Total net sales and intersegment transfers	$4,209	$2,478		$1,814	$(1,407)	$7,094

Segment profit	$600	$157		$65		$822
Interest expense					$(40)	(40)
Administrative expenses and other					(159)	(159)

Income before income taxes	$600	$157	*	$65	$(199)	$623

Reportable operating segment margins	14.3%	6.3%		3.6%
Identifiable assets	$1,187	$1,524		$927	$686	$4,324
Capital expenditures	40	28		21	2	91
Depreciation	48	50		29	18	145

	2008
	Paint Stores	Consumer		Global Finishes		Consolidated
	Group	Group		Group	Administrative	Totals
Net external sales	$4,835	$1,272		$1,866	$7	$7,980
Intersegment transfers		1,652		143	(1,795)

Total net sales and intersegment transfers	$4,835	$2,924		$2,009	$(1,788)	$7,980

Segment profit	$648	$140		$152		$940
Interest expense					$(66)	(66)
Administrative expenses and other					(160)	(160)

Income before income taxes	$648	$140	*	$152	$(226)	$714

Reportable operating segment margins	13.4%	4.8%		7.6%
Identifiable assets	$1,371	$1,573		$937	$535	$4,416
Capital expenditures	57	28		25	7	117
Depreciation	50	44		31	18	143

*	Segment profit included $22, $19 and $26 of mark-up on intersegment transfers realized as a result of external sales by the Paint Stores Group during 2010, 2009 and 2008, respectively.

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
     Readers are cautioned not to place undue reliance on any forward-looking statements. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements and from the Company’s historical results and experience. These risks, uncertainties and other factors include such things as: (a) the duration and severity of the current negative global economic and financial conditions; (b) general business conditions, strengths of retail and manufacturing economies and the growth in the coatings industry; (c) competitive factors, including pricing pressures and product innovation and quality; (d) changes in raw material and energy supplies and pricing; (e) changes in the Company’s relationships with customers and suppliers; (f) the Company’s ability to attain cost savings from productivity initiatives; (g) the Company’s ability to successfully integrate past and future acquisitions into its existing operations, including the 2010 acquisitions of Becker Acroma Industrial Wood Coatings, Sayerlack Industrial Wood Coatings and Pinturas Condor as well as the performance of the businesses acquired; (h) risks and uncertainties associated with the Company’s ownership of Life Shield Engineered Systems, LLC; (i) changes in general domestic economic conditions such as inflation rates, interest rates, tax rates, unemployment rates, higher labor and healthcare costs, recessions, and changing government policies, laws and regulations; (j) risks and uncertainties associated with the Company’s expansion into and its operations in Asia, Europe, Mexico, South America and other foreign markets, including general economic conditions, inflation rates, recessions, foreign currency exchange rates, foreign investment and repatriation restrictions, legal and regulatory constraints, civil unrest and other external economic and political factors; (k) the achievement of growth in foreign markets, such as Asia, Europe, Mexico and South America; (l) increasingly stringent domestic and foreign governmental regulations including those affecting the environment; (m) inherent uncertainties involved in assessing the Company’s potential liability for environmental-related activities; (n) other changes in governmental policies, laws and regulations, including changes in accounting policies and standards and taxation requirements (such as new tax laws and new or revised tax law interpretations); (o) the nature, cost, quantity and outcome of pending and future litigation and other claims, including the lead pigment and lead-based paint litigation and the effect of any legislation and administrative regulations relating thereto; and (p) unusual weather conditions.
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

Annual Meeting
The annual meeting of shareholders will be held in the Landmark Conference Center, 927 Midland Building, 101 W. Prospect Avenue, Cleveland, Ohio on Wednesday, April 20, 2011 at 9:00 a.m., local time.
Headquarters
101 W. Prospect Avenue
Cleveland, Ohio 44115-1075
(216) 566-2000
www.sherwin.com
Investor Relations
Robert J. Wells
Senior Vice President — Corporate
Communications and Public Affairs
The Sherwin-Williams Company
101 W. Prospect Avenue
Cleveland, Ohio 44115-1075
Independent Registered Public Accounting Firm
Ernst & Young LLP
Cleveland, Ohio
Stock Trading
Sherwin-Williams Common Stock— Symbol, SHW—is traded on the New York Stock Exchange.
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
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
(866) 537-8703
TDD for hearing impaired:
(800) 231-5469
www.bnymellon.com/shareowner/isd
COMMON STOCK TRADING STATISTICS

	2010	2009	2008	2007	2006
High	$84.99	$64.13	$65.00	$73.96	$64.76
Low	57.86	42.19	44.51	56.75	37.40
Close December 31	83.75	61.65	59.75	58.04	63.58
Shareholders of record	8,706	9,151	9,469	9,803	10,173
Shares traded (thousands)	316,582	430,216	519,438	299,141	350,754
QUARTERLY STOCK PRICES AND DIVIDENDS

2010				2009
Quarter	High	Low	Dividend	Quarter	High	Low	Dividend
1st	$68.03	$57.86	$.36	1st	$61.42	$42.19	$.355
2nd	80.53	67.81	.36	2nd	59.17	49.90	.355
3rd	76.92	66.13	.36	3rd	62.73	51.22	.355
4th	84.99	69.56	.36	4th	64.13	56.24	.355

Corporate Officers
Christopher M. Connor, 54*
Chairman and
Chief Executive Officer
John G. Morikis, 47*
President and
Chief Operating Officer
Sean P. Hennessy, 53*
Senior Vice President — Finance and
Chief Financial Officer
Thomas E. Hopkins, 53*
Senior Vice President —
Human Resources
Steven J. Oberfeld, 58*
Senior Vice President — Corporate
Planning and Development
Louis E. Stellato, 60*
Senior Vice President,
General Counsel and Secretary
Robert J. Wells, 53*
Senior Vice President — Corporate
Communications and Public Affairs
Allen J. Mistysyn, 42*
Vice President — Corporate
Controller
Cynthia D. Brogan, 59
Vice President and Treasurer
Michael T. Cummins, 52
Vice President — Taxes and
Assistant Secretary
Mark J. Dvoroznak, 52
Vice President — Corporate Audit
and Loss Prevention
Richard M. Weaver, 56
Vice President — Administration
Operating Management
Joel Baxter, 50
President & General Manager
Paint & Coatings Division
Consumer Group
Robert J. Davisson, 50*
President
Paint Stores Group
Timothy J. Drouilhet, 49
President & General Manager
Eastern Division
Paint Stores Group
Monty J. Griffin, 50
President & General Manager
South Western Division
Paint Stores Group
Thomas C. Hablitzel, 48
President & General Manager
Automotive Division
Global Finishes Group
George E. Heath, 45*
President
Global Finishes Group
Peter J. Ippolito, 46
President & General Manager
Mid Western Division
Paint Stores Group
Timothy A. Knight, 46
President
Latin America Coatings Group
Global Finishes Group
Robert F. Lynch, 50
President
Paint Sundries Division
Consumer Group
Drew A. McCandless, 50
President & General Manager
Chemical Coatings Division
Global Finishes Group
Cheri M. Phyfer, 39
President & General Manager
Southeastern Division
Paint Stores Group
Ronald B. Rossetto, 44
President & General Manager
Protective & Marine Coatings Division
Global Finishes Group
Harvey P. Sass, 53
President & General Manager
Diversified Brands Division
Consumer Group
Thomas W. Seitz, 62*
Senior Vice President —
Strategic Excellence Initiatives

*	Executive Officer as defined by the Securities Exchange Act of 1934

2010 DIRECTORS
1	JOHN M. STROPKI, JR., 60 Chairman, President and Chief Executive Officer Lincoln Electric Holdings, inc.

2	SUSAN J. KROPF, 62 Retired, former President and Chief Operating Officer Avon Products, Inc.

3	CURTIS E. MOLL, 71 Chairman and Chief Executive Officer MTD Holdings Inc

4	THOMAS G. KADIEN, 54* Senior Vice President Consumer Packaging and IP Asia International Paper Company

5	A. MALACHI MIXON, III, 70 Chairman Invacare Corporation

6	GARY E. MCCULLOUGH, 52* President and Chief Executive Officer Career Education Corporation

7	RICHARD K. SMUCKER, 62 Executive Chairman and Co-Chief Executive Officer The J. M. Smucker Company

8	CHRISTOPHER M. CONNOR, 54 Chairman and Chief Executive Officer The Sherwin-Williams Company

9	JAMES C. BOLAND, 71* Former President, Chief Executive Officer and Vice Chairman Cavaliers Operating Company, LLC

10	DAVID F. HODNIK, 63* Retired, former President and Chief Executive Officer Ace Hardware Corporation

11	ARTHUR F. ANTON, 53* President and Chief Executive Officer Swagelok Company

*	Audit Committee Member

THE SHERWIN-WILLIAMS COMPANY
101 W. Prospect Avenue
Cleveland, Ohio 44115-1075
www.sherwin.com