Form 10-K, Exhibit 13
period 2011-12-31
SHERWIN WILLIAMS CO
filed 2012-02-23
CIK 89800

Exhibit 13

2 0 11 A n n u A l R e p o R t The Sherwin-williamS Company 101 W. prospect Avenue Cleveland, ohio 44115-1075 www.sherwin-williams.com Sherwin – williams.

ABOUT US

THE SHERWIN-WILLIAMS COMPANY WAS FOUNDED BY

Henry Sherwin and Edward Williams in 1866. Today, we are a global leader in the development, manufacture and sale of coatings and related products with approximately 33,000 employees and business in 116 countries. We market our products under such well-known brands as Sherwin-Williams®, Dutch Boy®, Krylon®, Minwax® and Thompson's® WaterSeal.® We go to market through more than 4,000 company-operated paint stores and branches around the world, as well as leading mass merchandisers, home centers, independent paint dealers, hardware stores, automotive retailers, and industrial distributors. With annual sales of $8.8 billion, we are the largest coatings manufacturer in the United States and third largest worldwide. For more information, visit www.sherwin.com.

ON THE COVER

No matter where our customers work, or what surfaces they're coating, Sherwin-Williams provides innovative solutions that ensure their success. For more than 145 years, we've been an industry pioneer in the development of technologically advanced paint and coatings that help beautify and protect everything from homes and cars to consumer products to infrastructure like steel bridges, in a wide range of popular colors.

TABLE OF CONTENTS

Letter to Shareholders	2
Paint Stores Group	6
Consumer Group	8
Latin America Coatings Group	10
Global Finishes Group	12
Stores/Branches/Subsidiaries	14
Shareholder Returns	16
Financial Performance	17

The Sherwin-Williams Company is an equal opportunity employer that recruits, selects and hires on the basis of individual qualifications and prohibits unlawful discrimination based on race, color, religion, sex, national origin, protected veteran status, disability, age, sexual orientation or any other consideration made unlawful by federal, state or local laws.

Financial Highlights 2011* 2010 2009 Net sales (thousands) $ 8,765,699 $ 7,776,424 $ 7,094,249 Net income (thousands) $ 441,860 $ 462,485 $ 435,848 Per common share: Net Income—diluted $ 4.14 $ 4.21 $ 3.78 Net income—basic $ 4.22 $ 4.28 $ 3.80 Cash dividends $ 1.46 $ 1.44 $ 1.42 Book value $ 14.61 $ 15.04 $ 13.62 Average common shares outstanding (thousands) 103,471 107,022 113,514 Return on sales 5.0% 5.9% 6.1 % Return on assets 8.4% 8.9% 10.1 % Return on beginning shareholders’ equity 27.5% 31.0% 27.1 % Total debt to capitalization 39.6% 39.4% 35.4 % Interest coverage (1) 18.4 x 10.6 x 16.6 x Net operating cash (thousands) $ 735,812 $ 706,590 $ 859,186 (1) Ratio of income before income taxes and interest expense to interest expense. *Includes IRS settlement of approximately $75 million, or approximately $.70 per share, in the year ended December 31, 2011. net SaleS (millions of dollars) net income (millions of dollars) per net Share income — diluted 9,000 8,000 7,000 6,000 5,000 4,000 3,000 2,000 1,000 0 7,094 7,776 8,765 500 400 300 200 100 0 436 462 442 2009 2010 2011 2009 2010 2011* 2009 2010 2011* 0 1 2 3 4 5 3.78 4.21 4.14

letter to sHareHolders From left to right: John G. morikis, President and chief operating officer christopher m. connor, chairman and chief executive officer Sean p. hennessy, senior Vice President—Finance and chief Financial officer We are pleaSed to report that 2011 WaS another record year for the Sherwin-Williams company. Since 2007, on the eve of the global recession, volume demand in the markets we serve declined more than 20 percent and raw material costs spiked nearly 40 percent. these forces are difficult to overcome, but we focused our efforts on streamlining our operations and growing market share. our financial results improved, but more importantly our company grew stronger. today, Sherwin-Williams is leaner, more productive and more competitive than at any time in our recent history. We finished 2011 with consolidated sales of $8.77 billion, an increase of 12.7 percent over 2010 and $761 million ahead of our all time revenue peak set in 2007. Income before taxes grew 9.4 percent to $741.5 million. During the year, we entered into a settlement with the Internal Revenue Service regarding their audit of our employee stock ownership plan for the 2003 through 2009 tax years. The settlement, which increased our federal income tax approximately $75.0 million, or $0.70 per common share, fully resolves all IRS issues relating to federal and state income taxes, including interest. Diluted net income per common share, before the effect of this settlement, increased 15 percent to $4.84 per share, eclipsing our previous EPS record of $4.70 per share. Strong cash generation and a long-standing practice of returning a significant portion of operating cash to shareholders are hallmarks of Sherwin-Williams. In 2011, cash from operations was $736 million, an increase of $29 million over the prior year. The increase in net operating cash was primarily a result of our disciplined management of working capital. At year end, our working capital ratio – accounts receivable plus inventories less accounts payable to sales – was 10.9 percent of sales compared to 11.9 percent at the end of 2010, convincing evidence that the integration of the acquisitions completed in the past two years is on track. Free cash flow, which is operating cash minus capital expenditures and dividends, finished the year at $428 million. During the year, we returned more than $520 million in cash to shareholders through treasury stock purchases and quarterly dividends. We acquired 4.7 million shares of our common stock on the open market at an average cost of $78.16 per share and a total investment of $367 million. At year end, we had remaining authorization from our Board to purchase an additional 21 million shares. We also increased our annual dividend two cents to $1.46 per share, keeping our string of 33 consecutive years of increased dividends intact. Total return to Sherwin-Williams shareholders (stock price appreciation plus dividends) was 8.5 percent in 2011 compared to a gain of just over 2 percent for our peer group and a flat return for the S&P 500. Long-term holders of our stock have enjoyed total returns far in excess of the market. Over the past five years, Sherwin-Williams shareholders earned a total return of 56 percent compared to a 1 percent loss for the S&P 500. Our 10-year total return was nearly 300 percent compared to 9.5 percent for the S&P 500. The improvement in our financial performance in recent years was not achieved by limiting investments that help ensure the Company’s long-term success. We continue to invest more than $100 million annually in research, development and commercialization of new product technologies. In June, we received the Presidential Green Chemistry Challenge Award from the U.S. Environmental Protection Agency. This esteemed award recognizes the design of safer and more sustainable chemicals, processes, and products that protect the public from exposure to harmful chemicals. As the only paint and coatings producer to receive a Presidential Green Chemistry Challenge Award in 2011, this recognition affirms our leadership in the rapidly expanding market for environmentally favorable products and processes. In 2012, we will extend our leadership position by introducing the industry’s first true zero-VOC architectural paint line and tint system. Acquisitions are also an important source of new technology. In 2011, we acquired Leighs Paints based in Bolton, England. Leighs is a market leader in intumescent, or fire protectant, coatings, which prolongs the structural integrity of steel and concrete in a catastrophic fire, providing more time for evacuation. Intumescent coatings specifications are increasing globally and we have very high expectations for this new addition to the Sherwin-Williams family. During the past year, we recruited more than 950 high caliber people into our respected Management Training Programs and celebrated a noteworthy milestone, surpassing 4,000 total company-operated stores and branches across all operating segments worldwide. We are confident these investments will benefit the Company in the near term, and deliver appropriate returns in the long term. Beginning fourth quarter 2011, we increased our Reportable Operating Segments to four from three due to the continued revenue growth, geographic expansion and end-market diversity of our Global Finishes Group. The Latin America Coatings Group, We finished 2011 with record sales of $8.77 billion and record adjusted earnings-per-share of $4.84. previously aggregated within the Global Finishes Group, will now be reported as a stand-alone segment. The remaining Global Finishes Group businesses, automotive finishes, O.E.M. product finishes, and protective and marine coatings, will make up the Global Finishes Group Reportable Operating Segment. This change will provide better visibility into the operations and financial performance of these businesses. paint StoreS Group Our Paint Stores Group is the largest operator of specialty paint stores in North America, servicing the needs of architectural and industrial painting contractors and do-it-yourself homeowners alike. Net sales for the Group finished the year at $4.78 billion, an increase of 9.1 percent from 2010. Comparable-store sales – sales by stores open more than 12 months – increased 8.3 percent in the year. Segment profit for the Group increased 4.2 percent to $645.7 million, but decreased as a percent of sales to 13.5 percent from 14.1 percent in 2010. The decline in profit margin was primarily the result of higher raw material costs. Demand for paint and painting materials gained momentum as the year progressed. Paint Stores Group revenues grew 6.1 percent in the first half of the year then accelerated to 11.6 percent in the second half compared to the same periods in 2010. Sales to do-it-yourself homeowners and painting contractors who specialize in repainting existing homes accounted for most of the growth in the first half. Sales and volume growth in the second half was more broad-based, with nearly every customer segment – residential and nonresidential – showing positive volume. Importantly, in a negative volume growth market, our results during the year clearly translated into market share gains. During the year, we added 60 net new stores, a slightly faster pace of new stores openings than we achieved in 2010. Our store count in the U.S., Canada and the Caribbean now stands at 3,450 compared to 3,390 a year ago. Our plan for 2012 calls for net new store openings in the range of 50 to 60 locations. conSumer Group Our Consumer Group fulfills a dual mission for the Company – supplying branded and private label products to retailers throughout North America and parts of Europe and supporting our Paint Stores Group with new product research and development, manufacturing, distribution and logistics. The Group manages a highly efficient North American supply chain consisting of 32 manufacturing plants and 7 distribution centers and maintains one of the safest transport oper- Sherwin-Williams shareholders earned a five year total return of 56 percent and a ten year total return of nearly 300 percent, both well ahead of our peer group and the S&p 500. ations in the country. In addition, Consumer Group leads our worldwide architectural coatings research and development effort. Our Consumer Group had a challenging year in 2011, primarily as a result of a significant decrease in architectural paint business with one large retail customer. External net sales for the Group decreased 1.8 percent to $1.27 billion, with a portion of the decline in volume offset by selling price increases. Segment profit for the year decreased to $173.7 million from $204.0 million in 2010, and segment profit margin contracted to 13.6 percent from 15.7 percent in 2010. The decrease in Consumer Group’s operating margin was due primarily to higher raw material costs that were only partially offset by selling price increases and good expense control. latin america coatinGS Group Our Latin America Coatings Group develops, manufactures, licenses and sells a variety of architectural paint and coatings and related products throughout Latin America. Sherwin-Williams® and other controlled brand products are distributed through 265 company-operated specialty paint stores and by a direct sales staff and outside sales representatives to retailers, dealers, licensees and other third party distributors. In 2011, the Latin America Coatings Group sales increased 22.7 percent to $828.5 million. Acquisitions increased sales in U.S. dollars by 8.7 percent and currency translation added 3 percent to sales in the year. Segment profit, stated in U.S. dollars, increased 27.9 percent to $75.5 million, due primarily to higher sales volume and price increases partially offset by raw material cost inflation. Currency translation increased segment profit $1.9 million and acquisitions increased segment profit $1.1 million in the year. As a percent of net sales, segment profit was 9.1 percent for the year compared to 8.7 percent in 2010. GloBal FiniSheS Group Our Global Finishes Group manufactures and sells industrial coatings, automotive finishes, and protective and marine coatings to a growing customer base in more than 100 countries around the world. We go to market through independent retailers, franchi-sees, jobbers and distributors, as well as through our company-operated branches. Acquisitions have played a particularly important role in this segment in recent years, bringing new technology and needed capacity in key geographic regions. During the past year, we made great strides in integrating the three acquisitions completed over the past two years, including Leighs Paints acquired in 2011. Net sales for our Global Finishes Group increased 32.5 percent to $1.88 billion. Acquisitions increased the Group’s sales in U.S. dollars by 20.7 percent and currency translation rate changes before acquisitions increased sales in U.S. dollars by 1.4 percent. Segment profit for the year increased to $90.3 million from $64.7 million last year, primarily as a result of higher sales volume and selling prices, good expense control and favorable currency translation that more than offset higher raw material costs and dilution from acquisitions. Acquisitions reduced segment profit $6.4 million in the year and currency translation increased segment profit $4.5 million. As a percent of net sales, the Global Finishes Group profit increased to 4.8 percent from 4.6 percent in 2010. Board chanGeS In December 2011, Gary G. McCullough stepped down from our Board of Directors. Mr. McCullough served as a Sherwin-Williams director since 2002. In 2012, Curtis E. Moll and James C. Boland will reach mandatory retirement age from our Board of Directors; Mr. Moll after serving 15 years and Mr. Boland after 14 years of service. The Company has benefited greatly from the leadership and sage advice these three men have provided over the years. We offer them our heartfelt wishes for good health and happiness in the years ahead. outlooK For 2012 There appears to be growing sentiment across many of our end markets predicting better times ahead. Some see early signs that the housing recession is finally nearing an end and investment in home improvement and maintenance is accelerating. Time will tell whether this early momentum will build and whether it will lead the U.S. housing market and home improvement spending back to more sustainable levels in the years ahead. Others forecast moderating rates of raw material inflation in 2012. On this point we remain more cautious. We still expect significant cost headwinds in 2012, primarily from titanium dioxide. This, coupled with the annualization of inflation from 2011, will likely require further action from paint producers to prevent additional margin erosion. If the past four years has taught us anything, it is that we are not reliant on favorable market conditions to produce better results. Our continued focus on better serving a diverse and increasingly global in 2011 we celebrated a noteworthy milestone, surpassing 4,000 total company-operated stores and branches across all operating segments worldwide. professional customer base, expanding our distribution domestically and abroad, developing new and innovative products, managing expenses and working capital and generating cash will enable us to grow and prosper in the year ahead regardless of market conditions. We are equally confident that these same factors will produce superior results and returns for our shareholders over the long term. On behalf of the men and women of The Sherwin-Williams Company around the world, we offer our thanks and appreciation to our customers, suppliers and shareholders for their continued trust and confidence. CHRISTOPHER M. CONNOR CHAIRMAN AND CHIEF EXECUTIVE OFFICER Sherwin williams.

SHERWIN-WILLIAMS PAINT STORES ARE THE ExcLuSIvE OuTLETS fOR Sherwin-Williams® branded paints, stains, painting tools, equipment and floorcovering. In 2011, the Paint Stores Group recorded sales of $4.78 billion and generated $645.7 million in profit. Our unique controlled distribution platform gives us a distinct competitive advantage by providing more opportunities to interact directly with our customers, both professional painters and do-it-yourself (DIY) homeowners. In 2011, we added 60 net new store locations, including one in Manhattan, ending the year with 3,450 stores in the U.S., Canada and the Caribbean. Through these outlets, we serve a diverse customer base that includes architectural and industrial painting contractors, residential and commercial builders and remodelers, property owners and managers, OEM product finishers and DIY homeowners. Our Paint Stores Group is a leading supplier of paint and coatings products that comply with ever increasing air quality regulations without sacrificing application characteristics, durability or finished appearance. For example, our new ProMar® 200 Zero VOC interior paint is GREENGUARD® and MPI approved, which enabled us to win more than 1,700 new specifications in 2011. Our popular Harmony® interior paint line was reintroduced in 2011 as a zero Volatile Organic Compound (VOC) formula with odor eliminating technology. Its low odor formula makes it ideal for use in occupied areas like office buildings, schools and health care facilities. Once applied, it actually reduces odors in the air. Formulated for easy application and superior coverage and durability, Harmony® interior paints also contain unique anti-microbial additives to minimize deterioration caused by mold and mildew and extend the life of the paint. Conventional oil-based, or alkyd, paints are popular among painting contractors because they spread smoothly, level well and dry very hard. The problem is most oil-based paints do not conform to air quality regulations in many regions of the country. The resins in our new ProClassic® Waterbased Acrylic Alkyd, ProMar® 200 Waterbased Acrylic Alkyd and Pro Industrial™ Waterborne Enamel are formulated from soybean oil to reduce VOC emissions by 60 percent. In 2011, this technology earned Sherwin-Williams a Presidential Green Chemistry Challenge Award from the EPA in the Designing Greener Chemicals category. Graffiti continues to be a destructive and costly problem for cities across America. In 2011, we stepped up our efforts to get our Pro Industrial™ Anti-Graffiti Coating specified in major metro markets. This unique product creates a nonporous surface that prevents graffiti from bonding, making graffiti easier to remove and saving municipalities and property owners time and money. Paint Stores Group made a big splash in the do-it-yourselfer market with the launch of HGTV® HOME by Sherwin-Williams, a full line of interior paint and sundries designed to simplify painting and color selection. The line features eight coordinated color collections, with 20 colors in each, that enhance room-to-room color and design harmony and take much of the guesswork out of DIY decorating. This highly successful program was launched with a comprehensive marketing and social media communications plan. To better serve our DIY customers, we introduced Customer Expressed!, a feedback tool that enables shoppers to provide immediate feedback to our stores about their shopping experience. The data gathered through Customer Expressed! has improved our ability to respond quickly to customer concerns and allows us to immediately reinforce positive experiences in our stores. In 2012, we are expanding the Customer Expressed! program to include our professional customers. PROducTS SOLd: Paints, stains, coatings, caulks, applicators, wallcoverings, floorcoverings, spray equipment and related products MARkETS SERvEd: Do-it-yourselfers, professional painting contractors, home builders, property maintenance, healthcare, hospitality, architects, interior designers, industrial, marine, flooring and original equipment manufacturer (oeM) product finishers MAjOR BRANdS SOLd: sherwin-Williams®, ProMar®, superPaint®, a-100®, Duron®, MaB®, Preprite®, Duration®, Duration Home®, ProGreen®, Harmony®, ProClassic®, Woodscapes®, Deckscapes®, Cashmere® and HGtV ® HoMe by sherwin-Williams OuTLETS: 3,450 sherwin-Williams stores in the United states, Canada, Jamaica, Puerto rico, st. Maarten, trinidad and tobago and the Virgin islands Paint stores GroUP

CONSUMER GROUP CONTRIBUTES TO OUR SUCCESS IN TWO IMPORTANT WAYS – by selling one of the industry’s strongest portfolios of branded and private label products through retailers across North America and in parts of Europe, and by running one of the industry’s most efficient and productive research and development, manufacturing and distribution operations. We supply well-known, nationally branded products the U.K. and Ireland, and the Altax™ brand in Poland. like Dutch Boy® and Pratt & Lambert® paints, Min- In 2011, the Consumer Group recorded net sales of wax® interior wood finishing products, Krylon® aerosol $1.27 billion and generated $173.7 million in profit. paints, Thompson’s® WaterSeal® exterior waterproof- Products that improve indoor air quality and creing products, Purdy® paint brushes and rollers and ate a safer work environment continue to be in high Dupli-Color® automotive specialty products to a major- demand. Our new EnviroVar™ Formaldehyde Free Acid ity of paint and automotive retailers in the United States Conversion Varnish earned a Sequoia New Product and Canada. We also manufacture and sell wood finish- Award for Green/Environmental Leadership in Wood ing products under the Ronseal™ brand in Coatings at the AWFS® Fair in 2011. Using the break-

through Clean Cure™ Technology, EnviroVar™ provides a post-catalyzed conversion varnish that is GREENGUARD Indoor Air Quality Certified®, low-odor and HAPs-free. Our Dutch Boy® brand has long been associated with innovative products that simplify home improvement projects. In 2011, we introduced Dutch Boy® Platinum®, a premium quality, no prep, no prime paint formula that saves customers time, effort and money. This paint-and-primer-in-one product is formulated with Advanced Extreme-Hide Technology that seals common household stains, and its proprietary Adhesion-Plus formula provides excellent adhesion even over glossy surfaces. The product is also low odor and mildew resistant. In 2011, we introduced new colors to our Minwax® Wood Finish® product line. With the addition of Weathered Oak and Classic Gray, customers can now choose from 24 different wood tone colors. A new color, black, was also added to the Minwax® Blend-Fil® Pencil product line, along with new packaging that makes it easier for consumers to choose the right product to repair scratches and nail holes. New packaging with larger color indicators also makes it easier to choose the right color in our Minwax® Gel Stain line. In our Thompson’s® Water Seal® line, we introduced Waterproofing Exterior Wood Stain, an aerosol product for small projects and touch-ups. It comes in four wood tone colors with superior resistance to color fading and UV damage. Two product introductions strengthened our Krylon® aerosol line in 2011. Krylon® Dual™ Paint + Primer is a one-step product that eliminates priming with superior rust prevention. It is available in a palette of 24 popular colors. Krylon® Glitter Blast™ provides a sparkling glitter finish in 12 different colors. In applicator products, we introduced the Jumbo Mini Roller System to our Purdy® line. Its patent pending cageless design provides the smoothest rolling action on the market. For high production, the roller cover fabric picks up and releases more paint than a standard mini roller, and the ergonomic grip handle is designed for comfort and reduced hand fatigue. ConSUMeR GRoUP PRODUCTS SOLD: Branded, private label and licensed brand paints, stains, varnishes, industrial products, wood finishing products, wood preservatives, applicators, corrosion inhibitors, aerosols, caulks and adhesives, and related products MARKETS SERVED: Do-it-yourselfers, professional painting contractors, industrial maintenance and flooring contractors MAJOR BRANDS SOLD: Dutch Boy®, Krylon®, Minwax®, Thompson’s® WaterSeal®, Pratt & Lambert®, Martin Senour®, H&C®, White Lightning®, Dupli-Color®, Rubberset®, Purdy®, Bestt Liebco®, Accurate Dispersions™, Uniflex®, VHT®, Kool Seal®, Snow Roof®, Altax™, Tri-Flow®, Sprayon® and Ronseal™ OUTLETS: Leading mass merchandisers, home centers, independent paint dealers, hardware stores, craft stores, fine art stores, automotive retailers and industrial distributors in the United States, Canada, Mexico, Poland and United Kingdom

COLOR
Interior & Exterior
SHERWIN-WILLIAMS
OFERTA ESPECIAL!

OUR LATIN AMERICA COATINGS GROUP MANUFACTURES AND SELLS

The Sherwin-Williams® brand is well-known and highly regarded in many Latin American countries. It anchors the broad portfolio of branded products our Latin America Coatings Group sells through our own company-operated specialty paint stores as well as independent paint dealers, home centers, mass retailers, hardware stores, licensees and other third party distributors. In 2011, we opened 16 new stores, bringing our total to 265 company-operated stores in Brazil, Chile, Ecuador, Mexico and Uruguay. We operate nine manufacturing sites across the region and have subsidiaries in seven countries and licensees of our brands operating in eight countries.

CONDOR
PERMALATEX
SHERWIN WILLIAMS
Metalatex
SUPERA
Acrílica
PREMIUM
Sem Cheiro

OUR LATIN AMERICA COATINGS GROUP MANUFACTURES AND SELLS a wide range of architectural paints, industrial coatings and related products throughout Latin America. In 2011, the Group recorded sales of $828.5 million and profit of $75.5 million, increases of 22.7 percent and 27.9 percent, respectively, over 2010. The Sherwin-Williams® brand is well-known and bringing our total to 265 company-operated stores in highly regarded in many Latin American countries. It Brazil, Chile, Ecuador, Mexico and Uruguay. We oper-anchors the broad portfolio of branded products our ate nine manufacturing sites across the region and have Latin America Coatings Group sells through our own subsidiaries in seven countries and licensees of our company-operated specialty paint stores as well as brands operating in eight countries. independent paint dealers, home centers, mass retail- In 2011, we continued to expand our successful ers, hardware stores, licensees and other third party dedicated dealer program, adding seven new dealer distributors. In 2011, we opened 16 new stores, locations in Argentina and 13 new locations in Mexico for a total of 178 in the region. Dedicated dealers are independent dealers who stock only branded products supplied by our Latin America Coatings Group. Acquisitions complement our organic growth from new store openings and dedicated dealers. Our acquisition of FANAPISA, our former licensee in Guayaquil, Ecuador, gives us control over the manufacture, sale, marketing and distribution of the Sherwin-Williams® brand in Ecuador. This, combined with the acquisition of Pinturas Cóndor in 2010, establishes us as the architectural paint market leader in Ecuador. Strong brands and innovative coatings technology are an integral part of our growth strategy throughout Latin America. In 2011, we launched the Loxon® Long Lasting line of architectural latex paint in Argentina. With proprietary polymer and intelligent particle technology, this product line delivers demonstrable superiority in washability for a flat interior paint, and in stain and water resistance for an exterior paint. In Brazil, we introduced Metalatex® Clima e Tempo, an exterior latex paint that forms a moisture-resistant film within 30 minutes of application. This unique technology expands the exterior painting season by enabling exterior work on days when rain is in the forecast. In Chile, we introduced Sherwin-Williams® brand Pintura Anti Olores, an interior latex paint with technology that reduces odors in the air. We are the market leader in protective and marine coatings in both Brazil and Chile. In 2011, we introduced our Euronavy® ES301S Epoxy technology to the Brazilian market. This is a unique solvent-free epoxy that is humidity tolerant, which means it can be applied without dew point restrictions and will adhear to damp metal surfaces. Being an employer of choice is key to our growth in Latin America. In 2011, Sherwin-Williams ranked fifth on the list of Best Places to Work in Argentina by Great Places to Work Institute. This was the fifth consecutive year we placed among the top 10 Best Places to Work in that country, and we are the only coatings company to receive this honor. Latin america cOatinGS GrOUP PRODUCTS SOLD: architectural paints, stains, coatings, varnishes, industrial maintenance products, wood finishing products, applicators, aerosols, Oem product finishes and related products MARKETS SERVED: Professional painting contractors, independent paint dealers, industrial maintenance, Oem product finishers, and do-it-yourselfers MAJOR BRANDS SOLD: Sherwin-Williams®, marson™, metalatex®, novacor®, Loxon®, colorgin™, andina™, napko™, martin Senour®, Sumare™, condor™, euronavy®, Krylon®, Kem tone®, minwax® and Pratt & Lambert® OUTLETS: 265 company-operated stores in Brazil, chile, ecuador, mexico and Uruguay. Distribution through dedicated dealers, home centers, distributors, hardware stores, and through licensees in el Salvador, Peru and Venezuela

GLOBAL FINISHES GROUP MANUFACTURES AND SELLS A WIDE RANGE

We go to market through a mix of company-operated branches, wholesale distributors and jobbers. Group sales in 2011 reached $1.88 billion, an increase of 32 percent over 2010, and profit increased almost 40 percent to $90.3 million.

Our Global Finishes Group is a leading supplier of waterborne and solvent-based liquid, powder, and UV-curable coatings to manufacturers and production finishers worldwide. Many of the best-known brands in residential and office furniture, cabinets, building products, agricultural and off-road equipment, and home and office electronics rely on Sherwin-Williams Global Finishes Group for coatings that beautify and protect their products and reinforce the quality of their brands.

The full value of our finishing solutions goes well beyond the coating. Technology in our products can help to improve manufacturing efficiency, enhance product quality and enable finishers to meet increasingly stringent environmental standards. We recently introduced Sher-Wood® F3 Kemvar® Varnish, the first in a line of Formaldehyde Free Finishing products that provides the performance and appearance of traditional wood finishing technologies without the air-quality concerns of formaldehyde. Our new LED Curable Coatings feature breakthrough technology that cures under LED light instead of traditional ultraviolet light,

BAYER

GLOBAL FINISHES GROUP mANUFActURES ANd SELLS A WIdE RANGE of OEm product finishes, protective and marine coatings and automotive finishes to a growing customer base in more than 100 countries. We go to market through a mix of company-operat- their products and reinforce the quality of their brands. ed branches, wholesale distributors and jobbers. Group The full value of our finishing solutions goes well sales in 2011 reached $1.88 billion, an increase of 32 beyond the coating. Technology in our products can percent over 2010, and profit increased almost 40 per- help to improve manufacturing efficiency, enhance cent to $90.3 million. product quality and enable finishers to meet increas-Our Global Finishes Group is a leading supplier ingly stringent environmental standards. We recently of waterborne and solvent-based liquid, powder, and introduced Sher-Wood® F3 Kemvar® Varnish, the first UV-curable coatings to manufacturers and production in a line of Formaldehyde Free Finishing products that finishers worldwide. Many of the best-known brands in provides the performance and appearance of traditional residential and office furniture, cabinets, building prod- wood finishing technologies without the air-quality ucts, agricultural and off-road equipment, and home concerns of formaldehyde. Our new LED Curable and office electronics rely on Sherwin-Williams Global Coatings feature breakthrough technology that cures Finishes Group for coatings that beautify and protect under LED light instead of traditional ultraviolet light, reducing energy requirements and lower production costs. The expansion of our RAL color program into satin sheens provides our customers with greater finishing flexibility. Our Global Finishes Group also supplies protective and marine coatings to high-profile projects around the world. In 2011, our protective coatings were used on Scotland’s Fourth Rail Bridge, the world’s first major steel bridge, originally opened in 1890. We also supplied protective coatings for the new Doha International Airport in Qatar, which has the world’s longest runway. Closer to home, Art All Around®, a project in Portland, Maine featuring 16 exterior oil storage tanks painted with Sherwin-Williams coatings, won the 2011 Society of Protective Coatings (SSPC) William Johnson Award recognizing outstanding achievement demonstrating aesthetic merit in industrial or commercial coatings work. When completed, it will be the world’s largest public art painting at 261,000 square feet. The acquisition of Leighs Paints in 2011 added an industry leading line of industrial fire protection coatings to our product portfolio. Leighs Firetex® brand coatings have been used on more than 400 projects protecting offshore platforms, refineries and chemical plants. Our automotive finishes business focuses on collision repair, fleet owners and vehicle refinishers, auto and truck dealerships, production shops and auto body builders, and tier suppliers. We are one of the top automotive refinish brands in North America – the market leader in the production shop segment – and the leading supplier of coatings to the Latin American automotive refin-ish market. Our revolutionary HP Process™ automotive finish system with patent-pending Air-Dry technology recently received an Industry Innovation Award from CollisionWeek in recognition of its contributions to shop productivity and reductions in shop energy consumption. Building on the success of the HP Process™ system, in 2011, we introduced Genesis® HP, an innovative low-VOC urethane system that can dramatically speed up production times and reduce energy consumption in transportation-related manufacturing environments. For value-priced smaller to mid-sized collision repair shops we launched our new ATX™ & Martin Senour® Pro//Base™ product lines. GLOBAL FINIShES GROUP PROdUctS SOLd: Asset protection products, wood finishes, applicators, aerosols, high performance interior and exterior coatings for the automotive, aviation, fleet and heavy truck markets, OEM product finishes and related products mARKEtS SERVEd: Commercial construction, industrial maintenance, automotive jobbers, wholesale distributors, collision repair facilities, dealerships, fleet owners and refinishers, production shops, body builders, manufacturers and job shops mAJOR BRANdS SOLd: Sherwin-Williams®, Lazzuril®, Excelo®, Baco®, Planet Color®, AWX®, Ultra™, Ultra-Cure®, Martin Senour®, Kem Aqua®, Sher-Wood®, Powdura®, Polane®, Euronavy®, Inchem®, Sayer-lack®, Becker Acroma®, Firetex®, Macropoxy®, Oece™, Arti™, Acrolon® OUtLEtS: 303 company-operated automotive, industrial and product finishes branches and other operations in the United States, Belarus, Belgium, Canada, Chile, China, Czech Republic, Denmark, Finland, France, Germany, India, Ireland, Italy, Lithuania, Malaysia, Mexico, Norway, Peru, Poland, Portugal, Romania, Russia, Singapore, Sweden, Spain, Thailand, Ukraine, United Kingdom and Vietnam. Distribution in 38 other countries through wholly owned subsidiaries, joint ventures, distributors, export options and licensees of technology, trademarks and trade names. 13

NORTH AMERICA
ALASKA
6
HAWAII
10 1
Massachusetts 53 5
Connecticut 36 4
Rhode Island 9
New Jersey 78 5
Delaware 16 1
Maryland 83 3
D.C. 5
Puerto Rico 30
Jamaica 18
Virgin Islands 3
St. Maarten 1
Aruba 1
Curacao 1
Trinidad & Tobago 6

DOMESTIC SUBSIDIARIES

Contract Transportation Systems Co.
Life Shield Engineered Systems LLC
Omega Specialty Products & Services LLC
Sherwin-Williams Realty Holdings, Inc.
SWIMC, Inc.
The Sherwin-Williams Acceptance Corporation

FOREIGN SUBSIDIARIES

Becker Acroma China Limited
Becker Acroma Limited
Becker Acroma Vietnam Co. Ltd.
Compania Sherwin-Williams, S.A. de C.V.
Kuhn & Klemmer GmbH
Leigh Paints
Oy Sherwin-Williams Finland Ab
Pinturas Condor S.A.
Pinturas Industriales S.A.
Productos Quimicos y Pinturas, S.A. de C.V.
Przedsiebiorstwo Altax Sp. z o.o.
Quetzal Pinturas, S.A. de C.V.
Ronseal (Ireland) Limited
Ronseal Limited
Sayerlack S.r.l.
Sayerlack Singapore Pte. Ltd.
Sherwin-Williams Argentina I.y C.S.A.
Sherwin-Williams ARTI GmbH
Sherwin-Williams Aruba VBA
Sherwin-Williams Automotive Europe S.r.l.
Sherwin-Williams Automotive Mexico S.de R.L.de C.V.
Sherwin-Williams Balkan S.R.L.
Sherwin-Williams Bel
Sherwin-Williams (Belize) Limited
Sherwin-Williams Benelux NV
Sherwin-Williams Canada Inc.
Sherwin-Williams (Caribbean) N.V.
Sherwin-Williams Cayman Islands Limited
Sherwin-Williams Chile S.A.
Sherwin-Williams Coatings S.a r.l.
Sherwin-Williams Colombia S.A.S.

dOmEstIc subsIdIaRIEs FOREIGN subsIdIaRIEs Contract Systems Transportation Co. Becker Acroma China Limited Quetzal Pinturas, S.A. de C.V. Sherwin-Williams Bel Life Shield Engineered Becker Acroma Limited Ronseal (Ireland) Limited Sherwin-Williams Limited (Belize) Becker Acroma Vietnam Ronseal Limited Systems LLC Co. Ltd. Sherwin-Williams Sayerlack S.r.l. Omega Specialty Products & Compania Sherwin-Williams, Benelux NV Services LLC Sayerlack Singapore Pte. Ltd. S.A. de C.V. Sherwin-Williams Sherwin-Williams Realty Sherwin-Williams Argentina Canada Inc. Kuhn & Klemmer GmbH I.y C.S.A. Holdings, Inc. Sherwin-Williams Leigh Paints Sherwin-Williams ARTI GmbH SWIMC, Inc. (Caribbean) N.V. Oy Sherwin-Williams Sherwin-Williams Aruba VBA The Acceptance Sherwin-Williams Corporation Finland Ab Sherwin-Williams Automotive Sherwin-Williams Islands Limited Cayman Pinturas Condor S.A. Europe S.r.l. Sherwin-Williams Chile S.A. Pinturas Industriales S.A. Sherwin-Williams Automotive Sherwin-Williams Coatings Productos Pinturas, Quimicos S.A. de C. y V. Mexico S.de R.L.de C.V. S.a r.l. Przedsiebiorstwo Altax Sherwin-Williams S.R.L. Balkan Sherwin-Williams Colombia S.A.S. Sp. z o.o.

STORES AND BRANCHES

SOUTH AMERICA
12
1
3
88
1
10
14
39

TODAY, THE PAINT STORES

STORE TYPE	PAINT STORES GROUP DIVISIONAL ORGANIZATION
PAINT STORES GROUP STORES	EASTERN DIVISION
GLOBAL FINISHES GROUP BRANCHES	MID WESTERN DIVISION
LATIN AMERICA COATINGS GROUP STORES	SOUTHEASTERN DIVISION
	SOUTH WESTERN DIVISION

Sherwin-Williams Czech Republic spol. s r.o
Sherwin-Williams Denmark A/S
Sherwin-Williams do Brasil Industria e Comercio Ltda.
Sherwin-Williams France Finishes SAS
Sherwin-Williams (Ireland) Limited
Sherwin-Williams Italy Coatings S.r.l.
Sherwin-Williams Japan Co., Ltd.
Sherwin-Williams Luxembourg Investment Management Company S.a r.l.
Sherwin-Williams (Malaysia) Sdn. Bhd.
Sherwin-Williams Management (Shanghai) Co., Ltd.
Sherwin-Williams Norway AS
Sherwin-Williams Paints (Dongguan) Co., Ltd.
Sherwin-Williams Paints India Private Limited
Sherwin-Williams Paints Limted Liability Company
Sherwin-Williams (Philippines), Inc.
Sherwin-Williams Pinturas de Venezuela S.A.
Sherwin-Williams Peru S.R.L.
Sherwin-Williams Poland Sp. z o.o
Sherwin-Williams Qingdao Co., Ltd.
Sherwin-Williams Qingdao Trading Co., Ltd.
Sherwin-Williams (S) Pte. Ltd.
Sherwin-Williams Services (Malaysia) Sdn. Bhd.
Sherwin-Williams (Shanghai) Limited
Sherwin-Williams Spain Coatings S.A.
Sherwin-Williams Sweden Coatings KB
Sherwin-Williams (Thailand) Co., Ltd.
Sherwin-Williams UK Automotive Limited
Sherwin-Williams Uruguay S.A.
Sherwin-Williams (Vietnam) Limited
Sherwin-Williams VI, LLC
Sherwin-Williams (West Indies) Limited
SWAM – Sherwin Williams do Brasil Gerenciamento de Activos Ltda.
The Sherwin-Williams Company Resources Limited
TOB Becker Acroma Ukraine
UAB Sherwin-Williams Lietuva
ZAO Becker Acroma
Zhao Qing Sherwin Williams Coatings Co., Ltd.

STORES AND BRANCHES 7 tOdaY, thE PaINt stOREs Group has 3,450 company-operated specialty paint stores in the united states, canada and the caribbean region. more than 90% of the u.s. population lives within a 50-mile radius of a sherwin-williams paint store. the Global Finishes Group has 303 company-operated automotive, protective & marine and product finishes branches, with an additional 265 in the latin america coatings Group. PaINt stOREs GROuP stORE tYPE dIvIsIONal ORGaNIzatION PAINT STORES GROuP STORES EASTERN DIVISION GLOBAL FINISHES MID WESTERN DIVISION GROuP BRANCHES SOuTHEASTERN DIVISION LATIN AMERICA COATINGS GROuP STORES SOuTH WESTERN DIVISION Sherwin-Williams Czech Sherwin-Williams Management Sherwin-Williams Qingdao Sherwin-Williams VI, LLC Republic spol. s r.o(Shanghai) Co., Ltd. Trading Co., Ltd. Sherwin-Williams (West Indies) Sherwin-Williams Denmark A/S Sherwin-Williams Norway AS Sherwin-Williams (S) Pte. Ltd. Limited Sherwin-Williams do Brasil Sherwin-Williams Paints Sherwin-Williams Services SWAM – Sherwin Williams Industria e Comercio Ltda.(Dongguan) Co., Ltd.(Malaysia) Sdn. Bhd. do Brasil Gerenciamento de Sherwin-Williams France Sherwin-Williams Paints India Sherwin-Williams (Shanghai) Activos Ltda. Finishes SAS Private Limited Limited The Sherwin-Williams Company Sherwin-Williams (Ireland) Sherwin-Williams Paints Limted Sherwin-Williams Spain Resources Limited Limited Liability Company Coatings S.A. TOB Becker Acroma ukraine Sherwin-Williams Italy Sherwin-Williams Sherwin-Williams Sweden uAB Sherwin-Williams Lietuva Coatings S.r.l.(Philippines), Inc. Coatings KB ZAO Becker Acroma Sherwin-Williams Japan Sherwin-Williams Pinturas de Sherwin-Williams (Thailand) Zhao Qing Sherwin Williams Co., Ltd. Venezuela S.A. Co., Ltd. Coatings Co., Ltd. Sherwin-Williams Luxembourg Sherwin-Williams Peru S.R.L. Sherwin-Williams uK Investment Management Sherwin-Williams Poland Automotive Limited Company S.a r.l. Sp. z o.o Sherwin-Williams uruguay S.A. Sherwin-Williams (Malaysia) Sherwin-Williams Qingdao Sherwin-Williams (Vietnam) Sdn. Bhd. Co., Ltd. Limited 15

SHAREHOLDER RETURNS

FIVE YEAR RETURN ▸

COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN

$175
$150
$125
$100
$75
$50
2006
2007
2008
2009
2010
2011
SHERWIN-WILLIAMS CO
S&P 500 INDEX
PEER GROUP

RETURNING CASH TO SHAREHOLDERS ▸

STOCK REPURCHASE (millions of shares)
15.00
12.00
9.00
6.00
3.00
0.00
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
152.4	147.0	144.7	141.1	137.3	130.9	118.2	114.5	108.8	105.7

AVERAGE COMMON SHARES OUTSTANDING: (fully diluted, in millions)

DIVIDENDS PER SHARE
$1.50
$1.20
$0.90
$0.60
$0.30
$0.00
'80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11

SHAREHOLDER RETuRNS cOmPaRIsON OF cumulatIvE FIvE YEaR tOtal REtuRN FIvE YEaR REtuRN4 The graph at right compares the cumulative five year total shareholder return on Sherwin-Williams common stock with the cumulative five year total return of the companies listed on the Standard & Poor’s 500 Stock Index and a peer group of companies selected on a line-of-business basis. The cumulative five year total return assumes $100 was invested on December 31, 2006 in Sherwin-Williams common stock, the S&P 500 and the peer group. The cumulative five year total return, including reinvestment of dividends, represents the cumulative value through December 31, 2011. REtuRNING cash tO shaREhOldERs4 We have consistently returned a portion of our cash generated from operations to shareholders through cash dividends and share repurchases. In 2011, the Company paid a cash dividend of $1.46 per share, marking the 33rd consecutive year we increased our dividend. Share repurchases are also an efficient way of returning cash to shareholders in that it returns sellers’ investment at market value and maximizes the value of the remaining shares outstanding. In 2011, we purchased 4.7 million shares on the open market. Over the past 10 years we have reduced our average diluted common shares outstanding by 51 million shares. 16 group of companies comprised of the following: Akzo Nobel N.V., BASF Corporation, Ferro Corporation, H.B. Fuller Company, Genuine Parts Company, Home Depot, Inc., Lowe’s Companies, Inc., Masco Corporation, Newell Rubbermaid Inc., PPG Industries, Inc., RPM International Inc., Stanley Black & Decker , USG Corporation and The Valspar Corporation. AVERAGE COMMON SHARES OuTSTANDING: (fully diluted, in millions) ‘80 ‘81 ‘82 ‘83 ‘84 ‘85 ‘86 ‘87 ‘88 ‘89 ‘90 ‘91 ‘92 ‘93 ‘94 ‘95 ‘96 ‘97 ‘98 ‘99 ‘00 ‘01 ‘02 ‘03 ‘04 ‘05 ‘06 ‘07 ‘08 ‘09 ‘10 ‘11

FINANCIAL PERFORMANCE

FINANCIAL TABLE OF CONTENTS

Financial Summary	18

Management’s Discussion and Analysis of Financial Condition and Results of Operations	19

Reports of Management and the Independent Registered Public Accounting Firm	40

Consolidated Financial Statements and Notes	44

Cautionary Statement Regarding Forward-Looking Information	80

Shareholder Information	81

Corporate Officers and Operating Management	82

FINANCIAL SUMMARY

(millions of dollars except as noted and per share data)

	2011		2010		2009		2008		2007
Operations
Net sales	$8,766		$7,776		$7,094		$7,980		$8,005
Cost of goods sold	5,021		4,295		3,831		4,481		4,406
Selling, general and administrative expenses	2,961		2,728		2,535		2,644		2,597
Impairments and dissolution	5		4		36		55		16
Interest expense	42		71		40		66		72
Income before income taxes	742		678		623		714		913
Net income	442		462		436		477		616
Financial Position
Accounts receivable - net	$990		$917		$696		$770		$871
Inventories	927		918		738		864		887
Working capital - net	99		150		376		(28)		(72)
Property, plant and equipment - net	957		952		819		860		899
Total assets	5,229		5,169		4,324		4,416		4,855
Long-term debt	639		648		783		304		293
Total debt	993		1,045		818		834		965
Shareholders’ equity	1,517		1,609		1,491		1,606		1,786
Per Common Share Information
Average shares outstanding (thousands)	103,471		107,022		113,514		116,835		127,222
Book value	$14.61		$15.04		$13.62		$13.72		$14.54
Net income - diluted (1)	4.14		4.21		3.78		4.00		4.70
Net income - basic (1)	4.22		4.28		3.80		4.04		4.80
Cash dividends	1.46		1.44		1.42		1.40		1.26
Financial Ratios
Return on sales	5.0%		5.9%		6.1%		6.0%		7.7%
Asset turnover	1.7	x	1.5	x	1.6	x	1.8	x	1.6	x
Return on assets	8.4%		8.9%		10.1%		10.8%		12.7%
Return on equity (2)	27.5%		31.0%		27.1%		26.7%		30.9%
Dividend payout ratio (3)	34.7%		38.1%		35.5%		29.8%		30.1%
Total debt to capitalization	39.6%		39.4%		35.4%		34.2%		35.1%
Current ratio	1.0		1.1		1.3		1.0		1.0
Interest coverage (4)	18.4	x	10.6	x	16.6	x	11.9	x	13.7	x
Net working capital to sales	1.1%		1.9%		5.3%		(0.3)%		(0.9)%
Effective income tax rate (5)	40.4%		31.8%		30.0%		33.3%		32.6%
General
Capital expenditures	$154		$125		$91		$117		$166
Total technical expenditures (6)	130		103		102		106		102
Advertising expenditures	227		218		218		234		256
Repairs and maintenance	78		76		69		76		73
Depreciation	151		140		145		143		139
Amortization of intangible assets	30		35		26		22		24
Shareholders of record (total count)	8,360		8,706		9,151		9,469		9,803
Number of employees (total count)	32,988		32,228		29,220		30,677		31,572
Sales per employee (thousands of dollars)	$266		$241		$243		$260		$254
Sales per dollar of assets	1.68		1.50		1.64		1.81		1.65

(1)	All earnings per share amounts are presented using the two-class method. See Note 16.
(2)	Based on net income and shareholders’ equity at beginning of year.
(3)	Based on cash dividends per common share and prior year’s diluted net income per common share.
(4)	Ratio of income before income taxes and interest expense to interest expense.
(5)	Based on income before income taxes.
(6)	See Note 1, page 51 of this report, for a description of technical expenditures.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY

The Sherwin-Williams Company, founded in 1866, and its consolidated wholly owned subsidiaries (collectively, the “Company”) are engaged in the development, manufacture, distribution and sale of paint, coatings and related products to professional, industrial, commercial and retail customers primarily in North and South America with additional operations in the Caribbean region, Europe and Asia. The Company is structured into four reportable segments – Paint Stores Group, Consumer Group, Global Finishes Group and Latin America Coatings Group (collectively, the “Reportable Segments”) – and an Administrative Segment in the same way it is internally organized for assessing performance and making decisions regarding allocation of resources. See pages 6 through 15 of this report and Note 19, on pages 76 through 79 of this report, for more information concerning the Reportable Segments.

The Company’s financial condition, liquidity and cash flow remained strong in 2011 in spite of continued soft domestic demand, rising global raw material costs, and tight credit markets. Net working capital decreased $50.9 million at December 31, 2011 compared to 2010 due primarily to a larger proportional increase in current liabilities than current assets. The Company has been able to arrange sufficient short-term borrowing capacity at reasonable rates even as credit markets remain tight, and the Company has sufficient total available borrowing capacity to fund its current operating needs. Net operating cash increased $29.2 million to $735.8 million in 2011 from $706.6 million in 2010. Strong net operating cash provided the funds necessary to invest in new stores, manufacturing and distribution facilities, acquire businesses, pay down debt, maintain financial stability and return cash to shareholders through dividends and treasury stock purchases.

Results of operations for the Company in 2011 were impacted by rising raw material cost increases. The Company continues to focus on controlling costs and implementing price increases to offset current raw material cost increases while maintaining customer service and gaining new business. Consolidated net sales increased 12.7 percent in 2011 to $8.77 billion from $7.78 billion in 2010 due primarily to selling price increases, acquisitions, and higher paint sales volume in our Global Finishes and Latin America Coatings Groups. Acquisitions increased consolidated net sales 4.5 percent in 2011. Gross profit as a percent of consolidated net sales decreased to 42.7 percent in 2011 from 44.8 percent in 2010 due primarily to increasing raw material costs partially offset by selling price increases, increased paint volume, and good inventory management and cost control. Selling, general and administrative expenses (SG&A) increased $232.7 million dollars in 2011 compared to 2010 due primarily to acquisitions and increased expenses to support higher sales levels and maintain customer service. SG&A decreased as a percent of consolidated net sales to 33.8 percent in 2011 as compared to 35.1 percent in 2010 due primarily to higher sales levels and good cost control in all Reportable Segments. Trademark impairment charges of $5.5 million occurred in 2011 due to the shortfall in sales of certain domestic and foreign trademarks. Impairments of trademarks were $4.5 million in 2010. Interest expense decreased $28.1 million in 2011 due to costs related to the repurchase of a majority of the Company’s 7.45% debentures in 2010. The effective income tax rate for 2011 was 40.4 percent, including an increase in income tax expense of $75.0 million relating to a settlement with the Internal Revenue Service (the “IRS Settlement”). Excluding the impact of the IRS Settlement would result in an effective income tax rate for 2011 of 30.3 percent. The effective income tax rate for 2010 was 31.8 percent, including a one-time increase in income tax expense of $11.4 million relating to the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (the “Acts”) passed by Congress in March 2010. Excluding the impact of the Acts would result in an effective income tax rate for 2010 of 30.1 percent. Diluted net income per common share, including charges relating to the IRS Settlement ($.70 per share) and dilution from acquisitions ($.04 per share) both in 2011, decreased 1.7 percent to $4.14 per share for 2011 from $4.21 per share a year ago, which included charges relating to the Acts ($.10 per share), repurchase of a majority of the Company’s 7.45% debentures ($.12 per share), and dilution from acquisitions ($.10 per share).

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

All of the significant accounting policies that were followed in the preparation of the consolidated financial statements are disclosed in Note 1, on pages 48 through 52 of this report. The following procedures and assumptions utilized by management directly impacted many of the reported amounts in the consolidated financial statements.

Non-Traded Investments

The Company has invested in the U. S. affordable housing and historic renovation real estate markets. These investments have been identified as variable interest entities. However, the Company is not the primary beneficiary and did not consolidate the operations of the investments. The carrying amounts of these non-traded investments, which approximate market value, were determined based on cost less related income tax credits determined by the effective yield method. The Company’s risk of loss from these non-traded investments is limited to the amount of its contributed capital. The Company has no ongoing capital commitments, loan requirements or guarantees with the general partners that would require any future cash contributions other than the contractually committed capital contributions that are disclosed in the contractual obligations table on page 29 of this report. See Note 1, on page 48 of this report, for more information on non-traded investments.

Accounts Receivable

Accounts receivable were recorded at the time of credit sales net of provisions for sales returns and allowances. All provisions for allowances for doubtful collection of accounts are included in Selling, general and administrative expenses and were based on management’s best judgment and assessment, including an analysis of historical bad debts, a review of the aging of Accounts receivable and a review of the current creditworthiness of customers. Management recorded allowances for such accounts which were believed to be uncollectible, including amounts for the resolution of potential credit and other collection issues such as disputed invoices, customer satisfaction claims and pricing discrepancies. However, depending on how such potential issues are resolved, or if the financial condition of any of the Company’s customers were to deteriorate and their ability to make required payments became impaired, increases in these allowances may be required. As of December 31, 2011, no individual customer constituted more than 5 percent of Accounts receivable.

Inventories

Inventories were stated at the lower of cost or market with cost determined principally on the last-in, first-out (LIFO) method based on inventory quantities and costs determined during the fourth quarter. Inventory quantities were adjusted during the fourth quarter as a result of annual physical inventory counts taken at all locations. If inventories accounted for on the LIFO method are reduced on a year-over-year basis, liquidation of certain quantities carried at costs prevailing in prior years occurs. Management recorded the best estimate of net realizable value for obsolete and discontinued inventories based on historical experience and current trends through reductions to inventory cost by recording a provision included in Cost of goods sold. Where management estimated that the reasonable market value was below cost or determined that future demand was lower than current inventory levels, based on historical experience, current and projected market demand, current and projected volume trends and other relevant current and projected factors associated with the current economic conditions, a reduction in inventory cost to estimated net realizable value was made. See Note 4, on page 53 of this report, for more information regarding the impact of the LIFO inventory valuation.

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

In accordance with the Goodwill and Other Intangibles Topic of the ASC, management tests goodwill for impairment at the reporting unit level. A reporting unit is a reportable segment per the Segment Reporting Topic of the ASC or one level below the reportable segment (component level) as determined by the availability of discrete financial information that is regularly reviewed by operating segment management or an aggregate of component levels of a reportable segment having similar economic characteristics. There was no change required to impairment testing at the reporting unit level due to the change in reportable segments. At the time of goodwill impairment testing, management determines fair value through the use of a discounted cash flow valuation model incorporating discount rates commensurate with the risks involved for each reporting unit. If the calculated fair value is less than the current carrying value, impairment of the reporting unit may exist. The use of a discounted cash flow valuation model to determine estimated fair value is common practice in impairment testing. The key assumptions used in the discounted cash flow valuation model for impairment testing include discount rates, growth rates, cash flow projections and terminal value rates. Discount rates are set by using the Weighted Average Cost of Capital (“WACC”) methodology. The WACC methodology considers market and industry data as well as Company-specific risk factors for each reporting unit in determining the appropriate discount rates to be used. The discount rate utilized for each reporting unit is indicative of the return an investor would expect to receive for investing in such a business. Operational management, considering industry and Company-specific historical and projected data, develops growth rates, sales projections and cash flow projections for each reporting unit. Terminal value rate determination follows common methodology of capturing the present value of perpetual cash flow estimates beyond the last projected period assuming a constant WACC and low long-term growth rates. As an indicator that each reporting unit has been valued appropriately through the use of the discounted cash flow valuation model, the aggregate of all reporting units fair value is reconciled to the total market capitalization of the Company. The discounted cash flow valuation methodology and calculations used in 2011 impairment testing are consistent with prior years.

The Company had nine reporting units with goodwill as of October 1, 2011, the date of the annual impairment test. The fair values of each of the reporting units exceeded their respective carrying values by more than ten percent, and no goodwill impairment was recorded. The Company performed a sensitivity analysis on the discount rate, which is a significant assumption in the calculation of the fair values. With a one percentage point increase in the discount rate, the reporting units would continue to have fair values in excess of their respective carrying values.

In accordance with the Goodwill and Other Intangibles Topic of the ASC, management tests indefinite-lived intangible assets for impairment at the asset level, as determined by appropriate asset valuations at acquisition. Management utilizes the royalty savings method and valuation model to determine the estimated fair value for each indefinite-lived intangible asset or trademark. In this method, management estimates the royalty savings arising from the ownership of the intangible asset. The key assumptions used in estimating the royalty savings for impairment testing include discount rates, royalty rates, growth rates, sales projections and terminal value rates. Discount rates used are similar to the rates developed by the WACC methodology considering any differences in Company-specific risk factors between reporting units and trademarks. Royalty rates are established by management and valuation experts and periodically substantiated by valuation experts. Operational management, considering industry and Company-specific historical and projected data, develops growth rates and sales projections for each significant trademark. Terminal value rate determination follows common methodology of capturing the present value of perpetual sales estimates beyond the last projected period assuming a constant WACC and low long-term growth rates. The royalty savings valuation methodology and calculations used in 2011 impairment testing are consistent with prior years.

The discounted cash flow and royalty savings valuation methodologies require management to make certain assumptions based upon information available at the time the valuations are performed. Actual results could differ from these assumptions. Management believes the assumptions used are reflective of what a market participant would have used in calculating fair value considering the current economic conditions. See Notes 2 and 5, on pages 52 through 54 of this report, for a discussion of businesses acquired, the estimated fair values of goodwill and identifiable intangible assets recorded at acquisition date and reductions in carrying value of goodwill and indefinite-lived intangible assets recorded as a result of impairment tests in accordance with the Goodwill and Other Intangibles Topic of the ASC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Property, Plant and Equipment and Impairment of Long-Lived Assets

Property, plant and equipment was stated on the basis of cost and depreciated principally on a straight-line basis using industry standards and historical experience to estimate useful lives. In accordance with the Property, Plant and Equipment Topic of the ASC, if events or changes in circumstances indicated that the carrying value of long-lived assets may not be recoverable or the useful life had changed, impairment tests were performed or the useful life was adjusted. Undiscounted future cash flows were used to calculate the recoverable value of long-lived assets to determine if such assets were impaired. Where impairment was identified, management determined fair values for assets using a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each group of assets. Growth models were developed using both industry and company historical results and forecasts. If the usefulness of an asset was determined to be impaired, management estimated a new useful life based on the period of time for projected uses of the asset. Such models and changes in useful life required management to make certain assumptions based upon information available at the time the valuation or determination was performed. Actual results could differ from these assumptions. Management believes the assumptions used are reflective of what a market participant would have used in calculating fair value or useful life considering the current economic conditions. All tested long-lived assets or groups of long-lived assets had undiscounted cash flows that were substantially in excess of their carrying value, except as noted in Note 5. See Notes 5 and 6, on pages 53 through 58 of this report, for a discussion of the reductions in carrying value or useful life of long-lived assets in accordance with the Property, Plant and Equipment Topic of the ASC.

Exit or Disposal Activities

Management is continually re-evaluating the Company’s operating facilities against its long-term strategic goals. Liabilities associated with exit or disposal activities are recognized as incurred in accordance with the Exit or Disposal Cost Obligations Topic of the ASC and property, plant and equipment is tested for impairment in accordance with the Property, Plant and Equipment Topic of the ASC. Provisions for qualified exit costs are made at the time a facility is no longer operational, include amounts estimated by management and primarily represent post-closure rent expenses, incremental post-closure costs and costs of employee terminations. Adjustments may be made to liabilities accrued for qualified exit costs if information becomes available upon which more accurate amounts can be reasonably estimated. If impairment of property, plant and equipment exists, the carrying value is reduced to fair value estimated by management. Additional impairment may be recorded for subsequent revisions in estimated fair value. See Note 6, on pages 55 through 58 of this report, for information concerning impairment of property, plant and equipment and accrued qualified exit costs.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

A reduction in the over-funded status of the Company’s defined benefit pension plans at December 31, 2008, due to the decrease in market value of equity securities held by the plans, increased the future amortization of actuarial losses recognized in Cumulative comprehensive loss. This amortization increased net pension costs in 2009, 2010, and 2011. An increase in market value of equity securities held by the plans during 2009 and 2010 will decrease the future amortization of actuarial losses recognized in Cumulative comprehensive loss, but not enough to offset the full extent of losses experienced in 2008. The shortfall in market value of equity securities held by the plans versus the expected returns in 2011 further increased the future amortization of actuarial losses. The amortization of actuarial losses on plan assets, combined with the reduced discount rates on projected benefit obligations, will increase net pension costs in 2012. See Note 7, on pages 58 through 64 of this report, for information concerning the Company’s defined benefit pension plans and postretirement benefit plans other than pensions.

Debt

The fair values of the Company’s publicly traded long-term debt were based on quoted market prices. The fair values of the Company’s non-traded long-term debt were estimated using discounted cash flow analyses, based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. See Note 1, on page 48 of this report, for the carrying amounts and fair values of the Company’s long-term debt, and Note 8, on pages 64 through 65 of this report, for a description of the Company’s long-term debt arrangements.

Environmental Matters

The Company is involved with environmental investigation and remediation activities at some of its currently and formerly owned sites and at a number of third-party sites. The Company accrues for environmental-related activities for which commitments or clean-up plans have been developed and for which costs can be reasonably estimated based on industry standards and professional judgment. All accrued amounts were recorded on an undiscounted basis. Environmental-related expenses included direct costs of investigation and remediation and indirect costs such as compensation and benefits for employees directly involved in the investigation and remediation activities and fees paid to outside engineering, actuarial, consulting and law firms. Due to uncertainties surrounding environmental investigations and remediation activities, the Company’s ultimate liability may result in costs that are significantly higher than currently accrued. See pages 27 through 29 and Note 9, on pages 65 and 66 of this report, for information concerning the accrual for extended environmental-related activities and a discussion concerning unaccrued future loss contingencies.

Litigation and Other Contingent Liabilities

In the course of its business, the Company is subject to a variety of claims and lawsuits, including litigation relating to product liability and warranty, personal injury, environmental, intellectual property, commercial and contractual claims. Management believes that the Company has properly accrued for all known liabilities that existed and those where a loss was deemed probable for which a fair value was available or an amount could be reasonably estimated in accordance with all present U.S. generally accepted accounting principles. However, because litigation is inherently subject to many uncertainties and the ultimate result of any present or future litigation is unpredictable, the Company’s ultimate liability may result in costs that are significantly higher than currently accrued. In the event that the Company’s loss contingency is ultimately determined to be significantly higher than currently accrued, the recording of the liability may result in a material impact on net income for the annual or interim period during which such liability is accrued. Additionally, due to the uncertainties involved, any potential liability determined to be attributable to the Company arising out of such litigation may have a material adverse effect on the Company’s results of operations, liquidity or financial condition. See pages 31 through 33 of this report and Note 10, on pages 67 through 69 of this report, for information concerning litigation.

In addition, the Company may be subject to potential liabilities for which a loss was not deemed probable at this time and an amount could not be reasonably estimated due to uncertainties involved. See page 31 of this report for more information concerning contingent liabilities.

Income Taxes

The Company estimated income taxes in each jurisdiction that it operated. This involved estimating taxable earnings, specific taxable and deductible items, the likelihood of generating sufficient future taxable income to utilize deferred

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

tax assets and possible exposures related to future tax audits. To the extent these estimates change, adjustments to deferred and accrued income taxes will be made in the period in which the changes occur.

In October 2011, the Company reached a settlement of the IRS’ audit of the Company’s employee stock ownership plan (ESOP). The Company has fully resolved all IRS issues for the 2003 through 2009 tax years relating to the matters challenging the ESOP related federal income tax deductions claimed by the Company and proposing substantial excise taxes and penalties. The IRS Settlement (including interest), which resolved all ESOP related tax issues, resulted in an after-tax charge related to federal and state income taxes totaling approximately $75.0 million, or $.70 per diluted common share, and an additional reduction in Shareholders’ equity of approximately $51.2 million in the Company’s fourth quarter. The Department of Labor’s investigation of the Leveraged ESOP Transactions remains open. The Company paid $60.0 million of the IRS Settlement to the IRS during 2011 and expects to make a final payment of approximately $73.1 million during 2012. The Company is due a refund of $8.9 million for other issues related to the 2006 and 2007 audit period. The IRS commenced an examination of the Company’s U.S. income tax returns for the 2008 and 2009 tax years in the third quarter of 2011. Fieldwork is expected to be completed during 2012. At this time, the Company has determined that an insignificant refund is due for issues under review during this audit period.

See Note 15, on pages 73 through 74 of this report, for information concerning the Company’s unrecognized tax benefits, interest and penalties and current and deferred tax expense.

Stock-Based Compensation

The cost of the Company’s stock-based compensation is recorded in accordance with the Stock Compensation Topic of the ASC. The Company follows the “modified prospective” method as described in the Topic whereby compensation cost is recognized for all share-based payments granted after December 31, 2005.

The Company estimates the fair value of option rights using a Black-Scholes-Merton option pricing model which requires management to make estimates for certain assumptions. Management and a consultant continuously review the following significant assumptions: risk-free interest rate, expected life of options, expected volatility of stock and expected dividend yield of stock. An increase or decrease in the assumptions or economic events outside management’s control could have a direct impact on the Company’s results of operations. See Note 13, on pages 70 through 72 of this report, for more information on stock-based compensation.

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

FINANCIAL CONDITION, LIQUIDITY AND CASH FLOW

Overview

The Company’s financial condition, liquidity and cash flow remained strong in 2011 in spite of continued soft domestic demand, rising global raw material costs, and tight credit markets. Net working capital decreased $50.9 million at December 31, 2011 compared to 2010 due primarily to a larger proportional increase in current liabilities than current assets. Accounts payable increased $55.5 million, Accrued taxes increased $58.0 million, and all other current liabilities increased $27.5 million while Short-term borrowings decreased $42.3 million. Accounts receivable and Inventories were up $82.3 million. The remaining current assets decreased $34.4 million. The Company’s current ratio decreased to 1.05 at December 31, 2011 from 1.07 at December 31, 2010. Total debt at December 31, 2011 decreased $51.4 million to $993.4 million from $1,044.8 million at December 31, 2010. Total debt increased as a percentage of total capitalization to 39.6 percent from 39.4 percent at the end of 2010. At December 31, 2011, the Company had remaining borrowing ability of $1.42 billion.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net operating cash increased $29.2 million to $735.8 million in 2011 from $706.6 million in 2010 due primarily to a reduction in working capital of $36.8 million and increased depreciation expense of $10.9 million partially offset by a reduction in net income of $20.6 million. Net operating cash decreased as a percent to sales to 8.4 percent in 2011 compared to 9.1 percent in 2010. Strong Net operating cash provided the funds necessary to invest in new stores, manufacturing and distribution facilities, acquire businesses, pay down debt, and return cash to shareholders through dividends and treasury stock purchases. In 2011, the Company used Net operating cash to invest $153.8 million in capital additions and improvements, purchase $367.4 million in treasury stock, pay $153.5 million in cash dividends to its shareholders of common stock, reduce debt by $52.5 million, and invest $44.4 million in acquisitions.

Net Working Capital

Total current assets less Total current liabilities (net working capital) decreased $50.9 million to a surplus of $98.9 million at December 31, 2011 from a surplus of $149.8 million at December 31, 2010. The decrease in net working capital related to an increase in Total current liabilities of $98.7 million due primarily to increases in Accrued taxes of $58.0 million, Accounts payables of $55.5 million and all other current liabilities $27.5 million offset by a decrease in Short-term borrowings of $42.3 million. The Company has sufficient total available borrowing capacity to fund its current operating needs. A corresponding increase in Total current assets of $47.9 million was due primarily to an increase in Accounts receivable and Inventories of $82.3 million while the remaining current assets decreased $34.4 million. The increase in Total current liabilities that exceeded the increase in Total current assets caused the Company’s current ratio to decrease to 1.05 at December 31, 2011 from 1.07 at December 31, 2010. Accounts receivable as a percent of Net sales decreased to 11.3 percent in 2011 from 11.8 percent in 2010 as sales increased more than accounts receivables due primarily to a full year of sales for businesses acquired during 2010 versus only a partial year with comparable accounts receivable balances in each period. Accounts receivable days outstanding were flat at 56 days in 2011 and 2010. In 2011, provisions for allowance for doubtful collection of accounts decreased $7.6 million, or 12.8 percent, primarily due to acquisitions. Inventories decreased as a percent of Net sales to 10.6 percent in 2011 from 11.8 percent in 2010 due primarily to a full year of sales for businesses acquired during 2010 versus only a partial year in 2010 with comparable inventory levels in each period partially offset by rising raw material costs. Inventory days outstanding increased to 96 days in 2011 from 94 days in 2010. Accounts payable increased in 2011 to $965.1 million compared to $909.6 million last year due primarily to rising raw material costs, increased material requirements for higher manufactured paint volumes, and acquisitions.

Goodwill and Intangible Assets

Goodwill, which represents the excess of cost over the fair value of net assets acquired in purchase business combinations, increased $5.6 million in 2011 due primarily to $5.0 million additional goodwill resulting from acquisitions.

Intangible assets decreased $14.6 million in 2011. Amortization of finite-lived intangible assets of $29.7 million and impairments of indefinite-lived intangible assets of $5.5 million, more than offset acquired indefinite-lived intangible assets of $2.1 million and finite-lived intangible assets of $8.0 million, and $11.1 million of capitalized software costs. Acquired finite-lived intangible assets included assets such as covenants not to compete, customer lists and product formulations. Costs related to designing, developing, obtaining and implementing internal use software are capitalized and amortized in accordance with the Goodwill and Other Intangibles Topic of the ASC. See Notes 2 and 5, on pages 52 through 54 of this report, for a description of acquired goodwill, identifiable intangible assets and asset impairments recorded in accordance with the Goodwill and Other Intangibles Topic of the ASC and summaries of the remaining carrying values of goodwill and intangible assets.

Deferred Pension and Other Assets

Deferred pension assets of $228.4 million at December 31, 2011 represent the excess of the fair market value of assets over the actuarially determined projected benefit obligations, primarily of the domestic salaried defined benefit pension plan. The decrease in Deferred pension assets during 2011 of $20.0 million, from $248.3 million last year, was due primarily to a decrease in the fair market value of equity securities held by the salaried defined benefit pension plan. In accordance with the accounting prescribed by the Retirement Benefits Topic of the ASC, the decrease in the value of the Deferred pension assets is offset in Cumulative other comprehensive loss and is amortized as a component of Net pension costs over a defined period of pension service. See Note 7, on pages 58 through 64 of this report, for more information concerning the excess fair value of assets over projected benefit obligations of the salaried defined benefit pension plan and the amortization of actuarial gains or losses relating to changes in the excess assets and other actuarial assumptions.

Other assets increased $36.8 million to $368.9 million at December 31, 2011 due primarily to additional investments related to the affordable housing and historic renovation real estate properties.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Property, Plant and Equipment

Net property, plant and equipment increased $4.4 million to $956.5 million at December 31, 2011 due primarily to capital expenditures of $153.8 million and acquired assets of $17.3 million partially offset by depreciation expense of $151.2 million, sale or disposition of assets with remaining net book value of $7.4 million and currency translation adjustments of $8.1 million. Capital expenditures during 2011 in the Paint Stores Group were primarily attributable to the opening of new paint stores and improvements in existing stores. In the Consumer Group, capital expenditures during 2011 were primarily related to efficiency improvements and maintenance items in existing production and distribution facilities. Capital expenditures in the Global Finishes Group were primarily attributable to the opening of new branches and improvements in existing manufacturing and distribution facilities. Capital expenditures in the Latin America Coatings Group were primarily attributable to the opening of new specialty stores and improvements in existing manufacturing and distribution facilities. The Administrative segment incurred capital expenditures primarily for upgrading the Company’s aviation equipment, headquarters building and information systems hardware. In 2012, the Company expects to spend less than 2011 for capital expenditures. The predominant share of the capital expenditures in 2012 is expected to be for various productivity improvement and maintenance projects at existing manufacturing and distribution facilities, new store openings and new or upgraded information systems hardware. The Company does not anticipate the need for any specific long-term external financing to support these capital expenditures.

Debt

Borrowings outstanding under the domestic commercial paper program were $264.9 million and $173.5 million with weighted-average interest rates of 0.2 percent at December 31, 2011 and December 31, 2010, respectively. At December 31, 2009, there were no borrowings outstanding under the domestic commercial paper program. Borrowings outstanding under various foreign programs at December 31, 2011 were $81.4 million with a weighted-average interest rate of 4.9 percent. At December 31, 2010 and December 31, 2009, foreign borrowings were $215.1 million and $22.7 million with weighted-average interest rates of 2.9 percent and 8.8 percent, respectively. Long-term debt, including the current portion, decreased a net $9.1 million during 2011 due primarily to regularly scheduled principal payments made.

On July 19, 2010, Sherwin-Williams Luxembourg S.à r.l., a wholly-owned subsidiary of the Company, entered into a €200.0 million (Euro) credit facility. On December 28, 2010 the Company reduced the aggregate amount of this credit facility to €150.0 million (Euro). During 2011, the aggregate amount of this credit facility was further reduced to €97,000 (Euro). On July 19, 2010, Sherwin-Williams Canada Inc., a wholly-owned subsidiary of the Company, entered into a CAD 75.0 million credit facility. The credit facilities are being used for general corporate purposes, including refinancing indebtedness and for acquisitions.

During 2006, the Company entered into an additional five-year credit agreement that gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $250.0 million. In 2007, the Company entered into two additional five-year credit agreements giving the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $500.0 million. On January 30, 2012, the Company entered into a five-year credit agreement. The credit agreement was amended on February 13, 2012 and gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit of up to an availability of $300.0 million. At December 31, 2011, 2010 and 2009, there were no borrowings outstanding under any of these agreements.

The Company uses a revolving credit agreement primarily to satisfy its commercial paper program’s dollar for dollar liquidity requirement. At December 31, 2009, the Company had an $845.0 million senior unsecured revolving credit agreement scheduled to expire on July 20, 2010. On January 8, 2010, the Company terminated the existing $845.0 million five-year senior unsecured revolving credit agreement and entered into a new $500.0 million three-year senior unsecured revolving credit agreement. On July 8, 2011, the Company entered into a new five-year $1.05 billion credit agreement, which replaced the existing three-year $500.0 million credit agreement. The new credit agreement allows the Company to extend the maturity of the facility with two one-year extension options and to increase the aggregate amount of the facility to $1.30 billion, both of which are subject to the discretion of each lender.

See Note 8, on pages 64 through 65 of this report, for a detailed description of the Company’s debt outstanding and other available financing programs.

Defined Benefit Pension and Other Postretirement Benefit Plans

In accordance with the accounting prescribed by the Retirement Benefits Topic of the ASC, the Company’s total liability for unfunded or under-funded defined benefit pension plans increased $8.4 million to $32.6 million. Postretirement benefits other than pensions increased $1.2 million to $316.8 million at December 31, 2011. The increase in the liability was due to the increase in the actuarially

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

determined postretirement benefit obligation due primarily to changes in the actuarial assumptions and unfavorable claims experience and other demographics.

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

Effective October 1, 2011, participation in The Sherwin-Williams Company Salaried Employees’ Pension Investment Plan, a defined benefit plan, was frozen for new hires. All newly hired U.S. non-collectively bargained employees will be eligible to participate in The Sherwin-Williams Company Salaried Employees’ Revised Pension Investment Plan.

The assumed discount rate used to determine the actuarial present value of projected defined benefit pension and other postretirement benefit obligations for domestic plans was decreased from 5.0 percent to 4.4 percent at December 31, 2011 due to decreased rates of high-quality, long-term investments and was slightly higher for foreign defined benefit pension plans. The rate of compensation increases used to determine the projected benefit obligations remained at 4.0 percent for domestic pension plans and was slightly higher on most foreign plans. In deciding on the rate of compensation increases, management considered historical Company increases as well as expectations for future increases. The expected long-term rate of return on assets remained at 7.5 percent for 2011 for domestic pension plans and was slightly lower for most foreign plans. In establishing the expected long-term rate of return on plan assets for 2011, management considered the historical rates of return, the nature of investments and an expectation for future investment strategies. The assumed health care cost trend rates used to determine the net periodic benefit cost of postretirement benefits other than pensions for 2011 were 7.5 percent for medical and 8.0 percent for prescription drug cost increases, both decreasing gradually to 5.0 percent in 2018. The assumed health care cost trend rates used to determine the benefit obligation at December 31, 2011 were 8.0 percent for medical and prescription drug cost increases. In developing the assumed health care cost trend rates, management considered industry data, historical Company experience and expectations for future health care costs.

For 2012 Net pension cost and Net periodic benefit cost recognition for domestic plans, the Company will use a discount rate of 4.4 percent, an expected long-term rate of return on assets of 7.5 percent, a rate of compensation increase of 4.0 percent and cost trend rates of 8.0 percent for health care and prescription drug cost increases. Slightly higher discount rates and rates of compensation increases and lower expected long-term rates of return on plan assets will be used for most foreign plans. Use of these assumptions, a change in the domestic salaried defined benefit pension plan, and amortization of actuarial gains will result in a domestic Net pension cost in 2012 that is expected to be approximately $6.4 million higher than in 2011 and a Net periodic benefit cost for postretirement benefits other than pensions that is expected to increase slightly in 2012 compared to 2011. See Note 7, on pages 58 through 64 of this report, for more information on the Company’s obligations and funded status of its defined benefit pension plans and postretirement benefits other than pensions.

Other Long-Term Liabilities

Other long-term liabilities increased $61.3 million during 2011 due primarily to an increase of $33.1 million in non-current and deferred tax liabilities, an increase of $22.7 million in long-term pension liabilities, and an increase in long-term commitments related to the affordable housing and historic renovation real estate properties of $5.6 million. Accruals for extended environmental-related liabilities included in Other long-term liabilities decreased $0.3 million in 2011. See below and Note 9, on pages 65 and 66 of this report, for further information on environmental-related long-term liabilities.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Depreciation of capital expenditures and other expenses related to ongoing environmental compliance measures were included in the normal operating expenses of conducting business. The Company’s capital expenditures, depreciation and other expenses related to ongoing environmental compliance measures were not material to the Company’s financial condition, liquidity, cash flow or results of operations during 2011. Management does not expect that such capital expenditures, depreciation and other expenses will be material to the Company’s financial condition, liquidity, cash flow or results of operations in 2012.

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

The Company accrues for estimated costs of investigation and remediation activities at its currently or formerly owned sites and third-party sites for which commitments or clean-up plans have been developed and when such costs can be reasonably estimated based on industry standards and professional judgment. These estimated costs are based on currently available facts regarding each site. The Company accrues a specific estimated amount when such an amount and a time frame in which the costs will be incurred can be reasonably determined. If the best estimate of costs can only be identified as a range and no specific amount within that range can be determined more likely than any other amount within the range, the minimum of the range is accrued by the Company in accordance with applicable accounting rules and interpretations. The Company continuously assesses its potential liability for investigation and remediation activities and adjusts its environmental-related accruals as information becomes available upon which more accurate costs can be reasonably estimated. At December 31, 2011, 2010 and 2009, the Company had total current and long-term accruals for environmental-related activities of $132.1 million, $149.6 million and $170.9 million, respectively.

Due to the uncertainties of the scope and magnitude of contamination and the degree of investigation and remediation activities that may be necessary at certain currently or formerly owned sites and third-party sites, it is reasonably likely that further extensive investigations may be required and that extensive remedial actions may be necessary not only on such sites but on adjacent properties. Depending on the extent of the additional investigations and remedial actions necessary, the Company’s ultimate liability may result in costs that are significantly higher than currently accrued. If the Company’s future loss contingency is ultimately determined to be at the maximum of the range of possible outcomes for every site for which costs can be reasonably estimated, the Company’s aggregate accruals for environmental-related activities would be $97.8 million higher than the accruals at December 31, 2011.

Four of the Company’s currently and formerly owned sites, described below, accounted for the majority of the accruals for environmental-related activities and the unaccrued maximum of the estimated range of possible outcomes at December 31, 2011, 2010 and 2009. At December 31, 2011, $88.5 million, or 67.0 percent, of the total accrual for environmental-related activities related directly to these four sites. Of the aggregate unaccrued exposure at December 31, 2011, $66.9 million, or 68.3 percent, related to these four sites. While environmental investigations and remedial actions are in different stages at these sites, additional investigations, remedial actions and/or monitoring will likely be required at each site.

Two of the four sites are formerly owned manufacturing facilities in New Jersey that are in various stages of the environmental-related process. At the first site, extensive soil remediation was conducted on-site and completed in 2010 under an agency approved work plan. A small portion of soil remediation remains to be conducted on-site as well as some additional determination of possible off-site soil impacts. Investigation of the area groundwater continues to determine the degree and extent of contamination, both on-site and off-site. Although contamination determined to be associated with historical operations of the Company exists at the second site and adjacent areas, the extent and magnitude of the contamination has not yet been fully quantified, a final remedial action plan has not yet been formulated or no clean up goals have been approved by the lead governmental agency. It is reasonably likely that further extensive investigations may be required or that extensive remedial actions may be necessary at this formerly owned site, in adjacent areas or along adjacent waterways. At both sites, depending on the extent of the additional remedial actions necessary, the ultimate liability for these sites may exceed the amounts currently accrued and the maximum of the ranges of reasonably possible outcomes currently estimated by management.

One additional site is located in Illinois. Two previously separate sites for environmental investigation and remediation have been combined due to similar and concurrent activities

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

taking place at the contiguous properties. The environmental issues at this site have been determined to be associated with historical operations of the Company. At December 31, 2009, all non-operating structures on the site had been demolished, and a proposed remedial action plan had been formulated for the remaining portion of the site. At December 31, 2010, a remedial action plan was approved by the lead government agency. At December 31, 2011 all investigative activities have been completed at the site and a majority of the approved remedial measures have been completed.

The fourth site is a currently owned non-operating former manufacturing site located in California. The environmental issues at this site have been determined to be associated with historical manufacturing operations of the Company. The investigative activities have been completed at this site. Some interim remedial actions were previously conducted, and a proposed remedial action plan was completed and submitted to the regulatory agency. In 2011, the remedial plan was approved by the regulatory agency and a majority of the remediation work was completed.

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

Contractual Obligations and Commercial Commitments

The Company has certain obligations and commitments to make future payments under contractual obligations and commercial commitments. The following table summarizes such obligations and commitments as of December 31, 2011:

(thousands of dollars)	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Long-term debt	$647,265	$7,823	$504,774	$958	$133,710
Operating leases	1,090,918	246,610	401,000	265,487	177,821
Short-term borrowings	346,313	346,313
Interest on Long-term debt	208,531	26,206	43,297	19,622	119,406
Purchase obligations [a]	118,863	118,863
Other contractual obligations [b]	385,715	184,414	76,379	49,693	75,229

Total contractual cash obligations	$2,797,605	$930,229	$1,025,450	$335,760	$506,166

[a]	Relate to open purchase orders for raw materials at December 31, 2011.
[b]

Relate primarily to the IRS Settlement, estimated future capital contributions to investments in the U.S. affordable housing and historic renovation real estate partnerships and various other contractual obligations.

	Amount of Commitment Expiration Per Period
Commercial Commitments	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Standby letters of credit	$18,819	$18,819
Surety bonds	57,060	57,060
Other commercial commitments	66,350	66,350

Total commercial commitments	$142,229	$142,229	$—	$—	$—

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Warranties

The Company offers product warranties for certain products. The specific terms and conditions of such warranties vary depending on the product or customer contract requirements. Management estimated the costs of unsettled product warranty claims based on historical results and experience. Management periodically assesses the adequacy of the accrual for product warranty claims and adjusts the accrual as necessary. Changes in the Company’s accrual for product warranty claims during 2011, 2010 and 2009, including customer satisfaction settlements during the year, were as follows:

(thousands of dollars)	2011	2010	2009
Balance at January 1	$23,103	$22,214	$18,029
Charges to expense	29,957	23,092	31,367
Settlements	(30,989)	(22,203)	(27,182)

Balance at December 31	$22,071	$23,103	$22,214

Shareholders’ Equity

Shareholders’ equity decreased $92.5 million to $1.52 billion at December 31, 2011 from $1.61 billion last year. Effective March 31, 2011, the Company retired 125.4 million common stock shares held in treasury, which resulted in decreases of Common stock, Retained earnings, and Treasury stock of $125.4 million, $4.36 billion, and $4.48 billion, respectively. Excluding this treasury stock retirement, the decrease in Shareholders’ equity resulted primarily from the purchase of treasury stock for $367.4 million and increase in Cumulative other comprehensive loss of $89.6 million partially offset by an increase in retained earnings of $288.3 million and an increase in Other capital of $74.7 million, due primarily to stock options exercised. The Company purchased 4.70 million shares of its common stock during 2011 for treasury. The Company acquires its common stock for general corporate purposes and, depending on its cash position and market conditions, it may acquire additional shares in the future. On October 20, 2011 the Board of Directors of the Company authorized the Company to purchase an additional 20.00 million shares of its common stock. The Company had remaining authorization from its Board of Directors at December 31, 2011 to purchase 21.05 million shares of its common stock. The increase of $89.6 million in Cumulative other comprehensive loss was due primarily to unfavorable foreign currency translation effects of $65.6 million attributable to the weakening of most foreign operations’ functional currencies against the U.S. dollar and the recognition, net of taxes, of $23.4 million in net actuarial losses and prior service costs of defined benefit pension and other postretirement benefit plans.

The increase in Other capital of $74.7 million was due primarily to the recognition of stock-based compensation expense, stock option exercises and related income tax effect and the tax impact of certain ESOP transactions. In 2011, redemptions of Preferred stock and Unearned ESOP compensation of $56.5 million occurred. Excluding the treasury stock retirement, Retained earnings increased $288.3 million during 2011 due to net income of $441.9 million partially offset by $153.5 million in cash dividends paid. The Company’s cash dividend per common share payout target is 30.0 percent of the prior year’s diluted net income per common share. The 2011 annual cash dividend of $1.46 per common share represented 34.7 percent of 2010 diluted net income per common share. The 2011 annual dividend represented the thirty-third consecutive year of dividend payments since the dividend was suspended in 1978. At a meeting held on February 15, 2012, the Board of Directors increased the quarterly cash dividend to $.39 per common share. This quarterly dividend, if approved in each of the remaining quarters of 2012, would result in an annual dividend for 2012 of $1.56 per common share or a 37.7 percent payout of 2011 diluted net income per common share. See the Statements of Consolidated Shareholders’ Equity and Comprehensive Income, on page 47 of this report, and Notes 11, 12 and 13, on pages 69 through 72 of this report, for more information concerning Shareholders’ equity.

Cash Flow

Net operating cash increased $29.2 million to $735.8 million in 2011 from $706.6 million in 2010 due primarily to a reduction in working capital of $36.8 million and an increase in depreciation expense of $10.9 million partially offset by a reduction in net income of $20.6 million. Net operating cash provided the funds necessary to support the Company’s acquisitions, sustain its remaining manufacturing and distribution capabilities, maintain its financial stability and return a portion of the cash generated to its shareholders through dividends and treasury stock purchases. In 2011, the Company used Net operating cash to decrease total debt $52.5 million, invest $44.4 million in acquisitions, spend $153.8 million in capital additions and improvements, purchase $367.4 million in treasury stock, and pay $153.5 million in cash dividends to its shareholders of common stock.

Management considers a measurement of cash flow that is not in accordance with U.S. generally accepted accounting principles to be a useful tool in its determination of appropriate uses of the Company’s Net operating cash. Management reduces Net operating cash, as shown in the Statements of Consolidated Cash Flows, by the amount reinvested in the business for Capital expenditures and the return of investment to its shareholders by the payments of cash dividends. The resulting value is referred to by management as “Free Cash Flow” which may not be comparable to values considered by other entities using the same terminology. The reader is cautioned that the Free Cash Flow measure should

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

not be compared to other entities unknowingly, and it does not consider certain non-discretionary cash flows, such as mandatory debt and interest payments. The amount shown below should not be considered an alternative to Net operating cash or other cash flow amounts provided in accordance with U.S. generally accepted accounting principles disclosed in the Statements of Consolidated Cash Flows, on page 46 of this report. Free Cash Flow as defined and used by management is determined as follows:

	Year ended December 31,
(thousands of dollars)	2011	2010	2009
Net operating cash	$735,812	$706,590	$859,186
Capital expenditures	(153,801)	(125,162)	(91,328)
Cash dividends	(153,512)	(156,424)	(162,561)

Free cash flow	$428,499	$425,004	$605,297

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

Litigation

In the course of its business, the Company is subject to a variety of claims and lawsuits, including litigation relating to product liability and warranty, personal injury, environmental, intellectual property, commercial, contractual and antitrust claims that are inherently subject to many uncertainties regarding the possibility of a loss to the Company. These uncertainties will ultimately be resolved when one or more future events occur or fail to occur confirming the incurrence of a liability or the reduction of a liability. In accordance with the Contingencies Topic of the ASC, the Company accrues for these contingencies by a charge to income when it is both probable that one or more future events will occur confirming the fact of a loss and the amount of the loss can be reasonably estimated. In the event that the Company’s loss contingency is ultimately determined to be significantly higher than currently accrued, the recording of the additional liability may result in a material impact on the Company’s results of operations, liquidity or financial condition for the annual or interim period during which such additional liability is accrued. In those cases where no accrual is recorded because it is not probable that a liability has been incurred and cannot be reasonably estimated, any potential liability ultimately determined to be attributable to the Company may result in a material impact on the Company’s results of operations, liquidity or financial condition for the annual or interim period during which such liability is accrued. In those cases where no accrual is recorded or exposure to loss exists in excess of the amount accrued, the Contingencies Topic of the ASC requires disclosure of the contingency when there is a reasonable possibility that a loss or additional loss may have been incurred.

Lead pigment and lead-based paint litigation. The Company’s past operations included the manufacture and sale of lead pigments and lead-based paints. The Company,

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

Due to the uncertainties involved, management is unable to predict the outcome of the lead pigment and lead-based paint litigation, the number or nature of possible future claims and proceedings, or the effect that any legislation and/or administrative regulations may have on the litigation or against the Company. In addition, management cannot reasonably determine the scope or amount of the potential costs and liabilities related to such litigation, or resulting from any such legislation and regulations. The Company has not accrued any amounts for such litigation. With respect to such litigation, including the public nuisance litigation, the Company does not believe that it is probable that a loss has occurred, and it is not possible to estimate the range of potential losses as there is no prior history of a loss of this nature and there is no substantive information upon which an estimate could be based. In addition, any potential liability that may result from any changes to legislation and regulations cannot reasonably be estimated. In the event any significant liability is determined to be attributable to the Company relating to such litigation, the recording of the liability may result in a material impact on net income for the annual or interim period during which such liability is accrued. Additionally, due to the uncertainties associated with the amount of any such liability and/ or the nature of any other remedy which may be imposed in such litigation, any potential liability determined to be attributable to the Company arising out of such litigation may have a material adverse effect on the Company’s results of operations, liquidity or financial condition. An estimate of the potential impact on the Company’s results of operations, liquidity or financial condition cannot be made due to the aforementioned uncertainties.

Public nuisance claim litigation. The Company and other companies are or were defendants in legal proceedings seeking recovery based on public nuisance liability theories, among other theories, brought by the State of Rhode Island, the City of St. Louis, Missouri, various cities and counties in the State of New Jersey, various cities in the State of Ohio and the State of Ohio, the City of Chicago, Illinois, the City of Milwaukee, Wisconsin and the County of Santa Clara, California and other public entities in the State of California. Except for the Santa Clara County, California proceeding, all of these legal proceedings have been concluded in favor of the Company and other defendants at various stages in the proceedings.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

two other defendants. The Rhode Island Supreme Court’s decision reversed the public nuisance liability judgment against the Company on the basis that the complaint failed to state a public nuisance claim as a matter of law.

The Santa Clara County, California proceeding was initiated in March 2000 in the Superior Court of the State of California, County of Santa Clara. In the original complaint, the plaintiffs’ asserted various claims including fraud and concealment, strict product liability/failure to warn, strict product liability/design defect, negligence, negligent breach of a special duty, public nuisance, private nuisance, and violations of California’s Business and Professions Code. A number of the asserted claims were resolved in favor of the defendants through pre-trial proceedings. The named plaintiffs in the Fourth Amended Complaint, filed on March 16, 2011, are the Counties of Santa Clara, Alameda, Los Angeles, Monterey, San Mateo, Solano and Ventura, and the Cities of Oakland, San Diego and San Francisco. The Fourth Amended Complaint asserts a sole claim for public nuisance, alleging that the presence of lead products for use in paint and coatings in, on and around buildings in the plaintiffs’ jurisdictions constitutes a public nuisance. The plaintiffs seek the abatement of the alleged public nuisance that exists within the plaintiffs’ jurisdictions.

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

Insurance coverage litigation. The Company and its liability insurers, including certain Underwriters at Lloyd’s of London, initiated legal proceedings against each other to primarily determine, among other things, whether the costs and liabilities associated with the abatement of lead pigment are covered under certain insurance policies issued to the Company. The Company’s action, filed on March 3, 2006 in the Common Pleas Court, Cuyahoga County, Ohio, is currently stayed. The liability insurers’ action, which was filed on February 23, 2006 in the Supreme Court of the State of New York, County of New York, has been dismissed. An ultimate loss in the insurance coverage litigation would mean that insurance proceeds could be unavailable under the policies at issue to mitigate any ultimate abatement related costs and liabilities. The Company has not recorded any assets related to these insurance policies or otherwise assumed that proceeds from these insurance policies would be received in estimating any contingent liability accrual. Therefore, an ultimate loss in the insurance coverage litigation without a determination of liability against the Company in the lead pigment or lead-based paint litigation will have no impact on the Company’s results of operation, liquidity or financial condition. As previously stated, however, the Company has not accrued any amounts for the lead pigment or lead-based paint litigation and any significant liability ultimately determined to be attributable to the Company relating to such litigation may result in a material impact on the Company’s results of operations, liquidity or financial condition for the annual or interim period during which such liability is accrued.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Market Risk

The Company is exposed to market risk associated with interest rate, foreign currency and commodity fluctuations. The Company occasionally utilizes derivative instruments as part of its overall financial risk management policy, but does not use derivative instruments for speculative or trading purposes. In 2009, the Company entered into foreign currency option and forward currency exchange contracts with maturity dates of less than twelve months to hedge against value changes in foreign currency. The Company also entered into swaps in 2009 to partially hedge forecasted future commodity purchases. These hedging contracts were designated as cash flow hedges. There were no currency option or exchange contracts or commodity swaps outstanding at December 31, 2010 or December 31, 2011. The Company believes it may be exposed to continuing market risk from foreign currency exchange rate and commodity price fluctuations. However, the Company does not expect that foreign currency exchange rate and commodity price fluctuations or hedging contract losses will have a material adverse effect on the Company’s financial condition, results of operations or cash flows. See Notes 1 and 14 on pages 49 and 73 of this report.

Financial Covenant

Certain borrowings contain a consolidated leverage covenant. The covenant states the Company’s leverage ratio is not to exceed 3.00 to 1.00. In connection with the new credit facility entered into on July 8, 2011, the leverage ratio was increased to 3.25 to 1.00. The leverage ratio is defined as the ratio of total indebtedness (the sum of Short-term borrowings, Current portion of long-term debt, and Long-term debt) at the reporting date to consolidated “Earnings Before Interest, Taxes, Depreciation, and Amortization” (EBITDA) for the 12-month period ended on the same date. Refer to the “Results of Operations” caption below for a reconciliation of EBITDA to Net income. At December 31, 2011, the Company was in compliance with the covenant. The Company’s Notes, Debentures and revolving credit agreement contain various default and cross-default provisions. In the event of default under any one of these arrangements, acceleration of the maturity of any one or more of these borrowings may result. See Note 8 on pages 64 and 65 of this report.

Employee Stock Ownership Plan (ESOP)

Participants in the Company’s ESOP are allowed to contribute up to the lesser of twenty percent of their annual compensation or the maximum dollar amount allowed under the Internal Revenue Code. Prior to July 1, 2009, the Company matched one hundred percent of all contributions up to six percent of eligible employee contributions. Effective July 1, 2009, the ESOP was amended to change the Company match to one-hundred percent on the first three percent of eligible employee contributions and fifty percent on the next two percent of eligible contributions. Effective July 1, 2011, the ESOP was amended to reinstate the Company match to 6% of eligible employee contributions. The Company’s matching contributions to the ESOP charged to operations were $48.8 million in 2011 compared to $37.9 million in 2010. The Company can fund the ESOP by redeeming a portion of the Preferred stock held by the ESOP or with cash. At December 31, 2011, there were 16,508,933 shares of the Company’s common stock being held by the ESOP, representing 15.9 percent of the total number of voting shares outstanding. See Note 12 on page 70 of this report for more information concerning the Company’s ESOP and preferred stock.

RESULTS OF OPERATIONS - 2011 vs. 2010

Shown below are net sales and segment profit and the percentage change for the current period by segment for 2011 and 2010:

	Year Ended December 31,
(thousands of dollars)	2011	2010	Change
Net Sales:
Paint Stores Group	$4,779,826	$4,381,238	9.1%
Consumer Group	1,274,281	1,297,731	–1.8%
Global Finishes Group	1,878,326	1,417,142	32.5%
Latin America Coatings Group	828,451	675,175	22.7%
Administrative	4,815	5,138	–6.3%

Net sales	$8,765,699	$7,776,424	12.7%

	Year Ended December 31,
(thousands of dollars)	2011	2010	Change
Income Before Income Taxes:
Paint Stores Group	$645,743	$619,578	4.2%
Consumer Group	173,654	203,974	–14.9%
Global Finishes Group	90,271	64,675	39.6%
Latin America Coatings Group	75,494	59,005	27.9%
Administrative	(243,614)	(269,448)	9.6%

Income before income taxes	$741,548	$677,784	9.4%

Consolidated net sales for 2011 increased due primarily to selling price increases, acquisitions, and higher paint sales volume in the Global Finishes and Latin America Coatings Groups. One acquisition completed in 2011 and three acquisitions completed throughout 2010 increased consolidated net sales 4.5 percent. Favorable currency translation rate changes

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

increased 2011 consolidated net sales 0.7 percent. Net sales of all consolidated foreign subsidiaries were up 35.1 percent to $1.98 billion for 2011 versus $1.47 billion for 2010 due primarily to acquisitions and selling price increases. Of the increase in net sales for all consolidated foreign subsidiaries during 2011, 2.7 percent related to favorable foreign currency translation rates. Net sales of all operations other than consolidated foreign subsidiaries were up 7.5 percent to $6.78 billion for 2011 versus $6.31 billion for 2010.

Net sales in the Paint Stores Group in 2011 increased primarily due to selling price increases and improving domestic architectural paint sales. Net sales from stores open for more than twelve calendar months increased 8.3 percent for the full year. During 2011, the Paint Stores Group opened 66 new stores and closed 6 redundant locations for a net increase of 60 stores, increasing the total number of stores in operation at December 31, 2011 to 3,450 in the United States, Canada and the Caribbean. The Paint Stores Group’s objective is to expand its store base an average of three percent each year, primarily through internal growth. Selling price increases throughout the year drove the increase in sales as paint sales volume was up slightly for the year as compared to 2010. Sales of products other than paint increased approximately 7.1 percent for the year over 2010. A discussion of changes in volume versus pricing for sales of products other than paint is not pertinent due to the wide assortment of general merchandise sold.

Net sales of the Consumer Group decreased due primarily to the elimination of a portion of a paint program at a large retail customer partially offset by selling price increases. Excluding the impact of the elimination of a portion of this paint program, paint volume sales percentage change in the Consumer Group compared to last year increased slightly. Sales of aerosols, brushes, rollers, caulk and other paint related products were essentially flat as compared to 2010. A discussion of changes in volume versus pricing for sales of products other than paint is not pertinent due to the wide assortment of paint-related merchandise sold. The Consumer Group plans to continue its aggressive promotions of new and existing products in 2012 and continue expanding its customer base and product assortment at existing customers.

The Global Finishes Group’s net sales in 2011, when stated in U.S. dollars, increased due primarily to acquisitions, selling price increases, higher paint sales volume and favorable currency translation rate changes. Acquisitions increased this Group’s net sales in U.S. dollars by 20.7 percent. Paint sales volume percentage, excluding acquisitions, increased in the mid-single digits. Favorable currency translation rate changes in the year increased net sales by 1.4 percent for 2011. In 2011, the Global Finishes Group opened or acquired 1 new branch and closed 13 locations for a net decrease of

12 branches decreasing the total to 303 branches open in the United States, Canada, Mexico, South America, Europe and Asia at year-end. In 2012, the Global Finishes Group expects to continue expanding its worldwide presence and improving its customer base.

The Latin America Coatings Group’s net sales in 2011, when stated in U.S. dollars, increased due primarily to acquisitions, selling price increases, higher paint sales volume and favorable currency translation rate changes. Acquisitions increased this Group’s net sales in U.S. dollars by 8.7 percent. Paint sales volume percentage, excluding acquisitions, increased in the mid-single digits. Favorable currency translation rate changes in the year increased net sales by 3.0 percent for 2011. In 2011, the Latin America Coatings Group opened or acquired 19 new stores and closed 3 locations for a net increase of 16 stores increasing the total to 265 stores open in North and South America at year-end. In 2012, the Latin America Coatings Group expects to continue expanding its regional presence and improving its customer base.

Net sales in the Administrative segment, which primarily consist of external leasing revenue of excess headquarters space and leasing of facilities no longer used by the Company in its primary business, decreased by an insignificant amount in 2011.

Consolidated gross profit increased $263.5 million related primarily to higher sales in 2011, but decreased as a percent to net sales to 42.7 percent from 44.8 percent in 2010 due primarily to increasing raw material costs and the dilutive impact of acquisitions partially offset by selling price increases, increased paint volume and good inventory management and cost control. The Paint Stores Group’s gross profit for 2011 increased $129.7 million compared to 2010, but decreased as a percent of sales due primarily to increasing raw material costs partially offset by selling price increases throughout 2011. The Consumer Group’s gross profit decreased $28.5 million for 2011 over 2010 due primarily to the elimination of a portion of a paint program at a large retail customer. As a percent of sales, Consumer Group’s gross profit decreased primarily due to increasing raw material costs partially offset by selling price increases and good cost control. The Global Finishes Group’s gross profit for 2011 increased $109.8 million and decreased as a percent of sales. Acquisitions, selling price increases, increased sales volumes, and favorable foreign currency translation exchange rate changes increased the gross profit dollars. Increasing raw material costs and the dilutive impact of acquisitions partially offset by selling price increases and increased paint volume decreased gross profit as a percent of sales. Acquisitions increased Global Finishes Group’s gross profit by $79.5 million, or 27.1 percent of acquisition net sales, and foreign currency translation rate fluctuations increased gross profit by $7.2 million for 2011.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Latin America Coatings Group’s gross profit for 2011 increased $48.1 million and decreased as a percent of sales. Acquisitions, selling price increases, increased sales volumes, and favorable foreign currency translation exchange rate changes increased the gross profit dollars. Increasing raw material costs and the dilutive impact of acquisitions partially offset by selling price increases and increased paint volume decreased gross profit as a percent of sales. Acquisitions increased Latin America Coatings Group’s gross profit by $15.2 million, or 25.7 percent of acquisition net sales, and foreign currency translation rate fluctuations increased gross profit by $7.2 million for 2011. The Administrative segment’s gross profit increased by an insignificant amount.

SG&A increased by $232.7 million due primarily to acquisitions and increased expenses to support higher sales levels in the Paint Stores, Global Finishes and Latin America Coatings Groups. Acquisitions added $95.8 million of SG&A in 2011, representing 27.2 percent of acquisition net sales. SG&A decreased as a percent of sales to 33.8 percent in 2011 from 35.1 percent in 2010. In the Paint Stores Group, SG&A increased $103.0 million for the year due primarily to increased spending due to the number of new store openings and increased expenses to maintain customer service. The Consumer Group’s SG&A decreased by $3.1 million for the year due to good expense control. The Global Finishes Group’s SG&A increased by $85.2 million for the year relating primarily to acquisitions SG&A of $82.1 million, or 28.0 percent of acquisition net sales, and foreign currency translation rate fluctuations of $5.7 million. The Latin America Coatings Group’s SG&A increased by $31.0 million for the year relating primarily to acquisitions SG&A of $13.7 million, or 23.2 percent of acquisition net sales, foreign currency translation rate fluctuations of $5.5 million and increased expenses to support higher sales levels. The Administrative segment’s SG&A increased $16.6 million primarily due to an increase in stock-based compensation expense and information systems costs to integrate the 2010 acquisitions. See Note 13, on page 70 of this report, for more information concerning stock-based compensation.

Other general expense - net decreased $1.1 million in 2011 compared to 2010. The decrease was mainly caused by a decrease of $2.3 million in the Administrative segment, primarily due to an increase of $4.2 million in the gain on sale of assets partially offset by an increase in provisions for environmental matters of $2.0 million. In addition, Other general expense - net in the Consumer Group had lower income adjustments associated with exit or disposal activities of $3.1 million as compared to 2010, while insignificant changes occurred in Other general expense - net of the remaining Reportable Segments. See Note 14, on pages 72 and 73 of this report, for more information concerning Other general expense - net.

Impairments of trademarks increased $1.0 million in 2011 compared to 2010. As required by the Goodwill and Other Intangibles Topic of the ASC, management performed an annual impairment test of goodwill and indefinite-lived intangible assets as of October 1, 2011. The impairment test in 2011 resulted in no impairment of goodwill and an impairment of $5.5 million of several indefinite-lived trademarks primarily in the Paint Stores Group. There were no material changes in goodwill and indefinite-lived intangible assets carrying values in 2010. However, reductions in the carrying value of $4.5 million were recorded for definite-lived intangible assets whose undiscounted cash flows were lower than the assets carrying values in the Global Finishes Group. The impairment charges are shown as a separate line in the Statements of consolidated income in accordance with the Goodwill and Other Intangibles Topic of the ASC. See Note 5, on pages 53 and 54 of this report, for more information concerning the impairment of intangible assets.

Interest expense, included in the Administrative segment, decreased $28.1 million in 2011 versus 2010 due primarily to costs related to the repurchase of a majority of the Company’s 7.45% debentures in 2010.

Other income - net fluctuated to $4.8 million income from $0.8 million income in 2010. Increased income from other miscellaneous income and expense items of $6.5 million, primarily in the Administrative segment, was partially offset by unfavorable foreign currency related transaction losses of $4.7 million, primarily in the Global Finishes and Latin America Coatings Groups. See Note 14, on pages 72 and 73 of this report, for more information concerning Other income - net.

Consolidated Income before income taxes in 2011 increased $63.8 million due primarily to an increase in gross profit of $263.5 and a reduction of $34.0 million in interest expense, interest and net investment income and other expenses, partially offset by an increase in SG&A of $232.7 million and an increase in trademark impairment charges of $1.0 million. Income before income taxes increased $26.2 million in the Paint Stores Group, $25.6 million in the Global Finishes Group and $16.5 million in the Latin America Coatings Group and decreased $30.3 million in the Consumer Group when compared to 2010. The Administrative segment had a favorable impact on Income before income taxes of $25.8 million when compared to 2010. Segment profit of all consolidated foreign subsidiaries increased 40.8 percent to $122.4 million for 2011 versus $87.0 million for 2010 due primarily to an increase in gross profit of $152.2 million partially offset by an increase in SG&A of $121.6 million. Favorable foreign currency translation rates, partially offset by acquisitions, increased segment profit of all consolidated foreign subsidiaries by 1.2 percent.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Segment profit of all operations other than consolidated foreign subsidiaries increased 4.8 percent to $619.1 million for 2011 versus $590.8 million for 2010.

Net income decreased $20.6 million in 2011 due to the impact of the IRS Settlement partially offset by the increase in Income before income taxes.

The effective income tax rate for 2011 was 40.4 percent, including an increase in income tax expense of $75.0 million relating to the IRS Settlement. Excluding the impact of the IRS Settlement would result in an effective income tax rate for 2011 of 30.3 percent. The effective income tax rate for 2010 was 31.8 percent, including a one-time increase in income tax expense of $11.4 million relating to the Acts. Diluted net income per common share, including charges relating to the IRS Settlement ($.70 per share) and dilution from acquisitions ($.04 per share) both in 2011, decreased 1.7 percent to $4.14 per share for 2011 from $4.21 per share a year ago, which included charges relating to the Acts ($.10 per share), repurchase of a majority of the Company’s 7.45% debentures ($.12 per share), and dilution from acquisitions ($.10 per share).

Management considers a measurement that is not in accordance with U.S. generally accepted accounting principles a useful measurement of the operational profitability of the Company. Some investment professionals also utilize such a measurement as an indicator of the value of profits and cash that are generated strictly from operating activities, putting aside working capital and certain other balance sheet changes. For this measurement, management increases Net income for significant non-operating and non-cash expense items to arrive at an amount known as EBITDA. The reader is cautioned that the following value for EBITDA should not be compared to other entities unknowingly. EBITDA should not be considered an alternative to Net income or Net operating cash as an indicator of operating performance or as a measure of liquidity. The reader should refer to the determination of Net income and Net operating cash in accordance with U.S. generally accepted accounting principles disclosed in the Statements of Consolidated Income and Statements of Consolidated Cash Flows, on pages 44 and 46 of this report. EBITDA as used by management is calculated as follows:

	Year Ended December 31,
(thousands of dollars)	2011	2010	2009
Net income	$441,860	$462,485	$435,848
Interest expense	42,497	70,595	40,026
Income taxes	299,688	215,299	186,969
Depreciation	151,212	140,347	145,186
Amortization	29,692	34,964	25,718

EBITDA	$964,949	$923,690	$833,747

RESULTS OF OPERATIONS - 2010 vs. 2009

Shown below are net sales and segment profit and the percentage change for the current period by segment for 2010 and 2009:

	Year Ended December 31,
(thousands of dollars)	2010	2009	Change
Net Sales:
Paint Stores Group	$4,381,238	$4,209,353	4.1%
Consumer Group	1,297,731	1,225,167	5.9%
Global Finishes Group	1,417,142	1,116,845	26.9%
Latin America Coatings Group	675,175	536,630	25.8%
Administrative	5,138	6,254	–17.8%

Net sales	$7,776,424	$7,094,249	9.6%

	Year Ended December 31,
(thousands of dollars)	2010	2009	Change
Income Before Income Taxes:
Paint Stores Group	$619,578	$600,176	3.2%
Consumer Group	203,974	157,354	29.6%
Global Finishes Group	64,675	14,117	358.1%
Latin America Coatings Group	59,005	50,897	15.9%
Administrative	(269,448)	(199,727)	–34.9%

Income before income taxes	$677,784	$622,817	8.8%

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

The Global Finishes Group’s net sales in 2010, when stated in U.S. dollars, increased due primarily to acquisitions and favorable currency translation rate changes. Acquisitions increased this Group’s net sales in U.S. dollars by 20.4 percent. Paint sales volume percentage, excluding acquisitions, decreased in the low-single digits. Favorable currency translation rate changes in the year increased net sales by 2.2 percent for 2010. In 2010, the Global Finishes Group opened or acquired 21 new branches and closed 6 locations for a net increase of 15 branches increasing the total to 315 branches open in the United States, Canada, Mexico, South America, Europe and Asia at year-end.

The Latin America Coatings Group’s net sales in 2010, when stated in U.S. dollars, increased due primarily to higher paint sales volume, favorable currency translation rate changes and acquisitions. Paint sales volume percentage, excluding acquisitions, increased in the low-double digits. Favorable currency translation rate changes in the year increased net sales by 9.2 percent for 2010. Acquisitions increased this Group’s net sales in U.S. dollars by 3.1 percent. In 2010, the Latin America Coatings Group opened or acquired 14 new stores and closed 4 locations for a net increase of 10 stores increasing the total to 249 stores open in North and South America at year-end.

Net sales in the Administrative segment, which primarily consist of external leasing revenue of excess headquarters space and leasing of facilities no longer used by the Company in its primary business, decreased by an insignificant amount in 2010.

Consolidated gross profit increased $217.9 million related primarily to higher sales in 2010, but decreased as a percent to net sales to 44.8 percent from 46.0 percent in 2009 due primarily to increasing raw material costs partially offset by selling price increases, increased paint volume and cost savings realized from prior year site rationalizations in the Consumer Group. The Paint Stores Group’s gross profit for 2010 increased $49.4 million compared to 2009, but decreased as a percent of sales due primarily to increasing raw material costs partially offset by selling price increases throughout 2010 and increased paint volume. The Consumer Group’s gross profit increased $27.7 million for 2010 over 2009 due primarily to increased sales volume. As a percent of sales, Consumer Group’s gross profit decreased primarily due to increasing raw material costs partially offset by increased sales volume and cost savings realized from prior year site rationalizations. The Global Finishes Group’s gross profit for 2010 increased $92.7 million primarily due to acquisitions and favorable currency translation exchange rate changes but decreased as a percent of sales due primarily to acquisitions lower gross profit percentages. Acquisitions increased Global Finishes Group’s gross profit by $55.2 million, or 24.3 percent of acquisition net sales, and foreign currency translation rate fluctuations increased gross profit by $9.5 million for 2010. The Latin America Coatings Group’s gross profit for 2010 increased $46.0 million and increased as a percent of sales due primarily to increased sales volumes, favorable foreign currency translation exchange rate changes, and acquisitions. Foreign currency translation rate fluctuations increased Latin America Coatings Group’s gross profit by $16.9 million and acquisitions increased gross profit by $3.5 million for 2010. The Administrative segment’s gross profit increased by an insignificant amount.

SG&A increased by $193.3 million due primarily to acquisitions and increased expenses to support higher sales levels in the Paint Stores Group, Global Finishes Group and Latin America Coatings Group. Acquisitions added $69.3 million of SG&A in 2010, representing 28.4 percent of acquisition net sales. SG&A decreased as a percent of sales to 35.1 percent in 2010 from 35.7 percent in 2009. In the Paint Stores Group, SG&A increased $42.6 million for the year due primarily to increased spending due to the number of new store openings and increased expenses to support higher sales levels. The Consumer Group’s SG&A decreased by $8.2 million for the year due to good expense control. The Global Finishes Group’s SG&A increased by $74.0 million for the year relating primarily to acquisitions SG&A of $64.6 million, or 28.4 percent of acquisition net sales, and foreign currency translation rate fluctuations of $5.9 million. The Latin America Coatings Group’s SG&A increased by $34.3 million for the year relating primarily to increased expenses to support higher sales levels, foreign currency translation rate fluctuations of $11.5 million and acquisitions SG&A of $4.7 million. The Administrative segment’s SG&A increased

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

$50.6 million primarily due to an increase in compensation, including stock-based compensation expense. See Note 13, on page 70 of this report, for more information concerning stock-based compensation.

Other general expense - net decreased $29.8 million in 2010 compared to 2009. The decrease was mainly caused by a decrease of $19.8 million in the Administrative segment, primarily due to a decrease in provisions for environmental matters of $17.6 million. In addition, Other general expense - net decreased $8.6 million in the Consumer Group, resulting from adjustments and reduced costs associated with exit or disposal activities as compared to 2009, while insignificant changes occurred in Other general expense - net of the remaining Reportable Segments mainly related to decreases in net losses on the disposition of assets. See Note 14, on pages 72 and 73 of this report, for more information concerning Other general expense - net.

Impairments of trademarks decreased $9.7 million in 2010 compared to 2009. As required by the Goodwill and Other Intangibles Topic of the ASC, management performed an annual impairment test of goodwill and indefinite-lived intangible assets as of October 1, 2010. The impairment test in 2010 resulted in no material changes in goodwill and indefinite-lived intangible assets carrying values. However, reductions in the carrying value of $4.5 million were recorded for definite-lived intangible assets whose undiscounted cash flows were lower than the assets carrying values in the Global Finishes Group. The impairment charges are shown as a separate line in the Statements of consolidated income in accordance with the Goodwill and Other Intangibles Topic of the ASC. See Note 5, on pages 53 and 54 of this report, for more information concerning the impairment of intangible assets.

The $21.9 million Loss on dissolution of a foreign subsidiary in 2009 was a pre-tax expense charged in the Global Finishes Group related to a European subsidiary that was dissolved in the fourth quarter of 2009. See Note 3, on page 53 of this report, for more information concerning the Loss on dissolution of a foreign subsidiary.

Interest expense, included in the Administrative segment, increased $30.6 million in 2010 versus 2009 due primarily to increased total average debt levels and costs related to the repurchase of a majority of the Company’s 7.45% debentures partially offset by lower borrowing rates.

Interest and net investment income increased $0.5 million and was not material in any segment.

Other (income) expense - net fluctuated to $0.8 million income from $1.7 million income in 2009. This change was due primarily to a decrease in unfavorable foreign currency related transactions across all segments from a loss of $4.9 million in 2009, to an immaterial loss in 2010. Partially offsetting the reduction in foreign currency transaction losses was an increase in Net expense from financing and investing activities of $4.0 million primarily in the Administrative segment and increased dividend and royalty income of $0.6 million primarily in the Administrative segment. A decrease in other miscellaneous income and expense items of $2.5 million, primarily in the Administrative segment, accounted for the remaining fluctuation in Other (income) expense - net. See Note 14, on pages 72 and 73 of this report, for more information concerning Other (income) expense - net.

Consolidated Income before income taxes in 2010 increased $55.0 million due primarily to an increase in gross profit of $217.9 million, the impact of a loss on dissolution of a foreign subsidiary of $21.9 million in 2009, and a decrease in trademark and goodwill impairment charges of $9.7 million partially offset by an increase in SG&A of $193.3 million, and an increase of $1.2 million in interest expense, interest and net investment income and other expenses. Income before income taxes increased $19.4 million in the Paint Stores Group, $46.6 million in the Consumer Group, $50.6 million in the Global Finishes Group, and $8.1 million in the Latin America Coatings Group while the Administrative segment had a negative impact on Income before income taxes of $69.7 million when compared to 2009. Segment profit of all consolidated foreign subsidiaries increased 221.7 percent to $87.0 million for 2010 versus $27.0 million for 2009 due primarily to an increase in gross profit of $131.7 million and the loss on the dissolution of a foreign subsidiary of $21.9 million in 2009. Acquisitions, partially offset by favorable foreign currency translation rates, decreased segment profit of all consolidated foreign subsidiaries by 14.2 percent. Segment profit of all operations other than consolidated foreign subsidiaries decreased 0.8 percent to $590.8 million for 2010 versus $595.8 million for 2009.

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

REPORT OF MANAGEMENT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

Shareholders

The Sherwin-Williams Company

We are responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. We recognize that internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and is subject to the possibility of human error or the circumvention or the overriding of internal control. Therefore, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, we believe we have designed into the process safeguards to reduce, though not eliminate, this risk. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In order to ensure that the Company’s internal control over financial reporting was effective as of December 31, 2011, we conducted an assessment of its effectiveness under the supervision and with the participation of our management group, including our principal executive officer and principal financial officer. This assessment was based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our assessment of internal control over financial reporting under the criteria established in Internal Control – Integrated Framework, we have concluded that, as of December 31, 2011, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting as of December 31, 2011 has been audited by Ernst & Young LLP, an independent registered public accounting firm, and their report on the effectiveness of our internal control over financial reporting is included on page 41 of this report.

C. M. Connor

Chairman and Chief Executive Officer

S. P. Hennessy

Senior Vice President - Finance and Chief Financial Officer

A. J. Mistysyn

Vice President - Corporate Controller

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Shareholders and Board of Directors

The Sherwin-Williams Company

We have audited The Sherwin-Williams Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Sherwin-Williams Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, The Sherwin-Williams Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Sherwin-Williams Company as of December 31, 2011, 2010 and 2009, and the related statements of consolidated income, cash flows and shareholders’ equity and comprehensive income for each of the three years in the period ended December 31, 2011 and our report dated February 23, 2012 expressed an unqualified opinion thereon.

Cleveland, Ohio

February 23, 2012

REPORT OF MANAGEMENT ON THE
CONSOLIDATED FINANCIAL STATEMENTS

Shareholders

The Sherwin-Williams Company

We are responsible for the preparation and fair presentation of the consolidated financial statements, accompanying notes and related financial information included in this report of The Sherwin-Williams Company and its consolidated subsidiaries (collectively, the “Company”) as of December 31, 2011, 2010 and 2009 and for the years then ended in accordance with U.S. generally accepted accounting principles. The consolidated financial information included in this report contains certain amounts that were based upon our best estimates, judgments and assumptions that we believe were reasonable under the circumstances.

We have conducted an assessment of the effectiveness of internal control over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As discussed in the Report of Management on Internal Control Over Financial Reporting on page 40 of this report, we concluded that the Company’s internal control over financial reporting was effective as of December 31, 2011.

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

C. M. Connor

Chairman and Chief Executive Officer

S. P. Hennessy

Senior Vice President - Finance and Chief Financial Officer

A. J. Mistysyn

Vice President - Corporate Controller

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE CONSOLIDATED FINANCIAL STATEMENTS

Shareholders and Board of Directors

The Sherwin-Williams Company

We have audited the accompanying consolidated balance sheets of The Sherwin-Williams Company as of December 31, 2011, 2010 and 2009, and the related statements of consolidated income, cash flows and shareholders’ equity and comprehensive income for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Sherwin-Williams Company at December 31, 2011, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Sherwin-Williams Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2012 expressed an unqualified opinion thereon.

Cleveland, Ohio

February 23, 2012

STATEMENTS OF CONSOLIDATED INCOME
(thousands of dollars except per common share data)

	Year ended December 31,
	2011	2010	2009
Net sales	$8,765,699	$7,776,424	$7,094,249
Cost of goods sold	5,021,137	4,295,346	3,831,080

Gross profit	3,744,562	3,481,078	3,263,169
Percent to net sales	42.7%	44.8%	46.0%
Selling, general and administrative expenses	2,960,814	2,728,122	2,534,775
Percent to net sales	33.8%	35.1%	35.7%
Other general expense - net	2,731	3,803	33,620
Impairment of trademarks	5,492	4,484	14,144
Loss on dissolution of a foreign subsidiary			21,923
Interest expense	42,497	70,595	40,026
Interest and net investment income	(3,711)	(2,929)	(2,393)
Other income - net	(4,809)	(781)	(1,743)

Income before income taxes	741,548	677,784	622,817
Income taxes*	299,688	215,299	186,969

Net income	$441,860	$462,485	$435,848

Net income per common share:
Basic	$4.22	$4.28	$3.80
Diluted	$4.14	$4.21	$3.78

*	Includes IRS Settlement of $74,982, or approximately $.70 per share, in the Year ended December 31, 2011. See Note 15 for more information on the IRS Settlement.

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(thousands of dollars)

	December 31,
	2011	2010	2009
Assets
Current assets:
Cash and cash equivalents	$32,696	$58,585	$69,329
Accounts receivable, less allowance	989,873	916,661	696,055
Inventories:
Finished goods	730,727	743,953	630,683
Work in process and raw materials	196,082	173,748	107,805

	926,809	917,701	738,488
Deferred income taxes	149,207	127,348	121,276
Other current assets	163,008	193,427	144,871

Total current assets	2,261,593	2,213,722	1,770,019

Goodwill	1,108,008	1,102,458	1,014,825
Intangible assets	305,873	320,504	279,413
Deferred pension assets	228,350	248,333	245,301
Other assets	368,898	332,100	195,612
Property, plant and equipment:
Land	105,010	106,101	85,166
Buildings	668,802	668,506	600,687
Machinery and equipment	1,657,874	1,617,530	1,512,218
Construction in progress	41,264	34,038	23,086

	2,472,950	2,426,175	2,221,157
Less allowances for depreciation	1,516,420	1,474,057	1,402,472

	956,530	952,118	818,685

Total Assets	$5,229,252	$5,169,235	$4,323,855

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings	$346,313	$388,592	$22,674
Accounts payable	965,149	909,649	674,766
Compensation and taxes withheld	251,060	253,247	176,538
Accrued taxes	120,555	62,547	76,499
Current portion of long-term debt	7,823	7,875	12,267
Other accruals	471,761	442,030	430,924

Total current liabilities	2,162,661	2,063,940	1,393,668

Long-term debt	639,231	648,326	782,670
Postretirement benefits other than pensions	297,528	295,896	283,784
Other long-term liabilities	612,913	551,633	372,783

Shareholders’ equity:
Common stock - $1.00 par value: 103,854,234, 107,020,728 and 109,436,869 shares outstanding at December 31, 2011, 2010 and 2009, respectively	107,454	231,346	228,647
Preferred stock - convertible, no par value: 160,273, 216,753 and 216,753 shares outstanding at December 31, 2011, 2010 and 2009, respectively	160,273	216,753	216,753
Unearned ESOP compensation	(160,273)	(216,753)	(216,753)
Other capital	1,297,625	1,222,909	1,068,963
Retained earnings	756,372	4,824,489	4,518,428
Treasury stock, at cost	(276,654)	(4,390,983)	(4,007,633)
Cumulative other comprehensive loss	(367,878)	(278,321)	(317,455)

Total shareholders’ equity	1,516,919	1,609,440	1,490,950

Total Liabilities and Shareholders’ Equity	$5,229,252	$5,169,235	$4,323,855

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS

(thousands of dollars)

	Year Ended December 31,
	2011	2010	2009
Operating Activities

Net income	$441,860	$462,485	$435,848
Adjustments to reconcile net income to net operating cash:
Depreciation	151,212	140,347	145,186
Amortization of intangible assets	29,692	34,964	25,718
Impairment of trademarks and goodwill	5,492	4,484	14,144
Loss on dissolution of a foreign subsidiary			21,923
Provisions for environmental-related matters	9,100	7,089	24,705
Provisions for (net credit from) qualified exit costs	534	(3,811)	21,832
Deferred income taxes	16,913	20,070	(8,605)
Defined benefit pension plans net cost	12,326	18,104	31,367
Income tax effect of ESOP on other capital	(3,211)	(7,515)	(13,411)
Stock-based compensation expense	48,176	42,276	23,271
Net increase in postretirement liability	6,793	4,627	1,103
Decrease in non-traded investments	62,540	53,407	42,805
(Gain) loss on disposition of assets	(5,469)	2,720	972
Other	3,137	3,330	(436)
Change in working capital accounts:
(Increase) decrease in accounts receivable	(93,697)	(111,113)	108,190
(Increase) decrease in inventories	(19,222)	(82,060)	145,867
Increase (decrease) in accounts payable	64,053	155,116	(82,607)
Increase (decrease) in accrued taxes	5,435	(19,410)	11,836
(Decrease) increase in accrued compensation and taxes withheld	(538)	75,210	(21,579)
(Decrease) increase in refundable income taxes	(572)	16,059	(2,267)
Other	36,249	(78,910)	(12,767)
Costs incurred for environmental-related matters	(30,451)	(30,880)	(36,986)
Costs incurred for qualified exit costs	(6,181)	(11,275)	(12,322)
Other	1,641	11,276	(4,601)

Net operating cash	735,812	706,590	859,186

Investing Activities
Capital expenditures	(153,801)	(125,162)	(91,328)
Acquisitions of businesses, net of cash acquired	(44,436)	(298,161)	(15,440)
Proceeds from sale of assets	12,842	8,335	5,599
Increase in other investments	(92,374)	(74,961)	(29,230)

Net investing cash	(277,769)	(489,949)	(130,399)

Financing Activities
Net (decrease) increase in short-term borrowings	(43,346)	357,835	(494,989)
Proceeds from long-term debt	40,777	14,798	491,736
Payments of long-term debt	(49,881)	(159,422)	(20,094)
Costs associated with repurchase of long-term debt		(22,192)
Payments of cash dividends	(153,512)	(156,424)	(162,561)
Proceeds from stock options exercised	69,536	102,209	36,596
Income tax effect of stock-based compensation exercises and vesting	12,958	19,676	7,645
Treasury stock purchased	(367,372)	(375,677)	(530,363)
Other	15,631	(4,371)	(10,800)

Net financing cash	(475,209)	(223,568)	(682,830)
Effect of exchange rate changes on cash	(8,723)	(3,817)	(2,840)

Net (decrease) increase in cash and cash equivalents	(25,889)	(10,744)	43,117
Cash and cash equivalents at beginning of year	58,585	69,329	26,212

Cash and cash equivalents at end of year	$32,696	$58,585	$69,329

Taxes paid on income	$196,147	$137,872	$146,385
Interest paid on debt	42,897	78,747	41,106

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY AND

COMPREHENSIVE INCOME (thousands of dollars except per common share data)

	Common Stock	Preferred Stock	Unearned ESOP Compensation	Other Capital	Retained Earnings	Treasury Stock	Cumulative Other Comprehensive Loss	Total
Balance at January 1, 2009	$227,147	$216,753	$(216,753)	$1,016,362	$4,245,141	$(3,472,384)	$(410,618)	$1,605,648
Comprehensive income:
Net income					435,848			435,848
Foreign currency translation							75,622	75,622
Net actuarial gains (losses) and prior service costs recognized for employee benefit plans, net of taxes of ($10,285)							17,168	17,168
Unrealized net gains on securities and derivative instruments used in cash flow hedges, net of taxes of ($144)							373	373

Comprehensive income								529,011
Treasury stock purchased						(530,363)		(530,363)
Income tax effect of ESOP				(13,411)				(13,411)
Stock options exercised	1,071			35,525		(4,886)		31,710
Income tax effect of stock options exercised				7,645				7,645
Restricted stock and stock option grants (net activity)	429			22,842				23,271
Cash dividends–$1.42 per common share					(162,561)			(162,561)

Balance at December 31, 2009	228,647	216,753	(216,753)	1,068,963	4,518,428	(4,007,633)	(317,455)	1,490,950
Comprehensive income:
Net income					462,485			462,485
Foreign currency translation							25,131	25,131
Net actuarial gains (losses) and prior service costs recognized for employee benefit plans, net of taxes of ($8,948)							13,527	13,527
Unrealized net gains on securities, net of taxes of ($183)							476	476

Comprehensive income								501,619
Treasury stock purchased						(375,677)		(375,677)
Income tax effect of ESOP				(7,515)				(7,515)
Stock options exercised	2,351			99,857		(7,673)		94,535
Income tax effect of stock options exercised				19,676				19,676
Restricted stock and stock option grants (net activity)	348			41,928				42,276
Cash dividends–$1.44 per common share					(156,424)			(156,424)

Balance at December 31, 2010	231,346	216,753	(216,753)	1,222,909	4,824,489	(4,390,983)	(278,321)	1,609,440
Comprehensive income:
Net income					441,860			441,860
Foreign currency translation							(65,632)	(65,632)
Net actuarial gains (losses) and prior service costs recognized for employee benefit plans, net of taxes of $17,321							(23,370)	(23,370)
Unrealized net losses on securities, net of taxes of $214							(555)	(555)

Comprehensive income								352,303
Treasury stock purchased						(367,372)		(367,372)
Treasury stock retired	(125,426)				(4,356,465)	4,481,891
Redemption of preferred stock		(56,480)	56,480
Income tax effect of ESOP*				(54,420)				(54,420)
Stock options exercised	1,234			68,302		(190)		69,346
Income tax effect of stock options exercised				12,958				12,958
Restricted stock and stock option grants (net activity)	300			47,876				48,176
Cash dividends–$1.46 per common share					(153,512)			(153,512)

Balance at December 31, 2011	$107,454	$160,273	$(160,273)	$1,297,625	$756,372	$(276,654)	$(367,878)	$1,516,919

*	Includes $51,209 reduction in Other capital related to IRS Settlement. See Note 15 for more information on the IRS Settlement.

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

Investments in securities: Investments classified as available-for-sale are carried at market value. See the recurring fair value measurement table on page 49.

Non-traded investments: The Company has invested in the U.S. affordable housing and historic renovation real estate markets. These non-traded investments have been identified as variable interest entities. However, because the Company does not have the power to direct the day-to-day operations of the investments and the risk of loss is limited to the amount of contributed capital, the Company is not considered the primary beneficiary. In accordance with the Consolidation Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), the investments are not consolidated. The Company uses the effective yield method to determine the carrying value of the investments. Under the effective yield method, the initial cost of the investments is amortized over the period that the tax credits are recognized. The carrying amounts of the investments, included in Other assets, were $232,366, $198,023 and $88,249 at December 31, 2011, 2010 and 2009, respectively. The liabilities recorded on the balance sheets for estimated future capital contributions to the investments were $235,355, $194,807 and $82,564 at December 31, 2011, 2010 and 2009, respectively.

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

	December 31,
	2011		2010		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Publicly traded debt	$632,423	$703,238	$632,375	$662,193	$768,300	$741,989
Non-traded debt	14,631	14,070	23,826	22,454	26,637	25,105

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Derivative instruments: The Company utilizes derivative instruments as part of its overall financial risk management policy. The Company entered into option and forward currency exchange contracts in 2011, 2010 and 2009 primarily to hedge against foreign currency risk exposure. See Note 14. During 2009, the Company entered into swaps to partially hedge forecasted future commodity purchases. These hedges were designated as cash flow hedges under the Derivatives and Hedging Topic of the ASC. There were no derivative contracts outstanding at December 31, 2011 and 2010. The fair values of these derivative instruments were included in Other current assets or Other accruals and were insignificant at December 31, 2009. During 2009, the Company reclassified insignificant gains and losses from Cumulative other comprehensive loss into earnings. The Company does not use derivative instruments for speculative purposes.

Fair value measurements. The following tables summarize the Company’s assets and liabilities measured on a recurring and non-recurring basis in accordance with the Fair Value Measurements and Disclosures Topic of the ASC:

Assets and Liabilities Reported at Fair Value on a Recurring Basis

	Fair Value at December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Deferred compensation plan asset (a)	$18,866	$16,695	$2,171

Liabilities:
Deferred compensation plan liability (b)	$24,259	$24,259

(a)	The deferred compensation plan asset consists of the investment funds maintained for the future payments under the Company’s executive deferred compensation plan, which is structured as a rabbi trust. The investments are marketable securities accounted for under the Debt and Equity Securities Topic of the ASC. The level 1 investments are valued using quoted market prices multiplied by the number of shares. The level 2 investments are valued based on vendor or broker models. The cost basis of the investment funds is $18,839.
(b)	The deferred compensation plan liability represents the value of the Company’s liability under its deferred compensation plan based on quoted market prices in active markets for identical assets.

Assets and Liabilities Reported at Fair Value on a Nonrecurring Basis

	Fair Value at December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Trademarks (a)	$14,871			$14,871
Fixed assets (b)	1,875		$1,875

	$16,746		$1,875	$14,871

(a)	As a result of the 2011 annual impairment test performed in accordance with the Intangibles Topic of the ASC, trademarks with a carrying value of $20,363 were written down to their calculated fair value of $14,871.
(b)	Fixed assets totaling $5,138 were written down to their estimated net realizable value of $1,875 in accordance with the Disposal of Long-Lived Assets Subtopic of ASC 360. See Note 5.

Accounts receivable and allowance for doubtful accounts. Accounts receivable were recorded at the time of credit sales net of provisions for sales returns and allowances. The Company recorded an allowance for doubtful accounts of $51,747, $59,310 and $44,755 at December 31, 2011, 2010 and 2009, respectively, to reduce Accounts receivable to their estimated net realizable value. The allowance was based on an analysis of historical bad debts, a review of the aging of Accounts receivable and the current creditworthiness of customers. All provisions for allowances for doubtful collection of accounts are related to the creditworthiness of accounts and are included in Selling, general and administrative expenses.

Reserve for obsolescence. The Company recorded a reserve for obsolescence of $82,671, $74,372 and $70,941 at December 31, 2011, 2010 and 2009, respectively, to reduce Inventories to their estimated net realizable value.

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

Accumulated amortization of finite-lived intangible assets was $237,736, $228,633 and $199,692 at December 31, 2011, 2010 and 2009, respectively. See Note 5.

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

Standby letters of credit. The Company occasionally enters into standby letter of credit agreements to guarantee various operating activities. These agreements provide credit availability to the various beneficiaries if certain contractual events occur. Amounts outstanding under these agreements totaled $18,819, $22,300 and $29,786 at December 31, 2011, 2010 and 2009, respectively.

Product warranties. The Company offers product warranties for certain products. The specific terms and conditions of such warranties vary depending on the product or customer contract requirements. Management estimated the costs of unsettled product warranty claims based on historical results and experience and included an amount in Other accruals. Management periodically assesses the adequacy of the accrual for product warranty claims and adjusts the accrual as necessary. Changes in the Company’s accrual for product warranty claims during 2011, 2010 and 2009, including customer satisfaction settlements during the year, were as follows:

	2011	2010	2009
Balance at January 1	$23,103	$22,214	$18,029
Charges to expense	29,957	23,092	31,367
Settlements	(30,989)	(22,203)	(27,182)

Balance at December 31	$22,071	$23,103	$22,214

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Defined benefit pension and other postretirement benefit plans. The Company accounts for its defined benefit pension and other postretirement benefit plans in accordance with the Retirement Benefits Topic of the ASC, which requires the recognition of a plan’s funded status as an asset for overfunded plans and as a liability for unfunded or underfunded plans. See Note 7.

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

Cumulative other comprehensive loss. At December 31, 2011, the ending balance of Cumulative other comprehensive loss included adjustments for foreign currency translation of $196,792, net prior service costs and net actuarial losses related to pension and other postretirement benefit plans of $171,376 and unrealized net gains on marketable equity securities of $290. At December 31, 2010 and 2009 the ending balance of Cumulative other comprehensive loss included adjustments for foreign currency translation of $131,160 and $156,291, respectively, net prior service costs and net actuarial losses related to pension and other postretirement benefit plans of $148,006 and $161,533, respectively, and unrealized gains on marketable equity securities and derivative instruments used in cash flow hedges of $845 and $369, respectively.

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

Costs of goods sold. Included in Costs of goods sold were costs for materials, manufacturing, distribution and related support. Distribution costs included all expenses related to the distribution of products including inbound freight charges, purchase and receiving costs, warehousing costs, internal transfer costs and all costs incurred to ship products. Also included in Costs of goods sold were total technical expenditures, which included research and development costs, quality control, product formulation expenditures and other similar items. Research and development costs included in technical expenditures were $41,719, $39,883 and $40,425 for 2011, 2010 and 2009 respectively.

Selling, general and administrative expenses. Selling costs included advertising expenses, marketing costs, employee and store costs and sales commissions. The cost of advertising was expensed as incurred. The Company incurred $227,303, $217,637 and $218,370 in advertising costs during 2011, 2010 and 2009 respectively. General and administrative expenses included human resources, legal, finance and other support and administrative functions.

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

Impact of recently issued accounting standards. In September 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-8, which amends the Intangibles – Goodwill and Other Topic of the ASC. The ASU gives companies the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If the more likely than not conclusion is reached, the two-step

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

impairment test must be performed. Otherwise, the two-step impairment test is not necessary. ASU No. 2011-8 is effective for fiscal years beginning after December 15, 2011. The Company is evaluating whether it will perform the optional qualitative analysis as part of its 2012 goodwill impairment test. The ASU could reduce the number of reporting units for which the two-step impairment test must be performed, but it would not affect the Company’s results of operations, financial condition or liquidity.

In June 2011, the FASB issued ASU No. 2011-5, which amends the Comprehensive Income Topic of the ASC. The ASU eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity, and instead requires consecutive presentation of the statement of net income and other comprehensive income either in a continuous statement of comprehensive income or in two separate but consecutive statements. ASU No. 2011-5 is effective for interim and annual periods beginning after December 15, 2011, however, ASU No. 2011-12 defers the requirement to present items that are reclassified from accumulated other comprehensive income to net income separately with their respective components of net income and other comprehensive income. The Company will adopt the ASU as required. It will have no affect on the Company’s results of operations, financial condition or liquidity.

In May 2011, the FASB issued ASU No. 2011-4, which amends the Fair Value Measurements Topic of the ASC to help achieve common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. ASU No. 2011-4 does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. The ASU is effective for interim and annual periods beginning after December 15, 2011. The Company will adopt the ASU as required. The ASU will affect the Company’s fair value disclosures, but will not affect the Company’s results of operations, financial condition or liquidity.

Reclassification. Certain amounts in the 2010 and 2009 consolidated financial statements have been reclassified to conform to the 2011 presentation.

NOTE 2 – ACQUISITIONS

All acquisitions have been accounted for as purchases and their results of operations have been included in the consolidated financial statements since the date of acquisition.

The Company acquired a controlling interest in Leighs Paints in July 2011, and the remaining interest in December 2011. Headquartered in Bolton, United Kingdom, Leighs

Paints is one of the leading industrial fire protection coatings manufacturers in the world, with a growing global platform driven by technology innovation and quality products. Leighs Paints strengthens the Global Finishes Group’s growing global platform. The aggregate consideration paid for Leighs Paints was $41,824, net of cash acquired. The acquisition resulted in the recognition of goodwill and intangible assets.

Effective October 1, 2010, the Company acquired Pinturas Condor S.A. (Pinturas Condor), the leading paint and coatings company in Ecuador. Pinturas Condor develops and manufactures products to the architectural, industrial and automotive vehicle refinish markets and sells them to a combination of company-owned paint stores and exclusive dealers. Included in the Latin America Coatings Group, Pinturas Condor strengthens the Company’s product finish market position in Ecuador.

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

The following unaudited pro-forma summary presents consolidated financial information as if Leighs Paints, Pinturas Condor, Acroma, and Sayerlack had been acquired at the beginning of 2010. The unaudited pro-forma consolidated financial information does not necessarily reflect the actual results that would have occurred had the acquisitions taken place on January 1, 2010 or the future results of operations of the combined companies under ownership and operation of the Company.

	2011	2010
Net sales	$8,797,540	$8,119,421
Net income	441,268	463,240
Net income per common share:
Basic	4.22	4.28
Diluted	4.13	4.21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

NOTE 3 – LOSS ON DISSOLUTION OF A FOREIGN SUBSIDIARY

In the fourth quarter of 2009, the Company dissolved an insolvent European subsidiary resulting in a pre-tax expense of $21,923 consisting primarily of current and non-current asset write-downs of $11,637 and severance expense of $5,161. The majority of the severance expense was paid in 2010, and the remaining amount was paid in 2011. The expense was recorded as a separate line item on the Statements of Consolidated Income due to the significant nature of the dissolution. The Company restructured other business units to maintain service to the majority of its European customers. The impact of the expense on basic and diluted net income per common share for 2009 was $.05 per share.

NOTE 4 – INVENTORIES

Inventories were stated at the lower of cost or market with cost determined principally on the last-in, first-out (LIFO) method. The following presents the effect on inventories, net income and net income per common share had the Company used the first-in, first-out (FIFO) inventory valuation method adjusted for income taxes at the statutory rate and assuming no other adjustments. Management believes that the use of LIFO results in a better matching of costs and revenues. This information is presented to enable the reader to make comparisons with companies using the FIFO method of inventory valuation. During 2011 and 2009, certain inventories accounted for on the LIFO method were reduced, resulting in the liquidation of certain quantities carried at costs prevailing in prior years. The 2011 liquidations increased net income by $1,067, and the 2009 liquidations reduced net income by $8,634.

	2011	2010	2009
Percentage of total inventories on LIFO	77%	76%	83%
Excess of FIFO over LIFO	$378,986	$277,164	$250,454
(Decrease) increase in net income due to LIFO	(62,636)	(16,394)	43,650
(Decrease) increase in net income per common share due to LIFO	(.59)	(.15)	.38

NOTE 5 – GOODWILL, INTANGIBLE AND LONG-LIVED ASSETS

During 2011, the Company recognized $5,039 of goodwill in the acquisition of Leighs Paints. Acquired technology, trademarks and customer relationships recognized in this acquisition valued at $4,794, $2,125 and $1,918, respectively, are being amortized over periods ranging from 5 to 10 years from the date of acquisition.

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

In 2011, a reduction in the carrying value of property, plant and equipment associated with a facility closed during 2008 was recorded (see Note 6).

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

The annual impairment review performed as of October 1, 2011 resulted in trademark impairments in the Paint Stores Group and Global Finishes Group of $4,669 and $823, respectively, and no goodwill impairment. The trademark impairments related primarily to lower-than-anticipated sales of acquired brands.

The annual impairment review performed as of October 1, 2010 resulted in trademark impairment in the Paint Stores Group of $120 and no goodwill impairment. The trademark impairment related primarily to lower-than-anticipated sales of an acquired brand.

The annual impairment review performed as of October 1, 2009 resulted in trademark impairments of $14,144 ($10,998 in the Paint Stores Group, $86 in the Consumer Group, $1,860 in the Global Finishes Group and $1,200 in the Latin America Coatings Group), and no goodwill impairment. The trademark impairments related primarily to lower-than-anticipated sales of certain acquired brands.

Amortization of finite-lived intangible assets is as follows for the next five years: $30,192 in 2012, $28,118 in 2013, $23,093 in 2014 and $19,341 in 2015 and $15,258 in 2016.

A summary of changes in the Company’s carrying value of goodwill by reportable segment is as follows:

Goodwill	Paint Stores Group	Consumer Group	Global Finishes Group	Latin America Coatings Group	Consolidated Totals
Balance at January 1, 2009 (a)	$285,425	$683,364	$37,573	$350	$1,006,712
Acquisitions		4,147			4,147
Currency and other adjustments	20	(899)	4,824	21	3,966

Balance at December 31, 2009 (a)	285,445	686,612	42,397	371	1,014,825
Acquisitions			70,594	9,315	79,909
Currency and other adjustments	1,299	2,776	2,728	921	7,724

Balance at December 31, 2010 (a)	286,744	689,388	115,719	10,607	1,102,458
Acquisitions			5,039		5,039
Currency and other adjustments	254	(109)	(408)	774	511

Balance at December 31, 2011 (a)	$286,998	$689,279	$120,350	$11,381	$1,108,008

(a)	Net of accumulated impairment losses of $8,904 ($8,113 in the Consumer Group and $791 in the Global Finishes Group).

A summary of the Company’s carrying value of intangible assets is as follows:

	Finite-lived intangible assets			Trademarks with indefinite lives	Total intangible assets
	Software	All other	Subtotal
December 31, 2011
Weighted-average amortization period	7 years	13 years	11 years
Gross	$109,401	$274,086	$383,487
Accumulated amortization	(60,030)	(177,706)	(237,736)

Net value	$49,371	$96,380	$145,751	$160,122	$305,873

December 31, 2010
Weighted-average amortization period	8 years	13 years	11 years
Gross	$107,141	$254,462	$361,603
Accumulated amortization	(57,480)	(171,153)	(228,633)

Net value	$49,661	$83,309	$132,970	$187,534	$320,504

December 31, 2009
Weighted-average amortization period	9 years	10 years	9 years
Gross	$90,263	$218,621	$308,884
Accumulated amortization	(47,140)	(152,552)	(199,692)

Net value	$43,123	$66,069	$109,192	$170,221	$279,413

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

NOTE 6 – EXIT OR DISPOSAL ACTIVITIES

Management is continually re-evaluating the Company’s operating facilities, including acquired operating facilities, against its long-term strategic goals. Liabilities associated with exit or disposal activities are recognized as incurred in accordance with the Exit or Disposal Cost Obligations Topic of the ASC. Provisions for qualified exit costs are made at the time a facility is no longer operational. Qualified exit costs primarily include post-closure rent expenses, incremental post-closure costs and costs of employee terminations. Adjustments may be made to liabilities accrued for qualified exit costs if information becomes available upon which more accurate amounts can be reasonably estimated. Concurrently, property, plant and equipment is tested for impairment in accordance with the Property, Plant and Equipment Topic of the ASC, and if impairment exists, the carrying value of the related assets is reduced to estimated fair value. Additional impairment may be recorded for subsequent revisions in estimated fair value. Adjustments to prior provisions and additional impairment charges for property, plant and equipment of closed sites being held for disposal are recorded in Other general expense – net.

During 2011, 22 stores and branches were closed due to lower demand or redundancy. Provisions for severance and other qualified exit costs of $913, $339 and $182 were charged to the Global Finishes Group, Consumer Group and Paint Stores Group, respectively. In addition, adjustments to prior provisions related to manufacturing facilities, distribution facilities, stores and branches closed prior to 2011 of $(900) were recorded. In 2011, a reduction of $3,263 in the carrying value of property, plant and equipment associated with a facility closed in 2008 was recorded in the Paint Stores Group.

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

At December 31, 2011, a portion of the remaining accrual for qualified exit costs relating to facilities shutdown prior to 2009 is expected to be incurred by the end of 2012. The remaining portion of the ending accrual for facilities shutdown prior to 2008 primarily represented post-closure contractual and demolition expenses related to certain owned facilities which are closed and being held for disposal or involved in ongoing environmental-related activities. The Company cannot reasonably estimate when such matters will be concluded to permit disposition.

The tables on the following pages summarize the activity and remaining liabilities associated with qualified exit costs:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Exit Plan	Balance at December 31, 2010	Provisions in Cost of goods sold or SG&A	Actual expenditures charged to accrual	Adjustments to prior provisions in Other general expense - net	Balance at December 31, 2011
Consumer Group manufacturing facilities shutdown in 2011:
Severance and related costs		$339	$(142)		$197
Paint Stores Group stores shutdown in 2011:
Other qualified exit costs		182	(26)		156
Global Finishes Group stores shutdown in 2011:
Severance and related costs		316	(187)		129
Other qualified exit costs		597	(127)		470
Global Finishes Group stores shutdown in 2010:
Other qualified exit costs	$1,114		(159)		955
Paint Stores Group stores shutdown in 2010:
Other qualified exit costs	4			$(4)
Paint Stores Group stores shutdown in 2009:
Other qualified exit costs	2,022		(805)	3	1,220
Global Finishes Group manufacturing facility and branches shutdown in 2009:
Other qualified exit costs	1,820		(918)	262	1,164
Consumer Group manufacturing facilities shutdown in 2009:
Other qualified exit costs	721		(245)	(74)	402
Other qualified exit costs for facilities shutdown prior to 2009	10,366		(3,572)	(1,087)	5,707

Totals	$16,047	$1,434	$(6,181)	$(900)	$10,400

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Exit Plan	Balance at December 31, 2009	Provisions in Cost of goods sold or SG&A	Actual expenditures charged to accrual	Adjustments to prior provisions in Other general expense - net	Balance at December 31, 2010
Global Finishes Group branches shutdown in 2010:
Severance and related costs		$31	$(31)
Other qualified exit costs		1,283	(169)		$1,114
Paint Stores Group stores shutdown in 2010:
Other qualified exit costs		182	(178)		4
Paint Stores Group stores shutdown in 2009:
Other qualified exit costs	$3,213		(1,213)	$22	2,022
Consumer Group manufacturing facilities shutdown in 2009:
Severance and related costs	4,532	457	(3,534)	(1,455)
Other qualified exit costs	2,258		(612)	(925)	721
Global Finishes Group manufacturing facility and branches shutdown in 2009:
Severance and related costs	204		(78)	(126)
Other qualified exit costs	3,703		(1,288)	(595)	1,820
Paint Stores Group manufacturing and distribution facilities, administrative offices and stores shutdown in 2008:
Severance and related costs	70		(66)	(4)
Other qualified exit costs	5,426		(1,864)	(504)	3,058
Consumer Group manufacturing and distribution facilities shutdown in 2008:
Severance and related costs	311			(311)
Other qualified exit costs	83		(60)	219	242
Global Finishes Group administrative offices and branches shutdown in 2008:
Other qualified exit costs	88		(88)
Other qualified exit costs for facilities shutdown prior to 2008	11,245		(2,094)	(2,085)	7,066

Totals	$31,133	$1,953	$(11,275)	$(5,764)	$16,047

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Exit Plan	Balance at January 1, 2009	Provisions in Cost of goods sold or SG&A	Actual expenditures charged to accrual	Adjustments to prior provisions in Other general expense - net	Balance at December 31, 2009
Paint Stores Group stores shutdown in 2009:
Other qualified exit costs		$3,898	$(685)		$3,213
Consumer Group manufacturing facilities shutdown in 2009:
Severance and related costs		7,345	(2,813)		4,532
Other qualified exit costs		2,428	(170)		2,258
Global Finishes Group manufacturing facility and branches shutdown in 2009:
Severance and related costs		629	(425)		204
Other qualified exit costs		4,614	(911)		3,703
Paint Stores Group manufacturing and distribution facilities, administrative offices and stores shutdown in 2008:
Severance and related costs	$324	868	(937)	$(185)	70
Other qualified exit costs	4,450		(2,602)	3,578	5,426
Consumer Group manufacturing and distribution facilities shutdown in 2008:
Severance and related costs	449	82	(33)	(187)	311
Other qualified exit costs	150		(67)		83
Global Finishes Group administrative offices and branches shutdown in 2008:
Severance and related costs	397		(397)
Other qualified exit costs	240		(294)	142	88
Paint Stores Group manufacturing facility shutdown in 2007:
Severance and related costs	33		(9)	(24)
Other qualified exit costs	1,859		(430)	149	1,578
Consumer Group manufacturing facility shutdown in 2007:
Other qualified exit costs	2,036			130	2,166
Other qualified exit costs for facilities shutdown prior to 2007	11,686		(2,550)	(1,635)	7,501

Totals	$21,624	$19,864	$(12,323)	$1,968	$31,133

NOTE 7 – PENSION, HEALTH CARE AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

to expense over a period of years through the net pension cost (credit) and net periodic benefit cost.

Health care plans. The Company provides certain domestic health care plans that are contributory and contain cost-sharing features such as deductibles and coinsurance. There were 18,189, 17,841 and 18,292 active employees entitled to receive benefits under these plans as of December 31, 2011, 2010 and 2009, respectively. The cost of these benefits for active employees, which includes claims incurred and claims incurred but not reported, amounted to $155,501, $144,927 and $152,316 for 2011, 2010 and 2009, respectively.

Defined contribution pension plans. The Company’s annual contribution for its domestic defined contribution pension plan was $23,344, $22,512 and $23,131 for 2011, 2010 and 2009, respectively. Prior to July 1, 2009, the contribution was based on six percent of compensation for covered employees. Effective July 1, 2009, the contribution percentage was changed to a range from two percent to seven percent based on an age and service formula. Assets in employee accounts of the domestic defined contribution pension plan are invested in various mutual funds as directed by the participants. These mutual funds did not own a significant number of shares of the Company’s common stock for any year presented.

The Company’s annual contribution for its foreign defined contribution pension plans, which is based on various percentages of compensation for covered employees up to certain limits, was $3,807, $3,968 and $2,636 for 2011, 2010 and 2009, respectively. Assets in employee accounts of the foreign defined contribution pension plans are invested in various mutual funds. These mutual funds did not own a significant number of shares of the Company’s common stock for any year presented.

Defined benefit pension plans. The Company has one salaried and one hourly domestic defined benefit pension plan, and sixteen foreign defined benefit pension plans, including three European plans acquired in connection with the 2011 and 2010 acquisitions of Leighs Paints and Acroma. All participants in the domestic salaried defined benefit pension plan prior to January 1, 2002 retain the previous defined benefit formula for computing benefits with certain modifications for active employees. Eligible domestic salaried employees hired or re-hired between January 1, 2002 and September 30, 2011 became participants in the revised domestic salaried defined benefit pension plan upon completion of six months of service. All employees who became participants on or after January 1, 2002 and before January 1, 2005 were credited with certain contribution credits equivalent to six percent of their salary. All employees who became participants on or after January 1, 2005 were credited with certain contribution credits that range from two percent to seven percent of compensation based on an age and service formula. Effective July 1, 2009, the domestic salaried defined benefit pension plan was revised, and all employees who become participants on or after January 1, 2002 were credited with certain contribution credits that range from two percent to seven percent of compensation based on an age and service formula. Contribution credits are converted into units to account for each participant’s benefits. Participants will receive a variable annuity benefit upon retirement or a lump sum distribution upon termination (if vested). The variable annuity benefit is subject to the hypothetical returns achieved on each participant’s allocation of units from investments in various investment funds as directed by the participant. Contribution credits to the revised domestic salaried defined benefit pension plan are being funded through existing plan assets. Effective October 1, 2011, the domestic salaried defined benefit pension plan was frozen for new hires, and all newly hired U.S. non-collectively bargained employees are eligible to participate in the Company’s domestic defined contribution plan.

At December 31, 2011, the domestic salaried defined benefit pension plan was overfunded, with a projected benefit obligation of $269,314, fair value of plan assets of $487,990 and excess plan assets of $218,676. The domestic hourly defined benefit pension plan was underfunded, with a projected benefit obligation of $140,715, fair value of plan assets of $126,473 and a deficiency of plan assets of $14,242. The plans are funded in accordance with all applicable regulations as of December 31, 2011 and no funding will be required in 2012. At December 31, 2010, the domestic salaried defined benefit pension plan was overfunded, with a projected benefit obligation of $261,996, fair value of plan assets of $502,707 and excess plan assets of $240,711, and the domestic hourly defined benefit pension plan was overfunded, with a projected benefit obligation of $128,261, fair value of plan assets of $132,018 and excess plan assets of $3,757. At December 31, 2009, the domestic salaried defined benefit pension plan was overfunded, with a projected benefit obligation of $211,635, fair value of plan assets of $454,239 and excess plan assets of $242,604, and the domestic hourly defined benefit pension plan was underfunded, with a projected benefit obligation of $127,640, fair value of plan assets of $122,808 and a deficiency of plan assets of $4,832.

At December 31, 2011, thirteen of the Company’s foreign defined benefit pension plans were unfunded or underfunded, with combined projected benefit obligations, fair values of net assets and deficiencies of plan assets of $90,718, $58,070 and $32,648, respectively. An increase of $55,529 from 2010 in the combined projected benefit obligations of all

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

foreign defined benefit pension plans was primarily due to the European plan acquired in 2011.

The Company expects to make the following benefit payments for all domestic and foreign defined benefit pension plans: $38,149 in 2012; $39,110 in 2013; $39,339 in 2014; $40,048 in 2015; $40,285 in 2016; and $205,044 in 2017 through 2021.

The estimated net actuarial losses and prior service costs for the defined benefit pension plans that are expected to be amortized from Cumulative other comprehensive loss into the net pension costs in 2012 are $22,949 and $1,592, respectively.

The following table summarizes the components of the net pension costs and Cumulative other comprehensive loss related to the defined benefit pension plans:

	Domestic Defined Benefit Pension Plans			Foreign Defined Benefit Pension Plans
	2011	2010	2009	2011	2010	2009
Net pension costs:
Service costs	$17,933	$16,906	$17,070	$3,055	$2,061	$1,226
Interest costs	18,602	18,028	18,124	5,954	4,266	3,036
Expected returns on plan assets	(46,441)	(42,311)	(36,828)	(5,535)	(2,842)	(1,810)
Amortization of prior service costs	1,635	1,661	1,493		29	47
Amortization of actuarial losses	16,865	18,943	28,723	493	1,363	325

Ongoing pension costs	8,594	13,227	28,582	3,967	4,877	2,824
Settlement credits				(235)		(39)

Net pension costs	8,594	13,227	28,582	3,732	4,877	2,785
Other changes in plan assets and projected benefit obligation recognized in Cumulative other comprehensive loss (before taxes):
Net actuarial losses (gains) arising during the year	48,745	681	(49,250)	15,944	(10,043)	14,922
Prior service costs during the year	1,195		1,086
Amortization of prior service costs	(1,635)	(1,661)	(1,493)		(29)	(47)
Amortization of actuarial losses	(16,865)	(18,943)	(28,723)	(493)	(1,363)	(286)
Exchange rate (loss) gain recognized during the year				(387)	(1,536)	1,717

Total recognized in Cumulative other comprehensive loss	31,440	(19,923)	(78,380)	15,064	(12,971)	16,306

Total recognized in net pension costs (credits) and Cumulative other comprehensive loss	$40,034	$(6,696)	$(49,798)	$18,796	$(8,094)	$19,091

The Company employs a total return investment approach for the domestic and foreign defined benefit pension plan assets. A mix of equities and fixed income investments are used to maximize the long-term return of assets for a prudent level of risk. In determining the expected long-term rate of return on defined benefit pension plan assets, management considers the historical rates of return, the nature of investments and an expectation of future investment strategies. The target allocations for plan assets are 45 – 65 percent equity securities and 30 – 40 percent fixed income securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

The following tables summarize the fair value of the defined benefit pension plan assets at December 31, 2011, 2010 and 2009:

	Fair Value at December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Short-term investments (a)	$9,408		$9,408
Equity investments (b)	482,694	$268,307	214,387
Fixed income investments (c)	202,939	103,485	99,454
Other assets (d)	37,482		16,582	$20,900

	$732,523	$371,792	$339,831	$20,900

	Fair Value at December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Short-term investments (a)	$33,050		$33,050
Equity investments (b)	463,108	$257,616	205,492
Fixed income investments (c)	185,163	101,227	78,401	$5,535
Other assets (d)	19,152			19,152

	$700,473	$358,843	$316,943	$24,687

	Fair Value at December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Short-term investments (a)	$51,688		$51,688
Equity investments (b)	430,550	$248,138	182,412
Fixed income investments (c)	132,951	91,741	35,945	$5,265
Other assets (d)	17,728			17,728

	$632,917	$339,879	$270,045	$22,993

(a) - This category includes a full range of high quality, short-term money market securities.

(b) - This category includes actively managed equity assets that track primarily to the S&P 500.

(c) - This category includes government and corporate bonds that track primarily to the Barclays Capital Aggregate Bond Index.

(d) - This category consists of venture capital funds.

The following tables summarize the changes in the fair value of the defined benefit pension plan assets classified as level 3 at December 31, 2011, 2010 and 2009:

	Balance at December 31, 2010	Dispositions	Realized and Unrealized Gains	Balance at December 31, 2011
Fixed income investments	$5,535	$(5,717)	$182
Other assets	19,152	(1,389)	3,137	$20,900

	$24,687	$(7,106)	$3,319	$20,900

	Balance at December 31, 2009	Dispositions	Realized and Unrealized Gains	Balance at December 31, 2010
Fixed income investments	$5,265	$(269)	$539	$5,535
Other assets	17,728	(695)	2,119	19,152

	$22,993	$(964)	$2,658	$24,687

	Balance at January 1, 2009	Acquisitions	Realized and Unrealized Gains (Losses)	Balance at December 31, 2009
Fixed income investments	$2,652	$2,380	$233	$5,265
Other assets	18,669	735	(1,676)	17,728

	$21,321	$3,115	$(1,443)	$22,993

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Included as equity investments in the domestic defined benefit pension plan assets at December 31, 2011 were 855,000 shares of the Company’s common stock with a market value of $76,326, representing 12.4 percent of total domestic plan assets. Dividends received on the Company’s common stock during 2011 totaled $1,248.

The following table summarizes the obligations, plan assets and assumptions used for the defined benefit pension plans, which are all measured as of December 31:

	Domestic Defined Benefit Pension Plans			Foreign Defined Benefit Pension Plans
	2011	2010	2009	2011	2010	2009
Accumulated benefit obligations at end of year	$415,163	$371,195	$323,553	$121,137	$67,964	$59,226

Projected benefit obligations:
Balances at beginning of year	$390,257	$339,275	$315,513	$85,936	$75,175	$44,893
Service costs	17,933	16,906	17,070	3,055	2,061	1,226
Interest costs	18,602	18,028	18,124	5,954	4,266	3,036
Actuarial losses (gains)	8,428	41,739	12,068	11,395	(6,950)	18,484
Acquisitions of businesses and other	1,194		1,086	42,131	14,378	2,745
Effect of foreign exchange				(3,760)	(1,063)	6,427
Benefits paid	(26,385)	(25,691)	(24,586)	(3,246)	(1,931)	(1,636)

Balances at end of year	410,029	390,257	339,275	141,465	85,936	75,175
Plan assets:
Balances at beginning of year	634,725	577,047	503,487	65,748	55,870	38,603
Actual returns on plan assets	6,123	83,369	98,146	987	5,935	3,853
Acquisitions of businesses and other				57,761	7,085	9,902
Effect of foreign exchange				(3,190)	(1,211)	5,148
Benefits paid	(26,385)	(25,691)	(24,586)	(3,246)	(1,931)	(1,636)

Balances at end of year	614,463	634,725	577,047	118,060	65,748	55,870

Excess (deficient) plan assets over projected benefit obligations	$204,434	$244,468	$237,772	$(23,405)	$(20,188)	$(19,305)

Assets and liabilities recognized in the Consolidated Balance Sheets:
Deferred pension assets	$218,676	$244,468	$242,604	$9,674	$3,865	$2,697
Other accruals				(829)	(272)	(497)
Other long-term liabilities	(14,242)		(4,832)	(32,250)	(23,781)	(21,505)

	$204,434	$244,468	$237,772	$(23,405)	$(20,188)	$(19,305)

Amounts recognized in Cumulative other comprehensive loss:
Net actuarial losses	$(211,752)	$(179,871)	$(198,134)	$(26,994)	$(11,930)	$(24,873)
Prior service costs	(5,206)	(5,647)	(7,307)			(28)

	$(216,958)	$(185,518)	$(205,441)	$(26,994)	$(11,930)	$(24,901)

Weighted-average assumptions used to determine projected benefit obligations:
Discount rate	4.40%	4.97%	5.50%	4.94%	5.45%	5.78%
Rate of compensation increase	4.00%	4.00%	4.00%	4.05%	4.06%	3.85%
Weighted-average assumptions used to determine net pension costs (credits):
Discount rate	4.97%	5.50%	6.10%	5.48%	5.57%	6.85%
Expected long-term rate of return on assets	7.50%	7.50%	7.50%	6.12%	5.46%	6.25%
Rate of compensation increase	4.00%	4.00%	4.00%	4.06%	3.74%	3.93%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Postretirement Benefits Other Than Pensions. Employees of the Company hired in the United States prior to January 1, 1993 who are not members of a collective bargaining unit, and certain groups of employees added through acquisitions, are eligible for health care and life insurance benefits upon retirement, subject to the terms of the unfunded plans. There were 4,436, 4,768 and 4,704 retired employees entitled to receive such postretirement benefits as of December 31, 2011, 2010 and 2009, respectively.

The following table summarizes the obligation and the assumptions used for postretirement benefits other than pensions:

	Postretirement Benefits Other than Pensions
	2011	2010	2009
Benefit obligation:
Balance at beginning of year - unfunded	$315,572	$300,526	$264,802
Service cost	3,495	3,532	3,391
Interest cost	15,580	16,066	15,695
Actuarial (gain) loss	(3,965)	11,067	34,241
Benefits paid	(13,887)	(15,619)	(17,603)

Balance at end of year - unfunded	$316,795	$315,572	$300,526

Liabilities recognized in the Consolidated Balance Sheets:
Postretirement benefits other than pensions	$(297,528)	$(295,896)	$(283,784)
Other accruals	(19,267)	(19,676)	(16,742)

	$(316,795)	$(315,572)	$(300,526)

Amounts recognized in Cumulative other comprehensive loss:
Net actuarial losses	$(45,567)	$(52,037)	$(42,274)
Prior service costs	983	1,640	2,296

	$(44,584)	$(50,397)	$(39,978)

Weighted-average assumptions used to determine benefit obligation:
Discount rate	4.40%	5.10%	5.50%
Health care cost trend rate - pre-65	8.00%	7.50%	8.00%
Health care cost trend rate - post-65	8.00%	7.50%	8.00%
Prescription drug cost increases	8.00%	8.00%	9.00%
Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate	5.10%	5.50%	6.10%
Health care cost trend rate - pre-65	7.50%	8.00%	7.50%
Health care cost trend rate - post-65	7.50%	8.00%	7.50%
Prescription drug cost increases	8.00%	9.00%	9.00%

The following table summarizes the components of the net periodic benefit cost and cumulative other comprehensive loss related to postretirement benefits other than pensions:

	Postretirement Benefits Other than Pensions
	2011	2010	2009
Net periodic benefit cost:
Service cost	$3,495	$3,532	$3,391
Interest cost	15,580	16,066	15,695
Amortization of actuarial losses	2,505	1,304	276
Amortization of prior service credit	(657)	(656)	(656)

Net periodic benefit cost	20,923	20,246	18,706
Other changes in projected benefit obligation recognized in Cumulative other comprehensive loss (before taxes):
Net actuarial (gain) loss	(3,965)	11,067	34,241
Amortization of actuarial losses	(2,505)	(1,304)	(276)
Amortization of prior service credit	657	656	656

Total recognized in Cumulative other comprehensive loss	(5,813)	10,419	34,621

Total recognized in net periodic benefit cost and Cumulative other comprehensive loss	$15,110	$30,665	$53,327

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

The estimated net actuarial loss and prior service credit for postretirement benefits other than pensions that are expected to be amortized from Cumulative other comprehensive loss into net periodic benefit cost in 2012 are $1,715 and $(656), respectively.

The assumed health care cost trend rate and prescription drug cost increases used to determine the net periodic benefit cost for postretirement health care benefits for 2012 both decrease in each successive year until reaching 5.0 percent in 2018. The assumed health care and prescription drug cost trend rates have a significant effect on the amounts reported for the postretirement health care benefit obligation. A one-percentage-point change in assumed health care and prescription drug cost trend rates would have had the following effects as of December 31, 2011:

	One-Percentage-Point
	Increase	(Decrease)
Effect on total of service and interest cost components	$165	$(175)
Effect on the postretirement benefit obligation	$2,892	$(2,912)

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Medicare Act) introduced a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In accordance with the accounting guidance related to the Medicare Act included in the Retirement Benefits Topic of the ASC, the effects of the federal subsidy resulted in a $21,400 reduction of the accumulated postretirement benefit obligation for benefits attributed to past service, which is being recognized prospectively beginning July 1, 2004. During 2011, this recognition resulted in a $7,073 reduction of the net periodic benefit cost, which consisted of changes in actuarial experience and reductions in interest cost of $6,831 and $242, respectively. During 2010, this recognition resulted in a $4,170 reduction of the net periodic benefit cost, which consisted of reductions in interest cost, amortization of changes in actuarial experience and service cost of $1,973, $1,852 and $345, respectively. During 2009, this recognition resulted in a $1,934 reduction of the net periodic benefit cost, which consisted of reductions in interest cost and service cost of $1,870 and $64, respectively. The initial effects of the federal subsidy attributable to past service have been fully recognized.

In the first quarter of 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (the “Acts”) were enacted and became U.S. law. The Acts eliminate the tax deduction previously allowed for the Medicare Part D subsidy beginning in years after December 31, 2012. The Company recognized the deferred tax effects of the reduced deductibility of the subsidy during the first quarter of 2010. The resulting one-time increase in income taxes of $11,400 reduced 2010 basic and diluted earnings per share by $.11 and $.10, respectively.

The Company expects to make retiree health care benefit cash payments and to receive Medicare Part D prescription cash reimbursements as follows:

	Retiree Health Care Benefits	Medicare Prescription Reimbursement	Expected Cash Payments - Net
2012	$21,424	$(2,157)	$19,267
2013	22,126	(2,324)	19,802
2014	22,426	(2,511)	19,915
2015	22,424	(2,686)	19,738
2016	22,173	(2,847)	19,326
2017 through 2021	124,887	(2,813)	122,074

Total expected benefit cash payments	$235,460	$(15,338)	$220,122

NOTE 8 – DEBT

Long-term debt

	Due Date	2011	2010	2009
3.125% Senior Notes	2014	$499,867	$499,822	$499,777
7.375% Debentures	2027	129,056	129,053	129,050
7.45% Debentures	2097	3,500	3,500	139,473
2.00% to 14.50% Promissory Notes	Through 2023	6,808	15,951	14,370

		$639,231	$648,326	$782,670

Maturities of long-term debt are as follows for the next five years: $7,823 in 2012; $3,649 in 2013; $500,914 in 2014; $803 in 2015 and $155 in 2016. Interest expense on long-term debt was $31,883, $64,442 and $30,984 for 2011, 2010 and 2009, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

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

Short-term borrowings. At December 31, 2011 and 2010, borrowings outstanding under the domestic commercial paper program totaled $264,902 and $173,490, respectively, and were included in Short-term borrowings. The weighted-average interest rate related to these borrowings was 0.2% at December 31, 2011 and 2010. Borrowings outstanding under various foreign programs of $81,375, $215,102 and $22,674 at December 31, 2011, 2010 and 2009, respectively, were included in Short-term borrowings. The weighted-average interest rate related to these borrowings was 4.9%, 2.9% and 8.8% at December 31, 2011, 2010 and 2009, respectively.

On July 19, 2010, Sherwin-Williams Luxembourg S.à r.l., a wholly-owned subsidiary of the Company, entered into a €200,000 (Euro) credit facility. On December 28, 2010, the Company reduced the aggregate amount of this credit facility to €150,000 (Euro). During 2011, the aggregate amount of this credit facility was further reduced to €97,000 (Euro). On July 19, 2010, Sherwin-Williams Canada Inc., a wholly-owned subsidiary of the Company, entered into a CAD 75,000 credit facility. The credit facilities are being used for general corporate purposes, including refinancing indebted-ness and for acquisitions.

On May 23, 2006, the Company entered into a five-year credit agreement, which was amended on July 24, 2006. This credit agreement gave the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $250,000. The credit agreement matured on June 20, 2011 and was not renewed. On April 26, 2007 and August 28, 2007, the company entered into two additional five-year credit agreements, which were later amended on September 17, 2007 and September 25, 2007. These additional credit agreements give the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $500,000. On January 30, 2012, the Company entered into a five-year credit agreement, which was amended on February 13, 2012. This credit agreement gives the company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit of up to an aggregate availability of $300 million. At December 31, 2011, 2010 and 2009, there were no borrowings outstanding under any of these credit agreements.

The Company uses a revolving credit agreement primarily to satisfy its commercial paper program’s dollar for dollar liquidity requirement. At December 31, 2009, the Company had an $845,000 senior unsecured revolving credit agreement scheduled to expire on July 20, 2010. On January 8, 2010, the Company terminated the existing $845,000 five-year senior unsecured revolving credit agreement and entered into a new $500,000 three-year senior unsecured revolving credit agreement. On July 8, 2011, the Company entered into a new five-year $1.050 billion credit agreement, which replaced the existing three-year $500,000 credit agreement. The new credit agreement allows the Company to extend the maturity of the facility with two one-year extension options and to increase the aggregate amount of the facility to $1.3 billion, both of which are subject to the discretion of each lender.

NOTE 9 – OTHER LONG-TERM LIABILITIES

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

The Company is involved with environmental investiga-tion and remediation activities at some of its currently and formerly owned sites (including sites which were previously owned and/or operated by businesses acquired by the Company). In addition, the Company, together with other parties, has been designated a potentially responsible party under federal and state environmental protection laws for the investigation and remediation of environmental contamination and hazardous waste at a number of third-party sites, primarily Superfund sites. In general, these laws provide that potentially responsible parties may be held jointly and severally liable for investigation and remediation costs regardless of fault. The Company may be similarly designated with respect to additional third-party sites in the future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

The Company initially provides for estimated costs of environmental-related activities relating to its past operations and third-party sites for which commitments or clean-up plans have been developed and when such costs can be reasonably estimated based on industry standards and professional judgment. These estimated costs are based on currently available facts regarding each site. If the best estimate of costs can only be identified as a range and no specific amount within that range can be determined more likely than any other amount within the range, the minimum of the range is provided. The Company continuously assesses its potential liability for investigation and remediation-related activities and adjusts its environmental-related accruals as information becomes available upon which more accurate costs can be reasonably estimated and as additional accounting guidelines are issued. Included in Other long-term liabilities at December 31, 2011, 2010, and 2009 were accruals for extended environmental-related activities of $89,266, $89,562 and $106,168, respectively. Included in Other accruals at December 31, 2011, 2010, and 2009 were accruals for estimated costs of current investigation and remediation activities of $42,847, $60,048 and $64,685, respectively.

Actual costs incurred may vary from the accrued estimates due to the inherent uncertainties involved including, among others, the number and financial condition of parties involved with respect to any given site, the volumetric contribution which may be attributed to the Company relative to that attributed to other parties, the nature and magnitude of the wastes involved, the various technologies that can be used for remediation and the determination of acceptable remediation with respect to a particular site. If the Company’s future loss contingency is ultimately determined to be at the unaccrued maximum of the estimated range of possible outcomes for every site for which costs can be reasonably estimated, the Company’s accrual for environmental-related activities would be $97,826 higher than the minimum accruals at December 31, 2011.

Four of the Company’s currently and formerly owned manufacturing sites accounted for the majority of the accrual for environmental-related activities and the unaccrued maximum of the estimated range of possible outcomes at December 31, 2011. At December 31, 2011, $88,491, or 67.0 percent of the total accrual, related directly to these four sites. In the aggregate unaccrued maximum of $97,826 at December 31, 2011, $66,852, or 68.3 percent, related to these four sites. While environmental investigations and remedial actions are in different stages at these sites, additional investigations, remedial actions and monitoring will likely be required at each site.

Management cannot presently estimate the ultimate potential loss contingencies related to these sites or other less significant sites until such time as a substantial portion of the investigation at the sites is completed and remedial action plans are developed. In the event any future loss contingency significantly exceeds the current amount accrued, the recording of the ultimate liability may result in a material impact on net income for the annual or interim period during which the additional costs are accrued. Management does not believe that any potential liability ultimately attributed to the Company for its environmental-related matters will have a material adverse effect on the Company’s financial condition, liquidity, or cash flow due to the extended period of time during which environ-mental investigation and remediation takes place. An estimate of the potential impact on the Company’s operations cannot be made due to the aforementioned uncertainties.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

NOTE 10 – LITIGATION

In the course of its business, the Company is subject to a variety of claims and lawsuits, including litigation relating to product liability and warranty, personal injury, environmental, intellectual property, commercial, contractual and antitrust claims that are inherently subject to many uncertainties regarding the possibility of a loss to the Company. These uncertainties will ultimately be resolved when one or more future events occur or fail to occur confirming the incurrence of a liability or the reduction of a liability. In accordance with the Contingencies Topic of the ASC, the Company accrues for these contingencies by a charge to income when it is both probable that one or more future events will occur confirming the fact of a loss and the amount of the loss can be reasonably estimated. In the event that the Company’s loss contingency is ultimately determined to be significantly higher than currently accrued, the recording of the additional liability may result in a material impact on the Company’s results of operations, liquidity or financial condition for the annual or interim period during which such additional liability is accrued. In those cases where no accrual is recorded because it is not probable that a liability has been incurred and cannot be reasonably estimated, any potential liability ultimately determined to be attributable to the Company may result in a material impact on the Company’s results of operations, liquidity or financial condition for the annual or interim period during which such liability is accrued. In those cases where no accrual is recorded or exposure to loss exists in excess of the amount accrued, the Contingencies Topic of the ASC requires disclosure of the contingency when there is a reasonable possibility that a loss or additional loss may have been incurred.

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

Due to the uncertainties involved, management is unable to predict the outcome of the lead pigment and lead-based paint litigation, the number or nature of possible future claims and proceedings, or the effect that any legislation and/or administrative regulations may have on the litigation or against the Company. In addition, management cannot reasonably determine the scope or amount of the potential costs and liabilities related to such litigation, or resulting from any such legislation and regulations. The Company has not accrued any amounts for such litigation. With respect to such litigation, including the public nuisance litigation, the Company does not believe that it is probable that a loss has occurred, and it is not possible to estimate the range of potential losses as there is no prior history of a loss of this nature and there is no substantive information upon which an estimate could be based. In addition, any potential liability that may result from any changes to legislation and regulations cannot reasonably be estimated. In the event any significant liability is determined to be attributable to the Company relating to such litigation, the recording of the liability may result in a material impact on net income for

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

the annual or interim period during which such liability is accrued. Additionally, due to the uncertainties associated with the amount of any such liability and/or the nature of any other remedy which may be imposed in such litigation, any potential liability determined to be attributable to the Company arising out of such litigation may have a material adverse effect on the Company’s results of operations, liquidity or financial condition. An estimate of the potential impact on the Company’s results of operations, liquidity or financial condition cannot be made due to the aforementioned uncertainties.

Public nuisance claim litigation. The Company and other companies are or were defendants in legal proceedings seeking recovery based on public nuisance liability theories, among other theories, brought by the State of Rhode Island, the City of St. Louis, Missouri, various cities and counties in the State of New Jersey, various cities in the State of Ohio and the State of Ohio, the City of Chicago, Illinois, the City of Milwaukee, Wisconsin and the County of Santa Clara, California and other public entities in the State of California. Except for the Santa Clara County, California proceeding, all of these legal proceedings have been concluded in favor of the Company and other defendants at various stages in the proceedings.

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

The Santa Clara County, California proceeding was initiated in March 2000 in the Superior Court of the State of California, County of Santa Clara. In the original complaint, the plaintiffs’ asserted various claims including fraud and concealment, strict product liability/failure to warn, strict product liability/design defect, negligence, negligent breach of a special duty, public nuisance, private nuisance, and violations of California’s Business and Professions Code. A number of the asserted claims were resolved in favor of the defendants through pretrial proceedings. The named plaintiffs in the Fourth Amended Complaint, filed on March 16, 2011, are the Counties of Santa Clara, Alameda, Los Angeles, Monterey, San Mateo, Solano and Ventura, and the Cities of Oakland, San Diego and San Francisco. The Fourth Amended Complaint asserts a sole claim for public nuisance, alleging that the presence of lead products for use in paint and coatings in, on and around buildings in the plaintiffs’ jurisdictions constitutes a public nuisance. The plaintiffs seek the abatement of the alleged public nuisance that exists within the plaintiffs’ jurisdictions.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

States District Court for the Eastern District of Wisconsin, Gibson v. American Cyanamid, et al., on November 15, 2010, the District Court held that Wisconsin’s risk contribution theory as applied in that case violated the defendants’ right to substantive due process and is unconstitutionally retroactive.

Insurance coverage litigation. The Company and its liability insurers, including certain Underwriters at Lloyd’s of London, initiated legal proceedings against each other to primarily determine, among other things, whether the costs and liabilities associated with the abatement of lead pigment are covered under certain insurance policies issued to the Company. The Company’s action, filed on March 3, 2006 in the Common Pleas Court, Cuyahoga County, Ohio, is currently stayed. The liability insurers’ action, which was filed on February 23, 2006 in the Supreme Court of the State of New York, County of New York, has been dismissed. An ultimate loss in the insurance coverage litigation would mean that insurance proceeds could be unavailable under the policies at issue to mitigate any ultimate abatement related costs and liabilities. The Company has not recorded any assets related to these insurance policies or otherwise assumed that proceeds from these insurance policies would be received in estimating any contingent liability accrual. Therefore, an ultimate loss in the insurance coverage litigation without a determination of liability against the Company in the lead pigment or lead-based paint litigation will have no impact on the Company’s results of operation, liquidity or financial condition. As previously stated, however, the Company has not accrued any amounts for the lead pigment or lead-based paint litigation and any significant liability ultimately determined to be attributable to the Company relating to such litigation may result in a material impact on the Company’s results of operations, liquidity or financial condition for the annual or interim period during which such liability is accrued.

NOTE 11 – CAPITAL STOCK

At December 31, 2011, there were 300,000,000 shares of common stock and 30,000,000 shares of serial preferred stock authorized for issuance. Of the authorized serial preferred stock, 3,000,000 shares are designated as cumulative redeemable serial preferred and 1,000,000 shares are designated as convertible serial preferred stock. See Note 12. Effective April 21, 2010, the 2006 Equity and Performance Incentive Plan (2006 Employee Plan) was amended and restated to increase the number of common shares that may be issued or transferred by 9,200,000 shares to 19,200,000 shares. See Note 13. An aggregate of 18,013,429, 19,835,391 and 13,381,449 shares of common stock at December 31, 2011, 2010 and 2009, respectively, were reserved for future grants of restricted stock and the exercise and future grants of option rights. See Note 13. Common shares outstanding shown in the following table included 475,628 shares of common stock held in a revocable trust at December 31, 2011, 2010 and 2009, respectively. The revocable trust is used to accumulate assets for the purpose of funding the ultimate obligation of certain non-qualified benefit plans. Transactions between the Company and the trust are accounted for in accordance with the Deferred Compensation – Rabbi Trusts Subtopic of the Compensation Topic of the ASC, which requires the assets held by the trust be consolidated with the Company’s accounts. Effective March 31, 2011 the company retired 125,425,977 common shares held in treasury, which resulted in decreases in Treasury stock, common stock and retained earnings.

	Common Shares in Treasury	Common Shares Outstanding
Balance at January 1, 2009	110,111,465	117,035,117
Shares tendered as payment for option rights exercised	9,743	(9,743)
Shares issued for exercise of option rights		1,075,395
Shares tendered in connection with grants of restricted stock	88,461	(88,461)
Net shares issued for grants of restricted stock		424,561
Treasury stock purchased	9,000,000	(9,000,000)

Balance at December 31, 2009	119,209,669	109,436,869
Shares tendered as payment for option rights exercised	15,752	(15,752)
Shares issued for exercise of option rights		2,436,639
Shares tendered in connection with grants of restricted stock	99,441	(99,441)
Net shares issued for grants of restricted stock		262,413
Treasury stock purchased	5,000,000	(5,000,000)

Balance at December 31, 2010	124,324,862	107,020,728
Shares tendered as payment for option rights exercised	2,274	(2,274)
Shares issued for exercise of option rights		1,480,058
Net shares issued for grants of restricted stock		55,722
Treasury stock purchased	4,700,000	(4,700,000)
Treasury stock retired	(125,425,977)

Balance at December 31, 2011	3,601,159	103,854,234

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

NOTE 12 – STOCK PURCHASE PLAN AND PREFERRED STOCK

As of December 31, 2011, 26,694 employees contributed to the Company’s ESOP, a voluntary defined contribution plan available to all eligible salaried employees. Participants are allowed to contribute, on a pretax or after-tax basis, up to the lesser of twenty percent of their annual compensation or the maximum dollar amount allowed under the Internal Revenue Code. Prior to July 1, 2009, the Company matched one hundred percent of all contributions up to six percent of eligible employee contributions. Effective July 1, 2009, the ESOP was amended to change the Company match to one-hundred percent on the first three percent of eligible employee contributions and fifty percent on the next two percent of eligible contributions. Effective July 1, 2011, the ESOP was amended to reinstate the Company match up to six percent of eligible employee contributions. Such participant contributions may be invested in a variety of mutual funds or a Company common stock fund and may be exchanged between investments as directed by the participant. Participants are permitted to diversify both future and prior Company matching contributions previously allocated to the Company common stock fund into a variety of mutual funds.

The Company made contributions to the ESOP on behalf of participating employees, representing amounts authorized by employees to be withheld from their earnings, of $79,266, $70,601 and $70,025 in 2011, 2010 and 2009, respectively. The Company’s matching contributions to the ESOP charged to operations were $48,816, $37,894 and $44,587 for 2011, 2010 and 2009, respectively.

At December 31, 2011, there were 16,508,933 shares of the Company’s common stock being held by the ESOP, representing 15.9 percent of the total number of voting shares outstanding. Shares of Company common stock credited to each member’s account under the ESOP are voted by the trustee under instructions from each individual plan member. Shares for which no instructions are received are voted by the trustee in the same proportion as those for which instructions are received.

On August 1, 2006, the Company issued 500,000 shares of convertible serial preferred stock, no par value (Series 2 Preferred stock) with cumulative quarterly dividends of $11.25 per share, for $500,000 to the ESOP. The ESOP financed the acquisition of the Series 2 Preferred stock by borrowing $500,000 from the Company at the rate of 5.5 percent per annum. This borrowing is payable over ten years in equal quarterly installments. Each share of Series 2 Preferred stock is entitled to one vote upon all matters presented to the Company’s shareholders and generally votes with the common stock together as one class. The Series 2 Preferred stock is held by the ESOP in an unallocated account. As the value of compensation expense related to contributions to the ESOP is earned, the Company has the option of funding the ESOP by redeeming a portion of the preferred stock or with cash. Contributions are credited to the members’ accounts at the time of funding. The Series 2 Preferred stock is redeemable for cash or convertible into common stock or any combination thereof at the option of the ESOP based on the relative fair value of the Series 2 Preferred and common stock at the time of conversion. At December 31, 2011, 2010 and 2009, there were no allocated or committed-to-be released shares of Series 2 Preferred stock outstanding. In 2011, the Company redeemed 56,480 shares of the Series 2 Preferred stock for cash. In 2010 and 2009, the Company elected to fund the ESOP with cash. The fair value of the Series 2 Preferred stock is based on a conversion/redemption formula outlined in the preferred stock terms and was $328,495, $411,655, and $315,659 at December 31, 2011, 2010, and 2009 respectively.

NOTE 13 – STOCK-BASED COMPENSATION

Effective April 19, 2006, the shareholders approved the 2006 Employee Plan, replacing the 2003 Stock Plan and authorizing the Board of Directors, or a committee of the Board of Directors, to issue or transfer up to an aggregate of 10,000,000 shares of common stock, plus any shares relating to awards that expire, are forfeited or cancelled. Effective April 21, 2010, the 2006 Employee Plan was amended and restated to increase the number of shares that may be issued or transferred by 9,200,000 shares to 19,200,000 shares. The 2006 Employee Plan permits the granting of option rights, appreciation rights, restricted stock, restricted stock units, performance shares and performance units to eligible employees. At December 31, 2011, no appreciation rights, restricted stock units, performance shares or performance units had been granted under the 2006 Employee Plan. No further grants may be made under the 2003 Stock Plan, all rights granted under that plan remain.

Effective April 19, 2006, the shareholders also approved the 2006 Stock Plan for Nonemployee Directors (Nonemployee Plan), replacing the 1997 Stock Plan and authorizing the Board of Directors, or a committee of the Board of Directors, to issue or transfer up to an aggregate of 200,000 shares of common stock, plus any shares relating to awards that expire, are forfeited or are cancelled. The Nonemployee Plan permits the granting of option rights, appreciation rights, restricted stock and restricted stock units to members of the Board of Directors who are not employees of the Company. At December 31, 2011, no option rights, appreciation rights or restricted stock units had been granted under the Nonemployee Plan. No further grants may be made under the 1997 Stock Plan, all rights granted under that plan remain.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

The cost of the Company’s stock-based compensation is recorded in accordance with the Stock Compensation Topic of the ASC. The tax benefits associated with these share-based payments are classified as financing activities in the Statements of Consolidated Cash Flows.

At December 31, 2011, the Company had total unrecognized stock-based compensation expense of $59,837 that is expected to be recognized over a weighted-average period of 1.26 years. Stock-based compensation expense during 2011, 2010 and 2009 was $48,176, $42,276 and $23,271, respectively. Stock-based compensation expense was reduced by $21,958 in 2009 related to certain restricted stock awards granted under the 2006 Employee Plan where the performance conditions were not expected to be fully attained. This change increased 2009 net income by $13,501 and increased basic and diluted earnings per share by $.12. The Company recognized a total income tax benefit related to stock-based compensation expense of $18,570, $16,290 and $8,963 during 2011, 2010 and 2009, respectively. The impact of total stock-based compensation expense, net of taxes, on net income reduced both Basic and Diluted net income per common share by $.28 during 2011.

Option rights. The fair value of the Company’s option rights was estimated at the date of grant using a Black-Scholes-Merton option-pricing model with the following weighted-average assumptions for all options granted:

	2011	2010	2009
Risk-free interest rate	1.13%	1.16%	2.39%
Expected life of option rights	5.27 years	5.27 years	5.27 years
Expected dividend yield of stock	1.77%	1.84%	2.69%
Expected volatility of stock	.303	.304	.319

The risk-free interest rate is based upon the U.S. Treasury yield curve at the time of grant. The expected life of option rights was calculated using a scenario analysis model. Historical data was used to aggregate the holding period from actual exercises, post-vesting cancellations and hypothetical assumed exercises on all outstanding option rights. The expected dividend yield of stock is the Company’s best estimate of the expected future dividend yield. Expected volatility of stock was calculated using historical and implied volatilities. The Company applied an estimated forfeiture rate of 3.16 percent to the 2011 grants. This rate was calculated based upon historical activity and is an estimate of granted shares not expected to vest. If actual forfeitures differ from the expected rate, the Company may be required to make additional adjustments to compensation expense in future periods.

Grants of option rights for non-qualified and incentive stock options have been awarded to certain officers, key employees and nonemployee directors under the 2006 Employee Plan, the 2003 Stock Plan, and the 1997 Plan. The option rights generally become exercisable to the extent of one-third of the optioned shares for each full year following the date of grant and generally expire ten years after the date of grant. Unrecognized compensation expense with respect to option rights granted to eligible employees amounted to $33,700 at December 31, 2011. The unrecognized compensation expense is being amortized on a straight-line basis over the three-year vesting period and is expected to be recognized over a weighted average period of 1.44 years.

The weighted-average per share grant date fair value of options granted during 2011, 2010 and 2009, respectively, was $18.47, $16.83 and $15.20. The total intrinsic value of exercised option rights for employees was $53,100, $74,440 and $26,684, and for nonemployee directors was $1,129, $626 and $497 during 2011, 2010 and 2009, respectively. The total fair value of options vested during the year was $25,868, $25,073 and $24,867 during 2011, 2010 and 2009, respectively. The outstanding option rights for nonemployee directors were 17,500, 37,500 and 51,667 for 2011, 2010 and 2009, respectively. The Company issues new shares upon exercise of option rights or granting of restricted stock.

A summary of the Company’s non-qualified and incentive stock option right activity for employees and nonemployee directors, and related information for the years ended December 31 is shown in the following table:

	2011			2010			2009
	Optioned Shares	Weighted- Average Exercise Price Per Share	Aggregate Intrinsic Value	Optioned Shares	Weighted- Average Exercise Price Per Share	Aggregate Intrinsic Value	Optioned Shares	Weighted- Average Exercise Price Per Share	Aggregate Intrinsic Value
Outstanding beginning of year	10,009,385	$55.82		10,897,652	$50.30		10,270,899	$46.48
Granted	1,407,259	78.72		1,586,984	72.48		1,802,432	62.73
Exercised	(1,480,058)	47.15		(2,436,639)	41.95		(1,075,395)	33.73
Forfeited	(76,354)	67.02		(34,999)	58.90		(70,428)	60.14
Expired	(2,537)	53.65		(3,613)	54.71		(29,856)	60.45

Outstanding end of year	9,857,695	$60.31	$287,526	10,009,385	$55.82	$281,349	10,897,652	$50.30	$132,139

Exercisable at end of year	6,908,116	$54.24	$243,440	6,655,569	$50.78	$220,647	7,434,125	$45.83	$121,874

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

The weighted average remaining term for options outstanding at the end of 2011, 2010 and 2009, respectively, was 6.54, 6.76 and 6.73 years. The weighted average remaining term for options exercisable at the end of 2011, 2010 and 2009, respectively, was 5.39, 5.58 and 5.60 years. Shares reserved for future grants of option rights and restricted stock were 8,155,734, 9,826,006 and 2,483,797 at December 31, 2011, 2010 and 2009, respectively.

Restricted stock. Grants of restricted stock, which generally require three or four years of continuous employment from the date of grant before vesting and receiving the stock without restriction, have been awarded to certain officers and key employees under the 2006 Employee Plan. Prior to 2010, all awards were performance-based, and the shares of stock to be received without restriction under these plans were based on the Company’s achievement of specified financial goals relating to average return on average equity and earnings before interest, taxes, depreciation and amortization. The February 2011 and 2010 grants consisted of approximately two-thirds performance-based awards that vest at the end of a three year period based on the Company’s achievement of specified financial goals relating to average return on average equity and earnings per share (for the February 2010 grant) and earnings per share (for the February 2011 grant) and one-third time-based awards that vest at the end of a three year period based on continuous employment. Unrecognized compensation expense with respect to grants of restricted stock to eligible employees amounted to $24,929 at December 31, 2011 and is being amortized on a straight-line basis over the vesting period and is expected to be recognized over a weighted average period of 0.83 years.

Grants of restricted stock have been awarded to nonemployee directors under the Nonemployee Plan and the 1997 Plan. These grants generally vest and stock is received without restriction to the extent of one-third of the granted stock for each year following the date of grant. Unrecognized compensation expense with respect to grants of restricted stock to nonemployee directors amounted to $1,208 at December 31, 2011 and is being amortized on a straight-line basis over the three-year vesting period and is expected to be recognized over a weighted average period of 1.44 years.

A summary of grants of restricted stock to certain officers, key employees and nonemployee directors during each year is as follows:

	2011	2010	2009
Restricted stock granted	300,677	348,460	429,221
Weighted-average per share fair value of restricted stock granted during the year	$84.86	$64.49	$45.85

A summary of the Company’s restricted stock activity for the years ended December 31 is shown in the following table:

	2011	2010	2009
Outstanding at beginning of year	1,266,201	1,304,386	1,166,900
Granted	300,677	348,460	429,221
Vested	(16,072)	(300,598)	(287,075)
Forfeited	(245,915)	(86,047)	(4,660)

Outstanding at end of year	1,304,891	1,266,201	1,304,386

NOTE 14 – OTHER

Other general expense - net. Included in Other general expense - net were the following:

	2011	2010	2009
Provisions for environmental matters - net	$9,100	$7,089	$24,705
(Gain) loss on disposition of assets	(5,469)	2,720	972
Net (income) expense of exit or disposal activities	(900)	(6,006)	7,943

Total	$2,731	$3,803	$33,620

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

The (gain) loss on disposition of assets represents net realized gains and losses associated with the disposal of property, plant and equipment and intangible assets previously used in the conduct of the primary business of the Company.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Other income - net. Included in Other income - net were the following:

	2011	2010	2009
Dividend and royalty income	$(4,963)	$(3,857)	$(3,240)
Net expense from financing activities	8,023	9,256	5,302
Foreign currency related transaction losses	4,748	22	4,926
Other income	(22,167)	(14,059)	(16,225)
Other expense	9,550	7,857	7,494

Total	$(4,809)	$(781)	$(1,743)

The Net expense from financing activities includes the net expense relating to changes in the Company’s financing fees.

Foreign currency transaction related losses represent net realized losses on U.S. dollar-denominated liabilities of foreign subsidiaries and net realized and unrealized losses from foreign currency option and forward contracts. There were no foreign currency option and forward contracts outstanding at December 31, 2011, 2010 and 2009.

Other income and Other expense included items of revenue, gains, expenses and losses that were unrelated to the primary business purpose of the Company. There were no items within Other income or Other expense that were individually significant.

NOTE 15 – INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using the enacted tax rates and laws that are currently in effect. Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2011, 2010 and 2009 were as follows:

	2011	2010	2009
Deferred tax assets:
Exit costs, environmental and other similar items	$53,928	$64,773	$82,378
Deferred employee benefit items	74,577	57,810	65,550
Other items (each less than 5 percent of total assets)	83,192	79,014	111,094

Total deferred tax assets	$211,697	$201,597	$259,022

Deferred tax liabilities:
Depreciation and amortization	$192,035	$165,917	$161,916

Netted against the Company’s other deferred tax assets were valuation reserves of $8,017, $17,756 and $15,735 at December 31, 2011, 2010 and 2009, respectively, resulting from the uncertainty as to the realization of the tax benefits from certain foreign net operating losses and certain other foreign assets. The Company has $9,510 of domestic net operating loss carryforwards acquired through acquisitions that have expiration dates through the tax year 2030 and foreign net operating losses of $45,854. The foreign net operating losses are related to various jurisdictions that provide for either indefinite carryforward periods or carryforward periods with various expiration periods.

Significant components of the provisions for income taxes were as follows:

	2011	2010	2009
Current:
Federal	$204,284	$127,498	$151,492
Foreign	50,272	50,765	25,964
State and local	28,219	16,966	18,118

Total current	282,775	195,229	195,574
Deferred:
Federal	20,713	27,903	(4,887)
Foreign	(3,922)	(7,145)	(1,592)
State and local	122	(688)	(2,126)

Total deferred	16,913	20,070	(8,605)

Total provisions for income taxes	$299,688	$215,299	$186,969

The provisions for income taxes included estimated taxes payable on that portion of retained earnings of foreign subsidiaries expected to be received by the Company. The effect of the repatriation provisions of the American Jobs Creation Act of 2004 and the provisions of the Income Taxes Topic of the ASC, was $(491) in 2011, $1,885 in 2010 and $1,899 in 2009. A provision was not made with respect to $17,964 of retained earnings at December 31, 2011 that have been invested by foreign subsidiaries. It was not practicable to estimate the amount of unrecognized deferred tax liability for undistributed foreign earnings.

Significant components of income before income taxes as used for income tax purposes, were as follows:

	2011	2010	2009
Domestic	$560,395	$539,120	$591,558
Foreign	181,153	138,664	31,259

	$741,548	$677,784	$622,817

A reconciliation of the statutory federal income tax rate to the effective tax rate follows:

	2011	2010	2009
Statutory federal income tax rate	35.0%	35.0%	35.0%
Effect of:
State and local income taxes	2.1	1.6	1.7
Investment vehicles	(1.9)	(1.6)	(3.6)
ESOP IRS audit settlement	10.1
Domestic production activities	(2.4)	(2.5)	(1.7)
Other - net	(2.5)	(0.7)	(1.4)

Effective tax rate	40.4%	31.8%	30.0%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

The 2011 state and local income tax component of the effective tax rate increased compared to 2010 primarily due to the favorable impact that audit settlements had on the 2010 tax year. The 2011 investment vehicles and domestic production activities components of the effective tax rate were consistent with the 2010 tax year. During the fourth quarter of 2011, the Company reached a settlement with the Internal Revenue Service (IRS) that resolved all ESOP related tax issues for the 2003 through 2009 tax years. The settlement negatively impacted the effective tax rate for 2011.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. The IRS completed the audit of the 2003, 2004, 2005, 2006 and 2007 tax years during 2011. The IRS audited the Company’s federal tax returns for the 2004 through 2007 years for income taxes and the 2003 through 2009 years for excise taxes. The IRS was auditing transactions related to the Company’s Leveraged ESOP transactions that were implemented on August 1, 2006 and August 27, 2003. See Note 12. At various times, principal and interest on the debt related to the transactions was forgiven as a mechanism for funding Company contributions of elective deferrals and matching contributions to the ESOP. The Company claimed income tax deductions for the forgiven principal on the debt along with interest and dividends. The benefit related to tax deductions for forgiven principal and interest was reflected in equity and did not flow through the provision for income taxes.

In October 2011, the Company reached a settlement of the IRS’ audit of the Company’s ESOP. The Company has fully resolved all IRS issues for the 2003 through 2009 tax years relating to the matters challenging the ESOP related federal income tax deductions claimed by the Company and proposing substantial excise taxes and penalties. The settlement (including interest), which resolved all ESOP related tax issues, resulted in an after-tax charge related to federal and state income taxes totaling approximately $74,982, or $.70 per diluted common share, and an additional reduction in Shareholders’ equity of approximately $51,209 in the Company’s fourth quarter. The Department of Labor’s investigation of the Leveraged ESOP Transactions remains open. The Company paid $60,000 of the settlement to the IRS during 2011 and expects to make a final payment of approximately $73,105 during 2012. The Company is due a refund of $8,879 for other issues related to the 2006 and 2007 audit period. The IRS commenced an examination of the Company’s U.S. income tax returns for the 2008 and 2009 tax years in the third quarter of 2011. Fieldwork is expected to be completed during 2012. At this time, the Company has determined that an insignificant refund is due for issues under review during this audit period.

As of December 31, 2011, the Company is subject to non-U.S. income tax examinations for the tax years of 2004 through 2011. In addition, the Company is subject to state and local income tax examinations for the tax years 2002 through 2011.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2011	2010	2009
Balance at beginning of year	$31,268	$36,963	$38,051
Additions based on tax positions related to the current year	2,807	3,109	3,357
Additions for tax positions of prior years	1,354	1,841	9,170
Reductions for tax positions of prior years	(3,339)	(9,123)	(4,111)
Settlements	(1,089)	(55)	(7,937)
Lapses of Statutes of Limitations	(1,335)	(1,467)	(1,567)

Balance at end of year	$29,666	$31,268	$36,963

Included in the balance of unrecognized tax benefits at December 31, 2011, 2010 and 2009 is $25,569, $27,428 and $32,543 in unrecognized tax benefits, the recognition of which would have an effect on the effective tax rate.

Included in the balance of unrecognized tax benefits at December 31, 2011 is $7,837 related to tax positions for which it is reasonably possible that the total amounts could significantly change during the next twelve months. This amount represents a decrease in unrecognized tax benefits comprised primarily of items related to a payment related to a federal audit of partnership investments, assessed state income tax audits, state settlement negotiations currently in progress and expiring statutes in federal and foreign jurisdictions.

The Company classifies all income tax related interest and penalties as income tax expense. During the years ended December 31, 2011, 2010 and 2009 the Company recognized a release of $1,163, $1,544 and $3,157, respectively, in income tax interest and penalties. As of December 31, 2011, 2010 and 2009, the Company has accrued $8,095, $10,197 and $11,783, respectively, for the potential payment of interest and penalties.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

NOTE 16 – NET INCOME PER COMMON SHARE

	2011	2010	2009
Basic
Average common shares outstanding	103,471,323	107,021,624	113,514,399

Net income	$441,860	$462,485	$435,848
Less net income allocated to unvested restricted shares	(4,825)	(4,817)	(4,504)

Net income allocated to common shares	$437,035	$457,668	$431,344

Net income per common share	$4.22	$4.28	$3.80

Diluted
Average common shares outstanding	103,471,323	107,021,624	113,514,399
Stock options and other contingently issuable shares (a)	2,200,650	1,763,893	943,089

Average common shares outstanding assuming dilution	105,671,973	108,785,517	114,457,488

Net income	$441,860	$462,485	$435,848
Less net income allocated to unvested restricted shares assuming dilution	(4,756)	(4,749)	(3,679)

Net income allocated to common shares assuming dilution	$437,104	$457,736	$432,169

Net income per common share	$4.14	$4.21	$3.78

(a)	Stock options and other contingently issuable shares excludes 101,260, 1,544,620 and 4,759,922 shares at December 31, 2011, 2010 and 2009, respectively, due to their anti-dilutive effect.

The Company has two classes of participating securities: common shares and restricted shares, representing 99% and 1% of outstanding shares, respectively. The restricted shares are shares of unvested restricted stock granted under the Company’s restricted stock award program. Unvested restricted shares granted prior to April 21, 2010 received non-forfeitable dividends. Accordingly, the shares are considered a participating security and the two-class method of calculating basic and diluted earnings per share is required. Effective April 21, 2010, the restricted stock award program was revised and dividends on performance-based restricted shares granted after this date are deferred and payment is contingent upon the awards vesting. Only the time-based restricted shares, which continue to receive non-forfeitable dividends, are considered a participating security. Basic and diluted earnings per share are calculated using the two-class method in accordance with the Earnings Per Share Topic of the ASC.

NOTE 17 – SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

	2011
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$1,855,586	$2,354,751	$2,484,920	$2,070,442	$8,765,699
Gross profit	797,408	1,022,755	1,038,299	886,100	3,744,562
Net income	68,316	179,115	179,877	14,552	441,860
Net income per common share - basic	0.64	1.69	1.74	0.14	4.22
Net income per common share - diluted	0.63	1.66	1.71	0.14	4.14

Net income in the fourth quarter was decreased by $74,982 ($.71 per share) due to the settlement of the IRS’ audit of the Company’s ESOP. Net income in the fourth quarter was increased by physical inventory adjustments and adjustments to compensation and benefit expenses. Gross profit increased by $25,123 ($.15 per share), primarily as a result of physical inventory adjustments of $23,394 based on an annual physical inventory count performed during the fourth quarter, year-end inventory levels and related costs. Selling, general and administrative expenses decreased $1,386 ($.01 per share) related to compensation and benefit expense adjustments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

	2010
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$1,565,482	$2,143,064	$2,172,259	$1,895,619	$7,776,424
Gross profit	691,968	971,893	971,585	845,632	3,481,078
Net income	32,603	181,706	175,258	72,918	462,485
Net income per common share - basic	0.30	1.67	1.63	0.68	4.28
Net income per common share - diluted	0.30	1.64	1.60	0.67	4.21

Net income in the fourth quarter was increased by $9,468 ($.09 per share) due primarily to inventory adjustments and adjustments to compensation and benefit expenses. Gross profit was increased by $12,622 primarily as a result of physical inventory adjustments of $9,146. Selling, general and administrative expenses decreased $2,798 related to compensation and benefit expense adjustments.

NOTE 18 – OPERATING LEASES

The Company leases certain stores, warehouses, manufacturing facilities, office space and equipment. Renewal options are available on the majority of leases and, under certain conditions, options exist to purchase certain properties. Rental expense for operating leases, recognized on a straight-line basis over the lease term in accordance with the Leases Topic of the ASC was $292,516, $282,309 and $284,078 for 2011, 2010 and 2009, respectively. Certain store leases require the payment of contingent rentals based on sales in excess of specified minimums. Contingent rentals included in rent expense were $36,917, $37,602 and $36,228 in 2011, 2010 and 2009, respectively. Rental income, as lessor, from real estate leasing activities and sublease rental income for all years presented was not significant. The following schedule summarizes the future minimum lease payments under noncancellable operating leases having initial or remaining terms in excess of one year at December 31, 2011:

2012	$246,610
2013	216,972
2014	184,027
2015	150,861
2016	114,627
Later years	177,821

Total minimum lease payments	$1,090,918

NOTE 19 – REPORTABLE SEGMENT INFORMATION

The Company reports its segment information in the same way that management internally organizes its business for assessing performance and making decisions regarding allocation of resources in accordance with the Segment Reporting Topic of the ASC. The Company has determined that it has four reportable segments: Paint Stores Group, Consumer Group, Global Finishes Group and Latin America Coatings Group (collectively, the “Reportable Segments”). Factors considered in determining the four Reportable Segments of the Company include the nature of business activities, the management structure directly accountable to the Company’s chief operating decision maker (CODM) for operating and administrative activities, availability of discrete financial information and information presented to the Board of Directors. Prior to December 31, 2011, the Latin America Coatings Group had been aggregated with the Global Finishes Group in accordance with the quantitative thresholds in ASC 280-10-50-12. Based on the performance trends within the two operating segments, effective December 31, 2011, the Latin America Coatings Group is a separate reportable segment. In accordance with ASC 280-10-50-17, prior periods have been restated to reflect the Latin America Coatings Group as a reportable segment. The Company reports all other business activities and immaterial operating segments that are not reportable in the Administrative segment. See pages 6 through 13 of this report for more information about the Reportable Segments.

The Company’s CODM has been identified as the Chief Executive Officer because he has final authority over performance assessment and resource allocation decisions. Because of the diverse operations of the Company, the CODM regularly receives discrete financial information about each reportable segment as well as a significant amount of additional financial information about certain divisions, business units or subsidiaries of the Company. The CODM uses all such financial information for performance assessment and resource allocation decisions. The CODM evaluates the performance of and allocates resources to the Reportable Segments based on profit or loss before income taxes and cash generated from operations. The accounting policies of the Reportable Segments are the same as those described in Note 1 of this report.

The Paint Stores Group consisted of 3,450 company-operated specialty paint stores in the United States, Canada, Puerto Rico, Virgin Islands, Trinidad and Tobago, St. Maarten, Jamaica and Curacao at December 31, 2011. Each store in this segment is engaged in the related business activity of selling paint, coatings and related products to end-use customers. The Paint Stores Group markets and sells Sherwin-Williams® branded architectural paint and coatings, protective and marine products, OEM product finishes and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

related items. These products are produced by manufacturing facilities in the Consumer Group. In addition, each store sells selected purchased associated products. The loss of any single customer would not have a material adverse effect on the business of this segment. During 2011, this segment opened 60 net new stores, consisting of 66 new stores opened (53 in the United States, 12 in Canada, and 1 in Curacao) and 6 stores closed in the United States. In 2010 and 2009, this segment opened 36 and 8 net new stores, respectively. A map on pages 14 and 15 of this report shows the number of paint stores and their geographic location. The CODM uses discrete financial information about the Paint Stores Group, supplemented with information by geographic region, product type and customer type, to assess performance of and allocate resources to the Paint Stores Group as a whole. In accordance with ASC 280-10-50-9, the Paint Stores Group as a whole is considered the operating segment, and because it meets the criteria in ASC 280-10-50-10, it is also considered a reportable segment.

The Consumer Group develops, manufactures and distributes a variety of paint, coatings and related products to third-party customers primarily in the United States and Canada, and the Paint Stores Group. Approximately 62 percent of the total sales of the Consumer Group in 2011 were inter-segment transfers of products primarily sold through the Paint Stores Group. Sales and marketing of certain controlled brand and private labeled products is performed by a direct sales staff. The products distributed through third party customers are intended for resale to the ultimate end-user of the product. The Consumer Group had sales to certain customers that, individually, may be a significant portion of the sales of the segment. However, the loss of any single customer would not have a material adverse effect on the overall profitability of the segment. This segment incurred most of the Company’s capital expenditures related to ongoing environmental compliance measures. The CODM uses discrete financial information about the Consumer Group, supplemented with information by product types and customer, to assess performance of and allocate resources to the Consumer Group as a whole. In accordance with ASC 280-10-50-9, the Consumer Group as a whole is considered the operating segment, and because it meets the criteria in ASC 280-10-50-10, it is also considered a reportable segment.

The Global Finishes Group develops, licenses, manufactures, distributes and sells a variety of protective and marine products, automotive finishes and refinish products, OEM product finishes and related products in North and South America, Europe and Asia. This segment meets the demands of its customers for a consistent worldwide product development, manufacturing and distribution presence and approach to doing business. This segment licenses certain technology and trade names worldwide. Sherwin-Williams® and other controlled brand products are distributed through the Paint Stores Group and this segment’s 303 company-operated branches and by a direct sales staff and outside sales representatives to retailers, dealers, jobbers, licensees and other third party distributors. During 2011, this segment opened or acquired 1 new branch in the United States and closed 13 (6 in the United States, 5 in India, and 2 in Canada) for a net decrease of 12 branches. At December 31, 2011, the Global Finishes Group consisted of operations in the United States, subsidiaries in 36 foreign countries and income from licensing agreements in 15 foreign countries. The CODM uses discrete financial information about the Global Finishes Group reportable segment, supplemented with information about geographic divisions, business units, and subsidiaries, to assess performance of and allocate resources to the Global Finishes Group as a whole. In accordance with ASC 280-10-50-9, the Global Finishes Group as a whole is considered the operating segment, and because it meets the criteria in ASC 280-10-50-10, it is also considered a reportable segment. A map on pages 14 and 15 of this report shows the number of branches and their geographic locations.

The Latin America Coatings Group develops, licenses, manufactures, distributes and sells a variety of architectural paint and coatings, protective and marine products, OEM product finishes and related products in North and South America. This segment meets the demands of its customers for consistent regional product development, manufacturing and distribution presence and approach to doing business. Sherwin-Williams® and other controlled brand products are distributed through this segment’s 265 company-operated stores and by a direct sales staff and outside sales representatives to retailers, dealers, licensees and other third party distributors. During 2011, this segment opened or acquired 19 new stores (15 in South America and 4 in Mexico) and closed 3 in South America for a net increase of 16 stores. At December 31, 2011, the Latin America Coatings Group consisted of operations from subsidiaries in 9 foreign countries, 4 foreign joint ventures and income from licensing agreements in 10 foreign countries. The CODM uses discrete financial information about the Latin America Coatings Group reportable segment, supplemented with information about geographic divisions, business units, and subsidiaries, to assess performance of and allocate resources to the Latin America Coatings Group as a whole. In accordance with ASC 280-10-50-9, the Latin America Coatings Group as a whole is considered the operating segment, and because it meets the criteria in ASC 280-10-50-10, it is also considered a report-able segment. A map on pages 14 and 15 of this report shows the number of stores and their geographic locations.

The Administrative segment includes the administrative expenses of the Company’s corporate headquarters site. Also

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

included in the Administrative segment was interest expense, interest and investment income, certain expenses related to closed facilities and environmental-related matters, and other expenses which were not directly associated with the Reportable Segments. The Administrative segment did not include any significant foreign operations. Also included in the Administrative segment was a real estate management unit that is responsible for the ownership, management and leasing of non-retail properties held primarily for use by the Company, including the Company’s headquarters site, and disposal of idle facilities. Sales of this segment represented external leasing revenue of excess headquarters space or leasing of facilities no longer used by the Company in its primary businesses. Gains and losses from the sale of property were not a significant operating factor in determining the performance of the Administrative segment.

Net external sales of all consolidated foreign subsidiaries were $1,982,859, $1,468,116 and $1,025,824 for 2011, 2010 and 2009, respectively. Segment profit of all consolidated foreign subsidiaries was $122,436, $86,951 and $27,028 for 2011, 2010 and 2009, respectively. Domestic operations accounted for the remaining net external sales and segment profits. Long-lived assets consisted of Property, plant and equipment, Goodwill, Intangible assets, Deferred pension assets and Other assets. The aggregate total of long-lived assets for the Company was $2,967,660, $2,955,513 and, $2,553,836

at December 31, 2011, 2010 and 2009, respectively. Long-lived assets of consolidated foreign subsidiaries totaled $650,681, $664,547 and $249,345 at December 31, 2011, 2010 and 2009, respectively. Total Assets of the Company were $5,229,252, $5,169,235 and $4,323,855 at December 31, 2011, 2010 and 2009, respectively. Total assets of consolidated foreign subsidiaries were $1,443,034, $1,467,969 and $753,915, which represented 27.6 percent, 28.4 percent and 17.4 percent of the Company’s total assets at December 31, 2011, 2010 and 2009, respectively. No single geographic area outside the United States was significant relative to consolidated net sales or operating profits. Export sales and sales to any individual customer were each less than 10 percent of consolidated sales to unaffiliated customers during all years presented.

In the reportable segment financial information that follows, Segment profit was total net sales and intersegment transfers less operating costs and expenses. Identifiable assets were those directly identified with each reportable segment. The Administrative segment assets consisted primarily of cash and cash equivalents, investments, deferred pension assets, and headquarters property, plant and equipment. The margin for each reportable segment was based upon total net sales and intersegment transfers. Domestic intersegment transfers were accounted for at the approximate fully absorbed manufactured cost, based on normal capacity volumes, plus customary distribution costs. International inter-segment transfers were accounted for at values comparable to normal unaffiliated customer sales.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(millions of dollars

	2011
	Paint Stores Group	Consumer Group		Global Finishes Group	Latin America Coatings Group	Administrative	Consolidated Totals
Net external sales	$4,780	$1,274		$1,878	$828	$6	$8,766
Intersegment transfers		2,091		9	39	(2,139)

Total net sales and intersegment transfers	$4,780	$3,365		$1,887	$867	$(2,133)	$8,766
Segment profit	$646	$174		$90	$75		$985
Interest expense						$(42)	(42)
Administrative expenses and other						(201)	(201)

Income before income taxes	$646	$174	*	$90	$75	$(243)	$742
Reportable segment margins	13.5%	5.2%		4.8%	8.7%
Identifiable assets	$1,309	$1,682		$939	$469	$830	$5,229
Capital expenditures	50	35		14	14	41	154
Depreciation	48	43		31	11	18	151

	2010
	Paint Stores Group	Consumer Group		Global Finishes Group	Latin America Coatings Group	Administrative	Consolidated Totals
Net external sales	$4,381	$1,298		$1,417	$675	$5	$7,776
Intersegment transfers		1,770		4	34	(1,808)

Total net sales and intersegment transfers	$4,381	$3,068		$1,421	$709	$(1,803)	$7,776
Segment profit	$620	$204		$65	$59		$948
Interest expense						$(71)	(71)
Administrative expenses and other						(199)	(199)

Income before income taxes	$620	$204	*	$65	$59	$(270)	$678
Reportable segment margins	14.2%	6.6%		4.6%	8.3%
Identifiable assets	$1,238	$1,603		$1,089	$437	$802	$5,169
Capital expenditures	51	25		26	12	11	125
Depreciation	47	39		28	10	16	140

	2009
	Paint Stores Group	Consumer Group		Global Finishes Group	Latin America Coatings Group	Administrative	Consolidated Totals
Net external sales	$4,209	$1,225		$1,117	$537	$6	$7,094
Intersegment transfers		1,715		2	28	(1,745)

Total net sales and intersegment transfers	$4,209	$2,940		$1,119	$565	$(1,739)	$7,094
Segment profit	$600	$157		$14	$51		$822
Interest expense						$(40)	(40)
Administrative expenses and other						(159)	(159)

Income before income taxes	$600	$157	*	$14	$51	$(199)	$623
Reportable segment margins	14.3%	5.3%		1.3%	9.0%
Identifiable assets	$1,187	$1,524		$603	$324	$686	$4,324
Capital expenditures	40	28		14	7	2	91
Depreciation	48	50		21	8	18	145

*	Segment profit included $24, $22 and $19 of mark-up on intersegment transfers realized as a result of external sales by the Paint Stores Group during 2011, 2010 and 2009, respectively.

CAUTIONARY STATEMENT REGARDING
(FORWARD-LOOKING INFORMATION)

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

Readers are cautioned not to place undue reliance on any forward-looking statements. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements and from the Company’s historical results and experience. These risks, uncertainties and other factors include such things as: (a) the duration and severity of the current negative global economic and financial conditions; (b) general business conditions, strengths of retail and manufacturing economies and the growth in the coatings industry; (c) competitive factors, including pricing pressures and product innovation and quality; (d) changes in raw material and energy supplies and pricing; (e) changes in the Company’s relationships with customers and suppliers; (f) the Company’s ability to attain cost savings from productivity initiatives; (g) the Company’s ability to successfully integrate past and future acquisitions into its existing operations, including the recent acquisitions of Becker Acroma Industrial Wood Coatings, Sayerlack Industrial Wood Coatings, Pinturas Condor and Leighs Paints, as well as the performance of the businesses acquired; (h) risks and uncertainties associated with the Company’s ownership of Life Shield Engineered Systems, LLC; (i) changes in general domestic economic conditions such as inflation rates, interest rates, tax rates, unemployment rates, higher labor and healthcare costs, recessions, and changing governmental policies, laws and regulations; (j) risks and uncertainties associated with the Company’s expansion into and its operations in Asia, Europe, Mexico, South America and other foreign markets, including general economic conditions, inflation rates, recessions, foreign currency exchange rates, foreign investment and repatriation restrictions, legal and regulatory constraints, civil unrest and other external economic and political factors; (k) the achievement of growth in foreign markets, such as Asia, Europe, Mexico and South America; (l) increasingly stringent domestic and foreign governmental regulations including those affecting health, safety and the environment; (m) inherent uncertainties involved in assessing the Company’s potential liability for environmental-related activities; (n) other changes in governmental policies, laws and regulations, including changes in accounting policies and standards and taxation requirements (such as new tax laws and new or revised tax law interpretations); (o) the nature, cost, quantity and outcome of pending and future litigation and other claims, including the lead pigment and lead-based paint litigation, and the effect of any legislation and administrative regulations relating thereto; and (p) unusual weather conditions.

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

SHAREHOLDER INFORMATION

Annual Meeting

The annual meeting of shareholders will be held in the Landmark Conference Center, 927 Midland Building, 101 W. Prospect Avenue, Cleveland, Ohio on Wednesday, April 18, 2012 at 9:00 A.M., local time.

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

Ernst & Young LLP

Cleveland, Ohio

Stock Trading

Sherwin-Williams Common Stock—Symbol, SHW—is traded on the New York Stock Exchange.

Dividend Reinvestment Program

A dividend reinvestment program is available to shareholders of common stock. For information, contact Wells Fargo Shareowner Services.

Form 10-K

The Company’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available without charge. To obtain a copy, contact Investor Relations.

Transfer Agent & Registrar

Our transfer agent, Wells Fargo Shareowner Services, maintains the records for our registered shareholders and can help with a wide variety of shareholder related services, including the direct deposit of dividends and online access to your account. Contact: Wells Fargo Shareowner Services

P.O. Box 64856

St. Paul, MN 55164-0856 www.shareowneronline.com

1-800-468-9716 Toll-free

651-450-4064 outside the United States

651-450-4144 TDD

COMMON STOCK TRADING STATISTICS

	2011	2010	2009	2008	2007
High	$90.42	$84.99	$64.13	$65.00	$73.96
Low	69.47	57.86	42.19	44.51	56.75
Close December 31	89.27	83.75	61.65	59.75	58.04
Shareholders of record	8,360	8,706	9,151	9,469	9,803
Shares traded (thousands)	286,276	316,582	430,216	519,438	299,141

QUARTERLY STOCK PRICES AND DIVIDENDS

2011
Quarter	High	Low	Dividend
1st	$86.77	$79.25	$.365
2nd	87.87	80.70	.365
3rd	86.50	69.47	.365
4th	90.42	73.06	.365

2010
Quarter	High	Low	Dividend
1st	$68.03	$57.86	$.36
2nd	80.53	67.81	.36
3rd	76.92	66.13	.36
4th	84.99	69.56	.36

CORPORATE OFFICERS AND
OPERATING MANAGEMENT

Corporate Officers

Christopher M. Connor, 55*

Chairman and

Chief Executive Officer

John G. Morikis, 48*

President and

Chief Operating Officer

Sean P. Hennessy, 54*

Senior Vice President - Finance and

Chief Financial Officer

Thomas E. Hopkins, 54*

Senior Vice President -

Human Resources

Steven J. Oberfeld, 59*

Senior Vice President - Corporate

Planning and Development

Louis E. Stellato, 61*

Senior Vice President,

General Counsel and Secretary

Robert J. Wells, 54*

Senior Vice President - Corporate

Communications and Public Affairs

Allen J. Mistysyn, 43*

Vice President - Corporate Controller

Cynthia D. Brogan, 60

Vice President and Treasurer

Michael T. Cummins, 53

Vice President - Taxes and

Assistant Secretary

Edward C. Thompson, 44

Vice President - Corporate Audit

and Loss Prevention

Richard M. Weaver, 57

Vice President - Administration

Operating Management

Joel Baxter, 51

President & General Manager

Paint & Coatings Division

Consumer Group

Robert J. Davisson, 51*

President

Paint Stores Group

Timothy J. Drouilhet, 50

President & General Manager

Eastern Division

Paint Stores Group

Monty J. Griffin, 51

President & General Manager

South Western Division

Paint Stores Group

Thomas C. Hablitzel, 49

President & General Manager

Automotive Division

Global Finishes Group

George E. Heath, 46*

President

Global Finishes Group

Peter J. Ippolito, 47

President & General Manager

Mid Western Division

Paint Stores Group

Timothy A. Knight, 47*

President

Latin America Coatings Group

Robert F. Lynch, 51

President

Paint Sundries Division

Consumer Group

Drew A. McCandless, 50

President & General Manager

Chemical Coatings Division

Global Finishes Group

Cheri M. Phyfer, 40

President & General Manager

Southeastern Division

Paint Stores Group

Ronald B. Rossetto, 45

President & General Manager

Protective & Marine Coatings Division

Global Finishes Group

Harvey P. Sass, 54

President & General Manager

Diversified Brands Division

Consumer Group

Thomas W. Seitz, 63*

Senior Vice President - Strategic Excellence Initiatives

*	Executive Officer as defined by the Securities Exchange Act of 1934

2011 DIRECTORS

1. JOHN M. STROPKI, JR., 61
Chairman, President and Chief Executive Officer
Lincoln Electric Holdings, Inc.

2. SUSAN J. KROPF, 63
Retired, former President and
Chief Operating Officer
Avon Products, Inc.

3. CURTIS E. MOLL, 72
Chairman and Chief Executive Officer
MTD Holdings Inc

4. THOMAS G. KADIEN, 55*
Senior Vice President
Consumer Packaging and IP Asia
International Paper Company

5. A. MALACHI MIXON, III, 71
Chairman
Invacare Corporation

6. RICHARD K. SMUCKER, 63
Chief Executive Officer
The J. M. Smucker Company

7. CHRISTOPHER M. CONNOR, 55
Chairman and Chief Executive Officer
The Sherwin-Williams Company

8. JAMES C. BOLAND, 72*
Former President, Chief Executive Officer
and Vice Chairman
Cavaliers Operating Company, LLC

9. DAVID F. HODNIK, 64*
Retired, former President and
Chief Executive Officer
Ace Hardware Corporation

10. ARTHUR F. ANTON, 54*
President and Chief Executive Officer
Swagelok Company

5
6
7
8
9
10
1
2
3
4

*Audit Committee Member