Form 10-K, Exhibit 13
period 2013-12-31
SHERWIN WILLIAMS CO
filed 2014-02-27
CIK 89800

Exhibit 13 2

ABOUT US

The Sherwin-Williams Company was founded by Henry Sherwin and Edward Williams in 1866. Today, we are a global leader in the manufacture, development, distribution and sale of coatings and related products to professional, industrial, commercial and retail customers.

The Company manufactures products under well-known brands such as Sherwin-Williams®, Dutch Boy®, Krylon®, Minwax®, Thompson's® Water Seal® and many more. With global headquarters in Cleveland, Ohio, Sherwin-Williams® branded products are sold exclusively through more than 4,000 company-operated stores and facilities, while the Company's other brands are sold through leading mass merchandisers, home centers, independent paint dealers, hardware stores, automotive retailers and industrial distributors. For more information, visit **www.sherwin-williams.com.**

The Company is comprised of four reportable segments, which together provide our customers innovative solutions to ensure their success, no matter where they work, or what surfaces they are coating.

Paint Stores Group operates the exclusive outlets for Sherwin-Williams® branded paints, stains, supplies, equipment and floorcovering in the U.S., Canada and the Caribbean.

Consumer Group sells one of the industry's strongest portfolios of branded and private-label products through retailers across North America and in parts of Europe, and also operates a highly efficient and productive global supply chain for paint, coatings and related products.

Global Finishes Group manufactures and sells a wide range of OEM product finishes, protective and marine coatings, and automotive finishes to a growing customer base in more than 100 countries.

Latin America Coatings Group manufactures and sells a wide range of architectural paints, industrial coatings and related products throughout Latin America.

CONTENTS

Our Global Footprint	▶
Financial Highlights	1
Letter to Shareholders	2
2013 At A Glance	6
Paint Stores Group	8
Consumer Group	10
Global Finishes Group	12
Latin America Coatings Group	14
Shareholder Returns	16
Financial Performance	17

The Sherwin-Williams Company is an equal opportunity employer that recruits, selects and hires on the basis of individual qualifications and prohibits unlawful discrimination based on race, color, religion, sex, national origin, protected veteran status, disability, age, sexual orientation or any other consideration made unlawful by federal, state or local laws.

OUR GLOBAL FOOTPRINT

CANADA
24 branches
1 facility
185 paint stores
8 facilities
49 facilities
UNITED STATES
3,654 paint stores
240 branches
1 branch
CARIBBEAN
69 paint stores
LATIN AMERICA / SOUTH AMERICA
18 branches
9 facilities
282 paint stores
23 facilities
EUROPE
6 facilities
16 branches
12 facilities
ASIA/PACIFIC
1 branch
7 facilities
Paint Stores Group stores
Consumer Group facilities
Global Finishes Group branches & facilities
Latin America Coatings Group stores & facilities
Corporate headquarters

The largest coatings manufacturer in the United States and third-largest worldwide

As a global leader in the development, manufacture and sale of paint, coatings and related products, Sherwin-Williams has an extensive retail presence throughout the Americas, and growing service capabilities in Europe and Asia/Pacific. The Paint Stores Group has 3,908 company-operated specialty paint stores in the United States, Canada and the Caribbean. More than 90 percent of the U.S. population lives within a 50-mile radius of a Sherwin-Williams store. The Consumer Group manages a highly efficient global supply chain consisting of 43 manufacturing plants and 20 distribution centers. The Global Finishes Group sells to a growing customer base in more than 100 countries around the world and has 300 company-operated automotive, protective, marine and product finishes branches. The Latin America Coatings Group operates 282 stores primarily located in Mexico, Brazil, Chile, Ecuador, Uruguay and Colombia.

DOMESTIC SUBSIDIARIES

Comex North America, Inc.
Contract Transportation Systems Co.
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
Sherwin-Williams (Australia) Pty. Ltd.
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
Sherwin-Williams VI, LLC
Sherwin-Williams (West Indies) Limited
SWIPCO – Sherwin-Williams do Brasil Propriedade Intelectual Ltda.
The Sherwin-Williams Company Resources Limited
TOB Becker Acroma Ukraine
UAB Sherwin-Williams Lietuva
ZAO Sherwin-Williams
Zhao Qing Sherwin Williams Coatings Co., Ltd.

FINANCIAL HIGHLIGHTS

	2013[1]	2012[2]	2011[3]
Net sales (thousands)	$10,185,532	$ 9,534,462	$ 8,765,699
Net income (thousands)	$ 752,561	$ 631,034	$ 441,860
Per common share:			
Net income – diluted	$ 7.26	$ 6.02	$ 4.14
Net income – basic	$ 7.41	$ 6.15	$ 4.22
Cash dividends	$ 2.00	$ 1.56	$ 1.46
Book value	$ 17.72	$ 17.35	$ 14.61
Average common shares outstanding (thousands)	100,898	101,715	103,471
Return on sales	7.4 %	6.6 %	5.0 %
Return on assets	11.8 %	10.1 %	8.4 %
Return on beginning shareholders' equity	42.0 %	41.6 %	27.5 %
Total debt to capitalization	49.2 %	48.8 %	39.6 %
Interest coverage[4]	18.3 x	22.2 x	18.4 x

[1] 2013 Net income and per common share amounts include Brazil tax assessments totaling $21.9 million, net of tax, or $.21 per share.

[2] 2012 Net income and per common share amounts include DOL settlement of $49.2 million, net of tax, or $.47 per share.

[3] 2011 Net income and per common share amounts include IRS settlement of $75.0 million, or $.70 per share.

NET SALES
(millions of dollars)

8,766
9,534
10,186
11
12
13

NET INCOME
(millions of dollars)

442
631
753
11(3)
12(2)
13(1)

NET INCOME PER SHARE – DILUTED

4.14
6.02
7.26
11(3)
12(2)
13(1)

NET OPERATING CASH
(millions of dollars)

736
888
1,084
11
12
13

1

LETTER TO

Shareholders

We are pleased to report that 2013 was another record year for The Sherwin-Williams Company. We reported record consolidated sales, which surpassed $10 billion for the first time in our 147-year history. Our strong revenue performance was matched by record results for net income, earnings per share and net operating cash. Total return to shareholders in 2013 was 20.7 percent, and our average annual total return over the past five years was 27.3 percent.

Consolidated net sales finished the year at $10.19 billion, an increase of 6.8 percent over 2012. In addition to record total revenue, our Paint Stores Group and Global Finishes Group established new revenue milestones of $6 billion and $2 billion, respectively. Consolidated income before taxes grew 19.7 percent to $1.09 billion, net income increased 19.3 percent to $752.6 million, and diluted net income per common share increased 20.6 percent to $7.26 per share. Our results for net income and earnings per share include nonrecurring Brazil tax assessments in the second and third quarters totaling $31.6 million. These assessments resulted in after-tax charges to earnings of $21.9 million, or $.21 per diluted common share, in Sherwin-Williams' year ended December 31, 2013.

Consolidated net sales finished the year at $10.19 billion, an increase of 6.8 percent over 2012. In addition to record total revenue, our Paint Stores Group and Global Finishes Group established new revenue milestones of $6 billion and $2 billion, respectively.

For the first time in our history, net operating cash exceeded $1 billion, finishing the year at $1.1 billion, an increase of $196 million over 2012. Net operating cash as a percent of sales for the year was 10.6 percent, above the Company's long-term objective of generating net operating cash at a rate of 10 percent of net sales.

A portion of the increase in net operating cash resulted from continued progress in working capital management. Our working capital ratio – accounts receivable plus inventory minus accounts payable, divided by sales – declined to 10.5 percent of sales at year-end, compared with 10.8 percent of sales at the end of 2012. Excluding the effect of acquisitions, our year-end working capital ratio would have been 10 percent in 2013.

During the year, we returned $974 million to shareholders through treasury stock purchases and quarterly dividends. The Company acquired 4.3 million shares of its common stock on the open market at an average cost of $178.90 per share and a total investment of $769 million. At year-end, we had remaining authorization from our Board to purchase an additional 12.15 million shares. We also increased our annual dividend 28 percent to $2.00 per share, extending our string of dividend increases to 35 consecutive years.

Not all of the news we received in 2013 was good news. In our long-standing lead pigment lawsuit in Santa Clara County, California involving a claim for public nuisance, the trial court ordered three of the defendants — Sherwin-Williams, NL Industries, Inc. and ConAgra Grocery Products Company — to pay $1.15 billion into a lead paint abatement fund to be administered by the State. The trial court's final judgment was entered on January 27, 2014. We continue to believe these types of lawsuits are baseless and will file a notice of appeal at the appropriate time. While it is difficult to predict the length of time required for appeal, at a minimum we expect the process to take two to three years.

In September, we completed a portion of the Consorcio Comex transaction announced in 2012, acquiring 306 company-operated paint stores in the U.S. and Canada. This was a significant acquisition for our Company, increasing our store presence in many key markets and adding approximately $450 million in revenue in 2014.

Despite our best efforts to secure regulatory approval to complete the acquisition of Comex operations in Mexico,

◆ 2

From left to right: **Sean P. Hennessy,** Senior Vice President – Finance and Chief Financial Officer; **Christopher M. Connor,** Chairman and Chief Executive Officer; **John G. Morikis,** President and Chief Operating Officer

the deal was twice rejected during the year due to concerns that the transaction would reduce competition in the Mexican paint market. We will continue to work with the Federal Economic Competition Commission in Mexico to determine a path forward, as we believe the completion of this combination of these two outstanding companies would benefit both Sherwin-Williams shareholders and paint consumers throughout Mexico.

At year-end, our total debt was $1.72 billion and cash on hand was $745 million. We maintained an uncharacteristically high debt level and cash balance throughout the year in anticipation of closing the Mexico portion of the Comex acquisition.

PAINT STORES GROUP

Our Paint Stores Group is the largest operator of specialty paint stores in North America, servicing the needs of architectural and industrial painting contractors and do-it-yourself homeowners. Net sales for the Group finished the year at $6.0 billion, an increase of 10.9 percent over 2012. Comparable-store sales – sales by stores open more than 12 months – increased 7.8 percent during the year. The segment's profit increased 14.9 percent to $990.5 million. As a percentage of sales, Paint Stores Group profit increased to a record 16.5 percent, up from the previous record of 15.9 percent set in 2012. Flow through on incremental sales for the year in our Paint Stores Group was 36 percent.

During the year, Paint Stores Group continued to grow in geographic reach and store density, opening 82 net new stores and adding the 306 Comex store locations. The acquired stores operate under well-known regional brands such as Frazee® in California, Nevada and Arizona; Parker™ Paints in the Pacific Northwest; Kwal® in the Rocky Mountain region; Color Wheel™ in Florida; and General Paint® in Canada. These additions bring Paint Stores Group total store count in the U.S., Canada and the Caribbean to 3,908 locations, compared with 3,520 a year ago. Our plan for 2014 calls for net new store openings in the range of 80 to 90 locations. To stay a step ahead of our future growth and expansion, we recruited an unprecedented 1,240 college graduates into our Management Training Program in 2013.

The process of integrating the U.S. and Canadian Comex stores, facilities and brands into our existing operations is going well. These integration efforts will pay big dividends as we transition the acquired business from an operating loss in 2013 to profitability on par with our existing Paint Stores Group in the years ahead. At the same time, this organization will continue to focus on organic store growth, recruit and train the best store staff and sales force in the industry, and introduce outstanding new products, marketing programs and sales initiatives to drive market share gains across our focus market segments.

CONSUMER GROUP

The Consumer Group fulfills a dual mission for the Company: supplying branded and private-label products to retailers throughout North America, and supporting our other businesses around the world with new product research and development, manufacturing, distribution and logistics.

3

In 2013, Consumer Group sales increased 1.5 percent to $1.34 billion, primarily due to revenue from acquisitions that more than offset the elimination of some paint business with two large retail customers. Acquisitions increased net sales by 2.4 percent. Segment profit increased 11.8 percent to $242.1 million as higher sales and operating efficiencies from higher manufacturing volume more than offset profit dilution from acquisitions. Segment profit margin expanded to 18.0 percent of sales from 16.4 percent in 2012.

The portfolio of brands and products sold by our Consumer Group continues to grow. In 2013, as part of the Comex U.S. and Canada acquisition, we added the Duckback®, Superdeck® and Mason's Select® brands of wood care products to our portfolio. These brands represent a complete line of premium quality stains and sealers for exterior wood, concrete and composite surfaces.

The Consumer Group leads our worldwide architectural coatings research and development effort, and manages a highly efficient global supply chain consisting of 43 manufacturing plants and 20 distribution centers. This talented team will oversee the integration of the Comex manufacturing and distribution facilities in the U.S. and Canada. To date, 28 of our manufacturing and distribution sites have earned the Star certification from the Occupational Safety & Health Administration (OSHA) Voluntary Protection Program, more than any other paint manufacturer in North America. In 2013, our company-operated transport fleet received a Safety Award from the National Private Truck Council.

For the first time in our history, net operating cash exceeded $1 billion. During the year, we returned $974 million to shareholders through treasury stock purchases and quarterly dividends.

GLOBAL FINISHES GROUP

The Global Finishes Group manufactures and sells industrial coatings, automotive finishes, and protective and marine coatings to a growing customer base in more than 100 countries around the world. We go to market through independent retailers, jobbers and distributors as well as through our company-operated branches. Acquisitions have played a particularly important role in this segment in recent years, bringing new technology and needed capacity to key geographic regions.

Net sales for our Global Finishes Group increased 2.2 percent to $2.0 billion in 2013. Slightly more than half of the $40 million increase in revenue came from acquisitions. Segment profit for the year increased 15.9 percent to $170.6 million, and segment profit as a percentage of net sales increased 100 basis points to 8.5 percent from 7.5 percent in 2012.

Our growth strategy in the Global Finishes Group relies on rapid assimilation of new product and service technologies in every market we serve. Recent examples of this include the introduction of new UV-resistant coatings products in Europe, fast-cure ethanol-resistant coatings for the global petroleum market and the promotion of waterborne product platforms in China. We recently introduced FormulaExpress®2.0 Electronic Formula Retrieval system to the automotive refinish market, which dramatically improves the speed of color formula retrieval and the accuracy of formula recommendations. Our new RAL 48-hour delivery program in North America meets the quick turnaround needs of job shops using RAL colors in powder.

LATIN AMERICA COATINGS GROUP

Our Latin America Coatings Group develops, manufactures, licenses and sells a variety of architectural paint and coatings, and related products throughout Latin America. Sherwin-Williams® and other controlled brand products are distributed through company-operated specialty paint stores and by a direct sales staff and outside sales representatives to retailers, dealers, licensees and other third-party distributors. In 2013, we opened six net new company-operated stores in the region for a total of 282, and added 76 new dedicated dealer locations for a total of 587.

In 2013, unfavorable currency exchange rates in many Latin American countries once again posed a significant challenge to our revenue and profit growth. Sales in U.S. dollars declined $3.6 million to $832.5 million, while sales in local currencies grew 6.7 percent. Profit for the segment, stated in U.S. dollars, decreased 52.4 percent to $38.6 million. Tax assessments in Brazil in the second and third quarters accounted for $31.6 million of the reduction in operating profit for the segment. Negative currency exchange also reduced segment profit by $5.5 million in the year. As a percentage of net sales, segment profit was 4.6 percent for the year compared with 9.7 percent in 2012.

MANAGEMENT CHANGES

In January, Catherine M. Kilbane joined the Company as our Senior Vice President, General Counsel and Secretary. Cathy will oversee delivery of domestic and global legal

◆ 4

services, advise management on all legal matters including corporate governance and litigation, and supervise the legal department and outside counsel. She joins Sherwin-Williams following nine years as Senior Vice President, General Counsel and Secretary for American Greetings Corporation. Prior to that, Cathy practiced law for 16 years with Baker & Hostetler, LLP, one of the nation's largest law firms, where she was a partner in the general business group, specializing in commercial and intellectual property issues.

In September, Cheri M. Phyfer was promoted to President and General Manager of our Diversified Brands Division, which is part of our Consumer Group. Cheri joined Sherwin-Williams in 1993 as a management trainee in the Southeastern Division of our Paint Stores Group. She has held a variety of leadership positions, including President of both the Southeastern and South Western divisions of Paint Stores Group and Vice President of Sales in the Southeastern Division. Cheri led our Southeastern Division through an impressive growth phase, significantly expanding our presence in the Caribbean basin, and was instrumental in the development of the Paint Stores Group's diversity and inclusion initiatives.

We are at a midway point in the U.S. housing market recovery that began in 2010, and the rebound in the domestic nonresidential markets is barely under way. Against this backdrop, 2013 was our third consecutive year of record results.

OUTLOOK FOR 2014

Data on the U.S. housing market have been mixed in recent months, but we remain bullish on the residential business based on our sales momentum in the fourth quarter and feedback from many of our customers. Recovery in the nonresidential construction markets has been slow, but we have seen some improvement in our sales to many nonresidential segments in recent months. We expect this positive momentum to continue in 2014.

Outside the U.S., it appears likely that sluggish economic conditions and currency devaluation in many Latin America countries will remain a challenge. Modestly improving economic growth in Europe may provide some offset.

We are at a midway point in the U.S. housing market recovery that began in 2010, and the rebound in the domestic nonresidential markets is barely under way. Against this backdrop, 2013 was our third consecutive year of record results. Assuming this recovery remains on track, our prospects over the next three to five years look bright.

Our raw material basket, which comprises approximately 85 percent of the cost of finished products, has many moving parts but, in total, we believe there is some risk of modest inflation. The price of propylene, a feedstock for monomers and latex, and high-density polyethylene, which is used in plastic pails, have risen in recent months. Pricing for high-grade chloride TiO_2, the primary pigment used in paint, held steady over the second half of 2013, but rising order volumes and lower inventories could result in pricing traction by mid-2014. Based on these factors, we would expect average year-over-year raw material cost inflation for the paint and coatings industry to be in the low single-digit range in 2014.

We are well positioned to benefit from trends. Our continued focus on better serving a diverse and increasingly global professional customer base, expanding our distribution domestically and abroad, developing new and innovative products, managing expenses and working capital, generating cash, and continuing to invest in our people will enable us to grow and prosper in the year ahead. We are equally confident that these same factors will produce superior results and returns for our shareholders over the long term.

To the men and women of Sherwin-Williams, I offer my heartfelt thanks for all of your hard work, skills and commitment; I truly believe that we have the best team in the business, and that is integral to our success. On behalf of all Sherwin-Williams employees around the world, we offer our thanks and appreciation to our customers, suppliers and shareholders for their continued trust and confidence.

Christopher M. Connor
Chairman and Chief Executive Officer

◆ 5

2013 AT A GLANCE

Paint Stores Group

Sherwin-Williams Paint Stores are the exclusive outlets for Sherwin-Williams® branded paints, stain, supplies, equipment and floor covering in the U.S., Canada and the Caribbean.

PRODUCTS SOLD: Paints, stains, coatings, caulks, applicators, wallcoverings, floorcoverings, spray equipment and related products

MARKETS SERVED: Do-it-yourselfers, professional painting contractors, home builders, property maintenance, healthcare, hospitality, architects, interior designers, industrial, marine, flooring and original equipment manufacturer (OEM) product finishers

MAJOR BRANDS SOLD: Sherwin-Williams®, ProMar®, SuperPaint®, A-100®, Duron®, MAB®, PrepRite®, Duration®, Duration Home®, Harmony®, ProClassic®, Woodscapes®, Deckscapes®, Cashmere®, HGTV® Home by Sherwin-Williams, Emerald™, Duracraft™, Solo®, ProIndustrial™, ProPark®, Frazee®, Parker™ Paints, Kwal®, Color Wheel™, General Paint®

OUTLETS: 3,908 Paint Stores Group stores in the United States, Canada, Aruba, Jamaica, Puerto Rico, St. Maarten, Trinidad and Tobago and the Virgin Islands

58.9%
of total sales

Tuff Surface
Duration
SuperPaint
Cashmere
Harmony
Emerald
Dry Erase Coating

Consumer Group

Our Consumer Group sells one of the industry's strongest portfolios of branded and private-label products through retailers across North America and in parts of Europe, and also operates a highly effective global supply chain for paint, coatings and related products.

PRODUCTS SOLD: Branded, private-label and licensed brand paints, stains, varnishes, industrial products, wood finishing products, wood preservatives, applicators, corrosion inhibitors, aerosols, caulks and adhesives, and related products

MARKETS SERVED: Do-it-yourselfers, professional painting contractors, industrial maintenance and flooring contractors

MAJOR BRANDS SOLD: Dutch Boy®, Krylon®, Minwax®, Thompson's® WaterSeal®, Pratt & Lambert®, Martin Senour®, H&C®, White Lightning®, Dupli-Color®, Rubberset®, Purdy®, Bestt Liebco®, Accurate Dispersions™, Uniflex®, VHT®, Kool Seal®, Snow Roof®, Altax™, Tri-Flow®, Sprayon®, Ronseal™, DuraSeal®, Geocel®, Conco®, Duckback®, Superdeck®, Mason's Select®

OUTLETS: Leading mass merchandisers, home centers, independent paint dealers, hardware stores, craft stores, fine art stores, automotive retailers and industrial distributors in the United States, Canada, Mexico, Poland and United Kingdom

13.2%
of total sales

Purdy
KRYLON
RUST PROTECTOR
Wood Finish
Thompson's WaterSeal
Platinum

6

Global Finishes Group

The Global Finishes Group manufactures and sells a wide range of OEM product finishes, protective and marine coatings, and automotive finishes to a growing customer base in more than 100 countries.

PRODUCTS SOLD: Asset protection products, wood finishes, aerosols, high performance interior and exterior coatings for the automotive, aviation, fleet and heavy truck markets, OEM product finishes and related products

MARKETS SERVED: Commercial construction, industrial maintenance, automotive jobbers, wholesale distributors, collision repair facilities, dealerships, fleet owners and refinishers, production shops, body builders, manufacturers, and job shops

MAJOR BRANDS SOLD: Sherwin-Williams®, Lazzuril®, Excelo®, Baco®, Planet Color®, AWX Performance Plus™, Ultra™, Ultra-Cure®, Martin Senour®, Kem Aqua®, Sher-Wood®, Powdura®, Polane®, Euronavy®, Inchem®, Sayerlack®, Becker Acroma®, Firetex®, Macropoxy®, Oece™, Arti™, Acrolon®, Sher-Nar®, PermaClad®, Heat-Flex®, Magnalux™, ATX™, Genesis®, Dimension®, Finish 1™, Lanet™, DFL™, Conely™, Envirolastic®, Fastline™

OUTLETS: 300 company-operated automotive, industrial and product finishes branches and other operations in the United States, Australia, Belarus, Belgium, Brazil, Canada, Chile, China, Czech Republic, Denmark, Finland, France, Germany, India, Ireland, Italy, Lithuania, Malaysia, Mexico, Norway, Peru, Poland, Portugal, Romania, Russia, Singapore, Spain, Sweden, Thailand, Ukraine, United Kingdom and Vietnam. Distribution in 38 other countries through wholly owned subsidiaries, joint ventures, distributors, export options, and licensees of technology, trademarks and trade names

19.7%
of total sales

SAYERLACK
PRO//BASE
FASTLINE
FAST LIGHT

Latin America Coatings Group

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

MAJOR BRANDS SOLD: Sherwin-Williams®, Marson®, Metalatex®, Novacor®, Loxon®, Colorgin®, Andina®, Napko™, Martin Senour®, Sumaré®, Condor®, Euronavy®, Krylon®, Kem Tone®, Minwax®, Pratt & Lambert®

OUTLETS: 282 company-operated stores in Brazil, Chile, Colombia, Ecuador, Mexico and Uruguay. Distribution through dedicated dealers, home centers, distributors, hardware stores, and through licensees in Argentina, El Salvador, Peru and Venezuela

8.2%
of total sales

Metalatex
Bioprotect
LOXON

◆ 7

Sherwin-Williams Paint Stores Group is the **leading operator of specialty paint stores in North America, with 3,908 stores** at the end of 2013. In 2013, the Paint Stores Group reached record sales of $6.0 billion and generated $990.5 million in segment operating profit.

EXTENSIVE NETWORK OF STORES:

Paint Stores Group

Sherwin-Williams Paint Stores are the exclusive outlets for Sherwin-Williams® branded paints, stains, supplies, equipment and floor covering in the U.S., Canada and the Caribbean. During 2013, Paint Stores Group added 82 net new Sherwin-Williams stores. In addition, we strengthened our position in Canada and on the U.S. West Coast through our acquisition of Consorcio Comex's U.S. and Canadian business, which added 306 company-operated stores to our base of retail stores. All total, we ended the year with 3,908 company-operated stores.

Paint Stores Group serves architectural and industrial painting contractors, residential and commercial builders and remodelers, property owners and managers, OEM product finishers and do-it-yourself homeowners. In order to meet the disparate needs of all these customers, we must consistently build and demonstrate our product and application know-how, and continue to develop innovative new products.

In 2013, Paint Stores Group introduced 13 new products, including several products that are designed to meet increasingly stringent regulations covering volatile organic compounds. Enhanced Harmony® paint features odor-eliminating, formaldehyde-reducing technology to help promote better indoor air quality. Our new Dry Erase Coating can turn most any wall into a dry erase board. Its clear gloss can be applied over any paint color to create a writeable, erasable surface. Sold exclusively to professional painting contractors, it is ideal for schools, conference rooms, and message boards in commercial or residential settings. Both of these new products are GREENGUARD Gold certified because of their low chemical emissions during product use.*

We also introduced Tuff Surface™ Premium Texture Finish, a 100 percent acrylic interior coating that gives professionals a quick, economical way to enhance a property with a fresh, updated look; enhanced our Cashmere® Interior Latex Paint Line with a pearl finish that is especially suitable for higher-end formal dining or living rooms; and launched a new formula for SherLastic® Elastomeric Coating to protect exterior concrete surfaces from hairline cracks and wind-driven rain.

In 2013, we became one of the first major consumer brands to launch a Google Glass application – ColorSnap Glass™, which lets consumers instantaneously act on color inspiration they may find in everyday life by turning it into virtual paint color swatches. Other digital enhancements included launching a text message program and Twitter account targeted to our professional customers; creating a Facebook experience for our Latino followers; and providing customers with access to their purchasing history on mys-w.com.

During the year, Sherwin-Williams announced several new partnerships, including becoming the "Official Paint of NASCAR®"; and working with Williams Sonoma® brands such as Pottery Barn® and West Elm® to feature our paint colors in seasonal color palettes that perfectly complement their home furniture and decor.

◆ 8

* GREENGUARD Gold is a registered trademark of GREENGUARD Environmental Institute.

388 Sherwin-Williams' store count increase in 2013

COLOR SNAP STUDIO
MATCH A PHOTO
EXPLORE COLOR

ACHIEVEMENTS

- Sherwin-Williams acquired Comex's U.S. and Canadian business, which added 306 company-operated stores to our base of retail stores.
- We opened 82 net new Sherwin-Williams stores – finishing the year with a total of 3,908 stores in the U.S., Canada and the Caribbean.
- We introduced 13 new products, including seven GREENGUARD Gold certified products.*
- Sherwin-Williams introduced ColorSnap Glass™, our first Google Glass application.

◆ 9

Consumer Group offers one of the industry's **strongest portfolios of branded and private-label products through retailers across North America and in parts of Europe.** It also operates one of the industry's most efficient and productive global supply chains. In 2013, Consumer Group net sales increased 1.5 percent to $1.34 billion, and segment profit grew 11.8 percent to $242.1 million.

STRONG MARKET POSITIONS:

Consumer Group

Our Consumer Group supplies paint and automotive retailers in North America and parts of Europe with our well-known branded products, including Thompson's® WaterSeal® exterior waterproofing products, Dutch Boy® and Pratt & Lambert® paint, Minwax® interior wood finishing products, Krylon® aerosol paints, Purdy® paint brushes and rollers, Ronseal™ and Altax™ woodcare products, and Geocel® sealants and adhesives.

Our robust portfolio of brands continues to enjoy leading market share positions, and high awareness and preference among DIY and professional customers. During the year, we strengthened several of these brands by introducing new products, application options and line extensions.

In 2013, we introduced Purdy® Marathon™ roller covers, a premium line of roller covers made from a proprietary nylon/polyester blend designed for durability, longevity and sustained performance. The new roller covers are available in a new Store & Snap™ resealable bag that conveniently allows the roller covers to be stored wet between jobs, further extending the life of our most durable roller covers.

As part of the Comex U.S. and Canada acquisition, we added the Duckback®, Superdeck® and Mason's Select® brands of wood care products to our portfolio. The addition of Duckback in particular enhances our ability to grow market share in exterior categories. Duckback® premium-quality wood and concrete stains and sealers add dimension and sheen to protect and beautify outdoor surfaces.

Our Minwax® brand is already the leading brand of interior wood finishing products in the U.S., and it continued to expand its reach and receive industry accolades in 2013. Minwax™ Wood Finishing Cloths have been chosen as a 2014 *Better Homes and Gardens* Best New Product, and they were named one of the finalists for the 2014 Visionary Award by INDA, Association of the Nonwoven Fabrics Industry.

In 2013, we continued our successful VIP (Very Important Places) partnership between Thompson's® WaterSeal® and several state and national parks, including the $25 million park improvement project at Niagara Falls State Park. Thompson's® WaterSeal® Advanced Waterproofer was also named a "Recommended" product by *Consumer Reports* for the third straight year, and Thompson's® WaterSeal® waterproofing stains expanded their presence in both WalMart and Home Depot in 2013.

In Europe, we continued to grow our presence in the U.K., Poland and Ireland through increases in market share and distribution. Our Geocel® brand, best known for its paintable, "crystal clear" sealant technology for roofing distribution and the transportation industry, was named "Best New Supplier" by MICA DIY in the U.K. as part of its Member & Supplier Awards.

Our Global Supply Chain Organization, which was launched in 2012 to consolidate our worldwide operations and supply chain functions into one focused organization, continues to be an additional competitive advantage. It has facilitated the sharing of systems, tools, processes and best practices in manufacturing, distribution and logistics worldwide, and enabled us to improve our operating efficiencies for the 12th consecutive year.

◆ 10

18% Consumer Group's return on sales reached a record of 18%

ACHIEVEMENTS

- Consumer Group continued to expand its global reach, improve operating efficiencies and add innovative products to the portfolio.
- Through the Comex acquisition, we added Duckback®, Superdeck® and Mason's Select® to our portfolio of woodcare brands and products.
- We introduced Purdy® Marathon™ premium line of roller covers that feature durability, longevity and sustained performance.
- Minwax™ Wood Finishing Cloths were named a 2014 *Better Homes and Gardens* Best New Product.

◆ 11

Operating in more than 100 countries and from 300 branches, the Global Finishes Group manufactures and sells a wide range of OEM product finishes, protective and marine coatings, and automotive finishes to a growing customer base throughout the world.

ROBUST PORTFOLIO OF BRANDS:

Global Finishes Group

In 2013, the Global Finishes Group continued to leverage its expanding portfolio of assets and capabilities to grow sales and market share in diverse finishing and coating markets around the world. This is truly a global business – serving customers across five continents and employing a work force that speaks at least 26 languages, including Arabic, French, German, Hindi, Haitian, Mandarin, Portuguese, Swedish and Vietnamese.

In 2013, Global Finishes Group sales reached $2.0 billion, up 2.2 percent from 2012, and segment profit increased by 15.9 percent to $170.6 million.

During the year, we continued to expand our OEM product platform, enhancing our ability to serve finishers of metal and plastic products and building on our strong solution offerings for finishes of wood substrate. Metal and plastic customers include manufacturers of heavy equipment and electronics and are served through direct sales and trusted partners in over 80 countries. We also launched a new 48-hour delivery program for powder coatings in North America that meets the quick turnaround needs of job shops using RAL colors.

In Europe, we introduced UV-resistant technology to the exterior cladding market with Laqvin™ Fast Dry WB UV, which reduces factory dry time by up to 50 percent. We also expanded our innovative LED curable coating technology with large finishers of furniture and joinery. Additionally, window and door manufacturer JELD-WEN selected us as its European Supplier of the Year for outstanding performance, competence and commitment.

In the protective and marine coatings market, we introduced two major new products: Envirolastic® 840 DTM, a high-quality, high-gloss finish for a direct-to-metal topcoat that offers significant corrosion resistance and durability; and Fast Clad® 105 ER, an ethanol-resistant coating that reduces application cost and downtime in oil and gas, mining, and power industry applications.

Additionally, our protective and marine coatings business was recognized by the Society for Protective Coatings with its William Johnson Award for the painting and refurbishment of the iconic Earthoid water tank in Germantown, Maryland. Our coatings were also selected for use on the San Francisco 49ers' new stadium in Santa Clara, California.

In the automotive finishes business, we acquired the assets and technology of Australia-based Coating & Industrial Technologies Pty. Ltd. (CIT), an automotive interior coatings supplier with distribution in Australia and Southeast Asia and approvals with major manufacturers around the world. This follows the successful integration of China-based Jiangsu Pulanna Coatings Co., Ltd., a supplier of automotive refinishes to the Chinese market.

The automotive finishes business also launched the second generation of its FormulaExpress® 2.0 Electronic Formula Retrieval System, which significantly improves the speed and accuracy of color retrieval and matching. And Sherwin-Williams was named the 2014 "Official Automotive and Transportation Finish of NASCAR®."

◆ 12

$2B Global Finishes Group surpassed $2 billion in revenue for the first time

ACHIEVEMENTS

- Sherwin-Williams was named the 2014 "Official Automotive and Transportation Finish of NASCAR®."
- We acquired the assets and technology of Australia-based Coating & Industrial Technologies Pty. Ltd. (CIT).
- We completed the integration of Jiangsu Pulanna Coatings Co., Ltd. in China.
- We launched several high-performing and environmentally friendly products, including UV and LED technologies under brands that include Envirolastic®, Fast Clad® and Laqvin™.
- Sherwin-Williams received the European Supplier of the Year Award from JELD-WEN.
- Our products were selected for use on the San Francisco 49ers' new stadium.

◆ 13

Our Latin America Coatings Group **reaches approximately 425 million customers through our own stores, dedicated dealers, home centers, distributors, hardware stores and other retailers.** We serve architectural, protective and marine and product finishes across Latin America.

EXPANDING PORTFOLIO OF ASSETS & CAPABILITIES:

Latin America Coatings Group

The Sherwin-Williams® brand is well-known and highly regarded in many Latin America countries. We currently have 282 company-operated stores in Brazil, Chile, Colombia, Ecuador, Mexico and Uruguay. We also operate nine manufacturing sites across the region and have subsidiaries or licensees in nine countries. We also opened nine Spray Source™ spray equipment service centers within existing paint stores for a total of 12 such locations in the region.

In 2013, the Group recorded sales of $832.5 million, a decrease of 0.4 percent from 2012, and segment profit of $38.6 million, a decrease of 52.4 percent. Our results in the Latin America Coatings Group were impacted by the ongoing economic headwinds in the region, unfavorable currency translation rate changes and tax assessment issues in Brazil. We were also disappointed that, despite our best efforts, we were unable to secure approval from the regulatory authorities in Mexico to complete the acquisition of Consorcio Comex, S.A., de C.V. We will continue to work with the Federal Economic Competition Commission in Mexico to determine the best path forward, and we hope that, ultimately, an agreement can be reached that will allow us to acquire the operations of Comex in Mexico.

Despite the challenges, we remain very well positioned in the region because of our focus on growth through dedicated distribution, leveraging technology and best practices, and achieving strong market positions. During the year, we opened six new Sherwin-Williams stores, and continued expansion of our dedicated dealer program, adding nine new stores in Brazil, 10 in Argentina, 39 in Mexico and 18 in Central America – for a total 587 dealer stores in the region. Dedicated dealers are independent businesses that stock predominantly branded products supplied by the Latin America Coatings Group.

We are the architectural paint and wood care market leader in Ecuador; protective and marine market leader in Brazil through our Sumaré® brand and Chile through our Sherwin-Williams® brand; and the aerosol paint market leader in Brazil through our Colorgin® brand and Chile through our Marson® brand.

During 2013, we continued to build on our competitive advantage in the region by launching new products such as a specialized line of light industrial interior and exterior coatings under the Sherwin-Williams Ultra Protection™ name in Argentina, Chile and Brazil. These are easy to apply, low odor, waterborne, one-component protective coatings for many types of substrates. We also launched FIRETEX® intumescent coatings and Low Temperature ES301W™ marine coatings.

Our brands continue to be well respected in the region, and two received honors from trade associations in Brazil in 2013. Novacor® Floor Paint received awards from the São Paulo State Paint Retailers Association and the National Association of Building Materials Retailers. Our Colorgin® brand received the award for best aerosol paint from the National Association of Building Materials Retailers.

◆ 14

869 Dedicated dealer and company-operated stores selling our products in the region

Midnight mystery

ACHIEVEMENTS

- Latin America Coatings Group opened six new Sherwin-Williams stores for a total of 282 in the region and continued the expansion of our dedicated dealer program that now comprises 587 dealer stores.
- We introduced a specialized line of light industrial interior and exterior coatings under the Sherwin-Williams Ultra Protection™ name, as well as new FIRETEX® intumescent coatings and Low Temperature ES301W™ marine coatings.
- We opened nine Spray Source™ locations within existing paint stores for a total of 12 such locations in the region.
- In Brazil, Novacor® received awards for best floor paint, and Colorgin® was named best aerosol paint.

◆ 15

SHAREHOLDER RETURNS

COMPARISON OF CUMULATIVE FIVE-YEAR TOTAL RETURN

$350
$300
$250
$200
$150
$100
2008
2009
2010
2011
2012
2013
Sherwin-Williams Co.
S&P 500 Index
Peer Group

Peer group of companies comprised of the following: Akzo Nobel N.V., BASF Corporation, H.B. Fuller Company, Genuine Parts Company, The Home Depot, Inc., Lowe's Companies, Inc., Masco Corporation, Newell Rubbermaid Inc., PPG Industries, Inc., RPM International Inc., Stanley Black & Decker Inc., USG Corporation and The Valspar Corporation.

Five-Year Return

The graph at left compares the cumulative five-year total shareholder return on Sherwin-Williams common stock with the cumulative five-year total return of the companies listed on the Standard & Poor's 500 Stock Index and a peer group of companies selected on a line-of-business basis. The cumulative five-year total return assumes $100 was invested on December 31, 2008 in Sherwin-Williams common stock, the S&P 500 and the peer group. The cumulative five-year total return, including reinvestment of dividends, represents the cumulative value through December 31, 2013.

STOCK REPURCHASE (millions of shares)

15.00
12.00
9.00
6.00
3.00
0.00
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
144.7	141.1	137.3	130.9	118.2	114.5	108.8	105.7	103.9	103.0

Average Common Shares Outstanding (fully diluted, in millions)

DIVIDENDS PER SHARE

$2.00
$1.60
$1.20
$0.80
$0.40
$0.00
79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13

Returning Cash to Shareholders

We have consistently returned a portion of our cash generated from operations to shareholders through cash dividends and share repurchases. In 2013, the Company increased its cash dividend 28 percent to $2.00 per share, marking the 35th consecutive year we increased our dividend. Share repurchases are also an efficient way of returning cash to shareholders in that it returns sellers' investment at market value and maximizes the value of the remaining shares outstanding. In 2013, we purchased 4.3 million shares on the open market. Over the past 10 years, we have reduced our average diluted common shares outstanding by 41.7 million shares.

◆ 16

FINANCIAL PERFORMANCE

FINANCIAL TABLE OF CONTENTS

Financial Summary	18

Management’s Discussion and Analysis of Financial Condition and Results of Operations	19

Reports of Management and the Independent Registered Public Accounting Firm	40

Consolidated Financial Statements and Notes	44

Cautionary Statement Regarding Forward-Looking Information	77

Shareholder Information	78

Corporate Officers and Operating Management	80

FINANCIAL SUMMARY
(millions of dollars except as noted and per share data)

	2013		2012		2011		2010		2009
Operations
Net sales	$10,186		$9,534		$8,766		$7,776		$7,094
Cost of goods sold	5,569		5,328		5,021		4,295		3,831
Selling, general and administrative expenses	3,468		3,260		2,961		2,728		2,535
Impairments and dissolution			4		5		4		36
Interest expense	63		43		42		71		40
Income before income taxes	1,086		907		742		678		623
Net income	753		631		442		462		436
Financial Position
Accounts receivable - net	$1,098		$1,033		$990		$917		$696
Inventories	971		920		927		918		738
Working capital - net	630		1,273		99		150		376
Property, plant and equipment - net	1,021		966		957		952		819
Total assets	6,383		6,235		5,229		5,169		4,324
Long-term debt	1,122		1,632		639		648		783
Total debt	1,722		1,705		993		1,045		818
Shareholders’ equity	1,775		1,792		1,517		1,609		1,491
Per Common Share Information
Average shares outstanding (thousands)	100,898		101,715		103,471		107,022		113,514
Book value	$17.72		$17.35		$14.61		$15.04		$13.62
Net income - diluted (1)	7.26		6.02		4.14		4.21		3.78
Net income - basic (1)	7.41		6.15		4.22		4.28		3.80
Cash dividends	2.00		1.56		1.46		1.44		1.42
Financial Ratios
Return on sales	7.4%		6.6%		5.0%		5.9%		6.1%
Asset turnover	1.6	x	1.5	x	1.7	x	1.5	x	1.6	x
Return on assets	11.8%		10.1%		8.4%		8.9%		10.1%
Return on equity (2)	42.0%		41.6%		27.5%		31.0%		27.1%
Dividend payout ratio (3)	33.2%		37.7%		34.7%		38.1%		35.5%
Total debt to capitalization	49.2%		48.8%		39.6%		39.4%		35.4%
Current ratio	1.2		1.7		1.0		1.1		1.3
Interest coverage (4)	18.3	x	22.2	x	18.4	x	10.6	x	16.6	x
Net working capital to sales	6.2%		13.3%		1.1%		1.9%		5.3%
Effective income tax rate (5)	30.7%		30.4%		40.4%		31.8%		30.0%
General
Capital expenditures	$167		$157		$154		$125		$91
Total technical expenditures (6)	144		140		130		103		102
Advertising expenditures	263		247		227		218		218
Repairs and maintenance	87		83		78		76		69
Depreciation	159		152		151		140		145
Amortization of intangible assets	29		27		30		35		26
Shareholders of record (total count)	7,555		7,954		8,360		8,706		9,151
Number of employees (total count)	37,633		34,154		32,988		32,228		29,220
Sales per employee (thousands of dollars)	$271		$279		$266		$241		$243
Sales per dollar of assets	1.60		1.53		1.68		1.50		1.64

(1)	All earnings per share amounts are presented using the two-class method. See Note 15.

(2)	Based on net income and shareholders’ equity at beginning of year.

(3)	Based on cash dividends per common share and prior year’s diluted net income per common share.

(4)	Ratio of income before income taxes and interest expense to interest expense.

(5)	Based on income before income taxes.

(6)	See Note 1, page 50 of this report, for a description of technical expenditures.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY
The Sherwin-Williams Company, founded in 1866, and its consolidated wholly owned subsidiaries (collectively, the “Company”) are engaged in the development, manufacture, distribution and sale of paint, coatings and related products to professional, industrial, commercial and retail customers primarily in North and South America with additional operations in the Caribbean region, Europe and Asia. The Company is structured into four reportable segments – Paint Stores Group, Consumer Group, Global Finishes Group and Latin America Coatings Group (collectively, the “Reportable Segments”) – and an Administrative Segment in the same way it is internally organized for assessing performance and making decisions regarding allocation of resources. See pages 6 through 15 of this report and Note 18, on pages 73 through 76 of this report, for more information concerning the Reportable Segments.
The Company’s financial condition and liquidity remained strong in 2013 and net operating cash improved primarily due to improved operating results in our Paint Stores, Consumer, and Global Finishes Groups. Net working capital decreased $642.6 million at December 31, 2013 compared to 2012 due primarily to a significant increase in current liabilities while current assets increased only slightly. Current portion of long-term debt increased $499.3 million resulting primarily from the 3.125% Senior Notes becoming due in 2014. The Company has been able to arrange sufficient short-term borrowing capacity at reasonable rates, and the Company has sufficient total available borrowing capacity to fund its current operating needs. Net operating cash increased $195.9 million to $1.08 billion in 2013, which included a first quarter payment of $80.0 million to the Company's employee stock ownership plan (ESOP) relating to a settlement reached with the U.S. Department of Labor that was recorded in 2012 (the "DOL Settlement"), from $887.9 million in 2012, which included a first quarter payment of $59.1 million relating to a settlement reached in the fourth quarter of 2011 with the Internal Revenue Service. Strong net operating cash provided the funds necessary to invest in new stores, manufacturing and distribution facilities, acquire businesses, pay down debt, maintain financial stability and return cash to shareholders through dividends and treasury stock purchases.
Results of operations for the Company were strong and improved in many areas in 2013, primarily due to an improving domestic architectural paint market. Consolidated net sales increased 6.8 percent in 2013 to $10.19 billion from $9.53 billion in 2012 due primarily to higher paint sales volume in the Paint Stores Group and acquisitions. Acquisitions increased consolidated net sales 1.8 percent in 2013. Gross profit as a percent of consolidated net sales increased to 45.3 percent in 2013 from 44.1 percent in 2012 due primarily to increased paint sales volume, improved operating efficiency and selling price increases partially offset by dilution from acquisitions and charges relating to the Brazil government tax assessments. Selling, general and administrative expenses (SG&A) increased $208.0 million in 2013 compared to 2012 due primarily to new stores, increased service expenses to support higher sales levels and maintain customer service, and acquisitions partially offset by the DOL Settlement and foreign currency translation rate fluctuations. See "DOL leveraged ESOP settlement" on page 34 and Note 9 on page 66. SG&A decreased as a percent of consolidated net sales to 34.0 percent in 2013 as compared to 34.2 percent in 2012 due primarily higher sales levels and the DOL Settlement partially offset by acquisitions. There were no trademark impairment charges in 2013. Impairments of trademarks were $4.1 million in 2012. Higher debt levels throughout 2013 and a one-time interest expense charge of $3.2 million from early retirement of debt during the fourth quarter resulted in increased interest expense of $19.9 million in 2013. The effective income tax rate was 30.7 percent for 2013 and 30.4 percent for 2012. Diluted net income per common share increased 20.6 percent to $7.26 per share for 2013, which included charges relating to the Brazil government tax assessments ($.21 per share), from $6.02 per share a year ago, which included charges relating to the DOL Settlement ($.47 per share).
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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

All of the significant accounting policies that were followed in the preparation of the consolidated financial statements are disclosed in Note 1, on pages 48 through 51, of this report. The following procedures and assumptions utilized by management directly impacted many of the reported amounts in the consolidated financial statements.
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
Accounts Receivable
Accounts receivable were recorded at the time of credit sales net of provisions for sales returns and allowances. All provisions for allowances for doubtful collection of accounts are included in Selling, general and administrative expenses and were based on management’s best judgment and assessment, including an analysis of historical bad debts, a review of the aging of Accounts receivable and a review of the current creditworthiness of customers. Management recorded allowances for such accounts which were believed to be uncollectible, including amounts for the resolution of potential credit and other collection issues such as disputed invoices, customer satisfaction claims and pricing discrepancies. However, depending on how such potential issues are resolved, or if the financial condition of any of the Company’s customers were to deteriorate and their ability to make required payments became impaired, increases in these allowances may be required. At December 31, 2013, no individual customer constituted more than 5 percent of Accounts receivable.
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
As required by the Goodwill and Other Intangibles Topic of the ASC, management performs impairment tests of goodwill and indefinite-lived intangible assets on an annual basis, as well as whenever an event occurs or circumstances change that indicate impairment has more likely than not occurred. The optional qualitative assessment, which allows companies to skip the annual two-step quantitative test if it is not more likely

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

than not that impairment has occurred, is performed when deemed appropriate.
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
The Company performed the optional qualitative assessment for its 2013 and 2012 goodwill impairment test for each of its reporting units. The 2011 goodwill impairment test, in which the fair values of each of the reporting units exceeded their respective carrying values by more than ten percent, served as the starting point. Management identified future projected net income, return on average net assets employed and discount rate as the most relevant drivers affecting the fair value calculations. A budget-to-actual analysis was performed in which each reporting unit's key metrics were compared against budgeted amounts in order to assess the validity of future projected net income used in prior year analyses. Management evaluated whether there were any capital investment or working capital deviations from budget that would significantly affect return on average net assets employed. Management considered how the discount rates used in the fair value calculation would have changed since the 2011 goodwill impairment test and performed a sensitivity analysis, noting that it would require a discount rate significantly higher than what would be expected in order for any reporting unit to have a fair value not more than 10% in excess of its carrying value. Management also analyzed macroeconomic conditions, industry and market considerations, cost factors, overall financial performance of the Company, entity-specific events and reporting unit-specific events. Based on the results of the qualitative assessment, management determined that it was not more likely than not that any of the reporting units were impaired and did not need to perform a quantitative test for any of the reporting units.
In accordance with the Goodwill and Other Intangibles Topic of the ASC, management tests indefinite-lived intangible assets for impairment at the asset level, as determined by appropriate asset valuations at acquisition. Management utilizes the royalty savings method and valuation model to determine the estimated fair value for each indefinite-lived intangible asset or trademark. In this method, management estimates the royalty savings arising from the ownership of the intangible asset. The key assumptions used in estimating the royalty savings for impairment testing include discount rates, royalty rates, growth rates, sales projections and terminal value rates. Discount rates used are similar to the rates developed by the WACC methodology considering any differences in Company-specific risk factors between reporting units and trademarks. Royalty rates are established by management and valuation experts and periodically substantiated by valuation experts. Operational management, considering industry and Company-specific historical and projected data, develops growth rates and sales projections for each significant trademark. Terminal value rate determination follows common methodology of capturing the present value of perpetual sales estimates beyond the last projected period assuming a constant WACC and low long-term growth rates. The royalty savings valuation methodology and calculations used in 2013 impairment testing are consistent with prior years.
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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

values of goodwill and identifiable intangible assets recorded at acquisition date and reductions in carrying value of goodwill and indefinite-lived intangible assets recorded as a result of impairment tests in accordance with the Goodwill and Other Intangibles Topic of the ASC.
Property, Plant and Equipment and Impairment of Long-Lived Assets
Property, plant and equipment was stated on the basis of cost and depreciated principally on a straight-line basis using industry standards and historical experience to estimate useful lives. In accordance with the Property, Plant and Equipment Topic of the ASC, if events or changes in circumstances indicated that the carrying value of long-lived assets may not be recoverable or the useful life had changed, impairment tests were performed or the useful life was adjusted. Undiscounted future cash flows were used to calculate the recoverable value of long-lived assets to determine if such assets were impaired. Where impairment was identified, management determined fair values for assets using a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each group of assets. Growth models were developed using both industry and company historical results and forecasts. If the usefulness of an asset was determined to be impaired, management estimated a new useful life based on the period of time for projected uses of the asset. Such models and changes in useful life required management to make certain assumptions based upon information available at the time the valuation or determination was performed. Actual results could differ from these assumptions. Management believes the assumptions used are reflective of what a market participant would have used in calculating fair value or useful life considering the current economic conditions. All tested long-lived assets or groups of long-lived assets had undiscounted cash flows that were substantially in excess of their carrying value, except as noted in Note 4. See Notes 4 and 5, on pages 52 through 55 of this report, for a discussion of the reductions in carrying value or useful life of long-lived assets in accordance with the Property, Plant and Equipment Topic of the ASC.
Exit or Disposal Activities
Management is continually re-evaluating the Company’s operating facilities against its long-term strategic goals. Liabilities associated with exit or disposal activities are recognized as incurred in accordance with the Exit or Disposal Cost Obligations Topic of the ASC and property, plant and equipment is tested for impairment in accordance with the Property, Plant and Equipment Topic of the ASC. Provisions for qualified exit costs are made at the time a facility is no longer operational, include amounts estimated by management and primarily include post-closure rent expenses or costs to terminate the contract before the end of its term and costs of employee terminations. Adjustments may be made to liabilities accrued for qualified exit costs if information becomes available upon which more accurate amounts can be reasonably estimated. If impairment of property, plant and equipment exists, the carrying value is reduced to fair value estimated by management. Additional impairment may be recorded for subsequent revisions in estimated fair value. See Note 5, on pages 53 through 55 of this report, for information concerning impairment of property, plant and equipment and accrued qualified exit costs.
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
A reduction in the over-funded status of the Company’s defined benefit pension plans at December 31, 2008 due to the decrease in market value of equity securities held by the plans increased the future amortization of actuarial losses recognized in Cumulative comprehensive loss. This amortization increased net pension costs in 2011, 2012, and 2013. An increase in market value of equity securities held by the plans during 2011, 2012 and 2013 will decrease the future amortization of actuarial losses recognized in Cumulative comprehensive loss. The excess in market value of equity securities held by the plans versus the expected returns in 2013 will decrease the future amortization of actuarial losses. The amortization of actuarial losses on plan assets and an increase in discount rates on projected benefit obligations, will decrease net pension costs in 2014. See Note 6, on pages 56 through 61 of this report, for information concerning the Company’s defined benefit pension plans and postretirement benefit plans other than pensions.
Debt
The fair values of the Company’s publicly traded long-term debt were based on quoted market prices. The fair values of the Company’s non-traded long-term debt were estimated using discounted cash flow analyses, based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. See Note 1, on page 48 of this report, for the carrying amounts and fair values of the Company’s long-term debt, and Note 7, on pages 61 and 62 of this report, for a description of the Company’s long-term debt arrangements.
Environmental Matters
The Company is involved with environmental investigation and remediation activities at some of its currently and formerly owned sites and at a number of third-party sites. The Company accrues for environmental-related activities for which commitments or clean-up plans have been developed and for which costs can be reasonably estimated based on industry standards and professional judgment. All accrued amounts were recorded on an undiscounted basis. Environmental-related expenses included direct costs of investigation and remediation and indirect costs such as compensation and benefits for employees directly involved in the investigation and remediation activities and fees paid to outside engineering, actuarial, consulting and law firms. Due to uncertainties surrounding environmental investigations and remediation activities, the

Company’s ultimate liability may result in costs that are significantly higher than currently accrued. See pages 27 through 29 and Note 8, on pages 62 and 63 of this report, for information concerning the accrual for extended environmental-related activities and a discussion concerning unaccrued future loss contingencies.
Litigation and Other Contingent Liabilities
In the course of its business, the Company is subject to a variety of claims and lawsuits, including litigation relating to product liability and warranty, personal injury, environmental, intellectual property, commercial and contractual claims. Management believes that the Company has properly accrued for all known liabilities that existed and those where a loss was deemed probable for which a fair value was available or an amount could be reasonably estimated in accordance with all present U.S. generally accepted accounting principles. However, because litigation is inherently subject to many uncertainties and the ultimate result of any present or future litigation is unpredictable, the Company’s ultimate liability may result in costs that are significantly higher than currently accrued. In the event that the Company’s loss contingency is ultimately determined to be significantly higher than currently accrued, the recording of the liability may result in a material impact on net income for the annual or interim period during which such liability is accrued. Additionally, due to the uncertainties involved, any potential liability determined to be attributable to the Company arising out of such litigation may have a material adverse effect on the Company’s results of operations, liquidity or financial condition. See pages 31 through 34 of this report and Note 9, on pages 63 through 66 of this report, for information concerning litigation.
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
In October 2011, the Company reached a settlement of the IRS’ audit of the Company’s employee stock ownership plan (ESOP). The Company has fully resolved all IRS issues for the 2003 through 2009 tax years relating to the matters challenging the ESOP related federal income tax deductions claimed by the Company and proposing substantial excise taxes and penalties. The IRS Settlement (including interest), which resolved all ESOP related tax issues, resulted in an after-tax charge related to federal and state income taxes totaling approximately $75.0 million, or $.70 per diluted common share, and an additional reduction in Shareholders’ equity of approximately $51.2 million in the Company’s fourth quarter of 2011. The Company paid $60.0 million of the IRS Settlement to the IRS during 2011 and made a final payment of approximately $59.1 million in the first quarter of 2012. The Company has fully resolved all IRS issues relating to the matters challenging the ESOP related federal income tax deductions claimed by the Company.
See Note 14, on pages 70 through 71 of this report, for information concerning the Company’s unrecognized tax benefits, interest and penalties and current and deferred tax expense.
Stock-Based Compensation
The cost of the Company’s stock-based compensation is recorded in accordance with the Stock Compensation Topic of the ASC. The Company follows the “modified prospective” method as described in the Topic whereby compensation cost is recognized for all share-based payments granted after December 31, 2005.
The Company estimates the fair value of option rights using a Black-Scholes-Merton option pricing model which requires management to make estimates for certain assumptions. Management and a consultant continuously review the following significant assumptions: risk-free interest rate, expected life of options, expected volatility of stock and expected dividend yield of stock. An increase or decrease in the assumptions or economic events outside management’s control could have a direct impact on the Company’s results of operations. See Note 12, on pages 68 and 69 of this report, for more information on stock-based compensation.
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
FINANCIAL CONDITION, LIQUIDITY AND CASH FLOW
Overview
The Company’s financial condition and liquidity remained strong in 2013 and net operating cash improved primarily due to improved operating results in our Paint Stores, Consumer, and Global Finishes Groups. Net working capital decreased $642.6 million at December 31, 2013 compared to 2012 due primarily to a significant increase in current liabilities while current assets increased only slightly. Current portion of long-term debt increased $499.3 million resulting from the 3.125% Senior Notes becoming due in 2014. Accounts payable increased $75.5 million, Accrued taxes increased $27.4 million, and Short-term borrowings increased $27.5 million while all other current liabilities, excluding current portion of long-term debt, increased $22.5 million. Accounts receivable were up $65.2 million and Inventories were up $50.5 million while Cash and cash equivalents decreased $117.7 million. Deferred tax net assets were down $22.2 million while the remaining current assets increased $33.7 million. The Company’s current ratio decreased to 1.25 at December 31, 2013 from 1.68 at December 31, 2012. Total debt at December 31, 2013 increased $17.0 million to $1.72 billion from $1.70 billion at December 31, 2012. Total debt increased as a percentage of total capitalization to 49.2 percent from 48.8 percent at the end of 2012. At December 31, 2013, the Company had remaining borrowing ability of $2.28 billion.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net operating cash increased $195.9 million to $1.08 billion in 2013 from $887.9 million in 2012 due primarily to an increase in net income of $121.5 million and an overall net reduction in working capital accounts. Net operating cash increased as a percent to sales to 10.6 percent in 2013 compared to 9.3 percent in 2012. Strong Net operating cash provided the funds necessary to invest in new stores, manufacturing and distribution facilities, acquire businesses, and return cash to shareholders through dividends and treasury stock purchases. In 2013, the Company used Net operating cash to invest $166.7 million in capital additions and improvements, purchase $769.3 million in treasury stock, pay $205.0 million in cash dividends to its shareholders of common stock, and invest $79.9 million in acquisitions.
Net Working Capital
Total current assets less Total current liabilities (net working capital) decreased $642.6 million to a surplus of $630.2 million at December 31, 2013 from a surplus of $1.27 billion at December 31, 2012. The net working capital decrease is due primarily to a large increase in current liabilities while current assets increased only slightly. Current portion of long-term debt increased $499.3 million resulting from the 3.125% Senior Notes becoming due in 2014. Accounts payable increased $75.5 million, Accrued taxes increased $27.4 million, and Short-term borrowings increased $27.5 million while all other current liabilities, excluding current portion of long-term debt, increased $22.5 million. Accounts receivable were up $65.2 million and Inventories were up $50.5 million while Cash and cash equivalents decreased $117.7 million. Deferred tax net assets were down $22.2 million while the remaining current assets increased $33.7 million. The Company has sufficient total available borrowing capacity to fund its current operating needs. The increase in Total current liabilities caused the Company’s current ratio to decrease to 1.25 at December 31, 2013 from 1.68 at December 31, 2012. Accounts receivable as a percent of Net sales was flat at 10.8 percent in 2013 and 2012. Accounts receivable days outstanding decreased to 54 days in 2013 from 55 days 2012. In 2013, provisions for allowance for doubtful collection of accounts increased $6.8 million, or 14.2 percent. Inventories decreased as a percent of Net sales to 9.5 percent in 2013 from 9.7 percent in 2012 due primarily to tighter inventory management. Inventory days outstanding decreased to 86 days in 2013 from 90 days in 2012. Accounts payable increased in 2013 to $998.5 million compared to $923.0 million last year due primarily to increased purchases to service higher sales levels and timing of payments.
Goodwill and Intangible Assets
Goodwill, which represents the excess of cost over the fair value of net assets acquired in purchase business combinations, increased $22.7 million in 2013 due primarily to $19.8 million additional goodwill resulting from acquisitions.

Intangible assets decreased $34.3 million in 2013. Decreases from amortization of finite-lived intangible assets of $29.0 million and adjustments to acquired finite-lived and indefinite-lived intangible assets within the last twelve months of $12.5 million were partially offset by $10.2 million of capitalized software costs. Acquired finite-lived intangible assets included assets such as covenants not to compete, customer lists and product formulations. Costs related to designing, developing, obtaining and implementing internal use software are capitalized and amortized in accordance with the Goodwill and Other Intangibles Topic of the ASC. See Notes 2 and 4, on pages 51 through 53 of this report, for a description of acquired goodwill, identifiable intangible assets and asset impairments recorded in accordance with the Goodwill and Other Intangibles Topic of the ASC and summaries of the remaining carrying values of goodwill and intangible assets.
Deferred Pension and Other Assets
Deferred pension assets of $302.4 million at December 31, 2013 represent the excess of the fair value of assets over the actuarially determined projected benefit obligations, primarily of the domestic salaried defined benefit pension plan. The increase in Deferred pension assets during 2013 of $52.5 million, from $249.9 million last year, was due primarily to an increase in the fair value of equity securities held by the salaried defined benefit pension plan and decreased projected benefit obligations resulting from changes in actuarial assumptions partially offset by net pension liabilities merged into the plan from acquisition of businesses and other insignificant items. In accordance with the accounting prescribed by the Retirement Benefits Topic of the ASC, the increase in the value of the Deferred pension assets is offset in Cumulative other comprehensive loss and is amortized as a component of Net pension costs over a defined period of pension service. See Note 6, on pages 56 through 61 of this report, for more information concerning the excess fair value of assets over projected benefit obligations of the salaried defined benefit pension plan and the amortization of actuarial gains or losses relating to changes in the excess assets and other actuarial assumptions.
Other assets increased $41.8 million to $408.0 million at December 31, 2013 due primarily to increases in other investments.
Property, Plant and Equipment
Net property, plant and equipment increased $55.5 million to $1.02 billion at December 31, 2013 due primarily to capital expenditures of $166.7 million and acquired assets of $53.4 million partially offset by depreciation expense of $158.8 million,

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

sale or disposition of assets with remaining net book value of $4.5 million and currency translation adjustments of $1.4 million. Capital expenditures during 2013 in the Paint Stores Group were primarily attributable to the opening of new paint stores and improvements in existing stores. In the Consumer Group, capital expenditures during 2013 were primarily related to efficiency improvements and maintenance items in existing production and distribution facilities. Capital expenditures in the Global Finishes Group were primarily attributable to improvements in existing manufacturing and distribution facilities. Capital expenditures in the Latin America Coatings Group were primarily attributable to the opening of new specialty stores and improvements in existing manufacturing and distribution facilities. The Administrative segment incurred capital expenditures primarily for headquarters building and information systems hardware. In 2014, the Company expects to spend more than 2013 for capital expenditures. The predominant share of the capital expenditures in 2014 is expected to be for various productivity improvement and maintenance projects at existing manufacturing and distribution facilities, new store openings and new or upgraded information systems hardware. The Company does not anticipate the need for any specific long-term external financing to support these capital expenditures.
Debt
There were no borrowings outstanding under the domestic commercial paper program at December 31, 2013 and 2012. Borrowings outstanding under this program at December 31, 2011 were $264.9 million with a weighted-average interest rate of 0.2 percent. Borrowings outstanding under various foreign programs at December 31, 2013 were $96.6 million with a weighted-average interest rate of 7.8 percent. At December 31, 2012 and December 31, 2011, foreign borrowings were $69.0 million and $81.4 million with weighted-average interest rates of 2.8 percent and 4.9 percent, respectively. Long-term debt, including the current portion, decreased $10.5 million during 2013 due primarily to the retirement of $9.7 million of the Company's 30-year 7.375% bonds due 2027. On December 4, 2012, Senior Notes were issued totaling $1.00 billion. These Senior Notes are covered under a shelf registration filed with the Securities and Exchange Commission (SEC) on December 16, 2009. The proceeds from the issuance of the Senior Notes were used for general corporate purposes, including repayment of short-term borrowings and financing acquisitions.
On September 19, 2012, Sherwin-Williams Luxembourg S.à r.l., a wholly-owned subsidiary of the Company, entered into a €95.0 million (Euro) five-year revolving credit facility. This facility replaced the existing €97.0 million (Euro) credit facility. On June 29, 2012, Sherwin-Williams Canada Inc., a wholly-owned subsidiary of the Company, entered into a new CAD 75.0 million five-year credit facility which replaced the existing credit facility. On March 18, 2013, the aggregate amount of this credit facility was increased to CAD 150.0 million. These credit facilities are being used for general corporate purposes, including refinancing indebtedness and for acquisitions.
On January 30, 2012, the Company entered into a five-year credit agreement, subsequently amended on multiple dates, which gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit of up to an aggregate availability of $500.0 million. On April 23, 2012, the Company entered into a five-year credit agreement, subsequently amended on multiple dates, which gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $250.0 million. On November 14, 2012, the Company entered into a three-year credit agreement, subsequently amended on multiple dates, which gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $250.0 million. The three credit agreements entered into in 2012 replace prior credit facilities that matured in 2012 and 2011. At December 31, 2013, 2012 and 2011, there were no borrowings outstanding under any of these credit agreements.
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
See Note 7, on pages 61 and 62 of this report, for a detailed description of the Company’s debt outstanding and other available financing programs.
Defined Benefit Pension and Other Postretirement Benefit Plans
In accordance with the accounting prescribed by the Retirement Benefits Topic of the ASC, the Company’s total liability for unfunded or underfunded defined benefit pension plans increased $12.1 million to $52.1 million primarily due to the acquisition of three Canadian defined benefit pension plans in connection with the 2013 acquisition of the U.S./Canada business of Comex as well as changes in the actuarial assumptions of the Company's foreign plans. Postretirement benefits other than pensions decreased $51.5 million to $286.7 million at December 31, 2013 due primarily to changes in the actuarial assumptions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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
The assumed discount rate used to determine the actuarial present value of projected defined benefit pension and other postretirement benefit obligations for domestic plans was increased from 3.73 percent to 4.65 percent at December 31, 2013 due to increased rates of high-quality, long-term investments and was slightly higher for foreign defined benefit pension plans. The rate of compensation increases used to determine the projected benefit obligations remained at 4.0 percent for domestic pension plans and was slightly higher on most foreign plans. In deciding on the rate of compensation increases, management considered historical Company increases as well as expectations for future increases. The expected long-term rate of return on assets was decreased to 6.0 percent for 2013 for domestic pension plans and was slightly lower for most foreign plans. In establishing the expected long-term rate of return on plan assets for 2013, management considered the historical rates of return, the nature of investments and an expectation for future investment strategies. The assumed health care cost trend rates used to determine the net periodic benefit cost of postretirement benefits other than pensions for 2013 were 8.0 percent for medical and prescription drug cost increases, both decreasing gradually to 5.0 percent in 2022. The assumed health care cost trend rates used to determine the benefit obligation at December 31, 2013 were between 6.5 percent and 7.5 percent for medical and prescription drug cost increases. In developing the assumed health care cost trend rates, management considered industry data, historical Company experience and expectations for future health care costs.
For 2014 Net pension cost and Net periodic benefit cost recognition for domestic plans, the Company will use a discount rate of 4.65 percent, an expected long-term rate of return on assets of 6.0 percent, a rate of compensation increase of 4.0 percent and cost trend rates between 6.5 percent and 7.5 percent for health care and prescription drug cost increases. Slightly higher discount rates and rates of compensation increases and lower expected long-term rates of return on plan assets will be used for most foreign plans. Use of these assumptions and amortization of actuarial gains will result in a domestic Net pension cost in 2014 that is expected to be approximately $13.8 million lower than in 2013 and a Net periodic benefit cost for postretirement benefits other than pensions that is expected to decrease $4.1 million in 2014 compared to 2013. See Note 6, on pages 56 through 61 of this report, for more information on the Company’s obligations and funded status of its defined benefit pension plans and postretirement benefits other than pensions.
Other Long-Term Liabilities
Other long-term liabilities increased $74.1 million during 2013 due primarily to an increase in non-current deferred tax liabilities of $73.5 million, an increase in long-term pension liabilities of $3.0 million and an increase in deferred compensation liabilities of $1.7 million, partially offset by a decrease in accruals for extended environmental-related liabilities of $10.6 million and a decrease in long-term commitments related to the affordable housing and historic renovation real estate properties of $5.4 million. See below and Note 8, on pages 62 and 63 of this report, for further information on environmental-related long-term liabilities.
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
Depreciation of capital expenditures and other expenses related to ongoing environmental compliance measures were included in the normal operating expenses of conducting business. The Company’s capital expenditures, depreciation and other expenses related to ongoing environmental compliance measures were not material to the Company’s financial

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

condition, liquidity, cash flow or results of operations during 2013. Management does not expect that such capital expenditures, depreciation and other expenses will be material to the Company’s financial condition, liquidity, cash flow or results of operations in 2014.
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
The Company accrues for estimated costs of investigation and remediation activities at its currently or formerly owned sites and third-party sites for which commitments or clean-up plans have been developed and when such costs can be reasonably estimated based on industry standards and professional judgment. These estimated costs are determined based on currently available facts regarding each site. The Company accrues a specific estimated amount when such an amount and a time frame in which the costs will be incurred can be reasonably determined. If the best estimate of costs can only be identified as a range and no specific amount within that range can be determined more likely than any other amount within the range, the minimum of the range is accrued by the Company in accordance with applicable accounting rules and interpretations. The Company continuously assesses its potential liability for investigation and remediation activities and adjusts its environmental-related accruals as information becomes available upon which more accurate costs can be reasonably estimated. At December 31, 2013, 2012 and 2011, the Company had total current and long-term accruals for environmental-related activities of $102.0 million, $114.3 million and $132.1 million, respectively.
Due to the uncertainties of the scope and magnitude of contamination and the degree of investigation and remediation activities that may be necessary at certain currently or formerly owned sites and third-party sites, it is reasonably likely that further extensive investigations may be required and that extensive remedial actions may be necessary not only on such sites, but on adjacent properties. Depending on the extent of the additional investigations and remedial actions necessary, the Company’s ultimate liability may result in costs that are significantly higher than currently accrued. If the Company’s future loss contingency is ultimately determined to be at the maximum of the range of possible outcomes for every site for which costs can be reasonably estimated, the Company’s aggregate accruals for environmental-related activities would be $87.1 million higher than the accruals at December 31, 2013.

Two of the Company’s formerly owned sites, described below, account for the majority of the accruals for environmental-related activities and the unaccrued maximum of the estimated range of possible outcomes at December 31, 2013, 2012 and 2011. At December 31, 2013, $56.9 million, or 55.9 percent, of the total accrual for environmental-related activities related directly to these two sites. Of the aggregate unaccrued exposure at December 31, 2013, $59.2 million, or 68.0 percent, related to the two manufacturing sites. While environmental investigations and remedial actions are in different stages at these sites, additional investigations, remedial actions and/or monitoring will likely be required at each site.
Both of the sites are formerly owned manufacturing facilities in New Jersey that are in various stages of the environmental-related process. At the first site, extensive soil remediation was conducted on-site and completed in 2010 under an agency approved work plan. A small portion of soil remediation remains to be conducted on-site as well as some additional determination of possible off-site soil impacts. Investigation of the area groundwater continues to determine the degree and extent of contamination, both on-site and off-site. Although contamination determined to be associated with historical operations of the Company exists at the second site and adjacent areas, the extent and magnitude of the contamination has not yet been fully quantified. A final remedial action plan has not yet been formulated and clean up goals have not been approved by the lead governmental agency. It is reasonably likely that further extensive investigations may be required or that extensive remedial actions may be necessary at this formerly owned site, in adjacent areas or along adjacent waterways. At both sites, depending on the extent of the additional remedial actions necessary, the ultimate liability for these sites may exceed the amounts currently accrued and the maximum of the ranges of reasonably possible outcomes currently estimated by management.
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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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
Contractual Obligations and Commercial Commitments
The Company has certain obligations and commitments to make future payments under contractual obligations and commercial commitments. The following table summarizes such obligations and commitments as of December 31, 2013:

(thousands of dollars)	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Long-term debt	$1,627,581	$502,991	$572	$700,303	$423,715
Operating leases	1,220,132	277,599	441,829	256,632	244,072
Short-term borrowings	96,551	96,551
Interest on Long-term debt	543,621	46,409	62,519	53,053	381,640
Purchase obligations (a)	129,746	129,746
Other contractual obligations (b)	344,800	137,080	94,474	45,825	67,421
Total contractual cash obligations	$3,962,431	$1,190,376	$599,394	$1,055,813	$1,116,848

(a)	Relate to open purchase orders for raw materials at December 31, 2013.

(b)	Relate primarily to estimated future capital contributions to investments in the U.S. affordable housing and historic renovation real estate partnerships and various other contractual obligations.

	Amount of Commitment Expiration Per Period
Commercial Commitments	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Standby letters of credit	$25,896	$25,896
Surety bonds	36,819	36,819
Other commercial commitments	42,258	42,258
Total commercial commitments	$104,973	$104,973	$—	$—	$—
Warranties
The Company offers product warranties for certain products. The specific terms and conditions of such warranties vary depending on the product or customer contract requirements. Management estimated the costs of unsettled product warranty claims based on historical results and experience. Management periodically assesses the adequacy of the accrual for product warranty claims and adjusts the accrual as necessary. Changes in the Company’s accrual for product warranty claims during 2013, 2012 and 2011, including customer satisfaction settlements during the year, were as follows:

(thousands of dollars)	2013	2012	2011
Balance at January 1	$22,710	$22,071	$23,103
Charges to expense	33,265	28,590	29,957
Settlements	(29,220)	(27,951)	(30,989)
Balance at December 31	$26,755	$22,710	$22,071
Shareholders’ Equity
Shareholders’ equity decreased $17.3 million to $1.77 billion at December 31, 2013 from $1.79 billion last year. The decrease in Shareholders’ equity resulted primarily from the purchase of treasury stock for $769.3 million partially offset by an increase in retained earnings of $547.6 million, an increase in

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Other capital of $174.0 million, due primarily to stock options exercised, and a decrease in Cumulative other comprehensive loss of $49.3 million. The Company purchased 4.30 million shares of its common stock during 2013 for treasury. The Company acquires its common stock for general corporate purposes and, depending on its cash position and market conditions, it may acquire additional shares in the future. The Company had remaining authorization from its Board of Directors at December 31, 2013 to purchase 12.15 million shares of its common stock. The decrease of $49.3 million in Cumulative other comprehensive loss was due primarily to $96.0 million in net actuarial gains and prior service costs of defined benefit pension and other postretirement benefit plans partially offset by unfavorable foreign currency translation effects of $46.7 million attributable to the weakening of most foreign operations’ functional currencies against the U.S. dollar.
The increase in Other capital of $174.0 million was due primarily to the recognition of stock-based compensation expense, stock option exercises and related income tax effect. In 2013, redemptions of Preferred stock and Unearned ESOP compensation of $60.7 million occurred. Retained earnings increased $547.6 million during 2013 due to net income of $752.6 million partially offset by $205.0 million in cash dividends paid. The Company’s cash dividend per common share payout target is 30.0 percent of the prior year’s diluted net income per common share. The 2013 annual cash dividend of $2.00 per common share represented 33.2 percent of 2012 diluted net income per common share. The 2013 annual dividend represented the thirty-fifth consecutive year of dividend payments since the dividend was suspended in 1978. At a meeting held on February 19, 2014, the Board of Directors increased the quarterly cash dividend to $.55 per common share. This quarterly dividend, if approved in each of the remaining quarters of 2014, would result in an annual dividend for 2014 of $2.20 per common share or a 30.3 percent payout of 2013 diluted net income per common share. See the Statements of Consolidated Shareholders’ Equity, on page 47 of this report, and Notes 10, 11 and 12, on pages 66 through 69 of this report, for more information concerning Shareholders’ equity.
Cash Flow
Net operating cash increased $195.9 million to $1.08 billion in 2013 from $887.9 million in 2012 due primarily to an increase in net income of $121.5 million, a reduction in working capital of $44.3 million, year over year changes in deferred income taxes of $38.2 million, and decreased costs incurred for environmental-related matters of $19.2 million. Additionally, a payment to the ESOP for the DOL Settlement of $80.0 million in the first quarter of 2013 and a payment to the IRS for the 2011 ESOP settlement of $59.1 million in the first quarter of 2012 reduced cash flow from operations for each respective year. Net operating cash provided the funds necessary to support the Company’s acquisitions, sustain its remaining manufacturing and distribution capabilities, maintain its financial stability and return a portion of the cash generated to its shareholders through dividends and treasury stock purchases. Net investing cash improved $4.1 million to a usage of $338.3 million in 2013 from a usage of $342.5 million in 2012 due primarily to decreased cash usage to acquire businesses. Net financing cash decreased

$1.14 billion to a usage of $853.3 million in 2013 from a source of $286.6 million in 2012 due primarily to decreased proceeds from total net debt activity of $679.7 million, increased treasury stock purchases of $211.5 million, decreased proceeds from stock option exercises and income tax effect of stock-based compensation exercises and vesting totaling $208.7 million, and increased payments of cash dividends of $44.0 million. In 2013, the Company used Net operating cash to invest $79.9 million in acquisitions, spend $166.7 million in capital additions and improvements, purchase $769.3 million in treasury stock, and pay $205.0 million in cash dividends to its shareholders of common stock.
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

	Year Ended December 31,
(thousands of dollars)	2013	2012	2011
Net operating cash	$1,083,766	$887,886	$735,812
Capital expenditures	(166,680)	(157,112)	(153,801)
Cash dividends	(204,978)	(160,939)	(153,512)
Free cash flow	$712,108	$569,835	$428,499

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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
The Santa Clara County, California proceeding was initiated in March 2000 in the Superior Court of the State of California, County of Santa Clara. In the original complaint, the plaintiffs asserted various claims including fraud and concealment, strict product liability/failure to warn, strict product liability/design defect, negligence, negligent breach of a special duty, public nuisance, private nuisance, and violations of California’s Business and Professions Code. A number of the asserted claims were resolved in favor of the defendants through pre-trial proceedings. The named plaintiffs in the Fourth Amended Complaint, filed on March 16, 2011, are the Counties of Santa Clara, Alameda, Los Angeles, Monterey, San Mateo, Solano and Ventura, and the Cities of Oakland and San Diego and the City and County of San Francisco. The Fourth Amended Complaint asserted a sole claim for public nuisance, alleging that the presence of lead pigments for use in paint and coatings in, on and around residences in the plaintiffs’ jurisdictions constitutes a public nuisance. The plaintiffs sought the abatement of the alleged public nuisance that exists within the plaintiffs’ jurisdictions. A trial commenced on July 15, 2013 and ended on August 22, 2013. The court entered final judgment on January 27, 2014, finding in favor of the plaintiffs and against the Company and two other defendants (ConAgra Grocery Products Company and NL Industries, Inc.). The final judgment held the Company jointly and severally liable with the other two defendants to pay $1.15 billion into a fund to abate the public nuisance. The Company strongly disagrees with the judgment. The Company has filed a motion for new trial and a motion to vacate the judgment, and will file a notice of appeal at the appropriate time. The Company believes that the judgment conflicts with established principles of law and is unsupported by the evidence. The Company has had a favorable history with respect to lead pigment and lead-based paint litigation, particularly other public nuisance litigation, and accordingly, the Company believes that it is not probable that a loss has occurred and it is not possible to estimate the range of potential loss with respect to the case.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DOL leveraged ESOP settlement. As previously disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, on February 20, 2013, the Company reached a settlement with the DOL of the DOL's investigation of transactions related to the Company's ESOP that were implemented on August 1, 2006 and August 27, 2003. The DOL had notified the Company, among others, of potential enforcement claims asserting breaches of fiduciary obligations and sought compensatory and equitable remedies. The Company resolved all ESOP related claims with the DOL by agreeing, in part, to make a one-time payment of $80.0 million to the ESOP, resulting in a $49.2 million after tax charge to earnings in the fourth quarter of 2012. The Company made this required $80.0 million payment to the ESOP during the first quarter of 2013.
Government tax assessment settlements related to Brazilian operations (the "Brazil government tax assessments"). Charges of $28.7 million and $2.9 million were recorded to Cost of goods sold and SG&A, respectively, during 2013. The charges were primarily related to import duty taxes paid to the Brazilian government related to the handling of import duties on products brought into the country for the years 2006 through 2012. The Company elected to pay the taxes through an existing voluntary amnesty program offered by the government to resolve these issues rather than contest them in court. The after-tax charges were $21.9 million for the year. The Company's import duty process in Brazil was changed to reach a final resolution of this matter with the Brazilian government.
Market Risk
The Company is exposed to market risk associated with interest rate, foreign currency and commodity fluctuations. The Company occasionally utilizes derivative instruments as part of its overall financial risk management policy, but does not use derivative instruments for speculative or trading purposes. The Company entered into foreign currency option and forward currency exchange contracts with maturity dates of less than twelve months in 2013, 2012 and 2011, primarily to hedge against value changes in foreign currency. There were no derivative contracts outstanding at December 31, 2013, 2012 and 2011. The Company believes it may be exposed to continuing market risk from foreign currency exchange rate and commodity price fluctuations. However, the Company does not expect that foreign currency exchange rate and commodity price fluctuations or hedging contract losses will have a material adverse effect on the Company’s financial condition, results of operations or cash flows. See Notes 1 and 13 on pages 48 and 70 of this report.
Financial Covenant
Certain borrowings contain a consolidated leverage covenant. The covenant states the Company’s leverage ratio is not to exceed 3.00 to 1.00. In connection with the new credit facility entered into on July 8, 2011, the leverage ratio was increased to 3.25 to 1.00. The leverage ratio is defined as the ratio of total indebtedness (the sum of Short-term borrowings, Current portion of long-term debt, and Long-term debt) at the reporting date to consolidated “Earnings Before Interest, Taxes, Depreciation, and Amortization” (EBITDA) for the 12-month period ended on the same date. Refer to the “Results of Operations” caption below for a reconciliation of EBITDA to Net income. At December 31, 2013, the Company was in compliance with the covenant. The Company’s Notes, Debentures and revolving credit agreement contain various default and cross-default provisions. In the event of default under any one of these arrangements, acceleration of the maturity of any one or more of these borrowings may result. See Note 7 on pages 61 and 62 of this report.
Employee Stock Ownership Plan (ESOP)
Participants in the Company’s ESOP are allowed to contribute up to the lesser of twenty percent of their annual compensation or the maximum dollar amount allowed under the Internal Revenue Code. Prior to July 1, 2009, the Company matched one hundred percent of all contributions up to six percent of eligible employee contributions. Effective July 1, 2009, the ESOP was amended to change the Company match to one hundred percent on the first three percent of eligible employee contributions and fifty percent on the next two percent of eligible contributions. Effective July 1, 2011, the ESOP was amended to reinstate the Company match to six percent of eligible employee contributions. The Company’s matching contributions to the ESOP charged to operations were $67.4 million in 2013 compared to $142.8 million in 2012, including the $80.0 million DOL Settlement. The Company can fund the ESOP by redeeming a portion of the Preferred stock held by the ESOP or with cash. At December 31, 2013, there were 13,609,442 shares of the Company’s common stock being held by the ESOP, representing 13.6 percent of the total number of voting shares outstanding. See Note 11, on pages 67 and 68 of this report, for more information concerning the Company’s ESOP and preferred stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS - 2013 vs. 2012
Shown below are net sales and segment profit and the percentage change for the current period by segment for 2013 and 2012:

	Year Ended December 31,
(thousands of dollars)	2013	2012	Change
Net Sales:
Paint Stores Group	$6,002,143	$5,409,947	10.9%
Consumer Group	1,341,689	1,321,887	1.5%
Global Finishes Group	2,004,530	1,960,699	2.2%
Latin America Coatings Group	832,450	836,057	-0.4%
Administrative	4,720	5,872	-19.6%
Net sales	$10,185,532	$9,534,462	6.8%

	Year Ended December 31,
(thousands of dollars)	2013	2012	Change
Income Before Income Taxes:
Paint Stores Group	$990,523	$861,763	14.9%
Consumer Group	242,061	216,422	11.8%
Global Finishes Group	170,591	147,231	15.9%
Latin America Coatings Group	38,645	81,238	-52.4%
Administrative	(355,862)	(399,345)	10.9%
Income before income taxes	$1,085,958	$907,309	19.7%
Consolidated net sales for 2013 increased due primarily to higher paint sales volume in the Paint Stores Group and acquisitions. One acquisition completed in 2013 and two acquisitions completed in 2012 increased consolidated net sales 1.8 percent. Unfavorable currency translation rate changes decreased 2013 consolidated net sales 0.8 percent. Net sales of all consolidated foreign subsidiaries were up 3.9 percent to $2.13 billion for 2013 versus $2.05 billion for 2012 due primarily to acquisitions and selling price increases. Unfavorable foreign currency translation rates reduced net sales for all consolidated foreign subsidiaries during 2013 by 3.4 percent. Net sales of all operations other than consolidated foreign subsidiaries were up 7.6 percent to $8.06 billion for 2013 versus $7.48 billion for 2012.
Net sales in the Paint Stores Group in 2013 increased primarily due to higher architectural paint sales volume across all end market segments and acquisitions. Acquisitions increased net sales 2.2 percent for the year. Net sales from stores open for more than twelve calendar months increased 7.8 percent for the full year. During 2013, the Paint Stores Group acquired 306 stores, opened 86 new stores and closed 4 redundant locations for a net increase of 388 stores, increasing the total number of stores in operation at December 31, 2013 to 3,908 in the United States, Canada and the Caribbean. The Paint Stores Group’s objective is to expand its store base an average of three percent each year, primarily through internal growth. Sales of products other than paint increased approximately 8.7 percent for the year over 2012. A discussion of changes in volume versus pricing for sales of products other than paint is not pertinent due to the wide assortment of general merchandise sold.
Net sales of the Consumer Group increased due primarily to acquisitions partially offset by the previously disclosed elimination of a portion of a paint program with a large retail customer. Acquisitions increased net sales 2.4 percent compared to 2012. Sales of aerosols, brushes, rollers, caulk and other paint related products, excluding acquisitions, were all up low-single digits as compared to 2012. A discussion of changes in volume versus pricing for sales of products other than paint is not pertinent due to the wide assortment of paint-related merchandise sold. The Consumer Group plans to continue its promotions of new and existing products in 2014 and continue expanding its customer base and product assortment at existing customers.
The Global Finishes Group’s net sales in 2013, when stated in U.S. dollars, increased due primarily to selling price increases and acquisitions partially offset by unfavorable currency translation rate changes. Acquisitions increased this Group’s net sales in U.S. dollars by 1.2 percent. Paint sales volume percentage, excluding acquisitions, decreased in the low-single digits. Unfavorable currency translation rate changes in the year decreased net sales by 0.4 percent for 2013. In 2013, the Global Finishes Group opened 2 new branches and closed 4 locations for a net decrease of 2 branches, decreasing the total to 300 branches open in the United States, Canada, Mexico, South America, Europe and Asia at year-end. In 2014, the Global Finishes Group expects to continue expanding its worldwide presence and improving its customer base.
The Latin America Coatings Group’s net sales in 2013, when stated in U.S. dollars, decreased due primarily to unfavorable currency translation rate changes partially offset by selling price increases. Paint sales volume in 2013 was nearly flat when compared to 2012. Unfavorable currency translation rate changes in the year decreased net sales by 7.1 percent for 2013. In 2013, the Latin America Coatings Group opened 14 new stores and closed 8 locations for a net increase of 6 stores, increasing the total to 282 stores open in North and South America at year-end. In 2014, the Latin America Coatings Group expects to continue expanding its regional presence and improving its customer base.
Net sales in the Administrative segment, which primarily consist of external leasing revenue of excess headquarters space and leasing of facilities no longer used by the Company in its primary business, decreased by an insignificant amount in 2013.
Consolidated gross profit increased $410.3 million in 2013 and improved as a percent to net sales to 45.3 percent from 44.1 percent in 2012 due primarily to higher paint sales volume partially offset by dilution from acquisitions and unfavorable

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

currency translation rate changes. The Paint Stores Group’s gross profit for 2013 increased $330.9 million compared to 2012 due primarily to higher paint sales volume and acquisitions and increased as a percent of sales due primarily to higher paint sales volume partially offset by acquisitions. Acquisitions increased Paint Stores Group's gross profits by $18.0 million, or 15.5 percent of acquisition net sales. The Consumer Group’s gross profit increased $47.4 million and increased as a percent of sales for 2013 over 2012 due primarily to increased production volume and improved operating efficiencies. Acquisitions increased Consumer Group's gross profits by $8.0 million, or 24.7 percent of acquisition net sales. The Global Finishes Group’s gross profit for 2013 increased $43.6 million due primarily to selling price increases, improved operating efficiencies and acquisitions partially offset by unfavorable currency translation rate changes. The Global Finishes Group’s gross profit increased as a percent of sales due primarily to selling price increases and improved operating efficiencies partially offset by dilution from acquisitions and unfavorable currency translation rate changes. Acquisitions increased Global Finishes Group’s gross profit by $5.7 million, or 25.2 percent of acquisition net sales, and foreign currency translation rate fluctuations decreased gross profit by $3.9 million for 2013. The Latin America Coatings Group’s gross profit for 2013 decreased $28.8 million and decreased as a percent of sales. Charges of $28.7 million recorded during 2013 reduced gross profit related to the Brazil government tax assessments. Additionally, unfavorable currency translation rate changes were only partially offset by selling price increases. Foreign currency translation rate fluctuations decreased gross profit by $15.4 million for 2013. The Administrative segment’s gross profit increased by $17.1 million due primarily to the DOL Settlement recorded during 2012.
SG&A increased by $208.0 million due primarily to increased expenses to support higher sales levels in nearly all Reportable Segments and acquisitions partially offset by the DOL Settlement recorded during 2012. Acquisitions added $75.6 million of SG&A in 2013, representing 44.1 percent of acquisition net sales. SG&A decreased as a percent of sales to 34.0 percent in 2013 from 34.2 percent in 2012. In the Paint Stores Group, SG&A increased $204.1 million for the year due primarily to increased spending due to the number of new store openings and increased expenses to maintain customer service and acquisitions SG&A, including transaction and integration costs, of $61.6 million, or 52.9 percent of acquisition net sales. The Consumer Group’s SG&A increased by $15.9 million for the year due to increased sales levels and acquisitions SG&A of $8.1 million, or 25.0 percent of acquisition net sales. The Global Finishes Group’s SG&A increased by $13.0 million for the year relating primarily to increased sales levels and acquisitions SG&A of $5.9 million, or 26.2 percent of acquisition net sales, partially offset by foreign currency translation rate fluctuations reducing SG&A by $3.0 million. The Latin America Coatings Group’s SG&A increased by $8.1 million for the year relating primarily to the Brazil government tax assessments and related expenses partially offset by foreign currency translation rate fluctuations of $10.3 million. The Administrative segment’s SG&A decreased $33.1 million primarily due to the DOL Settlement recorded during 2012 partially offset by increased information systems costs to integrate previous years acquisitions and acquisition transaction expenses.
Other general expense - net decreased $2.7 million in 2013 compared to 2012. The decrease was mainly caused by a decrease of $9.1 million of expense in the Administrative segment, primarily due to a year-over-year decrease in provisions for environmental matters of $9.5 million partially offset by increased loss on sale or disposal of assets of $1.8 million. In addition, Other general expense - net in the Consumer Group had lower income adjustments associated with prior exit or disposal activities of $5.0 million as compared to 2012, while insignificant changes occurred in Other general expense - net of the remaining Reportable Segments. See Note 13, on pages 69 and 70 of this report, for more information concerning Other general expense - net.
Impairments of trademarks of $4.1 million were recorded in 2012. As required by the Goodwill and Other Intangibles Topic of the ASC, management performed an annual impairment test of goodwill and indefinite-lived intangible assets as of October 1, 2013. The impairment test in 2013 resulted in no impairment of goodwill and trademarks. The impairment test in 2012 resulted in no impairment of goodwill and an impairment of $4.1 million of several indefinite-lived trademarks primarily in the Paint Stores Group as a result of planned conversion of various acquired brands. The remaining book values of these trademarks are now being amortized over their estimated future lives. The impairment charges are shown as a separate line in the Statements of Consolidated Income in accordance with the Goodwill and Other Intangibles Topic of the ASC. See Note 4, on pages 52 and 53 of this report, for more information concerning the impairment of intangible assets.
Interest expense, included in the Administrative segment, increased $19.9 million in 2013 versus 2012 due primarily to higher average debt levels and a one-time interest expense charge of $3.2 million from early retirement of debt during the fourth quarter.
Other expense (income) - net decreased to $0.9 million expense from $9.9 million income in 2012. This was primarily due to foreign currency related transaction losses of $7.7 million in 2013 versus foreign currency related transaction gains of $3.1 million in 2012, primarily in the Global Finishes and Latin America Coatings Groups. See Note 13, on page 70 of this report, for more information concerning Other expense (income) - net.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Consolidated Income before income taxes in 2013 increased $178.6 million due primarily to an increase of $410.3 million in gross profit partially offset by an increase of $208.0 million in SG&A and an increase of $27.7 million in interest expense, interest and net investment income and other expenses. Income before income taxes increased $128.8 million in the Paint Stores Group, $23.4 million in the Global Finishes Group and $25.6 million in the Consumer Group, but declined $42.6 million in the Latin America Coatings Group when compared to 2012. The Administrative segment had a favorable impact on Income before income taxes of $43.5 million when compared to 2012. Segment profit of all consolidated foreign subsidiaries decreased 33.0 percent to $106.2 million for 2013 versus $158.4 million for 2012 due primarily to an increase in SG&A of $38.0 million, including the Brazil government tax assessments and related expenses, and reduced Other income - net of $24.1 million partially offset by an increase in gross profit of $13.4 million, which included charges to Cost of goods sold due to the Brazil government tax assessments. Segment profit of all operations other than consolidated foreign subsidiaries increased 30.8 percent to $979.8 million for 2013 versus $748.9 million for 2012.
Net income increased $121.5 million in 2013 due to the increase in Income before income taxes.
The effective income tax rate for 2013 was 30.7 percent. The effective income tax rate for 2012 was 30.4 percent. Diluted net income per common share increased 20.6 percent to $7.26 per share for 2013, which included charges relating to the Brazil government tax assessments ($.21 per share), from $6.02 per share a year ago, which included charges relating to the DOL Settlement ($.47 per share).
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

	Year Ended December 31,
(thousands of dollars)	2013	2012	2011
Net income	$752,561	$631,034	$441,860
Interest expense	62,714	42,788	42,497
Income taxes	333,397	276,275	299,688
Depreciation	158,763	152,217	151,212
Amortization	29,031	26,985	29,692
EBITDA	$1,336,466	$1,129,299	$964,949
RESULTS OF OPERATIONS - 2012 vs. 2011
Shown below are net sales and segment profit and the percentage change for the current period by segment for 2012 and 2011:

	Year Ended December 31,
(thousands of dollars)	2012	2011	Change
Net Sales:
Paint Stores Group	$5,409,947	$4,779,826	13.2%
Consumer Group	1,321,887	1,274,281	3.7%
Global Finishes Group	1,960,699	1,878,326	4.4%
Latin America Coatings Group	836,057	828,451	0.9%
Administrative	5,872	4,815	22.0%
Net sales	$9,534,462	$8,765,699	8.8%

	Year Ended December 31,
(thousands of dollars)	2012	2011	Change
Income Before Income Taxes:
Paint Stores Group	$861,763	$645,743	33.5%
Consumer Group	216,422	173,654	24.6%
Global Finishes Group	147,231	90,271	63.1%
Latin America Coatings Group	81,238	75,494	7.6%
Administrative	(399,345)	(243,614)	-63.9%
Income before income taxes	$907,309	$741,548	22.4%
Consolidated net sales for 2012 increased due primarily to higher paint sales volume in the Paint Stores Group and selling price increases across all Reportable segments. Two acquisitions completed in 2012 and one acquisition completed in 2011 increased consolidated net sales 0.9 percent. Unfavorable currency translation rate changes decreased 2012 consolidated net sales 1.8 percent. Net sales of all consolidated foreign subsidiaries were up 3.4 percent to $2.05 billion for 2012 versus $1.98 billion for 2011 due primarily to acquisitions and selling price increases. Unfavorable foreign currency translation rates reduced net sales for all consolidated foreign subsidiaries during 2012 by 7.9 percent. Net sales of all operations other than consolidated foreign subsidiaries were up 10.3 percent to $7.48 billion for 2012 versus $6.78 billion for 2011.

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
Net sales of the Consumer Group increased due primarily to selling price increases and acquisitions. Acquisitions increased net sales 3.2 percent compared to 2011. Sales of aerosols, brushes, rollers, caulk and other paint-related products were all up mid-single digits as compared to 2011. A discussion of changes in volume versus pricing for sales of products other than paint is not pertinent due to the wide assortment of paint-related merchandise sold. The Consumer Group plans to continue its promotions of new and existing products in 2013 and continue expanding its customer base and product assortment at existing customers.
The Global Finishes Group’s net sales in 2012, when stated in U.S. dollars, increased due primarily to selling price increases, higher paint sales volume, and acquisitions partially offset by unfavorable currency translation rate changes. Acquisitions increased this Group’s net sales in U.S. dollars by 1.8 percent. Paint sales volume percentage, excluding acquisitions, increased in the low-single digits. Unfavorable currency translation rate changes in the year decreased net sales by 3.5 percent for 2012. In 2012, the Global Finishes Group opened 1 new branch and closed 2 locations for a net decrease of 1 branch, decreasing the total to 302 branches open in the United States, Canada, Mexico, South America, Europe and Asia at year-end. In 2013, the Global Finishes Group expects to continue expanding its worldwide presence and improving its customer base.
The Latin America Coatings Group’s net sales in 2012, when stated in U.S. dollars, increased due primarily to selling price increases and higher paint sales volume partially offset by unfavorable currency translation rate changes. Paint sales volume percentage increased in the low-single digits. Unfavorable currency translation rate changes in the year decreased net sales by 10.2 percent for 2012. In 2012, the Latin America Coatings Group opened 17 new stores and closed 6 locations for a net increase of 11 stores, increasing the total to 276 stores open in North and South America at year-end. In 2013, the Latin America Coatings Group expects to continue expanding its regional presence and improving its customer base.
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
SG&A increased by $298.8 million due primarily to increased expenses to support higher sales levels in all Reportable Segments, the DOL Settlement and acquisitions. Acquisitions added $16.3 million of SG&A in 2012, representing 21.6 percent of acquisition net sales. SG&A increased as a percent of sales to 34.2 percent in 2012 from 33.8 percent in 2011. In the Paint Stores Group, SG&A increased $153.7 million for the year due primarily to increased spending due to the number of new store openings and increased expenses to maintain customer service. The Consumer Group’s SG&A increased by $23.6 million for the year due to increased sales levels and acquisitions SG&A of $7.1 million, or 17.6 percent of acquisition net sales. The Global Finishes Group’s SG&A increased by $2.1 million for the year relating primarily to

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

increased sales levels and acquisitions SG&A of $9.2 million, or 26.4 percent of acquisition net sales, partially offset by foreign currency translation rate fluctuations reducing SG&A by $15.9 million. The Latin America Coatings Group’s SG&A decreased by $2.4 million for the year relating primarily to foreign currency translation rate fluctuations of $17.5 million partially offset by increased expenses to support higher sales volume levels. The Administrative segment’s SG&A increased $121.9 million primarily due to an increase in incentive compensation, including stock-based compensation expense, the DOL Settlement and information systems costs to integrate previous years acquisitions. See Note 12, on pages 68 through 69 of this report, for more information concerning stock-based compensation.
Other general expense - net increased $2.5 million in 2012 compared to 2011. The increase was mainly caused by an increase of $6.7 million of expense in the Administrative segment, primarily due to loss on sale or disposal of assets of $3.5 million in 2012 versus a gain on sale of assets of $5.5 million in 2011. Partially offsetting this unfavorable comparison was a decrease in provisions for environmental matters of $2.4 million in the Administrative segment. In addition, Other general expense - net in the Consumer Group had higher income adjustments associated with prior exit or disposal activities of $3.1 million as compared to 2011, while insignificant changes occurred in Other general expense - net of the remaining Reportable Segments. See Note 13, on pages 69 and 70 of this report, for more information concerning Other general expense - net.
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
Other income - net increased to $9.9 million income from $4.8 million income in 2011. This was primarily due to foreign currency related transaction gains of $3.1 million in 2012 versus foreign currency related transaction losses of $4.7 million in 2011, primarily in the Global Finishes and Latin America Coatings Groups. See Note 13, on page 70 of this report, for more information concerning Other income - net.
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
In order to ensure that the Company’s internal control over financial reporting was effective as of December 31, 2013, we conducted an assessment of its effectiveness under the supervision and with the participation of our management group, including our principal executive officer and principal financial officer. This assessment was based on the 1992 criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In 2013, the Company completed the acquisition of the U.S./Canada business of Consorcio Comex, S.A. de C.V. As permitted by the Securities and Exchange Commission, management excluded the non-integrated operations of this acquisition from its assessment of internal control over financial reporting as of December 31, 2013. Non-integrated operations of this acquisition constituted approximately four percent of consolidated total assets (excluding goodwill and other intangible assets) as of December 31, 2013, and increased consolidated net sales by one percent and decreased consolidated net income by 2% for the year then ended. Operations of this acquisition will be included in the Company's assessment as of December 31, 2014.
Based on our assessment of internal control over financial reporting under the criteria established in Internal Control – Integrated Framework, we have concluded that, as of December 31, 2013, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting as of December 31, 2013 has been audited by Ernst & Young LLP, an independent registered public accounting firm, and their report on the effectiveness of our internal control over financial reporting is included on page 41 of this report.

C. M. Connor
Chairman and Chief Executive Officer

S. P. Hennessy
Senior Vice President - Finance and Chief Financial Officer

A. J. Mistysyn
Vice President - Corporate Controller

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Shareholders and the Board of Directors
The Sherwin-Williams Company
We have audited The Sherwin-Williams Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). The Sherwin-Williams Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
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

As indicated in the accompanying Report of Management on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the U.S./Canada business of Consorcio Comex, S.A. de C.V. (Comex), which is included in the 2013 consolidated financial statements of the Sherwin-Williams Company and constituted approximately four percent of consolidated total assets (excluding goodwill and other intangible assets) as of December 31, 2013 and increased consolidated net sales by one percent and decreased consolidated net income by two percent for the year then ended. Our audit of internal control over financial reporting of The Sherwin-Williams Company as of December 31, 2013 also did not include an evaluation of and conclusion on the effectiveness of the internal controls over financial reporting of the U.S./Canada business of Comex.
In our opinion, The Sherwin-Williams Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Sherwin-Williams Company as of December 31, 2013, 2012 and 2011, and the related statements of consolidated income and comprehensive income, cash flows and shareholders’ equity for the years then ended and our report dated February 27, 2014 expressed an unqualified opinion thereon.

Cleveland, Ohio
February 27, 2014

REPORT OF MANAGEMENT ON THE
CONSOLIDATED FINANCIAL STATEMENTS

Shareholders
The Sherwin-Williams Company
We are responsible for the preparation and fair presentation of the consolidated financial statements, accompanying notes and related financial information included in this report of The Sherwin-Williams Company and its consolidated subsidiaries (collectively, the “Company”) as of December 31, 2013, 2012 and 2011 and for the years then ended in accordance with U.S. generally accepted accounting principles. The consolidated financial information included in this report contains certain amounts that were based upon our best estimates, judgments and assumptions that we believe were reasonable under the circumstances.
We have conducted an assessment of the effectiveness of internal control over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As discussed in the Report of Management on Internal Control Over Financial Reporting on page 40 of this report, we concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013.
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

A. J. Mistysyn
Vice President - Corporate Controller

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE CONSOLIDATED FINANCIAL STATEMENTS

Shareholders and the Board of Directors
The Sherwin-Williams Company
We have audited the accompanying consolidated balance sheets of The Sherwin-Williams Company as of December 31, 2013, 2012 and 2011, and the related statements of consolidated income and comprehensive income, cash flows and shareholders’ equity for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Sherwin-Williams Company at December 31, 2013, 2012 and 2011, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Sherwin-Williams Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated February 27, 2014 expressed an unqualified opinion thereon.

Cleveland, Ohio
February 27, 2014

STATEMENTS OF CONSOLIDATED INCOME AND COMPREHENSIVE INCOME
(thousands of dollars except per common share data)

	Year Ended December 31,
	2013	2012	2011

Net sales	$10,185,532	$9,534,462	$8,765,699
Cost of goods sold	5,568,966	5,328,236	5,021,137

Gross profit (1)	4,616,566	4,206,226	3,744,562
Percent to net sales	45.3%	44.1%	42.7%

Selling, general and administrative expenses (1)	3,467,681	3,259,648	2,960,814
Percent to net sales	34.0%	34.2%	33.8%

Other general expense - net	2,519	5,248	2,731
Impairment of trademarks		4,086	5,492
Interest expense	62,714	42,788	42,497
Interest and net investment income	(3,242)	(2,913)	(3,711)
Other expense (income) - net	936	(9,940)	(4,809)

Income before income taxes	1,085,958	907,309	741,548
Income taxes (1), (2)	333,397	276,275	299,688

Net income	$752,561	$631,034	$441,860

Net income per common share:
Basic	$7.41	$6.15	$4.22
Diluted	$7.26	$6.02	$4.14
(1) Includes DOL Settlement of $49,163, net of tax (Cost of goods sold $16,000, Selling, general and administrative expenses $64,000 and tax benefit $30,837), or $.47 per share in the Year ended December 31, 2012.
(2) Includes IRS Settlement of $74,982, or approximately $.70 per share, in the Year ended December 31, 2011. See Note 14 for more information on the IRS Settlement.

	Year Ended December 31,
	2013	2012	2011

Net income	$752,561	$631,034	$441,860

Other comprehensive income (loss), net of tax:

Foreign currency translation adjustments	(46,748)	(7,403)	(65,632)

Employee benefit plans:
Net actuarial gains (losses) and prior service costs
arising during period (3)	85,051	(6,192)	(36,415)
Less: amortization of net actuarial losses and
prior service costs included in Net pension costs (4)	10,933	10,973	13,045
	95,984	4,781	(23,370)

Unrealized net gains (losses) on available-for-sale securities:
Unrealized holding gains (losses)
arising during period (5)	134	123	(623)
Less: reclassification adjustments for (gains) losses
included in net income (6)	(25)	(12)	68
	109	111	(555)

Other comprehensive income (loss)	49,345	(2,511)	(89,557)

Comprehensive income	$801,906	$628,523	$352,303
(3) Net of taxes of $(63,342), $2,846 and $25,504, in 2013, 2012 and 2011, respectively.
(4) Net of taxes of $(7,643), $(13,350) and $(8,183), in 2013, 2012 and 2011, respectively.
(5) Net of taxes of $(84), $(77) and $256, in 2013, 2012 and 2011, respectively.
(6) Net of taxes of $17, $7 and $(42) in 2013, 2012 and 2011, respectively.

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(thousands of dollars)

	December 31,
	2013	2012	2011
Assets
Current assets:
Cash and cash equivalents	$744,889	$862,590	$32,696
Accounts receivable, less allowance	1,097,751	1,032,508	989,873
Inventories:
Finished goods	779,057	732,359	730,727
Work in process and raw materials	191,758	187,965	196,082
	970,815	920,324	926,809
Deferred income taxes	104,496	126,730	149,207
Other current assets	240,766	207,086	163,008
Total current assets	3,158,717	3,149,238	2,261,593

Goodwill	1,178,687	1,156,005	1,108,008
Intangible assets	313,299	347,553	305,873
Deferred pension assets	302,446	249,911	228,350
Other assets	407,975	366,134	368,898
Property, plant and equipment:
Land	125,131	102,336	105,010
Buildings	715,096	677,944	668,802
Machinery and equipment	1,838,590	1,750,729	1,657,874
Construction in progress	62,563	56,582	41,264
	2,741,380	2,587,591	2,472,950
Less allowances for depreciation	1,719,997	1,621,695	1,516,420
	1,021,383	965,896	956,530
Total Assets	$6,382,507	$6,234,737	$5,229,252

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings	$96,551	$69,035	$346,313
Accounts payable	998,484	922,999	965,149
Compensation and taxes withheld	337,637	314,892	251,060
Accrued taxes	79,504	52,104	120,555
Current portion of long-term debt	502,948	3,689	7,823
Other accruals	513,433	513,717	471,761
Total current liabilities	2,528,557	1,876,436	2,162,661

Long-term debt	1,122,373	1,632,165	639,231
Postretirement benefits other than pensions	268,874	320,223	297,528
Other long-term liabilities	688,168	614,109	612,913

Shareholders’ equity:
Common stock - $1.00 par value:
100,129,380, 103,270,067 and 103,854,234 shares outstanding
at December 31, 2013, 2012 and 2011, respectively	112,902	111,623	107,454
Preferred stock - convertible, no par value:
40,406, 101,086 and 160,273 shares outstanding
at December 31, 2013, 2012 and 2011, respectively	40,406	101,086	160,273
Unearned ESOP compensation	(40,406)	(101,086)	(160,273)
Other capital	1,847,801	1,673,788	1,297,625
Retained earnings	1,774,050	1,226,467	756,372
Treasury stock, at cost	(1,639,174)	(849,685)	(276,654)
Cumulative other comprehensive loss	(321,044)	(370,389)	(367,878)
Total shareholders’ equity	1,774,535	1,791,804	1,516,919

Total Liabilities and Shareholders’ Equity	$6,382,507	$6,234,737	$5,229,252
See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS
(thousands of dollars)

	Year Ended December 31,
Operating Activities	2013	2012	2011
Net income	$752,561	$631,034	$441,860
Adjustments to reconcile net income to net operating cash:
Depreciation	158,763	152,217	151,212
Amortization of intangible assets	29,031	26,985	29,692
Impairment of trademarks and goodwill		4,086	5,492
Provisions for environmental-related matters	(2,751)	6,736	9,100
Provisions for qualified exit costs	4,682	2,734	534
Deferred income taxes	27,775	(10,422)	16,913
Defined benefit pension plans net cost	20,641	20,309	12,326
Income tax effect of ESOP on other capital			(3,211)
Stock-based compensation expense	58,004	54,348	48,176
Net increase in postretirement liability	5,233	3,666	6,793
Decrease in non-traded investments	57,261	72,861	62,540
Loss (gain) on disposition of assets	5,207	3,454	(5,469)
Other	(27,214)	(18,349)	3,137
Change in working capital accounts:
(Increase) in accounts receivable	(41,473)	(33,578)	(93,697)
Decrease (increase) in inventories	25,031	19,929	(19,222)
Increase (decrease) in accounts payable	34,685	(51,124)	64,053
Increase (decrease) in accrued taxes	11,314	(70,264)	5,435
Increase (decrease) in accrued compensation and taxes withheld	24,435	63,697	(538)
Increase (decrease) in refundable income taxes	13,244	(32,967)	(572)
DOL settlement accrual	(80,000)	80,000
Other	43,804	11,000	36,249
Costs incurred for environmental-related matters	(12,539)	(31,689)	(30,451)
Costs incurred for qualified exit costs	(7,419)	(4,577)	(6,181)
Other	(16,509)	(12,200)	1,641
Net operating cash	1,083,766	887,886	735,812

Investing Activities
Capital expenditures	(166,680)	(157,112)	(153,801)
Acquisitions of businesses, net of cash acquired	(79,940)	(99,242)	(44,436)
Proceeds from sale of assets	3,045	9,677	12,842
Increase in other investments	(94,739)	(95,778)	(92,374)
Net investing cash	(338,314)	(342,455)	(277,769)

Financing Activities
Net increase (decrease) in short-term borrowings	31,634	(284,839)	(43,346)
Proceeds from long-term debt	473	999,697	40,777
Payments of long-term debt	(10,932)	(14,000)	(49,881)
Payments of cash dividends	(204,978)	(160,939)	(153,512)
Proceeds from stock options exercised	69,761	221,126	69,536
Income tax effect of stock-based compensation exercises and vesting	47,527	104,858	12,958
Treasury stock purchased	(769,271)	(557,766)	(367,372)
Other	(17,522)	(21,559)	15,631
Net financing cash	(853,308)	286,578	(475,209)
Effect of exchange rate changes on cash	(9,845)	(2,115)	(8,723)
Net (decrease) increase in cash and cash equivalents	(117,701)	829,894	(25,889)
Cash and cash equivalents at beginning of year	862,590	32,696	58,585
Cash and cash equivalents at end of year	$744,889	$862,590	$32,696
Taxes paid on income	$200,748	$223,329	$196,147
Interest paid on debt	61,045	41,551	42,897

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

	Common Stock	Preferred Stock	Unearned ESOP Compen-sation	Other Capital	Retained Earnings	Treasury Stock	Cumulative Other Comprehensive Loss	Total
Balance at January 1, 2011	$231,346	$216,753	$(216,753)	$1,222,909	$4,824,489	$(4,390,983)	$(278,321)	$1,609,440
Net income					441,860			441,860
Other comprehensive loss							(89,557)	(89,557)
Treasury stock purchased						(367,372)		(367,372)
Treasury stock retired	(125,426)				(4,356,465)	4,481,891
Redemption of preferred stock		(56,480)	56,480
Income tax effect of ESOP*				(54,420)				(54,420)
Stock options exercised	1,234			68,302		(190)		69,346
Income tax effect of stock compensation				12,958				12,958
Restricted stock and stock option grants (net activity)	300			47,876				48,176
Cash dividends - $1.46 per common share					(153,512)			(153,512)
Balance at December 31, 2011	107,454	160,273	(160,273)	1,297,625	756,372	(276,654)	(367,878)	1,516,919
Net income					631,034			631,034
Other comprehensive loss							(2,511)	(2,511)
Treasury stock purchased						(557,766)		(557,766)
Redemption of preferred stock		(59,187)	59,187
Stock options exercised	3,867			217,259		(15,265)		205,861
Income tax effect of stock compensation				104,858				104,858
Restricted stock and stock option grants (net activity)	302			54,046				54,348
Cash dividends - $1.56 per common share					(160,939)			(160,939)
Balance at December 31, 2012	111,623	101,086	(101,086)	1,673,788	1,226,467	(849,685)	(370,389)	1,791,804
Net income					752,561			752,561
Other comprehensive income							49,345	49,345
Treasury stock purchased						(769,271)		(769,271)
Redemption of preferred stock		(60,680)	60,680
Stock options exercised	1,128			68,633		(20,218)		49,543
Income tax effect of stock compensation				47,527				47,527
Restricted stock and stock option grants (net activity)	151			57,853				58,004
Cash dividends - $2.00 per common share					(204,978)			(204,978)
Balance at December 31, 2013	$112,902	$40,406	$(40,406)	$1,847,801	$1,774,050	$(1,639,174)	$(321,044)	$1,774,535

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

Non-traded investments: The Company has invested in the U.S. affordable housing and historic renovation real estate markets. These non-traded investments have been identified as variable interest entities. However, because the Company does not have the power to direct the day-to-day operations of the investments and the risk of loss is limited to the amount of contributed capital, the Company is not considered the primary beneficiary. In accordance with the Consolidation Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), the investments are not consolidated. The Company uses the effective yield method to determine the carrying value of the investments. Under the effective yield method, the initial cost of the investments is amortized over the period that the tax credits are recognized. The carrying amounts of the investments, included in Other assets, were $210,779, $223,701 and $232,366 at December 31, 2013, 2012 and 2011, respectively. The liabilities recorded on the balance sheets for estimated future capital contributions to the investments were $198,761, $218,688 and $235,355 at December 31, 2013, 2012 and 2011, respectively.
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

	December 31,
	2013		2012		2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Publicly traded debt	$1,620,646	$1,614,739	$1,630,056	$1,706,487	$632,423	$703,238
Non-traded debt	4,675	4,430	5,798	5,600	14,631	14,070

Derivative instruments: The Company utilizes derivative instruments as part of its overall financial risk management policy. The Company entered into foreign currency option and forward currency exchange contracts with maturity dates of less than twelve months in 2013, 2012 and 2011, primarily to hedge against value changes in foreign currency. See Note 13. There were no derivative contracts outstanding at December 31, 2013, 2012 and 2011.

Fair value measurements. The following tables summarize the Company’s assets and liabilities measured on a recurring and non-recurring basis in accordance with the Fair Value Measurements and Disclosures Topic of the ASC:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Assets and Liabilities Reported at Fair Value on a Recurring Basis

	Fair Value at December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Deferred compensation plan asset (a)	$21,660	$3,759	$17,901
Liabilities:
Deferred compensation plan liability (b)	$28,607	$28,607

(a)
The deferred compensation plan asset consists of the investment funds maintained for the future payments under the Company’s executive deferred compensation plan, which is structured as a rabbi trust. The investments are marketable securities accounted for under the Debt and Equity Securities Topic of the ASC. The level 1 investments are valued using quoted market prices multiplied by the number of shares. The level 2 investments are valued based on vendor or broker models. The cost basis of the investment funds is $21,224.

(b)	The deferred compensation plan liability represents the value of the Company’s liability under its deferred compensation plan based on quoted market prices in active markets for identical assets.
Assets and Liabilities Reported at Fair Value on a Nonrecurring Basis. Except for the acquisition-related fair value measurements described in Note 2 which qualify as level 2 measurements, there were no assets and liabilities measured at fair value on a nonrecurring basis in 2013.
Accounts receivable and allowance for doubtful accounts. Accounts receivable were recorded at the time of credit sales net of provisions for sales returns and allowances. The Company recorded an allowance for doubtful accounts of $54,460, $47,667 and $51,747 at December 31, 2013, 2012 and 2011, respectively, to reduce Accounts receivable to their estimated net realizable value. The allowance was based on an analysis of historical bad debts, a review of the aging of Accounts receivable and the current creditworthiness of customers. Account receivable balances are written-off against the allowance if a final determination of uncollectibility is made. All provisions for allowances for doubtful collection of accounts are related to the creditworthiness of accounts and are included in Selling, general and administrative expenses.
Reserve for obsolescence. The Company recorded a reserve for obsolescence of $97,523, $88,356 and $82,671 at December 31, 2013, 2012 and 2011, respectively, to reduce Inventories to their estimated net realizable value.
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
Accumulated amortization of finite-lived intangible assets was $279,102, $260,065 and $237,736 at December 31, 2013, 2012 and 2011, respectively. See Note 4.
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
Standby letters of credit. The Company occasionally enters into standby letter of credit agreements to guarantee various operating activities. These agreements provide credit availability to the various beneficiaries if certain contractual events occur. Amounts outstanding under these agreements totaled $25,896, $22,845 and $18,819 at December 31, 2013, 2012 and 2011, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Product warranties. The Company offers product warranties for certain products. The specific terms and conditions of such warranties vary depending on the product or customer contract requirements. Management estimated the costs of unsettled product warranty claims based on historical results and experience and included an amount in Other accruals. Management periodically assesses the adequacy of the accrual for product warranty claims and adjusts the accrual as necessary. Changes in the Company’s accrual for product warranty claims during 2013, 2012 and 2011, including customer satisfaction settlements during the year, were as follows:

	2013	2012	2011
Balance at January 1	$22,710	$22,071	$23,103
Charges to expense	33,265	28,590	29,957
Settlements	(29,220)	(27,951)	(30,989)
Balance at December 31	$26,755	$22,710	$22,071
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
Cumulative other comprehensive loss. At December 31, 2013, the ending balance of Cumulative other comprehensive loss included adjustments for foreign currency translation of $250,943, net prior service costs and net actuarial losses related to pension and other postretirement benefit plans of $70,611 and unrealized net gains on marketable equity securities of $510. At December 31, 2012 and 2011, the ending balance of Cumulative other comprehensive loss included adjustments for foreign currency translation of $204,195 and $196,792, respectively, net prior service costs and net actuarial losses related to pension and other postretirement benefit plans of $166,595 and $171,376, respectively, and unrealized gains on marketable equity securities of $401 and $290, respectively.
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
Costs of goods sold. Included in Costs of goods sold were costs for materials, manufacturing, distribution and related support. Distribution costs included all expenses related to the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

distribution of products including inbound freight charges, purchase and receiving costs, warehousing costs, internal transfer costs and all costs incurred to ship products. Also included in Costs of goods sold were total technical expenditures, which included research and development costs, quality control, product formulation expenditures and other similar items. Research and development costs included in technical expenditures were $47,042, $44,648 and $41,719 for 2013, 2012 and 2011, respectively.
Selling, general and administrative expenses. Selling costs included advertising expenses, marketing costs, employee and store costs and sales commissions. The cost of advertising was expensed as incurred. The Company incurred $262,492, $247,469 and $227,303 in advertising costs during 2013, 2012 and 2011, respectively. General and administrative expenses included human resources, legal, finance and other support and administrative functions.
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
Impact of recently issued accounting standards. In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2013-2, which amends the Comprehensive Income Topic of the Accounting Standards Codification (ASC). The updated standard requires the presentation of information about reclassifications out of accumulated other comprehensive income. ASU No. 2013-2 is effective for fiscal years and interim periods within those years beginning after December 15, 2012. The Company has adopted the standard on a prospective basis as required. The updated standard affects the Company's disclosures but has no impact on its results of operations, financial condition or liquidity.
NOTE 2 – ACQUISITIONS
On November 9, 2012, the Company entered into a definitive Stock Purchase Agreement to purchase all of the issued and outstanding shares of Consorcio Comex, S.A. de C.V. (Comex) for an aggregate purchase price of approximately $2.34 billion, including assumed debt. However, on July 17, 2013, the Federal Competition Commission of Mexico (Commission) informed the Company that the acquisition of Comex was not authorized. The Company appealed the Commission's decision.

On September 16, 2013, the Stock Purchase Agreement was amended and restated to extend the date by which the agreement can be terminated by either party to March 31, 2014. Additionally, the Stock Purchase Agreement was amended to reflect a revised purchase price of approximately $2.25 billion. On October 29, 2013, the Commission informed the Company that the Company's appeal relating to its pending acquisition of Comex's Mexico business was denied and the acquisition is not authorized. The Company is currently reviewing the Commission's decision and is considering all options, including whether to refile with the Commission. Comex is a leader in the paint and coatings market in Mexico with headquarters in Mexico City. Also on September 16, 2013, the Company entered into a new definitive Stock Purchase Agreement and completed the acquisition of Comex's U.S./Canada business for an aggregate consideration paid of $74,941, net of cash acquired. The Company has engaged an independent valuation firm to value the assets of the acquired business. Substantially all of the valuation firm's work has been completed, and the Company has recorded the appropriate adjustments. Once the valuation firm's work is finalized, the Company will record any remaining necessary adjustments. The acquisition resulted in the recognition of goodwill and intangible assets. The U.S./Canada business of Comex focuses on the manufacture and sale of paint and paint-related products through retail service centers under various proprietary brands. The acquisition of the U.S./Canada business of Comex strengthens the ability of the Paint Stores Group and Consumer Group to serve customers in key geographic markets.
Effective December 18, 2012, the Company acquired Jiangsu Pulanna Coating Co., Ltd. (Pulanna). Headquartered in Changzhou, China, Pulanna is a leading automotive refinishes coatings manufacturer in China. The acquisition strengthens the Global Finishes Group's established presence in China and its ability to serve automotive customers around the world.
Effective June 1, 2012, the Company acquired Geocel Holdings Corporation. Geocel manufactures innovative caulks, sealants and adhesives specially designed for tough construction and repair applications in commercial, residential, industrial and transport non-automotive markets. Geocel has operations in both the United States and United Kingdom. The acquisition strengthens the Consumer Group’s sealant and adhesive market position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

The aggregate consideration paid for Pulanna and Geocel was $99,242, net of cash acquired. Both acquisitions resulted in the recognition of goodwill and intangible assets. See Note 4.
The completed acquisitions above have been accounted for as purchases and their results of operations have been included in the consolidated financial statements since the date of acquisition.
The following unaudited pro-forma summary presents consolidated financial information as if the U.S./Canada business of Comex, Pulanna and Geocel had been acquired at the beginning of 2012. The unaudited pro-forma consolidated financial information does not necessarily reflect the actual results that would have occurred had the acquisitions taken place on January 1, 2012 or the future results of operations of the combined companies under ownership and operation of the Company.

	2013	2012
Net sales	$10,540,181	$10,101,502
Net income	725,774	594,632
Net income per common share:
Basic	7.13	5.80
Diluted	6.98	5.68
NOTE 3 – INVENTORIES
Inventories were stated at the lower of cost or market with cost determined principally on the last-in, first-out (LIFO) method. The following presents the effect on inventories, net income and net income per common share had the Company used the first-in, first-out (FIFO) inventory valuation method adjusted for income taxes at the statutory rate and assuming no other adjustments. Management believes that the use of LIFO results in a better matching of costs and revenues. This information is presented to enable the reader to make comparisons with companies using the FIFO method of inventory valuation. During 2013, 2012 and 2011, certain inventories accounted for on the LIFO method were reduced, resulting in the liquidation of certain quantities carried at costs prevailing in prior years. The 2013 and 2011 liquidations increased net income by $169 and $1,067, respectively, while the 2012 liquidations reduced net income by $160.

	2013	2012	2011
Percentage of total inventories on LIFO	75%	75%	77%
Excess of FIFO over LIFO	$337,214	$357,303	$378,986
Increase (decrease) in net income due to LIFO	12,299	13,365	(62,636)
Increase (decrease) in net income per common share due to LIFO	.12	.13	(.59)

NOTE 4 – GOODWILL, INTANGIBLE AND LONG-LIVED ASSETS
During 2013, the Company recognized $1,885 of goodwill and $466 of indefinite-lived trademarks in the acquisition of the U.S./Canada business of Comex. Acquired customer relationships valued at $4,230 are being amortized over 7 years from the date of acquisition.
During 2012 and 2013, the Company recognized $60,027 of goodwill and $968 of indefinite-lived trademarks related to the 2012 acquisitions of Geocel and Pulanna. Acquired customer relationships, finite-lived trademarks, intellectual property and covenants not to compete recognized in these acquisitions valued at $25,120, $13,000, $4,955 and $1,335, respectively, are being amortized over periods ranging from 3 to 15 years from the date of acquisition.
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
In accordance with the Goodwill and Other Intangibles Topic of the ASC, goodwill and indefinite-lived intangible assets are tested for impairment annually, and interim impairment tests are performed whenever an event occurs or circumstances change that indicate an impairment has more likely than not occurred. October 1 has been established for the annual impairment review. At the time of impairment testing, values are estimated separately for goodwill and trademarks with indefinite lives using a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each group of assets. An optional qualitative assessment may alleviate the need to perform the quantitative goodwill impairment test when impairment is unlikely. The Company used the qualitative assessment for each of its reporting units in 2013 and 2012. Impairments of trademarks with indefinite lives have been reported as a separate line in the Statements of Consolidated Income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

The annual impairment review performed as of October 1, 2013 did not result in any goodwill or trademark impairment.
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
Amortization of finite-lived intangible assets is as follows for the next five years: $28,172 in 2014, $25,362 in 2015, $20,750 in 2016 and $15,097 in 2017 and $13,324 in 2018.

A summary of changes in the Company’s carrying value of goodwill by reportable segment is as follows:

Goodwill	Paint Stores Group	Consumer Group	Global Finishes Group	Latin America Coatings Group	Consolidated Totals
Balance at January 1, 2011 (a)	$286,744	$689,388	$115,719	$10,607	$1,102,458
Acquisitions			5,039		5,039
Currency and other adjustments	254	(109)	(408)	774	511
Balance at December 31, 2011 (a)	286,998	689,279	120,350	11,381	1,108,008
Acquisitions		17,357	24,707		42,064
Currency and other adjustments	(214)	(344)	7,230	(739)	5,933
Balance at December 31, 2012 (a)	286,784	706,292	152,287	10,642	1,156,005
Acquisitions	1,885		17,963		19,848
Currency and other adjustments	(1,369)	(2,941)	8,048	(904)	2,834
Balance at December 31, 2013 (a)	$287,300	$703,351	$178,298	$9,738	$1,178,687

(a)	Net of accumulated impairment losses of $8,904 ($8,113 in the Consumer Group and $791 in the Global Finishes Group).
A summary of the Company’s carrying value of intangible assets is as follows:

	Finite-lived intangible assets			Trademarks with indefinite lives	Total intangible assets
	Software	All other	Subtotal
December 31, 2013
Weighted-average amortization period	8 years	10 years	9 years
Gross	$114,404	$327,962	$442,366
Accumulated amortization	(77,018)	(202,084)	(279,102)
Net value	$37,386	$125,878	$163,264	$150,035	$313,299
December 31, 2012
Weighted-average amortization period	8 years	12 years	11 years
Gross	$107,779	$337,089	$444,868
Accumulated amortization	(66,106)	(193,959)	(260,065)
Net value	$41,673	$143,130	$184,803	$162,750	$347,553
December 31, 2011
Weighted-average amortization period	7 years	13 years	11 years
Gross	$109,401	$274,086	$383,487
Accumulated amortization	(60,030)	(177,706)	(237,736)
Net value	$49,371	$96,380	$145,751	$160,122	$305,873
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

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
During 2013, 5 facilities and 16 stores and branches were closed due to lower demand or redundancy. Provisions for severance and other qualified exit cost of $1,004, $598, $278 and $123 were charged to the Paint Stores Group, Consumer Group, Global Finishes Group and Latin America Coatings Group, respectively. Provisions for severance and other qualified exit costs and adjustments to prior provisions related to manufacturing facilities, distribution facilities, stores and branches closed prior to 2013 of $2,679 were recorded.
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
At December 31, 2013, a portion of the remaining accrual for qualified exit costs relating to facilities shutdown prior to 2011 is expected to be incurred by the end of 2014. The remaining portion of the ending accrual for facilities shutdown prior to 2011 primarily represented post-closure contractual expenses related to certain owned facilities which are closed and being held for disposal or involved in ongoing environmental-related activities. The Company cannot reasonably estimate when such matters will be concluded to permit disposition.
The tables on the following pages summarize the activity and remaining liabilities associated with qualified exit costs:

Exit Plan	Balance at December 31, 2012	Provisions in Cost of goods sold or SG&A	Actual expenditures charged to accrual	Adjustments to prior provisions in Other general expense - net	Balance at December 31, 2013
Paint Stores Group stores shutdown in 2013:
Severance and related costs		$1,004	$(27)		$977
Consumer Group facilities shutdown in 2013:
Severance and related costs		598			598
Global Finishes Group branches shutdown in 2013:
Severance and related costs		278	(25)		253
Latin America Coatings Group facilities shutdown in 2013:
Severance and related costs		123			123
Paint Stores Group stores shutdown in 2012:
Other qualified exit costs	$313		(68)	$(1)	244
Global Finishes Group facilities shutdown in 2012:
Severance and related costs	2,236	2,533	(2,592)		2,177
Other qualified exit costs	3,430	83	(3,530)	100	83
Global Finishes Group branches shutdown in 2011:
Other qualified exit costs	290		(222)		68
Other qualified exit costs for facilities shutdown prior to 2011	2,288		(955)	(36)	1,297
Totals	$8,557	$4,619	$(7,419)	$63	$5,820

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Exit Plan	Balance at December 31, 2011	Provisions in Cost of goods sold or SG&A	Actual expenditures charged to accrual	Adjustments to prior provisions in Other general expense - net	Balance at December 31, 2012
Paint Stores Group stores shutdown in 2012:
Other qualified exit costs		$313			$313
Global Finishes Group facility shutdown in 2012:
Severance and related costs		3,933	$(1,697)		2,236
Other qualified exit costs		3,430			3,430
Consumer Group manufacturing facilities shutdown in 2011:
Severance and related costs	$197		(133)	$(64)
Paint Stores Group stores shutdown in 2011:
Other qualified exit costs	156		(144)	(12)
Global Finishes Group branches shutdown in 2011:
Severance and related costs	129		(134)	5
Other qualified exit costs	470		(180)		290
Global Finishes Group branches shutdown in 2010:
Other qualified exit costs	955		(133)		822
Other qualified exit costs for facilities shutdown prior to 2010	8,493		(2,156)	(4,871)	1,466
Totals	$10,400	$7,676	$(4,577)	$(4,942)	$8,557

Exit Plan	Balance at January 1, 2011	Provisions in Cost of goods sold or SG&A	Actual expenditures charged to accrual	Adjustments to prior provisions in Other general expense - net	Balance at December 31, 2011
Consumer Group manufacturing facilities shutdown in 2011:
Severance and related costs		$339	$(142)		$197
Paint Stores Group stores shutdown in 2011:
Other qualified exit costs		182	(26)		156
Global Finishes Group branches shutdown in 2011:
Severance and related costs		316	(187)		129
Other qualified exit costs		597	(127)		470
Global Finishes Group branches shutdown in 2010:
Other qualified exit costs	$1,114		(159)		955
Paint Stores Group stores shutdown in 2010:
Other qualified exit costs	4			$(4)
Paint Stores Group stores shutdown in 2009:
Other qualified exit costs	2,022		(805)	3	1,220
Global Finishes Group manufacturing facility and branches shutdown in 2009:
Other qualified exit costs	1,820		(918)	262	1,164
Consumer Group manufacturing facilities shutdown in 2009:
Other qualified exit costs	721		(245)	(74)	402
Other qualified exit costs for facilities shutdown prior to 2009	10,366		(3,572)	(1,087)	5,707
Totals	$16,047	$1,434	$(6,181)	$(900)	$10,400

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
Health care plans. The Company provides certain domestic health care plans that are contributory and contain cost-sharing features such as deductibles and coinsurance. There were 19,440, 18,609 and 18,189 active employees entitled to receive benefits under these plans at December 31, 2013, 2012 and 2011, respectively. The cost of these benefits for active employees, which includes claims incurred and claims incurred but not reported, amounted to $174,588, $163,011 and $155,501 for 2013, 2012 and 2011, respectively.
Defined contribution pension plans. The Company’s annual contribution for its domestic defined contribution pension plan was $27,803, $25,147 and $23,344 for 2013, 2012 and 2011, respectively. The contribution percentage ranges from two percent to seven percent of compensation for covered employees based on an age and service formula. Assets in employee accounts of the domestic defined contribution pension plan are invested in various investment funds as directed by the participants. These investment funds did not own a significant number of shares of the Company’s common stock for any year presented.
The Company’s annual contribution for its foreign defined contribution pension plans, which is based on various percentages of compensation for covered employees up to certain limits, was $1,428, $4,621 and $3,807 for 2013, 2012 and 2011, respectively. Assets in employee accounts of the foreign defined contribution pension plans are invested in various investment funds. These investment funds did not own a significant number of shares of the Company’s common stock for any year presented.
Defined benefit pension plans. The Company has one salaried and one hourly domestic defined benefit pension plan, and twenty foreign defined benefit pension plans, including three Canadian plans acquired in connection with the 2013 acquisition of Comex's U.S./Canada business and one European plan acquired in connection with the 2011 acquisition of Leighs Paints. All participants in the domestic salaried defined benefit pension plan prior to January 1, 2002 retain the previous defined benefit formula for computing benefits with certain modifications for active employees.

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
In connection with the 2013 acquisition of Comex's U.S./Canada business, the Company acquired a domestic defined benefit pension plan (Comex Plan). The Comex Plan was merged into the Company's salaried defined benefit pension plan as of November 29, 2013 and was frozen for new participants as of December 31, 2013. Accrued benefits and vesting service under the Comex Plan were credited under the Company's domestic salaried defined benefit pension plan.
At December 31, 2013, the domestic salaried and hourly defined benefit pension plans were overfunded, with a projected benefit obligation of $582,036, fair value of plan assets of $870,386 and excess plan assets of $288,350. The plans are funded in accordance with all applicable regulations at December 31, 2013 and no funding will be required in 2014. At December 31, 2012, the domestic salaried defined benefit pension plan was overfunded, with a projected benefit obligation of $313,964, fair value of plan assets of $559,552 and excess plan assets of $245,588, and the domestic hourly defined benefit pension plan was underfunded, with a projected benefit obligation of $152,863, fair value of plan assets of $144,011 and a deficiency of plan assets of $8,852. At December 31, 2011, the domestic salaried defined benefit pension plan was overfunded, with a projected benefit obligation of $269,314, fair value of plan assets of $487,990 and excess plan assets of $218,676, and the domestic hourly defined benefit pension plan was underfunded, with a projected benefit obligation of $140,715, fair value of plan assets of $126,473 and a deficiency of plan assets of $14,242.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

At December 31, 2013, fifteen of the Company’s foreign defined benefit pension plans were unfunded or underfunded, with combined accumulated benefit obligations, projected benefit obligations, fair values of net assets and deficiencies of plan assets of $124,062, $156,423, $104,282 and $52,141, respectively. An increase of $54,238 from 2012 in the combined projected benefit obligations of all foreign defined benefit pension plans was primarily due to the acquisition of three Canadian defined benefit pension plans in connection with the 2013 acquisition of Comex's U.S./Canada business and changes in plan assumptions.
The Company expects to make the following benefit payments for all domestic and foreign defined benefit pension plans: $60,725 in 2014; $60,759 in 2015; $61,741 in 2016; $62,755 in 2017; $63,631 in 2018; and $289,290 in 2019 through 2023. The Company expects to contribute $8,130 to the foreign plans in 2014.
The estimated net actuarial losses and prior service (credits) for the defined benefit pension plans that are expected to be amortized from Cumulative other comprehensive loss into the net pension costs in 2014 are $1,423 and $1,837, respectively.
The following table summarizes the components of the net pension costs and Cumulative other comprehensive loss related to the defined benefit pension plans:

	Domestic Defined Benefit Pension Plans			Foreign Defined Benefit Pension Plans
	2013	2012	2011	2013	2012	2011
Net pension costs:
Service costs	$23,176	$19,061	$17,933	$5,039	$3,654	$3,055
Interest costs	18,444	17,442	18,602	7,940	6,927	5,954
Expected returns on plan assets	(42,937)	(44,841)	(46,441)	(7,487)	(6,799)	(5,535)
Amortization of prior service costs	1,823	1,591	1,635
Amortization of actuarial losses	13,147	22,205	16,865	1,716	1,022	493
Ongoing pension costs	13,653	15,458	8,594	7,208	4,804	3,967
Settlement costs (credits)				(220)	47	(235)
Net pension costs	13,653	15,458	8,594	6,988	4,851	3,732
Other changes in plan assets and projected benefit obligation recognized in Cumulative other comprehensive loss (before taxes):
Net actuarial (gains) losses arising during the year	(90,669)	(26,459)	48,745	(5,487)	14,131	15,944
Prior service costs during the year	1,756	2,495	1,195
Amortization of prior service costs	(1,823)	(1,591)	(1,635)
Amortization of actuarial losses	(13,147)	(22,205)	(16,865)	(1,716)	(1,022)	(493)
Exchange rate gain (loss) recognized during year				819	1,464	(387)
Total recognized in Cumulative other comprehensive loss	(103,883)	(47,760)	31,440	(6,384)	14,573	15,064
Total recognized in net pension costs and Cumulative other comprehensive loss	$(90,230)	$(32,302)	$40,034	$604	$19,424	$18,796
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

The following tables summarize the fair value of the defined benefit pension plan assets at December 31, 2013, 2012 and 2011:

	Fair Value at December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Short-term investments (a)	$15,055	$1,941	$13,114
Equity investments (b)	736,873	419,779	317,094
Fixed income investments (c)	255,927	125,377	130,550
Other assets (d)	47,494		29,553	$17,941
	$1,055,349	$547,097	$490,311	$17,941

	Fair Value at December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Short-term investments (a)	$68,795		$68,795
Equity investments (b)	490,993	$243,553	247,440
Fixed income investments (c)	239,558	131,276	108,282
Other assets (d)	37,230		18,380	$18,850
	$836,576	$374,829	$442,897	$18,850

	Fair Value at December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Short-term investments (a)	$9,408		$9,408
Equity investments (b)	482,694	$268,307	214,387
Fixed income investments (c)	202,939	103,485	99,454
Other assets (d)	37,482		16,582	$20,900
	$732,523	$371,792	$339,831	$20,900

(a)	This category includes a full range of high quality, short-term money market securities.

(b)	This category includes actively managed equity assets that track primarily to the S&P 500.

(c)	This category includes government and corporate bonds that track primarily to the Barclays Capital Aggregate Bond Index.

(d)	This category consists of venture capital funds.
The following tables summarize the changes in the fair value of the defined benefit pension plan assets classified as level 3 at December 31, 2013, 2012 and 2011:

	Balance at December 31, 2012	Dispositions	Realized and Unrealized Gains	Balance at December 31, 2013
Other assets	$18,850	$(4,068)	$3,159	$17,941

	Balance at December 31, 2011	Dispositions	Realized and Unrealized Gains	Balance at December 31, 2012
Other assets	$20,900	$(3,827)	$1,777	$18,850

	Balance at January 1, 2011	Dispositions	Realized and Unrealized Gains	Balance at December 31, 2011
Fixed income investments	$5,535	$(5,717)	$182
Other assets	19,152	(1,389)	3,137	$20,900
	$24,687	$(7,106)	$3,319	$20,900

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Included as equity investments in the domestic defined benefit pension plan assets at December 31, 2013 were 300,000 shares of the Company’s common stock with a market value of $55,050, representing 6.3 percent of total domestic plan assets. Dividends received on the Company’s common stock during 2013 totaled $600.
The following table summarizes the obligations, plan assets and assumptions used for the defined benefit pension plans, which are all measured as of December 31:

	Domestic Defined Benefit Pension Plans			Foreign Defined Benefit Pension Plans
	2013	2012	2011	2013	2012	2011
Accumulated benefit obligations at end of year	$577,736	$460,591	$415,163	$187,670	$142,769	$121,137
Projected benefit obligations:
Balances at beginning of year	$466,827	$410,029	$390,257	$168,758	$141,465	$85,936
Service costs	23,176	19,061	17,933	5,039	3,654	3,055
Interest costs	18,444	17,442	18,602	7,940	6,927	5,954
Actuarial (gains) losses	(5,488)	48,346	8,428	5,939	17,532	11,395
Acquisitions of businesses and other	113,174	2,496	1,194	39,622	(975)	42,131
Effect of foreign exchange				1,549	6,633	(3,760)
Benefits paid	(34,097)	(30,547)	(26,385)	(5,851)	(6,478)	(3,246)
Balances at end of year	582,036	466,827	410,029	222,996	168,758	141,465
Plan assets:
Balances at beginning of year	703,563	614,463	634,725	133,013	118,060	65,748
Actual returns on plan assets	128,117	119,647	6,123	20,316	10,201	987
Acquisitions of businesses and other	72,803			36,106	6,205	57,761
Effect of foreign exchange				1,379	5,025	(3,190)
Benefits paid	(34,097)	(30,547)	(26,385)	(5,851)	(6,478)	(3,246)
Balances at end of year	870,386	703,563	614,463	184,963	133,013	118,060
Excess (deficient) plan assets over projected benefit obligations	$288,350	$236,736	$204,434	$(38,033)	$(35,745)	$(23,405)
Assets and liabilities recognized in the Consolidated Balance Sheets:
Deferred pension assets	$288,350	$245,588	$218,676	$14,096	$4,323	$9,674
Other accruals				(1,126)	(869)	(829)
Other long-term liabilities		(8,852)	(14,242)	(51,003)	(39,199)	(32,250)
	$288,350	$236,736	$204,434	$(38,033)	$(35,745)	$(23,405)
Amounts recognized in Cumulative other comprehensive loss:
Net actuarial losses	$(59,272)	$(163,088)	$(211,752)	$(35,183)	$(41,567)	$(26,994)
Prior service costs	(6,043)	(6,110)	(5,206)
	$(65,315)	$(169,198)	$(216,958)	$(35,183)	$(41,567)	$(26,994)
Weighted-average assumptions used to determine projected benefit obligations:
Discount rate	4.65%	3.73%	4.40%	4.89%	4.58%	4.94%
Rate of compensation increase	4.00%	4.00%	4.00%	4.31%	4.08%	4.05%
Weighted-average assumptions used to determine net pension costs:
Discount rate	3.73%	4.40%	4.97%	4.58%	4.94%	5.48%
Expected long-term rate of return on assets	6.00%	7.50%	7.50%	5.67%	6.04%	6.12%
Rate of compensation increase	4.00%	4.00%	4.00%	4.08%	4.04%	4.06%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Postretirement Benefits Other Than Pensions. Employees of the Company hired in the United States prior to January 1, 1993 who are not members of a collective bargaining unit, and certain groups of employees added through acquisitions, are eligible for health care and life insurance benefits upon retirement, subject to the terms of the unfunded plans. There were 4,419, 4,402 and 4,436 retired employees entitled to receive such postretirement benefits at December 31, 2013, 2012 and 2011, respectively.

The following table summarizes the obligation and the assumptions used for postretirement benefits other than pensions:

	Postretirement Benefits Other than Pensions
	2013	2012	2011
Benefit obligation:
Balance at beginning of year - unfunded	$338,134	$316,795	$315,572
Service cost	3,061	2,943	3,495
Interest cost	12,183	13,520	15,580
Actuarial (gain) loss	(53,096)	18,961	(3,965)
Benefits paid	(13,631)	(14,085)	(13,887)
Balance at end of year - unfunded	$286,651	$338,134	$316,795
Liabilities recognized in the Consolidated Balance Sheets:
Postretirement benefits other than pensions	$(268,874)	$(320,223)	$(297,528)
Other accruals	(17,777)	(17,911)	(19,267)
	$(286,651)	$(338,134)	$(316,795)
Amounts recognized in Cumulative other comprehensive loss:
Net actuarial losses	$(8,287)	$(62,814)	$(45,567)
Prior service costs	2,503	328	983
	$(5,784)	$(62,486)	$(44,584)
Weighted-average assumptions used to determine benefit obligation:
Discount rate	4.60%	3.70%	4.40%
Health care cost trend rate - pre-65	7.50%	8.00%	8.00%
Health care cost trend rate - post-65	6.50%	8.00%	8.00%
Prescription drug cost increases	7.00%	8.00%	8.00%
Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate	3.70%	4.40%	5.10%
Health care cost trend rate - pre-65	8.00%	8.00%	7.50%
Health care cost trend rate - post-65	8.00%	8.00%	7.50%
Prescription drug cost increases	8.00%	8.00%	8.00%
The following table summarizes the components of the net periodic benefit cost and cumulative other comprehensive loss related to postretirement benefits other than pensions:

	Postretirement Benefits Other than Pensions
	2013	2012	2011
Net periodic benefit cost:
Service cost	$3,061	$2,943	$3,495
Interest cost	12,183	13,520	15,580
Amortization of actuarial losses	3,934	1,715	2,505
Amortization of prior service credit	(328)	(656)	(657)
Net periodic benefit cost	18,850	17,522	20,923
Other changes in projected benefit obligation recognized in Cumulative other comprehensive loss (before taxes):
Net actuarial (gain) loss	(53,096)	18,961	(3,965)
Amortization of actuarial losses	(3,934)	(1,715)	(2,505)
Amortization of prior service credit	328	656	657
Total recognized in Cumulative other comprehensive loss	(56,702)	17,902	(5,813)
Total recognized in net periodic benefit cost and Cumulative other comprehensive loss	$(37,852)	$35,424	$15,110

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

The estimated prior service credit for postretirement benefits other than pensions that is expected to be amortized from Cumulative other comprehensive loss into net periodic benefit cost in 2014 is $(503).
The assumed health care cost trend rate and prescription drug cost increases used to determine the net periodic benefit cost for postretirement health care benefits for 2014 both decrease in each successive year until reaching 5.0 percent in 2022. The assumed health care and prescription drug cost trend rates have a significant effect on the amounts reported for the postretirement health care benefit obligation. A one-percentage-point change in assumed health care and prescription drug cost trend rates would have had the following effects at December 31, 2013:

	One-Percentage-Point
	Increase	(Decrease)
Effect on total of service and interest cost components	$148	$(158)
Effect on the postretirement benefit obligation	$2,953	$(3,120)
The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Medicare Act) introduced a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In accordance with the accounting guidance related to the Medicare Act included in the Retirement Benefits Topic of the ASC, the effects of the federal subsidy resulted in a $21,400 reduction of the accumulated postretirement benefit obligation for benefits attributed to past service, which was recognized prospectively beginning July 1, 2004. During 2012, this recognition resulted in a $5,712 reduction of the net periodic benefit cost, which consisted of changes in actuarial experience and reductions in interest cost of $5,278 and $434, respectively. During 2011, this recognition resulted in a $7,073 reduction of the net periodic benefit cost, which consisted of changes in actuarial experience and reductions in interest cost of $6,831 and $242, respectively. There is no expense impact in years after 2012 due to the elimination of the tax deduction previously allowed for the Medicare Part D subsidy.
The Company expects to make retiree health care benefit cash payments and to receive Medicare Part D prescription cash reimbursements as follows:

	Retiree Health Care Benefits	Medicare Prescription Reimbursement	Expected Cash Payments - Net
2014	$19,119	$(1,342)	$17,777
2015	20,395	(1,511)	18,884
2016	21,396	(1,680)	19,716
2017	22,260		22,260
2018	22,606		22,606
2019 through 2023	109,636		109,636
Total expected benefit cash payments	$215,412	$(4,533)	$210,879
NOTE 7 – DEBT
Long-term debt

	Due Date	2013	2012	2011
1.35% Senior Notes	2017	$699,277	$699,091
4.00% Senior Notes	2042	298,545	298,493
7.375% Debentures	2027	119,366	129,060	$129,056
7.45% Debentures	2097	3,500	3,500	3,500
2.00% to 2.02% Promissory Notes	Through 2023	1,685	2,109	6,808
3.125% Senior Notes	2014		499,912	499,867
		$1,122,373	$1,632,165	$639,231
Maturities of long-term debt are as follows for the next five years: $502,991 in 2014; $355 in 2015; $217 in 2016; $700,150 in 2017 and $153 in 2018. Interest expense on long-term debt was $57,949, $36,188 and $31,883 for 2013, 2012 and 2011, respectively.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

On December 4, 2012, the Company issued $700,000 of 1.35% Senior Notes due 2017 and $300,000 of 4.00% Senior Notes due 2042. The Senior Notes are covered under a shelf registration filed with the Securities and Exchange Commission (SEC) on December 16, 2009. The proceeds are being used for general corporate purposes, including repayment of short-term borrowings and financing acquisitions.
Short-term borrowings. At December 31, 2013 and 2012, there were no borrowings outstanding under the domestic commercial paper program. At December 31, 2011, borrowings outstanding under the domestic commercial paper program totaled $264,902 and were included in Short-term borrowings. The weighted-average interest rate related to these borrowings was 0.2% at December 31, 2011. Borrowings outstanding under various foreign programs of $96,551, $69,035 and $81,375 at December 31, 2013, 2012 and 2011, respectively, were included in Short-term borrowings. The weighted-average interest rate related to these borrowings was 7.8%, 2.8% and 4.9% at December 31, 2013, 2012 and 2011, respectively.
On September 19, 2012, Sherwin-Williams Luxembourg S.à r.l., a wholly-owned subsidiary of the Company, entered into a €95,000 (Euro) five-year revolving credit facility. This facility replaced the existing €97,000 (Euro) credit facility. On June 29, 2012, Sherwin-Williams Canada Inc., a wholly-owned subsidiary of the Company, entered into a new CAD 75,000 five-year credit facility which replaced the existing credit facility. On March 18, 2013, the aggregate amount of this credit facility was increased to CAD 150,000. These credit facilities are being used for general corporate purposes, including refinancing indebtedness and for acquisitions.
On January 30, 2012, the Company entered into a five-year credit agreement, subsequently amended on multiple dates, which gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit of up to an aggregate availability of $500,000. On April 23, 2012, the Company entered into a five-year credit agreement, subsequently amended on multiple dates, which gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $250,000. On November 14, 2012, the Company entered into a three-year credit agreement, subsequently amended on multiple dates, which gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $250,000. The three credit agreements entered into in 2012 replace prior credit facilities that matured in 2012 and 2011. At December 31, 2013, 2012 and 2011, there were no borrowings outstanding under any of these credit agreements.
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
The Company initially provides for estimated costs of environmental-related activities relating to its past operations and third-party sites for which commitments or clean-up plans have been developed and when such costs can be reasonably estimated based on industry standards and professional judgment. These estimated costs are determined based on currently available facts regarding each site. If the best estimate of costs can only be identified as a range and no specific amount within that range can be determined more likely than any other amount within the range, the minimum of the range is provided. The Company continuously assesses its potential liability for investigation and remediation-related activities and adjusts its environmental-related accruals as information becomes available upon which more accurate costs can be reasonably estimated and as additional accounting guidelines are issued. Included in Other long-term liabilities at December 31, 2013, 2012 and 2011 were accruals for extended environmental-related activities of $86,647, $97,220 and $89,266, respectively. Included in Other accruals at December 31, 2013, 2012 and 2011 were accruals for estimated costs of current investigation and remediation activities of $15,385, $17,101 and $42,847, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Actual costs incurred may vary from the accrued estimates due to the inherent uncertainties involved including, among others, the number and financial condition of parties involved with respect to any given site, the volumetric contribution which may be attributed to the Company relative to that attributed to other parties, the nature and magnitude of the wastes involved, the various technologies that can be used for remediation and the determination of acceptable remediation with respect to a particular site. If the Company’s future loss contingency is ultimately determined to be at the unaccrued maximum of the estimated range of possible outcomes for every site for which costs can be reasonably estimated, the Company’s accrual for environmental-related activities would be $87,074 higher than the minimum accruals at December 31, 2013.
Two of the Company’s currently and formerly owned manufacturing sites account for the majority of the accrual for environmental-related activities and the unaccrued maximum of the estimated range of possible outcomes at December 31, 2013. At December 31, 2013, $56,921, or 55.9 percent of the total accrual, related directly to these two sites. In the aggregate unaccrued maximum of $87,074 at December 31, 2013, $59,245, or 68.0 percent, related to the two manufacturing sites. While environmental investigations and remedial actions are in different stages at these sites, additional investigations, remedial actions and monitoring will likely be required at each site.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

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
The Santa Clara County, California proceeding was initiated in March 2000 in the Superior Court of the State of California, County of Santa Clara. In the original complaint, the plaintiffs asserted various claims including fraud and concealment, strict product liability/failure to warn, strict product liability/design defect, negligence, negligent breach of a special duty, public nuisance, private nuisance, and violations of California’s Business and Professions Code. A number of the asserted claims were resolved in favor of the defendants through pre-trial proceedings. The named plaintiffs in the Fourth Amended Complaint, filed on March 16, 2011, are the Counties of Santa Clara, Alameda, Los Angeles, Monterey, San Mateo, Solano and Ventura, and the Cities of Oakland and San Diego and the City and County of San Francisco. The Fourth Amended Complaint asserted a sole claim for public nuisance, alleging that the presence of lead pigments for use in paint and coatings in, on and around residences in the plaintiffs’ jurisdictions constitutes a public nuisance. The plaintiffs sought the abatement of the alleged public nuisance that exists within the plaintiffs’ jurisdictions. A trial commenced on July 15, 2013 and ended on August 22, 2013. The court entered final judgment on January 27, 2014, finding in favor of the plaintiffs and against the Company and two other defendants (ConAgra Grocery Products Company and NL Industries, Inc.). The final judgment held the Company jointly and severally liable with the other two defendants to pay $1.15 billion into a fund to abate the public nuisance. The Company strongly disagrees with the judgment. The Company has filed a motion for new trial and a motion to vacate the judgment, and will file a notice of appeal at the appropriate time. The Company believes that the judgment conflicts with established principles of law and is unsupported by the evidence. The Company has had a favorable history with respect to lead pigment and lead-based paint litigation, particularly other public nuisance litigation, and accordingly, the Company believes that it is not probable that a loss has occurred and it is not possible to estimate the range of potential loss with respect to the case.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

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

Department of Labor (DOL) leveraged ESOP settlement. As previously disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, on February 20, 2013, the Company reached a settlement with the DOL of the DOL's investigation of transactions related to the Company's ESOP that were implemented on August 1, 2006 and August 27, 2003. The DOL had notified the Company, among others, of potential enforcement claims asserting breaches of fiduciary obligations and sought compensatory and equitable remedies. The Company resolved all ESOP related claims with the DOL by agreeing, in part, to make a one-time payment of $80,000 to the ESOP, resulting in a $49,163 after tax charge to earnings in the fourth quarter of 2012. The Company made this required $80,000 payment to the ESOP during the first quarter of 2013.

Government tax assessment settlements related to Brazilian operations. Charges of $28,711 and $2,873 were recorded to Cost of goods sold and SG&A, respectively, during 2013. The charges were primarily related to import duty taxes paid to the Brazilian government related to the handling of import duties on products brought into the country for the years 2006 through 2012. The Company elected to pay the taxes through an existing voluntary amnesty program offered by the government to resolve these issues rather than contest them in court. The after-tax charges were $21,858 for the year. The Company's import duty process in Brazil was changed to reach a final resolution of this matter with the Brazilian government.
NOTE 10 – CAPITAL STOCK
At December 31, 2013, there were 300,000,000 shares of common stock and 30,000,000 shares of serial preferred stock authorized for issuance. Of the authorized serial preferred stock, 3,000,000 shares are designated as cumulative redeemable serial preferred and 1,000,000 shares are designated as convertible serial preferred stock. See Note 11. Under the amended and restated 2006 Equity and Performance Incentive Plan (2006 Employee Plan), 19,200,000 common shares may be issued or transferred. See Note 12. An aggregate of 12,121,210, 13,558,565 and 18,013,429 shares of common stock at December 31, 2013, 2012 and 2011, respectively, were reserved for future grants of restricted stock and the exercise and future grants of option rights. See Note 12. Common shares outstanding shown in the following table included 486,138, 484,872 and 475,628 shares of common stock held in a revocable trust at December 31, 2013, 2012 and 2011, respectively. The revocable trust is used to accumulate assets for the purpose of funding the ultimate obligation of certain non-qualified benefit plans. Transactions between the Company and the trust are accounted for in accordance with the Deferred Compensation – Rabbi Trusts Subtopic of the Compensation Topic of the ASC, which requires the assets held by the trust be consolidated with the Company’s accounts. Effective March 31, 2011, the company retired 125,425,977 common shares held in treasury, which resulted in decreases in Treasury stock, common stock and retained earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

	Common Shares in Treasury	Common Shares Outstanding
Balance at January 1, 2011	124,324,862	107,020,728
Shares tendered as payment for option rights exercised	2,274	(2,274)
Shares issued for exercise of option rights		1,480,058
Net shares issued for grants of restricted stock		55,722
Treasury stock purchased	4,700,000	(4,700,000)
Treasury stock retired	(125,425,977)
Balance at December 31, 2011	3,601,159	103,854,234
Shares tendered as payment for option rights exercised	7,766	(7,766)
Shares issued for exercise of option rights		4,140,822
Shares tendered in connection with grants of restricted stock	143,979	(143,979)
Net shares issued for grants of restricted stock		26,756
Treasury stock purchased	4,600,000	(4,600,000)
Balance at December 31, 2012	8,352,904	103,270,067
Shares tendered as payment for option rights exercised	2,697	(2,697)
Shares issued for exercise of option rights		1,127,942
Shares tendered in connection with grants of restricted stock	116,897	(116,897)
Net shares issued for grants of restricted stock		150,965
Treasury stock purchased	4,300,000	(4,300,000)
Balance at December 31, 2013	12,772,498	100,129,380
NOTE 11 – STOCK PURCHASE PLAN AND PREFERRED STOCK
As of December 31, 2013, 32,154 employees contributed to the Company’s ESOP, a voluntary defined contribution plan available to all eligible salaried employees. Participants are allowed to contribute, on a pretax or after-tax basis, up to the lesser of twenty percent of their annual compensation or the maximum dollar amount allowed under the Internal Revenue Code. Prior to July 1, 2009, the Company matched one hundred percent of all contributions up to six percent of eligible employee contributions. Effective July 1, 2009, the ESOP was amended to change the Company match to one hundred percent on the first three percent of eligible employee contributions and fifty percent on the next two percent of eligible contributions. Effective July 1, 2011, the ESOP was amended to reinstate the Company match up to six percent of eligible employee contributions. Such participant contributions may be invested in a variety of investment funds or a Company common stock fund and may be exchanged between investments as directed by the participant. Participants are permitted to diversify both future and prior Company matching contributions previously allocated to the Company common stock fund into a variety of investment funds.
The Company made contributions to the ESOP on behalf of participating employees, representing amounts authorized by employees to be withheld from their earnings, of $97,381, $88,363 and $79,266 in 2013, 2012 and 2011, respectively. The Company’s matching contributions to the ESOP charged to operations were $67,428, $142,791 and $48,816 for 2013, 2012 and 2011, respectively. The 2012 Company contributions include $80,000 related to the DOL Settlement. See Note 9 for additional information on the DOL Settlement.

At December 31, 2013, there were 13,609,442 shares of the Company’s common stock being held by the ESOP, representing 13.6 percent of the total number of voting shares outstanding. Shares of Company common stock credited to each member’s account under the ESOP are voted by the trustee under instructions from each individual plan member. Shares for which no instructions are received are voted by the trustee in the same proportion as those for which instructions are received.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

At December 31, 2013, 2012 and 2011, there were no allocated or committed-to-be released shares of Series 2 Preferred stock outstanding. In 2013, 2012 and 2011, the Company redeemed 60,681, 59,187 and 56,480 shares of the Series 2 Preferred stock for cash, respectively. The fair value of the Series 2 Preferred stock is based on a conversion/redemption formula outlined in the preferred stock terms and was $86,309, $210,773 and $328,495 at December 31, 2013, 2012 and 2011 respectively.
NOTE 12 – STOCK-BASED COMPENSATION
The amended and restated 2006 Employee Plan authorizes the Board of Directors, or a committee of the Board of Directors, to issue or transfer up to an aggregate of 19,200,000 shares of common stock, plus any shares relating to awards that expire, are forfeited or canceled. The Employee Plan permits the granting of option rights, appreciation rights, restricted stock, restricted stock units, performance shares and performance units to eligible employees. At December 31, 2013, no appreciation rights, restricted stock units, performance shares or performance units had been granted under the 2006 Employee Plan.
The 2006 Stock Plan for Nonemployee Directors (Nonemployee Director Plan) authorizes the Board of Directors, or a committee of the Board of Directors, to issue or transfer up to an aggregate of 200,000 shares of common stock, plus any shares relating to awards that expire, are forfeited or are canceled. The Nonemployee Director Plan permits the granting of option rights, appreciation rights, restricted stock and restricted stock units to members of the Board of Directors who are not employees of the Company. At December 31, 2013, no option rights, appreciation rights or restricted stock units had been granted under the Nonemployee Director Plan.
The cost of the Company’s stock-based compensation is recorded in accordance with the Stock Compensation Topic of the ASC. The tax benefits associated with these share-based payments are classified as financing activities in the Statements of Consolidated Cash Flows.
At December 31, 2013, the Company had total unrecognized stock-based compensation expense of $74,702 that is expected to be recognized over a weighted-average period of 1.24 years. Stock-based compensation expense during 2013, 2012 and 2011 was $58,004, $54,348 and $48,176, respectively. The Company recognized a total income tax benefit related to stock-based compensation expense of $22,368, $20,948 and $18,570 during 2013, 2012 and 2011, respectively. The impact of total stock-based compensation expense, net of taxes, on net income reduced Basic and Diluted net income per common share by $.35 and $.34 during 2013, respectively.
Option rights. The fair value of the Company’s option rights was estimated at the date of grant using a Black-Scholes-Merton option-pricing model with the following weighted-average assumptions for all options granted:

	2013	2012	2011
Risk-free interest rate	1.37%	.78%	1.13%
Expected life of option rights	5.10 years	5.11 years	5.27 years
Expected dividend yield of stock	1.32%	1.43%	1.77%
Expected volatility of stock	.281	.274	.303
The risk-free interest rate is based upon the U.S. Treasury yield curve at the time of grant. The expected life of option rights was calculated using a scenario analysis model. Historical data was used to aggregate the holding period from actual exercises, post-vesting cancellations and hypothetical assumed exercises on all outstanding option rights. The expected dividend yield of stock is the Company’s best estimate of the expected future dividend yield. Expected volatility of stock was calculated using historical and implied volatilities. The Company applied an estimated forfeiture rate of 2.60 percent to the 2013 grants. This rate was calculated based upon historical activity and is an estimate of granted shares not expected to vest. If actual forfeitures differ from the expected rate, the Company may be required to make additional adjustments to compensation expense in future periods.
Grants of option rights for non-qualified and incentive stock options have been awarded to certain officers, key employees and nonemployee directors under the 2006 Employee Plan, the 2003 Stock Plan and the 1997 Plan. The option rights generally become exercisable to the extent of one-third of the optioned shares for each full year following the date of grant and generally expire ten years after the date of grant. Unrecognized compensation expense with respect to option rights granted to eligible employees amounted to $43,575 at December 31, 2013. The unrecognized compensation expense is being amortized on a straight-line basis over the three-year vesting period and is expected to be recognized over a weighted-average period of 1.34 years.
The weighted-average per share grant date fair value of options granted during 2013, 2012 and 2011, respectively, was $41.91, $32.74 and $18.47. The total intrinsic value of exercised option rights for employees was $129,742, $298,883 and $53,100, and for nonemployee directors was $525, $1,412 and $1,129 during 2013, 2012 and 2011, respectively. The total fair value of options vested during the year was $28,658, $25,879 and $25,868 during 2013, 2012 and 2011, respectively. There were no outstanding option rights for nonemployee directors for 2013. The outstanding option rights for nonemployee directors were 3,500 and 17,500 for 2012 and 2011, respectively. The Company issues new shares upon exercise of option rights or granting of restricted stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

A summary of the Company’s non-qualified and incentive stock option right activity for employees and nonemployee directors, and related information for the years ended December 31 is shown in the following table:

	2013			2012			2011
	Optioned Shares	Weighted- Average Exercise Price Per Share	Aggregate Intrinsic Value	Optioned Shares	Weighted- Average Exercise Price Per Share	Aggregate Intrinsic Value	Optioned Shares	Weighted- Average Exercise Price Per Share	Aggregate Intrinsic Value
Outstanding beginning of year	6,748,126	$79.39		9,857,695	$60.31		10,009,385	$55.82
Granted	898,728	179.67		1,089,240	152.93		1,407,259	78.72
Exercised	(1,127,942)	61.46		(4,140,822)	53.40		(1,480,058)	47.15
Forfeited	(33,278)	115.24		(57,730)	78.01		(76,354)	67.02
Expired	(1,042)	79.73		(257)	72.65		(2,537)	53.65
Outstanding end of year	6,484,592	$96.25	$563,554	6,748,126	$79.39	$494,699	9,857,695	$60.31	$287,526
Exercisable at end of year	4,424,674	$71.86	$492,689	4,245,891	$61.43	$386,484	6,908,116	$54.24	$243,440

The weighted-average remaining term for options outstanding at the end of 2013, 2012 and 2011, respectively, was 6.75, 6.99 and 6.54 years. The weighted-average remaining term for options exercisable at the end of 2013, 2012 and 2011, respectively, was 5.71, 5.79 and 5.39 years. Shares reserved for future grants of option rights and restricted stock were 5,636,618, 6,810,439 and 8,155,734 at December 31, 2013, 2012 and 2011, respectively.
Restricted stock. Grants of restricted stock, which generally require three years of continuous employment from the date of grant before vesting and receiving the stock without restriction, have been awarded to certain officers and key employees under the 2006 Employee Plan. The February 2013, 2012 and 2011 grants consisted of approximately two-thirds performance-based awards and one-third time-based awards. The performance-based awards vest at the end of a three-year period based on the Company’s achievement of specified financial goals relating to earnings per share. The time-based awards vest at the end of a three-year period based on continuous employment. Unrecognized compensation expense with respect to grants of restricted stock to eligible employees amounted to $29,944 at December 31, 2013 and is being amortized on a straight-line basis over the vesting period and is expected to be recognized over a weighted-average period of 0.96 years.
Grants of restricted stock have been awarded to nonemployee directors under the Nonemployee Plan and the 1997 Plan. These grants generally vest and stock is received without restriction to the extent of one-third of the granted stock for each year following the date of grant. Unrecognized compensation expense with respect to grants of restricted stock to nonemployee directors amounted to $1,182 at December 31, 2013 and is being amortized on a straight-line basis over the three-year vesting period and is expected to be recognized over a weighted-average period of 1.22 years.

A summary of grants of restricted stock to certain officers, key employees and nonemployee directors during each year is as follows:

	2013	2012	2011
Restricted stock granted	172,406	301,856	300,677
Weighted-average per share fair value of restricted stock granted during the year	$163.63	$99.47	$84.86

A summary of the Company’s restricted stock activity for the years ended December 31 is shown in the following table:

	2013	2012	2011
Outstanding at beginning of year	919,748	1,304,891	1,266,201
Granted	172,406	301,856	300,677
Vested	(334,750)	(412,859)	(16,072)
Forfeited	(8,022)	(274,140)	(245,915)
Outstanding at end of year	749,382	919,748	1,304,891
NOTE 13 – OTHER
Other general expense - net. Included in Other general expense - net were the following:

	2013	2012	2011
Provisions for environmental matters - net	$(2,751)	$6,736	$9,100
Loss (gain) on disposition of assets	5,207	3,454	(5,469)
Net expense (income) of exit or disposal activities	63	(4,942)	(900)
Total	$2,519	$5,248	$2,731
Provisions for environmental matters–net represent initial provisions for site-specific estimated costs of environmental investigation or remediation and increases or decreases to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

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
The net expense (income) of exit or disposal activities includes changes to accrued qualified exit costs as information becomes available upon which more accurate amounts can be reasonably estimated, initial impairments of carrying value and additional impairments for subsequent reductions in estimated fair value of property, plant and equipment held for disposal. See Note 5 for further details on the Company’s exit or disposal activities.
Other expense (income) - net. Included in Other expense (income) - net were the following:

	2013	2012	2011
Dividend and royalty income	$(5,904)	$(4,666)	$(4,963)
Net expense from financing activities	9,829	9,220	8,023
Foreign currency transaction related losses (gains)	7,669	(3,071)	4,748
Other income	(22,684)	(21,074)	(22,167)
Other expense	12,026	9,651	9,550
Total	$936	$(9,940)	$(4,809)
The Net expense from financing activities includes the net expense relating to changes in the Company’s financing fees.
Foreign currency transaction related losses (gains) represent net realized losses (gains) on U.S. dollar-denominated liabilities of foreign subsidiaries and net realized and unrealized losses (gains) from foreign currency option and forward contracts. There were no foreign currency option and forward contracts outstanding at December 31, 2013, 2012 and 2011.
Other income and Other expense included items of revenue, gains, expenses and losses that were unrelated to the primary business purpose of the Company. There were no items within Other income or Other expense that were individually significant.
NOTE 14 – INCOME TAXES
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using the enacted tax rates and laws that are currently in effect. Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2013, 2012 and 2011 were as follows:

	2013	2012	2011
Deferred tax assets:
Exit costs, environ-mental and other similar items	$45,322	$45,403	$53,928
Deferred employee benefit items	32,600	93,039	74,577
Other items (each less than 5 percent of total assets)	53,727	73,388	83,192
Total deferred tax assets	$131,649	$211,830	$211,697
Deferred tax liabilities:
Depreciation and amortization	$214,696	$202,891	$192,035
Netted against the Company’s other deferred tax assets were valuation allowances of $7,390, $11,474 and $8,017 at December 31, 2013, 2012 and 2011, respectively. These reserves resulted from the uncertainty as to the realization of the tax benefits from foreign net operating losses and other foreign assets. The Company has $17,294 of domestic net operating loss carryforwards acquired through acquisitions that have expiration dates through the tax year 2032 and foreign net operating losses of $71,541. The foreign net operating losses are related to various jurisdictions that provide for both indefinite carryforward periods and others with carryforward periods that range from the tax years 2018 to 2033.
Significant components of the provisions for income taxes were as follows:

	2013	2012	2011
Current:
Federal	$229,997	$207,791	$204,284
Foreign	42,543	51,264	50,272
State and local	33,082	27,642	28,219
Total current	305,622	286,697	282,775
Deferred:
Federal	30,384	8,692	20,713
Foreign	(9,041)	(16,964)	(3,922)
State and local	6,432	(2,150)	122
Total deferred	27,775	(10,422)	16,913
Total provisions for income taxes	$333,397	$276,275	$299,688
The provisions for income taxes included estimated taxes payable on that portion of retained earnings of foreign subsidiaries expected to be received by the Company. The effect of the repatriation provisions of the American Jobs Creation Act of 2004 and the provisions of the Income Taxes Topic of the ASC, was $4,411 in 2013, $7,572 in 2012 and $(491) in 2011. A provision was not made with respect to $7,014 of retained earnings at December 31, 2013 that have been invested by foreign subsidiaries. The unrecognized deferred tax liability related to those earnings is approximately $1,294.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Significant components of income before income taxes as used for income tax purposes, were as follows:

	2013	2012	2011
Domestic	$969,790	$712,873	$560,395
Foreign	116,168	194,436	181,153
	$1,085,958	$907,309	$741,548
A reconciliation of the statutory federal income tax rate to the effective tax rate follows:

	2013	2012	2011
Statutory federal income tax rate	35.0%	35.0%	35.0%
Effect of:
State and local income taxes	2.4	1.8	2.1
Investment vehicles	(2.1)	(2.1)	(1.9)
ESOP IRS audit settlement			10.1
Domestic production activities	(2.2)	(1.9)	(2.4)
Other - net	(2.4)	(2.4)	(2.5)
Effective tax rate	30.7%	30.4%	40.4%
The 2013 state and local income tax component of the effective tax rate increased compared to 2012 primarily due to an increase in domestic income before income taxes in 2013 compared to 2012. The 2013 investment vehicles and domestic production activities components of the effective tax rate were consistent with the 2012 year. During the fourth quarter of 2011, the Company reached a settlement with the Internal Revenue Service (IRS) that resolved all ESOP related tax issues for the 2003 through 2009 tax years. The settlement negatively impacted the effective tax rate for 2011.
The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. The IRS commenced an examination of the Company's U.S. income tax returns for the 2010, 2011 and 2012 tax years in the fourth quarter of 2013. Fieldwork is expected to be completed during 2014. At this time, the Company has determined that an insignificant refund is due for issues under review during this audit period. The IRS completed an examination of the Company's U.S. income tax returns for the 2008 and 2009 tax years in the third quarter of 2013. The audit adjustments had an insignificant impact on the Company's 2013 effective tax rate. The Company has fully resolved all IRS issues relating to the matters challenging the ESOP related federal income tax deductions claimed by the Company. During the third quarter of 2013, the Company made a final interest payment of $1,991 related to the 2008 ESOP adjustment which had been disclosed in prior years.
As of December 31, 2013, the Company is subject to non-U.S. income tax examinations for the tax years of 2006 through 2013. In addition, the Company is subject to state and local income tax examinations for the tax years 2003 through 2013.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2013	2012	2011
Balance at beginning of year	$28,119	$29,666	$31,268
Additions based on tax positions related to the current year	3,480	3,760	2,807
Additions for tax positions of prior years	5,059	7,392	1,354
Reductions for tax positions of prior years	(3,378)	(6,583)	(3,339)
Settlements	(103)	(1,139)	(1,089)
Lapses of Statutes of Limitations	(2,180)	(4,977)	(1,335)
Balance at end of year	$30,997	$28,119	$29,666
Included in the balance of unrecognized tax benefits at December 31, 2013, 2012 and 2011 is $27,767, $25,011 and $25,569 in unrecognized tax benefits, the recognition of which would have an effect on the effective tax rate.
Included in the balance of unrecognized tax benefits at December 31, 2013 is $5,551 related to tax positions for which it is reasonably possible that the total amounts could significantly change during the next twelve months. This amount represents a decrease in unrecognized tax benefits comprised primarily of items related to federal audits of partnership investments, assessed state income tax audits, federal and state settlement negotiations currently in progress and expiring statutes in federal, foreign and state jurisdictions.
The Company classifies all income tax related interest and penalties as income tax expense. During the year ended December 31, 2013, there was an increase of $103 in income tax interest and penalties and in 2012 and 2011, the Company recognized a release of $1,532 and $1,163, respectively. At December 31, 2013, 2012 and 2011, the Company has accrued $6,246, $6,178 and $8,095, respectively, for the potential payment of interest and penalties.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

NOTE 15 – NET INCOME PER COMMON SHARE

	2013	2012	2011
Basic
Average common shares outstanding	100,897,512	101,714,901	103,471,323
Net income	$752,561	$631,034	$441,860
Less net income allocated to unvested restricted shares	(4,596)	(5,114)	(4,825)
Net income allocated to common shares	$747,965	$625,920	$437,035
Net income per common share	$7.41	$6.15	$4.22
Diluted
Average common shares outstanding	100,897,512	101,714,901	103,471,323
Stock options and other contingently issuable shares (a)	2,151,359	2,215,528	2,200,650
Average common shares outstanding assuming dilution	103,048,871	103,930,429	105,671,973
Net income	$752,561	$631,034	$441,860
Less net income allocated to unvested restricted shares assuming dilution	(4,509)	(5,008)	(4,756)
Net income allocated to common shares assuming dilution	$748,052	$626,026	$437,104
Net income per common share	$7.26	$6.02	$4.14

(a)	Stock options and other contingently issuable shares excludes 842,354, 1,047,734 and 101,260 shares at December 31, 2013, 2012 and 2011, respectively, due to their anti-dilutive effect.
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
NOTE 16 – SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

	2013
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$2,167,168	$2,713,889	$2,847,417	$2,457,058	$10,185,532
Gross profit	962,851	1,233,579	1,295,958	1,124,178	4,616,566
Net income	116,185	257,287	262,966	116,123	752,561
Net income per common share - basic	1.13	2.51	2.61	1.16	7.41
Net income per common share - diluted	1.11	2.46	2.55	1.14	7.26
Net income in the fourth quarter was increased by inventory adjustments. Gross profit increased by $14,938 ($.09 per share), primarily as a result of adjustments based on an annual physical inventory count performed during the fourth quarter, year-end inventory levels and related cost adjustments.

	2012
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$2,136,344	$2,573,022	$2,603,226	$2,221,870	$9,534,462
Gross profit	909,839	1,150,597	1,150,282	995,508	4,206,226
Net income	100,216	227,813	234,953	68,052	631,034
Net income per common share - basic	.97	2.23	2.29	.66	6.15
Net income per common share - diluted	.95	2.17	2.24	.65	6.02
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

NOTE 17 – OPERATING LEASES
The Company leases certain stores, warehouses, manufacturing facilities, office space and equipment. Renewal options are available on the majority of leases and, under certain conditions, options exist to purchase certain properties. Rental expense for operating leases, recognized on a straight-line basis over the lease term in accordance with the Leases Topic of the ASC was $327,592, $310,109 and $292,516 for 2013, 2012 and 2011, respectively. Certain store leases require the payment of contingent rentals based on sales in excess of specified minimums. Contingent rentals included in rent expense were $44,084, $39,340 and $36,917 in 2013, 2012 and 2011, respectively. Rental income, as lessor, from real estate leasing activities and sublease rental income for all years presented was not significant. The following schedule summarizes the future minimum lease payments under noncancellable operating leases having initial or remaining terms in excess of one year at December 31, 2013:

2014	$277,599
2015	242,261
2016	199,568
2017	152,446
2018	104,186
Later years	244,072
Total minimum lease payments	$1,220,132
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
The Paint Stores Group consisted of 3,908 company-operated specialty paint stores in the United States, Canada, Puerto Rico, Virgin Islands, Trinidad and Tobago, St. Maarten, Jamaica, Curacao and Aruba at December 31, 2013. Each store in this segment is engaged in the related business activity of selling paint, coatings and related products to end-use customers. The Paint Stores Group markets and sells Sherwin-Williams® branded architectural paint and coatings, protective and marine products, OEM product finishes and related items. These products are produced by manufacturing facilities in the Consumer Group. In addition, each store sells selected purchased associated products. The loss of any single customer would not have a material adverse effect on the business of this segment. During 2013, this segment opened or acquired 388 net new stores, consisting of 392 new stores opened or acquired (301 in the United States, 86 in Canada, 2 in Puerto Rico, 2 in Trinidad and 1 in Jamaica) and 4 stores closed in the United States. In 2012 and 2011, this segment opened 70 and 60 net new stores, respectively. A map on the cover flap of this report shows the number of paint stores and their geographic location. The CODM uses discrete financial information about the Paint Stores Group, supplemented with information by geographic region, product type and customer type, to assess performance of and allocate resources to the Paint Stores Group as a whole. In accordance with ASC 280-10-50-9, the Paint Stores Group as a whole is considered the operating segment, and because it meets the criteria in ASC 280-10-50-10, it is also considered a Reportable Segment.
The Consumer Group develops, manufactures and distributes a variety of paint, coatings and related products to third-party customers primarily in the United States and Canada and the Paint Stores Group. Approximately 64 percent of the total sales of the Consumer Group in 2013 were intersegment transfers of products primarily sold through the Paint Stores Group. Sales and marketing of certain controlled brand and private labeled products is performed by a direct sales staff. The products distributed through third-party customers are intended for resale to the ultimate end-user of the product. The Consumer Group had sales to certain customers that, individually, may be a significant portion of the sales of the segment. However, the loss of any single customer would not have a material adverse effect on the overall profitability of the segment. This segment incurred most of the Company’s capital expenditures related to ongoing environmental compliance measures. The CODM uses discrete financial information about the Consumer Group, supplemented with information by product types and customer, to assess performance of and allocate resources to the Consumer Group as a whole. In accordance with ASC 280-10-50-9, the Consumer Group as a whole is considered the operating segment, and because it meets the criteria in ASC 280-10-50-10, it is also considered a Reportable Segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

The Global Finishes Group develops, licenses, manufactures, distributes and sells a variety of protective and marine products, automotive finishes and refinish products, OEM product finishes and related products in North and South America, Europe and Asia. This segment meets the demands of its customers for a consistent worldwide product development, manufacturing and distribution presence and approach to doing business. This segment licenses certain technology and trade names worldwide. Sherwin-Williams® and other controlled brand products are distributed through the Paint Stores Group and this segment’s 300 company-operated branches and by a direct sales staff and outside sales representatives to retailers, dealers, jobbers, licensees and other third-party distributors. During 2013, this segment opened 2 new branches (1 each in the United States and Canada) and closed 4 (2 each in the United States and Canada) for a net decrease of 2 branches. At December 31, 2013, the Global Finishes Group consisted of operations in the United States, subsidiaries in 34 foreign countries and income from licensing agreements in 16 foreign countries. The CODM uses discrete financial information about the Global Finishes Group reportable segment, supplemented with information about geographic divisions, business units and subsidiaries, to assess performance of and allocate resources to the Global Finishes Group as a whole. In accordance with ASC 280-10-50-9, the Global Finishes Group as a whole is considered the operating segment, and because it meets the criteria in ASC 280-10-50-10, it is also considered a Reportable Segment. A map on the cover flap of this report shows the number of branches and their geographic locations.
The Latin America Coatings Group develops, licenses, manufactures, distributes and sells a variety of architectural paint and coatings, protective and marine products, OEM product finishes and related products in North and South America. This segment meets the demands of its customers for consistent regional product development, manufacturing and distribution presence and approach to doing business. Sherwin-Williams® and other controlled brand products are distributed through this segment’s 282 company-operated stores and by a direct sales staff and outside sales representatives to retailers, dealers, licensees and other third-party distributors. During 2013, this segment opened 14 new stores (12 in South America and 2 in Mexico) and closed 8 (7 in South America and 1 in Mexico) for a net increase of 6 stores. At December 31, 2013, the Latin America Coatings Group consisted of operations from subsidiaries in 9 foreign countries, 4 foreign joint ventures and income from licensing agreements in 7 foreign countries. The CODM uses discrete financial information about the Latin America Coatings Group, supplemented with information about geographic divisions, business units and subsidiaries, to assess performance of and allocate resources to the Latin America Coatings Group as a whole. In accordance with ASC 280-10-50-9, the Latin America Coatings Group as a whole is considered the operating segment, and because it meets the criteria in ASC 280-10-50-10, it is also considered a Reportable Segment. A map on the cover flap of this report shows the number of stores and their geographic locations.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Net external sales of all consolidated foreign subsidiaries were $2,129,626, $2,049,814 and $1,982,859 for 2013, 2012 and 2011, respectively. Segment profit of all consolidated foreign subsidiaries was $106,166, $158,377 and $122,436 for 2013, 2012 and 2011, respectively. The decrease in segment profit in 2013 was primarily due to Brazil tax assessments and unfavorable currency translation rate changes. Domestic operations accounted for the remaining net external sales and segment profits. Long-lived assets consisted of Property, plant and equipment, Goodwill, Intangible assets, Deferred pension assets and Other assets. The aggregate total of long-lived assets for the Company was $3,223,790, $3,085,499 and, $2,967,660 at December 31, 2013, 2012 and 2011, respectively. Long-lived assets of consolidated foreign subsidiaries totaled $627,702, $718,409 and $650,681 at December 31, 2013, 2012 and 2011, respectively. Total Assets of the Company were $6,382,507, $6,234,737 and $5,229,252 at December 31, 2013, 2012 and 2011, respectively. Total assets of consolidated foreign subsidiaries were $1,625,422, $1,598,996 and $1,443,034, which represented 25.5 percent, 25.6 percent and 27.6 percent of the Company’s total assets at

December 31, 2013, 2012 and 2011, respectively. No single geographic area outside the United States was significant relative to consolidated net sales or operating profits. Export sales and sales to any individual customer were each less than 10 percent of consolidated sales to unaffiliated customers during all years presented.
In the reportable segment financial information that follows, Segment profit was total net sales and intersegment transfers less operating costs and expenses. Identifiable assets were those directly identified with each reportable segment. The Administrative segment assets consisted primarily of cash and cash equivalents, investments, deferred pension assets and headquarters property, plant and equipment. The margin for each reportable segment was based upon total net sales and intersegment transfers. Domestic intersegment transfers were accounted for at the approximate fully absorbed manufactured cost, based on normal capacity volumes, plus customary distribution costs. International intersegment transfers were accounted for at values comparable to normal unaffiliated customer sales.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

(millions of dollars)	2013
	Paint Stores Group	Consumer Group		Global Finishes Group	Latin America Coatings Group	Administrative		Consolidated Totals
Net external sales	$6,002	$1,342		$2,005	$832	$5		$10,186
Intersegment transfers		2,409		9	39	(2,457)
Total net sales and intersegment transfers	$6,002	$3,751		$2,014	$871	$(2,452)		$10,186
Segment profit	$991	$242	(1)	$170	$39			$1,442
Interest expense						$(63)		(63)
Administrative expenses and other						(293)		(293)
Income before income taxes	$991	$242		$170	$39	$(356)		$1,086
Reportable segment margins	16.5%	6.5%		8.4%	4.5%
Identifiable assets	$1,668	$1,762		$964	$485	$1,504		$6,383
Capital expenditures	73	40		15	7	32		167
Depreciation	55	45		29	10	20		159

	2012
	Paint Stores Group	Consumer Group		Global Finishes Group	Latin America Coatings Group	Administrative		Consolidated Totals
Net external sales	$5,410	$1,322		$1,961	$836	$5		$9,534
Intersegment transfers		2,320		7	47	(2,374)
Total net sales and intersegment transfers	$5,410	$3,642		$1,968	$883	$(2,369)		$9,534
Segment profit	$862	$217	(1)	$147	$81			$1,307
Interest expense						$(43)		(43)
Administrative expenses and other						(357)	(2)	(357)
Income before income taxes	$862	$217		$147	$81	$(400)		$907
Reportable segment margins	15.9%	6.0%		7.5%	9.2%
Identifiable assets	$1,374	$1,701		$987	$485	$1,688		$6,235
Capital expenditures	67	47		14	9	20		157
Depreciation	49	43		30	10	20		152

	2011
	Paint Stores Group	Consumer Group		Global Finishes Group	Latin America Coatings Group	Administrative		Consolidated Totals
Net external sales	$4,780	$1,274		$1,878	$828	$6		$8,766
Intersegment transfers		2,091		9	39	(2,139)
Total net sales and intersegment transfers	$4,780	$3,365		$1,887	$867	$(2,133)		$8,766
Segment profit	$646	$174	(1)	$90	$75			$985
Interest expense						$(42)		(42)
Administrative expenses and other						(201)		(201)
Income before income taxes	$646	$174		$90	$75	$(243)		$742
Reportable segment margins	13.5%	5.2%		4.8%	8.7%
Identifiable assets	$1,309	$1,682		$939	$469	$830		$5,229
Capital expenditures	50	35		14	14	41		154
Depreciation	48	43		31	11	18		151

(1)	Segment profit included $30, $27 and $24 of mark-up on intersegment transfers realized primarily as a result of external sales by the Paint Stores Group during 2013, 2012 and 2011, respectively.

(2)	Includes $80 pre-tax charge related to DOL Settlement. See Note 9.

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
Readers are cautioned not to place undue reliance on any forward-looking statements. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements and from the Company’s historical results and experience. These risks, uncertainties and other factors include such things as: (a) general business conditions, strengths of retail and manufacturing economies and the growth in the coatings industry; (b) competitive factors, including pricing pressures and product innovation and quality; (c) changes in raw material and energy supplies and pricing; (d) changes in the Company’s relationships with customers and suppliers; (e) the Company’s ability to attain cost savings from productivity initiatives; (f) the Company’s ability to successfully integrate past and future acquisitions into its existing operations, including the pending acquisition of the Comex business in Mexico and the recent acquisitions of the Comex business in the United States and Canada, Geocel and Jiangsu Pulanna, as well as the performance of the businesses acquired; (g) legal, regulatory and other matters that may affect the timing of our ability to complete the pending acquisition of the Comex business in Mexico; (h) risks and uncertainties associated with the Company’s ownership of Life Shield Engineered Systems LLC; (i) changes in general domestic economic conditions such as inflation rates, interest rates, tax rates, unemployment rates, higher labor and healthcare costs, recessions, and changing government policies, laws and regulations; (j) risks and uncertainties associated with the Company’s expansion into and its operations in Asia, Europe, Mexico, South America and other foreign markets, including general economic conditions, inflation rates, recessions, foreign currency exchange rates, foreign investment and repatriation restrictions, legal and regulatory constraints, civil unrest and other external economic and political factors; (k) the achievement of growth in foreign markets, such as Asia, Europe, Mexico and South America; (l) increasingly stringent domestic and foreign governmental regulations including those affecting health, safety and the environment; (m) inherent uncertainties involved in assessing the Company’s potential liability for environmental-related activities; (n) other changes in governmental policies, laws and regulations, including changes in accounting policies and standards and taxation requirements (such as new tax laws and new or revised tax law interpretations); (o) the nature, cost, quantity and outcome of pending and future litigation and other claims, including the lead pigment and lead-based paint litigation, and the effect of any legislation and administrative regulations relating thereto; and (p) unusual weather conditions.
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

SHAREHOLDER INFORMATION

Annual Meeting
The annual meeting of shareholders
will be held in the Landmark
Conference Center, 927 Midland
Building, 101 W. Prospect Avenue,
Cleveland, Ohio on Wednesday,
April 16, 2014 at 9:00 A.M.,
local time.

Headquarters
101 W. Prospect Avenue
Cleveland, Ohio 44115-1075
(216) 566-2000
www.sherwin.com

Investor Relations
Robert J. Wells
Senior Vice President - Corporate
Communications and Public Affairs
The Sherwin-Williams Company
101 W. Prospect Avenue
Cleveland, Ohio 44115-1075

Independent Registered
Public Accounting Firm
Ernst & Young LLP
Cleveland, Ohio

Stock Trading
Sherwin-Williams Common Stock—
Symbol, SHW—is traded on the
New York Stock Exchange.

Dividend Reinvestment Program
A dividend reinvestment program is
available to shareholders of common
stock. For information, contact
Wells Fargo Shareowner Services.

Form 10-K
The Company’s Annual Report on
Form 10-K, filed with the Securities
and Exchange Commission, is
available without charge. To obtain
a copy, contact Investor Relations.

Transfer Agent & Registrar
Our transfer agent, Wells Fargo
Shareowner Services, maintains the
records for our registered shareholders
and can help with a wide variety of
shareholder related services, including
the direct deposit of dividends and
online access to your account. Contact:
Wells Fargo Shareowner Services
P.O. Box 64856
St. Paul, MN 55164-0856
www.shareowneronline.com
1-800-468-9716 Toll-free
651-450-4064 outside the United States
651-450-4144 TDD

SHAREHOLDER INFORMATION

COMMON STOCK TRADING STATISTICS

	2013	2012	2011	2010	2009
High	$195.32	$159.80	$90.42	$84.99	$64.13
Low	153.94	90.21	69.47	57.86	42.19
Close December 31	183.50	153.82	89.27	83.75	61.65
Shareholders of record	7,555	7,954	8,360	8,706	9,151
Shares traded (thousands)	186,854	282,397	286,276	316,582	430,216
QUARTERLY STOCK PRICES AND DIVIDENDS

2013				2012
Quarter	High	Low	Dividend	Quarter	High	Low	Dividend
1st	$172.41	$153.94	$.500	1st	$110.79	$90.21	$.390
2nd	194.56	162.22	.500	2nd	133.97	107.29	.390
3rd	190.68	163.63	.500	3rd	150.80	122.79	.390
4th	195.32	170.63	.500	4th	159.80	138.36	.390

CORPORATE OFFICERS AND
OPERATING MANAGEMENT

Corporate Officers	Operating Management

Christopher M. Connor, 57*	Joel Baxter, 53	Timothy A. Knight, 49*
Chairman and Chief Executive Officer	President & General Manager	President
	Global Supply Chain Division	Latin America Coatings Group
John G. Morikis, 50*	Consumer Group
President and Chief Operating Officer		Cheri M. Phyfer, 42
	Paul R. Clifford, 50	President & General Manager
Sean P. Hennessy, 56*	President & General Manager	Diversified Brands Division
Senior Vice President - Finance and	Canada Division	Consumer Group
Chief Financial Officer	Paint Stores Group
Ronald B. Rossetto, 47
Thomas E. Hopkins, 56*	Robert J. Davisson, 53*	President & General Manager
Senior Vice President -	President	Protective & Marine Coatings Division
Human Resources	Paint Stores Group	Global Finishes Group

Catherine M. Kilbane, 50*	Timothy J. Drouilhet, 52	David B. Sewell, 45
Senior Vice President, General	President & General Manager	President & General Manager
Counsel and Secretary	Eastern Division	Product Finishes Division
	Paint Stores Group	Global Finishes Group
Steven J. Oberfeld, 61*
Senior Vice President -	Monty J. Griffin, 53	Todd V. Wipf, 49
Corporate Planning and Development	President & General Manager	President & General Manager
	South Western Division	Southeastern Division
Robert J. Wells, 56*	Paint Stores Group	Paint Stores Group
Senior Vice President - Corporate
Communications and Public Affairs	Thomas C. Hablitzel, 51
President & General Manager
Allen J. Mistysyn, 45*	Automotive Division
Vice President -	Global Finishes Group
Corporate Controller
George E. Heath, 48*
Jeffrey J. Miklich, 39	President
Vice President and Treasurer	Global Finishes Group

Jane M. Cronin, 46	Peter J. Ippolito, 49
Vice President - Corporate Audit	President & General Manager
and Loss Prevention	Mid Western Division
Paint Stores Group
Michael T. Cummins, 55
Vice President - Taxes and
Assistant Secretary

Richard M. Weaver, 59
Vice President - Administration

* Executive Officer as defined by the Securities Exchange Act of 1934

CORPORATE OFFICERS AND
OPERATING MANAGEMENT

2013 DIRECTORS

1. **John M. Stropki, 63**
   Retired, former Chairman, President and Chief Executive Officer
   Lincoln Electric Holdings, Inc.

2. **Richard K. Smucker, 65**
   Chief Executive Officer
   The J. M. Smucker Company

3. **Arthur F. Anton, 56***
   President and Chief Executive Officer
   Swagelok Company

4. **Susan J. Kropf, 65**
   Retired, former President and Chief Operating Officer
   Avon Products, Inc.

5. **Christopher M. Connor, 57**
   Chairman and Chief Executive Officer
   The Sherwin-Williams Company

6. **Thomas G. Kadien, 57***
   Senior Vice President Consumer Packaging and IP Asia
   International Paper Company

7. **Richard J. Kramer, 50***
   Chairman of the Board, Chief Executive Officer and President
   The Goodyear Tire & Rubber Company

8. **David F. Hodnik, 66***
   Retired, former President and Chief Executive Officer
   Ace Hardware Corporation

*Audit Committee Member

1
2
3
4
5
6
7
8