Form 10-K, Exhibit 13
period 2014-12-31
SHERWIN WILLIAMS CO
filed 2015-02-25
CIK 89800

Exhibit 13 2

ABOUT US

The Sherwin-Williams Company was founded by Henry Sherwin and Edward Williams in 1866. Today, we are a global leader in the manufacture, development, distribution and sale of paint, coatings and related products to professional, industrial, commercial and retail customers.

The Company manufactures products under well-known brands such as Sherwin-Williams®, Dutch Boy®, Krylon®, Minwax®, Thompson's® Water Seal® and many more. With global headquarters in Cleveland, Ohio, Sherwin-Williams® branded products are sold exclusively through more than 4,500 company-operated stores and facilities, while the Company's other brands are sold through leading mass merchandisers, home centers, independent paint dealers, hardware stores, automotive retailers and industrial distributors. For more information, visit **www.sherwin-williams.com.**

The Company is comprised of four reportable segments, which together provide our customers innovative solutions to ensure their success, no matter where they work, or what surfaces they are coating.

Paint Stores Group operates the exclusive outlets for Sherwin-Williams® branded paints, stains, supplies, equipment and floor covering in the U.S., Canada and the Caribbean.

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

Global Finishes Group manufactures and sells a wide range of OEM product finishes, protective and marine coatings, and automotive finishes to a growing customer base in nearly 100 countries.

CONTENTS

Our Global Footprint	▶
Financial Highlights	1
Letter to Shareholders	2
2014 At A Glance	6
Paint Stores Group	8
Latin America Coatings Group	10
Consumer Group	12
Global Finishes Group	14
Shareholder Returns	16
Financial Performance	17

The Sherwin-Williams Company is an equal opportunity employer that recruits, selects and hires on the basis of individual qualifications and prohibits unlawful discrimination based on race, color, religion, sex, national origin, protected veteran status, disability, age, sexual orientation or any other consideration made unlawful by federal, state or local laws.

OUR GLOBAL FOOTPRINT

CANADA
24 branches
1 facility
191 paint stores
5 facilities
40 facilities
3,736 paint stores
240 branches
UNITED STATES
1 branch
76 paint stores
CARIBBEAN
EUROPE
16 branches
7 facilities
12 facilities
ASIA/PACIFIC
7 facilities
1 branch
LATIN AMERICA / SOUTH AMERICA
18 branches
276 paint stores
8 facilities
22 facilities
Paint Stores Group stores
Latin America Coatings Group stores & facilities
Consumer Group facilities
Global Finishes Group branches & facilities
Corporate headquarters

The largest coatings manufacturer in the United States and third-largest worldwide

As a global leader in the development, manufacture and sale of paint, coatings and related products, Sherwin-Williams has an extensive retail presence throughout the Americas, and growing service capabilities in Europe and Asia/Pacific. The Paint Stores Group has 4,003 company-operated specialty paint stores in the United States, Canada and the Caribbean. More than 90 percent of the U.S. population lives within a 50-mile radius of a Sherwin-Williams store. The Consumer Group manages a highly efficient global supply chain consisting of 65 manufacturing plants and 37 distribution centers. The Global Finishes Group sells to a growing customer base in nearly 100 countries around the world and has 300 company-operated automotive, protective, marine and product finishes branches. The Latin America Coatings Group operates 276 stores primarily located in Argentina, Brazil, Chile, Colombia, Ecuador, Mexico, Peru and Uruguay.

DOMESTIC SUBSIDIARIES

Comex North America, Inc.
Contract Transportation Systems Co.
CTS National Corporation
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
Sherwin-Williams Argentina I.y C.S.A.
Sherwin-Williams Aruba VBA
Sherwin-Williams (Australia) Pty. Ltd.
Sherwin-Williams Automotive Mexico S.de R.L.de C.V.
Sherwin-Williams Balkan S.R.L.
Sherwin-Williams Bel
Sherwin-Williams (Belize) Limited
Sherwin-Williams Benelux NV
Sherwin-Williams Canada Inc.
Sherwin-Williams (Caribbean) N.V.
Sherwin-Williams Cayman Islands Limited
Sherwin-Williams Chile S.A.
Sherwin-Williams Coatings India Private Limited
Sherwin-Williams Coatings S.a r.l.
Sherwin-Williams Colombia S.A.S.
Sherwin-Williams Czech Republic spol. s r.o
Sherwin-Williams Denmark A/S
Sherwin-Williams Deutschland GmbH
Sherwin-Williams Diversified Brands Limited
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
Sherwin-Williams (Vietnam) Limited
Sherwin-Williams (West Indies) Limited
SWIPCO – Sherwin-Williams do Brasil Propriedade Intelectual Ltda.
The Sherwin-Williams Company Resources Limited
TOB Becker Acroma Ukraine
UAB Sherwin-Williams Lietuva
ZAO Sherwin-Williams
Zhao Qing Sherwin Williams Coatings Co., Ltd.

FINANCIAL HIGHLIGHTS

	2012[1]	2013[2]	2014
Net sales (thousands)	$ 9,534,462	$10,185,532	$11,129,533
Net income (thousands)	$ 631,034	$ 752,561	$ 865,887
Per common share:			
Net income – diluted	$ 6.02	$ 7.26	$ 8.78
Net income – basic	$ 6.15	$ 7.41	$ 8.95
Cash dividends	$ 1.56	$ 2.00	$ 2.20
Book value	$ 17.35	$ 17.72	$ 10.52
Average common shares outstanding (thousands)	101,715	100,898	96,190
Return on sales	6.6 %	7.4 %	7.8 %
Return on assets	10.1 %	11.8 %	15.2 %
Return on beginning shareholders' equity	41.6 %	42.0 %	48.8 %
Total debt to capitalization	48.8 %	49.2 %	64.4 %
Interest coverage[3]	22.2 x	18.3 x	20.6 x

(1) 2012 Net income and per common share amounts include DOL settlement of $49.2 million, net of tax, or $.47 per share.
(2) 2013 Net income and per common share amounts include Brazil tax assessments totaling $21.9 million, net of tax, or $.21 per share.
(3) Ratio of income before income taxes and interest expense to interest expense.

NET SALES
(millions of dollars)

9,534
10,186
11,130
12
13
14

NET INCOME
(millions of dollars)

631
753
866
12(1)
13(2)
14

NET INCOME PER SHARE – DILUTED

6.02
7.26
8.78
12(1)
13(2)
14

NET OPERATING CASH
(millions of dollars)

888
1,084
1,082
12
13
14

LETTER TO

SHAREHOLDERS

BY ALMOST ANY MEASURE, 2014 WAS A SUCCESSFUL YEAR FOR SHERWIN-WILLIAMS.

It was our fourth consecutive year of record sales and our third consecutive year of record earnings. Cash from operations surpassed $1 billion for the second straight year, which helped to fund dividend payments and share repurchases totaling $1.7 billion during the year. Total shareholder return in 2014 was 44.9 percent, and our average annual total shareholder return over the past five years was 35.6 percent.

Consolidated net sales increased 9.3 percent to finish the year at $11.13 billion. Profit before taxes grew 15.9 percent to $1.26 billion, net income increased 15.1 percent to $865.9 million, and diluted net income per common share increased 20.9 percent to $8.78 per share. Our earnings per share results for the year include charges of $.22 per share related to environmental provisions and an $.18 per share EPS loss from the Comex acquisition completed in 2013, partially offset by an increase of $.13 per share related to our legal settlement with a titanium dioxide supplier.

We generated $1.08 billion in net operating cash during the year, thanks in part to strong working capital management by all of our operating segments. In spite of a fourth-quarter inventory build to support the rollout of a new paint program at Lowe's in the spring of 2015, our year-end working capital ratio – accounts receivable plus inventory minus accounts payable, divided by sales – dropped to 10.1 percent of sales from 10.5 percent last year. This improvement reflects the progress our Paint Stores Group and Global Supply Chain teams have made in integrating the Comex acquisition.

The Company acquired 6.93 million shares of its common stock during the year at an average cost of $214.97 per share and a total investment of $1.49 billion. At year-end, we had remaining Board authorization to purchase an additional 5.23 million shares. We paid quarterly dividends totaling $2.20 per share, an increase of 10 percent over 2013, extending our string of dividend increases to 36 consecutive years.

At year-end, our total debt was $1.8 billion and cash on hand was $41 million, compared to a cash balance of $745 million at the end of 2013.

Consolidated net sales increased 9.3 percent to finish the year at $11.13 billion. Profit before taxes grew 15.9 percent to $1.26 billion, net income increased 15.1 percent to $865.9 million, and diluted net income per common share increased 20.9 percent to $8.78 per share.

Strong financial results were not our only success in 2014. We made progress on a number of initiatives that will strengthen our operations and provide significant momentum going into 2015.

The integration of the U.S. and Canadian businesses we acquired from Comex in 2013 is well underway. Over the past year, we stabilized sales volumes in these stores and significantly improved product assortment and product availability, all of which will result in a positive contribution to Paint Stores Group operating profit in 2015. Our Consumer Group is also benefiting from many of the branded product lines included in the acquisition, such as Duckback® stains and sealers, and PARA® and Laurentide™ paints.

In August, we unveiled an organizational realignment that placed our Paint Stores Group and Latin America Coatings Group under a unified management team led by Jay Davisson. Although this change will not affect our reportable segments – Paint Stores Group and Latin America Coating Group will continue to be reported separately – it will enable us to share expertise between the two business units and better leverage our operating, technical and supply chain resources, which will benefit both organizations in the long run.

In December, we announced our first-ever architectural paint program in Lowe's stores nationwide under the HGTV HOME® by Sherwin-Williams label. This program will begin shipping in early spring 2015, just in time for the start of the painting season.

PAINT STORES GROUP

Our Paint Stores Group is the largest operator of specialty paint stores in North America, servicing the needs of architectural and industrial painting contractors and do-it-yourself homeowners. Net sales for the Group finished the year at $6.85 billion, an increase of 14.2 percent over 2013. Comparable-store sales –

From left to right: **Sean P. Hennessy,** Senior Vice President – Finance and Chief Financial Officer; **Christopher M. Connor,** Chairman and Chief Executive Officer; **John G. Morikis,** President and Chief Operating Officer

sales by stores open more than 12 months – increased 8.8 percent during the year. The segment's profit increased 21.3 percent to $1.2 billion. As a percentage of sales, Paint Stores Group profit increased to a record 17.5 percent, up from the previous record of 16.5 percent set in 2013. Operating margin on core incremental sales was 41.9 percent.

In December, Paint Stores Group celebrated the opening of our 4,000th store location. For the year, we exceeded our initial expectation of opening 80 to 90 new stores and finished the year with 95 net new locations for a total of 4,003 stores in the U.S., Canada and the Caribbean. We remain confident that our goal of 5,000 locations in North America is realistic, and we expect to get closer to that goal by 100 to 110 stores in 2015. Given our outlook for future growth and expansion, we recruited a record 1,400 college graduates into our Management Training Program in 2014.

During the year, we closed 12 of the acquired Comex stores, leaving a total of 294 in operation. This number of closings is low by historical standards for an acquisition of this type, and reflects the good geographic fit of the Comex store footprint. Approximately 100 of these locations have been fully converted to Sherwin-Williams stores, and our goal is to convert the majority of the remaining locations in 2015.

The J.D. Power 2014 Paint Satisfaction Study℠ ranked Sherwin-Williams "Highest in Customer Satisfaction with Paint Retailers, Two Years in a Row." We also ranked "Highest in Customer Satisfaction among Exterior Paints," which was a new segment for J.D. Power in 2014.

LATIN AMERICA COATINGS GROUP

Our Latin America Coatings Group sells a variety of architectural paint, coatings and related products throughout Latin America. Sherwin-Williams® and other controlled-brand products are distributed through company-operated specialty paint stores and by a direct sales staff and outside sales representatives to retailers, dealers, licensees and other third-party distributors.

In 2014, unfavorable currency exchange rates in many Latin American countries once again posed a significant challenge to our results in the region. Net sales decreased 7.3 percent to $771.4 million, despite our efforts to offset currency devaluation through selling price increases. Currency translation decreased sales in U.S. dollars by 12.3 percent during the year. Latin America Coatings Group segment profit in U.S. dollars increased to $40.5 million from $38.6 million in 2013. Unfavorable currency translation decreased profit by $15.7 million in 2014. In 2013, we incurred charges of $31.6 million to satisfy tax assessments in Brazil. Segment profit as a percentage of net sales was 5.2 percent in 2014 compared to 4.6 percent in 2013.

At the end of the year, we had 276 company-operated Sherwin-Williams stores in Latin America, which is a net reduction of six locations. At the same time, we expanded our dedicated dealer program, adding 11 new stores in Brazil, 13 in Argentina, one in Uruguay, and 47 in Mexico for a total of 646 dedicated dealer locations. The total number of dedicated Sherwin-Williams outlets in Latin America increased to 922 at the end of 2014 compared with 869 at the end of the prior year.

We expanded our popular Painter Academy training and relationship-building program throughout the region, reaching more than 8,000 painting contractors and paint dealer store personnel during the year. The course is designed to develop application skills and techniques, and familiarize participants with the superior performance of Sherwin-Williams' products.

CONSUMER GROUP

The Consumer Group fulfills a dual mission for the Company: supplying branded and private-label products to retailers throughout North America, and supporting our other businesses around the world with new product research and development, manufacturing, distribution, and logistics.

In 2014, Consumer Group sales increased 5.9 percent to $1.42 billion, helped in large part by sales from acquisitions that augmented low-single-digit organic revenue growth. Acquisitions increased net sales by 3.4 percent. Segment profit increased 4.5 percent to $252.9 million, as sales and operating efficiencies from higher manufacturing volume more than offset fourth-quarter expenses related to the HGTV HOME® by Sherwin-Williams paint program at Lowe's. Segment profit margin contracted modestly to 17.8 percent of sales from 18.0 percent in 2013.

The HGTV HOME® by Sherwin-Williams paint program will be available at Lowe's stores and on Lowes.com beginning in March 2015. The program will feature new and improved interior and exterior paint lines available at both Sherwin-Williams company stores and Lowe's stores nationwide, plus exclusive line extensions available at Lowe's. The HGTV HOME® by Sherwin-Williams color palette will offer 16 designer-inspired color collections – eight of which are exclusive to Lowe's.

The Consumer Group leads our worldwide architectural coatings research and development effort, and manages a highly efficient global supply chain consisting of 65 manufacturing plants and 37 distribution centers. This talented team is responsible for the integration of the Comex manufacturing and distribution facilities in the U.S. and Canada. To date, 28 of our manufacturing and distribution sites have earned the Star certification from the Occupational Safety & Health Administration (OSHA) Voluntary Protection Programs, more than any other paint manufacturer in North America. In 2014, our company-operated transport fleet received a First Place Award for accident prevention from the National Private Truck Council, an impressive feat for a fleet that drove a record 56 million miles last year.

GLOBAL FINISHES GROUP

The Global Finishes Group manufactures and sells industrial coatings, automotive finishes, and protective and marine coatings to a growing customer base in nearly 100 countries around the world. We go to market through independent retailers, jobbers and distributors as well as through our company-operated branches. Acquisitions have played a particularly important role in this segment in recent years, bringing new technology and needed capacity to key geographic regions.

Net sales for our Global Finishes Group increased 3.8 percent to $2.08 billion in 2014, despite a 1.6 percent drag from currency valuation. Segment profit increased 17.9 percent to $201.1 million as a result of increased operating efficiencies, selling price increases and a $6.3 million gain on the early termination of a customer agreement, which were partially offset by $13.5 million of unfavorable currency translation. Global Finishes Group profit as a percentage of net sales increased 120 basis points to 9.7 percent from 8.5 percent in 2013.

We continue to strengthen and expand our industrial coatings capabilities in Europe and Asia, particularly in metal and plastics coatings. Our new lab in Wuppertal, Germany will provide technical support to our sales teams in Central Europe, as we introduce several new products to meet the needs of customers in the general finishing, heavy equipment and electronics markets, and satisfy ever-changing global OEM specifications.

In automotive finishes, we launched Formula Express® 2.0, our next-generation global online color formula retrieval system for Collision and Custom Paint Shops. It works with both mobile and tablet formats, has global language capabilities, and integrates seamlessly with Collision Shop Management Systems.

Our protective and marine coatings business was recognized during the year by both the Society for Protective Coatings (SSPC) and the U.S. military. SSPC selected the Fremont Bridge project in Seattle for outstanding achievement in the completion of a complex industrial coatings project. Due to the frequent wind and rain in Seattle, a Sherwin-Williams moisture-cured coating system was specified on the project. The military honored us with the Military Coatings Excellence Award in recognition of exceptional coatings work performed on U.S. military ships, structures or facilities – in this case, our work on the USS Ronald Reagan.

BOARD & MANAGEMENT CHANGES

At our annual meeting of shareholders in April 2014, Christine A. Poon was elected to our Board of Directors and appointed to the Audit and Nominating and Corporate Governance committees. Christine is a Professor of Management and Human Resources at the The Max M. Fisher College of Business at The Ohio State University, where she served as Dean and John W. Berry, Sr. Chair in Business from 2009 to 2014. She came to Fisher after a 30-year career in the healthcare industry, most recently as Vice Chairman and Worldwide Chairman of Pharmaceuticals at Johnson & Johnson. Her broad experience in domestic and international business operations and sales and marketing will serve our Board and shareholders well. We look forward to her contributions to Sherwin-Williams for many years.

In July, Matthew Thornton III, Senior Vice President, U.S. Operations, FedEx Express, was elected to our Board of Directors and also appointed to the Audit Committee. Matt brings more than 35 years of general management and operations experience at Federal Express to the Board. He will add a valuable perspective, and we look forward to his contributions and guidance to Sherwin-Williams and our shareholders for many years to come.

These two appointments bring the total number of board members to 10 and the number of independent directors to nine.

We made several key management appointments during the year. Tim Knight was named Senior Vice President-Administration, with responsibility for a number of corporate functions, including our Global Real Estate platform. Tim joined Sherwin-Williams in 1994 and has held a wide range of leadership roles, most recently President, Latin America Coatings Group, where he drove the regionalization process that will enable us to better integrate Latin America Coatings Group with Paint Stores Group.

David Sewell was promoted to the position of President, Global Finishes Group. David joined Sherwin-Williams in 2007 as Vice President of Marketing for the Automotive Division, and was most recently the President & General Manager for the Product Finishes Division. In that role, David and the Product Finishes Division have made good progress in integrating our EMEA (Europe, Middle East, Africa) and APAC (Asia Pacific) businesses while showing strong growth domestically.

These executives have proven themselves to be skilled business managers and outstanding leaders over their tenures with the Company. They bring impressive records of accomplishment to their new roles.

OUTLOOK FOR 2015

As we move ahead into 2015, paint and coatings demand in most domestic markets looks encouraging. Residential starts and existing home turnover gained momentum in the fourth quarter, which bodes well for the coming year. Contracts for new non-residential projects increased 7 percent in square footage terms in 2014, and the pace of demand growth in segments such as office, hospitality, manufacturing and warehousing, and apartment buildings remains strong.

Outside the U.S., it appears likely that sluggish market conditions and currency devaluation in Europe and many Latin American countries will remain a challenge.

Our raw materials basket, which comprises roughly 85 percent of cost of goods sold, has many moving parts but, in total, we believe we are likely to see declining input costs for the year. The drop in the price of crude oil, if sustained, will no doubt have a positive impact on petrochemical-based materials such as latex and solvents, but these commodities will not necessarily move in a linear relationship with crude. The price of high-grade chloride titanium dioxide held steady over the back half of 2014, and soft order volumes and excess inventories suggest pricing should remain stable for the foreseeable future. Based on these factors, we expect average year-over-year raw material costs for the paint and coatings industry to be down in the low-single-digit percentage range in 2015.

We are well positioned to benefit from the trends we see in the market. Our continued focus on better serving a diverse and increasingly global professional customer base, expanding our distribution domestically and abroad, developing new and innovative products, managing expenses and working capital, generating cash, and continuing to invest in our people will enable us to grow and prosper in the year ahead. We are equally confident that these same factors will continue to produce superior results and returns for our shareholders over the long term.

To all of the dedicated employees of Sherwin-Williams around the world, I offer my heartfelt thanks for your hard work, skills and commitment. We have the best team in the business, and you make the difference in our success. On behalf of all Sherwin-Williams employees, we offer our thanks and appreciation to our shareholders, customers and suppliers for your continued trust and confidence.

Christopher M. Connor
Chairman and Chief Executive Officer

As we move ahead into 2015, paint and coatings demand in most domestic markets looks encouraging. Residential starts and existing home turnover gained momentum in the fourth quarter, which bodes well for the coming year.

2014 AT A GLANCE

PAINT STORES GROUP

Sherwin-Williams Paint Stores are the exclusive outlets for Sherwin-Williams® branded paints, stains, supplies, equipment and floor covering in the U.S., Canada and the Caribbean.

PRODUCTS SOLD: Paints, stains, coatings, caulks, applicators, wallcoverings, floorcoverings, spray equipment and related products

MARKETS SERVED: Do-it-yourselfers, professional painting contractors, home builders, property maintenance, healthcare, hospitality, architects, interior designers, industrial, marine, flooring and original equipment manufacturer (OEM) product finishers

MAJOR BRANDS SOLD: Sherwin-Williams®, ProMar®, SuperPaint®, A-100®, Duron®, MAB®, PrepRite®, Duration®, Duration Home®, Harmony®, ProClassic®, Woodscapes®, Cashmere®, HGTV HOME® by Sherwin-Williams, Emerald®, Duracraft™, Solo®, ProIndustrial™, ProPark®, Frazee®, Parker™ Paints, Kwal®, Color Wheel™, General Paint™

OUTLETS: 4,003 Paint Stores Group stores in the United States, Canada, Aruba, Jamaica, Puerto Rico, St. Maarten, Trinidad and Tobago and the Virgin Islands

61.6%
of total sales

Tuff Surface
Duration HOME
SuperPaint
Emerald
Loxon XP
IR Reflective Coating
PAINTERS EDGE
Dry Erase Coating

LATIN AMERICA COATINGS GROUP

Our Latin America Coatings Group manufactures and sells a wide range of architectural paints, industrial coatings and related products throughout Latin America.

PRODUCTS SOLD: Architectural paints, stains, coatings, varnishes, protective and marine products, wood finishing products, applicators, aerosols, OEM product finishes and related products

MARKETS SERVED: Professional painting contractors, independent paint dealers, industrial maintenance, OEM product finishers and do-it-yourselfers

MAJOR BRANDS SOLD: Sherwin-Williams®, Marson®, Metalatex®, Novacor®, Loxon®, Colorgin®, Sumaré®, Condor®, Krylon®, Kem Tone®, Minwax®

OUTLETS: 276 company-operated stores in Argentina, Brazil, Chile, Colombia, Ecuador, Mexico, Peru and Uruguay. Distribution through dedicated dealers, home centers, distributors, hardware stores, and through licensees in Argentina, El Salvador, Peru and Venezuela

6.9%
of total sales

Metalatex
CLIMA & TEMPO
Bioprotect
LATEX ALTA DURACIO
LOXON
LARGA DURACIÓN
ANTI-MANCHAS
LATEX INTERIOR MATE

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

OUTLETS: Leading mass merchandisers, home centers, independent paint dealers, hardware stores, craft stores, fine art stores, automotive retailers and industrial distributors in the United States, Canada, Mexico, Poland and United Kingdom

12.8%
of total sales

Purdy
MINWAX
ULTIMATE
FLOOR FINISH
KRYLON
SUPER MAXX
SUPERDECK
Thompson's WaterSeal
Platinum

GLOBAL FINISHES GROUP

The Global Finishes Group manufactures and sells a wide range of OEM product finishes, protective and marine coatings, and automotive finishes to a growing customer base in nearly 100 countries.

PRODUCTS SOLD: Asset protection products, wood finishes, powder coatings, coatings for plastic and glass, aerosols, high-performance interior and exterior coatings for the automotive, aviation, fleet, heavy truck, material handling, agriculture and construction, and building products markets

MARKETS SERVED: Commercial construction, industrial maintenance, OEM applications in military, heavy equipment, electronics, building products, furniture, cabinetry and flooring, automotive jobbers, wholesale distributors, collision repair facilities, dealerships, fleet owners and refinishers, production shops, body builders, manufacturers, and job shops

MAJOR BRANDS SOLD: Sherwin-Williams®, Lazzuril®, Excelo®, Baco®, Planet Color®, AWX Performance Plus™, Ultra™, Ultra-Cure®, Martin Senour®, Kem Aqua®, Sher-Wood®, Powdura®, Polane®, Euronavy®, Inchem®, Sayerlack®, Firetex®, Macropoxy®, Oece™, Arti™, Acrolon®, Sher-Nar®, PermaClad®, Heat-Flex®, Magnalux™, ATX™, Genesis®, Dimension®, Finish 1™, Lanet™, DFL™, Conely™, Envirolastic®, Fastline™

OUTLETS: 300 company-operated automotive, industrial and product finishes branches and other operations in the United States, Australia, Belarus, Belgium, Brazil, Canada, Chile, China, Czech Republic, Denmark, Finland, France, Germany, India, Ireland, Italy, Lithuania, Malaysia, Mexico, Norway, Peru, Poland, Portugal, Romania, Russia, Singapore, Spain, Sweden, Thailand, Ukraine, United Kingdom and Vietnam. Distribution in 38 other countries through wholly owned subsidiaries, joint ventures, distributors, export options, and licensees of technology, trademarks and trade names

18.7%
of total sales

SAYERLACK
PRO BASE
DURA-PLATE
301K
FASTLINE
FAST LIGHT

PAINT STORES GROUP

Sherwin-Williams Paint Stores are the exclusive outlets for Sherwin-Williams® branded paints, stains, supplies, equipment and floor covering in the U.S., Canada and the Caribbean. The Paint Stores Group serves architectural and industrial painting contractors, residential and commercial builders and remodelers, property owners and managers, OEM product finishers and do-it-yourself homeowners.

Net sales for the Group increased 14.2 percent to $6.85 billion in 2014, and segment profit increased to $1.20 billion. The Paint Stores Group opened 95 net new locations to surpass the 4,000-store milestone. We expect to open 100 to 110 stores in 2015 to move us closer to our goal of 5,000 locations in North America. Also during the year, we continued the successful integration of Color Wheel, Parker, Frazee, Kwal and General Paint stores from our Comex acquisition. Approximately 100 of these locations have been fully converted to the Sherwin-Williams name, and we expect to convert the majority of the remaining stores in 2015. In addition, we realigned our Paint Stores Group and Latin America Coatings Group under a unified management team, which will enable us to share expertise and resources between the two business units.

To meet the evolving needs of our diverse customer base, we consistently expand and demonstrate our product and application know-how, and continue to develop innovative new products. In 2014, Paint Stores Group introduced nine new product lines, including Painters Edge® Interior Latex, which delivers a flat finish with excellent hide and touch-up properties and good washability. In addition, we launched Loxon® XP IR Reflective Coating, which reflects UV rays back into the atmosphere, reducing the exterior surface temperature and interior energy use of buildings exposed to constant sunlight. This breathable finish is elastic to help bridge hairline cracks, and it withstands extreme sun, wind-driven rain, heat, humidity and salt air for long-lasting durability.

Paint Stores Group also introduced Paint Perks™, an evolution of our preferred customer program that combines the in-store and online customer experiences. Paint Perks members save 10 percent every time they shop, are invited to exclusive sale events, and receive decorating tips and how-to's via email. They also have access to their 10-year purchase history.

The J.D. Power 2014 Paint Satisfaction Study℠ ranked Sherwin-Williams "Highest in Customer Satisfaction with Paint Retailers, Two Years in a Row."[1] We were also awarded "Highest in Customer Satisfaction among Exterior Paints,"[2] a new segment that J.D. Power is measuring.

J.D. POWER
HIGHEST CUSTOMER SATISFACTION
SHERWIN-WILLIAMS

Our Harmony® Interior Acrylic Latex Paint also won several awards, including Readers' Choice Award in the Paint category from *Facility Executive* magazine and Grand Prize Winner of *Buildings'* NeoCon Product Innovation Awards in Walls and Partitions category. It was also honored as an Edison Awards finalist.

ACHIEVEMENTS

- **Sherwin-Williams opened 95 net new locations** and reached 4,003 stores in the U.S., Canada and the Caribbean.
- **We introduced nine new products,** including Painters Edge® Interior Latex and Loxon® XP IR Reflective Coating.
- **We launched Paint Perks™,** an online and in-store preferred customer program.
- **Sherwin-Williams ranked "Highest in Customer Satisfaction with Paint Retailers, Two Years in a Row"[1]** by J.D. Power in 2014.

[1] Sherwin-Williams received the highest numerical scores among paint retailers in the proprietary J.D. Power 2013-2014 Paint Satisfaction Studies℠. 2014 study based on responses from 6,765 consumers measuring 6 brands and opinions of consumers who purchased paint within the previous 12 months. [2] Sherwin-Williams received the highest numerical scores among exterior paints in the proprietary J.D. Power 2014 Paint Satisfaction Study℠. Study based on responses from 9,578 consumers measuring 5 brands and opinions of consumers who purchased and applied exterior paint within the previous 12 months. Proprietary study results are based on experiences and perceptions of consumers surveyed January-March 2014. Your experiences may vary. Visit jdpower.com

LATIN AMERICA COATINGS GROUP

Our Latin America Coatings Group reaches approximately 425 million customers through our own stores, dedicated dealers, home centers, distributors, hardware stores and other retailers. We serve the architectural, protective and marine, product finishes, and automotive markets across Latin America.

The Sherwin-Williams name and our brands are well-known and highly regarded throughout Latin America. We currently have 276 company-operated stores with a total of 3,535 employees in Argentina, Brazil, Chile, Colombia, Ecuador, Mexico, Peru and Uruguay. We also operate 10 manufacturing sites across the region and have subsidiaries in nine countries and licensees with operations in seven countries. During the year, we continued to expand our Dedicated Dealer program, adding 47 new stores in Mexico, 13 in Argentina, 11 in Brazil and one in Uruguay, and we now total 646 dealer stores in the region. Dedicated dealers are independent businesses that stock predominately Sherwin-Williams® branded products supplied by our Latin America Coatings Group.

In 2014, Latin America Coatings Group recorded net sales of $771.4 million, a 7.3 percent decrease primarily due to unfavorable currency translation rate changes, which were partially offset by selling price increases. Segment profit increased to $40.5 million from $38.6 million due primarily to a charge of $31.6 million for tax assessments in Brazil in 2013 and selling price increases in 2014 partially offset by $15.7 million of unfavorable currency translation rate changes.

Latin American Coatings Group brands are market leaders throughout the region – we are the architectural paint and wood care market leader in Ecuador; protective and marine market leader in Brazil through our Sumare® brand and in Chile through our Sherwin-Williams® brand; and the aerosol paint market leader in Brazil through our Colorgin® brand, Chile through our Marson® brand, and Argentina through our Krylon® brand.

In 2014, we continued to expand our product breadth in the region by introducing new products such as the SeaVoyage® and SeaGuard® lines of marine coatings in Brazil, Mexico and Chile, and new Polane® Product Finishes in Brazil and Argentina. We also relaunched several flagship brands with new technology that improved product performance in core areas – including Metalatex® in Brazil, Kem Tone® and Evolución® in Mexico, Loxon® in Argentina, KEM PRO® in Chile, and Permalatex® and TAN® in Ecuador.

Genie

Throughout the year, the Group continued to roll out the Painter Academy training and relationship program. The Painter Academy trains paint contractors and paint dealer counter clerks on coatings professional skills and the performance and application of Sherwin-Williams products. In 2014, we reached over 8,000 painting contractors and clerks through the program. In addition, as discussed elsewhere in this report, we realigned our Latin America Coatings Group and Paint Stores Group under a unified management team, which will enable us to share expertise and resources between the two business units.

SHERWIN WILLIAMS.
LOXON
LARGA DURACIÓN

ACHIEVEMENTS

- **Latin America Coatings Group expanded its Dedicated Dealer program** with 72 new stores, giving us a total of 646 dealer stores in the region.
- **We launched new SeaVoyage® and SeaGuard® marine coatings lines** in Brazil, Mexico and Chile, and new Polane® Product Finishes in Brazil and Argentina.
- **We relaunched several flagship brands** with new technology that improved product performance.
- **Latin America Coatings Group and Paint Stores Group completed an organizational realignment** to put both groups under a unified management team, which will enable us to share expertise and resources between the two business units.

CONSUMER GROUP

Consumer Group offers a robust portfolio of brands that enjoy leading market share positions, and high awareness and preference among DIY and professional customers across North America and parts of Europe. It also leads Sherwin-Williams' worldwide architectural coatings research and development effort, and manages a global supply chain consisting of 65 manufacturing plants and 37 distribution centers.

Our Consumer Group supplies paint and automotive retailers in North America and parts of Europe with our well-known branded products, including Thompson's® WaterSeal® exterior waterproofing products, Dutch Boy® and Pratt & Lambert® paint, Minwax® interior wood finishing products, Krylon® aerosol paints, Purdy® paint brushes and rollers, Ronseal™ and Altax™ woodcare products, and Geocel® sealants and adhesives. In 2014, the Consumer Group increased sales 5.9 percent to $1.42 billion, and segment profit increased 4.5 percent to $252.9 million in the year from $242.1 million in 2013.

During the year, the Consumer Group announced a partnership with HGTV and Lowe's to sell HGTV HOME® by Sherwin-Williams labeled paints through Lowe's stores nationwide and online, beginning in March 2015. The product line will feature a new and improved interior and exterior color program, enabling consumers to select from 1,100 shades, including 16 designer-inspired color collections (eight of which are exclusive to Lowe's). The HGTV HOME® line features complementary interior colors to help homeowners achieve room-to-room harmony.

We also launched Duckback® Deck & Dock Coating in more than 3,000 stores in the U.S. and Canada. Duckback Deck & Dock fills cracks, locks down splinters, resurfaces and waterproofs, allowing consumers to resurface decks without the cost of total replacement. The Duckback brand of wood care products was added to our portfolio as part of the Comex U.S. and Canada acquisition in 2013.

In addition, we strengthened several of our brands through additional new products and rebranding initiatives:

- Began shipping two new Krylon® aerosol products – COVERMAXX™ and SUPERMAXX™ performance paints that include industry-leading rust protection
- Introduced a new line of Thompson's® WaterSeal® waterproofing stains, available in five colors and three opacity levels, and in clear
- Expanded our Ronseal® product line to include Performance Paints and a line of Garden Paints that will debut in 2015
- Launched a multimedia "I Did That" advertising campaign for Minwax® as a way to connect with wood-finishing Do-It-Yourselfers
- Introduced Purdy® Power Lock™, a premium extension pole that is extremely durable and versatile
- Introduced a reinvented and reinvigorated Dutch Boy® brand (in early 2015)

Our Global Supply Chain Organization continues to facilitate the sharing of systems, tools, processes and best practices among our 102 manufacturing, distribution and logistics locations, and, for the 13th straight year, we improved our operational excellence scores. In addition, 28 of our U.S. sites have earned Star recognition in OSHA's Voluntary Protection Programs, and our company-operated transport fleet received a First Place Award for accident prevention from the National Private Truck Council.

The Virgin in Art

ACHIEVEMENTS

- **We announced a partnership with HGTV and Lowe's** to begin selling HGTV HOME® by Sherwin-Williams interior and exterior paint in Lowe's stores in 2015.
- **We successfully integrated the Comex manufacturing and distribution facilities** in North America.
- **Duckback® Deck & Dock Coating was successfully launched** in over 3,000 U.S. and Canadian stores.
- **We introduced new products or enhancements** for our Krylon®, Thompson's® WaterSeal®, Ronseal®, Minwax®, Purdy® Power Lock™ and Dutch Boy® brands.

GLOBAL FINISHES GROUP

Global Finishes Group features a broad portfolio of assets and capabilities to grow sales and market share in OEM product finishes, protective and marine coatings, and automotive finishes. This is truly a global business, serving customers across five continents and nearly 100 countries, with 300 facilities worldwide.

In 2014, Global Finishes Group sales reached $2.08 billion, up 3.8 percent from the previous year, and segment profit increased 17.9 percent to $201.1 million.

During the year, we continued to expand our OEM product platform by introducing two new powder coating lines: Powdura® Sprint, a low-temperature cure system for engineered wood substrates; and Powdura® OneCure™, a single-cure primer/top-coat system for heavy equipment and general metal finishing. We also launched a new wood stain system, Sher-Wood® SB Stain System, a next-generation family of spray and wipe stains that combine vibrant, deep coatings solutions with a web-based color management tool for customers and applicators. In addition, we expanded the OEM platform's presence in Europe and Asia by adding new distributors and expanding our wood finishing reach. We have made several investments in Europe and Asia in our metal and plastics coating capabilities, including opening a new coatings lab in Wuppertal, Germany.

In the protective and marine coatings market, we introduced two significant new products this year. NovaPlate® 325 epoxy is resistant to high pressure and heat up to 300 degrees Fahrenheit, making it ideal for hydraulic fracturing operations in the oil and gas industry. DuraPlate® 301w is a unique low-temperature-cure primer used to protect metal in harsh environments such as offshore oil platforms. 2014 was an award-winning year:

- Military Coatings Excellence Award for our coatings work on the USS Ronald Reagan (see photo at far right)
- Society for Protective Coatings' (SSPC) George Campbell Award for completing a difficult or complex industrial or commercial coatings project on the Fremont Bridge in Seattle
- SSPC's William Johnson Award for aesthetic merit on the Rainbow Swash LNG Tank in Boston

In automotive finishes, we launched the full-featured version of Formula Express® 2.0, a global online color formula retrieval system that upgrades the speed and accuracy of formula retrieval for collision and custom paint shops. This next-generation system works with both mobile and tablet formats, has global language capabilities, and integrates seamlessly with Collision Shop Management Systems. The automotive finishes business also opened a new Commercial Applications Center in Ohio, which features robotics and other production equipment to replicate customer processes and environments to accelerate product testing and development. 2014 product launches included:

- JetFlex® Elite Premium Effect System and Jet Glo® Commercial Express MRO top-coat system for commercial aerospace applications
- Sherwin-Williams OE Finishes G56 Series for "soft touch" interior technology, which carries General Motors' coveted "F" rating for haptic feel

- Sherwin-Williams Automotive Finishes Dimension® HP low-bake single stage system for repaint facilities
- Martin Senour RustProof™ products, which seal and protect extremely rust-prone and UV-exposed surfaces in restoration applications

ACHIEVEMENTS

- **We expanded our international reach and capabilities** – spanning five continents and nearly 100 countries, with 300 facilities worldwide.
- **The Group continued to drive innovation** by opening a new product finishes lab in Wuppertal, Germany, and a new Commercial Applications Center for automotive finishes in Ohio.
- **Two new powder coating lines were launched** – Powdura® Sprint and Powdura® OneCure™ – expanding our OEM product platform.
- **We introduced the full-featured Formula Express® 2.0,** a next-generation global online color formula retrieval system for automotive finishes.
- **Sherwin-Williams received the Military Coatings Excellence Award** for our work on the USS Ronald Reagan (see photo below).

SHAREHOLDER RETURNS

COMPARISON OF CUMULATIVE FIVE-YEAR TOTAL RETURN

$500
$400
$300
$200
$100
2009
2010
2011
2012
2013
2014
Sherwin-Williams Co.
S&P 500 Index
Peer Group

Peer group of companies comprised of the following: Akzo Nobel N.V., BASF SE, H.B. Fuller Company, Genuine Parts Company, The Home Depot, Inc., Lowe's Companies, Inc., Masco Corporation, Newell Rubbermaid Inc., PPG Industries, Inc., RPM International Inc., Stanley Black & Decker Inc., USG Corporation and The Valspar Corporation.

FIVE-YEAR RETURN

The graph at left compares the cumulative five-year total shareholder return on Sherwin-Williams common stock with the cumulative five-year total return of the companies listed on the Standard & Poor's 500 Stock Index and a peer group of companies selected on a line-of-business basis. The cumulative five-year total return assumes $100 was invested on December 31, 2009 in Sherwin-Williams common stock, the S&P 500 and the peer group. The cumulative five-year total return, including reinvestment of dividends, represents the cumulative value through December 31, 2014.

STOCK REPURCHASE (millions of shares)

15.00
12.00
9.00
6.00
3.00
0.00
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

141.1	137.3	130.9	118.2	114.5	108.8	105.7	103.9	103.0	98.1

Average Common Shares Outstanding (fully diluted, in millions)

DIVIDENDS PER SHARE

$2.40
$2.00
$1.60
$1.20
$0.80
$0.40
$0.00
79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13 14

RETURNING CASH TO SHAREHOLDERS

We have consistently returned a portion of our cash generated from operations to shareholders through cash dividends and share repurchases. In 2014, the Company increased its cash dividend 10 percent to $2.20 per share, marking the 36th consecutive year we increased our dividend. Share repurchases are also an efficient way of returning cash to shareholders in that it returns sellers' investment at market value and maximizes the value of the remaining shares outstanding. In 2014, we purchased 6.93 million shares on the open market. Over the past 10 years, we have reduced our average diluted common shares outstanding by more than 43 million shares.

FINANCIAL PERFORMANCE

FINANCIAL TABLE OF CONTENTS

Financial Summary	18

Management’s Discussion and Analysis of Financial Condition and Results of Operations	19

Reports of Management and the Independent Registered Public Accounting Firm	36

Consolidated Financial Statements and Notes	40

Cautionary Statement Regarding Forward-Looking Information	74

Shareholder Information	75

Corporate Officers and Operating Management	76

FINANCIAL SUMMARY
(millions of dollars except as noted and per share data)

	2014		2013		2012		2011		2010
Operations
Net sales	$11,130		$10,186		$9,534		$8,766		$7,776
Cost of goods sold	5,965		5,569		5,328		5,021		4,295
Selling, general and administrative expenses	3,823		3,468		3,260		2,961		2,728
Impairments and dissolution					4		5		4
Interest expense	64		63		43		42		71
Income before income taxes	1,258		1,086		907		742		678
Net income	866		753		631		442		462
Financial Position
Accounts receivable - net	$1,131		$1,098		$1,033		$990		$917
Inventories	1,034		971		920		927		918
Working capital - net	(114)		630		1,273		99		150
Property, plant and equipment - net	1,021		1,021		966		957		952
Total assets	5,706		6,383		6,235		5,229		5,169
Long-term debt	1,123		1,122		1,632		639		648
Total debt	1,805		1,722		1,705		993		1,045
Shareholders’ equity	996		1,775		1,792		1,517		1,609
Per Common Share Information
Average shares outstanding (thousands)	96,190		100,898		101,715		103,471		107,022
Book value	$10.52		$17.72		$17.35		$14.61		$15.04
Net income - diluted (1)	8.78		7.26		6.02		4.14		4.21
Net income - basic (1)	8.95		7.41		6.15		4.22		4.28
Cash dividends	2.20		2.00		1.56		1.46		1.44
Financial Ratios
Return on sales	7.8%		7.4%		6.6%		5.0%		5.9%
Asset turnover	2.0	x	1.6	x	1.5	x	1.7	x	1.5	x
Return on assets	15.2%		11.8%		10.1%		8.4%		8.9%
Return on equity (2)	48.8%		42.0%		41.6%		27.5%		31.0%
Dividend payout ratio (3)	30.3%		33.2%		37.7%		34.7%		38.1%
Total debt to capitalization	64.4%		49.2%		48.8%		39.6%		39.4%
Current ratio	1.0		1.2		1.7		1.0		1.1
Interest coverage (4)	20.6	x	18.3	x	22.2	x	18.4	x	10.6	x
Net working capital to sales	(1.0)%		6.2%		13.3%		1.1%		1.9%
Effective income tax rate (5)	31.2%		30.7%		30.4%		40.4%		31.8%
General
Capital expenditures	$201		$167		$157		$154		$125
Total technical expenditures (6)	155		144		140		130		103
Advertising expenditures	299		263		247		227		218
Repairs and maintenance	96		87		83		78		76
Depreciation	169		159		152		151		140
Amortization of intangible assets	30		29		27		30		35
Shareholders of record (total count)	7,250		7,555		7,954		8,360		8,706
Number of employees (total count)	39,674		37,633		34,154		32,988		32,228
Sales per employee (thousands of dollars)	$281		$271		$279		$266		$241
Sales per dollar of assets	1.95		1.60		1.53		1.68		1.50

(1)	All earnings per share amounts are presented using the two-class method. See Note 15.

(2)	Based on net income and shareholders’ equity at beginning of year.

(3)	Based on cash dividends per common share and prior year’s diluted net income per common share.

(4)	Ratio of income before income taxes and interest expense to interest expense.

(5)	Based on income before income taxes.

(6)	See Note 1, page 47 of this report, for a description of technical expenditures.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY
The Sherwin-Williams Company, founded in 1866, and its consolidated wholly owned subsidiaries (collectively, the “Company”) are engaged in the development, manufacture, distribution and sale of paint, coatings and related products to professional, industrial, commercial and retail customers primarily in North and South America with additional operations in the Caribbean region, Europe and Asia. The Company is structured into four reportable segments – Paint Stores Group, Consumer Group, Global Finishes Group and Latin America Coatings Group (collectively, the “Reportable Segments”) – and an Administrative Segment in the same way it is internally organized for assessing performance and making decisions regarding allocation of resources. See pages 6 through 15 of this report and Note 18, on pages 71 through 73 of this report, for more information concerning the Reportable Segments.
The Company’s financial condition and liquidity remained strong in 2014 as net operating cash topped $1.000 billion for the second straight year primarily due to improved operating results in our Paint Stores, Consumer and Global Finishes Groups. Net working capital decreased $744.0 million at December 31, 2014 compared to 2013 due primarily to a significant decrease in cash and cash equivalents while increases in the remaining current assets were partially offset by increases in current liabilities. Cash and cash equivalents along with cash flow from operations were used primarily to purchase $1.489 billion in treasury stock. Current portion of long-term debt decreased $499.7 million resulting primarily from the 3.125% Senior Notes coming due and paid in 2014 while Short-term borrowings increased $582.9 million. The Company has been able to arrange sufficient short-term borrowing capacity at reasonable rates, and the Company has sufficient total available borrowing capacity to fund its current operating needs. Net operating cash decreased $2.2 million to $1.082 billion in 2014 from $1.084 billion in 2013, which included a first quarter payment of $80.0 million to the Company's employee stock ownership plan (ESOP) relating to a settlement reached with the U.S. Department of Labor that was recorded in 2012 (the "DOL Settlement"). See "DOL leveraged ESOP settlement" on page 29 and Note 9 on page 63. Strong net operating cash provided the funds necessary to invest in new stores, manufacturing and distribution facilities, renovate and convert acquired stores, pay down debt and return cash to shareholders through dividends and treasury stock purchases.
Results of operations for the Company were strong and improved in many areas in 2014, primarily due to an improving domestic architectural paint market. Consolidated net sales increased 9.3 percent in 2014 to $11.130 billion from $10.186 billion in 2013 due primarily to higher paint sales volume in the

Paint Stores Group and acquisitions. Acquisitions increased consolidated net sales 3.1 percent in 2014. Gross profit as a percent of consolidated net sales increased to 46.4 percent in 2014 from 45.3 percent in 2013 due primarily to increased paint sales volume, improved operating efficiency and selling price increases partially offset by dilution from acquisitions. Further improving the gross profit comparable results were the titanium dioxide suppliers antitrust class action lawsuit settlement of $21.4 million received by the Company in the fourth quarter of 2014 (the "TiO2 settlement") and charges relating to the Brazil government tax assessments in 2013. Selling, general and administrative expenses (SG&A) increased $355.3 million in 2014 compared to 2013 due primarily to new stores, increased service expenses to support higher sales levels and maintain customer service and acquisitions partially offset by foreign currency translation rate fluctuations. SG&A increased as a percent of consolidated net sales to 34.3 percent in 2014 as compared to 34.0 percent in 2013 due primarily to acquisitions partially offset by higher sales levels. Higher debt levels throughout 2014 partially offset by a one-time interest expense charge of $3.4 million from early retirement of debt during the fourth quarter of 2013 resulted in increased interest expense of $1.5 million in 2014. The effective income tax rate was 31.2 percent for 2014 and 30.7 percent for 2013. Diluted net income per common share increased 20.9 percent to $8.78 per share for 2014, which included charges of $.22 per share related to environmental provisions and an $.18 per share loss from acquisitions partially offset by an increase of $.13 per share related to the TiO2 settlement, from $7.26 per share a year ago, which included charges of $.21 per share relating to Brazil government tax assessments.
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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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
All of the significant accounting policies that were followed in the preparation of the consolidated financial statements are disclosed in Note 1, on pages 44 through 47, of this report. The following procedures and assumptions utilized by management directly impacted many of the reported amounts in the consolidated financial statements.
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
Accounts Receivable
Accounts receivable were recorded at the time of credit sales net of provisions for sales returns and allowances. All provisions for allowances for doubtful collection of accounts are included in Selling, general and administrative expenses and were based on management’s best judgment and assessment, including an analysis of historical bad debts, a review of the aging of Accounts receivable and a review of the current creditworthiness of customers. Management recorded allowances for such accounts which were believed to be uncollectible, including amounts for the resolution of potential credit and other collection issues such as disputed invoices, customer satisfaction claims and pricing discrepancies. However, depending on how such potential issues are resolved, or if the financial condition of any of the Company’s customers were to deteriorate and their ability to make required payments became impaired, increases in these allowances may be required. At December 31, 2014, no individual customer constituted more than 5 percent of Accounts receivable.
Inventories
Inventories were stated at the lower of cost or market with cost determined principally on the last-in, first-out (LIFO) method based on inventory quantities and costs determined during the fourth quarter. Inventory quantities were adjusted during the fourth quarter as a result of annual physical inventory counts taken at all locations. If inventories accounted for on the LIFO method are reduced on a year-over-year basis, liquidation of certain quantities carried at costs prevailing in prior years occurs. Management recorded the best estimate of net realizable value for obsolete and discontinued inventories based on historical experience and current trends through reductions to inventory cost by recording a provision included in Cost of goods sold. Where management estimated that the reasonable market value was below cost or determined that future demand was lower than current inventory levels, based on historical experience, current and projected market demand, current and projected volume trends and other relevant current and projected factors associated with the current economic conditions, a reduction in inventory cost to estimated net realizable value was made. See Note 3, on page 48 of this report, for more information regarding the impact of the LIFO inventory valuation.
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
The Company performed the optional qualitative assessment for its 2014, 2013 and 2012 goodwill impairment test for each of its reporting units. The 2011 goodwill impairment test, in which the fair values of each of the reporting units exceeded their respective carrying values by more than ten percent, served as the starting point. Management identified future projected net income, return on average net assets employed and discount rate as the most relevant drivers affecting the fair value calculations. A budget-to-actual analysis was performed in which each reporting unit's key metrics were compared against budgeted amounts in order to assess the validity of future projected net income used in prior year analyses. Management evaluated whether there were any capital investment or working capital deviations from budget that would significantly affect return on average net assets employed. Management considered how the discount rates used in the fair value calculation would have changed since the 2011 goodwill impairment test and performed a sensitivity analysis, noting that it would require a discount rate significantly higher than what would be expected in order for any reporting unit to have a fair value not more than 10% in excess of its carrying value. Management also analyzed macroeconomic conditions, industry and market considerations, cost factors, overall financial performance of the Company, entity-specific events and reporting unit-specific events. Based on the results of the qualitative assessment, management determined that it was not more likely than not that any of the reporting units were impaired and did not need to perform a quantitative test for any of the reporting units.
In accordance with the Goodwill and Other Intangibles Topic of the ASC, management tests indefinite-lived intangible assets for impairment at the asset level, as determined by appropriate asset valuations at acquisition. Management utilizes the royalty savings method and valuation model to determine the estimated fair value for each indefinite-lived intangible asset or trademark. In this method, management estimates the royalty savings arising from the ownership of the intangible asset. The key assumptions used in estimating the royalty savings for impairment testing include discount rates, royalty rates, growth rates, sales projections and terminal value rates. Discount rates used are similar to the rates developed by the WACC methodology considering any differences in Company-specific risk factors between reporting units and trademarks. Royalty rates are established by management and valuation experts and periodically substantiated by valuation experts. Operational management, considering industry and Company-specific historical and projected data, develops growth rates and sales projections for each significant trademark. Terminal value rate determination follows common methodology of capturing the present value of perpetual sales estimates beyond the last projected period assuming a constant WACC and low long-term growth rates. The royalty savings valuation methodology and calculations used in 2014 impairment testing are consistent with prior years.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discounted cash flow and royalty savings valuation methodologies require management to make certain assumptions based upon information available at the time the valuations are performed. Actual results could differ from these assumptions. Management believes the assumptions used are reflective of what a market participant would have used in calculating fair value considering the current economic conditions. See Notes 2 and 4, on pages 47 through 49 of this report, for a discussion of businesses acquired, the estimated fair values of goodwill and identifiable intangible assets recorded at acquisition date and reductions in carrying value of goodwill and indefinite-lived intangible assets recorded as a result of impairment tests in accordance with the Goodwill and Other Intangibles Topic of the ASC.
Property, Plant and Equipment and Impairment of Long-Lived Assets
Property, plant and equipment was stated on the basis of cost and depreciated principally on a straight-line basis using industry standards and historical experience to estimate useful lives. In accordance with the Property, Plant and Equipment Topic of the ASC, if events or changes in circumstances indicated that the carrying value of long-lived assets may not be recoverable or the useful life had changed, impairment tests were performed or the useful life was adjusted. Undiscounted future cash flows were used to calculate the recoverable value of long-lived assets to determine if such assets were impaired. Where impairment was identified, management determined fair values for assets using a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each group of assets. Growth models were developed using both industry and company historical results and forecasts. If the usefulness of an asset was determined to be impaired, management estimated a new useful life based on the period of time for projected uses of the asset. Such models and changes in useful life required management to make certain assumptions based upon information available at the time the valuation or determination was performed. Actual results could differ from these assumptions. Management believes the assumptions used are reflective of what a market participant would have used in calculating fair value or useful life considering the current economic conditions. All tested long-lived assets or groups of long-lived assets had undiscounted cash flows that were substantially in excess of their carrying value, except as noted in Note 4. See Notes 4 and 5, on pages 48 through 51 of this report, for a discussion of the reductions in carrying value or useful life of long-lived assets in accordance with the Property, Plant and Equipment Topic of the ASC.
Exit or Disposal Activities
Management is continually re-evaluating the Company’s operating facilities against its long-term strategic goals. Liabilities associated with exit or disposal activities are recognized as incurred in accordance with the Exit or Disposal Cost Obligations Topic of the ASC and property, plant and equipment is tested for impairment in accordance with the Property, Plant and Equipment Topic of the ASC. Provisions for qualified exit costs are made at the time a facility is no longer operational, include amounts estimated by management and primarily include post-closure rent expenses or costs to terminate the contract before the end of its term and costs of employee terminations. Adjustments may be made to liabilities accrued for qualified exit costs if information becomes available upon which more accurate amounts can be reasonably estimated. If impairment of property, plant and equipment exists, the carrying value is reduced to fair value estimated by management. Additional impairment may be recorded for subsequent revisions in estimated fair value. See Note 5, on pages 49 through 51 of this report, for information concerning impairment of property, plant and equipment and accrued qualified exit costs.
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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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
A reduction in the over-funded status of the Company’s defined benefit pension plans at December 31, 2008 due to the decrease in market value of equity securities held by the plans increased the future amortization of actuarial losses recognized in Cumulative comprehensive loss. This amortization increased net pension costs in 2012, 2013 and 2014. An increase in market value of equity securities held by the plans during 2012, 2013 and 2014 will decrease the future amortization of actuarial losses recognized in Cumulative comprehensive loss. The excess in market value of equity securities held by the plans versus the expected returns in 2014 will decrease the future amortization of actuarial losses. The amortization of actuarial losses on plan assets and an increase in discount rates on projected benefit obligations will decrease net pension costs in 2015. See Note 6, on pages 52 through 57 of this report, for information concerning the Company’s defined benefit pension plans and postretirement benefit plans other than pensions.
Debt
The fair values of the Company’s publicly traded long-term debt were based on quoted market prices. The fair values of the Company’s non-traded long-term debt were estimated using discounted cash flow analyses, based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. See Note 1, on page 44 of this report, for the carrying amounts and fair values of the Company’s long-term debt, and Note 7, on page 58 of this report, for a description of the Company’s long-term debt arrangements.
Environmental Matters
The Company is involved with environmental investigation and remediation activities at some of its currently and formerly owned sites and at a number of third-party sites. The Company accrues for environmental-related activities for which commitments or clean-up plans have been developed and for which costs can be reasonably estimated based on industry standards and professional judgment. All accrued amounts were recorded on an undiscounted basis. Environmental-related expenses included direct costs of investigation and remediation and indirect costs such as compensation and benefits for employees directly involved in the investigation and remediation activities and fees paid to outside engineering, actuarial, consulting and law firms. Due to uncertainties surrounding environmental investigations and remediation activities, the Company’s ultimate liability may result in costs that are significantly higher than currently accrued. See page 27 and Note 8, on pages 58 through 60 of this report, for information concerning the accrual for extended environmental-related activities and a discussion concerning unaccrued future loss contingencies.
Litigation and Other Contingent Liabilities
In the course of its business, the Company is subject to a variety of claims and lawsuits, including, but not limited to, litigation relating to product liability and warranty, personal injury, environmental, intellectual property, commercial, contractual and antitrust claims. Management believes that the Company has properly accrued for all known liabilities that existed and those where a loss was deemed probable for which a fair value was available or an amount could be reasonably estimated in accordance with all present U.S. generally accepted accounting principles. However, because litigation is inherently subject to many uncertainties and the ultimate result of any present or future litigation is unpredictable, the Company’s ultimate liability may result in costs that are significantly higher than currently accrued. In the event that the Company’s loss contingency is ultimately determined to be significantly higher than currently accrued, the recording of the liability may result in a material impact on net income for the annual or interim period during which such liability is accrued. Additionally, due to the uncertainties involved, any potential liability determined to be attributable to the Company arising out of such litigation may have a material adverse effect on the Company’s results of operations, liquidity or financial condition. See Note 9 on pages 60 through 63 of this report for information concerning litigation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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
See Note 14, on pages 68 and 69 of this report, for information concerning the Company’s unrecognized tax benefits, interest and penalties and current and deferred tax expense.
Stock-Based Compensation
The cost of the Company’s stock-based compensation is recorded in accordance with the Stock Compensation Topic of the ASC. The Company follows the “modified prospective” method as described in the Topic whereby compensation cost is recognized for all share-based payments granted after December 31, 2005.
The Company estimates the fair value of option rights using a Black-Scholes-Merton option pricing model which requires management to make estimates for certain assumptions. Management and a consultant continuously review the following significant assumptions: risk-free interest rate, expected life of options, expected volatility of stock and expected dividend yield of stock. An increase or decrease in the assumptions or economic events outside management’s control could have a direct impact on the Company’s results of operations. See Note 12, on pages 65 through 67 of this report, for more information on stock-based compensation.
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
FINANCIAL CONDITION, LIQUIDITY AND CASH FLOW
Overview
The Company’s financial condition and liquidity remained strong in 2014 as net operating cash topped $1.000 billion for the second straight year primarily due to improved operating results in our Paint Stores, Consumer and Global Finishes Groups. Net working capital decreased $744.0 million at December 31, 2014 compared to 2013 due primarily to a significant decrease in cash and cash equivalents while increases in the remaining current assets were partially offset by increases in current liabilities. Cash and cash equivalents along with cash flow from operations were used primarily to purchase $1.489 billion in treasury stock. Current portion of long-term debt decreased $499.7 million resulting primarily from the 3.125% Senior Notes coming due and paid in 2014 while Short-term borrowings increased $582.9 million. See the section that follows for more information regarding Net Working Capital. Total debt at December 31, 2014 increased $83.5 million to $1.805 billion from $1.722 billion at December 31, 2013. Total debt increased as a percentage of total capitalization to 64.4 percent from 49.2 percent at the end of 2013. At December 31, 2014, the Company had remaining borrowing ability of $1.638 billion.
Net operating cash decreased $2.2 million to $1.082 billion in 2014 from $1.084 billion in 2013 due primarily to an increase in working capital of $147.7 million to support anticipated increased sales levels partially offset by an increase in net income of $113.3 million and favorable year over year changes in total adjustments to reconcile net income to net operating cash of $22.9 million. Net operating cash decreased as a percent to sales to 9.7 percent in 2014 compared to 10.6 percent in 2013. Strong Net operating cash provided the funds necessary to invest in new stores, manufacturing and distribution facilities, renovate and convert acquired stores, pay down debt and return cash to shareholders through dividends and treasury stock purchases. In 2014, the Company used Net operating cash and

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cash and cash equivalents on hand to purchase $1.489 billion in treasury stock, spend $200.5 million in capital additions and improvements and pay $215.3 million in cash dividends to its shareholders of common stock.
Net Working Capital
Total current assets less Total current liabilities (net working capital) decreased $744.0 million to a deficit of $113.9 million at December 31, 2014 from a surplus of $630.2 million at December 31, 2013. The net working capital decrease is due primarily to a significant decrease in cash and cash equivalents while increases in the remaining current assets were partially offset by increases in current liabilities. Cash and cash equivalents along with cash flow from operations were used primarily to purchase $1.489 billion in treasury stock. Current portion of long-term debt decreased $499.7 million resulting primarily from the 3.125% Senior Notes coming due and paid in 2014 while Short-term borrowings increased $582.9 million. Accounts payable increased $43.7 million and Accrued taxes increased $7.2 million, while all other current liabilities, excluding current portion of long-term debt, increased $18.0 million. Accounts receivable were up $32.8 million, Inventories were up $62.7 million and Deferred tax net assets were up $4.6 million while the remaining current assets increased $12.1 million. The Company has sufficient total available borrowing capacity to fund its current operating needs. The significant decrease in Cash and cash equivalents caused the Company’s current ratio to decrease to 0.96 at December 31, 2014 from 1.25 at December 31, 2013. Accounts receivable as a percent of Net sales decreased to 10.2 percent in 2014 from 10.8 percent in 2013. Accounts receivable days outstanding increased to 55 days in 2014 from 54 days in 2013. In 2014, provisions for allowance for doubtful collection of accounts decreased $0.7 million, or 1.3 percent. Inventories decreased slightly as a percent of Net sales to 9.3 percent in 2014 from 9.5 percent in 2013 due primarily to tighter inventory management. Inventory days outstanding was flat at 86 days in 2014 versus 2013. Accounts payable increased in 2014 to $1.042 billion compared to $998.5 million last year due primarily to increased purchases to service higher sales levels and timing of payments.
Goodwill and Intangible Assets
Goodwill, which represents the excess of cost over the fair value of net assets acquired in purchase business combinations, decreased $20.3 million in 2014 due primarily to foreign currency translation rate fluctuations.
Intangible assets decreased $24.2 million in 2014. Decreases from amortization of finite-lived intangible assets of $29.9 million and foreign currency translation rate fluctuations of $26.3 million were partially offset by $13.5 million of capitalized software costs. Acquired finite-lived intangible assets included assets such as covenants not to compete, customer lists and product formulations. Costs related to designing, developing, obtaining and implementing internal use software are capitalized and amortized in accordance with the Goodwill and Other Intangibles Topic of the ASC. See Notes 2 and 4, on pages 47 through 49 of this report, for a description of acquired goodwill, identifiable intangible assets and asset impairments recorded in accordance with the Goodwill and Other Intangibles Topic of the ASC and summaries of the remaining carrying values of goodwill and intangible assets.
Deferred Pension and Other Assets
Deferred pension assets of $250.1 million at December 31, 2014 represent the excess of the fair value of assets over the actuarially determined projected benefit obligations, primarily of the domestic salaried defined benefit pension plan. The decrease in Deferred pension assets during 2014 of $52.3 million, from $302.4 million last year, was due primarily to increased projected benefit obligations resulting from changes in actuarial assumptions partially offset by an increase in the fair value of equity securities held by the salaried defined benefit pension plan. In accordance with the accounting prescribed by the Retirement Benefits Topic of the ASC, the decrease in the value of the Deferred pension assets is offset in Cumulative other comprehensive loss and is amortized as a component of Net pension costs over a defined period of pension service. See Note 6, on pages 52 through 57 of this report, for more information concerning the excess fair value of assets over projected benefit obligations of the salaried defined benefit pension plan and the amortization of actuarial gains or losses relating to changes in the excess assets and other actuarial assumptions.
Other assets increased $12.7 million to $420.6 million at December 31, 2014 due primarily to increases in other investments.
Property, Plant and Equipment
Net property, plant and equipment decreased $0.4 million to $1.021 billion at December 31, 2014 due primarily to capital expenditures of $200.5 million partially offset by depreciation expense of $169.1 million, sale or disposition of assets with remaining net book value of $4.8 million and currency translation adjustments of $26.9 million. Capital expenditures during 2014 in the Paint Stores Group were primarily attributable to the opening of new paint stores, renovation and conversion of acquired stores and improvements in existing stores. In the Consumer Group, capital expenditures during 2014 were primarily related to efficiency improvements and maintenance

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

items in existing production and distribution facilities. Capital expenditures in the Global Finishes Group were primarily attributable to improvements in existing manufacturing and distribution facilities. Capital expenditures in the Latin America Coatings Group were primarily attributable to the opening of new specialty stores and improvements in existing manufacturing and distribution facilities. The Administrative segment incurred capital expenditures primarily for replacement or upgraded aviation equipment and information systems hardware. In 2015, the Company expects to spend more than 2014 for capital expenditures. The predominant share of the capital expenditures in 2015 is expected to be for various productivity improvement and maintenance projects at existing manufacturing and distribution facilities, new store openings, renovation and conversion of acquired stores and new or upgraded information systems hardware. The Company does not anticipate the need for any specific long-term external financing to support these capital expenditures.
Debt
There were $625.9 million in borrowings outstanding under the domestic commercial paper program at December 31, 2014 with a weighted-average interest rate of 0.3 percent. There were no borrowings outstanding under this program at December 31, 2013 and 2012. Borrowings outstanding under various foreign programs at December 31, 2014 were $53.6 million with a weighted-average interest rate of 6.0 percent. At December 31, 2013 and December 31, 2012, foreign borrowings were $96.6 million and $69.0 million with weighted-average interest rates of 7.8 percent and 2.8 percent, respectively. Long-term debt, including the current portion, decreased $499.3 million during 2014 resulting primarily from the 3.125% Senior Notes coming due and paid in 2014. On December 4, 2012, Senior Notes were issued totaling $1.000 billion. These Senior Notes are covered under a shelf registration filed with the Securities and Exchange Commission (SEC) on December 16, 2009. The proceeds from the issuance of the Senior Notes were used for general corporate purposes, including repayment of short-term borrowings and financing acquisitions.
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
On January 30, 2012, the Company entered into a five-year credit agreement, subsequently amended on multiple dates, which gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit of up to an aggregate availability of $500.0 million. On April 23, 2012, the Company entered into a five-year credit agreement, subsequently amended on multiple dates, which gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $250.0 million. On November 14, 2012, the Company entered into a three-year credit agreement, subsequently amended on multiple dates, which gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $250.0 million. The three credit agreements entered into in 2012 replace prior credit facilities that matured in 2012 and 2011. At December 31, 2014, 2013 and 2012, there were no borrowings outstanding under any of these credit agreements.
The Company uses a revolving credit agreement primarily to satisfy its commercial paper program’s dollar for dollar liquidity requirement. On July 8, 2011, the Company entered into a five-year $1.050 billion revolving credit agreement, which replaced the existing three-year $500.0 million credit agreement. The credit agreement allows the Company to extend the maturity of the facility with two one-year extension options and to increase the aggregate amount of the facility to $1.300 billion, both of which are subject to the discretion of each lender.
See Note 7, on page 58 of this report, for a detailed description of the Company’s debt outstanding and other available financing programs.
Defined Benefit Pension and Other Postretirement Benefit Plans
In accordance with the accounting prescribed by the Retirement Benefits Topic of the ASC, the Company’s total liability for unfunded or underfunded defined benefit pension plans increased $2.1 million to $54.2 million primarily due to changes in the actuarial assumptions of the Company's foreign plans. Postretirement benefits other than pensions increased $8.5 million to $295.1 million at December 31, 2014 due primarily to changes in the actuarial assumptions.
Effective July 1, 2009, the domestic salaried defined benefit pension plan was revised. Prior to July 1, 2009, the contribution was based on six percent of compensation for covered employees. Under the revised plan, such participants are credited with certain contribution credits that range from two percent to seven percent of compensation based on an age and service

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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
The assumed discount rate used to determine the actuarial present value of projected defined benefit pension and other postretirement benefit obligations for domestic plans was decreased from 4.65 percent to 3.95 percent at December 31, 2014 due to decreased rates of high-quality, long-term investments and foreign defined benefit pension plans had similar discount rate declines for the same reasons. The rate of compensation increases used to determine the projected benefit obligations remained at 4.0 percent for domestic pension plans and was slightly lower on most foreign plans. In deciding on the rate of compensation increases, management considered historical Company increases as well as expectations for future increases. The expected long-term rate of return on assets remained at 6.0 percent for 2014 for domestic pension plans and was slightly lower for most foreign plans. In establishing the expected long-term rate of return on plan assets for 2014, management considered the historical rates of return, the nature of investments and an expectation for future investment strategies. The assumed health care cost trend rates used to determine the net periodic benefit cost of postretirement benefits other than pensions for 2014 were 6.5 percent for medical and prescription drug cost increases, both decreasing gradually to 5.0 percent in 2022. The assumed health care cost trend rates used to determine the benefit obligation at December 31, 2014 were between 6.5 percent and 7.0 percent for medical and prescription drug cost increases. In developing the assumed health care cost trend rates, management considered industry data, historical Company experience and expectations for future health care costs.
For 2015 Net pension cost and Net periodic benefit cost recognition for domestic plans, the Company will use a discount rate of 3.95 percent, an expected long-term rate of return on assets of 6.0 percent, a rate of compensation increase of 4.0 percent and cost trend rates between 6.5 percent and 7.0 percent for health care and prescription drug cost increases. Slightly lower discount rates, rates of compensation increases and expected long-term rates of return on plan assets will be used for most foreign plans. Use of these assumptions and amortization of actuarial gains will result in a domestic Net pension cost in 2015 that is expected to be approximately $2.4 million higher than in 2014 and a Net periodic benefit cost for postretirement benefits other than pensions that is expected to decrease $4.6 million in 2015 compared to 2014. See Note 6, on pages 52 through 57 of this report, for more information on the

Company’s obligations and funded status of its defined benefit pension plans and postretirement benefits other than pensions.
Other Long-Term Liabilities
Other long-term liabilities decreased $59.9 million during 2014 due primarily to a decrease in non-current deferred tax liabilities of $52.9 million and a decrease in long-term commitments related to the affordable housing and historic renovation real estate properties of $21.3 million, partially offset by an increase in accruals for extended environmental-related liabilities of $27.6 million, an increase in deferred compensation liabilities of $4.1 million and an increase in long-term pension liabilities of $2.5 million.
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
Depreciation of capital expenditures and other expenses related to ongoing environmental compliance measures were included in the normal operating expenses of conducting business. The Company’s capital expenditures, depreciation and other expenses related to ongoing environmental compliance measures were not material to the Company’s financial condition, liquidity, cash flow or results of operations during 2014. Management does not expect that such capital expenditures, depreciation and other expenses will be material to the Company’s financial condition, liquidity, cash flow or results of operations in 2015. See Note 8, on pages 58 and 60 of this report, for further information on environmental-related long-term liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Contractual Obligations and Commercial Commitments

The Company has certain obligations and commitments to make future payments under contractual obligations and commercial commitments. The following table summarizes such obligations and commitments as of December 31, 2014:

(thousands of dollars)	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Long-term debt	$1,127,961	$3,265	$700,828	$309	$423,559
Operating leases	1,314,773	296,875	459,506	270,463	287,929
Short-term borrowings	679,436	679,436
Interest on Long-term debt	494,395	30,744	61,078	42,166	360,407
Purchase obligations (a)	151,535	151,535
Other contractual obligations (b)	303,392	104,992	100,146	53,137	45,117
Total contractual cash obligations	$4,071,492	$1,266,847	$1,321,558	$366,075	$1,117,012

(a)	Relate to open purchase orders for raw materials at December 31, 2014.

(b)	Relate primarily to estimated future capital contributions to investments in the U.S. affordable housing and historic renovation real estate partnerships and various other contractual obligations.

	Amount of Commitment Expiration Per Period
Commercial Commitments	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Standby letters of credit	$23,442	$23,442
Surety bonds	43,323	43,323
Other commercial commitments	33,969	33,969
Total commercial commitments	$100,734	$100,734	$—	$—	$—
Warranties
The Company offers product warranties for certain products. The specific terms and conditions of such warranties vary depending on the product or customer contract requirements. Management estimated the costs of unsettled product warranty claims based on historical results and experience. Management periodically assesses the adequacy of the accrual for product warranty claims and adjusts the accrual as necessary. Changes in the Company’s accrual for product warranty claims during 2014, 2013 and 2012, including customer satisfaction settlements during the year, were as follows:

(thousands of dollars)	2014	2013	2012
Balance at January 1	$26,755	$22,710	$22,071
Charges to expense	37,879	33,265	28,590
Settlements	(36,911)	(29,220)	(27,951)
Balance at December 31	$27,723	$26,755	$22,710
Shareholders’ Equity
Shareholders’ equity decreased $778.1 million to $996.5 million at December 31, 2014 from $1.775 billion last year. The decrease in Shareholders’ equity resulted primarily from the purchase of treasury stock for $1.489 billion, treasury stock received from stock option exercises of $22.6 million and an increase in Cumulative other comprehensive loss of $150.9 million partially offset by an increase in retained earnings of $650.6 million and an increase in Other capital of $231.8 million, due primarily to stock options exercised. The Company purchased 6.93 million shares of its common stock during 2014 for treasury. The Company acquires its common stock for general corporate purposes and, depending on its cash position and market conditions, it may acquire additional shares in the future. The Company had remaining authorization from its Board of Directors at December 31, 2014 to purchase 5.23 million shares of its common stock. The increase of $150.9 million in Cumulative other comprehensive loss was due primarily to unfavorable foreign currency translation effects of $103.4 million attributable to the weakening of most foreign operations’ functional currencies against the U.S. dollar and $47.6 million in net actuarial losses and prior service costs of defined benefit pension and other postretirement benefit plans net of amortization.
The increase in Other capital of $231.8 million was due primarily to the recognition of stock-based compensation expense, stock option exercises and related income tax effect. In 2014, final redemptions of Preferred stock and Unearned ESOP compensation of $40.4 million occurred and reduced these balances to zero. Retained earnings increased $650.6 million during 2014 due to net income of $865.9 million partially offset by $215.3 million in cash dividends paid. The Company’s cash

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

dividend per common share payout target is 30.0 percent of the prior year’s diluted net income per common share. The 2014 annual cash dividend of $2.20 per common share represented 30.3 percent of 2013 diluted net income per common share. The 2014 annual dividend represented the thirty-fifth consecutive year of dividend payments since the dividend was suspended in 1978. At a meeting held on February 18, 2015, the Board of Directors increased the quarterly cash dividend to $.67 per common share. This quarterly dividend, if approved in each of the remaining quarters of 2015, would result in an annual dividend for 2015 of $2.68 per common share or a 30.5 percent payout of 2014 diluted net income per common share. See the Statements of Consolidated Shareholders’ Equity, on page 43 of this report, and Notes 10, 11 and 12, on pages 63 through 67 of this report, for more information concerning Shareholders’ equity.
Cash Flow
Net operating cash decreased $2.2 million to $1.082 billion in 2014 from $1.084 billion in 2013 due primarily to an increase in working capital of $147.7 million to support anticipated increased sales levels partially offset by an increase in net income of $113.3 million and favorable year over year changes in total adjustments to reconcile net income to net operating cash of $22.9 million, which included an increase in provisions for environmental-related matters of $38.8 million. A payment to the ESOP for the DOL Settlement of $80.0 million in the first quarter of 2013 impacted working capital and reduced cash flow from operations for the year ended 2013. Strong Net operating cash provided the funds necessary to invest in new stores, manufacturing and distribution facilities, renovate and convert acquired stores, pay down debt and return cash to shareholders through dividends and treasury stock purchases. Net investing cash improved $28.3 million to a usage of $310.1 million in 2014 from a usage of $338.3 million in 2013 due primarily to decreased cash usage to acquire businesses of $79.9 million partially offset by increased capital expenditures of $33.9 million and other investments of $16.3 million. Net financing cash decreased $613.8 million to a usage of $1.467 billion in 2014 from a usage of $853.3 million in 2013 due primarily to increased treasury stock purchases of $719.4 million, increased net payment of long-term debt of $489.7 million and increased payments of cash dividends of $10.3 million partially offset by net increases in short-term borrowings of $559.8 million, increased proceeds from stock option exercises and income tax effect of stock-based compensation exercises and vesting totaling $51.4 million. In 2014, the Company used Net operating cash and Cash and cash equivalents on hand to purchase $1.489 billion in treasury stock, spend $200.5 million in capital additions and improvements and pay $215.3 million in cash dividends to its shareholders of common stock.
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

	Year Ended December 31,
(thousands of dollars)	2014	2013	2012
Net operating cash	$1,081,528	$1,083,766	$887,886
Capital expenditures	(200,545)	(166,680)	(157,112)
Cash dividends	(215,263)	(204,978)	(160,939)
Free cash flow	$665,720	$712,108	$569,835

Litigation

DOL leveraged ESOP settlement. On February 20, 2013, the Company reached a settlement with the DOL of the DOL's investigation of transactions related to the Company's ESOP that were implemented on August 1, 2006 and August 27, 2003. The DOL had notified the Company, among others, of potential enforcement claims asserting breaches of fiduciary obligations and sought compensatory and equitable remedies. The Company resolved all ESOP related claims with the DOL by agreeing, in part, to make a one-time payment of $80.0 million to the ESOP, resulting in a $49.2 million after tax charge to earnings in the fourth quarter of 2012. The Company made this required $80.0 million payment to the ESOP during the first quarter of 2013.

Government tax assessment settlements related to Brazilian operations. Charges totaling $28.7 million and $2.9 million were recorded to Cost of goods sold and SG&A, respectively, during the second and third quarters of 2013. The

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

charges were primarily related to import duty taxes paid to the Brazilian government related to the handling of import duties on products brought into the country for the years 2006 through 2012. The Company elected to pay the taxes through an existing voluntary amnesty program offered by the government to resolve these issues rather than contest them in court. The after-tax charges were $21.9 million for the full year 2013. The Company's import duty process in Brazil was changed to reach a final resolution of this matter with the Brazilian government.
Titanium dioxide suppliers antitrust class action lawsuit. The Company is a member of the plaintiff class related to Titanium Dioxide Antitrust Litigation that was initiated in 2010 against certain suppliers alleging various theories of relief arising from purchases of titanium dioxide made from 2003 through 2012. The Court approved a settlement less attorney fees and expense, and the Company timely submitted claims to recover its pro-rata portion of the settlement. There was no specified deadline for the claims administrator to complete the review of all claims submitted. In October 2014, the Company was notified that it would receive a disbursement of settlement funds, and the Company received a pro-rata disbursement net of all fees of approximately $21.4 million. The Company recorded this settlement gain in the fourth quarter of 2014.
See page 23 of this report and Note 9 on pages 60 through 63 for more information concerning litigation.
Market Risk
The Company is exposed to market risk associated with interest rate, foreign currency and commodity fluctuations. The Company occasionally utilizes derivative instruments as part of its overall financial risk management policy, but does not use derivative instruments for speculative or trading purposes. The Company entered into foreign currency option and forward currency exchange contracts with maturity dates of less than twelve months in 2014, 2013 and 2012, primarily to hedge against value changes in foreign currency. There were no material derivative contracts outstanding at December 31, 2014, 2013 and 2012. The Company believes it may be exposed to continuing market risk from foreign currency exchange rate and commodity price fluctuations. However, the Company does not expect that foreign currency exchange rate and commodity price fluctuations or hedging contract losses will have a material adverse effect on the Company’s financial condition, results of operations or cash flows. See Notes 1 and 13 on pages 44 and 67 of this report.
Financial Covenant
Certain borrowings contain a consolidated leverage covenant. The covenant states the Company’s leverage ratio is not to exceed 3.25 to 1.00. The leverage ratio is defined as the ratio of total indebtedness (the sum of Short-term borrowings, Current portion of long-term debt and Long-term debt) at the reporting date to consolidated “Earnings Before Interest, Taxes, Depreciation and Amortization” (EBITDA) for the 12-month period ended on the same date. Refer to the “Results of Operations” caption below for a reconciliation of EBITDA to Net income. At December 31, 2014, the Company was in compliance with the covenant. The Company’s Notes,

Debentures and revolving credit agreement contain various default and cross-default provisions. In the event of default under any one of these arrangements, acceleration of the maturity of any one or more of these borrowings may result. See Note 7 on page 58 of this report.
Employee Stock Ownership Plan (ESOP)
Participants in the Company’s ESOP are allowed to contribute up to the lesser of twenty percent of their annual compensation or the maximum dollar amount allowed under the Internal Revenue Code. Prior to July 1, 2009, the Company matched one hundred percent of all contributions up to six percent of eligible employee contributions. Effective July 1, 2009, the ESOP was amended to change the Company match to one hundred percent on the first three percent of eligible employee contributions and fifty percent on the next two percent of eligible contributions. Effective July 1, 2011, the ESOP was amended to reinstate the Company match to six percent of eligible employee contributions. The Company’s matching contributions to the ESOP charged to operations were $74.6 million in 2014 compared to $67.4 million in 2013. The Company can fund the ESOP by redeeming a portion of the Preferred stock held by the ESOP or with cash. At December 31, 2014, there were 12,456,468 shares of the Company’s common stock being held by the ESOP, representing 13.2 percent of the total number of voting shares outstanding. See Note 11, on pages 64 and 65 of this report, for more information concerning the Company’s ESOP and preferred stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS - 2014 vs. 2013
Shown below are net sales and segment profit and the percentage change for the current period by segment for 2014 and 2013:

	Year Ended December 31,
(thousands of dollars)	2014	2013	Change
Net Sales:
Paint Stores Group	$6,851,581	$6,002,143	14.2%
Consumer Group	1,420,757	1,341,689	5.9%
Global Finishes Group	2,080,854	2,004,530	3.8%
Latin America Coatings Group	771,378	832,450	-7.3%
Administrative	4,963	4,720	5.1%
Net sales	$11,129,533	$10,185,532	9.3%

	Year Ended December 31,
(thousands of dollars)	2014	2013	Change
Income Before Income Taxes:
Paint Stores Group	$1,201,420	$990,523	21.3%
Consumer Group	252,859	242,061	4.5%
Global Finishes Group	201,129	170,591	17.9%
Latin America Coatings Group	40,469	38,645	4.7%
Administrative	(437,651)	(355,862)	-23.0%
Income before income taxes	$1,258,226	$1,085,958	15.9%
Consolidated net sales for 2014 increased due primarily to higher paint sales volume in the Paint Stores Group and acquisitions. One acquisition completed in 2013 increased consolidated net sales 3.1 percent. Unfavorable currency translation rate changes decreased 2014 consolidated net sales 1.4 percent. Net sales of all consolidated foreign subsidiaries were up 3.5 percent to $2.204 billion for 2014 versus $2.130 billion for 2013 due primarily to acquisitions and selling price increases. Unfavorable foreign currency translation rates reduced net sales for all consolidated foreign subsidiaries during 2014 by 6.2 percent. Net sales of all operations other than consolidated foreign subsidiaries were up 10.8 percent to $8.926 billion for 2014 versus $8.056 billion for 2013.
Net sales in the Paint Stores Group in 2014 increased primarily due to higher architectural paint sales volume across all end market segments and acquisitions. Acquisitions increased net sales 4.5 percent for the year. Net sales from stores open for more than twelve calendar months increased 8.8 percent for the full year. During 2014, the Paint Stores Group opened 109 new stores and closed 14 redundant locations for a net increase of 95 stores, increasing the total number of stores in operation at December 31, 2014 to 4,003 in the United States, Canada and the Caribbean. The Paint Stores Group’s objective is to expand its store base an average of three percent each year, primarily through internal growth. Sales of products other than paint increased approximately 13.7 percent for the year over 2013. A discussion of changes in volume versus pricing for sales of products other than paint is not pertinent due to the wide assortment of general merchandise sold.
Net sales of the Consumer Group increased due primarily to acquisitions and higher volume sales to most of the Group's retail customers. Acquisitions increased net sales 3.4 percent compared to 2013. Sales of wood care coatings, brushes, rollers, caulk and other paint related products, excluding acquisitions, were all up at least mid to high-single digits as compared to 2013 while sales of aerosol products were down slightly. A discussion of changes in volume versus pricing for sales of products other than paint is not pertinent due to the wide assortment of paint-related merchandise sold. In December 2014, the Consumer Group announced a new agreement to sell architectural paint under the HGTV HOME® by Sherwin-Williams brand through a large U.S. national retailer's stores network. The Consumer Group plans to continue its promotions of new and existing products in 2015 and continue expanding its customer base and product assortment at existing customers.
The Global Finishes Group’s net sales in 2014, when stated in U.S. dollars, increased due primarily to selling price increases and higher paint sales volume partially offset by unfavorable currency translation rate changes. Paint sales volume percentage increased in the low-single digits as compared to 2013. Unfavorable currency translation rate changes in the year decreased net sales by 1.6 percent for 2014. In 2014, the Global Finishes Group opened 1 new branch and closed 1 location to remain flat at 300 branches open in the United States, Canada, Mexico, South America, Europe and Asia at year-end. In 2015, the Global Finishes Group expects to continue expanding its worldwide presence and improving its customer base.
The Latin America Coatings Group’s net sales in 2014, when stated in U.S. dollars, decreased due primarily to unfavorable currency translation rate changes partially offset by selling price increases. Paint sales volume percentage decreased in the low-single digits as compared to 2013. Unfavorable currency translation rate changes in the year decreased net sales by 12.3 percent for 2014. In 2014, the Latin America Coatings Group opened 3 new stores and closed 9 locations for a net decrease of 6 stores, decreasing the total to 276 stores open in North and South America at year-end. In 2015, the Latin America Coatings Group expects to continue expanding its regional presence and improving its customer base.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net sales in the Administrative segment, which primarily consist of external leasing revenue of excess headquarters space and leasing of facilities no longer used by the Company in its primary business, increased by an insignificant amount in 2014.
Consolidated gross profit increased $547.9 million in 2014 and improved as a percent to net sales to 46.4 percent from 45.3 percent in 2013 due primarily to higher paint sales volume partially offset by dilution from acquisitions and unfavorable currency translation rate changes. Further improving the gross profit comparable results were the TiO2 settlement of $21.4 million received by the Company in the fourth quarter of 2014, recorded primarily in the Paint Stores Group, and charges relating to the Brazil government tax assessments in 2013. The Paint Stores Group’s gross profit for 2014 increased $486.1 million compared to 2013 due primarily to higher paint sales volume and acquisitions and increased as a percent of sales due primarily to higher paint sales volume partially offset by acquisitions. Acquisitions increased Paint Stores Group's gross profits by $107.1 million, or 39.9 percent of acquisition net sales. The Consumer Group’s gross profit increased $32.7 million due primarily to increased production volume and improved operating efficiencies and was flat as a percent of sales for 2014 compared to 2013 due to dilution from acquisitions. Acquisitions increased Consumer Group's gross profits by $15.3 million, or 33.6 percent of acquisition net sales. The Global Finishes Group’s gross profit for 2014 increased $35.4 million due primarily to selling price increases and improved operating efficiencies partially offset by unfavorable currency translation rate changes. The Global Finishes Group’s gross profit increased as a percent of sales due primarily to selling price increases and improved operating efficiencies partially offset by unfavorable currency translation rate changes. Foreign currency translation rate fluctuations decreased Global Finishes Group’s gross profit by $11.8 million for 2014. The Latin America Coatings Group’s gross profit for 2014 increased $0.6 million and increased as a percent of sales. Charges of $28.7 million recorded during 2013 reduced gross profit related to the Brazil government tax assessments for 2013. Unfavorable currency translation rate changes and lower volume sales were only partially offset by selling price increases in 2014 compared to 2013. Foreign currency translation rate fluctuations decreased gross profit by $30.6 million for 2014. The Administrative segment’s gross profit decreased by $6.9 million.
SG&A increased by $355.3 million due primarily to increased expenses to support higher sales levels in nearly all Reportable Segments and acquisitions. Acquisitions added $156.8 million of SG&A in 2014, representing 49.6 percent of acquisition net sales. SG&A increased as a percent of sales to 34.3 percent in 2014 from 34.0 percent in 2013 primarily due to acquisitions. In the Paint Stores Group, SG&A increased $278.3 million for the year due primarily to increased spending due to the number of new store openings and increased expenses to maintain customer service and acquisitions SG&A, including integration costs, of $140.5 million, or 52.4 percent of acquisition net sales. The Consumer Group’s SG&A increased by $22.4 million for the year due to increased sales levels and acquisitions SG&A of $14.9 million, or 32.6 percent of acquisition net sales. The Global Finishes Group’s SG&A increased by $13.9 million for the year relating primarily to increased sales levels partially offset by foreign currency translation rate fluctuations reducing SG&A by $9.9 million. The Latin America Coatings Group’s SG&A decreased by $4.5 million for the year relating primarily to foreign currency translation rate fluctuations of $18.7 million partially offset by increased expenses in local currencies due to high inflation and increased information systems costs. The Administrative segment’s SG&A increased $45.3 million primarily due to acquisition integration efforts, information systems costs and incentive compensation, including stock-based compensation expense.
Other general expense - net increased $35.0 million in 2014 compared to 2013. The increase was mainly caused by an increase of $35.5 million of expense in the Administrative segment, primarily due to a year-over-year increase in provisions for environmental matters of $38.8 million partially offset by decreased loss on sale or disposal of assets of $3.8 million. See Note 13, on page 67 of this report, for more information concerning Other general expense - net.
As required by the Goodwill and Other Intangibles Topic of the ASC, management performed an annual impairment test of goodwill and indefinite-lived intangible assets as of October 1, 2014. The impairment tests in 2014 and 2013 resulted in no impairment of goodwill and trademarks. See Note 4, on pages 48 and 49 of this report, for more information concerning the impairment of intangible assets.
Interest expense, included in the Administrative segment, increased $1.5 million in 2014 versus 2013 due primarily to higher average debt levels partially offset by a one-time interest expense charge of $3.4 million from early retirement of debt during the fourth quarter of 2013.
Other (income) expense - net increased to $15.4 million income from $0.9 million expense in 2013. This was primarily due to a $6.3 million gain on the early termination of a customer agreement recorded in the Global Finishes Group and a $6.2 million realized gain resulting from final asset valuations related to the acquisition of the U.S./Canada business of Comex recorded in the Administrative segment. Additionally, foreign currency related transaction losses of $3.6 million in 2014 versus foreign currency

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

related transaction losses of $7.7 million in 2013, primarily in the Global Finishes and Latin America Coatings Groups, were favorable comparisons. See Note 13, on page 67 of this report, for more information concerning Other (income) expense - net.
Consolidated Income before income taxes in 2014 increased $172.3 million due primarily to an increase of $547.9 million in gross profit partially offset by an increase of $355.3 million in SG&A and an increase of $20.4 million in interest expense, interest and net investment income and other expenses. Income before income taxes increased $210.9 million in the Paint Stores Group, $30.5 million in the Global Finishes Group,$10.8 million in the Consumer Group and $1.8 million in the Latin America Coatings Group when compared to 2013. The Administrative segment had an unfavorable impact on Income before income taxes of $81.8 million when compared to 2013. Segment profit of all consolidated foreign subsidiaries increased 8.9 percent to $115.6 million for 2014 versus $106.2 million for 2013 due primarily to increase in gross profit of $56.7 million, which included charges in 2013 to Cost of goods sold due to the Brazil government tax assessments, partially offset by an increase in SG&A of $41.3 million and increased Other expense - net of $5.3 million. Segment profit of all operations other than consolidated foreign subsidiaries increased 16.6 percent to $1.143 billion for 2014 versus $979.8 million for 2013.
Net income increased $113.3 million in 2014 due to the increase in Income before income taxes.
The effective income tax rate for 2014 was 31.2 percent. The effective income tax rate for 2013 was 30.7 percent. Diluted net income per common share increased 20.9 percent to $8.78 per share for 2014, which included charges of $.22 per share related to environmental provisions and an $.18 per share loss from acquisitions partially offset by an increase of $.13 per share related to the TiO2 settlement, from $7.26 per share a year ago, which included charges of $.21 per share relating to Brazil government tax assessments.
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

	Year Ended December 31,
(thousands of dollars)	2014	2013	2012
Net income	$865,887	$752,561	$631,034
Interest expense	64,205	62,714	42,788
Income taxes	392,339	333,397	276,275
Depreciation	169,087	158,763	152,217
Amortization	29,858	29,031	26,985
EBITDA	$1,521,376	$1,336,466	$1,129,299

RESULTS OF OPERATIONS - 2013 vs. 2012
Shown below are net sales and segment profit and the percentage change for the current period by segment for 2013 and 2012:

	Year Ended December 31,
(thousands of dollars)	2013	2012	Change
Net Sales:
Paint Stores Group	$6,002,143	$5,409,947	10.9%
Consumer Group	1,341,689	1,321,887	1.5%
Global Finishes Group	2,004,530	1,960,699	2.2%
Latin America Coatings Group	832,450	836,057	-0.4%
Administrative	4,720	5,872	-19.6%
Net sales	$10,185,532	$9,534,462	6.8%

	Year Ended December 31,
(thousands of dollars)	2013	2012	Change
Income Before Income Taxes:
Paint Stores Group	$990,523	$861,763	14.9%
Consumer Group	242,061	216,422	11.8%
Global Finishes Group	170,591	147,231	15.9%
Latin America Coatings Group	38,645	81,238	-52.4%
Administrative	(355,862)	(399,345)	10.9%
Income before income taxes	$1,085,958	$907,309	19.7%
Consolidated net sales for 2013 increased due primarily to higher paint sales volume in the Paint Stores Group and acquisitions. One acquisition completed in 2013 and two

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

acquisitions completed in 2012 increased consolidated net sales 1.8 percent. Unfavorable currency translation rate changes decreased 2013 consolidated net sales 0.8 percent. Net sales of all consolidated foreign subsidiaries were up 3.9 percent to $2.130 billion for 2013 versus $2.050 billion for 2012 due primarily to acquisitions and selling price increases. Unfavorable foreign currency translation rates reduced net sales for all consolidated foreign subsidiaries during 2013 by 3.4 percent. Net sales of all operations other than consolidated foreign subsidiaries were up 7.6 percent to $8.056 billion for 2013 versus $7.485 billion for 2012.
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
Consolidated gross profit increased $410.3 million in 2013 and improved as a percent to net sales to 45.3 percent from 44.1 percent in 2012 due primarily to higher paint sales volume partially offset by dilution from acquisitions and unfavorable currency translation rate changes. The Paint Stores Group’s gross profit for 2013 increased $330.9 million compared to 2012 due primarily to higher paint sales volume and acquisitions and increased as a percent of sales due primarily to higher paint sales volume partially offset by acquisitions. Acquisitions increased Paint Stores Group's gross profits by $18.0 million, or 15.5 percent of acquisition net sales. The Consumer Group’s gross profit increased $47.4 million and increased as a percent of sales for 2013 over 2012 due primarily to increased production volume and improved operating efficiencies. Acquisitions increased Consumer Group's gross profits by $8.0 million, or 24.7 percent of acquisition net sales. The Global Finishes Group’s gross profit for 2013 increased $43.6 million due primarily to selling price increases, improved operating efficiencies and acquisitions partially offset by unfavorable currency translation rate changes. The Global Finishes Group’s gross profit increased as a percent of sales due primarily to selling price increases and improved operating efficiencies partially offset by dilution from acquisitions and unfavorable currency translation rate changes. Acquisitions increased Global Finishes Group’s gross profit by $5.7 million, or 25.2 percent of acquisition net sales, and foreign currency translation rate fluctuations decreased gross profit by $3.9 million for 2013. The Latin America Coatings Group’s gross profit for 2013 decreased $28.8 million and decreased as a percent of sales. Charges of $28.7 million recorded during 2013 reduced gross profit related to the Brazil government tax assessments. Additionally, unfavorable currency translation rate changes were only partially offset by selling price increases. Foreign currency translation rate fluctuations decreased gross profit by $15.4 million for 2013. The Administrative segment’s gross profit increased by $17.1 million due primarily to the DOL Settlement recorded during 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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
Other general expense - net decreased $2.7 million in 2013 compared to 2012. The decrease was mainly caused by a decrease of $9.1 million of expense in the Administrative segment, primarily due to a year-over-year decrease in provisions for environmental matters of $9.5 million partially offset by increased loss on sale or disposal of assets of $1.8 million. In addition, Other general expense - net in the Consumer Group had lower income adjustments associated with prior exit or disposal activities of $5.0 million as compared to 2012, while insignificant changes occurred in Other general expense - net of the remaining Reportable Segments. See Note 13, on page 67 of this report, for more information concerning Other general expense - net.
Impairments of trademarks of $4.1 million were recorded in 2012. As required by the Goodwill and Other Intangibles Topic of the ASC, management performed an annual impairment test of goodwill and indefinite-lived intangible assets as of October 1, 2013. The impairment test in 2013 resulted in no impairment of goodwill and trademarks. The impairment test in 2012 resulted in no impairment of goodwill and an impairment of $4.1 million of several indefinite-lived trademarks primarily in the Paint Stores Group as a result of planned conversion of various acquired brands. The remaining book values of these trademarks are now being amortized over their estimated future lives. The impairment charges are shown as a separate line in the Statements of Consolidated Income in accordance with the

Goodwill and Other Intangibles Topic of the ASC. See Note 4, on pages 48 and 49 of this report, for more information concerning the impairment of intangible assets.
Interest expense, included in the Administrative segment, increased $19.9 million in 2013 versus 2012 due primarily to higher average debt levels and a one-time interest expense charge of $3.2 million from early retirement of debt during the fourth quarter.
Other expense (income) - net decreased to $0.9 million expense from $9.9 million income in 2012. This was primarily due to foreign currency related transaction losses of $7.7 million in 2013 versus foreign currency related transaction gains of $3.1 million in 2012, primarily in the Global Finishes and Latin America Coatings Groups. See Note 13, on page 67 of this report, for more information concerning Other income - net.
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

REPORT OF MANAGEMENT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

Shareholders of The Sherwin-Williams Company
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
In order to ensure that the Company’s internal control over financial reporting was effective as of December 31, 2014, we conducted an assessment of its effectiveness under the supervision and with the participation of our management group, including our principal executive officer and principal financial officer. This assessment was based on the criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Based on our assessment of internal control over financial reporting under the criteria established in Internal Control – Integrated Framework, we have concluded that, as of December 31, 2014, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting as of December 31, 2014 has been audited by Ernst & Young LLP, an independent registered public accounting firm, and their report on the effectiveness of our internal control over financial reporting is included on page 37 of this report.

C. M. Connor
Chairman and Chief Executive Officer

S. P. Hennessy
Senior Vice President - Finance and Chief Financial Officer

A. J. Mistysyn
Senior Vice President - Corporate Controller

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of The Sherwin-Williams Company
We have audited The Sherwin-Williams Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Sherwin-Williams Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
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
In our opinion, The Sherwin-Williams Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Sherwin-Williams Company as of December 31, 2014, 2013 and 2012, and the related consolidated statements of income and comprehensive income, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2014 and our report dated February 25, 2015 expressed an unqualified opinion thereon.

Cleveland, Ohio
February 25, 2015

REPORT OF MANAGEMENT ON THE
CONSOLIDATED FINANCIAL STATEMENTS

Shareholders of The Sherwin-Williams Company
We are responsible for the preparation and fair presentation of the consolidated financial statements, accompanying notes and related financial information included in this report of The Sherwin-Williams Company and its consolidated subsidiaries (collectively, the “Company”) as of December 31, 2014, 2013 and 2012 and for the years then ended in accordance with U.S. generally accepted accounting principles. The consolidated financial information included in this report contains certain amounts that were based upon our best estimates, judgments and assumptions that we believe were reasonable under the circumstances.
We have conducted an assessment of the effectiveness of internal control over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As discussed in the Report of Management on Internal Control Over Financial Reporting on page 36 of this report, we concluded that the Company’s internal control over financial reporting was effective as of December 31, 2014.
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

C. M. Connor
Chairman and Chief Executive Officer

S. P. Hennessy
Senior Vice President - Finance and Chief Financial Officer

A. J. Mistysyn
Senior Vice President - Corporate Controller

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors and Shareholders of The Sherwin-Williams Company
We have audited the accompanying consolidated balance sheets of The Sherwin-Williams Company as of December 31, 2014, 2013 and 2012, and the related consolidated statements of income and comprehensive income, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Sherwin-Williams Company at December 31, 2014, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Sherwin-Williams Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 25, 2015 expressed an unqualified opinion thereon.

Cleveland, Ohio
February 25, 2015

STATEMENTS OF CONSOLIDATED INCOME AND COMPREHENSIVE INCOME
(thousands of dollars except per common share data)

	Year Ended December 31,
	2014	2013	2012

Net sales	$11,129,533	$10,185,532	$9,534,462
Cost of goods sold	5,965,049	5,568,966	5,328,236

Gross profit (1)	5,164,484	4,616,566	4,206,226
Percent to net sales	46.4%	45.3%	44.1%

Selling, general and administrative expenses (1)	3,822,966	3,467,681	3,259,648
Percent to net sales	34.3%	34.0%	34.2%

Other general expense - net	37,482	2,519	5,248
Impairment of trademarks			4,086
Interest expense	64,205	62,714	42,788
Interest and net investment income	(2,995)	(3,242)	(2,913)
Other (income) expense - net	(15,400)	936	(9,940)

Income before income taxes	1,258,226	1,085,958	907,309
Income taxes (1)	392,339	333,397	276,275

Net income	$865,887	$752,561	$631,034

Net income per common share:
Basic	$8.95	$7.41	$6.15
Diluted	$8.78	$7.26	$6.02
(1) Includes DOL Settlement of $49,163, net of tax (Cost of goods sold $16,000, Selling, general and administrative expenses $64,000 and tax benefit $30,837), or $.47 per share in the Year ended December 31, 2012.

	Year Ended December 31,
	2014	2013	2012

Net income	$865,887	$752,561	$631,034

Other comprehensive (loss) income, net of tax:

Foreign currency translation adjustments	(103,441)	(46,748)	(7,403)

Employee benefit plans:
Net actuarial (losses) gains and prior service costs
arising during period (2)	(56,536)	85,051	(6,192)
Less: amortization of net actuarial losses and
prior service costs included in Net pension costs (3)	8,980	10,933	10,973
	(47,556)	95,984	4,781

Unrealized net gains on available-for-sale securities:
Unrealized holding gains
arising during period (4)	366	134	123
Less: reclassification adjustments for gains
included in net income (5)	(283)	(25)	(12)
	83	109	111

Other comprehensive (loss) income	(150,914)	49,345	(2,511)

Comprehensive income	$714,973	$801,906	$628,523
(2) Net of taxes of $24,954, $(63,343) and $2,846, in 2014, 2013 and 2012, respectively.
(3) Net of taxes of $(2,712), $(7,643) and $(13,350), in 2014, 2013 and 2012, respectively.
(4) Net of taxes of $(228), $(84) and $(77), in 2014, 2013 and 2012, respectively.
(5) Net of taxes of $178, $17 and $7 in 2014, 2013 and 2012, respectively.

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(thousands of dollars)

	December 31,
	2014	2013	2012
Assets
Current assets:
Cash and cash equivalents	$40,732	$744,889	$862,590
Accounts receivable, less allowance	1,130,565	1,097,751	1,032,508
Inventories:
Finished goods	841,784	779,057	732,359
Work in process and raw materials	191,743	191,758	187,965
	1,033,527	970,815	920,324
Deferred income taxes	109,087	104,496	126,730
Other current assets	252,869	240,766	207,086
Total current assets	2,566,780	3,158,717	3,149,238

Goodwill	1,158,346	1,178,687	1,156,005
Intangible assets	289,127	313,299	347,553
Deferred pension assets	250,144	302,446	249,911
Other assets	420,625	407,975	366,134
Property, plant and equipment:
Land	125,691	125,131	102,336
Buildings	698,202	715,096	677,944
Machinery and equipment	1,952,037	1,838,590	1,750,729
Construction in progress	59,330	62,563	56,582
	2,835,260	2,741,380	2,587,591
Less allowances for depreciation	1,814,230	1,719,997	1,621,695
	1,021,030	1,021,383	965,896
Total Assets	$5,706,052	$6,382,507	$6,234,737

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings	$679,436	$96,551	$69,035
Accounts payable	1,042,182	998,484	922,999
Compensation and taxes withheld	360,458	337,637	314,892
Accrued taxes	86,744	79,504	52,104
Current portion of long-term debt	3,265	502,948	3,689
Other accruals	508,581	513,433	513,717
Total current liabilities	2,680,666	2,528,557	1,876,436

Long-term debt	1,122,715	1,122,373	1,632,165
Postretirement benefits other than pensions	277,892	268,874	320,223
Other long-term liabilities	628,309	688,168	614,109

Shareholders’ equity:
Common stock - $1.00 par value:
94,704,173, 100,129,380 and 103,270,067 shares outstanding
at December 31, 2014, 2013 and 2012, respectively	114,525	112,902	111,623
Preferred stock - convertible, no par value:
40,406 and 101,086 shares outstanding
at December 31, 2013 and 2012, respectively		40,406	101,086
Unearned ESOP compensation		(40,406)	(101,086)
Other capital	2,079,639	1,847,801	1,673,788
Retained earnings	2,424,674	1,774,050	1,226,467
Treasury stock, at cost	(3,150,410)	(1,639,174)	(849,685)
Cumulative other comprehensive loss	(471,958)	(321,044)	(370,389)
Total shareholders’ equity	996,470	1,774,535	1,791,804

Total Liabilities and Shareholders’ Equity	$5,706,052	$6,382,507	$6,234,737
See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS
(thousands of dollars)

	Year Ended December 31,
Operating Activities	2014	2013	2012
Net income	$865,887	$752,561	$631,034
Adjustments to reconcile net income to net operating cash:
Depreciation	169,087	158,763	152,217
Amortization of intangible assets	29,858	29,031	26,985
Impairment of trademarks and goodwill			4,086
Provisions for environmental-related matters	36,046	(2,751)	6,736
Provisions for qualified exit costs	13,578	4,682	2,734
Deferred income taxes	(19,038)	27,775	(10,422)
Defined benefit pension plans net cost	990	20,641	20,309
Stock-based compensation expense	64,735	58,004	54,348
Net (decrease) increase in postretirement liability	(718)	5,233	3,666
Decrease in non-traded investments	63,365	57,261	72,861
Loss on disposition of assets	1,436	5,207	3,454
Other	203	(27,214)	(18,349)
Change in working capital accounts:
(Increase) in accounts receivable	(80,252)	(41,473)	(33,578)
(Increase) decrease in inventories	(101,112)	25,031	19,929
Increase (decrease) in accounts payable	78,603	34,685	(51,124)
Increase (decrease) in accrued taxes	13,187	11,314	(70,264)
Increase in accrued compensation and taxes withheld	29,513	24,435	63,697
(Decrease) increase in refundable income taxes	(36,601)	13,244	(32,967)
DOL settlement accrual		(80,000)	80,000
Other	(20,029)	43,804	11,000
Costs incurred for environmental-related matters	(9,676)	(12,539)	(31,689)
Costs incurred for qualified exit costs	(10,882)	(7,419)	(4,577)
Other	(6,652)	(16,509)	(12,200)
Net operating cash	1,081,528	1,083,766	887,886

Investing Activities
Capital expenditures	(200,545)	(166,680)	(157,112)
Acquisitions of businesses, net of cash acquired		(79,940)	(99,242)
Proceeds from sale of assets	1,516	3,045	9,677
Increase in other investments	(111,021)	(94,739)	(95,778)
Net investing cash	(310,050)	(338,314)	(342,455)

Financing Activities
Net increase (decrease) in short-term borrowings	591,423	31,634	(284,839)
Proceeds from long-term debt	1,474	473	999,697
Payments of long-term debt	(500,661)	(10,932)	(14,000)
Payments of cash dividends	(215,263)	(204,978)	(160,939)
Proceeds from stock options exercised	100,069	69,761	221,126
Income tax effect of stock-based compensation exercises and vesting	68,657	47,527	104,858
Treasury stock purchased	(1,488,663)	(769,271)	(557,766)
Other	(24,111)	(17,522)	(21,559)
Net financing cash	(1,467,075)	(853,308)	286,578
Effect of exchange rate changes on cash	(8,560)	(9,845)	(2,115)
Net (decrease) increase in cash and cash equivalents	(704,157)	(117,701)	829,894
Cash and cash equivalents at beginning of year	744,889	862,590	32,696
Cash and cash equivalents at end of year	$40,732	$744,889	$862,590
Taxes paid on income	$310,039	$200,748	$223,329
Interest paid on debt	67,306	61,045	41,551

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY
(thousands of dollars except per common share data)

	Common Stock	Preferred Stock	Unearned ESOP Compen-sation	Other Capital	Retained Earnings	Treasury Stock	Cumulative Other Comprehensive Loss	Total
Balance at January 1, 2012	$107,454	$160,273	$(160,273)	$1,297,625	$756,372	$(276,654)	$(367,878)	$1,516,919
Net income					631,034			631,034
Other comprehensive loss							(2,511)	(2,511)
Treasury stock purchased						(557,766)		(557,766)
Redemption of preferred stock		(59,187)	59,187
Stock options exercised	3,867			217,259		(15,265)		205,861
Income tax effect of stock compensation				104,858				104,858
Restricted stock and stock option grants (net activity)	302			54,046				54,348
Cash dividends - $1.56 per common share					(160,939)			(160,939)
Balance at December 31, 2012	111,623	101,086	(101,086)	1,673,788	1,226,467	(849,685)	(370,389)	1,791,804
Net income					752,561			752,561
Other comprehensive income							49,345	49,345
Treasury stock purchased						(769,271)		(769,271)
Redemption of preferred stock		(60,680)	60,680
Stock options exercised	1,128			68,633		(20,218)		49,543
Income tax effect of stock compensation				47,527				47,527
Restricted stock and stock option grants (net activity)	151			57,853				58,004
Cash dividends - $2.00 per common share					(204,978)			(204,978)
Balance at December 31, 2013	112,902	40,406	(40,406)	1,847,801	1,774,050	(1,639,174)	(321,044)	1,774,535
Net income					865,887			865,887
Other comprehensive loss							(150,914)	(150,914)
Treasury stock purchased						(1,488,663)		(1,488,663)
Redemption of preferred stock		(40,406)	40,406
Stock options exercised	1,423			98,646		(22,573)		77,496
Income tax effect of stock compensation				68,657				68,657
Restricted stock and stock option grants (net activity)	200			64,535				64,735
Cash dividends - $2.20 per common share					(215,263)			(215,263)
Balance at December 31, 2014	$114,525	$—	$—	$2,079,639	$2,424,674	$(3,150,410)	$(471,958)	$996,470

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES
Consolidation. The consolidated financial statements include the accounts of The Sherwin-Williams Company and its wholly owned subsidiaries (collectively, “the Company”). Inter-company accounts and transactions have been eliminated.
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
Investments in securities: Investments classified as available-for-sale are carried at market value. See the recurring fair value measurement table on page 45.

Non-traded investments: The Company has invested in the U.S. affordable housing and historic renovation real estate markets. These non-traded investments have been identified as variable interest entities. However, because the Company does not have the power to direct the day-to-day operations of the investments and the risk of loss is limited to the amount of contributed capital, the Company is not considered the primary beneficiary. In accordance with the Consolidation Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), the investments are not consolidated. The Company uses the effective yield method to determine the carrying value of the investments. Under the effective yield method, the initial cost of the investments is amortized over the period that the tax credits are recognized. The carrying amounts of the investments, included in Other assets, were $223,935, $210,779 and $223,701 at December 31, 2014, 2013 and 2012, respectively. The liabilities recorded on the balance sheets for estimated future capital contributions to the investments were $198,776, $198,761 and $218,688 at December 31, 2014, 2013 and 2012, respectively.
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

	December 31,
	2014		2013		2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Publicly traded debt	$1,120,924	$1,160,280	$1,620,646	$1,614,739	$1,630,056	$1,706,487
Non-traded debt	5,056	4,812	4,675	4,430	5,798	5,600

Derivative instruments: The Company utilizes derivative instruments as part of its overall financial risk management policy. The Company entered into foreign currency option and forward currency exchange contracts with maturity dates of less than twelve months in 2014, 2013 and 2012, primarily to hedge against value changes in foreign currency. See Note 13. There were no material derivative contracts outstanding at December 31, 2014, 2013 and 2012.

Fair value measurements. The following tables summarize the Company’s assets and liabilities measured on a recurring and non-recurring basis in accordance with the Fair Value Measurements and Disclosures Topic of the ASC:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Assets and Liabilities Reported at Fair Value on a Recurring Basis

	Fair Value at December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Deferred compensation plan asset (a)	$23,870	$1,140	$22,730
Liabilities:
Deferred compensation plan liability (b)	$34,443	$34,443

(a)
The deferred compensation plan asset consists of the investment funds maintained for the future payments under the Company’s executive deferred compensation plan, which is structured as a rabbi trust. The investments are marketable securities accounted for under the Debt and Equity Securities Topic of the ASC. The level 1 investments are valued using quoted market prices multiplied by the number of shares. The level 2 investments are valued based on vendor or broker models. The cost basis of the investment funds is $22,715.

(b)	The deferred compensation plan liability represents the value of the Company’s liability under its deferred compensation plan based on quoted market prices in active markets for identical assets.
Assets and Liabilities Reported at Fair Value on a Nonrecurring Basis. Except for the acquisition-related fair value measurements described in Note 2 which qualify as level 2 measurements, there were no assets and liabilities measured at fair value on a nonrecurring basis in 2014.
Accounts receivable and allowance for doubtful accounts. Accounts receivable were recorded at the time of credit sales net of provisions for sales returns and allowances. The Company recorded an allowance for doubtful accounts of $53,770, $54,460 and $47,667 at December 31, 2014, 2013 and 2012, respectively, to reduce Accounts receivable to their estimated net realizable value. The allowance was based on an analysis of historical bad debts, a review of the aging of Accounts receivable and the current creditworthiness of customers. Account receivable balances are written-off against the allowance if a final determination of uncollectibility is made. All provisions for allowances for doubtful collection of accounts are related to the creditworthiness of accounts and are included in Selling, general and administrative expenses.
Reserve for obsolescence. The Company recorded a reserve for obsolescence of $90,712, $97,523 and $88,356 at December 31, 2014, 2013 and 2012, respectively, to reduce Inventories to their estimated net realizable value.
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

Useful Life
Finite-lived trademarks	5 years
Non-compete covenants	3 – 5 years
Certain intangible property rights	3 – 19 years
Accumulated amortization of finite-lived intangible assets was $303,902, $279,102 and $260,065 at December 31, 2014, 2013 and 2012, respectively. See Note 4.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Standby letters of credit. The Company occasionally enters into standby letter of credit agreements to guarantee various operating activities. These agreements provide credit availability to the various beneficiaries if certain contractual events occur. Amounts outstanding under these agreements totaled $23,442, $25,896 and $22,845 at December 31, 2014, 2013 and 2012, respectively.
Product warranties. The Company offers product warranties for certain products. The specific terms and conditions of such warranties vary depending on the product or customer contract requirements. Management estimated the costs of unsettled product warranty claims based on historical results and experience and included an amount in Other accruals. Management periodically assesses the adequacy of the accrual for product warranty claims and adjusts the accrual as necessary. Changes in the Company’s accrual for product warranty claims during 2014, 2013 and 2012, including customer satisfaction settlements during the year, were as follows:

	2014	2013	2012
Balance at January 1	$26,755	$22,710	$22,071
Charges to expense	37,879	33,265	28,590
Settlements	(36,911)	(29,220)	(27,951)
Balance at December 31	$27,723	$26,755	$22,710
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
Employee Stock Purchase and Savings Plan and preferred stock. The Company accounts for the Employee Stock Purchase and Savings Plan (ESOP) in accordance with the Employee Stock Ownership Plans Subtopic of the Compensation – Stock Ownership Topic of the ASC. The Company recognized compensation expense for amounts contributed to the ESOP, and the ESOP used dividends on unallocated preferred shares to service debt. Unallocated preferred shares held by the ESOP were not considered outstanding in calculating earnings per share of the Company. During 2014, the Company redeemed all remaining preferred shares for cash. See Note 11.
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
Cumulative other comprehensive loss. At December 31, 2014, the ending balance of Cumulative other comprehensive loss included adjustments for foreign currency translation of $354,384, net prior service costs and net actuarial losses related to pension and other postretirement benefit plans of $118,167 and unrealized net gains on marketable equity securities of $593. At December 31, 2013 and 2012, the ending balance of Cumulative other comprehensive loss included adjustments for foreign currency translation of $250,943 and $204,195, respectively, net prior service costs and net actuarial losses related to pension and other postretirement benefit plans of $70,611 and $166,595, respectively, and unrealized gains on marketable equity securities of $510 and $401, respectively.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

constituted a percentage of purchases. These rebates were recognized on an accrual basis by the Company as a reduction of the purchase price of the raw materials and a subsequent reduction of Cost of goods sold when the related product was sold.
Costs of goods sold. Included in Costs of goods sold were costs for materials, manufacturing, distribution and related support. Distribution costs included all expenses related to the distribution of products including inbound freight charges, purchase and receiving costs, warehousing costs, internal transfer costs and all costs incurred to ship products. Also included in Costs of goods sold were total technical expenditures, which included research and development costs, quality control, product formulation expenditures and other similar items. Research and development costs included in technical expenditures were $50,019, $47,042 and $44,648 for 2014, 2013 and 2012, respectively. The settlement gain related to the titanium dioxide litigation reduced 2014 Costs of goods sold by $21,420. See Note 9.
Selling, general and administrative expenses. Selling costs included advertising expenses, marketing costs, employee and store costs and sales commissions. The cost of advertising was expensed as incurred. The Company incurred $299,201, $262,492 and $247,469 in advertising costs during 2014, 2013 and 2012, respectively. General and administrative expenses included human resources, legal, finance and other support and administrative functions.
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
Impact of recently issued accounting standards. In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue Recognition - Revenue from Contracts with Customers," which is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under U.S. GAAP. The standard is effective for interim and annual periods beginning after December 15, 2016, and either full retrospective adoption or modified retrospective adoption is permitted. The Company is in the process of evaluating the impact of the standard.

NOTE 2 – ACQUISITIONS
On September 16, 2013, the Company entered into a definitive Stock Purchase Agreement and completed the acquisition of the U.S./Canada business of Consorcio Comex, S.A. de C.V. (Comex). The U.S./Canada business of Comex focuses on the manufacture and sale of paint and paint related products through retail service centers under various proprietary brands. The acquisition strengthens the ability of the Paint Stores Group and Consumer Group to serve customers in key geographic markets. The acquisition resulted in the recognition of intangible assets of $4,696. Final asset valuation adjustments resulted in a realized gain of $6,198 which was included in Other (income) expense for the year ended December 31, 2014. The acquisition of the U.S./Canada business of Comex has been accounted for as a purchase and the results of operations have been included in the consolidated financial statements since the date of acquisition.
On April 3, 2014, the Company terminated the Stock Purchase Agreement entered into on November 9, 2013 and subsequently amended and restated for the acquisition of the Mexico business of Comex pursuant to the terms of the agreement.
The following unaudited pro-forma summary presents consolidated financial information as if the U.S./Canada business of Comex had been acquired at the beginning of 2013. The unaudited pro-forma consolidated financial information does not necessarily reflect the actual results that would have occurred had the acquisitions taken place on January 1, 2013 or the future results of operations of the combined companies under ownership and operation of the Company.

	2014	2013
Net sales	$11,129,533	$10,540,181
Net income	865,887	725,774
Net income per common share:
Basic	8.95	7.13
Diluted	8.78	6.98

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

NOTE 3 – INVENTORIES
Inventories were stated at the lower of cost or market with cost determined principally on the last-in, first-out (LIFO) method. The following presents the effect on inventories, net income and net income per common share had the Company used the first-in, first-out (FIFO) inventory valuation method adjusted for income taxes at the statutory rate and assuming no other adjustments. Management believes that the use of LIFO results in a better matching of costs and revenues. This information is presented to enable the reader to make comparisons with companies using the FIFO method of inventory valuation. During 2014, 2013 and 2012, certain inventories accounted for on the LIFO method were reduced, resulting in the liquidation of certain quantities carried at costs prevailing in prior years. The 2014 and 2013 liquidations increased net income by $196 and $169, respectively, while the 2012 liquidations reduced net income by $160.

	2014	2013	2012
Percentage of total inventories on LIFO	76%	75%	75%
Excess of FIFO over LIFO	$331,867	$337,214	$357,303
Increase in net income due to LIFO	3,230	12,299	13,365
Increase in net income per common share due to LIFO	.03	.12	.13
NOTE 4 – GOODWILL, INTANGIBLE AND LONG-LIVED ASSETS
During 2013 and 2014, the Company recognized acquired customer relationships and finite-lived trademarks of $3,311 and $1,385, respectively, related to the acquisition of the U.S./Canada business of Comex. The customer relationships and finite-lived trademarks are being amortized over 7 years from the date of acquisition. The Company initially recognized $1,885 of goodwill and $466 of indefinite-lived trademarks in 2013, but subsequently adjusted these amounts to zero based on final asset valuations completed in 2014.
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
In accordance with the Property, Plant and Equipment Topic of the ASC, whenever events or changes in circumstances indicate that the carrying value of long-lived assets may not be recoverable or the useful life may have changed, impairment tests are to be performed. Undiscounted cash flows are to be used to calculate the recoverable value of long-lived assets to determine if such assets are impaired. Where impairment is identified, a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each group of assets, is to be used to determine the fair value for the assets to measure any potential impairment. No material impairments were recorded in 2014, 2013 and 2012.
In accordance with the Goodwill and Other Intangibles Topic of the ASC, goodwill and indefinite-lived intangible assets are tested for impairment annually, and interim impairment tests are performed whenever an event occurs or circumstances change that indicate an impairment has more likely than not occurred. October 1 has been established for the annual impairment review. At the time of impairment testing, values are estimated separately for goodwill and trademarks with indefinite lives using a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each group of assets. An optional qualitative assessment may alleviate the need to perform the quantitative goodwill impairment test when impairment is unlikely. The Company used the qualitative assessment for each of its reporting units in 2014, 2013 and 2012.
The annual impairment reviews performed as of October 1, 2014 and 2013 did not result in any goodwill or trademark impairment. The 2012 impairment review resulted in trademark impairments in the Paint Stores Group and Global Finishes Group of $3,400 and $686, respectively, and no goodwill impairment. The trademark impairments related primarily to the planned conversion of various acquired brands and are reported as a separate line in the Statements of Consolidated Income.
Amortization of finite-lived intangible assets is as follows for the next five years: $26,379 in 2015, $20,297 in 2016, $15,706 in 2017 and $14,052 in 2018 and $12,711 in 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

A summary of changes in the Company’s carrying value of goodwill by Reportable Segment is as follows:

Goodwill	Paint Stores Group	Consumer Group	Global Finishes Group	Latin America Coatings Group	Consolidated Totals
Balance at January 1, 2012 (a)	$286,998	$689,279	$120,350	$11,381	$1,108,008
Acquisitions		17,357	24,707		42,064
Currency and other adjustments	(214)	(344)	7,230	(739)	5,933
Balance at December 31, 2012 (a)	286,784	706,292	152,287	10,642	1,156,005
Acquisitions	1,885		17,963		19,848
Currency and other adjustments	(1,369)	(2,941)	8,048	(904)	2,834
Balance at December 31, 2013 (a)	287,300	703,351	178,298	9,738	1,178,687
Currency and other adjustments	(1,866)	(1,145)	(17,287)	(43)	(20,341)
Balance at December 31, 2014 (a)	$285,434	$702,206	$161,011	$9,695	$1,158,346

(a)	Net of accumulated impairment losses of $8,904 ($8,113 in the Consumer Group and $791 in the Global Finishes Group).
A summary of the Company’s carrying value of intangible assets is as follows:

	Finite-lived intangible assets			Trademarks with indefinite lives	Total intangible assets
	Software	All other	Subtotal
December 31, 2014
Weighted-average amortization period	8 years	12 years	11 years
Gross	$126,258	$317,005	$443,263
Accumulated amortization	(88,384)	(215,518)	(303,902)
Net value	$37,874	$101,487	$139,361	$149,766	$289,127
December 31, 2013
Weighted-average amortization period	8 years	10 years	9 years
Gross	$114,404	$327,962	$442,366
Accumulated amortization	(77,018)	(202,084)	(279,102)
Net value	$37,386	$125,878	$163,264	$150,035	$313,299
December 31, 2012
Weighted-average amortization period	8 years	12 years	11 years
Gross	$107,779	$337,089	$444,868
Accumulated amortization	(66,106)	(193,959)	(260,065)
Net value	$41,673	$143,130	$184,803	$162,750	$347,553
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
During 2014, 7 facilities and 24 stores and branches were closed due to lower demand or redundancy. In addition, the Global Finishes Group exited its business in Venezuela. Provisions

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

for severance and other qualified exit cost of $280, $4,809 and $4,767 were charged to the Paint Stores Group, Consumer Group and Global Finishes Group, respectively. Provisions for severance and other qualified exit costs related to manufacturing facilities, distribution facilities, stores and branches closed prior to 2014 of $3,722 were recorded.
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
At December 31, 2014, a portion of the remaining accrual for qualified exit costs relating to facilities shutdown prior to 2012 is expected to be incurred by the end of 2015. The remaining portion of the ending accrual for facilities shutdown prior to 2012 primarily represented post-closure contractual expenses related to certain owned facilities which are closed and being held for disposal. The Company cannot reasonably estimate when such matters will be concluded to permit disposition.

The tables on the following pages summarize the activity and remaining liabilities associated with qualified exit costs:

Exit Plan	Balance at December 31, 2013	Provisions in Cost of goods sold or SG&A	Actual expenditures charged to accrual	Balance at December 31, 2014
Paint Stores Group stores shutdown in 2014:
Other qualified exit costs		$280		$280
Consumer Group facilities shutdown in 2014:
Severance and related costs		4,028	$(1,296)	2,732
Other qualified exit costs		781		781
Global Finishes Group exit of business in 2014:
Severance and related costs		2,500	(2,396)	104
Other qualified exit costs		2,267	(1,187)	1,080
Paint Stores Group facility shutdown in 2013:
Severance and related costs	$977	2,126	(2,449)	654
Other qualified exit costs		1,499	(294)	1,205
Consumer Group facilities shutdown in 2013:
Severance and related costs	598	97	(695)
Global Finishes Group stores shutdown in 2013:
Severance and related costs	33		(5)	28
Other qualified exit costs	220		(82)	138
Latin America Coatings Group facilities shutdown in 2013:
Severance and related costs	123		(123)
Paint Stores Group stores shutdown in 2012:
Other qualified exit costs	244		(51)	193
Global Finishes Group facilities shutdown in 2012:
Severance and related costs	2,177		(1,863)	314
Other qualified exit costs	83			83
Other qualified exit costs for facilities shutdown prior to 2012	1,365		(441)	924
Totals	$5,820	$13,578	$(10,882)	$8,516

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Exit Plan	Balance at December 31, 2012	Provisions in Cost of goods sold or SG&A	Actual expenditures charged to accrual	Adjustments to prior provisions in Other general expense - net	Balance at December 31, 2013
Paint Stores Group stores shutdown in 2013:
Severance and related costs		$1,004	$(27)		$977
Consumer Group facilities shutdown in 2013:
Severance and related costs		598			598
Global Finishes Group branches shutdown in 2013:
Severance and related costs		278	(25)		253
Latin America Coatings Group facilities shutdown in 2013:
Severance and related costs		123			123
Paint Stores Group stores shutdown in 2012:
Other qualified exit costs	$313		(68)	$(1)	244
Global Finishes Group facilities shutdown in 2012:
Severance and related costs	2,236	2,533	(2,592)		2,177
Other qualified exit costs	3,430	83	(3,530)	100	83
Global Finishes Group branches shutdown in 2011:
Other qualified exit costs	290		(222)		68
Other qualified exit costs for facilities shutdown prior to 2011	2,288		(955)	(36)	1,297
Totals	$8,557	$4,619	$(7,419)	$63	$5,820

Exit Plan	Balance at January 1, 2012	Provisions in Cost of goods sold or SG&A	Actual expenditures charged to accrual	Adjustments to prior provisions in Other general expense - net	Balance at December 31, 2012
Paint Stores Group stores shutdown in 2012:
Other qualified exit costs		$313			$313
Global Finishes Group facility shutdown in 2012:
Severance and related costs		3,933	$(1,697)		2,236
Other qualified exit costs		3,430			3,430
Consumer Group manufacturing facilities shutdown in 2011:
Severance and related costs	$197		(133)	$(64)
Paint Stores Group stores shutdown in 2011:
Other qualified exit costs	156		(144)	(12)
Global Finishes Group branches shutdown in 2011:
Severance and related costs	129		(134)	5
Other qualified exit costs	470		(180)		290
Global Finishes Group branches shutdown in 2010:
Other qualified exit costs	955		(133)		822
Other qualified exit costs for facilities shutdown prior to 2010	8,493		(2,156)	(4,871)	1,466
Totals	$10,400	$7,676	$(4,577)	$(4,942)	$8,557

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
Health care plans. The Company provides certain domestic health care plans that are contributory and contain cost-sharing features such as deductibles and coinsurance. There were 21,239, 19,440 and 18,609 active employees entitled to receive benefits under these plans at December 31, 2014, 2013 and 2012, respectively. The cost of these benefits for active employees, which includes claims incurred and claims incurred but not reported, amounted to $202,787, $174,588 and $163,011 for 2014, 2013 and 2012, respectively.
Defined contribution pension plans. The Company’s annual contribution for its domestic defined contribution pension plan was $32,384, $27,803 and $25,147 for 2014, 2013 and 2012, respectively. The contribution percentage ranges from two percent to seven percent of compensation for covered employees based on an age and service formula. Assets in employee accounts of the domestic defined contribution pension plan are invested in various investment funds as directed by the participants. These investment funds did not own a significant number of shares of the Company’s common stock for any year presented.
The Company’s annual contribution for its foreign defined contribution pension plans, which is based on various percentages of compensation for covered employees up to certain limits, was $4,592, $1,428 and $4,621 for 2014, 2013 and 2012, respectively. Assets in employee accounts of the foreign defined contribution pension plans are invested in various investment funds. These investment funds did not own a significant number of shares of the Company’s common stock for any year presented.
Defined benefit pension plans. The Company has one salaried and one hourly domestic defined benefit pension plan, and twenty-one foreign defined benefit pension plans, including three Canadian plans acquired in connection with the 2013 acquisition of Comex's U.S./Canada business. All participants in the domestic salaried defined benefit pension plan prior to January 1, 2002 retain the previous defined benefit formula for computing benefits with certain modifications for active employees. Eligible domestic salaried employees hired or re-hired between January 1, 2002 and

September 30, 2011 became participants in the revised domestic salaried defined benefit pension plan upon completion of six months of service. All employees who became participants on or after January 1, 2002 and before January 1, 2005 were credited with certain contribution credits equivalent to six percent of their salary. All employees who became participants on or after January 1, 2005 were credited with certain contribution credits that range from two percent to seven percent of compensation based on an age and service formula. Effective July 1, 2009, the domestic salaried defined benefit pension plan was revised, and all employees who become participants on or after January 1, 2002 were credited with certain contribution credits that range from two percent to seven percent of compensation based on an age and service formula. Contribution credits are converted into units to account for each participant’s benefits. Participants will receive a variable annuity benefit upon retirement or a lump sum distribution upon termination (if vested). The variable annuity benefit is subject to the hypothetical returns achieved on each participant’s allocation of units from investments in various investment funds as directed by the participant. Contribution credits to the revised domestic salaried defined benefit pension plan are being funded through existing plan assets. Effective October 1, 2011, the domestic salaried defined benefit pension plan was frozen for new hires, and all newly hired U.S. non-collectively bargained employees are eligible to participate in the Company’s domestic defined contribution plan.
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
At December 31, 2014, the domestic salaried and hourly defined benefit pension plans were overfunded, with a projected benefit obligation of $653,338, fair value of plan assets of $896,071 and excess plan assets of $242,733. The plans are

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

funded in accordance with all applicable regulations at December 31, 2014 and no funding will be required in 2015. At December 31, 2013, the domestic salaried and hourly defined benefit pension plans were overfunded, with a projected benefit obligation of $582,036, fair value of plan assets of $870,386 and excess plan assets of $288,350. At December 31, 2012, the domestic salaried defined benefit pension plan was overfunded, with a projected benefit obligation of $313,964, fair value of plan assets of $559,552 and excess plan assets of $245,588, and the domestic hourly defined benefit pension plan was underfunded, with a projected benefit obligation of $152,863, fair value of plan assets of $144,011 and a deficiency of plan assets of $8,852.
At December 31, 2014, seventeen of the Company’s foreign defined benefit pension plans were unfunded or underfunded, with combined accumulated benefit obligations, projected benefit obligations, fair values of net assets and deficiencies of plan assets of $143,324, $171,841, $117,623 and $54,218, respectively. An increase of $11,527 from 2013 in the combined projected benefit obligations of all foreign defined benefit pension plans was primarily due to changes in plan assumptions.
The Company expects to make the following benefit payments for all domestic and foreign defined benefit pension plans: $64,067 in 2015; $64,285 in 2016; $64,940 in 2017; $65,478 in 2018; $65,636 in 2019; and $286,119 in 2020 through 2024. The Company expects to contribute $6,281 to the foreign plans in 2015.
The estimated net actuarial losses and prior service costs for the defined benefit pension plans that are expected to be amortized from Cumulative other comprehensive loss into the net pension costs in 2015 are $5,311 and $1,310, respectively.
The following table summarizes the components of the net pension costs and Cumulative other comprehensive loss related to the defined benefit pension plans:

	Domestic Defined Benefit Pension Plans			Foreign Defined Benefit Pension Plans
	2014	2013	2012	2014	2013	2012
Net pension costs:
Service costs	$21,342	$23,176	$19,061	$5,261	$5,039	$3,654
Interest costs	26,266	18,444	17,442	10,422	7,940	6,927
Expected returns on plan assets	(51,293)	(42,937)	(44,841)	(10,836)	(7,487)	(6,799)
Amortization of prior service costs	1,837	1,823	1,591
Amortization of actuarial losses		13,147	22,205	1,413	1,716	1,022
Ongoing pension (credits) costs	(1,848)	13,653	15,458	6,260	7,208	4,804
Settlement (credits) costs				(3,422)	(220)	47
Net pension (credits) costs	(1,848)	13,653	15,458	2,838	6,988	4,851
Other changes in plan assets and projected benefit obligation recognized in Cumulative other comprehensive loss (before taxes):
Net actuarial losses (gains) arising during the year	47,785	(90,669)	(26,459)	21,792	(5,487)	14,131
Prior service costs during the year	2,242	1,756	2,495
Amortization of prior service costs	(1,837)	(1,823)	(1,591)
Amortization of actuarial losses		(13,147)	(22,205)	(1,413)	(1,716)	(1,022)
Exchange rate (loss) gain recognized during year				(7,988)	819	1,464
Total recognized in Cumulative other comprehensive loss	48,190	(103,883)	(47,760)	12,391	(6,384)	14,573
Total recognized in net pension costs (credits) and Cumulative other comprehensive loss	$46,342	$(90,230)	$(32,302)	$15,229	$604	$19,424
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

The following tables summarize the fair value of the defined benefit pension plan assets at December 31, 2014, 2013 and 2012:

	Fair Value at December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Short-term investments (a)	$14,846		$14,846
Equity investments (b)	739,358	$404,542	334,816
Fixed income investments (c)	285,042	141,529	143,513
Other assets (d)	44,469		28,435	$16,034
	$1,083,715	$546,071	$521,610	$16,034

	Fair Value at December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Short-term investments (a)	$15,055	$1,941	$13,114
Equity investments (b)	736,873	419,779	317,094
Fixed income investments (c)	255,927	125,377	130,550
Other assets (d)	47,494		29,553	$17,941
	$1,055,349	$547,097	$490,311	$17,941

	Fair Value at December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Short-term investments (a)	$68,795		$68,795
Equity investments (b)	490,993	$243,553	247,440
Fixed income investments (c)	239,558	131,276	108,282
Other assets (d)	37,230		18,380	$18,850
	$836,576	$374,829	$442,897	$18,850

(a)	This category includes a full range of high quality, short-term money market securities.

(b)	This category includes actively managed equity assets that track primarily to the S&P 500.

(c)	This category includes government and corporate bonds that track primarily to the Barclays Capital Aggregate Bond Index.

(d)	This category consists of venture capital funds.
The following tables summarize the changes in the fair value of the defined benefit pension plan assets classified as level 3 at December 31, 2014, 2013 and 2012:

	Balance at December 31, 2013	Dispositions	Realized and Unrealized Gains	Balance at December 31, 2014
Other assets	$17,941	$(4,320)	$2,413	$16,034

	Balance at December 31, 2012	Dispositions	Realized and Unrealized Gains	Balance at December 31, 2013
Other assets	$18,850	$(4,068)	$3,159	$17,941

	Balance at January 1, 2012	Dispositions	Realized and Unrealized Gains	Balance at December 31, 2012
Other assets	$20,900	$(3,827)	$1,777	$18,850
Included as equity investments in the domestic defined benefit pension plan assets at December 31, 2014 were 300,000 shares of the Company’s common stock with a market value of $78,912, representing 8.8 percent of total domestic plan assets. Dividends received on the Company’s common stock during 2014 totaled $660.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

The following table summarizes the obligations, plan assets and assumptions used for the defined benefit pension plans, which are all measured as of December 31:

	Domestic Defined Benefit Pension Plans			Foreign Defined Benefit Pension Plans
	2014	2013	2012	2014	2013	2012
Accumulated benefit obligations at end of year	$648,480	$577,736	$460,591	$203,610	$187,670	$142,769
Projected benefit obligations:
Balances at beginning of year	$582,036	$466,827	$410,029	$222,996	$168,758	$141,465
Service costs	21,342	23,176	19,061	5,261	5,039	3,654
Interest costs	26,266	18,444	17,442	10,422	7,940	6,927
Actuarial losses (gains)	68,748	(5,488)	48,346	32,551	5,939	17,532
Acquisitions of businesses and other	2,242	113,174	2,496	(10,062)	39,622	(975)
Effect of foreign exchange				(18,987)	1,549	6,633
Benefits paid	(47,296)	(34,097)	(30,547)	(7,657)	(5,851)	(6,478)
Balances at end of year	653,338	582,036	466,827	234,524	222,996	168,758
Plan assets:
Balances at beginning of year	870,386	703,563	614,463	184,963	133,013	118,060
Actual returns on plan assets	72,256	128,117	119,647	20,240	20,316	10,201
Acquisitions of businesses and other	725	72,803		3,958	36,106	6,205
Effect of foreign exchange				(13,859)	1,379	5,025
Benefits paid	(47,296)	(34,097)	(30,547)	(7,657)	(5,851)	(6,478)
Balances at end of year	896,071	870,386	703,563	187,645	184,963	133,013
Excess (deficient) plan assets over projected benefit obligations	$242,733	$288,350	$236,736	$(46,879)	$(38,033)	$(35,745)
Assets and liabilities recognized in the Consolidated Balance Sheets:
Deferred pension assets	$242,733	$288,350	$245,588	$7,411	$14,096	$4,323
Other accruals				(810)	(1,126)	(869)
Other long-term liabilities			(8,852)	(53,480)	(51,003)	(39,199)
	$242,733	$288,350	$236,736	$(46,879)	$(38,033)	$(35,745)
Amounts recognized in Cumulative other comprehensive loss:
Net actuarial losses	$(107,057)	$(59,272)	$(163,088)	$(47,574)	$(35,183)	$(41,567)
Prior service costs	(6,448)	(6,043)	(6,110)
	$(113,505)	$(65,315)	$(169,198)	$(47,574)	$(35,183)	$(41,567)
Weighted-average assumptions used to determine projected benefit obligations:
Discount rate	3.95%	4.65%	3.73%	3.92%	4.89%	4.58%
Rate of compensation increase	4.00%	4.00%	4.00%	3.70%	4.31%	4.08%
Weighted-average assumptions used to determine net pension costs:
Discount rate	4.65%	3.73%	4.40%	4.89%	4.58%	4.94%
Expected long-term rate of return on assets	6.00%	6.00%	7.50%	5.58%	5.67%	6.04%
Rate of compensation increase	4.00%	4.00%	4.00%	4.31%	4.08%	4.04%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Postretirement Benefits Other Than Pensions. Employees of the Company hired in the United States prior to January 1, 1993 who are not members of a collective bargaining unit, and certain groups of employees added through acquisitions, are eligible for health care and life insurance benefits upon retirement, subject to the terms of the unfunded plans. There were 4,443, 4,419 and 4,402 retired employees entitled to receive such postretirement benefits at December 31, 2014, 2013 and 2012, respectively.

The following table summarizes the obligation and the assumptions used for postretirement benefits other than pensions:

	Postretirement Benefits Other than Pensions
	2014	2013	2012
Benefit obligation:
Balance at beginning of year - unfunded	$286,651	$338,134	$316,795
Service cost	2,434	3,061	2,943
Interest cost	12,782	12,183	13,520
Actuarial loss (gain)	27,757	(50,593)	18,961
Plan amendments	(19,043)	(2,503)
Benefits paid	(15,432)	(13,631)	(14,085)
Balance at end of year - unfunded	$295,149	$286,651	$338,134
Liabilities recognized in the Consolidated Balance Sheets:
Postretirement benefits other than pensions	$(277,892)	$(268,874)	$(320,223)
Other accruals	(17,257)	(17,777)	(17,911)
	$(295,149)	$(286,651)	$(338,134)
Amounts recognized in Cumulative other comprehensive loss:
Net actuarial losses	$(36,044)	$(8,287)	$(62,814)
Prior service costs	21,043	2,503	328
	$(15,001)	$(5,784)	$(62,486)
Weighted-average assumptions used to determine benefit obligation:
Discount rate	3.90%	4.60%	3.70%
Health care cost trend rate - pre-65	7.00%	7.50%	8.00%
Health care cost trend rate - post-65	6.50%	6.50%	8.00%
Prescription drug cost increases	6.50%	7.00%	8.00%
Employer Group Waiver Plan (EGWP) trend rate	8.00%
Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate	4.60%	3.70%	4.40%
Health care cost trend rate - pre-65	7.50%	8.00%	8.00%
Health care cost trend rate - post-65	6.50%	8.00%	8.00%
Prescription drug cost increases	7.00%	8.00%	8.00%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

The following table summarizes the components of the net periodic benefit cost and cumulative other comprehensive loss related to postretirement benefits other than pensions:

	Postretirement Benefits Other than Pensions
	2014	2013	2012
Net periodic benefit cost:
Service cost	$2,434	$3,061	$2,943
Interest cost	12,782	12,183	13,520
Amortization of actuarial losses		3,934	1,715
Amortization of prior service credit	(503)	(328)	(656)
Net periodic benefit cost	14,713	18,850	17,522
Other changes in projected benefit obligation recognized in Cumulative other comprehensive loss (before taxes):
Net actuarial loss (gain)	27,757	(50,593)	18,961
Prior service credit arising during the year	(19,043)	(2,503)
Amortization of actuarial losses		(3,934)	(1,715)
Amortization of prior service credit	503	328	656
Total recognized in Cumulative other comprehensive loss	9,217	(56,702)	17,902
Total recognized in net periodic benefit cost and Cumulative other comprehensive loss	$23,930	$(37,852)	$35,424

The estimated net actuarial losses and prior service (credits) for postretirement benefits other than pensions that are expected to be amortized from Cumulative other comprehensive loss into net periodic benefit cost in 2015 are $1,011 and $(4,529), respectively.
The assumed health care cost trend rate and prescription drug cost increases used to determine the net periodic benefit cost for postretirement health care benefits for 2015 both decrease in each successive year until reaching 5.0 percent in 2022. The assumed health care and prescription drug cost trend rates have a significant effect on the amounts reported for the postretirement health care benefit obligation. A one-percentage-point change in assumed health care and prescription drug cost trend rates would have had the following effects at December 31, 2014:

	One-Percentage Point
	Increase	(Decrease)
Effect on total of service and interest cost components	$23	$(66)
Effect on the postretirement benefit obligation	$734	$(1,697)

Prior to the 2013 Patient Protection and Affordable Care Act (PPACA), the Company offered retiree prescription drug coverage under Medicare Part D and was entitled to a tax-free retiree drug subsidy (RDS). In accordance with the accounting guidance related to the Medicare Act included in the Retirement Benefits Topic of the ASC, the effects of the RDS resulted in a $21,400 reduction of the accumulated postretirement benefit obligation for benefits attributed to past service, which was recognized prospectively beginning July 1, 2004. During 2012, this recognition resulted in a $5,712 reduction of the net periodic benefit cost, which consisted of changes in actuarial experience and reductions in interest cost of $5,278 and $434, respectively. There is no expense impact in years after 2012 due to the elimination of the tax deduction previously allowed for the RDS. Subsequent to the passing of the PPACA, the Company's retiree prescription drug coverage was restructured as an EGWP, and the benefits provided to plan participants remain substantially the same.
The Company expects to make retiree health care benefit cash payments and to receive government reimbursements as follows:

	Retiree Health Care Benefits	Government Reimbursement	Expected Cash Payments - Net
2015	$19,563	$(2,305)	$17,258
2016	20,759	(2,474)	18,285
2017	22,000	(2,667)	19,333
2018	22,884	(2,888)	19,996
2019	23,486	(3,107)	20,379
2020 through 2024	115,694	(16,779)	98,915
Total expected benefit cash payments	$224,386	$(30,220)	$194,166

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

NOTE 7 – DEBT
Long-term debt

	Due Date	2014	2013	2012
1.35% Senior Notes	2017	$699,460	$699,277	$699,091
4.00% Senior Notes	2042	298,595	298,545	298,493
7.375% Debentures	2027	119,369	119,366	129,060
7.45% Debentures	2097	3,500	3,500	3,500
2.02% to 8.00% Promissory Notes	Through 2029	1,791	1,685	2,109
3.125% Senior Notes	2014			499,912
		$1,122,715	$1,122,373	$1,632,165
Maturities of long-term debt are as follows for the next five years: $3,265 in 2015; $678 in 2016; $700,150 in 2017; $153 in 2018 and $156 in 2019. Interest expense on long-term debt was $56,408, $57,949 and $36,188 for 2014, 2013 and 2012, respectively.
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
Short-term borrowings. At December 31, 2014, borrowings outstanding under the domestic commercial paper program totaled $625,860 and were included in Short-term borrowings. The weighted-average interest rate related to these borrowings was 0.3% at December 31, 2014. At December 31, 2013 and 2012, there were no borrowings outstanding under the domestic commercial paper program. Borrowings outstanding under various foreign programs of $53,576, $96,551 and $69,035 at December 31, 2014, 2013 and 2012, respectively, were included in Short-term borrowings. The weighted-average interest rate related to these borrowings was 6.0%, 7.8% and 2.8% at December 31, 2014, 2013 and 2012, respectively.
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
On January 30, 2012, the Company entered into a five-year credit agreement, subsequently amended on multiple dates, which gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit of up to an aggregate availability of $500,000. On April 23, 2012, the Company entered into a five-year credit agreement, subsequently amended on multiple dates, which gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $250,000. On November 14, 2012, the Company entered into a three-year credit agreement, subsequently amended on multiple dates, which gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $250,000. The three credit agreements entered into in 2012 replace prior credit facilities that matured in 2012 and 2011. At December 31, 2014, 2013 and 2012, there were no borrowings outstanding under any of these credit agreements.
The Company uses a revolving credit agreement primarily to satisfy its commercial paper program’s dollar for dollar liquidity requirement. On July 8, 2011, the Company entered into a five-year $1.05 billion revolving credit agreement. The credit agreement allows the Company to extend the maturity of the facility with two one-year extension options and to increase the aggregate amount of the facility to $1.30 billion, both of which are subject to the discretion of each lender.
NOTE 8 – OTHER LONG-TERM LIABILITIES
The operations of the Company, like those of other companies in our industry, are subject to various domestic and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

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
The Company initially provides for estimated costs of environmental-related activities relating to its past operations and third-party sites for which commitments or clean-up plans have been developed and when such costs can be reasonably estimated based on industry standards and professional judgment. These estimated costs are determined based on currently available facts regarding each site. If the best estimate of costs can only be identified as a range and no specific amount within that range can be determined more likely than any other amount within the range, the minimum of the range is provided. The Company continuously assesses its potential liability for investigation and remediation-related activities and adjusts its environmental-related accruals as information becomes available upon which more accurate costs can be reasonably estimated and as additional accounting guidelines are issued. Included in Other long-term liabilities at December 31, 2014, 2013 and 2012 were accruals for extended environmental-related activities of $114,281, $86,647 and $97,220, respectively. Included in Other accruals at December 31, 2014, 2013 and 2012 were accruals for estimated costs of current investigation and remediation activities of $16,868, $15,385 and $17,101, respectively.
Actual costs incurred may vary from the accrued estimates due to the inherent uncertainties involved including, among others, the number and financial condition of parties involved with respect to any given site, the volumetric contribution which may be attributed to the Company relative to that attributed to other parties, the nature and magnitude of the wastes involved, the various technologies that can be used for remediation and the determination of acceptable remediation with respect to a particular site. If the Company’s future loss contingency is ultimately determined to be at the unaccrued maximum of the estimated range of possible outcomes for every site for which costs can be reasonably estimated, the Company’s accrual for environmental-related activities would be $89,733 higher than the minimum accruals at December 31, 2014.
Two of the Company’s currently and formerly owned manufacturing sites account for the majority of the accrual for environmental-related activities and the unaccrued maximum of the estimated range of possible outcomes at December 31, 2014. At December 31, 2014, $82,707, or 63.1 percent of the total accrual, related directly to these two sites. In the aggregate unaccrued maximum of $89,733 at December 31, 2014, $57,927, or 64.6 percent, related to the two manufacturing sites. While environmental investigations and remedial actions are in different stages at these sites, additional investigations, remedial actions and monitoring will likely be required at each site.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

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
Lead pigment and lead-based paint litigation. The Company’s past operations included the manufacture and sale of lead pigments and lead-based paints. The Company, along with other companies, is and has been a defendant in a number of legal proceedings, including individual personal injury actions, purported class actions, and actions brought by various counties, cities, school districts and other government-related entities, arising from the manufacture and sale of lead pigments and lead-based paints. The plaintiffs’ claims have been based upon various legal theories, including negligence, strict liability, breach of warranty, negligent misrepresentations and omissions, fraudulent misrepresentations and omissions, concert of action, civil conspiracy, violations of unfair trade practice and consumer protection laws, enterprise liability, market share liability, public nuisance, unjust enrichment and other theories. The plaintiffs seek various damages and relief, including personal injury and property damage, costs relating to the detection and abatement of lead-based paint from buildings, costs associated with a public education campaign, medical monitoring costs and others. The Company has also been a defendant in legal proceedings arising from the manufacture and sale of non-lead-based paints that seek recovery based upon various legal theories, including the failure to adequately warn of potential exposure to lead during surface preparation when using non-lead-based paint on surfaces previously painted with lead-based paint. The Company believes that the litigation brought to date is without merit or subject to meritorious defenses and is vigorously defending such litigation. The Company has not settled any material lead pigment or lead-based paint litigation. The Company expects that additional lead pigment and lead-based paint litigation may be filed against the Company in the future asserting similar or different legal theories and seeking similar or different types of damages and relief.
Notwithstanding the Company’s views on the merits, litigation is inherently subject to many uncertainties, and the Company ultimately may not prevail. Adverse court rulings or

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

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
Due to the uncertainties involved, management is unable to predict the outcome of the lead pigment and lead-based paint litigation, the number or nature of possible future claims and proceedings or the effect that any legislation and/or administrative regulations may have on the litigation or against the Company. In addition, management cannot reasonably determine the scope or amount of the potential costs and liabilities related to such litigation, or resulting from any such legislation and regulations. The Company has not accrued any amounts for such litigation. With respect to such litigation, including the public nuisance litigation, the Company does not believe that it is probable that a loss has occurred, and it is not possible to estimate the range of potential losses as there is no prior history of a loss of this nature and there is no substantive information upon which an estimate could be based. In addition, any potential liability that may result from any changes to legislation and regulations cannot reasonably be estimated. In the event any significant liability is determined to be attributable to the Company relating to such litigation, the recording of the liability may result in a material impact on net income for the annual or interim period during which such liability is accrued. Additionally, due to the uncertainties associated with the amount of any such liability and/or the nature of any other remedy which may be imposed in such litigation, any potential liability determined to be attributable to the Company arising out of such litigation may have a material adverse effect on the Company’s results of operations, liquidity or financial condition. An estimate of the potential impact on the Company’s results of operations, liquidity or financial condition cannot be made due to the aforementioned uncertainties.
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
The proceedings initiated by the State of Rhode Island included two jury trials. At the conclusion of the second trial, the jury returned a verdict finding that (i) the cumulative presence of lead pigment in paints and coatings on buildings in the State of Rhode Island constitutes a public nuisance, (ii) the Company, along with two other defendants, caused or substantially contributed to the creation of the public nuisance and (iii) the Company and two other defendants should be ordered to abate the public nuisance. The Company and two other defendants appealed and, on July 1, 2008, the Rhode Island Supreme Court, among other determinations, reversed the judgment of abatement with respect to the Company and two other defendants. The Rhode Island Supreme Court’s decision reversed the public nuisance liability judgment against the Company on the basis that the complaint failed to state a public nuisance claim as a matter of law.
The Santa Clara County, California proceeding was initiated in March 2000 in the Superior Court of the State of California, County of Santa Clara. In the original complaint, the plaintiffs asserted various claims including fraud and concealment, strict product liability/failure to warn, strict product liability/design defect, negligence, negligent breach of a special duty, public nuisance, private nuisance, and violations of California’s Business and Professions Code. A number of the asserted claims were resolved in favor of the defendants through pre-trial proceedings. The named plaintiffs in the Fourth Amended Complaint, filed on March 16, 2011, are the Counties of Santa Clara, Alameda, Los Angeles, Monterey, San Mateo, Solano and Ventura, the Cities of Oakland and San Diego and the City and County of San Francisco. The Fourth Amended Complaint asserted a sole claim for public nuisance, alleging that the presence of lead pigments for use in paint and coatings in, on and around residences in the plaintiffs’ jurisdictions constitutes a public nuisance. The plaintiffs sought the abatement of the alleged public nuisance that exists within the plaintiffs’ jurisdictions. A trial commenced on July 15, 2013 and ended on August 22, 2013. The court entered final judgment on January 27, 2014, finding in favor of the plaintiffs and against the Company and two other defendants (ConAgra Grocery Products Company and NL Industries, Inc.). The final judgment held the Company jointly and severally liable with the other two defendants to pay $1.15 billion into a fund to abate the public nuisance. The Company strongly disagrees with the judgment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

On February 18, 2014, the Company filed a motion for new trial and a motion to vacate the judgment. The court denied these motions on March 24, 2014. On March 28, 2014, the Company filed a notice of appeal to the Sixth District Court of Appeal for the State of California. The filing of the notice of appeal effects an automatic stay of the judgment without the requirement to post a bond. The Company believes that the judgment conflicts with established principles of law and is unsupported by the evidence. The Company has had a favorable history with respect to lead pigment and lead-based paint litigation, particularly other public nuisance litigation, and accordingly, the Company believes that it is not probable that a loss has occurred and it is not possible to estimate the range of potential loss with respect to the case.
Litigation seeking damages from alleged personal injury. The Company and other companies are defendants in a number of legal proceedings seeking monetary damages and other relief from alleged personal injuries. These proceedings include claims by children allegedly injured from ingestion of lead pigment or lead-containing paint and claims for damages allegedly incurred by the children’s parents or guardians. These proceedings generally seek compensatory and punitive damages, and seek other relief including medical monitoring costs. These proceedings include purported claims by individuals, groups of individuals and class actions.
The plaintiff in Thomas v. Lead Industries Association, et al., initiated an action in state court against the Company, other alleged former lead pigment manufacturers and the Lead Industries Association in September 1999. The claims against the Company and the other defendants included strict liability, negligence, negligent misrepresentation and omissions, fraudulent misrepresentation and omissions, concert of action, civil conspiracy and enterprise liability. Implicit within these claims is the theory of “risk contribution” liability (Wisconsin’s theory which is similar to market share liability, except that liability can be joint and several) due to the plaintiff’s inability to identify the manufacturer of any product that allegedly injured the plaintiff. The case ultimately proceeded to trial and, on November 5, 2007, the jury returned a defense verdict, finding that the plaintiff had ingested white lead carbonate, but was not brain damaged or injured as a result. The plaintiff appealed and, on December 16, 2010, the Wisconsin Court of Appeals affirmed the final judgment in favor of the Company and other defendants.
Wisconsin is the only jurisdiction to date to apply a theory of liability with respect to alleged personal injury (i.e., risk contribution/market share liability) that does not require the plaintiff to identify the manufacturer of the product that allegedly injured the plaintiff in the lead pigment and lead-based paint litigation. Although the risk contribution liability theory was applied during the Thomas trial, the constitutionality of this theory as applied to the lead pigment cases has not been judicially determined by the Wisconsin state courts. However, in an unrelated action filed in the United States District Court for the Eastern District of Wisconsin, Gibson v. American Cyanamid, et al., on November 15, 2010, the District Court held that Wisconsin’s risk contribution theory as applied in that case violated the defendants’ right to substantive due process and is unconstitutionally retroactive. The District Court's decision in Gibson v. American Cyanamid, et al., was appealed by the plaintiff to the United States Court of Appeals for the Seventh Circuit. On July 24, 2014, the United States Court of Appeals for the Seventh Circuit reversed the judgment and remanded the case back to the District Court for further proceedings. On January 16, 2015, the defendants filed a petition for certiorari in the United States Supreme Court seeking that Court's review of the Seventh Circuit’s decision. Also, in Yasmine Clark v. The Sherwin-Williams Company, et al., the Wisconsin Circuit Court, Milwaukee County, on March 25, 2014, held that the application to a pending case of Section 895.046 of the Wisconsin Statutes (which clarifies the application of the risk contribution theory) is unconstitutional as a violation of the plaintiff’s right to due process of law under the Wisconsin Constitution. On April 8, 2014, defendants filed a petition requesting the Wisconsin Court of Appeal to hear the issue as an interlocutory appeal. On August 21, 2014, the Wisconsin Court of Appeal granted defendants' petition.
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

Government tax assessment settlements related to Brazilian operations. Charges totaling $28,711 and $2,873 were recorded to Cost of goods sold and SG&A, respectively, during the second and third quarters of 2013. The charges were primarily related to import duty taxes paid to the Brazilian government related to the handling of import duties on products brought into the country for the years 2006 through 2012. The Company elected to pay the taxes through an existing voluntary amnesty program offered by the government to resolve these issues rather than contest them in court. The after-tax charges were $21,858 for the full year 2013. The Company's import duty process in Brazil was changed to reach a final resolution of this matter with the Brazilian government.
Litigation related to Consorcio Comex. As previously disclosed, the Company entered into a definitive Stock Purchase Agreement (as subsequently amended and restated, the “Purchase Agreement”), with Avisep, S.A. de C.V. (“Avisep”) and Bevisep, S.A. de C.V. (“Bevisep”) to, among other things, acquire the Mexico business of Consorcio Comex, S.A. de C.V. (the "Acquisition"). Under the terms of the Purchase Agreement, either the Company or Avisep and Bevisep had the right to terminate the Purchase Agreement in the event that the closing of the Acquisition did not occur on or prior to March 31, 2014 and such party was not in material breach of the Purchase Agreement.
On April 3, 2014, the Company sent notice to Avisep and Bevisep that the Company was terminating the Purchase Agreement. On April 3, 2014, the Company filed a complaint for declaratory judgment in the Supreme Court of the State of New York, New York County, requesting the court to declare that the Company had used commercially reasonable efforts as required under the Purchase Agreement and has not breached the Purchase Agreement. On August 7, 2014, the case was removed by Avisep and Bevisep to the United States District Court for the Southern District of New York. On April 11, 2014, Avisep and Bevisep initiated an arbitration proceeding against the Company in the International Court of Arbitration contending that the Company breached the Purchase Agreement by terminating the Purchase Agreement and not utilizing commercially reasonable efforts under the Purchase Agreement, which allegedly caused Avisep and Bevisep to incur damages. The Company believes that the claims are without merit and intends to vigorously defend against such claims.
Titanium dioxide suppliers antitrust class action lawsuit. The Company is a member of the plaintiff class related to Titanium Dioxide Antitrust Litigation that was initiated in 2010 against certain suppliers alleging various theories of relief arising from purchases of titanium dioxide made from 2003 through 2012. The Court approved a settlement less attorney fees and expense, and the Company timely submitted claims to recover its pro-rata portion of the settlement. There was no specified deadline for the claims administrator to complete the review of all claims submitted. In October 2014, the Company was notified that it would receive a disbursement of settlement funds, and the Company received a pro-rata disbursement net of all fees of approximately $21,420. The Company recorded this settlement gain in the fourth quarter of 2014.

NOTE 10 – CAPITAL STOCK
At December 31, 2014, there were 300,000,000 shares of common stock and 30,000,000 shares of serial preferred stock authorized for issuance. Of the authorized serial preferred stock, 3,000,000 shares are designated as cumulative redeemable serial preferred and 1,000,000 shares are designated as convertible serial preferred stock. See Note 11. Under the amended and restated 2006 Equity and Performance Incentive Plan (2006 Employee Plan), 19,200,000 common shares may be issued or transferred. See Note 12. An aggregate of 10,304,816, 12,121,210 and 13,558,565 shares of common stock at December 31, 2014, 2013 and 2012, respectively, were reserved for future grants of restricted stock and the exercise and future grants of option rights. See Note 12. Common shares outstanding shown in the following table included 487,075, 486,138 and 484,872 shares of common stock held in a revocable trust at December 31, 2014, 2013 and 2012,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

respectively. The revocable trust is used to accumulate assets for the purpose of funding the ultimate obligation of certain non-qualified benefit plans. Transactions between the Company and the trust are accounted for in accordance with the Deferred

Compensation – Rabbi Trusts Subtopic of the Compensation Topic of the ASC, which requires the assets held by the trust be consolidated with the Company’s accounts.

	Common Shares in Treasury	Common Shares Outstanding
Balance at January 1, 2012	3,601,159	103,854,234
Shares tendered as payment for option rights exercised	7,766	(7,766)
Shares issued for exercise of option rights		4,140,822
Shares tendered in connection with grants of restricted stock	143,979	(143,979)
Net shares issued for grants of restricted stock		26,756
Treasury stock purchased	4,600,000	(4,600,000)
Balance at December 31, 2012	8,352,904	103,270,067
Shares tendered as payment for option rights exercised	2,697	(2,697)
Shares issued for exercise of option rights		1,127,942
Shares tendered in connection with grants of restricted stock	116,897	(116,897)
Net shares issued for grants of restricted stock		150,965
Treasury stock purchased	4,300,000	(4,300,000)
Balance at December 31, 2013	12,772,498	100,129,380
Shares tendered as payment for option rights exercised	7,229	(7,229)
Shares issued for exercise of option rights		1,423,395
Shares tendered in connection with grants of restricted stock	108,352	(108,352)
Net shares issued for grants of restricted stock		191,979
Treasury stock purchased	6,925,000	(6,925,000)
Balance at December 31, 2014	19,813,079	94,704,173

NOTE 11 – STOCK PURCHASE PLAN AND PREFERRED STOCK
As of December 31, 2014, 33,958 employees contributed to the Company’s ESOP, a voluntary defined contribution plan available to all eligible salaried employees. Participants are allowed to contribute, on a pretax or after-tax basis, up to the lesser of twenty percent of their annual compensation or the maximum dollar amount allowed under the Internal Revenue Code. The Company matches one hundred percent of all contributions up to six percent of eligible employee contributions. Such participant contributions may be invested in a variety of investment funds or a Company common stock fund and may be exchanged between investments as directed by the participant. Participants are permitted to diversify both future and prior Company matching contributions previously allocated to the Company common stock fund into a variety of investment funds.
The Company made contributions to the ESOP on behalf of participating employees, representing amounts authorized by employees to be withheld from their earnings, of $109,036, $97,381 and $88,363 in 2014, 2013 and 2012, respectively. The Company’s matching contributions to the ESOP charged to operations were $74,574, $67,428 and $142,791 for 2014, 2013 and 2012, respectively. The 2012 Company contributions include $80,000 related to the DOL Settlement. See Note 9 for additional information on the DOL Settlement.

At December 31, 2014, there were 12,456,468 shares of the Company’s common stock being held by the ESOP, representing 13.2 percent of the total number of voting shares outstanding. Shares of Company common stock credited to each member’s account under the ESOP are voted by the trustee under instructions from each individual plan member. Shares for which no instructions are received are voted by the trustee in the same proportion as those for which instructions are received.
On August 1, 2006, the Company issued 500,000 shares of convertible serial preferred stock, no par value (Series 2 Preferred stock) with cumulative quarterly dividends of $11.25 per share, for $500,000 to the ESOP. The ESOP financed the acquisition of the Series 2 Preferred stock by borrowing $500,000 from the Company at the rate of 5.5 percent per annum. This borrowing was payable over ten years in equal quarterly installments. Each share of Series 2 Preferred stock was entitled to one vote upon all matters presented to the Company’s shareholders and generally voted with the common stock together as one class. The Series 2 Preferred stock was held by the ESOP in an unallocated account. As the value of compensation expense related to contributions to the ESOP was earned, the Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

had the option of funding the ESOP by redeeming a portion of the preferred stock or with cash. Contributions were credited to the members’ accounts at the time of funding. The Series 2 Preferred stock was redeemable for cash or convertible into common stock or any combination thereof at the option of the ESOP based on the relative fair value of the Series 2 Preferred and common stock at the time of conversion. At December 31, 2014, 2013 and 2012, there were no allocated or committed-to-be released shares of Series 2 Preferred stock outstanding. In 2013 and 2012, the Company redeemed for cash 60,681 and 59,187 shares of Series 2 Preferred stock, respectively. The fair value of the Series 2 Preferred stock is based on a conversion/redemption formula outlined in the preferred stock terms. At December 31, 2013 and 2012, the fair value of the Series 2 Preferred stock was $86,309 and $210,773, respectively. In 2014, the Company redeemed for cash the remaining 40,406 shares of Series 2 Preferred stock.
NOTE 12 – STOCK-BASED COMPENSATION
The amended and restated 2006 Employee Plan authorizes the Board of Directors, or a committee of the Board of Directors, to issue or transfer up to an aggregate of 19,200,000 shares of common stock, plus any shares relating to awards that expire, are forfeited or canceled. The Employee Plan permits the granting of option rights, appreciation rights, restricted stock, restricted stock units, performance shares and performance units to eligible employees. At December 31, 2014, no appreciation rights, performance shares or performance units had been granted under the 2006 Employee Plan.
The 2006 Stock Plan for Nonemployee Directors (Nonemployee Director Plan) authorizes the Board of Directors, or a committee of the Board of Directors, to issue or transfer up to an aggregate of 200,000 shares of common stock, plus any shares relating to awards that expire, are forfeited or are canceled. The Nonemployee Director Plan permits the granting of option rights, appreciation rights, restricted stock and restricted stock units to members of the Board of Directors who are not employees of the Company. At December 31, 2014, no option rights, appreciation rights or restricted stock units had been granted under the Nonemployee Director Plan.
The cost of the Company’s stock-based compensation is recorded in accordance with the Stock Compensation Topic of the ASC. The tax benefits associated with these share-based payments are classified as financing activities in the Statements of Consolidated Cash Flows.
At December 31, 2014, the Company had total unrecognized stock-based compensation expense of $76,099 that is expected to be recognized over a weighted-average period of 1.00 year. Stock-based compensation expense during 2014, 2013 and 2012 was $64,735, $58,004 and $54,348, respectively. The Company recognized a total income tax benefit related to stock-based compensation expense of $24,816, $22,368 and $20,948 during 2014, 2013 and 2012, respectively. The impact of total stock-based compensation expense, net of taxes, on net income reduced Basic and Diluted net income per common share by $.41 and $.40 during 2014, respectively.

Option rights. The fair value of the Company’s option rights was estimated at the date of grant using a Black-Scholes-Merton option-pricing model with the following weighted-average assumptions for all options granted:

	2014	2013	2012
Risk-free interest rate	1.47%	1.37%	.78%
Expected life of option rights	5.10 years	5.10 years	5.11 years
Expected dividend yield of stock	1.19%	1.32%	1.43%
Expected volatility of stock	.223	.281	.274
The risk-free interest rate is based upon the U.S. Treasury yield curve at the time of grant. The expected life of option rights was calculated using a scenario analysis model. Historical data was used to aggregate the holding period from actual exercises, post-vesting cancellations and hypothetical assumed exercises on all outstanding option rights. The expected dividend yield of stock is the Company’s best estimate of the expected future dividend yield. Expected volatility of stock was calculated using historical and implied volatilities. The Company applied an estimated forfeiture rate of 2.60 percent to the 2014 grants. This rate was calculated based upon historical activity and is an estimate of granted shares not expected to vest. If actual forfeitures differ from the expected rate, the Company may be required to make additional adjustments to compensation expense in future periods.
Grants of option rights for non-qualified and incentive stock options have been awarded to certain officers, key employees and nonemployee directors under the 2006 Employee Plan and the 2003 Stock Plan. The option rights generally become exercisable to the extent of one-third of the optioned shares for each full year following the date of grant and generally expire ten years after the date of grant. Unrecognized compensation expense with respect to option rights granted to eligible employees amounted to $39,413 at December 31, 2014. The unrecognized compensation expense is being amortized on a straight-line basis over the three-year vesting period and is expected to be recognized over a weighted-average period of 1.03 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

The weighted-average per share grant date fair value of options granted during 2014, 2013 and 2012, respectively, was $43.11, $41.91 and $32.74. The total intrinsic value of exercised option rights for employees was $195,097, $129,742 and $298,883, and for nonemployee directors was $0, $525 and $1,412 during 2014, 2013 and 2012, respectively. The total fair value of options vested during the year was $32,313, $28,658 and $25,879 during 2014, 2013 and 2012, respectively. There were no outstanding option rights for nonemployee directors for 2014 and 2013. The outstanding option rights for nonemployee directors were 3,500 for 2012. The Company issues new shares upon exercise of option rights or granting of restricted stock.

A summary of the Company’s non-qualified and incentive stock option right activity for employees and nonemployee directors, and related information for the years ended December 31 is shown in the following table:

	2014			2013			2012
	Optioned Shares	Weighted- Average Exercise Price Per Share	Aggregate Intrinsic Value	Optioned Shares	Weighted- Average Exercise Price Per Share	Aggregate Intrinsic Value	Optioned Shares	Weighted- Average Exercise Price Per Share	Aggregate Intrinsic Value
Outstanding beginning of year	6,484,592	$96.25		6,748,126	$79.39		9,857,695	$60.31
Granted	672,565	224.65		898,728	179.67		1,089,240	152.93
Exercised	(1,421,045)	70.71		(1,127,942)	61.46		(4,140,822)	53.40
Forfeited	(31,617)	158.92		(33,278)	115.24		(57,730)	78.01
Expired	(4,603)	86.66		(1,042)	79.73		(257)	72.65
Outstanding end of year	5,699,892	$117.31	$830,647	6,484,592	$96.25	$563,554	6,748,126	$79.39	$494,699
Exercisable at end of year	4,095,246	$87.79	$717,691	4,424,674	$71.86	$492,689	4,245,891	$61.43	$386,484

The weighted-average remaining term for options outstanding at the end of 2014, 2013 and 2012, respectively, was 6.57, 6.75 and 6.99 years. The weighted-average remaining term for options exercisable at the end of 2014, 2013 and 2012, respectively, was 5.63, 5.71 and 5.79 years. Shares reserved for future grants of option rights and restricted stock were 4,604,924, 5,636,618 and 6,810,439 at December 31, 2014, 2013 and 2012, respectively.
Restricted stock. Grants of restricted stock, which generally require three years of continuous employment from the date of grant before vesting and receiving the stock without restriction, have been awarded to certain officers and key employees under the 2006 Employee Plan. The February 2014, 2013 and 2012 grants consisted of a combination of performance-based awards and time-based awards. The performance-based awards vest at the end of a three-year period based on the Company’s achievement of specified financial goals relating to earnings per share. The time-based awards vest at the end of a three-year period based on continuous employment. Unrecognized compensation expense with respect to grants of restricted stock to eligible employees amounted to $35,519 at December 31, 2014 and is being amortized on a straight-line basis over the vesting period and is expected to be recognized over a weighted-average period of 0.93 years.
Grants of restricted stock have been awarded to nonemployee directors under the Nonemployee Plan. These grants generally vest and stock is received without restriction to the extent of one-third of the granted stock for each year following the date of grant. Unrecognized compensation expense with respect to grants of restricted stock to nonemployee directors amounted to $1,167 at December 31,

2014 and is being amortized on a straight-line basis over the three-year vesting period and is expected to be recognized over a weighted-average period of 0.93 years.
A summary of grants of restricted stock to certain officers, key employees and nonemployee directors during each year is as follows:

	2014	2013	2012
Restricted stock granted	201,412	172,406	301,856
Weighted-average per share fair value of restricted stock granted during the year	$191.60	$163.63	$99.47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

A summary of the Company’s restricted stock activity for the years ended December 31 is shown in the following table:

	2014	2013	2012
Outstanding at beginning of year	749,382	919,748	1,304,891
Granted	201,412	172,406	301,856
Vested	(294,438)	(334,750)	(412,859)
Forfeited	(1,080)	(8,022)	(274,140)
Outstanding at end of year	655,276	749,382	919,748
NOTE 13 – OTHER
Other general expense - net. Included in Other general expense - net were the following:

	2014	2013	2012
Provisions for environmental matters - net	$36,046	$(2,751)	$6,736
Loss on disposition of assets	1,436	5,207	3,454
Net expense (income) of exit or disposal activities		63	(4,942)
Total	$37,482	$2,519	$5,248
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
Other (income) expense - net. Included in Other (income) expense - net were the following:

	2014	2013	2012
Dividend and royalty income	$(4,864)	$(5,904)	$(4,666)
Net expense from financing activities	11,367	9,829	9,220
Foreign currency transaction related losses (gains)	3,603	7,669	(3,071)
Other income	(37,524)	(22,684)	(21,074)
Other expense	12,018	12,026	9,651
Total	$(15,400)	$936	$(9,940)

The Net expense from financing activities includes the net expense relating to changes in the Company’s financing fees.
Foreign currency transaction related losses (gains) represent net realized losses (gains) on U.S. dollar-denominated liabilities of foreign subsidiaries and net realized and unrealized losses (gains) from foreign currency option and forward contracts. There were no material foreign currency option and forward contracts outstanding at December 31, 2014, 2013 and 2012.
Other income and Other expense included items of revenue, gains, expenses and losses that were unrelated to the primary business purpose of the Company. Other income for the year ended December 31, 2014 included a $6,336 gain on the early termination of a customer agreement recorded in the Global Finishes Group and a $6,198 realized gain resulting from final asset valuations related to the acquisition of the U.S./Canada business of Comex recorded in the Administrative segment. There were no other items within Other income or Other expense that were individually significant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

NOTE 14 – INCOME TAXES
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using the enacted tax rates and laws that are currently in effect. Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2014, 2013 and 2012 were as follows:

	2014	2013	2012
Deferred tax assets:
Exit costs, environ-mental and other similar items	$56,441	$45,322	$45,403
Deferred employee benefit items	55,765	32,600	93,039
Other items (each less than 5 percent of total assets)	85,841	53,727	73,388
Total deferred tax assets	$198,047	$131,649	$211,830
Deferred tax liabilities:
Depreciation and amortization	$227,765	$214,696	$202,891
Netted against the Company’s other deferred tax assets were valuation allowances of $1,725, $7,390 and $11,474 at December 31, 2014, 2013 and 2012, respectively. These reserves resulted from the uncertainty as to the realization of the tax benefits from foreign net operating losses and other foreign assets. The Company has $30,750 of domestic net operating loss carryforwards acquired through acquisitions that have expiration dates through the tax year 2037 and foreign net operating losses of $60,943. The foreign net operating losses are related to various jurisdictions that provide for both indefinite carryforward periods and others with carryforward periods that range from the tax years 2019 to 2034.
Significant components of the provisions for income taxes were as follows:

	2014	2013	2012
Current:
Federal	$308,283	$229,997	$207,791
Foreign	53,045	42,543	51,264
State and local	50,049	33,082	27,642
Total current	411,377	305,622	286,697
Deferred:
Federal	(14,974)	30,384	8,692
Foreign	(7,361)	(9,041)	(16,964)
State and local	3,297	6,432	(2,150)
Total deferred	(19,038)	27,775	(10,422)
Total provisions for income taxes	$392,339	$333,397	$276,275
The provisions for income taxes included estimated taxes payable on that portion of retained earnings of foreign subsidiaries expected to be received by the Company. The effect of the repatriation provisions of the American Jobs Creation Act of 2004 and the provisions of the Income Taxes Topic of the

ASC, was $(1,887) in 2014, $4,411 in 2013 and $7,572 in 2012. A provision was not made with respect to $3,683 of retained earnings at December 31, 2014 that have been invested by foreign subsidiaries. The unrecognized deferred tax liability related to those earnings is approximately $539.
Significant components of income before income taxes as used for income tax purposes, were as follows:

	2014	2013	2012
Domestic	$1,113,527	$969,790	$712,873
Foreign	144,698	116,168	194,436
	$1,258,225	$1,085,958	$907,309
A reconciliation of the statutory federal income tax rate to the effective tax rate follows:

	2014	2013	2012
Statutory federal income tax rate	35.0%	35.0%	35.0%
Effect of:
State and local income taxes	2.8	2.4	1.8
Investment vehicles	(2.5)	(2.1)	(2.1)
Domestic production activities	(2.5)	(2.2)	(1.9)
Other - net	(1.6)	(2.4)	(2.4)
Effective tax rate	31.2%	30.7%	30.4%
The 2014 state and local income tax component of the effective tax rate increased compared to 2013 primarily due to an increase in domestic income before income taxes in 2014 compared to 2013. The tax benefit related to investment vehicles increased in 2014 compared to 2013 due to an increase in income tax credits recognized and the favorable impact of the Company's capital position in these investments. The domestic production activities component of the effective tax rate increased due to an increase in qualified production activities income as well as an increase in domestic taxable income in 2014 compared to 2013.
The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. The IRS commenced an examination of the Company's U.S. income tax returns for the 2010, 2011 and 2012 tax years in the fourth quarter of 2013. Fieldwork is expected to be completed during 2015. At this time, the Company has determined that an insignificant refund is due for issues under

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

review during this audit period. The refunds relate to tax credits not recognized on the returns when initially filed and the reversal of adjustments made to depreciation in prior audit cycles.
As of December 31, 2014, the Company is subject to non-U.S. income tax examinations for the tax years of 2007 through 2014. In addition, the Company is subject to state and local income tax examinations for the tax years 2004 through 2014.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2014	2013	2012
Balance at beginning of year	$30,997	$28,119	$29,666
Additions based on tax positions related to the current year	3,370	3,480	3,760
Additions for tax positions of prior years	4,428	5,059	7,392
Reductions for tax positions of prior years	(2,349)	(3,378)	(6,583)
Settlements	(4,089)	(103)	(1,139)
Lapses of Statutes of Limitations	(797)	(2,180)	(4,977)
Balance at end of year	$31,560	$30,997	$28,119

Included in the balance of unrecognized tax benefits at December 31, 2014, 2013 and 2012 is $28,208, $27,767 and $25,011 in unrecognized tax benefits, the recognition of which would have an effect on the effective tax rate.
Included in the balance of unrecognized tax benefits at December 31, 2014 is $4,372 related to tax positions for which it is reasonably possible that the total amounts could significantly change during the next twelve months. This amount represents a decrease in unrecognized tax benefits comprised primarily of items related to federal audits of partnership investments, assessed state income tax audits, federal and state settlement negotiations currently in progress and expiring statutes in federal, foreign and state jurisdictions.
The Company classifies all income tax related interest and penalties as income tax expense. During the years ended December 31, 2014 and 2013, there was an increase in income tax interest and penalties of $2,144 and $103, respectively. In the 2012 tax year, there was a release of $1,532. At December 31, 2014, 2013 and 2012, the Company accrued $5,732, $6,246 and $6,178, respectively, for the potential payment of interest and penalties.

NOTE 15 – NET INCOME PER COMMON SHARE

	2014	2013	2012
Basic
Average common shares outstanding	96,190,101	100,897,512	101,714,901

Net income	$865,887	$752,561	$631,034
Less net income allocated to unvested restricted shares	(4,892)	(4,596)	(5,114)
Net income allocated to common shares	$860,995	$747,965	$625,920
Net income per common share	$8.95	$7.41	$6.15
Diluted
Average common shares outstanding	96,190,101	100,897,512	101,714,901
Stock options and other contingently issuable shares (a)	1,885,334	2,151,359	2,215,528
Average common shares outstanding assuming dilution	98,075,435	103,048,871	103,930,429

Net income	$865,887	$752,561	$631,034
Less net income allocated to unvested restricted shares assuming dilution	(4,804)	(4,509)	(5,008)
Net income allocated to common shares assuming dilution	$861,083	$748,052	$626,026
Net income per common share	$8.78	$7.26	$6.02

(a)	Stock options and other contingently issuable shares excludes 608,477, 842,354 and 1,047,734 shares at December 31, 2014, 2013 and 2012, respectively, due to their anti-dilutive effect.
The Company has two classes of participating securities: common shares and restricted shares, representing 99% and 1% of outstanding shares, respectively. The restricted shares are shares of unvested restricted stock granted under the Company’s restricted

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

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
NOTE 16 – SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

	2014
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$2,366,556	$3,042,995	$3,150,570	$2,569,412	$11,129,533
Gross profit	1,065,901	1,409,653	1,470,955	1,217,975	5,164,484
Net income	115,457	291,447	326,240	132,743	865,887
Net income per common share - basic	1.16	3.00	3.42	1.40	8.95
Net income per common share - diluted	1.14	2.94	3.35	1.37	8.78
Net income in the fourth quarter was increased by inventory adjustments. Gross profit increased by $21,077 ($.13 per share), primarily as a result of adjustments based on an annual physical inventory count performed during the fourth quarter, year-end inventory levels and related cost adjustments. Gross profit was also increased by $21,420 ($.13 a share) as a result of the TiO2 settlement. Selling, general and administrative expenses decreased $14,141 ($.09 a share) related to compensation and benefit expense adjustments. Other general expense net was increased by $25,012 ($.16 a share) as a result of provision for environmental related matters - net.

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
.
NOTE 17 – OPERATING LEASES
The Company leases certain stores, warehouses, manufacturing facilities, office space and equipment. Renewal options are available on the majority of leases and, under certain conditions, options exist to purchase certain properties. Rental expense for operating leases, recognized on a straight-line basis over the lease term in accordance with the Leases Topic of the ASC was $376,914, $327,592 and $310,109 for 2014, 2013 and 2012, respectively. Certain store leases require the payment of contingent rentals based on sales in excess of specified minimums. Contingent rentals included in rent expense were $52,379, $44,084 and $39,340 in 2014, 2013 and 2012, respectively. Rental income, as lessor, from real estate leasing activities and sublease rental income for all years presented was not significant. The following schedule summarizes the future minimum lease payments under noncancellable operating leases having initial or remaining terms in excess of one year at December 31, 2014:

2015	$296,875
2016	254,608
2017	204,898
2018	156,495
2019	113,968
Later years	287,929
Total minimum lease payments	$1,314,773

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
The Paint Stores Group consisted of 4,003 company-operated specialty paint stores in the United States, Canada, Puerto Rico, Virgin Islands, Trinidad and Tobago, St. Maarten, Jamaica, Curacao, Aruba and St. Lucia at December 31, 2014. Each store in this segment is engaged in the related business activity of selling paint, coatings and related products to end-use customers. The Paint Stores Group markets and sells Sherwin-Williams® branded architectural paint and coatings, protective and marine products, OEM product finishes and related items. These products are produced by manufacturing facilities in the Consumer Group. In addition, each store sells selected purchased associated products. The loss of any single customer would not have a material adverse effect on the business of this segment. During 2014, this segment opened 95 net new stores, consisting of 109 new stores opened (95 in the United States, 9 in Canada, 2 in Puerto Rico, 1 in Trinidad, 1 in Jamaica and 1 in St. Lucia) and 14 stores closed (11 in the United States and 3 in Canada). In 2013 and 2012, this segment opened or acquired 388 and 70 net new stores, respectively. A map on the cover flap of this report shows the number of paint stores and their geographic location. The CODM uses discrete financial information about the Paint Stores Group, supplemented with information by geographic region, product type and customer type, to assess performance of and allocate resources to the Paint Stores Group as a whole. In accordance with ASC 280-10-50-9, the Paint Stores Group as a whole is considered the operating segment, and because it meets the criteria in ASC 280-10-50-10, it is also considered a Reportable Segment.
The Consumer Group develops, manufactures and distributes a variety of paint, coatings and related products to third-party customers primarily in the United States and Canada and the Paint Stores Group. Approximately 66 percent of the total sales of the Consumer Group in 2014 were intersegment transfers of products primarily sold through the

Paint Stores Group. Sales and marketing of certain controlled brand and private labeled products is performed by a direct sales staff. The products distributed through third-party customers are intended for resale to the ultimate end-user of the product. The Consumer Group had sales to certain customers that, individually, may be a significant portion of the sales of the segment. However, the loss of any single customer would not have a material adverse effect on the overall profitability of the segment. This segment incurred most of the Company’s capital expenditures related to ongoing environmental compliance measures at sites currently in operation. The CODM uses discrete financial information about the Consumer Group, supplemented with information by product types and customer, to assess performance of and allocate resources to the Consumer Group as a whole. In accordance with ASC 280-10-50-9, the Consumer Group as a whole is considered the operating segment, and because it meets the criteria in ASC 280-10-50-10, it is also considered a Reportable Segment.
The Global Finishes Group develops, licenses, manufactures, distributes and sells a variety of protective and marine products, automotive finishes and refinish products, OEM product finishes and related products in North and South America, Europe and Asia. This segment meets the demands of its customers for a consistent worldwide product development, manufacturing and distribution presence and approach to doing business. This segment licenses certain technology and trade names worldwide. Sherwin-Williams® and other controlled brand products are distributed through the Paint Stores Group and this segment’s 300 company-operated branches and by a direct sales staff and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

outside sales representatives to retailers, dealers, jobbers, licensees and other third-party distributors. During 2014, this segment opened 1 new branch in the United States and closed 1 branch in the United States resulting in no net change. At December 31, 2014, the Global Finishes Group consisted of operations in the United States, subsidiaries in 34 foreign countries and income from licensing agreements in 16 foreign countries. The CODM uses discrete financial information about the Global Finishes Group reportable segment, supplemented with information about geographic divisions, business units and subsidiaries, to assess performance of and allocate resources to the Global Finishes Group as a whole. In accordance with ASC 280-10-50-9, the Global Finishes Group as a whole is considered the operating segment, and because it meets the criteria in ASC 280-10-50-10, it is also considered a Reportable Segment. A map on the cover flap of this report shows the number of branches and their geographic locations.
The Latin America Coatings Group develops, licenses, manufactures, distributes and sells a variety of architectural paint and coatings, protective and marine products, OEM product finishes and related products in North and South America. This segment meets the demands of its customers for consistent regional product development, manufacturing and distribution presence and approach to doing business. Sherwin-Williams® and other controlled brand products are distributed through this segment’s 276 company-operated stores and by a direct sales staff and outside sales representatives to retailers, dealers, licensees and other third-party distributors. During 2014, this segment opened 3 new stores in South America and closed 9 (7 in South America and 2 in Mexico) for a net decrease of 6 stores. At December 31, 2014, the Latin America Coatings Group consisted of operations from subsidiaries in 9 foreign countries, 4 foreign joint ventures and income from licensing agreements in 7 foreign countries. The CODM uses discrete financial information about the Latin America Coatings Group, supplemented with information about geographic divisions, business units and subsidiaries, to assess performance of and allocate resources to the Latin America Coatings Group as a whole. In accordance with ASC 280-10-50-9, the Latin America Coatings Group as a whole is considered the operating segment, and because it meets the criteria in ASC 280-10-50-10, it is also considered a Reportable Segment. A map on the cover flap of this report shows the number of stores and their geographic locations.
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
Net external sales of all consolidated foreign subsidiaries were $2,203,804, $2,129,626 and $2,049,814 for 2014, 2013 and 2012, respectively. Segment profit of all consolidated foreign subsidiaries was $115,629, $106,166 and $158,377 for 2014, 2013 and 2012, respectively. The decrease in segment profit in 2013 was primarily due to Brazil tax assessments and unfavorable currency rate changes.

Additionally, 2014 segment profit was adversely impacted by unfavorable currency rate changes. Domestic operations accounted for the remaining net external sales and segment profits. Long-lived assets consisted of Property, plant and equipment, Goodwill, Intangible assets, Deferred pension assets and Other assets. The aggregate total of long-lived assets for the Company was $3,139,272, $3,223,790 and, $3,085,499 at December 31, 2014, 2013 and 2012, respectively. Long-lived assets of consolidated foreign subsidiaries totaled $551,364, $648,908 and $616,869 at December 31, 2014, 2013 and 2012, respectively. Total Assets of the Company were $5,706,052, $6,382,507 and $6,234,737 at December 31, 2014, 2013 and 2012, respectively. Total assets of consolidated foreign subsidiaries were $1,359,991, $1,625,422 and $1,598,996, which represented 23.8 percent, 25.5 percent and 25.6 percent of the Company’s total assets at December 31, 2014, 2013 and 2012, respectively. No single geographic area outside the United States was significant relative to consolidated net sales or operating profits. Export sales and sales to any individual customer were each less than 10 percent of consolidated sales to unaffiliated customers during all years presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

In the reportable segment financial information that follows, Segment profit was total net sales and intersegment transfers less operating costs and expenses. Identifiable assets were those directly identified with each reportable segment. The Administrative segment assets consisted primarily of cash and cash equivalents, investments, deferred pension assets and headquarters property, plant and equipment. The margin for each reportable segment was based upon total net sales and intersegment transfers. Domestic intersegment transfers were primarily accounted for at the approximate fully absorbed manufactured cost, based on normal capacity volumes, plus customary distribution costs for paint products. Non-paint domestic and all international intersegment transfers were accounted for at values comparable to normal unaffiliated customer sales. All intersegment transfers are eliminated within the Administrative segment.

(millions of dollars)	2014
	Paint Stores Group	Consumer Group	Global Finishes Group	Latin America Coatings Group	Administrative		Consolidated Totals
Net external sales	$6,852	$1,421	$2,081	$771	$5		$11,130
Intersegment transfers		2,745	8	40	(2,793)
Total net sales and intersegment transfers	$6,852	$4,166	$2,089	$811	$(2,788)		$11,130
Segment profit	$1,201	$253	$201	$40			$1,695
Interest expense					$(64)		(64)
Administrative expenses and other					(373)		(373)
Income before income taxes	$1,201	$253	$201	$40	$(437)		$1,258
Reportable segment margins	17.5%	6.1%	9.6%	4.9%
Identifiable assets	$1,602	$1,883	$874	$427	$920		$5,706
Capital expenditures	87	45	16	8	45		201
Depreciation	58	48	28	9	26		169

	2013
	Paint Stores Group	Consumer Group	Global Finishes Group	Latin America Coatings Group	Administrative		Consolidated Totals
Net external sales	$6,002	$1,342	$2,005	$832	$5		$10,186
Intersegment transfers		2,409	9	39	(2,457)
Total net sales and intersegment transfers	$6,002	$3,751	$2,014	$871	$(2,452)		$10,186
Segment profit	$991	$242	$170	$39			$1,442
Interest expense					$(63)		(63)
Administrative expenses and other					(293)		(293)
Income before income taxes	$991	$242	$170	$39	$(356)		$1,086
Reportable segment margins	16.5%	6.5%	8.4%	4.5%
Identifiable assets	$1,668	$1,762	$964	$485	$1,504		$6,383
Capital expenditures	73	40	15	7	32		167
Depreciation	55	45	29	10	20		159

	2012
	Paint Stores Group	Consumer Group	Global Finishes Group	Latin America Coatings Group	Administrative		Consolidated Totals
Net external sales	$5,410	$1,322	$1,961	$836	$5		$9,534
Intersegment transfers		2,320	7	47	(2,374)
Total net sales and intersegment transfers	$5,410	$3,642	$1,968	$883	$(2,369)		$9,534
Segment profit	$862	$217	$147	$81			$1,307
Interest expense					$(43)		(43)
Administrative expenses and other					(357)	(1)	(357)
Income before income taxes	$862	$217	$147	$81	$(400)		$907
Reportable segment margins	15.9%	6.0%	7.5%	9.2%
Identifiable assets	$1,374	$1,701	$987	$485	$1,688		$6,235
Capital expenditures	67	47	14	9	20		157
Depreciation	49	43	30	10	20		152

(1)	Includes $80 pre-tax charge related to DOL Settlement. See Note 9.

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
Readers are cautioned not to place undue reliance on any forward-looking statements. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements and from the Company’s historical results and experience. These risks, uncertainties and other factors include such things as: (a) general business conditions, strengths of retail and manufacturing economies and the growth in the coatings industry; (b) competitive factors, including pricing pressures and product innovation and quality; (c) changes in raw material and energy supplies and pricing; (d) changes in the Company’s relationships with customers and suppliers; (e) the Company’s ability to attain cost savings from productivity initiatives; (f) the Company’s ability to successfully integrate past and future acquisitions into its existing operations, including the recent acquisition of the Comex business in the United States and

Canada, as well as the performance of the businesses acquired; (g) changes in general domestic economic conditions such as inflation rates, interest rates, tax rates, unemployment rates, higher labor and healthcare costs, recessions, and changing government policies, laws and regulations; (h) risks and uncertainties associated with the Company’s expansion into and its operations in Asia, Europe, South America and other foreign markets, including general economic conditions, inflation rates, recessions, foreign currency exchange rates, foreign investment and repatriation restrictions, legal and regulatory constraints, civil unrest and other external economic and political factors; (i) the achievement of growth in foreign markets, such as Asia, Europe and South America; (j) increasingly stringent domestic and foreign governmental regulations including those affecting health, safety and the environment; (k) inherent uncertainties involved in assessing the Company’s potential liability for environmental-related activities; (l) other changes in governmental policies, laws and regulations, including changes in accounting policies and standards and taxation requirements (such as new tax laws and new or revised tax law interpretations); (m) the nature, cost, quantity and outcome of pending and future litigation and other claims, including the lead pigment and lead-based paint litigation, and the effect of any legislation and administrative regulations relating thereto; and (n) unusual weather conditions.
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

SHAREHOLDER INFORMATION

Annual Meeting
The annual meeting of shareholders
will be held in the Landmark
Conference Center, 927 Midland
Building, 101 W. Prospect Avenue,
Cleveland, Ohio on Wednesday,
April 15, 2015 at 9:00 A.M.,
local time.

Headquarters
101 W. Prospect Avenue
Cleveland, Ohio 44115-1075
(216) 566-2000
www.sherwin.com

Investor Relations
Robert J. Wells
Senior Vice President - Corporate
Communications and Public Affairs
The Sherwin-Williams Company
101 W. Prospect Avenue
Cleveland, Ohio 44115-1075

Independent Registered
Public Accounting Firm
Ernst & Young LLP
Cleveland, Ohio

Stock Trading
Sherwin-Williams Common Stock—
Symbol, SHW—is traded on the
New York Stock Exchange.

Dividend Reinvestment Program
A dividend reinvestment program is
available to shareholders of common
stock. For information, contact
Wells Fargo Shareowner Services.

Form 10-K
The Company’s Annual Report on
Form 10-K, filed with the Securities
and Exchange Commission, is
available without charge. To obtain
a copy, contact Investor Relations.

Transfer Agent & Registrar
Our transfer agent, Wells Fargo
Shareowner Services, maintains the
records for our registered shareholders
and can help with a wide variety of
shareholder related services, including
the direct deposit of dividends and
online access to your account. Contact:
Wells Fargo Shareowner Services
P.O. Box 64856
St. Paul, MN 55164-0856
www.shareowneronline.com
1-800-468-9716 Toll-free
651-450-4064 outside the United States
651-450-4144 TDD

COMMON STOCK TRADING STATISTICS

	2014	2013	2012	2011	2010
High	$266.25	$195.32	$159.80	$90.42	$84.99
Low	174.29	153.94	90.21	69.47	57.86
Close December 31	263.04	183.50	153.82	89.27	83.75
Shareholders of record	7,250	7,555	7,954	8,360	8,706
Shares traded (thousands)	152,913	186,854	282,397	286,276	316,582

QUARTERLY STOCK PRICES AND DIVIDENDS

2014				2013
Quarter	High	Low	Dividend	Quarter	High	Low	Dividend
1st	$208.63	$174.29	$.550	1st	$172.41	$153.94	$.500
2nd	208.00	188.25	.550	2nd	194.56	162.22	.500
3rd	222.53	201.47	.550	3rd	190.68	163.63	.500
4th	266.25	202.01	.550	4th	195.32	170.63	.500

CORPORATE OFFICERS AND
OPERATING MANAGEMENT

Corporate Officers	Operating Management

Christopher M. Connor, 58*	Joel Baxter, 54	Dennis H. Karnstein, 48
Chairman and Chief Executive Officer	President & General Manager	President & General Manager
	Global Supply Chain Division	Product Finishes Division
John G. Morikis, 51*	Consumer Group	Global Finishes Group
President and Chief Operating Officer
	Paul R. Clifford, 51	Cheri M. Phyfer, 43
Sean P. Hennessy, 57*	President & General Manager	President & General Manager
Senior Vice President - Finance and	Canada Division	Diversified Brands Division
Chief Financial Officer	The Americas Group	Consumer Group

Thomas E. Hopkins, 57*	Robert J. Davisson, 54*	Ronald B. Rossetto, 48
Senior Vice President -	President	President & General Manager
Human Resources	The Americas Group	Protective & Marine Coatings Division
Global Finishes Group
Catherine M. Kilbane, 51*	Brian L. Gallagher, 43
Senior Vice President, General	President & General Manager	David B. Sewell, 46*
Counsel and Secretary	Eastern Division	President
	The Americas Group	Global Finishes Group
Timothy A. Knight, 50
Senior Vice President -	Pablo Garcia-Casas, 54	Todd V. Wipf, 50
Administration	President & General Manager	President & General Manager
	Latin America Division	Southeastern Division
Allen J. Mistysyn, 46*	The Americas Group	The Americas Group
Senior Vice President -
Corporate Controller	Monty J. Griffin, 54
President & General Manager
Steven J. Oberfeld, 62*	South Western Division
Senior Vice President -	The Americas Group
Corporate Planning and Development
Thomas C. Hablitzel, 52
Robert J. Wells, 57*	President & General Manager
Senior Vice President - Corporate	Automotive Division
Communications and Public Affairs	Global Finishes Group

Jeffrey J. Miklich, 40	Peter J. Ippolito, 50
Vice President and Treasurer	President & General Manager
Mid Western Division
Jane M. Cronin, 47	The Americas Group
Vice President - Corporate Audit
and Loss Prevention

Michael T. Cummins, 56
Vice President - Taxes and
Assistant Secretary

* Executive Officer as defined by the Securities Exchange Act of 1934

CORPORATE OFFICERS AND
OPERATING MANAGEMENT

2014 DIRECTORS

SHERWIN WILLIAMS

1. **Matthew Thornton III, 56***

   Senior Vice President, US Operations
   FedEx Express
   FedEx Corporation

2. **David F. Hodnik, 67**

   Retired, former President and
   Chief Executive Officer
   Ace Hardware Corporation

3. **Richard J. Kramer, 51***

   Chairman of the Board,
   Chief Executive Officer and President
   The Goodyear Tire & Rubber Company

4. **Christine A. Poon, 62***

   Professor of Management
   and Human Resources
   The Max M. Fisher College of Business
   The Ohio State University
   Retired, former Vice Chairman
   Johnson & Johnson

5. **Thomas G. Kadien, 58**

   Senior Vice President
   Human Resources, Communications
   & Government Relations
   International Paper Company

6. **Christopher M. Connor, 58**

   Chairman and
   Chief Executive Officer
   The Sherwin-Williams Company

7. **Arthur F. Anton, 57***

   President and
   Chief Executive Officer
   Swagelok Company

8. **John M. Stropki, 64**

   Retired, former Chairman, President
   and Chief Executive Officer
   Lincoln Electric Holdings, Inc.

9. **Richard K. Smucker, 66***

   Chief Executive Officer
   The J. M. Smucker Company

10. **Susan J. Kropf, 66**

    Retired, former President and
    Chief Operating Officer
    Avon Products, Inc.

*Audit Committee Member

1
2
3
4
5
6
7
8
9
10