Form 10-K, Exhibit 13
period 2015-12-31
SHERWIN WILLIAMS CO
filed 2016-02-24
CIK 89800

Exhibit 13

About Us

The Sherwin-Williams Company was founded by Henry Sherwin and Edward Williams in 1866. Today, we are a global leader in the manufacture, development, distribution and sale of paint, coatings and related products to professional, industrial, commercial and retail customers.

The Company manufactures products under well-known brands such as Sherwin-Williams®, Dutch Boy®, Krylon®, Minwax®, Thompson's® Water Seal® and many more. With global headquarters in Cleveland, Ohio, Sherwin-Williams® branded products are sold exclusively through more than 4,600 company-operated stores and facilities, while the Company's other brands are sold through leading mass merchandisers, home centers, independent paint dealers, hardware stores, automotive retailers and industrial distributors. For more information, visit **www.sherwin-williams.com.**

The Company is comprised of four reportable segments, which together provide our customers innovative solutions to ensure their success, no matter where they work, or what surfaces they are coating.

Paint Stores Group operates the exclusive outlets for Sherwin-Williams® branded paints, stains, supplies, equipment and floor covering in the U.S., Canada and the Caribbean.

Latin America Coatings Group manufactures and sells a wide range of architectural paints, industrial coatings and related products throughout Latin America.

Consumer Group sells one of the industry's strongest portfolios of branded and private-label products through retailers primarily in North America and in parts of Europe and Latin America, and also operates a highly efficient and productive global supply chain for paint, coatings and related products.

Global Finishes Group manufactures and sells a wide range of OEM product finishes, protective and marine coatings, and automotive finishes to a growing customer base in nearly 100 countries.

Contents

Our Global Footprint	▶
Financial Highlights	1
Letter to Shareholders	2
2015 At A Glance	8
Paint Stores Group	10
Latin America Coatings Group	12
Consumer Group	14
Global Finishes Group	16
Shareholder Returns	18
Financial Performance	19

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
CANADA
26 branches
1 facility
198 paint stores
5 facilities
40 facilities
3,812 paint stores
235 branches
UNITED STATES
1 branch
76 paint stores
CARIBBEAN
LATIN AMERICA / SOUTH AMERICA
17 branches
291 paint stores
9 facilities
22 facilities
EUROPE
16 branches
7 facilities
12 facilities
ASIA/PACIFIC
7 facilities
1 branch

Paint Stores Group's Stores

UNITED STATES		Maryland	83	Tennessee	85
Alabama	68	Massachusetts	59	Texas	315
Alaska	7	Michigan	108	Utah	36
Arizona	62	Minnesota	61	Vermont	11
Arkansas	46	Mississippi	57	Virginia	120
California	257	Missouri	73	Washington	93
Colorado	69	Montana	18	West Virginia	19
Connecticut	38	Nebraska	23	Wisconsin	78
Delaware	16	Nevada	24	Wyoming	12
District of Columbia	5	New Hampshire	20	**CANADA**	
Florida	294	New Jersey	90	Alberta	25
Georgia	152	New Mexico	23	British Columbia	49
Hawaii	12	New York	129	Manitoba	7
Idaho	26	North Carolina	152	New Brunswick	3
Illinois	144	North Dakota	9	Newfoundland	2
Indiana	94	Ohio	190	Nova Scotia	4
Iowa	41	Oklahoma	54	Ontario	72
Kansas	44	Oregon	53	Quebec	28
Kentucky	57	Pennsylvania	196	Saskatchewan	8
Louisiana	65	Rhode Island	11	**CARIBBEAN**	76
Maine	22	South Carolina	81	**TOTAL**	**4,086**
		South Dakota	10		

The largest coatings manufacturer in the United States and third-largest worldwide

As a global leader in the development, manufacture and sale of paint, coatings and related products, Sherwin-Williams has an extensive retail presence throughout the Americas, and growing service capabilities in Europe and Asia/Pacific. The Paint Stores Group has 4,086 company-operated specialty paint stores in the United States, Canada and the Caribbean. More than 90 percent of the U.S. population lives within a 50-mile radius of a Sherwin-Williams store. The Consumer Group manages a highly efficient global supply chain consisting of 66 manufacturing plants and 37 distribution centers. The Global Finishes Group sells to a growing customer base in nearly 100 countries around the world and has 296 company-operated automotive, protective, marine and product finishes branches. The Latin America Coatings Group operates 291 stores primarily located in Argentina, Brazil, Chile, Colombia, Ecuador, Mexico, Peru and Uruguay, and sells through more than 500 dedicated dealer outlets.

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
PT Sherwin-Williams Indonesia
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
Sherwin-Williams Deutschland GmbH
Sherwin-Williams Diversified Brands (Australia) Pty Ltd
Sherwin-Williams Diversified Brands Limited
Sherwin-Williams do Brasil Industria e Comercio Ltda.
Sherwin-Williams France Finishes SAS
Sherwin-Williams HK Limited
Sherwin-Williams (Ireland) Limited
Sherwin-Williams Italy S.r.l.
Sherwin-Williams Luxembourg Investment Management Company S.a r.l.
Sherwin-Williams (Malaysia) Sdn. Bhd.
Sherwin-Williams (Nantong) Company Limited
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
Sherwin-Williams Uruguay S.A.
Sherwin-Williams (Vietnam) Limited
Sherwin-Williams (West Indies) Limited
SWIPCO – Sherwin-Williams do Brasil Propriedade Intelectual Ltda.
TOB Becker Acroma Ukraine
UAB Sherwin-Williams Baltic
ZAO Sherwin-Williams
Sherwin-Williams (South China) Co., Ltd.

Financial Highlights

	2015	2014	2013[1]
Net sales (thousands)	$11,339,304	$11,129,533	$10,185,532
Net income (thousands)	$ 1,053,849	$ 865,887	$ 752,561
Per common share:			
NET INCOME – DILUTED	$ 11.16	$ 8.78	$ 7.26
NET INCOME – BASIC	$ 11.38	$ 8.95	$ 7.41
CASH DIVIDENDS	$ 2.68	$ 2.20	$ 2.00
Average common shares outstanding (thousands)	92,197	96,190	100,898
Return on sales	9.3%	7.8%	7.4%
Return on assets	18.2%	15.2%	11.8%
Return on beginning shareholders' equity	105.8%	48.8%	42.0%
Total debt to capitalization	69.3%	64.4%	49.2%
Interest coverage[2]	26.1x	20.6x	18.3x

[1] 2013 Net income and per common share amounts include Brazil tax assessments totaling $21.9 million, net of tax, or $.21 per share.
[2] Ratio of income before income taxes and interest expense to interest expense.

Net Sales

MILLIONS OF DOLLARS

15
11,339
14
11,130
13
10,186

Net Income

MILLIONS OF DOLLARS

15
1,054
14
866
13[1]
753

Net Income Per Share – Diluted

15
11.16
14
8.78
13[1]
7.26

Net Operating Cash

MILLIONS OF DOLLARS

15
1,447
14
1,082
13
1,084

Letter to Shareholders

In many ways, 2015 was a successful year for Sherwin-Williams, and a historic one. It was our fifth consecutive year of record sales and our fourth consecutive year of record earnings. Cash generated from operations surpassed $1.4 billion – also a record – and we returned nearly $1.3 billion in cash to shareholders through dividend payments and share repurchases. On the eve of our 150th year in business, our Board of Directors elected John Morikis to serve as the Company's ninth Chief Executive Officer, beginning January 1, 2016.

Consolidated net sales of $11.34 billion, an increase of 1.9 percent over 2014, set a new record for the Company, but fell well short of our original expectation for high-single-digit percentage growth. One reason for this was stronger foreign currency exchange headwinds than originally anticipated, which reduced full-year sales in U.S. dollars by 3.3 percent. Weaker-than-expected demand in certain industrial coatings categories – particularly those used to maintain oil and gas production and storage assets and mining equipment – and heavy rainfall across much of the country in the second quarter also negatively affected sales volumes.

Slower-than-expected revenue growth for the year did not translate to lower-than-expected profit or cash flow. Our full-year profit before tax, net income, earnings per share and net operating cash all met or exceeded the expectations we set back in January 2015. Profit before taxes grew 23.1 percent to $1.55 billion, net income increased 21.7 percent to $1.05 billion and diluted net income per common share increased 27.1 percent to $11.16 per share, all high-water marks for the Company.

This strong profit performance was partially the result of the progress we made in 2014 to fully integrate the paint stores acquired from Comex and consolidate nonessential Comex manufacturing assets. The result of these efforts, coupled with volume-driven supply chain productivity in North America, good control over selling, general and administrative expenses and lower year-over-year raw material costs, drove our return on sales to new highs in 2015. We expect the incremental benefit to margins of some of these items – most notably the Comex integration – to diminish as we go through 2016.

Net operating cash generated during the year increased 34 percent to $1.45 billion, thanks in part to strong working capital management by all of our operating segments. Our year-end working capital ratio – accounts receivable plus inventory minus accounts payable, divided by sales – dropped to 8.6 percent of sales from 10.1 percent last year. This improvement was partially due to the transitory impact of accounts payable timing and partially to the progress our Paint Stores Group and Global Supply Chain teams made in integrating the Comex acquisition.

Profit before taxes grew 23.1 percent to $1.55 billion, net income increased 21.7 percent to $1.05 billion and diluted net income per common share increased 27.1 percent to $11.16 per share, all high-water marks for the Company.

The Company acquired 3.575 million shares of its common stock during the year at an average cost of $278.57 per share and a total investment of just over $1 billion. At year-end, we had remaining Board authorization to purchase an additional 11.65 million shares. We paid quarterly dividends totaling $2.68 per share, an increase of 22 percent over 2014, extending our string of dividend increases to 36 consecutive years.

At year-end, our total debt was $1.96 billion and cash on hand was $205.7 million, compared with a cash balance of $40.7 million at the end of 2014.

Christopher M. Connor (*right*), Executive Chairman, and **John G. Morikis** (*left*), President and Chief Executive Officer, on stage at the 2016 Global Sales Meeting

Throughout 2015, we stayed focused on the strategies that we believe will drive our long-term growth in revenues, market share and profitability. They include:

- **Expanding our industry-leading specialty paint stores platform in the U.S., Canada and the Caribbean** with the goal of increasing store density in all markets to improve customer service and product availability.
- **Increasing the penetration of our well-known branded product lines** into independent retail outlets throughout the U.S. and Canada to grow our share of the do-it-yourself paint and coatings market.
- **Broadening and strengthening the retail availability of our products throughout Latin America** by adding dedicated dealer locations in markets where independent dealers are prevalent and opening new company-operated stores in markets where they are not.
- **Growing and differentiating our global product offering in three industrial coatings categories** – OEM product finishes, automotive finishes and protective & marine coatings – with the goal of increasing market share and improving operating scale.

We will continue to make progress in these areas in the years ahead through the efforts of our teams in our four reportable segments.

PAINT STORES GROUP

Our Paint Stores Group is the largest operator of specialty paint stores in North America, servicing the needs of architectural and industrial painting contractors and do-it-yourself homeowners. Net sales for the Group totaled $7.21 billion for the year, an increase of 5.2 percent over 2014. Comparable-store sales – sales by stores open more than 12 months – increased 4.2 percent during the year. The segment's profit increased 19.3 percent to $1.43 billion. As a percentage of sales, Paint Stores Group profit increased to a record 19.9 percent, up from the previous record of 17.5 percent set in 2014.

By our estimate, Paint Stores Group grew architectural paint sales volumes at a rate of more than two times the rate of U.S. market growth. These gains were partially offset by lower volumes in protective & marine coatings. Sales to residential repaint contractors grew at a double-digit pace every quarter in 2015, while sales volumes to the new construction and do-it-yourself markets also increased compared with last year.

Our pace of new store openings in 2015 increased our share of total outlets in the dedicated paint store channel. During the year, we opened 83 net new locations, bringing our total store count in the U.S., Canada and the Caribbean at year-end to 4,086 stores. We remain confident that our next milestone of 5,000 locations in North America is realistic, and we intend to get closer to that goal by opening an additional 90 to 100 stores during 2016. To support this pace of new store growth, we recruited more than 1,200 college graduates into our Management Training Program in 2015.

In October, our Board of Directors elected John G. Morikis to be the Company's Chief Executive Officer, effective January 1, 2016, marking the successful culmination of a multi-year organizational succession plan to identify the absolute best candidate to assume leadership of the Company.

To further enhance our relationships with professional painters, we introduced Sherwin-Williams Pro, an integrated Customer Relationship Management platform that provides painters with access to tools and information to increase their productivity and profitability. Contractors can conveniently manage their accounts via a secured access portal and opt to receive business-enhancing information such as case studies, product specifications, technical literature and promotional information via email, text or print.

For the third consecutive year, the J.D. Power 2015 Paint Satisfaction Study℠ ranked Sherwin-Williams "Highest in Customer Satisfaction Among Paint Retailers." This is strong affirmation of our progress in building the most customer-centric retail model in our industry.

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

In 2015, unfavorable currency exchange rates in many Latin American countries once again posed a significant challenge to our results in the region. Net sales decreased 18.2 percent to $631.0 million, despite our efforts to offset currency devaluation through selling price increases. Sales in local currency increased 1.1 percent during the year. Latin America Coatings Group segment profit in U.S. dollars decreased to $18.5 million from $40.5 million in 2014. Unfavorable currency translation decreased profit by $16.0 million in 2015. Segment profit as a percentage of net sales was 2.9 percent in 2015 compared with 5.2 percent in 2014.

As of the end of the year, we had 291 company-operated Sherwin-Williams stores in Latin America, which is a net increase of 15 locations. At the same time, we expanded our dedicated dealer program, adding 13 new stores in Brazil, 14 in Argentina, one in Uruguay, and 58 in Mexico for a total of 575 dedicated dealer locations. The total number of dedicated Sherwin-Williams outlets in Latin America increased to 866 from 765 at the end of 2014.

We debuted two new product lines in 2015 that will be sold in all Latin American countries. Ultra Protección is a new light industrial paint line that delivers the quality, performance and application characteristics consistent with our popular Pro Industrial™ product line in the U.S. and Canada. Pro Constructor is a new interior flat latex paint that delivers a quality finish with excellent touch-up that withstands the test of time. These two new product lines will better enable us to serve global customers across the Latin America region who demand consistency in product quality, application and performance.

CONSUMER GROUP

The Consumer Group fulfills a dual mission for the Company: supplying branded and private-label products to retailers primarily in North America, and supporting our other businesses around the world with new product research and development, manufacturing, distribution and logistics.

In 2015, Consumer Group sales increased 11.1 percent to $1.58 billion, aided in large part by sales of the HGTV HOME® by Sherwin-Williams product line through Lowe's stores. Segment profit increased 22.1 percent to $308.8 million, as higher sales and manufacturing volumes drove operating efficiencies across the entire segment. Segment profit margin improved to 19.6 percent of sales from 17.8 percent in 2014.

We launched our HGTV HOME by Sherwin-Williams brand paint program in Lowe's stores nationwide in May 2015. The program features new and improved interior and exterior paint lines available at both Sherwin-Williams company stores and Lowe's stores nationwide, plus exclusive line extensions available only at Lowe's. We view this program as a significant growth opportunity in the years ahead, and we will capitalize on this opportunity by working closely with Lowe's associates in the stores to drive more volume through their paint department.

The Consumer Group leads our worldwide architectural coatings research and development effort, and manages a highly efficient global supply chain consisting of 66 manufacturing plants and 37 distribution centers. During

2015, the Group facilitated the launch of more than 40 new architectural paint products by Paint Stores Group, Latin America Coatings Group and Consumer Group, including Pro Constructor and Ultra Protección, our first Latin America regional product lines, and Paint Shield™, the first EPA-registered microbicidal paint.

To date, 29 of our manufacturing and distribution sites have earned the Star certification from the Occupational Safety & Health Administration (OSHA) Voluntary Protection Programs, more than any other paint manufacturer in the U.S. In 2015, our company-operated transport fleet was awarded a Third Place Award for accident prevention from the National Private Truck Council, an impressive feat for a fleet that drove a record 61 million miles last year.

GLOBAL FINISHES GROUP

The Global Finishes Group manufactures and sells industrial coatings, automotive finishes, and protective and marine coatings to a growing customer base in nearly 100 countries around the world. We go to market through independent retailers, jobbers and distributors as well as through our company-operated branches.

Net sales for our Global Finishes Group decreased 7.9 percent to $1.92 billion in 2015, due primarily to the effect of foreign currency devaluation. Sales in local currency decreased by 0.4 percent. Segment profit was essentially flat at $201.9 million as a result of good control over selling, general and administrative expenses and lower raw material costs that were mostly offset by unfavorable currency translation that reduced profit by $26.5 million. Global Finishes Group profit as a percentage of net sales improved to 10.5 percent from 9.7 percent in 2014.

We continue to strengthen and expand our OEM coatings capabilities globally, particularly in our coatings offerings for metal and plastic substrates. Our new Indonesian lab and blending facility, which opened in December 2015, provides technical support and shorter delivery times to customers in this important industrial corridor. We expanded our industrial powder coatings reach and capacity with new manufacturing facilities in Poland and Mexico to support large-volume powder customers in the building products, heavy equipment, electronics, kitchen cabinet, lighting and general finish segments. We were named supplier of the year in 2015 by Power Décor, a leading enterprise in China's forest products industry based in Shanghai.

In Automotive Finishes, we followed up the 2014 launch of our Formula Express® 2.0 global online color formula retrieval system for collision repair and custom paint shops with the 2015 introduction of SkyMatch™, a web-based platform that connects users to thousands of color formulations for aerospace applications.

Chris Connor Assumes Role of Executive Chairman

On January 1, 2016, Chris Connor stepped down as Chief Executive Officer of Sherwin-Williams, a position he has held for the past 16 years. He will remain with the Company in the role of Executive Chairman during this transition period.

Sherwin-Williams is a very different company today than when Chris took over as CEO. Annual sales have more than doubled, from approximately $5 billion to over $11 billion, and net income more than tripled to $1.05 billion from $304 million. Earnings per share increased to $11.16 from $1.80. The Company's market capitalization grew from $3.5 billion to over $23 billion. Average annual return to shareholders over Chris's 16-year tenure was approximately 17 percent.

As impressive as these financial results are, the impact Chris has had on the culture of Sherwin-Williams and the spirit of its employees is even more profound and enduring. From the priority he placed on research and development to drive innovation in our industry and create better-performing products, to his unwavering commitment to opening new stores, expanding distribution globally and investing in superior customer service, Chris exemplifies the balance between managing for today and planning for the future. He has fostered teamwork and camaraderie through his daily interactions with employees throughout the Company.

As Executive Chairman, Chris will continue to serve as an ambassador for Sherwin-Williams, strengthening the Company's bond with our employees, customers, suppliers and the communities in which we live and work.

John Morikis Named CEO, Effective January 1, 2016

On January 1, 2016, John Morikis assumed the role of Chief Executive Officer for Sherwin-Williams after being elected to the Company's Board of Directors in October 2015.

John joined Sherwin-Williams in 1984 as a management trainee in the Company's Paint Stores Group. He has held many key leadership positions during his 31-year career with Sherwin-Williams. During his nine-year tenure as President and Chief Operating Officer, which encompassed the most severe housing recession in the U.S. in more than 75 years, the Company grew revenues from $7.8 billion to $11.3 billion, and grew earnings per share from $4.19 to $11.16. As President of the Paint Stores segment, he led the Group through one of the most aggressive growth phases in Company history. Under his leadership, Paint Stores Group grew from approximately $3 billion in sales through 2,400 company-operated paint stores to nearly $5 billion in sales through more than 3,100 stores, bolstering Sherwin-Williams' position as the leading architectural coatings company in North America.

John's appointment as CEO marks the successful culmination of a multi-year organizational succession plan to identify the absolute best candidate to assume leadership of the Company. He has been an important member of our senior leadership team for many years and is one of the key architects of the Company's current organizational structure and strategy. With this transition, John becomes only the ninth CEO in Sherwin-Williams' 150-year history.

Our Protective & Marine coatings business was recognized in 2015 by the Society for Protective Coatings, which selected the Lay Dam project, a hydroelectric power dam near Clanton, Alabama, to receive its outstanding achievement award for the completion of a complex industrial coatings project.

BOARD AND MANAGEMENT CHANGES

In October, our Board of Directors elected John G. Morikis to be the Company's Chief Executive Officer, effective January 1, 2016, as well as a member of the Board. After serving as Chairman and CEO for the past 16 years, I will remain with the Company in the role of Executive Chairman during this transition period.

In July, Steven H. Wunning was elected to our Board of Directors and appointed to serve on the Compensation and Management Development Committee. Mr. Wunning recently retired as Group President of Caterpillar Inc., the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel-electric locomotives. Steve's extensive operations experience gained during 41 years of service at Caterpillar provides the Board with a valuable, independent perspective. We continue to look forward to the benefits that his breadth of business knowledge and leadership will bring to the Board, our Company and our shareholders during the years to come.

We now have a total of 12 directors on the Board, including 10 independent directors.

Two other key management appointments were announced in 2015. Tim Knight was named Senior Vice President – Corporate Planning, Development and Administration, following the retirement of Steve Oberfeld. Tim joined Sherwin-Williams in 1994 and has held a wide range of leadership roles, most recently Senior Vice President – Administration, with responsibility for a number of corporate functions, including managing our global real estate platform. In addition to his administrative duties, Tim is now responsible for managing and implementing the Company's merger and acquisition strategy and for supervising our strategic and operating planning process.

Tom Gilligan assumed the role of Senior Vice President – Human Resources, replacing Tom Hopkins, who is retiring. Tom Gilligan will be responsible for corporate compensation and benefits, employee relations, organizational development, environmental, health and safety, and employee communications and engagement. For the past 15 years of his 32-year career with Sherwin-Williams, he has served as Senior Vice President – Human Resources for Paint Stores Group. He has been instrumental in shaping our current approaches to talent acquisition and training, diversity and inclusion, and safety, which have resulted in a long-tenured and high-performance workforce.

These executives have proven themselves to be skilled business managers and outstanding leaders over their tenures with the Company. They bring impressive records of accomplishment to their new roles. On behalf of all Sherwin-Williams employees and shareholders, I would like to thank Steve Oberfeld and Tom Hopkins for their 31 and 34 years, respectively, of exemplary service. The positive impact that these two talented executives had on our Company over the years cannot be overstated.

OUTLOOK FOR 2016

In many respects, the world looks different today than it did just a few short months ago when the Federal Reserve Bank took its first step toward interest rate normalization. In most advanced economies, a modest, choppy recovery is expected to continue. The picture for emerging markets and developing economies varies, but in most cases remains challenging. Risks to the global outlook continue to revolve around a generalized slowdown in emerging market economies, China's rebalancing, lower commodity prices, and the gradual exit from the decade-long extraordinarily accommodative monetary policy in the United States. If these key challenges are not successfully managed, global growth could be derailed.

Despite these risks to the global economy, paint and coatings demand in most domestic markets remains strong. Eighty percent of homeowners who have set their spending budgets for 2016 plan to spend as much or more on home improvement projects compared with 2015. New residential construction, both single-family and multi-family, and existing home turnover gained momentum throughout the year, which bodes well for 2016. Contracts for new non-residential projects decreased modestly in square footage terms compared with 2014, but remained healthy from a historical perspective.

Outside the U.S., it appears likely that sluggish market conditions and currency devaluation in many Latin American countries and Europe will remain a challenge.

From a profitability standpoint, we should also continue to benefit from domestic paint volume growth, prudent expense control and lower year-over-year raw material costs. Raw materials represent roughly 85 percent of the cost of goods sold for most paint products, and we believe we are likely to see another year of declining commodity costs. Continued weakness in the price of crude oil and downstream derivatives such as propylene and ethylene will have a deflationary effect on petrochemical-based materials such as latex and solvents. Soft global demand and excess inventories of high-grade chloride titanium dioxide suggest pricing should remain stable for the foreseeable future. Based on these factors, we expect average year-over-year raw material costs for the paint and coatings industry to be down in the mid-single-digit percentage range in 2016.

Our continued focus on better serving a diverse and increasingly global professional customer base, expanding our distribution domestically and abroad, developing new and innovative products, managing expenses and working capital, generating cash, and continuing to invest in our people will enable us to grow and prosper in the year ahead.

We are well-positioned to benefit from the trends we see in the market. Our continued focus on better serving a diverse and increasingly global professional customer base, expanding our distribution domestically and abroad, developing new and innovative products, managing expenses and working capital, generating cash, and continuing to invest in our people will enable us to grow and prosper in the year ahead. We are equally confident that these same factors will continue to produce superior results and returns for our shareholders over the long term.

To all of the dedicated employees of Sherwin-Williams around the world, I offer my heartfelt thanks for your hard work, skills and commitment. It has been an honor and a privilege to serve as your CEO since 1999. We have the best team in the business, and you make the difference in our success. On behalf of all Sherwin-Williams employees, we offer our thanks and appreciation to our shareholders, customers and suppliers for your continued trust and confidence as we celebrate our 150th anniversary in 2016!

Christopher M. Connor
Executive Chairman

2015 At A Glance

63.6%

of total sales

Duration
Emerald

Paint Stores Group

Sherwin-Williams Paint Stores are the exclusive outlets for Sherwin-Williams® branded paints, stains, supplies, equipment and floor covering in the U.S., Canada and the Caribbean.

5.6%

of total sales

Metalatex
Bioprotect
LOXON

Latin America Coatings Group

Our Latin America Coatings Group manufactures and sells a wide range of architectural paints, industrial coatings and related products throughout Latin America.

13.9%

of total sales

Purdy
MINWAX
ULTIMATE FLOOR FINISH
KRYLON
SUPER MAXX
OVATION

Consumer Group

Our Consumer Group sells one of the industry's strongest portfolios of branded and private-label products through retailers across North America and in parts of Europe and Latin America, and also operates a highly effective global supply chain for paint, coatings and related products.

16.9%

of total sales

Ultra
U7146
DURA-PLATE 301K
FASTLINE
FAST LIGHT

Global Finishes Group

The Global Finishes Group manufactures and sells a wide range of OEM product finishes, protective and marine coatings, and automotive finishes to a growing customer base in nearly 100 countries.

PRODUCTS SOLD	MARKETS SERVED	MAJOR BRANDS SOLD	OUTLETS
Paints, stains, coatings, caulks, applicators, wallcoverings, floor coverings, spray equipment and related products	Do-it-yourselfers, professional painting contractors, home builders, property maintenance, healthcare, hospitality, architects, interior designers, industrial, marine, flooring and original equipment manufacturer (OEM) product finishers	Sherwin-Williams®, ProMar®, SuperPaint®, A-100®, Duron®, MAB®, PrepRite®, Duration®, Duration Home®, Harmony®, ProClassic®, Woodscapes®, Cashmere®, HGTV HOME® by Sherwin-Williams, Emerald®, Duracraft®, Solo®, ProIndustrial™, ProPark®, Frazee®, Parker™ Paints, Kwal®, Color Wheel™, General Paint™, Deckscapes®, ProGreen®	4,086 Paint Stores Group stores in the United States, Canada, Aruba, Jamaica, Puerto Rico, St. Maarten, Trinidad and Tobago and the Virgin Islands
Architectural paints, stains, coatings, varnishes, protective and marine products, wood finishing products, applicators, aerosols, OEM product finishes and related products	Professional painting contractors, independent paint dealers, industrial maintenance, OEM product finishers and do-it-yourselfers	Sherwin-Williams®, Marson®, Metalatex®, Novacor®, Loxon®, Colorgin®, Sumaré®, Condor®, Krylon®, Kem Tone®, Minwax®, Andina®, Napko™, Martin Senour®, Pratt & Lambert®	291 company-owned stores in Argentina, Brazil, Chile, Colombia, Ecuador, Mexico, Peru and Uruguay. Distribution through dedicated dealers, home centers, distributors, hardware stores, and through licensees in Argentina, El Salvador, Peru and Venezuela
Branded, private-label and licensed brand paints, stains, varnishes, industrial products, wood finishing products, wood preservatives, applicators, corrosion inhibitors, aerosols, caulks and adhesives, and related products	Do-it-yourselfers, professional painting contractors, industrial maintenance and flooring contractors	Dutch Boy®, Krylon®, Minwax®, Thompson's® WaterSeal®, Pratt & Lambert®, Martin Senour®, H&C®, White Lightning®, Dupli-Color®, Rubberset®, Purdy®, Bestt Liebco®, Accurate Dispersions™, Uniflex®, VHT®, Kool Seal®, Snow Roof®, Altax™, Tri-Flow®, Sprayon®, Ronseal™, DuraSeal®, Geocel®, Conco®, Duckback®, Superdeck®, Mason's Select®, HGTV HOME® by Sherwin-Williams	Leading mass merchandisers, home centers, independent paint dealers, hardware stores, craft stores, fine art stores, automotive retailers and industrial distributors in the United States, Canada, Mexico, Poland and United Kingdom
Asset protection products, wood finishes, powder coatings, coatings for plastic and glass, aerosols, high-performance interior and exterior coatings for the automotive, aviation, fleet, heavy truck, material handling, agriculture and construction, and building products markets	Commercial construction, industrial maintenance, OEM applications in military, heavy equipment, electronics, building products, furniture, cabinetry and flooring, automotive jobbers, wholesale distributors, collision repair facilities, dealerships, fleet owners and refinishers, production shops, body builders, manufacturers, and job shops	Sherwin-Williams®, Lazzuril®, Excelo®, Baco®, Planet Color®, AWX Performance Plus™, Ultra™, Ultra-Cure®, Martin Senour®, Kem Aqua®, Sher-Wood®, Powdura®, Polane®, Euronavy®, Inchem®, Sayerlack®, Firetex®, Macropoxy®, Oece™, Arti™, Acrolon®, Sher-Nar®, PermaClad®, Heat-Flex®, Magnalux™, ATX™, Genesis®, Dimension®, Finish 1™, Lanet™, DFL™, Conely™, Envirolastic®, FASTLINE™, AcromaPro®	296 company-operated automotive, industrial and product finishes branches and other operations in the United States, Australia, Belarus, Belgium, Brazil, Canada, Chile, China, Czech Republic, Denmark, Finland, France, Germany, India, Ireland, Italy, Lithuania, Malaysia, Mexico, Norway, Peru, Poland, Portugal, Romania, Russia, Singapore, Spain, Sweden, Thailand, Ukraine, United Kingdom and Vietnam. Distribution in 38 other countries through wholly owned subsidiaries, joint ventures, distributors, export options, and licensees of technology, trademarks and trade names

Paint Stores Group

Sherwin-Williams Paint Stores Group is the leading operator of specialty paint stores in North America, with more than 4,000 stores located throughout the U.S., Canada and the Caribbean region. The stores are the exclusive outlets for Sherwin-Williams® branded paints, stains and supplies.

The Paint Stores Group serves a broad customer base including architectural and industrial painting contractors, residential and commercial builders and remodelers, property owners and managers, OEM product finishers and do-it-yourself homeowners. Net sales for the Group increased 5.2 percent to $7.21 billion in 2015, and segment profit rose 19.3 percent to $1.43 billion, driven by architectural sales volume growth across every end market segment.

With a focus on developing new technologies to continuously improve product performance, the Paint Stores Group introduced approximately 20 new products during the year, including SuperDeck®, a comprehensive deck care finishing system, featuring premium Duckback® technology, to ensure long-lasting performance, easy cleanup and a beautiful finish. The Group also introduced ProMar® self-priming ceiling paint with a super flat finish, good light reflectivity and efficient spray application for a beautiful finished appearance in less time. In addition, the Sherwin-Williams stores launched Sketch Pad™, a dry erase clear gloss coating that can be easily applied over a previously painted surface to turn any open wall space into an erasable message board.

In October 2015, the Group announced a significant technological breakthrough in the Company's new Paint Shield™ product. Paint Shield is the first EPA-registered microbicidal paint that continuously kills 99.9 percent of certain bacteria, including staph* and E. coli within 2 hours of exposure on painted surfaces. By killing these infectious bacteria, Paint Shield offers customers an important new tool to help combat bacteria that can cause hospital-acquired infections. The effectiveness of Paint Shield lasts for up to four years, as long as the integrity of the surface is maintained. Paint Shield is available in Sherwin-Williams stores in the U.S. as of February 2016.

During 2015, Paint Stores Group also launched ColorSnap®, an integrated color selection system. Designed to help consumers and professionals make confident paint color selections in less time, the ColorSnap system includes a mobile app, online color visualizer, designer color tools and in-store display, which combine to provide a completely new way for customers to explore and choose their colors. In addition, the Group's new partnership with Wayfair.com – the largest online retailer of home furnishings in the U.S. – provides paint color recommendations and promotional offers to consumers who are actively involved in the home decorating process.

Paint Stores Group launched the ColorSnap® integrated color selection system (*photo at bottom*), designed to help consumers and professionals make confident paint color selections.

For painting professionals, the Group introduced Sherwin-Williams Pro – a broad selection of tools and information to help contractors increase their productivity and profitability. Tools include ProBuy+, a mobile app, providing easy access to product savings, store locations, product data sheets and other tools needed to run their business; mys-w.com, where users can check account information and make payments; SMS/text communications; the Pro e-newsletter; Sherwin-Williams' *Professional Painting Contractor* magazine; and ProDiscounts.

* Staphylococcus aureus

ACHIEVEMENTS

- **The Paint Stores Group opened 83 net new stores in 2015,** bringing the total number of Sherwin-Williams stores in the U.S., Canada and the Caribbean to 4,086.
- **Paint Stores Group launched 20 new products,** including SuperDeck® comprehensive deck care finishing system featuring premium Duckback® technology. The ColorSnap® integrated color selection system was also introduced during the year. The Group announced Paint Shield™, the first EPA-registered microbicidal paint, which goes on sale in February 2016.
- **Sherwin-Williams ranked "Highest in Customer Satisfaction Among Paint Retailers"[1]** for the third year in a row in the J.D. Power 2015 Paint Satisfaction Study℠.
- **More than 4,600 employees and 2,745 of Sherwin-Williams' stores** participated in community-enhancing projects during National Painting Week.

[1] Sherwin-Williams received the highest numerical scores among paint retailers in the proprietary J.D. Power 2013 – 2015 Paint Satisfaction Studies℠. 2015 study based on responses from 6,250 consumers measuring 7 brands and opinions of consumers who purchased paint within the previous 12 months. Proprietary study results are based on experiences and perceptions of consumers surveyed January-February 2015. Your experiences may vary. Visit jdpower.com

Latin America Coatings Group

The Latin America Coatings Group manufactures and sells a wide range of architectural paints, industrial coatings and related products. Through its company-operated stores, dedicated dealers, home centers, distributors, hardware stores and other retailers, the Group reaches a market of approximately 425 million customers throughout Latin America, including customers in the architectural, protective and marine, product finishes, and automotive markets.

In 2015, Sherwin-Williams continued to expand its presence in Latin America, where the Company is well-known and its brands are highly regarded. For example, Sherwin-Williams is the market leader in architectural paint and wood care in Ecuador. The Company is also the protective and marine products leader in Brazil and Chile through the Company's Sumaré® and Sherwin-Williams® brands, respectively. In the aerosol paint market, the Company's Colorgin brand in Brazil, Marson® brand in Chile and Krylon® brand in Argentina are also market leaders.

The Group debuted two new product lines in 2015 that will be sold in all Latin American countries. The pan-Latin America product offerings streamline ordering and inventory management, and provide global customers with consistent product performance and application. Ultra Protección is a light industrial paint line that delivers the quality, performance and application characteristics consistent with the Company's Pro Industrial™ product line in the U.S. and Canada. Pro Constructor is an interior flat latex paint that delivers a quality finish and excellent durability.

The Latin America Coatings Group opened 15 net new stores in the region in 2015, up from an annual average of three new stores in recent years. As of December 31, 2015, Sherwin-Williams has a total of 291 company-operated stores in Latin America, with 4,545 employees in Argentina, Brazil, Chile, Colombia, Ecuador, Mexico, Peru and Uruguay. Sherwin-Williams also operates 10 manufacturing sites across the region and has subsidiaries in nine countries and licensees with operations in seven countries.

Sherwin-Williams was selected to supply the paint for a significant portion of new construction on the Olympic Village for the Rio 2016 Summer Olympics (*photo at right*).

During the year, the Group continued to expand its Dedicated Dealer program in Latin America. Dedicated dealers are independent businesses that predominantly stock Sherwin-Williams branded products supplied by the Latin America Coatings Group. A total of 86 stores joined the program in 2015, including 13 in Brazil, 14 in Argentina, one in Uruguay and 58 in Mexico, generating 17.1 percent growth in sales in gallons. The Latin America Coatings Group now has a total of 866 dedicated Sherwin-Williams outlets in Latin America.

For the year, the Latin America Coatings Group's net sales stated in U.S. dollars decreased 18.2 percent to $631.0 million, primarily due to unfavorable currency translation rate changes, which decreased sales by 19.3 percent. Segment profit decreased to $18.5 million compared with $40.5 million for the prior year, as the impact of foreign currency translation rate changes reduced segment profit by $16.0 million in 2015.

The Latin America Coatings Group is well-positioned in the region with a competitive advantage due to the strength and popularity of its products and brands. The Group remains focused on growth through dedicated distribution, leveraging technology and best practices, and achieving strong market positions.

ACHIEVEMENTS

- **Latin America Coatings Group opened 15 net new stores** in the region in 2015, up from an annual average of three new stores in recent years.
- **Sales in gallons from the Dedicated Dealer program grew 17.1 percent,** as the program expanded by 86 new stores in 2015. The Group now has a total of 866 dedicated Sherwin-Williams outlets in Latin America.
- **The Group debuted two new product lines in 2015** – Ultra Protección light industrial paint and Pro Constructor interior flat latex paint – which will streamline ordering and inventory management, and provide global customers with consistent product performance and application.

Consumer Group

The Consumer Group offers a strong portfolio of branded and private-label products sold through retailers primarily in North America and in parts of Europe and Latin America. These brands enjoy leading market share positions, with high awareness and preference among do-it-yourself and professional customers. Consumer Group also leads Sherwin-Williams' worldwide architectural coatings research and development effort, and manages a global supply chain consisting of 66 manufacturing plants and 37 distribution centers.

The Consumer Group supplies paint retailers and automotive parts retailers primarily in North America and areas of Europe and Latin America with our well-known branded products, including Thompson's® WaterSeal® exterior waterproofing products, Dutch Boy® and Pratt & Lambert® paint, Minwax® interior wood finishing products, Krylon® aerosol paints, Purdy® paint brushes and rollers, Ronseal™ woodcare products, H&C® Concrete decorative stains, Duckback® exterior wood stains, and Dupli-Color™ automotive aerosol paints.

During 2015, the Group launched the HGTV HOME® by Sherwin-Williams brand paint program in 1,760 Lowe's stores in the U.S. This new product line features new and improved interior and exterior paint lines available at Sherwin-Williams company stores and Lowe's stores in the U.S. Consumers can select from 1,100 shades, including 16 designer-inspired color collections, eight of which are exclusive to Lowe's. These color collections are each designed with 20 coordinating colors that work together in any combination, helping homeowners achieve room-to-room harmony in their homes.

Sales of the HGTV HOME by Sherwin-Williams paint product line helped drive an overall 11.1 percent increase in net sales for the Consumer Group in 2015. For the year, net sales were $1.58 billion, compared with $1.42 billion in 2014. Segment profit was $308.8 million in 2015, up from $252.9 million for the prior year.

Sherwin-Williams' Global Supply Chain supported the launch of more than 40 new products during the year, including the breakthrough Paint Shield™, the first EPA-registered microbicidal paint; and the Pro Constructor paint line, the Group's first Latin American global product launch. The global supply chain continues to facilitate the sharing of systems, tools, processes and best practices among its 103 manufacturing, distribution and logistics locations. To date, 29 of the Company's U.S. sites have earned Star recognition in OSHA's Voluntary Protection Programs, more than any other U.S. paint company. In addition, Sherwin-Williams has 28 facilities globally that are certified to ISO 14001 for environmental management systems and 12 sites globally that are certified to OHSAS 18001 for occupational health and safety management systems. In 2015, the Company formed the Innovation Resource Center to accelerate the sharing of innovative technologies across all Sherwin-Williams business units.

Sales of the HGTV HOME® by Sherwin-Williams paint product line helped drive an overall 11.1 percent increase in net sales for the Consumer Group in 2015.

WILLIAMS
ROOM-TO-ROOM HARMONY

ACHIEVEMENTS

- **The Consumer Group launched the HGTV HOME® by Sherwin-Williams** brand paint program in 1,760 Lowe's stores in the U.S.
- **To date, 29 of the Company's U.S. sites have earned Star recognition** in OSHA's Voluntary Protection Programs, more than any other U.S. paint company.
- **The Consumer Group participated in the launch of more than 40 new products** during the year, including the breakthrough Paint Shield™, the first EPA-registered microbicidal paint; and the Pro Constructor paint line, the Group's first Latin American global product launch.
- **The Company formed the Innovation Resource Center** to accelerate the sharing of innovative technologies across all Sherwin-Williams business units.

Global Finishes Group

The Global Finishes Group serves customers across five continents and nearly 100 countries. It operates approximately 300 facilities worldwide, providing a wide range of OEM product finishes, protective and marine coatings, and automotive finishes to a growing global customer base.

Global Finishes Group net sales stated in U.S. dollars decreased 7.9 percent to $1.92 billion in 2015. Unfavorable currency translation rate changes decreased net sales by 7.5 percent for the year. Segment profit was essentially flat at $201.9 million compared with $201.1 million in 2014, as unfavorable foreign currency translation rate changes decreased segment profit by $26.5 million in 2015. However, segment profit as a percent of sales improved for the year, due to greater operating efficiencies and good expense control.

To meet the needs of a growing OEM customer base, the Group opened several new facilities during 2015, including an Asia headquarters office in Shanghai, a product finishes lab and blending facility in Indonesia, powder plants in Mexico and Poland, a manufacturing facility in Guadalajara, Mexico, and an industrial products lab in Germany. Product introductions for the OEM market included Polane® 8400, a biocompatible and chemically resistant coating for medical devices; Kem Aqua® 8710 water reducible alkyd fast dry enamel system for general industrial markets; Kem Aqua® 5001 and 5002 waterbase fluoropolymer coatings designed for the vinyl window market; and Ultra-Cure® clear and pigmented UV wood coatings for the kitchen cabinet and furniture markets.

Sherwin-Williams continues to lead the protective and marine coatings market in the development of unique and differentiated products. The Company is the North American market leader in protective and light industrial coatings. New products introduced during the year included Dura-Plate® 6100, an innovative coating that helps restore crumbling concrete water structures and effectively extend the life of municipalities' water infrastructure assets by many years; and Heat-Flex® 3500, which helps prevent pipe corrosion in refineries and chemical processing plants and provides an extra level of insulation.

To meet the needs of a growing customer base, the Global Finishes Group opened an Asia headquarters office in Shanghai, and new facilities in Germany, Indonesia, Mexico and Poland.

In automotive finishes, the Group holds the number-one market share position in vehicle and fleet refinishing in Central and South America. In North America, Sherwin-Williams is among the top three brands in automotive refinishing, and the leader in the production shop segment. During the year, the automotive finishes business introduced new categories of its FASTLINE™ performance- and commercial-grade Associated Products, including safety products, aerosol coatings and automotive detailing products. To serve the aviation industry, Sherwin-Williams expanded its SKYScapes® basecoat-clearcoat paint system, which provides airlines, plane owners and aircraft designers with a broad selection of color options, and enables MRO facilities and their paint shops to offer faster turnaround and adopt lean production techniques. The Group also introduced the SkyMatch™ Color Management System, a web-based platform that connects users to thousands of aerospace color formulations.

ACHIEVEMENTS

- **The Global Finishes Group expanded its OEM capabilities** and reach by opening an Asia headquarters office in Shanghai, and new facilities in Germany, Indonesia, Mexico and Poland.
- **Sherwin-Williams received the 2015 Project-of-the-Year Award** for Weapons Systems and Platforms from the U.S. Department of Defense's Strategic Environmental Research and Development Program (SERDP) for the Company's Chemical Agent Resistant Coatings (CARC) that are solvent-free, emit nearly zero VOCs, can be recycled and are compatible with existing CARC systems.
- **The Society for Protective Coatings** presented Sherwin-Williams Protective & Marine with the prestigious George Campbell Award for the painting of Lay Dam, owned by Alabama Power Company.
- **The Global Finishes Group introduced new categories** of its FASTLINE™ performance- and commercial-grade Associated Products for the automotive finishes market, including safety products, aerosol coatings and automotive detailing products.

Shareholder Returns

COMPARISON OF CUMULATIVE FIVE-YEAR TOTAL RETURN

$350
$300
$250
$200
$150
$100
2010
2011
2012
2013
2014
2015
Sherwin-Williams Co.
S&P 500 Index
Peer Group

Peer group of companies comprised of the following: Akzo Nobel N.V., BASF SE, H.B. Fuller Company, Genuine Parts Company, The Home Depot, Inc., Lowe's Companies, Inc., Masco Corporation, Newell Rubbermaid Inc., PPG Industries, Inc., RPM International Inc., Stanley Black & Decker Inc., USG Corporation and The Valspar Corporation.

STOCK REPURCHASE (millions of shares)

15.00
12.00
9.00
6.00
3.00
0.00
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
137.3	130.9	118.2	114.5	108.8	105.7	103.9	103.0	98.1	94.0

Average Common Shares Outstanding (fully diluted, in millions)

DIVIDENDS PER SHARE

$3.00
$2.50
$2.00
$1.50
$1.00
$.50
$0.00
79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15

FIVE-YEAR RETURN

The graph at left compares the cumulative five-year total shareholder return on Sherwin-Williams common stock with the cumulative five-year total return of the companies listed on the Standard & Poor's 500 Stock Index and a peer group of companies selected on a line-of-business basis. The cumulative five-year total return assumes $100 was invested on December 31, 2010 in Sherwin-Williams common stock, the S&P 500 and the peer group. The cumulative five-year total return, including reinvestment of dividends, represents the cumulative value through December 31, 2015.

RETURNING CASH TO SHAREHOLDERS

We have consistently returned a portion of our cash generated from operations to shareholders through cash dividends and share repurchases. In 2015, the Company increased its cash dividend 21.8 percent to $2.68 per share, marking the 37th consecutive year we increased our dividend. Share repurchases are also an efficient way of returning cash to shareholders in that they return sellers' investment at market value and maximize the value of the remaining shares outstanding. In 2015, we purchased 3.58 million shares on the open market. Over the past 10 years, we have reduced our average diluted common shares outstanding by more than 43 million shares.

FINANCIAL PERFORMANCE

FINANCIAL TABLE OF CONTENTS

Financial Summary	20

Management’s Discussion and Analysis of Financial Condition and Results of Operations	21

Reports of Management and the Independent Registered Public Accounting Firm	38

Consolidated Financial Statements and Notes	42

Cautionary Statement Regarding Forward-Looking Information	76

Shareholder Information	77

Corporate Officers and Operating Management	78

FINANCIAL SUMMARY
(millions of dollars except as noted and per share data)

	2015		2014		2013		2012		2011
Operations
Net sales	$11,339		$11,130		$10,186		$9,534		$8,766
Cost of goods sold	5,780		5,965		5,569		5,328		5,021
Selling, general and administrative expenses	3,914		3,823		3,468		3,260		2,961
Impairments and dissolution							4		5
Interest expense	62		64		63		43		42
Income before income taxes	1,549		1,258		1,086		907		742
Net income	1,054		866		753		631		442
Financial Position
Accounts receivable - net	$1,114		$1,131		$1,098		$1,033		$990
Inventories	1,019		1,034		971		920		927
Working capital - net	517		(114)		630		1,273		99
Property, plant and equipment - net	1,042		1,021		1,021		966		957
Total assets	5,792		5,706		6,383		6,235		5,229
Long-term debt	1,920		1,123		1,122		1,632		639
Total debt	1,963		1,805		1,722		1,705		993
Shareholders’ equity	868		996		1,775		1,792		1,517
Per Common Share Information
Average shares outstanding (thousands)	92,197		96,190		100,898		101,715		103,471
Book value	$9.41		$10.52		$17.72		$17.35		$14.61
Net income - diluted (1)	11.16		8.78		7.26		6.02		4.14
Net income - basic (1)	11.38		8.95		7.41		6.15		4.22
Cash dividends	2.68		2.20		2.00		1.56		1.46
Financial Ratios
Return on sales	9.3%		7.8%		7.4%		6.6%		5.0%
Asset turnover	2.0	x	2.0	x	1.6	x	1.5	x	1.7	x
Return on assets	18.2%		15.2%		11.8%		10.1%		8.4%
Return on equity (2)	105.8%		48.8%		42.0%		41.6%		27.5%
Dividend payout ratio (3)	30.5%		30.3%		33.2%		37.7%		34.7%
Total debt to capitalization	69.3%		64.4%		49.2%		48.8%		39.6%
Current ratio	1.2		1.0		1.2		1.7		1.0
Interest coverage (4)	26.1	x	20.6	x	18.3	x	22.2	x	18.4	x
Net working capital to sales	4.6%		(1.0)%		6.2%		13.3%		1.1%
Effective income tax rate (5)	32.0%		31.2%		30.7%		30.4%		40.4%
General
Capital expenditures	$234		$201		$167		$157		$154
Total technical expenditures (6)	150		155		144		140		130
Advertising expenditures	338		299		263		247		227
Repairs and maintenance	99		96		87		83		78
Depreciation	170		169		159		152		151
Amortization of intangible assets	28		30		29		27		30
Shareholders of record (total count)	6,987		7,250		7,555		7,954		8,360
Number of employees (total count)	40,706		39,674		37,633		34,154		32,988
Sales per employee (thousands of dollars)	$279		$281		$271		$279		$266
Sales per dollar of assets	1.96		1.95		1.60		1.53		1.68

(1)	All earnings per share amounts are presented using the two-class method. See Note 15.

(2)	Based on net income and shareholders’ equity at beginning of year.

(3)	Based on cash dividends per common share and prior year’s diluted net income per common share.

(4)	Ratio of income before income taxes and interest expense to interest expense.

(5)	Based on income before income taxes.

(6)	See Note 1, page 49 of this report, for a description of technical expenditures.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY
The Sherwin-Williams Company, founded in 1866, and its consolidated wholly owned subsidiaries (collectively, the “Company”) are engaged in the development, manufacture, distribution and sale of paint, coatings and related products to professional, industrial, commercial and retail customers primarily in North and South America with additional operations in the Caribbean region, Europe and Asia. The Company is structured into four reportable segments – Paint Stores Group, Consumer Group, Global Finishes Group and Latin America Coatings Group (collectively, the “Reportable Segments”) – and an Administrative Segment in the same way it is internally organized for assessing performance and making decisions regarding allocation of resources. See pages 8 through 17 of this report and Note 18, on pages 72 through 75 of this report, for more information concerning the Reportable Segments.
The Company’s financial condition, liquidity and cash flow continued to be strong in 2015 as net operating cash topped $1.000 billion for the third straight year primarily due to improved operating results in our Paint Stores and Consumer Groups. Net working capital increased $630.9 million at December 31, 2015 compared to 2014 due to a significant decrease in current liabilities and an increase in current assets. Cash and cash equivalents along with cash flow from operations were used primarily to purchase $1.035 billion in treasury stock. Short-term borrowings decreased $640.0 million due to strong cash flow and issuance of long-term debt. On July 28, 2015, the Company issued $400.0 million of 3.45% Senior Notes due 2025 and $400.0 million of 4.55% Senior Notes due 2045. The proceeds will be used for general corporate purposes, including repayment of a portion of the Company’s outstanding short-term borrowings. The Company has been able to arrange sufficient short-term borrowing capacity at reasonable rates, and the Company has sufficient total available borrowing capacity to fund its current operating needs. Net operating cash increased $365.9 million to $1.447 billion in 2015 from $1.082 billion in 2014. Strong net operating cash provided the funds necessary to invest in new stores, manufacturing and distribution facilities, renovate and convert acquired stores, and return cash to shareholders through dividends and treasury stock purchases.
Results of operations for the Company were strong and improved in many areas in 2015, primarily due to an improving domestic architectural paint market. Consolidated net sales increased 1.9 percent in 2015 to $11.339 billion from $11.130 billion in 2014 due primarily to higher paint sales volume in the Paint Stores and Consumer Groups. Consolidated gross profit as a percent of consolidated net sales increased to 49.0 percent in 2015 from 46.4 percent in 2014 due primarily to increased paint sales volume and improved operating efficiency. Gross profit in

2014 included a titanium dioxide suppliers antitrust class action lawsuit settlement of $21.4 million received by the Company in the fourth quarter of 2014 (the "2014 TiO2 settlement"). Selling, general and administrative expenses (SG&A) increased $90.6 million in 2015 compared to 2014 and increased as a percent of consolidated net sales to 34.5 percent in 2015 as compared to 34.3 percent in 2014 due primarily due to new stores openings and expenses related to the launch of a new paint program at a national retailer partially offset by foreign currency translation rate fluctuations. Lower average borrowing rates more than offset higher average borrowing levels on total debt throughout 2015 resulting in decreased interest expense of $2.4 million in 2015. The effective income tax rate was 32.0 percent for 2015 and 31.2 percent for 2014. Diluted net income per common share increased 27.1 percent to $11.16 per share for 2015 from $8.78 per share a year ago.
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
All of the significant accounting policies that were followed in the preparation of the consolidated financial statements are disclosed in Note 1, on pages 46 through 49, of this report. The following procedures and assumptions utilized by management directly impacted many of the reported amounts in the consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Non-Traded Investments
The Company has investments in the U.S. affordable housing and historic renovation real estate markets and certain other investments that have been identified as variable interest entities. The Company does not have the power to direct the day-to-day operations of the investments and the risk of loss is limited to the amount of contributed capital, and therefore, the Company is not considered the primary beneficiary. In accordance with the Consolidation Topic of the ASC, the investments are not consolidated. For affordable housing investments entered into prior to the January 1, 2015 adoption of ASU No. 2014-01, the Company uses the effective yield method to determine the carrying value of the investments. Under the effective yield method, the initial cost of the investments is amortized to income tax expense over the period that the tax credits are recognized. For affordable housing investments entered into on or after the January 1, 2015 adoption of ASU No. 2014-01, the Company uses the proportional amortization method. Under the proportional amortization method, the initial cost of the investments is amortized to income tax expense in proportion to the tax credits and other tax benefits received. The Company has no ongoing capital commitments, loan requirements or guarantees with the general partners that would require any future cash contributions other than the contractually committed capital contributions that are disclosed in the contractual obligations table on page 29 of this report. See Note 1, on page 46 of this report, for more information on non-traded investments.
Accounts Receivable
Accounts receivable were recorded at the time of credit sales net of provisions for sales returns and allowances. All provisions for allowances for doubtful collection of accounts are included in Selling, general and administrative expenses and were based on management’s best judgment and assessment, including an analysis of historical bad debts, a review of the aging of Accounts receivable and a review of the current creditworthiness of customers. Management recorded allowances for such accounts which were believed to be uncollectible, including amounts for the resolution of potential credit and other collection issues such as disputed invoices, customer satisfaction claims and pricing discrepancies. However, depending on how such potential issues are resolved, or if the financial condition of any of the Company’s customers were to deteriorate and their ability to make required payments became impaired, increases in these allowances may be required. At December 31, 2015, no individual customer constituted more than 5 percent of Accounts receivable.

Inventories
Inventories were stated at the lower of cost or market with cost determined principally on the last-in, first-out (LIFO) method based on inventory quantities and costs determined during the fourth quarter. Inventory quantities were adjusted during the fourth quarter as a result of annual physical inventory counts taken at all locations. If inventories accounted for on the LIFO method are reduced on a year-over-year basis, then liquidation of certain quantities carried at costs prevailing in prior years occurs. Management recorded the best estimate of net realizable value for obsolete and discontinued inventories based on historical experience and current trends through reductions to inventory cost by recording a provision included in Cost of goods sold. Where management estimated that the reasonable market value was below cost or determined that future demand was lower than current inventory levels, based on historical experience, current and projected market demand, current and projected volume trends and other relevant current and projected factors associated with the current economic conditions, a reduction in inventory cost to estimated net realizable value was made. See Note 3, on page 50 of this report, for more information regarding the impact of the LIFO inventory valuation.
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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As required by the Goodwill and Other Intangibles Topic of the ASC, management performs impairment tests of goodwill and indefinite-lived intangible assets on an annual basis, as well as whenever an event occurs or circumstances change that indicate impairment has more likely than not occurred. The qualitative assessment allows companies to skip the annual two-step quantitative test if it is not more likely than not that impairment has occurred based on monitoring key Company financial performance metrics and macroeconomic conditions. The optional qualitative assessment is performed when deemed appropriate.
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

The Company had six reporting units with goodwill as of October 1, 2015, the date of the annual impairment test. The fair values of each of the reporting units exceeded their respective carrying values by more than ten percent and no goodwill impairment was recorded in 2015. The Company performed a sensitivity analysis on the discount rate, which is a significant assumption in the calculation of the fair values. With a one percentage point increase in the discount rate, the reporting units would continue to have fair values in excess of their respective carrying values.
In accordance with the Goodwill and Other Intangibles Topic of the ASC, management tests indefinite-lived intangible assets for impairment at the asset level, as determined by appropriate asset valuations at acquisition. Management utilizes the royalty savings method and valuation model to determine the estimated fair value for each indefinite-lived intangible asset or trademark. In this method, management estimates the royalty savings arising from the ownership of the intangible asset. The key assumptions used in estimating the royalty savings for impairment testing include discount rates, royalty rates, growth rates, sales projections and terminal value rates. Discount rates used are similar to the rates developed by the WACC methodology considering any differences in Company-specific risk factors between reporting units and trademarks. Royalty rates are established by management and valuation experts and periodically substantiated by valuation experts. Operational management, considering industry and Company-specific historical and projected data, develops growth rates and sales projections for each significant trademark. Terminal value rate determination follows common methodology of capturing the present value of perpetual sales estimates beyond the last projected period assuming a constant WACC and low long-term growth rates. The royalty savings valuation methodology and calculations used in 2015 impairment testing are consistent with prior years.
The discounted cash flow and royalty savings valuation methodologies require management to make certain assumptions based upon information available at the time the valuations are performed. Actual results could differ from these assumptions. Management believes the assumptions used are reflective of what a market participant would have used in calculating fair value considering the current economic conditions. See Notes 2 and 4, on pages 50 through 51 of this report, for a discussion of businesses acquired, the estimated fair values of goodwill and identifiable intangible assets recorded at acquisition date and reductions in carrying value of goodwill and indefinite-lived intangible assets recorded as a result of impairment tests in accordance with the Goodwill and Other Intangibles Topic of the ASC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Property, Plant and Equipment and Impairment of Long-Lived Assets
Property, plant and equipment was stated on the basis of cost and depreciated principally on a straight-line basis using industry standards and historical experience to estimate useful lives. In accordance with the Property, Plant and Equipment Topic of the ASC, if events or changes in circumstances indicated that the carrying value of long-lived assets may not be recoverable or the useful life had changed, impairment tests were performed or the useful life was adjusted. Undiscounted future cash flows were used to calculate the recoverable value of long-lived assets to determine if such assets were impaired. Where impairment was identified, management determined fair values for assets using a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each group of assets. Growth models were developed using both industry and company historical results and forecasts. If the usefulness of an asset was determined to be impaired, then management estimated a new useful life based on the period of time for projected uses of the asset. Such models and changes in useful life required management to make certain assumptions based upon information available at the time the valuation or determination was performed. Actual results could differ from these assumptions. Management believes the assumptions used are reflective of what a market participant would have used in calculating fair value or useful life considering the current economic conditions. All tested long-lived assets or groups of long-lived assets had undiscounted cash flows that were substantially in excess of their carrying value, except as noted in Note 4. See Notes 4 and 5, on pages 50 through 53 of this report, for a discussion of the reductions in carrying value or useful life of long-lived assets in accordance with the Property, Plant and Equipment Topic of the ASC.
Exit or Disposal Activities
Management is continually re-evaluating the Company’s operating facilities against its long-term strategic goals. Liabilities associated with exit or disposal activities are recognized as incurred in accordance with the Exit or Disposal Cost Obligations Topic of the ASC and property, plant and equipment is tested for impairment in accordance with the Property, Plant and Equipment Topic of the ASC. Provisions for qualified exit costs are made at the time a facility is no longer operational, include amounts estimated by management and primarily include post-closure rent expenses or costs to terminate the contract before the end of its term and costs of employee terminations. Adjustments may be made to liabilities accrued for qualified exit costs if information becomes available upon which more accurate amounts can be reasonably estimated. If impairment of property, plant and equipment exists, then the carrying value is reduced to fair value estimated by management. Additional impairment may be recorded for subsequent revisions in estimated fair value. See Note 5, on pages 51 through 53 of this report, for information concerning impairment of property, plant and equipment and accrued qualified exit costs.
Other Liabilities
The Company retains risk for certain liabilities, primarily worker’s compensation claims, employee medical benefits, and automobile, property, general and product liability claims. Estimated amounts were accrued for certain worker’s compensation, employee medical and disability benefits, automobile and property claims filed but unsettled and estimated claims incurred but not reported based upon management’s estimated aggregate liability for claims incurred using historical experience, actuarial assumptions followed in the insurance industry and actuarially-developed models for estimating certain liabilities. Certain estimated general and product liability claims filed but unsettled were accrued based on management’s best estimate of ultimate settlement or actuarial calculations of potential liability using industry experience and actuarial assumptions developed for similar types of claims.
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
A reduction in the over-funded status of the Company’s defined benefit pension plans at December 31, 2008 due to the decrease in market value of equity securities held by the plans increased the future amortization of actuarial losses recognized in Cumulative comprehensive loss. This amortization increased net pension costs in 2013, 2014 and 2015. An increase in market value of equity securities held by the plans during 2013 and 2014 will decrease the future amortization of actuarial losses recognized in Cumulative comprehensive loss. The deficit in market value of equity securities held by the plans versus the expected returns in 2015 will increase the future amortization of actuarial losses. The amortization of actuarial losses on plan assets, only partially offset by an increase in discount rates on projected benefit obligations, will increase net pension costs in 2016. See Note 6, on pages 54 through 59 of this report, for information concerning the Company’s defined benefit pension plans and postretirement benefit plans other than pensions.
Debt
The fair values of the Company’s publicly traded long-term debt were based on quoted market prices. The fair values of the Company’s non-traded long-term debt were estimated using discounted cash flow analyses, based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. See Note 1, on page 46 of this report, for the carrying amounts and fair values of the Company’s long-term debt, and Note 7, on page 60 of this report, for a description of the Company’s long-term debt arrangements.
Environmental Matters
The Company is involved with environmental investigation and remediation activities at some of its currently and formerly owned sites and at a number of third-party sites. The Company accrues for environmental-related activities for which commitments or clean-up plans have been developed and for which costs can be reasonably estimated based on industry standards and professional judgment. All accrued amounts were recorded on an undiscounted basis. Environmental-related expenses included direct costs of investigation and remediation and indirect costs such as compensation and benefits for employees directly involved in the investigation and remediation activities and fees paid to outside engineering, actuarial, consulting and law firms. Due to uncertainties surrounding environmental investigations and remediation activities, the Company’s ultimate liability may result in costs that are significantly higher than currently accrued. See page 29 and Note 8, on pages 60 through 62 of this report, for information concerning the accrual for extended environmental-related activities and a discussion concerning unaccrued future loss contingencies.
Litigation and Other Contingent Liabilities
In the course of its business, the Company is subject to a variety of claims and lawsuits, including, but not limited to, litigation relating to product liability and warranty, personal injury, environmental, intellectual property, commercial, contractual and antitrust claims. Management believes that the Company has properly accrued for all known liabilities that existed and those where a loss was deemed probable for which a fair value was available or an amount could be reasonably estimated in accordance with all present U.S. generally accepted accounting principles. However, because litigation is inherently subject to many uncertainties and the ultimate result of any present or future litigation is unpredictable, the Company’s ultimate liability may result in costs that are significantly higher than currently accrued. In the event that the Company’s loss contingency is ultimately determined to be significantly higher than currently accrued, the recording of the liability may result in a material impact on net income for the annual or interim period during which such liability is accrued. Additionally, due to the uncertainties involved, any potential liability determined to be attributable to the Company arising out of such litigation may have a material adverse effect on the Company’s results of operations, liquidity or financial condition. See Note 9 on pages 62 through 65 of this report for information concerning litigation.
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
See Note 14, on pages 69 and 70 of this report, for information concerning the Company’s unrecognized tax benefits, interest and penalties and current and deferred tax expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Stock-Based Compensation
The cost of the Company’s stock-based compensation is recorded in accordance with the Stock Compensation Topic of the ASC. The Company follows the “modified prospective” method as described in the Topic whereby compensation cost is recognized for all share-based payments granted after December 31, 2005.
The Company estimates the fair value of option rights using a Black-Scholes-Merton option pricing model which requires management to make estimates for certain assumptions. Management and a consultant continuously review the following significant assumptions: risk-free interest rate, expected life of options, expected volatility of stock and expected dividend yield of stock. An increase or decrease in the assumptions or economic events outside management’s control could have a direct impact on the Company’s results of operations. See Note 12, on pages 67 and 68 of this report, for more information on stock-based compensation.
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

FINANCIAL CONDITION, LIQUIDITY AND CASH FLOW
Overview
The Company’s financial condition, liquidity and cash flow continued to be strong in 2015 as net operating cash topped $1.000 billion for the third straight year primarily due to improved operating results in our Paint Stores and Consumer Groups. Net working capital increased $630.9 million at December 31, 2015 compared to 2014 due to a significant decrease in current liabilities and an increase in current assets. Cash and cash equivalents along with cash flow from operations were used primarily to purchase $1.035 billion in treasury stock. Short-term borrowings decreased $640.0 million due to strong cash flow and issuance of long-term debt. On July 28, 2015, the Company issued $400.0 million of 3.45% Senior Notes due 2025 and $400.0 million of 4.55% Senior Notes due 2045. See the section that follows for more information regarding Net Working Capital. Total debt at December 31, 2015 increased $157.4 million to $1.963 billion from $1.805 billion at December 31, 2014 due primarily to the debt issuance on July 28, 2015. Total debt increased as a percentage of total capitalization to 69.3 percent from 64.4 percent at the end of 2014. At December 31, 2015, the Company had remaining borrowing ability of $2.078 billion.
Net operating cash increased $365.9 million to $1.447 billion in 2015 from $1.082 billion in 2014 due primarily to an increase in net income of $188.0 million and a reduction in working capital of $188.9 million due to timing of payments. Net operating cash increased as a percent to sales to 12.8 percent in 2015 compared to 9.7 percent in 2014. Strong Net operating cash provided the funds necessary to invest in new stores, manufacturing and distribution facilities, renovate and convert acquired stores and return cash to shareholders through dividends and treasury stock purchases. In 2015, the Company used Net operating cash and Cash and cash equivalents on hand to purchase $1.035 billion in treasury stock, spend $234.3 million in capital additions and improvements and pay $249.6 million in cash dividends to its shareholders of common stock.
Net Working Capital
Total current assets less Total current liabilities (net working capital) increased $630.9 million to a surplus of $517.0 million at December 31, 2015 from a deficit of $113.9 million at December 31, 2014. The net working capital increase is due to a significant decrease in current liabilities and an increase in current assets. Cash and cash equivalents increased $165.0 million. Short-term borrowings decreased $640.0 million. Accounts payable increased $115.4 million while Accrued taxes decreased $5.6 million and all other current liabilities, excluding current portion of long-term debt, decreased $8.5 million. Accounts receivable were

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

down $16.3 million, Inventories were down $15.0 million and Deferred tax net assets were down $21.2 million while the remaining current assets decreased $20.4 million. The Company has sufficient total available borrowing capacity to fund its current operating needs. The significant decrease in Short-term borrowings and significant increase in Cash and cash equivalents caused the Company’s current ratio to improve to 1.24 at December 31, 2015 from 0.96 at December 31, 2014. Accounts receivable as a percent of Net sales decreased to 9.8 percent in 2015 from 10.2 percent in 2014. Accounts receivable days outstanding decreased to 54 days in 2015 from 55 days in 2014. In 2015, provisions for allowance for doubtful collection of accounts decreased $4.3 million, or 8.1 percent. Inventories decreased slightly as a percent of Net sales to 9.0 percent in 2015 from 9.3 percent in 2014 due primarily to tighter inventory management. Inventory days outstanding was down at 83 days in 2015 versus 86 days in 2014. Accounts payable increased in 2015 to $1.158 billion compared to $1.042 billion last year due primarily to increased purchases to service higher sales levels and timing of payments.
Goodwill and Intangible Assets
Goodwill, which represents the excess of cost over the fair value of net assets acquired in purchase business combinations, decreased $15.0 million in 2015 due primarily to foreign currency translation rate fluctuations.
Intangible assets decreased $33.8 million in 2015. Decreases from amortization of finite-lived intangible assets of $28.2 million and foreign currency translation rate fluctuations of $7.9 million were partially offset by $2.4 million of capitalized software costs. Acquired finite-lived intangible assets included assets such as covenants not to compete, customer lists and product formulations. Costs related to designing, developing, obtaining and implementing internal use software are capitalized and amortized in accordance with the Goodwill and Other Intangibles Topic of the ASC. See Notes 2 and 4, on pages 50 through 51 of this report, for a description of acquired goodwill, identifiable intangible assets and asset impairments recorded in accordance with the Goodwill and Other Intangibles Topic of the ASC and summaries of the remaining carrying values of goodwill and intangible assets.
Deferred Pension and Other Assets
Deferred pension assets of $244.9 million at December 31, 2015 represent the excess of the fair value of assets over the actuarially determined projected benefit obligations, primarily of the domestic salaried defined benefit pension plan. The decrease in Deferred pension assets during 2015 of $5.3 million, from $250.1 million last year, was due primarily to a decrease in the fair value of equity securities held by the salaried defined benefit pension plan partially offset by a decrease in the projected benefit obligations resulting from changes in actuarial assumptions. In accordance with the accounting prescribed by the Retirement Benefits Topic of the ASC, the decrease in the value of the Deferred pension assets is offset in Cumulative other comprehensive loss and is amortized as a component of Net pension costs over a defined period of pension service. See Note 6, on pages 54 through 59 of this report, for more information concerning the excess fair value of assets over projected benefit obligations of the salaried defined benefit pension plan and the amortization of actuarial gains or losses relating to changes in the excess assets and other actuarial assumptions.
Other assets increased $26.9 million to $447.5 million at December 31, 2015 due primarily to long-term deposits and net increases in other investments.
Property, Plant and Equipment
Net property, plant and equipment increased $20.8 million to $1.042 billion at December 31, 2015 due primarily to capital expenditures of $234.3 million partially offset by depreciation expense of $170.3 million, sale or disposition of assets with remaining net book value of $10.5 million and currency translation adjustments of $32.6 million. Capital expenditures during 2015 in the Paint Stores Group were primarily attributable to the opening of new paint stores, renovation and conversion of acquired stores and improvements in existing stores. In the Consumer Group, capital expenditures during 2015 were primarily attributable to improvements and normal equipment replacements in manufacturing and distribution facilities. Capital expenditures in the Global Finishes Group were primarily attributable to improvements in existing manufacturing and distribution facilities. The Administrative Segment incurred capital expenditures primarily for information systems hardware. In 2016, the Company expects to spend more than 2015 for capital expenditures. The predominant share of the capital expenditures in 2016 is expected to be for various productivity improvement and maintenance projects at existing manufacturing, distribution and research and development facilities, new store openings and new or upgraded information systems hardware. The Company does not anticipate the need for any specific long-term external financing to support these capital expenditures.
Debt
There were no borrowings outstanding under the domestic commercial paper program at December 31, 2015 and 2013, respectively. There were $625.9 million in borrowings outstanding under this program at December 31, 2014 with a weighted-average interest rate of 0.3 percent. Borrowings outstanding

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

under various foreign programs at December 31, 2015 were $39.5 million with a weighted-average interest rate of 7.0 percent. At December 31, 2014 and December 31, 2013, foreign borrowings were $53.6 million and $96.6 million with weighted-average interest rates of 6.0 percent and 7.8 percent, respectively. Long-term debt, including the current portion, increased $797.4 million during 2015 resulting primarily from long-term debt issued in 2015. On July 28, 2015, the Company issued $400.0 million of 3.45% Senior Notes due 2025 and $400.0 million of 4.55% Senior Notes due 2045. The notes are covered under a shelf registration filed with the Securities and Exchange Commission on July 28, 2015. The proceeds will be used for general corporate purposes, including repayment of a portion of the Company’s outstanding short-term borrowings.
On July 16, 2015, the Company and three of its wholly-owned subsidiaries, Sherwin-Williams Canada, Inc. (SW Canada), Sherwin-Williams Luxembourg S.à r.l. (SW Lux) and Sherwin-Williams UK Holding Limited, entered into a new five-year $1.350 billion credit agreement. The credit agreement is being used for general corporate purposes, including the financing of working capital requirements. The credit agreement replaced the previous credit agreements for each of the Company, SW Canada and SW Lux, dated July 8, 2011, June 29, 2012 and September 19, 2012, as amended, respectively. The credit agreement allows the Company to extend the maturity of the facility with two one-year extension options and to increase the aggregate amount of the facility to $1.850 billion, both of which are subject to the discretion of each lender. At December 31, 2015, there was $21.7 million of borrowings outstanding under this credit agreement.
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
See Note 7, on page 60 of this report, for a detailed description of the Company’s debt outstanding and other available financing programs.
Defined Benefit Pension and Other Postretirement Benefit Plans
In accordance with the accounting prescribed by the Retirement Benefits Topic of the ASC, the Company’s total liability for unfunded or underfunded defined benefit pension plans decreased $3.6 million to $50.6 million primarily due to changes in the actuarial assumptions of the Company's foreign plans. Postretirement benefits other than pensions decreased

$31.8 million to $263.4 million at December 31, 2015 due primarily to changes in the actuarial assumptions.
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
The assumed discount rate used to determine the actuarial present value of projected defined benefit pension and other postretirement benefit obligations for domestic plans was increased from 3.95 percent to 4.40 percent at December 31, 2015 due to increased rates of high-quality, long-term investments and foreign defined benefit pension plans had similar discount rate increases for the same reasons. The rate of compensation increases used to determine the projected benefit obligations decreased to 3.1 percent in 2015 from 4.0 percent for domestic pension plans and was slightly higher on most foreign plans. In deciding on the rate of compensation increases, management considered historical Company increases as well as expectations for future increases. The expected long-term rate of return on assets remained at 6.0 percent for 2015 for domestic pension plans and was slightly lower for most foreign plans. In establishing the expected long-term rate of return on plan assets for 2015, management considered the historical rates of return, the nature of investments and an expectation for future investment strategies. The assumed health care cost trend rates used to determine the net periodic benefit cost of postretirement benefits other than pensions for 2015 were 6.5 percent for medical and prescription drug cost increases, both decreasing gradually to 4.5 percent in 2024. The assumed health care cost trend rates used to determine the benefit obligation at December 31, 2015 were between 11.5 percent and 5.0 percent for medical and prescription drug cost increases. In developing the

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

assumed health care cost trend rates, management considered industry data, historical Company experience and expectations for future health care costs.
For 2016 Net pension cost and Net periodic benefit cost recognition for domestic plans, the Company will use a discount rate of 4.40 percent, an expected long-term rate of return on assets of 6.0 percent, a rate of compensation increase of 3.1 percent and cost trend rates between 5.0 percent and 11.5 percent for health care and prescription drug cost increases. Slightly lower discount rates, rates of compensation increases and expected long-term rates of return on plan assets will be used for most foreign plans. Use of these assumptions and amortization of actuarial gains will result in a domestic Net pension cost in 2016 that is expected to be approximately $7.2 million higher than in 2015 and a Net periodic benefit cost for postretirement benefits other than pensions that is expected to decrease $3.5 million in 2016 compared to 2015. See Note 6, on pages 54 through 59 of this report, for more information on the Company’s obligations and funded status of its defined benefit pension plans and postretirement benefits other than pensions.
Other Long-Term Liabilities
Other long-term liabilities decreased $14.9 million during 2015 due primarily to a decrease in long-term commitments related to the affordable housing and historic renovation real estate properties of $30.1 million, a decrease in non-current deferred tax liabilities of $5.7 million, and a decrease in long-term pension liabilities of $4.3 million partially offset by an increase in accruals for extended environmental-related liabilities of $15.6 million.

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
Depreciation of capital expenditures and other expenses related to ongoing environmental compliance measures were included in the normal operating expenses of conducting business. The Company’s capital expenditures, depreciation and other expenses related to ongoing environmental compliance measures were not material to the Company’s financial condition, liquidity, cash flow or results of operations during 2015. Management does not expect that such capital expenditures, depreciation and other expenses will be material to the Company’s financial condition, liquidity, cash flow or results of operations in 2016. See Note 8, on pages 60 through 62 of this report, for further information on environmental-related long-term liabilities.

Contractual Obligations and Commercial Commitments
The Company has certain obligations and commitments to make future payments under contractual obligations and commercial commitments. The following table summarizes such obligations and commitments as of December 31, 2015:

(thousands of dollars)	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Long-term debt	$1,927,688	$3,154	$700,818	$315	$1,223,401
Operating leases	1,420,549	317,843	501,728	318,078	282,900
Short-term borrowings	39,462	39,462
Interest on Long-term debt	1,147,842	62,828	115,652	106,160	863,202
Purchase obligations (a)	52,052	52,052
Other contractual obligations (b)	212,965	93,572	52,072	44,956	22,365
Total contractual cash obligations	$4,800,558	$568,911	$1,370,270	$469,509	$2,391,868

(a)	Relate to open purchase orders for raw materials at December 31, 2015.

(b)	Relate primarily to estimated future capital contributions to investments in the U.S. affordable housing and historic renovation real estate partnerships and various other contractual obligations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	Amount of Commitment Expiration Per Period
Commercial Commitments	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Standby letters of credit	$45,407	$45,407
Surety bonds	64,470	64,470
Other commercial commitments	17,747	17,747
Total commercial commitments	$127,624	$127,624	$—	$—	$—
Warranties
The Company offers product warranties for certain products. The specific terms and conditions of such warranties vary depending on the product or customer contract requirements. Management estimated the costs of unsettled product warranty claims based on historical results and experience. Management periodically assesses the adequacy of the accrual for product warranty claims and adjusts the accrual as necessary. Changes in the Company’s accrual for product warranty claims during 2015, 2014 and 2013, including customer satisfaction settlements during the year, were as follows:

(thousands of dollars)	2015	2014	2013
Balance at January 1	$27,723	$26,755	$22,710
Charges to expense	43,484	37,879	33,265
Settlements	(39,329)	(36,911)	(29,220)
Balance at December 31	$31,878	$27,723	$26,755
Shareholders’ Equity
Shareholders’ equity decreased $128.6 million to $867.9 million at December 31, 2015 from $996.5 million last year. The decrease in Shareholders’ equity resulted primarily from the purchase of treasury stock for $1.035 billion, treasury stock received from stock option exercises of $34.4 million and an increase in Cumulative other comprehensive loss of $115.1 million partially offset by an increase in retained earnings of $804.2 million and an increase in Other capital of $250.8 million, due primarily to stock options exercised. The Company purchased 3.58 million shares of its common stock during 2015 for treasury. The Company acquires its common stock for general corporate purposes and, depending on its cash position and market conditions, it may acquire additional shares in the future. On October 21, 2015, the Board of Directors of the Company authorized the Company to purchase an additional 10.0 million shares of its common stock. The Company had remaining authorization from its Board of Directors at December 31, 2015 to purchase 11.65 million shares of its common stock. The increase of $115.1 million in Cumulative other comprehensive loss was due primarily to unfavorable foreign currency translation effects of $128.2 million attributable to the weakening of most foreign operations’ functional currencies against the U.S. dollar partially offset by $13.8 million in net actuarial gains and prior service costs of defined benefit pension and other postretirement benefit plans net of amortization.
The increase in Other capital of $250.8 million was due primarily to the recognition of stock-based compensation expense, stock option exercises and related income tax effect. Retained earnings increased $804.2 million during 2015 due to net income of $1.054 billion partially offset by $249.6 million in cash dividends paid. The Company’s cash dividend per common share payout target is 30.0 percent of the prior year’s diluted net income per common share. The 2015 annual cash dividend of $2.68 per common share represented 30.5 percent of 2014 diluted net income per common share. The 2015 annual dividend represented the thirty-sixth consecutive year of dividend payments since the dividend was suspended in 1978. At a meeting held on February 17, 2016, the Board of Directors increased the quarterly cash dividend to $.84 per common share. This quarterly dividend, if approved in each of the remaining quarters of 2016, would result in an annual dividend for 2016 of $3.36 per common share or a 30.1 percent payout of 2015 diluted net income per common share. See the Statements of Consolidated Shareholders’ Equity, on page 45 of this report, and Notes 10, 11 and 12, on pages 65 through 68 of this report, for more information concerning Shareholders’ equity.
Cash Flow
Net operating cash increased $365.9 million to $1.447 billion in 2015 from $1.082 billion in 2014 due primarily to an increase in net income of $188.0 million and a reduction in working capital of $188.9 million due to timing of payments. Strong Net operating cash provided the funds necessary to invest in new stores, manufacturing and distribution facilities, renovate and convert acquired stores, pay down debt and return cash to shareholders through dividends and treasury stock purchases. Net investing cash improved $21.4 million to a usage of $288.6 million in 2015 from a usage of $310.1 million in 2014 due primarily due to reduced cash used for other investments of $45.4 million partially offset by increased capital expenditures of $33.8 million. Net financing cash improved $486.7 million to a usage of $980.4 million in 2015 from a usage of $1.467 billion in 2014 due primarily

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

to increased net proceeds of long-term debt of $1.297 billion, decreased treasury stock purchases of $453.4 million partially offset by net decreases in short-term borrowings of $1.222 billion and increased payments of cash dividends of $34.4 million. In 2015, the Company used Net operating cash and Cash and cash equivalents on hand to purchase $1.035 billion in treasury stock, spend $234.3 million in capital additions and improvements and pay $249.6 million in cash dividends to its shareholders of common stock.
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

	Year Ended December 31,
(thousands of dollars)	2015	2014	2013
Net operating cash	$1,447,463	$1,081,528	$1,083,766
Capital expenditures	(234,340)	(200,545)	(166,680)
Cash dividends	(249,647)	(215,263)	(204,978)
Free cash flow	$963,476	$665,720	$712,108

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
See page 25 of this report and Note 9 on pages 62 through 65 for more information concerning litigation.
Market Risk
The Company is exposed to market risk associated with interest rate, foreign currency and commodity fluctuations. The Company occasionally utilizes derivative instruments as part of its overall financial risk management policy, but does not use derivative instruments for speculative or trading purposes. The Company entered into foreign currency option and forward currency exchange contracts with maturity dates of less than twelve months in 2015, 2014 and 2013, primarily to hedge against value changes in foreign currency. There were no material derivative contracts outstanding at December 31, 2015, 2014 and 2013. The Company believes it may be exposed to continuing market risk from foreign currency exchange rate and commodity price fluctuations. However, the Company does not expect that foreign currency exchange rate and commodity price fluctuations or hedging contract losses will have a material adverse effect on

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

the Company’s financial condition, results of operations or cash flows. See Notes 1 and 13 on pages 47 and 69 of this report.
Financial Covenant
Certain borrowings contain a consolidated leverage covenant. The covenant states the Company’s leverage ratio is not to exceed 3.50 to 1.00. The leverage ratio is defined as the ratio of total indebtedness (the sum of Short-term borrowings, Current portion of long-term debt and Long-term debt) at the reporting date to consolidated “Earnings Before Interest, Taxes, Depreciation and Amortization” (EBITDA) for the 12-month period ended on the same date. Refer to the “Results of Operations” caption below for a reconciliation of EBITDA to Net income. At December 31, 2015, the Company was in compliance with the covenant. The Company’s Notes, Debentures and revolving credit agreement contain various default and cross-default provisions. In the event of default under any one of these arrangements, acceleration of the maturity of any one or more of these borrowings may result. See Note 7 on page 60 of this report.
Employee Stock Ownership Plan (ESOP)
Participants in the Company’s ESOP are allowed to contribute up to the lesser of twenty percent of their annual compensation or the maximum dollar amount allowed under the Internal Revenue Code. The Company matches six percent of eligible employee contributions. The Company’s matching contributions to the ESOP charged to operations were $80.4 million in 2015 compared to $74.6 million in 2014. At December 31, 2015, there were 11,333,455 shares of the Company’s common stock being held by the ESOP, representing 12.3 percent of the total number of voting shares outstanding. See Note 11, on pages 66 and 67 of this report, for more information concerning the Company’s ESOP and preferred stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS - 2015 vs. 2014
Shown below are net sales and segment profit and the percentage change for the current period by segment for 2015 and 2014:

	Year Ended December 31,
(thousands of dollars)	2015	2014	Change
Net Sales:
Paint Stores Group	$7,208,951	$6,851,581	5.2%
Consumer Group	1,577,955	1,420,757	11.1%
Global Finishes Group	1,916,300	2,080,854	-7.9%
Latin America Coatings Group	631,015	771,378	-18.2%
Administrative	5,083	4,963	2.4%
Net sales	$11,339,304	$11,129,533	1.9%

	Year Ended December 31,
(thousands of dollars)	2015	2014	Change
Income Before Income Taxes:
Paint Stores Group	$1,433,504	$1,201,420	19.3%
Consumer Group	308,833	252,859	22.1%
Global Finishes Group	201,881	201,129	0.4%
Latin America Coatings Group	18,494	40,469	-54.3%
Administrative	(413,746)	(437,651)	5.5%
Income before income taxes	$1,548,966	$1,258,226	23.1%
Consolidated net sales for 2015 increased due primarily to higher paint sales volume in the Paint Stores and Consumer Groups. Unfavorable currency translation rate changes decreased 2015 consolidated net sales 3.3 percent. Net sales of all consolidated foreign subsidiaries were down 18.8 percent to $1.789 billion for 2015 versus $2.204 billion for 2014 due primarily to unfavorable foreign currency translation rates. Net sales of all operations other than consolidated foreign subsidiaries were up 7.0 percent to $9.550 billion for 2015 versus $8.926 billion for 2014.
Net sales in the Paint Stores Group in 2015 increased primarily due to higher architectural paint sales volume across all end market segments. Net sales from stores open for more than twelve calendar months increased 4.2 percent for the full year. During 2015, the Paint Stores Group opened 113 new stores and closed 30 redundant locations for a net increase of 83 stores, increasing the total number of stores in operation at December 31, 2015 to 4,086 in the United States, Canada and the Caribbean. The Paint Stores Group’s objective is to expand its store base an average of two and a half percent each year, primarily through internal growth. Sales of products other than paint increased approximately 8.0 percent for the year over 2014. A discussion of changes in volume versus pricing for sales of products other than paint is not pertinent due to the wide assortment of general merchandise sold.
Net sales of the Consumer Group increased due primarily to a new agreement to sell architectural paint under the HGTV HOME® by Sherwin-Williams brand through a large U.S. national retailer's stores network. Sales of wood care coatings, brushes, rollers, caulk and other paint related products, were all up at least mid to high-single digits as compared to 2014 while sales of aerosol products were down slightly. A discussion of changes in volume versus pricing for sales of products other than paint is not pertinent due to the wide assortment of paint-related merchandise sold. The Consumer Group plans to continue its promotions of new and existing products in 2016 and continue expanding its customer base and product assortment at existing customers.
The Global Finishes Group’s net sales in 2015, when stated in U.S. dollars, decreased due primarily to unfavorable currency translation rate changes. Paint sales volume percentage increased slightly as compared to 2014. Unfavorable currency translation rate changes in the year decreased net sales by 7.5 percent for 2015. In 2015, the Global Finishes Group opened 3 new branches and closed 7 locations decreasing the total from 300 to 296 branches open in the United States, Canada, Mexico, South America, Europe and Asia at year-end. In 2016, the Global Finishes Group expects to continue expanding its worldwide presence and improving its customer base.
The Latin America Coatings Group’s net sales in 2015, when stated in U.S. dollars, decreased due primarily to unfavorable currency translation rate changes and lower paint sales volume partially offset by selling price increases. Paint sales volume percentage decreased in the mid-single digits as compared to 2014. Unfavorable currency translation rate changes in the year decreased net sales by 19.3 percent for 2015. In 2015, the Latin America Coatings Group opened 17 new stores and closed 2 locations for a net increase of 15 stores, increasing the total to 291 stores open in North and South America at year-end. In 2016, the Latin America Coatings Group expects to continue expanding its regional presence and improving its customer base.
Net sales in the Administrative segment, which primarily consist of external leasing revenue of excess headquarters space and leasing of facilities no longer used by the Company in its primary business, increased by an insignificant amount in 2015.
Consolidated gross profit increased $394.7 million in 2015 and improved as a percent to net sales to 49.0 percent from

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

46.4 percent in 2014 due primarily to higher paint sales volume, improved operating efficiencies, and decreasing raw material costs partially offset by unfavorable currency translation rate changes. Gross profit for 2014 included the 2014 TiO2 settlement of $21.4 million received by the Company in the fourth quarter of 2014. The Paint Stores Group’s gross profit for 2015 increased $329.3 million compared to 2014 due primarily to higher paint sales volume. The Paint Stores Group's gross profit margins increased for that same reason. The Consumer Group’s gross profit increased $133.6 million due primarily to improved operating efficiency and increased paint sales volume. The Consumer Group’s gross profit margins increased for those same reasons. The Global Finishes Group’s gross profit for 2015 decreased $29.0 million due primarily unfavorable currency translation rate changes partially offset by improved operating efficiencies and decreasing raw material costs. The Global Finishes Group’s gross profit increased as a percent of sales due primarily to improved operating efficiencies and decreasing raw material costs. Foreign currency translation rate fluctuations decreased Global Finishes Group’s gross profit by $51.4 million for 2015. The Latin America Coatings Group’s gross profit for 2015 decreased $43.9 million and decreased as a percent of sales, when stated in U.S. dollars, primarily due to unfavorable currency translation rate changes and increasing raw material costs. Unfavorable currency translation rate changes and lower volume sales were only partially offset by selling price increases in 2015 compared to 2014. Foreign currency translation rate fluctuations decreased gross profit by $41.5 million for 2015. The Administrative segment’s gross profit increased by $4.8 million.
SG&A increased by $90.6 million due primarily to increased expenses to support higher sales levels and net new store openings as well as the impact from a new paint program launch at a national retailer. SG&A increased as a percent of sales to 34.5 percent in 2015 from 34.3 percent in 2014 primarily due to those same reasons. In the Paint Stores Group, SG&A increased $95.4 million for the year due primarily to increased spending due to the number of new store openings and general comparable store expenses to support higher sales levels. The Consumer Group’s SG&A increased by $79.7 million for the year due to a new paint program launch at a national retailer. The Global Finishes Group’s SG&A decreased by $37.4 million for the year relating primarily to foreign currency translation rate fluctuations reducing SG&A by $44.2 million. The Latin America Coatings Group’s SG&A decreased by $22.0 million for the year relating primarily to foreign currency translation rate fluctuations of $27.9 million. The Administrative segment’s SG&A decreased $25.2 million primarily due to incentive compensation.

Other general expense - net decreased $7.2 million in 2015 compared to 2014. The decrease was mainly caused by a decrease of $6.1 million of expense in the Administrative segment, primarily due to a year-over-year decrease in provisions for environmental matters of $5.0 million. See Note 13, on pages 68 and 69 of this report, for more information concerning Other general expense - net.
As required by the Goodwill and Other Intangibles Topic of the ASC, management performed an annual impairment test of goodwill and indefinite-lived intangible assets as of October 1, 2015. The impairment tests in 2015 and 2014 resulted in no impairment of goodwill and trademarks. See Note 4, on pages 50 and 51 of this report, for more information concerning the impairment of intangible assets.
Interest expense, included in the Administrative segment, decreased $2.4 million in 2015 versus 2014 due primarily to lower borrowing rates partially offset by higher average debt levels.
Other expense (income) - net decreased to $6.1 million expense from $15.4 million income in 2014. This was primarily due to a $6.3 million gain on the early termination of a customer agreement recorded in the Global Finishes Group and a $6.2 million realized gain resulting from final asset valuations related to the acquisition of the U.S./Canada business of Comex recorded in the Administrative segment, both recorded in the third quarter of 2014. Additionally, foreign currency related transaction losses of $9.5 million in 2015 versus foreign currency related transaction losses of $3.6 million in 2014, primarily in the Global Finishes and Latin America Coatings Groups, were unfavorable comparisons. See Note 13, on page 69 of this report, for more information concerning Other expense (income) - net.
Consolidated Income before income taxes in 2015 increased $290.7 million due primarily to an increase of $394.7 million in gross profit partially offset by an increase of $90.6 million in SG&A and an increase of $13.5 million in interest expense, interest and net investment income and other expenses. Income before income taxes increased $232.1 million in the Paint Stores Group, $56.0 million in the Consumer Group, and $0.8 million in the Global Finishes Group but decreased $22.0 million in the Latin America Coatings Group when compared to 2014. The Administrative segment had a favorable impact on Income before income taxes of $23.9 million when compared to 2014. Segment profit of all consolidated foreign subsidiaries decreased 34.5 percent to $75.8 million for 2015 versus $115.6 million for 2014. Segment profit of all operations other than consolidated foreign subsidiaries increased 28.9 percent to $1.473 billion for 2015 versus $1.143 billion for 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net income increased $188.0 million in 2015 due to the increase in Income before income taxes.
The effective income tax rate for 2015 was 32.0 percent. The effective income tax rate for 2014 was 31.2 percent. Diluted net income per common share increased 27.1 percent to $11.16 per share for 2015 from $8.78 per share a year ago. Unfavorable currency translation rate changes decreased diluted net income per common share by $.26 per share.
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

	Year Ended December 31,
(thousands of dollars)	2015	2014	2013
Net income	$1,053,849	$865,887	$752,561
Interest expense	61,791	64,205	62,714
Income taxes	495,117	392,339	333,397
Depreciation	170,323	169,087	158,763
Amortization	28,239	29,858	29,031
EBITDA	$1,809,319	$1,521,376	$1,336,466

RESULTS OF OPERATIONS - 2014 vs. 2013
Shown below are net sales and segment profit and the percentage change for the current period by segment for 2014 and 2013:

	Year Ended December 31,
(thousands of dollars)	2014	2013	Change
Net Sales:
Paint Stores Group	$6,851,581	$6,002,143	14.2%
Consumer Group	1,420,757	1,341,689	5.9%
Global Finishes Group	2,080,854	2,004,530	3.8%
Latin America Coatings Group	771,378	832,450	-7.3%
Administrative	4,963	4,720	5.1%
Net sales	$11,129,533	$10,185,532	9.3%

	Year Ended December 31,
(thousands of dollars)	2014	2013	Change
Income Before Income Taxes:
Paint Stores Group	$1,201,420	$990,523	21.3%
Consumer Group	252,859	242,061	4.5%
Global Finishes Group	201,129	170,591	17.9%
Latin America Coatings Group	40,469	38,645	4.7%
Administrative	(437,651)	(355,862)	-23.0%
Income before income taxes	$1,258,226	$1,085,958	15.9%
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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

Consolidated gross profit increased $547.9 million in 2014 and improved as a percent to net sales to 46.4 percent from 45.3 percent in 2013 due primarily to higher paint sales volume partially offset by dilution from acquisitions and unfavorable currency translation rate changes. Further improving the gross profit comparable results were the 2014 TiO2 settlement of $21.4 million received by the Company in the fourth quarter of 2014, recorded primarily in the Paint Stores Group, and charges relating to the Brazil government tax assessments in 2013. The Paint Stores Group’s gross profit for 2014 increased $486.1 million compared to 2013 due primarily to higher paint sales volume and acquisitions and increased as a percent of sales due primarily to higher paint sales volume partially offset by acquisitions. Acquisitions increased Paint Stores Group's gross profits by $107.1 million, or 39.9 percent of acquisition net sales. The Consumer Group’s gross profit increased $32.7 million due primarily to increased production volume and improved operating efficiencies and was flat as a percent of sales for 2014 compared to 2013 due to dilution from acquisitions. Acquisitions increased Consumer Group's gross profits by $15.3 million, or 33.6 percent of acquisition net sales. The Global Finishes Group’s gross profit for 2014 increased $35.4 million due primarily to selling price increases and improved operating efficiencies partially offset by unfavorable currency translation rate changes. The Global Finishes Group’s gross profit increased as a percent of sales due primarily to selling price increases and improved operating efficiencies partially offset by unfavorable currency translation rate changes. Foreign currency translation rate fluctuations decreased Global Finishes Group’s gross profit by $11.8 million for 2014. The Latin America Coatings Group’s gross profit for 2014 increased $0.6 million and increased as a percent of sales. Charges of $28.7 million recorded during 2013 reduced gross profit related to the Brazil government tax assessments for 2013. Unfavorable currency translation rate changes and lower volume sales were only partially offset by selling price increases in 2014 compared to 2013. Foreign currency translation rate fluctuations decreased gross profit by $30.6 million for 2014. The Administrative segment’s gross profit decreased by $6.9 million.
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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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
Other general expense - net increased $35.0 million in 2014 compared to 2013. The increase was mainly caused by an increase of $35.5 million of expense in the Administrative segment, primarily due to a year-over-year increase in provisions for environmental matters of $38.8 million partially offset by decreased loss on sale or disposal of assets of $3.8 million. See Note 13, on pages 68 and 69 of this report, for more information concerning Other general expense - net.
As required by the Goodwill and Other Intangibles Topic of the ASC, management performed an annual impairment test of goodwill and indefinite-lived intangible assets as of October 1, 2014. The impairment tests in 2014 and 2013 resulted in no impairment of goodwill and trademarks. See Note 4, on pages 50 and 51 of this report, for more information concerning the impairment of intangible assets.
Interest expense, included in the Administrative segment, increased $1.5 million in 2014 versus 2013 due primarily to higher average debt levels partially offset by a one-time interest expense charge of $3.4 million from early retirement of debt during the fourth quarter of 2013.
Other (income) expense - net increased to $15.4 million income from $0.9 million expense in 2013. This was primarily due to a $6.3 million gain on the early termination of a customer agreement recorded in the Global Finishes Group and a $6.2 million realized gain resulting from final asset valuations related to the acquisition of the U.S./Canada business of Comex recorded in the Administrative segment. Additionally, foreign currency related transaction losses of $3.6 million in 2014 versus foreign currency related transaction losses of $7.7 million in 2013, primarily in the Global Finishes and Latin America Coatings Groups, were favorable comparisons. See Note 13, on page 69 of this report, for more information concerning Other (income) expense - net.
Consolidated Income before income taxes in 2014 increased $172.3 million due primarily to an increase of $547.9 million in gross profit partially offset by an increase of $355.3 million in SG&A and an increase of $20.4 million in interest expense, interest and net investment income and other expenses. Income before income taxes increased $210.9 million in the Paint Stores Group, $30.5 million in the Global Finishes Group $10.8 million in the Consumer Group and $1.8 million in the Latin America Coatings Group when compared to 2013. The Administrative segment had an unfavorable impact on Income before income taxes of $81.8 million when compared to 2013. Segment profit of all consolidated foreign subsidiaries increased 8.9 percent to $115.6 million for 2014 versus $106.2 million for 2013 due primarily to increase in gross profit of $56.7 million, which included charges in 2013 to Cost of goods sold due to the Brazil government tax assessments, partially offset by an increase in SG&A of $41.3 million and increased Other expense - net of $5.3 million. Segment profit of all operations other than consolidated foreign subsidiaries increased 16.6 percent to $1.143 billion for 2014 versus $979.8 million for 2013.
Net income increased $113.3 million in 2014 due to the increase in Income before income taxes.
The effective income tax rate for 2014 was 31.2 percent. The effective income tax rate for 2013 was 30.7 percent. Diluted net income per common share increased 20.9 percent to $8.78 per share for 2014, which included charges of $.22 per share related to environmental provisions and an $.18 per share loss from acquisitions partially offset by an increase of $.13 per share related to the 2014 TiO2 settlement, from $7.26 per share a year ago, which included charges of $.21 per share relating to Brazil government tax assessments.

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
In order to ensure that the Company’s internal control over financial reporting was effective as of December 31, 2015, we conducted an assessment of its effectiveness under the supervision and with the participation of our management group, including our principal executive officer and principal financial officer. This assessment was based on the criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Based on our assessment of internal control over financial reporting under the criteria established in Internal Control – Integrated Framework, we have concluded that, as of December 31, 2015, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting as of December 31, 2015 has been audited by Ernst & Young LLP, an independent registered public accounting firm, and their report on the effectiveness of our internal control over financial reporting is included on page 39 of this report.

J. G. Morikis
President and Chief Executive Officer

S. P. Hennessy
Senior Vice President - Finance and Chief Financial Officer

A. J. Mistysyn
Senior Vice President - Corporate Controller

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of The Sherwin-Williams Company
We have audited The Sherwin-Williams Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Sherwin-Williams Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
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
In our opinion, The Sherwin-Williams Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Sherwin-Williams Company as of December 31, 2015, 2014 and 2013, and the related consolidated statements of income and comprehensive income, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2015 and our report dated February 24, 2016 expressed an unqualified opinion thereon.

Cleveland, Ohio
February 24, 2016

REPORT OF MANAGEMENT ON THE
CONSOLIDATED FINANCIAL STATEMENTS

Shareholders of The Sherwin-Williams Company
We are responsible for the preparation and fair presentation of the consolidated financial statements, accompanying notes and related financial information included in this report of The Sherwin-Williams Company and its consolidated subsidiaries (collectively, the “Company”) as of December 31, 2015, 2014 and 2013 and for the years then ended in accordance with U.S. generally accepted accounting principles. The consolidated financial information included in this report contains certain amounts that were based upon our best estimates, judgments and assumptions that we believe were reasonable under the circumstances.
We have conducted an assessment of the effectiveness of internal control over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As discussed in the Report of Management on Internal Control Over Financial Reporting on page 38 of this report, we concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.
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
J. G. Morikis
President and Chief Executive Officer

S. P. Hennessy
Senior Vice President - Finance and Chief Financial Officer

A. J. Mistysyn
Senior Vice President - Corporate Controller

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors and Shareholders of The Sherwin-Williams Company
We have audited the accompanying consolidated balance sheets of The Sherwin-Williams Company as of December 31, 2015, 2014 and 2013, and the related consolidated statements of income and comprehensive income, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Sherwin-Williams Company at December 31, 2015, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Sherwin-Williams Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 24, 2016 expressed an unqualified opinion thereon.

Cleveland, Ohio
February 24, 2016

STATEMENTS OF CONSOLIDATED INCOME AND COMPREHENSIVE INCOME
(thousands of dollars except per common share data)

	Year Ended December 31,
	2015	2014	2013

Net sales	$11,339,304	$11,129,533	$10,185,532
Cost of goods sold	5,780,078	5,965,049	5,568,966

Gross profit	5,559,226	5,164,484	4,616,566
Percent to net sales	49.0%	46.4%	45.3%

Selling, general and administrative expenses	3,913,518	3,822,966	3,467,681
Percent to net sales	34.5%	34.3%	34.0%

Other general expense - net	30,268	37,482	2,519
Interest expense	61,791	64,205	62,714
Interest and net investment income	(1,399)	(2,995)	(3,242)
Other expense (income) - net	6,082	(15,400)	936

Income before income taxes	1,548,966	1,258,226	1,085,958
Income taxes	495,117	392,339	333,397

Net income	$1,053,849	$865,887	$752,561

Net income per common share:
Basic	$11.38	$8.95	$7.41
Diluted	$11.16	$8.78	$7.26

	Year Ended December 31,
	2015	2014	2013

Net income	$1,053,849	$865,887	$752,561

Other comprehensive (loss) income, net of tax:

Foreign currency translation adjustments	(128,245)	(103,441)	(46,748)

Employee benefit plans:
Net actuarial gains (losses) and prior service costs
arising during period (1)	7,974	(56,536)	85,051
Less: amortization of net actuarial losses and
prior service costs included in Net pension costs (2)	5,847	8,980	10,933
	13,821	(47,556)	95,984

Unrealized net (losses) gains on available-for-sale securities:
Unrealized holding (losses) gains
arising during period (3)	(1,191)	366	134
Less: reclassification adjustments for losses (gains)
included in net income (4)	478	(283)	(25)
	(713)	83	109

Other comprehensive (loss) income	(115,137)	(150,914)	49,345

Comprehensive income	$938,712	$714,973	$801,906
(1) Net of taxes of $(3,399), $24,954 and $(63,343), in 2015, 2014 and 2013, respectively.
(2) Net of taxes of $(1,647), $(2,712) and $(7,643), in 2015, 2014 and 2013, respectively.
(3) Net of taxes of $736, $(228) and $(84), in 2015, 2014 and 2013, respectively.
(4) Net of taxes of $(296), $178 and $17 in 2015, 2014 and 2013, respectively.

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(thousands of dollars)

	December 31,
	2015	2014	2013
Assets
Current assets:
Cash and cash equivalents	$205,744	$40,732	$744,889
Accounts receivable, less allowance	1,114,275	1,130,565	1,097,751
Inventories:
Finished goods	840,603	841,784	779,057
Work in process and raw materials	177,927	191,743	191,758
	1,018,530	1,033,527	970,815
Deferred income taxes	87,883	109,087	104,496
Other current assets	232,442	252,869	240,766
Total current assets	2,658,874	2,566,780	3,158,717

Goodwill	1,143,333	1,158,346	1,178,687
Intangible assets	255,371	289,127	313,299
Deferred pension assets	244,882	250,144	302,446
Other assets	447,533	420,625	407,975
Property, plant and equipment:
Land	119,530	125,691	125,131
Buildings	696,202	698,202	715,096
Machinery and equipment	2,026,617	1,952,037	1,838,590
Construction in progress	81,082	59,330	62,563
	2,923,431	2,835,260	2,741,380
Less allowances for depreciation	1,881,569	1,814,230	1,719,997
	1,041,862	1,021,030	1,021,383
Total Assets	$5,791,855	$5,706,052	$6,382,507

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings	$39,462	$679,436	$96,551
Accounts payable	1,157,561	1,042,182	998,484
Compensation and taxes withheld	338,256	360,458	337,637
Accrued taxes	81,146	86,744	79,504
Current portion of long-term debt	3,154	3,265	502,948
Other accruals	522,280	508,581	513,433
Total current liabilities	2,141,859	2,680,666	2,528,557

Long-term debt	1,920,196	1,122,715	1,122,373
Postretirement benefits other than pensions	248,523	277,892	268,874
Other long-term liabilities	613,367	628,309	688,168

Shareholders’ equity:
Common stock - $1.00 par value:
92,246,525, 94,704,173 and 100,129,380 shares outstanding
at December 31, 2015, 2014 and 2013, respectively	115,761	114,525	112,902
Preferred stock - convertible, no par value:
40,406 shares outstanding at December 31, 2013			40,406
Unearned ESOP compensation			(40,406)
Other capital	2,330,426	2,079,639	1,847,801
Retained earnings	3,228,876	2,424,674	1,774,050
Treasury stock, at cost	(4,220,058)	(3,150,410)	(1,639,174)
Cumulative other comprehensive loss	(587,095)	(471,958)	(321,044)
Total shareholders’ equity	867,910	996,470	1,774,535

Total Liabilities and Shareholders’ Equity	$5,791,855	$5,706,052	$6,382,507
See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS
(thousands of dollars)

	Year Ended December 31,
Operating Activities	2015	2014	2013
Net income	$1,053,849	$865,887	$752,561
Adjustments to reconcile net income to net operating cash:
Depreciation	170,323	169,087	158,763
Amortization of intangible assets	28,239	29,858	29,031
Provisions for environmental-related matters	31,071	36,046	(2,751)
Provisions for qualified exit costs	9,761	13,578	4,682
Deferred income taxes	4,976	(19,038)	27,775
Defined benefit pension plans net cost	6,491	990	20,641
Stock-based compensation expense	72,342	64,735	58,004
Net (decrease) increase in postretirement liability	(6,645)	(718)	5,233
Decrease in non-traded investments	65,144	63,365	57,261
(Gain) loss on disposition of assets	(803)	1,436	5,207
Other	6,711	203	(27,214)
Change in working capital accounts:
(Increase) in accounts receivable	(56,873)	(80,252)	(41,473)
(Increase) decrease in inventories	(40,733)	(101,112)	25,031
Increase in accounts payable	160,111	78,603	34,685
Increase in accrued taxes	4,606	13,187	11,314
(Decrease) increase in accrued compensation and taxes withheld	(13,128)	29,513	24,435
Increase (decrease) in refundable income taxes	19,230	(36,601)	13,244
DOL settlement accrual			(80,000)
Other	(955)	(20,029)	43,804
Costs incurred for environmental-related matters	(11,995)	(9,676)	(12,539)
Costs incurred for qualified exit costs	(11,200)	(10,882)	(7,419)
Other	(43,059)	(6,652)	(16,509)
Net operating cash	1,447,463	1,081,528	1,083,766

Investing Activities
Capital expenditures	(234,340)	(200,545)	(166,680)
Acquisitions of businesses, net of cash acquired			(79,940)
Proceeds from sale of assets	11,300	1,516	3,045
Increase in other investments	(65,593)	(111,021)	(94,739)
Net investing cash	(288,633)	(310,050)	(338,314)

Financing Activities
Net (decrease) increase in short-term borrowings	(630,226)	591,423	31,634
Proceeds from long-term debt	797,514	1,474	473
Payments of long-term debt		(500,661)	(10,932)
Payments of cash dividends	(249,647)	(215,263)	(204,978)
Proceeds from stock options exercised	89,990	100,069	69,761
Income tax effect of stock-based compensation exercises and vesting	89,691	68,657	47,527
Treasury stock purchased	(1,035,291)	(1,488,663)	(769,271)
Other	(42,384)	(24,111)	(17,522)
Net financing cash	(980,353)	(1,467,075)	(853,308)
Effect of exchange rate changes on cash	(13,465)	(8,560)	(9,845)
Net increase (decrease) in cash and cash equivalents	165,012	(704,157)	(117,701)
Cash and cash equivalents at beginning of year	40,732	744,889	862,590
Cash and cash equivalents at end of year	$205,744	$40,732	$744,889
Taxes paid on income	$335,119	$310,039	$200,748
Interest paid on debt	48,644	67,306	61,045

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY
(thousands of dollars except per common share data)

	Common Stock	Preferred Stock	Unearned ESOP Compen-sation	Other Capital	Retained Earnings	Treasury Stock	Cumulative Other Comprehensive Loss	Total
Balance at January 1, 2013	$111,623	$101,086	$(101,086)	$1,673,788	$1,226,467	$(849,685)	$(370,389)	$1,791,804
Net income					752,561			752,561
Other comprehensive income							49,345	49,345
Treasury stock purchased						(769,271)		(769,271)
Redemption of preferred stock		(60,680)	60,680
Stock options exercised	1,128			68,633		(20,218)		49,543
Income tax effect of stock compensation				47,527				47,527
Restricted stock and stock option grants (net activity)	151			57,853				58,004
Cash dividends -- $2.00 per common share					(204,978)			(204,978)
Balance at December 31, 2013	112,902	40,406	(40,406)	1,847,801	1,774,050	(1,639,174)	(321,044)	1,774,535
Net income					865,887			865,887
Other comprehensive loss							(150,914)	(150,914)
Treasury stock purchased						(1,488,663)		(1,488,663)
Redemption of preferred stock		(40,406)	40,406
Stock options exercised	1,423			98,646		(22,573)		77,496
Income tax effect of stock compensation				68,657				68,657
Restricted stock and stock option grants (net activity)	200			64,535				64,735
Cash dividends -- $2.20 per common share					(215,263)			(215,263)
Balance at December 31, 2014	114,525	—	—	2,079,639	2,424,674	(3,150,410)	(471,958)	996,470
Net income					1,053,849			1,053,849
Other comprehensive loss							(115,137)	(115,137)
Treasury stock purchased						(1,035,291)		(1,035,291)
Stock options exercised	1,134			88,856		(34,357)		55,633
Income tax effect of stock compensation				89,691				89,691
Restricted stock and stock option grants (net activity)	102			72,240				72,342
Cash dividends -- $2.68 per common share					(249,647)			(249,647)
Balance at December 31, 2015	$115,761	$—	$—	$2,330,426	$3,228,876	$(4,220,058)	$(587,095)	$867,910

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
Non-traded investments: The Company has investments in the U.S. affordable housing and historic renovation real estate markets and certain other investments that have been identified as variable interest entities.

However, because the Company does not have the power to direct the day-to-day operations of the investments and the risk of loss is limited to the amount of contributed capital, the Company is not considered the primary beneficiary. In accordance with the Consolidation Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), the investments are not consolidated. For affordable housing investments entered into prior to the January 1, 2015 adoption of Accounting Standard Update (ASU) No. 2014-01, the Company uses the effective yield method to determine the carrying value of the investments. Under the effective yield method, the initial cost of the investments is amortized to income tax expense over the period that the tax credits are recognized. For affordable housing investments entered into on or after the January 1, 2015 adoption of ASU No. 2014-01, the Company uses the proportional amortization method. Under the proportional amortization method, the initial cost of the investments is amortized to income tax expense in proportion to the tax credits and other tax benefits received. The carrying amounts of the investments, included in Other assets, were $189,484, $223,935 and $210,779 at December 31, 2015, 2014 and 2013, respectively. The liabilities recorded on the balance sheets for estimated future capital contributions to the investments were $172,899, $198,776 and $198,761 at December 31, 2015, 2014 and 2013, respectively.
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

	December 31,
	2015		2014		2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Publicly traded debt	$1,918,568	$1,960,169	$1,120,924	$1,160,280	$1,620,646	$1,614,739
Non-traded debt	4,782	4,555	5,056	4,812	4,675	4,430

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Derivative instruments: The Company utilizes derivative instruments as part of its overall financial risk management policy. The Company entered into foreign currency option and forward currency exchange contracts with maturity dates of less than twelve months in 2015, 2014 and 2013, primarily to hedge against value changes in foreign currency.

See Note 13. There were no material derivative contracts outstanding at December 31, 2015, 2014 and 2013.
Fair value measurements. The following tables summarize the Company’s assets and liabilities measured on a recurring and non-recurring basis in accordance with the Fair Value Measurements and Disclosures Topic of the ASC:

Assets and Liabilities Reported at Fair Value on a Recurring Basis

	Fair Value at December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Deferred compensation plan asset (a)	$23,662	$2,295	$21,367
Liabilities:
Deferred compensation plan liability (b)	$35,150	$35,150

(a)
The deferred compensation plan asset consists of the investment funds maintained for the future payments under the Company’s executive deferred compensation plan, which is structured as a rabbi trust. The investments are marketable securities accounted for under the Debt and Equity Securities Topic of the ASC. The level 1 investments are valued using quoted market prices multiplied by the number of shares. The level 2 investments are valued based on vendor or broker models. The cost basis of the investment funds is $24,585.

(b)	The deferred compensation plan liability represents the value of the Company’s liability under its deferred compensation plan based on quoted market prices in active markets for identical assets.
Assets and Liabilities Reported at Fair Value on a Nonrecurring Basis. Except for the acquisition-related fair value measurements described in Note 2 which qualify as level 2 measurements, there were no assets and liabilities measured at fair value on a nonrecurring basis in 2015, 2014 or 2013.
Accounts receivable and allowance for doubtful accounts. Accounts receivable were recorded at the time of credit sales net of provisions for sales returns and allowances. The Company recorded an allowance for doubtful accounts of $49,420, $53,770 and $54,460 at December 31, 2015, 2014 and 2013, respectively, to reduce Accounts receivable to their estimated net realizable value. The allowance was based on an analysis of historical bad debts, a review of the aging of Accounts receivable and the current creditworthiness of customers. Account receivable balances are written-off against the allowance if a final determination of uncollectibility is made. All provisions for allowances for doubtful collection of accounts are related to the creditworthiness of accounts and are included in Selling, general and administrative expenses.
Reserve for obsolescence. The Company recorded a reserve for obsolescence of $91,217, $90,712 and $97,523 at December 31, 2015, 2014 and 2013, respectively, to reduce Inventories to their estimated net realizable value.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

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
Standby letters of credit. The Company occasionally enters into standby letter of credit agreements to guarantee various operating activities. These agreements provide credit availability to the various beneficiaries if certain contractual events occur. Amounts outstanding under these agreements totaled $45,407, $23,442 and $25,896 at December 31, 2015, 2014 and 2013, respectively.
Product warranties. The Company offers product warranties for certain products. The specific terms and conditions of such warranties vary depending on the product or customer contract requirements. Management estimated the costs of unsettled product warranty claims based on historical results and experience and included an amount in Other accruals. Management periodically assesses the adequacy of the accrual for product warranty claims and adjusts the accrual as necessary. Changes in the Company’s accrual for product warranty claims during 2015, 2014 and 2013, including customer satisfaction settlements during the year, were as follows:

	2015	2014	2013
Balance at January 1	$27,723	$26,755	$22,710
Charges to expense	43,484	37,879	33,265
Settlements	(39,329)	(36,911)	(29,220)
Balance at December 31	$31,878	$27,723	$26,755
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
Cumulative other comprehensive loss. At December 31, 2015, the ending balance of Cumulative other comprehensive loss included adjustments for foreign currency translation of $482,629, net prior service costs and net actuarial losses related to pension and other postretirement benefit plans of $104,346 and unrealized net losses on marketable equity securities of $120. At December 31, 2014 and 2013, the ending balance of Cumulative other comprehensive loss included adjustments for foreign currency translation of $354,384 and $250,943, respectively, net prior service costs and net actuarial losses related to pension and other postretirement benefit plans of $118,167 and $70,611, respectively, and unrealized gains on marketable equity securities of $593 and $510, respectively.
Revenue recognition. All revenues were recognized when products were shipped and title had passed to unaffiliated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

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
Costs of goods sold. Included in Costs of goods sold were costs for materials, manufacturing, distribution and related support. Distribution costs included all expenses related to the distribution of products including inbound freight charges, purchase and receiving costs, warehousing costs, internal transfer costs and all costs incurred to ship products. Also included in Costs of goods sold were total technical expenditures, which included research and development costs, quality control, product formulation expenditures and other similar items. Research and development costs included in technical expenditures were $57,667, $50,019 and $47,042 for 2015, 2014 and 2013, respectively. The settlement gain related to the titanium dioxide litigation reduced 2014 Costs of goods sold by $21,420. See Note 9.
Selling, general and administrative expenses. Selling costs included advertising expenses, marketing costs, employee and store costs and sales commissions. The cost of advertising was expensed as incurred. The Company incurred $338,188, $299,201 and $262,492 in advertising costs during 2015, 2014 and 2013, respectively. General and administrative expenses included human resources, legal, finance and other support and administrative functions.
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
Impact of recently issued accounting standards. Effective January 1, 2015, the Company adopted ASU No. 2014-01, "Accounting for Investments in Qualified Affordable Housing Projects," which allows companies to elect to use the proportional amortization method to account for investments in qualified affordable housing projects if certain conditions are met. Under the proportional amortization method, which replaces the effective yield method, the cost of the investment is amortized in proportion to the tax credits and other tax benefits received to income tax expense. The adoption of ASU No. 2014-01 did not have a material effect on the Company's results of operations, financial condition or liquidity.
In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes - Balance Sheet Classification of Deferred Taxes,” which eliminates the requirement for separate presentation of current and noncurrent portions of deferred tax. All deferred tax assets and deferred tax liabilities will be presented as non-current on the balance sheet. The standard is effective for interim and annual periods beginning after December 15, 2016. Either retrospective or prospective presentation can be used. The company will adopt ASU No. 2015-17 as required. The ASU will not have a material effect on the Company’s results of operations, financial condition or liquidity.
In April 2015, the FASB issued ASU No. 2015-03, "Simplifying the Presentation of Debt Issuance Costs," which requires companies to present debt issuance costs associated with a debt liability as a deduction from the carrying amount of that debt liability on the balance sheet rather than being capitalized as an asset. The standard is effective for interim and annual periods beginning after December 15, 2015, and retrospective presentation is required. The Company will adopt ASU No. 2015-03 as required. The ASU will not have a material effect on the Company's results of operations, financial condition or liquidity.
In May 2014, the FASB issued ASU No. 2014-09, "Revenue Recognition - Revenue from Contracts with Customers," which is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under U.S. GAAP. The issuance of ASU No. 2015-14 in August 2015 delays the effective date of the standard to interim and annual periods beginning after December 15, 2017. Either full retrospective adoption or modified retrospective adoption is permitted. The Company is in the process of evaluating the impact of the standard.
Reclassification. Certain amounts in the notes to the consolidated financial statements for 2013 and 2014 have been reclassified to conform to the 2015 presentation.

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

NOTE 3 – INVENTORIES
Inventories were stated at the lower of cost or market with cost determined principally on the last-in, first-out (LIFO) method. The following presents the effect on inventories, net income and net income per common share had the Company used the first-in, first-out (FIFO) inventory valuation method adjusted for income taxes at the statutory rate and assuming no other adjustments. Management believes that the use of LIFO results in a better matching of costs and revenues. This information is presented to enable the reader to make comparisons with companies using the FIFO method of inventory valuation. During 2014 and 2013, certain inventories accounted for on the LIFO method were reduced, resulting in the liquidation of certain quantities carried at costs prevailing in prior years. The 2014 and 2013 liquidations increased net income by $196 and $169, respectively.

	2015	2014	2013
Percentage of total inventories on LIFO	78%	76%	75%
Excess of FIFO over LIFO	$251,060	$331,867	$337,214
Increase in net income due to LIFO	49,658	3,230	12,299
Increase in net income per common share due to LIFO	.53	.03	.12

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
In accordance with the Property, Plant and Equipment Topic of the ASC, whenever events or changes in circumstances indicate that the carrying value of long-lived assets may not be recoverable or the useful life may have changed, impairment tests are to be performed. Undiscounted cash flows are to be used to calculate the recoverable value of long-lived assets to determine if such assets are impaired. Where impairment is identified, a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each group of assets, is to be used to determine the fair value for the assets to measure any potential impairment. No material impairments were recorded in 2015, 2014 and 2013.
In accordance with the Goodwill and Other Intangibles Topic of the ASC, goodwill and indefinite-lived intangible assets are tested for impairment annually, and interim impairment tests are performed whenever an event occurs or circumstances change that indicate an impairment has more likely than not occurred. October 1 has been established for the annual impairment review. At the time of impairment testing, values are estimated separately for goodwill and trademarks with indefinite lives using a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each group of assets. An optional qualitative assessment may alleviate the need to perform the quantitative goodwill impairment test when impairment is unlikely. The annual impairment reviews performed as of October 1, 2015, 2014 and 2013 did not result in any goodwill or trademark impairment.
Amortization of finite-lived intangible assets is as follows for the next five years: $22,241 in 2016, $16,825 in 2017, $14,195 in 2018, $11,131 in 2019 and $10,951 in 2020.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

A summary of changes in the Company’s carrying value of goodwill by Reportable Segment is as follows:

Goodwill	Paint Stores Group	Consumer Group	Global Finishes Group	Latin America Coatings Group	Consolidated Totals
Balance at January 1, 2013 (a)	$286,784	$706,292	$152,287	$10,642	$1,156,005
Acquisitions	1,885		17,963		19,848
Currency and other adjustments	(1,369)	(2,941)	8,048	(904)	2,834
Balance at December 31, 2013 (a)	287,300	703,351	178,298	9,738	1,178,687
Currency and other adjustments	(1,866)	(1,145)	(17,287)	(43)	(20,341)
Balance at December 31, 2014 (a)	285,434	702,206	161,011	9,695	1,158,346
Currency and other adjustments	(28)	(1,135)	(13,801)	(49)	(15,013)
Balance at December 31, 2015 (a)	$285,406	$701,071	$147,210	$9,646	$1,143,333

(a)	Net of accumulated impairment losses of $8,904 ($8,113 in the Consumer Group and $791 in the Global Finishes Group).
A summary of the Company’s carrying value of intangible assets is as follows:

	Finite-lived intangible assets			Trademarks with indefinite lives	Total intangible assets
	Software	All other	Subtotal
December 31, 2015
Weighted-average amortization period	8 years	12 years	11 years
Gross	$123,863	$312,119	$435,982
Accumulated amortization	(95,008)	(228,921)	(323,929)
Net value	$28,855	$83,198	$112,053	$143,318	$255,371

December 31, 2014
Weighted-average amortization period	8 years	12 years	11 years
Gross	$126,258	$317,005	$443,263
Accumulated amortization	(88,384)	(215,518)	(303,902)
Net value	$37,874	$101,487	$139,361	$149,766	$289,127

December 31, 2013
Weighted-average amortization period	8 years	10 years	9 years
Gross	$114,404	$327,962	$442,366
Accumulated amortization	(77,018)	(202,084)	(279,102)
Net value	$37,386	$125,878	$163,264	$150,035	$313,299
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
During 2015, 30 stores in the Paint Stores Group, 7 branches in the Global Finishes Group and 2 stores in the Latin America Coatings Group were closed due to lower demand or

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

redundancy. In addition, the Global Finishes Group exited a business in Europe. Provisions for severance and other qualified exit cost of $168 and $8,329 were charged to the Paint Stores Group and Global Finishes Group, respectively. Provisions for severance and other qualified exit costs related to manufacturing facilities, distribution facilities, stores and branches closed prior to 2015 of $1,264 were recorded.
During 2014, 7 facilities and 24 stores and branches were closed due to lower demand or redundancy. In addition, the Global Finishes Group exited its business in Venezuela. Provisions for severance and other qualified exit cost of $280, $4,809 and $4,767 were charged to the Paint Stores Group, Consumer Group and Global Finishes Group, respectively. Provisions for severance and other qualified exit costs related to manufacturing facilities, distribution facilities, stores and branches closed prior to 2014 of $3,722 were recorded.
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
At December 31, 2015, a portion of the remaining accrual for qualified exit costs relating to facilities shutdown prior to 2013 is expected to be incurred by the end of 2016. The remaining portion of the ending accrual for facilities shutdown prior to 2013 primarily represented post-closure contractual expenses related to certain owned facilities which are closed and being held for disposal. The Company cannot reasonably estimate when such matters will be concluded to permit disposition.

The tables on the following pages summarize the activity and remaining liabilities associated with qualified exit costs:

(Thousands of dollars) Exit Plan	Balance at December 31, 2014	Provisions in Cost of goods sold or SG&A	Actual expenditures charged to accrual	Balance at December 31, 2015
Paint Stores Group stores shutdown in 2015:
Other qualified exit costs		$168	$(156)	$12
Global Finishes Group stores shutdown in 2015:
Severance and related costs		1,341	(245)	1,096
Other qualified exit costs		6,988	(4,238)	2,750
Paint Stores Group stores shutdown in 2014:
Other qualified exit costs	$280	142	(238)	184
Consumer Group facilities shutdown in 2014:
Severance and related costs	2,732	466	(2,753)	445
Other qualified exit costs	781	6	(735)	52
Global Finishes Group exit of business in 2014:
Severance and related costs	104	326		430
Other qualified exit costs	1,080	324	(1,051)	353
Paint Stores Group facility shutdown in 2013:
Severance and related costs	654		(654)
Other qualified exit costs	1,205		(411)	794
Global Finishes Group stores shutdown in 2013:
Severance and related costs	28		(28)
Other qualified exit costs	138		(138)
Severance and other qualified exit costs for facilities shutdown prior to 2013	1,514		(553)	961
Totals	$8,516	$9,761	$(11,200)	$7,077

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Exit Plan	Balance at December 31, 2013	Provisions in Cost of goods sold or SG&A	Actual expenditures charged to accrual	Balance at December 31, 2014
Paint Stores Group stores shutdown in 2014:
Other qualified exit costs		$280		$280
Consumer Group facilities shutdown in 2014:
Severance and related costs		4,028	$(1,296)	2,732
Other qualified exit costs		781		781
Global Finishes Group exit of business in 2014:
Severance and related costs		2,500	(2,396)	104
Other qualified exit costs		2,267	(1,187)	1,080
Paint Stores Group facility shutdown in 2013:
Severance and related costs	$977	2,126	(2,449)	654
Other qualified exit costs		1,499	(294)	1,205
Consumer Group facilities shutdown in 2013:
Severance and related costs	598	97	(695)
Global Finishes Group stores shutdown in 2013:
Severance and related costs	33		(5)	28
Other qualified exit costs	220		(82)	138
Latin America Coatings Group facilities shutdown in 2013:
Severance and related costs	123		(123)
Paint Stores Group stores shutdown in 2012:
Other qualified exit costs	244		(51)	193
Global Finishes Group facilities shutdown in 2012:
Severance and related costs	2,177		(1,863)	314
Other qualified exit costs	83			83
Other qualified exit costs for facilities shutdown prior to 2012	1,365		(441)	924
Totals	$5,820	$13,578	$(10,882)	$8,516

Exit Plan	Balance at December 31, 2012	Provisions in Cost of goods sold or SG&A	Actual expenditures charged to accrual	Adjustments to prior provisions in Other general expense - net	Balance at December 31, 2013
Paint Stores Group stores shutdown in 2013:
Severance and related costs		$1,004	$(27)		$977
Consumer Group facilities shutdown in 2013:
Severance and related costs		598			598
Global Finishes Group branches shutdown in 2013:
Severance and related costs		278	(25)		253
Latin America Coatings Group facilities shutdown in 2013:
Severance and related costs		123			123
Paint Stores Group stores shutdown in 2012:
Other qualified exit costs	$313		(68)	$(1)	244
Global Finishes Group facilities shutdown in 2012:
Severance and related costs	2,236	2,533	(2,592)		2,177
Other qualified exit costs	3,430	83	(3,530)	100	83
Global Finishes Group branches shutdown in 2011:
Other qualified exit costs	290		(222)		68
Other qualified exit costs for facilities shutdown prior to 2011	2,288		(955)	(36)	1,297
Totals	$8,557	$4,619	$(7,419)	$63	$5,820

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
Health care plans. The Company provides certain domestic health care plans that are contributory and contain cost-sharing features such as deductibles and coinsurance. There were 21,918, 21,239 and 19,440 active employees entitled to receive benefits under these plans at December 31, 2015, 2014 and 2013, respectively. The cost of these benefits for active employees, which includes claims incurred and claims incurred but not reported, amounted to $217,781, $202,787 and $174,588 for 2015, 2014 and 2013, respectively.
Defined contribution pension plans. The Company’s annual contribution for its domestic defined contribution pension plan was $35,435, $32,384 and $27,803 for 2015, 2014 and 2013, respectively. The contribution percentage ranges from two percent to seven percent of compensation for covered employees based on an age and service formula. Assets in employee accounts of the domestic defined contribution pension plan are invested in various investment funds as directed by the participants. These investment funds did not own a significant number of shares of the Company’s common stock for any year presented.
The Company’s annual contributions for its foreign defined contribution pension plans, which are based on various percentages of compensation for covered employees up to certain limits, were $5,888, $4,592 and $1,428 for 2015, 2014 and 2013, respectively. Assets in employee accounts of the foreign defined contribution pension plans are invested in various investment funds. These investment funds did not own a significant number of shares of the Company’s common stock for any year presented.

Defined benefit pension plans. The Company has one salaried and one hourly domestic defined benefit pension plan, and twenty-two foreign defined benefit pension plans, including three Canadian plans acquired in connection with the 2013 acquisition of Comex's U.S./Canada business. All participants in the domestic salaried defined benefit pension plan prior to January 1, 2002 retain the previous defined benefit formula for computing benefits with certain modifications for active employees. Employees who became participants on or after January 1, 2002 are credited with certain contribution credits that range from two percent to seven percent of compensation based on an age and service formula. Contribution credits are converted into units to account for each participant’s benefits. Participants will receive a variable annuity benefit upon retirement or a lump sum distribution upon termination (if vested). The variable annuity benefit is subject to the hypothetical returns achieved on each participant’s allocation of units from investments in various investment funds as directed by the participant. Contribution credits to the revised domestic salaried defined benefit pension plan are being funded through existing plan assets. Effective October 1, 2011, the domestic salaried defined benefit pension plan was frozen for new hires, and all newly hired U.S. non-collectively bargained employees are eligible to participate in the Company’s domestic defined contribution plan.
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
At December 31, 2015, the domestic salaried and hourly defined benefit pension plans were overfunded, with a projected benefit obligation of $624,791, fair value of plan assets of $858,605 and excess plan assets of $233,814. The plans are funded in accordance with all applicable regulations at December 31, 2015 and no funding will be required in 2016. At December 31, 2014, the domestic salaried and hourly defined benefit pension plans were overfunded, with a projected benefit obligation of $653,338, fair value of plan assets of $896,071 and excess plan assets of $242,733. At December 31, 2013, the domestic salaried and hourly defined benefit pension plan were overfunded, with a projected benefit obligation of $582,036, fair value of plan assets of $870,386 and excess plan assets of $288,350.
At December 31, 2015, seventeen of the Company’s foreign defined benefit pension plans were unfunded or underfunded,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

with combined accumulated benefit obligations, projected benefit obligations, fair values of net assets and deficiencies of plan assets of $102,468, $131,293, $80,710 and $50,583, respectively. A decrease of $32,669 from 2014 in the combined projected benefit obligations of all foreign defined benefit pension plans was primarily due to changes in plan assumptions and a settlement charge related to one of the acquired Canada plans.
The Company expects to make the following benefit payments for all domestic and foreign defined benefit pension plans: $52,635 in 2016; $53,374 in 2017; $54,088 in 2018;

$54,356 in 2019; $55,359 in 2020; and $278,245 in 2021 through 2025. The Company expects to contribute $4,405 to the foreign plans in 2016.
The estimated net actuarial losses and prior service costs for the defined benefit pension plans that are expected to be amortized from Cumulative other comprehensive loss into the net pension costs in 2016 are $6,957 and $1,205, respectively.
The following table summarizes the components of the net pension costs and Cumulative other comprehensive loss related to the defined benefit pension plans:

	Domestic Defined Benefit Pension Plans			Foreign Defined Benefit Pension Plans
	2015	2014	2013	2015	2014	2013
Net pension costs:
Service costs	$21,120	$21,342	$23,176	$5,071	$5,261	$5,039
Interest costs	24,535	26,266	18,444	8,719	10,422	7,940
Expected returns on plan assets	(52,095)	(51,293)	(42,937)	(9,296)	(10,836)	(7,487)
Amortization of prior service costs	1,310	1,837	1,823
Amortization of actuarial losses	1,962		13,147	1,910	1,413	1,716
Ongoing pension (credits) costs	(3,168)	(1,848)	13,653	6,404	6,260	7,208
Settlement costs (credits)				3,255	(3,422)	(220)
Net pension (credits) costs	(3,168)	(1,848)	13,653	9,659	2,838	6,988
Other changes in plan assets and projected benefit obligation recognized in Cumulative other comprehensive loss (before taxes):
Net actuarial losses (gains) arising during the year	15,359	47,785	(90,669)	1,907	21,792	(5,487)
Prior service costs during the year		2,242	1,756
Amortization of prior service costs	(1,310)	(1,837)	(1,823)
Amortization of actuarial losses	(1,962)		(13,147)	(1,910)	(1,413)	(1,716)
Exchange rate (loss) gain recognized during year				(5,830)	(7,988)	819
Total recognized in Cumulative other comprehensive loss	12,087	48,190	(103,883)	(5,833)	12,391	(6,384)
Total recognized in net pension costs (credits) and Cumulative other comprehensive loss	$8,919	$46,342	$(90,230)	$3,826	$15,229	$604

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

The following tables summarize the fair value of the defined benefit pension plan assets at December 31, 2015, 2014 and 2013:

	Fair Value at December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Short-term investments (a)	$13,475		$13,475
Equity investments (b)	688,799	$372,033	316,766
Fixed income investments (c)	290,470	141,448	149,022
Other assets (d)	28,200		16,361	$11,839
	$1,020,944	$513,481	$495,624	$11,839

	Fair Value at December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Short-term investments (a)	$14,846		$14,846
Equity investments (b)	739,358	$404,542	334,816
Fixed income investments (c)	285,042	141,529	143,513
Other assets (d)	44,470		28,436	$16,034
	$1,083,716	$546,071	$521,611	$16,034

	Fair Value at December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Short-term investments (a)	$15,055	$1,941	$13,114
Equity investments (b)	736,873	419,779	317,094
Fixed income investments (c)	255,927	125,377	130,550
Other assets (d)	47,494		29,553	$17,941
	$1,055,349	$547,097	$490,311	$17,941

(a)	This category includes a full range of high quality, short-term money market securities.

(b)	This category includes actively managed equity assets that track primarily to the S&P 500.

(c)	This category includes government and corporate bonds that track primarily to the Barclays Capital Aggregate Bond Index.

(d)	This category consists of venture capital funds.
The following tables summarize the changes in the fair value of the defined benefit pension plan assets classified as level 3 at December 31, 2015, 2014 and 2013:

	Balance at December 31, 2014	Dispositions	Net Realized and Unrealized Gains	Balance at December 31, 2015
Other assets	$16,034	$(5,928)	$1,733	$11,839

	Balance at December 31, 2013	Dispositions	Net Realized and Unrealized Gains	Balance at December 31, 2014
Other assets	$17,941	$(4,320)	$2,413	$16,034

	Balance at January 1, 2013	Dispositions	Net Realized and Unrealized Gains	Balance at December 31, 2013
Other assets	$18,850	$(4,068)	$3,159	$17,941

Included as equity investments in the domestic defined benefit pension plan assets at December 31, 2015 were 300,000 shares of the Company’s common stock with a market value of $77,880, representing 9.1 percent of total domestic plan assets. Dividends received on the Company’s common stock during 2015 totaled $804.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

The following table summarizes the obligations, plan assets and assumptions used for the defined benefit pension plans, which are all measured as of December 31:

	Domestic Defined Benefit Pension Plans			Foreign Defined Benefit Pension Plans
	2015	2014	2013	2015	2014	2013
Accumulated benefit obligations at end of year	$621,873	$648,480	$577,736	$172,426	$203,610	$187,670
Projected benefit obligations:
Balances at beginning of year	$653,338	$582,036	$466,827	$234,524	$222,996	$168,758
Service costs	21,120	21,342	23,176	5,071	5,261	5,039
Interest costs	24,535	26,266	18,444	8,719	10,422	7,940
Actuarial (gains) losses	(40,602)	68,748	(5,488)	(3,045)	32,551	5,939
Acquisitions of businesses and other		2,242	113,174	1,072	(6,692)	39,622
Settlements				(18,707)	(3,370)
Effect of foreign exchange				(17,211)	(18,987)	1,549
Benefits paid	(33,600)	(47,296)	(34,097)	(8,569)	(7,657)	(5,851)
Balances at end of year	624,791	653,338	582,036	201,854	234,524	222,996
Plan assets:
Balances at beginning of year	896,071	870,386	703,563	187,645	184,963	133,013
Actual returns on plan assets	(3,866)	72,256	128,117	4,844	20,240	20,316
Acquisitions of businesses and other		725	72,803	11,424	7,328	36,106
Settlements				(18,707)	(3,370)
Effect of foreign exchange				(14,298)	(13,859)	1,379
Benefits paid	(33,600)	(47,296)	(34,097)	(8,569)	(7,657)	(5,851)
Balances at end of year	858,605	896,071	870,386	162,339	187,645	184,963
Excess (deficient) plan assets over projected benefit obligations	$233,814	$242,733	$288,350	$(39,515)	$(46,879)	$(38,033)
Assets and liabilities recognized in the Consolidated Balance Sheets:
Deferred pension assets	$233,814	$242,733	$288,350	$11,068	$7,411	$14,096
Other accruals				(1,442)	(810)	(1,126)
Other long-term liabilities				(49,141)	(53,480)	(51,003)
	$233,814	$242,733	$288,350	$(39,515)	$(46,879)	$(38,033)
Amounts recognized in Cumulative other comprehensive loss:
Net actuarial losses	$(120,454)	$(107,057)	$(59,272)	$(41,741)	$(47,574)	$(35,183)
Prior service costs	(5,138)	(6,448)	(6,043)
	$(125,592)	$(113,505)	$(65,315)	$(41,741)	$(47,574)	$(35,183)
Weighted-average assumptions used to determine projected benefit obligations:
Discount rate	4.40%	3.95%	4.65%	4.20%	3.92%	4.89%
Rate of compensation increase	3.14%	4.00%	4.00%	4.00%	3.70%	4.31%
Weighted-average assumptions used to determine net pension costs:
Discount rate	3.95%	4.65%	3.73%	3.92%	4.89%	4.58%
Expected long-term rate of return on assets	6.00%	6.00%	6.00%	4.84%	5.58%	5.67%
Rate of compensation increase	4.00%	4.00%	4.00%	3.70%	4.31%	4.08%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Postretirement Benefits Other Than Pensions. Employees of the Company hired in the United States prior to January 1, 1993 who are not members of a collective bargaining unit, and certain groups of employees added through acquisitions, are eligible for health care and life insurance benefits upon retirement, subject to the terms of the unfunded plans. There were 4,442, 4,443 and 4,419 retired employees entitled to receive such postretirement benefits at December 31, 2015, 2014 and 2013, respectively.

The following table summarizes the obligation and the assumptions used for postretirement benefits other than pensions:

	Postretirement Benefits Other than Pensions
	2015	2014	2013
Benefit obligation:
Balance at beginning of year - unfunded	$295,149	$286,651	$338,134
Service cost	2,485	2,434	3,061
Interest cost	11,182	12,782	12,183
Actuarial (gain) loss	(19,370)	27,757	(50,593)
Plan amendments	(9,269)	(19,043)	(2,503)
Benefits paid	(16,794)	(15,432)	(13,631)
Balance at end of year - unfunded	$263,383	$295,149	$286,651
Liabilities recognized in the Consolidated Balance Sheets:
Postretirement benefits other than pensions	$(248,523)	$(277,892)	$(268,874)
Other accruals	(14,860)	(17,257)	(17,777)
	$(263,383)	$(295,149)	$(286,651)
Amounts recognized in Cumulative other comprehensive loss:
Net actuarial losses	$(15,664)	$(36,044)	$(8,287)
Prior service credits	25,784	21,043	2,503
	$10,120	$(15,001)	$(5,784)
Weighted-average assumptions used to determine benefit obligation:
Discount rate	4.30%	3.90%	4.60%
Health care cost trend rate - pre-65	6.00%	7.00%	7.50%
Health care cost trend rate - post-65	5.00%	6.50%	6.50%
Prescription drug cost increases	11.50%	6.50%	7.00%
Employer Group Waiver Plan (EGWP) trend rate	11.50%	8.00%
Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate	3.90%	4.60%	3.70%
Health care cost trend rate - pre-65	7.00%	7.50%	8.00%
Health care cost trend rate - post-65	6.50%	6.50%	8.00%
Prescription drug cost increases	6.50%	7.00%	8.00%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

The following table summarizes the components of the net periodic benefit cost and cumulative other comprehensive loss related to postretirement benefits other than pensions:

	Postretirement Benefits Other than Pensions
	2015	2014	2013
Net periodic benefit cost:
Service cost	$2,485	$2,434	$3,061
Interest cost	11,182	12,782	12,183
Amortization of actuarial losses	1,011		3,934
Amortization of prior service credit	(4,529)	(503)	(328)
Net periodic benefit cost	10,149	14,713	18,850
Other changes in projected benefit obligation recognized in Cumulative other comprehensive loss (before taxes):
Net actuarial (gain) loss	(19,370)	27,757	(50,593)
Prior service credit arising during the year	(9,269)	(19,043)	(2,503)
Amortization of actuarial losses	(1,011)		(3,934)
Amortization of prior service credit	4,529	503	328
Total recognized in Cumulative other comprehensive loss	(25,121)	9,217	(56,702)
Total recognized in net periodic benefit cost and Cumulative other comprehensive loss	$(14,972)	$23,930	$(37,852)

The estimated net actuarial losses and prior service (credits) for postretirement benefits other than pensions that are expected to be amortized from Cumulative other comprehensive loss into net periodic benefit cost in 2016 are $0 and $(6,579), respectively.
The assumed health care cost trend rate and prescription drug cost increases used to determine the net periodic benefit cost for postretirement health care benefits for 2016 both decrease in each successive year until reaching 4.5 percent in 2024. The assumed health care and prescription drug cost trend rates have a significant effect on the amounts reported for the postretirement health care benefit obligation. A one-percentage-point change in assumed health care and prescription drug cost trend rates would have had the following effects at December 31, 2015:

	One-Percentage Point
	Increase	(Decrease)
Effect on total of service and interest cost components	$26	$(70)
Effect on the postretirement benefit obligation	$1,667	$(2,483)

The Company expects to make retiree health care benefit cash payments as follows:

Expected Cash Payments
2016	$14,860
2017	15,856
2018	16,816
2019	17,671
2020	18,294
2021 through 2025	94,114
Total expected benefit cash payments	$177,611

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

NOTE 7 – DEBT
Long-term debt

	Due Date	2015	2014	2013
1.35% Senior Notes	2017	$699,643	$699,460	$699,277
3.45% Senior Notes	2025	399,774
4.55% Senior Notes	2045	397,634
4.00% Senior Notes	2042	298,645	298,595	298,545
7.375% Debentures	2027	119,372	119,369	119,366
7.45% Debentures	2097	3,500	3,500	3,500
2.02% to 8.00% Promissory Notes	Through 2029	1,628	1,791	1,685
		$1,920,196	$1,122,715	$1,122,373
Maturities of long-term debt are as follows for the next five years: $3,154 in 2016; $700,665 in 2017; $153 in 2018, $156 in 2019 and $159 in 2020. Interest expense on long-term debt was $54,634, $56,408 and $57,949 for 2015, 2014 and 2013, respectively.
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
On July 28, 2015, the Company issued $400 million of 3.45% Senior Notes due 2025 and $400 million of 4.55% Senior Notes due 2045. The notes are covered under a shelf registration filed with the Securities and Exchange Commission (SEC) on July 28, 2015. The proceeds are being used for general corporate purposes, including repayment of a portion of the Company’s outstanding short-term borrowings.
Short-term borrowings. On July 16, 2015, the Company and three of its wholly-owned subsidiaries, Sherwin-Williams Canada, Inc. (SW Canada), Sherwin-Williams Luxembourg S.à r.l. (SW Lux) and Sherwin-Williams UK Holding Limited, entered into a new five-year $1.350 billion credit agreement (new credit agreement). The new credit agreement is being used for general corporate purposes, including the financing of working capital requirements. The new credit agreement allows the Company to extend the maturity of the facility with two one-year extension options and to increase the aggregate amount of the facility to $1.850 billion, both of which are subject to the discretion of each lender. The new credit agreement replaced the previous credit agreements for the Company, SW Canada and SW Lux in the amounts of $1.05 billion, CAD 150,000 and €95,000 (Euro), respectively. At December 31, 2015, short-term borrowings under the new credit agreement were $21,715 with a weighted average interest rate of 0.9%. Borrowings outstanding under various foreign programs were $17,747 at December 31, 2015 with a weighted average interest rate of 14.4%.
There were no borrowings outstanding under the Company's domestic commercial paper program at December 31, 2015 and 2013, respectively. At December 31, 2014 borrowings outstanding under the domestic commercial paper program totaled $625,860. The weighted average interest rate of these borrowings was 0.3%.
On January 30, 2012, the Company entered into a five-year credit agreement, subsequently amended on multiple dates, which gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit of up to an aggregate availability of $500,000. On April 23, 2012, the Company entered into a five-year credit agreement, subsequently amended on multiple dates, which gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $250,000. On November 14, 2012, the Company entered into a three-year credit agreement, subsequently amended on multiple dates, which gave the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $250,000. The November 14, 2012 credit agreement matured in 2015. At December 31, 2015, 2014 and 2013, there were no borrowings outstanding under any of these credit agreements.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

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
The Company initially provides for estimated costs of environmental-related activities relating to its past operations and third-party sites for which commitments or clean-up plans have been developed and when such costs can be reasonably estimated based on industry standards and professional judgment. These estimated costs are determined based on currently available facts regarding each site. If the best estimate of costs can only be identified as a range and no specific amount within that range can be determined more likely than any other amount within the range, the minimum of the range is provided. The Company continuously assesses its potential liability for investigation and remediation-related activities and adjusts its environmental-related accruals as information becomes available upon which more accurate costs can be reasonably estimated and as additional accounting guidelines are issued. Included in Other long-term liabilities at December 31, 2015, 2014 and 2013 were accruals for extended environmental-related activities of $129,856, $114,281 and $86,647, respectively. Included in Other accruals at December 31, 2015, 2014 and 2013 were accruals for estimated costs of current investigation and remediation activities of $22,493, $16,868 and $15,385, respectively.
Actual costs incurred may vary from the accrued estimates due to the inherent uncertainties involved including, among others, the number and financial condition of parties involved with respect to any given site, the volumetric contribution which may be attributed to the Company relative to that attributed to other parties, the nature and magnitude of the wastes involved, the various technologies that can be used for remediation and the determination of acceptable remediation with respect to a particular site. If the Company’s future loss contingency is ultimately determined to be at the unaccrued maximum of the estimated range of possible outcomes for every site for which costs can be reasonably estimated, the Company’s accrual for environmental-related activities would be $88,900 higher than the minimum accruals at December 31, 2015.
Two of the Company’s currently and formerly owned manufacturing sites account for the majority of the accrual for environmental-related activities and the unaccrued maximum of the estimated range of possible outcomes at December 31, 2015. At December 31, 2015, $102,033, or 67.0 percent of the total accrual, related directly to these two sites. In the aggregate unaccrued maximum of $88,900 at December 31, 2015, $61,129, or 68.8 percent, related to the two manufacturing sites. While environmental investigations and remedial actions are in different stages at these sites, additional investigations, remedial actions and monitoring will likely be required at each site.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

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
On February 18, 2014, the Company filed a motion for new trial and a motion to vacate the judgment. The court denied these motions on March 24, 2014. On March 28, 2014, the Company filed a notice of appeal to the Sixth District Court of Appeal for the State of California. The filing of the notice of appeal effects an automatic stay of the judgment without the requirement to post a bond. The appeal is fully briefed, and the parties are waiting for the Sixth District Court of Appeal to set a date for oral argument. The date for oral argument is at the discretion of the Sixth District Court of Appeal. The Company expects the Sixth District Court of Appeal to issue its ruling within 90 days following oral

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

argument. The Company believes that the judgment conflicts with established principles of law and is unsupported by the evidence. The Company has had a favorable history with respect to lead pigment and lead-based paint litigation, particularly other public nuisance litigation, and accordingly, the Company believes that it is not probable that a loss has occurred and it is not possible to estimate the range of potential loss with respect to the case.
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
Wisconsin is the only jurisdiction to date to apply a theory of liability with respect to alleged personal injury (i.e., risk contribution/market share liability) that does not require the plaintiff to identify the manufacturer of the product that allegedly injured the plaintiff in the lead pigment and lead-based paint litigation. Although the risk contribution liability theory was applied during the Thomas trial, the constitutionality of this theory as applied to the lead pigment cases has not been judicially determined by the Wisconsin state courts. However, in an unrelated action filed in the United States District Court for the Eastern District of Wisconsin, Gibson v. American Cyanamid, et al.,

on November 15, 2010, the District Court held that Wisconsin’s risk contribution theory as applied in that case violated the defendants’ right to substantive due process and is unconstitutionally retroactive. The District Court's decision in Gibson v. American Cyanamid, et al., was appealed by the plaintiff to the United States Court of Appeals for the Seventh Circuit. On July 24, 2014, the United States Court of Appeals for the Seventh Circuit reversed the judgment and remanded the case back to the District Court for further proceedings. On January 16, 2015, the defendants filed a petition for certiorari in the United States Supreme Court seeking that Court's review of the Seventh Circuit's decision, and on May 18, 2015, the United States Supreme Court denied the defendants' petition. Also, in Yasmine Clark v. The Sherwin-Williams Company, et al., the Wisconsin Circuit Court, Milwaukee County, on March 25, 2014, held that the application to a pending case of Section 895.046 of the Wisconsin Statutes (which clarifies the application of the risk contribution theory) is unconstitutional as a violation of the plaintiff’s right to due process of law under the Wisconsin Constitution. The defendants appealed, and the case is currently pending before the Wisconsin Supreme Court.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

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
On April 3, 2014, the Company sent notice to Avisep and Bevisep that the Company was terminating the Purchase Agreement. On April 3, 2014, the Company filed a complaint for declaratory judgment in the Supreme Court of the State of New York, New York County, requesting the court to declare that the Company had used commercially reasonable efforts as required under the Purchase Agreement and has not breached the Purchase Agreement. On August 7, 2014, the case was removed by Avisep and Bevisep to the United States District Court for the Southern District of New York. On September 24, 2014, Avisep and Bevisep filed a motion to dismiss the case, including for lack of personal jurisdiction. Oral argument on the motion to dismiss before the District Court occurred on January 27, 2016. On January 29, 2016, the District Court entered a judgment dismissing the case without prejudice for lack of personal jurisdiction. On April 11, 2014, Avisep and Bevisep initiated an arbitration proceeding against the Company in the International Court of Arbitration contending that the Company breached the Purchase Agreement by terminating the Purchase Agreement and not utilizing commercially reasonable efforts under the Purchase Agreement, which allegedly caused Avisep and Bevisep to incur damages. On June 1, 2015, Avisep and Bevisep filed their statement of claim in the arbitration alleging damages of approximately $85,000. On August 31, 2015, the Company filed its memorial in support of its statement of defense in the arbitration. The hearing on the merits in the arbitration is currently scheduled to begin in April 2016. The Company continues to believe that the claims are without merit and will continue to vigorously defend against such claims.
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

NOTE 10 – CAPITAL STOCK
At December 31, 2015, there were 300,000,000 shares of common stock and 30,000,000 shares of serial preferred stock authorized for issuance. Of the authorized serial preferred stock, 3,000,000 shares are designated as cumulative redeemable serial preferred and 1,000,000 shares are designated as convertible serial preferred stock. See Note 11. Under the amended and restated 2006 Equity and Performance Incentive Plan (2006 Employee Plan), 19,200,000 common shares may be issued or transferred. See Note 12. An aggregate of 8,824,943, 10,304,816 and 12,121,210 shares of common stock at December 31, 2015, 2014 and 2013, respectively, were reserved for the exercise and future grants of option rights and future grants of restricted stock and restricted stock units. See Note 12. Common shares outstanding shown in the following table included 487,900, 487,075 and 486,138 shares of common stock held in a revocable trust at December 31, 2015, 2014 and 2013, respectively. The revocable trust is used to accumulate assets for the purpose of funding the ultimate obligation of certain non-qualified benefit plans. Transactions between the Company and the trust are accounted for in accordance with the Deferred Compensation – Rabbi Trusts Subtopic of the Compensation Topic of the ASC, which requires the assets held by the trust be consolidated with the Company’s accounts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

	Common Shares in Treasury	Common Shares Outstanding
Balance at January 1, 2013	8,352,904	103,270,067
Shares tendered as payment for option rights exercised	2,697	(2,697)
Shares issued for exercise of option rights		1,127,942
Shares tendered in connection with grants of restricted stock	116,897	(116,897)
Net shares issued for grants of restricted stock		150,965
Treasury stock purchased	4,300,000	(4,300,000)
Balance at December 31, 2013	12,772,498	100,129,380
Shares tendered as payment for option rights exercised	7,229	(7,229)
Shares issued for exercise of option rights		1,423,395
Shares tendered in connection with grants of restricted stock	108,352	(108,352)
Net shares issued for grants of restricted stock		191,979
Treasury stock purchased	6,925,000	(6,925,000)
Balance at December 31, 2014	19,813,079	94,704,173
Shares tendered as payment for option rights exercised	14,542	(14,542)
Shares issued for exercise of option rights		1,133,050
Shares tendered in connection with grants of restricted stock	111,433	(111,433)
Net shares issued for grants of restricted stock		110,277
Treasury stock purchased	3,575,000	(3,575,000)
Balance at December 31, 2015	23,514,054	92,246,525

NOTE 11 – STOCK PURCHASE PLAN AND PREFERRED STOCK
As of December 31, 2015, 34,561 employees contributed to the Company’s ESOP, a voluntary defined contribution plan available to all eligible salaried employees. Participants are allowed to contribute, on a pretax or after-tax basis, up to the lesser of twenty percent of their annual compensation or the maximum dollar amount allowed under the Internal Revenue Code. The Company matches one hundred percent of all contributions up to six percent of eligible employee contributions. Such participant contributions may be invested in a variety of investment funds or a Company common stock fund and may be exchanged between investments as directed by the participant. Participants are permitted to diversify both future and prior Company matching contributions previously allocated to the Company common stock fund into a variety of investment funds.
The Company made contributions to the ESOP on behalf of participating employees, representing amounts authorized by employees to be withheld from their earnings, of $120,514, $109,036 and $97,381 in 2015, 2014 and 2013, respectively. The Company’s matching contributions to the ESOP charged to operations were $80,356, $74,574 and $67,428 for 2015, 2014 and 2013, respectively.
At December 31, 2015, there were 11,333,455 shares of the Company’s common stock being held by the ESOP, representing 12.3 percent of the total number of voting shares outstanding. Shares of Company common stock credited to each member’s account under the ESOP are voted by the trustee under instructions from each individual plan member. Shares for which no instructions are received are voted by the trustee in the same proportion as those for which instructions are received.
On August 1, 2006, the Company issued 500,000 shares of convertible serial preferred stock, no par value (Series 2 Preferred stock) with cumulative quarterly dividends of $11.25 per share, for $500,000 to the ESOP. The ESOP financed the acquisition of the Series 2 Preferred stock by borrowing $500,000 from the Company at the rate of 5.5 percent per annum. This borrowing was payable over ten years in equal quarterly installments. Each share of Series 2 Preferred stock was entitled to one vote upon all matters presented to the Company’s shareholders and generally voted with the common stock together as one class. The Series 2 Preferred stock was held by the ESOP in an unallocated account. As the value of compensation expense related to contributions to the ESOP was earned, the Company had the option of funding the ESOP by redeeming a portion of the preferred stock or with cash. Contributions were credited to the members’ accounts at the time of funding. The Series 2 Preferred stock was redeemable for cash or convertible into common stock or any combination thereof at the option of the ESOP based on the relative fair value of the Series 2 Preferred and common stock at the time of conversion. At December 31, 2015, 2014 and 2013, there were no allocated or committed-to-be released shares of Series 2 Preferred stock outstanding. In 2013, the Company redeemed for cash 60,681 shares of Series 2 Preferred stock. The fair value of the Series 2 Preferred stock was based on a conversion/redemption formula outlined in the preferred stock terms. At December 31, 2013, the fair value of the Series 2 Preferred stock

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

was $86,309. In 2014, the Company redeemed for cash the remaining 40,406 shares of Series 2 Preferred stock.
NOTE 12 – STOCK-BASED COMPENSATION
The amended and restated 2006 Employee Plan authorizes the Board of Directors, or a committee of the Board of Directors, to issue or transfer up to an aggregate of 19,200,000 shares of common stock, plus any shares relating to awards that expire, are forfeited or canceled. The Employee Plan permits the granting of option rights, appreciation rights, restricted stock, restricted stock units (RSUs), performance shares and performance units to eligible employees. At December 31, 2015, no appreciation rights, performance shares or performance units had been granted under the 2006 Employee Plan.
The 2006 Stock Plan for Nonemployee Directors (Nonemployee Director Plan) authorizes the Board of Directors, or a committee of the Board of Directors, to issue or transfer up to an aggregate of 200,000 shares of common stock, plus any shares relating to awards that expire, are forfeited or are canceled. The Nonemployee Director Plan permits the granting of option rights, appreciation rights, restricted stock and RSUs to members of the Board of Directors who are not employees of the Company. At December 31, 2015, no option rights, appreciation rights or RSUs had been granted under the Nonemployee Director Plan.
The cost of the Company’s stock-based compensation is recorded in accordance with the Stock Compensation Topic of the ASC. The tax benefits associated with these share-based payments are classified as financing activities in the Statements of Consolidated Cash Flows. At December 31, 2015, the Company had total unrecognized stock-based compensation expense of $88,114 that is expected to be recognized over a weighted-average period of 1.06 years. Stock-based compensation expense during 2015, 2014 and 2013 was $72,342, $64,735 and $58,004, respectively. The Company recognized a total income tax benefit related to stock-based compensation expense of $27,634, $24,816 and $22,368 during 2015, 2014 and 2013, respectively. The company issues new shares upon exercise of option rights, granting of restricted stock and vesting of RSUs.
Option rights. The fair value of the Company’s option rights was estimated at the date of grant using a Black-Scholes-Merton option-pricing model with the following weighted-average assumptions for all options granted:

	2015	2014	2013
Risk-free interest rate	1.37%	1.47%	1.37%
Expected life of option rights	5.05 years	5.10 years	5.10 years
Expected dividend yield of stock	1.13%	1.19%	1.32%
Expected volatility of stock	.245	.223	.281
The risk-free interest rate is based upon the U.S. Treasury yield curve at the time of grant. The expected life of option rights was calculated using a scenario analysis model. Historical data was used to aggregate the holding period from actual exercises, post-vesting cancellations and hypothetical assumed exercises on all outstanding option rights. The expected dividend yield of stock is the Company’s best estimate of the expected future dividend yield. Expected volatility of stock was calculated using historical and implied volatilities. The Company applied an estimated forfeiture rate of 2.00 percent to the 2015 grants. This rate was calculated based upon historical activity and is an estimate of granted shares not expected to vest. If actual forfeitures differ from the expected rate, the Company may be required to make additional adjustments to compensation expense in future periods.
Grants of option rights for non-qualified and incentive stock options have been awarded to certain officers and key employees under the 2006 Employee Plan and the 2003 Stock Plan. The option rights generally become exercisable to the extent of one-third of the optioned shares for each full year following the date of grant and generally expire ten years after the date of grant. Unrecognized compensation expense with respect to option rights granted to eligible employees amounted to $39,703 at December 31, 2015. The unrecognized compensation expense is being amortized on a straight-line basis over the three-year vesting period and is expected to be recognized over a weighted-average period of 1.09 years.
The weighted-average per share grant date fair value of options granted during 2015, 2014 and 2013, respectively, was $50.73, $43.11 and $41.91. The total intrinsic value of exercised option rights for employees was $223,417, $195,097 and $129,742. The total fair value of options vested during the year was $32,655, $32,313 and $28,658 during 2015, 2014 and 2013, respectively. There were no outstanding option rights for nonemployee directors for 2015, 2014 and 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

A summary of the Company’s non-qualified and incentive stock option right activity is shown in the following table:

	2015			2014			2013
	Optioned Shares	Weighted- Average Exercise Price Per Share	Aggregate Intrinsic Value	Optioned Shares	Weighted- Average Exercise Price Per Share	Aggregate Intrinsic Value	Optioned Shares	Weighted- Average Exercise Price Per Share	Aggregate Intrinsic Value
Outstanding beginning of year	5,699,892	$117.31		6,484,592	$96.25		6,748,126	$79.39
Granted	697,423	241.84		672,565	224.65		898,728	179.67
Exercised	(1,133,287)	79.41		(1,421,045)	70.71		(1,127,942)	61.46
Forfeited	(43,632)	193.60		(31,617)	158.92		(33,278)	115.24
Expired	(890)	87.59		(4,603)	86.66		(1,042)	79.73
Outstanding end of year	5,219,506	$141.58	$616,866	5,699,892	$117.31	$830,647	6,484,592	$96.25	$563,554
Exercisable at end of year	3,807,351	$110.96	$565,934	4,095,246	$87.79	$717,691	4,424,674	$71.86	$492,689

The weighted-average remaining term for options outstanding at the end of 2015, 2014 and 2013, respectively, was 6.44, 6.57 and 6.75 years. The weighted-average remaining term for options exercisable at the end of 2015, 2014 and 2013, respectively, was 5.47, 5.63 and 5.71 years. Shares reserved for future grants of option rights, restricted stock and RSUs were 3,605,437, 4,604,924 and 5,636,618 at December 31, 2015, 2014 and 2013, respectively.
Restricted stock and RSUs. Grants of restricted stock and RSUs, which generally require three years of continuous employment from the date of grant before vesting and receiving the stock without restriction, have been awarded to certain officers and key employees under the 2006 Employee Plan. The February 2015, 2014 and 2013 grants consisted of a combination of performance-based awards and time-based awards. The performance-based awards vest at the end of a three-year period based on the Company’s achievement of specified financial goals relating to earnings per share. The time-based awards vest at the end of a three-year period based on continuous employment. Unrecognized compensation expense with respect to grants of restricted stock and RSUs to eligible employees amounted to $46,947 at December 31, 2015 and is being amortized on a straight-line basis over the vesting period and is expected to be recognized over a weighted-average period of 0.97 years.
Grants of restricted stock and RSUs have been awarded to nonemployee directors under the Nonemployee Plan. These grants generally vest and stock is received without restriction to the extent of one-third of the granted stock for each year following the date of grant. Unrecognized compensation expense with respect to grants of restricted stock and RSUs to nonemployee directors amounted to $1,463 at December 31, 2015 and is being amortized on a straight-line basis over the three-year vesting period and is expected to be recognized over a weighted-average period of 0.97 years.
A summary of the Company’s restricted stock and RSU activity for the years ended December 31 is shown in the following table:

	2015	2014	2013
Outstanding at beginning of year	655,276	749,382	919,748
Granted	112,494	201,412	172,406
Vested	(290,901)	(294,438)	(334,750)
Forfeited	(9,125)	(1,080)	(8,022)
Outstanding at end of year	467,744	655,276	749,382

The weighted-average per share fair value of restricted stock and RSUs granted during the year was $285.88, $191.60 and $163.63 in 2015, 2014 and 2013, respectively.

NOTE 13 – OTHER
Other general expense - net. Included in Other general expense - net were the following:

	2015	2014	2013
Provisions for environmental matters - net	$31,071	$36,046	$(2,751)
(Gain) loss on disposition of assets	(803)	1,436	5,207
Net expense of exit or disposal activities			63
Total	$30,268	$37,482	$2,519

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

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
The (gain) loss on disposition of assets represents the net realized (gain) loss associated with the disposal of property, plant and equipment and intangible assets previously used in the conduct of the primary business of the Company.
The net expense of exit or disposal activities includes changes to accrued qualified exit costs as information becomes available upon which more accurate amounts can be reasonably estimated, initial impairments of carrying value and additional impairments for subsequent reductions in estimated fair value of property, plant and equipment held for disposal. See Note 5 for further details on the Company’s exit or disposal activities.
Other expense (income) - net. Included in Other expense (income) - net were the following:

	2015	2014	2013
Dividend and royalty income	$(3,668)	$(4,864)	$(5,904)
Net expense from financing activities	11,091	11,367	9,829
Foreign currency transaction related losses	9,503	3,603	7,669
Other income	(23,880)	(37,524)	(22,684)
Other expense	13,036	12,018	12,026
Total	$6,082	$(15,400)	$936
The Net expense from financing activities includes the net expense relating to changes in the Company’s financing fees.
Foreign currency transaction related losses represent net realized losses on U.S. dollar-denominated liabilities of foreign subsidiaries and net realized and unrealized losses from foreign currency option and forward contracts. There were no material foreign currency option and forward contracts outstanding at December 31, 2015, 2014 and 2013.
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
NOTE 14 – INCOME TAXES
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using the enacted tax rates and laws that are currently in effect. Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2015, 2014 and 2013 were as follows:

	2015	2014	2013
Deferred tax assets:
Exit costs, environ-mental and other similar items	$63,851	$56,441	$45,322
Employee related and benefit items	141,974	141,670	109,254
Other items	116,302	112,149	105,904
Total deferred tax assets	322,127	310,260	260,480
Deferred tax liabilities:
Depreciation and amortization	241,101	227,765	214,696
LIFO inventories	89,330	67,835	60,122
Other items	33,433	44,378	68,709
Total deferred tax liabilities	363,864	339,978	343,527
Net deferred tax liabilities	$41,737	$29,718	$83,047
Netted against the Company’s other deferred tax assets were valuation allowances of $1,077, $1,725 and $7,390 at December 31, 2015, 2014 and 2013, respectively. These reserves resulted from the uncertainty as to the realization of the tax benefits from foreign net operating losses and other foreign assets. The Company has $28,865 of domestic net operating loss carryforwards acquired through acquisitions that have expiration dates through the tax year 2037 and foreign net operating losses of $74,487. The foreign net operating losses are related to various jurisdictions that provide for both indefinite carryforward periods and others with carryforward periods that range from the tax years 2016 to 2035.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Significant components of the provisions for income taxes were as follows:

	2015	2014	2013
Current:
Federal	$399,677	$308,283	$229,997
Foreign	30,145	53,045	42,543
State and local	60,319	50,049	33,082
Total current	490,141	411,377	305,622
Deferred:
Federal	13,505	(14,974)	30,384
Foreign	(10,752)	(7,361)	(9,041)
State and local	2,223	3,297	6,432
Total deferred	4,976	(19,038)	27,775
Total provisions for income taxes	$495,117	$392,339	$333,397
The provisions for income taxes included estimated taxes payable on that portion of retained earnings of foreign subsidiaries expected to be received by the Company. The effect of the repatriation provisions of the American Jobs Creation Act of 2004 and the provisions of the Income Taxes Topic of the ASC, was $(5,895) in 2015, $(1,887) in 2014 and $4,411 in 2013.
Significant components of income before income taxes as used for income tax purposes, were as follows:

	2015	2014	2013
Domestic	$1,440,511	$1,113,528	$969,790
Foreign	108,455	144,698	116,168
	$1,548,966	$1,258,226	$1,085,958
A reconciliation of the statutory federal income tax rate to the effective tax rate follows:

	2015	2014	2013
Statutory federal income tax rate	35.0%	35.0%	35.0%
Effect of:
State and local income taxes	2.6	2.8	2.4
Investment vehicles	(1.6)	(2.5)	(2.1)
Domestic production activities	(2.2)	(2.5)	(2.2)
Other - net	(1.8)	(1.6)	(2.4)
Effective tax rate	32.0%	31.2%	30.7%
The 2015 state and local income taxes and domestic production activities components of the effective tax rate were consistent with the 2014 tax year. The tax benefit related to investment vehicles decreased in 2015 compared to 2014 due to a smaller increase in the percentage of tax credits recognized compared to the overall percentage increase in the Company's income before taxes and a smaller favorable impact on the

Company's capital position in these investments in 2015 compared to 2014.
The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. The IRS completed examinations of the Company's U.S. income tax returns for the 2010, 2011 and 2012 tax years during 2015. The net impact of the settlement of the examinations was insignificant. As of December 31, 2015, there were no income tax examinations being conducted by the IRS, however, the statute of limitations has not expired for the 2012, 2013 and 2014 tax years.
As of December 31, 2015, the Company is subject to non-U.S. income tax examinations for the tax years of 2008 through 2015. In addition, the Company is subject to state and local income tax examinations for the tax years 2005 through 2015.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2015	2014	2013
Balance at beginning of year	$31,560	$30,997	$28,119
Additions based on tax positions related to the current year	4,228	3,370	3,480
Additions for tax positions of prior years	8,450	4,428	5,059
Reductions for tax positions of prior years	(4,862)	(2,349)	(3,378)
Settlements	(968)	(4,089)	(103)
Lapses of Statutes of Limitations	(4,535)	(797)	(2,180)
Balance at end of year	$33,873	$31,560	$30,997
Included in the balance of unrecognized tax benefits at December 31, 2015, 2014 and 2013 is $30,007, $28,208 and $27,767 in unrecognized tax benefits, the recognition of which would have an effect on the effective tax rate.
Included in the balance of unrecognized tax benefits at December 31, 2015 is $3,509 related to tax positions for which it is reasonably possible that the total amounts could significantly change during the next twelve months. This amount represents a decrease in unrecognized tax benefits comprised primarily of items related to federal audits of partnership investments and expiring statutes in foreign and state jurisdictions.
The Company classifies all income tax related interest and penalties as income tax expense. During the years ended December 31, 2015, 2014 and 2013, there was an increase in income tax interest and penalties of $2,918, $2,144 and $103, respectively. At December 31, 2015, 2014 and 2013, the Company accrued $8,550, $5,732 and $6,246, respectively, for the potential payment of interest and penalties.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

NOTE 15 – NET INCOME PER COMMON SHARE

	2015	2014	2013
Basic
Average common shares outstanding	92,197,207	96,190,101	100,897,512

Net income	$1,053,849	$865,887	$752,561
Less net income allocated to unvested restricted shares	(4,462)	(4,892)	(4,596)
Net income allocated to common shares	$1,049,387	$860,995	$747,965
Net income per common share	$11.38	$8.95	$7.41

Diluted
Average common shares outstanding	92,197,207	96,190,101	100,897,512
Stock options and other contingently issuable shares (a)	1,826,885	1,885,334	2,151,359
Average common shares outstanding assuming dilution	94,024,092	98,075,435	103,048,871

Net income	$1,053,849	$865,887	$752,561
Less net income allocated to unvested restricted shares assuming dilution	(4,386)	(4,804)	(4,509)
Net income allocated to common shares assuming dilution	$1,049,463	$861,083	$748,052
Net income per common share	$11.16	$8.78	$7.26

(a)	Stock options and other contingently issuable shares excludes 34,463, 608,477 and 842,354 shares at December 31, 2015, 2014 and 2013, respectively, due to their anti-dilutive effect.
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
NOTE 16 – SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

	2015
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$2,450,284	$3,132,139	$3,152,285	$2,604,596	$11,339,304
Gross profit	1,132,449	1,529,986	1,574,552	1,322,239	5,559,226
Net income	131,404	349,937	374,491	198,017	1,053,849
Net income per common share - basic	1.41	3.78	4.04	2.15	11.38
Net income per common share - diluted	1.38	3.70	3.97	2.12	11.16

	2014
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$2,366,556	$3,042,995	$3,150,570	$2,569,412	$11,129,533
Gross profit	1,065,901	1,409,653	1,470,955	1,217,975	5,164,484
Net income	115,457	291,447	326,240	132,743	865,887
Net income per common share - basic	1.16	3.00	3.42	1.40	8.95
Net income per common share - diluted	1.14	2.94	3.35	1.37	8.78

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

NOTE 17 – OPERATING LEASES
The Company leases certain stores, warehouses, manufacturing facilities, office space and equipment. Renewal options are available on the majority of leases and, under certain conditions, options exist to purchase certain properties. Rental expense for operating leases, recognized on a straight-line basis over the lease term in accordance with the Leases Topic of the ASC was $394,359, $376,914 and $327,592 for 2015, 2014 and 2013, respectively. Certain store leases require the payment of contingent rentals based on sales in excess of specified minimums. Contingent rentals included in rent expense were $55,890, $52,379 and $44,084 in 2015, 2014 and 2013, respectively. Rental income, as lessor, from real estate leasing activities and sublease rental income for all years presented was not significant. The following schedule summarizes the future minimum lease payments under noncancellable operating leases having initial or remaining terms in excess of one year at December 31, 2015:

2016	$317,843
2017	275,411
2018	226,317
2019	179,874
2020	138,204
Later years	282,900
Total minimum lease payments	$1,420,549
NOTE 18 – REPORTABLE SEGMENT INFORMATION
The Company reports its segment information in the same way that management internally organizes its business for assessing performance and making decisions regarding allocation of resources in accordance with the Segment Reporting Topic of the ASC. The Company has determined that it has four reportable operating segments: Paint Stores Group, Consumer Group, Global Finishes Group and Latin America Coatings Group (individually, a "Reportable Segment" and collectively, the “Reportable Segments”). Factors considered in determining the four Reportable Segments of the Company include the nature of business activities, the management structure directly accountable to the Company’s chief operating decision maker (CODM) for operating and administrative activities, availability of discrete financial information and information presented to the Board of Directors. The Company reports all other business activities and immaterial operating segments that are not reportable in the Administrative segment. See pages 8 through 17 of this report for more information about the Reportable Segments.
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
The Paint Stores Group consisted of 4,086 company-operated specialty paint stores in the United States, Canada, Puerto Rico, Virgin Islands, Trinidad and Tobago, St. Maarten, Jamaica, Curacao, Aruba and St. Lucia at December 31, 2015. Each store in this segment is engaged in the related business activity of selling paint, coatings and related products to end-use customers. The Paint Stores Group markets and sells Sherwin-Williams® branded architectural paint and coatings, protective and marine products, OEM product finishes and related items. These products are produced by manufacturing facilities in the Consumer Group. In addition, each store sells select purchased associated products. The loss of any single customer would not have a material adverse effect on the business of this segment. During 2015, this segment opened 83 net new stores, consisting of 113 new stores opened (99 in the United States, 12 in Canada, 1 in Puerto Rico and 1 in Trinidad and Tobago) and 30 stores closed (25 in the United States and 5 in Canada). In 2014 and 2013, this segment opened or acquired 95 and 388 net new stores, respectively. A map on the cover flap of this report shows the number of paint stores and their geographic location. The CODM uses discrete financial information about the Paint Stores Group, supplemented with information by geographic region, product type and customer type, to assess performance of and allocate resources to the Paint Stores Group as a whole. In accordance with ASC 280-10-50-9, the Paint Stores Group as a whole is considered the operating segment, and because it meets the criteria in ASC 280-10-50-10, it is also considered a Reportable Segment.
The Consumer Group develops, manufactures and distributes a variety of paint, coatings and related products to third-party customers primarily in the United States and Canada and the Paint Stores Group. Approximately 63 percent of the total sales of the Consumer Group in 2015 were intersegment transfers of products primarily sold through the Paint Stores Group. Sales and marketing of certain controlled brand and private labeled products is performed by a direct sales staff. The products

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

distributed through third-party customers are intended for resale to the ultimate end-user of the product. The Consumer Group had sales to certain customers that, individually, may be a significant portion of the sales of the segment. However, the loss of any single customer would not have a material adverse effect on the overall profitability of the segment. This segment incurred most of the Company’s capital expenditures related to ongoing environmental compliance measures at sites currently in operation. The CODM uses discrete financial information about the Consumer Group, supplemented with information by product type and customer type, to assess performance of and allocate resources to the Consumer Group as a whole. In accordance with ASC 280-10-50-9, the Consumer Group as a whole is considered the operating segment, and because it meets the criteria in ASC 280-10-50-10, it is also considered a Reportable Segment.
The Global Finishes Group develops, licenses, manufactures, distributes and sells a variety of protective and marine products, automotive finishes and refinish products, OEM product finishes and related products in North and South America, Europe and Asia. This segment meets the demands of its customers for a consistent worldwide product development, manufacturing and distribution presence and approach to doing business. This segment licenses certain technology and trade names worldwide. Sherwin-Williams® and other controlled brand products are distributed through the Paint Stores Group and this segment’s 296 company-operated branches and by a direct sales staff and outside sales representatives to retailers, dealers, jobbers, licensees and other third-party distributors. During 2015, this segment opened 3 new branches (2 in Canada and 1 in Mexico) and closed 7 branches (5 in the United States and 2 in Chile) for a net decrease of 4 branches. At December 31, 2015, the Global Finishes Group consisted of operations in the United States, subsidiaries in 35 foreign countries and income from licensing agreements in 15 foreign countries. The CODM uses discrete financial information about the Global Finishes Group reportable segment, supplemented with information about geographic divisions, business units and subsidiaries, to assess performance of and allocate resources to the Global Finishes Group as a whole. In accordance with ASC 280-10-50-9, the Global Finishes Group as a whole is considered the operating segment, and because it meets the criteria in ASC 280-10-50-10, it is also considered a Reportable Segment. A map on the cover flap of this report shows the number of branches and their geographic locations.
The Latin America Coatings Group develops, licenses, manufactures, distributes and sells a variety of architectural paint and coatings, protective and marine products, OEM product finishes and related products in North and South America. This segment meets the demands of its customers for consistent regional product development, manufacturing and distribution presence and approach to doing business. Sherwin-Williams® and other controlled brand products are distributed through this segment’s 291 company-operated stores and by a direct sales staff and outside sales representatives to retailers, dealers, licensees and other third-party distributors. During 2015, this segment opened 17 new stores (11 in South America and 6 in Mexico) and closed 2 stores (1 in South America and 1 in Mexico) for a net increase of 15 stores. At December 31, 2015, the Latin America Coatings Group consisted of operations from subsidiaries in 9 foreign countries, 4 foreign joint ventures and income from licensing agreements in 7 foreign countries. The CODM uses discrete financial information about the Latin America Coatings Group, supplemented with information about geographic divisions, business units and subsidiaries, to assess performance of and allocate resources to the Latin America Coatings Group as a whole. In accordance with ASC 280-10-50-9, the Latin America Coatings Group as a whole is considered the operating segment, and because it meets the criteria in ASC 280-10-50-10, it is also considered a Reportable Segment. A map on the cover flap of this report shows the number of stores and their geographic locations.
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
Net external sales of all consolidated foreign subsidiaries were $1,788,955, $2,203,804 and $2,129,626 for 2015, 2014 and 2013, respectively. Segment profit of all consolidated foreign subsidiaries was $75,773, $115,629 and $106,166 for 2015, 2014 and 2013, respectively. Net external sales and segment profit were adversely affected by unfavorable currency translation rate changes. In addition, 2013 segment profit included Brazil tax assessments. Domestic operations accounted for the remaining net external sales and segment profits. Long-lived assets

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

consisted of Property, plant and equipment, Goodwill, Intangible assets, Deferred pension assets and Other assets. The aggregate total of long-lived assets for the Company was $3,132,981, $3,139,272 and, $3,223,790 at December 31, 2015, 2014 and 2013, respectively. Long-lived assets of consolidated foreign subsidiaries totaled $497,528, $551,364 and $648,908 at December 31, 2015, 2014 and 2013, respectively. Total Assets of the Company were $5,791,855, $5,706,052 and $6,382,507 at December 31, 2015, 2014 and 2013, respectively. Total assets of consolidated foreign subsidiaries were $1,172,064, $1,359,991 and $1,625,422, which represented 20.2 percent, 23.8 percent and 25.5 percent of the Company’s total assets at December 31, 2015, 2014 and 2013, respectively. No single geographic area outside the United States was significant relative to consolidated net sales or operating profits. Export sales and sales to any individual customer were each less than 10 percent of consolidated sales to unaffiliated customers during all years presented.

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

(millions of dollars)	2015
	Paint Stores Group	Consumer Group	Global Finishes Group	Latin America Coatings Group	Administrative	Consolidated Totals
Net external sales	$7,209	$1,578	$1,916	$631	$5	$11,339
Intersegment transfers		2,736	5	40	(2,781)
Total net sales and intersegment transfers	$7,209	$4,314	$1,921	$671	$(2,776)	$11,339
Segment profit	$1,434	$309	$202	$18		$1,963
Interest expense					$(62)	(62)
Administrative expenses and other					(352)	(352)
Income before income taxes	$1,434	$309	$202	$18	$(414)	$1,549
Reportable segment margins	19.9%	7.2%	10.5%	2.7%
Identifiable assets	$1,685	$1,925	$814	$352	$1,016	$5,792
Capital expenditures	119	61	21	14	19	234
Depreciation	64	47	25	8	26	170

	2014
	Paint Stores Group	Consumer Group	Global Finishes Group	Latin America Coatings Group	Administrative	Consolidated Totals
Net external sales	$6,852	$1,421	$2,081	$771	$5	$11,130
Intersegment transfers		2,745	8	40	(2,793)
Total net sales and intersegment transfers	$6,852	$4,166	$2,089	$811	$(2,788)	$11,130
Segment profit	$1,201	$253	$201	$40		$1,695
Interest expense					$(64)	(64)
Administrative expenses and other					(373)	(373)
Income before income taxes	$1,201	$253	$201	$40	$(437)	$1,258
Reportable segment margins	17.5%	6.1%	9.6%	4.9%
Identifiable assets	$1,602	$1,883	$874	$427	$920	$5,706
Capital expenditures	87	45	16	8	45	201
Depreciation	58	48	28	9	26	169

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

	2013
	Paint Stores Group	Consumer Group	Global Finishes Group	Latin America Coatings Group	Administrative	Consolidated Totals
Net external sales	$6,002	$1,342	$2,005	$832	$5	$10,186
Intersegment transfers		2,409	9	39	(2,457)
Total net sales and intersegment transfers	$6,002	$3,751	$2,014	$871	$(2,452)	$10,186
Segment profit	$991	$242	$170	$39		$1,442
Interest expense					$(63)	(63)
Administrative expenses and other					(293)	(293)
Income before income taxes	$991	$242	$170	$39	$(356)	$1,086
Reportable segment margins	16.5%	6.5%	8.4%	4.5%
Identifiable assets	$1,668	$1,762	$964	$485	$1,504	$6,383
Capital expenditures	73	40	15	7	32	167
Depreciation	55	45	29	10	20	159

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

SHAREHOLDER INFORMATION

Annual Meeting
The annual meeting of shareholders
will be held in the Landmark
Conference Center, 927 Midland
Building, 101 W. Prospect Avenue,
Cleveland, Ohio on Wednesday,
April 20, 2016 at 9:00 A.M.,
local time.

Headquarters
101 W. Prospect Avenue
Cleveland, Ohio 44115-1075
(216) 566-2000
www.sherwin.com

Investor Relations
Robert J. Wells
Senior Vice President - Corporate
Communications and Public Affairs
The Sherwin-Williams Company
101 W. Prospect Avenue
Cleveland, Ohio 44115-1075

Independent Registered
Public Accounting Firm
Ernst & Young LLP
Cleveland, Ohio

Stock Trading
Sherwin-Williams Common Stock—
Symbol, SHW—is traded on the
New York Stock Exchange.

Dividend Reinvestment Program
A dividend reinvestment program is
available to shareholders of common
stock. For information, contact
Wells Fargo Shareowner Services.

Form 10-K
The Company’s Annual Report on
Form 10-K, filed with the Securities
and Exchange Commission, is
available without charge. To obtain
a copy, contact Investor Relations.

Transfer Agent & Registrar
Our transfer agent, Wells Fargo
Shareowner Services, maintains the
records for our registered shareholders
and can help with a wide variety of
shareholder related services, including
the direct deposit of dividends and
online access to your account. Contact:
Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874
www.shareowneronline.com
1-800-468-9716 Toll-free
651-450-4064 outside the United States

COMMON STOCK TRADING STATISTICS

	2015	2014	2013	2012	2011
High	$292.44	$266.25	$195.32	$159.80	$90.42
Low	218.94	174.29	153.94	90.21	69.47
Close December 31	259.60	263.04	183.50	153.82	89.27
Shareholders of record	6,996	7,250	7,555	7,954	8,360
Shares traded (thousands)	195,560	152,913	186,854	282,397	286,276

QUARTERLY STOCK PRICES AND DIVIDENDS

2015				2014
Quarter	High	Low	Dividend	Quarter	High	Low	Dividend
1st	$290.89	$260.87	$.670	1st	$208.63	$174.29	$.550
2nd	292.44	274.93	.670	2nd	208.00	188.25	.550
3rd	285.07	218.94	.670	3rd	222.53	201.47	.550
4th	277.56	231.92	.670	4th	266.25	202.01	.550

CORPORATE OFFICERS AND
OPERATING MANAGEMENT

Corporate Officers	Operating Management

Christopher M. Connor, 59*	Joel D. Baxter, 55*	Dennis H. Karnstein, 49
Executive Chairman	President & General Manager	President & General Manager
	Global Supply Chain Division	Product Finishes Division
John G. Morikis, 52*	Consumer Group	Global Finishes Group
President and Chief Executive Officer
	Paul R. Clifford, 52	Cheri M. Phyfer, 44
Sean P. Hennessy, 58*	President & General Manager	President & General Manager
Senior Vice President - Finance and	Canada Division	Diversified Brands Division
Chief Financial Officer	The Americas Group	Consumer Group

Thomas P. Gilligan, 55*	Robert J. Davisson, 55*	Ronald B. Rossetto, 49
Senior Vice President -	President	President & General Manager
Human Resources	The Americas Group	Protective & Marine Coatings Division
Global Finishes Group
Thomas E. Hopkins, 58*	Brian L. Gallagher, 44
Senior Vice President -	President & General Manager	David B. Sewell, 47*
Special Projects	Eastern Division	President
	The Americas Group	Global Finishes Group
Catherine M. Kilbane, 52*
Senior Vice President, General	Pablo Garcia-Casas, 55	Todd V. Wipf, 51
Counsel and Secretary	President & General Manager	President & General Manager
	Latin America Division	Southeastern Division
Timothy A. Knight, 51*	The Americas Group	The Americas Group
Senior Vice President -
Corporate Planning, Development	Monty J. Griffin, 55
and Administration	President & General Manager
South Western Division
Allen J. Mistysyn, 47*	The Americas Group
Senior Vice President -
Corporate Controller	Thomas C. Hablitzel, 53
President & General Manager
Robert J. Wells, 58*	Automotive Division
Senior Vice President - Corporate	Global Finishes Group
Communications and Public Affairs
Peter J. Ippolito, 51
Jeffrey J. Miklich, 41	President & General Manager
Vice President and Treasurer	Mid Western Division
The Americas Group
Jane M. Cronin, 48
Vice President - Corporate Audit
and Loss Prevention

Michael T. Cummins, 57
Vice President - Taxes and
Assistant Secretary

* Executive Officer as defined by the Securities Exchange Act of 1934

Board of Directors

1. **STEVEN H. WUNNING, 64**
   Retired, former Group President
   Caterpillar Inc.

2. **MATTHEW THORNTON III, 57***
   Senior Vice President,
   US Operations
   FedEx Express
   FedEx Corporation

3. **ARTHUR F. ANTON, 58***
   President and
   Chief Executive Officer
   Swagelok Company

4. **CHRISTINE A. POON, 63***
   Executive in Residence
   The Max M. Fisher College of Business
   The Ohio State University
   Retired, former Vice Chairman
   Johnson & Johnson

5. **THOMAS G. KADIEN, 59**
   Senior Vice President,
   Human Resources,
   Communications &
   Government Relations
   International Paper Company

6. **CHRISTOPHER M. CONNOR, 59**
   Executive Chairman
   The Sherwin-Williams Company

7. **JOHN G. MORIKIS, 52**
   President and
   Chief Executive Officer
   The Sherwin-Williams Company

8. **RICHARD J. KRAMER, 52***
   Chairman of the Board,
   Chief Executive Officer
   and President
   The Goodyear Tire & Rubber Company

9. **DAVID F. HODNIK, 68**
   Retired, former President and
   Chief Executive Officer
   Ace Hardware Corporation

10. **RICHARD K. SMUCKER, 67***
    Chief Executive Officer
    The J. M. Smucker Company

11. **SUSAN J. KROPF, 67**
    Retired, former President and
    Chief Operating Officer
    Avon Products, Inc.

12. **JOHN M. STROPKI, 65**
    Retired, former Chairman, President
    and Chief Executive Officer
    Lincoln Electric Holdings, Inc.

*Audit Committee Member

1
2
3
4
5
6
7
8
9
10
11
12