Form 10-K, Exhibit 13
period 2016-12-31
SHERWIN WILLIAMS CO
filed 2017-02-22
CIK 89800

Exhibit 13

The Sherwin-Williams Company was founded by Henry Sherwin and Edward Williams in 1866. Today, we are a global leader in the manufacture, development, distribution and sale of paint, coatings and related products to professional, industrial, commercial and retail customers.

The Company manufactures products under well-known brands such as Sherwin-Williams®, Dutch Boy®, HGTV HOME® by Sherwin-Williams, Krylon®, Minwax®, Thompson's® Water Seal® and many more. With global headquarters in Cleveland, Ohio, Sherwin-Williams® branded products are sold exclusively through more than 4,800 company-operated stores and facilities, while the Company's other brands are sold through leading mass merchandisers, home centers, independent paint dealers, hardware stores, automotive retailers and industrial distributors. For more information, visit **www.sherwin-williams.com.**

The Company is comprised of four reportable segments, which together provide our customers innovative solutions to ensure their success, no matter where they work, or what surfaces they are coating.

Paint Stores Group operates the exclusive outlets for Sherwin-Williams® branded paints, stains, supplies, equipment and floor covering in the U.S., Canada and the Caribbean.

Latin America Coatings Group manufactures and sells a wide range of architectural paints, industrial coatings and related products throughout Latin America.

Consumer Group sells one of the industry's most recognized portfolios of branded and private-label products through retailers primarily in North America and in parts of Europe and Latin America, and also operates a highly efficient and productive global supply chain for paint, coatings and related products.

Global Finishes Group manufactures and sells a wide range of OEM product finishes, protective and marine coatings, and automotive finishes to a growing customer base in more than 100 countries.

Contents

Our Global Footprint	▸
Financial Highlights	1
Letter to Shareholders	2
2016 At A Glance	8
Paint Stores Group	10
Latin America Coatings Group	12
Consumer Group	14
Global Finishes Group	16
Shareholder Returns	18
Financial Performance	19

The Sherwin-Williams Company is an equal opportunity employer that recruits, selects and hires on the basis of individual qualifications and prohibits unlawful discrimination based on race, color, religion, sex, national origin, protected veteran status, disability, age, sexual orientation or any other consideration made unlawful by federal, state or local laws.

26
branches
1
facility
CANADA
213
paint stores
3
facilities
40
facilities
3,889
paint stores
228
branches
UNITED STATES
1
branch
78
paint stores
CARIBBEAN
LATIN AMERICA / SOUTH AMERICA
16
branches
339
paint stores
7
facilities
21
facilities
EUROPE
16
branches
7
facilities
12
facilities
ASIA/PACIFIC
7
facilities
1
branch
Paint Stores Group stores
Latin America Coatings Group stores & facilities
Consumer Group facilities
Global Finishes Group branches & facilities
Corporate headquarters

PAINT STORES GROUP'S STORES

UNITED STATES	
Alabama	69
Alaska	7
Arizona	65
Arkansas	47
California	256
Colorado	70
Connecticut	40
Delaware	16
District of Columbia	5
Florida	300
Georgia	154
Hawaii	12
Idaho	26
Illinois	151
Indiana	94
Iowa	41
Kansas	44
Kentucky	57
Louisiana	67
Maine	24
Maryland	84
Massachusetts	61
Michigan	112
Minnesota	62
Mississippi	57
Missouri	74
Montana	18
Nebraska	23
Nevada	23
New Hampshire	21
New Jersey	94
New Mexico	23
New York	131
North Carolina	155
North Dakota	9
Ohio	193
Oklahoma	54
Oregon	54
Pennsylvania	198
Rhode Island	11
South Carolina	82
South Dakota	10
Tennessee	88
Texas	328
Utah	36
Vermont	11
Virginia	123
Washington	97
West Virginia	19
Wisconsin	81
Wyoming	12
CANADA	
Alberta	26
British Columbia	47
Manitoba	8
New Brunswick	4
Newfoundland	2
Nova Scotia	5
Ontario	81
Prince Edward Island	1
Quebec	32
Saskatchewan	7
CARIBBEAN	78
TOTAL	**4,180**

Our Global Footprint

The largest coatings manufacturer in the United States and third-largest worldwide

As a global leader in the development, manufacture and sale of paint, coatings and related products, Sherwin-Williams has an extensive retail presence throughout the Americas, and growing service capabilities in Europe and Asia/Pacific. The Paint Stores Group has 4,180 company-operated specialty paint stores in the United States, Canada and the Caribbean. More than 90 percent of the U.S. population lives within a 50-mile radius of a Sherwin-Williams store. The Consumer Group manages a highly efficient global supply chain consisting of 65 manufacturing plants and 33 distribution centers. The Global Finishes Group sells to a growing customer base in more than 100 countries around the world and has 288 company-operated automotive, protective and marine and product finishes branches. The Latin America Coatings Group operates 339 stores and sells through more than 600 dedicated dealer outlets, primarily located in Argentina, Brazil, Chile, Colombia, Ecuador, Mexico, Peru and Uruguay.

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
PT Sherwin-Williams Indonesia
Quetzal Pinturas, S.A. de C.V.
Resin Surfaces Limited
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
Sherwin Williams Colombia S.A.S.
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
Sherwin-Williams Poland Sp. z o.o
Sherwin-Williams Protective & Marine Coatings
Sherwin-Williams (S) Pte. Ltd.
Sherwin-Williams Services (Malaysia) Sdn. Bhd.
Sherwin-Williams (Shanghai) Limited
Sherwin-Williams (South China) Co., Ltd.
Sherwin-Williams Spain Coatings S.L.
Sherwin-Williams Sweden AB
Sherwin-Williams (Thailand) Co., Ltd.
Sherwin-Williams UK Automotive Limited
Sherwin-Williams Uruguay S.A
Sherwin-Williams (Vietnam) Limited
Sherwin-Williams (West Indies) Limited
SWIPCO — Sherwin Williams do Brasil Propriedade Intelectual Ltda.
Syntema I Vaggeryd AB
TOB Becker Acroma Ukraine
UAB Sherwin-Williams Baltic
ZAO Sherwin-Williams

Financial Highlights

	2016	2015	2014
Net sales (thousands)	$11,855,602	$11,339,304	$11,129,533
Net income (thousands)[1]	$ 1,132,703	$ 1,053,849	$ 865,887
Per common share:			
NET INCOME — DILUTED[1,2]	$ 11.99	$ 11.15	$ 8.77
NET INCOME — BASIC[1,2]	$ 12.33	$ 11.43	$ 9.00
CASH DIVIDENDS	$ 3.36	$ 2.68	$ 2.20
Average common shares outstanding (thousands)	91,839	92,197	96,190
Return on sales	9.6%	9.3%	7.8%
Return on assets	16.8%	18.2%	15.2%
Return on beginning shareholders' equity	130.5%	105.8%	48.8%
Total debt to capitalization	51.0%	69.2%	64.4%
Interest coverage[3]	11.4x	26.1x	20.6x

NET SALES
MILLIONS OF DOLLARS

11,130
11,339
11,856
14
15
16

NET INCOME[1]
MILLIONS OF DOLLARS

866
1,054
1,133
14
15
16

NET INCOME PER SHARE — DILUTED[1,2]

8.77
11.15
11.99
14
15
16

NET OPERATING CASH
MILLIONS OF DOLLARS

1,082
1,447
1,309
14
15
16

(1) Includes costs of $81.5 million after tax, or $0.86 per share, related to the acquisition of The Valspar Corporation, partially offset by a reduction of income tax provision of $44.2 million, or $0.40 per share, resulting from the adoption of a new accounting standard (ASU No. 2016-09).
(2) Presented under the treasury stock method.
(3) Ratio of income before income taxes and interest expense to interest expense.

Letter to Shareholders

My first letter to Sherwin-Williams shareholders as the Company's Chairman, President and CEO comes at the close of a momentous year. Throughout 2016, we celebrated our 150th year in business, paying tribute to the many great leaders and visionaries who helped build this Company. In March 2016, we entered into a definitive agreement to acquire The Valspar Corporation, a deal that will transform Sherwin-Williams into a faster-growing, more profitable and more diversified global paint and coatings company.

2016 was a year of many financial milestones, including record sales for the sixth consecutive year and record earnings for the fifth straight year. Excluding expenses related to the Valspar acquisition, EBITDA — or Earnings Before Interest, Taxes, Depreciation and Amortization — eclipsed $2 billion for the first time in our history and profit before tax, net income and earnings per share all increased by double-digit percentages. Cash from operations surpassed $1.3 billion, and we finished the year with a cash balance of $889.8 million, which will be used to reduce the amount of debt required to complete the Valspar acquisition.

Consolidated net sales for the year increased 4.6 percent to $11.86 billion. Revenue growth was aided by a change in revenue classification related to grossing up third-party service revenue, which increased annual sales by 1.1 percent. The positive effect of the change in revenue classification was more than offset by currency devaluation, which decreased revenue in U.S. dollars by 1.4 percent. Continued weak demand for certain industrial coatings products — particularly those used to maintain oil and gas production and storage assets and mining equipment — also negatively affected sales volumes throughout the year.

Our profit results for 2016 include expenses related to the Valspar acquisition totaling approximately $133 million before tax, and an accounting change adopted during the year that lowered our effective tax rate. Excluding the impact of these items, our core earnings results for the year met or exceeded every expectation we set in January 2016.

- **Operating Profit** improved 10.8 percent to $1.82 billion;
- **Profit Before Tax** grew 11.6 percent to $1.73 billion;
- **Net Income** increased 11 percent to $1.17 billion; and
- **Earnings Per Share** increased 11.7 percent to $12.45 per share — noteworthy considering our Earnings Per Share in 2015 benefited from $0.53 of favorable year-end inventory adjustments.

Each of these results represents a record high for the Company.

This strong profit performance for the year was partially the result of the volume-driven supply chain productivity in North America, good control over selling, general and administrative (SG&A) expenses and lower year-over-year raw material costs, which drove our return on sales to new highs. We expect the incremental margin benefit of lower raw material costs to diminish as we go through 2017.

At $1.31 billion, net operating cash was well ahead of our target of 10 percent of net sales. Working capital was a use of cash during the year, with our year-end working capital ratio — accounts receivable

From left to right:
Allen J. Mistysyn, Senior Vice President – Finance and Chief Financial Officer; **John G. Morikis**, Chairman, President and Chief Executive Officer; **Sean P. Hennessy**, Senior Vice President – Corporate Planning, Development and Administration

plus inventory minus accounts payable, divided by sales — finishing the year at 10.7 percent of sales compared to 8.6 percent at year-end 2015. Last year's ratio was due, in part, to the transitory impact of accounts payable timing. Free cash flow, which is net operating cash less capital expenditures and dividends, was $757.5 million compared to $963.5 million last year.

As we indicated when we announced the Valspar acquisition, we intend to build cash on our balance sheet to reduce total borrowings required to finance the deal. Therefore, we made no open market purchases of our common stock for treasury during 2016, and will suspend share repurchase activity again in 2017. At year end, we had remaining authorization to acquire 11.65 million shares. We are also temporarily modifying our practice of paying 30 percent of prior-year earnings per share in quarterly cash dividends. In the coming year, we will ask our Board of Directors to approve a quarterly dividend increase of $0.01 per share, for a total annual dividend of $3.40 per share compared to the $3.36 per share paid in 2016. This modest increase will represent the 39th consecutive year of annual dividend increases. We view dividends as an important method of returning a portion of the cash we generate to shareholders, and we look forward to returning to a dividend rate of 30 percent of prior-year EPS once debt is reduced to a more sustainable level.

Our results in 2016 reflect the progress we have made on the strategies that drive our long-term revenue growth and profitability. These strategies include expanding our specialty paint store platform in the U.S., Canada and the Caribbean, increasing the penetration of our well-known branded product lines into independent retail outlets throughout the U.S. and Canada, opening new stores and adding dedicated dealer locations throughout Latin America, and growing and differentiating our global industrial coatings product offering in three categories — OEM product finishes, automotive finishes, and protective and marine coatings.

We will continue to make progress in these areas in the years ahead through the efforts of our teams in our four reportable segments.

PAINT STORES GROUP

Our Paint Stores Group is the largest operator of specialty paint stores in North America, servicing the needs of architectural and industrial painting contractors and do-it-yourself homeowners. Net sales for the Group totaled $7.79 billion for the year, an increase of 8.1 percent over 2015, including the effect of the change in revenue classification. Comparable store sales — sales by stores open more than 12 months — increased 5.3 percent during the year and do not reflect the change in revenue classification. The segment's profit increased 13.2 percent to $1.62 billion. Excluding the change in revenue classification, Paint Stores Group profit increased to a record 21.2 percent of sales, up from the previous record of 19.9 percent set in 2015.

Throughout 2016, paint demand in the new residential construction and residential repaint segments remained robust. Sales to these two residential segments combined to grow at a double-digit pace compared to 2015, while sales volumes to the non-residential markets and do-it-yourself customers increased at a more modest mid-single-digit pace. By our estimate, Paint Stores Group grew architectural paint sales volumes at a rate of more than two times the rate of U.S. market growth. Protective and marine coatings sales through our stores declined compared to 2015.

For the second consecutive year, comparable store revenue growth was very strong in the first quarter, slowed somewhat in the second quarter, slowed even more in the third quarter, then picked up momentum again in the fourth quarter. We attribute this pattern to labor constraints among professional painters, which appeared to be less acute in the seasonally smaller quarters.

Our pace of new store openings in 2016 increased our share of total outlets in the dedicated paint store channel. During the year, we opened 94 net new locations, 11 more than in 2015, bringing our total store count in the U.S., Canada and the Caribbean at year-end to 4,180 stores. We remain confident in reaching our next milestone of 5,000 locations in North America, and we intend to get closer to that goal by opening an additional 90 to 100 stores during 2017. To support this pace of new store growth, we recruited more than 1,200 college graduates into our Management Training Program in 2016.

Our results in 2016 reflect the progress we have made on the strategies that drive our long-term revenue growth and profitability.

In 2016, we introduced Paint Shield® microbicidal paint, the first EPA-registered paint that kills up to 99.9 percent of certain bacteria, including staph and E. coli, on painted surfaces within 2 hours of exposure, and continues to kill 90 percent of bacteria for up to four years when the integrity of the surface is maintained. Originally developed for healthcare facilities, athletic facilities, schools and other specialized business settings, Paint Shield® microbicidal paint is also ideal for any residence, especially in the bathroom, kitchen and laundry room.

For the fourth consecutive year, the J.D. Power 2016 Paint Satisfaction Study ranked Sherwin-Williams "Highest in Customer Satisfaction Among Paint Retailers." This is strong confirmation of our progress in building the most customer-centric retail model in our industry.

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

In 2016, unfavorable currency exchange rates in many Latin American countries once again posed a challenge to our results in the region. Full-year net sales decreased 7 percent to $586.9 million, as unfavorable currency translation and weak demand proved too great of a headwind to offset through selling price increases. Currency translation decreased sales in U.S. dollars by 13.5 percent in the year. The Group reported an operating loss in U.S. dollars of $17.4 million in the year compared to profit of $18.5 million in 2015. Unfavorable currency translation also weighed on earnings for the Group, decreasing segment profit $14.2 million in the year.

At the end of the year, we had 339 company-operated Sherwin-Williams stores in Latin America, which is a net increase of 48 locations compared to year-end 2015. At the same time, we expanded our dedicated dealer program, adding 11 in Argentina and 50 in Mexico for a total of 638 dedicated dealer locations. The total number of dedicated Sherwin-Williams outlets in Latin America increased to 977 from 866 at the end of 2015.

During the year, we made great progress in our efforts to upgrade our product portfolio throughout the region. In Brazil, we introduced Sherwin-Williams SuperPaint®, Design, Spazio® and Classic paint lines, sold exclusively through our company-operated stores and dedicated dealers. In Argentina, we launched our successful Loxon® paint line with overall best-in-class performance for hide and durability. These products will better enable us to serve global customers across the Latin America region who demand consistency in product quality, application and performance.

CONSUMER GROUP

The Consumer Group fulfills a dual mission for the Company: supplying branded and private-label products to retailers throughout North America, and supporting our other businesses around the world with new product research and development, manufacturing, distribution and logistics.

In 2016, Consumer Group sales increased 0.4 percent to $1.58 billion, as higher-volume sales to most of our domestic retail accounts was offset by weak demand for our stains and sealer product lines in Europe and unfavorable currency translation. Segment profit increased 3.4 percent to $319.2 million, and segment operating margin increased to 20.1 percent from 19.6 percent last year due primarily to volume-driven operating efficiencies and good SG&A expense control.

Early in the year, we introduced the INFINITY® paint line in Lowe's stores nationwide. The latest addition to our HGTV HOME® by Sherwin-Williams line of paints, INFINITY paint is a one-coat paint and primer with exceptional coverage and hiding characteristics for both interiors and exteriors. We view the HGTV HOME® by Sherwin-Williams paint program at Lowe's as a significant growth opportunity in the years ahead, and we will capitalize on this opportunity by working closely with Lowe's store associates to drive more volume through their paint department.

The Consumer Group leads our worldwide architectural coatings research and development effort and manages a highly efficient global supply chain consisting of 65 manufacturing plants and 33 distribution centers. The health and safety of our employees is our highest priority. During 2016, this Group reduced its recordable injury case rate by 17 percent to a record low, and many of its facilities have experienced no recordable injuries for multiple years.

GLOBAL FINISHES GROUP

The Global Finishes Group manufactures and sells industrial coatings, automotive finishes, and protective and marine coatings to a growing customer base in more than 100 countries around the world. We sell our products through independent retailers, jobbers and distributors, as well as through our company-operated branches.

Net sales for our Global Finishes Group stated in U.S. dollars decreased 1.4 percent to $1.89 billion, due primarily to the effect of foreign currency devaluation that reduced net sales by 2.6 percent. Despite the challenging demand environment in many regions of the world and the drag from currency translation, this Group posted strong profit growth of 18.4 percent to $239.0 million. The Group managed expenses very well throughout the year and benefited from declining raw material costs. Unfavorable currency translation also weighed on profitability, reducing segment profit $5.8 million in the year. Global Finishes Group profit as a percentage of net sales improved to 12.7 percent from 10.5 percent in 2015.

We made some important modifications to our industrial coatings research and development capabilities in 2016. The technical organizations serving each of our individual lines of business — general finishing, wood coatings, protective and marine and automotive finishes — were consolidated into one integrated R&D organization. This new organization will enable us to better leverage our successful technologies across all product categories, accelerate new product innovation, enhance our product quality and consistency worldwide, and facilitate the development of a global industrial color strategy.

To move our technical resources closer to our customers, we built state-of-the-art global application centers in Warrensville, Ohio, Greensboro, North Carolina, and Märsta, Sweden. These centers are equipped with the most advanced coatings application equipment and technology available, enabling us to replicate our customers' production lines and optimize product formulas to their real-world application conditions.

valspar®

ACQUISITION OF VALSPAR EXPECTED TO ENHANCE SHERWIN-WILLIAMS' GLOBAL POSITION

On March 19, 2016, Sherwin-Williams entered into a definitive agreement to acquire The Valspar Corporation for $113 per share in an all-cash transaction, valuing the enterprise at approximately $11.3 billion.

These two companies have highly complementary paint and coatings offerings, and the combination will enhance Sherwin-Williams' position as a premier global paints and coatings provider. The transaction will result in an exceptional, diversified array of strong brands and technologies, accelerate Sherwin-Williams' growth strategy by expanding its global platform in Asia-Pacific and EMEA, and add new capabilities in the packaging and coil segments. Customers of both companies will benefit from the increased product range, enhanced technology and innovation capabilities.

We have a long track record of successfully integrating acquisitions and are highly confident in our ability to achieve $280 million of estimated annual synergies in the areas of sourcing, SG&A, and process and efficiency savings within two years of the closing of the transaction, as well as our long-term annual synergy target of $320 million. We expect this transaction to be immediately accretive, excluding one-time costs, and meaningfully enhance our cash flow generation profile.

Since announcing the agreement, we have worked diligently to secure regulatory approval for the transaction and to define what this new, combined organization would look like post-integration. Based on our ongoing discussions with the Federal Trade Commission, we expect a divestiture will be required to gain approval to complete the acquisition, and, as of the writing of this letter, we are actively working toward that objective. Under the terms of the merger agreement, in the event that divestitures are required of businesses totaling more than $650 million of Valspar's 2015 revenues, the transaction price would be adjusted to $105 in cash per Valspar share. The expected divestiture falls well below the $650 million revenue threshold mentioned above, and we expect to negotiate the divestiture and complete the Valspar transaction before the end of April at a price of $113 per share.

CELEBRATION 150 SINCE 1866

CELEBRATING 150 YEARS ...

2016 marked a milestone year for Sherwin-Williams as the Company celebrated its 150th anniversary with employees, customers and partners by highlighting the Company's long-standing commitment to innovation, color and community.

Founded in 1866 by Henry Sherwin and Edward Williams, the Company launched the Celebration 150 initiative to honor the rich history and contributions from all employees, who today total more than 40,000 people worldwide.

The Company hosted celebrations around the world, including the U.S., South America, Europe and Asia. In May, the Company hosted an event near its world headquarters in Cleveland, and John Morikis and other members of the management team rang the opening bell at the New York Stock Exchange.

Committed to supporting the communities in which we work, Sherwin-Williams also marked the anniversary year with community outreach projects worldwide. Throughout the year, employees participated in paint renovation projects in schools, churches, community centers and other deserving organizations in many locations around the world.

Celebration 150 initiatives on social media provided an opportunity to engage and share Sherwin-Williams' rich history and look to the exciting future of the Company.

Commenting on the Company's 150 years of accomplishments, John Morikis said, "150 years ago, our founders weren't thinking about making history, they were thinking about how to develop innovative products, provide great service and create a strong culture that we continue to build on today."

BOARD AND MANAGEMENT CHANGES

On December 31, 2016, Chris Connor retired from his position as Executive Chairman, following a 34-year career with Sherwin-Williams. Chris will remain a member of our Board of Directors until the end of his current term at our 2017 Annual Meeting of Shareholders in April 2017. Last November, our Board elected me to assume the additional role of Chairman effective January 1, 2017.

In October, our Board elected Al Mistysyn to serve as Senior Vice President — Finance and Chief Financial Officer, effective January 1, 2017. Al joined Sherwin-Williams in June 1990 and had served as our Senior Vice President — Corporate Controller since October 2014. He assumed the CFO duties previously held by Sean Hennessy, who will remain with the Company in the role of Senior Vice President — Corporate Planning, Development and Administration. Sean will provide support for the Valspar acquisition integration planning and assist Al with his new role to ensure a smooth transition of responsibilities. We are fortunate to have such a strong internal candidate in Al for the role of CFO, and we are pleased that Sean will continue to provide support and guidance as we transition to a new CFO and close the acquisition of Valspar. Sean's extraordinary vision, insight and execution during his 15 years as CFO have been instrumental in contributing to the Company's strong operating results, responsible and disciplined financial management, and significant returns for our shareholders.

Jane Cronin was elected by the Board to replace Al Mistysyn as Senior Vice President — Corporate Controller. Jane joined Sherwin-Williams in September 1989 and had served as Director of Accounting, Consumer Group; Vice President — Controller, Diversified Brands Division, Consumer Group; and, most recently, Vice President — Corporate Audit and Loss Prevention since September 2013. Her appointment to this important leadership role reflects our recognition of her success with the Company and our confidence in her skills and experience to lead the Company's global accounting operations and financial reporting functions.

In May, Dennis Karnstein was named Senior Vice President of Global Integration for the Valspar acquisition. This unique assignment will capitalize on Dennis' experience in acquisition integration to ensure that we fully leverage the skills and talent of both companies in this combination. Dennis joined Sherwin-Williams in 1989 as a Management Trainee in our Paint Stores Group. After working his way up through the ranks in our Paint Stores organization, serving as both Vice President of Marketing and Vice President of Sales, Dennis joined our Global Finishes Group and relocated to Europe to manage the integration of Becker Acroma and Sayerlack, two industrial wood finishes companies we acquired in 2010. Since those successful integrations, Dennis has served as Vice President of Marketing and Senior Vice President and General Manager for Product Finishes Europe and, most recently, President and General Manager, Product Finishes Division of our Global Finishes Group.

In May, Bruce Irussi was promoted to the position of President and General Manager of the Product Finishes Division of our Global Finishes Group. Bruce joined Sherwin-Williams in 1984 as a Professional Coatings Representative, and then served as Branch Manager, Sales Manager, Product Finishes Division Area Sales Manager, District Manager and Regional Facility Manager. Prior to this promotion, Bruce served as our Senior Vice President of Sales, Product Finishes Division — North America since 2008.

In October, Justin Binns was promoted to the position of President and General Manager for the Eastern Division of our Paint Stores Group. Justin began his career with Sherwin-Williams as a part-time store sales associate in La Crosse, Wisconsin in 1997 and worked his way up the organization, serving as an Assistant Store Manager, Store Manager, Sales Representative, Sales Manager and District Manager. Justin's most recent assignment was Vice President of Sales in California.

These executives have an average tenure with Sherwin-Williams of approximately 28 years. They are all tested and proven leaders who have contributed to our success over many years, and I am confident each will play an even greater role in our success in the future.

OUTLOOK FOR 2017

Looking ahead to 2017, the demand for paint and coatings in most domestic markets continues to look positive. Growth in residential starts and existing home turnover was sufficient to drive 2 to 3 percent growth in U.S. architectural industry volume in 2016, and the outlook for 2017 is comparable. Although contracts for new commercial and institutional construction projects slowed somewhat in 2016, it was a solid year in absolute square footage terms, and refurbishment activity has picked up, all of which bode well for paint demand in the segment over the next few years. Outside the U.S., we are increasingly optimistic about demand conditions across many regions and industrial coatings categories, but our optimism is tempered somewhat by the expectation of continued currency headwinds.

Looking ahead to 2017, the demand for paint and coatings in most domestic markets continues to look positive. ...We are well-positioned to benefit from the trends we see in the market.

From a profitability standpoint, we should continue to benefit from domestic paint volume growth and prudent expense control, but rising raw material costs are likely to constrain gross margins, especially early in the year. Raw materials represent roughly 85 percent of the cost of goods sold for most paint products, and we anticipate modest inflation in the raw materials basket overall in 2017. The recent uptick in the price of crude oil could result in upward pressure on petrochemical-based materials such as latex, alkyd resins and solvents, but these commodities will not necessarily move in a linear relationship with crude. We believe most of the raw materials inflation will come from titanium dioxide (TiO^{2}). Stronger global demand for high-grade chloride TiO^{2} and relatively tight inventory levels have prompted most producers to announce additional price increases effective in the first and second quarters of 2017. It remains to be seen how much, if any, of these increases will take effect. Based on these factors, we expect average year-over-year raw material costs for the paint and coatings industry to be up in the low-single-digit range in 2017.

We are well-positioned to benefit from the trends we see in the market. Our continued focus on better serving a diverse and increasingly global professional customer base, expanding our distribution domestically and abroad, developing new and innovative products, managing expenses and working capital, generating cash, and continuing to invest in our people, will enable us to grow and prosper in the year ahead. We are equally confident that these same factors will continue to produce superior results and returns for our shareholders over the long term.

To all the dedicated employees of Sherwin-Williams around the world, I offer my heartfelt thanks for your hard work, skills and commitment. We have the best team in the business, and you make the difference in our success. On behalf of all Sherwin-Williams employees, we offer our thanks and appreciation to our shareholders, customers and suppliers for your continued trust and confidence.

John G. Morikis
Chairman, President and Chief Executive Officer

2016 AT A GLANCE

Paint Stores Group

Sherwin-Williams Paint Stores are the exclusive outlets for Sherwin-Williams® branded paints, stains, supplies, equipment and floor covering in the U.S., Canada and the Caribbean.

PRODUCTS SOLD: Paints, stains, coatings, caulks, applicators, wallcoverings, floor coverings, spray equipment and related products

MARKETS SERVED: Do-it-yourselfers, professional painting contractors, home builders, property maintenance, healthcare, hospitality, architects, interior designers, industrial, marine, flooring and original equipment manufacturer (OEM) product finishers

MAJOR BRANDS SOLD: Sherwin-Williams®, A-100®, Cashmere®, Color Wheel™, Duracraft®, Duration®, Duration Home®, Duron®, Emerald®, Frazee®, General Paint™, Harmony®, HGTV Home® by Sherwin-Williams, Kwal®, MAB®, Paint Shield®, Parker™ Paints, PrepRite®, ProClassic®, ProIndustrial™, ProMar®, ProPark®, Solo®, SuperDeck®, SuperPaint®, Woodscapes®

OUTLETS: 4,180 Paint Stores Group stores primarily in the United States, Canada, Jamaica, Puerto Rico, Trinidad and Tobago

65.7%
of total sales

Duration
Emerald

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

MAJOR BRANDS SOLD: Sherwin-Williams®, Andina®, Colorgin®, Condor®, Dutch Boy®, Kem Pro®, Kem Tone®, Krylon®, Loxon®, Marson®, Martin Senour®, Metalatex®, Minwax®, Novacor®, ProConstructor®, Sumaré® Ultra Proteccion™

OUTLETS: 339 company-operated stores in Brazil, Chile, Colombia, Ecuador, Mexico, Peru and Uruguay. Distribution through dedicated dealers, home centers, distributors, hardware stores, and through licensees in Argentina, El Salvador, Peru and Venezuela

5.0%
of total sales

Pro Constructor
LOXON

Consumer Group

Our Consumer Group sells one of the industry's most recognized portfolios of branded and private-label products through retailers across North America and in parts of Europe and Latin America, and also operates a highly effective global supply chain for paint, coatings and related products.

PRODUCTS SOLD: Branded, private-label and licensed brand paints, stains, varnishes, industrial products, wood finishing products, wood preservatives, applicators, corrosion inhibitors, aerosols, caulks and adhesives, and related products

MARKETS SERVED: Do-it-yourselfers, professional painting contractors, industrial maintenance and flooring contractors

MAJOR BRANDS SOLD: Accurate Dispersions™, Altax™, Bestt Liebco®, Conco®, Duckback®, Dupli-Color®, DuraSeal®, Dutch Boy®, Geocel®, H&C®, HGTV HOME® by Sherwin-Williams, Kool Seal®, Krylon®, Martin Senour®, Mason's Select®, Minwax®, Pratt & Lambert®, Purdy®, Ronseal™, Rubberset®, Snow Roof®, Sprayon®, SuperDeck®, Thompson's® WaterSeal®, Tri-Flow®, Uniflex®, VHT®, White Lightning®

OUTLETS: Leading mass merchandisers, home centers, independent paint dealers, hardware stores, craft stores, fine art stores, automotive retailers and industrial distributors in the United States, Canada, Mexico, Poland and United Kingdom

13.4%
of total sales

ACRYLA-DECK
INFINITY
Thompson's WaterSeal
TIMBER OIL
DURA CLEAN

Global Finishes Group

The Global Finishes Group manufactures and sells a wide range of OEM product finishes, protective and marine coatings, and automotive finishes to a growing customer base in more than 100 countries.

PRODUCTS SOLD: Asset protection products, wood finishes, powder coatings, coatings for plastic and glass, aerosols, high-performance interior and exterior coatings for the automotive, aviation, fleet, heavy truck, material handling, agriculture and construction, and building products markets

MARKETS SERVED: Commercial construction, industrial maintenance, OEM applications in military, heavy equipment, electronics, building products, furniture, cabinetry and flooring, automotive jobbers, wholesale distributors, collision repair facilities, dealerships, fleet owners and refinishers, production shops, body builders, manufacturers, and job shops

MAJOR BRANDS SOLD: Sherwin-Williams®, Acrolon®, AcromaPro®, Arti™, ATX™, AWX Performance Plus™, Baco®, Conely™, DFL™, Dimension®, Envirolastic®, Euronavy®, Excelo®, Fastline™, Finish 1™, Firetex®, Genesis®, Heat-Flex®, Inchem®, Kem Aqua®, Lanet™, Lazzuril®, Macropoxy®, Magnalux™, Martin Senour®, Oece™, PermaClad®, Planet Color®, Polane®, Powdura®, Sayerlack®, Sher-Nar®, Sher-Wood®, Ultra™, Ultra-Cure®

OUTLETS: 288 company-operated automotive, industrial and product finishes branches and other operations in the United States, Australia, Belarus, Belgium, Brazil, Canada, Chile, China, Czech Republic, Denmark, Finland, France, Germany, India, Ireland, Italy, Lithuania, Malaysia, Mexico, Norway, Peru, Poland, Portugal, Romania, Russia, Singapore, Spain, Sweden, Thailand, Ukraine, United Kingdom and Vietnam. Distribution in 38 other countries through wholly owned subsidiaries, joint ventures, distributors, export options, and licensees of technology, trademarks and trade names

15.9%
of total sales

RUST PROOF
PREMIUM CLEARCOAT
CC200
B62W335
SKYscapes

SHERWIN WILLIAMS

Paint Stores Group

Sherwin-Williams Paint Stores Group is the leading operator of specialty paint stores in North America. As exclusive outlets for Sherwin-Williams® branded paints, stains and supplies, these stores serve a broad customer base including architectural and industrial painting contractors, residential and commercial builders and remodelers, property owners and managers, OEM product finishers and do-it-yourself homeowners.

In 2016, the Paint Stores Group opened 94 new stores, bringing the total to 4,180 locations throughout the U.S., Canada and Caribbean region. Net sales for the Group increased 8.1 percent to $7.79 billion for the year, including a 5.3 percent increase in net sales from stores open for more than 12 calendar months. Segment profit rose 13.2 percent to $1.62 billion, driven by higher paint sales volume.

With a focus on developing new technologies to continuously improve product performance, the Paint Stores Group introduced 26 new products during the year, including:

- SnapDry™ door and trim paint for both interior and exterior applications, which cures in as little as one hour and is resistant to dirt, fingerprints, UV rays and weathering
- The addition of a true flat finish to our Emerald® lineup, with the exceptional washability that customers have come to expect from Emerald
- Next-generation Sher-Wood®, a comprehensive tintable wood care program for professional wood finishers
- SuperDeck® Waterborne Semi Transparent Deck Stain, our first deck stain to come with a three-year warranty, part of our complete SuperDeck program to help with any deck care need
- Rejuvenate™ Siding Restoration Coating, a fast-drying exterior paint and primer in one, designed to give aged, weathered or damaged siding a smooth, uniform appearance, featuring SmoothFill Technology™, which maximizes adhesion to create a smooth finish
- Extension of the ProIndustrial™ line of light industrial products for commercial painting contractors, including the introduction of Procryl® Primer, DTM Primer Finish and Multi-Surface acrylic semi-gloss formulations that meet the strictest environmental standards

The launch of the new ColorSnap® Studio suite of color selection tools was completed this year, along with updating the ColorSnap app, which customers can use to explore and match colors, visualize color in their space and locate color chips in-store. Customers can share their ideas, inspiration and completed projects with others by using #swcolorlove on social media.

achievements

- **Paint Shield®, the first EPA-registered microbicidal paint that kills up to 99.9 percent of certain bacteria,** including staph and E. coli, within two hours of exposure on painted surfaces, was named Best of What's New by *Popular Science* and the Editor's Choice Product of the Year by *Architectural Record*. It also received a Product Innovation Award from *Architectural Products* magazine, the Best of Products Award from *The Architect's Newspaper* and the Product Innovation Award from *Product Innovations 2016*.
- **More than 3,250 stores participated in over 275 projects** to assist non-profit organizations during our fifth annual National Painting Week.
- **We ranked "Highest in Customer Satisfaction Among Paint Retailers" for the fourth year in a row,** according to the 2016 J.D. Power Paint Satisfaction Study, and Highest in Customer Satisfaction Among Exterior Paints in 2016.*

*Sherwin-Williams received the highest numerical score for paint retailers in the J.D. Power 2013-2016 Paint Satisfaction Studies and exterior paint in the 2016 study. 2016 study based on 16,128 responses measuring experiences and perceptions of customers in the previous 12 months, surveyed in January-February 2016. Your experiences may vary. Visit jdpower.com.

Latin America Coatings Group

The Latin America Coatings Group reaches approximately 425 million prospective customers throughout the region within the architectural, protective and marine, product finishes and automotive markets. The Group manufactures and distributes architectural paints, industrial coatings and related products through company-operated stores, dedicated dealers, home centers, distributors, hardware stores and other retailers.

In 2016, the Latin America Coatings Group recorded sales of $586.9 million, a 7.0 percent decrease from last year, and a segment profit loss of $17.4 million compared with a profit of $18.5 million in 2015. While results in the Group were impacted by unfavorable currency translation rate changes, lower paint sales volumes, and goodwill and trademark impairment charges, we're starting to see the positive impact of previous investments partially offsetting the adverse effects of currency devaluation and weak end markets in some geographies.

During the year, we continued to grow our controlled distribution model by expanding direct coverage into new territories throughout Mexico, Central America and South America, while developing new product portfolios, streamlining existing products, improving the focus of our selling efforts and gaining operational efficiencies. We opened a record 48 net new company-owned stores during 2016. We also continued to expand the Dedicated Dealer program by adding 63 net new dealer locations, and we are now serving customers in over 1,000 Sherwin-Williams branded stores. Dedicated dealers are independent businesses that predominantly stock Sherwin-Williams branded products supplied by the Latin America Coatings Group. Overall, the Group has 4,790 employees in Argentina, Brazil, Chile, Colombia, Ecuador, Mexico, Peru and Uruguay. Sherwin-Williams also operates 10 manufacturing sites across the region and has subsidiaries and licensees with operations in approximately seven countries.

In Brazil, we launched a comprehensive product portfolio exclusively for our controlled distribution platform. The new paint product portfolio includes Sherwin-Williams SuperPaint®, Design, Spazio® and Classic product lines. These products were developed to meet the needs of a full range of customers, spanning quality levels from economy to super-premium.

The Latin America Coatings Group also commenced the promotion of our exceptional products and spectacular color offering with an impactful branding campaign in the top five markets in the region. Based on the successful U.S. color chips advertising campaign, the program provides consistent brand positioning throughout the Americas and is delivered through a broad range of communication vehicles including TV, print, online advertising, social media and in-store efforts.

Throughout the region, we continued to roll out interior and exterior store updates with new colors, planograms and improved layout and signage, inspired by the U.S. Paint Stores Group guidelines. These updates are designed to better highlight and guide shoppers to new and premium products, providing customers with a more consistent in-store experience among locations.

Descubra
uma tinta
excepcional

achievements

- **In Brazil, we collaborated with renowned graffiti artist Eduardo Kobra to create the world's largest mural, "The Ethnic,"** inspired by the Olympic rings and featuring the faces of indigenous ethnic groups representing five continents. The mural spans over 3,000 square feet, took almost 3,000 cans of aerosol paint to complete and features most of the Colorgin® color palette *(see featured photo at left)*.
- **In mid-2016, we launched the next generation of our successful Loxon® paint product line in Argentina,** with overall best-in-class performance for hide and durability.
- **Our Painter Academy program reached a record of more than 15,000 paint contractors and paint dealer clerks in 2016.** The academy course is a thorough program that covers everything from painting basics to advanced painting techniques and complex surfaces.
- **The Group supplied paint for one of the region's most significant projects, the "Ecuador Financial Platform,"** a new government complex in Quito that will house Ecuador's financial and tax branches. With more than 100,000 square meters of painted surfaces, the complex is the most significant project taken on by the country's government in many years.

Consumer Group

The Consumer Group includes a strong portfolio of branded and private-label products that are well-known and highly regarded among do-it-yourself and professional customers across North America and parts of Europe and Latin America. The Group also leads Sherwin-Williams' worldwide architectural coatings research and development effort, and manages the Company's Global Supply Chain consisting of 65 manufacturing plants and 33 distribution centers.

The Consumer Group supplies paint retailers and automotive parts retailers located primarily in North America and areas of Europe and Latin America. Brands include Thompson's® WaterSeal® exterior waterproofing products, Dutch Boy®, HGTV HOME® by Sherwin-Williams and Pratt & Lambert® paint, Minwax® interior wood finishing products, Krylon® aerosol paints, Purdy® paint brushes and rollers, Ronseal™ woodcare products, H&C® Concrete decorative stains, Duckback® exterior wood stains, and Dupli-Color™ automotive aerosol paints.

In 2016, net sales for the Group increased 0.4 percent to $1.58 billion, and segment profit increased 3.4 percent to $319.2 million, up from $308.8 million last year.

The HGTV HOME® by Sherwin-Williams paint product line continued to expand with the introduction of INFINITY® paint, a complete, one-coat paint and primer with exceptional hiding power and durability for interiors and exteriors. Eight of the 16 designer-inspired HGTV HOME® by Sherwin-Williams paint color collections are available exclusively at Lowe's.

The Thompson's WaterSeal Penetrating Timber Oil line also continues to expand with new colors and opacities and is available nationwide in Home Depot stores. The unique formulation nourishes, beautifies and protects exterior wood, including hardwoods, with its triple blend of premium oils.

Other products introduced during the year include Dutch Boy® Dura Clean® Exterior paint, which can be applied in low temperatures and is resistant to dirt, cracks, chips, peeling, fading and mildew; H&C® Acryla-Deck™ stain with Cool Feel® technology that lowers concrete surface temperatures by up to 20°F; and Uniflex® Silicone44™ roof coating, which rolls on exceptionally smooth and withstands ponding water.

Sherwin-Williams' Global Supply Chain had record production in 2016, as it continues to facilitate the sharing of systems, tools, processes and best practices among its 98 manufacturing, distribution and logistics locations. The newly opened Innovation Resource Center accelerates the sharing of innovative technologies across all business units. During the year, the Global Supply Chain also opened a new powder coating facility in Poland, and added capacity to its facilities in Morrow, Georgia, and San Diego, California.

achievements

- **In 2016, the Consumer Group introduced Minwax® Complete 1-Step Floor Finish,** the first to market with innovative technology that combines stain and protective finish in one product to reduce the time it takes to finish hardwood floors.
- **Over 800 Do It Best® stores/members have installed an all-new Color Journeys™ color rack and system;** the new paint department at Do It Best also offers updated and improved lines of Pratt & Lambert® and Do It Best paints.
- **In Canada, the Color Journeys™ merchandising display was installed in 150 Federated Co-Op locations,** and the Group introduced private label branded paints, as well as expanded our Purdy® paint brush offering, at all Federated locations.
- **The Global Supply Chain reduced its recordable injury case rate by 17 percent to a record low in 2016;** the APAC region has experienced no recordable cases for 45 consecutive months; and the Memphis, Tennessee plant has operated for the last 10 years without any injuries.

Global Finishes Group

The Global Finishes Group serves customers across five continents and more than 100 countries. It operates nearly 300 facilities worldwide, providing a broad range of performance coatings and product finishes, including industrial coatings, automotive finishes, and protective and marine coatings, to a growing customer base.

In 2016, Global Finishes Group net sales stated in U.S. dollars decreased 1.4 percent to $1.89 billion, due to unfavorable currency translation rate changes, which decreased sales by 2.6 percent. Segment profit increased to $239.0 million, up 18.4 percent from the prior year, due to greater operating efficiencies, good cost control and lower raw material costs.

To provide more technical resources and custom-tailored solutions closer to our customers, the Group opened three state-of-the-art Global Application Centers in 2016, located in Ohio, North Carolina and Sweden, featuring industry-leading technology that replicates customer product lines, including applications methods, temperature and humidity, and innovates coating application techniques with our products.

In automotive finishes, Sherwin-Williams remains the leader in the production shop segment and among the top three brands in automotive refinishing in North America. In Central and South America, Sherwin-Williams holds the number one market share position in vehicle and fleet refinishing. During the year, the Group launched Dynamic Clearcoat (CC200), creating an entirely new category in the market — speed glamour finish — among premium clearcoats. Other new products introduced during the year include: Martin Senour®RustProof M/D™ coatings, with advanced technology that provides direct-to-metal adhesion and exceptional rust preventative durability; and SKYscapes® General Aviation Basecoat, which provides superior appearance and durability, and cures in half the time of other single-stage aerospace coating systems.

In product finishes, we introduced the Hydroplus™ family of low-VOC, high-performance wood coatings for furniture, musical instruments and baseball bats; Polane® D 8700, a direct-to-metal extension of the Polane product family that is sprayed directly onto the substrate without needing a primer; Ultra-Cure® waterborne UV coatings for kitchen cabinetry; and a new accelerator for the popular Genesis® LV urethane coatings line that improves cycle time by up to 75 percent. Customers also continued to take advantage of our Aurora Color System, an online color-matching tool that accesses thousands of Sherwin-Williams formulas, reducing the time required to match a particular color.

In protective and marine, we introduced two new surface-tolerant epoxy coatings in North America. DuraPlate® 301W and 310K are formulated to be applied to steel in damp or cold conditions, effectively extending the seasons in which coatings can be applied. We also launched Sher-Loxane™ 800, a high-performance coating for use in marine, bridge and highway markets. The product provides superior corrosion resistance and maintains a finished appearance in harsh conditions.

achievements

- **We expanded our Chemical Agent Resistant Coating (CARC) program with the U.S. military** by becoming the only manufacturer to receive approvals for CARC powder coatings in all three colors used by the U.S. military — black, tan and green.
- **DuraPlate® 301W earned the Queen's Award for Enterprise: Innovation** for its ability to extend coating seasons, enhance efficiencies and reduce project costs. The breakthrough coating has unique surface, humidity and temperature-tolerant properties designed to protect assets in the harshest of environments.
- **The Steel Tank Institute presented its 2016 Affiliate New Product of the Year award** to Sherwin-Williams for its EnviroLastic® Polyaspartic coatings, which help improve efficiency, reduce costs and provide long-term performance and aesthetics.
- **Our powder manufacturing plant in Arlington, Texas, received QUALICOAT certification** for meeting high standards of quality and durability for powders applied to architectural aluminum.

Shareholder Returns

COMPARISON OF CUMULATIVE FIVE-YEAR TOTAL RETURN

$350
$300
$250
$200
$150
$100
2011
2012
2013
2014
2015
2016
Sherwin-Williams Co.
S&P 500 Index
Peer Group

Peer group of companies comprised of the following: Akzo Nobel N.V., BASF SE, H.B. Fuller Company, Genuine Parts Company, The Home Depot, Inc., Lowe's Companies, Inc., Masco Corporation, Newell Brands Inc., PPG Industries, Inc., RPM International Inc., Stanley Black & Decker Inc. and USG Corporation

STOCK REPURCHASE (millions of shares)

15.00
12.00
9.00
6.00
3.00
0.00
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016*

*No open market purchases in 2016

130.9	118.2	114.5	108.8	105.7	103.9	103.0	98.1	94.0	94.0

Average Common Shares Outstanding (fully diluted, in millions)

DIVIDENDS PER SHARE

$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$.50
$0.00
80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16

FIVE-YEAR RETURN

The graph at left compares the cumulative five-year total shareholder return on Sherwin-Williams common stock with the cumulative five-year total return of the companies listed on the Standard & Poor's 500 Stock Index and a peer group of companies selected on a line-of-business basis. The cumulative five-year total return assumes $100 was invested on December 31, 2011 in Sherwin-Williams common stock, the S&P 500 and the peer group. The cumulative five-year total return, including reinvestment of dividends, represents the cumulative value through December 31, 2016.

RETURNING CASH TO SHAREHOLDERS

We have consistently returned a portion of our cash generated from operations to shareholders through cash dividends and share repurchases. In 2016, the Company increased its cash dividend 25.4 percent to $3.36 per share, marking the 38th consecutive year we increased our dividend. While we also view share repurchases as an efficient way of returning cash to shareholders, in 2016, we made no open market purchases of our stock for treasury, as we were building cash on our balance sheet to reduce total borrowings required to finance the Valspar acquisition. Over the past 10 years, we have reduced our average diluted common shares outstanding by more than 36 million shares.

FINANCIAL PERFORMANCE

FINANCIAL TABLE OF CONTENTS

Financial Summary	20

Management’s Discussion and Analysis of Financial Condition and Results of Operations	21

Reports of Management and the Independent Registered Public Accounting Firm	36

Consolidated Financial Statements and Notes	40

Cautionary Statement Regarding Forward-Looking Information	76

Shareholder Information	77

Corporate Officers and Operating Management	78

FINANCIAL SUMMARY
(millions of dollars except as noted and per share data)

	2016		2015		2014		2013		2012
Operations
Net sales	$11,856		$11,339		$11,130		$10,186		$9,534
Cost of goods sold	5,933		5,780		5,965		5,569		5,328
Selling, general and administrative expenses	4,159		3,914		3,823		3,468		3,260
Impairments and dissolution	11								4
Interest expense	154		62		64		63		43
Income before income taxes	1,595		1,549		1,258		1,086		907
Net income	1,133		1,054		866		753		631
Financial Position
Accounts receivable - net	$1,231		$1,114		$1,131		$1,098		$1,033
Inventories	1,068		1,019		1,034		971		920
Working capital - net	798		515		(115)		630		1,273
Property, plant and equipment - net	1,096		1,042		1,021		1,021		966
Total assets	6,753		5,779		5,699		6,383		6,235
Long-term debt	1,211		1,907		1,116		1,122		1,632
Total debt	1,953		1,950		1,799		1,722		1,705
Shareholders’ equity	1,878		868		996		1,775		1,792
Per Common Share Information
Average shares outstanding (thousands)	91,839		92,197		96,190		100,898		101,715
Book value	$20.20		$9.41		$10.52		$17.72		$17.35
Net income - diluted (1), (2)	11.99		11.15		8.77		7.25		6.02
Net income - basic (2)	12.33		11.43		9.00		7.46		6.20
Cash dividends	3.36		2.68		2.20		2.00		1.56
Financial Ratios
Return on sales	9.6%		9.3%		7.8%		7.4%		6.6%
Asset turnover	1.8	x	2.0	x	2.0	x	1.6	x	1.5	x
Return on assets	16.8%		18.2%		15.2%		11.8%		10.1%
Return on equity (3)	130.5%		105.8%		48.8%		42.0%		41.6%
Dividend payout ratio (4)	30.1%		30.6%		30.3%		33.2%		37.7%
Total debt to capitalization	51.0%		69.2%		64.4%		49.2%		48.8%
Current ratio	1.3		1.2		1.0		1.2		1.7
Interest coverage (5)	11.4	x	26.1	x	20.6	x	18.3	x	22.2	x
Net working capital to sales	6.7%		4.5%		(1.0)%		6.2%		13.3%
Effective income tax rate (6)	29.0%		32.0%		31.2%		30.7%		30.4%
General
Capital expenditures	$239		$234		$201		$167		$157
Total technical expenditures (7)	153		150		155		144		140
Advertising expenditures	351		338		299		263		247
Repairs and maintenance	100		99		96		87		83
Depreciation	172		170		169		159		152
Amortization of intangible assets	26		28		30		29		27
Shareholders of record (total count)	6,787		6,987		7,250		7,555		7,954
Number of employees (total count)	42,550		40,706		39,674		37,633		34,154
Sales per employee (thousands of dollars)	$279		$279		$281		$271		$279
Sales per dollar of assets	1.76		1.96		1.95		1.60		1.53

(1)
Diluted net income per common share for 2016 includes an $.86 per share charge for Valspar acquisition costs, partially offset by a $.40 per share increase related to an income tax accounting change due to the adoption of ASU No. 2016-09. See Notes 2 and 14, respectively.

(2)	All earnings per share amounts are presented using the treasury stock method. See Note 15.

(3)	Based on net income and shareholders’ equity at beginning of year.

(4)	Based on cash dividends per common share and prior year’s diluted net income per common share.

(5)	Ratio of income before income taxes and interest expense to interest expense.

(6)	Based on income before income taxes.

(7)	See Note 1 for a description of technical expenditures.

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
The Company’s financial condition, liquidity and cash flow continued to be strong in 2016 as net operating cash topped $1.000 billion for the fourth straight year primarily due to improved operating results in our Paint Stores and Global Finishes Groups. Net working capital increased $282.8 million at December 31, 2016 compared to 2015 due to a significant increase in cash and other current assets partially offset by a significant increase in current liabilities. Cash and cash equivalents increased $684.0 million which were generated from cash flow from operations. Other current assets increased $150.3 million primarily due to an interest rate lock asset, while current portion of long-term debt increased $697.3 million resulting from 1.35% senior notes becoming due in 2017. In April 2016, the Company entered into a $7.3 billion bridge credit agreement (Bridge Loan) and a $2.0 billion term loan credit agreement (Term Loan) as committed financing for the pending acquisition of The Valspar Corporation (Acquisition) as disclosed in Note 2. No balances were drawn against these facilities as of December 31, 2016. Debt issuance costs of $65.1 million related to these facilities were incurred and recorded in Other current assets. Of this amount, $61.1 million was amortized and included in Interest expense for year ended December 31, 2016. The Company has been able to arrange sufficient short-term borrowing capacity at reasonable rates, and the Company has sufficient total available borrowing capacity to fund its current operating needs. Net operating cash decreased $138.9 million to $1.309 billion in 2016 from $1.447 billion in 2015 as an increase in net income was not enough to offset increased cash used for working capital accounts due to timing of payments. Strong net operating cash provided the funds necessary to invest in new stores and manufacturing and distribution facilities, return cash to shareholders through dividends, and build a cash reserve needed for the pending Acquisition expected to be completed in early 2017.

Results of operations for the Company were strong and improved in many areas in 2016, primarily due to an improving domestic architectural paint market. Consolidated net sales increased 4.6 percent in 2016 to $11.856 billion from $11.339 billion in 2015 due primarily to higher paint sales volume in the Paint Stores and the impact of a change in revenue classification beginning in the third quarter related to grossing up third-party service revenue and related costs which were previously netted and immaterial in prior periods (Revenue reclassification). The Revenue reclassification increased net sales 1.1 percent. This prospective change primarily impacts the Paint Stores and Global Finishes Groups. This change had no impact on segment profit, but reduced segment profit as a percent to net sales of the affected groups. Consolidated gross profit as a percent of consolidated net sales increased to 50.0 percent in 2016 from 49.0 percent in 2015 due primarily to increased paint sales volume and improved operating efficiency, partially offset by the Revenue reclassification. Selling, general and administrative expenses (SG&A) increased $245.9 million in 2016 compared to 2015 and increased as a percent of consolidated net sales to 35.1 percent in 2016 as compared to 34.5 percent in 2015 due primarily to new store openings and Acquisition expenses. Amortization of credit facility costs incurred in early 2016 and interest on debt issued in July 2015 increased interest expense $92.3 million in 2016. The effective income tax rate was 29.0 percent for 2016 and 32.0 percent for 2015. The decrease in the effective tax rate in 2016 compared to 2015 was primarily due to the Company's adoption of ASU No. 2016-09 which reduced the income tax provision (Income tax accounting change). See Notes 1 and 14 for more information. Diluted net income per common share increased 7.5 percent to $11.99 per share for 2016, including an $.86 per share charge for costs associated with the Acquisition partially offset by an increase of $.40 per share related to the Income tax accounting change, from $11.15 per share a year ago.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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
All of the significant accounting policies that were followed in the preparation of the consolidated financial statements are disclosed in Note 1, on pages 44 through 48, of this report. The following procedures and assumptions utilized by management directly impacted many of the reported amounts in the consolidated financial statements.
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
Accounts Receivable
Accounts receivable were recorded at the time of credit sales net of provisions for sales returns and allowances. All provisions for allowances for doubtful collection of accounts are included in Selling, general and administrative expenses and were based on management’s best judgment and assessment, including an analysis of historical bad debts, a review of the aging of Accounts receivable and a review of the current creditworthiness of customers. Management recorded allowances for such accounts which were believed to be uncollectible, including amounts for the resolution of potential credit and other collection issues such as disputed invoices, customer satisfaction claims and pricing discrepancies. However, depending on how such potential issues are resolved, or if the financial condition of any of the Company’s customers were to deteriorate and their ability to make required payments became impaired, increases in these allowances may be required. At December 31, 2016, no individual customer constituted more than 5 percent of Accounts receivable.
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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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
As required by the Goodwill and Other Intangibles Topic of the ASC, management performs impairment tests of goodwill and indefinite-lived intangible assets on an annual basis, as well as whenever an event occurs or circumstances change that indicate impairment has more likely than not occurred. An optional qualitative assessment allows companies to skip the annual two-step quantitative test if it is not more likely than not that impairment has occurred based on monitoring key Company financial performance metrics and macroeconomic conditions. The qualitative assessment is performed when deemed appropriate.
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
The Company had six reporting units with goodwill as of October 1, 2016, the date of the annual impairment test. The annual impairment review performed as of October 1, 2016 resulted in goodwill impairment in the Latin America Coatings Group of $10.5 million. The impairment related primarily to lower than anticipated cash flow in the Latin America Coatings Group. None of the other reporting units had impairment or were deemed at risk for impairment.
In accordance with the Goodwill and Other Intangibles Topic of the ASC, management tests indefinite-lived intangible assets for impairment at the asset level, as determined by appropriate asset valuations at acquisition. Management utilizes the royalty savings method and valuation model to determine the estimated fair value for each indefinite-lived intangible asset or trademark. In this method, management estimates the royalty savings arising from the ownership of the intangible asset. The key assumptions used in estimating the royalty savings for impairment testing include discount rates, royalty rates, growth rates, sales projections and terminal value rates. Discount rates used are similar to the rates developed by the WACC methodology considering any differences in Company-specific risk factors between reporting units and trademarks. Royalty rates are established by management and valuation experts and periodically substantiated by valuation experts. Operational management, considering industry and Company-specific historical and projected data, develops growth rates and sales projections for each significant trademark. Terminal value rate determination follows common methodology of capturing the present value of perpetual sales estimates beyond the last projected period assuming a constant WACC and low long-term growth rates. The royalty savings valuation methodology and calculations used in 2016 impairment testing are consistent with prior years.
The discounted cash flow and royalty savings valuation methodologies require management to make certain assumptions based upon information available at the time the valuations are performed. Actual results could differ from these assumptions. Management believes the assumptions used are reflective of what a market participant would have used in calculating fair value considering the current economic conditions. See Note 4, on pages 49 through 50 of this report, for a discussion of goodwill and intangible assets and the impairment tests performed in accordance with the Goodwill and Other Intangibles Topic of the ASC.
Property, Plant and Equipment and Impairment of Long-Lived Assets
Property, plant and equipment was stated on the basis of cost and depreciated principally on a straight-line basis using

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

industry standards and historical experience to estimate useful lives. In accordance with the Property, Plant and Equipment Topic of the ASC, if events or changes in circumstances indicated that the carrying value of long-lived assets may not be recoverable or the useful life had changed, impairment tests were performed or the useful life was adjusted. Undiscounted future cash flows were used to calculate the recoverable value of long-lived assets to determine if such assets were impaired. Where impairment was identified, management determined fair values for assets using a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each group of assets. Growth models were developed using both industry and Company historical results and forecasts. If the usefulness of an asset was determined to be impaired, then management estimated a new useful life based on the period of time for projected uses of the asset. Such models and changes in useful life required management to make certain assumptions based upon information available at the time the valuation or determination was performed. Actual results could differ from these assumptions. Management believes the assumptions used are reflective of what a market participant would have used in calculating fair value or useful life considering the current economic conditions. All tested long-lived assets or groups of long-lived assets had undiscounted cash flows that were substantially in excess of their carrying value. See Notes 4 and 5, on pages 49 through 53 of this report, for a discussion of the reductions in carrying value or useful life of long-lived assets in accordance with the Property, Plant and Equipment Topic of the ASC.
Exit or Disposal Activities
Management is continually re-evaluating the Company’s operating facilities against its long-term strategic goals. Liabilities associated with exit or disposal activities are recognized as incurred in accordance with the Exit or Disposal Cost Obligations Topic of the ASC and property, plant and equipment is tested for impairment in accordance with the Property, Plant and Equipment Topic of the ASC. Provisions for qualified exit costs are made at the time a facility is no longer operational, include amounts estimated by management and primarily include post-closure rent expenses or costs to terminate the contract before the end of its term and costs of employee terminations. Adjustments may be made to liabilities accrued for qualified exit costs if information becomes available upon which more accurate amounts can be reasonably estimated. If impairment of property, plant and equipment exists, then the carrying value is reduced to fair value estimated by management. Additional impairment may be recorded for subsequent revisions in estimated fair value. See Note 5, on pages 50 through 53 of this report, for information concerning impairment of property, plant and equipment and accrued qualified exit costs.

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
The deficit in market value of equity securities held by the plans versus the expected returns in 2016 will increase the future amortization of actuarial losses. The amortization of actuarial losses on plan assets and decrease in discount rates on projected benefit obligations will increase net pension costs in 2017. See Note 6, on pages 54 through 59 of this report, for

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

information concerning the Company’s defined benefit pension plans and postretirement benefit plans other than pensions.
Debt
The fair values of the Company’s publicly traded long-term debt were based on quoted market prices. The fair values of the Company’s non-traded long-term debt were estimated using discounted cash flow analyses, based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. See Note 1, on page 44 of this report, for the carrying amounts and fair values of the Company’s long-term debt, and Note 7, on pages 60 through 61 of this report, for a description of the Company’s long-term debt arrangements.
Environmental Matters
The Company is involved with environmental investigation and remediation activities at some of its currently and formerly owned sites and at a number of third-party sites. The Company accrues for environmental-related activities for which commitments or clean-up plans have been developed and for which costs can be reasonably estimated based on industry standards and professional judgment. All accrued amounts were recorded on an undiscounted basis. Environmental-related expenses included direct costs of investigation and remediation and indirect costs such as compensation and benefits for employees directly involved in the investigation and remediation activities and fees paid to outside engineering, actuarial, consulting and law firms. Due to uncertainties surrounding environmental investigations and remediation activities, the Company’s ultimate liability may result in costs that are significantly higher than currently accrued. See page 29 and Note 8, on pages 61 through 62 of this report, for information concerning the accrual for extended environmental-related activities and a discussion concerning unaccrued future loss contingencies.
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
During the second quarter of 2016, the Company early adopted an Income tax accounting change related to ASU No. 2016-09, “Improvements to Employee Share-Based Payment Accounting,” which simplifies various provisions related to how share-based payments are accounted for and presented in the financial statements. The changes have been applied prospectively beginning on January 1, 2016 in accordance with the ASU and prior years have not been restated. See Note 14, on pages 69 and 70 of this report, for information concerning the Company’s unrecognized tax benefits, interest and penalties and current and deferred tax expense.
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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

FINANCIAL CONDITION, LIQUIDITY AND CASH FLOW
Overview
The Company’s financial condition, liquidity and cash flow continued to be strong in 2016 as net operating cash topped $1.000 billion for the fourth straight year primarily due to improved operating results in our Paint Stores and Global Finishes Groups. Net working capital increased $282.8 million at December 31, 2016 compared to 2015 due to a significant increase in cash and other current assets partially offset by a significant increase in current liabilities. Cash and cash equivalents increased $684.0 million which were generated from cash flow from operations. Other current assets increased $150.3 million primarily due to an interest rate lock asset, while current portion of long-term debt increased $697.3 million resulting from 1.35% senior notes becoming due in 2017. In April 2016, the Company entered into a $7.3 billion bridge credit agreement (Bridge Loan) and a $2.0 billion term loan credit agreement (Term Loan) as committed financing for the pending Acquisition as disclosed in Note 2. No balances were drawn against these facilities as of December 31, 2016. Debt issuance costs of $65.1 million related to these facilities were incurred and recorded in Other current assets. Of this amount, $61.1 million was amortized and included in Interest expense for year ended December 31, 2016. The Company has been able to arrange sufficient short-term borrowing capacity at reasonable rates, and the Company has sufficient total available borrowing capacity to fund its current operating needs.
Net operating cash decreased $138.9 million to $1.309 billion in 2016 from $1.447 billion in 2015 due primarily to an increase in working capital from timing of payments of $244.2 million partially offset by an increase in net income of $78.9 million. Net operating cash decreased as a percent to sales to 11.0 percent in 2016 compared to 12.8 percent in 2015. Strong net operating cash provided the funds necessary to invest in new stores, manufacturing and distribution facilities, return cash to shareholders through dividends, and build a cash reserve needed for the pending Acquisition expected to be completed in early 2017. In 2016, the Company used a portion of Net operating cash and Cash and cash equivalents to spend $239.0 million in capital additions and improvements and pay $312.1 million in cash dividends to its shareholders of common stock.
Net Working Capital
Total current assets less Total current liabilities (net working capital) increased $282.8 million to a surplus of $798.1 million at December 31, 2016 from a surplus of $515.3 million at December 31, 2015. The net working capital increase is due to a significant increase in current assets only partially offset by a significant increase in current liabilities. Cash and cash equivalents increased $684.0 million. Accounts receivable increased $116.7 million, Inventories increased $49.8 million and Deferred tax net assets decreased $30.7 million while the remaining current assets increased $150.3 million, primarily due to an interest rate lock asset. Current portion of long-term debt increased $697.3 million resulting from 1.35% senior notes becoming due in 2017. Short-term borrowings increased $1.3 million. Accounts payable decreased $123.0 million while Accrued taxes decreased $4.4 million and all other current liabilities, excluding current portion of long-term debt, increased $116.1 million. As a result of the net effect of these changes, the Company’s current ratio improved to 1.28 at December 31, 2016 from 1.24 at December 31, 2015. Accounts receivable as a percent of Net sales increased to 10.4 percent in 2016 from 9.8 percent in 2015. Accounts receivable days outstanding was flat at 54 days in 2016 and 2015. In 2016, provisions for allowance for doubtful collection of accounts decreased $9.0 million, or 18.2 percent. Inventories were flat as a percent of Net sales at 9.0 percent in 2016 and 2015. Inventory days outstanding was down at 79 days in 2016 versus 83 days in 2015. Accounts payable decreased in 2016 to $1.035 billion compared to $1.158 billion last year due primarily to timing of payments. The Company has sufficient total available borrowing capacity to fund its current operating needs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Goodwill and Intangible Assets
Goodwill, which represents the excess of cost over the fair value of net assets acquired in purchase business combinations, decreased $16.4 million in 2016 due primarily to an impairment charge of $10.5 million and foreign currency translation rate fluctuations. The goodwill impairment charge related primarily to lower than anticipated cash flow in the Latin America Coatings Group.
Intangible assets decreased $0.4 million in 2016. Decreases from amortization of finite-lived intangible assets of $25.6 million were partially offset by $21.6 million of capitalized software costs. Foreign currency translation rate fluctuations and other adjustments accounted for the other increases. Acquired finite-lived intangible assets included assets such as covenants not to compete, customer lists and product formulations. Costs related to designing, developing, obtaining and implementing internal use software are capitalized and amortized in accordance with the Goodwill and Other Intangibles Topic of the ASC. See Note 4, on pages 49 through 50 of this report, for a description of goodwill, identifiable intangible assets and asset impairments recorded in accordance with the Goodwill and Other Intangibles Topic of the ASC and summaries of the remaining carrying values of goodwill and intangible assets.
Deferred Pension and Other Assets
Deferred pension assets of $225.5 million at December 31, 2016 represent the excess of the fair value of assets over the actuarially determined projected benefit obligations, primarily of the domestic salaried defined benefit pension plan. The decrease in Deferred pension assets during 2016 of $19.4 million, from $244.9 million last year, was due to an increase in the projected benefit obligations primarily resulting from changes in actuarial assumptions, and a decrease in the fair value of plan assets. In accordance with the accounting prescribed by the Retirement Benefits Topic of the ASC, the decrease in the value of the Deferred pension assets is offset in Cumulative other comprehensive loss and is amortized as a component of Net pension costs over a defined period of pension service. See Note 6, on pages 54 through 59 of this report, for more information concerning the excess fair value of assets over projected benefit obligations of the salaried defined benefit pension plan and the amortization of actuarial gains or losses relating to changes in the excess assets and other actuarial assumptions.
Other assets decreased $14.4 million to $421.9 million at December 31, 2016 due primarily to net decreases in various long-term investments.
Property, Plant and Equipment
Net property, plant and equipment increased $54.0 million to $1.096 billion at December 31, 2016 due primarily to capital expenditures of $239.0 million partially offset by depreciation expense of $172.1 million, sale or disposition of assets with remaining net book value of $7.9 million and currency translation and other adjustments of $5.6 million. Capital expenditures during 2016 in the Paint Stores Group were primarily attributable to the opening of new paint stores and renovation and improvements in existing stores. In the Consumer Group, capital expenditures during 2016 were primarily attributable to improvements and normal equipment replacements in manufacturing and distribution facilities. Capital expenditures in the Global Finishes Group were primarily attributable to improvements in existing manufacturing and distribution facilities. The Administrative Segment incurred capital expenditures primarily for information systems hardware. In 2017, the Company expects to spend more than 2016 for capital expenditures. The predominant share of the capital expenditures in 2017 is expected to be for various productivity improvement and maintenance projects at existing manufacturing, distribution and research and development facilities, new store openings and new or upgraded information systems hardware. The Company does not anticipate the need for any specific long-term external financing to support these capital expenditures.
Debt
There were no borrowings outstanding under the domestic commercial paper program at December 31, 2016 and 2015, respectively. There were $625.9 million in borrowings outstanding under this program at December 31, 2014 with a weighted-average interest rate of 0.3 percent. Borrowings outstanding under various foreign programs at December 31, 2016 were $40.7 million with a weighted-average interest rate of 7.9 percent. At December 31, 2015 and December 31, 2014, foreign borrowings were $39.5 million and $53.6 million with weighted-average interest rates of 7.0 percent and 6.0 percent, respectively. Long-term debt, including the current portion, increased $1.4 million during 2016 resulting primarily from amortization of debt issuance costs. On July 28, 2015, the Company issued $400.0 million of 3.45% Senior Notes due 2025 and $400.0 million of 4.55% Senior Notes due 2045. The notes are covered under a shelf registration filed with the Securities and Exchange Commission on July 28, 2015. The proceeds were used for general corporate purposes, which included repayment of a portion of the Company’s outstanding short-term borrowings in 2015.
In April 2016, the Company entered into a $7.3 billion Bridge Loan and a $2.0 billion Term Loan as committed financing for the pending Acquisition as disclosed in Note 2. No balances were drawn against these facilities as of December 31, 2016. During the first six months of 2016, in anticipation of a probable issuance of new long-term fixed rate debt, the Company entered into a series of interest rate lock agreements (collectively, the interest rate locks) on a combined notional amount of $3.6 billion. The objective of the interest rate locks is

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

to hedge the variability in the future semi-annual payments on the anticipated debt attributable to changes in the benchmark interest rate (U.S. Treasury) during the hedge periods. The future semi-annual interest payments are exposed to interest rate risk due to changes in the benchmark interest rate from the inception of the hedge to the time of issuance. The interest rate locks were evaluated for hedge accounting treatment and were designated as cash flow hedges. Therefore, the interest rate locks are recognized at fair value on the Consolidated Balance Sheet, and changes in fair value (to the extent effective) are recognized in Cumulative other comprehensive loss. Amounts recognized in Cumulative other comprehensive loss will be reclassified to Interest expense in periods following the settlement of the interest rate locks. The Company will evaluate hedge effectiveness each period until settlement. At December 31, 2016, an interest rate lock asset of $137.2 million was included in Other current assets, and the related pretax gain of $137.2 million was recognized in Cumulative other comprehensive loss.
See Note 7, on pages 60 through 61 of this report, for a detailed description of the Company’s debt outstanding and other available financing programs.
Defined Benefit Pension and Other Postretirement Benefit Plans
In accordance with the accounting prescribed by the Retirement Benefits Topic of the ASC, the Company’s total liability for unfunded or underfunded defined benefit pension plans increased $2.6 million to $53.2 million primarily due to changes in the actuarial assumptions of the Company's foreign plans. Postretirement benefits other than pensions increased $1.8 million to $265.1 million at December 31, 2016 due primarily to changes in the actuarial assumptions.
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
Effective October 1, 2011, the domestic salaried defined benefit pension plan was frozen for new hires, and all newly hired U.S. non-collectively bargained employees are eligible to participate in the Company’s domestic defined contribution plan. Effective January 1, 2017, the domestic salaried defined benefit plan was amended. Contribution credits earned prior to January 1, 2017 are subject to the hypothetical returns achieved on each participant’s allocation of units from investments in various investment funds as directed by the participant. Effective January 1, 2017, contribution credits are credited interest at an annual fixed rate equal to the Internal Revenue Service (IRS) 24-month average second segment rate.
The assumed discount rate used to determine the actuarial present value of projected defined benefit pension and other postretirement benefit obligations for domestic plans was decreased from 4.40 percent to 4.20 percent at December 31, 2016 due to decreased rates of high-quality, long-term investments and foreign defined benefit pension plans had similar discount rate decreases for the same reasons. The rate of compensation increases used to determine the projected benefit obligations increased to 3.4 percent in 2016 from 3.1 percent for domestic pension plans and similar increases on most foreign plans. In deciding on the rate of compensation increases, management considered historical Company increases as well as expectations for future increases. The expected long-term rate of return on assets remained at 6.0 percent for 2016 for domestic pension plans and was slightly lower for most foreign plans. In establishing the expected long-term rate of return on plan assets for 2016, management considered the historical rates of return, the nature of investments and an expectation for future investment strategies. The assumed health care cost trend rates used to determine the net periodic benefit cost of postretirement benefits other than pensions for 2016 were 5.0 percent and 11.5 percent, respectively, for medical and prescription drug cost increases, both decreasing gradually to 4.5 percent in 2025. In developing the assumed health care cost trend rates, management considered industry data, historical Company experience and expectations for future health care costs.
For 2017 Net pension cost and Net periodic benefit cost recognition for domestic plans, the Company will use a discount rate of 4.20 percent, an expected long-term rate of return on assets of 5.0 percent, a rate of compensation increase of 3.4 percent. Lower discount rates and expected long-term rates of return on plan assets will be used for most foreign plans. Use of these assumptions and amortization of actuarial losses will result in a domestic Net pension cost in 2017 that is expected to be approximately $9.3 million higher than in 2016 and a Net periodic benefit cost for postretirement benefits other than pensions that is expected to decrease $0.5 million in 2017 compared to 2016. See Note 6, on pages 54 through 59 of this report, for more information on the Company’s obligations and funded status of its defined benefit pension plans and postretirement benefits other than pensions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Other Long-Term Liabilities
Other long-term liabilities decreased $30.2 million during 2016 due primarily to a decrease in non-current deferred tax liabilities of $65.2 million partially offset by an increase in accruals for extended environmental-related liabilities of $34.0 million.
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

Depreciation of capital expenditures and other expenses related to ongoing environmental compliance measures were included in the normal operating expenses of conducting business. The Company’s capital expenditures, depreciation and other expenses related to ongoing environmental compliance measures were not material to the Company’s financial condition, liquidity, cash flow or results of operations during 2016. Management does not expect that such capital expenditures, depreciation and other expenses will be material to the Company’s financial condition, liquidity, cash flow or results of operations in 2017. See Note 8, on pages 61 through 62 of this report, for further information on environmental-related long-term liabilities.
Contractual Obligations and Commercial Commitments
On March 19, 2016, the Company and Valspar entered into a definitive agreement under which the Company will acquire Valspar for $113 per share in an all cash transaction. The transaction is subject to certain conditions and regulatory approvals. See Note 2 for more information.

The Company has certain obligations and commitments to make future payments under contractual obligations and commercial commitments. The following table summarizes such obligations and commitments as of December 31, 2016:

(thousands of dollars)	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Long-term debt	$1,927,001	$701,679	$1,002	$508	$1,223,812
Operating leases	1,600,329	342,565	559,012	372,511	326,241
Short-term borrowings	40,739	40,739
Interest on Long-term debt	1,091,271	62,234	106,205	106,161	816,671
Purchase obligations (1)	63,098	63,098
Other contractual obligations (2)	214,221	86,742	61,596	43,458	22,425
Total contractual cash obligations	$4,936,659	$1,297,057	$727,815	$522,638	$2,389,149

(1)	Relate to open purchase orders for raw materials at December 31, 2016.

(2)	Relate primarily to estimated future capital contributions to investments in the U.S. affordable housing and historic renovation real estate partnerships and various other contractual obligations.

	Amount of Commitment Expiration Per Period
Commercial Commitments	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Standby letters of credit	$43,658	$43,658
Surety bonds	70,417	70,417
Other commercial commitments	24,456	24,456
Total commercial commitments	$138,531	$138,531	$—	$—	$—

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Warranties
The Company offers product warranties for certain products. The specific terms and conditions of such warranties vary depending on the product or customer contract requirements. Management estimated the costs of unsettled product warranty claims based on historical results and experience. Management periodically assesses the adequacy of the accrual for product warranty claims and adjusts the accrual as necessary. Changes in the Company’s accrual for product warranty claims during 2016, 2015 and 2014, including customer satisfaction settlements during the year, were as follows:

(thousands of dollars)	2016	2015	2014
Balance at January 1	$31,878	$27,723	$26,755
Charges to expense	38,954	43,484	37,879
Settlements	(36,413)	(39,329)	(36,911)
Balance at December 31	$34,419	$31,878	$27,723
Shareholders’ Equity
Shareholders’ equity increased $1.011 billion to $1.878 billion at December 31, 2016 from $867.9 million last year primarily due to an increase in retained earnings of $820.6 million and an increase in Other capital of $158.1 million. Retained earnings increased $820.6 million during 2016 due to net income of $1.133 billion partially offset by $312.1 million in cash dividends paid. The increase in Other capital of $158.1 million was due primarily to the recognition of stock-based compensation expense and stock option exercises. Cumulative other comprehensive loss decreased $46.7 million due primarily to unrealized gains of $85.0 million on the interest rate locks, partially offset by unfavorable foreign currency translation effects of $18.6 million attributable to the weakening of most foreign operations’ functional currencies against the U.S. dollar and $20.8 million in net actuarial losses and prior service costs of defined benefit pension and other postretirement benefit plans net of amortization.
The Company did not make any open market purchases of its common stock for treasury during 2016. The Company acquires its common stock for general corporate purposes, and depending on its cash position and market conditions, it may acquire shares in the future. The Company had remaining authorization from its Board of Directors at December 31, 2016 to purchase 11.65 million shares of its common stock.
The Company's 2016 annual cash dividend of $3.36 per common share represented 30.1 percent of 2015 diluted net income per common share. The 2016 annual dividend represented the thirty-eighth consecutive year of dividend payments since the dividend was suspended in 1978. The Company is temporarily modifying its practice of paying 30.0 percent of the prior year’s diluted net income per common share in cash dividend. At a meeting held on

February 15, 2017, the Board of Directors increased the quarterly cash dividend to $.85 per common share. This quarterly dividend, if approved in each of the remaining quarters of 2017, would result in an annual dividend for 2017 of $3.40 per common share or a 28.4 percent payout of 2016 diluted net income per common share. See the Statements of Consolidated Shareholders’ Equity, on page 43 of this report, and Notes 10, 11 and 12, on pages 66 through 68 of this report, for more information concerning Shareholders’ equity.
Cash Flow
Net operating cash decreased $138.9 million to $1.309 billion in 2016 from $1.447 billion in 2015 due primarily to an increase in cash used in working capital of $244.2 million, due to timing of payments, partially offset by an increase in net income of $78.9 million. Strong net operating cash provided the funds necessary to invest in new stores, manufacturing and distribution facilities, return cash to shareholders through dividends, and build a cash reserve needed for the pending Acquisition expected to be completed in early 2017. Net investing cash usage increased $15.1 million to a usage of $303.8 million in 2016 from a usage of $288.6 million in 2015 due primarily to increased cash used for other investments of $37.6 million and increased capital expenditures of $4.7 million partially offset by increased proceeds from sale of assets of $27.1 million. Net financing cash improved $673.0 million to a usage of $307.4 million in 2016 from a usage of $980.4 million in 2015 due primarily to decreased treasury stock purchases of $1.035 billion and decreased net payments on short-term borrowings of $629.3 million partially offset by decreased net proceeds of long-term debt of $798.1 million and increased payments of cash dividends of $62.4 million. In 2016, the Company used Net operating cash and Cash and cash equivalents on hand to spend $239.0 million in capital additions and improvements, pay $312.1 million in cash dividends to its shareholders of common stock, and build a cash reserve needed for the pending Acquisition.
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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

cash or other cash flow amounts provided in accordance with U.S. generally accepted accounting principles disclosed in the Statements of Consolidated Cash Flows, on page 42 of this report. Free Cash Flow as defined and used by management is determined as follows:

	Year Ended December 31,
(thousands of dollars)	2016	2015	2014
Net operating cash	$1,308,572	$1,447,463	$1,081,528
Capital expenditures	(239,026)	(234,340)	(200,545)
Cash dividends	(312,082)	(249,647)	(215,263)
Free cash flow	$757,464	$963,476	$665,720
Litigation
Titanium dioxide suppliers antitrust class action lawsuit. The Company was a member of the plaintiff class related to Titanium Dioxide Antitrust Litigation that was initiated in 2010 against certain suppliers alleging various theories of relief arising from purchases of titanium dioxide made from 2003 through 2012. The Court approved a settlement less attorney fees and expense, and the Company timely submitted claims to recover its pro-rata portion of the settlement. There was no specified deadline for the claims administrator to complete the review of all claims submitted. In October 2014, the Company was notified that it would receive a disbursement of settlement funds, and the Company received a pro-rata disbursement net of all fees of approximately $21.4 million. The Company recorded this settlement gain in the fourth quarter of 2014.
See page 25 of this report and Note 9 on pages 62 through 65 for more information concerning litigation.
Market Risk
The Company is exposed to market risk associated with interest rate, foreign currency and commodity fluctuations. The Company occasionally utilizes derivative instruments as part of its overall financial risk management policy, but does not use derivative instruments for speculative or trading purposes. The Company entered into foreign currency option and forward currency exchange contracts with maturity dates of less than twelve months in 2016, 2015 and 2014, primarily to hedge against value changes in foreign currency. There were no material foreign currency option and forward contracts outstanding at December 31, 2016, 2015 and 2014. The Company believes it may be exposed to continuing market risk from foreign currency exchange rate and commodity price fluctuations. However, the Company does not expect that foreign currency exchange rate and commodity price fluctuations or hedging contract losses will have a material adverse effect on the Company’s financial condition, results of operations or cash flows. In 2016, the Company entered into a series of interest rate lock agreements which were designated as cash flow hedges. See Notes 1 and 13 on pages 44 and 69 of this report.

Financial Covenant
Certain borrowings contain a consolidated leverage covenant. The covenant states the Company’s leverage ratio is not to exceed 3.50 to 1.00 (or 5.25 to 1.00 after pending Acquisition closing). The leverage ratio is defined as the ratio of total indebtedness (the sum of Short-term borrowings, Current portion of long-term debt and Long-term debt) at the reporting date to consolidated “Earnings Before Interest, Taxes, Depreciation and Amortization” (EBITDA) for the 12-month period ended on the same date. Refer to the “Results of Operations” caption below for a reconciliation of EBITDA to Net income. At December 31, 2016, the Company was in compliance with the covenant. The Company’s Notes, Debentures and revolving credit agreement contain various default and cross-default provisions. In the event of default under any one of these arrangements, acceleration of the maturity of any one or more of these borrowings may result. See Note 7 on pages 60 through 61 of this report.
Employee Stock Ownership Plan (ESOP)
Participants in the Company’s ESOP are allowed to contribute up to the lesser of twenty percent of their annual compensation or the maximum dollar amount allowed under the Internal Revenue Code. The Company matches six percent of eligible employee contributions. The Company’s matching contributions to the ESOP charged to operations were $85.5 million in 2016 compared to $80.4 million in 2015. At December 31, 2016, there were 10,710,973 shares of the Company’s common stock being held by the ESOP, representing 11.5 percent of the total number of voting shares outstanding. See Note 11, on page 66 of this report, for more information concerning the Company’s ESOP.
RESULTS OF OPERATIONS - 2016 vs. 2015
Shown below are net sales and segment profit and the percentage change for the current period by segment for 2016 and 2015:

	Year Ended December 31,
(thousands of dollars)	2016	2015	Change
Net Sales:
Paint Stores Group	$7,790,157	$7,208,951	8.1%
Consumer Group	1,584,413	1,577,955	0.4%
Global Finishes Group	1,889,106	1,916,300	-1.4%
Latin America Coatings Group	586,926	631,015	-7.0%
Administrative	5,000	5,083	-1.6%
Net sales	$11,855,602	$11,339,304	4.6%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	Year Ended December 31,
(thousands of dollars)	2016	2015	Change
Income Before Income Taxes:
Paint Stores Group	$1,622,697	$1,433,504	13.2%
Consumer Group	319,228	308,833	3.4%
Global Finishes Group	239,000	201,881	18.4%
Latin America Coatings Group	(17,391)	18,494	-194.0%
Administrative	(568,301)	(413,746)	-37.4%
Income before income taxes	$1,595,233	$1,548,966	3.0%
Consolidated net sales for 2016 increased due primarily to higher paint sales volume in our Paint Stores Group and the impact of the Revenue reclassification beginning in the third quarter related to grossing up third-party service revenue and related costs which were previously netted and immaterial in prior periods. The Revenue reclassification increased sales in the year 1.1 percent. This prospective change primarily impacts the Paint Stores and Global Finishes Groups. This change had no impact on segment profit, but reduced segment profit as a percent to net sales of the affected groups. Unfavorable currency translation rate changes decreased 2016 consolidated net sales 1.4 percent. Net sales of all consolidated foreign subsidiaries decreased 3.7 percent to $1.722 billion for 2016 versus $1.789 billion for 2015 due primarily to unfavorable foreign currency translation rates. Net sales of all operations other than consolidated foreign subsidiaries increased 6.1 percent to $10.133 billion for 2016 versus $9.550 billion for 2015.
Net sales in the Paint Stores Group in 2016 increased due primarily to higher architectural paint sales volume across all end market segments and the impact of the Revenue reclassification. Net sales from stores open for more than twelve calendar months, excluding the Revenue reclassification, increased 5.3 percent for the full year. During 2016, the Paint Stores Group opened 109 new stores and closed 15 redundant locations for a net increase of 94 stores, increasing the total number of stores in operation at December 31, 2016 to 4,180 in the United States, Canada and the Caribbean. The Paint Stores Group’s objective is to expand its store base an average of two and a half percent each year, primarily through internal growth. Sales of products other than paint, excluding the Revenue reclassification, increased approximately 13.2 percent for the year over 2015. A discussion of changes in volume versus pricing for sales of products other than paint is not pertinent due to the wide assortment of general merchandise sold.
Net sales of the Consumer Group increased primarily due to higher volume sales to most of the Group's retail customers, partially offset by unfavorable currency translation rate changes. Unfavorable currency translation rate changes decreased net sales 1.1 percent in the year. Sales of wood care coatings, brushes, rollers, caulk and other paint related products, were all up at least mid to high-single digits as compared to 2015 while sales of aerosol products were down slightly. A discussion of changes in volume versus pricing for sales of products other than paint is not pertinent due to the wide assortment of paint-related merchandise sold. The Consumer Group plans to continue its promotions of new and existing products in 2017 and continue expanding its customer base and product assortment at existing customers.
The Global Finishes Group’s net sales in 2016, when stated in U.S. dollars, decreased due primarily to unfavorable currency translation rate changes. Unfavorable currency translation rate changes in the year decreased net sales by 2.6 percent for 2016. In 2016, the Global Finishes Group opened 5 new branches and closed 13 locations decreasing the total from 296 to 288 branches open in the United States, Canada, Mexico, South America, Europe and Asia at year-end. In 2017, the Global Finishes Group expects to continue expanding its worldwide presence and improving its customer base.
The Latin America Coatings Group’s net sales in 2016, when stated in U.S. dollars, decreased due primarily to unfavorable currency translation rate changes and lower paint sales volume partially offset by selling price increases. Paint sales volume percentage decreased in the low-single digits as compared to 2015. Unfavorable currency translation rate changes in the year decreased net sales by 13.5 percent for 2016. In 2016, the Latin America Coatings Group opened 49 new stores and closed 1 location for a net increase of 48 stores, increasing the total to 339 stores open in North and South America at year-end. In 2017, the Latin America Coatings Group expects to continue expanding its regional presence and improving its customer base.
Net sales in the Administrative segment, which primarily consist of external leasing revenue of excess headquarters space and leasing of facilities no longer used by the Company in its primary business, decreased by an insignificant amount in 2016.
Consolidated gross profit increased $363.0 million in 2016 and improved as a percent to net sales to 50.0 percent from 49.0 percent in 2015 due primarily to higher paint sales volume and improved operating efficiencies partially offset by unfavorable currency translation rate changes. Excluding the effect of the Revenue reclassification, consolidated gross profit percent to net sales was 50.4 percent for 2016. The Paint Stores Group’s gross profit for 2016 increased $360.7 million compared to 2015 due primarily to higher paint sales volume. The Paint Stores Group's gross profit margins increased primarily due to higher paint sales volume partially offset by the effect of the Revenue reclassification. The Consumer Group’s gross profit increased $19.8 million due primarily to improved operating efficiency and increased paint sales volume. The Consumer Group’s gross profit margins increased for those same reasons. The Global Finishes Group’s gross profit for 2016 increased

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

$8.8 million due primarily to improved operating efficiencies and decreasing raw material costs partially offset by unfavorable currency translation rate changes. The Global Finishes Group’s gross profit increased as a percent of sales for those same reasons. Foreign currency translation rate fluctuations decreased Global Finishes Group’s gross profit by $15.7 million for 2016. The Latin America Coatings Group’s gross profit for 2016 decreased $21.8 million and decreased as a percent of sales, when stated in U.S. dollars, primarily due to unfavorable currency translation rate changes and increasing raw material costs. Unfavorable currency translation rate changes and lower volume sales were only partially offset by selling price increases in 2016 compared to 2015. Foreign currency translation rate fluctuations decreased gross profit by $30.6 million for 2016. The Administrative segment’s gross profit decreased by $4.4 million.
SG&A increased by $245.9 million due primarily to increased expenses to support higher sales levels and net new store openings as well as the impact of Acquisition expenses of $58.4 million recorded in the Administrative segment. SG&A increased as a percent of sales to 35.1 percent in 2016 from 34.5 percent in 2015 primarily due to those same reasons. Excluding Acquisition expenses, SG&A as a percent of sales was 34.6 percent in 2016. In the Paint Stores Group, SG&A increased $171.0 million for the year due primarily to increased spending due to the number of new store openings and general comparable store expenses to support higher sales levels. The Consumer Group’s SG&A increased by $6.5 million for the year in support of increased sales levels. The Global Finishes Group’s SG&A decreased by $22.1 million for the year relating primarily to foreign currency translation rate fluctuations reducing SG&A by $16.0 million. The Latin America Coatings Group’s SG&A increased by $6.8 million for the year partially offset by foreign currency translation rate fluctuations of $16.8 million. The Administrative segment’s SG&A increased $83.8 million primarily due to Acquisition expenses and incentive compensation.
Other general expense - net decreased $17.9 million in 2016 compared to 2015. The decrease was mainly caused by a decrease of $19.2 million of expense in the Administrative segment, primarily due to a year-over-year increase in gain on sale of assets of $29.8 million partially offset by an increase in provisions for environmental matters of $11.9 million. See Note 13, on page 68 of this report, for more information concerning Other general expense - net.
As required by the Goodwill and Other Intangibles Topic of the ASC, management performed an annual impairment test of goodwill and indefinite-lived intangible assets as of October 1, 2016. The impairment tests in 2016 resulted in $10.7 million impairment of goodwill and trademarks recorded in the Latin America Coatings Group. No impairments were recorded in 2015. See Note 4, on pages 49 and 50 of this report, for more information concerning the impairment of intangible assets.
Amortization of credit facility costs incurred in early 2016 and interest on debt issued in July 2015 increased interest expense $92.3 million in 2016.

Other (income) expense - net increased to $4.6 million income from $6.1 million expense in 2015. This was primarily due to decreased net expense from banking activities of $2.4 million and decreased miscellaneous net expenses of $5.2 million both primarily recorded in the Administrative segment. Additionally, foreign currency related transaction losses were $7.3 million in 2016 compared to $9.5 million in 2015, primarily in the Global Finishes and Latin America Coatings Groups. See Note 13, on page 68 of this report, for more information concerning Other (income) expense - net.
Consolidated Income before income taxes in 2016 increased $46.3 million due primarily to an increase of $363.0 million in gross profit partially offset by an increase of $245.9 million in SG&A and an increase of $60.2 million in interest expense, interest and net investment income and other expenses. Income before income taxes increased $189.2 million in the Paint Stores Group, $10.4 million in the Consumer Group, and $37.1 million in the Global Finishes Group but decreased $35.9 million in the Latin America Coatings Group when compared to 2015. The Administrative segment had a decreased impact on Income before income taxes of $154.6 million when compared to 2015 resulting primarily from Acquisition expenses and increased Interest expense. Segment profit of all consolidated foreign subsidiaries decreased 20.7 percent to $60.1 million for 2016 versus $75.8 million for 2015. Segment profit of all operations other than consolidated foreign subsidiaries increased 4.2 percent to $1.535 billion for 2016 versus $1.473 billion for 2015.
Net income increased $78.9 million in 2016 primarily due to the increase in Income before income taxes and the Income tax accounting change.
The effective income tax rate was 29.0 percent for 2016 and 32.0 percent for 2015. The decrease in the effective tax rate in 2016 compared to 2015 was primarily due to the Income tax accounting change. Excluding the impact of Acquisition expense tax benefits and the Income tax accounting change, the effective income tax rate was 32.3 percent for 2016. Diluted net income per common share increased 7.5 percent to $11.99 per share for 2016, including an $.86 per share charge for expenses associated with the Acquisition partially offset by an increase of $.40 per share related to the Income tax accounting change, from $11.15 per share a year ago. Unfavorable currency translation rate changes decreased diluted net income per common share by $.14 per share for the year.
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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

of operating performance or as a measure of liquidity. The reader should refer to the determination of Net income and Net operating cash in accordance with U.S. generally accepted accounting principles disclosed in the Statements of Consolidated Income and Statements of Consolidated Cash Flows, on pages 40 and 42 of this report. EBITDA as used by management is calculated as follows:

	Year Ended December 31,
(thousands of dollars)	2016	2015	2014
Net income	$1,132,703	$1,053,849	$865,887
Interest expense	154,088	61,791	64,205
Income taxes	462,530	495,117	392,339
Depreciation	172,074	170,323	169,087
Amortization	25,637	28,239	29,858
EBITDA	$1,947,032	$1,809,319	$1,521,376

RESULTS OF OPERATIONS - 2015 vs. 2014
Shown below are net sales and segment profit and the percentage change for the current period by segment for 2015 and 2014:

	Year Ended December 31,
(thousands of dollars)	2015	2014	Change
Net Sales:
Paint Stores Group	$7,208,951	$6,851,581	5.2%
Consumer Group	1,577,955	1,420,757	11.1%
Global Finishes Group	1,916,300	2,080,854	-7.9%
Latin America Coatings Group	631,015	771,378	-18.2%
Administrative	5,083	4,963	2.4%
Net sales	$11,339,304	$11,129,533	1.9%

	Year Ended December 31,
(thousands of dollars)	2015	2014	Change
Income Before Income Taxes:
Paint Stores Group	$1,433,504	$1,201,420	19.3%
Consumer Group	308,833	252,859	22.1%
Global Finishes Group	201,881	201,129	0.4%
Latin America Coatings Group	18,494	40,469	-54.3%
Administrative	(413,746)	(437,651)	5.5%
Income before income taxes	$1,548,966	$1,258,226	23.1%
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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Consolidated gross profit increased $394.7 million in 2015 and improved as a percent to net sales to 49.0 percent from 46.4 percent in 2014 due primarily to higher paint sales volume, improved operating efficiencies, and decreasing raw material costs partially offset by unfavorable currency translation rate changes. Gross profit for 2014 included the 2014 TiO2 settlement of $21.4 million received by the Company in the fourth quarter of 2014. The Paint Stores Group’s gross profit for 2015 increased $329.3 million compared to 2014 due primarily to higher paint sales volume. The Paint Stores Group's gross profit margins increased for that same reason. The Consumer Group’s gross profit increased $133.6 million due primarily to improved operating efficiency and increased paint sales volume. The Consumer Group’s gross profit margins increased for those same reasons. The Global Finishes Group’s gross profit for 2015 decreased $29.0 million due primarily unfavorable currency translation rate changes partially offset by improved operating efficiencies and decreasing raw material costs. The Global Finishes Group’s gross profit increased as a percent of sales due primarily to improved operating efficiencies and decreasing raw material costs. Foreign currency translation rate fluctuations decreased Global Finishes Group’s gross profit by $51.4 million for 2015. The Latin America Coatings Group’s gross profit for 2015 decreased $43.9 million and decreased as a percent of sales, when stated in U.S. dollars, primarily due to unfavorable currency translation rate changes and increasing raw material costs. Unfavorable currency translation rate changes and lower volume sales were only partially offset by selling price increases in 2015 compared to 2014. Foreign currency translation rate fluctuations decreased gross profit by $41.5 million for 2015. The Administrative segment’s gross profit increased by $4.8 million.
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
Other general expense - net decreased $7.2 million in 2015 compared to 2014. The decrease was mainly caused by a decrease of $6.1 million of expense in the Administrative segment, primarily due to a year-over-year decrease in provisions for environmental matters of $5.0 million. See Note 13, on page 68 and 69 of this report, for more information concerning Other general expense - net.
As required by the Goodwill and Other Intangibles Topic of the ASC, management performed an annual impairment test of goodwill and indefinite-lived intangible assets as of October 1, 2015. The impairment tests in 2015 and 2014 resulted in no impairment of goodwill and trademarks. See Note 4, on pages 49 and 50 of this report, for more information concerning the impairment of intangible assets.
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
The effective income tax rate for 2015 was 32.0 percent. The effective income tax rate for 2014 was 31.2 percent. Diluted net income per common share increased 27.1 percent to $11.15 per share for 2015 from $8.77 per share a year ago. Unfavorable currency translation rate changes decreased diluted net income per common share by $.26 per share.

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
In order to ensure that the Company’s internal control over financial reporting was effective as of December 31, 2016, we conducted an assessment of its effectiveness under the supervision and with the participation of our management group, including our principal executive officer and principal financial officer. This assessment was based on the criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Based on our assessment of internal control over financial reporting under the criteria established in Internal Control – Integrated Framework, we have concluded that, as of December 31, 2016, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting as of December 31, 2016 has been audited by Ernst & Young LLP, an independent registered public accounting firm, and their report on the effectiveness of our internal control over financial reporting is included on page 37 of this report.

J. G. Morikis
Chairman, President and Chief Executive Officer

A. J. Mistysyn
Senior Vice President - Finance and Chief Financial Officer

J. M. Cronin
Senior Vice President - Corporate Controller

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of The Sherwin-Williams Company
We have audited The Sherwin-Williams Company’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Sherwin-Williams Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
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
In our opinion, The Sherwin-Williams Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Sherwin-Williams Company as of December 31, 2016, 2015 and 2014, and the related consolidated statements of income and comprehensive income, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2016 and our report dated February 22, 2017 expressed an unqualified opinion thereon.

Cleveland, Ohio
February 22, 2017

REPORT OF MANAGEMENT ON THE
CONSOLIDATED FINANCIAL STATEMENTS

Shareholders of The Sherwin-Williams Company
We are responsible for the preparation and fair presentation of the consolidated financial statements, accompanying notes and related financial information included in this report of The Sherwin-Williams Company and its consolidated subsidiaries (collectively, the “Company”) as of December 31, 2016, 2015 and 2014 and for the years then ended in accordance with U.S. generally accepted accounting principles. The consolidated financial information included in this report contains certain amounts that were based upon our best estimates, judgments and assumptions that we believe were reasonable under the circumstances.
We have conducted an assessment of the effectiveness of internal control over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As discussed in the Report of Management on Internal Control Over Financial Reporting on page 36 of this report, we concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016.
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
J. G. Morikis
Chairman, President and Chief Executive Officer

A. J. Mistysyn
Senior Vice President - Finance and Chief Financial Officer

J. M. Cronin
Senior Vice President - Corporate Controller

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors and Shareholders of The Sherwin-Williams Company
We have audited the accompanying consolidated balance sheets of The Sherwin-Williams Company as of December 31, 2016, 2015 and 2014, and the related consolidated statements of income and comprehensive income, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Sherwin-Williams Company at December 31, 2016, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Sherwin-Williams Company’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 22, 2017 expressed an unqualified opinion thereon.

Cleveland, Ohio
February 22, 2017

STATEMENTS OF CONSOLIDATED INCOME AND COMPREHENSIVE INCOME
(thousands of dollars except per common share data)

	Year Ended December 31,
	2016	2015	2014

Net sales	$11,855,602	$11,339,304	$11,129,533
Cost of goods sold	5,933,337	5,780,078	5,965,049

Gross profit	5,922,265	5,559,226	5,164,484
Percent to net sales	50.0%	49.0%	46.4%

Selling, general and administrative expenses	4,159,435	3,913,518	3,822,966
Percent to net sales	35.1%	34.5%	34.3%

Other general expense - net	12,368	30,268	37,482
Impairment of goodwill and trademarks	10,688
Interest expense	154,088	61,791	64,205
Interest and net investment income	(4,960)	(1,399)	(2,995)
Other (income) expense - net	(4,587)	6,082	(15,400)

Income before income taxes	1,595,233	1,548,966	1,258,226
Income taxes	462,530	495,117	392,339

Net income	$1,132,703	$1,053,849	$865,887

Net income per common share: (1)
Basic	$12.33	$11.43	$9.00
Diluted	$11.99	$11.15	$8.77

(1) Presented under the treasury stock method. See Note 15.

	Year Ended December 31,
	2016	2015	2014

Net income	$1,132,703	$1,053,849	$865,887

Other comprehensive income (loss), net of tax:

Foreign currency translation adjustments	(18,648)	(128,245)	(103,441)

Pension and other postretirement benefit adjustments:
Amounts recognized in Other
comprehensive loss (1)	(28,385)	7,974	(56,536)
Amounts reclassified from Other
comprehensive loss (2)	7,635	5,847	8,980
	(20,750)	13,821	(47,556)

Unrealized net gains (losses) on available-for-sale securities:
Amounts recognized in Other
comprehensive loss (3)	1,046	(1,191)	366
Amounts reclassified from Other
comprehensive loss (4)	89	478	(283)
	1,135	(713)	83

Unrealized net gains on cash flow hedges:
Amounts recognized in Other
comprehensive loss (5)	85,007

Other comprehensive income (loss)	46,744	(115,137)	(150,914)

Comprehensive income	$1,179,447	$938,712	$714,973
(1) Net of taxes of $17,200, $(3,399) and $24,954, in 2016, 2015 and 2014, respectively.
(2) Net of taxes of $(4,691), $(1,647) and $(2,712), in 2016, 2015 and 2014, respectively.
(3) Net of taxes of $(643), $736 and $(228), in 2016, 2015 and 2014, respectively.
(4) Net of taxes of $(55), $(296) and $178 in 2016, 2015 and 2014, respectively.
(5) Net of taxes of $(52,226) in 2016.

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(thousands of dollars)

	December 31,
	2016	2015	2014
Assets
Current assets:
Cash and cash equivalents	$889,793	$205,744	$40,732
Accounts receivable, less allowance	1,230,987	1,114,275	1,130,565
Inventories:
Finished goods	898,627	840,603	841,784
Work in process and raw materials	169,699	177,927	191,743
	1,068,326	1,018,530	1,033,527
Deferred income taxes	57,162	87,883	109,087
Other current assets	381,030	230,748	251,655
Total current assets	3,627,298	2,657,180	2,565,566

Goodwill	1,126,892	1,143,333	1,158,346
Intangible assets	255,010	255,371	289,127
Deferred pension assets	225,529	244,882	250,144
Other assets	421,904	436,309	415,120
Property, plant and equipment:
Land	115,555	119,530	125,691
Buildings	714,815	696,202	698,202
Machinery and equipment	2,153,437	2,026,617	1,952,037
Construction in progress	117,126	81,082	59,330
	3,100,933	2,923,431	2,835,260
Less allowances for depreciation	2,005,045	1,881,569	1,814,230
	1,095,888	1,041,862	1,021,030
Total Assets	$6,752,521	$5,778,937	$5,699,333

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings	$40,739	$39,462	$679,436
Accounts payable	1,034,608	1,157,561	1,042,182
Compensation and taxes withheld	398,045	338,256	360,458
Accrued taxes	76,765	81,146	86,744
Current portion of long-term debt	700,475	3,154	3,265
Other accruals	578,547	522,280	508,581
Total current liabilities	2,829,179	2,141,859	2,680,666

Long-term debt	1,211,326	1,907,278	1,115,996
Postretirement benefits other than pensions	250,397	248,523	277,892
Other long-term liabilities	583,178	613,367	628,309

Shareholders’ equity:
Common stock - $1.00 par value:
93,013,031, 92,246,525, and 94,704,173 shares outstanding
at December 31, 2016, 2015 and 2014, respectively	116,563	115,761	114,525
Other capital	2,488,564	2,330,426	2,079,639
Retained earnings	4,049,497	3,228,876	2,424,674
Treasury stock, at cost	(4,235,832)	(4,220,058)	(3,150,410)
Cumulative other comprehensive loss	(540,351)	(587,095)	(471,958)
Total shareholders’ equity	1,878,441	867,910	996,470

Total Liabilities and Shareholders’ Equity	$6,752,521	$5,778,937	$5,699,333
See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS
(thousands of dollars)

	Year Ended December 31,
Operating Activities	2016	2015	2014
Net income	$1,132,703	$1,053,849	$865,887
Adjustments to reconcile net income to net operating cash:
Depreciation	172,074	170,323	169,087
Amortization of intangible assets	25,637	28,239	29,858
Impairment of goodwill and trademarks	10,688
Amortization of credit facility and debt issuance costs	63,759	3,096	3,224
Provisions for environmental-related matters	42,932	31,071	36,046
Provisions for qualified exit costs	3,038	9,761	13,578
Deferred income taxes	(68,241)	4,976	(19,038)
Defined benefit pension plans net cost	14,851	6,491	990
Stock-based compensation expense	72,109	72,342	64,735
Net decrease in postretirement liability	(12,373)	(6,645)	(718)
Decrease in non-traded investments	64,689	65,144	63,365
(Gain) loss on sale or disposition of assets	(30,564)	(803)	1,436
Other	5,101	3,615	(3,021)
Change in working capital accounts:
(Increase) in accounts receivable	(113,855)	(56,873)	(80,252)
(Increase) in inventories	(52,577)	(40,733)	(101,112)
(Decrease) increase in accounts payable	(118,893)	160,111	78,603
(Decrease) increase in accrued taxes	(2,159)	4,606	13,187
Increase (decrease) in accrued compensation and taxes withheld	60,632	(13,128)	29,513
(Increase) decrease in refundable income taxes	(1,343)	19,230	(36,601)
Other	56,215	(955)	(20,029)
Costs incurred for environmental-related matters	(15,178)	(11,995)	(9,676)
Costs incurred for qualified exit costs	(6,267)	(11,200)	(10,882)
Other	5,594	(43,059)	(6,652)
Net operating cash	1,308,572	1,447,463	1,081,528

Investing Activities
Capital expenditures	(239,026)	(234,340)	(200,545)
Proceeds from sale of assets	38,434	11,300	1,516
Increase in other investments	(103,182)	(65,593)	(111,021)
Net investing cash	(303,774)	(288,633)	(310,050)

Financing Activities
Net (decrease) increase in short-term borrowings	(899)	(630,226)	591,423
Proceeds from long-term debt	500	797,514	1,474
Payments of long-term debt	(1,111)		(500,661)
Payments for credit facility and debt issuance costs	(65,119)
Payments of cash dividends	(312,082)	(249,647)	(215,263)
Proceeds from stock options exercised	86,831	89,990	100,069
Income tax effect of stock-based compensation exercises and vesting		89,691	68,657
Treasury stock purchased		(1,035,291)	(1,488,663)
Other	(15,473)	(42,384)	(24,111)
Net financing cash	(307,353)	(980,353)	(1,467,075)
Effect of exchange rate changes on cash	(13,396)	(13,465)	(8,560)
Net increase (decrease) in cash and cash equivalents	684,049	165,012	(704,157)
Cash and cash equivalents at beginning of year	205,744	40,732	744,889
Cash and cash equivalents at end of year	$889,793	$205,744	$40,732
Taxes paid on income	$477,786	$335,119	$310,039
Interest paid on debt	153,850	48,644	67,306

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY
(thousands of dollars except per common share data)

	Common Stock	Preferred Stock	Unearned ESOP Compen-sation	Other Capital	Retained Earnings	Treasury Stock	Cumulative Other Comprehensive Loss	Total
Balance at January 1, 2014	$112,902	$40,406	$(40,406)	$1,847,801	$1,774,050	$(1,639,174)	$(321,044)	$1,774,535
Net income					865,887			865,887
Other comprehensive loss							(150,914)	(150,914)
Treasury stock purchased						(1,488,663)		(1,488,663)
Redemption of preferred stock		(40,406)	40,406
Stock options exercised	1,423			98,646		(22,573)		77,496
Income tax effect of stock compensation				68,657				68,657
Restricted stock and stock option grants (net activity)	200			64,535				64,735
Cash dividends -- $2.20 per common share					(215,263)			(215,263)
Balance at December 31, 2014	114,525	—	—	2,079,639	2,424,674	(3,150,410)	(471,958)	996,470
Net income					1,053,849			1,053,849
Other comprehensive loss							(115,137)	(115,137)
Treasury stock purchased						(1,035,291)		(1,035,291)
Stock options exercised	1,134			88,856		(34,357)		55,633
Income tax effect of stock compensation				89,691				89,691
Restricted stock and stock option grants (net activity)	102			72,240				72,342
Cash dividends -- $2.68 per common share					(249,647)			(249,647)
Balance at December 31, 2015	115,761	—	—	2,330,426	3,228,876	(4,220,058)	(587,095)	867,910
Net income					1,132,703			1,132,703
Other comprehensive income							46,744	46,744
Stock options exercised	706			86,125		(15,774)		71,057
Restricted stock and stock option grants (net activity)	96			72,013				72,109
Cash dividends -- $3.36 per common share					(312,082)			(312,082)
Balance at December 31, 2016	$116,563	$—	$—	$2,488,564	$4,049,497	$(4,235,832)	$(540,351)	$1,878,441

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

However, because the Company does not have the power to direct the day-to-day operations of the investments and the risk of loss is limited to the amount of contributed capital, the Company is not considered the primary beneficiary. In accordance with the Consolidation Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), the investments are not consolidated. For affordable housing investments entered into prior to the January 1, 2015 adoption of Accounting Standard Update (ASU) No. 2014-01, the Company uses the effective yield method to determine the carrying value of the investments. Under the effective yield method, the initial cost of the investments is amortized to income tax expense over the period that the tax credits are recognized. For affordable housing investments entered into on or after the January 1, 2015 adoption of ASU No. 2014-01, the Company uses the proportional amortization method. Under the proportional amortization method, the initial cost of the investments is amortized to income tax expense in proportion to the tax credits and other tax benefits received. The carrying amounts of the investments, included in Other assets, were $193,413, $189,484 and $223,935 at December 31, 2016, 2015 and 2014, respectively. The liabilities recorded on the balance sheets for estimated future capital contributions to the investments were $178,584, $172,899 and $198,776 at December 31, 2016, 2015 and 2014, respectively.
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

	December 31,
	2016		2015		2014
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount (1)	Value	Amount (1)	Value
Publicly traded debt	$1,907,704	$1,912,646	$1,905,650	$1,960,169	$1,114,205	$1,160,280
Non-traded debt	4,097	3,783	4,782	4,555	5,056	4,812

(1) Revised due to the adoption of ASU No. 2015-03. See Impact of recently issued accounting standards section.
Derivative instruments: The Company utilizes derivative instruments as part of its overall financial risk management policy. The Company entered into foreign currency option and forward currency exchange contracts with maturity dates of less than twelve months in 2016, 2015, and 2014, primarily to hedge against value changes in foreign currency. See Note 13. There were no material foreign currency option and forward contracts outstanding at December 31, 2016, 2015 and 2014.
In 2016, the Company entered into a series of interest rate lock agreements which were designated as cash flow hedges. See Note 7.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Fair value measurements. The following tables summarize the Company’s assets and liabilities measured on a recurring and non-recurring basis in accordance with the Fair Value Measurements and Disclosures Topic of the ASC:

Assets and Liabilities Reported at Fair Value on a Recurring Basis

	Fair Value at December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Deferred compensation plan asset (1)	$27,452	$3,802	$23,650
Interest rate lock asset (2)	137,233		137,233
Total assets	$164,685	$3,802	$160,883
Liabilities:
Deferred compensation plan liability (3)	$37,717	$37,717

(1)
The deferred compensation plan asset consists of the investment funds maintained for the future payments under the Company’s executive deferred compensation plan, which is structured as a rabbi trust. The investments are marketable securities accounted for under the Debt and Equity Securities Topic of the ASC. The level 1 investments are valued using quoted market prices multiplied by the number of shares. The level 2 investments are valued based on vendor or broker models. The cost basis of the investment funds is $26,357.

(2)	The interest rate lock asset is measured at the present value of the expected future cash flows using market-based observable inputs. See note 7.

(3)	The deferred compensation plan liability represents the value of the Company’s liability under its deferred compensation plan based on quoted market prices in active markets for identical assets.
Assets and Liabilities Reported at Fair Value on a Nonrecurring Basis. As a result of the 2016 annual goodwill impairment test performed in accordance with the Intangibles Topic of the ASC, goodwill with a carrying value of $10,455 was written-off, resulting in an impairment charge of $10,455. As a result of the 2016 annual trademark impairment test performed in accordance with the Intangibles Topic of the ASC, a trademark with a carrying value of $2,114 was written-down to its calculated fair value of $1,881, resulting in an impairment charge of $233. These fair value measurements qualify as level 2 measurements. See Note 4.
Accounts receivable and allowance for doubtful accounts. Accounts receivable were recorded at the time of credit sales net of provisions for sales returns and allowances. The Company recorded an allowance for doubtful accounts of $40,450, $49,420 and $53,770 at December 31, 2016, 2015 and 2014, respectively, to reduce Accounts receivable to their estimated net realizable value. The allowance was based on an analysis of historical bad debts, a review of the aging of Accounts receivable and the current creditworthiness of customers. Account receivable balances are written-off against the allowance if a final determination of uncollectibility is made. All provisions for allowances for doubtful collection of accounts are related to the creditworthiness of accounts and are included in Selling, general and administrative expenses.
Reserve for obsolescence. The Company recorded a reserve for obsolescence of $87,715, $91,217 and $90,712 at December 31, 2016, 2015 and 2014, respectively, to reduce Inventories to their estimated net realizable value.

Goodwill. Goodwill represents the cost in excess of fair value of net assets acquired in business combinations accounted for by the purchase method. In accordance with the Intangibles Topic of the ASC, goodwill is tested for impairment on an annual basis and in between annual tests if events or circumstances indicate potential impairment. See Note 4.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

provided by the straight-line method. Depreciation and amortization are included in the appropriate Cost of goods sold or Selling, general and administrative expense caption on the Statements of Consolidated Income. Included in Property, plant and equipment are leasehold improvements. The major classes of assets and ranges of annual depreciation rates are:

Buildings	4.0% – 20.0%
Machinery and equipment	10.0% – 20.0%
Furniture and fixtures	10.0% – 20.0%
Automobiles and trucks	10.0% – 33.3%
Standby letters of credit. The Company occasionally enters into standby letter of credit agreements to guarantee various operating activities. These agreements provide credit availability to the various beneficiaries if certain contractual events occur. Amounts outstanding under these agreements totaled $43,658, $45,407 and $23,442 at December 31, 2016, 2015 and 2014, respectively.
Product warranties. The Company offers product warranties for certain products. The specific terms and conditions of such warranties vary depending on the product or customer contract requirements. Management estimated the costs of unsettled product warranty claims based on historical results and experience and included an amount in Other accruals. Management periodically assesses the adequacy of the accrual for product warranty claims and adjusts the accrual as necessary. Changes in the Company’s accrual for product warranty claims during 2016, 2015 and 2014, including customer satisfaction settlements during the year, were as follows:

	2016	2015	2014
Balance at January 1	$31,878	$27,723	$26,755
Charges to expense	38,954	43,484	37,879
Settlements	(36,413)	(39,329)	(36,911)
Balance at December 31	$34,419	$31,878	$27,723
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
Employee Stock Purchase and Savings Plan. The Company accounts for the Employee Stock Purchase and Savings Plan (ESOP) in accordance with the Employee Stock Ownership Plans Subtopic of the Compensation – Stock Ownership Topic of the ASC. The Company recognized compensation expense for amounts contributed to the ESOP. See Note 11.
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
Cumulative other comprehensive loss. At December 31, 2016, the ending balance of Cumulative other comprehensive loss included adjustments for foreign currency translation of $501,277, net prior service costs and net actuarial losses related to pension and other postretirement benefit plans of $125,096, unrealized net gains on marketable equity securities of $1,015 and unrealized net gains on interest rate lock cash flow hedges of $85,007. At December 31, 2015 and 2014, the ending balance of Cumulative other comprehensive loss included adjustments for foreign currency translation of $482,629 and $354,384, respectively, net prior service costs and net actuarial losses related to pension and other postretirement benefit plans of $104,346 and $118,167, respectively, and unrealized losses and gains on marketable equity securities of $120 and $593, respectively.
Revenue recognition. The Company recognized revenue when products were shipped and title passed to unaffiliated customers. Collectibility of amounts recorded as revenue was reasonably assured at the time of recognition.
Third-party service revenue. The Company used subcontractors to provide installation services for customers. Under these arrangements, the Company invoiced the customer for both the product and installation and remitted payment to the subcontractor for the installation. Starting in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

the third quarter of 2016, the Company recorded the installation revenue in Net sales and the payments to subcontractors in Cost of goods sold. Prior to the third quarter, these amounts were netted and immaterial.
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
Costs of goods sold. Included in Costs of goods sold were costs for materials, manufacturing, distribution and related support. Distribution costs included all expenses related to the distribution of products including inbound freight charges, purchase and receiving costs, warehousing costs, internal transfer costs and all costs incurred to ship products. Also included in Costs of goods sold were total technical expenditures, which included research and development costs, quality control, product formulation expenditures and other similar items. Research and development costs included in technical expenditures were $58,041, $57,667 and $50,019 for 2016, 2015 and 2014, respectively. The settlement gain related to the titanium dioxide litigation reduced 2014 Costs of goods sold by $21,420. See Note 9.
Selling, general and administrative expenses. Selling costs included advertising expenses, marketing costs, employee and store costs and sales commissions. The cost of advertising was expensed as incurred. The Company incurred $351,002, $338,188 and $299,201 in advertising costs during 2016, 2015 and 2014, respectively. General and administrative expenses included human resources, legal, finance and other support and administrative functions.
Earnings per share. Common stock held in a revocable trust (see Note 10) was not included in outstanding shares for basic or diluted income per common share calculations. All references to “shares” or “per share” information throughout this report relate to common shares and are stated on a diluted per common share basis, unless otherwise indicated. Basic and diluted net income per common share were calculated using the treasury stock method in accordance with the Earnings Per Common Share Topic of the ASC. Basic net income per common share amounts were computed based on the weighted-average number of common shares outstanding during the year. Diluted net income per common share amounts were computed based on the weighted-average number of common shares outstanding plus all dilutive securities potentially outstanding during the year. See Note 15.

Impact of recently issued accounting standards. During the second quarter of 2016, the Company early adopted, as permitted, ASU No. 2016-09, “Improvements to Employee Share-Based Payment Accounting,” which simplifies various provisions related to how share-based payments are accounted for and presented in the financial statements. Excess tax benefits for share-based payments are no longer recognized in other capital on the balance sheet and are instead recognized in the income tax provision on the income statement. As a result, excess tax benefits for share-based payments are now included in Net operating cash rather than Net financing cash. The changes have been applied prospectively beginning on January 1, 2016 in accordance with the ASU and prior years have not been restated. See Note 14 for additional information.
Effective January 1, 2016, the Company adopted ASU No. 2015-03, "Simplifying the Presentation of Debt Issuance Costs," which requires companies to present debt issuance costs associated with a debt liability as a deduction from the carrying amount of that debt liability on the balance sheet rather than being capitalized as an asset. The changes have been applied retrospectively. The adoption of this ASU did not have a material effect on the Company's results of operations, financial condition or liquidity.
Effective January 1, 2016, the Company adopted ASU No. 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value Per Share (Or Its Equivalent)." This ASU removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share (or its equivalent) practical expedient. The adoption of this ASU affects the Company's year-end disclosure of the fair value of pension assets, but there is no effect on the Company's results of operations, financial condition or liquidity.
In February 2016, the FASB issued ASU No. 2016-02, “Leases,” which consists of a comprehensive lease accounting standard. Under the new standard, assets and liabilities arising from most leases will be recognized on the balance sheet. Leases will be classified as either operating or financing, and the lease classification will determine whether expense is recognized on a straight line basis (operating leases) or based on an effective interest method (financing leases). The new standard is effective for interim and annual periods beginning after December 15, 2018.  A modified retrospective transition approach is required with certain practical expedients available.  The Company has made significant progress with its assessment process, and anticipates this standard will have a material impact on its consolidated balance sheet. While the Company continues to assess all potential impacts of the standard, it currently believes the most significant impact relates to recording lease assets and related liabilities on the balance sheet for the Paint Store Group's retail operations.
In January 2016, the FASB issued ASU No. 2016-01, “Recognition and Measurement of Financial Assets and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Financial Liabilities,” which amends the guidance for certain aspects of recognition, measurement and disclosure of financial instruments. The standard is effective for interim and annual periods beginning after December 31, 2017, and early adoption is not permitted. The Company is in the process of evaluating the impact of the standard.
In November 2015, the FASB issued ASU No. 2015-17, "Balance Sheet Classification of Deferred Taxes," which eliminates the requirement for separate presentation of current and non-current portions of deferred tax. All deferred tax assets and deferred tax liabilities will be presented as non-current on the balance sheet. The standard is effective for interim and annual periods beginning after December 15, 2016. Either retrospective or prospective presentation can be used. The Company will adopt ASU No. 2015-17 as required. The ASU will not have a material effect on the Company's results of operations, financial condition or liquidity.
In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers," which consists of a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under U.S. GAAP. The issuance of ASU No. 2015-14 in August 2015 delays the effective date of the standard to interim and annual periods beginning after December 15, 2017. Either full retrospective adoption or modified retrospective adoption is permitted. In addition to expanded disclosures regarding revenue, this pronouncement may impact timing of recognition in some arrangements with variable consideration or contracts for the sale of goods or services. The Company has made significant progress with its assessment process. In addition, the Company is currently developing plans for enhancements to its information systems and internal controls in response to the new rule requirements. The Company plans to adopt the standard using the full retrospective method of adoption, which requires the restatement of prior periods presented. The Company expects to have expanded disclosures in the consolidated financial statements and is in process of evaluating the impact on the results of operations, financial condition and liquidity.
Reclassification. Certain amounts in the notes to the consolidated financial statements for 2014 and 2015 have been reclassified to conform to the 2016 presentation.

NOTE 2 – ACQUISITIONS
On March 19, 2016, the Company and The Valspar Corporation (Valspar) entered into a definitive agreement under which the Company will acquire Valspar for $113 per share in an all cash transaction, or a value of approximately $9.500 billion and assumption of Valspar debt and other considerations. The transaction is subject to certain conditions and regulatory approvals. If in connection with obtaining the required regulatory approvals, the parties are required to divest assets of Valspar or the Company representing, in the aggregate, more than $650,000 in net sales, then the per share consideration will be $105 in cash. The Company is not required to consummate the acquisition if regulatory authorities require the divestiture of assets of Valspar or the Company representing, in the aggregate, more than $1.500 billion. Valspar's architectural coatings assets in Australia are excluded from the calculation of the $650,000 and/or $1.500 billion threshold if such assets are required to be divested. A divestiture below the $650,000 threshold is expected in order to obtain the necessary regulatory approvals. The Company expects to negotiate the divestiture and complete the Valspar transaction at $113 per share in early 2017.
During the year ended December 31, 2016, the Company incurred SG&A and interest expense of $58,409 and $72,844, respectively, related to the anticipated acquisition of Valspar. See Note 7. The acquisition-related expenses reduced basic and diluted net income per common share by $.89 and $.86, respectively, for the year ended December 31, 2016. The acquisition will expand Sherwin-Williams diversified array of brands and technologies, expand its global platform and add new capabilities in the packaging and coil segments.

NOTE 3 – INVENTORIES
Inventories were stated at the lower of cost or market with cost determined principally on the last-in, first-out (LIFO) method. The following presents the effect on inventories, net income and net income per common share had the Company used the first-in, first-out (FIFO) inventory valuation method adjusted for income taxes at the statutory rate and assuming no other adjustments. Management believes that the use of LIFO results in a better matching of costs and revenues. This information is presented to enable the reader to make comparisons with companies using the FIFO method of inventory valuation. During 2014, certain inventories accounted for on the LIFO method were reduced, resulting in the liquidation of certain quantities carried at costs prevailing in prior years. The 2014 liquidation increased net income by $196.

	2016	2015	2014
Percentage of total inventories on LIFO	79%	78%	76%
Excess of FIFO over LIFO	$253,353	$251,060	$331,867
(Decrease) increase in net income due to LIFO	(1,421)	49,658	3,230
(Decrease) increase in net income per common share due to LIFO	(.02)	.53	.03

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

NOTE 4 – GOODWILL, INTANGIBLE AND LONG-LIVED ASSETS
In accordance with the Property, Plant and Equipment Topic of the ASC, whenever events or changes in circumstances indicate that the carrying value of long-lived assets may not be recoverable or the useful life may have changed, impairment tests are to be performed. Undiscounted cash flows are to be used to calculate the recoverable value of long-lived assets to determine if such assets are impaired. Where impairment is identified, a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each group of assets, is to be used to determine the fair value for the assets to measure any potential impairment. No material impairments were recorded in 2016, 2015 and 2014.
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
The annual impairment review performed as of October 1, 2016 resulted in goodwill and trademark impairment in the Latin America Coatings Group of $10,455 and $233, respectively. The goodwill impairment charge related primarily to lower than anticipated cash flow in the Latin America Coatings Group. The trademark impairment related to lower than anticipated sales of an acquired brand. The annual impairment reviews performed as of October 1, 2015 and 2014 did not result in any goodwill or trademark impairment.

A summary of changes in the Company’s carrying value of goodwill by Reportable Segment is as follows:

Goodwill	Paint Stores Group	Consumer Group	Global Finishes Group	Latin America Coatings Group	Consolidated Totals
Balance at January 1, 2014 (1)	$287,300	$703,351	$178,298	$9,738	$1,178,687
Currency and other adjustments	(1,866)	(1,145)	(17,287)	(43)	(20,341)
Balance at December 31, 2014 (1)	285,434	702,206	161,011	9,695	1,158,346
Currency and other adjustments	(28)	(1,135)	(13,801)	(49)	(15,013)
Balance at December 31, 2015 (1)	285,406	701,071	147,210	9,646	1,143,333
Impairment charged to operations				(10,455)	(10,455)
Currency and other adjustments	4	(1,197)	(5,602)	809	(5,986)
Balance at December 31, 2016 (2)	$285,410	$699,874	$141,608	$—	$1,126,892

(1)	Net of accumulated impairment losses of $8,904 ($8,113 in the Consumer Group and $791 in the Global Finishes Group).

(2)	Net of accumulated impairment losses of $19,359 ($8,113 in the Consumer Group, $791 in the Global Finishes Group and $10,455 in the Latin America Coatings Group).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

A summary of the Company’s carrying value of intangible assets is as follows:

	Finite-lived intangible assets			Trademarks with indefinite lives	Total intangible assets
	Software	All other	Subtotal
December 31, 2016
Weighted-average amortization period	7 years	11 years	10 years
Gross	$144,557	$313,613	$458,170
Accumulated amortization	(103,735)	(240,217)	(343,952)
Net value	$40,822	$73,396	$114,218	$140,792	$255,010

December 31, 2015
Weighted-average amortization period	8 years	12 years	11 years
Gross	$123,863	$312,119	$435,982
Accumulated amortization	(95,008)	(228,921)	(323,929)
Net value	$28,855	$83,198	$112,053	$143,318	$255,371

December 31, 2014
Weighted-average amortization period	8 years	12 years	11 years
Gross	$126,258	$317,005	$443,263
Accumulated amortization	(88,384)	(215,518)	(303,902)
Net value	$37,874	$101,487	$139,361	$149,766	$289,127
Amortization of finite-lived intangible assets is as follows for the next five years: $18,958 in 2017, $18,390 in 2018, $16,209 in 2019, $14,985 in 2020 and $13,177 in 2021.

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
During 2016, 15 stores in Paint Stores Group, 13 branches in the Global Finishes Group, 2 facilities in Consumer Group and 1 store in the Latin America Coatings Group were closed due to lower demand or redundancy. Provisions for severance and other qualified exit costs of $1,020 and $505 were charged to the Consumer Group and Global Finish Group, respectively. Provisions for severance and other qualified exit costs related to manufacturing facilities, distribution facilities, stores and branches closed prior to 2016 of $1,513 were recorded.
During 2015, 30 stores in the Paint Stores Group, 7 branches in the Global Finishes Group and 2 stores in the Latin America Coatings Group were closed due to lower demand or redundancy. In addition, the Global Finishes Group exited a business in Europe. Provisions for severance and other qualified exit cost of $168 and $8,329 were charged to the Paint Stores Group and Global Finishes Group, respectively. Provisions for severance and other qualified exit costs related to manufacturing facilities, distribution facilities, stores and branches closed prior to 2015 of $1,264 were recorded.
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
At December 31, 2016, a portion of the remaining accrual for qualified exit costs relating to facilities shutdown prior to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

2014 is expected to be incurred by the end of 2017. The remaining portion of the ending accrual for facilities shutdown prior to 2014 primarily represented post-closure contractual expenses related to certain owned facilities which are closed and being held for disposal. The Company cannot reasonably estimate when such matters will be concluded to permit disposition.

The following tables summarize the activity and remaining liabilities associated with qualified exit costs:

(Thousands of dollars) Exit Plan	Balance at December 31, 2015	Provisions in Cost of goods sold or SG&A	Actual expenditures charged to accrual	Balance at December 31, 2016
Consumer Group facilities shutdown in 2016:
Severance and related costs		$1,020	$(113)	$907
Global Finishes Group stores shutdown in 2016:
Severance and related costs		136		136
Other qualified exit costs		369	(100)	269
Paint Stores Group stores shutdown in 2015:
Other qualified exit costs	$12	481	(298)	195
Global Finishes Group stores shutdown in 2015:
Severance and related costs	1,096		(1,096)
Other qualified exit costs	2,750	499	(2,816)	433
Paint Stores Group stores shutdown in 2014:
Other qualified exit costs	184		(81)	103
Consumer Group facilities shutdown in 2014:
Severance and related costs	445		(46)	399
Other qualified exit costs	52		(39)	13
Global Finishes Group exit of business in 2014:
Severance and related costs	430		(430)
Other qualified exit costs	353	430	(600)	183
Severance and other qualified exit costs for facilities shutdown prior to 2014	1,755	103	(648)	1,210
Totals	$7,077	$3,038	$(6,267)	$3,848

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

(Thousands of dollars) Exit Plan	Balance at December 31, 2014	Provisions in Cost of goods sold or SG&A	Actual expenditures charged to accrual	Balance at December 31, 2015
Paint Stores Group stores shutdown in 2015:
Other qualified exit costs		$168	$(156)	$12
Global Finishes Group stores shutdown in 2015:
Severance and related costs		1,341	(245)	1,096
Other qualified exit costs		6,988	(4,238)	2,750
Paint Stores Group stores shutdown in 2014:
Other qualified exit costs	$280	142	(238)	184
Consumer Group facilities shutdown in 2014:
Severance and related costs	2,732	466	(2,753)	445
Other qualified exit costs	781	6	(735)	52
Global Finishes Group exit of business in 2014:
Severance and related costs	104	326		430
Other qualified exit costs	1,080	324	(1,051)	353
Paint Stores Group facility shutdown in 2013:
Severance and related costs	654		(654)
Other qualified exit costs	1,205		(411)	794
Global Finishes Group stores shutdown in 2013:
Severance and related costs	28		(28)
Other qualified exit costs	138		(138)
Severance and other qualified exit costs for facilities shutdown prior to 2013	1,514		(553)	961
Totals	$8,516	$9,761	$(11,200)	$7,077

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Exit Plan	Balance at December 31, 2013	Provisions in Cost of goods sold or SG&A	Actual expenditures charged to accrual	Balance at December 31, 2014
Paint Stores Group stores shutdown in 2014:
Other qualified exit costs		$280		$280
Consumer Group facilities shutdown in 2014:
Severance and related costs		4,028	$(1,296)	2,732
Other qualified exit costs		781		781
Global Finishes Group exit of business in 2014:
Severance and related costs		2,500	(2,396)	104
Other qualified exit costs		2,267	(1,187)	1,080
Paint Stores Group facility shutdown in 2013:
Severance and related costs	$977	2,126	(2,449)	654
Other qualified exit costs		1,499	(294)	1,205
Consumer Group facilities shutdown in 2013:
Severance and related costs	598	97	(695)
Global Finishes Group stores shutdown in 2013:
Severance and related costs	33		(5)	28
Other qualified exit costs	220		(82)	138
Latin America Coatings Group facilities shutdown in 2013:
Severance and related costs	123		(123)
Paint Stores Group stores shutdown in 2012:
Other qualified exit costs	244		(51)	193
Global Finishes Group facilities shutdown in 2012:
Severance and related costs	2,177		(1,863)	314
Other qualified exit costs	83			83
Other qualified exit costs for facilities shutdown prior to 2012	1,365		(441)	924
Totals	$5,820	$13,578	$(10,882)	$8,516

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
Health care plans. The Company provides certain domestic health care plans that are contributory and contain cost-sharing features such as deductibles and coinsurance. There were 22,708, 21,918 and 21,239 active employees entitled to receive benefits under these plans at December 31, 2016, 2015 and 2014, respectively. The cost of these benefits for active employees, which includes claims incurred and claims incurred but not reported, amounted to $220,589, $217,781 and $202,787 for 2016, 2015 and 2014, respectively.
Defined contribution pension plans. The Company’s annual contribution for its domestic defined contribution pension plan was $36,731, $35,435 and $32,384 for 2016, 2015 and 2014, respectively. The contribution percentage ranges from two percent to seven percent of compensation for covered employees based on an age and service formula. Assets in employee accounts of the domestic defined contribution pension plan are invested in various investment funds as directed by the participants. These investment funds did not own a significant number of shares of the Company’s common stock for any year presented.
The Company’s annual contributions for its foreign defined contribution pension plans, which are based on various percentages of compensation for covered employees up to certain limits, were $6,676, $5,888 and $4,592 for 2016, 2015 and 2014, respectively. Assets in employee accounts of the foreign defined contribution pension plans are invested in various investment funds. These investment funds did not own a significant number of shares of the Company’s common stock for any year presented.
Defined benefit pension plans. The Company has one salaried and one hourly domestic defined benefit pension plan, and twenty-one foreign defined benefit pension plans. All participants in the domestic salaried defined benefit pension plan prior to January 1, 2002 retain the previous defined benefit formula for computing benefits with certain modifications for active employees. Employees who became participants on or after January 1, 2002 are credited with certain contribution credits that range from two percent to seven percent of compensation based on an age and service formula. Contribution credits are converted into units to account for each participant’s benefits. Participants will receive a variable annuity benefit upon retirement or a lump sum distribution upon termination (if vested). Contribution credits earned prior to January 1, 2017 are subject to the hypothetical returns achieved on each participant’s allocation of units from investments in various investment funds as directed by the participant. Effective January 1, 2017, contribution credits are credited interest at an annual fixed rate equal to the Internal Revenue Service (IRS) 24-month average second segment rate. Contribution credits to the revised domestic salaried defined benefit pension plan are being funded through existing plan assets. Effective October 1, 2011, the domestic salaried defined benefit pension plan was frozen for new hires, and all newly hired U.S. non-collectively bargained employees are eligible to participate in the Company’s domestic defined contribution plan.
At December 31, 2016, the domestic salaried and hourly defined benefit pension plans were overfunded, with a projected benefit obligation of $632,797, fair value of plan assets of $847,013 and excess plan assets of $214,216. The plans are funded in accordance with all applicable regulations at December 31, 2016 and no funding will be required in 2017. At December 31, 2015, the domestic salaried and hourly defined benefit pension plans were overfunded, with a projected benefit obligation of $624,791, fair value of plan assets of $858,605 and excess plan assets of $233,814. At December 31, 2014, the domestic salaried and hourly defined benefit pension plan were overfunded, with a projected benefit obligation of $653,338, fair value of plan assets of $896,071 and excess plan assets of $242,733.
At December 31, 2016, eighteen of the Company’s foreign defined benefit pension plans were unfunded or underfunded, with combined accumulated benefit obligations, projected benefit obligations, fair values of net assets and deficiencies of plan assets of $121,926, $156,645, $103,468 and $53,177, respectively. An increase of $5,018 from 2015 in the combined projected benefit obligations of all foreign defined benefit pension plans was primarily due to changes in plan assumptions partially offset by the impact of the termination of an acquired Canada plan.
The Company expects to make the following benefit payments for all domestic and foreign defined benefit pension plans: $53,827 in 2017; $54,357 in 2018; $53,810 in 2019; $54,671 in 2020; $55,387 in 2021; and $276,011 in 2022 through 2026. The Company expects to contribute $3,676 to the foreign plans in 2017.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

The estimated net actuarial losses and prior service costs for the defined benefit pension plans that are expected to be amortized from Cumulative other comprehensive loss into the net pension costs in 2017 are $8,585 and $1,362, respectively.

The following table summarizes the components of the net pension costs and Cumulative other comprehensive loss related to the defined benefit pension plans:

	Domestic Defined Benefit Pension Plans			Foreign Defined Benefit Pension Plans
	2016	2015	2014	2016	2015	2014
Net pension costs (credits):
Service costs	$22,291	$21,120	$21,342	$4,225	$5,071	$5,261
Interest costs	26,498	24,535	26,266	7,441	8,719	10,422
Expected returns on plan assets	(50,197)	(52,095)	(51,293)	(6,915)	(9,296)	(10,836)
Amortization of prior service costs	1,205	1,310	1,837
Amortization of actuarial losses	4,532	1,962		1,540	1,910	1,413
Ongoing pension costs (credits)	4,329	(3,168)	(1,848)	6,291	6,404	6,260
Settlement costs (credits)				4,231	3,255	(3,422)
Net pension costs (credits)	4,329	(3,168)	(1,848)	10,522	9,659	2,838
Other changes in plan assets and projected benefit obligation recognized in Cumulative other comprehensive loss (before taxes):
Net actuarial losses arising during the year	18,926	15,359	47,785	17,030	1,907	21,792
Prior service costs arising during the year	2,081		2,242
Amortization of actuarial losses	(4,532)	(1,962)		(1,540)	(1,910)	(1,413)
Amortization of prior service costs	(1,205)	(1,310)	(1,837)
Exchange rate loss recognized during year				(11,627)	(5,830)	(7,988)
Total recognized in Cumulative other comprehensive loss	15,270	12,087	48,190	3,863	(5,833)	12,391
Total recognized in net pension costs (credits) and Cumulative other comprehensive loss	$19,599	$8,919	$46,342	$14,385	$3,826	$15,229

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

The following tables summarize the fair value of the defined benefit pension plan assets at December 31, 2016, 2015 and 2014. The presentation is in accordance with the Retirement Benefits Topic of the ASC, as updated by ASU No. 2015-07 (see Note 1).

	Fair value at December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Equity investments (1)	$393,045	$321,152	$71,893
Fixed income investments (2)	294,103	144,668	149,435
Other assets (3)	14,643		14,643
Total investments in fair value hierarchy	701,791	$465,820	$235,971
Investments measured at NAV or its equivalent (4)	310,230
Investments at fair value	$1,012,021

	Fair value at December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Equity investments (1)	$435,690	$372,033	$63,657
Fixed income investments (2)	290,470	141,448	149,022
Other assets (3)	16,361		16,361
Total investments in fair value hierarchy	742,521	$513,481	$229,040
Investments measured at NAV or its equivalent (4)	278,423
Investments at fair value	$1,020,944

	Fair value at December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Equity investments (1)	$487,357	$404,542	$82,815
Fixed income investments (2)	285,042	141,529	143,513
Other assets (3)	28,435		28,435
Total investments in fair value hierarchy	800,834	$546,071	$254,763
Investments measured at NAV or its equivalent (4)	282,882
Investments at fair value	$1,083,716

(1)	This category includes actively managed equity assets that track primarily to the S&P 500.

(2)	This category includes government and corporate bonds that track primarily to the Barclays Capital Aggregate Bond Index.

(3)	This category includes real estate and pooled investment funds.

(4)
This category includes pooled investment funds and private equity funds that are measured at NAV or its equivalent using the practical expedient. Therefore, these investments are not classified in the fair value hierarchy.

Included as equity investments in the domestic defined benefit pension plan assets at December 31, 2016 were 300,000 shares of the Company’s common stock with a market value of $80,622, representing 9.5 percent of total domestic plan assets. Dividends received on the Company’s common stock during 2016 totaled $1,008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

The following table summarizes the obligations, plan assets and assumptions used for the defined benefit pension plans, which are all measured as of December 31:

	Domestic Defined Benefit Pension Plans			Foreign Defined Benefit Pension Plans
	2016	2015	2014	2016	2015	2014
Accumulated benefit obligations at end of year	$630,159	$621,873	$648,480	$172,047	$172,426	$203,610
Projected benefit obligations:
Balances at beginning of year	$624,791	$653,338	$582,036	$201,854	$234,524	$222,996
Service costs	22,291	21,120	21,342	4,225	5,071	5,261
Interest costs	26,498	24,535	26,266	7,441	8,719	10,422
Actuarial losses (gains)	8,132	(40,602)	68,748	43,736	(3,045)	32,551
Contributions and other	2,081		2,242	947	1,072	(6,692)
Settlements				(14,862)	(18,707)	(3,370)
Effect of foreign exchange				(30,360)	(17,211)	(18,987)
Benefits paid	(50,996)	(33,600)	(47,296)	(6,108)	(8,569)	(7,657)
Balances at end of year	632,797	624,791	653,338	206,873	201,854	234,524
Plan assets:
Balances at beginning of year	858,605	896,071	870,386	162,339	187,645	184,963
Actual returns on plan assets	39,404	(3,866)	72,256	33,569	4,844	20,240
Contributions and other			725	15,019	11,424	7,328
Settlements				(14,862)	(18,707)	(3,370)
Effect of foreign exchange				(24,949)	(14,298)	(13,859)
Benefits paid	(50,996)	(33,600)	(47,296)	(6,108)	(8,569)	(7,657)
Balances at end of year	847,013	858,605	896,071	165,008	162,339	187,645
Excess (deficient) plan assets over projected benefit obligations	$214,216	$233,814	$242,733	$(41,865)	$(39,515)	$(46,879)
Assets and liabilities recognized in the Consolidated Balance Sheets:
Deferred pension assets	$214,216	$233,814	$242,733	$11,313	$11,068	$7,411
Other accruals				(1,522)	(1,442)	(810)
Other long-term liabilities				(51,656)	(49,141)	(53,480)
	$214,216	$233,814	$242,733	$(41,865)	$(39,515)	$(46,879)
Amounts recognized in Cumulative other comprehensive loss:
Net actuarial losses	$(134,847)	$(120,454)	$(107,057)	$(45,604)	$(41,741)	$(47,574)
Prior service costs	(6,015)	(5,138)	(6,448)
	$(140,862)	$(125,592)	$(113,505)	$(45,604)	$(41,741)	$(47,574)
Weighted-average assumptions used to determine projected benefit obligations:
Discount rate	4.20%	4.40%	3.95%	3.21%	4.20%	3.92%
Rate of compensation increase	3.38%	3.14%	4.00%	4.43%	4.00%	3.70%
Weighted-average assumptions used to determine net pension costs:
Discount rate	4.40%	3.95%	4.65%	4.20%	3.92%	4.89%
Expected long-term rate of return on assets	6.00%	6.00%	6.00%	4.70%	4.84%	5.58%
Rate of compensation increase	3.14%	4.00%	4.00%	4.00%	3.70%	4.31%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Postretirement Benefits Other Than Pensions. Employees of the Company hired in the United States prior to January 1, 1993 who are not members of a collective bargaining unit, and certain groups of employees added through acquisitions, are eligible for health care and life insurance benefits upon

retirement, subject to the terms of the unfunded plans. There were 4,524, 4,442 and 4,443 retired employees entitled to receive such postretirement benefits at December 31, 2016, 2015 and 2014, respectively.

The following table summarizes the obligation and the assumptions used for postretirement benefits other than pensions:

	Postretirement Benefits Other than Pensions
	2016	2015	2014
Benefit obligation:
Balance at beginning of year - unfunded	$263,383	$295,149	$286,651
Service cost	2,244	2,485	2,434
Interest cost	11,009	11,182	12,782
Actuarial loss (gain)	7,548	(19,370)	27,757
Plan amendments		(9,269)	(19,043)
Benefits paid	(19,047)	(16,794)	(15,432)
Balance at end of year - unfunded	$265,137	$263,383	$295,149
Liabilities recognized in the Consolidated Balance Sheets:
Postretirement benefits other than pensions	$(250,397)	$(248,523)	$(277,892)
Other accruals	(14,740)	(14,860)	(17,257)
	$(265,137)	$(263,383)	$(295,149)
Amounts recognized in Cumulative other comprehensive loss:
Net actuarial losses	$(23,211)	$(15,664)	$(36,044)
Prior service credits	19,205	25,784	21,043
	$(4,006)	$10,120	$(15,001)
Weighted-average assumptions used to determine benefit obligation:
Discount rate	4.10%	4.30%	3.90%
Health care cost trend rate - pre-65	6.00%	6.00%	7.00%
Health care cost trend rate - post-65	5.50%	5.00%	6.50%
Prescription drug cost increases	10.50%	11.50%	6.50%
Employer Group Waiver Plan (EGWP) trend rate	10.60%	11.50%	8.00%
Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate	4.30%	3.90%	4.60%
Health care cost trend rate - pre-65	6.00%	7.00%	7.50%
Health care cost trend rate - post-65	5.00%	6.50%	6.50%
Prescription drug cost increases	11.50%	6.50%	7.00%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

The following table summarizes the components of the net periodic benefit cost and Cumulative other comprehensive loss related to postretirement benefits other than pensions:

	Postretirement Benefits Other than Pensions
	2016	2015	2014
Net periodic benefit cost:
Service cost	$2,244	$2,485	$2,434
Interest cost	11,009	11,182	12,782
Amortization of actuarial losses		1,011
Amortization of prior service credit	(6,578)	(4,529)	(503)
Net periodic benefit cost	6,675	10,149	14,713
Other changes in projected benefit obligation recognized in Cumulative other comprehensive loss (before taxes):
Net actuarial loss (gain) arising during the year	7,548	(19,370)	27,757
Prior service credit arising during the year		(9,269)	(19,043)
Amortization of actuarial losses		(1,011)
Amortization of prior service credit	6,578	4,529	503
Total recognized in Cumulative other comprehensive loss	14,126	(25,121)	9,217
Total recognized in net periodic benefit cost and Cumulative other comprehensive loss	$20,801	$(14,972)	$23,930

The estimated net actuarial losses and prior service (credits) for postretirement benefits other than pensions that are expected to be amortized from Cumulative other comprehensive loss into net periodic benefit cost in 2017 are $43 and $(6,579), respectively.
The assumed health care cost trend rate and prescription drug cost increases used to determine the net periodic benefit cost for postretirement health care benefits for 2017 both decrease in each successive year until reaching 4.5 percent in 2025. The assumed health care and prescription drug cost trend rates have a significant effect on the amounts reported for the postretirement health care benefit obligation. A one-percentage-point change in assumed health care and prescription drug cost trend rates would have had the following effects at December 31, 2016:

	One-Percentage Point
	Increase	(Decrease)
Effect on total of service and interest cost components	$86	$(131)
Effect on the postretirement benefit obligation	$552	$(1,221)

The Company expects to make retiree health care benefit cash payments as follows:

Expected Cash Payments
2017	$14,740
2018	16,551
2019	17,398
2020	17,990
2021	18,334
2022 through 2026	93,300
Total expected benefit cash payments	$178,313

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

NOTE 7 – DEBT
Long-term debt

	Due Date	2016	2015 (1)	2014 (1)
3.45% Senior Notes	2025	$396,898	$396,536
4.55% Senior Notes	2045	393,637	393,414
4.00% Senior Notes	2042	295,938	295,781	$295,624
1.35% Senior Notes	2017		697,530	696,240
7.375% Debentures	2027	118,936	118,889	118,841
7.45% Debentures	2097	3,500	3,500	3,500
2.00% to 8.00% Promissory Notes	Through 2027	2,417	1,628	1,791
		$1,211,326	$1,907,278	$1,115,996

(1) Revised due to the adoption of ASU No. 2015-03. See Note 1.
Maturities of long-term debt are as follows for the next five years: $701,679 in 2017; $754 in 2018; $248 in 2019, $252 in 2020 and $256 in 2021. Interest expense on long-term debt was $75,509, $54,634 and $56,408 for 2016, 2015 and 2014, respectively.
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
On July 28, 2015, the Company issued $400,000 of 3.45% Senior Notes due 2025 and $400,000 of 4.55% Senior Notes due 2045. The notes are covered under a shelf registration filed with the Securities and Exchange Commission (SEC) on July 28, 2015. The proceeds were used for general corporate purposes, including repayment of a portion of the Company’s outstanding short-term borrowings.
In April 2016, the Company entered into a $7.300 billion bridge credit agreement (Bridge Loan) and a $2.000 billion term loan credit agreement (Term Loan) as committed financing for the Valspar acquisition as disclosed in Note 2. No balances were drawn against these facilities as of December 31, 2016. Debt issuance costs of $65,100 related to these facilities were incurred and recorded in Other current assets. Of this amount, $61,104 was amortized and included in Interest expense for year ended December 31, 2016. Periodic fees related to these facilities totaling $11,740 were also included in interest expense for this period.
During the first six months of 2016, in anticipation of a probable issuance of new long-term fixed rate debt within the next twelve months, the Company entered into a series of interest rate lock agreements (collectively, the interest rate locks) on a combined notional amount of $3.575 billion. The objective of the interest rate locks is to hedge the variability in the future semi-annual payments on the anticipated debt attributable to changes in the benchmark interest rate (U.S. Treasury) during the hedge periods. The future semi-annual interest payments are exposed to interest rate risk due to changes in the benchmark interest rate from the inception of the hedge to the time of issuance. The interest rate locks were evaluated for hedge accounting treatment and were designated as cash flow hedges. Therefore, the interest rate locks are recognized at fair value on the Consolidated Balance Sheet, and changes in fair value (to the extent effective) are recognized in Cumulative other comprehensive loss. Amounts recognized in Cumulative other comprehensive loss will be reclassified to Interest expense in periods following the settlement of the interest rate locks. The Company will evaluate hedge effectiveness each period until settlement. At December 31, 2016, an interest rate lock asset of $137,233 was included in Other current assets, and the related pretax gain of $137,233 was recognized in Cumulative other comprehensive loss.
Short-term borrowings. On July 16, 2015, the Company and three of its wholly owned subsidiaries, Sherwin-Williams Canada, Inc. (SW Canada), Sherwin-Williams Luxembourg S.à r.l. (SW Lux) and Sherwin-Williams UK Holding Limited, entered into a multi-currency five-year $1.350 billion credit agreement (multi-currency credit agreement). The multi-currency credit agreement is being used for general corporate purposes, including the financing of working capital requirements. The multi-currency credit agreement allows the Company to extend the maturity of the facility with two one-year extension options and to increase the aggregate amount of the facility to $1.850 billion, both of which are subject to the discretion of each lender. The multi-currency credit agreement replaced the previous credit agreements for the Company, SW Canada and SW Lux in the amounts of $1.050 billion, CAD 150,000 and €95,000 (Euro), respectively. At December 31, 2016, short-term borrowings under the multi-currency credit agreement were $15,780 with a weighted average interest rate of 0.9%. Borrowings outstanding under various foreign programs were $24,959 at December 31, 2016 with a weighted average interest rate of 12.3%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

There were no borrowings outstanding under the Company's domestic commercial paper program at December 31, 2016 and 2015. At December 31, 2014 borrowings outstanding under the domestic commercial paper program totaled $625,860. The weighted average interest rate of these borrowings was 0.3%.
On May 9, 2016, the Company entered into a five-year credit agreement, subsequently amended on multiple dates, which gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $200,000. At December 31, 2016, 2015 and 2014, there were no borrowings outstanding under any of these credit agreements. On November 14, 2012, the Company entered into a three-year credit agreement, subsequently amended on multiple dates, which gave the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $250,000. The November 14, 2012 credit agreement matured in 2015. On April 23, 2012, the Company entered into a five-year credit agreement, subsequently amended on multiple dates, which gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $250,000. On January 30, 2012, the Company entered into a five-year credit agreement, subsequently amended on multiple dates, which gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit of up to an aggregate availability of $500,000.

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
The Company initially provides for estimated costs of environmental-related activities relating to its past operations and third-party sites for which commitments or clean-up plans have been developed and when such costs can be reasonably estimated based on industry standards and professional judgment. These estimated costs are determined based on currently available facts regarding each site. If the best estimate of costs can only be identified as a range and no specific amount within that range can be determined more likely than any other amount within the range, the minimum of the range is provided. The Company continuously assesses its potential liability for investigation and remediation-related activities and adjusts its environmental-related accruals as information becomes available upon which more accurate costs can be reasonably estimated and as additional accounting guidelines are issued. Included in Other long-term liabilities at December 31, 2016, 2015 and 2014 were accruals for extended environmental-related activities of $163,847, $129,856 and $114,281, respectively. Included in Other accruals at December 31, 2016, 2015 and 2014 were accruals for estimated costs of current investigation and remediation activities of $19,969, $22,493 and $16,868, respectively.
Actual costs incurred may vary from the accrued estimates due to the inherent uncertainties involved including, among others, the number and financial condition of parties involved with respect to any given site, the volumetric contribution which may be attributed to the Company relative to that attributed to other parties, the nature and magnitude of the wastes involved, the various technologies that can be used for remediation and the determination of acceptable remediation with respect to a particular site. If the Company’s future loss contingency is ultimately determined to be at the unaccrued maximum of the estimated range of possible outcomes for every site for which costs can be reasonably estimated, the Company’s accrual for environmental-related activities would be $87,021 higher than the minimum accruals at December 31, 2016.
Three of the Company’s currently and formerly owned manufacturing sites account for the majority of the accrual for environmental-related activities and the unaccrued maximum of the estimated range of possible outcomes at December 31, 2016. At December 31, 2016, $153,299, or 83.4 percent of the total accrual, related directly to these three sites. In the aggregate unaccrued maximum of $87,021 at December 31, 2016, $70,513, or 81.0 percent, related to the three manufacturing sites. While environmental investigations and remedial actions are in different stages at these sites, additional investigations, remedial actions and monitoring will likely be required at each site.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

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
On February 18, 2014, the Company filed a motion for new trial and a motion to vacate the judgment. The court denied these motions on March 24, 2014. On March 28, 2014, the Company filed a notice of appeal to the Sixth District Court of Appeal for the State of California. The filing of the notice of appeal effects an automatic stay of the judgment without the requirement to post a bond. The appeal is fully briefed, and the parties are waiting for the Sixth District Court of Appeal to set a date for oral argument. The date for oral argument is at the discretion of the Sixth District Court of Appeal. The Company expects the Sixth District Court of Appeal to issue its ruling within 90 days following oral argument. The Company believes that the judgment conflicts with established principles of law and is unsupported by the evidence. The Company has had a favorable history with respect to lead pigment and lead-based paint litigation, particularly other public nuisance litigation, and accordingly, the Company believes that it is not probable that a loss has occurred and it is not possible to estimate the range of potential loss with respect to the case.
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
Wisconsin is the only jurisdiction to date to apply a theory of liability with respect to alleged personal injury (i.e., risk contribution/market share liability) that does not require the plaintiff to identify the manufacturer of the product that allegedly injured the plaintiff in the lead pigment and lead-based paint litigation. Although the risk contribution liability theory was applied during the Thomas trial, the constitutionality of this theory as applied to the lead pigment cases has not been judicially determined by the Wisconsin state courts. However, in an unrelated action filed in the United States District Court for the Eastern District of Wisconsin, Gibson v. American Cyanamid, et al., on November 15, 2010, the District Court held that Wisconsin’s risk contribution theory as applied in that case violated the defendants’ right to substantive due process and is unconstitutionally retroactive. The District Court's decision in Gibson v. American Cyanamid, et al., was appealed by the plaintiff to the United States Court of Appeals for the Seventh Circuit. On July 24, 2014, the United States Court of Appeals for the Seventh Circuit reversed the judgment and remanded the case back to the District Court for further proceedings. On January 16, 2015, the defendants filed a petition for certiorari in the United States Supreme Court seeking that Court's review of the Seventh Circuit's decision, and on May 18, 2015, the United States Supreme Court denied the defendants' petition. The case is currently pending in the District Court. Three cases also currently pending in the United States District Court for the Eastern District of Wisconsin (Ravon Owens v. American Cyanamid, et al., Cesar Sifuentes v. American Cyanamid, et al., and Glenn Burton, Jr. v. American Cyanamid, et al.) are being prepared for trial, although no trial dates have been set by the District Court.
In Yasmine Clark v. The Sherwin-Williams Company, et al., the Wisconsin Circuit Court, Milwaukee County, on March 25, 2014, held that the application to a pending case of Section 895.046 of the Wisconsin Statutes (which clarifies the application of the risk contribution theory) is unconstitutional as a violation of the plaintiff’s right to due process of law under the Wisconsin Constitution. On August 21, 2014, the Wisconsin Court of Appeals granted defendants' petition to hear the issue as an interlocutory appeal. On September 29, 2015, the Wisconsin Court of Appeals certified the appeal to the Wisconsin Supreme Court for its determination. Oral argument before the Wisconsin Supreme Court occurred on April 5, 2016. On April 15, 2016, the Wisconsin Supreme Court published its decision, deciding in a 3 to 3 split decision to remand the case

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

back to the Wisconsin Court of Appeals for its consideration. The Wisconsin Court of Appeals dismissed the appeal on September 20, 2016 and remanded the case back to the Wisconsin Circuit Court for further proceedings. A trial in the Wisconsin Circuit Court is currently scheduled to begin in October 2017.
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
Titanium dioxide suppliers antitrust class action lawsuit. The Company was a member of the plaintiff class related to Titanium Dioxide Antitrust Litigation that was initiated in 2010 against certain suppliers alleging various theories of relief arising from purchases of titanium dioxide made from 2003 through 2012. The Court approved a settlement less attorney fees and expense, and the Company timely submitted claims to recover its pro-rata portion of the settlement. There was no specified deadline for the claims administrator to complete the review of all claims submitted. In October 2014, the Company was notified that it would receive a disbursement of settlement funds, and the Company received a pro-rata disbursement net of all fees of approximately $21,420. The Company recorded this settlement gain in the fourth quarter of 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

NOTE 10 – CAPITAL STOCK
At December 31, 2016, there were 300,000,000 shares of common stock and 30,000,000 shares of serial preferred stock authorized for issuance. Of the authorized serial preferred stock, 3,000,000 shares are designated as cumulative redeemable serial preferred and 1,000,000 shares are designated as convertible serial preferred stock. See Note 11. Under the amended and restated 2006 Equity and Performance Incentive Plan (2006 Employee Plan), 19,200,000 common shares may be issued or transferred. See Note 12. An aggregate of 7,720,815, 8,824,943 and 10,304,816 shares of common stock at December 31, 2016, 2015 and 2014, respectively, were reserved for the exercise and future grants of option rights and future grants of restricted stock and restricted stock units. See Note 12. Common shares outstanding shown in the following table included 488,714, 487,900 and 487,075 shares of common stock held in a revocable trust at December 31, 2016, 2015 and 2014, respectively. The revocable trust is used to accumulate assets for the purpose of funding the ultimate obligation of certain non-qualified benefit plans. Transactions between the Company and the trust are accounted for in accordance with the Deferred Compensation – Rabbi Trusts Subtopic of the Compensation Topic of the ASC, which requires the assets held by the trust be consolidated with the Company’s accounts.

	Common Shares in Treasury	Common Shares Outstanding
Balance at January 1, 2014	12,772,498	100,129,380
Shares tendered as payment for option rights exercised	7,229	(7,229)
Shares issued for exercise of option rights		1,423,395
Shares tendered in connection with grants of restricted stock	108,352	(108,352)
Net shares issued for grants of restricted stock		191,979
Treasury stock purchased	6,925,000	(6,925,000)
Balance at December 31, 2014	19,813,079	94,704,173
Shares tendered as payment for option rights exercised	14,542	(14,542)
Shares issued for exercise of option rights		1,133,050
Shares tendered in connection with grants of restricted stock	111,433	(111,433)
Net shares issued for grants of restricted stock		110,277
Treasury stock purchased	3,575,000	(3,575,000)
Balance at December 31, 2015	23,514,054	92,246,525
Shares tendered as payment for option rights exercised	3,441	(3,441)
Shares issued for exercise of option rights		733,876
Shares tendered in connection with grants of restricted stock	59,916	(59,916)
Net shares issued for grants of restricted stock		95,987
Balance at December 31, 2016	23,577,411	93,013,031

NOTE 11 – STOCK PURCHASE PLAN
As of December 31, 2016, 36,013 employees contributed to the Company’s ESOP, a voluntary defined contribution plan available to all eligible salaried employees. Participants are allowed to contribute, on a pretax or after-tax basis, up to the lesser of twenty percent of their annual compensation or the maximum dollar amount allowed under the Internal Revenue Code. The Company matches one hundred percent of all contributions up to six percent of eligible employee contributions. Such participant contributions may be invested in a variety of investment funds or a Company common stock fund and may be exchanged between investments as directed by the participant. Participants are permitted to diversify both future and prior Company matching contributions previously allocated to the Company common stock fund into a variety of investment funds.

The Company made contributions to the ESOP on behalf of participating employees, representing amounts authorized by employees to be withheld from their earnings, of $127,697, $120,514 and $109,036 in 2016, 2015 and 2014, respectively. The Company’s matching contributions to the ESOP charged to operations were $85,525, $80,356 and $74,574 for 2016, 2015 and 2014, respectively.
At December 31, 2016, there were 10,710,973 shares of the Company’s common stock being held by the ESOP, representing 11.5 percent of the total number of voting shares outstanding. Shares of Company common stock credited to each member’s account under the ESOP are voted by the trustee under instructions from each individual plan member. Shares for which no instructions are received are voted by the trustee in the same proportion as those for which instructions are received.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

NOTE 12 – STOCK-BASED COMPENSATION
The amended and restated 2006 Employee Plan authorizes the Board of Directors, or a committee of the Board of Directors, to issue or transfer up to an aggregate of 19,200,000 shares of common stock, plus any shares relating to awards that expire, are forfeited or canceled. The Employee Plan permits the granting of option rights, appreciation rights, restricted stock, restricted stock units (RSUs), performance shares and performance units to eligible employees. At December 31, 2016, no appreciation rights, performance shares or performance units had been granted under the 2006 Employee Plan.
The 2006 Stock Plan for Nonemployee Directors (Nonemployee Director Plan) authorizes the Board of Directors, or a committee of the Board of Directors, to issue or transfer up to an aggregate of 200,000 shares of common stock, plus any shares relating to awards that expire, are forfeited or are canceled. The Nonemployee Director Plan permits the granting of option rights, appreciation rights, restricted stock and RSUs to members of the Board of Directors who are not employees of the Company. At December 31, 2016, no option rights or appreciation rights had been granted under the Nonemployee Director Plan.
The cost of the Company’s stock-based compensation is recorded in accordance with the Stock Compensation Topic of the ASC. The tax benefits associated with these share-based payments are classified as financing activities in the Statements of Consolidated Cash Flows. At December 31, 2016, the Company had total unrecognized stock-based compensation expense of $98,080 that is expected to be recognized over a weighted-average period of 1.05 years. Stock-based compensation expense during 2016, 2015 and 2014 was $72,109, $72,342 and $64,735, respectively. The related tax benefit was $27,442, $27,634 and $24,816 during 2016, 2015 and 2014, respectively. Subsequent to the adoption of ASU No. 2016-09, excess tax benefits from share-based payments are recognized in the income tax provision rather than other capital (see Note 1). Therefore, in 2016, the Company's $44,233 tax benefit from options exercised was recognized in the income tax provision. The Company issues new shares upon exercise of option rights, granting of restricted stock and vesting of RSUs.

Option rights. The fair value of the Company’s option rights was estimated at the date of grant using a Black-Scholes-Merton option-pricing model with the following weighted-average assumptions for all options granted:

	2016	2015	2014
Risk-free interest rate	1.24%	1.37%	1.47%
Expected life of option rights	5.05 years	5.05 years	5.10 years
Expected dividend yield of stock	1.06%	1.13%	1.19%
Expected volatility of stock	.212	.245	.223
The risk-free interest rate is based upon the U.S. Treasury yield curve at the time of grant. The expected life of option rights was calculated using a scenario analysis model. Historical data was used to aggregate the holding period from actual exercises, post-vesting cancellations and hypothetical assumed exercises on all outstanding option rights. The expected dividend yield of stock is the Company’s best estimate of the expected future dividend yield. Expected volatility of stock was calculated using historical and implied volatilities. The Company applied an estimated forfeiture rate of 2.00 percent to the 2016 grants. This rate was calculated based upon historical activity and is an estimate of granted shares not expected to vest. If actual forfeitures differ from the expected rate, the Company may be required to make additional adjustments to compensation expense in future periods.
Grants of option rights for non-qualified and incentive stock options have been awarded to certain officers and key employees under the 2006 Employee Plan and the 2003 Stock Plan. The option rights generally become exercisable to the extent of one-third of the optioned shares for each full year following the date of grant and generally expire ten years after the date of grant. Unrecognized compensation expense with respect to option rights granted to eligible employees amounted to $42,622 at December 31, 2016. The unrecognized compensation expense is being amortized on a straight-line basis over the three-year vesting period and is expected to be recognized over a weighted-average period of 1.08 years.
The weighted-average per share grant date fair value of options granted during 2016, 2015 and 2014, respectively, was $49.36, $50.73 and $43.11. The total intrinsic value of exercised option rights for employees was $129,230, $223,417 and $195,097. The total fair value of options vested during the year was $32,476, $32,655 and $32,313 during 2016, 2015 and 2014, respectively. There were no outstanding option rights for nonemployee directors for 2016, 2015 and 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

A summary of the Company’s non-qualified and incentive stock option right activity is shown in the following table:

	2016			2015			2014
	Optioned Shares	Weighted- Average Exercise Price Per Share	Aggregate Intrinsic Value	Optioned Shares	Weighted- Average Exercise Price Per Share	Aggregate Intrinsic Value	Optioned Shares	Weighted- Average Exercise Price Per Share	Aggregate Intrinsic Value
Outstanding beginning of year	5,219,506	$141.58		5,699,892	$117.31		6,484,592	$96.25
Granted	712,967	271.46		697,423	241.84		672,565	224.65
Exercised	(733,876)	108.81		(1,133,287)	79.41		(1,421,045)	70.71
Forfeited	(26,653)	232.83		(43,632)	193.60		(31,617)	158.92
Expired	(8,235)	176.28		(890)	87.59		(4,603)	86.66
Outstanding end of year	5,163,709	$163.61	$545,531	5,219,506	$141.58	$616,866	5,699,892	$117.31	$830,647
Exercisable at end of year	3,783,755	$130.59	$522,921	3,807,351	$110.96	$565,934	4,095,246	$87.79	$717,691

The weighted-average remaining term for options outstanding at the end of 2016, 2015 and 2014, respectively, was 6.25, 6.44 and 6.57 years. The weighted-average remaining term for options exercisable at the end of 2016, 2015 and 2014, respectively, was 5.20, 5.47 and 5.63 years. Shares reserved for future grants of option rights, restricted stock and RSUs were 2,557,106, 3,605,437 and 4,604,924 at December 31, 2016, 2015 and 2014, respectively.
Restricted stock and RSUs. Grants of restricted stock and RSUs, which generally require three years of continuous employment from the date of grant before vesting and receiving the stock without restriction, have been awarded to certain officers and key employees under the 2006 Employee Plan. The February 2016 grant consisted of performance-based awards that vest at the end of a three-year period based on the Company’s achievement of specified financial goals relating to earnings per share and return on net assets employed. The February 2015 and 2014 grants consisted of a combination of performance-based awards and time-based awards. The performance based awards vest at the end of a three-year period based on the Company’s achievement of specified financial goals relating to earnings per share. The time-based awards vest at the end of a three-year period based on continuous employment. Unrecognized compensation expense with respect to grants of restricted stock and RSUs to eligible employees amounted to $53,995 at December 31, 2016 and is being amortized on a straight-line basis over the vesting period and is expected to be recognized over a weighted-average period of 0.92 years.
Grants of restricted stock and RSUs have been awarded to nonemployee directors under the Nonemployee Plan. These grants generally vest and stock is received without restriction to the extent of one-third of the granted stock for each year following the date of grant. Unrecognized compensation expense with respect to grants of restricted stock and RSUs to nonemployee directors amounted to $1,463 at

December 31, 2016 and is being amortized on a straight-line basis over the three-year vesting period and is expected to be recognized over a weighted-average period of 0.89 years.
A summary of the Company’s restricted stock and RSU activity for the years ended December 31 is shown in the following table:

	2016	2015	2014
Outstanding at beginning of year	467,744	655,276	749,382
Granted	99,662	112,494	201,412
Vested	(166,405)	(290,901)	(294,438)
Forfeited	(3,675)	(9,125)	(1,080)
Outstanding at end of year	397,326	467,744	655,276
The weighted-average per share fair value of restricted stock and RSUs granted during the year was $257.99, $285.88 and $191.60 in 2016, 2015 and 2014, respectively.

NOTE 13 – OTHER
Other general expense - net. Included in Other general expense - net were the following:

	2016	2015	2014
Provisions for environmental matters - net	$42,932	$31,071	$36,046
(Gain) loss on sale or disposition of assets	(30,564)	(803)	1,436
Total	$12,368	$30,268	$37,482
Provisions for environmental matters–net represent initial provisions for site-specific estimated costs of environmental

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

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
The (gain) loss on sale or disposition of assets represents the net realized (gain) loss associated with the sale or disposal of property, plant and equipment and intangible assets previously used in the conduct of the primary business of the Company. The 2016 gain primarily relates to the sale of a closed domestic facility.
Other (income) expense - net. Included in Other (income) expense - net were the following:

	2016	2015	2014
Dividend and royalty income	$(4,573)	$(3,668)	$(4,864)
Net expense from financing activities	8,667	11,091	11,367
Foreign currency transaction related losses	7,335	9,503	3,603
Other income	(25,279)	(23,880)	(37,524)
Other expense	9,263	13,036	12,018
Total	$(4,587)	$6,082	$(15,400)
The Net expense from financing activities includes the net expense relating to changes in the Company’s financing fees.
Foreign currency transaction related losses represent net realized losses on U.S. dollar-denominated liabilities of foreign subsidiaries and net realized and unrealized losses from foreign currency option and forward contracts. There were no material foreign currency option and forward contracts outstanding at December 31, 2016, 2015 and 2014.
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
NOTE 14 – INCOME TAXES
As disclosed in Note 1, during the second quarter of 2016, the Company adopted ASU No. 2016-09. Therefore, effective January 1, 2016, excess tax benefits for share-based payments are recognized in the income tax provision rather than in additional paid-in capital. The impact on the Company's financial statements for the year ended December 31, 2016 is summarized below:

2016
Decrease in Other capital	$44,233
Decrease in Income taxes and increase in Net income	$44,233
Increase in Average shares and equivalents outstanding - diluted	588,708
Increase in Basic net income per common share	$.48
Increase in Diluted net income per common share	$.40
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using the enacted tax rates and laws that are currently in effect. Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2016, 2015 and 2014 were as follows:

	2016	2015	2014
Deferred tax assets:
Exit costs, environ-mental and other similar items	$74,535	$63,851	$56,441
Employee related and benefit items	166,313	141,974	141,670
Other items	148,910	116,302	112,149
Total deferred tax assets	389,758	322,127	310,260
Deferred tax liabilities:
Depreciation and amortization	254,430	241,101	227,765
LIFO inventories	83,659	89,330	67,835
Other items	59,746	33,433	44,378
Total deferred tax liabilities	397,835	363,864	339,978
Net deferred tax liabilities	$8,077	$41,737	$29,718
Netted against the Company’s other deferred tax assets were valuation allowances of $17,292, $14,663 and $9,071 at December 31, 2016, 2015 and 2014, respectively. These reserves resulted from the uncertainty as to the realization of the tax benefits from foreign net operating losses and other foreign assets. The Company has $26,980 of domestic net operating loss carryforwards acquired through acquisitions that have expiration dates through the tax year 2037 and foreign net operating losses of $83,354. The foreign net operating losses are related to various jurisdictions that provide for both indefinite carryforward periods and others with carryforward periods that range from the tax years 2016 to 2036.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Significant components of the provisions for income taxes were as follows:

	2016	2015	2014
Current:
Federal	$438,244	$399,677	$308,283
Foreign	31,125	30,145	53,045
State and local	61,402	60,319	50,049
Total current	530,771	490,141	411,377
Deferred:
Federal	(56,891)	13,505	(14,974)
Foreign	(2,121)	(10,752)	(7,361)
State and local	(9,229)	2,223	3,297
Total deferred	(68,241)	4,976	(19,038)
Total provisions for income taxes	$462,530	$495,117	$392,339
The provisions for income taxes included estimated taxes payable on that portion of retained earnings of foreign subsidiaries expected to be received by the Company. The effect of the repatriation provisions of the American Jobs Creation Act of 2004 and the provisions of the Income Taxes Topic of the ASC was $313 in 2016, $(5,895) in 2015 and $(1,887) in 2014.
Significant components of income before income taxes as used for income tax purposes, were as follows:

	2016	2015	2014
Domestic	$1,504,990	$1,440,511	$1,113,528
Foreign	90,243	108,455	144,698
	$1,595,233	$1,548,966	$1,258,226
A reconciliation of the statutory federal income tax rate to the effective tax rate follows:

	2016	2015	2014
Statutory federal income tax rate	35.0%	35.0%	35.0%
Effect of:
State and local income taxes	2.3	2.6	2.8
Investment vehicles	(1.5)	(1.6)	(2.5)
Domestic production activities	(2.9)	(2.2)	(2.5)
Employee share-based payments	(2.8)
Other - net	(1.1)	(1.8)	(1.6)
Effective tax rate	29.0%	32.0%	31.2%
The 2016 state and local income taxes and investment vehicles components of the effective tax rate were consistent with the 2015 tax year. The tax benefit related to domestic production activities increased in 2016 compared to 2015 due to a significant increase in domestic taxable income and qualified production activity income in 2016 compared to 2015. The Company received a tax benefit in 2016 compared to 2015 by adopting ASU No. 2016-09.
The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. The IRS is currently auditing refund claims that the Company filed for the 2010, 2011 and 2012 tax years. As of December 31, 2016, there were no other income tax examinations being conducted by the IRS, however, the statute of limitations has not expired for the 2013, 2014 and 2015 tax years.
As of December 31, 2016, the Company is subject to non-U.S. income tax examinations for the tax years of 2009 through 2016. In addition, the Company is subject to state and local income tax examinations for the tax years 2003 through 2016.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2016	2015	2014
Balance at beginning of year	$33,873	$31,560	$30,997
Additions based on tax positions related to the current year	5,674	4,228	3,370
Additions for tax positions of prior years	3,890	8,450	4,428
Reductions for tax positions of prior years	(5,901)	(4,862)	(2,349)
Settlements	(3,763)	(968)	(4,089)
Lapses of Statutes of Limitations	(968)	(4,535)	(797)
Balance at end of year	$32,805	$33,873	$31,560
Included in the balance of unrecognized tax benefits at December 31, 2016, 2015 and 2014 is $27,686, $30,007 and $28,208 in unrecognized tax benefits, the recognition of which would have an effect on the effective tax rate.
Included in the balance of unrecognized tax benefits at December 31, 2016 is $2,607 related to tax positions for which it is reasonably possible that the total amounts could significantly change during the next twelve months. This amount represents a decrease in unrecognized tax benefits comprised primarily of items related to federal audits of partnership investments and expiring statutes in federal, foreign and state jurisdictions.
The Company classifies all income tax related interest and penalties as income tax expense. During the years ended December 31, 2016, 2015 and 2014, there was an increase in income tax interest and penalties of $1,410, $2,918 and $2,144, respectively. At December 31, 2016, 2015 and 2014, the Company accrued $9,275, $8,550 and $5,732, respectively, for the potential payment of interest and penalties.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

NOTE 15 – NET INCOME PER COMMON SHARE

	2016	2015	2014
Basic
Average common shares outstanding	91,838,603	92,197,207	96,190,101
Net income	$1,132,703	$1,053,849	$865,887
Net income per common share	$12.33	$11.43	$9.00

Diluted
Average common shares outstanding	91,838,603	92,197,207	96,190,101
Stock options and other contingently issuable shares (1)	2,089,921	1,826,885	1,885,334
Non-vested restricted stock grants	559,562	519,451	665,086
Average common shares outstanding assuming dilution	94,488,086	94,543,543	98,740,521

Net income	$1,132,703	$1,053,849	$865,887
Net income per common share	$11.99	$11.15	$8.77

(1)	Stock options and other contingently issuable shares excludes 62,935, 34,463 and 608,477 shares at December 31, 2016, 2015 and 2014, respectively, due to their anti-dilutive effect.

Prior to 2016, the Company used the two-class method of calculating basic and diluted earnings per share as time-based restricted shares were considered a separate class of participating securities since they received non-forfeitable dividends. The time-based restricted shares represented less than 1% of outstanding shares, and therefore, the difference between basic and diluted earnings per share under the two-class method and treasury stock method was not significant. Starting in 2016, there will be no additional grants of time-based restricted shares. Accordingly, 2016 basic and diluted earnings per share are calculated using the treasury stock method, and the 2015 and 2014 calculations are presented under the treasury stock method for comparability. See Notes 2 and 14 for the impact of acquisition-related expenses and the adoption of ASU 2016-09, respectively, on 2016 basic and diluted net income per common share.

NOTE 16 – SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

	2016
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$2,574,024	$3,219,525	$3,279,462	$2,782,591	$11,855,602
Gross profit	1,261,745	1,635,793	1,636,289	1,388,438	5,922,265
Net income (1)	164,876	378,064	386,733	203,030	1,132,703
Net income per common share - basic (1), (2)	1.80	4.12	4.20	2.20	12.33
Net income per common share - diluted (1), (2)	1.75	3.99	4.08	2.15	11.99

	2015
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$2,450,284	$3,132,139	$3,152,285	$2,604,596	$11,339,304
Gross profit	1,132,449	1,529,986	1,574,552	1,322,239	5,559,226
Net income	131,404	349,937	374,491	198,017	1,053,849
Net income per common share - basic (2)	1.42	3.79	4.06	2.16	11.43
Net income per common share - diluted (2)	1.38	3.70	3.97	2.11	11.15

(1) First quarter 2016 net income and basic and diluted net income per common share are restated due to the early adoption of ASU No. 2016-09 in the second quarter. See Notes 1 and 14.
(2) Presented under the treasury stock method. See Note 15.
Net income in the fourth quarter of 2016 included a gain on sale of assets of $30,916, increased provisions for environmental matters of $9,330 and impairment of goodwill and trademarks of $10,688. These non-operating items resulted in a net increase of $.03 in basic and diluted net income per common share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

NOTE 17 – OPERATING LEASES
The Company leases certain stores, warehouses, manufacturing facilities, office space and equipment. Renewal options are available on the majority of leases and, under certain conditions, options exist to purchase certain properties. Rental expense for operating leases, recognized on a straight-line basis over the lease term in accordance with the Leases Topic of the ASC was $417,549, $394,359 and $376,914 for 2016, 2015 and 2014, respectively. Certain store leases require the payment of contingent rentals based on sales in excess of specified minimums. Contingent rentals included in rent expense were $58,865, $55,890 and $52,379 in 2016, 2015 and 2014, respectively. Rental income, as lessor, from real estate leasing activities and sublease rental income for all years presented was not significant. The following schedule summarizes the future minimum lease payments under noncancellable operating leases having initial or remaining terms in excess of one year at December 31, 2016:

2017	$342,565
2018	301,546
2019	257,466
2020	214,084
2021	158,427
Later years	326,241
Total minimum lease payments	$1,600,329
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
The Paint Stores Group consisted of 4,180 company-operated specialty paint stores in the United States, Canada, Puerto Rico, Virgin Islands, Grenada, Trinidad and Tobago, St. Maarten, Jamaica, Curacao, Aruba, St. Lucia and Barbados at December 31, 2016. Each store in this segment is engaged in the related business activity of selling paint, coatings and related products to end-use customers. The Paint Stores Group markets and sells Sherwin-Williams® branded architectural paint and coatings, protective and marine products, OEM product finishes and related items. These products are produced by manufacturing facilities in the Consumer Group. In addition, each store sells select purchased associated products. The loss of any single customer would not have a material adverse effect on the business of this segment. During 2016, this segment opened 94 net new stores, consisting of 109 new stores opened (86 in the United States, 21 in Canada, 1 in Aruba and 1 in Barbados) and 15 stores closed (9 in the United States and 6 in Canada). In 2015 and 2014, this segment opened 83 and 95 net new stores, respectively. A map on the cover flap of this report shows the number of paint stores and their geographic location. The CODM uses discrete financial information about the Paint Stores Group, supplemented with information by geographic region, product type and customer type, to assess performance of and allocate resources to the Paint Stores Group as a whole. In accordance with ASC 280-10-50-9, the Paint Stores Group as a whole is considered the operating segment, and because it meets the criteria in ASC 280-10-50-10, it is also considered a Reportable Segment.
The Consumer Group develops, manufactures and distributes a variety of paint, coatings and related products to third-party customers primarily in the United States and Canada and the Paint Stores Group. Approximately 64 percent of the total sales of the Consumer Group in 2016 were intersegment transfers of products primarily sold through the Paint Stores Group. Sales and marketing of certain controlled brand and private labeled products is performed by a direct sales staff. The products distributed through third-party customers are intended for resale to the ultimate end-user of the product. The Consumer Group had sales to certain customers that, individually, may be a significant portion of the sales of the segment. However, the loss of any single customer would not have a material adverse effect on the overall

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

profitability of the segment. This segment incurred most of the Company’s capital expenditures related to ongoing environmental compliance measures at sites currently in operation. The CODM uses discrete financial information about the Consumer Group, supplemented with information by product type and customer type, to assess performance of and allocate resources to the Consumer Group as a whole. In accordance with ASC 280-10-50-9, the Consumer Group as a whole is considered the operating segment, and because it meets the criteria in ASC 280-10-50-10, it is also considered a Reportable Segment.
The Global Finishes Group develops, licenses, manufactures, distributes and sells a variety of protective and marine products, automotive finishes and refinish products, OEM product finishes and related products in North and South America, Europe and Asia. This segment meets the demands of its customers for a consistent worldwide product development, manufacturing and distribution presence and approach to doing business. This segment licenses certain technology and trade names worldwide. Sherwin-Williams® and other controlled brand products are distributed through the Paint Stores Group and this segment’s 288 company-operated branches and by a direct sales staff and outside sales representatives to retailers, dealers, jobbers, licensees and other third-party distributors. During 2016, this segment opened 5 new branches (3 in the United States and 2 in Canada) and closed 13 branches (10 in the United States, 2 in Canada and 1 in Chile) for a net decrease of 8 branches. At December 31, 2016, the Global Finishes Group consisted of operations in the United States and subsidiaries in 34 foreign countries. The CODM uses discrete financial information about the Global Finishes Group reportable segment, supplemented with information about geographic divisions, business units and subsidiaries, to assess performance of and allocate resources to the Global Finishes Group as a whole. In accordance with ASC 280-10-50-9, the Global Finishes Group as a whole is considered the operating segment, and because it meets the criteria in ASC 280-10-50-10, it is also considered a Reportable Segment. A map on the cover flap of this report shows the number of branches and their geographic locations.
The Latin America Coatings Group develops, licenses, manufactures, distributes and sells a variety of architectural paint and coatings, protective and marine products, OEM product finishes and related products in North and South America. This segment meets the demands of its customers for consistent regional product development, manufacturing and distribution presence and approach to doing business. Sherwin-Williams® and other controlled brand products are distributed through this segment’s 339 company-operated stores and by a direct sales staff and outside sales representatives to retailers, dealers, licensees and other third-party distributors. During 2016, this segment opened 49 new stores (31 in South America and 18 in Mexico) and closed 1 store in South America for a net increase of 48 stores. At December 31, 2016, the Latin America Coatings Group consisted of operations from subsidiaries in 9 foreign countries and 4 foreign joint ventures. The CODM uses discrete financial information about the Latin America Coatings Group, supplemented with information about geographic divisions, business units and subsidiaries, to assess performance of and allocate resources to the Latin America Coatings Group as a whole. In accordance with ASC 280-10-50-9, the Latin America Coatings Group as a whole is considered the operating segment, and because it meets the criteria in ASC 280-10-50-10, it is also considered a Reportable Segment. A map on the cover flap of this report shows the number of stores and their geographic locations.
The Administrative segment includes the administrative expenses of the Company’s corporate headquarters site. Also included in the Administrative segment was interest expense, interest and investment income, certain expenses related to closed facilities and environmental-related matters, and other expenses which were not directly associated with the Reportable Segments. The Administrative segment did not include any significant foreign operations. Also included in the Administrative segment was a real estate management unit that is responsible for the ownership, management and leasing of non-retail properties held primarily for use by the Company, including the Company’s headquarters site, and disposal of idle facilities. Sales of this segment represented external leasing revenue of excess headquarters space or leasing of facilities no longer used by the Company in its primary businesses. Material gains and losses from the sale of property are infrequent and not a significant operating factor in determining the performance of the Administrative segment.
Net external sales of all consolidated foreign subsidiaries were $1,722,246, $1,788,955 and $2,203,804 for 2016, 2015 and 2014, respectively. Segment profit of all consolidated foreign subsidiaries was $60,059, $75,773 and $115,629 for 2016, 2015 and 2014, respectively. Net external sales and segment profit were adversely affected by unfavorable currency translation rate changes. Domestic operations accounted for the remaining net external sales and segment profits. Long-lived assets consisted of Property, plant and equipment, Goodwill, Intangible assets, Deferred pension assets and Other assets. The aggregate total of long-lived assets for the Company was $3,125,222, $3,132,981 and, $3,139,272 at December 31, 2016, 2015 and 2014, respectively. Long-lived assets of consolidated foreign subsidiaries totaled $477,889, $497,528 and $551,364 at December 31, 2016, 2015 and 2014, respectively. Total Assets of the Company were $6,752,521, $5,778,937 and $5,699,333 at December 31, 2016, 2015 and 2014, respectively. Total assets of consolidated foreign subsidiaries were $1,233,666, $1,172,064 and $1,359,991, which represented 18.3 percent, 20.3 percent and 23.9 percent of the Company’s total assets at December 31, 2016, 2015 and 2014, respectively. No single geographic area

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

outside the United States was significant relative to consolidated net sales or operating profits. Export sales and sales to any individual customer were each less than 10 percent of consolidated sales to unaffiliated customers during all years presented.
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

(millions of dollars)	2016
	Paint Stores Group	Consumer Group	Global Finishes Group	Latin America Coatings Group	Administrative	Consolidated Totals
Net external sales	$7,790	$1,585	$1,889	$587	$5	$11,856
Intersegment transfers		2,775	15	39	(2,829)
Total net sales and intersegment transfers	$7,790	$4,360	$1,904	$626	$(2,824)	$11,856
Segment profit (loss) (1)	$1,623	$319	$239	$(17)		$2,164
Interest expense (2)					$(154)	(154)
Administrative expenses and other (3)					(415)	(415)
Income before income taxes	$1,623	$319	$239	$(17)	$(569)	$1,595
Reportable segment margins	20.8%	7.3%	12.6%	(2.7)%
Identifiable assets	$1,779	$2,005	$818	$369	$1,782	$6,753
Capital expenditures	80	99	19	19	22	239
Depreciation	69	47	20	7	29	172

(1) Latin America Coatings Group's segment loss includes goodwill and trademark impairment of $10.7 million.
(2) Includes costs associated with the anticipated acquisition of Valspar totaling $72.8 million.
(3) Includes costs associated with the anticipated acquisition of Valspar totaling $58.4 million.

	2015
	Paint Stores Group	Consumer Group	Global Finishes Group	Latin America Coatings Group	Administrative	Consolidated Totals
Net external sales	$7,209	$1,578	$1,916	$631	$5	$11,339
Intersegment transfers		2,736	5	40	(2,781)
Total net sales and intersegment transfers	$7,209	$4,314	$1,921	$671	$(2,776)	$11,339
Segment profit	$1,434	$309	$202	$18		$1,963
Interest expense					$(62)	(62)
Administrative expenses and other					(352)	(352)
Income before income taxes	$1,434	$309	$202	$18	$(414)	$1,549
Reportable segment margins	19.9%	7.2%	10.5%	2.7%
Identifiable assets	$1,685	$1,925	$814	$352	$1,003	$5,779
Capital expenditures	119	61	21	14	19	234
Depreciation	64	47	25	8	26	170

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

	2014
	Paint Stores Group	Consumer Group	Global Finishes Group	Latin America Coatings Group	Administrative	Consolidated Totals
Net external sales	$6,852	$1,421	$2,081	$771	$5	$11,130
Intersegment transfers		2,745	8	40	(2,793)
Total net sales and intersegment transfers	$6,852	$4,166	$2,089	$811	$(2,788)	$11,130
Segment profit	$1,201	$253	$201	$40		$1,695
Interest expense					$(64)	(64)
Administrative expenses and other					(373)	(373)
Income before income taxes	$1,201	$253	$201	$40	$(437)	$1,258
Reportable segment margins	17.5%	6.1%	9.6%	4.9%
Identifiable assets	$1,602	$1,883	$874	$427	$913	$5,699
Capital expenditures	87	45	16	8	45	201
Depreciation	58	48	28	9	26	169

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
Readers are cautioned not to place undue reliance on any forward-looking statements. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements and from the Company’s historical results and experience. These risks, uncertainties and other factors include such things as: (a) general business conditions, strengths of retail and manufacturing economies and the growth in the coatings industry; (b) legal, regulatory and other matters that may affect the timing of our ability to complete the planned acquisition of The Valspar Corporation, or Valspar, if at all, including the potential for regulatory authorities to require divestitures in connection with the proposed transaction; (c) the Company’s ability to successfully integrate past and future acquisitions into its existing operations, including Valspar, as well as the performance of the businesses acquired; (d) risks inherent in the achievement of cost synergies and the timing thereof for the planned acquisition of Valspar; (e) competitive factors, including pricing pressures and product innovation and quality;

(f) changes in raw material and energy supplies and pricing; (g) changes in the Company’s relationships with customers and suppliers; (h) the Company’s ability to attain cost savings from productivity initiatives; (i) changes in general domestic economic conditions such as inflation rates, interest rates, tax rates, unemployment rates, higher labor and healthcare costs, recessions, and changing government policies, laws and regulations; (j) risks and uncertainties associated with the Company’s expansion into and its operations in Asia, Europe, South America and other foreign markets, including general economic conditions, inflation rates, recessions, foreign currency exchange rates, foreign investment and repatriation restrictions, legal and regulatory constraints, civil unrest and other external economic and political factors; (k) the achievement of growth in foreign markets, such as Asia, Europe and South America; (l) increasingly stringent domestic and foreign governmental regulations including those affecting health, safety and the environment; (m) inherent uncertainties involved in assessing the Company’s potential liability for environmental-related activities; (n) other changes in governmental policies, laws and regulations, including changes in accounting policies and standards and taxation requirements (such as new tax laws and new or revised tax law interpretations); (o) the nature, cost, quantity and outcome of pending and future litigation and other claims, including the lead pigment and lead-based paint litigation, and the effect of any legislation and administrative regulations relating thereto; and (p) unusual weather conditions.
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

SHAREHOLDER INFORMATION

Annual Meeting
The annual meeting of shareholders
will be held in the Landmark
Conference Center, 927 Midland
Building, 101 W. Prospect Avenue,
Cleveland, Ohio on Wednesday,
April 19, 2017 at 9:00 A.M.,
local time.

Headquarters
101 W. Prospect Avenue
Cleveland, Ohio 44115-1075
(216) 566-2000
www.sherwin.com

Investor Relations
Robert J. Wells
Senior Vice President - Corporate
Communications and Public Affairs
The Sherwin-Williams Company
101 W. Prospect Avenue
Cleveland, Ohio 44115-1075

Independent Registered
Public Accounting Firm
Ernst & Young LLP
Cleveland, Ohio

Stock Trading
Sherwin-Williams Common Stock—
Symbol, SHW—is traded on the
New York Stock Exchange.

Dividend Reinvestment Program
A dividend reinvestment program is
available to shareholders of common
stock. For information, contact
Wells Fargo Shareowner Services.

Form 10-K
The Company’s Annual Report on
Form 10-K, filed with the Securities
and Exchange Commission, is
available without charge. To obtain
a copy, contact Investor Relations.

Transfer Agent & Registrar
Our transfer agent, Wells Fargo
Shareowner Services, maintains the
records for our registered shareholders
and can help with a wide variety of
shareholder related services, including
the direct deposit of dividends and
online access to your account. Contact:
Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874
www.shareowneronline.com
1-800-468-9716 Toll-free
651-450-4064 outside the United States

COMMON STOCK TRADING STATISTICS

	2016	2015	2014	2013	2012
High	$312.10	$292.44	$266.25	$195.32	$159.80
Low	239.35	218.94	174.29	153.94	90.21
Close December 31	268.74	259.60	263.04	183.50	153.82
Shareholders of record	6,787	6,996	7,250	7,555	7,954
Shares traded (thousands)	212,100	195,560	152,913	186,854	282,397

QUARTERLY STOCK PRICES AND DIVIDENDS

2016				2015
Quarter	High	Low	Dividend	Quarter	High	Low	Dividend
1st	$288.69	$239.35	$.840	1st	$290.89	$260.87	$.670
2nd	300.12	280.32	.840	2nd	292.44	274.93	.670
3rd	312.10	273.53	.840	3rd	285.07	218.94	.670
4th	277.88	240.63	.840	4th	277.56	231.92	.670

CORPORATE OFFICERS AND
OPERATING MANAGEMENT

Corporate Officers	Operating Management

John G. Morikis, 53*	Joel D. Baxter, 56*	Bruce G. Irussi, 56
Chairman, President and Chief	President & General Manager	President & General Manager
Executive Officer	Global Supply Chain Division	Product Finishes Division
	Consumer Group	Global Finishes Group
Allen J. Mistysyn, 48*
Senior Vice President - Finance and	Justin T. Binns, 41	Dennis H. Karnstein, 50
Chief Financial Officer	President & General Manager	Senior Vice President
	Eastern Division	Global Integration
Jane M. Cronin, 49*	The Americas Group
Senior Vice President -		Cheri M. Phyfer, 45
Corporate Controller	Paul R. Clifford, 53	President & General Manager
	President & General Manager	Diversified Brands Division
Thomas P. Gilligan, 56*	Canada Division	Consumer Group
Senior Vice President -	The Americas Group
Human Resources		Ronald B. Rossetto, 50
	Robert J. Davisson, 56*	President & General Manager
Sean P. Hennessy, 59*	President	Protective & Marine Coatings Division
Senior Vice President -	The Americas Group	Global Finishes Group
Corporate Planning, Development
and Administration	Pablo Garcia-Casas, 56	David B. Sewell, 48*
	President & General Manager	President
Catherine M. Kilbane, 53*	Latin America Division	Global Finishes Group
Senior Vice President, General	The Americas Group
Counsel and Secretary		Todd V. Wipf, 52
	Monty J. Griffin, 56	President & General Manager
Robert J. Wells, 59*	President & General Manager	Southeastern Division
Senior Vice President - Corporate	South Western Division	The Americas Group
Communications and Public Affairs	The Americas Group

Michael T. Cummins, 58	Thomas C. Hablitzel, 54
Vice President - Taxes and	President & General Manager
Assistant Secretary	Automotive Division
Global Finishes Group
John D. Hullibarger, 36
Vice President - Corporate Audit	Peter J. Ippolito, 52
and Loss Prevention	President & General Manager
Mid Western Division
Jeffrey J. Miklich, 42	The Americas Group
Vice President and Treasurer

* Executive Officer as defined by the Securities Exchange Act of 1934

Board of Directors

1. DAVID F. HODNIK, 69
Retired, former President and
Chief Executive Officer
Ace Hardware Corporation

2. MATTHEW THORNTON III, 58*
Senior Vice President,
US Operations
FedEx Express
FedEx Corporation

3. JOHN M. STROPKI, 66
Retired, former Chairman,
President and Chief Executive
Officer
Lincoln Electric Holdings, Inc.

4. SUSAN J. KROPF, 68
Retired, former President and
Chief Operating Officer
Avon Products, Inc.

5. CHRISTOPHER M. CONNOR, 60
Retired, former Chairman, President
and Chief Executive Officer
The Sherwin-Williams Company

6. JOHN G. MORIKIS, 53
Chairman, President and
Chief Executive Officer
The Sherwin-Williams Company

7. RICHARD J. KRAMER, 53*
Chairman of the Board,
Chief Executive Officer
and President
The Goodyear Tire
& Rubber Company

8. THOMAS G. KADIEN, 60
Senior Vice President,
Human Resources,
Communications &
Government Relations
International Paper Company

9. CHRISTINE A. POON, 64*
Executive in Residence
The Max M. Fisher College
of Business
The Ohio State University
Retired, former Vice Chairman
Johnson & Johnson

10. ARTHUR F. ANTON, 59*
President and
Chief Executive Officer
Swagelok Company

11. STEVEN H. WUNNING, 65
Retired, former Group President
Caterpillar Inc.

*Audit Committee Member

2
3
5
6
8
10
9
1
4
7
11

The Sherwin-Williams Company ▪ 101 W. Prospect Avenue ▪ Cleveland, Ohio 44115-1075 ▪ **www.sherwin-williams.com**