Form 10-K, Exhibit 13
period 2017-12-31
SHERWIN WILLIAMS CO
filed 2018-02-23
CIK 89800

Exhibit 13

The Sherwin-Williams Company was founded by Henry Sherwin and Edward Williams in 1866. Today, we are a global leader in the manufacture, development, distribution and sale of paint, coatings and related products to professional, industrial, commercial and retail customers.

The Company manufactures products under well-known brands such as Sherwin-Williams®, Valspar®, Dutch Boy®, HGTV HOME® by Sherwin-Williams, Krylon®, Minwax®, Cabot®, Thompson's® Water Seal® and many more. With global headquarters in Cleveland, Ohio, Sherwin-Williams® branded products are sold exclusively through more than 5,100 company-operated stores and facilities, while the Company's other brands are sold through leading mass merchandisers, home centers, independent paint dealers, hardware stores, automotive retailers and industrial distributors. For more information, visit www.sherwin-williams.com.

The Company is comprised of three reportable segments, which together provide our customers with innovative solutions to ensure their success, no matter where they work, or what surfaces they are coating.

The Americas Group operates the exclusive outlets for Sherwin-Williams® branded paints, stains, supplies, equipment and floor covering in the U.S., Canada and the Caribbean. The Group also manufactures and sells a wide range of architectural paints, industrial coatings and related products across Latin America through company-operated stores and dedicated dealers.

The **Consumer Brands Group** sells one of the industry's most recognized portfolios of branded and private-label products through retailers across North America and in parts of Europe, Australia, New Zealand and China, and also operates a highly efficient global supply chain for paint, coatings and related products.

The **Performance Coatings Group** sells a wide range of coatings and finishes and sells to a growing customer base in general industrial, industrial wood, protective and marine, coil, packaging and automotive markets in more than 110 countries.

CONTENTS

- Our Global Footprint
- 1 Financial Highlights
- 2 Letter to Shareholders
- 8 At a Glance
- 10 The Americas Group
- 12 Consumer Brands Group
- 14 Performance Coatings Group
- 16 Shareholder Returns
- 17 Financial Performance

The Sherwin-Williams Company is an equal opportunity employer that recruits, selects and hires on the basis of individual qualifications and prohibits unlawful discrimination based on race, color, religion, sex, national origin, protected veteran status, disability, age, sexual orientation or any other consideration made unlawful by federal, state or local laws.

CANADA
26 branches
1 facility
227 paint stores
3 facilities
40 facilities
11 facilities
3,960 paint stores
228 branches
UNITED STATES
2 facilities
1 branch
80 paint stores
CARIBBEAN
LATIN AMERICA / SOUTH AMERICA
16 branches
18 facilities
353 paint stores
10 facilities

The Americas Group's Stores

UNITED STATES	
Alabama	70
Alaska	7
Arizona	65
Arkansas	46
California	262
Colorado	76
Connecticut	41
Delaware	16
District of Columbia	5
Florida	306
Georgia	157
Hawaii	12
Idaho	27
Illinois	153
Indiana	95
Iowa	42
Kansas	44
Kentucky	58
Louisiana	69
Maine	25
Maryland	84
Massachusetts	62
Michigan	114
Minnesota	63
Mississippi	57
Missouri	76
Montana	18
Nebraska	23
Nevada	24
New Hampshire	21
New Jersey	96
New Mexico	23
New York	137
North Carolina	158
North Dakota	9
Ohio	197
Oklahoma	54
Oregon	55
Pennsylvania	199
Rhode Island	12
South Carolina	84
South Dakota	10
Tennessee	91
Texas	334
Utah	36
Vermont	11
Virginia	124
Washington	100
West Virginia	19
Wisconsin	81
Wyoming	12
CANADA	
Alberta	27
British Columbia	48
Manitoba	8
New Brunswick	4
Newfoundland	2
Nova Scotia	6
Ontario	87
Prince Edward Island	1
Quebec	37
Saskatchewan	7
CARIBBEAN	80
LATIN AMERICA	
Brazil	103
Chile	56
Ecuador	32
Mexico	148
Peru	3
Uruguay	11
TOTAL	4,620

EMEAI
9 facilities
16 branches
28 facilities
ASIA/PACIFIC
6 facilities
3 branches
9 facilities
90 paint stores
3 facilities
AUSTRALIA/NEW ZEALAND
The Americas Group
Consumer Brands Group
Performance Coatings Group
Corporate headquarters

Our Global Footprint

As a global leader in the development, manufacture and sale of paint, coatings and related products, Sherwin-Williams has an extensive retail presence throughout the Americas, and growing service capabilities in Europe and Asia/Pacific. The Americas Group has 4,267 company-operated specialty paint stores in the United States, Canada and the Caribbean. More than 90 percent of the U.S. population lives within a 50-mile radius of a Sherwin-Williams store. The Americas Group operates 353 stores throughout Latin America and sells through more than 700 dedicated dealer outlets, primarily located in Brazil, Chile, Ecuador, Mexico, Peru and Uruguay. The Consumer Brands Group includes company-operated outlets in Australia and New Zealand, and a highly efficient global supply chain consisting of 84 manufacturing plants and distribution centers. The Performance Coatings Group sells to a growing customer base in more than 100 countries around the world and has approximately 290 company-operated general industrial, industrial wood, protective and marine, and automotive branches.

Financial Highlights

(thousands of dollars except per common share data)	2017	2016	2015
Net sales[(1)]	$14,983,788	$ 11,855,602	$11,339,304
Net income from continuing operations[(2)]	$ 1,813,802	$ 1,132,703	$ 1,053,849
Per common share:			
Diluted net income per common share from continuing operations[(3)]	$ 19.11	$ 11.99	$ 11.15
Cash dividends	$ 3.40	$ 3.36	$ 2.68
Average common shares outstanding – diluted (thousands)	94,927	94,488	94,543
Return on sales	12.1%	9.6%	9.3%
Return on assets	9.1%	16.8%	18.2%
Return on beginning shareholders' equity	96.6%	130.5%	105.8%
Total debt to capitalization	74.0%	51.0%	69.2%
Interest coverage[(4)]	6.8x	11.4x	26.1x

NET SALES[(1)]
millions of dollars

$11,339
$11,856
$14,984
15
16
17

NET INCOME FROM CONTINUING OPERATIONS[(2)]
millions of dollars

$1,054
$1,133
$1,814
15
16
17

DILUTED NET INCOME PER SHARE FROM CONTINUING OPERATIONS[(3)]

$11.15
$11.99
$19.11
15
16
17

NET OPERATING CASH
millions of dollars

$1,447
$1,309
$1,884
15
16
17

(1) 2017 includes Valspar sales since June 1, 2017.

Letter to Shareholders

The Sherwin-Williams Company described in the pages of this annual report differs in many meaningful ways from the company we reported on just one year ago.

With the completion of the Valspar acquisition on June 1, 2017, we are a larger, more diversified and more global enterprise. We are also a more complex and disparate company with higher balance sheet leverage. I have heard from many institutional investors over the past year that large-scale acquisitions often fail to create significant shareholder value. Based on our experience thus far, I believe our acquisition of Valspar will prove to be a convincing exception to this rule.

The successful integration of Valspar will create a faster-growing, more profitable company. Since closing the acquisition, we have invested considerable effort and energy in fortifying our customer relationships, defining the right organizational structure and building momentum in every line of business. We detail our integration progress in a special section on page 7 and throughout this annual report, and we are delighted to welcome the talented employees of Valspar to the Sherwin-Williams family.

2017 was also a year of many financial milestones, including record sales for the seventh consecutive year and record earnings for the sixth straight year. Consolidated sales increased 26.4 percent to $14.98 billion, EBITDA – or "Earnings Before Interest, Taxes, Depreciation and Amortization" – increased 17.3 percent to $2.28 billion, net income from continuing operations increased 60.1 percent to $1.81 billion, and diluted earnings per share from continuing operations increased 59.4 percent to $19.11. Cash flow from operations increased 44.0 percent to $1.88 billion. Total shareholder return for the year was 54.1 percent compared to 21.8 percent for the S&P 500 and 31.6 percent for our peer group. These full-year results include seven months of Valspar-related sales and earnings, purchase accounting adjustments, and transaction and integration costs. Our reported results also include a one-time benefit from deferred income tax liabilities related to the Tax Cuts and Jobs Act enacted in December 2017 and Valspar subsidiary mergers (Deferred income tax reductions).

Strength in the core Sherwin-Williams business underpins these consolidated results. If you exclude the impacts from Valspar and the Deferred income tax reductions:

- Consolidated sales for the year increased 5.6 percent to $12.5 billion,
- Operating Profit improved 6 percent to $1.92 billion,
- Profit Before Tax grew 6.5 percent to $1.84 billion,
- EBITDA increased 5.8 percent to $2.12 billion,
- Comparable diluted Earnings Per Share increased 11.1 percent to $14.27 per share.

Record cash generation during the year enabled us to invest in growth, increase our annual dividend for the 39th consecutive year, and pay down debt at a rapid pace. The Americas Group opened 101 net new stores, finishing the year with 4,620 stores in operation. We also paid $319.0 million in cash dividends and retired over $1 billion in debt. Given these priorities, we made no open market purchases of our common stock for treasury in 2017.

With the distractions inherent in integrating two large organizations into one, it was vital to keep our teams focused on delivering the value to our customers that will drive sustained growth and profitability over the long term. Each of our three reportable segments contributed to our success in 2017.

THE AMERICAS GROUP

The Americas Group segment teams in the United States, Canada, Caribbean and all of Latin America have been focused on collaboration and sharing resources and expertise. We strongly believe these efforts will result in accelerated growth across the region.

In the U.S., Canada and the Caribbean, we remain the largest operator of specialty paint stores, servicing the needs of architectural and industrial painting contractors and do-it-yourself homeowners. In Latin America, we sell a variety of branded architectural paint, coatings and related products through company-operated specialty paint stores and third party retailers, dealers, licensees and other distributors.

In 2017, The Americas Group net sales increased 8.8 percent compared to the prior year to $9.12 billion. The growth was driven by higher architectural paint sales volume across all segments and selling price increases. Full-year net sales by stores in the U.S., Canada and the Caribbean, open more than 12 calendar months, increased 6.3 percent, and net sales in the Latin America region increased 4.5 percent, both as compared to the prior year. Segment profit increased 10.2 percent to $1.77 billion, and segment operating margin increased 30 basis points to 19.4 percent compared to the prior year.

By our estimate, our company-operated stores in the U.S. grew architectural paint sales volumes at a rate of approximately two times the rate of U.S. market growth, and our protective and marine coatings business reversed a two-year negative sales trend. During the year, we opened 87 net new stores in the U.S., Canada and the Caribbean, bringing total store count in the region to 4,267. Our customers responded favorably to multiple new product introductions, including Extreme Cover™ Interior Stain Blocking Paint and Primer in One, Emerald® Interior/Exterior Water-Based Urethane Trim Enamel, and ProMar® 200HP Zero VOC Interior Acrylic. J.D. Power recognized us for "Highest in Customer Satisfaction among Interior Paints."*

In Latin America, selling price increases enabled us to grow revenues in the full year, though underlying economic conditions in the region remained challenging. We continued to position ourselves for long-term growth, adding 14 new company-operated stores in the region, bringing our total to 353. We also added 65 new dedicated dealers, bringing our total to more than 700. We are adopting some best practices from our U.S. stores in Latin America, with initial emphasis on customer segmentation and new account development. Some high-potential new products introduced in the region during the year were ProCraft® flat interior paint, ProCraft® ceiling paint, and Krylon® Super Maxx premium fast-drying aerosol, all based on successful product platforms in the U.S. and Canada. We also released our ColorSnap® App in Spanish and Portuguese to assist consumers with the challenging process of color selection and coordination.

CONSUMER BRANDS GROUP

The Consumer Brands Group sells a broad portfolio of branded product lines through a variety of independent retail outlets in the United States, Canada, United Kingdom, China, Australia and New Zealand. In 2017, the Consumer Brands Group net sales increased 41.1 percent compared to the prior year to $2.15 billion, but segment profit decreased 25.0 percent year-over-year to $226.0 million and segment operating margin decreased 920 basis points to 10.5 percent compared to 2016. Segment profit and operating margin in the year include acquisition purchase accounting charges of $107.6 million that were partially offset by Valspar profit from operations of $71.7 million. Excluding the impact of Valspar, core sales for the Group decreased 8.4 percent, core segment profit decreased 13.0 percent, and core operating margin decreased 100 basis points, all compared to the prior year.

The results for our core Consumer Brands Group business in 2017 were disappointing. Demand was soft across most product categories, retail channels and geographies throughout the year. This weakness was particularly acute in Europe and in smaller retail accounts across the U.S. and Canada. Many retailers responded to slower sales of architectural paint to Do-It-Yourself customers

*Sherwin-Williams received the highest numerical score among Interior Paints in the J.D. Power 2017 Paint Satisfaction Study, based on 4,625 total responses from 12 companies measuring experiences and perceptions of customers, surveyed February-March 2017. Your experiences may vary. Visit jdpower.com.

by scaling back inventory. The impact of weak sales volumes on segment profit was exacerbated by rising raw material costs throughout the year.

Although the Consumer Brands Group results fell short of expectations in 2017, we remain confident in the future prospects for this Group for many reasons. The combined portfolio of brands managed by this talented team is second to none in the paint and coatings category in terms of appeal to retailers and end users. Brands such as Valspar® and HGTV HOME® by Sherwin-Williams paints, Minwax® stains and varnishes, Purdy® applicator tools, Cabot® stains, Krylon® aerosol paint and Thompson's® WaterSeal® waterproofing products, to name a few, rank among the best-known, most sought-after brands in their respective categories.

Above all, we are excited about the category expertise and strong customer relationships the Valspar acquisition brings to this segment. The integration of Valspar sales and marketing teams is, for the most part, complete with little or no customer disruption. We are addressing the persistent raw material inflation by implementing price increases across all retail channels and customers, which we expect will benefit results for the Group in 2018.

With the completion of the Valspar acquisition on June 1, 2017, we are a larger, more diversified and more global enterprise.

In 2017, the Valspar paint brand was recognized by J.D. Power as the "Highest in Customer Satisfaction among Exterior Paints."* The power of the Valspar brand and the caliber of the Valspar sales team have strengthened our relationship with key retailers and provided additional tools and expertise to help convert more shoppers into buyers. Valspar also enhances our global scale, bringing us platforms to build upon with Huarun™, a leading Chinese domestic paint brand, and Wattyl®, a leading product brand and a chain of company-operated outlets in Australia and New Zealand.

The success of our reportable segments is supported by a highly efficient global supply chain and research & development organization, all managed within our Consumer Brands Group segment. Innovation remains a core competency of this organization, validated by the introduction of more than 20 new architectural products in 2017. With the addition of Valspar's supply chain assets, we now operate 84 manufacturing and distribution facilities worldwide. While this added capacity will reduce the need for future capital investments, we see meaningful opportunities to further optimize our global footprint in support of profitable growth. In 2017, we exited three non-essential facilities and announced our intention to consolidate five others. We opened a new distribution center in Waco, Texas, and a new manufacturing site in Nantong, China, to help us capitalize on our rapid growth in both regions.

Our commercial transportation fleet covered a record 74 million miles in 2017 – 7.3 percent more than in 2016 – and was awarded a SmartWay Excellence Award for superior environmental performance and reduction of freight emissions through collaborative and operational practices. Our fleet also earned the National Private Truck Council (NPTC) 2017 Fleet of the Year Safety Award. Safety and quality remain top priorities throughout the organization, and many of our facilities have experienced no recordable injuries for multiple years. At the end of 2017, we had 28 VPP Star sites, 12 OHSAS 18001 sites in the U.S. and 44 ISO 14001 sites globally – more certifications than any other paint and coatings manufacturer.

PERFORMANCE COATINGS GROUP

In 2017, net sales by our Performance Coatings Group increased 90.4 percent compared to the prior year to $3.71 billion. Segment profit increased 16.1 percent to $298.5 million, but segment profit margin decreased 510 basis points to 8.1 percent compared to 2016. Segment profit and operating margin for the year include Valspar profit from operations of $231.1 million partially offset by acquisition purchase accounting charges of $183.1 million. Excluding the impact of Valspar, core sales for the Group increased 3.0 percent, core segment profit decreased 2.6 percent, and core operating margin decreased 72 basis points, all compared to the prior year.

The Performance Coatings Group provides differentiated product technology and value-added services to a diverse group of industrial coatings customers. We made impressive progress on the integration of Valspar operations during the year, organizing this new segment into industry-specific business units to enhance focus and competitiveness. There are significant opportunities to further optimize this structure as we aggressively pursue our value capture targets.

The addition of Valspar's coatings business significantly increases our operating scale outside North America and broadens our technology offering, both of which will enable us to create new opportunities. Geographically, Valspar adds sales volume and large-scale manufacturing and distribution to our operations in Europe and Asia, enabling us to serve more customers more profitably. The combination also results in a more complete product offering and diverse service model. For example, combining Sherwin-Williams' local-market, small-batch blending capability with Valspar's expertise in supplying highly customized coatings solutions to large original equipment manufacturers

*Valspar received the highest numerical score among Exterior Paints in the J.D. Power 2017 Paint Satisfaction Study based on 3,139 responses from 12 companies measuring experiences and perceptions of customers surveyed February-March 2017. Your experiences may vary. Visit jdpower.com.

(OEMs) makes us a compelling single-source coatings provider for OEMs and their tier supplier networks. Valspar also brings us two entirely new profitable growth opportunities in packaging coatings – coating liners for food and beverage packaging – and coil & extrusion coatings – coatings used in the manufacture of appliances, HVAC equipment, metal building products and more.

We've also begun to leverage our combined technology portfolio, which is significantly enhanced by Valspar's waterborne formulations and resin development capabilities. Recently released examples of industrial coatings innovation include AquaGuard® low-VOC coatings for general industrial applications, the Sayerlock® HydroPlus™ family of low-VOC high-performance wood coatings, dynamic clearcoat CC200 premium coatings, DeBeer® waterborne coatings, and ValPure® V70 non-BPA epoxy coating for can coating.

BOARD AND MANAGEMENT CHANGES

In April, **Michael Thaman** was elected to our Board of Directors and appointed to the Compensation and Management Development Committee. Mike currently serves as Chairman, President and Chief Executive Officer of Owens Corning, a Toledo, Ohio-based world leader in composite solutions and building materials systems and a market-leading innovator of glass fiber technology. He has demonstrated strong leadership in a variety of roles at Owens Corning for 25 years, and his broad financial and international experience will serve the Board and our shareholders well. We look forward to his contributions to Sherwin-Williams for many years.

In December, **Sean Hennessy** announced his retirement after 33 years of dedicated service to the Company, including 15 years as the Company's Senior Vice President – Finance and Chief Financial Officer. Over the last year, Sean served in the role of Senior Vice President – Corporate Planning, Development and Administration, supporting **Al Mistysyn** in his successful transition to Senior Vice President – Finance and Chief Financial Officer and assisting in the acquisition and integration of Valspar. Sean will be missed, and we wish him a very happy and healthy retirement.

Our continued focus on internal talent development resulted in several leadership appointments during the year. **Mary Garceau** was promoted to Senior Vice President, General Counsel and Secretary. Mary joined Sherwin-Williams in 2014 as Associate General Counsel for our Paint Stores Group and previously served as Vice President, General Counsel and Corporate Secretary for Bob Evans Farms, Inc. and Thirty-One Gifts, LLC. **Dennis Karnstein** was named President & General Manager of Industrial Wood Coatings Division, Performance Coatings Group. Dennis joined Sherwin-Williams in 1989 as a Management Trainee in our Paint Stores Group. After working his way up through the ranks in our paint stores organization, Dennis joined our Global Finishes Group as Senior Vice President & General Manager for Product Finishes Europe and President & General Manager, Product Finishes Division of Global Finishes Group. Most recently, Dennis served as Senior Vice President of Global Integration for the Valspar acquisition. **Bruce Irussi** was promoted to the position of President & General Manager of General Industrial Coatings Division, Performance Coatings Group. Bruce joined Sherwin-Williams in 1984 as a Professional Coatings Representative, and worked his way up as Branch Manager, Sales Manager, Product Finishes Division Area Sales Manager, District Manager and Regional Facility Manager and Senior Vice President of Sales, Product Finishes Division – North America. Most recently, Bruce was President & General Manager of the Product Finishes Division of our Global Finishes Group. **Robert Lynch** was promoted to President & General Manager of the North America Division of our Consumer Brands Group. Rob joined the Company in 2000 and most recently served as Senior Vice President of Sales within our Performance Coatings Group. **Lee Diamond** was promoted to President & General Manager of Canada Division, The Americas Group. Lee joined the Company in 1991 and most recently served as Vice President of Sales for the Southeastern Division of The Americas Group.

Continued growth in residential and commercial construction and remodeling across North America should benefit The Americas Group and our Consumer Brands Group, and positive momentum in many industrial end segments worldwide should benefit our Performance Coatings Group.

Diana Strongosky was promoted to Senior Vice President Operations North America. Diana joined the Company in 1988 and most recently served as Senior Vice President of R&D within our Global Supply Chain organization. **Kathleen Szczesniak** was promoted to Senior Vice President of R&D within our Global Supply Chain organization. Kathleen joined the Company in 1998 and most recently served as Vice President for R&D within our Performance Coatings Group.

I have often said the acquisition of Valspar represents the greatest one-time infusion of talent in Sherwin-Williams' history. Shortly after closing the transaction, we announced several appointments of Valspar personnel to our senior leadership team. **Aaron Erter** was named President of Consumer Brands Group. Aaron joined Valspar's consumer business in 2011 after serving 15 years with Black & Decker Corporation, where he held leadership positions in sales, global marketing, product

Sherwin-Williams and Valspar

Better Together

Better Together: In 2017, J.D. Power recognized Sherwin-Williams "Highest in Customer Satisfaction among Interior Paints" and Valspar "Highest in Customer Satisfaction among Exterior Paints."*

On June 1, 2017, Sherwin-Williams and Valspar joined together to create the global leader in paints and coatings. We are better together, with enhanced growth opportunities, a world-class brand portfolio, an expanded product range, premier technology platforms, a larger global footprint and a deeper talent pool. We expect these enhanced capabilities to benefit our customers and create sustainable long-term value for our shareholders.

We made great progress on our integration efforts in 2017. Initially, we estimated annual run rate synergies by the end of the year would be $106 million. During the year, we raised that target to $160 million. Our actual full-year synergy run rate at the end of 2017 was approximately $230 million, which translated into approximately $60 million in actual savings in 2017. At the end of 2017, we raised our 2018 year-end run rate target to $320 million, up from our prior target of $280 million. We expect actual full-year savings in 2018 in the range of $140 to $160 million. In short, we are moving faster on more projects than originally anticipated.

To date, we have completed or approved 497 integration projects, and identified another 147 projects that are currently being verified. New opportunities are being added to the list with each passing week.

In SG&A, we've made great progress in organizational design and optimization, including aligning compensation and benefit programs, IT systems, and marketing and promotional programs, among many others.

In cost of goods, we've identified opportunities for raw material cost leveling, purchase optimization and reformulation. Our leveling initiatives are active in every region of the world, and we are off to a good start on many optimization and reformulation projects, including in-house development and production of an acrylic polymer for use in some high-volume product lines.

In manufacturing and distribution, our focus has been on optimizing our North American architectural manufacturing footprint. Projects are underway in the Mid-Atlantic, Midwest and West Coast regions. Logistics is also an opportunity, and we're benefiting from reduced freight costs by synchronizing distribution routes between Sherwin-Williams and Valspar facilities.

Revenue synergies are perhaps the greatest long-term opportunity. For example, our Performance Coatings Group has the ability to leverage our legacy North American blending facilities to provide color matching and small-batch production of some key Valspar industrial products, including coatings for metal extrusion customers. The ability to run high-volume and small-batch jobs is helping us to expand our share of wallet with existing accounts and attract new ones.

After more than seven months together, we are even more energized by the many value-creating opportunities we continue to find. We are on track to exceed $1 billion in cumulative savings by 2020, we are increasingly confident in our long-term annual synergy run rate range of $385 to $415 million, and we expect to book most of the remaining costs to achieve these synergies in 2018.

*Sherwin-Williams received the highest numerical score among Interior Paints in the J.D. Power 2017 Paint Satisfaction Study, based on 4,625 total responses from 12 companies measuring experiences and perceptions of customers, surveyed February-March 2017. Your experiences may vary. Visit jdpower.com. Valspar received the highest numerical score among Exterior Paints in the J.D. Power 2017 Paint Satisfaction Study based on 3,139 responses from 12 companies measuring experiences and perceptions of customers surveyed February-March 2017. Your experiences may vary. Visit jdpower.com.

At a Glance

PRODUCTS SOLD

The Americas Group

The Americas Group operates the exclusive outlets for Sherwin-Williams® branded paints, stains, supplies, equipment and floor covering in the United States, Canada and the Caribbean. The Group also manufactures and sells a wide range of architectural paints, industrial coatings and related products across Latin America through company-operated stores, dedicated dealers and selected retailers.

60.9% of total sales

PAINT SHIELD
ProCraft
LATEX MATE EXTERIOR - INTERIOR
Pro Constructor
Emerald

Paints, stains, coatings, caulks, applicators, wallcovering, floor covering, spray equipment and related products in the United States, Canada and the Caribbean. Architectural paints, stains, coatings, varnishes, protective and marine products, wood finishing products, applicators, aerosols, OEM product finishes and related products in Latin America

Consumer Brands Group

Our Consumer Brands Group combines our previous Consumer Group with Valspar's legacy Paints segment to sell one of the industry's most recognized portfolios of branded and private-label products through retailers across North America and in parts of Europe, China, Australia and New Zealand. The Group also operates a highly efficient global supply chain for paint, coatings and related products.

14.4% of total sales

HGTV HOME
Sherwin Williams
INFINITY
valspar
RESERVE
PAINT + PRIMER
Thompson's WaterSeal
KRYLON
CHALKBOARD

Branded, private-label and licensed brand paints, stains, varnishes, industrial products, wood finishing products, wood preservatives, applicators, corrosion inhibitors, aerosols, caulks and adhesives, and related products

Performance Coatings Group

The Performance Coatings Group sells a broad range of coatings and finishing solutions to general industrial, industrial wood, protective and marine, automotive, packaging and coil & extrusion customers in more than 110 countries.

24.7% of total sales

POWDURA
valspar
B62W335
SHER-WOOD
S64 N 503

Asset protection products, wood finishes, powder coatings, coatings for plastic and glass, aerosols, high-performance interior and exterior coatings for the automotive, aviation, fleet, packaging, heavy truck, material handling, agriculture and construction, and building products markets

CUSTOMERS SERVED	MAJOR BRANDS SOLD	OUTLETS
Do-it-yourselfers, professional painting contractors, home builders, property maintenance, healthcare, hospitality, architects, interior designers, industrial, marine, flooring and original equipment manufacturer (OEM) product finishers	Sherwin-Williams®, A-100®, Cashmere®, Colorgin®, Condor®, Duracraft®, Duration Home®, Duration®, Emerald®, Harmony®, HGTV Home® by Sherwin-Williams, Kem Pro®, Kem Tone®, Krylon®, Loxon®, Marson®, Metalatex®, Minwax®, Novacor®, Paint Shield®, PrepRite®, ProClassic®, ProCraft®, ProConstructor®, ProIndustrial™, ProMar®, ProPark®, Solo®, Sumaré®, SuperDeck®, SuperPaint®, Ultra Protección®, Woodscapes®	4,267 Sherwin-Williams paint stores primarily in the United States, Canada, Jamaica, Puerto Rico, Trinidad and Tobago. 353 company-operated stores primarily in Brazil, Chile, Ecuador, Mexico, Peru and Uruguay and distribution through dedicated dealers, home centers, distributors, hardware stores, and through licensees in Argentina, El Salvador and Peru
Do-it-yourselfers, professional painting contractors, industrial maintenance and flooring contractors	Accurate Dispersions™, Altax™, Bestt Liebco®, Cabot®, Conco®, Duckback®, Dupli-Color®, DuraSeal®, Dutch Boy®, Geocel®, Granosite®, H&C®, HGTV HOME® by Sherwin-Williams, Huarun™, Kool Seal®, Krylon®, Martin Senour®, Mason's Select®, Minwax®, Pratt & Lambert®, Purdy®, Ronseal™, Rubberset®, Snow Roof®, Solver®, Sprayon®, SuperDeck®, Thompson's® WaterSeal®, Tri-Flow®, Uniflex®, Valspar®, VHT®, Wattyl®, White Lightning®	Leading mass merchandisers, home centers, independent paint dealers, hardware stores, craft stores, fine art stores, automotive retailers and industrial distributors in the United States, Canada, Poland, United Kingdom, China, Australia and New Zealand
Commercial construction, industrial maintenance, OEM applications in military, heavy equipment, electronics, building products, furniture, cabinetry and flooring, architects and specifiers, bridge & highway, water & waste treatment, collision repair facilities, dealerships, fleet owners and refinishers, production shops, body builders, metal packaging, manufacturers, and job shops	Sherwin-Williams®, Acrolon®, AcromaPro®, Arti™, ATX™, AWX Performance Plus™, Baco®, Conely®, DeBeer®, DFL™, Dimension®, Duraspar™, Envirolastic®, Euronavy®, Excelo®, Fastline®, Finish 1™, Firetex®, Fluropon®, Genesis®, Heat-Flex®, House of Kolor®, Huarun™, Inchem®, Inver®, Kem Aqua®, Lanet™, Lazzuril®, Macropoxy®, Magnalux™, Martin Senour®, Matrix®, ML Campbell®, Oece™, PermaClad®, Planet Color®, Polane®, Powdura®, Prospray®, Sayerlack®, Sher-Wood®, Ultra-Cure®, Ultra™, USC®, ValPure® V70, Valspar®, Wattyl®	Approximately 290 company-operated automotive, industrial and product finishes branches and other operations in the United States, Australia, Belarus, Belgium, Brazil, Canada, Chile, China, Czech Republic, Denmark, Finland, France, Germany, India, Ireland, Italy, Lithuania, Malaysia, Mexico, Norway, Peru, Poland, Portugal, Romania, Russia, Singapore, Spain, Sweden, Thailand, Ukraine, United Kingdom and Vietnam. Distribution in 44 other countries through wholly owned subsidiaries, joint ventures, distributors, export options, and licensees of technology, trademarks and trade names

The Americas Group

The Americas Group segment teams in the United States, Canada, Caribbean and all of Latin America have been focused on collaboration and sharing resources and expertise. We strongly believe these efforts will result in accelerated growth across the region. In North America, we remain the leading operator of specialty paint stores. These exclusive outlets for Sherwin-Williams® branded paints, stains and supplies serve architectural and industrial painting contractors, residential and commercial builders and remodelers, property owners and managers, small OEM product finishers and do-it-yourself homeowners. In Latin America, we serve a similar set of customers through company-operated stores, dedicated dealers and selected retailers.

In 2017, The Americas Group net sales were $9.12 billion, an 8.8 percent increase compared with the prior year. This growth was driven by higher architectural paint sales volume across most segments and selling price increases. Net sales for the year from stores in the U.S., Canada and the Caribbean open for more than 12 calendar months increased 6.3 percent, and net sales for the Latin America region increased 4.5 percent. Group profit increased 10.2 percent to $1.77 billion.

The Group opened 101 net new company-operated stores during 2017, including 87 in the U.S., Canada and Caribbean, and 14 in Latin America, bringing the total to 4,620 locations in the Americas. We also have more than 700 dedicated dealers in Latin America, enabling us to serve customers in the region through more than 1,000 Sherwin-Williams branded outlets.

Innovative technology remains a differentiator for us, as we launched 21 new products through our stores and introduced 18 new products to the Latin American market this year. Highlights include:

- **Extreme Cover™ Interior Stain Blocking Paint and Primer in One.** Aimed at property managers, it stands up to repeated washings and offers exceptional blocking against common stains like grease, food and cigarette smoke.
- **Emerald® Interior/Exterior Water-Based Urethane Trim Enamel.** Ideal for cabinet, door and trim projects where hardness, adhesion and durability are critical, this product delivers the look and feel of an oil-based enamel with the convenience of a water-based formula.
- **ProMar® 200HP Zero VOC Interior Acrylic.** Formulated specifically for commercial and light industrial applications, this high-performance interior latex is durable, abrasion resistant and compliant with stringent VOC requirements, including LEED® v4 emissions testing.

To further assist our professional customers in the U.S., we added 24/7 online ordering capabilities through our website (sherwin-williams.com) and our PRO mobile app. Customers can now order and re-order paint and supplies from their local store, access their pricing, pay invoices and review purchase history from any device.

We also continued to build momentum in Latin America, implementing and localizing best practices from our U.S. stores with a focus on customer segmentation, sales training, Latin America Divisional products and new account development. Our national and regional account program resulted in new business with South America's largest hotel purchasing group, large retail facility owner-operators and big-box retailer store remodels. New accounts grew more than 30 percent over the prior year. Average sales per store, average sales per sales representative and total number of territories also grew over the prior year. ■

ACHIEVEMENTS

We ranked "Highest in Customer Satisfaction among Interior Paints" in the 2017 J.D. Power Paint Satisfaction Study.*

We celebrated our 6th National Painting Week, giving back to communities in need. Nearly 4,500 volunteers from 3,372 stores donated 29,000 hours of painting and 8,500 gallons of paint to complete 252 community projects.

In Latin America, we earned the Best Product for Dealers Award for Colorgin® Spray Paint and Novacor® Floor Paint (ARTESP: Paint Dealers Association Sao Paulo, Brazil); the Material Dealers 1st Place Award for Master® Spray Paint and Novacor® Floor Paint (ANAMACO – National Association for Building Materials – Brazil); and the Socially Responsible Company Award (Centro Mexicano para la Filantropia).

*Sherwin-Williams received the highest numerical score among Interior Paints in the J.D. Power 2017 Paint Satisfaction Study, based on 4,625 total responses from 12 companies measuring experiences and perceptions of customers, surveyed February-March 2017. Your experiences may vary. Visit jdpower.com.

Consumer Brands Group

The Consumer Brands Group combines our previous Consumer Group with the architectural paint business from Valspar's legacy Paints segment to sell one of the industry's most recognized portfolios of branded and private-label products to do-it-yourself, do-it-for-me and professional customers in North America, Europe, China, Australia and New Zealand. The Group also manages the Company's Global Supply Chain, consisting of 84 manufacturing and distribution facilities, and leads our worldwide architectural coatings research and development effort.

In 2017, the Consumer Brands Group net sales were $2.15 billion, a 41.1 percent increase compared to the prior year. This growth consisted of a 49.4 percent increase related to the Valspar acquisition, partially offset by an 8.4 percent decrease related to lower paint sales volume in our core business. Segment profit decreased to $226 million, including $71.7 million in Valspar-related profit and $107.6 million in Valspar-related expenses for purchase accounting adjustments to inventory and increased intangible asset amortization.

Through the Valspar acquisition, the Consumer Brands Group now has a broader collection of high-quality brands, a deeper management team, expanded retail distribution, and greater exposure to growth opportunities outside North America. Together, we are focused on providing our customers with a compelling value proposition and realizing synergies that will improve segment performance and drive profitable growth. Supply chain optimization in particular remains a significant opportunity for us, and we have made substantial progress in this area.

We continue to invest in products that will make our customers more successful. For example, we introduced three new premium paints this year under the Pratt & Lambert® brand. Aquanamel® Waterborne Alkyd Enamel provides superb flow and leveling with a hard and durable finish. Fresh-Spec™ Zero VOC Interior professional paint is ideal for use in schools, health care facilities, commercial repaints and new construction. Accolade® Exterior Premium Paint & Primer is a 100 percent acrylic house and trim paint designed to withstand harsh winter and summer weather extremes. In the stain category, our Minwax® Gel Stain offers non-drip performance while protecting and accentuating the beauty of a wide range of wood surfaces.

Within the Valspar portfolio, recent innovations include an exterior paint collection formulated to withstand extreme weather conditions. Valspar® Reserve® Extreme Weather Paint + Primer with SunStopper™ Technology protects against UV damage in hot, sunny regions. Valspar® Reserve® Extreme Weather Paint + Primer with SeasonFlex™ Technology expands and contracts as needed for areas with both extreme heat and freezing cold. Valspar® Reserve® Extreme Weather Paint + Primer with RainRelief™ Technology features a mildew-resistant finish ideal for rainy and humid regions.

Two additional consumer brands from Valspar expand our global growth opportunities. In China, the Huarun™ brand is a leading domestic Chinese paint and coatings brand. Huarun™ products are widely available in the region through branded and non-branded stores, home improvement centers and home decoration companies. In Australia and New Zealand, the Wattyl® brand has been well-known for more than 100 years and today is available through more than 90 company-operated outlets in the region. We intend to leverage expertise from The Americas Group stores to further optimize the performance of our Wattyl stores. Wattyl's family of products covers multiple areas in the paint and coatings market and includes Solagard®, Estapol®, Killrust®, Solver® and Taubmans®. ■

ACHIEVEMENTS

Valspar ranked "Highest in Customer Satisfaction among Exterior Paints" in the 2017 J.D. Power Paint Satisfaction Study.*

Our Valspar® HydroChroma® Technology uses three times more super-strength, concentrated paint colorants than our standard systems to ensure Color Stays True Longer™. Customers benefit from advanced fade resistance and improved one-coat coverage.

We launched our Cabot® Worry-Free Guarantee™** to simplify and take the guesswork out of the stain process, and the super-premium Cabot® Gold program to bring the look of interior hardwood floors to exterior stain projects.

*Valspar received the highest numerical score among Exterior Paints in the J.D. Power 2017 Paint Satisfaction Study based on 3,139 responses from 12 companies measuring experiences and perceptions of customers surveyed February-March 2017. Your experiences may vary. Visit jdpower.com.

**See https://cabotwfpg.com/terms for Worry-Free Guarantee terms and conditions.

Performance Coatings Group

POLK PENGUIN CONSERVATION CENTER

The Performance Coatings Group combines our legacy Global Finishes Group and Valspar's previous Coatings segment to sell a broad range of coating and finishing solutions to general industrial, industrial wood, protective and marine, automotive, packaging and coil & extrusion customers. The Group serves customers in more than 110 countries and operates nearly 300 branches worldwide.

In 2017, the Performance Coatings Group net sales were $3.71 billion, a 90.4 percent increase compared with the prior year. This growth resulted from a 3.0 percent increase related to higher paint sales volume and selling price increases in our core business, and an 87.5 percent increase from the Valspar acquisition. The Performance Coatings Group profit increased 16.1 percent to $298.5 million, inclusive of $231.1 million in Valspar-related profit and $183.1 million in Valspar-related expense for purchase accounting adjustments to inventory and increased intangible asset amortization.

The Performance Coatings Group brings Sherwin-Williams and Valspar together in an exciting new combination, resulting in greater global scale, expanded and complementary technologies, a broader range of customer solutions, and strong positions in new growth segments. Together, we have identified myriad opportunities for collaboration, synergy and profitable growth.

Our general industrial business combines Valspar's strength with OEM customers and Sherwin-Williams' small-batch, custom formulation capabilities and relationships with component suppliers to offer greater value across the supply chain. From a technology perspective, we are responding to increasing customer demand for low-VOC coatings with innovative products such as AquaGuard®. This waterborne product offers up to 94 percent reduction in VOCs compared to alternative solvent and zinc liquid formulations, and up to 60 percent better corrosion resistance in salt spray and cyclic testing compared to e-coat and zinc formulations.

We are capitalizing on this same waterborne product trend in our industrial wood business. Products include: the Sayerlack® HydroPlus™ family of low-VOC, high-performance coatings for furniture; Ultra-Cure® waterborne UV coatings for kitchen cabinetry; and Sher-Wood® Universal Primer, a fast-drying, pigmented, waterborne acrylic primer for interior woodwork applications.

In automotive finishes, demand for waterborne products also represents a significant opportunity. Our recent introduction of waterborne dynamic clearcoat CC200 has been well-received, and Valspar's DeBeer® line of premium waterborne coatings expands our product offering and gives us a presence in European and Australian markets where we had not previously participated.

In protective and marine coatings, Valspar's fusion-bonded epoxy powder coating technology is an ideal complement to our legacy liquid coatings product lines for pipe and rebar segments. Key applications for this technology include oil and gas, where our Valspar Pipeclad® 2000 powder coating protects more than 100,000 kilometers of pipeline across the globe – enough pipe to circle the world 2.5 times.

The Valspar acquisition also added two new product categories to our industrial portfolio. In packaging coatings, we now have world-leading technology in protective coatings for food, beverage and aerosol cans. We own 170 patents, including more than 50 for non-BPA formulations to which the industry is rapidly moving. Our ValPure® V70 non-BPA coating is the only commercial non-BPA epoxy coating in the industry. Additionally, Valspar's coil & extrusion product line establishes us as a leading manufacturer of coatings for metal architecture applications, such as roofing, entryways, skylights and window and door framing. Our PVDF Fluropon® coating is ideal for monumental and high-end residential and commercial architecture, as it provides outstanding color and gloss retention. ■

ACHIEVEMENTS

Designed for use over properly prepared blasted steel, Zinc Clad® 4100 is a new high-solids epoxy coating allowing users to apply subsequent coats after as little as 30 minutes. Benefits also include accelerated shop throughput, enhanced project schedules and faster field project turnarounds in bridge, highway and related structural steel applications. In addition, the coating exhibits self-healing properties if it becomes damaged.

Our Industrial Wood Coatings business invested $300,000 in the Manufacturing Industry Learning Lab (MiLL), a new, 46,000-square-foot national training center in Colorado Springs, Colorado, to help prepare the next generation of wood manufacturing tradesmen and women.

Our Coil & Extrusion business launched the new Fluropon® Effects Nova line to deliver innovation in color effects for commercial architects, using a patent-pending color space customizable to match color with a gold, silver or copper sparkle, while maintaining outstanding durability.

Shareholder Returns

COMPARISON OF CUMULATIVE FIVE-YEAR TOTAL RETURN

$300
$250
$200
$150
$100
2012
2013
2014
2015
2016
2017
Sherwin-Williams Co.
S&P 500 Index
Peer Group

Peer group of companies comprised of the following: Akzo Nobel N.V., BASF SE, H.B. Fuller Company, Genuine Parts Company, The Home Depot, Inc., Lowe's Companies, Inc., Masco Corporation, Newell Brands Inc., PPG Industries, Inc., RPM International Inc., Stanley Black & Decker Inc. and USG Corporation

FIVE-YEAR RETURN

The graph at left compares the cumulative five-year total shareholder return on Sherwin-Williams common stock with the cumulative five-year total return of the companies listed on the Standard & Poor's 500 Stock Index and a peer group of companies selected on a line-of-business basis. The cumulative five-year total return assumes $100 was invested on December 31, 2012, in Sherwin-Williams common stock, the S&P 500 and the peer group. The cumulative five-year total return, including reinvestment of dividends, represents the cumulative value through December 31, 2017.

STOCK REPURCHASE (millions of shares)

12.00
9.00
6.00
3.00
0.00
2008
2009
2010
2011
2012
2013
2014
2015
2016*
2017*

*No open market purchases in 2016 and 2017

118.2	114.5	108.8	105.7	103.9	103.0	98.7	94.5	94.5	94.9

Average Common Shares Outstanding (fully diluted, in millions)

DIVIDENDS PER SHARE

$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$.50
$0.00
80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17

RETURNING CASH TO SHAREHOLDERS

We have consistently returned a portion of our cash generated from operations to shareholders through cash dividends and share repurchases. In 2017, the Company increased its cash dividend 1.2 percent to $3.40 per share, marking the 39th consecutive year we increased our dividend. We also view share repurchases as an efficient way of returning cash to shareholders. Over the past two years, we have temporarily suspended share repurchases, using cash to reduce total borrowings required to finance the Valspar transaction in 2016, and reducing debt by more than $1 billion in 2017. Over the past 10 years, we have reduced our average diluted common shares outstanding by more than 24 million shares.

FINANCIAL PERFORMANCE

FINANCIAL TABLE OF CONTENTS

Financial Summary	18

Management’s Discussion and Analysis of Financial Condition and Results of Operations	19

Reports of Management and the Independent Registered Public Accounting Firm	36

Consolidated Financial Statements and Notes	40

Cautionary Statement Regarding Forward-Looking Information	78

Shareholder Information	79

Corporate Officers and Operating Management	80

FINANCIAL SUMMARY
(millions of dollars except as noted and per share data)

	2017		2016		2015		2014		2013
Operations
Net sales (1)	$14,984		$11,856		$11,339		$11,130		$10,186
Cost of goods sold	8,203		5,933		5,780		5,965		5,569
Selling, general and administrative expenses	4,785		4,159		3,914		3,823		3,468
Amortization	207		26		28		30		29
Interest expense	263		154		62		64		63
Income from continuing operations before income taxes (2)	1,528		1,595		1,549		1,258		1,086
Net income from continuing operations (3)	1,814		1,133		1,054		866		753
Financial Position
Accounts receivable - net	$2,105		$1,231		$1,114		$1,131		$1,098
Inventories	1,801		1,068		1,019		1,034		971
Working capital - net	479		798		515		(115)		630
Property, plant and equipment - net	1,877		1,096		1,042		1,021		1,021
Total assets	19,958		6,753		5,779		5,699		6,383
Long-term debt	9,886		1,211		1,907		1,116		1,122
Total debt	10,521		1,953		1,950		1,799		1,722
Shareholders’ equity	3,692		1,878		868		996		1,775
Per Common Share Information
Average shares outstanding (thousands)	92,909		91,839		92,197		96,190		100,898
Book value	$39.33		$20.20		$9.41		$10.52		$17.72
Net income from continuing operations - diluted (4)	19.11		11.99		11.15		8.77		7.25
Cash dividends	3.40		3.36		2.68		2.20		2.00
Financial Ratios
Return on sales	12.1%		9.6%		9.3%		7.8%		7.4%
Asset turnover	0.8	x	1.8	x	2.0	x	2.0	x	1.6	x
Return on assets	9.1%		16.8%		18.2%		15.2%		11.8%
Return on equity (5)	96.6%		130.5%		105.8%		48.8%		42.0%
Dividend payout ratio (6)	28.4%		30.1%		30.6%		30.3%		33.2%
Total debt to capitalization	74.0%		51.0%		69.2%		64.4%		49.2%
Current ratio	1.1		1.3		1.2		1.0		1.2
Interest coverage (7)	6.8	x	11.4	x	26.1	x	20.6	x	18.3	x
Net working capital to sales	3.2%		6.7%		4.5%		(1.0)%		6.2%
Effective income tax rate (8)	25.1%		29.0%		32.0%		31.2%		30.7%
General
Earnings before interest, taxes, depreciation and amortization	$2,283		$1,947		$1,809		$1,521		$1,336
Capital expenditures	223		239		234		201		167
Total technical expenditures (see Note 1)	216		153		150		155		144
Advertising expenditures	383		351		338		299		263
Repairs and maintenance	116		100		99		96		87
Depreciation	285		172		170		169		159
Shareholders of record (total count)	6,470		6,787		6,987		7,250		7,555
Number of employees (total count)	52,695		42,550		40,706		39,674		37,633
Sales per employee (thousands of dollars)	$284		$279		$279		$281		$271
Sales per dollar of assets	0.75		1.76		1.96		1.95		1.60

(1)	2017 includes Valspar sales since June 1, 2017.

(2)	2017 includes acquisition and purchase accounting adjustments of $429.5 million and contribution from Valspar operations of $115.8 million. 2016 includes acquisition-related costs of $133.6 million.

(3)
2017 includes the following: (a) one-time income tax benefit of $668.8 million from Deferred income tax reductions (see Note 14), (b) after-tax acquisition-related costs and purchase accounting adjustments of $285.1 million, and (c) after-tax contribution from Valspar operations of $76.0 million. 2016 includes after-tax acquisition-related costs of $81.5 million.

(4)
2017 includes the following: (a) one-time benefit of $7.04 per share from Deferred income tax reductions, (b) charge of $3.00 per share for acquisition-related costs and purchase accounting impacts, and (c) $.80 per share contribution from Valspar operations. 2016 includes a charge of $.86 per share for acquisition-related costs.

(5)	Based on net income and shareholders' equity at beginning of year.

(6)	Based on cash dividends per common share and prior year's diluted net income per common share.

(7)	Ratio of income before income taxes and interest expense to interest expense.

(8)	Based on income from continuing operations before income taxes. 2017 excludes impact of one-time income tax benefit from the Deferred income tax reductions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY
The Sherwin-Williams Company, founded in 1866, and its consolidated wholly owned subsidiaries (collectively, the Company) are engaged in the development, manufacture, distribution and sale of paint, coatings and related products to professional, industrial, commercial and retail customers primarily in North and South America with additional operations in the Caribbean region, Europe, Asia and Australia. On June 1, 2017, the Company completed the acquisition (Acquisition) of The Valspar Corporation (Valspar) (See Note 2) for a total purchase price of $8.939 billion, which significantly affected the existing business. As of the close of the Acquisition, our reporting segments changed to better reflect the operations of the combined Companies. The Company is structured into three reportable segments – The Americas Group, Consumer Brands Group and Performance Coatings Group (collectively, the Reportable Segments) – and an Administrative Segment in the same way it is internally organized for assessing performance and making decisions regarding allocation of resources. See pages 8 through 15 of this report and Note 18, on pages 74 through 77 of this report, for more information concerning the Reportable Segments.
The Company’s financial condition, liquidity and cash flow continued to be strong in 2017 as net operating cash topped $1.000 billion for the fifth straight year primarily due to improved operating results in The Americas Group. Net working capital decreased $319.5 million at December 31, 2017 compared to 2016 due to a significant increase in current liabilities partially offset by a significant increase in current assets primarily due to the Acquisition. Cash and cash equivalents decreased $685.6 million, while the current portion of long-term debt decreased $699.3 million resulting from the payment of 1.35% senior notes maturing in 2017. On May 16, 2017, in order to fund the Acquisition, the Company issued $6.000 billion of senior notes in a public offering. In April 2016, the Company entered into agreements for a $7.300 billion Bridge Loan and a $2.000 billion Term Loan as committed financing for the Acquisition. On June 1, 2017, the Company terminated the agreement for the Bridge Loan and borrowed the full $2.000 billion on the Term Loan. As of December 31, 2017, the Term Loan had an outstanding balance of $850.0 million at an approximate interest rate of 2.62 percent. Total debt issuance costs related to all of the facilities of $63.6 million were incurred and recorded in Long-Term Debt as a reduction to the outstanding balances. Of this amount, $8.3 million was amortized and included in Interest expense for the year ended December 31, 2017. The Company has been able to arrange sufficient short-term borrowing capacity at reasonable rates, and the Company continues to have sufficient total available borrowing capacity to fund its current operating needs. Net operating cash increased $575.4 million in 2017 to a cash source of $1.884 billion from a cash source of $1.309 billion in 2016.

Strong net operating cash provided the funds necessary to acquire Valspar, invest in new stores, manufacturing and distribution facilities, return cash to shareholders through dividends, and pay down debt.
Consolidated net sales increased 26.4 percent in 2017 to $14.984 billion from $11.856 billion in 2016. The increase was due primarily to higher paint sales volume in The Americas Group and the addition of Valspar sales beginning in June. Excluding sales from Valspar, net sales from core Sherwin-Williams operations increased 5.6 percent during 2017. The increase in core operations was primarily due to increased sales volumes and pricing in The Americas Group and Performance Coatings Group partially offset by lower sales volumes in the Consumer Brands Group. Consolidated gross profit as a percent of consolidated net sales decreased to 45.3 percent in 2017 compared to 50.0 percent in 2016 due primarily to the Acquisition and related inventory purchase accounting adjustments and higher raw material costs, partially offset by increased paint volume. Selling, general and administrative expenses (SG&A) increased $650.9 million in 2017 compared to 2016 and decreased as a percent of consolidated net sales to 31.9 percent in 2017 from 34.9 percent in 2016 primarily due to the impact from Valspar operations. Amortization expense increased $181.4 million to $206.8 million in 2017 versus 2016 due primarily to the Acquisition and related purchase accounting fair value adjustments.
Interest expense increased $109.4 million in 2017 versus 2016 primarily due to increased debt levels to fund the Acquisition. Excluding the income tax benefit of $668.8 million from the Tax Cuts and Jobs Act of 2017 (Tax Act) and subsidiary mergers (collectively, Deferred income tax reductions), the effective income tax rate for income from continuing operations was 25.1 percent for 2017 and 29.0 percent for 2016. See Note 14 on pages 70 through 72 for more information on Income taxes. The Company also recorded an income tax provision of $41.5 million in the second quarter of 2017 related to the divestiture of Valspar's North American industrial wood coatings business, which is reported as a discontinued operation and reduced diluted net income per common share by $.44 per share. See Notes 1 and 14 for more information. Diluted net income per common share increased 55.7 percent to $18.67 per share for 2017 from $11.99 per share in 2016. Diluted net income per common share from continuing operations was $19.11 per share in 2017, including a one-time benefit of $7.04 per share from the Deferred income tax reductions. Diluted net income per common share for 2017 was decreased by charges of $3.00 per share from Acquisition costs, including inventory purchase accounting adjustments and increased amortization of intangible assets. Valspar operations increased Diluted net income per common share by $.80 per share for 2017, including a $.92 per share charge from interest expense on new debt. Diluted net income per common share for

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

2016 was decreased by charges of $.86 per share from Acquisition costs. Currency translation rate changes did not have a significant impact on diluted net income per common share in 2017.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation and fair presentation of the consolidated financial statements, accompanying notes and related financial information included in this report are the responsibility of management. The consolidated financial statements, accompanying notes and related financial information included in this report have been prepared in accordance with U.S. generally accepted accounting principles. The consolidated financial statements contain certain amounts that were based upon management’s best estimates, judgments and assumptions that were believed to be reasonable under the circumstances. Management considered the impact of the uncertain economic environment and utilized certain outside sources of economic information when developing the basis for their estimates and assumptions. The impact of the global economic conditions on the estimates and assumptions used by management was believed to be reasonable under the circumstances. Management used assumptions based on historical results, considering the current economic trends, and other assumptions to form the basis for determining appropriate carrying values of assets and liabilities that were not readily available from other sources. Actual results could differ from those estimates. Also, materially different amounts may result under materially different conditions, materially different economic trends or from using materially different assumptions. However, management believes that any materially different amounts resulting from materially different conditions or material changes in facts or circumstances are unlikely to significantly impact the current valuation of assets and liabilities that were not readily available from other sources.
All of the significant accounting policies that were followed in the preparation of the consolidated financial statements are disclosed in Note 1, on pages 46 through 50, of this report. The following procedures and assumptions utilized by management directly impacted many of the reported amounts in the consolidated financial statements.
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
Accounts Receivable
Accounts receivable were recorded at the time of credit sales net of provisions for sales returns and allowances. All provisions for allowances for doubtful collection of accounts are included in Selling, general and administrative expenses and were based on management’s best judgment and assessment, including an analysis of historical bad debts, a review of the aging of Accounts receivable and a review of the current creditworthiness of customers. Management recorded allowances for such accounts which were believed to be uncollectible, including amounts for the resolution of potential credit and other collection issues such as disputed invoices, customer satisfaction claims and pricing discrepancies. However, depending on how such potential issues are resolved, or if the financial condition of any of the Company’s customers were to deteriorate and their ability to make required payments became impaired, increases in these allowances may be required. At December 31, 2017, no individual customer constituted more than 5 percent of Accounts receivable.
Inventories
Inventories were stated at the lower of cost or market with cost determined principally on the last-in, first-out (LIFO) method based on inventory quantities and costs determined during the fourth quarter. Inventory quantities were adjusted during the fourth quarter as a result of annual physical inventory counts taken at all locations. If inventories accounted for on the LIFO method are reduced on a year-over-year basis, then liquidation of certain quantities carried at costs prevailing in prior years occurs. Management recorded the best estimate of net realizable value for obsolete and discontinued inventories based on historical experience and current trends through reductions to inventory cost by recording a provision included in

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cost of goods sold. Where management estimated that the reasonable market value was below cost or determined that future demand was lower than current inventory levels, based on historical experience, current and projected market demand, current and projected volume trends and other relevant current and projected factors associated with the current economic conditions, a reduction in inventory cost to estimated net realizable value was made. See Note 3, on page 51 of this report, for more information regarding the impact of the LIFO inventory valuation.
Purchase Accounting, Goodwill and Intangible Assets
In accordance with the Business Combinations Topic of the ASC, the Company used the purchase method of accounting to allocate costs of acquired businesses to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess costs of acquired businesses over the fair values of the assets acquired and liabilities assumed were recognized as Goodwill. The valuations of the acquired assets and liabilities will impact the determination of future operating results. In addition to using management estimates and negotiated amounts, the Company used a variety of information sources to determine the estimated fair values of acquired assets and liabilities including: third-party appraisals for the estimated value and lives of identifiable intangible assets and property, plant and equipment; third-party actuaries for the estimated obligations of defined benefit pension plans and similar benefit obligations; and legal counsel or other experts to assess the obligations associated with legal, environmental and other contingent liabilities. The business and technical judgment of management was used in determining which intangible assets have indefinite lives and in determining the useful lives of finite-lived intangible assets in accordance with the Goodwill and Other Intangibles Topic of the ASC.
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
In accordance with the Goodwill and Other Intangibles Topic of the ASC, management tests goodwill for impairment at the reporting unit level. A reporting unit is an operating segment per the Segment Reporting Topic of the ASC or one level below the operating segment (component level) as determined by the availability of discrete financial information that is regularly reviewed by operating segment management or an aggregate of component levels of an operating segment having similar economic characteristics. At the time of goodwill impairment testing (if performing a quantitative assessment), management determines fair value through the use of a discounted cash flow valuation model incorporating discount rates commensurate with the risks involved for each reporting unit. If the calculated fair value is less than the current carrying value, then impairment of the reporting unit exists. The use of a discounted cash flow valuation model to determine estimated fair value is common practice in impairment testing. The key assumptions used in the discounted cash flow valuation model for impairment testing include discount rates, growth rates, cash flow projections and terminal value rates. Discount rates are set by using the Weighted Average Cost of Capital (“WACC”) methodology. The WACC methodology considers market and industry data as well as Company-specific risk factors for each reporting unit in determining the appropriate discount rates to be used. The discount rate utilized for each reporting unit is indicative of the return an investor would expect to receive for investing in such a business. Operational management, considering industry and Company-specific historical and projected data, develops growth rates, sales projections and cash flow projections for each reporting unit. Terminal value rate determination follows common methodology of capturing the present value of perpetual cash flow estimates beyond the last projected period assuming a constant WACC and low long-term growth rates. As an indicator that each reporting unit has been valued appropriately through the use of the discounted cash flow valuation model, the aggregate of all reporting units' fair value is reconciled to the total market capitalization of the Company.
The Company had six components, some of which are aggregated due to similar economic characteristics, to form three reporting units (also the operating segments) with goodwill as of October 1, 2017, the date of the annual impairment test. The annual impairment review performed as of October 1, 2017 did not result in any of the reporting units having impairment or deemed at risk for impairment.
In accordance with the Goodwill and Other Intangibles Topic of the ASC, management tests indefinite-lived intangible assets for impairment at the asset level, as determined by appropriate asset valuations at acquisition. Management utilizes the royalty savings method and valuation model to determine the estimated fair value for each indefinite-lived intangible asset or trademark. In this method, management estimates the royalty savings arising from the ownership of the intangible asset. The key assumptions used in estimating the royalty savings for impairment testing include discount rates, royalty rates, growth rates, sales projections and terminal value rates. Discount rates

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

used are similar to the rates developed by the WACC methodology considering any differences in Company-specific risk factors between reporting units and trademarks. Royalty rates are established by management and valuation experts and periodically substantiated by valuation experts. Operational management, considering industry and Company-specific historical and projected data, develops growth rates and sales projections for each significant trademark. Terminal value rate determination follows common methodology of capturing the present value of perpetual sales estimates beyond the last projected period assuming a constant WACC and low long-term growth rates. The royalty savings valuation methodology and calculations used in 2017 impairment testing are consistent with prior years. The annual impairment review performed as of October 1, 2017 resulted in an impairment of a trademark in The Americas Group of $2.0 million.
The discounted cash flow and royalty savings valuation methodologies require management to make certain assumptions based upon information available at the time the valuations are performed. Actual results could differ from these assumptions. Management believes the assumptions used are reflective of what a market participant would have used in calculating fair value considering the current economic conditions. See Note 4, on pages 51 through 52 of this report, for a discussion of goodwill and intangible assets and the impairment tests performed in accordance with the Goodwill and Other Intangibles Topic of the ASC.
Property, Plant and Equipment and Impairment of Long-Lived Assets
Property, plant and equipment was stated on the basis of cost and depreciated principally on a straight-line basis using industry standards and historical experience to estimate useful lives. In accordance with the Property, Plant and Equipment Topic of the ASC, if events or changes in circumstances indicated that the carrying value of long-lived assets may not be recoverable or the useful life had changed, impairment tests were performed or the useful life was adjusted. Undiscounted future cash flows were used to calculate the recoverable value of long-lived assets to determine if such assets were impaired. Where impairment was identified, management determined fair values for assets using a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each group of assets. Growth models were developed using both industry and Company historical results and forecasts. If the usefulness of an asset was determined to be impaired, then management estimated a new useful life based on the period of time for projected uses of the asset. Such models and changes in useful life required management to make certain assumptions based upon information available at the time the valuation or determination was performed. Actual results could differ from these assumptions. Management believes the assumptions used are reflective of what a market participant would have used in calculating fair value or useful life considering the current economic conditions. All tested long-lived assets or groups of long-lived assets had undiscounted cash flows that were substantially in excess of their carrying value. See Notes 4 and 5, on pages 51 through 54 of this report, for a discussion of the reductions in carrying value or useful life of long-lived assets in accordance with the Property, Plant and Equipment Topic of the ASC.
Exit or Disposal Activities
Management is continually re-evaluating the Company’s operating facilities against its long-term strategic goals. Liabilities associated with exit or disposal activities are recognized as incurred in accordance with the Exit or Disposal Cost Obligations Topic of the ASC and property, plant and equipment is tested for impairment in accordance with the Property, Plant and Equipment Topic of the ASC. Provisions for qualified exit costs are made at the time a facility is no longer operational, include amounts estimated by management and primarily include post-closure rent expenses or costs to terminate the contract before the end of its term and costs of employee terminations. Adjustments may be made to liabilities accrued for qualified exit costs if information becomes available upon which more accurate amounts can be reasonably estimated. If impairment of property, plant and equipment exists, then the carrying value is reduced to fair value estimated by management. Additional impairment may be recorded for subsequent revisions in estimated fair value. See Note 5, on pages 52 through 54 of this report, for information concerning impairment of property, plant and equipment and accrued qualified exit costs.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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
Pension costs for 2018 are expected to decrease due to higher expected return on plan assets and decreased amortization of net actuarial losses. Postretirement benefit plan costs for 2018 are expected to increase primarily due to higher service and interest costs. See Note 6, on pages 55 through 60 of this report, for information concerning the Company’s defined benefit pension plans and postretirement benefit plans other than pensions.
Debt
The fair values of the Company’s publicly traded long-term debt were based on quoted market prices. The fair values of the Company’s non-traded long-term debt were estimated using discounted cash flow analyses, based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. See Note 1, on page 46 of this report, for the carrying amounts and fair values of the Company’s long-term debt, and Note 7, on pages 61 through 62 of this report, for a description of the Company’s long-term debt arrangements.

Environmental Matters
The Company is involved with environmental investigation and remediation activities at some of its currently and formerly owned sites and at a number of third-party sites. The Company accrues for environmental-related activities for which commitments or clean-up plans have been developed and for which costs can be reasonably estimated based on industry standards and professional judgment. All accrued amounts were recorded on an undiscounted basis. Environmental-related expenses included direct costs of investigation and remediation and indirect costs such as compensation and benefits for employees directly involved in the investigation and remediation activities and fees paid to outside engineering, actuarial, consulting and law firms. Due to uncertainties surrounding environmental investigations and remediation activities, the Company’s ultimate liability may result in costs that are significantly higher than currently accrued. See page 27 and Note 8, on pages 62 through 63 of this report, for information concerning the accrual for extended environmental-related activities and a discussion concerning unaccrued future loss contingencies.
Litigation and Other Contingent Liabilities
In the course of its business, the Company is subject to a variety of claims and lawsuits, including, but not limited to, litigation relating to product liability and warranty, personal injury, environmental, intellectual property, commercial, contractual and antitrust claims. Management believes that the Company has properly accrued for all known liabilities that existed and those where a loss was deemed probable for which a fair value was available or an amount could be reasonably estimated in accordance with all present U.S. generally accepted accounting principles. However, because litigation is inherently subject to many uncertainties and the ultimate result of any present or future litigation is unpredictable, the Company’s ultimate liability may result in costs that are significantly higher than currently accrued. In the event that the Company’s loss contingency is ultimately determined to be significantly higher than currently accrued, the recording of the liability may result in a material impact on net income for the annual or interim period during which such liability is accrued. Additionally, due to the uncertainties involved, any potential liability determined to be attributable to the Company arising out of such litigation may have a material adverse effect on the Company’s results of operations, liquidity or financial condition. See Note 9 on pages 63 through 66 of this report for information concerning litigation.
Income Taxes
The Company estimated income taxes in each jurisdiction that it operated. This involved estimating taxable earnings,

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

specific taxable and deductible items, the likelihood of generating sufficient future taxable income to utilize deferred tax assets and possible exposures related to future tax audits. To the extent these estimates change, adjustments to deferred and accrued income taxes will be made in the period in which the changes occur.
On December 22, 2017, the Tax Act was enacted. The Tax Act significantly revised the U.S. corporate income tax system by, among other things, lowering corporate income tax rates from 35% to 21%, implementing a territorial tax system and imposing a repatriation tax on deemed repatriated earnings of foreign subsidiaries. Staff Accounting Bulletin (SAB) No. 118 provides a measurement period that should not extend beyond one year from the enactment date for companies to complete the accounting under the Tax Act. In accordance with SAB No. 118, based on the information available as of December 31, 2017, the Company recorded provisional decreases in deferred tax liabilities which increased earnings for the year ended December 31, 2017. The majority of this benefit was driven by the effects of the implementation of the territorial tax system and the remeasurement of U.S. deferred tax liabilities on unremitted foreign earnings. The final impact of the Tax Act may differ from the provisional amounts recorded at December 31, 2017 due to changes in the Company's current interpretations and assumptions, clarification and implementation guidance that may be issued and actions the Company may take as a result of the Tax Act. See Note 14, on pages 70 through 72 of this report, for more information.
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
Revenue Recognition
The Company’s revenue was primarily generated from the sale of products. All sales of products were recognized when shipped and title passed to unaffiliated customers. Collectibility of amounts recorded as revenue is reasonably assured at time of sale. Discounts were recorded as a reduction to sales in the same period as the sale resulting in an appropriate net sales amount for the period. Standard sales terms are final and returns or exchanges are not permitted unless expressly stated. Estimated provisions for returns or exchanges, recorded as a reduction resulting in net sales, were established in cases where the right of return existed. The Company offered a variety of programs, primarily to its retail customers, designed to promote sales of its products. Such programs required periodic payments and allowances based on estimated results of specific programs and were recorded as a reduction resulting in net sales. The Company accrued the estimated total payments and allowances associated with each transaction at the time of sale. Additionally, the Company offered programs directly to consumers to promote the sale of its products. Promotions that reduced the ultimate consumer sale prices were recorded as a reduction resulting in net sales at the time the promotional offer was made, generally using estimated redemption and participation levels. The Company continually assesses the adequacy of accruals for customer and consumer promotional program costs earned but not yet paid. To the extent total program payments differ from estimates, adjustments may be necessary. Historically, these total program payments and adjustments have not been material. See Note 1 on page 50 for information on the new revenue standard.
FINANCIAL CONDITION, LIQUIDITY AND CASH FLOW
Overview
On June 1, 2017, the Company completed the Acquisition for a total purchase price of $8.939 billion. On May 16, 2017, the Company issued $6.000 billion of senior notes (New Notes) in a public offering. The net proceeds from the issuance of the New Notes were used to fund the Acquisition. In April 2016, the Company entered into a $7.300 billion bridge credit agreement (Bridge Loan) and a $2.000 billion term loan credit agreement (Term Loan) as committed financing for the Acquisition. On June 1, 2017, the Company terminated the agreement for the Bridge Loan and borrowed the full $2.000 billion on the Term Loan. The Company continues to maintain sufficient short-term borrowing capacity at reasonable rates, and the Company has sufficient cash on hand and total available borrowing capacity to fund its current operating needs.
The Acquisition significantly affected the Company's financial condition, liquidity and cash flow. See Note 2 for a table detailing the preliminary opening balance sheet. Net working capital decreased $319.5 million at December 31, 2017 compared to 2016 due to a significant increase in current liabilities partially offset by a significant increase in current assets primarily due to the Acquisition. Total debt at December 31, 2017 increased $8.568 billion to $10.521 billion from $1.953 billion at December 31, 2016 and increased as a percentage of total capitalization to 74.0 percent from 51.0 percent the prior year. At December 31, 2017, the Company had remaining short-term borrowing ability of $1.725 billion.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net operating cash increased $575.4 million in 2017 to a cash source of $1.884 billion from a cash source of $1.309 billion in 2016 due primarily to an increase in net income of $639.6 million and increased cash generated by changes in working capital partially offset by changes in non-cash items when compared to 2016. Net operating cash increased as a percent to sales to 12.6 percent in 2017 compared to 11.0 percent in 2016. During 2017, strong net operating cash continued to provide the funds necessary to invest in new stores, manufacturing and distribution facilities and return cash to shareholders through dividends. In 2017, the Company used a portion of Net operating cash and Cash and cash equivalents to spend $222.8 million in capital additions and improvements and pay $319.0 million in cash dividends to its shareholders of common stock.
Net Working Capital
Total current assets less Total current liabilities (net working capital) decreased $319.5 million to a surplus of $478.7 million at December 31, 2017 from a surplus of $798.1 million at December 31, 2016. The net working capital decrease is due to a significant increase in current liabilities partially offset by a significant increase in current assets. Cash and cash equivalents decreased $685.6 million and current portion of long-term debt decreased $699.3 million resulting from the payment of 1.35% senior notes becoming due in 2017 while Short-term borrowings increased $593.0 million. Accounts payable increased $756.9 million and other accruals increased $394.1 million primarily related to the Acquisition and Acquisition cost accruals. Accrued taxes increased $3.1 million and compensation, taxes withheld increased $110.1 million primarily due to the Acquisition and timing of payments. Accounts receivable increased $873.6 million and inventories increased $733.0 million primarily due to the Acquisition. As a result of the net effect of these changes, the Company’s current ratio decreased to 1.12 at December 31, 2017 from 1.28 at December 31, 2016. Accounts receivable as a percent of Net sales increased to 14.0 percent in 2017 from 10.4 percent in 2016. Accounts receivable days outstanding increased to 61 days in 2017 from 54 days in 2016. In 2017, provisions for allowance for doubtful collection of accounts increased $12.5 million, or 31.0 percent. Inventories as a percent of Net sales increased to 12.0 percent in 2017 from 9.0 percent in 2016 primarily due to the Acquisition. Inventory days outstanding was flat at 79 days in 2017 versus 2016. The Company has sufficient total available borrowing capacity to fund its current operating needs.
Goodwill and Intangible Assets
Goodwill, which represents the excess of cost over the fair value of net assets acquired in purchase business combinations, increased $5.687 billion in 2017 due to the preliminary purchase accounting for the Acquisition and foreign currency translation rate fluctuations. Intangible assets increased $5.747 billion in 2017 primarily due to purchase accounting additions of $5.848 billion related to the Acquisition. Decreases from amortization of finite-lived intangible assets of $206.8 million and impairments of $2.0 million were partially offset by $15.1 million of capitalized software costs. Foreign currency translation rate fluctuations of $93.0 million and other adjustments accounted for the remaining increases. Acquired finite-lived intangible assets included customer relationships and intellectual property. Costs related to designing, developing, obtaining and implementing internal use software are capitalized and amortized in accordance with the Goodwill and Other Intangibles Topic of the ASC. See Note 4, on pages 51 through 52 of this report, for a description of goodwill, identifiable intangible assets and asset impairments recorded in accordance with the Goodwill and Other Intangibles Topic of the ASC and summaries of the remaining carrying values of goodwill and intangible assets.
Deferred Pension and Other Assets
Deferred pension assets of $296.7 million at December 31, 2017 represent the excess of the fair value of assets over the actuarially determined projected benefit obligations, primarily of the domestic salaried defined benefit pension plan. The increase in Deferred pension assets during 2017 of $71.2 million, from $225.5 million last year, was primarily due to a reduction in the discount rate to 3.6 percent, an increase in the fair value of plan assets and acquired Valspar plans. In accordance with the accounting prescribed by the Retirement Benefits Topic of the ASC, the increase in the value of the Deferred pension assets is offset in Cumulative other comprehensive loss and is amortized as a component of Net pension costs over a defined period of pension service. See Note 6, on pages 55 through 60 of this report, for more information concerning the excess fair value of assets over projected benefit obligations of the salaried defined benefit pension plan and the amortization of actuarial gains or losses relating to changes in the excess assets and other actuarial assumptions.
Other assets increased $80.1 million to $502.0 million at December 31, 2017 due primarily to a reclass of current deferred tax assets to non-current due to the adoption of ASU No. 2015-17. See Note 1, on pages 49 through 50 of this report, for more information on the impact of recently issued accounting standards.
Property, Plant and Equipment
Net property, plant and equipment increased $781.2 million to $1.877 billion at December 31, 2017 due primarily to the Acquisition of $833.0 million, capital expenditures of $222.8 million, and currency translation and other adjustments of

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

$63.1 million partially offset by depreciation expense of $285.0 million and sale or disposition of assets with remaining net book value of $52.7 million. Capital expenditures during 2017 in The Americas Group were primarily attributable to the opening of new paint stores and renovation and improvements in existing stores. In the Consumer Brands Group, capital expenditures during 2017 were primarily attributable to improvements and normal equipment replacements in manufacturing and distribution facilities. Capital expenditures in the Performance Coatings Group were primarily attributable to improvements in existing manufacturing and distribution facilities. The Administrative Segment incurred capital expenditures primarily for information systems hardware. In 2018, the Company expects to spend more than 2017 for capital expenditures. The predominant share of the capital expenditures in 2018 is expected to be for various productivity improvement and maintenance projects at existing manufacturing, distribution and research and development facilities, new store openings and new or upgraded information systems hardware. The Company does not anticipate the need for any specific long-term external financing to support these capital expenditures.
Debt
On June 2, 2017, the Company closed its previously announced exchange offers and consent solicitations (Exchange Offer) for the outstanding senior notes of Valspar. Pursuant to the Exchange Offer, the Company issued an aggregate principal amount of approximately $1.478 billion (Exchange Notes). On May 16, 2017, the Company issued $6.0 billion of New Notes in a public offering. The net proceeds from the issuance of the New Notes were used to fund the Acquisition. The interest rate locks entered into during 2016 settled in March 2017 resulting in a pretax gain of $87.6 million recognized in Cumulative other comprehensive other loss. This gain is being amortized from Cumulative other comprehensive loss to a reduction of interest expense over the terms of the New Notes. For 2017, the amortization of the unrealized gain reduced interest expense by $5.2 million.
In April 2016, the Company entered into a $7.3 billion Bridge Loan and a $2.0 billion Term Loan as committed financing for the Acquisition, as disclosed in Note 2. On June 1, 2017, the Company terminated the agreement for the Bridge Loan and borrowed the full $2.0 billion on the Term Loan. As of December 31, 2017, the Term Loan had an outstanding balance of $850.0 million.
In August 2017, the Company entered into a floating rate loan of €225.0 million and a fixed rate loan of €20.0 million. The floating rate loan agreement bears interest at the six-month Euro Interbank Offered Rate plus a margin. The fixed rate loan bears interest at 0.92%. The proceeds will be used for general corporate purposes, including repaying a portion of outstanding short-term borrowings. The loans mature on August 23, 2021.

In September 2017, the Company entered into a five-year letter of credit agreement, subsequently amended, with an aggregate availability of $500.0 million. The credit agreement will be used for general corporate purposes. During the first six months of 2017, the Company amended the five-year credit agreement entered into in May 2016 to increase the aggregate availability to $500.0 million. The credit agreement will be used for general corporate purposes. At December 31, 2017, there was $350.0 million borrowings outstanding under these credit agreements. There were no borrowings outstanding at December 31, 2016. See Note 7, on pages 61 through 62 of this report, for a detailed description of the Company’s debt outstanding and other available financing programs.
Defined Benefit Pension and Other Postretirement Benefit Plans
In accordance with the accounting prescribed by the Retirement Benefits Topic of the ASC, the Company’s total liability for unfunded or underfunded defined benefit pension plans increased $40.6 million to $93.8 million primarily due to the acquired Valspar plans. Postretirement benefits other than pensions increased $25.7 million to $290.8 million at December 31, 2017 due primarily to the Acquisition and changes in the actuarial assumptions.
The assumed discount rate used to determine the actuarial present value of projected defined benefit pension and other postretirement benefit obligations for domestic plans was decreased from 4.2 percent to 3.6 percent at December 31, 2017 due to decreased rates of high-quality, long-term investments and foreign defined benefit pension plans had similar discount rate decreases for the same reasons. The rate of compensation increases used to determine the projected benefit obligations increased to 3.3 percent in 2017 from 3.4 percent for domestic pension plans and similar increases on most foreign plans. In deciding on the rate of compensation increases, management considered historical Company increases as well as expectations for future increases. The expected long-term rate of return on assets decreased from 6.0 percent to 5.0 percent at December 31, 2017 for domestic pension plans and was slightly lower for most foreign plans. In establishing the expected long-term rate of return on plan assets for 2017, management considered the historical rates of return, the nature of investments and an expectation for future investment strategies. The assumed health care cost trend rates used to determine the net periodic benefit cost of postretirement benefits other than pensions for 2017 were 5.5 percent and 10.5 percent, respectively, for medical and prescription drug cost increases, both decreasing gradually to 4.5 percent in 2026. In developing the assumed health care cost trend rates, management considered industry data, historical

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Company experience and expectations for future health care costs.
For 2018 Net pension cost and Net periodic benefit cost recognition for domestic plans, the Company will use a discount rate of 3.60 percent, an expected long-term rate of return on assets of 5.0 percent and a rate of compensation increase of 3.3 percent. Lower discount rates and expected long-term rates of return on plan assets will be used for most foreign plans. Use of these assumptions and amortization of actuarial losses will result in a domestic Net pension cost in 2018 that is expected to be approximately $1.5 million lower than in 2017. Net periodic benefit costs for postretirement benefits other than pensions is expected to increase $10.2 million in 2018 due to 2017 expense including a settlement gain of $9.3 million related to the termination of a life insurance benefit plan. See Note 6, on pages 55 through 60 of this report, for more information on the Company’s obligations and funded status of its defined benefit pension plans and postretirement benefits other than pensions.
Deferred Income Taxes
Deferred income taxes at December 31, 2017 increased $1.360 billion from a year ago primarily due to increased deferred tax liabilities related to intangible assets recorded in purchase accounting for the Acquisition, partially offset by the Deferred income tax reductions. See Note 2 on page 50 and 51 and Note 14 on pages 70 through 72 of this report for more information.
Other Long-Term Liabilities
Other long-term liabilities increased $175.1 million during 2017 due primarily to acquired liabilities from the Acquisition.

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
Depreciation of capital expenditures and other expenses related to ongoing environmental compliance measures were included in the normal operating expenses of conducting business. The Company’s capital expenditures, depreciation and other expenses related to ongoing environmental compliance measures were not material to the Company’s financial condition, liquidity, cash flow or results of operations during 2017. Management does not expect that such capital expenditures, depreciation and other expenses will be material to the Company’s financial condition, liquidity, cash flow or results of operations in 2018. See Note 8, on pages 62 through 63 of this report, for further information on environmental-related long-term liabilities.

Contractual Obligations and Commercial Commitments
The Company has certain obligations and commitments to make future payments under contractual obligations and commercial commitments. The following tables summarize such obligations and commitments as of December 31, 2017.

(thousands of dollars)	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Long-term debt	$9,917,040	$1,179	$1,922,807	$2,669,434	$5,323,620
Operating leases	1,855,528	391,009	645,826	416,013	402,680
Short-term borrowings	633,731	633,731
Interest on Long-term debt	4,225,057	341,319	630,641	512,690	2,740,407
Purchase obligations (1)	81,876	81,876
Other contractual obligations (2)	214,443	107,084	65,369	30,360	11,630
Total contractual cash obligations	$16,927,675	$1,556,198	$3,264,643	$3,628,497	$8,478,337

(1)	Relate to open purchase orders for raw materials at December 31, 2017.

(2)	Relate primarily to estimated future capital contributions to investments in the U.S. affordable housing and historic renovation real estate partnerships and various other contractual obligations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	Amount of Commitment Expiration Per Period
Commercial Commitments	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Standby letters of credit	$75,272	$75,272
Surety bonds	71,645	71,645
Other commercial commitments	8,777	8,777
Total commercial commitments	$155,694	$155,694	$—	$—	$—

Warranties
The Company offers product warranties for certain products. The specific terms and conditions of such warranties vary depending on the product or customer contract requirements. Management estimated the costs of unsettled product warranty claims based on historical results and experience. Management periodically assesses the adequacy of the accrual for product warranty claims and adjusts the accrual as necessary. Warranty accruals were acquired in connection with the Acquisition. This amount primarily includes warranties for certain products under extended furniture protection plans along with product warranties for other products. In the U.S., revenue related to furniture protection plans is deferred and recognized over the contract life. Changes in the Company’s accrual for product warranty claims during 2017, 2016 and 2015, including customer satisfaction settlements during the year, were as follows:

(thousands of dollars)	2017	2016	2015
Balance at January 1	$34,419	$31,878	$27,723
Charges to expense	39,707	38,954	43,484
Settlements	(53,143)	(36,413)	(39,329)
Acquisition Liabilities	130,442	—	—
Balance at December 31	$151,425	$34,419	$31,878
Shareholders’ Equity
Shareholders’ equity increased $1.814 billion to $3.692 billion at December 31, 2017 from $1.878 billion last year primarily due to an increase in retained earnings of $1.453 billion and an increase in Other capital of $234.6 million. Retained earnings increased $1.453 billion during 2017 due to net income of $1.772 billion partially offset by $319.0 million in cash dividends paid. The increase in Other capital of $234.6 million was due primarily to the recognition of stock-based compensation expense and stock option exercises. Cumulative other comprehensive loss decreased $155.5 million due primarily to favorable foreign currency translation effects of $147.9 million attributable to the strengthening of most foreign operations’ functional currencies against the U.S. dollar and $40.2 million in net actuarial gains and prior service costs of defined benefit pension and other postretirement benefit plans net of amortization partially offset by a $34.0 million reduction in the unrealized gain on the interest rate locks.

The Company did not make any open market purchases of its common stock for treasury during 2017. The Company acquires its common stock for general corporate purposes, and depending on its cash position and market conditions, it may acquire shares in the future. The Company had remaining authorization from its Board of Directors at December 31, 2017 to purchase 11.65 million shares of its common stock.
The Company's 2017 annual cash dividend of $3.40 per common share represented 28.4 percent of 2016 diluted net income per common share. The 2017 annual dividend represented the thirty-ninth consecutive year of dividend payments since the dividend was suspended in 1978. The Company is temporarily modifying its practice of paying 30.0 percent of the prior year’s diluted net income per common share in cash dividend. At a meeting held on February 14, 2018, the Board of Directors increased the quarterly cash dividend to $.86 per common share. This quarterly dividend, if approved in each of the remaining quarters of 2018, would result in an annual dividend for 2018 of $3.44 per common share or an 18.4 percent payout of 2017 diluted net income per common share. See the Statements of Consolidated Shareholders’ Equity, on page 44 of this report, and Notes 10, 11 and 12, on pages 67 through 69 of this report, for more information concerning Shareholders’ equity.
Cash Flow
Net operating cash increased $575.4 million to $1.884 billion in 2017 from $1.309 billion in 2016 due primarily to an increase in net income of $639.6 million and increased cash generated by changes in working capital, partially offset by changes in deferred income tax liabilities and other non-cash items when compared to 2016. Strong net operating cash provided the funds necessary to invest in new stores, manufacturing and distribution facilities, return cash to shareholders through dividends, and pay down debt from the Acquisition. Net investing cash usage increased $8.744 billion to a usage of $9.047 billion in 2017 from a usage of $303.8 million in 2016 due primarily to cash paid for the Acquisition of $8.810 billion, partially offset by decreases in cash used for other investments of $41.7 million and capital expenditures of $16.3 million and increased proceeds from sale of assets of $8.8 million. Net financing cash increased $6.821 billion to a source of $6.514 billion in 2017 from a usage of $307.4 million in 2016 due primarily to increased Net Proceeds from long-term debt of $6.422 billion, increased short-term borrowings of $357.2 million and higher proceeds from stock options exercised of

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

$56.7 million, partially offset by increased payments of cash dividends of $6.9 million and increased cash used in all other financing activities of $24.3 million. In 2017, the Company used Net operating cash and Cash and cash equivalents on hand to spend $222.8 million in capital additions and improvements, pay $319.0 million in cash dividends to its shareholders of common stock, fund the Acquisition and pay down long-term debt of $1.853 billion.
Management considers a measurement of cash flow that is not in accordance with U.S. generally accepted accounting principles to be a useful tool in its determination of appropriate uses of the Company’s Net operating cash. Management reduces Net operating cash, as shown in the Statements of Consolidated Cash Flows, by the amount reinvested in the business for Capital expenditures and the return of investment to its shareholders by the payments of cash dividends. The resulting value is referred to by management as “Free Cash Flow” which may not be comparable to values considered by other entities using the same terminology. The reader is cautioned that the Free Cash Flow measure should not be compared to other entities unknowingly, and it does not consider certain non-discretionary cash flows, such as mandatory debt and interest payments. The amount shown below should not be considered an alternative to Net operating cash or other cash flow amounts provided in accordance with U.S. generally accepted accounting principles disclosed in the Statements of Consolidated Cash Flows, on page 43 of this report. Free Cash Flow as defined and used by management is determined as follows:

	Year Ended December 31,
(thousands of dollars)	2017	2016	2015
Net operating cash	$1,883,968	$1,308,572	$1,447,463
Capital expenditures	(222,767)	(239,026)	(234,340)
Cash dividends	(319,029)	(312,082)	(249,647)
Free cash flow	$1,342,172	$757,464	$963,476
Litigation
See page 23 of this report and Note 9 on pages 63 through 66 for more information concerning litigation.
Market Risk
The Company is exposed to market risk associated with interest rate, foreign currency and commodity fluctuations. The Company occasionally utilizes derivative instruments as part of its overall financial risk management policy, but does not use derivative instruments for speculative or trading purposes. The

Company entered into foreign currency option and forward currency exchange contracts with maturity dates of less than twelve months in 2017, 2016 and 2015, primarily to hedge against value changes in foreign currency. There were no material foreign currency option and forward contracts outstanding at December 31, 2017, 2016 and 2015. The Company believes it may be exposed to continuing market risk from foreign currency exchange rate and commodity price fluctuations. However, the Company does not expect that foreign currency exchange rate and commodity price fluctuations or hedging contract losses will have a material adverse effect on the Company’s financial condition, results of operations or cash flows. See Notes 1 and 13 on pages 46 and 70 of this report.
Financial Covenant
Certain borrowings contain a consolidated leverage covenant. The covenant states the Company’s leverage ratio is not to exceed 5.25 to 1.00. The leverage ratio is defined as the ratio of total indebtedness (the sum of Short-term borrowings, Current portion of long-term debt and Long-term debt) at the reporting date to consolidated “Earnings Before Interest, Taxes, Depreciation and Amortization” (EBITDA) for the 12-month period ended on the same date. Refer to the “Results of Operations” caption below for a reconciliation of EBITDA to Net income. At December 31, 2017, the Company was in compliance with the covenant. The Company’s Notes, Debentures and revolving credit agreement contain various default and cross-default provisions. In the event of default under any one of these arrangements, acceleration of the maturity of any one or more of these borrowings may result. See Note 7 on pages 61 through 62 of this report.
Employee Stock Ownership Plan (ESOP)
Participants in the Company’s ESOP are allowed to contribute up to the lesser of twenty percent of their annual compensation or the maximum dollar amount allowed under the Internal Revenue Code. The Company matches six percent of eligible employee contributions. The Company’s matching contributions to the ESOP charged to operations were $90.7 million in 2017 compared to $85.5 million in 2016. At December 31, 2017, there were 10,033,576 shares of the Company’s common stock being held by the ESOP, representing 10.7 percent of the total number of voting shares outstanding. See Note 11, on page 67 of this report, for more information concerning the Company’s ESOP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS - 2017 vs. 2016
Shown below are net sales and segment profit and the percentage change for the current period by segment for 2017 and 2016:

	Year Ended December 31,
(thousands of dollars)	2017	2016	Change
Net Sales:
The Americas Group	$9,117,279	$8,377,083	8.8%
Consumer Brands Group	2,154,729	1,527,515	41.1%
Performance Coatings Group	3,706,134	1,946,004	90.4%
Administrative	5,646	5,000	12.9%
Net sales	$14,983,788	$11,855,602	26.4%

	Year Ended December 31,
(thousands of dollars)	2017	2016	Change
Income Before Income Taxes:
The Americas Group	$1,769,466	$1,605,306	10.2%
Consumer Brands Group	226,001	301,041	-24.9%
Performance Coatings Group	298,503	257,187	16.1%
Administrative	(765,751)	(568,301)	-34.7%
Income before income taxes	$1,528,219	$1,595,233	-4.2%
Consolidated net sales for 2017 increased due primarily to the addition of Valspar sales beginning in June and higher paint sales volume in The Americas Group. Excluding Valspar net sales, net sales increased 5.6 percent in the year. Currency translation rate changes increased 2017 consolidated net sales by 0.3 percent. Net sales of all consolidated foreign subsidiaries increased 71.9 percent to $2.960 billion for 2017 versus $1.722 billion for 2016 due primarily to the addition of Valspar sales since June. Net sales of all operations other than consolidated foreign subsidiaries increased 18.7 percent to $12.024 billion for 2017 versus $10.133 billion for 2016.
Net sales in the The Americas Group increased in 2017 due primarily to higher architectural paint sales volume across all end market segments and selling price increases. Net sales from stores in the U.S., Canada and Latin America open for more than twelve calendar months increased 6.3 percent for the full year. During 2017, The Americas Group opened 114 new stores and closed 13 redundant locations for a net increase of 101 stores, increasing the total number of stores in operation at December 31, 2017 to 4,620 in the United States, Canada, Latin America and the Caribbean. The Americas Group’s objective is to expand its store base an average of 2.5 percent each year, primarily through internal growth. Sales of products other than paint increased approximately14.3 percent for the year over 2016. A discussion of changes in volume versus pricing for sales of products other than paint is not pertinent due to the wide assortment of general merchandise sold.
Net sales of the Consumer Brands Group increased in 2017 primarily due to the inclusion of Valspar sales since June, partially offset by lower volume sales to some of the Group's retail customers. Valspar sales increased Group net sales 49.4 percent in the year. In 2018, the Consumer Brands Group plans to continue promotions of new and existing products and expand of its customer base and product assortment at existing customers.
The Performance Coatings Group’s net sales in 2017 increased due primarily to the inclusion of Valspar sales and selling price increases. Currency translation rate changes increased net sales 1.5 percent for 2017. In 2017, the Performance Coatings Group opened 4 new branches and closed 2 locations increasing the total from 288 to 290 branches open in the United States, Canada, Mexico, South America, Europe and Asia at year-end. In 2018, the Performance Coatings Group plans to continue expanding its worldwide presence and improving its customer base.
Net sales in the Administrative segment, which primarily consist of external leasing revenue of excess headquarters space and leasing of facilities no longer used by the Company in its primary business, decreased by an insignificant amount in 2017.
Consolidated gross profit increased $858.5 million in 2017 due primarily to Valspar sales since June and higher paint sales volume, partially offset by raw material cost increases. Consolidated gross profit as a percent to net sales decreased to 45.3 percent from 50.0 percent in 2016 due primarily to Valspar sales, Acquisition-related inventory purchase accounting adjustments and raw material cost increases, partially offset by higher paint sales volume. The Americas Group’s gross profit for 2017 increased $297.7 million compared to 2016 due primarily to higher paint sales volume and selling price increases, partially offset by higher raw material costs. The Americas Group’s gross profit margins declined primarily due to increased raw material costs, partially offset by higher paint sales volume and selling price increases. The Consumer Brands Group’s gross profit increased $146.9 million due primarily to the inclusion of Valspar sales, partially offset by increased raw material costs, Acquisition-related inventory purchase accounting adjustments and lower sales volumes at certain customers compared to 2016. The Performance Coatings Group’s gross profit for 2017 increased $422.9 million due primarily to inclusion of Valspar sales and favorable currency translation rate changes, partially offset by higher raw material costs and Acquisition-related inventory purchase accounting adjustments. Acquisition-related purchase accounting adjustments decreased Consumer Brands and Performance Coatings Groups' gross profit by $49.2 million and $39.2 million, respectively, for 2017. Both Consumer Brands and Performance Coatings Groups' gross profit margins were lower due to inclusion of Valspar sales, higher raw material costs and Acquisition-related inventory purchase accounting adjustments to inventory, partially offset by selling price increases.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SG&A increased by $650.9 million due primarily to the inclusion of Valspar SG&A, increased expenses to support higher sales levels and net new store openings, as well as increased Acquisition expenses in the Administrative segment. Acquisition expenses in the Administrative segment were $131.2 million and $58.4 million in 2017 and 2016, respectively. SG&A decreased as a percent of sales to 31.9 percent in 2017 from 34.9 percent in 2016 primarily due to the addition of Valspar sales beginning in June. Excluding Valspar SG&A and Acquisition expenses, SG&A as a percent of sales was 33.6 percent and 34.4 percent in 2017 and 2016, respectively. In The Americas Group, SG&A increased $144.6 million for the year due primarily to increased spending due to the number of new store openings and general comparable store expenses to support higher sales levels. The Consumer Brands Group’s SG&A increased by $168.3 million for the year from inclusion of Valspar SG&A, partially offset by improved expense control and integration synergies. The Performance Coatings Group’s SG&A increased by $253.2 million for the year primarily due to inclusion of Valspar SG&A, partially offset by improved expense control and integration synergies. The Administrative segment’s SG&A increased $84.8 million primarily due to increased Acquisition-related costs.
Amortization and impairment expenses in total increased $172.7 million in 2017 primarily due to amortization of Acquisition-related intangibles. Amortization of Acquisition-related intangibles was $127.8 million and $54.4 million for the Performance Coatings and Consumer Brands Groups, respectively. Impairment of goodwill and intangibles expenses decreased $8.7 million in 2017.
Other general expense - net increased $8.5 million in 2017 compared to 2016. The increase was mainly caused by an increase of $10.5 million of expense in the Administrative segment, primarily due to a year-over-year decrease in gain on sale of assets of $38.0 million partially offset by a decrease in provisions for environmental matters of $27.5 million. See Note 13, on page 69 and 70 of this report, for more information concerning Other general expense - net.
As required by the Goodwill and Other Intangibles Topic of the ASC, management performed an annual impairment test of goodwill and indefinite-lived intangible assets as of October 1, 2017. The impairment tests in 2017 resulted in $2.0 million impairment of trademarks recorded in The Americas Group. The impairment tests in 2016, resulted in $10.7 million impairment in goodwill from the same reporting unit. See Note 4, on pages 51 and 52 of this report, for more information concerning the impairment of intangible assets.
Interest expense increased $109.4 million in 2017 primarily due to Acquisition-related debt incurred.
Other (income) expense - net increased $12.4 million in 2017 compared to 2016. This increase was mainly due to an increase in foreign currency related transaction losses of $6.9 million in 2017, primarily in The Americas Group and Consumer Brands Group. There were no other items within Other income or Other expense that were individually significant at December 31, 2017. See Note 13 on page 70 of this report for more information concerning Other (income) expense - net.
Consolidated Income before income taxes in 2017 decreased $67.0 million resulting from an increase of $650.9 million in SG&A, an increase of $172.7 million in amortization and impairment expenses in total, and an increase of $109.4 million in interest expense, partially offset by an increase of $858.5 million in gross profit. Income before income taxes increased $164.2 million in The Americas Group and $41.3 million in the Performance Coatings Group, but decreased $75.0 million in the Consumer Brands Group, when compared to 2016. The Administrative segment expenses decreased Income before income taxes $197.5 million more than in 2016 resulting primarily from Acquisition expenses and increased Interest expense.
Net income increased in 2017 primarily due to the one-time benefit of $668.8 million from Deferred income tax reductions, which resulted in a consolidated effective income tax rate of (18.7) percent, improved operating results in The Americas Group and the inclusion of Valspar operating results, partially offset by Acquisition costs.
Excluding the impact of the Deferred income tax reductions, the effective income tax rate for continuing operations was 25.1 percent for 2017 and 29.0 percent for 2016, primarily due to the year over year impacts of Employee share-based payments. Diluted net income per common share increased 55.7 percent to $18.67 per share for 2017 from $11.99 per share in 2016. Diluted net income per common share from continuing operations was $19.11 per share in 2017, including a one-time benefit of $7.04 per share from the Deferred income tax reductions. Diluted net income per common share for 2017 was decreased by charges of $3.00 per share from Acquisition costs, including inventory purchase accounting adjustments and increased amortization of intangible assets. Valspar operations increased Diluted net income per common share by $.80 per share for 2017, including a $.92 per share charge from interest expense on new debt. Diluted net income per common share for 2016 was decreased by charges of $.86 per share from Acquisition costs. Currency translation rate changes did not have a significant impact on diluted net income per common share in 2017.
Management considers a measurement that is not in accordance with U.S. generally accepted accounting principles a useful measurement of the operational profitability of the Company. Some investment professionals also utilize such a measurement as an indicator of the value of profits and cash that are generated strictly from operating activities, putting aside working capital and certain other balance sheet changes. For this

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

measurement, management increases Net income for significant non-operating and non-cash expense items to arrive at an amount known as EBITDA. The reader is cautioned that the following value for EBITDA should not be compared to other entities unknowingly. EBITDA should not be considered an alternative to Net income or Net operating cash as an indicator of operating performance or as a measure of liquidity. The reader should refer to the determination of Net income and Net operating cash in accordance with U.S. generally accepted accounting principles disclosed in the Statements of Consolidated Income and Statements of Consolidated Cash Flows, on pages 40 and 43 of this report. EBITDA as used by management is calculated as follows:

	Year Ended December 31,
(thousands of dollars)	2017	2016	2015
Net income from continuing operations	$1,813,802	$1,132,703	$1,053,849
Interest Expense	263,471	154,088	61,791
Income Taxes	(285,583)	462,530	495,117
Depreciation	284,997	172,074	170,323
Amortization	206,764	25,404	28,237
EBITDA from continuing operations	$2,283,451	$1,946,799	$1,809,317
Valspar EBITDA *	160,563	(60,630)
EBITDA from continuing operations without Valspar	$2,122,888	$2,007,429	$1,809,317
* Valspar EBITDA for 2017 includes Valspar operations since June 1, 2017, purchase accounting items and acquisition costs. Valspar EBITDA for 2016 includes acquisition costs only.

RESULTS OF OPERATIONS - 2016 vs. 2015
Shown below are net sales and segment profit and the percentage change for the current period by segment for 2016 and 2015:

	Year Ended December 31,
(thousands of dollars)	2016	2015	Change
Net Sales:
The Americas Group	$8,377,083	$7,839,966	6.9%
Consumer Brands Group	1,527,515	1,577,955	-3.2%
Performance Coatings Group	1,946,004	1,916,300	1.6%
Administrative	5,000	5,083	-1.6%
Net sales	$11,855,602	$11,339,304	4.6%

	Year Ended December 31,
(thousands of dollars)	2016	2015	Change
Income Before Income Taxes:
The Americas Group	$1,605,306	$1,451,998	10.6%
Consumer Brands Group	301,041	308,833	-2.5%
Performance Coatings Group	257,187	201,881	27.4%
Administrative	(568,301)	(413,746)	-37.4%
Income before income taxes	$1,595,233	$1,548,966	3.0%
Consolidated net sales for 2016 increased due primarily to higher paint sales volume in The Americas Group and the impact of the Revenue reclassification beginning in the third quarter related to grossing up third-party service revenue and related costs which were previously netted and immaterial in prior periods. The Revenue reclassification increased sales in the year 1.1 percent. This prospective change primarily impacts The Americas and the Performance Coatings Groups. This change had no impact on segment profit, but reduced segment profit as a percent to net sales of the affected groups. Unfavorable currency translation rate changes decreased 2016 consolidated net sales 1.4 percent. Net sales of all consolidated foreign subsidiaries were down 3.7 percent to $1.722 billion for 2016 versus $1.789 billion for 2015 due primarily to unfavorable foreign currency translation rates. Net sales of all operations other than consolidated foreign subsidiaries were up 6.1 percent to $10.133 billion for 2016 versus $9.550 billion for 2015.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net sales in The Americas Group in 2016 increased primarily due to higher architectural paint sales volume across all end market segments. Net sales from stores open for more than twelve calendar months increased 5.3 percent for the full year. During 2016, The Americas Group opened 158 new stores and closed 16 redundant locations for a net increase of 142 stores, increasing the total number of stores in operation at December 31, 2016 to 4,519 in the United States, Canada, Latin America and the Caribbean. The Americas Group’s objective is to expand its store base an average of two and a half percent each year, primarily through internal growth. Sales of products other than paint increased approximately 7.0 percent for the year over 2015. A discussion of changes in volume versus pricing for sales of products other than paint is not pertinent due to the wide assortment of general merchandise sold.
Net sales of the Consumer Brands Group increased primarily due to higher volume sales to most of the Group's retail customers, partially offset by unfavorable currency translation rate changes decreased net sales 1.1 percent in the year. Sales of wood care coatings, brushes, rollers, caulk and other paint related products, were all up at least mid to high-single digits as compared to 2015 while sales of aerosol products were down slightly. A discussion of changes in volume versus pricing for sales of products other than paint is not pertinent due to the wide assortment of paint-related merchandise sold.
The Performance Coatings Group’s net sales in 2016, when stated in U.S. dollars, decreased due primarily to unfavorable currency translation rate changes. Unfavorable currency translation rate changes in the year decreased net sales by 2.6 percent for 2016. In 2016, the Performance Coatings Group opened 5 new branches and closed 13 locations decreasing the total from 296 to 288 branches open in the United States, Canada, Mexico, South America, Europe and Asia at year-end.
Net sales in the Administrative segment, which primarily consist of external leasing revenue of excess headquarters space and leasing of facilities no longer used by the Company in its primary business, decreased by an insignificant amount in 2016.
Consolidated gross profit increased $363.0 million in 2016 and improved as a percent to net sales to 50.0 percent from 49.0 percent in 2015 due primarily to higher paint sales volume and improved operating efficiencies partially offset by unfavorable currency translation rate changes. Excluding the effect of the Revenue reclassification, consolidated gross profit percent to net sales was 50.4 percent for 2016. The Americas Group’s gross profit for 2016 increased $338.9 million compared to 2015 due primarily to higher paint sales volume. The Americas Group's gross profit margins increased primarily due to higher paint sales volume partially offset by the effect of the Revenue reclassification. The Consumer Brands Group’s gross profit increased $19.8 million due primarily to improved operating efficiency and increased paint sales volume. The Consumer

Brands Group’s gross profit margins increased for those same reasons. The Performance Coatings Group’s gross profit for 2016 increased $8.8 million due primarily to improved operating efficiencies and decreasing raw material costs partially offset by unfavorable currency translation rate changes. The Performance Coatings Group’s gross profit increased as a percent of sales for those same reasons. Foreign currency translation rate fluctuations decreased Performance Coatings Group’s gross profit by $15.7 million for 2016. The Administrative segment’s gross profit decreased by $4.4 million.
SG&A increased by $245.9 million due primarily to increased expenses to support higher sales levels and net new store openings as well as the impact of Acquisition expenses of $58.4 million recorded in the Administrative segment. SG&A increased as a percent of sales to 35.1 percent in 2016 from 34.5 percent in 2015 primarily due to those same reasons. In The Americas Group, SG&A increased $177.7 million for the year due primarily to the number of new store openings and general comparable store expenses to support higher sales levels. The Consumer Brands Group’s SG&A increased by $6.5 million for the year in support of increased sales levels. The Performance Coatings Group’s SG&A decreased by $22.1 million for the year relating primarily to foreign currency translation rate fluctuations reducing SG&A by $16.0 million. The Administrative segment’s SG&A increased $83.8 million primarily due to Acquisition expenses and incentive compensation.
Other general expense - net decreased $17.9 million in 2016 compared to 2015. The decrease was mainly caused by a decrease of $19.2 million of expense in the Administrative segment, primarily due to a year-over-year increase in gain on sale of assets of $29.8 million partially offset by an increase in provisions for environmental matters of $11.9 million. See Note 13, on page 69 and 70 of this report, for more information concerning Other general expense - net.
As required by the Goodwill and Other Intangibles Topic of the ASC, management performed an annual impairment test of goodwill and indefinite-lived intangible assets as of October 1, 2016. The impairment tests in 2016 resulted in $10.7 million impairment of goodwill and trademarks recorded in The Americas Group for the Latin America operating unit. See Note 4, on pages 51 and 52 of this report, for more information concerning the impairment of intangible assets.
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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Additionally, foreign currency related transaction losses of $7.3 million in 2016 compared to $9.5 million in 2015, primarily in The Americas Group and the Performance Coatings Group. See Note 13, on page 70 of this report, for more information concerning Other expense (income) - net.
Consolidated Income before income taxes in 2016 increased $46.3 million due primarily to an increase of $363.0 million in gross profit partially offset by an increase of $245.9 million in SG&A and an increase of $60.2 million in interest expense, interest and net investment income and other expenses. Income before income taxes increased $153.3 million in The Americas Group, $10.4 million in the Consumer Brands Group, and $37.1 million in the Performance Coatings Group when compared to 2015. The Administrative segment had a decreased impact on Income before income taxes of $154.6 million when compared to 2015 resulting primarily from Acquisition expenses and increased interest expense. Segment profit of all consolidated foreign subsidiaries decreased 20.7 percent to $60.1 million for 2016 versus $75.8 million for 2015. Segment profit of all operations other than consolidated foreign subsidiaries increased 4.2 percent to $1.535 billion for 2016 versus $1.473 billion for 2015.

Net income increased $78.9 million in 2016 primarily due to the increase in Income before income taxes and the Income tax accounting change.
The effective income tax rate was 29.0 percent for 2016 and 32.0 percent for 2015. The decrease in the effective tax rate in 2016 compared to 2015 was primarily due to the Income tax accounting change. Excluding the impact of Acquisition expense tax benefits and the adoption of ASU No. 2016-09, the effective income tax rate was 32.3 percent for 2016. Diluted net income per common share increased 7.5 percent to $11.99 per share for 2016, including an $.86 per share charge for expenses associated with the Acquisition partially offset by an increase of $.40 per share related to the Income tax accounting change, from $11.15 per share a year ago. Unfavorable currency translation rate changes decreased diluted net income per common share by $.14 per share for the year.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

[THIS PAGE INTEIONALLY LEFT BLANK]

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
In order to ensure that the Company’s internal control over financial reporting was effective as of December 31, 2017, we conducted an assessment of its effectiveness under the supervision and with the participation of our management group, including our principal executive officer and principal financial officer. This assessment was based on the criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
On June 1, 2017, the Company completed the acquisition of the Valspar Corporation (Valspar). As permitted by the Securities and Exchange Commission, management excluded the Valspar operations from its assessment of internal control over financial reporting as of December 31, 2017. Valspar operations constituted 13 percent and 36 percent of total assets and net assets, respectively, as of December 31, 2017, and 16 percent of sales and 3 percent of net income for the year then ended. Valspar operations will be included in the Company's assessment as of December 31, 2018.
Based on our assessment of internal control over financial reporting under the criteria established in Internal Control – Integrated Framework, we have concluded that, as of December 31, 2017, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting as of December 31, 2017 has been audited by Ernst & Young LLP, an independent registered public accounting firm, and their report on the effectiveness of our internal control over financial reporting is included on page 37 of this report.

J. G. Morikis
Chairman, President and Chief Executive Officer

A. J. Mistysyn
Senior Vice President - Finance and Chief Financial Officer

J. M. Cronin
Senior Vice President - Corporate Controller

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of The Sherwin-Williams Company

Opinion on Internal Control over Financial Reporting
We have audited The Sherwin-Williams Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, The Sherwin-Williams Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.
As indicated in the accompanying Report of Management on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Valspar, which is included in the 2017 consolidated financial statements of the Company and constituted 13 percent and 36 percent of total and net assets, respectively, as of December 31, 2017 and 16 percent and 3 percent of total revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Valspar.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of The Sherwin-Williams Company as of December 31, 2017, 2016, and 2015, and the related consolidated statements of income and comprehensive income, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2017, and the related notes and our report dated February 23, 2018 expressed an unqualified opinion thereon.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Cleveland, Ohio
February 23, 2018

REPORT OF MANAGEMENT ON THE
CONSOLIDATED FINANCIAL STATEMENTS

Shareholders of The Sherwin-Williams Company
We are responsible for the preparation and fair presentation of the consolidated financial statements, accompanying notes and related financial information included in this report of The Sherwin-Williams Company and its consolidated subsidiaries (collectively, the “Company”) as of December 31, 2017, 2016 and 2015 and for the years then ended in accordance with U.S. generally accepted accounting principles. The consolidated financial information included in this report contains certain amounts that were based upon our best estimates, judgments and assumptions that we believe were reasonable under the circumstances.
We have conducted an assessment of the effectiveness of internal control over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As discussed in the Report of Management on Internal Control Over Financial Reporting on page 36 of this report, we concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017.
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

J. M. Cronin
Senior Vice President - Corporate Controller

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of The Sherwin-Williams Company
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of The Sherwin-Williams Company (the Company) as of December 31, 2017, 2016 and 2015, and the related consolidated statements of income and comprehensive income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2017, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Sherwin-Williams Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 23, 2018 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company‘s auditor since 1908.
Cleveland, Ohio
February 23, 2018

STATEMENTS OF CONSOLIDATED INCOME AND COMPREHENSIVE INCOME
(thousands of dollars except per common share data)

	Year Ended December 31,
	2017	2016	2015

Net sales	$14,983,788	$11,855,602	$11,339,304
Cost of goods sold	8,202,577	5,932,851	5,779,691
Gross profit	6,781,211	5,922,751	5,559,613
Percent to net sales	45.3%	50.0%	49.0%
Selling, general and administrative expenses	4,785,415	4,134,517	3,885,668
Percent to net sales	31.9%	34.9%	34.3%
Other general expense - net	20,865	12,368	30,268
Amortization	206,764	25,404	28,237
Impairment of goodwill and trademarks	2,022	10,688	—
Interest expense	263,471	154,088	61,791
Interest and net investment income	(8,571)	(4,960)	(1,399)
Other (income) expense - net	(16,974)	(4,587)	6,082

Income from continuing operations before income taxes	1,528,219	1,595,233	1,548,966
Income tax (credit) expense	(285,583)	462,530	495,117

Net income from continuing operations	1,813,802	1,132,703	1,053,849

Loss from discontinued operations
Income taxes	41,540
Net loss from discontinued operations	(41,540)	—	—

Net income	$1,772,262	$1,132,703	$1,053,849

Basic net income per common share:
Continuing operations	$19.52	$12.33	$11.43
Discontinued operations	(.44)	—	—
Net income per common share	$19.08	$12.33	$11.43

Diluted net income per common share
Continuing operations	$19.11	$11.99	$11.15
Discontinued operations	(.44)	—	—
Net income per common share	$18.67	$11.99	$11.15

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED INCOME AND COMPREHENSIVE INCOME
(thousands of dollars except per common share data)

	Year Ended December 31,
	2017	2016	2015

Net income	$1,772,262	$1,132,703	$1,053,849

Other comprehensive income (loss), net of tax:

Foreign currency translation adjustments	147,930	(18,648)	(128,245)

Pension and other postretirement benefit adjustments:
Amounts recognized in Other
comprehensive loss (1)	47,995	(28,385)	7,974
Amounts reclassified from Other
comprehensive loss (2)	(7,762)	7,635	5,847
	40,233	(20,750)	13,821
Unrealized net gains (losses) on available-for-sale securities:
Amounts recognized in Other
comprehensive loss (3)	2,026	1,046	(1,191)
Amounts reclassified from Other
comprehensive loss (4)	(720)	89	478
	1,306	1,135	(713)

Unrealized net gains on cash flow hedges:
Amounts recognized in Other
comprehensive loss (5)	(30,765)	85,007	—
Amounts reclassified from
Other comprehensive loss (6)	(3,223)
	(33,988)	85,007	—
Other comprehensive income (loss)	155,481	46,744	(115,137)
Comprehensive income	$1,927,743	$1,179,447	$938,712

(1) Net of taxes of $(19,313), $17,200 and $(3,399), in 2017, 2016 and 2015, respectively.
(2) Net of taxes of $4,764, $(4,691) and $(1,647), in 2017, 2016 and 2015, respectively.
(3) Net of taxes of $(1,244), $(643) and $736, in 2017, 2016 and 2015, respectively.
(4) Net of taxes of $442, $(55) and $(296) in 2017, 2016 and 2015, respectively.
(5) Net of taxes of $18,884 and $(52,226) in 2017 and 2016, respectively.
(6) Net of taxes of $1,978 in 2017.

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(thousands of dollars)

	December 31,
	2017	2016	2015
Assets
Current assets:
Cash and cash equivalents	$204,213	$889,793	$205,744
Accounts receivable, less allowance	2,104,555	1,230,987	1,114,275
Inventories:
Finished goods	1,415,339	898,627	840,603
Work in process and raw materials	386,036	169,699	177,927
	1,801,375	1,068,326	1,018,530
Deferred income taxes	—	57,162	87,883
Other current assets	355,697	381,030	230,748
Total current assets	4,465,840	3,627,298	2,657,180

Goodwill	6,814,345	1,126,892	1,143,333
Intangible assets	6,002,361	255,010	255,371
Deferred pension assets	296,743	225,529	244,882
Other assets	502,023	421,904	436,309
Property, plant and equipment:
Land	254,676	115,555	119,530
Buildings	962,094	714,815	696,202
Machinery and equipment	2,572,963	2,153,437	2,026,617
Construction in progress	177,056	117,126	81,082
	3,966,789	3,100,933	2,923,431
Less allowances for depreciation	2,089,674	2,005,045	1,881,569
	1,877,115	1,095,888	1,041,862
Total Assets	$19,958,427	$6,752,521	$5,778,937

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings	$633,731	$40,739	$39,462
Accounts payable	1,791,552	1,034,608	1,157,561
Compensation and taxes withheld	508,166	398,045	338,256
Accrued taxes	79,901	76,765	81,146
Current portion of long-term debt	1,179	700,475	3,154
Other accruals	972,651	578,547	522,280
Total current liabilities	3,987,180	2,829,179	2,141,859

Long-term debt	9,885,745	1,211,326	1,907,278
Postretirement benefits other than pensions	274,675	250,397	248,523
Deferred income taxes	1,434,196	73,833	138,709
Other long-term liabilities	684,443	509,345	474,658

Shareholders’ equity:
Common stock - $1.00 par value:
93,883,645, 93,013,031, and 92,246,525 shares outstanding
at December 31, 2017, 2016 and 2015, respectively	117,561	116,563	115,761
Other capital	2,723,183	2,488,564	2,330,426
Retained earnings	5,502,730	4,049,497	3,228,876
Treasury stock, at cost	(4,266,416)	(4,235,832)	(4,220,058)
Cumulative other comprehensive loss	(384,870)	(540,351)	(587,095)
Total shareholders’ equity	3,692,188	1,878,441	867,910

Total Liabilities and Shareholders’ Equity	$19,958,427	$6,752,521	$5,778,937
See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS
(thousands of dollars)

	Year Ended December 31,
Operating Activities	2017	2016	2015
Net income	$1,772,262	$1,132,703	$1,053,849
Adjustments to reconcile net income to net operating cash:
Loss from discontinued operations	41,540	—	—
Depreciation	284,997	172,074	170,323
Amortization of intangible assets	206,764	25,404	28,237
Amortization of inventory purchase accounting adjustments	54,924
Impairment of goodwill and trademarks	2,022	10,688	—
Amortization of credit facility and debt issuance costs	8,313	63,759	3,096
Provisions for environmental-related matters	15,443	42,932	31,071
Provisions for qualified exit costs	50,503	3,038	9,761
Deferred income taxes	(606,135)	(68,241)	4,976
Defined benefit pension plans net cost	18,153	14,851	6,491
Stock-based compensation expense	90,292	72,109	72,342
Net decrease in postretirement liability	(17,865)	(12,373)	(6,645)
Decrease in non-traded investments	65,703	64,689	65,144
Loss (gain) on sale or disposition of assets	5,422	(30,564)	(803)
Other	1,051	5,334	3,617
Change in working capital accounts:
(Increase) in accounts receivable	(49,850)	(113,855)	(56,873)
(Increase) in inventories	(89,959)	(52,577)	(40,733)
Increase (decrease) in accounts payable	166,687	(118,893)	160,111
(Decrease) increase in accrued taxes	(20,878)	(2,159)	4,606
Increase (decrease) in accrued compensation and taxes withheld	11,286	60,632	(13,128)
(Increase) decrease in refundable income taxes	(15,520)	(1,343)	19,230
Other	16,270	56,215	(955)
Costs incurred for environmental-related matters	(13,792)	(15,178)	(11,995)
Costs incurred for qualified exit costs	(45,422)	(6,267)	(11,200)
Other	(68,243)	5,594	(43,059)
Net operating cash	1,883,968	1,308,572	1,447,463

Investing Activities
Capital expenditures	(222,767)	(239,026)	(234,340)
Acquisitions of businesses, net of cash acquired	(8,810,315)		—
Proceeds from sale of assets	47,246	38,434	11,300
Increase in other investments	(61,526)	(103,182)	(65,593)
Net investing cash	(9,047,362)	(303,774)	(288,633)

Financing Activities
Net increase (decrease) in short-term borrowings	356,320	(899)	(630,226)
Proceeds from long-term debt	8,275,169	500	797,514
Payments of long-term debt	(1,852,812)	(1,111)	—
Payments for credit facility and debt issuance costs	(49,376)	(65,119)
Payments of cash dividends	(319,029)	(312,082)	(249,647)
Proceeds from stock options exercised	143,579	86,831	89,990
Income tax effect of stock-based compensation exercises and vesting	—	—	89,691
Treasury stock purchased		—	(1,035,291)
Other	(39,761)	(15,473)	(42,384)
Net financing cash	6,514,090	(307,353)	(980,353)
Effect of exchange rate changes on cash	(36,276)	(13,396)	(13,465)
Net (decrease) increase in cash and cash equivalents	(685,580)	684,049	165,012
Cash and cash equivalents at beginning of year	889,793	205,744	40,732
Cash and cash equivalents at end of year	$204,213	$889,793	$205,744
Taxes paid on income	$419,695	$477,786	$335,119
Interest paid on debt	220,630	153,850	48,644

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY
(thousands of dollars except per common share data)

	Common Stock	Other Capital	Retained Earnings	Treasury Stock	Cumulative Other Comprehensive Loss	Total
Balance at January 1, 2015	$114,525	$2,079,639	$2,424,674	$(3,150,410)	$(471,958)	$996,470
Net income			1,053,849			1,053,849
Other comprehensive loss					(115,137)	(115,137)
Treasury stock purchased				(1,035,291)		(1,035,291)
Stock-based compensation activity	1,236	161,096		(34,357)		127,975
Income tax effect of stock compensation		89,691				89,691
Cash dividends -- $2.68 per common share			(249,647)			(249,647)
Balance at December 31, 2015	115,761	2,330,426	3,228,876	(4,220,058)	(587,095)	867,910
Net income			1,132,703			1,132,703
Other comprehensive income					46,744	46,744
Stock-based compensation activity	802	158,138		(15,774)		143,166
Cash dividends -- $3.36 per common share			(312,082)			(312,082)
Balance at December 31, 2016	116,563	2,488,564	4,049,497	(4,235,832)	(540,351)	1,878,441
Net income			1,772,262			1,772,262
Other comprehensive income					155,481	155,481
Stock-based compensation activity	998	232,351		(30,584)		202,765
Acquired noncontrolling interest		2,268				2,268
Cash dividends -- $3.40 per common share			(319,029)			(319,029)
Balance at December 31, 2017	$117,561	$2,723,183	$5,502,730	$(4,266,416)	$(384,870)	$3,692,188

See notes to consolidated financial statements.

[THIS PAGE INTENTIONALLY LEFT BLANK]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES
Consolidation. The consolidated financial statements include the accounts of The Sherwin-Williams Company and its wholly owned subsidiaries (collectively, the Company). Inter-company accounts and transactions have been eliminated. In order to facilitate our year-end closing process, Valspar foreign subsidiaries’ financial results are included in our consolidated financial statements on a one-month lag.
Use of estimates. The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those amounts.
Nature of operations. The Company is engaged in the development, manufacture, distribution and sale of paint, coatings and related products to professional, industrial, commercial and retail customers primarily in North and South America, with additional operations in the Caribbean region, Europe, Asia and Australia.
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
Non-traded investments: The Company has investments in the U.S. affordable housing and historic renovation real estate markets and certain other investments that have been identified as variable interest entities. However, because the Company does not have the power to direct the day-to-day operations of the investments and the risk of loss is limited to the amount of contributed capital, the Company is not considered the primary beneficiary. In accordance with the Consolidation Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), the investments are not consolidated. For affordable housing investments entered into prior to the January 1, 2015 adoption of Accounting Standard Update (ASU) No. 2014-01, the Company uses the effective yield method to determine the carrying value of the investments. Under the effective yield method, the initial cost of the investments is amortized to income tax expense over the period that the tax credits are recognized. For affordable housing investments entered into on or after the January 1, 2015 adoption of ASU No. 2014-01, the Company uses the proportional amortization method. Under the proportional amortization method, the initial cost of the investments is amortized to income tax expense in proportion to the tax credits and other tax benefits received. The carrying amounts of the investments, included in Other assets, were $189,386, $193,413 and $189,484 at December 31, 2017, 2016 and 2015, respectively. The liabilities recorded on the balance sheets for estimated future capital contributions to the investments were $179,026, $178,584 and $172,899 at December 31, 2017, 2016 and 2015, respectively.
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

	December 31,
	2017		2016		2015
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value
Publicly traded debt	$8,742,739	$9,054,277	$1,907,704	$1,912,646	$1,905,650	$1,960,169
Non-traded debt	1,144,185	1,088,630	4,097	3,783	4,782	4,555

Derivative instruments: The Company utilizes derivative instruments as part of its overall financial risk management policy. The Company entered into foreign currency option and forward currency exchange contracts with maturity dates of less than twelve months in 2017, 2016, and 2015, primarily to hedge against value changes in foreign currency. See Note 13. There were no material foreign currency option and forward contracts outstanding at December 31, 2017, 2016 and 2015.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

In 2016, the Company entered into a series of interest rate lock agreements which were designated as cash flow hedges. The interest rate locks settled during 2017. See Note 7.

Fair value measurements. The following tables summarize the Company’s assets and liabilities measured on a recurring and non-recurring basis in accordance with the Fair Value Measurements and Disclosures Topic of the ASC:

Assets and Liabilities Reported at Fair Value on a Recurring Basis

	Fair Value at December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Deferred compensation plan assets (1)	$61,097	$34,433	$26,664
Liabilities:
Deferred compensation plan liabilities (2)	$70,850	$70,850

(1)
The deferred compensation plan assets consists of the investment funds maintained for the future payments under the Company’s executive deferred compensation plans, which are structured as rabbi trusts. The investments are marketable securities accounted for under the Debt and Equity Securities Topic of the ASC. The level 1 investments are valued using quoted market prices multiplied by the number of shares. The level 2 investments are valued based on vendor or broker models. The cost basis of the investment funds is $56,326.

(2)
The deferred compensation plan liabilities are the Company’s liabilities under its deferred compensation plans. The liabilities represent the fair value of the participant shadow accounts, and the value is based on quoted market prices in active markets for identical assets.

Assets and Liabilities Reported at Fair Value on a Nonrecurring Basis. As a result of the 2017 annual trademark impairment test performed in accordance with the Intangibles Topic of the ASC, a trademark with a carrying value of $2,022 was written off. See Note 4. Except for this trademark measurement and the acquisition-related fair value measurements described in Note 2, there were no assets and liabilities measured at fair value on a nonrecurring basis in 2017. These fair value measurements qualify as level 3 measurements.
Accounts receivable and allowance for doubtful accounts. Accounts receivable were recorded at the time of credit sales net of provisions for sales returns and allowances. The Company recorded an allowance for doubtful accounts of $52,997, $40,450 and $49,420 at December 31, 2017, 2016 and 2015, respectively, to reduce Accounts receivable to their estimated net realizable value. The allowance was based on an analysis of historical bad debts, a review of the aging of Accounts receivable and the current creditworthiness of customers. Accounts receivable balances are written-off against the allowance if a final determination of uncollectibility is made. All provisions for allowances for doubtful collection of accounts are related to the creditworthiness of accounts and are included in Selling, general and administrative expenses.
Reserve for obsolescence. The Company recorded a reserve for obsolescence of $103,698, $87,715 and $91,217 at December 31, 2017, 2016 and 2015, respectively, to reduce Inventories to their estimated net realizable value.
Goodwill. Goodwill represents the cost in excess of fair value of net assets acquired in business combinations accounted for by the purchase method. In accordance with the Intangibles Topic of the ASC, goodwill is tested for impairment on an annual basis and in between annual tests if events or circumstances indicate potential impairment. See Note 4.

Intangible assets. Intangible assets include indefinite-lived trademarks, customer relationships and intellectual property. As required by the Goodwill and Other Intangibles
Topic of the ASC, indefinite-lived trademarks are not amortized, but instead are tested annually for impairment, and between annual tests whenever an event occurs or circumstances indicate potential impairment. See Note 4. The costs of finite-lived intangible assets are amortized on a straight-line basis over the expected period of benefit, which ranges primarily from 15 to 20 years.
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

Buildings	4.0% – 20.0%
Machinery and equipment	10.0% – 20.0%
Furniture and fixtures	6.7% – 33.3%
Automobiles and trucks	10.0% – 33.3%
Standby letters of credit. The Company occasionally enters into standby letter of credit agreements to guarantee various operating activities. These agreements provide credit

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

availability to the various beneficiaries if certain contractual events occur. Amounts outstanding under these agreements totaled $75,272, $43,658 and $45,407 at December 31, 2017, 2016 and 2015, respectively.
Product warranties. The Company offers product warranties for certain products. The specific terms and conditions of such warranties vary depending on the product or customer contract requirements. Management estimated the costs of unsettled product warranty claims based on historical results and experience and included an amount in Other accruals. Management periodically assesses the adequacy of the accrual for product warranty claims and adjusts the accrual as necessary. Changes in the Company’s accrual for product warranty claims during 2017, 2016 and 2015, including customer satisfaction settlements during the year, were as follows:

	2017	2016	2015
Balance at January 1	$34,419	$31,878	$27,723
Charges to expense	39,707	38,954	43,484
Settlements	(53,143)	(36,413)	(39,329)
Acquisition	130,442
Balance at December 31	$151,425	$34,419	$31,878

Warranty accruals of $130,442 were acquired in connection with the Valspar acquisition. This amount includes warranties from certain products under extended furniture protection plans along with other general customer warranties. Revenue related to the furniture protection plans is deferred and recognized over the contract life.
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
Cumulative other comprehensive loss. At December 31, 2017, the ending balance of Cumulative other comprehensive loss included adjustments for foreign currency translation of $353,346, net prior service costs and net actuarial losses related to pension and other postretirement benefit plans of $84,863, unrealized net gains on marketable equity securities of $2,320 and unrealized net gains on interest rate lock cash flow hedges of $51,019. At December 31, 2016 and 2015, the ending balance of Cumulative other comprehensive loss included adjustments for foreign currency translation of $501,277 and $482,629, respectively, net prior service costs and net actuarial losses related to pension and other postretirement benefit plans of $125,096 and $104,346, respectively, and unrealized gains and losses on marketable equity securities of $1,015 and $120, respectively.
Revenue recognition. The Company recognized revenue when products were shipped and title passed to unaffiliated customers. Collectibility of amounts recorded as revenue was reasonably assured at the time of recognition.
Third-party service revenue. The Company uses subcontractors to provide installation services for customers. Under these arrangements, the Company invoices the customer for both the product and installation and remitted payment to the subcontractor for the installation. Starting in the third quarter of 2016, the Company recorded the installation revenue in Net sales and the payments to subcontractors in Cost of goods sold. Prior to the third quarter of 2016, these amounts were netted and immaterial.
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
Costs of goods sold. Included in Costs of goods sold were costs for materials, manufacturing, distribution and related support. Distribution costs included expenses related to the distribution of products including inbound freight charges, purchase and receiving costs, warehousing costs, internal transfer costs and other costs incurred to ship products. Also included in Costs of goods sold were total technical expenditures, which included research and development costs, quality control, product formulation expenditures and other similar items. Research and development costs included in technical expenditures were $58,474, $58,041 and $57,667 for 2017, 2016 and 2015, respectively. See Note 9.
Selling, general and administrative expenses. Selling costs included advertising expenses, marketing costs, employee and store costs and sales commissions. The cost of advertising was expensed as incurred. The Company incurred $374,059, $351,002 and $338,188 in advertising costs during 2017, 2016 and 2015, respectively. General and administrative expenses included human resources, legal, finance and other support and administrative functions.
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
Impact of recently issued accounting standards. Effective January 1, 2017, the Company adopted ASU No. 2015-17, "Balance Sheet Classification of Deferred Taxes," which eliminates the requirement for separate presentation of current and non-current portions of deferred tax. Subsequent to adoption, all deferred tax assets and deferred tax liabilities are presented as non-current on the balance sheet. The changes have been applied prospectively as permitted by the ASU and prior years have not been restated. The adoption of this ASU does not have a material effect on the Company's results of operations, financial condition or liquidity.
In March 2017, the FASB issued ASU No. 2017-07, "Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Costs." The standard requires the service component of pension and other postretirement benefit expense to be presented in the same income statement lines as other employee compensation costs, however, the other components will be presented outside of operating income. In addition, only the service cost component will be eligible for capitalization in assets. The standard is effective starting in 2018, with early adoption permitted. Retrospective application is required for the guidance on the income statement presentation. Prospective application is required for the guidance on the cost capitalization in assets. The standard is not expected to have a material effect on the Company's results of operations, financial condition or liquidity.
In January 2017, the FASB issued ASU No. 2017-04, “Simplifying the Test for Goodwill Impairment.” This standard simplifies the accounting for goodwill impairment by eliminating the Step 2 requirement to calculate the implied fair value of goodwill. Instead, if a reporting unit's carrying amount exceeds its fair value, an impairment charge will be recorded based on that difference. The impairment charge will be limited to the amount of goodwill allocated to that reporting unit. The standard will be applied prospectively and is effective for impairment tests performed after December 15, 2019, with early adoption permitted. The standard is not expected to have a material effect on the Company's results of operations, financial condition or liquidity.
In February 2016, the FASB issued ASU No. 2016-02, “Leases,” which consists of a comprehensive lease accounting standard. Under the new standard, assets and liabilities arising from most leases will be recognized on the balance sheet. Leases will be classified as either operating or financing, and the lease classification will determine whether expense is recognized on a straight line basis (operating leases) or based on an effective interest method (financing leases). The new standard is effective for interim and annual periods starting in 2019. A modified retrospective transition approach is required with certain practical expedients available.  The Company has made significant progress with its assessment process, and anticipates this standard will have a material impact on its consolidated balance sheet. While the Company continues to assess all potential impacts of the standard, it currently believes the most significant impact relates to recording lease assets and related liabilities on the balance sheet for its retail operations in The Americas Group.
In January 2016, the FASB issued ASU No. 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities,” which amends the guidance for certain

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

aspects of recognition, measurement and disclosure of financial instruments. The standard is effective for interim and annual periods starting in 2018, and early adoption is not permitted. Although the Company continues to assess the potential impacts of the standard, it currently believes that the main impact will be that changes in fair value of marketable securities currently classified as available-for-sale will be recognized in earnings rather than in other comprehensive income. The standard is not expected to have a material effect on the Company's results of operations, financial condition or liquidity.
In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers," which consists of a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under U.S. GAAP. The standard is effective for interim and annual periods beginning after December 15, 2017. The Company will adopt the standard using the modified retrospective method. The Company has completed its determination of the expanded disclosures regarding revenue, as well as any impacts on the timing of recognition in some arrangements or contracts for the sale of goods or services. Management's assessment identified certain revenue components within the Consumer Brands Group that are recorded as Selling, general and administrative expenses of approximately $60.0 million as of December 31, 2017, which upon adoption of the new standard would be recorded as a contra revenue in Net sales on the Statements of Consolidated Income. In addition, the Company has made enhancements to its information systems and internal controls in response to the new rule requirements. The Company is prepared to provide expanded disclosures in the consolidated financial statements upon adoption and it is expected that the adoption of this standard will not materially impact Net income or the Company's liquidity.
Reclassification. Certain amounts in the notes to the consolidated financial statements for 2015 and 2016 have been reclassified to conform to the 2017 presentation.

NOTE 2 – ACQUISITIONS
On June 1, 2017, the Company completed the acquisition of The Valspar Corporation (Valspar) at $113 per share in an all cash transaction for a total purchase price of $8.9 billion, net of divestiture proceeds of $431.0 million (Acquisition). On April 11, 2017, the Company and Valspar entered into a definitive agreement with Axalta Coating Systems Ltd. to divest the assets related to Valspar's North American industrial wood coatings business. The divestiture was also completed on June 1, 2017, and is reported as a discontinued operation with no pre-tax gain or loss, but includes the tax expense effect of this separate transaction. Proceeds of $431.0 million were received for the divested assets sold. The divestiture resulted in a tax provision of $41.5 million, which reduced basic and diluted net income per common share by $.44 and $.44, respectively, for the year ended December 31, 2017. The Acquisition expands the Company's diversified array of brands and technologies, expands its global platform and adds new capabilities in its packaging and coil businesses.
The preliminary allocation of the fair value of the Acquisition is summarized in the following table. Allocations are based on the acquisition method of accounting and in-process third-party valuation appraisals. The allocation of the fair value will be finalized within the allowable measurement period.

(millions of dollars)

Cash	$129.1
Accounts receivable	817.5
Inventories	684.5
Indefinite-lived trademarks	775.9
Finite-lived intangible assets	5,071.8
Goodwill	5,675.2
Property, plant and equipment	833.0
All other assets	231.1
Accounts payable	(553.2)
Long-term debt	(1,603.5)
Deferred taxes	(2,028.9)
All other liabilities	(1,093.1)
Total	$8,939.4
Total, net of cash	$8,810.3
Finite-lived intangible assets include customer relationships of $3.3 billion and intellectual property and technology of $1.8 billion, which are being amortized over weighted average amortization periods ranging from 15 to 20 years. Based on the preliminary purchase accounting, goodwill of $2.3 billion, $1.9 billion and $1.5 billion was recorded in The Americas Group, Performance Coatings Group and Consumer Brands Group, respectively, and relates primarily to expected synergies.
The Company's Net sales and Net income for the year ended December 31, 2017 include sales of $2.464 billion and a profit before tax of $115.8 million related to the Acquisition. Net income for the year ended December 31, 2017 includes $183.1 million of intangibles amortization expense. During the year ended December 31, 2017, the Company incurred transaction and integration related SG&A expense of $126.8 million and interest expense of $179.3 million related to the Acquisition.
During the year ended December 31, 2016, the Company incurred transaction and integration related SG&A expense of $58.4 million and interest expense of $72.8 million related to the anticipated acquisition of Valspar.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

The following pro forma information presents consolidated financial information as if Valspar had been acquired at the beginning of 2016. Pro forma adjustments have been made to exclude Valspar's North American industrial wood coatings business results and certain transaction and integration costs from all periods presented. Interest expense has been adjusted as though total debt related to the Acquisition had been outstanding at January 1, 2016. Amortization of acquired intangibles and fixed asset step-ups has been adjusted as though the amortization period started January 1, 2016. The $54.9 million amortization of inventory cost increases resulting from the preliminary purchase accounting has been included in 2016 to reflect the pro forma transaction date of January 1, 2016, and thus this amount has been excluded for the year ended December 31, 2017. The unaudited pro forma consolidated financial information does not necessarily reflect the actual results that would have occurred had the Acquisition taken place on January 1, 2016, nor is it meant to be indicative of future results of operations of the combined companies under the ownership and operation of the Company.

	2017	2016
Net sales	$16,634,913	$15,861,367
Net income from continuing operations	1,854,613	1,008,138
Net income per common share from continuing operations
Basic	$19.96	$10.98
Diluted	$19.54	$10.67
NOTE 3 – INVENTORIES
Inventories were principally stated at the lower of cost or market with cost determined on the last-in, first-out (LIFO) method. The following presents the effect on inventories, net income and net income per common share had the Company used the first-in, first-out (FIFO) inventory valuation method adjusted for income taxes at the statutory rate in effect at each reporting date and assuming no other adjustments. Management believes that the use of LIFO results in a better matching of costs and revenues. This information is presented to enable the reader to make comparisons with companies using the FIFO method of inventory valuation. The decrease in percentage of total inventories on LIFO in 2017 was due to the Acquisition which only carried approximately 40 percent of its inventory on the LIFO method.

	2017	2016	2015
Percentage of total inventories on LIFO	66%	79%	78%
Excess of FIFO over LIFO	$286,961	$253,353	$251,060
(Decrease) increase in net income due to LIFO	(20,669)	(1,421)	49,658
(Decrease) increase in net income per common share due to LIFO	(.22)	(.02)	.53

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
During 2017, the Company recorded preliminary goodwill of $5,675,244, finite-lived intangibles of $5,071,800 and indefinite-lived trademarks of $775,900 in connection with the Acquisition. See Note 2.
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
The annual impairment review performed as of October 1, 2017 resulted in trademark impairment of $2,022 in The Americas Group related to lower than anticipated sales of an acquired brand and no goodwill impairment. The annual impairment review performed as of October 1, 2016 resulted in goodwill and trademark impairment in The Americas Group of $10,455 and $233, respectively. The annual impairment review performed as of October 1, 2015 did not result in any goodwill or trademark impairment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

A summary of changes in the Company’s carrying value of goodwill by Reportable Segment is as follows:

Goodwill	The Americas Group	Consumer Brands Group	Performance Coatings Group	Consolidated Totals
Balance at January 1, 2015 (1)	$295,129	$702,206	$161,011	$1,158,346
Currency and other adjustments	(77)	(1,135)	(13,801)	(15,013)
Balance at December 31, 2015 (1)	295,052	701,071	147,210	1,143,333
Impairment charged to operations	(10,455)			(10,455)
Currency and other adjustments	813	(1,197)	(5,602)	(5,986)
Balance at December 31, 2016 (2)	285,410	699,874	141,608	1,126,892
Acquisition	2,276,127	1,473,239	1,925,878	5,675,244
Currency and other adjustments	(5,928)	60,128	(41,991)	12,209
Balance at December 31, 2017 (2)	$2,555,609	$2,233,241	$2,025,495	$6,814,345

(1)	Net of accumulated impairment losses of $8,904 ($8,113 in the Consumer Brands Group and $791 in the Performance Coatings Group).

(2)	Net of accumulated impairment losses of $19,359 ($8,113 in the Consumer Brands Group, $791 in the Performance Coatings Group and $10,455 in The Americas Group).

A summary of the Company’s carrying value of intangible assets is as follows:

	Finite-Lived Intangible Assets					Trademarks With Indefinite Lives	Total Intangible Assets
	Software	Customer Relationships	Intellectual Property	All Other	Subtotal
December 31, 2017
Weighted-average amortization period	7 years	15 years	20 years	13 years	17 years
Gross	$165,019	$3,361,675	$1,774,000	$329,440	$5,630,134
Accumulated amortization	(116,621)	(129,568)	(51,742)	(257,506)	(555,437)
Net value	$48,398	$3,232,107	$1,722,258	$71,934	$5,074,697	$927,664	$6,002,361

December 31, 2016
Weighted-average amortization period	7 years			11 years	10 years
Gross	$144,557			$313,613	$458,170
Accumulated amortization	(103,735)			(240,217)	(343,952)
Net value	$40,822			$73,396	$114,218	$140,792	$255,010

December 31, 2015
Weighted-average amortization period	8 years			12 years	11 years
Gross	$123,863			$312,119	$435,982
Accumulated amortization	(95,008)			(228,921)	(323,929)
Net value	$28,855			$83,198	$112,053	$143,318	$255,371

Amortization of finite-lived intangible assets based on the in-process third-party valuation appraisals is as follows for the next five years: $330,029 in 2018, $330,045 in 2019, $326,992 in 2020, $325,215 in 2021 and $322,245 in 2022.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

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
During 2017, 13 stores in The Americas Group and 2 branches in the Performance Coatings Group were closed due to lower demand or redundancy. Accruals for exit and disposal activities of $4,456 were acquired in connection with the Acquisition. The Company is currently evaluating all legacy operations in response to the Acquisition in order to optimize operations. These Acquisition-related restructuring charges are recorded in the Administrative segment as presented in the table below. Provisions of $47,308 and $143 for severance and other qualified exit costs related to the Acquisition and other 2017 activity were charged to the Administrative Segment and Performance Coatings Group, respectively. Provisions for severance and other qualified exit costs related to manufacturing facilities, distribution facilities, stores and branches closed prior to 2017 of $3,052 were recorded.
During 2016, 16 stores in The Americas Group, 13 branches in the Performance Coatings Group and 2 facilities in Consumer Brands Group were closed due to lower demand or redundancy. Provisions for severance and other qualified exit costs of $1,020 and $505 were charged to the Consumer Brands Group and Performance Coatings Group, respectively. Provisions for severance and other qualified exit costs related to manufacturing facilities, distribution facilities, stores and branches closed prior to 2016 of $1,513 were recorded.
During 2015, 32 stores in The Americas Group and 7 branches in the Performance Coatings Group were closed due to lower demand or redundancy. In addition, the Performance Coatings Group exited a business in Europe. Provisions for severance and other qualified exit cost of $168 and $8,329 were charged to The Americas Group and Performance Coatings Group, respectively. Provisions for severance and other qualified exit costs related to manufacturing facilities, distribution facilities, stores and branches closed prior to 2015 of $1,264 were recorded.
At December 31, 2017, a portion of the remaining accrual for qualified exit costs relating to facilities shutdown prior to 2015 is expected to be incurred by the end of 2018. The remaining portion of the ending accrual for facilities shutdown prior to 2015 primarily represented post-closure contractual expenses related to certain owned facilities which are closed and being held for disposal. The Company cannot reasonably estimate when such matters will be concluded to permit disposition.
The following tables summarize the activity and remaining liabilities associated with qualified exit costs:

(Thousands of dollars) Exit Plan	Balance at December 31, 2016	Acquired Balances	Provisions in Cost of goods sold or SG&A	Actual expenditures charged to accrual	Balance at December 31, 2017
Administrative segment Acquisition-related restructuring in 2017:
Severance and related costs		$3,303	$38,739	$(36,023)	$6,019
Other qualified exit costs		1,153	8,569	(4,181)	5,541
Performance Coatings Group stores shutdown in 2017:
Severance and related costs			14		14
Other qualified exit costs			129	(8)	121
Consumer Brands Group facilities shutdown in 2016:
Severance and related costs	$907		2,910	(3,796)	21
Performance Coatings Group stores shutdown in 2016:
Severance and related costs	136			(136)
Other qualified exit costs	269		97	(255)	111
The Americas Group stores shutdown in 2015:
Other qualified exit costs	195		20	(215)
Performance Coatings Group stores shutdown in 2015:
Other qualified exit costs	433		25	(446)	12
Severance and other qualified exit costs for facilities shutdown prior to 2015	1,908			(362)	1,546
Totals	$3,848	$4,456	$50,503	$(45,422)	$13,385

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

(Thousands of dollars) Exit Plan	Balance at December 31, 2015	Provisions in Cost of goods sold or SG&A	Actual expenditures charged to accrual	Balance at December 31, 2016
Consumer Brands Group facilities shutdown in 2016:
Severance and related costs		$1,020	$(113)	$907
Performance Coatings Group stores shutdown in 2016:
Severance and related costs		136		136
Other qualified exit costs		369	(100)	269
The Americas Group stores shutdown in 2015:
Other qualified exit costs	$12	481	(298)	195
Performance Coatings Group stores shutdown in 2015:
Severance and related costs	1,096		(1,096)
Other qualified exit costs	2,750	499	(2,816)	433
The Americas Group stores shutdown in 2014:
Other qualified exit costs	184		(81)	103
Consumer Brands Group facilities shutdown in 2014:
Severance and related costs	445		(46)	399
Other qualified exit costs	52		(39)	13
Performance Coatings Group exit of business in 2014:
Severance and related costs	430		(430)
Other qualified exit costs	353	430	(600)	183
Severance and other qualified exit costs for facilities shutdown prior to 2014	1,755	103	(648)	1,210
Totals	$7,077	$3,038	$(6,267)	$3,848

(Thousands of dollars) Exit Plan	Balance at December 31, 2014	Provisions in Cost of goods sold or SG&A	Actual expenditures charged to accrual	Balance at December 31, 2015
The Americas Group stores shutdown in 2015:
Other qualified exit costs		$168	$(156)	$12
Performance Coatings Group stores shutdown in 2015:
Severance and related costs		1,341	(245)	1,096
Other qualified exit costs		6,988	(4,238)	2,750
The Americas Group stores shutdown in 2014:
Other qualified exit costs	$280	142	(238)	184
Consumer Brands Group facilities shutdown in 2014:
Severance and related costs	2,732	466	(2,753)	445
Other qualified exit costs	781	6	(735)	52
Performance Coatings Group exit of business in 2014:
Severance and related costs	104	326		430
Other qualified exit costs	1,080	324	(1,051)	353
The Americas Group facility shutdown in 2013:
Severance and related costs	654		(654)
Other qualified exit costs	1,205		(411)	794
Performance Coatings Group stores shutdown in 2013:
Severance and related costs	28		(28)
Other qualified exit costs	138		(138)
Severance and other qualified exit costs for facilities shutdown prior to 2013	1,514		(553)	961
Totals	$8,516	$9,761	$(11,200)	$7,077

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
Health care plans. The Company provides certain domestic health care plans that are contributory and contain cost-sharing features such as deductibles and coinsurance. There were 26,565, 22,708 and 21,918 active employees entitled to receive benefits under these plans at December 31, 2017, 2016 and 2015, respectively. The cost of these benefits for active employees, which includes claims incurred and claims incurred but not reported, amounted to $281,158, $220,589 and $217,781 for 2017, 2016 and 2015, respectively.
Defined contribution pension plans. The Company’s annual contribution for its domestic defined contribution pension plan was $38,426, $36,731 and $35,435 for 2017, 2016 and 2015, respectively. The contribution percentage ranges from two percent to seven percent of compensation for covered employees based on an age and service formula. Assets in employee accounts of the domestic defined contribution pension plan are invested in various investment funds as directed by the participants. These investment funds did not own a significant number of shares of the Company’s common stock for any year presented. In connection with the Acquisition, the Company acquired two defined contribution plans.
The Company’s annual contributions for its foreign defined contribution pension plans, which are based on various percentages of compensation for covered employees up to certain limits, were $10,480, $6,676 and $5,888 for 2017, 2016 and 2015, respectively. Assets in employee accounts of the foreign defined contribution pension plans are invested in various investment funds. These investment funds did not own a significant number of shares of the Company’s common stock for any year presented.
Defined benefit pension plans. Prior to December 31, 2017, the Company had one salaried and one hourly domestic defined benefit pension plan. In connection with the Acquisition, the Company acquired Valspar's domestic defined benefit pension plan. Effective December 31, 2017, the three domestic defined benefit pension plans were merged into one plan. The Company also has thirty-one foreign defined benefit pension plans, twelve of which were acquired through the Acquisition.
At December 31, 2017, the domestic defined benefit pension plan was overfunded, with a projected benefit obligation of $916,175, fair value of plan assets of $1,188,638 and excess plan assets of $272,463. The plan is funded in accordance with all applicable regulations at December 31, 2017 and no funding will be required in 2018. At December 31, 2016, the domestic salaried and hourly defined benefit pension plans were overfunded, with a projected benefit obligation of $632,797, fair value of plan assets of $847,013 and excess plan assets of $214,216. At December 31, 2015, the domestic salaried and hourly defined benefit pension plan were overfunded, with a projected benefit obligation of $624,791, fair value of plan assets of $858,605 and excess plan assets of $233,814.
At December 31, 2017, twenty-six of the Company’s foreign defined benefit pension plans were unfunded or underfunded, with combined accumulated benefit obligations, projected benefit obligations, fair values of net assets and deficiencies of plan assets of $190,241, $230,479, $136,674 and $93,805, respectively. The $142,725 increase in the combined projected benefit obligations of all foreign defined benefit pension plans from 2016 was primarily due to the acquired Valspar plans.
The Company expects to make the following benefit payments for all domestic and foreign defined benefit pension plans: $75,782 in 2018; $72,174 in 2019; $74,673 in 2020; $75,322 in 2021; $75,864 in 2022; and $375,592 in 2022 through 2026. The Company expects to contribute $6,131 to the foreign plans in 2018.
The estimated net actuarial losses and prior service costs for the defined benefit pension plans that are expected to be amortized from Cumulative other comprehensive loss into the net pension costs in 2018 are $1,532 and $1,458, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

The following table summarizes the components of the net pension costs and Cumulative other comprehensive loss related to the defined benefit pension plans:

	Domestic Defined Benefit Pension Plans			Foreign Defined Benefit Pension Plans
	2017	2016	2015	2017	2016	2015
Net pension costs (credits):
Service costs	$21,711	$22,291	$21,120	$7,039	$4,225	$5,071
Interest costs	31,085	26,498	24,535	8,177	7,441	8,719
Expected returns on plan assets	(48,275)	(50,197)	(52,095)	(9,070)	(6,915)	(9,296)
Amortization of prior service costs	1,362	1,205	1,310
Amortization of actuarial losses	6,210	4,532	1,962	1,833	1,540	1,910
Ongoing pension costs (credits)	12,093	4,329	(3,168)	7,979	6,291	6,404
Settlement costs (credits)	(1,990)			71	4,231	3,255
Net pension costs (credits)	10,103	4,329	(3,168)	8,050	10,522	9,659
Other changes in plan assets and projected benefit obligation recognized in Cumulative other comprehensive loss (before taxes):
Net actuarial (gains) losses arising during the year	(65,829)	18,926	15,359	(13,960)	17,030	1,907
Prior service costs arising during the year	844	2,081
Amortization of actuarial losses	(4,220)	(4,532)	(1,962)	(1,904)	(1,540)	(1,910)
Amortization of prior service costs	(1,362)	(1,205)	(1,310)
Exchange rate loss recognized during year				4,133	(11,627)	(5,830)
Total recognized in Cumulative other comprehensive loss	(70,567)	15,270	12,087	(11,731)	3,863	(5,833)
Total recognized in net pension costs (credits) and Cumulative other comprehensive loss	$(60,464)	$19,599	$8,919	$(3,681)	$14,385	$3,826

The Company employs a total return investment approach for the domestic and foreign defined benefit pension plan assets. A mix of equities and fixed income investments are used to maximize the long-term return of assets for a prudent level of risk. In determining the expected long-term rate of return on defined benefit pension plan assets, management considers the historical rates of return, the nature of investments and an expectation of future investment strategies. The target allocations for plan assets are 35 – 65 percent equity securities and 35 – 55 percent fixed income securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

The following tables summarize the fair value of the defined benefit pension plan assets at December 31, 2017, 2016 and 2015. The presentation is in accordance with the Retirement Benefits Topic of the ASC, as updated by ASU No. 2015-07 (see Note 1).

	Fair value at December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Equity investments (1)	$514,983	$409,911	$105,072
Fixed income investments (2)	380,902	146,816	234,086
Other assets (3)	39,196		39,196
Total investments in fair value hierarchy	935,081	$556,727	$378,354
Investments measured at NAV or its equivalent (4)	533,561
Total investments	$1,468,642

	Fair value at December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Equity investments (1)	$393,045	$321,152	$71,893
Fixed income investments (2)	294,103	144,668	149,435
Other assets (3)	14,643		14,643
Total investments in fair value hierarchy	701,791	$465,820	$235,971
Investments measured at NAV or its equivalent (4)	310,230
Total investments	$1,012,021

	Fair value at December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Equity investments (1)	$435,690	$372,033	$63,657
Fixed income investments (2)	290,470	141,448	149,022
Other assets (3)	16,361		16,361
Total investments in fair value hierarchy	742,521	$513,481	$229,040
Investments measured at NAV or its equivalent (4)	278,423
Total investments	$1,020,944

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

Included as equity investments in the domestic defined benefit pension plan assets at December 31, 2017 were 300,000 shares of the Company’s common stock with a market value of $123,012, representing 10.3 percent of total domestic plan assets. Dividends received on the Company’s common stock during 2017 totaled $1,020.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

The following table summarizes the obligations, plan assets and assumptions used for the defined benefit pension plans, which are all measured as of December 31:

	Domestic Defined Benefit Pension Plans			Foreign Defined Benefit Pension Plans
	2017	2016	2015	2017	2016	2015
Accumulated benefit obligations at end of year	$913,363	$630,159	$621,873	$308,164	$172,047	$172,426
Projected benefit obligations:
Balances at beginning of year	$632,797	$624,791	$653,338	$206,873	$201,854	$234,524
Service costs	21,711	22,291	21,120	7,039	4,225	5,071
Interest costs	31,085	26,498	24,535	8,177	7,441	8,719
Actuarial losses (gains)	67,945	8,132	(40,602)	(4,002)	43,736	(3,045)
Acquisition	246,894			115,045
Contributions and other	844	2,081		1,397	947	1,072
Settlements	(43,381)			(758)	(14,862)	(18,707)
Effect of foreign exchange				22,938	(30,360)	(17,211)
Benefits paid	(41,720)	(50,996)	(33,600)	(7,112)	(6,108)	(8,569)
Balances at end of year	916,175	632,797	624,791	349,597	206,873	201,854
Plan assets:
Balances at beginning of year	847,013	858,605	896,071	165,008	162,339	187,645
Actual returns on plan assets	182,049	39,404	(3,866)	16,282	33,569	4,844
Acquisition	244,677			82,314
Contributions and other				6,048	15,019	11,424
Settlements	(43,381)			(758)	(14,862)	(18,707)
Effect of foreign exchange				18,222	(24,949)	(14,298)
Benefits paid	(41,720)	(50,996)	(33,600)	(7,112)	(6,108)	(8,569)
Balances at end of year	1,188,638	847,013	858,605	280,004	165,008	162,339
Excess (deficient) plan assets over projected benefit obligations	$272,463	$214,216	$233,814	$(69,593)	$(41,865)	$(39,515)
Assets and liabilities recognized in the Consolidated Balance Sheets:
Deferred pension assets	$272,463	$214,216	$233,814	$24,280	$11,313	$11,068
Other accruals				(2,523)	(1,522)	(1,442)
Other long-term liabilities				(91,350)	(51,656)	(49,141)
	$272,463	$214,216	$233,814	$(69,593)	$(41,865)	$(39,515)
Amounts recognized in Cumulative other comprehensive loss:
Net actuarial losses	$(64,799)	$(134,847)	$(120,454)	$(33,873)	$(45,604)	$(41,741)
Prior service costs	(5,496)	(6,015)	(5,138)
	$(70,295)	$(140,862)	$(125,592)	$(33,873)	$(45,604)	$(41,741)
Weighted-average assumptions used to determine projected benefit obligations:
Discount rate	3.60%	4.20%	4.40%	2.73%	3.21%	4.20%
Rate of compensation increase	3.33%	3.38%	3.14%	3.69%	4.43%	4.00%
Weighted-average assumptions used to determine net pension costs:
Discount rate	4.15%	4.40%	3.95%	3.88%	4.20%	3.92%
Expected long-term rate of return on assets	5.00%	6.00%	6.00%	4.75%	4.70%	4.84%
Rate of compensation increase	3.30%	3.14%	4.00%	4.33%	4.00%	3.70%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Postretirement Benefits Other Than Pensions. Employees of the Company hired in the United States prior to January 1, 1993 who are not members of a collective bargaining unit, and certain groups of employees added through acquisitions, are eligible for health care and life insurance benefits upon

retirement, subject to the terms of the unfunded plans. There were 3,486, 4,524 and 4,442 retired employees entitled to receive such postretirement benefits at December 31, 2017, 2016 and 2015, respectively.

The following table summarizes the obligation and the assumptions used for postretirement benefits other than pensions:

	Postretirement Benefits Other than Pensions
	2017	2016	2015
Benefit obligation:
Balance at beginning of year - unfunded	$265,137	$263,383	$295,149
Service cost	2,105	2,244	2,485
Interest cost	10,749	11,009	11,182
Acquisition	17,010
Actuarial loss (gain)	11,637	7,548	(19,370)
Plan amendments			(9,269)
Benefits paid	(15,815)	(19,047)	(16,794)
Balance at end of year - unfunded	$290,823	$265,137	$263,383
Liabilities recognized in the Consolidated Balance Sheets:
Postretirement benefits other than pensions	$(274,675)	$(250,397)	$(248,523)
Other accruals	(16,148)	(14,740)	(14,860)
	$(290,823)	$(265,137)	$(263,383)
Amounts recognized in Cumulative other comprehensive loss:
Net actuarial losses	$(44,147)	$(23,211)	$(15,664)
Prior service credits	12,625	19,205	25,784
	$(31,522)	$(4,006)	$10,120
Weighted-average assumptions used to determine benefit obligation:
Discount rate	3.61%	4.10%	4.30%
Health care cost trend rate - pre-65	7.00%	6.00%	6.00%
Health care cost trend rate - post-65	5.00%	5.50%	5.00%
Prescription drug cost increases	11.00%	10.50%	11.50%
Employer Group Waiver Plan (EGWP) trend rate	11.00%	10.60%	11.50%
Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate	4.10%	4.30%	3.90%
Health care cost trend rate - pre-65	6.00%	6.00%	7.00%
Health care cost trend rate - post-65	5.50%	5.00%	6.50%
Prescription drug cost increases	10.50%	11.50%	6.50%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

The following table summarizes the components of the net periodic benefit cost and Cumulative other comprehensive loss related to postretirement benefits other than pensions:

	Postretirement Benefits Other than Pensions
	2017	2016	2015
Net periodic benefit cost:
Service cost	$2,105	$2,244	$2,485
Interest cost	10,749	11,009	11,182
Amortization of actuarial losses	32		1,011
Amortization of prior service credit	(6,579)	(6,578)	(4,529)
Ongoing pension costs (credits)	6,307	6,675	10,149
Settlement (credits) costs	(9,332)
Net pension (credits) costs	(3,025)	6,675	10,149

Other changes in projected benefit obligation recognized in Cumulative other comprehensive loss (before taxes):
Net actuarial loss (gain) arising during the year	11,637	7,548	(19,370)
Prior service credit arising during the year			(9,269)
Amortization of actuarial losses	(32)		(1,011)
Settlement costs	9,332
Amortization of prior service credit	6,579	6,578	4,529
Total recognized in Cumulative other comprehensive loss	27,516	14,126	(25,121)
Total recognized in net periodic benefit cost and Cumulative other comprehensive loss	$24,491	$20,801	$(14,972)

The estimated net actuarial losses and prior service (credits) for postretirement benefits other than pensions that are expected to be amortized from Cumulative other comprehensive loss into net periodic benefit cost in 2018 are $2,326 and $(6,569), respectively.
The assumed health care cost trend rate and prescription drug cost increases used to determine the net periodic benefit cost for postretirement health care benefits for 2018 both decrease in each successive year until reaching 4.5 percent in 2026. The assumed health care and prescription drug cost trend rates have a significant effect on the amounts reported for the postretirement health care benefit obligation. A one-percentage-point change in assumed health care and prescription drug cost trend rates would have had the following effects at December 31, 2017:

	One-Percentage Point
	Increase	(Decrease)
Effect on total of service and interest cost components	$104	$(124)
Effect on the postretirement benefit obligation	$2,655	$(2,794)

The Company expects to make retiree health care benefit cash payments as follows:

Expected Cash Payments
2018	$17,192
2019	18,139
2020	19,058
2021	19,541
2022	19,816
2023 through 2027	98,270
Total expected benefit cash payments	$192,016

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

NOTE 7 – DEBT
Long-term debt

	Due Date	2017	2016	2015
2.25% Senior Notes (1)	2020	$1,493,106
3.45% Senior Notes (1)	2027	1,483,244
2.75% Senior Notes (1)	2022	1,240,758
4.50% Senior Notes (1)	2047	1,228,647
Term Loan	2022	847,337
3.125% Senior Notes (1)	2024	495,602
4.20% Senior Notes (2)	2022	422,370
3.45% Senior Notes	2025	397,260	$396,898	$396,536
4.55% Senior Notes	2045	393,859	393,637	393,414
3.95% Senior Notes (2)	2026	362,381
7.25% Senior Notes (2)	2019	319,394
4.00% Senior Notes	2042	296,094	295,938	295,781
Floating Rate Loan	2021	269,247
3.30% Senior Notes (2)	2025	249,207
4.40% Senior Notes (2)	2045	238,334
7.375% Debentures	2027	118,982	118,936	118,889
0.92% Fixed Rate Loan	2021	23,933
7.45% Debentures	2097	3,500	3,500	3,500
2.00% to 8.0% Promissory Notes	Through 2027	2,490	2,417	1,628
1.35% Senior Notes	2017			697,530
		$9,885,745	$1,211,326	$1,907,278

(1) Senior notes issued in 2017 to fund the Acquisition (2) Senior notes acquired in 2017 through the Acquisition
Maturities of long-term debt are as follows for the next five years: $1,179 in 2018; $297,740 in 2019; $1,625,067 in 2020, $869,161 in 2021 and $1,800,273 in 2022. Interest expense on long-term debt was $257,350, $75,509 and $54,634 for 2017, 2016 and 2015, respectively.
Among other restrictions, the Company’s notes, debentures and revolving credit agreement contain certain covenants relating to liens, ratings changes, merger and sale of assets, consolidated leverage and change of control, as defined in the agreements. In the event of default under any one of these arrangements, acceleration of the maturity of any one or more of these borrowings may result. The Company was in compliance with all covenants for all years presented.
On May 16, 2017, the Company issued $6.0 billion of senior notes (collectively the "New Notes") in a public offering. The net proceeds from the issuance of the New Notes were used to fund the Acquisition. See Note 2. The interest rate locks entered into in 2016 settled in March 2017 resulting in a pretax gain of $87.6 million recognized in Cumulative other comprehensive loss. This gain is being amortized from Cumulative other comprehensive loss to a reduction of interest expense over the terms of the New Notes. For the year ended December 31, 2017, the amortization of the unrealized gain reduced interest expense by $5.2 million.

On June 2, 2017 the Company closed its previously announced exchange offers and consent solicitations (Exchange Offer) for the outstanding senior notes of Valspar. Pursuant to the Exchange Offer, the Company issued an aggregate principal amount of approximately $1.478 billion (Exchange Notes). The Exchange Notes are unsecured senior obligations of the Company. The Company did not receive any cash proceeds from the issuance of the Exchange Notes.
In August 2017, the Company entered into a floating rate loan of €225.0 million and a fixed rate loan of €20.0 million. The floating rate loan agreement bears interest at the six-month Euro Interbank Offered Rate plus a margin. The fixed rate loan bears interest at 0.92%. The proceeds are being used for general corporate purposes. The loans mature on August 23, 2021.
In April 2016, the Company entered into agreements for a $7.3 billion Bridge Loan and a $2.0 billion Term Loan as committed financing for the Acquisition. On June 1, 2017, the Company terminated the agreement for the Bridge Loan and borrowed the full $2.0 billion on the Term Loan. The Term Loan is pre-payable without penalty and carries a 5-year maturity with a variable interest rate of London Interbank Offered Rate plus an additional 1.25%. As of December 31, 2017, the term loan had an outstanding principal balance of $850.0 million at an approximate interest rate of 2.62%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

On July 28, 2015, the Company issued $400,000 of 3.45% Senior Notes due 2025 and $400,000 of 4.55% Senior Notes due 2045. The notes are covered under a shelf registration filed with the Securities and Exchange Commission (SEC) on July 28, 2015. The proceeds were used for general corporate purposes, including repayment of a portion of the Company’s outstanding short-term borrowings.
Short-term borrowings. In September 2017, the Company entered into a five-year letter of credit agreement, subsequently amended, with an aggregate availability of $500.0 million. On May 6, 2016, the Company entered into a five-year credit agreement, subsequently amended on multiple dates. The credit agreement gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $500.0 million. The credit agreements are being used for general corporate purposes. At December 31, 2017, there was $350.0 million borrowings outstanding under these credit agreements. There were no borrowings outstanding at December 31, 2016 and 2015.
On July 16, 2015, the Company and three of its wholly owned subsidiaries, Sherwin-Williams Canada, Inc. (SW Canada), Sherwin-Williams Luxembourg S.à r.l. (SW Lux) and Sherwin-Williams UK Holding Limited, entered into a multi-currency five-year $1.350 billion credit agreement (multi-currency credit agreement). The multi-currency credit agreement is being used for general corporate purposes, including the financing of working capital requirements. The multi-currency credit agreement allows the Company to extend the maturity of the facility with two one-year extension options and to increase the aggregate amount of the facility to $1.850 billion, both of which are subject to the discretion of each lender. The multi-currency credit agreement replaced the previous credit agreements for the Company, SW Canada and SW Lux in the amounts of $1.050 billion, CAD 150,000 and €95,000 (Euro), respectively. At December 31, 2017, there were no short-term borrowings under the multi-currency credit agreement. Borrowings outstanding under various other foreign programs were $8,967 at December 31, 2017 with a weighted average interest rate of 3.2%.
There were $274.8 million borrowings outstanding under the Company's domestic commercial paper program at December 31, 2017. There were no borrowings outstanding at December 31, 2016 and 2015.

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
The Company initially provides for estimated costs of environmental-related activities relating to its past operations and third-party sites for which commitments or clean-up plans have been developed and when such costs can be reasonably estimated based on industry standards and professional judgment. These estimated costs are determined based on currently available facts regarding each site. If the best estimate of costs can only be identified as a range and no specific amount within that range can be determined more likely than any other amount within the range, the minimum of the range is provided. The Company continuously assesses its potential liability for investigation and remediation-related activities and adjusts its environmental-related accruals as information becomes available upon which more accurate costs can be reasonably estimated and as additional accounting guidelines are issued. Included in Other long-term liabilities at December 31, 2017, 2016 and 2015 were accruals for extended environmental-related activities of $179,593, $163,847 and $129,856, respectively. Included in Other accruals at December 31, 2017, 2016 and 2015 were accruals for estimated costs of current investigation and remediation activities of $28,556, $19,969 and $22,493, respectively.
Actual costs incurred may vary from the accrued estimates due to the inherent uncertainties involved including, among others, the number and financial condition of parties involved with respect to any given site, the volumetric contribution which may be attributed to the Company relative to that attributed to other parties, the nature and magnitude of the wastes involved, the various technologies that can be used for remediation and the determination of acceptable remediation with respect to a particular site. If the Company’s future loss contingency is

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

ultimately determined to be at the unaccrued maximum of the estimated range of possible outcomes for every site for which costs can be reasonably estimated, the Company’s accrual for environmental-related activities would be $98,751 higher than the minimum accruals at December 31, 2017.
Four of the Company’s currently and formerly owned manufacturing sites account for the majority of the accrual for environmental-related activities and the unaccrued maximum of the estimated range of possible outcomes at December 31, 2017. At December 31, 2017, $162,378, or 78.0 percent of the total accrual, related directly to these four sites. In the aggregate unaccrued maximum of $98,751 at December 31, 2017, $77,762, or 87.6 percent, related to the four manufacturing sites. While environmental investigations and remedial actions are in different stages at these sites, additional investigations, remedial actions and monitoring will likely be required at each site. Management cannot presently estimate the ultimate potential loss contingencies related to these sites or other less significant sites until such time as a substantial portion of the investigation at the sites is completed and remedial action plans are developed. In the event any future loss contingency significantly exceeds the current amount accrued, the recording of the ultimate liability may result in a material impact on net income for the annual or interim period during which the additional costs are accrued. Management does not believe that any potential liability ultimately attributed to the Company for its environmental-related matters will have a material adverse effect on the Company’s financial condition, liquidity, or cash flow due to the extended period of time during which environmental investigation and remediation takes place. An estimate of the potential impact on the Company’s operations cannot be made due to the aforementioned uncertainties.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

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

Due to the uncertainties involved, management is unable to predict the outcome of the lead pigment and lead-based paint litigation, the number or nature of possible future claims and proceedings or the effect that any legislation and/or administrative regulations may have on the litigation or against the Company. In addition, management cannot reasonably determine the scope or amount of the potential costs and liabilities related to such litigation, or resulting from any such legislation and regulations. The Company has not accrued any amounts for such litigation. With respect to such litigation, with the exception of the public nuisance litigation in California discussed below, the Company does not believe that it is probable that a loss has occurred, and it is not possible to estimate the range of potential losses as there is no prior history of a loss of this nature and there is no substantive information upon which an estimate could be based. In addition, any potential liability that may result from any changes to legislation and regulations cannot reasonably be estimated. In the event any significant liability is determined to be attributable to the Company relating to such litigation, the recording of the liability may result in a material impact on net income for the annual or interim period during which such liability is accrued. Additionally, due to the uncertainties associated with the amount of any such liability and/or the nature of any other remedy which may be imposed in such litigation, any potential liability determined to be attributable to the Company arising out of such litigation may have a material adverse effect on the Company’s results of operations, liquidity or financial condition. An estimate of the potential impact on the Company’s results of operations, liquidity or financial condition cannot be made due to the aforementioned uncertainties.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

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
On February 18, 2014, the Company filed a motion for new trial and a motion to vacate the judgment. The court denied these motions on March 24, 2014. On March 28, 2014, the Company filed a notice of appeal to the Sixth District Court of Appeal for the State of California. The filing of the notice of appeal effects an automatic stay of the judgment without the requirement to post a bond. Oral argument before the Sixth District Court of Appeal was held on August 24, 2017. On November 14, 2017, the Sixth District Court of Appeal entered its decision, which affirmed the trial court’s judgment of liability with respect to residences built before 1951 and reversed and vacated the trial court’s judgment with respect to residences built after 1950. The Sixth District Court of Appeal directed the trial court to: (i) recalculate the amount of the abatement fund to limit the fund to the amount necessary to cover the cost of inspecting and remediating pre-1951 residences; and (ii) hold an evidentiary hearing to appoint a suitable receiver. On November 29, 2017, the Company and the two other defendants filed separate Petitions for Rehearing, which the Sixth District Court of Appeal denied on December 6, 2017. The Sixth District Court of Appeal’s decision became final on December 14, 2017. On December 22, 2017, the Company and the two other defendants submitted separate Petitions for Review to the California Supreme Court. On February 14, 2018, the California Supreme Court issued an order denying the Petitions for Review. The Company believes that the judgment conflicts with established principles of law and is unsupported by the evidence. The Company intends to file a Petition for Writ of Certiorari with the Supreme Court of the United States seeking discretionary review. The Company also intends to file a motion to stay the Santa Clara County, California proceeding while the Petition for Writ of Certiorari is pending.
Although the Company believes it is probable that a loss has occurred, the Company has concluded that it is not possible to reasonably estimate the range of potential loss due to the numerous possible outcomes and uncertainties, including, but not limited to, (i) the final amount of the abatement fund necessary to cover the cost of inspecting and remediating pre-1951 residences, as recalculated by the trial court, and (ii) the portion of the abatement fund for which the Company, the two other defendants and others are determined to be responsible. If the Company concludes that it is possible to reasonably estimate the range of potential loss once more definitive information becomes available, the Company will recognize the loss and disclose such information. Because of joint and several liability, it is possible the Company could ultimately be liable for the total amount of the abatement fund. In the event any significant liability is determined to be attributable to the Company relating to such litigation, the recording of any liability may result in a material impact on the Company’s results of operations, liquidity or financial condition for the annual or interim period during which such liability is accrued.
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
Wisconsin is the only jurisdiction to date to apply a theory of liability with respect to alleged personal injury (i.e., risk contribution/market share liability) that does not require the plaintiff to identify the manufacturer of the product that allegedly injured the plaintiff in the lead pigment and lead-based paint litigation. Although the risk contribution liability theory was applied during the Thomas trial, the constitutionality of this theory as applied to the lead pigment cases has not been judicially determined by the Wisconsin state courts. However, in an unrelated action filed in the United States District Court for the Eastern District of Wisconsin, Gibson v. American Cyanamid, et al., on November 15, 2010, the District Court held that Wisconsin’s risk contribution theory as applied in that case violated the defendants’ right to substantive due process and is unconstitutionally retroactive. The District Court's decision in Gibson v. American Cyanamid, et al., was appealed by the plaintiff to the United States Court of Appeals for the Seventh Circuit. On July 24, 2014, the United States Court of Appeals for the Seventh Circuit reversed the judgment and remanded the case back to the District Court for further proceedings. On January 16, 2015, the defendants filed a petition for certiorari in the United States Supreme Court seeking that Court's review of the Seventh Circuit's decision, and on May 18, 2015, the United States Supreme Court denied the defendants' petition. The case is currently pending in the District Court. Three cases also are pending in the United States District Court for the Eastern District of Wisconsin (Ravon Owens v. American Cyanamid, et al., Cesar Sifuentes v. American Cyanamid, et al., and Glenn Burton, Jr. v. American Cyanamid, et al.) in which dispositive motions have been filed and are currently pending. No trial dates have been set by the District Court. In Maniya Allen, et al. v. American Cyanamid, et al., also pending in the United States District Court for the Eastern District of Wisconsin, cases involving seven of the 166 plaintiffs have been selected for discovery, although no trial dates have been set by the District Court.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

NOTE 10 – CAPITAL STOCK
At December 31, 2017, there were 300,000,000 shares of common stock and 30,000,000 shares of serial preferred stock authorized for issuance. Of the authorized serial preferred stock, 3,000,000 shares are designated as cumulative redeemable serial preferred and 1,000,000 shares are designated as convertible serial preferred stock. See Note 11. Under the 2006 Equity and Performance Incentive Plan (2006 Employee Plan), 23,700,000 common shares may be issued or transferred. See Note 12. An aggregate of 10,715,939, 7,720,815 and 8,824,943 shares of common stock at December 31, 2017, 2016 and 2015, respectively, were reserved for the exercise and future grants of option rights and future grants of restricted stock and restricted stock units. See Note 12. Common shares outstanding shown in the following table included 489,260, 488,714 and 487,900 shares of common stock held in a revocable trust at December 31, 2017, 2016 and 2015, respectively. The revocable trust is used to accumulate assets for the purpose of funding the ultimate obligation of certain non-qualified benefit plans. Transactions between the Company and the trust are accounted for in accordance with the Deferred Compensation – Rabbi Trusts Subtopic of the Compensation Topic of the ASC, which requires the assets held by the trust be consolidated with the Company’s accounts.

	Common Shares in Treasury	Common Shares Outstanding
Balance at January 1, 2015	19,813,079	94,704,173
Shares tendered as payment for option rights exercised	14,542	(14,542)
Shares issued for exercise of option rights		1,133,050
Shares tendered in connection with grants of restricted stock	111,433	(111,433)
Net shares issued for grants of restricted stock		110,277
Treasury stock purchased	3,575,000	(3,575,000)
Balance at December 31, 2015	23,514,054	92,246,525
Shares tendered as payment for option rights exercised	3,441	(3,441)
Shares issued for exercise of option rights		733,876
Shares tendered in connection with grants of restricted stock	59,916	(59,916)
Net shares issued for grants of restricted stock		95,987
Balance at December 31, 2016	23,577,411	93,013,031
Shares tendered as payment for option rights exercised	16,545	(16,545)
Shares issued for exercise of option rights		1,152,015
Shares tendered in connection with grants of restricted stock	82,777	(82,777)
Net shares issued for grants of restricted stock		(182,079)
Balance at December 31, 2017	23,676,733	93,883,645

NOTE 11 – STOCK PURCHASE PLAN
As of December 31, 2017, 36,584 employees contributed to the Company’s ESOP, a voluntary defined contribution plan available to all eligible salaried employees. Participants are allowed to contribute, on a pretax or after-tax basis, up to the lesser of twenty percent of their annual compensation or the maximum dollar amount allowed under the Internal Revenue Code. The Company matches one hundred percent of all contributions up to six percent of eligible employee contributions. Such participant contributions may be invested in a variety of investment funds or a Company common stock fund and may be exchanged between investments as directed by the participant. Participants are permitted to diversify both future and prior Company matching contributions previously allocated to the Company common stock fund into a variety of investment funds.

The Company made contributions to the ESOP on behalf of participating employees, representing amounts authorized by employees to be withheld from their earnings, of $138,731, $127,697 and $120,514 in 2017, 2016 and 2015, respectively. The Company’s matching contributions to the ESOP charged to operations were $90,682, $85,525 and $80,356 for 2017, 2016 and 2015, respectively.
At December 31, 2017, there were 10,033,576 shares of the Company’s common stock being held by the ESOP, representing 10.7 percent of the total number of voting shares outstanding. Shares of Company common stock credited to each member’s account under the ESOP are voted by the trustee under instructions from each individual plan member. Shares for which no instructions are received are voted by the trustee in the same proportion as those for which instructions are received.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

NOTE 12 – STOCK-BASED COMPENSATION
The 2006 Employee Plan authorizes the Board of Directors, or a committee of the Board of Directors, to issue or transfer up to an aggregate of 23,700,000 shares of common stock, plus any shares relating to awards that expire, are forfeited or canceled. The Company issues new shares upon exercise of option rights and vesting of RSUs. The Employee Plan permits the granting of option rights, appreciation rights, restricted stock, restricted stock units (RSUs), performance shares and performance units to eligible employees. At December 31, 2017, no appreciation rights, performance shares or performance units had been granted under the 2006 Employee Plan.
The 2006 Stock Plan for Nonemployee Directors (Nonemployee Director Plan) authorizes the Board of Directors, or a committee of the Board of Directors, to issue or transfer up to an aggregate of 200,000 shares of common stock, plus any shares relating to awards that expire, are forfeited or are canceled. The Nonemployee Director Plan permits the granting of option rights, appreciation rights, restricted stock and RSUs to members of the Board of Directors who are not employees of the Company. At December 31, 2017, no option rights or appreciation rights had been granted under the Nonemployee Director Plan.
In connection with the Acquisition (see Note 2), the Company assumed certain outstanding RSUs of Valspar granted under the Amended and Restated 2015 Omnibus Equity Plan. Upon close of the Acquisition, the Valspar RSUs were converted into RSUs relating to common stock of the Company.
The cost of the Company’s stock-based compensation is recorded in accordance with the Stock Compensation Topic of the ASC. At December 31, 2017, the Company had total unrecognized stock-based compensation expense of $127,222 that is expected to be recognized over a weighted-average period of 1.07 years. Stock-based compensation expense during 2017, 2016 and 2015 was $90,292, $72,109 and $72,342, respectively. The related tax benefit was $34,343, $27,442 and $27,634 during 2017, 2016 and 2015, respectively. Subsequent to the adoption of ASU No. 2016-09 in 2016, excess tax benefits from share-based payments are recognized in the income tax provision rather than in other capital. For the years ended December 31, 2017 and 2016, the Company's tax benefit from options exercised reduced the income tax provision by $86,540 and $44,233, respectively.

Option rights. The fair value of the Company’s option rights was estimated at the date of grant using a Black-Scholes-Merton option-pricing model with the following weighted-average assumptions for all options granted:

	2017	2016	2015
Risk-free interest rate	1.97%	1.24%	1.37%
Expected life of option rights	5.05 years	5.05 years	5.05 years
Expected dividend yield of stock	0.85%	1.06%	1.13%
Expected volatility of stock	.213	.212	.245
The risk-free interest rate is based upon the U.S. Treasury yield curve at the time of grant. The expected life of option rights was calculated using a scenario analysis model. Historical data was used to aggregate the holding period from actual exercises, post-vesting cancellations and hypothetical assumed exercises on all outstanding option rights. The expected dividend yield of stock is the Company’s best estimate of the expected future dividend yield. Expected volatility of stock was calculated using historical and implied volatilities. The Company applied an estimated forfeiture rate of 2.00 percent to the 2017 grants. This rate was calculated based upon historical activity and is an estimate of granted shares not expected to vest. If actual forfeitures differ from the expected rate, the Company may be required to make additional adjustments to compensation expense in future periods.
Grants of option rights for non-qualified and incentive stock options have been awarded to certain officers and key employees under the 2006 Employee Plan and the 2003 Stock Plan. The option rights generally become exercisable to the extent of one-third of the optioned shares for each full year following the date of grant and generally expire ten years after the date of grant. Unrecognized compensation expense with respect to option rights granted to eligible employees amounted to $56,986 at December 31, 2017. The unrecognized compensation expense is being amortized on a straight-line basis over the three-year vesting period and is expected to be recognized over a weighted-average period of 1.10 years.
The weighted-average per share grant date fair value of options granted during 2017, 2016 and 2015 was $77.14, $49.36 and $50.73, respectively. The total intrinsic value of option rights exercised during 2017, 2016, and 2015 was $255,482, $129,230 and $223,417, respectively. The total fair value of options vested during 2017, 2016 and 2015 was $31,292, $32,476 and $32,655, respectively. There were no outstanding option rights for nonemployee directors at December 31, 2017, 2016 and 2015.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

A summary of the Company’s non-qualified and incentive stock option right activity is shown in the following table:

	2017			2016			2015
	Optioned Shares	Weighted- Average Exercise Price Per Share	Aggregate Intrinsic Value	Optioned Shares	Weighted- Average Exercise Price Per Share	Aggregate Intrinsic Value	Optioned Shares	Weighted- Average Exercise Price Per Share	Aggregate Intrinsic Value
Outstanding beginning of year	5,163,709	$163.61		5,219,506	$141.58		5,699,892	$117.31
Granted	689,506	377.84		712,967	271.46		697,423	241.84
Exercised	(1,154,698)	123.16		(733,876)	108.81		(1,133,287)	79.41
Forfeited	(49,977)	267.02		(26,653)	232.83		(43,632)	193.60
Expired	(2,227)	236.97		(8,235)	176.28		(890)	87.59
Outstanding end of year	4,646,313	$204.33	$955,810	5,163,709	$163.61	$545,531	5,219,506	$141.58	$616,866
Exercisable at end of year	3,288,237	$156.43	$833,938	3,783,755	$130.59	$522,921	3,807,351	$110.96	$565,934

The weighted-average remaining term for options outstanding at the end of 2017, 2016 and 2015 was 6.28, 6.25 and 6.44 years, respectively. The weighted-average remaining term for options exercisable at the end of 2017, 2016 and 2015 was 5.11, 5.20 and 5.47 years, respectively. Shares reserved for future grants of option rights, restricted stock and RSUs were 6,041,092, 2,557,106 and 3,605,437 at December 31, 2017, 2016 and 2015, respectively.
Restricted stock and RSUs. Grants of RSUs, which generally require three years of continuous employment from the date of grant before vesting and receiving the stock without restriction, have been awarded to certain officers and key employees under the 2006 Employee Plan. The February 2017 and 2016 grants consisted of performance-based awards that vest at the end of a three-year period based on the Company’s achievement of specified financial goals relating to earnings per share and return on net assets employed. The February 2015 grant consisted of a combination of performance-based awards and time-based awards. The performance based awards vest at the end of a three-year period based on the Company’s achievement of specified financial goals relating to earnings per share. The time-based awards vest at the end of a three-year period based on continuous employment.
Unrecognized compensation expense with respect to grants of RSUs to eligible employees amounted to $68,540 at December 31, 2017 and is being amortized on a straight-line basis over the vesting period and is expected to be recognized over a weighted-average period of 0.94 years.
Grants of RSUs have been awarded to nonemployee directors under the Nonemployee Director Plan. These grants generally vest and stock is received without restriction to the extent of one-third of the RSUs for each year following the date of grant. Unrecognized compensation expense with respect to grants of RSUs to nonemployee directors amounted to $1,697 at December 31, 2017 and is being amortized on a straight-line basis over the three-year vesting period and is expected to be recognized over a weighted-average period of 0.94 years.
A summary of the Company’s RSU activity for the years ended December 31 is shown in the following table:

	2017	2016	2015
Outstanding at beginning of year	397,326	467,744	655,276
Granted	112,647	99,662	112,494
Exchanged Valspar awards (net of forfeitures)	51,009
Vested	(215,433)	(166,405)	(290,901)
Forfeited	(9,753)	(3,675)	(9,125)
Outstanding at end of year	335,796	397,326	467,744
The weighted-average per share fair value of RSUs granted during 2017, 2016 and 2015 was $313.88, $257.99 and $285.88, respectively.

NOTE 13 – OTHER
Other general expense - net. Included in Other general expense - net were the following:

	2017	2016	2015
Provisions for environmental matters - net	$15,443	$42,932	$31,071
Loss (gain) on sale or disposition of assets	5,422	(30,564)	(803)
Total	$20,865	$12,368	$30,268
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
The loss (gain) on sale or disposition of assets represents the net realized loss (gain) associated with the sale or disposal of property, plant and equipment and intangible assets previously used in the conduct of the primary business of the Company. The 2016 gain primarily relates to the sale of a closed domestic facility.
Other (income) expense - net. Included in Other (income) expense - net were the following:

	2017	2016	2015
Dividend and royalty income	$(7,648)	$(4,573)	$(3,668)
Net expense from financing activities	9,843	8,667	11,091
Foreign currency transaction related losses	450	7,335	9,503
Other income	(32,570)	(25,279)	(23,880)
Other expense	12,951	9,263	13,036
Total	$(16,974)	$(4,587)	$6,082
The Net expense from financing activities includes the net expense relating to changes in the Company’s financing fees.
Foreign currency transaction related losses represent net realized losses on U.S. dollar-denominated liabilities of foreign subsidiaries and net realized and unrealized losses from foreign currency option and forward contracts. There were no material foreign currency option and forward contracts outstanding at December 31, 2017, 2016 and 2015.
Other income and Other expense included items of revenue, gains, expenses and losses that were unrelated to the primary business purpose of the Company. There were no items within Other income or Other expense that were individually significant at December 31, 2017, 2016 and 2015.
NOTE 14 – INCOME TAXES
On December 22, 2017, the Tax Cuts and Jobs Act (Tax Act) was enacted. The Tax Act significantly revised the U.S. corporate income tax system by, among other things, lowering corporate income tax rates from 35% to 21%, implementing a territorial tax system and imposing a repatriation tax on deemed repatriated earnings of foreign subsidiaries. Staff Accounting Bulletin (SAB) No. 118 provides a measurement period that should not extend beyond one year from the enactment date for companies to complete the accounting under the Tax Act.
In accordance with SAB No. 118, based on the information available as of December 31, 2017 the Company recorded a provisional reduction of income taxes of $607,919 as a result of the Tax Act. The Company’s deferred tax liabilities were reduced by $560,198 due to the lower income tax rate. The remaining $47,721 is the effects of the implementation of the territorial tax system and the remeasurement of U.S. deferred tax liabilities on unremitted foreign earnings.
The final impact of the Tax Act may differ from the provisional amounts recorded at December 31, 2017, due to, among other things, changes in interpretations and assumptions the Company has made, guidance that may be issued and actions the Company may take as a result of the Tax Act.
During the fourth quarter of 2017, the Company merged certain Valspar domestic subsidiaries that were acquired in a stock acquisition on June 1, 2017 into The Sherwin-Williams Company (Subsidiary mergers). As a result, the Company released $93,630 of deferred state income tax liabilities, which had a net income tax benefit of $60,860.
The Subsidiary mergers along with the Tax Act reduced deferred income taxes by $668,779 in total in the fourth quarter 2017 (Deferred income tax reductions).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using the enacted tax rates and laws that are currently in effect. Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2017, 2016 and 2015 were as follows:

	2017	2016	2015
Deferred tax assets:
Exit costs, environ-mental and other similar items	$50,193	$74,535	$63,851
Employee related and benefit items	104,098	166,313	141,974
Other items	110,960	148,910	116,302
Total deferred tax assets	265,251	389,758	322,127

Deferred tax liabilities:
Depreciation and amortization	1,506,650	254,430	241,101
LIFO inventories	78,952	83,659	89,330
Other items	49,670	59,746	33,433
Total deferred tax liabilities	1,635,272	397,835	363,864

Net deferred tax liabilities	$1,370,021	$8,077	$41,737
As of December 31, 2017, the Company’s deferred income tax liability recorded related to the preliminary purchase price accounting for Valspar was approximately $1,966,000. This amount is preliminary and is subject to measurement period adjustments. Included in this amount are deferred tax liabilities recorded for intangible assets of $1,761,866, estimated taxes payable of $47,963 on undistributed earnings of certain foreign subsidiaries expected to be repatriated by the Company and a $30,500 valuation allowance related to foreign tax credits.
Netted against the Company’s other deferred tax assets were valuation allowances of $44,101, $17,292 and $14,663 at December 31, 2017, 2016 and 2015, respectively. The increase in the valuation allowance in 2017 can be attributed to the Acquisition, which increased the reserve by $20,784. These reserves resulted from the uncertainty as to the realization of the tax benefits from foreign net operating losses and other foreign assets. The Company has $25,095 of domestic net operating loss carryforwards acquired through acquisitions that have expiration dates through the tax year 2037 and foreign net operating losses of $250,461,which includes $138,746 of losses acquired as a part of the Acquisition. The foreign net operating losses are related to various jurisdictions that provide for both indefinite carryforward periods and others with carryforward periods that range from the tax years 2017 to 2037.
Significant components of the provisions for income taxes were as follows:

	2017	2016	2015
Current:
Federal	$269,330	$438,244	$399,677
Foreign	53,442	31,125	30,145
State and local	39,320	61,402	60,319
Total current	362,092	530,771	490,141
Deferred:
Federal	(474,889)	(56,891)	13,505
Foreign	(42,292)	(2,121)	(10,752)
State and local	(88,954)	(9,229)	2,223
Total deferred	(606,135)	(68,241)	4,976
Total (credits) provisions for income taxes	$(244,043)	$462,530	$495,117

The provisions for income taxes included the tax benefit from the Deferred income tax reductions and estimated taxes payable on that portion of undistributed earnings of foreign subsidiaries expected to be repatriated. The 2017 provision for income taxes included a $41,540 income tax expense related to discontinued operations.
Significant components of income before income taxes as used for income tax purposes, were as follows:

	2017	2016	2015
Domestic	$1,474,481	$1,504,990	$1,440,511
Foreign	53,738	90,243	108,455
	$1,528,219	$1,595,233	$1,548,966

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

A reconciliation of the statutory federal income tax rate to the effective tax rate follows:

	2017	2016	2015
Statutory federal income tax rate	35.0%	35.0%	35.0%
Effect of:
State and local income taxes	2.2	2.3	2.6
Investment vehicles	(1.4)	(1.5)	(1.6)
Domestic production activities	(3.0)	(2.9)	(2.2)
Employee share-based payments	(5.6)	(2.8)
Other - net	(2.1)	(1.1)	(1.8)
Subtotal	25.1%	29.0%	32.0%
Effect of:
Tax Act	(39.8)
Subsidiary mergers	(4.0)
Reported effective tax rate	(18.7)%	29.0%	32.0%
The 2017 state and local income taxes, investment vehicles and domestic production activities components of the effective tax rate were consistent with the 2016 tax year. The tax benefit related to employee share based payments increased in 2017 compared to 2016 due to a significant increase in the excess tax benefit related to Company stock options exercised by current and former employees of the Company. The Company began receiving a tax benefit in 2016 by adopting ASU No. 2016-09. The impact of the Tax Cuts and Jobs Act legislation and the merger of the Valspar domestic subsidiaries is reflected in the reconciliation above.
The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. The IRS is currently auditing the Company’s 2014 and 2015 income tax returns as well as the 2014 and 2015 tax years of a Valspar subsidiary. There has been no significant adjustments proposed by the IRS at this point of the audits. The IRS concluded the refund claim audits for the 2010, 2011 and 2012 tax years and has approved the refunds and submitted them to the Joint Committee of Taxation for approval. As of December 31, 2017, the federal statute of limitations has not expired for the 2013, 2014, 2015 and 2016 tax years.
As of December 31, 2017, the Company is subject to non-U.S. income tax examinations for the tax years of 2010 through 2016. In addition, the Company is subject to state and local income tax examinations for the tax years 2005 through 2016.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2017	2016	2015
Balance at beginning of year	$32,805	$33,873	$31,560
Additions from the Acquisition	18,928
Additions based on tax positions related to the current year	6,780	5,674	4,228
Additions for tax positions of prior years	4,033	3,890	8,450
Reductions for tax positions of prior years	(1,168)	(5,901)	(4,862)
Settlements	(368)	(3,763)	(968)
Lapses of statutes of limitations	(2,009)	(968)	(4,535)
Balance at end of year	$59,001	$32,805	$33,873
The $18,928 in unrecognized tax benefits included in the balance of unrecognized tax benefits at December 31, 2017 were recorded as a part of the Acquisition. Included in the balance of unrecognized tax benefits at December 31, 2017, 2016 and 2015 is $49,520, $27,686 and $30,007 in unrecognized tax benefits, the recognition of which would have an effect on the effective tax rate.
Included in the balance of unrecognized tax benefits at December 31, 2017 is $5,184 related to tax positions for which it is reasonably possible that the total amounts could significantly change during the next twelve months. This amount represents a decrease in unrecognized tax benefits comprised primarily of items related to federal audits of partnership investments and expiring statutes in federal, foreign and state jurisdictions.
The Company classifies all income tax related interest and penalties as income tax expense. During the year ended December 31, 2017, there was a decrease in income tax interest and penalties of $790. There was an increase in income tax interest and penalties of $1,410 and $2,918 for the years ended December 31, 2016 and 2015, respectively. At December 31, 2017, 2016 and 2015, the Company accrued $14,592, $9,275 and $8,550, respectively, for the potential payment of interest and penalties.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

NOTE 15 – NET INCOME PER COMMON SHARE

	2017	2016	2015
Basic
Average common shares outstanding	92,908,638	91,838,603	92,197,207
Net income
Continuing operations	$1,813,802	$1,132,703	$1,053,849
Discontinued operations	(41,540)	—	—
Net income	$1,772,262	$1,132,703	$1,053,849
Basic net income per common share
Continuing operations	$19.52	$12.33	$11.43
Discontinued operations	(.44)	—	—
Net income per common share	$19.08	$12.33	$11.43

Diluted
Average common shares outstanding	92,908,638	91,838,603	92,197,207
Stock options and other contingently issuable shares (1)	1,931,157	2,089,921	1,826,885
Non-vested restricted stock grants	87,418	559,562	519,451
Average common shares outstanding assuming dilution	94,927,213	94,488,086	94,543,543

Net income
Continuing operations	$1,813,802	$1,132,703	$1,053,849
Discontinued operations	(41,540)	—	—
Net income	$1,772,262	$1,132,703	$1,053,849

Diluted net income per common share
Continuing operations	$19.11	$11.99	$11.15
Discontinued operations	(.44)	—	—
Net income per common share	$18.67	$11.99	$11.15

(1)	Stock options and other contingently issuable shares excludes 638,795, 62,935 and 34,463 shares at December 31, 2017, 2016 and 2015, respectively, due to their anti-dilutive effect.

Basic and diluted net income per common share are calculated using the treasury stock method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

NOTE 16 – SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

	2017
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$2,761,387	$3,735,817	$4,507,020	$3,979,564	$14,983,788
Gross profit	1,343,274	1,737,056	1,902,142	1,798,739	6,781,211
Net income	239,152	319,111	316,606	897,393	1,772,262
Net income per common share - basic	2.58	3.44	3.40	9.62	19.08
Net income per common share - diluted	2.53	3.36	3.33	9.39	18.67

	2016
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$2,574,024	$3,219,525	$3,279,462	$2,782,591	$11,855,602
Gross profit	1,261,845	1,635,901	1,636,425	1,388,580	5,922,751
Net income	164,876	378,064	386,733	203,030	1,132,703
Net income per common share - basic	1.80	4.12	4.20	2.20	12.33
Net income per common share - diluted	1.75	3.99	4.08	2.15	11.99

Net income for the three months and year ended December 31, 2017 included a tax benefit of $668,779 related to the Deferred income tax reductions. See Note 14.
Net income in the fourth quarter of 2016 included a gain on sale of assets of $30,916, increased provisions for environmental matters of $9,330 and impairment of goodwill and trademarks of $10,688.
NOTE 17 – OPERATING LEASES
The Company leases certain stores, warehouses, manufacturing facilities, office space and equipment. Renewal options are available on the majority of leases and, under certain conditions, options exist to purchase certain properties. Rental expense for operating leases, recognized on a straight-line basis over the lease term in accordance with the Leases Topic of the ASC was $464,616, $417,549 and $394,359 for 2017, 2016 and 2015, respectively. Certain store leases require the payment of contingent rentals based on sales in excess of specified minimums. Contingent rentals included in rent expense were $63,300, $58,865 and $55,890 in 2017, 2016 and 2015, respectively. Rental income, as lessor, from real estate leasing activities and sublease rental income for all years presented was not significant. The following schedule summarizes the future minimum lease payments under noncancellable operating leases having initial or remaining terms in excess of one year at December 31, 2017:

2018	$391,009
2019	347,321
2020	298,505
2021	237,999
2022	178,014
Later years	402,680
Total minimum lease payments	$1,855,528

NOTE 18 – REPORTABLE SEGMENT INFORMATION
The Company reports its segment information in the same way that management internally organizes its business for assessing performance and making decisions regarding allocation of resources in accordance with the Segment Reporting Topic of the ASC. Upon completion of the Acquisition in the second quarter of 2017, the Company made important changes to its organizational and reporting structure that resulted in establishing three reportable operating segments: The Americas Group, Consumer Brands Group and Performance Coatings Group (individually, a Reportable Segment and collectively, the Reportable Segments). Prior period segment reporting has been adjusted to reflect the updated reportable segments. Factors considered in determining the three Reportable Segments of the Company include the nature of business activities, the management structure directly accountable to the Company’s chief operating decision maker (CODM) for operating and administrative activities, availability of discrete financial information and information presented to the Board of Directors. The Company reports all other business activities and immaterial operating segments that are not reportable in the Administrative segment. See pages 8 through 15 of this report for more information about the Reportable Segments.
The Company’s CODM has been identified as the Chief Executive Officer because he has final authority over performance assessment and resource allocation decisions. Because of the diverse operations of the Company, the CODM regularly receives discrete financial information about each Reportable Segment as well as a significant amount of additional financial information about certain divisions, business

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

units or subsidiaries of the Company. The CODM uses all such financial information for performance assessment and resource allocation decisions. The CODM evaluates the performance of and allocates resources to the Reportable Segments based on segment profit or loss and cash generated from operations. The accounting policies of the Reportable Segments are the same as those described in Note 1 of this report.
The Americas Group Reportable Segment includes the Company's previous Paint Stores Group and Latin America Coatings Group, along with a specialty retail business of Valspar. The Americas Group consisted of 4,620 company-operated specialty paint stores in the United States, Canada, Latin America and the Caribbean region at December 31, 2017. Each store in this segment is engaged in servicing the needs of architectural and industrial paint contractors and do-it-yourself homeowners. The Americas Group company-owned stores market and sell Sherwin-Williams® and other controlled brand architectural paint and coatings, protective and marine products, OEM product finishes and related products. The majority of these products are produced by manufacturing facilities in the Consumer Brands Group. In addition, each store sells select purchased associated products. The Americas Group sells a variety of architectural paints, coatings and related products through dedicated dealers, home centers, distributors, hardware stores and other retailers throughout Latin America. The Americas Group meets regional customer demands through developing, licensing, manufacturing, distributing and selling a variety of architectural paints, coatings and related products in North and South America. The loss of any single customer would not have a material adverse effect on the business of this segment. At December 31, 2017, The Americas Group consisted of operations from subsidiaries in 9 foreign countries. During 2017, this segment opened 101 net new stores, consisting of 114 new stores opened (76 in the United States, 15 in Canada, 1 in Curacao, 14 in South America and 8 in Mexico) and 13 stores closed (4 in the United States, 1 in Canada, 6 in South America and 2 in Mexico). In 2016 and 2015, this segment opened 142 and 98 net new stores, respectively. A map on the cover flap of this report shows the number of paint stores and their geographic location. The CODM uses discrete financial information about The Americas Group, supplemented with information by geographic region, product type and customer type, to assess performance of and allocate resources to The Americas Group as a whole. In accordance with ASC 280-10-50-9, The Americas Group as a whole is considered the operating segment, and because it meets the criteria in ASC 280-10-50-10, it is also considered a Reportable Segment.
The Consumer Brands Group Reportable Segment includes the Company's previous Consumer Group along with Valspar's previous Consumer Paints segment, excluding Valspar's automotive refinishes products business. The Consumer Brands Group supplies a broad portfolio of branded and private-label architectural paints, stains, varnishes, industrial products, wood finishes products, wood preservatives, applicators, corrosion inhibitors, aerosols, caulks and adhesives to retailers and distributors throughout North America, as well as in Australia, China and Europe. The Consumer Brands Group also supports the Company's other businesses around the world with new product research and development, manufacturing, distribution and logistics. Approximately 59.47% of the total sales of the Consumer Brands Group in 2017 were intersegment transfers of products primarily sold through The Americas Group. At December 31, 2017, the Consumer Brands Group consisted of operations in the United States and subsidiaries in 6 foreign countries. Sales and marketing of certain controlled brand and private labeled products is performed by a direct sales staff. The products distributed through third-party customers are intended for resale to the ultimate end-user of the product. The Consumer Brands Group had sales to certain customers that, individually, may be a significant portion of the sales of the segment. However, the loss of any single customer would not have a material adverse effect on the overall profitability of the segment. This segment incurred most of the Company’s capital expenditures related to ongoing environmental compliance measures at sites currently in operation. The CODM uses discrete financial information about the Consumer Brands Group, supplemented with information by product type and customer type, to assess performance of and allocate resources to the Consumer Brands Group as a whole. In accordance with ASC 280-10-50-9, the Consumer Brands Group as a whole is considered the operating segment, and because it meets the criteria in ASC 280-10-50-10, it is also considered a Reportable Segment.
The Performance Coatings Group Reportable Segment includes the Company's previous Global Finishes Group and Valspar's previous Coatings Group segment. The Performance Coatings Group also includes Valspar's automotive refinishes products business, which was previously reported under Valspar's Consumer Paints segment. Valspar’s North American industrial wood coatings business, which was previously reported under the Valspar's Coatings Group segment, was divested. The Performance Coatings Group develops and sells industrial coatings for wood finishing and general industrial (metal and plastic) applications, automotive refinish, protective and marine coatings, coil coatings, packaging coatings and performance-based resins and colorants worldwide. In addition, a specialty coatings business previously in the Company's Consumer Group is now included in the Performance Coatings Group. This segment licenses certain technology and trade names worldwide. Sherwin-Williams® and other controlled brand products are distributed through The Americas Group and this segment’s 290 company-operated branches and by a direct sales staff and outside sales representatives to retailers, dealers, jobbers, licensees and other third-party distributors. The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Performance Coatings Group had sales to certain customers that, individually, may be a significant portion of the sales of the segment. However, the loss of any single customer would not have a material adverse effect on the overall profitability of the segment. During 2017, this segment opened 4 new branches and closed 2 branches for a net increase of 2 branches. At December 31, 2017, the Performance Coatings Group consisted of operations in the United States and subsidiaries in 44 foreign countries. The CODM uses discrete financial information about the Performance Coatings Group reportable segment, supplemented with information about geographic divisions, business units and subsidiaries, to assess performance of and allocate resources to the Performance Coatings Group as a whole. In accordance with ASC 280-10-50-9, the Performance Coatings Group as a whole is considered the operating segment, and because it meets the criteria in ASC 280-10-50-10, it is also considered a Reportable Segment. A map on the cover flap of this report shows the number of branches and their geographic locations.
The Administrative segment includes the administrative expenses of the Company’s corporate headquarters site. Also included in the Administrative segment is interest expense, interest and investment income, certain expenses related to closed facilities and environmental-related matters, and other expenses which are not directly associated with the Reportable Segments. The Administrative segment does not include any significant foreign operations. Also included in the Administrative segment is a real estate management unit that is responsible for the ownership, management and leasing of non-retail properties held primarily for use by the Company, including the Company’s headquarters site, and disposal of idle facilities. Sales of this segment represents external leasing revenue of excess headquarters space or leasing of facilities no longer used by the Company in its primary businesses. Material gains and losses from the sale of property are infrequent and not a significant operating factor in determining the performance of the Administrative segment.

Net external sales of all consolidated foreign subsidiaries were $2,959,785, $1,722,246 and $1,788,955 for 2017, 2016 and 2015, respectively. Long-lived assets consisted of Property, plant and equipment, Goodwill, Intangible assets, Deferred pension assets and Other assets. The aggregate total of long-lived assets for the Company was $15,492,586, $3,125,222 and, $3,132,981 at December 31, 2017, 2016 and 2015, respectively. Long-lived assets of consolidated foreign subsidiaries totaled $3,691,035, $477,889 and $497,528 at December 31, 2017, 2016 and 2015, respectively.
Total Assets of the Company were $19,958,427, $6,752,521 and $5,778,937 at December 31, 2017, 2016 and 2015, respectively. Total assets of consolidated foreign subsidiaries were $5,253,995, $1,233,666 and $1,172,064, which represented 26.3 percent, 18.3 percent and 20.3 percent of the Company’s total assets at December 31, 2017, 2016 and 2015, respectively. The increase in net external sales and long-lived assets was primarily due to the Acquisition. Domestic operations accounted for the remaining net external sales and long-lived assets. No single geographic area outside the United States was significant relative to consolidated net external sales or consolidated long-lived assets. Export sales and sales to any individual customer were each less than 10 percent of consolidated sales to unaffiliated customers during all years presented.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

(millions of dollars)	2017
	The Americas Group	Consumer Brands Group	Performance Coatings Group	Administrative	Consolidated Totals
Net external sales	$9,117	$2,155	$3,706	$6	$14,984
Intersegment transfers	6	3,162	22	(3,190)	—
Total net sales and intersegment transfers	$9,123	$5,317	$3,728	$(3,184)	$14,984
Segment profit	$1,769	$226	$299		$2,294
Interest expense				$(263)	(263)
Administrative expenses and other				(503)	(503)
Income from continuing operations before income taxes	$1,769	$226	$299	$(766)	$1,528
Reportable segment margins	19.4%	4.3%	8.0%
Identifiable assets	$4,359	$5,839	$8,300	$1,460	$19,958
Capital expenditures	69	95	37	22	223
Depreciation	75	92	69	49	285

	2016
	The Americas Group	Consumer Brands Group	Performance Coatings Group	Administrative	Consolidated Totals
Net external sales	$8,377	$1,528	$1,946	$5	$11,856
Intersegment transfers	39	2,775	15	(2,829)
Total net sales and intersegment transfers	$8,416	$4,303	$1,961	$(2,824)	$11,856
Segment profit	$1,606	$301	$257		$2,164
Interest expense				$(154)	(154)
Administrative expenses and other				(415)	(415)
Income from continuing operations before income taxes	$1,606	$301	$257	$(569)	$1,595
Reportable segment margins	19.1%	7.0%	13.1%
Identifiable assets	$2,148	$2,005	$818	$1,782	$6,753
Capital expenditures	100	99	19	$21	239
Depreciation	76	47	20	$29	172

	2015
	The Americas Group	Consumer Brands Group	Performance Coatings Group	Administrative	Consolidated Totals
Net external sales	$7,840	$1,578	$1,916	$5	$11,339
Intersegment transfers	40	2,736	5	(2,781)	—
Total net sales and intersegment transfers	$7,880	$4,314	$1,921	$(2,776)	$11,339
Segment profit	$1,452	$309	$202		$1,963
Interest expense				$(62)	(62)
Administrative expenses and other				(352)	(352)
Income from continuing operations before income taxes	$1,452	$309	$202	$(414)	$1,549
Reportable segment margins	18.4%	7.2%	10.5%
Identifiable assets	$2,037	$1,925	$814	$1,003	$5,779
Capital expenditures	132	60	21	21	234
Depreciation	72	47	25	26	170

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING INFORMATION

Certain statements contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Letter to Shareholders” and elsewhere in this report constitute “forward-looking statements” within the meaning of the federal securities laws. These forward-looking statements are based upon management’s current expectations, estimates, assumptions and beliefs concerning future events and conditions and may discuss, among other things, anticipated future performance (including sales and earnings), expected growth, future business plans and the costs and potential liability for environmental-related matters and the lead pigment and lead-based paint litigation. Any statement that is not historical in nature is a forward-looking statement and may be identified by the use of words and phrases such as "believe," "expect," "may," "will," "should," "project," "could," "plan," "goal," "potential," "seek," "intend" or "anticipate" or the negative thereof or comparable terminology.
Readers are cautioned not to place undue reliance on any forward-looking statements. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside our control, that could cause actual results to differ materially from such statements and from our historical results and experience. These risks, uncertainties and other factors include such things as: (a) general business conditions, strengths of retail and manufacturing economies and the growth in the coatings industry; (b) changes in general domestic economic conditions such as inflation rates, interest rates, tax rates, unemployment rates, higher labor and healthcare costs, recessions, and changing government policies, laws and regulations; (c) changes in raw material and energy supplies and pricing; (d) changes in our relationships with customers and suppliers; (e) our ability to successfully integrate past and future acquisitions into our existing operations, including Valspar, as well as the performance of the businesses acquired; (f) risks inherent in the achievement of anticipated cost synergies resulting from the Acquisition and the timing thereof; (g) competitive factors, including pricing pressures and product innovation and quality; (h) our ability to attain cost savings from productivity initiatives; (i) risks and uncertainties associated with our expansion into and our operations in Asia, Europe, South America and other foreign markets, including general economic conditions, inflation rates, recessions, foreign currency exchange rates, foreign investment and repatriation restrictions, legal and regulatory constraints, civil unrest and other external economic and political factors; (j) the achievement of growth in foreign markets, such as Asia, Europe and South America; (k) increasingly stringent domestic and foreign governmental regulations, including those affecting health, safety and the environment; (l) inherent uncertainties involved in assessing our potential liability for environmental-related activities; (m) other changes in governmental policies, laws and regulations, including changes in accounting policies and standards and taxation requirements (such as new tax laws and new or revised tax law interpretations); (n) the nature, cost, quantity and outcome of pending and future litigation and other claims, including the lead pigment and lead-based paint litigation, and the effect of any legislation and administrative regulations relating thereto; and (o) adverse weather conditions and natural disasters.
Readers are cautioned that it is not possible to predict or identify all of the risks, uncertainties and other factors that may affect future results and that the above list should not be considered to be a complete list. Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise except as otherwise required by law.

SHAREHOLDER INFORMATION

Annual Meeting
The annual meeting of shareholders
will be held in the Landmark
Conference Center, 927 Midland
Building, 101 W. Prospect Avenue,
Cleveland, Ohio on Wednesday,
April 18, 2018 at 9:00 A.M.,
local time.

Headquarters
101 W. Prospect Avenue
Cleveland, Ohio 44115-1075
(216) 566-2000
www.sherwin.com

Investor Relations
Robert J. Wells
Senior Vice President - Corporate
Communications and Public Affairs
The Sherwin-Williams Company
101 W. Prospect Avenue
Cleveland, Ohio 44115-1075

Independent Registered
Public Accounting Firm
Ernst & Young LLP
Cleveland, Ohio

Stock Trading
Sherwin-Williams Common Stock—
Symbol, SHW—is traded on the
New York Stock Exchange.

Dividend Reinvestment Program
A dividend reinvestment program is
available to shareholders of common
stock. For information, contact
Equiniti Trust Company.

Form 10-K
The Company’s Annual Report on
Form 10-K, filed with the Securities
and Exchange Commission, is
available without charge. To obtain
a copy, contact Investor Relations.

Transfer Agent & Registrar
Our transfer agent, EQ Shareowner Services (formerly Wells Fargo Shareowner Services), maintains the records for our registered shareholders and can help with a wide variety of shareholder related services, including the direct deposit of dividends and online access to your account. Contact:
EQ Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874
www.shareowneronline.com
1-800-468-9716 Toll-free
651-450-4064 outside the United States

COMMON STOCK TRADING STATISTICS

	2017	2016	2015	2014	2013
High	$414.34	$312.10	$292.44	$266.25	$195.32
Low	274.54	239.35	218.94	174.29	153.94
Close December 31	410.04	268.74	259.60	263.04	183.50
Shareholders of record	6,488	6,787	6,996	7,250	7,555
Shares traded (thousands)	154,970	212,100	195,560	152,913	186,854

QUARTERLY STOCK PRICES AND DIVIDENDS

2017				2016
Quarter	High	Low	Dividend	Quarter	High	Low	Dividend
1st	$315.36	$274.54	$.850	1st	$288.69	$239.35	$.840
2nd	361.03	308.35	.850	2nd	300.12	280.32	.840
3rd	359.72	328.97	.850	3rd	312.10	273.53	.840
4th	414.34	359.43	.850	4th	277.88	240.63	.840

CORPORATE OFFICERS AND
OPERATING MANAGEMENT

Corporate Officers	Operating Management

John G. Morikis, 54*	Joel D. Baxter, 57*	Karl J. Jorgenrud, 41
Chairman, President and	President & General Manager	President & General Manager
Chief Executive Officer	Global Supply Chain Division	Protective & Marine Division
	Consumer Brands Group	Performance Coatings Group
Allen J. Mistysyn, 49*
Senior Vice President - Finance	Justin T. Binns, 42	Dennis H. Karnstein, 51
and Chief Financial Officer	President & General Manager	President & General Manager
	Eastern Division	Industrial Wood Coatings Division
Jane M. Cronin, 50*	The Americas Group	Performance Coatings Group
Senior Vice President -
Corporate Controller	Lee B. Diamond, 48	Robert F. Lynch, 57
	President & General Manager	President & General Manager
Mary L. Garceau, 45*	Canada Division	Retail - North America
Senior Vice President, General	The Americas Group	Consumer Brands Group
Counsel and Secretary
	Aaron M. Erter, 44*	David B. Sewell, 49*
Thomas P. Gilligan, 57*	President	President
Senior Vice President -	Consumer Brands Group	Performance Coatings Group
Human Resources
	Monty J. Griffin, 57	Samuel W. Shoemaker, 56
Sean P. Hennessy, 60*	President & General Manager	President & General Manager
Senior Vice President - Corporate	South Western Division	Global Packaging, Coil, and Coatings
Planning, Development and	The Americas Group	Resins & Colorants Division
Administration		Performance Coatings Group
Thomas C. Hablitzel, 55
Robert J. Wells, 60*	President & General Manager	Todd A. Stephenson, 48
Senior Vice President - Corporate	Automotive Finishes Division	President & General Manager
Communications and Public Affairs	Performance Coatings Group	Mid Western Division
The Americas Group
Lawrence J. Boron, 59	Peter J. Ippolito, 53*
Vice President - Taxes and	President	Todd V. Wipf, 53
Assistant Secretary	The Americas Group	President & General Manager
Southeastern Division
John D. Hullibarger, 37	Bruce G. Irussi, 57	The Americas Group
Vice President - Corporate Audit	President & General Manager
and Loss Prevention	General Industrial Coatings Division
Performance Coatings Group
Jeffrey J. Miklich, 43
Vice President and Treasurer

Stephen J. Perisutti, 55
Vice President, Deputy General
Counsel and Assistant Secretary

Bryan J. Young, 42
Vice President - Corporate
Strategy & Development

* Executive Officer as defined by the Securities Exchange Act of 1934

Board of Directors

1. **CHRISTINE A. POON, 65***
   Executive in Residence
   The Max M. Fisher College of Business
   The Ohio State University
   Retired, former Vice Chairman
   Johnson & Johnson

2. **STEVEN H. WUNNING, 66**
   Retired, former Group President
   Caterpillar Inc.

3. **ARTHUR F. ANTON, 60***
   Chairman and Chief Executive Officer
   Swagelok Company

4. **MATTHEW THORNTON III, 59***
   Senior Vice President, US Operations
   FedEx Express
   FedEx Corporation

5. **JOHN G. MORIKIS, 54**
   Chairman, President and
   Chief Executive Officer
   The Sherwin-Williams Company

6. **RICHARD J. KRAMER, 54***
   Chairman of the Board,
   Chief Executive Officer and President
   The Goodyear Tire & Rubber Company

7. **JOHN M. STROPKI, 67**
   Retired, former Chairman, President
   and Chief Executive Officer
   Lincoln Electric Holdings, Inc.

8. **DAVID F. HODNIK, 70**
   Retired, former President and
   Chief Executive Officer
   Ace Hardware Corporation

9. **SUSAN J. KROPF, 69**
   Retired, former President and
   Chief Operating Officer
   Avon Products, Inc.

10. **MICHAEL H. THAMAN, 54**
    Chairman, President and Chief
    Executive Officer
    Owens Corning

2
3
5
6
8
9
1
4
7
10

*Audit Committee Member