Form 10-K, Exhibit 13
period 2018-12-31
SHERWIN WILLIAMS CO
filed 2019-02-22
CIK 89800

Exhibit 13

__The Sherwin-Williams Company__ was founded by Henry Sherwin and Edward Williams in 1866. Today, we are a global leader in the manufacture, development, distribution and sale of paint, coatings and related products to professional, industrial, commercial and retail customers.

The Company manufactures products under well-known brands such as Sherwin-Williams®, Valspar®, Dutch Boy®, HGTV HOME™ by Sherwin-Williams, Krylon®, Minwax®, Cabot®, Thompson's® Water Seal® and many more. With global headquarters in Cleveland, Ohio, Sherwin-Williams® branded products are sold primarily through more than 5,100 company-operated stores and facilities, while the Company's other brands are sold through leading mass merchandisers, home centers, independent paint dealers, hardware stores, automotive retailers and industrial distributors. For more information, visit **www.sherwin-williams.com**.

The Company is comprised of three reportable segments, which together provide our customers with innovative solutions to ensure their success, no matter where they work, or what surfaces they are coating.

- **The Americas Group** operates the exclusive outlets for Sherwin-Williams® branded paints, stains, supplies, equipment and floor covering in the U.S., Canada and the Caribbean. The Group also manufactures and sells a wide range of architectural paint, industrial coatings and related products across Latin America through company-operated stores and dedicated dealers.
- **Consumer Brands Group** sells one of the industry's most recognized portfolios of branded and private-label products through retailers across North America and in parts of Europe, Australia, New Zealand and China, and also operates a highly efficient global supply chain for paint, coatings and related products.
- **Performance Coatings Group** sells a wide range of industrial coatings and finishes to general industrial, industrial wood, protective and marine, coil & extrusion, packaging and automotive customers in more than 120 countries.

Contents

- *Our Global Footprint*
- *1 Financial Highlights*
- *2 Letter to Shareholders*
- *8 At a Glance*
- *10 The Americas Group*
- *12 Consumer Brands Group*
- *14 Performance Coatings Group*
- *16 Shareholder Returns*
- *17 Financial Performance*

The Sherwin-Williams Company is an equal opportunity employer. As such, we will recruit, hire, train and promote in all job titles based only on valid job requirements. All personnel actions will be administered without regard to the following "factors": race, color, religion, sex, sexual orientation, gender identity, national origin, protected veteran status, disability, age, pregnancy, genetic information, creed, citizenship status, marital status, or any other consideration prohibited by law or by contract.

CANADA
21 branches
1 facility
241 paint stores
4 facilities
43 facilities
13 facilities
4,032 paint stores
223 branches
UNITED STATES
2 facilities
81 paint stores
CARIBBEAN
LATIN AMERICA / SOUTH AMERICA
19 branches
18 facilities
342 paint stores
10 facilities
16 branches
9 facilities
25 facilities
EMEAI
ASIA-PACIFIC
7 facilities
3 branches
9 facilities
95 paint stores
6 facilities
AUSTRALIA/NEW ZEALAND
The Americas Group
Consumer Brands Group
Performance Coatings Group
Corporate headquarters

The Americas Group's Stores

UNITED STATES		Minnesota	64	West Virginia	19
Alabama	72	Mississippi	57	Wisconsin	83
Alaska	7	Missouri	77	Wyoming	12
Arizona	66	Montana	18	**CANADA**	
Arkansas	46	Nebraska	23	Alberta	28
California	269	Nevada	25	British Columbia	49
Colorado	79	New Hampshire	22	Manitoba	9
Connecticut	41	New Jersey	98	New Brunswick	5
Delaware	17	New Mexico	24	Newfoundland	2
District of Columbia	5	New York	142	Nova Scotia	7
Florida	313	North Carolina	164	Ontario	94
Georgia	159	North Dakota	9	Prince Edward Island	1
Hawaii	13	Ohio	199	Quebec	39
Idaho	27	Oklahoma	55	Saskatchewan	7
Illinois	155	Oregon	56	**CARIBBEAN**	81
Indiana	95	Pennsylvania	200	**LATIN AMERICA**	
Iowa	43	Rhode Island	12	Brazil	95
Kansas	45	South Carolina	87	Chile	56
Kentucky	58	South Dakota	10	Ecuador	33
Louisiana	69	Tennessee	92	Mexico	147
Maine	25	Texas	339	Uruguay	11
Maryland	85	Utah	37	**TOTAL**	**4,696**
Massachusetts	62	Vermont	11		
Michigan	116	Virginia	125		
		Washington	105		

Our Global Footprint

As a global leader in the development, manufacture and sale of paint, coatings and related products, Sherwin-Williams has an extensive retail presence throughout the Americas and growing service capabilities in Europe, Asia-Pacific and Australia/New Zealand.

- **The Americas Group** has 4,354 company-operated specialty paint stores in the United States, Canada and the Caribbean. More than 90 percent of the U.S. population lives within a 50-mile radius of a Sherwin-Williams store. The Americas Group operates 342 stores throughout Latin America and sells through more than 700 dedicated dealer outlets, primarily located in Brazil, Chile, Ecuador, Mexico and Uruguay.
- **Consumer Brands Group** includes company-operated outlets in Australia and New Zealand and a highly efficient global supply chain consisting of 95 manufacturing plants and distribution centers.
- **Performance Coatings Group** sells to a growing customer base in more than 120 countries around the world and has 282 company-operated general industrial, industrial wood, protective and marine, and automotive branches.

Financial Highlights

(thousands of dollars except per share data)	2018	2017	2016
Net sales	$ 17,534,493	$ 14,983,788	$ 11,855,602
Net income from continuing operations (1)(2)	$ 1,108,746	$ 1,769,488	$ 1,132,703
Per share:			
Diluted net income per share from continuing operations (1)(3)	$ 11.67	$ 18.64	$ 11.99
Cash dividends	$ 3.44	$ 3.40	$ 3.36
Average shares outstanding – diluted (thousands)	94,988	94,927	94,488
Return on sales (1)	6.3%	11.8%	9.6%
Return on assets (1)	5.8%	8.9%	16.8%
Return on beginning shareholders' equity (1)(4)	30.4%	94.2%	130.5%
Total debt to capitalization (1)	71.5%	74.3%	51.0%
Interest coverage (1)(5)	4.7x	6.6x	11.4x

Net Sales
millions of dollars

$11,856
$14,984
$17,534
16
17
18

Net Income from Continuing Operations (1)(2)
millions of dollars

$1,133
$1,769
$1,109
16
17
18

$11.99
$18.64
$11.67
16
17
18

Net Operating Cash
millions of dollars

$1,309
$1,884
$1,944
16
17
18

Letter to Shareholders

We are pleased to report that Sherwin-Williams delivered record performance across many measures in 2018, including sales, earnings before interest, taxes, depreciation and amortization (EBITDA), and net operating cash. Our success stems from our continued focus on innovative products and services to help our customers improve their productivity, profitability and projects.

We posted these outstanding results while also making tremendous progress on the integration of Valspar, the largest acquisition in our history. Integration synergies in 2018 exceeded the target we set at the beginning of the year. We also faced significant and persistent raw material inflation for the second year in a row, which we responded to with selling price increases, some of which were still flowing in as we entered 2019. Tariffs, global trade uncertainty, interest rate hikes and other headwinds also impacted the operating environment. Still, Sherwin-Williams employees delivered. Specific financial highlights from 2018* include:

- Sales increased $2.55 billion, or 17%, to a record $17.53 billion. Keeping in mind that the Valspar transaction closed on June 1, 2017, incremental Valspar sales from January through May 2018 increased consolidated sales by 12.4% for the year. Organic growth for the full year was 4.7%.
- EBITDA – or "Earnings Before Interest, Taxes, Depreciation and Amortization" – increased 4.4% to a record $2.32 billion.
- GAAP diluted net income per share for 2018 decreased to $11.67 per share from $18.20 per share in 2017. The $11.67 per share includes non-operating expenses of $2.71 per share and acquisition-related expenses of $4.15 per share. The $18.20 per share includes a charge of $0.44 related to discontinued operations, acquisition-related expenses of $3.47 per share and a one-time benefit of $7.04 per share from Deferred Income Tax Reductions.

*2018 reported results include purchase accounting adjustments, acquisition transaction and integration costs, and other non-operating expenses related to environmental remediation, pension plan settlement, and California litigation expense. Our 2017 reported results include purchase accounting adjustments, acquisition transaction and integration costs, and a one-time benefit from Deferred income tax reductions. The Company also made a voluntary inventory Accounting Change in the fourth quarter of 2018, driven by integration activities. As a result of this change, and in accordance with U.S. Generally Accepted Accounting Principles (GAAP), a retrospective one-time expense adjustment to cost of goods sold of $58.9 million, or $.47 per share, was made, resulting in revised GAAP 2017 fourth quarter and full year amounts. This revision increased acquisition-related costs and reduced previously reported segment profit for Performance Coatings and Consumer Brands Groups by $35.7 million and $23.2 million, respectively, for both the fourth quarter and full year 2017 compared to what was previously reported.

- We believe investors gain a more meaningful view of our underlying performance by excluding non-operating and acquisition-related items from results in both years. On this adjusted basis, 2018 diluted earnings per share from continuing operations increased 23.0% to $18.53 from $15.07 per share in 2017.

Organic growth increased 4.7% and adjusted diluted net income per share from continuing operations increased 23% compared to the prior year.

- Net operating cash for the year increased $60 million to a record $1.94 billion. This cash generation enabled us to continue investing in growth and return capital directly to our shareholders. During the year, we invested $251 million in our business through capital expenditures, paid $323 million in cash dividends, invested $613 million to return 1.525 million shares of common stock to treasury and retired $1.1 billion in debt. Net debt to adjusted EBITDA at the end of the year was approximately 3.3 times.
- Our acquisition integration effort is on track. We delivered approximately $180 million in synergy benefits to the income statement in 2018, about $30 million above the midpoint of our expectations at the start of the year. We exited the year with an annual synergy run rate of approximately $360 million. To date, we have completed 437 value-capture projects. An additional 157 projects are currently in progress with 53 more under evaluation.

Amid these highlights, we did receive some disappointing news during the year, as the United States Supreme Court declined to hear our appeal of a lower court decision related to California lead paint abatement. This resulted in a pre-tax charge of $136.3 million, or one-third of the amount of an abatement fund as recalculated by the trial court. We continue to believe the California verdict is wrong on the facts and law, and we will vigorously defend any potential future litigation as we have in the past.

The Americas Group introduced 25 new architectural products in North America, the eighth consecutive year of double-digit product introductions in the region.

The Americas Group

Sales for The Americas Group increased $507.9 million in 2018, or 5.6% compared to 2017, to $9.63 billion. This growth comes on top of a strong prior year during which sales grew 8.8%. Currency translation rate changes reduced 2018 sales by 1%. Comparable-store sales in the U.S., Canada and the Caribbean – that is, sales by stores open more than 12 calendar months – increased 5.1% in the year. Full-year segment profit increased 7.3% to $1.90 billion, and segment operating margin increased 30 basis points to 19.7% from 19.4% last year.

Sales to residential repaint contractors remained our strongest customer end market in the year, with sales increasing by a double-digit percentage. All other customer categories were also positive for the year. We continued to serve these customers by investing in innovation. We introduced 25 new products in North America in 2018 – our eighth consecutive year of double-digit product introductions in the region – and 30 more in Latin America. Particularly well-received products include Loxon® Self-Cleaning Exterior Acrylic Coating, SuperDeck® Solid Color Stain with new Cool Feel® Color Technology, Extreme Block® Primer/Sealer and Duration Home® Interior Paint with Moisture Resistant Technology.

Our value proposition rests on combining innovative products with premium service. We believe our company-operated stores offer professional painting contractors and DIYers the best service experience available. We further invested in this model in 2018, opening 76 net new stores, including 87 in North America, which was partially offset by some store consolidation in Latin America. Total store count at year-end was 4,696. Our service model also includes our e-business platform, which we enhanced in 2018 and which enables pro customers to better manage their businesses with 24/7 access to ordering, pricing, purchase history and more.

Consumer Brands Group

2018 sales for the Consumer Brands Group increased $584.3 million, or 27.1% compared to 2017, to $2.74 billion. Incremental Valspar sales from the five months ended May 2018 increased Group sales 26.9% in the year. Segment profit increased 28.7% to $261.1 million due to incremental Valspar operations profit for the first five months of $75.8 million, increased selling prices and reduced impacts of a voluntary inventory accounting change, partially offset by increased raw material costs and lower sales to some of the Group's customers. Reported segment operating margin increased to 9.5% in 2018 from 9.4% last year. Excluding purchase accounting expense in both years and the voluntary inventory accounting change adjustment to 2017, adjusted segment operating margin decreased to 13.6% in 2018 from 15.5% in 2017. The margin decrease was driven mainly by incremental expenses related to the launch of our new partnership with Lowe's and raw material inflation, not all of which were anticipated.

Since the acquisition of Valspar in June 2017, the Consumer Brands Group has integrated two distinct teams into one. Evidence of the value provided by this combination came early in 2018, as we announced an expanded partnership with Lowe's. The partnership positions Lowe's as the only national home center in the United States to offer our Valspar® brand paints and stains, HGTV HOME™ by Sherwin-Williams paints, Minwax®, Cabot® and Thompson's® Water Seal® stains, Krylon® aerosols and Purdy® applicators. We executed six major product category resets and trained 20,000 Lowe's associates during the year, providing Lowe's customers with an improved experience throughout the paint department. We began to see the benefits of this expanded partnership in 2018, and our expectations for longer-term success remain high.

We partner with other premier retailers as well, such as Menards, Ace, Orgill, Do-It-Best and others. The Valspar acquisition also provides us with the opportunity to grow outside of North America through the Valspar®, Huarun® and Wattyl® brands in Europe, China and Australia/New Zealand, respectively.

The success of each of our reportable segments is supported by a highly efficient global supply chain and research and development organization, all managed within the Consumer Brands Group. This team performed admirably in 2018, keeping pace with the incremental load-in demand of the new Lowe's program while also supporting what is traditionally the peak period of architectural paint sales volume in North America. This effort resulted in approximately $20 million in incremental costs that were not included in our earnings outlook for the full year. Deep thanks goes to the many members of our global supply chain for their efforts in putting our customers first. Their dedication is a great source of pride to all of us.

This team also remained crucial to our acquisition value-capture efforts in 2018, especially in the area of optimizing our manufacturing and distribution footprint. We consolidated four manufacturing plants and three distribution centers in 2018 while completing seven capacity expansion projects to support global growth. We also began to more fully realize the benefits of our new distribution center in Waco, Texas, and new manufacturing facility in Nantong, China, both of which opened in 2017. Health and safety remained priorities for us as well, and we had 31 U.S. VPP Star sites and 12 OHSAS 18001 and 45 ISO 14001 sites globally at the end of 2018.

This team also operates our commercial transportation fleet, which was honored again in 2018 with the SmartWay Excellence Award. This annual award honors top shipping and logistics company partners for superior environmental performance and additional actions to reduce freight emissions through effective collaboration and operational practices. The fleet also earned 2nd Place for the National Private Truck Council's Fleet of the Year Safety Award.

Performance Coatings Group

2018 sales for the Performance Coating Group increased $1.46 billion, or 39.4% compared to 2017, to $5.17 billion. Incremental Valspar sales from the five months ended May 2018 increased Group sales 34.3% in the year. Segment profit increased 72.0% to $452.1 million due to incremental Valspar operations profit for the first five months of $97.6 million,

We continued to innovate in the area of coatings that reduce impacts to the environment.

selling price increases and reduced impacts of a voluntary inventory accounting change, partially offset by increased raw material costs and increased purchase accounting impacts. Reported segment operating margin increased to 8.8% in 2018 from 7.1% last year. Excluding purchase accounting expense in both years and a voluntary inventory accounting change adjustment to 2017, adjusted segment operating margin was essentially flat at 12.9% in 2018 compared to 13.0% in 2017. Given the level of raw material inflation this segment experienced in 2018, flat operating margin year over year is evidence that our pricing actions have had success.

Like the Consumer Brands Group, this segment has integrated distinct Sherwin-Williams and Valspar teams into a single global organization with a common purpose: delivering value to customers through differentiated products and solutions that focus on both application performance and enhancing productivity. This starts with innovation, especially in the area of coatings that reduce impacts to the environment, where the Performance Coatings Group continues to make advancements in next-generation waterborne technology, low-cure powder coatings, renewable bio-based raw materials, and non-isocyanate and non-formaldehyde formulated coatings. We're also maximizing our large-batch/small-batch capabilities to serve a broader range of customer needs.

All product categories managed by this Group generated growth in the year, led by General Industrial and Packaging, which were both up by double-digit percentages. General Industrial's Color Express™ program is reducing the time it takes for powder finishers to match, receive and apply powder. And in Packaging, our ValPure® V70 Series of non-BPA epoxy coatings has emerged as a top choice among can coaters.

Industrial Wood customers are benefiting from our latest flooring coatings, including Ultra-Cure® MarGuard™ Clear Topcoat, which provides resistance to stains, scratches and abrasion. In Automotive Finishes, our Ultra 9K™ Waterborne System is a great example of synergy, combining basecoat technologies from Valspar with primer and clearcoats from Sherwin-Williams to deliver a truly differentiated offering.

For Coil & Extrusion customers, we continued to deliver value with our Fluropon® 70% Polyvinylidene Fluoride (PVDF) coatings for metal architecture.

In the Protective and Marine space, our patented Firetex® FX6002 is an ultrafast-drying intumescent coating for structural steel surfaces that provides fire resistance for up to 2 hours.

Leadership Announcements

Our continued focus on internal talent development resulted in several leadership appointments during the year. **Pete Ippolito** was promoted to President of The Americas Group, succeeding Jay Davisson, who retired after 31 years of service to the Company. Pete took on leadership of our largest operating segment early in 2018, with his 32 years of experience at Sherwin-Williams preparing him extremely well for the role. After joining the Company as a management trainee, Pete progressed through a variety of leadership roles, most recently as President & General Manager of the Mid Western Division of The Americas Group.

Todd Stephenson succeeds Pete as President & General Manager of the Mid Western Division. Todd joined Sherwin-Williams in 1992 and most recently served as Senior Vice President of Sales, Protective & Marine Division, Performance Coatings Group. **Tom Hablitzel** was promoted to Senior Vice President, Enterprise Strategic Accounts, succeeding Mark Henderson, who retired after 36 years of service to the Company. Tom joined the Company in 2005 and most recently served as President of the Automotive Finishes Division, Performance Coatings Group. **Justin Binns** succeeds Tom as President & General Manager of the Automotive Finishes Division. Justin joined the Company in 2001 and takes on his new role after serving most recently as President & General Manager of the Eastern Division within The Americas Group. **Mark Provenson** succeeds Justin as President & General Manager of the Eastern Division. Mark joined Sherwin-Williams in 2000 and most recently served as Vice President of Sales, Mid Western Division. **Jonathan Reid** was promoted to President & General Manager of the South Western Division in The Americas Group, succeeding Monty Griffin, who retired after 33 years of service to the Company. Jon joined Sherwin-Williams in 1993 and most recently served as Vice President of Sales in the South Western Division. These seamless transitions during the year demonstrate our thoughtful approach to succession planning and the depth of our talent pool.

Outlook

We enter 2019 with confidence in the sustainability of demand across most of our end markets, and we see significant opportunities for profitable growth throughout the business. In The Americas Group, we will continue to invest in our store model and best-in-class products while executing on share of wallet and new account activation initiatives. In the Consumer Brands Group, we are excited by the exclusive national home center relationship and shared commitment to

2018 At a Glance

The Americas Group

55%
of total sales

The Americas Group operates the exclusive outlets for Sherwin-Williams® branded paints, stains, supplies, equipment and floor covering in the United States, Canada and the Caribbean. The Group also manufactures and sells a wide range of architectural paints, industrial coatings and related products across Latin America through company-operated stores, dedicated dealers and selected retailers.

PRODUCTS SOLD: Paints, stains, aerosols, applicators, caulks, varnishes, protective and marine coatings, spray equipment and related products in the United States, Canada, the Caribbean and Latin America. Wall covering and floor covering in the United States, Canada and the Caribbean. OEM product finishes in Latin America

CUSTOMERS SERVED: Do-it-yourselfers, professional painting contractors, home builders, property maintenance, healthcare, hospitality, architects, interior designers, industrial, marine, flooring and original equipment manufacturer (OEM) product finishers

MAJOR BRANDS SOLD: Sherwin-Williams®, A-100®, Cashmere®, Colorgin®, Condor®, Duracraft®, Duration Home®, Duration®, Emerald®, Harmony®, HGTV HOME™ by Sherwin-Williams, Kem Pro®, Kem Tone®, Krylon®, Loxon®, Marson®, Metalatex®, Minwax®, Novacor®, Paint Shield®, PrepRite®, ProClassic®, ProCraft®, ProConstructor®, ProIndustrial™, ProMar®, ProPark®, Solo®, Sumaré®, SuperDeck®, SuperPaint®, Ultra Protección®, Woodscapes®

OUTLETS: 4,354 Sherwin-Williams paint stores in the United States, Canada and the Caribbean, and 342 in Brazil, Chile, Ecuador, Mexico and Uruguay. Dedicated dealers, home centers, distributors and hardware stores in Argentina, Brazil, Chile, Ecuador, Mexico and Uruguay. Licensee in El Salvador serves Central America

PRO
INDUSTRIAL
ProCraft
Emerald
Duration
HOME
Extreme Block
Stain Blocking Primer/Sealer
INTERIOR ACRYLIC LATEX

Consumer Brands Group

16%
of total sales

Our Consumer Brands Group sells one of the industry's most recognized portfolios of branded and private-label products through retailers across North America and in parts of Europe, China, Australia and New Zealand. The Group also operates a highly efficient global supply chain for paint, coatings and related products.

PRODUCTS SOLD: Branded, private-label and licensed brand paints, stains, varnishes, industrial products, wood finishing products, wood preservatives, applicators, corrosion inhibitors, aerosols, caulks and adhesives, and related products

CUSTOMERS SERVED: Do-it-yourselfers, professional painting contractors, industrial maintenance and flooring contractors

MAJOR BRANDS SOLD: Accurate Dispersions™, Altax™, Bestt Liebco®, Cabot®, Conco®, Duckback®, Dupli-Color®, DuraSeal®, Dutch Boy®, Geocel®, Granosite®, H&C®, HGTV HOME™ by Sherwin-Williams, Huarun®, Kool Seal®, Krylon®, Minwax®, Pratt & Lambert®, Purdy®, Ronseal®, Rubberset®, Solver®, Sprayon®, SuperDeck®, Thompson's® WaterSeal®, Tri-Flow®, Uniflex®, Valspar®, VHT®, Wattyl®, White Lightning®

OUTLETS: Over 10,000 points of distribution with leading mass merchandisers, home centers, independent paint dealers, hardware stores, craft stores, fine art stores, automotive retailers and industrial distributors in the United States, Canada, Poland, United Kingdom, China, Australia and New Zealand

KRYLON
FUSION
ALL-IN-ONE
HGTV HOME
SHERWIN WILLIAMS
INFINITY
valspar
SIGNATURE
MINWAX
WOOD FINISH
PENETRATING STAIN
RED CHESTNUT 232

Performance Coatings Group

29%
of total sales

The Performance Coatings Group sells a broad range of coatings and finishing solutions to general industrial, industrial wood, protective and marine, automotive, packaging and coil & extrusion customers in more than 120 countries.

PRODUCTS SOLD: Asset protection products, wood finishes, powder coatings, coatings for plastic and glass, aerosols, high-performance interior and exterior coatings for the automotive, aviation, fleet, packaging, heavy truck, material handling, agriculture and construction, and building products segments

CUSTOMERS SERVED: Coatings for commercial construction, industrial maintenance, protective and marine, OEM coatings for military, heavy equipment, appliances, electronics, building products, furniture, cabinetry and flooring, architects and specifiers, bridge & highway, water & waste water treatment, collision repair facilities, dealerships, auto interior, fleet owners, auto refinishers, production shops, metal packaging and manufacturers

MAJOR BRANDS SOLD: Sherwin-Williams®, Acrolon®, AcromaPro®, Arti™, ATX™, AWX Performance Plus™, Baco®, Conely®, DeBeer®, DFL™, Dimension®, Duraspar®, EcoDex®, Envirolastic®, Euronavy®, Excelo®, EzDex®, Fastline®, Finish 1™, Firetex®, Fluropon®, Genesis®, Heat-Flex®, House of Kolor®, Huarun®, Inchem®, Inver®, Kem Aqua®, Lanet™, Lazzuril®, Macropoxy®, Magnalux™, Martin Senour®, Matrix®, ML Campbell®, Oece™, PermaClad®, Planet Color™, Polane®, Powdura®, Prospray®, Sayerlack®, Sher-Wood®, Ultra-Cure®, Ultra™, USC®, ValPure® Valspar®, Wattyl®

OUTLETS: 282 company-operated branches serving automotive, general industrial, industrial wood and coil customers in the United States, Australia, Belarus, Belgium, Brazil, Canada, Chile, China, Czech Republic, Denmark, Finland, France, Germany, India, Indonesia, Ireland, Italy, Lithuania, Malaysia, Mexico, Norway, Peru, Poland, Portugal, Romania, Russia, Singapore, Spain, Sweden, Thailand, Ukraine, United Kingdom and Vietnam. Distribution in 44 other countries through wholly owned subsidiaries, joint ventures, distributors, export options, and licensees of technology, trademarks and trade names

POWDURA
valspar
B62W335
SHER-WOOD
S64 N 503

The Americas Group

The Americas Group operates specialty stores that serve as the exclusive outlets for Sherwin-Willams® branded paints, stains, supplies, equipment and floor covering in the U.S., Canada and the Caribbean. The Group also serves Latin America through company-operated stores, dedicated dealers and selected retailers. In 2018, the Group delivered record performance as net sales increased 5.6% to $9.63 billion and segment profit grew 7.3% to $1.90 billion.

Throughout the Americas, our store employees and field reps are trained to understand their customers' needs. We then combine our innovative products, color expertise, application know-how, business service and support programs to offer highly customized solutions that meet and exceed customer needs.

This time-tested approach led to another strong year for our business. We opened 76 net new stores in 2018, bringing our total to 4,696 throughout the Americas. We also have more than 700 Sherwin-Williams dedicated dealers in Latin America, enabling us to further serve that region. We launched 25 new products in the U.S., Canada and the Caribbean and 30 in Latin America during the year. Among the highlights:

- **Loxon® Self-Cleaning Exterior Acrylic Coating** easily sheds dirt to keep properties looking fresh. Designed for exterior above-grade masonry, the self-cleaning formula provides advanced durability, water shedding and wind-driven rain and dirt pickup resistance.
- **SuperDeck® Solid Color Stain with Cool Feel® Color Technology** can reduce deck surface temperatures by up to 20°F compared to conventional technology, making these spaces cooler and more enjoyable for homeowners and their guests.
- **Extreme Block® Primer/Sealer** reduces the need for repaints by sealing off stubborn stains such as smoke, fire and nicotine, making it ideal for quickly restoring a property to fresh condition. Its fast-drying formula helps contractors keep tight timelines and stay on schedule.
- **Duration Home® Interior Paint with Moisture-Resistant Technology** provides enhanced protection in damp environments and defends against unsightly water spotting. It is ideal for kitchens, bathrooms and laundry rooms.
- **ProCraft®** is a comprehensive mid-tier product line designed to meet the needs of painting professionals across a variety of segments. We expanded our offering with new elastomeric, ceiling and texture paints.

Innovation extends beyond our products, too. For example, pro customers continued to adopt mysw.com, our e-business platform, enabling them to better manage their businesses with 24/7 access to ordering, pricing, purchase history and more. Our new ColorSnap™ Match tool lets users scan colors from any item, including paint, textiles, carpet, tile and accessories, then instantly find the closest Sherwin-Williams paint color and palette. We've also embraced augmented reality, as the new Instant Paint feature in our ColorSnap® app allows customers to use their smartphone cameras to “try on and see” any of Sherwin-Williams 1,500 colors on their walls in real time. As we begin 2019, we'll continue to invest in products and services that help make our customers more successful.

Achievements

We were recognized for **Outstanding Customer Satisfaction with Paint Retailers and Exterior Paint** in the 2018 J.D. Power Paint Satisfaction Study.*

We demonstrated "The Power of Paint" during our **7th Annual National Painting Week** as more than 4,000 Sherwin-Williams employees donated 34,000 hours of their time to transform more than 200 community spaces in the U.S., Canada and the Caribbean, using Sherwin-Williams paint and supplies.

Our new **Paint Your Path™** initiative aims to help our professional customers create a stronger, more skilled painting workforce. Our long-term commitment supports employers and potential painters through career advocacy, education and recruitment resources.

The National Association of Building Materials in Brazil (ANAMACO) awarded Colorgin® Spray Paint the Master Award for the **best overall evaluation and best spraying** ability. It also awarded Novacor™ Piso Floor Paint with First Place **for best overall coverage**.

Emerald

*Sherwin-Williams received the highest score with exterior paints and second highest score among paint retailers in the J.D. Power 2018 Paint Satisfaction Study of customers' satisfaction with purchased and applied paint. Visit jdpower.com/awards

Consumer Brands Group

The Consumer Brands Group offers one of the industry's most recognized portfolios of branded and private-label products through retailers across North America, parts of Europe, China, Australia and New Zealand. It also operates a highly efficient and productive global supply chain. In 2018, the Group delivered record performance as net sales increased 27.1% to $2.74 billion and segment profit grew 28.7% to $261.1 million.

The Consumer Brands Group provides strategic channel partners with access to a portfolio of industry-leading brands supported by best-in-class, high-touch service. There was no better illustration of this value proposition in 2018 than the announcement of our expanded partnership with Lowe's. Lowe's is now the exclusive national home center in the United States to offer Valspar® paints, stains and applicators, HGTV HOME™ by Sherwin-Williams paints, Minwax®, Cabot® and Thompson's® Water Seal® stains, Krylon® aerosols and Purdy® applicators. Both partners executed on significant enhancements to staffing, training, merchandising, advertising, product assortment and supply chain. We began to see the benefits of this expanded partnership in 2018, and our expectations for long-term profitable growth remain high.

We also partner with other premier retailers such as Menards, Ace, Orgill, Do-It-Best and others. Outside of North America, we have established niches in Europe, China and Australia/New Zealand through our Valspar®, Huarun® and Wattyl® brands, respectively. We continue to assess the most promising opportunities for us to deliver value to customers in these regions.

Throughout the year, we continued to invest in new products to make our customers more successful, including:

- **Valspar® exterior stain** comes in a range of nature-inspired colors to help consumers tap their creativity and enjoy their best life outdoors. It provides all-weather protection in one coat and is available in transparent, semi-transparent and solid color formulations, as well as a clear finish.
- **Dutch Boy® Forever™** paint + primer is a new line of stain-blocking interior and ceiling paints featuring Arm & Hammer™ Odor Eliminating technology. It is specially formulated to cover and block stubborn stains such as coffee, tea, ketchup, crayon and lipstick. Additionally, Forever™ paint has advanced washability, is stain and mildew resistant and is GREENGUARD® Gold certified.
- **Krylon® Fusion All-In-One™** is a premium product that bonds to difficult surfaces such as plastics and ready-to-assemble furniture without sanding or priming. The product provides maximum rust protection for all outdoor projects and offers a broad color palette with multiple finishes and sheens for indoors and out.

We also completed important organizational work in 2018 that leaves us well positioned for future success. Since the acquisition of Valspar in June 2017, we have integrated two distinct teams into one. A leaner, more effective organizational structure is in place with a deepened focus on employee communication, engagement and alignment. Our value proposition is clear, and we are winning with key strategic partners. We are achieving our value-capture targets, and we will continue to execute on our initiatives in the areas of simplification, merchandising excellence, SKU reduction, brand rationalization, productivity enhancement and talent development.

Achievements

The Valspar Championship drives brand affinity, engages key customers and suppliers, and supports community and charitable partners. The 2018 event in Palm Harbor, Florida, was the highest-rated PGA Tour non-major Sunday telecast since 2013 and reached 27.4 million viewers with 150,000 fans in attendance.

Our "Made with Love" campaign reinforced the Minwax® brand's position as "America's No.1 Selling Interior Stain." When shoppers buy applicators, we encourage them to "Make it Perfect. Make Sure it's Purdy. The No. 1 Brand Preferred by Pros." And a robust media campaign for Valspar® paint, inclusive of television, online video, programmatic display, paid search and social marketing, resulted in millions of impressions, views, clicks and incremental store visits.

Performance Coatings Group

The Performance Coatings Group sells a broad range of coatings and finishing solutions through nearly 300 branches to general industrial, industrial wood, automotive, protective and marine, packaging and coil & extrusion customers throughout the world. In 2018, the Group delivered record performance as net sales increased 39.4% to $5.17 billion and segment profit grew 72.0% to $452.1 million.

The diverse set of businesses that makes up the Performance Coatings Group shares a common goal: delivering value to customers through differentiated products and solutions that focus on both application performance and enhancing productivity. Through an array of technologies and capabilities, we help our customers grow their businesses faster and more profitably. This begins with innovation, especially in the area of coatings that reduce impacts to the environment, where we continue to make advancements in next-generation waterborne technology, low-cure powder coatings, products made with bio-based raw materials and non-isocyanate and non-formaldehyde formulated coatings.

In automotive finishes, we continue to be at the forefront of the shift to waterborne coatings. The Ultra 9K™ Waterborne Basecoat System combines basecoat technologies from Valspar with Sherwin-Williams primer and clearcoats. Designed to drive productivity and efficiency in the shop, the Ultra 9K™ system comes with an all-new color retrieval experience, a spectrophotometer and global color box – making even the most difficult color match easy. Our technology in this division extends beyond the road and into the sky with new offerings for aerospace customers. Jet Suede™, a new two-component urethane topcoat, delivers an upscale, textured feel to aircraft interiors.

For industrial wood customers, we launched a new line of flooring coatings, including Ultra-Cure® MarGuard™ Clear Topcoat, a high-performance, UV-cure clearcoat, which provides advanced durability and resistance to chemicals, stains, scratches, scuffs and abrasions. We also introduced our Virtual Panel Studio, an online inspiration tool that provides furniture, kitchen cabinet and other wood product designers with access to a complete library of high-resolution images of finished wood panels. These panel images can be saved, downloaded, used in renderings and shared with customers or fellow collaborators to inspire future projects using innovative Sherwin-Williams® coatings.

In the general industrial division, we're reducing the time it takes for powder finishers to match, receive and apply powder. The Color Express™ program uses an affordable handheld reader to match color against powder products stocked at distribution centers and available at Sherwin-Williams locations across North America. The combination of digital technology and locally stocked products can reduce the matching process from weeks down to a few days.

Technology continues to drive rapid growth in our packaging coatings offering. Our ValPure® V70 Series of non-BPA epoxy coatings has emerged as a top choice among can makers. It offers the performance benefits of epoxy coatings for food safety and preservation, answers the need for choices in the marketplace and delivers on consumer preferences.

In the protective and marine space, our patented Firetex® FX6002 is an ultrafast-drying intumescent coating for structural steel surfaces that provides fire resistance for up to 2 hours. The ultrafast cure removes drying bottlenecks in the paint shop, and also means rapid weather resistance for site-applied material.

For coil & extrusion customers, we continued to deliver value with our Fluropon® 70% Polyvinylidene Fluoride (PVDF) coatings for metal architecture. These coatings offer extremely strong bonding properties. They are most appropriate for monumental and high-end residential and commercial architecture as they provide excellent color and gloss retention.

Achievements

We earned the **SSPC (Society for Protective Coatings) Military Coatings Project Award of Excellence** for coatings used in overhauling the USS George Washington (CVN-73), a thousand-foot U.S. Navy aircraft carrier. Using new coatings and technologies, innovative collaborations and solutions with less impact on the environment, we helped preserve and recoat critical areas, from topside to ballast tanks to interior fuel tanks.

We earned the **SSPC George Campbell Award** for coatings used on the suspension spans and towers of the Walt Whitman Bridge, which spans the Delaware River from Pennsylvania to New Jersey. The Award recognizes a single outstanding achievement in the completion of a difficult or complex industrial coatings project.

Shareholder Returns

Comparison of Cumulative Five-Year Total Return

$250
$200
$150
$100
2013
2014
2015
2016
2017
2018
Sherwin-Williams Co.
S&P 500 Index
Peer Group

Peer group of companies comprised of the following: Akzo Nobel N.V., BASF SE, H.B. Fuller Company, Genuine Parts Company, The Home Depot, Inc., Lowe's Companies, Inc., Masco Corporation, Newell Brands Inc., PPG Industries, Inc., RPM International Inc., Stanley Black & Decker Inc. and USG Corporation

Five-Year Return

The graph at left compares the cumulative five-year total shareholder return on Sherwin-Williams common stock with the cumulative five-year total return of the companies listed on the Standard & Poor's 500 Stock Index and a peer group of companies selected on a line-of-business basis. The cumulative five-year total return assumes $100 was invested on December 31, 2013 in Sherwin-Williams common stock, the S&P 500 and the peer group. The cumulative five-year total return, including reinvestment of dividends, represents the cumulative value through December 31, 2018.

Stock Repurchase (millions of shares)

12.00
9.00
6.00
3.00
0.00
2009
2010
2011
2012
2013
2014
2015
2016*
2017*
2018

* No open market purchases in 2016 and 2017

114.5	108.8	105.7	103.9	103.0	98.7	94.5	94.5	94.9	95.0

Average Common Shares Outstanding (fully diluted, in millions)

Dividends Per Share

$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$.50
$0.00
80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17 18

Returning Cash to Shareholders

We have consistently returned a portion of our cash generated from operations to shareholders through cash dividends and share repurchases. In 2018, the Company increased its cash dividend 1.2 percent to $3.44 per share, marking the 40th consecutive year we increased our dividend. Share repurchases are also an efficient way of returning cash to shareholders in that they return sellers' investment at market value and maximize the value of the remaining shares outstanding. We temporarily suspended share repurchases in 2016 and 2017, using cash to reduce total borrowings required to finance the Valspar transaction in 2016 and reducing debt by $1 billion in 2017. We returned to share repurchases in 2018, buying 1.53 million shares on the open market while also reducing debt by $1.1 billion. Over the past 10 years, we have reduced our average diluted common shares outstanding by more than 19 million shares.

[THIS PAGE INTENTIONALLY LEFT BLANK]

FINANCIAL PERFORMANCE

FINANCIAL TABLE OF CONTENTS

Financial Summary	18

Management’s Discussion and Analysis of Financial Condition and Results of Operations	19

Reports of Management and the Independent Registered Public Accounting Firm	36

Consolidated Financial Statements and Notes	40

Cautionary Statement Regarding Forward-Looking Information	78

Shareholder Information	79

Corporate Officers and Operating Management	80

FINANCIAL SUMMARY
(millions of dollars except as noted and per share data)

	2018		2017 (1)		2016		2015		2014
Operations
Net sales	$17,534		$14,984		$11,856		$11,339		$11,130
Cost of goods sold (2), (3)	10,116		8,265		5,933		5,780		5,965
Selling, general and administrative expenses (2)	5,034		4,798		4,159		3,914		3,823
Amortization	318		207		26		28		30
Interest expense	367		263		154		62		64
Income from continuing operations before income taxes (3), (4)	1,360		1,469		1,595		1,549		1,258
Net income from continuing operations (3), (5)	1,109		1,769		1,133		1,054		866
Financial Position
Accounts receivable - net	$2,019		$2,105		$1,231		$1,114		$1,131
Inventories (3)	1,815		1,742		1,068		1,019		1,034
Working capital - net (3)	47		420		798		515		(115)
Property, plant and equipment - net	1,777		1,877		1,096		1,042		1,021
Total assets (3)	19,134		19,900		6,753		5,779		5,699
Long-term debt	8,708		9,886		1,211		1,907		1,116
Total debt	9,344		10,521		1,953		1,950		1,799
Shareholders’ equity (3)	3,731		3,648		1,878		868		996
Per Share Information
Average shares outstanding - diluted (thousands)	94,988		94,927		94,488		94,543		98,075
Book value (3)	$40.07		$38.86		$20.20		$9.41		$10.52
Net income from continuing operations - diluted (3), (6)	11.67		18.64		11.99		11.15		8.77
Cash dividends	3.44		3.40		3.36		2.68		2.20
Financial Ratios
Return on sales (3)	6.3%		11.8%		9.6%		9.3%		7.8%
Asset turnover	0.9	x	0.8	x	1.8	x	2.0	x	2.0	x
Return on assets (3)	5.8%		8.9%		16.8%		18.2%		15.2%
Return on equity (3), (7)	30.4%		94.2%		130.5%		105.8%		48.8%
Dividend payout ratio (8)	18.5%		28.4%		30.1%		30.6%		30.3%
Total debt to capitalization (3)	71.5%		74.3%		51.0%		69.2%		64.4%
Current ratio	1.0		1.1		1.3		1.2		1.0
Interest coverage (3), (9)	4.7	x	6.6	x	11.4	x	26.1	x	20.6	x
Net working capital to sales (3)	0.3%		2.8%		6.7%		4.5%		(1.0)%
Effective income tax rate (10)	18.5%		25.1%		29.0%		32.0%		31.2%
General
Earnings before interest, taxes, depreciation and amortization (3)	$2,323		$2,225		$1,947		$1,809		$1,521
Capital expenditures	251		223		239		234		201
Total technical expenditures (see Note 1)	254		216		153		150		155
Advertising expenditures	358		374		351		338		299
Repairs and maintenance	132		116		100		99		96
Depreciation	278		285		172		170		169
Shareholders of record (total count)	6,244		6,470		6,787		6,987		7,250
Number of employees (total count)	53,368		52,695		42,550		40,706		39,674
Sales per employee (thousands of dollars)	$329		$284		$279		$279		$281
Sales per dollar of assets	0.92		0.75		1.76		1.96		1.95

(1)	2017 includes Valspar financial results since June 1, 2017.

(2)	2017 has been adjusted for the adoption of ASU No. 2017-07. See Note 1.

(3)	2017 has been adjusted for an inventory accounting change made in 2018. See Note 1.

(4)
2018 includes acquisition-related costs of $484.4 million, environmental expense provisions of $167.6 million, California litigation expense of $136.3 million and pension plan settlement expense of $37.6 million. 2017 includes acquisition-related costs of $488.6 million. 2016 includes acquisition-related costs of $133.6 million.

(5)
2018 includes after-tax acquisition-related costs of $394.4 million, after-tax environmental expense provisions of $126.1 million, after-tax California litigation expense of $102.5 million and after-tax pension settlement expense of $28.3 million. 2017 includes a one-time income tax benefit of $668.8 million from Deferred income tax reductions (see Note 15) and after-tax acquisition related costs of $329.4 million. 2016 includes after-tax acquisition-related costs of $81.5 million.

(6)
2018 includes charges of $4.15 per share for acquisition-related costs, $1.32 per share for environmental expense provisions, $1.09 per share for California litigation expense and $0.30 per share for pension settlement expense. 2017 includes a one-time benefit of $7.04 per share from Deferred income tax reductions (see Note 15) and a charge of $3.47 per share for acquisition-related costs. 2016 includes a charge of $0.86 per share for acquisition-related costs.

(7)	Based on net income and shareholders' equity at beginning of year.

(8)	Based on cash dividends per common share and prior year's diluted net income per common share.

(9)	Ratio of income before income taxes and interest expense to interest expense.

(10)	Based on income from continuing operations before income taxes. 2017 excludes impact of one-time income tax benefit primarily related to Tax Cuts and Jobs Act.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY
The Sherwin-Williams Company, founded in 1866, and its consolidated wholly owned subsidiaries (collectively, the Company) are engaged in the development, manufacture, distribution and sale of paint, coatings and related products to professional, industrial, commercial and retail customers primarily in North and South America with additional operations in the Caribbean region, Europe, Asia and Australia. On June 1, 2017, the Company completed the acquisition (Acquisition) of The Valspar Corporation (Valspar) (See Note 4) for a total purchase price of $8.939 billion, which significantly affected the existing business. As of the close of the Acquisition, our reporting segments changed to better reflect the operations of the combined companies. The Company is structured into three reportable segments – The Americas Group, Consumer Brands Group and Performance Coatings Group (collectively, the Reportable Segments) – and an Administrative Segment in the same way it is internally organized for assessing performance and making decisions regarding allocation of resources. See pages 8 through 15 of this report and Note 19, on pages 75 through 77 of this report, for more information concerning the Reportable Segments.
The Company’s financial condition, liquidity and cash flow continued to be strong in 2018 as net operating cash was a record $1.944 billion primarily due to improved operating results from all three Reportable Segments. Net working capital decreased $373.0 million at December 31, 2018 compared to 2017 due to a significant increase in other accruals included in current liabilities and a decrease in current assets. Cash and cash equivalents decreased $48.7 million, while Other accruals and the California litigation accrual increased $168.4 million and $136.3 million, respectively. On May 16, 2017, in order to fund the Acquisition, the Company issued $6.000 billion of senior notes in a public offering. In April 2016, the Company entered into agreements for a $7.300 billion Bridge Loan and a $2.000 billion Term Loan as committed financing for the Acquisition. On June 1, 2017, the Company terminated the agreement for the Bridge Loan and borrowed the full $2.000 billion on the Term Loan. The remaining balance of the Term Loan was paid off in 2018 and the agreement was terminated. The Company has been able to arrange sufficient short-term borrowing capacity at reasonable rates, and the Company continues to have sufficient total available borrowing capacity to fund its current operating needs. Net operating cash increased $59.7 million in 2018 to a cash source of $1.944 billion from a cash source of $1.884 billion in 2017.
Strong net operating cash provided the funds necessary to invest in new stores and manufacturing and distribution facilities, return cash to shareholders through dividends and treasury stock purchases, and pay down debt.

A voluntary inventory accounting change was made in the fourth quarter of 2018 driven by the Company’s integration activities that impacted the application of last-in, first-out (LIFO) accounting method (Inventory Accounting Change) (See Note 1). As a result of the Inventory Accounting Change in accordance with U.S. generally accepted accounting principles, a retrospective one-time adjustment was made to increase cost of goods sold $58.9 million and related income tax credit $14.6 million which decreased net income $44.3 million and diluted net income per share $.47 for the year ended December 31, 2017. Also, the Inventory Accounting Change increased acquisition-related costs and decreased previously reported segment profit for Performance Coatings and Consumer Brands Groups by $35.7 million and $23.2 million, respectively, for the year ended December 31, 2017. All impacted amounts have been adjusted in this report for the Inventory Accounting Change for the year ended December 31, 2017.
Consolidated net sales increased 17.0 percent in 2018 to $17.534 billion from $14.984 billion in 2017. The increase was due primarily to incremental Valspar sales from the five months ended May 2018 (Incremental Valspar), higher paint sales volume in The Americas Group and selling price increases. Incremental Valspar sales increased net sales 12.4 percent for the year ended December 31, 2018. As a result of the new revenue standard (ASC 606) adopted in the first quarter of 2018, certain advertising support that was previously classified as selling, general and administrative expenses is now classified as a reduction of revenue with no effect on net income. The new revenue standard decreased consolidated net sales less than one percent in 2018. Consolidated gross profit as a percent of consolidated net sales decreased to 42.3 percent in 2018 compared to 44.8 percent in 2017 due primarily to the Acquisition and higher raw material costs, partially offset by price increases. Selling, general and administrative expenses (SG&A) increased $236.1 million in 2018 compared to 2017 and decreased as a percent of consolidated net sales to 28.7 percent in 2018 from 32.0 percent in 2017 primarily due to the impact from Valspar operations. Amortization expense increased $111.3 million to $318.1 million in 2018 versus 2017 due primarily to the Acquisition and related purchase accounting intangible amortization of twelve months in 2018 versus seven months in 2017. Other general expense-net increased $168.3 million in 2018 versus 2017 primarily due to a significant increase in environmental provisions.
Interest expense increased $103.3 million in 2018 versus 2017 primarily due to higher average annual debt levels related to the Acquisition. The California litigation expense recorded in 2018 was $136.3 million. The effective income tax rate for 2018 was 18.5 percent. Excluding the income tax benefit of $668.8 million from the Tax Cuts and Jobs Act of 2017 (Tax Act) and

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

subsidiary mergers (collectively, Deferred income tax reductions), the effective income tax rate for income from continuing operations was 25.1 percent for 2017. See Note 15 on pages 71 through 73 for more information on Income taxes. The Company also recorded an income tax provision of $41.5 million in the second quarter of 2017 related to the divestiture of Valspar's North American industrial wood coatings business, which is reported as a discontinued operation and reduced diluted net income per share by $.44 per share. See Notes 1 and 15 for more information. Diluted net income per share for 2018 decreased to $11.67 per share from $18.20 per share for 2017. Diluted net income per share in 2018 included per share charges for acquisition-related costs of $4.15 and other non-operating expenses totaling $2.71. Other non-operating expenses included environmental provisions of $1.32, California litigation of $1.09 and pension plan settlement expense of $.30 per share. Currency translation rate changes decreased diluted net income per share in the year by $.21 per share. Diluted net income per share in 2017 included a one-time benefit of $7.04 per share from Deferred income tax reductions, a one-time charge of $.44 per share for discontinued operations and a charge of $3.47 per share for acquisition-related costs.
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
All of the significant accounting policies that were followed in the preparation of the consolidated financial statements are disclosed in Note 1, on pages 45 through 49, of this report. The following procedures and assumptions utilized by management directly impacted many of the reported amounts in the consolidated financial statements.
Non-Traded Investments
The Company has investments in the U.S. affordable housing and historic renovation real estate markets and certain other investments that have been identified as variable interest entities. The Company does not have the power to direct the day-to-day operations of the investments and the risk of loss is limited to the amount of contributed capital, and therefore, the Company is not considered the primary beneficiary. In accordance with the Consolidation Topic of the ASC, the investments are not consolidated. For affordable housing investments entered into prior to the January 1, 2015 adoption of ASU No. 2014-01, the Company uses the effective yield method to determine the carrying value of the investments. Under the effective yield method, the initial cost of the investments is amortized to income tax expense over the period that the tax credits are recognized. For affordable housing investments entered into on or after the January 1, 2015 adoption of ASU No. 2014-01, the Company uses the proportional amortization method. Under the proportional amortization method, the initial cost of the investments is amortized to income tax expense in proportion to the tax credits and other tax benefits received. The Company has no ongoing capital commitments, loan requirements or guarantees with the general partners that would require any future cash contributions other than the contractually committed capital contributions that are disclosed in the contractual obligations table on page 28 of this report. See Note 1, on page 45 of this report, for more information on non-traded investments.
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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

However, depending on how such potential issues are resolved, or if the financial condition of any of the Company’s customers were to deteriorate and their ability to make required payments became impaired, increases in these allowances may be required. At December 31, 2018, no individual customer constituted more than 5 percent of Accounts receivable.
Inventories
Inventories were stated at the lower of cost or market with cost determined principally on the LIFO method based on inventory quantities and costs determined during the fourth quarter. Inventory quantities were adjusted during the fourth quarter as a result of annual physical inventory counts taken at all locations. If inventories accounted for on the LIFO method are reduced on a year-over-year basis, then liquidation of certain quantities carried at costs prevailing in prior years occurs. Management recorded the best estimate of net realizable value for obsolete and discontinued inventories based on historical experience and current trends through reductions to inventory cost by recording a provision included in Cost of goods sold. Where management estimated that the reasonable market value was below cost or determined that future demand was lower than current inventory levels, based on historical experience, current and projected market demand, current and projected volume trends and other relevant current and projected factors associated with the current economic conditions, a reduction in inventory cost to estimated net realizable value was made. See Note 3, on page 51 of this report, for more information regarding the impact of the LIFO inventory valuation.
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
As required by the Goodwill and Other Intangibles Topic of the ASC, management performs impairment tests of goodwill and indefinite-lived intangible assets on an annual basis, as well as whenever an event occurs or circumstances change that indicate impairment has more likely than not occurred. An optional qualitative assessment allows companies to skip the annual quantitative test if it is not more likely than not that impairment has occurred based on monitoring key Company financial performance metrics and macroeconomic conditions. The qualitative assessment is performed when deemed appropriate.
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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company had six components, some of which are aggregated due to similar economic characteristics, to form three reporting units (also the operating segments) with goodwill as of October 1, 2018, the date of the annual impairment test. The annual impairment review performed as of October 1, 2018 did not result in any of the reporting units having impairment or deemed at risk for impairment.
In accordance with the Goodwill and Other Intangibles Topic of the ASC, management tests indefinite-lived intangible assets for impairment at the asset level, as determined by appropriate asset valuations at acquisition. Management utilizes the royalty savings method and valuation model to determine the estimated fair value for each indefinite-lived intangible asset or trademark. In this method, management estimates the royalty savings arising from the ownership of the intangible asset. The key assumptions used in estimating the royalty savings for impairment testing include discount rates, royalty rates, growth rates, sales projections and terminal value rates. Discount rates used are similar to the rates developed by the WACC methodology considering any differences in Company-specific risk factors between reporting units and trademarks. Royalty rates are established by management and valuation experts and periodically substantiated by valuation experts. Operational management, considering industry and Company-specific historical and projected data, develops growth rates and sales projections for each significant trademark. Terminal value rate determination follows common methodology of capturing the present value of perpetual sales estimates beyond the last projected period assuming a constant WACC and low long-term growth rates. The royalty savings valuation methodology and calculations used in 2018 impairment testing are consistent with prior years. The annual impairment review performed as of October 1, 2018 did not result in an impairment.
The discounted cash flow and royalty savings valuation methodologies require management to make certain assumptions based upon information available at the time the valuations are performed. Actual results could differ from these assumptions. Management believes the assumptions used are reflective of what a market participant would have used in calculating fair value considering the current economic conditions. See Note 5, on pages 52 through 53 of this report, for a discussion of goodwill and intangible assets and the impairment tests performed in accordance with the Goodwill and Other Intangibles Topic of the ASC.

Property, Plant and Equipment and Impairment of Long-Lived Assets
Property, plant and equipment was stated on the basis of cost and depreciated principally on a straight-line basis using industry standards and historical experience to estimate useful lives. In accordance with the Property, Plant and Equipment Topic of the ASC, if events or changes in circumstances indicated that the carrying value of long-lived assets may not be recoverable or the useful life had changed, impairment tests were performed or the useful life was adjusted. Undiscounted future cash flows were used to calculate the recoverable value of long-lived assets to determine if such assets were impaired. Where impairment was identified, management determined fair values under the Fair Value Topic of the ASC. If the usefulness of an asset was determined to be impaired, then management estimated a new useful life based on the period of time for projected uses of the asset. Fair value approaches and changes in useful life required management to make certain assumptions based upon information available at the time the valuation or determination was performed. Actual results could differ from these assumptions. Management believes the assumptions used are reflective of what a market participant would have used in calculating fair value or useful life considering the current economic conditions. All tested long-lived assets or groups of long-lived assets had undiscounted cash flows that were substantially in excess of their carrying value. See Notes 5 and 6, on pages 52 through 55 of this report, for a discussion of the reductions in carrying value or useful life of long-lived assets in accordance with the Property, Plant and Equipment Topic of the ASC.
Exit or Disposal Activities
Management is continually re-evaluating the Company’s operating facilities against its long-term strategic goals. Liabilities associated with exit or disposal activities are recognized as incurred in accordance with the Exit or Disposal Cost Obligations Topic of the ASC and property, plant and equipment is tested for impairment in accordance with the Property, Plant and Equipment Topic of the ASC. Provisions for qualified exit costs are made at the time a facility is no longer operational, include amounts estimated by management and primarily include post-closure rent expenses or costs to terminate the contract before the end of its term and costs of employee terminations. Adjustments may be made to liabilities accrued for qualified exit costs if information becomes available

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

upon which more accurate amounts can be reasonably estimated. If impairment of property, plant and equipment exists, then the carrying value is reduced to fair value estimated by management. Additional impairment may be recorded for subsequent revisions in estimated fair value. See Note 6, on pages 53 through 55 of this report, for information concerning impairment of property, plant and equipment and accrued qualified exit costs.
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
Pension costs for 2019 are expected to decrease significantly due to pension settlement lump sum activity in 2018 and annuity contract purchases planned for 2019. The annuity contract purchases in 2019 are expected to result in a settlement charge of approximately $30 million to $40 million in the first quarter of 2019. The Company will use any remaining overfunded cash surplus balances to fund future company contributions to a replacement defined contribution plan. Postretirement benefit plan costs for 2019 are expected to be approximately the same as 2018 due to similar actuarial assumptions being applied. See Note 7, on pages 55 through 60 of this report, for information concerning the Company’s defined benefit pension plans and postretirement benefit plans other than pensions.
Debt
The fair values of the Company’s publicly traded long-term debt were based on quoted market prices. The fair values of the Company’s non-traded long-term debt were estimated using discounted cash flow analyses, based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. See Note 1, on page 45 of this report, for the carrying amounts and fair values of the Company’s long-term debt, and Note 8, on pages 61 through 62 of this report, for a description of the Company’s long-term debt arrangements.
Environmental Matters
The Company is involved with environmental investigation and remediation activities at some of its currently and formerly owned sites and at a number of third-party sites. The Company accrues for environmental-related activities for which commitments or clean-up plans have been developed and for which costs can be reasonably estimated based on industry standards and professional judgment. All accrued amounts were recorded on an undiscounted basis. Environmental-related expenses included direct costs of investigation and remediation and indirect costs such as compensation and benefits for employees directly involved in the investigation and remediation activities and fees paid to outside engineering, actuarial, consulting and law firms. Due to uncertainties surrounding environmental investigations and remediation activities, the Company’s ultimate liability may result in costs that are significantly higher than currently accrued. See page 28 and Note 9, on pages 62 through 63 of this report, for information concerning the accrual for extended environmental-related activities and a discussion concerning unaccrued future loss contingencies.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Litigation and Other Contingent Liabilities
In the course of its business, the Company is subject to a variety of claims and lawsuits, including, but not limited to, litigation relating to product liability and warranty, personal injury, environmental, intellectual property, commercial, contractual and antitrust claims. Management believes that the Company has properly accrued for all known liabilities that existed and those where a loss was deemed probable for which a fair value was available or an amount could be reasonably estimated in accordance with all present U.S. generally accepted accounting principles. However, because litigation is inherently subject to many uncertainties and the ultimate result of any present or future litigation is unpredictable, the Company’s ultimate liability may result in costs that are significantly higher than currently accrued. In the event that the Company’s loss contingency is ultimately determined to be significantly higher than currently accrued, the recording of the liability may result in a material impact on net income for the annual or interim period during which such liability is accrued. Additionally, due to the uncertainties involved, any potential liability determined to be attributable to the Company arising out of such litigation may have a material adverse effect on the Company’s results of operations, liquidity or financial condition. See Note 10 on pages 63 through 67 of this report for information concerning litigation.
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
On December 22, 2017, the Tax Act was enacted. The Tax Act significantly revised the U.S. corporate income tax system by, among other things, lowering corporate income tax rates from 35% to 21%, implementing a territorial tax system and imposing a repatriation tax on deemed repatriated earnings of foreign subsidiaries. Staff Accounting Bulletin (SAB) No. 118 provides a measurement period that should not extend beyond one year from the enactment date for companies to complete the accounting under the Tax Act. In accordance with SAB No. 118, based on the information available as of December 31, 2018, the Company recorded provisional decreases in deferred tax liabilities which increased earnings for the year ended December 31, 2017. The majority of this benefit was driven by the effects of the implementation of the territorial tax system and the remeasurement of U.S. deferred tax liabilities on unremitted foreign earnings.

During the second quarter of 2018, the Company made purchase accounting adjustments related to the Acquisition which resulted in the reversal of income tax benefits related to the remeasurement of U.S. deferred tax liabilities. No other material adjustments were made under SAB No. 118 for the 2018 tax year. The Company has completed its analysis of the Tax Act in the fourth quarter and the accounting under the Tax Act has been finalized. See Note 15, on pages 71 through 73 of this report, for more information.
Stock-Based Compensation
The cost of the Company’s stock-based compensation is recorded in accordance with the Stock Compensation Topic of the ASC. The Company estimates the fair value of option rights using a Black-Scholes-Merton option pricing model which requires management to make estimates for certain assumptions. Management and a consultant continuously review the following significant assumptions: risk-free interest rate, expected life of options, expected volatility of stock and expected dividend yield of stock. An increase or decrease in the assumptions or economic events outside management’s control could have a direct impact on the Company’s results of operations. See Note 13, on pages 68 and 70 of this report, for more information on stock-based compensation.
Revenue Recognition
The Company’s revenue was primarily generated from the sale of products. All sales of products were recognized when shipped and title passed to unaffiliated customers. Collectibility of amounts recorded as revenue is probable at time of sale. Discounts were recorded as a reduction to sales in the same period as the sale resulting in an appropriate net sales amount for the period. Standard sales terms are final and returns or exchanges are not permitted unless expressly stated. Estimated provisions for returns or exchanges, recorded as a reduction resulting in net sales, were established in cases where the right of return existed. The Company offered a variety of programs, primarily to its retail customers, designed to promote sales of its products. Such programs required periodic payments and allowances based on estimated results of specific programs and were recorded as a reduction resulting in net sales. The Company accrued the estimated total payments and allowances associated with each transaction at the time of sale. Additionally, the Company offered programs directly to consumers to promote the sale of its products. Promotions that reduced the ultimate consumer sale prices were recorded as a reduction resulting in net sales at the time the promotional offer was made, generally using estimated redemption and participation levels. The Company continually assesses the adequacy of accruals for customer and consumer promotional program costs earned but not yet paid. To the extent total program payments differ from

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

estimates, adjustments may be necessary. Historically, these total program payments and adjustments have not been material. See Note 2 on page 49 for information on the new revenue standard.
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
The Acquisition significantly affected the Company's financial condition, liquidity and cash flow. See Note 4 for a table detailing the final opening balance sheet. Net working capital decreased $373.0 million at December 31, 2018 compared to 2017 due to a significant increase in other accruals included in current liabilities and a decrease in current assets. Total debt at December 31, 2018 decreased $1.177 billion to $9.344 billion from $10.521 billion at December 31, 2017 and decreased as a percentage of total capitalization to 71.5 percent from 74.3 percent the prior year. At December 31, 2018, the Company had remaining short-term borrowing ability of $3.209 billion.
Net operating cash increased $59.7 million in 2018 to a cash source of $1.944 billion from a cash source of $1.884 billion in 2017 due primarily to increased cash generated by changes in working capital and favorable changes in non-cash items when compared to 2017, partially offset by a reduction in net income of $619.2 million. Net operating cash decreased as a percent to sales to 11.1 percent in 2018 compared to 12.6 percent in 2017. During 2018, strong net operating cash continued to provide the funds necessary to pay down total net debt, invest in new stores and manufacturing and distribution facilities, and return cash to shareholders through treasury stock purchases and dividends paid. In 2018, the Company used a portion of Net operating cash and Cash and cash equivalents to pay down total net debt $1.154 billion, purchase $613.3 million in treasury stock, spend $251.0 million in capital additions and improvements and pay $322.9 million in cash dividends to its shareholders of stock.

Net Working Capital
Total current assets less Total current liabilities (net working capital) decreased $373.0 million to a surplus of $46.7 million at December 31, 2018 from a surplus of $419.8 million at December 31, 2017. The net working capital decrease is due to a significant increase in other accruals included in current liabilities and a decrease in current assets. Accounts payable increased $7.9 million and other accruals increased $168.4 million both due to timing of payments. The California litigation accrual of $136.3 million was recorded in 2018. Cash and cash equivalents decreased $48.7 million and Short-term borrowings decreased $305.3 million resulting from the 1.35% senior notes becoming due in 2019 while the current portion of long-term debt increased $306.0 million. Accounts receivable decreased $85.8 million and inventories increased $72.8 million primarily due to increased cost. As a result of the net effect of these changes, the Company’s current ratio decreased to 1.01 at December 31, 2018 from 1.11 at December 31, 2017. Accounts receivable as a percent of Net sales decreased to 11.5 percent in 2018 from 14.0 percent in 2017. Accounts receivable days outstanding remained unchanged at 61 days in 2018 and 2017. In 2018, provisions for allowance for doubtful collection of accounts decreased $7.1 million, or 13.4 percent. Inventories as a percent of Net sales decreased to 10.4 percent in 2018 from 11.6 percent in 2017 primarily due to tighter inventory management. Inventory days outstanding increased to 81 days in 2018 versus 78 days in 2017. The Company has sufficient total available borrowing capacity to fund its current operating needs.
Goodwill and Intangible Assets
Goodwill, which represents the excess of cost over the fair value of net assets acquired in purchase business combinations, increased $142.4 million in 2018 due to final purchase accounting measurement period adjustments for the Acquisition of $213.6 million partially offset by foreign currency translation rate fluctuations of $71.2 million. Intangible assets decreased $800.8 million in 2018 primarily due to final purchase accounting measurement period adjustments for the Acquisition of $310.5 million, amortization of finite-lived intangible assets of $318.1 million and foreign currency translation rate fluctuations of $173.4 million. Acquired finite-lived intangible assets included customer relationships and intellectual property. Costs related to designing, developing, obtaining and implementing internal use software are capitalized and amortized in accordance with the Goodwill and Other Intangibles Topic of the ASC. See Note 5, on pages 52 through 53 of this report, for a description of goodwill, identifiable intangible assets and asset impairments recorded in accordance with the Goodwill and Other Intangibles Topic of the ASC and summaries of the remaining carrying values of goodwill and intangible assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Deferred Pension and Other Assets
Deferred pension assets of $270.7 million at December 31, 2018 represent the excess of the fair value of assets over the actuarially determined projected benefit obligations, primarily of the domestic salaried defined benefit pension plan. The decrease in Deferred pension assets during 2018 of $26.1 million from $296.7 million last year was primarily due to actual returns on plan assets being lower than expected returns. In accordance with the accounting prescribed by the Retirement Benefits Topic of the ASC, the decrease in the value of the Deferred pension assets is offset in Cumulative other comprehensive loss and is amortized as a component of Net pension costs over a defined period of pension service. See Note 7, on pages 55 through 60 of this report, for more information concerning the excess fair value of assets over projected benefit obligations of the salaried defined benefit pension plan and the amortization of actuarial gains or losses relating to changes in the excess assets and other actuarial assumptions.
Other assets increased $82.0 million to $584.0 million at December 31, 2018 due primarily to increases in customer contract assets.
Property, Plant and Equipment
Net property, plant and equipment decreased $100.3 million to $1.777 billion at December 31, 2018 due primarily to depreciation expense of $278.2 million and sale or disposition of assets with remaining net book value of $99.0 million partially offset by capital expenditures of $251.0 million, and currency translation and other adjustments of $25.9 million. Capital expenditures during 2018 in The Americas Group were primarily attributable to the opening of new paint stores and renovation and improvements in existing stores. In the Consumer Brands Group, capital expenditures during 2018 were primarily attributable to improvements and normal equipment replacements in manufacturing and distribution facilities. Capital expenditures in the Performance Coatings Group were primarily attributable to improvements in existing manufacturing and distribution facilities. The Administrative Segment incurred capital expenditures primarily for information systems hardware. In 2019, the Company expects to spend more than 2018 for capital expenditures. The predominant share of the capital expenditures in 2019 is expected to be for various productivity improvement and maintenance projects at existing manufacturing, distribution and research and development facilities, new store openings and new or upgraded information systems hardware. The Company does not anticipate the need for any specific long-term external financing to support these capital expenditures.

Debt
On June 2, 2017, the Company closed its previously announced exchange offers and consent solicitations (Exchange Offer) for the outstanding senior notes of Valspar. Pursuant to the Exchange Offer, the Company issued an aggregate principal amount of approximately $1.478 billion (Exchange Notes). On May 16, 2017, the Company issued $6.0 billion of New Notes in a public offering. The net proceeds from the issuance of the New Notes were used to fund the Acquisition. The interest rate locks entered into during 2016 settled in March 2017 resulting in a pretax gain of $87.6 million recognized in Cumulative other comprehensive other loss. This gain is being amortized from Cumulative other comprehensive loss to a reduction of interest expense over the terms of the New Notes. For 2018, the amortization of the unrealized gain reduced interest expense by $8.3 million.
In April 2016, the Company entered into a $7.3 billion Bridge Loan and a $2.0 billion Term Loan as committed financing for the Acquisition, as disclosed in Note 4. On June 1, 2017, the Company terminated the agreement for the Bridge Loan and borrowed the full $2.0 billion on the Term Loan. As of December 31, 2018, the Term Loan had no outstanding principal balance and the agreement was terminated.
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
On July 19, 2018, the Company and three of its wholly-owned subsidiaries, Sherwin-Williams Canada, Inc., Sherwin-Williams Luxembourg S.à r.l and Sherwin-Williams UK Holding Limited (all together with the Company, the Borrowers), entered into a new five-year $2.000 billion credit agreement (New Credit Agreement). The New Credit Agreement may be used for general corporate purposes, including the financing of working capital requirements. The New Credit Agreement replaced a credit agreement dated July 16, 2015, as amended, which was terminated. The New Credit Agreement allows the Company to extend the maturity of the facility with two one-year extension options and the Borrowers to increase the aggregate amount of the facility to $2.750 billion, both of which are subject to the discretion of each lender. In addition, the Borrowers may request letters of credit in an amount of up to $250.0 million. At December 31, 2018, there were no short-term borrowings under the New Credit Agreement. Borrowings outstanding under various other foreign programs were $37.0 million at December 31, 2018 with a weighted average interest rate of 9.3%.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In September 2017, the Company entered into a five-year letter of credit agreement, subsequently amended on multiple dates, with an aggregate availability of $625.0 million at December 31, 2018. On May 6, 2016, the Company entered into a five-year credit agreement, subsequently amended on multiple dates. This credit agreement gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $875.0 million at December 31, 2018. Both of these credit agreements are being used for general corporate purposes. At December 31, 2018, there were no borrowings outstanding under these credit agreements. There were $350.0 million borrowings outstanding at December 31, 2017 and no borrowings outstanding at December 31, 2016. There were $291.4 million borrowings outstanding under the Company's domestic commercial paper program at December 31, 2018. There were $274.8 million borrowings outstanding at December 31, 2017 and no borrowings outstanding at December 31, 2016. See Note 8, on pages 61 through 62 of this report, for a detailed description of the Company’s debt outstanding and other available financing programs.
Defined Benefit Pension and Other Postretirement Benefit Plans
The Company's domestic defined benefit pension plan for salaried employees was terminated during 2018 and the participants were moved to a replacement defined contribution plan. The Company is in the process of settling the liabilities of the terminated plan through a combination of (i) lump sum payments to eligible participants who elected to receive them and (ii) the purchase of annuity contracts for participants who either did not elect lump sums or were already receiving benefit payments. The lump sum payments were paid in December 2018 and resulted in a settlement charge of $37.6 million in 2018. The annuity contract purchases in 2019 are expected to result in a settlement charge of approximately $30 million to $40 million in the first quarter of 2019. The Company will use any remaining overfunded cash surplus balances to fund future company contributions to a replacement defined contribution plan. The Company's domestic defined benefit pension plan for hourly employees continues to operate.
In accordance with the accounting prescribed by the Retirement Benefits Topic of the ASC, the Company’s total liability for unfunded or underfunded defined benefit pension plans decreased $13.2 million to $80.7 million primarily due to changes in the actuarial assumptions. Postretirement benefits other than pensions decreased $16.2 million to $274.6 million at December 31, 2018 due primarily to changes in the actuarial assumptions.
The assumed discount rate used to determine the projected benefit obligation for domestic defined benefit pension plans was 3.6 percent at December 31, 2018 and 2017. The assumed discount rate used to determine the projected benefit obligation for foreign defined benefit pension plans increased to 3.0 percent at December 31, 2018 from 2.73 percent at December 31, 2017 primarily due to higher interest rates. The assumed discount rate used to determine the projected benefit obligation for other postretirement benefit obligations increased to 4.2 percent at December 31, 2018 from 3.6 percent at December 31, 2017 for the same reason. The rate of compensation increases used to determine the projected benefit obligations at December 31, 2018 was 3.2 percent for domestic pension plans and 3.7 percent for foreign pension plans, which was comparable to the rates used in the prior year. In deciding on the rate of compensation increases, management considered historical Company increases as well as expectations for future increases. The expected long-term rate of return on assets remained 5.0 percent at December 31, 2018 for domestic pension plans and was slightly lower for most foreign plans. In establishing the expected long-term rate of return on plan assets for 2018, management considered the historical rates of return, the nature of investments and an expectation for future investment strategies. The assumed health care cost trend rates used to determine the net periodic benefit cost of postretirement benefits other than pensions for 2018 were 5.0 percent and 11.0 percent, respectively, for medical and prescription drug cost increases, both decreasing gradually to 4.5 percent in 2026. In developing the assumed health care cost trend rates, management considered industry data, historical Company experience and expectations for future health care costs.
For 2019 Net pension cost for the ongoing domestic pension plan, the Company will use a discount rate of 4.4 percent, an expected long-term rate of return on assets of 5.0 percent and a rate of compensation increase of 3.2 percent. Lower discount rates and expected long-term rates of return on plan assets will be used for most foreign plans. For 2019 Net periodic benefit costs for postretirement benefits other than pensions, the Company will use a discount rate of 4.2 percent. Net pension cost in 2019 for the ongoing domestic pension plan is expected to be approximately $4.6 million. Net periodic benefit costs for postretirement benefits other than pensions in 2019 is expected to be comparable to 2018 expense. See Note 7, on pages 55 through 60 of this report, for more information on the Company’s obligations and funded status of its defined benefit pension plans and postretirement benefits other than pensions.
Deferred Income Taxes
Deferred income taxes at December 31, 2018 decreased $288.7 million from a year ago primarily due to the final purchase accounting measurement period adjustments for the Acquisition and the impact of amortization of intangible assets and reversal of the associated deferred tax liabilities. See Note 4 on page 51 and Note 15 on pages 71 through 73 of this report for more information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Other Long-Term Liabilities
Other long-term liabilities increased $324.8 million during 2018 due primarily to net increases of $142.9 million in environmental-related long-term liabilities and a liability of $225.3 million incurred in 2018 resulting from real estate financing lease transactions, partially offset by decreases in other long-term liabilities. See Note 9, on pages 62 through 63 of this report, for further information on Operating Leases.
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
Depreciation of capital expenditures and other expenses related to ongoing environmental compliance measures were included in the normal operating expenses of conducting business. The Company’s capital expenditures, depreciation and other expenses related to ongoing environmental compliance measures were not material to the Company’s financial condition, liquidity, cash flow or results of operations during 2018. Management does not expect that such capital expenditures, depreciation and other expenses will be material to the Company’s financial condition, liquidity, cash flow or results of operations in 2019. See Note 9, on pages 62 through 63 of this report, for further information on environmental-related long-term liabilities.

Contractual Obligations and Commercial Commitments
The Company has certain obligations and commitments to make future payments under contractual obligations and commercial commitments. The following tables summarize such obligations and commitments as of December 31, 2018.

(thousands of dollars)	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Long-term debt	$9,056,373	$301,149	$1,781,380	$1,650,540	$5,323,304
Interest on Long-term debt	3,796,353	308,057	542,939	445,129	2,500,228
Operating leases	1,906,527	412,211	676,564	425,329	392,423
Short-term borrowings	328,403	328,403
California litigation accrual	136,333	136,333
Real estate financing transactions	225,914	13,516	27,033	27,958	157,407
Purchase obligations (1)	77,758	77,758
Other contractual obligations (2)	285,123	190,884	62,472	19,149	12,618
Total contractual cash obligations	$15,812,784	$1,768,311	$3,090,388	$2,568,105	$8,385,980

(1)	Relate to open purchase orders for raw materials at December 31, 2018.

(2)	Relate primarily to estimated future capital contributions to investments in the U.S. affordable housing and historic renovation real estate partnerships and various other contractual obligations.

	Amount of Commitment Expiration Per Period
Commercial Commitments	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Standby letters of credit	$65,622	$65,622
Surety bonds	86,429	86,429
Total commercial commitments	$152,051	$152,051	$—	$—	$—

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Warranties
The Company offers product warranties for certain products. The specific terms and conditions of such warranties vary depending on the product or customer contract requirements. Management estimated the costs of unsettled product warranty claims based on historical results and experience and included an amount in Other accruals. Management periodically assesses the adequacy of the accrual for product warranty claims and adjusts the accrual as necessary. Changes in the Company’s accrual for product warranty claims during 2018, 2017 and 2016, including customer satisfaction settlements during the year, were as follows:

	2018	2017	2016
Balance at January 1	$151,425	$34,419	$31,878
Charges to expense	31,706	39,707	38,954
Settlements	(57,843)	(53,143)	(36,413)
Acquisition, divestiture and other adjustments	(68,221)	130,442
Balance at December 31	$57,067	$151,425	$34,419

Warranty accruals acquired in connection with the Acquisition include warranties for certain products under extended furniture protection plans. The furniture protection plan business was divested during 2018 for an immaterial amount that approximated net book value.
Shareholders’ Equity
Shareholders’ equity increased $82.9 million to $3.731 billion at December 31, 2018 from $3.648 billion last year primarily due to an increase in retained earnings of $788.1 million and an increase in Other capital of $173.3 million, partially offset by purchase of Treasury stock and Treasury stock received from stock option exercises totaling $634.3 million and an increase in Cumulative other comprehensive loss of $245.1 million. Retained earnings increased $788.1 million during 2018 due to net income of $1.109 billion partially offset by $322.9 million in cash dividends paid. The increase in Other capital of $173.3 million was due primarily to the recognition of stock-based compensation expense and stock option exercises. The increase in Cumulative other comprehensive loss of $245.1 million was due primarily to unfavorable foreign currency translation effects of $254.3 million and $6.2 million reduction in the unrealized gain on the interest rate locks, partially offset by $17.8 million in net actuarial loss and prior service costs of defined benefit pension and other postretirement benefit plans net of amortization.
The Company purchased 1.525 million shares of its common stock for treasury during 2018. The Company acquires its common stock for general corporate purposes, and depending on its cash position and market conditions, it may acquire shares in the future. The Company had remaining authorization from its Board of Directors at December 31, 2018 to purchase 10.13 million shares of its common stock.

The Company's 2018 annual cash dividend of $3.44 per share represented 18.9 percent of 2017 diluted net income per share. The 2018 annual dividend represented the fortieth consecutive year of dividend payments since the dividend was suspended in 1978. At a meeting held on February 13, 2019, the Board of Directors increased the quarterly cash dividend to $1.13 per share. This quarterly dividend, if approved in each of the remaining quarters of 2019, would result in an annual dividend for 2019 of $4.52 per share or a 38.7 percent payout of 2018 diluted net income per share. See the Statements of Consolidated Shareholders’ Equity, on page 44 of this report, and Notes 11, 12 and 13, on pages 67 through 70 of this report, for more information concerning Shareholders’ equity.
Cash Flow
Net operating cash increased $59.7 million in 2018 to a cash source of $1.944 billion from a cash source of $1.884 billion in 2017 due primarily to increased cash generated by changes in working capital and favorable changes in non-cash items when compared to 2017, partially offset by a reduction in net income of $619.2 million. Net operating cash decreased as a percent to sales to 11.1 percent in 2018 compared to 12.6 percent in 2017. During 2018, strong net operating cash continued to provide the funds necessary to pay down total net debt, invest in new stores and manufacturing and distribution facilities, and return cash to shareholders through treasury stock purchases and dividends paid. Net investing cash usage decreased $8.796 billion to a usage of $251.6 million in 2018 from a usage of $9.047 billion in 2017 due primarily to cash paid for the Acquisition of $8.810 billion and decreases in cash used for other investments of $22.5 million, partially offset by increased capital expenditures of $28.2 million and decreased proceeds from sale of assets of $8.9 million. Net financing cash usage increased $8.261 billion to a usage of $1.747 billion in 2018 from a source of $6.514 billion in 2017 due primarily to decreased proceeds from long-term debt of $8.275 billion, decreased net short-term borrowings of $657.3 million, treasury stock purchases in 2018 of $613.3 million and decreased proceeds from stock options exercised of $52.8 million, partially offset by decreased payments of long-term debt of $1.000 billion and proceeds from real estate financing transactions in 2018 of $225.3 million. In 2018, the Company used Net operating cash and Cash and cash equivalents on hand to spend $251.0 million in capital additions and improvements, make treasury stock purchases of $613.3 million, pay $322.9 million in cash dividends to its shareholders of common stock and pay down long-term debt $852.6 million and short-term borrowings $300.9 million.
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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

	Year Ended December 31,
(thousands of dollars)	2018	2017	2016
Net operating cash	$1,943,700	$1,883,968	$1,308,572
Capital expenditures	(250,957)	(222,767)	(239,026)
Cash dividends	(322,934)	(319,029)	(312,082)
Free cash flow	$1,369,809	$1,342,172	$757,464
Litigation
See page 24 of this report and Note 10 on pages 63 through 67 for more information concerning litigation.
Market Risk
The Company is exposed to market risk associated with interest rate, foreign currency and commodity fluctuations. The Company occasionally utilizes derivative instruments as part of its overall financial risk management policy, but does not use derivative instruments for speculative or trading purposes. The Company entered into foreign currency forward contracts with maturity dates of less than twelve months in 2018, 2017 and 2016, primarily to hedge against value changes in foreign currency. There were no material foreign currency forward contracts outstanding at December 31, 2018, 2017 and 2016. The Company believes it may be exposed to continuing market risk from foreign currency exchange rate and commodity price fluctuations. However, the Company does not expect that foreign currency exchange rate and commodity price fluctuations or hedging contract losses will have a material adverse effect on the Company’s financial condition, results of operations or cash flows. See Notes 1 and 14 on pages 46 and 71 of this report.
Financial Covenant
Certain borrowings contain a consolidated leverage covenant. The covenant states the Company’s leverage ratio is not to exceed 4.75 to 1.00. The leverage ratio is defined as the ratio of total indebtedness (the sum of Short-term borrowings, Current portion of long-term debt and Long-term debt) at the reporting date to consolidated “Earnings Before Interest, Taxes, Depreciation and Amortization” (EBITDA) for the 12-month period ended on the same date. Refer to the “Results of Operations” caption below for a reconciliation of EBITDA to Net income. At December 31, 2018, the Company was in compliance with the covenant. The Company’s Notes, Debentures and revolving credit agreement contain various default and cross-default provisions. In the event of default under any one of these arrangements, acceleration of the maturity of any one or more of these borrowings may result. See Note 8 on pages 61 through 62 of this report.
Employee Stock Ownership Plan (ESOP)
Participants in the Company’s ESOP are allowed to contribute up to the lesser of twenty percent of their annual compensation or the maximum dollar amount allowed under the Internal Revenue Code. The Company matches six percent of eligible employee contributions. The Company’s matching contributions to the ESOP charged to operations were $104.7 million in 2018 compared to $90.7 million in 2017. At December 31, 2018, there were 9,353,926 shares of the Company’s common stock being held by the ESOP, representing 10.0 percent of the total number of voting shares outstanding. See Note 12, on page 68 of this report, for more information concerning the Company’s ESOP.
RESULTS OF OPERATIONS - 2018 vs. 2017
Shown below are net sales and segment profit and the percentage change for the current period by segment for 2018 and 2017:

	Year Ended December 31,
(thousands of dollars)	2018	2017	Change
Net Sales:
The Americas Group	$9,625,139	$9,117,279	5.6%
Consumer Brands Group	2,739,053	2,154,729	27.1%
Performance Coatings Group	5,166,380	3,706,134	39.4%
Administrative	3,921	5,646	-30.6%
Net sales	$17,534,493	$14,983,788	17.0%

	Year Ended December 31,
(thousands of dollars)	2018	2017	Change
Income Before Income Taxes:
The Americas Group	$1,898,403	$1,769,466	7.3%
Consumer Brands Group	261,068	202,813	28.7%
Performance Coatings Group	452,089	262,782	72.0%
Administrative	(1,251,910)	(765,751)	-63.5%
Income before income taxes	$1,359,650	$1,469,310	-7.5%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Consolidated net sales for 2018 increased due primarily to Incremental Valspar, higher paint sales volume in The Americas Group and selling price increases. Incremental Valspar sales increased net sales 12.4 percent for the year ended December 31, 2018. As a result of the new revenue standard (ASC 606) adopted in the first quarter of 2018, certain advertising support that was previously classified as selling, general and administrative expenses is now classified as a reduction of revenue with no effect on net income. The new revenue standard decreased consolidated net sales less than 1 percent in the year and quarter. Currency translation rate changes decreased 2018 consolidated net sales by 0.6 percent. Net sales of all consolidated foreign subsidiaries increased 36.1 percent to $4.028 billion for 2018 versus $2.960 billion for 2017 due primarily to Incremental Valspar sales. Net sales of all operations other than consolidated foreign subsidiaries increased 12.3 percent to $13.507 billion for 2018 versus $12.024 billion for 2017.
Net sales in The Americas Group increased due primarily to higher architectural paint sales volume across most end market segments and selling price increases. Net sales from stores in U.S. and Canada open for more than twelve calendar months increased 5.1 percent in the year and 2.9 percent in the quarter over last year's comparable periods. Currency translation rate changes reduced net sales by 1.0 percent compared to 2017. During 2018, The Americas Group opened 91 new stores and closed 15 redundant locations for a net increase of 76 stores, increasing the total number of stores in operation at December 31, 2018 to 4,696 in the United States, Canada, Latin America and the Caribbean. The Americas Group’s objective is to expand its store base an average of 2.5 percent each year, primarily through internal growth. Sales of products other than paint increased approximately 5.4 percent for the year over 2017. A discussion of changes in volume versus pricing for sales of products other than paint is not pertinent due to the wide assortment of general merchandise sold.
Net sales of the Consumer Brands Group increased in 2018 primarily due to Incremental Valspar sales, selling price increases and a new customer program, partially offset by lower volume sales to some of the Group’s retail customers and the impact of adopting ASC 606. Incremental Valspar sales increased Group net sales 26.9 percent in the year. The adoption of ASC 606 reduced Group net sales by 4.8 percent. In 2019, the Consumer Brands Group plans to continue promotions of new and existing products and expand its customer base and product assortment at existing customers.
The Performance Coatings Group’s net sales in 2018 increased due primarily to Incremental Valspar sales and selling price increases. Incremental Valspar sales increased Group net sales 34.3 percent in the year. Currency translation rate changes decreased net sales 0.1 percent compared to 2017. In 2018, the Performance Coatings Group opened 3 new branches and closed 11 locations decreasing the total from 290 to 282 branches open in the United States, Canada, Mexico, South America, Europe and Asia at year-end. In 2019, the Performance Coatings Group plans to continue expanding its worldwide presence and improving its customer base.
Net sales in the Administrative segment, which primarily consists of external leasing revenue of excess headquarters space and leasing of facilities no longer used by the Company in its primary business, decreased by an insignificant amount in 2018.
Consolidated gross profit increased $699.8 million in 2018 due primarily to Incremental Valspar sales, higher paint sales volume, reduced impacts of purchasing accounting costs on cost of sales, and selling price increases, partially offset by raw material cost increases and incremental supply chain costs for load-in demand of a new customer program. Consolidated gross profit as a percent to net sales decreased to 42.3 percent from 44.8 percent in 2017 due primarily to a full year of Valspar sales, raw material cost increases, incremental supply chain costs for load-in demand of a new customer program and the impact of adopting ASC 606, partially offset by higher paint sales volume, reduced impacts of purchasing accounting costs on cost of sales, and selling price increases. The Americas Group’s gross profit for 2018 increased $225.0 million compared to 2017 due primarily to higher paint sales volume and selling price increases, partially offset by higher raw material costs. The Americas Group’s gross profit margins declined primarily due to increased raw material costs, partially offset by higher paint sales volume and selling price increases. The Consumer Brands Group’s gross profit increased $132.4 million due primarily to Incremental Valspar sales, reduced impacts of purchasing accounting costs on cost of sales, and selling price increases, partially offset by raw material cost increases and incremental supply chain costs for load-in demand of a new customer program. The Consumer Brands Group’s gross profit margins declined primarily due to raw material cost increases and incremental supply chain costs for load-in demand of a new customer program and the impact of adopting ASC 606, partially offset by reduced impacts of purchasing accounting costs on cost of sales, and selling price increases. The Performance Coatings Group’s gross profit for 2018 increased $390.7 million due primarily to Incremental Valspar sales, reduced impacts of purchasing accounting costs on cost of sales, and selling price increases, partially offset by raw material cost increases. The Performance Coatings Group’s gross profit margins declined primarily due to raw material cost increases, partially offset by reduced impacts of purchasing accounting costs on cost of sales, and selling price increases. Acquisition-related purchase accounting impacts were lower in 2018 in cost of sales for the

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Consumer Brands and Performance Coatings Groups by $54.8 million and $68.2 million, respectively, versus 2017.
SG&A increased by $236.1 million due primarily to the inclusion of Incremental Valspar SG&A, increased expenses to support higher sales levels and net new store openings, partially offset by realized administrative and selling synergies from the Acquisition and the adoption of ASC 606. SG&A decreased as a percent of sales to 28.7 percent in 2018 from 32.0 percent in 2017 primarily due to realized administrative and selling synergies from the Acquisition, improved expense control and the adoption of ASC 606, partially offset by increased expenses to support higher sales levels and net new store openings. In The Americas Group, SG&A increased $92.6 million for the year due primarily to increased spending due to the number of new store openings and general comparable store expenses to support higher sales levels. The Consumer Brands Group’s SG&A increased by $32.1 million for the year primarily due to the inclusion of Incremental Valspar SG&A and increased expenses to support higher sales levels, partially offset by realized administrative and selling synergies from the Acquisition and adoption of ASC 606. The Performance Coatings Group’s SG&A increased by $126.5 million for the year primarily due to the inclusion of Incremental Valspar SG&A and increased expenses to support higher sales levels, partially offset by realized administrative and selling synergies from the Acquisition. The Administrative segment’s SG&A decreased $15.1 million primarily due to decreased Acquisition-related costs and realized administrative synergies from the Acquisition, partially offset by Incremental Valspar SG&A.
Amortization and impairment expenses in total increased $109.3 million in 2018 primarily due to a full year of amortization of Acquisition-related intangibles. Amortization of Acquisition-related intangibles increased by $72.1 million and $34.9 million for the Performance Coatings and Consumer Brands Groups, respectively.
The California litigation charge of $136.3 million was recorded in the third quarter 2018. See Note 10, on page 63 to 67 of this report, for more information concerning Litigation.
Other general expense - net increased $168.3 million in 2018 compared to 2017. The increase was mainly caused by an increase of $164.3 million of expense in the Administrative segment, primarily due to an increase in provisions for environmental matters of $160.8 million and a year-over-year increase in gain on sale of assets of $3.5 million. The Company reached a series of agreements with the Environmental Protection Agency for remediation plans with cost estimates at one of the Company's four major sites which required significant environmental provisions be recorded during 2018. See Note 9, on page 62 and 63 of this report, for more information concerning Other long-term liabilities and environmental matters. See Note 14, on page 70 of this report, for more information concerning Other general expense - net.

As required by the Goodwill and Other Intangibles Topic of the ASC, management performed an annual impairment test of goodwill and indefinite-lived intangible assets as of October 1, 2018 which did not result in any impairment. The impairment tests in 2017, resulted in a $2.0 million impairment of trademarks recorded in The Americas Group. See Note 5, on pages 52 and 53 of this report, for more information concerning the impairment of intangible assets.
Interest expense increased $103.3 million in 2018 primarily due to higher average debt levels related to the Acquisition.
Other expense (income) - net had an unfavorable change by $52.8 million of expense in 2018 compared to 2017. This change was mainly due to a pension plan settlement expense of $37.6 million recorded in 2018 in the Administrative segment and was a result of elected lump sum cash payouts to defined benefit plan participants. In addition, foreign currency related transaction losses increased $7.1 million in 2018, primarily in The Americas Group and Consumer Brands Group. There were no other items within Other income or Other expense that were individually significant at December 31, 2018. Note 7, on page 55 to 60 of this report, for more information concerning Pension information. See Note 14 on page 70 of this report for more information concerning Other expense (income) - net.
Consolidated Income before income taxes in 2018 decreased $109.7 million resulting from an increase of $236.1 million in SG&A, Other general expense - net increase of $168.3 million, the 2018 California litigation charge of $136.3 million, an increase of $109.3 million in amortization and impairment expenses in total, an increase of $103.3 million in interest expense, and increased Other expense (income) - net of $52.8 million, partially offset by an increase of $699.8 million in gross profit. Income before income taxes increased $128.9 million, $189.3 million and $58.3 million in The Americas, Performance Coating, and Consumer Brands Groups, respectively, when compared to 2017. The Administrative segment expenses decreased Income before income taxes $486.2 million more than in 2017 resulting primarily from increased Acquisition-related expenses, increased Interest expense, and non-operating charges for environmental provisions, California litigation, and pension settlement charges.
The effective income tax rate for 2018 was 18.5 percent. Excluding the income tax benefit of $668.8 million from the Deferred income tax reductions, the effective income tax rate for income from continuing operations was 25.1 percent for 2017. The Company also recorded an income tax provision of $41.5 million in the second quarter of 2017 related to the divestiture of Valspar's North American industrial wood coatings business, which is reported as a discontinued operation and reduced diluted net income per share by $.44 per share. Diluted net income per share for 2018 decreased to $11.67 per share from $18.20 per share for 2017. Diluted net income per share in 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

included per share charges for acquisition-related costs of $4.15 and other non-operating expenses totaling $2.71. Other non-operating expenses included environmental provisions of $1.32, California litigation of $1.09 and pension plan settlement expense of $.30 per share, respectively. Currency translation rate changes decreased diluted net income per share in the year by $.21 per share. Diluted net income per share in 2017 included a one-time benefit of $7.04 per share from Deferred income tax reductions, a one-time charge of $.44 per share for discontinued operations and a charge of $3.47 per share for acquisition-related costs.
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

	Year Ended December 31,
(thousands of dollars)	2018	2017	2016
Net income from continuing operations	$1,108,746	$1,769,488	$1,132,703
Interest Expense	366,734	263,471	154,088
Income Taxes	250,904	(300,178)	462,530
Depreciation	278,169	284,997	172,074
Amortization	318,112	206,764	25,404
EBITDA from continuing operations	$2,322,665	$2,224,542	$1,946,799

RESULTS OF OPERATIONS - 2017 vs. 2016
Shown below are net sales and segment profit and the percentage change for the current period by segment for 2017 and 2016:

	Year Ended December 31,
(thousands of dollars)	2017	2016	Change
Net Sales:
The Americas Group	$9,117,279	$8,377,083	8.8%
Consumer Brands Group	2,154,729	1,527,515	41.1%
Performance Coatings Group	3,706,134	1,946,004	90.4%
Administrative	5,646	5,000	12.9%
Net sales	$14,983,788	$11,855,602	26.4%

	Year Ended December 31,
(thousands of dollars)	2017	2016	Change
Income Before Income Taxes:
The Americas Group	$1,769,466	$1,605,306	10.2%
Consumer Brands Group	202,813	301,041	-32.6%
Performance Coatings Group	262,782	257,187	2.2%
Administrative	(765,751)	(568,301)	-34.7%
Income before income taxes	$1,469,310	$1,595,233	-7.9%
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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

During 2017, The Americas Group opened 114 new stores and closed 13 redundant locations for a net increase of 101 stores, increasing the total number of stores in operation at December 31, 2017 to 4,620 in the United States, Canada, Latin America and the Caribbean. The Americas Group’s objective is to expand its store base an average of 2.5 percent each year, primarily through internal growth. Sales of products other than paint increased approximately 14.3 percent for the year over 2016. A discussion of changes in volume versus pricing for sales of products other than paint is not pertinent due to the wide assortment of general merchandise sold.
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
Consolidated gross profit increased $797.5 million in 2017 due primarily to Valspar sales since June and higher paint sales volume, partially offset by raw material cost increases. Consolidated gross profit as a percent to net sales decreased to 44.8 percent from 49.9 percent in 2016 due primarily to Valspar sales, Acquisition-related inventory purchase accounting adjustments and raw material cost increases, partially offset by higher paint sales volume. The Americas Group’s gross profit for 2017 increased $297.7 million compared to 2016 due primarily to higher paint sales volume and selling price increases, partially offset by higher raw material costs. The Americas Group’s gross profit margins declined primarily due to increased raw material costs, partially offset by higher paint sales volume and selling price increases. The Consumer Brands Group’s gross profit increased $122.0 million due primarily to the inclusion of Valspar sales, partially offset by increased raw material costs, Acquisition-related inventory purchase accounting adjustments and lower sales volumes at certain customers compared to 2016. The Performance Coatings Group’s gross profit for 2017 increased $387.0 million due primarily to inclusion of Valspar sales and favorable currency translation rate changes, partially offset by higher raw material costs and Acquisition-related inventory purchase accounting adjustments. Acquisition-related purchase accounting adjustments decreased Consumer Brands and Performance Coatings Groups' gross profit by $72.4 million and $74.9 million, respectively, for 2017. Both Consumer Brands and Performance Coatings Groups' gross profit margins were lower due to inclusion of Valspar sales, higher raw material costs and Acquisition-related inventory purchase accounting adjustments to inventory, partially offset by selling price increases.
SG&A increased by $657.4 million due primarily to the inclusion of Valspar SG&A, increased expenses to support higher sales levels and net new store openings, as well as increased Acquisition expenses in the Administrative segment. Acquisition expenses in the Administrative segment were $131.2 million and $58.4 million in 2017 and 2016, respectively. SG&A decreased as a percent of sales to 32.0 percent in 2017 from 34.9 percent in 2016 primarily due to the addition of Valspar sales beginning in June. Excluding Valspar SG&A and Acquisition expenses, SG&A as a percent of sales was 33.7 percent and 34.4 percent in 2017 and 2016, respectively. In The Americas Group, SG&A increased $147.1 million for the year due primarily to increased spending due to the number of new store openings and general comparable store expenses to support higher sales levels. The Consumer Brands Group’s SG&A increased by $171.9 million for the year from inclusion of Valspar SG&A, partially offset by improved expense control and integration synergies. The Performance Coatings Group’s SG&A increased by $254.1 million for the year primarily due to inclusion of Valspar SG&A, partially offset by improved expense control and integration synergies. The Administrative segment’s SG&A increased $84.4 million primarily due to increased Acquisition-related costs.
Amortization and impairment expenses in total increased $172.7 million in 2017 primarily due to amortization of Acquisition-related intangibles. Amortization of Acquisition-related intangibles was $127.8 million and $54.4 million for the Performance Coatings and Consumer Brands Groups, respectively. Impairment of goodwill and intangibles expenses decreased $8.7 million in 2017.
Other general expense - net increased $8.5 million in 2017 compared to 2016. The increase was mainly caused by an increase of $10.5 million of expense in the Administrative segment, primarily due to a year-over-year decrease in gain on sale of assets of $38.0 million partially offset by a decrease in provisions for environmental matters of $27.5 million. See Note 14, on page 70 of this report, for more information concerning Other general expense - net.
As required by the Goodwill and Other Intangibles Topic of the ASC, management performed an annual impairment test of goodwill and indefinite-lived intangible assets as of

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

October 1, 2017. The impairment tests in 2017 resulted in $2.0 million impairment of trademarks recorded in The Americas Group. The impairment tests in 2016, resulted in $10.7 million impairment in goodwill from the same reporting unit. See Note 5, on pages 52 and 53 of this report, for more information concerning the impairment of intangible assets.
Interest expense increased $109.4 million in 2017 primarily due to Acquisition-related debt incurred.
Other (income) expense - net increased $20.9 million in 2017 compared to 2016. This increase was mainly due to an increase in foreign currency related transaction losses of $6.9 million in 2017, primarily in The Americas Group and Consumer Brands Group. There were no other items within Other income or Other expense that were individually significant at December 31, 2017. See Note 14 on page 70 of this report for more information concerning Other (income) expense - net.
Consolidated Income before income taxes in 2017 decreased $125.9 million resulting from an increase of $657.4 million in SG&A, an increase of $172.7 million in amortization and impairment expenses in total, and an increase of $109.4 million in interest expense, partially offset by an increase of $797.5 million in gross profit. Income before income taxes increased $164.2 million in The Americas Group and $5.6 million in the Performance Coatings Group, but decreased $98.2 million in the Consumer Brands Group, when compared to 2016. The Administrative segment expenses decreased Income before income taxes $197.5 million more than in 2016 resulting primarily from Acquisition expenses and increased Interest expense.
Net income increased in 2017 primarily due to the one-time benefit of $668.8 million from Deferred income tax reductions, which resulted in a consolidated effective income tax rate of 20.4 percent, improved operating results in The Americas Group and the inclusion of Valspar operating results, partially offset by Acquisition costs.
Excluding the impact of the Deferred income tax reductions, the effective income tax rate for continuing operations was 25.1 percent for 2017 and 29.0 percent for 2016, primarily due to the year over year impacts of Employee share-based payments. Diluted net income per common share increased 51.8 percent to $18.2 per share for 2017 from $11.99 per share in 2016. Diluted net income per common share from continuing operations was $18.64 per share in 2017, including a one-time benefit of $7.04 per share from the Deferred income tax reductions. Diluted net income per common share for 2017 was decreased by charges of $3.47 per share from Acquisition costs, including inventory purchase accounting adjustments and increased amortization of intangible assets. Valspar operations increased Diluted net income per common share by $.80 per share for 2017, including a $.92 per share charge from interest expense on new debt. Diluted net income per common share for 2016 was decreased by charges of $.86 per share from Acquisition costs. Currency translation rate changes did not have a significant impact on diluted net income per common share in 2017.

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
In order to ensure that the Company’s internal control over financial reporting was effective as of December 31, 2018, we conducted an assessment of its effectiveness under the supervision and with the participation of our management group, including our principal executive officer and principal financial officer. This assessment was based on the criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Based on our assessment of internal control over financial reporting under the criteria established in Internal Control – Integrated Framework, we have concluded that, as of December 31, 2018, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting as of December 31, 2018 has been audited by Ernst & Young LLP, an independent registered public accounting firm, and their report on the effectiveness of our internal control over financial reporting is included on page 37 of this report.

J. G. Morikis
Chairman, President and Chief Executive Officer

A. J. Mistysyn
Senior Vice President - Finance and Chief Financial Officer

J. M. Cronin
Senior Vice President - Corporate Controller

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of The Sherwin-Williams Company

Opinion on Internal Control over Financial Reporting
We have audited The Sherwin-Williams Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, The Sherwin-Williams Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of The Sherwin-Williams Company as of December 31, 2018, 2017, and 2016, and the related statements of consolidated income and comprehensive income, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2018, and the related notes and our report dated February 22, 2019 expressed an unqualified opinion thereon.

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
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
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
February 22, 2019

REPORT OF MANAGEMENT ON THE
CONSOLIDATED FINANCIAL STATEMENTS

Shareholders of The Sherwin-Williams Company
We are responsible for the preparation and fair presentation of the consolidated financial statements, accompanying notes and related financial information included in this report of The Sherwin-Williams Company and its consolidated subsidiaries (collectively, the “Company”) as of December 31, 2018, 2017 and 2016 and for the years then ended in accordance with U.S. generally accepted accounting principles. The consolidated financial information included in this report contains certain amounts that were based upon our best estimates, judgments and assumptions that we believe were reasonable under the circumstances.
We have conducted an assessment of the effectiveness of internal control over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As discussed in the Report of Management on Internal Control Over Financial Reporting on page 36 of this report, we concluded that the Company’s internal control over financial reporting was effective as of December 31, 2018.
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

J. M. Cronin
Senior Vice President - Corporate Controller

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of The Sherwin-Williams Company
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of The Sherwin-Williams Company (the "Company") as of December 31, 2018, 2017 and 2016, and the related statements of consolidated income and comprehensive income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Sherwin-Williams Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 22, 2019 expressed an unqualified opinion thereon.
Change in Accounting Principle
As discussed in Note 1 to the consolidated financial statements, in 2018 the Company elected to reduce the number of pools used for determining inventory cost under the last-in, first-out (LIFO) method of accounting for inventory in the United States.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Cleveland, Ohio
February 22, 2019

STATEMENTS OF CONSOLIDATED INCOME AND COMPREHENSIVE INCOME
(thousands of dollars except per share data)

	Year Ended December 31,
	2018	2017	2016

Net sales	$17,534,493	$14,983,788	$11,855,602
Cost of goods sold (1), (2)	10,115,931	8,264,988	5,934,344
Gross profit (1), (2)	7,418,562	6,718,800	5,921,258
Percent to net sales (1), (2)	42.3%	44.8%	49.9%
Selling, general and administrative expenses (2)	5,033,780	4,797,641	4,140,260
Percent to net sales	28.7%	32.0%	34.9%
Other general expense - net	189,122	20,865	12,368
Amortization	318,112	206,764	25,404
Impairment of goodwill and trademarks		2,022	10,688
Interest expense	366,734	263,471	154,088
Interest and net investment income	(5,286)	(8,571)	(4,960)
California litigation expense	136,333
Other expense (income) - net (2)	20,117	(32,702)	(11,823)

Income from continuing operations before income taxes (1)	1,359,650	1,469,310	1,595,233
Income tax expense (credit) (1)	250,904	(300,178)	462,530

Net income from continuing operations (1)	1,108,746	1,769,488	1,132,703

Loss from discontinued operations
Income taxes		41,540
Net loss from discontinued operations	—	(41,540)	—

Net income (1)	$1,108,746	$1,727,948	$1,132,703

Basic net income per share:
Continuing operations (1)	$11.92	$19.04	$12.33
Discontinued operations		(.44)
Net income per share (1)	$11.92	$18.60	$12.33

Diluted net income per share
Continuing operations (1)	$11.67	$18.64	$11.99
Discontinued operations		(.44)
Net income per share (1)	$11.67	$18.20	$11.99

(1) The year ended December 31, 2017 has been adjusted for an inventory accounting change. See Note 1.
(2) The years ended December 31, 2017 and 2016 have been adjusted for the adoption of ASU No. 2017-07. See Note 1.

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED INCOME AND COMPREHENSIVE INCOME
(thousands of dollars except per share data)

	Year Ended December 31,
	2018	2017	2016

Net income (1)	$1,108,746	$1,727,948	$1,132,703

Other comprehensive (loss) income, net of tax:

Foreign currency translation adjustments	(254,306)	147,930	(18,648)

Pension and other postretirement benefit adjustments:
Amounts recognized in Other
comprehensive (loss) income (2)	(13,473)	47,995	(28,385)
Amounts reclassified from Other
comprehensive (loss) income (3)	31,245	(7,762)	7,635
	17,772	40,233	(20,750)

Unrealized net gains on available-for sale securities:
Amounts recognized in Other
comprehensive (loss) income (4)		2,026	1,046
Amounts reclassified from Other
comprehensive (loss) income (5)		(720)	89
	—	1,306	1,135

Unrealized net (losses) gains on cash flow hedges:
Amounts recognized in Other
comprehensive (loss) income (6)		(30,765)	85,007
Amounts reclassified from
Other comprehensive (loss) income (7)	(6,210)	(3,223)
	(6,210)	(33,988)	85,007

Other comprehensive (loss) income	(242,744)	155,481	46,744

Comprehensive income (1)	$866,002	$1,883,429	$1,179,447

(1) The year ended December 31, 2017 has been adjusted for an inventory accounting change. See Note 1.
(2) Net of taxes of $6,799, $(19,313) and $17,200 in 2018, 2017 and 2016, respectively.
(3) Net of taxes of $(10,291), $4,764 and $(4,691) in 2018, 2017 and 2016, respectively.
(4) Net of taxes of $(1,244) and $(643) in 2017 and 2016, respectively.
(5) Net of taxes of $442 and $(55) in 2017 and 2016, respectively.
(6) Net of taxes of $18,884 and $(52,226) in 2017 and 2016, respectively.
(7) Net of taxes of $2,045 and $1,978 in 2018 and 2017, respectively.

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(thousands of dollars)

	December 31,
	2018	2017	2016
Assets
Current assets:
Cash and cash equivalents	$155,505	$204,213	$889,793
Accounts receivable, less allowance	2,018,768	2,104,555	1,230,987
Inventories:
Finished goods (1)	1,426,366	1,356,429	898,627
Work in process and raw materials	388,909	386,036	169,699
	1,815,275	1,742,465	1,068,326
Deferred income taxes			57,162
Other current assets	354,939	355,697	381,030
Total current assets	4,344,487	4,406,930	3,627,298
Property, plant and equipment:
Land	244,608	254,676	115,555
Buildings	979,140	962,094	714,815
Machinery and equipment	2,668,492	2,572,963	2,153,437
Construction in progress	147,931	177,056	117,126
	4,040,171	3,966,789	3,100,933
Less allowances for depreciation	2,263,332	2,089,674	2,005,045
	1,776,839	1,877,115	1,095,888
Goodwill	6,956,702	6,814,345	1,126,892
Intangible assets	5,201,579	6,002,361	255,010
Deferred pension assets	270,664	296,743	225,529
Other assets	584,008	502,023	421,904
Total Assets (1)	$19,134,279	$19,899,517	$6,752,521

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings	$328,403	$633,731	$40,739
Accounts payable	1,799,424	1,791,552	1,034,608
Compensation and taxes withheld	504,547	508,166	398,045
Accrued taxes	80,766	79,901	76,765
Current portion of long-term debt	307,191	1,179	700,475
California litigation accrual	136,333
Other accruals	1,141,083	972,651	578,547
Total current liabilities	4,297,747	3,987,180	2,829,179
Long-term debt	8,708,057	9,885,745	1,211,326
Postretirement benefits other than pensions	257,621	274,675	250,397
Deferred income taxes (1)	1,130,872	1,419,601	73,833
Other long-term liabilities	1,009,237	684,442	509,345
Shareholders’ equity:
Common stock - $1.00 par value:
93,116,762, 93,883,645 and 93,013,031 shares outstanding
at December 31, 2018, 2017 and 2016, respectively	118,373	117,561	116,563
Other capital	2,896,448	2,723,183	2,488,564
Retained earnings (1)	6,246,548	5,458,416	4,049,497
Treasury stock, at cost	(4,900,690)	(4,266,416)	(4,235,832)
Cumulative other comprehensive loss	(629,934)	(384,870)	(540,351)
Total shareholders’ equity (1)	3,730,745	3,647,874	1,878,441
Total Liabilities and Shareholders’ Equity (1)	$19,134,279	$19,899,517	$6,752,521
(1) December 31, 2017 has been adjusted for an inventory accounting change. See Note 1.

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS
(thousands of dollars)

	Year Ended December 31,
	2018	2017	2016
Operating Activities
Net income (1)	$1,108,746	$1,727,948	$1,132,703
Adjustments to reconcile net income to net operating cash:
Loss from discontinued operations		41,540
Depreciation	278,169	284,997	172,074
Amortization of intangible assets	318,112	206,764	25,404
Amortization of inventory purchase accounting adjustments (1)		113,833
Impairment of goodwill and trademarks		2,022	10,688
Amortization of credit facility and debt issuance costs	12,133	8,313	63,759
Provisions for environmental-related matters	176,297	15,443	42,932
Provisions for qualified exit costs	14,923	50,503	3,038
Deferred income taxes (1)	(143,378)	(620,730)	(68,241)
Defined benefit pension plans net cost	36,371	18,153	14,851
Stock-based compensation expense	82,588	90,292	72,109
Net decrease in postretirement liability	(15,863)	(17,865)	(12,373)
Decrease in non-traded investments	72,453	65,703	64,689
Loss (gain) on sale or disposition of assets	12,825	5,422	(30,564)
Other	(13,839)	1,051	5,334
Change in working capital accounts:
Decrease (increase) in accounts receivable	18,424	(49,850)	(113,855)
(Increase) in inventories	(119,510)	(89,959)	(52,577)
Increase (decrease) in accounts payable	113,786	166,687	(118,893)
Increase (decrease) in accrued taxes	2,717	(20,878)	(2,159)
Increase in accrued compensation and taxes withheld	4,640	11,286	60,632
Decrease (increase) in refundable income taxes	20,092	(15,520)	(1,343)
Increase in California litigation accrual	136,333
Other	(46,773)	16,270	56,215
Costs incurred for environmental-related matters	(17,718)	(13,792)	(15,178)
Costs incurred for qualified exit costs	(21,256)	(45,422)	(6,267)
Other	(86,572)	(68,243)	5,594
Net operating cash	1,943,700	1,883,968	1,308,572

Investing Activities
Capital expenditures	(250,957)	(222,767)	(239,026)
Acquisitions of businesses, net of cash acquired		(8,810,315)
Proceeds from sale of assets	38,354	47,246	38,434
Increase in other investments	(39,037)	(61,526)	(103,182)
Net investing cash	(251,640)	(9,047,362)	(303,774)

Financing Activities
Net (decrease) increase in short-term borrowings	(300,942)	356,320	(899)
Proceeds from long-term debt		8,275,169	500
Payments of long-term debt	(852,627)	(1,852,812)	(1,111)
Payments for credit facility and debt issuance costs	(5,185)	(49,376)	(65,119)
Payments of cash dividends	(322,934)	(319,029)	(312,082)
Proceeds from stock options exercised	90,745	143,579	86,831
Treasury stock purchased	(613,312)
Proceeds from real estate financing transactions	225,345
Other	32,257	(39,761)	(15,473)
Net financing cash	(1,746,653)	6,514,090	(307,353)
Effect of exchange rate changes on cash	5,885	(36,276)	(13,396)
Net (decrease) increase in cash and cash equivalents	(48,708)	(685,580)	684,049
Cash and cash equivalents at beginning of year	204,213	889,793	205,744
Cash and cash equivalents at end of year	$155,505	$204,213	$889,793
Taxes paid on income	$292,169	$419,695	$477,786
Interest paid on debt	368,045	220,630	153,850

(1) The year ended December 31, 2017 has been adjusted for an inventory accounting change. See Note 1.

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY
(thousands of dollars except per share data)

	Common Stock	Other Capital	Retained Earnings	Treasury Stock	Cumulative Other Comprehensive Loss	Total
Balance at January 1, 2016	$115,761	$2,330,426	$3,228,876	$(4,220,058)	$(587,095)	$867,910
Net income			1,132,703			1,132,703
Other comprehensive income					46,744	46,744
Stock-based compensation activity	802	158,138		(15,774)		143,166
Cash dividends -- $3.36 per share			(312,082)			(312,082)
Balance at December 31, 2016	116,563	2,488,564	4,049,497	(4,235,832)	(540,351)	1,878,441
Net income (1)			1,727,948			1,727,948
Other comprehensive income					155,481	155,481
Stock-based compensation activity	998	232,351		(30,584)		202,765
Acquired noncontrolling interest		2,268				2,268
Cash dividends -- $3.40 per share			(319,029)			(319,029)
Balance at December 31, 2017 (1)	117,561	2,723,183	5,458,416	(4,266,416)	(384,870)	3,647,874
Net income			1,108,746			1,108,746
Other comprehensive loss					(242,744)	(242,744)
Adjustment to initially apply ASU 2016-01			2,320		(2,320)	—
Treasury stock purchased				(613,312)		(613,312)
Stock-based compensation activity	812	172,447		(20,962)		152,297
Noncontrolling interest activity		818				818
Cash dividends -- $3.44 per share			(322,934)			(322,934)
Balance at December 31, 2018	$118,373	$2,896,448	$6,246,548	$(4,900,690)	$(629,934)	$3,730,745

(1) Net income, Retained earnings, and Total shareholders' equity for the year ended December 31, 2017 has been adjusted for an inventory accounting change. See Note 1.

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
Inventory Accounting Change. During the fourth quarter of 2018, the Company made a voluntary change in accounting principle to reduce the number of pools used for determining inventory cost under the last-in, first-out (LIFO) method of accounting for inventory in the United States. Following the continued Valspar (See Note 4) integration of the operations, systems, processes, manufacturing and distribution facilities, management determined that while keeping separate historical LIFO pools were possible to maintain, it was not preferable. The Company believes the elected change is preferable because it reduces the likelihood of liquidations of similar product types and achieves conformity in the composition of all pools. Comparative financial statements of 2017 have been adjusted to apply the inventory accounting change retrospectively. There was no effect on periods prior to the acquisition of Valspar in 2017. The adjustments to the 2017 financial statements are summarized in the Adjustments and Reclassifications section at the end of this Note 1.
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

Investments in securities: Investments classified as available-for-sale are carried at fair market value. See the recurring fair value measurement table on page 46.
Non-traded investments: The Company has investments in the U.S. affordable housing and historic renovation real estate markets and certain other investments that have been identified as variable interest entities. However, because the Company does not have the power to direct the day-to-day operations of the investments and the risk of loss is limited to the amount of contributed capital, the Company is not considered the primary beneficiary. In accordance with the Consolidation Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), the investments are not consolidated. For affordable housing investments entered into prior to the January 1, 2015 adoption of Accounting Standard Update (ASU) No. 2014-01, the Company uses the effective yield method to determine the carrying value of the investments. Under the effective yield method, the initial cost of the investments is amortized to income tax expense over the period that the tax credits are recognized. For affordable housing investments entered into on or after the January 1, 2015 adoption of ASU No. 2014-01, the Company uses the proportional amortization method. Under the proportional amortization method, the initial cost of the investments is amortized to income tax expense in proportion to the tax credits and other tax benefits received. The carrying amounts of the investments, included in Other assets, were $181,171, $189,386 and $193,413 at December 31, 2018, 2017 and 2016, respectively. The liabilities recorded on the balance sheets for estimated future capital contributions to the investments were $182,994, $179,026 and $178,584 at December 31, 2018, 2017 and 2016, respectively.
Short-term borrowings: The carrying amounts reported for Short-term borrowings approximate fair value.
Long-term debt (including current portion): The fair values of the Company’s publicly traded debt, shown below, are based on quoted market prices. The fair values of the Company’s non-traded debt, also shown below, are estimated using discounted cash flow analyses, based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. The Company's publicly traded debt and non-traded debt are classified as level 1 and level 2, respectively, in the fair value hierarchy. See Note 8.

	December 31,
	2018		2017		2016
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value
Publicly traded debt	$8,731,731	$8,330,222	$8,742,739	$9,054,277	$1,907,704	$1,912,646
Non-traded debt	283,517	272,689	1,144,185	1,088,630	4,097	3,783

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Derivative instruments: The Company utilizes derivative instruments as part of its overall financial risk management policy. The Company entered into foreign currency forward contracts with maturity dates of less than twelve months in 2018, 2017, and 2016, primarily to hedge against value changes in foreign currency. See Note 14. There were no material foreign currency option and forward contracts outstanding at December 31, 2018, 2017 and 2016.

In 2016, the Company entered into a series of interest rate lock agreements which were designated as cash flow hedges. The interest rate locks settled during 2017. See Note 8.

Fair value measurements. The following table summarizes the Company’s assets and liabilities measured on a recurring basis in accordance with the Fair Value Measurements and Disclosures Topic of the ASC:

	Fair Value at December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Deferred compensation plan assets (1)	$52,460	$27,019	$25,441
Liabilities:
Deferred compensation plan liabilities (2)	$62,599	$62,599

(1)
The deferred compensation plan assets consists of the investment funds maintained for the future payments under the Company’s executive deferred compensation plans, which are structured as rabbi trusts. The investments are marketable securities accounted for under the Debt and Equity Securities Topic of the ASC. The level 1 investments are valued using quoted market prices multiplied by the number of shares. The level 2 investments are valued based on vendor quotes. The cost basis of the investment funds is $53,719.

(2)
The deferred compensation plan liabilities are the Company’s liabilities under its deferred compensation plans. The liabilities represent the fair value of the participant shadow accounts, and the value is based on quoted market prices in active markets for identical assets.

Except for the acquisition-related fair value measurements described in Note 4, there were no assets and liabilities measured at fair value on a nonrecurring basis. The acquisition-related fair value measurements qualified as level 3 measurements.
Accounts receivable and allowance for doubtful accounts. Accounts receivable were recorded at the time of credit sales net of provisions for sales returns and allowances. The Company recorded an allowance for doubtful accounts of $45,883, $52,997 and $40,450 at December 31, 2018, 2017 and 2016, respectively, to reduce Accounts receivable to their estimated net realizable value. The allowance was based on an analysis of historical bad debts, a review of the aging of Accounts receivable and the current creditworthiness of customers. Accounts receivable balances are written-off against the allowance if a final determination of uncollectibility is made. All provisions for allowances for doubtful collection of accounts are related to the creditworthiness of accounts and are included in Selling, general and administrative expenses.
Reserve for obsolescence. The Company recorded a reserve for obsolescence of $105,871, $103,698 and $87,715 at December 31, 2018, 2017 and 2016, respectively, to reduce Inventories to their estimated net realizable value.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Standby letters of credit. The Company occasionally enters into standby letter of credit agreements to guarantee various operating activities. These agreements provide credit availability to the various beneficiaries if certain contractual events occur. Amounts outstanding under these agreements totaled $65,622, $75,272 and $43,658 at December 31, 2018, 2017 and 2016, respectively.
Product warranties. The Company offers assurance type product warranties for certain products. The specific terms and conditions of such warranties vary depending on the product or customer contract requirements. Management estimated the costs of unsettled product warranty claims based on historical results and experience and included an amount in Other accruals. Management periodically assesses the adequacy of the accrual for product warranty claims and adjusts the accrual as necessary. Changes in the Company’s accrual for product warranty claims during 2018, 2017 and 2016, including customer satisfaction settlements during the year, were as follows:

	2018	2017	2016
Balance at January 1	$151,425	$34,419	$31,878
Charges to expense	31,706	39,707	38,954
Settlements	(57,843)	(53,143)	(36,413)
Acquisition, divestiture and other adjustments	(68,221)	130,442
Balance at December 31	$57,067	$151,425	$34,419

Warranty accruals acquired in connection with the Valspar acquisition include warranties for certain products under extended furniture protection plans. The furniture protection plan business was divested during 2018 for an immaterial amount that approximated net book value.
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
Cumulative other comprehensive loss. At December 31, 2018, the ending balance of Cumulative other comprehensive loss included adjustments for foreign currency translation of $607,652, net prior service costs and net actuarial losses related to pension and other postretirement benefit plans of $67,091 and unrealized net gains on interest rate lock cash flow hedges of $44,809. At December 31, 2017 and 2016, the ending balance of Cumulative other comprehensive loss included adjustments for foreign currency translation of $353,346 and $501,277, respectively, net prior service costs and net actuarial losses related to pension and other postretirement benefit plans of $84,863 and $125,096, respectively, and unrealized gains on marketable equity securities of $2,320 and $1,015, respectively. At December 31, 2017, the ending balance of Cumulative other comprehensive loss also included unrealized net gains on interest rate lock cash flow hedges of $51,019.
Revenue recognition. The Company recognized revenue when products were shipped and title passed to unaffiliated customers. Collectibility of amounts recorded as revenue was probable at the time of recognition. See Note 2.
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
Costs of goods sold. Included in Costs of goods sold were costs for materials, manufacturing, distribution and related support. Distribution costs included expenses related to the distribution of products including inbound freight charges, purchase and receiving costs, warehousing costs, internal transfer costs and other costs incurred to ship products. Also included in Costs of goods sold were total technical expenditures, which included research and development costs, quality control, product formulation expenditures and other similar items. Research and development costs included in technical expenditures were $51,922, $58,474 and $58,041 for 2018, 2017 and 2016, respectively. See Note 10.
Selling, general and administrative expenses. Selling costs included advertising expenses, marketing costs, employee and store costs and sales commissions. The cost of advertising was expensed as incurred. The Company incurred $357,843, $374,059 and $351,002 in advertising costs during 2018, 2017 and 2016, respectively. General and administrative expenses included human resources, legal, finance and other support and administrative functions.
Earnings per share. Common stock held in a revocable trust (see Note 11) was not included in outstanding shares for basic or diluted income per share calculations. All references to “shares” or “per share” information throughout this report relate to shares and are stated on a diluted per share basis, unless otherwise indicated. Basic and diluted net income per share were calculated using the treasury stock method in accordance with the Earnings Per Common Share Topic of the ASC. Basic net income per share amounts were computed based on the weighted-average number of shares outstanding during the year. Diluted net income per share amounts were computed based on the weighted-average number of shares outstanding plus all dilutive securities potentially outstanding during the year. See Note 16.
Impact of recently issued accounting standards. Effective January 1, 2018, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers," and all the related amendments (ASC 606). ASC 606 consists of a comprehensive revenue recognition standard, which requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled. The Company adopted the standard using the modified retrospective method and applied it to all contracts. Under the modified retrospective method, the comparative periods are not restated. The only significant change that resulted from the new revenue standard was that certain advertising support of $103,108 that was previously classified as Selling, general and administrative expenses is now classified as a reduction of revenue. This reclassification had no effect on Net income, and therefore, there was no adjustment to the opening balance of retained earnings. The Company does not expect the adoption of the new revenue standard to have a material impact on its Net income on an ongoing basis. See Note 2 for additional information.
Effective January 1, 2018, the Company adopted ASU No. 2017-07, "Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Costs." The standard requires the service component of pension and other postretirement benefit expense to be presented in the same income statement lines as other employee compensation costs, and the other components to be presented outside of operating income. The guidance on the presentation of components of pension and other postretirement benefit expense was adopted retrospectively, as required, and the practical expedient allowing estimates for comparative periods using the information previously disclosed in the pension and other postretirement benefit plan note was elected. As a result of this ASU, 2018 pension and other postretirement benefit plan expense of $3,483, $13,930 and $26,888 was recorded in Cost of goods sold, SG&A and Other expense (income) - net, respectively. The reclassifications in the 2017 and 2016 financial statements are summarized in the Adjustments and Reclassifications section at the end of this note.
Effective January 1, 2018, the Company adopted ASU No. 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities,” which amends the guidance for certain aspects of recognition, measurement and disclosure of financial instruments. As a result of this standard, changes in fair value of available-for-sale marketable securities that were previously recognized in other comprehensive income are now recognized in earnings. In addition, in accordance with the guidance, the Company reclassified its opening unrealized gains balance of $2,320 to Retained earnings. The adoption of this standard did not have a significant impact on the Company's results of operations, financial condition or liquidity.
In February 2016, the FASB issued ASU No. 2016-02, “Leases,” which consists of a comprehensive lease accounting standard (ASC 842). Under the new standard, right-of-use assets and lease liabilities arising from most leases will be recognized on the balance sheet and enhanced disclosures on key quantitative and qualitative information about leasing arrangements will be required. Leases will be classified as either operating or financing, and the lease classification will determine whether expense is recognized on a straight-line basis (operating leases) or based on separately amortizing the right-of-use asset and applying an effective interest method on the lease liability (financing leases). The new standard is effective for interim and annual periods starting in 2019, and the Company will apply the transitional package of practical expedients allowed by the standard to not reassess the identification, classification and initial direct costs of leases commencing before the effective date of Topic 842. The Company also will

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

apply the practical expedient to not separate lease and non-lease components to new leases as well as existing leases through transition, and will make an accounting policy election to not apply recognition requirements of the guidance to short-term leases. The Company does not expect to elect the hindsight transitional practical expedient to determine lease term on existing leases. In July 2018, the FASB issued ASU No. 2018-11, "Leases: Targeted Improvements," which provides an optional transition method that allows entities to initially apply the new lease standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption while comparative periods presented will continue to be in accordance with ASC Topic 840. The Company will use the optional transition method and apply the lease standard as of January 1, 2019 and does not anticipate a material cumulative-effect adjustment to the opening balance of retained earnings. The Company is nearing completion of its assessment process and its determination of the expanded disclosure regarding leases, as well as the impact to the consolidated financial statements. This final assessment includes contract analysis and updating accounting policies and related processes and controls. The Company has made enhancements to its financial information systems and internal controls in response to the new rule requirements including the implementation of a lease tracking software for managing and reporting information related to leases. Upon adoption, the Company is prepared to provide expanded disclosures in the consolidated financial statements and it expects to recognize assets and liabilities of between approximately $1.6 billion and $1.8 billion. The adoption of ASC 842 is not expected to have a material impact on the Company's results of operations, cash flows or debt covenants.
Adjustments and Reclassifications. Certain amounts in the notes to the consolidated financial statements for 2016 and 2017 have been adjusted and reclassified to conform to the 2018 presentation.
The table below summarizes the adjustments and reclassifications in the 2017 and 2016 Consolidated Income Statements. In addition, the Inventory Accounting Change reduced previously reported 2017 Inventories, Deferred income taxes and retained earnings by $58,910, $14,595 and $44,315, respectively, and reduced previously reported 2017 segment profit for Performance Coatings and Consumer Brands Groups by $35,722 and $23,188, respectively. Although there were changes to certain captions on the Cash flow statement due to the Inventory Accounting Change, Cash flow from operations was not changed for 2017. The effect of continuing to apply the historical accounting to 2018 would not have been material.

(millions of dollars except per share data)
	Year Ended December 31, 2017				Year Ended December 31, 2016
	Previously Reported	Adoption of ASU 2017-07	Inventory Accounting Change	Adjusted	Previously Reported	Adoption of ASU 2017-07	Adjusted
Cost of goods sold	$8,202.6	$3.5	$58.9	$8,265.0	$5,932.9	$1.4	$5,934.3
Selling, general and administrative expenses	4,785.4	12.2		4,797.6	4,134.5	5.8	4,140.3
Other income	(17.0)	(15.7)		(32.7)	(4.6)	(7.2)	(11.8)
Income from continuing operations before income taxes	1,528.2		(58.9)	1,469.3	1,595.2		1,595.2
Income tax (credit) expense	(285.6)		(14.6)	(300.2)	462.5		462.5
Net income from continuing operations	1,813.8		(44.3)	1,769.5	1,132.7		1,132.7
Net income	$1,772.3		$(44.3)	$1,727.9	$1,132.7		$1,132.7

Diluted net income per share from continuing operations	$19.11		$(.47)	$18.64	$11.99		$11.99
Diluted net income per share	$18.67		$(.47)	$18.20	$11.99		$11.99
NOTE 2 – REVENUE
The Company manufactures and sells paint, stains, supplies, equipment and floor covering through company-operated stores, branded and private label products through retailers, and a broad range of industrial coatings directly to global manufacturing customers through company-operated branches. A large portion of the Company’s revenue is recognized at a point in time and made to customers who are not engaged in a long-term supply agreement or any form of contract with the Company. These sales are paid for at the time of sale in cash, credit card, or may be on account with the vast majority of customers having terms between 30 and 60 days, not to exceed one year. Many customers who purchase on account take advantage of early payment discounts offered by paying within 30 days of being invoiced. The Company estimates variable consideration for these sales on the basis of both historical information and current trends to estimate the expected amount of discounts to which customers are likely to be entitled.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

The remaining revenue is governed by long-term supply agreements and related purchase orders (“contracts”) that specify shipping terms and aspects of the transaction price including rebates, discounts and other sales incentives, such as advertising support. Contracts are at standalone pricing. The performance obligation in these contracts is determined by each of the individual purchase orders and the respective stated quantities, with revenue being recognized at a point in time when obligations under the terms of the agreement are satisfied. This generally occurs with the transfer of control of our products to the customer. Sales, value add, and other taxes we collect concurrent with revenue-producing activities are excluded from revenue. Refer to Note 19 for the Company's disaggregation of Net sales by reportable segment. As the reportable segments are aligned by similar economic factors, trends and customers, this disaggregation best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.
The Company has made payments or credits for rebates or incentives at the beginning of a long-term contract where future revenue is expected and before satisfaction of performance obligations. Under these circumstances, the Company recognizes a contract asset and amortizes these prepayments over the expected benefit life of the long-term contract typically on a straight-line basis. Management judgment is required when estimating sales-based variable consideration, determining whether it is constrained, measuring obligations for returns, refunds, and determining amortization periods for prepayments.
The majority of variable consideration in the Company’s contracts include a form of volume rebate, discounts, and other incentives, where the customer receives a retrospective percentage rebate based on the amount of their purchases. In these situations, the rebates are accrued as a fixed percentage of sales and recorded as a reduction of net sales until paid to the customer per the terms of the supply agreement. Forms of variable consideration such as tiered rebates, whereby a customer receives a retrospective price decrease dependent on the volume of their purchases, are calculated using a forecasted percentage to determine the most likely amount to accrue. Management creates a baseline calculation using historical sales and then utilizing forecast information, estimates the anticipated sales volume each quarter to calculate the expected reduction to sales. The remainder of the transaction price is fixed as agreed upon with the customer, limiting estimation of revenues including constraints.

The Company’s Accounts receivable and current and long-term contract assets and liabilities are summarized in the following table.

	Accounts Receivable, Less Allowance	Contract Assets (Current)	Contract Assets (Long-Term)	Contract Liabilities (Current)	Contract Liabilities (Long-Term)
Balance at January 1, 2018	$2,104,555	$33,031	$135,150	$208,909	$8,745
Balance at December 31, 2018	2,018,768	56,598	213,954	272,857	8,745
The difference between the opening and closing balances of the Company’s contract assets and contract liabilities primarily results from the timing difference between the Company’s performance and the customer’s payment.
Provisions for estimated returns are established and the expected costs continue to be recognized as contra-revenue per ASC 606 when the products are sold. The Company only offers an assurance type warranty on products sold, and there is no material service to the customer beyond fixing defects that existed at the time of sale and no warranties are sold separately.

Warranty liabilities are excluded from the table above and discussed in Note 1. Amounts recognized during the year from deferred liabilities to Revenue were not material. The Company records a right of return liability within each of its operations to accrue for expected customer returns. Historical actual returns are used to estimate future returns as a percentage of current sales. Obligations for returns and refunds were not material individually or in the aggregate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

NOTE 3 – INVENTORIES
Inventories were principally stated at the lower of cost or market with cost determined on the last-in, first-out (LIFO) method. The following presents the effect on inventories, net income and net income per share had the Company used the first-in, first-out (FIFO) inventory valuation method adjusted for income taxes at the statutory rate in effect at each reporting date and assuming no other adjustments. Management believes that the use of LIFO results in a better matching of costs and revenues. This information is presented to enable the reader to make comparisons with companies using the FIFO method of inventory valuation. The decrease in percentage of total inventories on LIFO from 2016 to 2017 was due to the acquisition of Valspar (See Note 4) which only carried approximately 40 percent of its inventory on the LIFO method. Certain amounts in the table below for 2017 have been adjusted to reflect the Inventory Accounting Change (see Note 1).

	2018	2017	2016
Percentage of total inventories on LIFO	72%	71%	79%
Excess of FIFO over LIFO	$436,010	$288,186	$253,353

NOTE 4 – ACQUISITIONS
On June 1, 2017, the Company completed the acquisition of The Valspar Corporation (Valspar) at $113 per share in an all cash transaction for a total purchase price of $8.9 billion, net of divestiture proceeds of $431.0 million (Acquisition). On April 11, 2017, the Company and Valspar entered into a definitive agreement with Axalta Coating Systems Ltd. to divest the assets related to Valspar's North American industrial wood coatings business. The divestiture was also completed on June 1, 2017, and is reported as a discontinued operation with no pre-tax gain or loss, but includes the tax expense effect of this separate transaction. Proceeds of $431.0 million were received for the divested assets sold. The divestiture resulted in a tax provision of $41.5 million, which reduced basic and diluted net income per share by $.44 for the year ended December 31, 2017. The Acquisition expanded the Company's diversified array of brands and technologies, expanded its global platform and added new capabilities in its packaging and coil businesses.

The preliminary and final allocation of the fair value of the Acquisition is summarized in the following table. The allocation of the fair value is based on the acquisition method of accounting and third-party valuation appraisals. The measurement period adjustments resulted from differences between the preliminary and final report of third-party valuation appraisals.

(millions of dollars)
	Preliminary Allocation (as reported at December 31, 2017)	Measurement Period Adjustments	Final Allocation (as reported at June 30, 2018)

Cash	$129.1		$129.1
Accounts receivable	817.5		817.5
Inventories	684.5	$(0.1)	684.4
Indefinite-lived trademarks	775.9	(161.6)	614.3
Finite-lived intangible assets	5,071.8	(148.9)	4,922.9
Goodwill	5,675.2	213.6	5,888.8
Property, plant and equipment	833.0	7.7	840.7
All other assets	231.1	4.0	235.1
Accounts payable	(553.2)		(553.2)
Long-term debt	(1,603.5)		(1,603.5)
Deferred taxes	(2,028.9)	113.0	(1,915.9)
All other liabilities	(1,093.1)	(27.7)	(1,120.8)
Total	$8,939.4	$—	$8,939.4
Total, net of cash	$8,810.3		$8,810.3
Finite-lived intangible assets include customer relationships of $3.2 billion and intellectual property and technology of $1.7 billion, which are being amortized over weighted average amortization periods ranging from 15 to 20 years. The measurement period adjustments for finite-lived intangible assets resulted in a $7.7 million reduction of amortization expense in the second quarter of 2018 that related to prior periods ($5.4 million for the year ended December 31, 2017. Goodwill of $2.0 billion, $1.1 billion, and $2.8 billion was recorded in The Americas Group, Consumer Brands Group, and Performance Coatings Group, respectively, and relates primarily to expected synergies. The results of operations for Valspar are included in the Company's consolidated financial statements from the date of acquisition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

NOTE 5 – GOODWILL, INTANGIBLE AND LONG-LIVED ASSETS
In accordance with the Property, Plant and Equipment Topic of the ASC, whenever events or changes in circumstances indicate that the carrying value of long-lived assets may not be recoverable or the useful life may have changed, impairment tests are to be performed. Undiscounted cash flows are to be used to calculate the recoverable value of long-lived assets to determine if such assets are impaired. Where impairment is identified, a valuation model, incorporating discount rates commensurate with the risks involved for each group of assets, is to be used to determine the fair value for the assets to measure any potential impairment. No material impairments were recorded in 2018, 2017 or 2016.
The Company recorded goodwill of $5.9 billion, finite-lived intangibles of $4.9 billion and indefinite-lived trademarks of $614.3 million in connection with the Acquisition. See Note 4.
In accordance with the Goodwill and Other Intangibles Topic of the ASC, goodwill and indefinite-lived intangible assets are tested for impairment annually, and interim impairment tests are performed whenever an event occurs or circumstances change that indicate an impairment has more likely than not occurred. October 1 has been established for the annual impairment review. At the time of impairment testing, values are estimated separately for goodwill and trademarks with indefinite lives using a valuation model, incorporating discount rates commensurate with the risks involved for each group of assets. An optional qualitative assessment may alleviate the need to perform the quantitative goodwill impairment test when impairment is unlikely.
The annual impairment review performed as of October 1, 2018 did not result in any goodwill or trademark impairment. The annual impairment review performed as of October 1, 2017 resulted in trademark impairment of $2,022 in The Americas Group related to lower than anticipated sales of an acquired brand and no goodwill impairment. The annual impairment review performed as of October 1, 2016 resulted in goodwill and trademark impairment in The Americas Group of $10,455 and $233, respectively.

A summary of changes in the Company’s carrying value of goodwill by Reportable Segment is as follows:

Goodwill	The Americas Group	Consumer Brands Group	Performance Coatings Group	Consolidated Totals
Balance at January 1, 2016 (1)	$295,052	$701,071	$147,210	$1,143,333
Impairment charged to operations	(10,455)			(10,455)
Currency and other adjustments	813	(1,197)	(5,602)	(5,986)
Balance at December 31, 2016 (2)	285,410	699,874	141,608	1,126,892
Acquisition	2,276,127	1,473,239	1,925,878	5,675,244
Currency and other adjustments	(5,928)	60,128	(41,991)	12,209
Balance at December 31, 2017 (2)	2,555,609	2,233,241	2,025,495	6,814,345
Acquisition adjustments	(273,922)	(413,248)	900,764	213,594
Currency and other adjustments	(25,133)	(66,124)	20,020	(71,237)
Balance at December 31, 2018 (2)	$2,256,554	$1,753,869	$2,946,279	$6,956,702

(1)	Net of accumulated impairment losses of $8,904 ($8,113 in the Consumer Brands Group and $791 in the Performance Coatings Group).

(2)	Net of accumulated impairment losses of $19,359 ($10,455 in The Americas Group, $8,113 in the Consumer Brands Group and $791 in the Performance Coatings Group).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

A summary of the Company’s carrying value of intangible assets is as follows:

	Finite-Lived Intangible Assets					Trademarks With Indefinite Lives	Total Intangible Assets
	Software	Customer Relationships	Intellectual Property	All Other	Subtotal
December 31, 2018
Weighted-average amortization period	7 years	15 years	20 years	13 years	17 years
Gross	$165,198	$3,103,665	$1,730,337	$315,008	$5,314,208
Accumulated amortization	(127,303)	(326,333)	(136,985)	(256,155)	(846,776)
Net value	$37,895	$2,777,332	$1,593,352	$58,853	$4,467,432	$734,147	$5,201,579

December 31, 2017
Weighted-average amortization period	7 years	15 years	20 years	13 years	17 years
Gross	$165,019	$3,361,675	$1,774,000	$329,440	$5,630,134
Accumulated amortization	(116,621)	(129,568)	(51,742)	(257,506)	(555,437)
Net value	$48,398	$3,232,107	$1,722,258	$71,934	$5,074,697	$927,664	$6,002,361

December 31, 2016
Weighted-average amortization period	7 years			11 years	10 years
Gross	$144,557			$313,613	$458,170
Accumulated amortization	(103,735)			(240,217)	(343,952)
Net value	$40,822	$—	$—	$73,396	$114,218	$140,792	$255,010
Amortization of finite-lived intangible assets is estimated as follows for the next five years: $306,227 in 2019, $305,820 in 2020, $303,348 in 2021, $302,359 in 2022 and $298,047 in 2023.
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
During 2018, 15 stores in The Americas Group and 11 branches in the Performance Coatings Group were closed due to lower demand or redundancy. The Company continues to evaluate all legacy operations in response to the Acquisition in order to optimize restructured operations. Provisions of $12,251 and $2,672 for severance and other qualified exit costs, along with other 2018 activity, were charged to the Administrative Segment and Performance Coatings Group, respectively. There were $612 of provisions recorded for severance and other qualified exit costs related to manufacturing facilities, distribution facilities, stores and branches closed prior to 2018.
During 2017, 13 stores in The Americas Group and 2 branches in the Performance Coatings Group were closed due to lower demand or redundancy. Accruals for exit and disposal activities of $4,456 were acquired in connection with the Acquisition. These Acquisition-related restructuring charges were recorded in the Administrative segment as presented in the table below. Provisions of $47,308 and $143 for severance and other qualified exit costs related to the Acquisition and other 2017 activity were charged to the Administrative Segment and Performance Coatings Group, respectively. Provisions for severance and other qualified exit costs related to manufacturing facilities, distribution facilities, stores and branches closed prior to 2017 of $3,052 were recorded.
During 2016, 16 stores in The Americas Group, 13 branches in the Performance Coatings Group and 2 facilities in Consumer Brands Group were closed due to lower demand or redundancy. Provisions for severance and other qualified exit cost of $1,020 and $505 were charged to Consumer Brands Group and Performance Coatings Group, respectively. Provisions for severance and other qualified exit costs related to manufacturing facilities, distribution facilities, stores and branches closed prior to 2016 of $1,513 were recorded.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

At December 31, 2018, a portion of the remaining accrual for qualified exit costs relating to facilities shutdown prior to 2016 is expected to be incurred by the end of 2019. The remaining portion of the ending accrual for facilities shutdown prior to 2016 primarily represented post-closure contractual expenses related to certain owned facilities which are closed and being held for disposal. The Company cannot reasonably estimate when such matters will be concluded to permit disposition.

The following tables summarize the activity and remaining liabilities associated with qualified exit costs:

Exit Plan	Balance at December 31, 2017	Provisions in Cost of goods sold or SG&A	Actual expenditures charged to accrual	Balance at December 31, 2018
Administrative segment acquisition-related restructuring:
Severance and related costs	$6,019	$12,043	$(16,939)	$1,123
Other qualified exit costs	5,541	208	(1,503)	4,246
Performance Coatings Group facilities shutdown in 2018:
Severance and related costs		13	(13)	—
Other qualified exit costs		2,047	(1,426)	621
Performance Coatings Group branches shutdown in 2017:
Severance and related costs	14	274	(235)	53
Other qualified exit costs	121	338	(224)	235
Consumer Brands Group facilities shutdown in 2016:
Severance and related costs	21		(21)	—
Performance Coatings Group branches shutdown in 2016:
Severance and related costs				—
Other qualified exit costs	111		(77)	34
Severance and other qualified exit costs for facilities shutdown prior to 2016	1,558		(818)	740
Totals	$13,385	$14,923	$(21,256)	$7,052

Exit Plan	Balance at December 31, 2016	Acquired Balances	Provisions in Cost of goods sold or SG&A	Actual expenditures charged to accrual	Balance at December 31, 2017
Administrative segment Acquisition-related restructuring in 2017:
Severance and related costs		$3,303	$38,739	$(36,023)	$6,019
Other qualified exit costs		1,153	8,569	(4,181)	5,541
Performance Coatings Group stores shutdown in 2017:
Severance and related costs			14		14
Other qualified exit costs			129	(8)	121
Consumer Brands Group facilities shutdown in 2016:
Severance and related costs	$907		2,910	(3,796)	21
Performance Coatings Group stores shutdown in 2016:
Severance and related costs	136			(136)	—
Other qualified exit costs	269		97	(255)	111
The Americas Group stores shutdown in 2015:
Other qualified exit costs	195		20	(215)	—
Performance Coatings Group stores shutdown in 2015:
Other qualified exit costs	433		25	(446)	12
Severance and other qualified exit costs for facilities shutdown prior to 2015	1,908			(362)	1,546
Totals	$3,848	$4,456	$50,503	$(45,422)	$13,385

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Exit Plan	Balance at December 31, 2015	Provisions in Cost of goods sold or SG&A	Actual expenditures charged to accrual	Balance at December 31, 2016
Consumer Brands Group facilities shutdown in 2016:
Severance and related costs		$1,020	$(113)	$907
Performance Coatings Group stores shutdown in 2016:
Severance and related costs		136		136
Other qualified exit costs		369	(100)	269
The Americas Group stores shutdown in 2015:
Other qualified exit costs	$12	481	(298)	195
Performance Coatings Group stores shutdown in 2015:
Severance and related costs	1,096		(1,096)	—
Other qualified exit costs	2,750	499	(2,816)	433
The Americas Group stores shutdown in 2014:
Other qualified exit costs	184		(81)	103
Consumer Brands Group facilities shutdown in 2014:
Severance and related costs	445		(46)	399
Other qualified exit costs	52		(39)	13
Performance Coatings Group exit of business in 2014:
Severance and related costs	430		(430)	—
Other qualified exit costs	353	430	(600)	183
Severance and other qualified exit costs for facilities shutdown prior to 2014	1,755	103	(648)	1,210
Totals	$7,077	$3,038	$(6,267)	$3,848

NOTE 7 – PENSION, HEALTH CARE AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
The Company provides pension benefits to substantially all full-time employees through primarily noncontributory defined contribution or defined benefit plans and certain health care and life insurance benefits to domestic active employees and eligible retirees. In accordance with the Retirement Benefits Topic of the ASC, the Company recognizes an asset for overfunded defined benefit pension or other postretirement benefit plans and a liability for unfunded or underfunded plans. In addition, actuarial gains and losses and prior service costs of such plans are recorded in Cumulative other comprehensive loss, a component of Shareholders’ equity. The amounts recorded in Cumulative other comprehensive loss will continue to be modified as actuarial assumptions and service costs change, and all such amounts will be amortized to expense over a period of years through the net pension cost (credit) and net periodic benefit cost.
Health care plans. The Company provides certain domestic health care plans that are contributory and contain cost-sharing features such as deductibles and coinsurance. There were 26,323, 26,565 and 22,708 active employees entitled to receive benefits under these plans at December 31, 2018, 2017 and 2016, respectively. The cost of these benefits for active employees, which includes claims incurred and claims incurred but not reported, amounted to $298,800, $281,158 and $220,589 for 2018, 2017 and 2016, respectively.
Defined contribution pension plans. The Company’s annual contribution for its domestic defined contribution pension plan was $65,220, $38,426 and $36,731 for 2018, 2017 and 2016, respectively. The contribution percentage ranges from two percent to seven percent of compensation for covered employees based on an age and service formula. Assets in employee accounts of the domestic defined contribution pension plan are invested in various investment funds as directed by the participants. These investment funds did not own a significant number of shares of the Company’s common stock for any year presented.
The Company’s annual contributions for its foreign defined contribution pension plans, which are based on various percentages of compensation for covered employees up to certain limits, were $19,462, $10,480 and $6,676 for 2018, 2017 and 2016, respectively. Assets in employee accounts of the foreign defined contribution pension plans are invested in various investment funds. These investment funds did not own a significant number of shares of the Company’s common stock for any year presented.
Defined benefit pension plans. Prior to December 31, 2017, the Company had one salaried and one hourly domestic defined benefit pension plan. In connection with the Acquisition, the Company acquired Valspar's domestic defined benefit pension plan. Effective December 31, 2017, the three domestic defined benefit pension plans were merged into one plan. In 2018, this plan was split into two separate overfunded plans: one that will continue to operate and one that was frozen and subsequently terminated during 2018. The Company is in the process of settling the liabilities of the terminated plan through a combination of (i) lump sum payments to eligible participants who elected to receive them and (ii) the purchase of annuity

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

contracts for participants who either did not elect lump sums or were already receiving benefit payments. The lump sum payments were paid in December 2018 and resulted in a settlement charge of $37.6 million in 2018. The annuity contracts were purchased in 2019 and are expected to result in a settlement charge of approximately $30 million to $40 million in the first quarter of 2019. The Company will use any remaining overfunded cash surplus balances to fund future company contributions to a replacement defined contribution plan.
At December 31, 2018, the domestic defined benefit pension plans were overfunded, with a projected benefit obligation of $524,675, fair value of plan assets of $776,961 and excess plan assets of $252,286. The plans were funded in accordance with all applicable regulations at December 31, 2018. At December 31, 2017, the domestic defined benefit pension plan was overfunded, with a projected benefit obligation of $916,175, fair value of plan assets of $1,188,638 and excess plan assets of $272,463. At December 31, 2016, the domestic salaried and hourly defined benefit pension plan were overfunded, with a projected benefit obligation of $632,797, fair value of plan assets of $847,013 and excess plan assets of $214,216.

The Company has thirty-one foreign defined benefit pension plans, twelve of which were acquired through the Acquisition. At December 31, 2018, twenty-four of the Company’s foreign defined benefit pension plans were unfunded or underfunded, with combined accumulated benefit obligations, projected benefit obligations, fair values of net assets and deficiencies of plan assets of $168,395, $199,881, $119,232 and $80,649, respectively.
The Company expects to make the following benefit payments for all domestic and foreign defined benefit pension plans: $49,259 in 2019; $46,809 in 2020; $46,469 in 2021; $46,104 in 2022; $46,532 in 2023; and $226,112 in 2024 through 2028. The Company expects to contribute $5,295 to the foreign plans in 2019.
The estimated net actuarial losses and prior service costs for the defined benefit pension plans that are expected to be amortized from Cumulative other comprehensive loss into the net pension costs in 2019 are $1,033 and $1,397, respectively.

The following table summarizes the components of the net pension costs and Cumulative other comprehensive loss related to the defined benefit pension plans:

	Domestic Defined Benefit Pension Plans			Foreign Defined Benefit Pension Plans
	2018	2017	2016	2018	2017	2016
Net pension cost (credit):
Service cost	$7,259	$21,711	$22,291	$8,160	$7,039	$4,225
Interest cost	32,161	31,085	26,498	9,486	8,177	7,441
Expected return on plan assets	(53,005)	(48,275)	(50,197)	(10,837)	(9,070)	(6,915)
Amortization of prior service cost	3,530	1,362	1,205
Amortization of actuarial losses		6,210	4,532	1,518	1,833	1,540
Ongoing pension cost (credit)	(10,055)	12,093	4,329	8,327	7,979	6,291
Settlement cost (credit)	37,648	(1,990)		(374)	71	4,231
Curtailment cost	825
Net pension cost	28,418	10,103	4,329	7,953	8,050	10,522
Other changes in plan assets and projected benefit obligation recognized in Cumulative other comprehensive loss (before taxes):
Net actuarial losses (gains) arising during the year	29,927	(65,829)	18,926	(5,107)	(13,960)	17,030
Prior service cost arising during the year	4,577	844	2,081
Amortization of actuarial losses		(6,210)	(4,532)	(1,518)	(1,833)	(1,540)
Amortization of prior service cost	(3,530)	(1,362)	(1,205)
(Loss) gain recognized for settlement	(37,648)	1,990		374	(71)
Prior service cost recognized for curtailment	(825)
Loss arising from curtailment	(742)
Exchange rate (loss) gain recognized during the year				(1,890)	4,133	(11,627)
Total recognized in Cumulative other comprehensive loss	(8,241)	(70,567)	15,270	(8,141)	(11,731)	3,863
Total recognized in net pension cost and Cumulative other comprehensive loss	$20,177	$(60,464)	$19,599	$(188)	$(3,681)	$14,385

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Service cost is recorded in Cost of goods sold and Selling, general and administrative expense. All other components of Net pension costs are recorded in Other expense (income) - net. See Note 1 for information on the adoption of ASU No. 2017-07.

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
The following tables summarize the fair value of the defined benefit pension plan assets at December 31, 2018, 2017 and 2016. The presentation is in accordance with the Retirement Benefits Topic of the ASC, as updated by ASU No. 2015-07 (see Note 1).

	Fair value at December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Equity investments (1)	$215,812	$123,982	$91,830
Fixed income investments (2)	609,926	462,777	147,149
Other assets (3)	38,413		38,413
Total investments in fair value hierarchy	864,151	$586,759	$277,392
Investments measured at NAV or its equivalent (4)	166,376
Total investments	$1,030,527

	Fair value at December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Equity investments (1)	$514,983	$409,911	$105,072
Fixed income investments (2)	380,902	146,816	234,086
Other assets (3)	39,196		39,196
Total investments in fair value hierarchy	935,081	$556,727	$378,354
Investments measured at NAV or its equivalent (4)	533,561
Total investments	$1,468,642

	Fair value at December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Equity investments (1)	$393,045	$321,152	$71,893
Fixed income investments (2)	294,103	144,668	149,435
Other assets (3)	14,643		14,643
Total investments in fair value hierarchy	701,791	$465,820	$235,971
Investments measured at NAV or its equivalent (4)	310,230
Total investments	$1,012,021

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

Included as equity investments in the domestic defined benefit pension plan assets at December 31, 2018 were 300,000 shares of the Company’s common stock with a market value of $118,038, representing 15.2 percent of total domestic plan assets. Dividends received on the Company’s common stock during 2018 totaled $1,032.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

The following table summarizes the obligations, plan assets and assumptions used for the defined benefit pension plans, which are all measured as of December 31:

	Domestic Defined Benefit Pension Plans			Foreign Defined Benefit Pension Plans
	2018	2017	2016	2018	2017	2016
Accumulated benefit obligations at end of year	$520,958	$913,363	$630,159	$280,046	$308,164	$172,047
Projected benefit obligations:
Balances at beginning of year	$916,175	$632,797	$624,791	$349,597	$206,873	$201,854
Service cost	7,259	21,711	22,291	8,160	7,039	4,225
Interest cost	32,161	31,085	26,498	9,486	8,177	7,441
Actuarial (gains) losses	(13,552)	67,945	8,132	(20,958)	(4,002)	43,736
Acquisition		246,894			115,045
Contributions and other	3,834	844	2,081	1,572	1,397	947
Settlements	(379,064)	(43,381)		(6,319)	(758)	(14,862)
Effect of foreign exchange				(16,226)	22,938	(30,360)
Benefits paid	(42,138)	(41,720)	(50,996)	(9,467)	(7,112)	(6,108)
Balances at end of year	524,675	916,175	632,797	315,845	349,597	206,873
Plan assets:
Balances at beginning of year	1,188,638	847,013	858,605	280,004	165,008	162,339
Actual returns on plan assets	9,525	182,049	39,404	(4,896)	16,282	33,569
Acquisition		244,677			82,314
Contributions and other				8,278	6,048	15,019
Settlements	(379,064)	(43,381)		(6,319)	(758)	(14,862)
Effect of foreign exchange				(14,034)	18,222	(24,949)
Benefits paid	(42,138)	(41,720)	(50,996)	(9,467)	(7,112)	(6,108)
Balances at end of year	776,961	1,188,638	847,013	253,566	280,004	165,008
Excess (deficient) plan assets over projected benefit obligations	$252,286	$272,463	$214,216	$(62,279)	$(69,593)	$(41,865)
Assets and liabilities recognized in the Consolidated Balance Sheets:
Deferred pension assets	$252,286	$272,463	$214,216	$18,378	$24,280	$11,313
Other accruals				(2,716)	(2,523)	(1,522)
Other long-term liabilities				(77,941)	(91,350)	(51,656)
	$252,286	$272,463	$214,216	$(62,279)	$(69,593)	$(41,865)
Amounts recognized in Cumulative other comprehensive loss:
Net actuarial losses	$(56,335)	$(64,799)	$(134,847)	$(25,732)	$(33,873)	$(45,604)
Prior service costs	(5,719)	(5,496)	(6,015)
	$(62,054)	$(70,295)	$(140,862)	$(25,732)	$(33,873)	$(45,604)
Weighted-average assumptions used to determine projected benefit obligations:
Discount rate	3.60%	3.60%	4.20%	3.04%	2.73%	3.21%
Rate of compensation increase	3.17%	3.33%	3.38%	3.65%	3.69%	4.43%
Weighted-average assumptions used to determine net pension costs:
Discount rate	3.60%	4.15%	4.40%	2.73%	3.88%	4.20%
Expected long-term rate of return on assets	5.00%	5.00%	6.00%	3.84%	4.75%	4.70%
Rate of compensation increase	3.33%	3.30%	3.14%	3.69%	4.33%	4.00%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Postretirement Benefits Other Than Pensions. Employees of the Company hired in the United States prior to January 1, 1993 who are not members of a collective bargaining unit, and certain groups of employees added through acquisitions, are eligible for health care and life

insurance benefits upon retirement, subject to the terms of the unfunded plans. There were 2,987, 3,486 and 4,524 retired employees entitled to receive such postretirement benefits at December 31, 2018, 2017 and 2016, respectively.

The following table summarizes the obligation and the assumptions used for postretirement benefits other than pensions:

	Postretirement Benefits Other than Pensions
	2018	2017	2016
Benefit obligation:
Balance at beginning of year - unfunded	$290,823	$265,137	$263,383
Service cost	1,994	2,105	2,244
Interest cost	10,178	10,749	11,009
Acquisition		17,010
Actuarial (gain) loss	(9,047)	11,637	7,548
Plan amendments	(77)
Benefits paid	(19,237)	(15,815)	(19,047)
Balance at end of year - unfunded	$274,634	$290,823	$265,137
Liabilities recognized in the Consolidated Balance Sheets:
Postretirement benefits other than pensions	$(257,621)	$(274,675)	$(250,397)
Other accruals	(17,013)	(16,148)	(14,740)
	$(274,634)	$(290,823)	$(265,137)
Amounts recognized in Cumulative other comprehensive loss:
Net actuarial losses	$(32,774)	$(44,147)	$(23,211)
Prior service credits	6,134	12,625	19,205
	$(26,640)	$(31,522)	$(4,006)
Weighted-average assumptions used to determine benefit obligation:
Discount rate	4.21%	3.61%	4.10%
Health care cost trend rate - pre-65	6.69%	7.00%	6.00%
Health care cost trend rate - post-65	4.94%	5.00%	5.50%
Prescription drug cost increases	9.75%	11.00%	10.50%
Employer Group Waiver Plan (EGWP) trend rate	9.75%	11.00%	10.60%
Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate	3.61%	4.10%	4.30%
Health care cost trend rate - pre-65	7.00%	6.00%	6.00%
Health care cost trend rate - post-65	5.00%	5.50%	5.00%
Prescription drug cost increases	11.00%	10.50%	11.50%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

The following table summarizes the components of the net periodic benefit cost and Cumulative other comprehensive loss related to postretirement benefits other than pensions:

	Postretirement Benefits Other than Pensions
	2018	2017	2016
Net periodic benefit cost (credit):
Service cost	$1,994	$2,105	$2,244
Interest cost	10,178	10,749	11,009
Amortization of actuarial losses	2,326	32
Amortization of prior service credit	(6,569)	(6,579)	(6,578)
Net periodic benefit cost	7,929	6,307	6,675
Settlement credit		(9,332)
Net periodic benefit cost (credit)	7,929	(3,025)	6,675

Other changes in projected benefit obligation recognized in Cumulative other comprehensive loss (before taxes):
Net actuarial (gain) loss arising during the year	(9,047)	11,637	7,548
Prior service credit arising during the year	(78)
Amortization of actuarial losses	(2,326)	(32)
Settlement cost		9,332
Amortization of prior service credit	6,569	6,579	6,578
Total recognized in Cumulative other comprehensive loss	(4,882)	27,516	14,126
Total recognized in net periodic benefit cost and Cumulative other comprehensive loss	$3,047	$24,491	$20,801

The estimated net actuarial losses and prior service (credits) for postretirement benefits other than pensions that are expected to be amortized from Cumulative other comprehensive loss into net periodic benefit cost in 2019 are $535 and $(4,997), respectively.
The assumed health care cost trend rate and prescription drug cost increases used to determine the net periodic benefit cost for postretirement health care benefits for 2019 both decrease in each successive year until reaching 4.5 percent in 2026. The assumed health care and prescription drug cost trend rates have a significant effect on the amounts reported for the postretirement health care benefit obligation. A one-percentage-point change in assumed health care and prescription drug cost trend rates would have had the following effects at December 31, 2018:

	One-Percentage Point
	Increase	(Decrease)
Effect on total of service and interest cost components	$132	$(132)
Effect on the postretirement benefit obligation	$3,602	$(3,636)

The Company expects to make retiree health care benefit cash payments as follows:

Expected Cash Payments
2019	$17,013
2020	18,757
2021	19,391
2022	19,969
2023	19,991
2024 through 2028	98,836
Total expected benefit cash payments	$193,957

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

NOTE 8 – DEBT
Long-term debt

	Due Date	2018	2017	2016
2.25% Senior Notes (1)	2020	$1,496,015	$1,493,106
3.45% Senior Notes (1)	2027	1,485,023	1,483,244
2.75% Senior Notes (1)	2022	1,242,850	1,240,758
4.50% Senior Notes (1)	2047	1,229,373	1,228,647
Term Loan	2022		847,337
3.125% Senior Notes (1)	2024	496,287	495,602
4.20% Senior Notes (2)	2022	416,815	422,370
3.45% Senior Notes	2025	397,621	397,260	$396,898
4.55% Senior Notes	2045	394,082	393,859	393,637
3.95% Senior Notes (2)	2026	360,822	362,381
7.25% Senior Notes (2)	2019		319,394
4.00% Senior Notes	2042	296,251	296,094	295,938
Floating Rate Loan	2021	257,371	269,247
3.30% Senior Notes (2)	2025	249,304	249,207
4.40% Senior Notes (2)	2045	238,747	238,334
7.375% Debentures	2027	119,029	118,982	118,936
0.92% Fixed Rate Loan	2021	22,877	23,933
7.45% Debentures	2097	3,500	3,500	3,500
2.00% to 8.0% Promissory Notes	Through 2027	2,090	2,490	2,417
		$8,708,057	$9,885,745	$1,211,326

(1) Senior notes issued in 2017 to fund the Acquisition (2) Senior notes acquired in 2017 through the Acquisition
Maturities of long-term debt are as follows for the next five years: $301,149 in 2019; $1,500,375 in 2020; $281,005 in 2021, $1,650,268 in 2022 and $272 in 2023. Interest expense on long-term debt was $343,119, $257,350 and $75,509 for 2018, 2017 and 2016, respectively.
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
On May 16, 2017, the Company issued $6.0 billion of senior notes (collectively the "New Notes") in a public offering. The net proceeds from the issuance of the New Notes were used to fund the Acquisition. See Note 4. The interest rate locks entered into in 2016 settled in March 2017 resulting in a pretax gain of $87.6 million recognized in Cumulative other comprehensive loss. This gain is being amortized from Cumulative other comprehensive loss to a reduction of interest expense over the terms of the New Notes. For the year ended December 31, 2018, the amortization of the unrealized gain reduced interest expense by $8.3 million.

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
In April 2016, the Company entered into agreements for a $7.3 billion Bridge Loan and a $2.0 billion Term Loan as committed financing for the Acquisition. On June 1, 2017, the Company terminated the agreement for the Bridge Loan and borrowed the full $2.0 billion on the Term Loan. During 2018, the Company paid the outstanding balance on the Term Loan and the agreement was terminated.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Short-term borrowings. On July 19, 2018, the Company and three of its wholly-owned subsidiaries, Sherwin-Williams Canada, Inc., Sherwin-Williams Luxembourg S.à r.l and Sherwin-Williams UK Holding Limited (all together with the Company, the Borrowers), entered into a new five-year $2.000 billion credit agreement (New Credit Agreement). The New Credit Agreement may be used for general corporate purposes, including the financing of working capital requirements. The New Credit Agreement replaced a credit agreement dated July 16, 2015, as amended, which was terminated. The New Credit Agreement allows the Company to extend the maturity of the facility with two one-year extension options and the Borrowers to increase the aggregate amount of the facility to $2.750 billion, both of which are subject to the discretion of each lender. In addition, the Borrowers may request letters of credit in an amount of up to $250.0 million. At December 31, 2018, there were no short-term borrowings under the New Credit Agreement. Borrowings outstanding under various other foreign programs were $37.0 million at December 31, 2018 with a weighted average interest rate of 9.3%.
In September 2017, the Company entered into a five-year letter of credit agreement, subsequently amended on multiple dates, with an aggregate availability of $625.0 million at December 31, 2018. On May 6, 2016, the Company entered into a five-year credit agreement, subsequently amended on multiple dates. This credit agreement gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $875.0 million at December 31, 2018. Both of these credit agreements are being used for general corporate purposes. At December 31, 2018, there were no borrowings outstanding under these credit agreements. There were $350.0 million borrowings outstanding at December 31, 2017 and no borrowings outstanding at December 31, 2016.
There were $291.4 million borrowings outstanding under the Company's domestic commercial paper program at December 31, 2018. There were $274.8 million borrowings outstanding at December 31, 2017 and no borrowings outstanding at December 31, 2016.
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
The Company initially provides for estimated costs of environmental-related activities relating to its past operations and third-party sites for which commitments or clean-up plans have been developed and when such costs can be reasonably estimated based on industry standards and professional judgment. These estimated costs are determined based on currently available facts regarding each site. If the best estimate of costs can only be identified as a range and no specific amount within that range can be determined more likely than any other amount within the range, the minimum of the range is provided. The Company continuously assesses its potential liability for investigation and remediation-related activities and adjusts its environmental-related accruals as information becomes available upon which more accurate costs can be reasonably estimated and as additional accounting guidelines are issued. Included in Other long-term liabilities at December 31, 2018, 2017 and 2016 were accruals for extended environmental-related activities of $322,459, $179,593 and $163,847, respectively. Included in Other accruals at December 31, 2018, 2017 and 2016 were accruals for estimated costs of current investigation and remediation activities of $51,038, $28,556 and $19,969, respectively. See Note 14 regarding provisions for environmental matters-net and related increases to the environmental accrued liabilities at December 31, 2018.
Actual costs incurred may vary from the accrued estimates due to the inherent uncertainties involved including, among others, the number and financial condition of parties involved with respect to any given site, the volumetric contribution which may be attributed to the Company relative to that attributed to other parties, the nature and magnitude of the wastes involved, the various technologies that can be used for remediation and the determination of acceptable remediation with respect to a particular site. If the Company’s future loss contingency is ultimately determined to be at the unaccrued maximum of the estimated range of possible outcomes for every site for which costs can be reasonably estimated, the Company’s accrual for environmental-related activities would be $117,518 higher than the minimum accruals at December 31, 2018.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Four of the Company’s currently and formerly owned manufacturing sites account for the majority of the accrual for environmental-related activities and the unaccrued maximum of the estimated range of possible outcomes at December 31, 2018. At December 31, 2018, $326,202, or 87.2 percent of the total accrual, related directly to these four sites. In the aggregate unaccrued maximum of $117,518 at December 31, 2018, $93,191, or 79.3 percent, related to the four manufacturing sites. While environmental investigations and remedial actions are in different stages at these sites, additional investigations, remedial actions and monitoring will likely be required at each site. Management cannot presently estimate the ultimate potential loss contingencies related to these sites or other less significant sites until such time as a substantial portion of the investigation at the sites is completed and remedial action plans are developed. In the event any future loss contingency significantly exceeds the current amount accrued, the recording of the ultimate liability may result in a material impact on net income for the annual or interim period during which the additional costs are accrued. Management does not believe that any potential liability ultimately attributed to the Company for its environmental-related matters will have a material adverse effect on the Company’s financial condition, liquidity, or cash flow due to the extended period of time during which environmental investigation and remediation takes place. An estimate of the potential impact on the Company’s operations cannot be made due to the aforementioned uncertainties.
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
Due to the uncertainties involved, management is unable to predict the outcome of the lead pigment and lead-based paint litigation, the number or nature of possible future claims and proceedings or the effect that any legislation and/or administrative regulations may have on the litigation or against the Company. In addition, management cannot reasonably determine the scope or amount of the potential costs and liabilities related to such litigation, or resulting from any such legislation and regulations. Except with respect to the litigation in California discussed below, the Company has not accrued any amounts for such litigation because the Company does not believe it is probable that a loss has occurred, and the Company believes it is not possible to estimate the range of potential losses as there is no substantive information upon which an estimate could be based. In addition, any potential liability that may result from any changes to legislation and regulations cannot reasonably be estimated. In the event any significant liability is determined to be attributable to the Company relating to such litigation or any such liability is higher than any amount currently accrued for such litigation, the recording of the liability may result in a material impact on net income for the annual or interim period during which such liability is accrued. Additionally, due to the uncertainties associated with the amount of any such liability and/or the nature of any other remedy which may be imposed in such litigation, any potential liability determined to be attributable to the Company arising out of such litigation may have a material adverse effect on the Company’s results of operations, liquidity or financial condition. An estimate of the potential impact on the Company’s results of operations, liquidity or financial condition cannot be made due to the aforementioned uncertainties.
Public nuisance claim litigation. The Company and other companies are or were defendants in legal proceedings seeking recovery based on public nuisance liability theories, among other theories, brought by the State of Rhode Island; the City of St. Louis, Missouri; various cities and counties in the State of New Jersey; various cities in the State of Ohio and the State of Ohio; the City of Chicago, Illinois; the City of Milwaukee, Wisconsin; the County of Santa Clara, California, and other public entities in the State of California; and Lehigh and Montgomery Counties in Pennsylvania. Except for the Santa Clara County, California proceeding and the pending Pennsylvania proceedings, all of these legal proceedings have been concluded in favor of the Company and other defendants at various stages in the proceedings.
Santa Clara County, California Proceeding. The Santa Clara County, California proceeding was initiated in March 2000 in the Superior Court of the State of California, County of Santa Clara. In the original complaint, the plaintiffs asserted various claims including fraud and concealment, strict product liability/failure to warn, strict product liability/design defect, negligence, negligent breach of a special duty, public nuisance, private nuisance, and violations of California’s Business and Professions Code. A number of the asserted claims were resolved in favor of the defendants through pre-trial proceedings. The named plaintiffs in the Fourth Amended

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Complaint, filed on March 16, 2011, are the Counties of Santa Clara, Alameda, Los Angeles, Monterey, San Mateo, Solano and Ventura, as well as the Cities of Oakland and San Diego and the City and County of San Francisco. The Fourth Amended Complaint asserted a sole claim for public nuisance, alleging that the presence of lead pigments for use in paint and coatings in, on and around residences in the plaintiffs’ jurisdictions constitutes a public nuisance. The plaintiffs sought the abatement of the alleged public nuisance that exists within the plaintiffs’ jurisdictions. A trial commenced on July 15, 2013 and ended on August 22, 2013. The court entered final judgment on January 27, 2014, finding in favor of the plaintiffs and against the Company and two other defendants (ConAgra Grocery Products Company and NL Industries, Inc.). The final judgment held the Company jointly and severally liable with the other two defendants to pay $1.15 billion into a fund to abate the public nuisance. The Company strongly disagrees with the judgment.
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
On April 17, 2018, the parties filed their briefs with the trial court regarding the recalculation of the amount of the abatement fund. The plaintiffs proposed $730.0 million as the amount of the abatement fund, and the Company and the other two defendants jointly proposed a maximum amount of no more than $409.1 million. On August 17, 2018, the trial court held a hearing regarding the recalculation of the amount of the abatement fund. On September 4, 2018, the trial court ruled that the amount of the abatement fund is $409.1 million. On May 17, 2018, NL Industries filed a Motion for Good Faith Settlement, which the Company and ConAgra opposed. The trial court held a hearing on NL Industries’ Motion for Good Faith Settlement on July 12, 2018 and subsequently denied NL Industries'

Motion. NL Industries has filed a petition for writ of mandate with the Sixth District Court of Appeal seeking to obtain immediate appellate review and reversal of the denial of its motion. On July 16, 2018, the Company filed a Petition for Writ of Certiorari with the Supreme Court of the United States seeking discretionary review. On October 15, 2018, the Supreme Court of the United States denied the Company's Petition for Writ of Certiorari.
The trial court has selected a receiver for the abatement fund, but the terms of an order appointing the receiver have not been determined and will be the subject of a further hearing scheduled for March 7, 2019. The trial court has stayed the entry of judgment pending the decision of the Sixth District Court of Appeal on NL Industries’ petition for writ of mandate, but otherwise has ruled that, within sixty days of entry of judgment, the Company, ConAgra and NL Industries shall pay into the abatement fund all amounts due.
Although the Company believes it is probable that a loss has occurred, the ultimate amount of such loss and the timing of any payments remains uncertain and could change in the future due to the numerous possible outcomes and uncertainties, including, but not limited to, (i) the final amount of the abatement fund that will be paid, particularly because participation in the abatement program by eligible homeowners is voluntary and it is uncertain what percentage of eligible homeowners will participate or how claims will be administered, and (ii) the portion of the abatement fund for which the Company, the two other defendants and others are determined to be responsible. However, the Company has accrued $136.3 million for this litigation, which is one-third of the amount of the abatement fund. It is possible that the Company may change the amount accrued for this litigation based on the facts and circumstances. Because of joint and several liability, it is possible the Company could ultimately be liable for the total amount of the abatement fund. In the event any liability is higher than any amount currently accrued for such litigation, the recording of any liability may result in a material impact on the Company’s results of operations, liquidity or financial condition for the annual or interim period during which such liability is accrued.
Pennsylvania Proceedings. Two proceedings in Pennsylvania were initiated in October 2018. The County of Montgomery, Pennsylvania filed a Complaint against the Company and several other former lead-based paint and lead pigment manufacturers in the Court of Common Pleas of Montgomery County, Pennsylvania. The County of Lehigh, Pennsylvania also filed a Complaint against the Company and several other former lead-based paint and lead pigment manufacturers in the Court of Common Pleas of Lehigh County, Pennsylvania. The Company removed both actions to the United States District Court for the Eastern District of Pennsylvania on November 28, 2018. The plaintiffs filed a motion for remand in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

each action on January 7, 2019, which the defendants will oppose. In both actions, the counties request declaratory relief establishing the existence of a public nuisance and the defendants’ contribution to it, the abatement of an ongoing public nuisance arising from the presence of lead-based paint in housing throughout the applicable county, an injunction against future illicit conduct, and the costs of litigation and attorneys’ fees.

In October 2018, the Company filed a Complaint in the United States District Court for the Eastern District of Pennsylvania against the Pennsylvania Counties of Delaware, Erie and York seeking injunctive and declaratory relief to prevent the violation of the Company’s rights under the First Amendment and Due Process Clause of the U.S. Constitution. The Company voluntarily dismissed defendant Erie County on November 9, 2018 and defendant York County on November 21, 2018. Defendant Delaware County has filed a motion to dismiss the Complaint, which is pending.
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
The plaintiff in Thomas v. Lead Industries Association, et al., initiated an action in Wisconsin state court against the Company, other alleged former lead pigment manufacturers and the Lead Industries Association in September 1999. The claims against the Company and the other defendants included strict liability, negligence, negligent misrepresentation and omissions, fraudulent misrepresentation and omissions, concert of action, civil conspiracy and enterprise liability. Implicit within these claims is the theory of “risk contribution” liability (Wisconsin’s theory which is similar to market share liability, except that liability can be joint and several) due to the plaintiff’s inability to identify the manufacturer of any product that allegedly injured the plaintiff. The case ultimately proceeded to trial and, on November 5, 2007, the jury returned a defense verdict, finding that the plaintiff had ingested white lead carbonate, but was not brain damaged or injured as a result. The plaintiff appealed and, on December 16, 2010, the Wisconsin Court of Appeals affirmed the final judgment in favor of the Company and other defendants.
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
The United States District Court for the Eastern District of Wisconsin has consolidated three cases (Ravon Owens v. American Cyanamid, et al., Cesar Sifuentes v. American Cyanamid, et al., and Glenn Burton, Jr. v. American Cyanamid, et al.) for purposes of trial and set a trial date for May 6, 2019. The parties are preparing for trial.
In Maniya Allen, et al. v. American Cyanamid, et al., also pending in the United States District Court for the Eastern District of Wisconsin, cases involving six of the 146 plaintiffs were selected for discovery. In Dijonae Trammell, et al. v. American Cyanamid, et al., also pending in the United States District Court for the Eastern District of Wisconsin, discovery for one of the three plaintiffs was consolidated with the six Allen cases referenced above. The parties have selected four of the cases to proceed to expert discovery and to prepare for trial. No dates for expert discovery, pretrial dispositive motions, or trial have been set by the District Court in the Allen and Trammell cases.
Other lead-based paint and lead pigment litigation. In Mary Lewis v. Lead Industries Association, et al. pending in the Circuit Court of Cook County, Illinois, parents seek to recover the cost of their children’s blood lead testing against the Company and three other defendants that made (or whose alleged corporate predecessors made) white lead pigments. The Circuit Court has certified a statewide class and a Chicago subclass of parents or legal guardians of children who lived in high-risk zip codes identified by the Illinois Department of Health and who were screened for lead toxicity between August 1995 and February 2008. Excluded from the class are those

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

parents or guardians who have incurred no expense, liability or obligation to pay for the cost of their children’s blood lead testing. In 2017, the Company and other defendants moved for summary judgment on the grounds that the three named plaintiffs have not paid and have no obligation or liability to pay for their children’s blood lead testing because Medicaid paid for the children of two plaintiffs and private insurance paid for the third plaintiff without any evidence of a co-pay or deductible. The Circuit Court granted the motion, but on September 7, 2018, the Appellate Court reversed with respect to the two plaintiffs for whom Medicaid paid for their children’s testing. Defendants filed a petition with the Supreme Court of Illinois for discretionary review. By order entered January 31, 2019, that court has allowed defendants’ petition for leave to appeal.
Insurance coverage litigation. The Company and its liability insurers, including certain underwriters at Lloyd’s of London, initiated legal proceedings against each other to determine, among other things, whether the costs and liabilities associated with the abatement of lead pigment are covered under certain insurance policies issued to the Company. The Company’s action, filed on March 3, 2006 in the Common Pleas Court, Cuyahoga County, Ohio, is currently stayed and inactive. On January 9, 2019, the Company filed an unopposed motion to lift the stay with the trial court, which was granted, allowing the case to proceed. The liability insurers’ action, which was filed on February 23, 2006 in the Supreme Court of the State of New York, County of New York, has been dismissed. An ultimate loss in the insurance coverage litigation would mean that insurance proceeds could be unavailable under the policies at issue to mitigate any ultimate abatement related costs and liabilities. The Company has not recorded any assets related to these insurance policies or otherwise assumed that proceeds from these insurance policies would be received in estimating any contingent liability accrual. Therefore, an ultimate loss in the insurance coverage litigation without a determination of liability against the Company in the lead pigment or lead-based paint litigation will have no impact on the Company’s results of operation, liquidity or financial condition. As previously stated, however, except with respect to the litigation in California discussed above, the Company has not accrued any amounts for the lead pigment or lead-based paint litigation and any significant liability ultimately determined to be attributable to the Company relating to such litigation may result in a material impact on the Company’s results of operations, liquidity or financial condition for the annual or interim period during which such liability is accrued.
NOTE 11 – CAPITAL STOCK
At December 31, 2018, there were 300,000,000 shares of common stock and 30,000,000 shares of serial preferred stock authorized for issuance. Of the authorized serial preferred stock, 3,000,000 shares are designated as cumulative redeemable serial preferred and 1,000,000 shares are designated as convertible serial preferred stock. See Note 12. Under the 2006 Equity and Performance Incentive Plan (2006 Employee Plan), 23,700,000 shares may be issued or transferred. See Note 13. An aggregate of 9,643,433, 10,715,939 and 7,720,815 shares of common stock at December 31, 2018, 2017 and 2016, respectively, were reserved for the exercise and future grants of option rights and future grants of restricted stock and restricted stock units. See Note 13. Shares outstanding shown in the following table included 489,647, 489,260 and 488,714 shares of common stock held in a revocable trust at December 31, 2018, 2017 and 2016, respectively. The revocable trust is used to accumulate assets for the purpose of funding the ultimate obligation of certain non-qualified benefit plans. Transactions between the Company and the trust are accounted for in accordance with the Deferred Compensation – Rabbi Trusts Subtopic of the Compensation Topic of the ASC, which requires the assets held by the trust be consolidated with the Company’s accounts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

	Shares in Treasury	Shares Outstanding
Balance at January 1, 2016	23,514,054	92,246,525
Shares tendered as payment for option rights exercised	3,441	(3,441)
Shares issued for exercise of option rights		733,876
Shares tendered in connection with grants of restricted stock	59,916	(59,916)
Net shares issued for grants of restricted stock		95,987
Balance at December 31, 2016	23,577,411	93,013,031
Shares tendered as payment for option rights exercised	16,545	(16,545)
Shares issued for exercise of option rights		1,152,015
Shares tendered in connection with grants of restricted stock	82,777	(82,777)
Net shares canceled of restricted stock		(182,079)
Balance at December 31, 2017	23,676,733	93,883,645
Shares tendered as payment for option rights exercised	1,159	(1,159)
Shares issued for exercise of option rights		661,599
Shares tendered in connection with grants of restricted stock	52,144	(52,144)
Net shares issued for grants of restricted stock		149,821
Treasury stock purchased	1,525,000	(1,525,000)
Balance at December 31, 2018	25,255,036	93,116,762

NOTE 12 – STOCK PURCHASE PLAN
As of December 31, 2018, 39,941 employees contributed to the Company’s ESOP, a voluntary defined contribution plan available to all eligible salaried employees. Participants are allowed to contribute, on a pretax or after-tax basis, up to the lesser of twenty percent of their annual compensation or the maximum dollar amount allowed under the Internal Revenue Code. The Company matches one hundred percent of all contributions up to six percent of eligible employee contributions. Such participant contributions may be invested in a variety of investment funds or a Company common stock fund and may be exchanged between investments as directed by the participant. Participants are permitted to diversify both future and prior Company matching contributions previously allocated to the Company common stock fund into a variety of investment funds.
The Company made contributions to the ESOP on behalf of participating employees, representing amounts authorized by employees to be withheld from their earnings, of $170,326, $138,731 and $127,697 in 2018, 2017 and 2016, respectively. The Company’s matching contributions to the ESOP charged to operations were $104,715, $90,682 and $85,525 for 2018, 2017 and 2016, respectively.
At December 31, 2018, there were 9,353,926 shares of the Company’s common stock being held by the ESOP, representing 10.0 percent of the total number of voting shares outstanding. Shares of Company common stock credited to each member’s account under the ESOP are voted by the trustee under instructions from each individual plan member. Shares for which no instructions are received are voted by the trustee in the same proportion as those for which instructions are received.

NOTE 13 – STOCK-BASED COMPENSATION
The 2006 Employee Plan authorizes the Board of Directors, or a committee of the Board of Directors, to issue or transfer up to an aggregate of 23,700,000 shares of common stock, plus any shares relating to awards that expire, are forfeited or canceled. The Company issues new shares upon exercise of option rights and vesting of restricted stock units (RSUs). The Employee Plan permits the granting of option rights, appreciation rights, restricted stock, RSUs, performance shares and performance units to eligible employees. At December 31, 2018, no appreciation rights, performance shares or performance units had been granted under the 2006 Employee Plan.
The 2006 Stock Plan for Nonemployee Directors (Nonemployee Director Plan) authorizes the Board of Directors, or a committee of the Board of Directors, to issue or transfer up to an aggregate of 200,000 shares of common stock, plus any shares relating to awards that expire, are forfeited or are canceled. The Nonemployee Director Plan permits the granting of option rights, appreciation rights, restricted stock and RSUs to members of the Board of Directors who are not employees of the Company. At December 31, 2018, no option rights or appreciation rights had been granted under the Nonemployee Director Plan.
In connection with the Acquisition (see Note 4), the Company assumed certain outstanding RSUs of Valspar granted under the Amended and Restated 2015 Omnibus Equity Plan. Upon close of the Acquisition, the Valspar RSUs were converted into RSUs relating to common stock of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

The cost of the Company’s stock-based compensation is recorded in accordance with the Stock Compensation Topic of the ASC. At December 31, 2018, the Company had total unrecognized stock-based compensation expense of $130,748 that is expected to be recognized over a weighted-average period of 1.06 years. Stock-based compensation expense during 2018, 2017 and 2016 was $82,588, $90,292 and $72,109, respectively. The related tax benefit was $20,461, $34,343 and $27,442 during 2018, 2017 and 2016, respectively. Subsequent to the adoption of ASU No. 2016-09 in 2016, excess tax benefits from share-based payments are recognized in the income tax provision rather than in other capital when exercised. For the years ended December 31, 2018, 2017 and 2016, the Company's tax benefit from options exercised reduced the income tax provision by $43,371, $86,540, and $44,233 respectively.
Option rights. The fair value of the Company’s option rights was estimated at the date of grant using a Black-Scholes-Merton option-pricing model with the following weighted-average assumptions for all options granted:

	2018	2017	2016
Risk-free interest rate	2.99%	1.97%	1.24%
Expected life of option rights	5.05 years	5.05 years	5.05 years
Expected dividend yield of stock	.89%	.85%	1.06%
Expected volatility of stock	.211	.213	.212
The risk-free interest rate is based upon the U.S. Treasury yield curve at the time of grant. The expected life of option rights was calculated using a scenario analysis model. Historical data was used to aggregate the holding period from actual exercises, post-vesting cancellations and hypothetical assumed exercises on all outstanding option rights. The expected dividend yield of stock is the Company’s best estimate of the expected future dividend yield. Expected volatility of stock was calculated using historical and implied volatilities. The Company applied an estimated forfeiture rate of 2.00 percent to the 2018 grants. This rate was calculated based upon historical activity and is an estimate of granted shares not expected to vest. If actual forfeitures differ from the expected rate, the Company may be required to make additional adjustments to compensation expense in future periods.
Grants of option rights for non-qualified and incentive stock options have been awarded to certain officers and key employees under the 2006 Employee Plan and the 2003 Stock Plan. The option rights generally become exercisable to the extent of one-third of the optioned shares for each full year following the date of grant and generally expire ten years after the date of grant. Unrecognized compensation expense with respect to option rights granted to eligible employees amounted to $61,050 at December 31, 2018. The unrecognized compensation expense is being amortized on a straight-line basis over the three-year vesting period and is expected to be recognized over a weighted-average period of 1.10 years.
The weighted-average per share grant date fair value of options granted during 2018, 2017 and 2016 was $90.86, $77.14 and $49.36, respectively. The total intrinsic value of option rights exercised during 2018, 2017, and 2016 was $190,227, $255,482 and $129,230, respectively. The total fair value of options vested during 2018, 2017 and 2016 was $38,580, $31,292 and $32,476, respectively. There were no outstanding option rights for nonemployee directors at December 31, 2018, 2017 and 2016.

A summary of the Company’s non-qualified and incentive stock option right activity is shown in the following table:

	2018			2017			2016
	Optioned Shares	Weighted- Average Exercise Price Per Share	Aggregate Intrinsic Value	Optioned Shares	Weighted- Average Exercise Price Per Share	Aggregate Intrinsic Value	Optioned Shares	Weighted- Average Exercise Price Per Share	Aggregate Intrinsic Value
Outstanding beginning of year	4,646,313	$204.33		5,163,709	$163.61		5,219,506	$141.58
Granted	565,336	410.00		689,506	377.84		712,967	271.46
Exercised	(662,218)	137.03		(1,154,698)	123.16		(733,876)	108.81
Forfeited	(60,288)	327.08		(49,977)	267.02		(26,653)	232.83
Expired	(3,894)	238.26		(2,227)	236.97		(8,235)	176.28
Outstanding end of year	4,485,249	$238.53	$704,160	4,646,313	$204.33	$955,810	5,163,709	$163.61	$545,531
Exercisable at end of year	3,274,780	$188.48	$671,269	3,288,237	$156.43	$833,938	3,783,755	$130.59	$522,921

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

The weighted-average remaining term for options outstanding at the end of 2018, 2017 and 2016 was 6.09, 6.28 and 6.25 years, respectively. The weighted-average remaining term for options exercisable at the end of 2018, 2017 and 2016 was 5.01, 5.11 and 5.20 years, respectively. Shares reserved for future grants of option rights, restricted stock and RSUs were 5,135,822, 6,041,092 and 2,557,106 at December 31, 2018, 2017 and 2016, respectively.
RSUs. Grants of RSUs, which generally require three years of continuous employment from the date of grant before vesting and receiving the stock without restriction, have been awarded to certain officers and key employees under the 2006 Employee Plan. The February 2018, 2017 and 2016 grants consisted of performance-based awards that vest at the end of a three-year period based on the Company’s achievement of specified financial goals relating to earnings per share and return on net assets employed. The February 2015 grant consisted of a combination of performance-based awards and time-based awards. The performance based awards vest at the end of a three-year period based on the Company’s achievement of specified financial goals relating to earnings per share. The time-based awards generally vest at the end of a three-year period based on continuous employment.
Unrecognized compensation expense with respect to grants of RSUs to eligible employees amounted to $68,103 at December 31, 2018 and is being amortized on a straight-line basis over the vesting period and is expected to be recognized over a weighted-average period of 0.91 years.
Grants of RSUs have been awarded to nonemployee directors under the Nonemployee Director Plan. These grants generally vest and stock is received without restriction to the extent of one-third of the RSUs for each year following the date of grant. Unrecognized compensation expense with respect to grants of RSUs to nonemployee directors amounted to $1,595 at December 31, 2018 and is being amortized on a straight-line basis over the three-year vesting period and is expected to be recognized over a weighted-average period of 0.88 years.
A summary of the Company’s RSU activity for the years ended December 31 is shown in the following table:

	2018	2017	2016
Outstanding at beginning of year	335,796	397,326	467,744
Granted	116,636	112,647	99,662
Exchanged Valspar awards (net of forfeitures)		51,009
Vested	(150,576)	(215,433)	(166,405)
Forfeited	(11,454)	(9,753)	(3,675)
Outstanding at end of year	290,402	335,796	397,326
The weighted-average per share fair value of RSUs granted during 2018, 2017 and 2016 was $404.08, $313.88 and $257.99, respectively.

NOTE 14 – OTHER
Other general expense - net. Included in Other general expense - net were the following:

	2018	2017	2016
Provisions for environmental matters - net	$176,297	$15,443	$42,932
Loss (gain) on sale or disposition of assets	12,825	5,422	(30,564)
Total	$189,122	$20,865	$12,368
Provisions for environmental matters–net represent initial provisions for site-specific estimated costs of environmental investigation or remediation and increases or decreases to environmental-related accruals as information becomes available upon which more accurate costs can be reasonably estimated and as additional accounting guidelines are issued. Environmental-related accruals are not recorded net of insurance proceeds in accordance with the Offsetting Subtopic of the Balance Sheet Topic of the ASC. During 2018, the Company reached a series of agreements on remediation plans at one of the Company's four major sites, resulting in a significant increase to provisions for environmental matters–net for 2018. See Note 9 for further details on the Company’s environmental-related activities.
The loss (gain) on sale or disposition of assets represents the net realized loss (gain) associated with the sale or disposal of property, plant and equipment and intangible assets previously used in the conduct of the primary business of the Company. The 2016 gain primarily relates to the sale of a closed domestic facility.
Other expense (income) - net. Included in Other expense (income) - net were the following:

	2018	2017	2016
Dividend and royalty income	$(4,276)	$(7,648)	$(4,573)
Net expense from financing activities	9,658	9,843	8,667
Foreign currency transaction related losses	7,532	450	7,335
Domestic pension plan settlement expense	37,648
Miscellaneous pension income	(10,761)	(15,728)	(7,236)
Other income	(32,219)	(32,570)	(25,279)
Other expense	12,535	12,951	9,263
Total	$20,117	$(32,702)	$(11,823)
The Net expense from financing activities includes the net expense relating to changes in the Company’s financing fees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Foreign currency transaction related losses represent net realized losses on U.S. dollar-denominated liabilities of foreign subsidiaries and net realized and unrealized losses from foreign currency option and forward contracts. There were no material foreign currency option and forward contracts outstanding at December 31, 2018, 2017 and 2016.
See Note 7 for information on the Domestic pension plan settlement expense and Miscellaneous pension income. See Note 1 for information on the adoption of ASU No. 2017-07.
Other income and Other expense included items of revenue, gains, expenses and losses that were unrelated to the primary business purpose of the Company. There were no items within Other income or Other expense that were individually significant at December 31, 2018, 2017 and 2016.
NOTE 15 – INCOME TAXES
On December 22, 2017, the Tax Cuts and Jobs Act (Tax Act) was enacted. The Tax Act significantly revised the U.S. corporate income tax system by, among other things, lowering corporate income tax rates from 35% to 21%, implementing a territorial tax system and imposing a repatriation tax on deemed repatriated earnings of foreign subsidiaries. Staff Accounting Bulletin (SAB) No. 118 provided a measurement period that should not extend beyond one year from the enactment date for companies to complete the accounting under the Tax Act.
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
As a result of the Inventory Accounting Change (see Note 1), Cost of goods sold was increased for the year ended December 31, 2017 while income tax provision was reduced by $14,595, including a reversal of $7,853 income tax benefit related to the remeasurement of U.S. deferred tax liabilities in 2017 for the Tax Act. Related amounts in this Income Tax Note have been revised due to the impact of the Inventory Accounting Change for the year ended December 31, 2017.
During the second quarter of 2018, the Company made purchase accounting adjustments related to the Acquisition which resulted in the reversal of $27,455 of income tax benefits related to the remeasurement of U.S. deferred tax liabilities. No other material adjustments were made under SAB No. 118 for the 2018 tax year. The Company completed its analysis of the Tax Act in the fourth quarter of 2018 and the accounting under the Tax Act has been finalized.
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using the enacted tax rates and laws that are currently in effect. Significant components of the

Company’s deferred tax assets and liabilities as of December 31, 2018, 2017 and 2016 were as follows:

	2018	2017	2016
Deferred tax assets:
Exit costs, environ-mental and other similar items	$84,517	$50,193	$74,535
Employee related and benefit items	96,963	104,098	166,313
Other items	161,578	113,184	148,910
Total deferred tax assets	343,058	267,475	389,758

Deferred tax liabilities:
Depreciation and amortization	1,303,620	1,506,650	254,430
LIFO inventories	64,502	66,580	83,659
Other items	29,464	49,670	59,746
Total deferred tax liabilities	1,397,586	1,622,900	397,835

Net deferred tax liabilities	$1,054,528	$1,355,425	$8,077
As of December 31, 2018, the Company’s net deferred income tax liability relates primarily to deferred tax liabilities recorded for intangible assets acquired through the Acquisition.
Netted against the Company’s other deferred tax assets were valuation allowances of $73,543, $44,101 and $17,292 at December 31, 2018, 2017 and 2016, respectively. The increase in the valuation allowance in 2018 is primarily due to net operating losses of certain foreign subsidiaries, as well as foreign tax credit carryforwards due to uncertainty of their realization. The Company has $23,210 of domestic net operating loss carryforwards acquired through acquisitions that have expiration dates through the tax year 2037, foreign tax credits of $18,781 that expire in calendar years 2027 through 2028 and foreign net operating losses of $340,007. The foreign net operating losses are related to various jurisdictions that provide for both indefinite carryforward periods and others with carryforward periods that range from the tax years 2018 to 2038.
Significant components of the provisions for income taxes were as follows:

	2018	2017	2016
Current:
Federal	$288,755	$269,330	$438,244
Foreign	53,155	53,442	31,125
State and local	52,372	39,320	61,402
Total current	394,282	362,092	530,771
Deferred:
Federal	(102,149)	(486,669)	(56,891)
Foreign	(35,276)	(42,292)	(2,121)
State and local	(5,953)	(91,769)	(9,229)
Total deferred	(143,378)	(620,730)	(68,241)
Total provisions (credits) for income taxes	$250,904	$(258,638)	$462,530

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

Under provisions of the Tax Act, the Company received an income tax benefit in 2018 of $8,590 related to foreign derived intangible income and incurred a $5,515 income tax expense related to Global Intangible Low Taxed Income (GILTI). The Company has made an accounting policy election to record GILTI as a period cost.
Significant components of income before income taxes as used for income tax purposes, were as follows:

	2018	2017	2016
Domestic	$1,309,279	$1,415,572	$1,504,990
Foreign	50,371	53,738	90,243
	$1,359,650	$1,469,310	$1,595,233
A reconciliation of the statutory federal income tax rate to the effective tax rate follows:

	2018	2017	2016
Statutory federal income tax rate	21.0%	35.0%	35.0%
Effect of:
State and local income taxes	3.2	2.1	2.3
Investment vehicles	(1.2)	(1.4)	(1.5)
Domestic production activities		(3.1)	(2.9)
Employee share-based payments	(3.2)	(5.9)	(2.8)
Research and development credits	(1.3)	(.9)	(.2)
Amended returns and refunds	(1.6)	(.9)
Other - net	(.3)	(.4)	(.9)
Subtotal	16.6%	24.5%	29.0%
Effect of:
Tax Act	1.9	(40.8)
Subsidiary mergers		(4.2)
Reported effective tax rate	18.5%	(20.5)%	29.0%
Excluding the tax benefit recorded in the 2017 tax year for the enactment of the Tax Act, the 2018 effective tax rate was significantly lower than the 2017 effective tax rate. The decrease in the effective tax rate was primarily due to the overall impact of the Tax Act in 2018 and the favorable tax benefits from the reduction in the corporate domestic income tax rate from 35% to 21%. The Company received tax benefits in 2018 from filing amended U.S. income tax returns and favorable adjustments to the 2017 U.S. income tax return filed in 2018. Due to the reduction in the federal benefit related to the deduction of state and local income taxes, the impact of state and local income taxes increased in 2018 compared to 2017. The tax benefit related to employee share based payments decreased in 2018 compared to 2017 due to a decrease in the excess tax benefit related to Company stock options exercised by current and former employees of the Company and a reduction in the benefit of the deduction for U.S. income tax purposes from 35% to 21%. The Tax Act eliminated the favorable deduction for domestic production activities.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. The IRS is currently auditing the Company’s 2014 and 2015 income tax returns. There has been no significant adjustments proposed by the IRS at this point in the audits. The IRS and the Joint Committee of Taxation have approved refund claims for the 2010, 2011 and 2012 tax years. The Company will receive approximately $5,000 of tax and interest related to the refund claims. In addition, the IRS concluded the refund claim audit for the 2014 tax year of the Company’s Valspar subsidiary and has approved refunds of $5,426 and submitted them to the Joint Committee of Taxation for approval. As of December 31, 2018, the federal statute of limitations has not expired for the 2013, 2014, 2015, 2016 and 2017 tax years.
As of December 31, 2018, the Company is subject to non-U.S. income tax examinations for the tax years of 2013 through 2017. In addition, the Company is subject to state and local income tax examinations for the tax years 1998 through 2018.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2018	2017	2016
Balance at beginning of year	$59,001	$32,805	$33,873
Additions from the Acquisition	12,396	18,928
Additions based on tax positions related to the current year	12,890	6,780	5,674
Additions for tax positions of prior years	10,968	4,033	3,890
Reductions for tax positions of prior years	(1,993)	(1,168)	(5,901)
Settlements	(1,380)	(368)	(3,763)
Lapses of statutes of limitations	(2,393)	(2,009)	(968)
Balance at end of year	$89,489	$59,001	$32,805
An additional $12,396 in unrecognized tax benefits were recorded in 2018 related to the Acquisition. Other increases in the balance of unrecognized tax benefits at December 31, 2018 were related to a number of positions taken on current and amended income tax returns filed in the U.S. federal, and various state and foreign jurisdictions. At December 31, 2018, 2017 and 2016, the Company had unrecognized tax benefits of $82,960, $49,520, $27,686, respectively, the recognition of which would have an effect on the effective tax rate.
Included in the balance of unrecognized tax benefits at December 31, 2018 is $14,509 related to tax positions for which it is reasonably possible that the total amounts could significantly change during the next twelve months. This amount represents a decrease in unrecognized tax benefits comprised primarily of items related to federal audits of partnership investments and expiring statutes in federal, foreign and state jurisdictions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

The Company classifies all income tax related interest and penalties as income tax expense. During the year ended December 31, 2018, there was an increase in income tax interest and penalties of $4,899. There was a decrease in income tax interest and penalties of $790 and an increase of $1,410 for the years ended December 31, 2017 and 2016, respectively. At December 31, 2018, 2017 and 2016, the Company has separately accrued $24,757, $14,592 and $9,275, respectively, for the potential payment of interest and penalties.
NOTE 16 – NET INCOME PER SHARE

	2018	2017	2016
Basic
Average shares outstanding	92,992,457	92,908,638	91,838,603
Net income
Continuing operations (1)	$1,108,746	$1,769,488	$1,132,703
Discontinued operations		(41,540)
Net income (1)	$1,108,746	$1,727,948	$1,132,703
Basic net income per share
Continuing operations (1)	$11.92	$19.04	$12.33
Discontinued operations		(.44)
Net income per share (1)	$11.92	$18.60	$12.33

Diluted
Average shares outstanding	92,992,457	92,908,638	91,838,603
Stock options and other contingently issuable shares (2)	1,938,586	1,931,157	2,089,921
Non-vested restricted stock grants	57,027	87,418	559,562
Average shares outstanding assuming dilution	94,988,070	94,927,213	94,488,086

Net income
Continuing operations (1)	$1,108,746	$1,769,488	$1,132,703
Discontinued operations		(41,540)
Net income (1)	$1,108,746	$1,727,948	$1,132,703

Diluted net income per share
Continuing operations (1)	$11.67	$18.64	$11.99
Discontinued operations		(.44)
Net income per share (1)	$11.67	$18.20	$11.99

(1)	The year ended December 31, 2017 has been adjusted for an inventory accounting change. See Note 1.

(2)	Stock options and other contingently issuable shares excludes 28,321, 638,795 and 62,935 shares at December 31, 2018, 2017 and 2016, respectively, due to their anti-dilutive effect.
Basic and diluted net income per share are calculated using the treasury stock method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

NOTE 17 – SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

	2018
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$3,965,006	$4,773,796	$4,731,470	$4,064,221	$17,534,493
Gross profit	1,686,847	2,038,628	2,010,404	1,682,683	7,418,562
Net income	250,127	403,604	354,027	100,988	1,108,746
Net income per share - basic	2.68	4.34	3.80	1.09	11.92
Net income per share - diluted	2.62	4.25	3.72	1.07	11.67

	2017
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$2,761,387	$3,735,817	$4,507,020	$3,979,564	$14,983,788
Gross profit	1,343,053	1,734,617	1,901,827	1,739,303	6,718,800
Net income	239,152	319,111	316,606	853,079	1,727,948
Net income per share - basic	2.58	3.44	3.40	9.14	18.60
Net income per share - diluted	2.53	3.36	3.33	8.92	18.20

Net income for the fourth quarter of 2018 included increased provisions for environmental matters of $135,904 related to one of the Company's four major sites and pension plan settlement expense of $37,648 resulting from the election of lump sum cash payouts to defined benefit plan participants. See Note 14 for information on the provision for environmental matters and Note 7 for information on the pension plan settlement expense. Net income in the fourth quarter of 2017 included a tax benefit of $668,779 related to Deferred income tax reductions.
The effect of retrospectively applying the Inventory Accounting Change (see Note 1) was recorded in the fourth quarter of 2017. The impact of the change was not material to any other period presented. Therefore the results for the second and third quarter of 2017 and the first, second and third quarter of 2018 have not been retrospectively adjusted.

NOTE 18 – OPERATING LEASES
The Company leases certain stores, warehouses, manufacturing facilities, office space and equipment. Renewal options are available on the majority of leases and, under certain conditions, options exist to purchase certain properties. Rental expense for operating leases, recognized on a straight-line basis over the lease term in accordance with the Leases Topic of the ASC was $552,658, $464,616 and $417,549 for 2018, 2017 and 2016, respectively. Certain store leases require the payment of contingent rentals based on sales in excess of specified minimums. Contingent rentals included in rent expense were $68,180, $63,300 and $58,865 in 2018, 2017 and 2016, respectively. Rental income, as lessor, from real estate leasing activities and sublease rental income for all years presented was not significant. The following schedule summarizes the future minimum lease payments under noncancellable operating leases having initial or remaining terms in excess of one year at December 31, 2018:

2019	$412,211
2020	369,570
2021	306,994
2022	245,437
2023	179,892
Later years	392,423
Total minimum lease payments	$1,906,527

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

During 2018, the Company completed transactions to sell and subsequently leaseback certain real estate properties and received proceeds totaling $225,345. The transactions were accounted for as financing transactions primarily due to the Company's continuing involvement resulting from the length of the lease term in comparison to the remaining economic life of the real estate properties. The financing transactions have related future obligations of $225,914 at December 31, 2018.
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
The Americas Group consisted of 4,696 company-operated specialty paint stores in the United States, Canada, Latin America and the Caribbean region at December 31, 2018. Each store in this segment is engaged in servicing the needs of architectural and industrial paint contractors and do-it-yourself homeowners. The Americas Group company-owned stores market and sell Sherwin-Williams® and other controlled brand architectural paint and coatings, protective and marine products, OEM product finishes and related products. The majority of these products are produced by manufacturing facilities in the Consumer Brands Group. In addition, each store sells select purchased associated products. The Americas Group sells a variety of architectural paints, coatings and related products through dedicated dealers, home centers, distributors, hardware stores and other retailers throughout Latin America. The

Americas Group meets regional customer demands through developing, licensing, manufacturing, distributing and selling a variety of architectural paints, coatings and related products in North and South America. The loss of any single customer would not have a material adverse effect on the business of this segment. At December 31, 2018, The Americas Group consisted of operations from subsidiaries in 10 foreign countries. During 2018, this segment opened 76 net new stores, consisting of 91 new stores opened (74 in the United States, 16 in Canada, and 1 in South America) and 15 stores closed (1 in the United States, 2 in Canada, 11 in South America and 1 in Mexico). In 2017 and 2016, this segment opened 101 and 142 net new stores, respectively. A map on the cover flap of this report shows the number of paint stores and their geographic location. The CODM uses discrete financial information about The Americas Group, supplemented with information by geographic region, product type and customer type, to assess performance of and allocate resources to The Americas Group as a whole. In accordance with ASC 280-10-50-9, The Americas Group as a whole is considered the operating segment, and because it meets the criteria in ASC 280-10-50-10, it is also considered a Reportable Segment.
The Consumer Brands Group supplies a broad portfolio of branded and private-label architectural paints, stains, varnishes, industrial products, wood finishes products, wood preservatives, applicators, corrosion inhibitors, aerosols, caulks and adhesives to retailers and distributors throughout North America, as well as in Australia, New Zealand, China and Europe. The Consumer Brands Group also supports the Company's other businesses around the world with new product research and development, manufacturing, distribution and logistics. Approximately 55.82% of the total sales of the Consumer Brands Group in 2018 were intersegment transfers of products primarily sold through The Americas Group. At December 31, 2018, the Consumer Brands Group consisted of operations in the United States and subsidiaries in 6 foreign countries. Sales and marketing of certain controlled brand and private labeled products is performed by a direct sales staff. The products distributed through third-party customers are intended for resale to the ultimate end-user of the product. The Consumer Brands Group had sales to certain customers that, individually, may be a significant portion of the sales of the segment. However, the loss of any single customer would not have a material adverse effect on the overall profitability of the segment. This segment incurred most of the Company’s capital expenditures related to ongoing environmental compliance measures at sites currently in operation. The CODM uses discrete financial information about the Consumer Brands Group, supplemented with information by product type and customer type, to assess performance of and allocate resources to the Consumer Brands Group as a whole. In accordance with ASC 280-10-50-9, the Consumer Brands Group as a whole is considered the operating segment, and because it meets the criteria in ASC 280-10-50-10, it is also considered a Reportable Segment.
The Performance Coatings Group develops and sells industrial coatings for wood finishing and general industrial (metal and plastic) applications, automotive refinish, protective and marine coatings, coil coatings, packaging coatings and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

performance-based resins and colorants worldwide. This segment licenses certain technology and trade names worldwide. Sherwin-Williams® and other controlled brand products are distributed through The Americas Group and this segment’s 282 company-operated branches and by a direct sales staff and outside sales representatives to retailers, dealers, jobbers, licensees and other third-party distributors. The Performance Coatings Group had sales to certain customers that, individually, may be a significant portion of the sales of the segment. However, the loss of any single customer would not have a material adverse effect on the overall profitability of the segment. During 2018, this segment opened 3 new branches and closed 11 branches for a net decrease of 8 branches. At December 31, 2018, the Performance Coatings Group consisted of operations in the United States and subsidiaries in 45 foreign countries. The CODM uses discrete financial information about the Performance Coatings Group reportable segment, supplemented with information about geographic divisions, business units and subsidiaries, to assess performance of and allocate resources to the Performance Coatings Group as a whole. In accordance with ASC 280-10-50-9, the Performance Coatings Group as a whole is considered the operating segment, and because it meets the criteria in ASC 280-10-50-10, it is also considered a Reportable Segment. A map on the cover flap of this report shows the number of branches and their geographic locations.
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

Net external sales of all consolidated foreign subsidiaries were $4,027,775, $2,959,785 and $1,722,246 for 2018, 2017 and 2016, respectively.
Long-lived assets consisted of Property, plant and equipment, Goodwill, Intangible assets, Deferred pension assets and Other assets. The aggregate total of long-lived assets for the Company was $14,789,793, $15,492,586 and, $3,125,222 at December 31, 2018, 2017 and 2016, respectively. Long-lived assets of consolidated foreign subsidiaries totaled $3,289,794, $3,691,035 and $477,889 at December 31, 2018, 2017 and 2016, respectively.
Total Assets of the Company were $19,134,279, $19,899,517 and $6,752,521 at December 31, 2018, 2017 and 2016, respectively. Total assets of consolidated foreign subsidiaries were $4,809,356, $5,253,995 and $1,233,666, which represented 25.1 percent, 26.4 percent and 18.3 percent of the Company’s total assets at December 31, 2018, 2017 and 2016, respectively.
No single geographic area outside the United States was significant relative to consolidated net external sales or consolidated long-lived assets. Export sales and sales to any individual customer were each less than 10 percent of consolidated sales to unaffiliated customers during all years presented.
In the reportable segment financial information that follows, Segment profit was total net sales and intersegment transfers less operating costs and expenses. Identifiable assets were those directly identified with each reportable segment. The Administrative segment assets consisted primarily of cash and cash equivalents, investments, deferred pension assets and headquarters property, plant and equipment. The margin for each reportable segment was based upon total net sales and intersegment transfers. Domestic intersegment transfers were primarily accounted for at the approximate fully absorbed manufactured cost, based on normal capacity volumes, plus customary distribution costs for paint products. Non-paint domestic and all international intersegment transfers were accounted for at values comparable to normal unaffiliated customer sales. All intersegment transfers are eliminated within the Administrative segment. Certain amounts in the following table for 2017 have been adjusted to reflect the Inventory Accounting Change (see Note 1).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars unless otherwise indicated)

(millions of dollars)

	2018
	The Americas Group	Consumer Brands Group	Performance Coatings Group	Administrative	Consolidated Totals
Net external sales	$9,625	$2,739	$5,166	$4	$17,534
Intersegment transfers	1	3,460	22	(3,483)
Total net sales and intersegment transfers	$9,626	$6,199	$5,188	$(3,479)	$17,534
Segment profit	$1,898	$261	$452		$2,611
Interest expense				$(367)	(367)
Administrative expenses and other				(884)	(884)
Income from continuing operations before income taxes	$1,898	$261	$452	$(1,251)	$1,360
Reportable segment margins	19.7%	4.2%	8.7%
Identifiable assets	$4,071	$5,385	$8,535	$1,143	$19,134
Capital expenditures	70	96	61	24	251
Depreciation	72	89	78	39	278
Amortization	5	97	211	5	318

	2017
	The Americas Group	Consumer Brands Group	Performance Coatings Group	Administrative	Consolidated Totals
Net external sales	$9,117	$2,155	$3,706	$6	$14,984
Intersegment transfers	6	3,162	22	(3,190)
Total net sales and intersegment transfers	$9,123	$5,317	$3,728	$(3,184)	$14,984
Segment profit	$1,769	$203	$263		$2,235
Interest expense				$(263)	(263)
Administrative expenses and other				(503)	(503)
Income from continuing operations before income taxes	$1,769	$203	$263	$(766)	$1,469
Reportable segment margins	19.4%	3.8%	7.1%
Identifiable assets	$4,359	$5,816	$8,265	$1,460	$19,900
Capital expenditures	69	95	37	22	223
Depreciation	75	92	69	49	285
Amortization	4	61	135	7	207

	2016
	The Americas Group	Consumer Brands Group	Performance Coatings Group	Administrative	Consolidated Totals
Net external sales	$8,377	$1,528	$1,946	$5	$11,856
Intersegment transfers	39	2,775	15	(2,829)
Total net sales and intersegment transfers	$8,416	$4,303	$1,961	$(2,824)	$11,856
Segment profit	$1,606	$301	$257		$2,164
Interest expense				$(154)	(154)
Administrative expenses and other				(415)	(415)
Income from continuing operations before income taxes	$1,606	$301	$257	$(569)	$1,595
Reportable segment margins	19.1%	7.0%	13.1%
Identifiable assets	$2,148	$2,005	$818	$1,782	$6,753
Capital expenditures	100	99	19	21	239
Depreciation	76	47	20	29	172
Amortization	4	5	9	7	25

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
Readers are cautioned not to place undue reliance on any forward-looking statements. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside our control, that could cause actual results to differ materially from such statements and from our historical results and experience. These risks, uncertainties and other factors include such things as: (a) general business conditions, strengths of retail and manufacturing economies and growth in the coatings industry; (b) changes in general domestic economic conditions such as inflation rates, interest rates, tax rates, unemployment rates, higher labor and healthcare costs, recessions, and changing government policies, laws and regulations; (c) changes in raw material and energy supplies and pricing; (d) changes in our relationships with customers and suppliers; (e) our ability to successfully integrate past and future acquisitions into our existing operations, including Valspar, as well as the performance of the businesses acquired; (f) risks inherent in the achievement of additional anticipated cost synergies resulting from the Acquisition and the timing thereof; (g) competitive factors, including pricing pressures and product innovation and quality; (h) our ability to attain cost savings from productivity initiatives; (i) risks and uncertainties associated with our expansion into and our operations in Asia, Europe, South America and other foreign markets, including general economic conditions, inflation rates, recessions, foreign currency exchange rates, foreign investment and repatriation restrictions, legal and regulatory constraints, civil unrest and other external economic and political factors; (j) the achievement of growth in foreign markets, such as Asia, Europe and South America; (k) increasingly stringent domestic and foreign governmental regulations, including those affecting health, safety and the environment; (l) inherent uncertainties involved in assessing our potential liability for environmental-related activities; (m) other changes in governmental policies, laws and regulations, including changes in tariff policies, as well as changes in accounting policies and standards and taxation requirements (such as new tax laws and new or revised tax law interpretations); (n) the nature, cost, quantity and outcome of pending and future litigation and other claims, including the lead pigment and lead-based paint litigation, and the effect of any legislation and administrative regulations relating thereto; and (o) adverse weather conditions and natural disasters.
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

SHAREHOLDER INFORMATION

Annual Meeting
The annual meeting of shareholders
will be held in the Landmark
Conference Center, 927 Midland
Building, 101 W. Prospect Avenue,
Cleveland, Ohio on Wednesday,
April 17, 2019 at 9:00 A.M.,
local time.

Headquarters
101 W. Prospect Avenue
Cleveland, Ohio 44115-1075
(216) 566-2000
www.sherwin.com

Investor Relations
Robert J. Wells
Senior Vice President - Corporate
Communications and Public Affairs
The Sherwin-Williams Company
101 W. Prospect Avenue
Cleveland, Ohio 44115-1075

Independent Registered
Public Accounting Firm
Ernst & Young LLP
Cleveland, Ohio

Stock Trading
Sherwin-Williams Common Stock—
Symbol, SHW—is traded on the
New York Stock Exchange.

Dividend Reinvestment Program
A dividend reinvestment program is
available to shareholders of common
stock. For information, contact
Equiniti Trust Company.

Form 10-K
The Company’s Annual Report on
Form 10-K, filed with the Securities
and Exchange Commission, is
available without charge. To obtain
a copy, contact Investor Relations.

Transfer Agent & Registrar
Our transfer agent, EQ Shareowner Services, maintains the records for our registered shareholders and can help with a wide variety of shareholder related services, including the direct deposit of dividends and online access to your account. Contact:
EQ Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874
www.shareowneronline.com
1-800-468-9716 Toll-free
651-450-4064 outside the United States

COMMON STOCK TRADING STATISTICS

	2018	2017	2016	2015	2014
High	$477.98	$414.34	$312.10	$292.44	$266.25
Low	365.24	274.54	239.35	218.94	174.29
Close December 31	393.46	410.04	268.74	259.60	263.04
Shareholders of record	6,244	6,488	6,787	6,996	7,250
Shares traded (thousands)	180,900	154,970	212,100	195,560	152,913

QUARTERLY STOCK PRICES AND DIVIDENDS

2018				2017
Quarter	High	Low	Dividend	Quarter	High	Low	Dividend
1st	$432.84	$385.25	$.860	1st	$315.36	$274.54	$.850
2nd	407.57	367.66	.860	2nd	361.03	308.35	.850
3rd	477.98	406.76	.860	3rd	359.72	328.97	.850
4th	457.00	365.24	.860	4th	414.34	359.43	.850

CORPORATE OFFICERS AND
OPERATING MANAGEMENT

Corporate Officers	Operating Management

John G. Morikis, 55*	Joel D. Baxter, 58*	Robert F. Lynch, 58
Chairman, President and	President & General Manager	President & General Manager
Chief Executive Officer	Global Supply Chain Division	Retail - North America
	Consumer Brands Group	Consumer Brands Group
Allen J. Mistysyn, 50*
Senior Vice President - Finance	Justin T. Binns, 43	Mark A. Provenson, 45
and Chief Financial Officer	President & General Manager	President & General Manager
	Automotive Finishes Division	Eastern Division
Jane M. Cronin, 51*	Performance Coatings Group	The Americas Group
Senior Vice President -
Corporate Controller	Lee B. Diamond, 49	Jonathan N. Reid, 47
	President & General Manager	President & General Manager
Mary L. Garceau, 46*	Canada Division	South Western Division
Senior Vice President, General	The Americas Group	The Americas Group
Counsel and Secretary
	Aaron M. Erter, 45*	David B. Sewell, 50*
Thomas P. Gilligan, 58*	President	President
Senior Vice President -	Consumer Brands Group	Performance Coatings Group
Human Resources
	Peter J. Ippolito, 54*	Samuel W. Shoemaker, 57
Robert J. Wells, 61*	President	President & General Manager
Senior Vice President - Corporate	The Americas Group	Global Packaging, Coil, and Coatings
Communications and Public Affairs		Resins & Colorants Division
	Bruce G. Irussi, 58	Performance Coatings Group
Lawrence J. Boron, 60	President & General Manager
Vice President - Taxes and	General Industrial Coatings Division	Todd A. Stephenson, 49
Assistant Secretary	Performance Coatings Group	President & General Manager
Mid Western Division
John D. Hullibarger, 38	Karl J. Jorgenrud, 42	The Americas Group
Vice President - Corporate Audit	President & General Manager
and Loss Prevention	Protective & Marine Division	Todd V. Wipf, 54
	Performance Coatings Group	President & General Manager
Jeffrey J. Miklich, 44		Southeastern Division
Vice President and Treasurer	Dennis H. Karnstein, 52	The Americas Group
President & General Manager
Stephen J. Perisutti, 56	Industrial Wood Coatings Division
Vice President, Deputy General	Performance Coatings Group
Counsel and Assistant Secretary

Bryan J. Young, 43
Vice President - Corporate
Strategy & Development

* Executive Officer as defined by the Securities Exchange Act of 1934

Board of Directors

1. *Christine A. Poon, 66***
Executive in Residence
The Max M. Fisher College of Business
The Ohio State University
Retired, former Vice Chairman
Johnson & Johnson

2. *Steven H. Wunning, 67*
Retired, former Group President
Caterpillar Inc.

3. *Arthur F. Anton, 61***
Chairman and Chief Executive Officer
Swagelok Company

4. *Matthew Thornton III, 60***
Executive Vice President and
Chief Operating Officer
FedEx Freight
FedEx Corporation

5. *John G. Morikis, 55*
Chairman, President and
Chief Executive Officer
The Sherwin-Williams Company

6. *Richard J. Kramer, 55***
Chairman of the Board,
Chief Executive Officer and President
The Goodyear Tire & Rubber Company

7. *John M. Stropki, 68*
Retired, former Chairman, President
and Chief Executive Officer
Lincoln Electric Holdings, Inc.

8. *David F. Hodnik, 71*
Retired, former President and
Chief Executive Officer
Ace Hardware Corporation

9. *Susan J. Kropf, 70*
Retired, former President and
Chief Operating Officer
Avon Products, Inc.

10. *Michael H. Thaman, 55*
Chairman and Chief Executive Officer
Owens Corning

*Audit Committee Member

2
3
5
6
8
9
1
4
7
10